Form 20-F
SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC
filed 2002-12-20
CIK 1004623

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)
[ ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[x]             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                       For fiscal year ended June 30, 2002
                                       OR
[ ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     for the transition period from __ to __

                         Commission File Number: 0-27336

              Schroder Ventures International Investment Trust plc
             (Exact name of Registrant as specified in its charter)
                                England and Wales
                         (Jurisdiction of incorporation)

                                31 Gresham Street
                            London, EC2V 7QA England

        Securities registered pursuant to Section 12(b) of the Act: None
          Securities registered pursuant to Section 12(g) of the Act:

Title of each class:          Name of each U.S. exchange on which registered:
  Ordinary Shares                                  None*

     * The Ordinary Shares are listed on the Official List of the Financial Services Authority (in its capacity as U.K. Listing Authority) and admitted to trading on the London Stock Exchange plc.

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 102,265,699

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           [x] Yes      [ ] No
     Indicate by check mark which financial statement item the registrant has elected to follow.
                           [x] Item 17  [ ] Item 18




              Schroder Ventures International Investment Trust plc
                           Annual Report on Form 20-F
                           for the fiscal year ended
                                 June 30, 2002

                               TABLE OF CONTENTS


Item                                                               Page No.

PART I.....................................................................5

Item 1.      Identity of Directors, Senior Management and Advisers.........5

Item 2.      Offer Statistics and Expected Timetable.......................5

Item 3.      Key Information...............................................5

Selected Financial Data....................................................5

Capitalization and Indebtedness............................................7

Reasons for the Offer and Use of Proceeds..................................7

Risk Factors...............................................................8

Item 4.     Information on Schroder Ventures International Investment
Trust plc.................................................................10

History and Development of the Company....................................10

Business Overview.........................................................12

Organizational Structure..................................................23

Property, Plants and Equipment............................................25

Item 5.     Operating and Financial Review and Prospects..................25

Operating Results.........................................................25

Liquidity and Capital Resources...........................................26

Research and Development, Patents and Licenses, etc.......................31

Trend Information.........................................................31

Item 6.     Directors, Senior Management and Employees....................31

Directors and Senior Management...........................................31

Compensation..............................................................32

Director Practices........................................................35

Employees.................................................................37

Share Ownership...........................................................37

Item 7.     Major Shareholders and Related Party Transactions.............37

Major Shareholders........................................................37

Related Party Transactions................................................38

Interests of Experts and Counsel..........................................39

Item 8.     Financial Information.........................................39

Consolidated Statements and Other Financial Information...................39

Significant Changes.......................................................39

Item 9.     The Offer and Listing.........................................39

Plan of Distribution......................................................41

Markets...................................................................41

Selling Shareholders......................................................41

Dilution..................................................................41

Expenses of the Issue.....................................................41

Item 10.    Additional Information........................................41

Share Capital.............................................................41

Memorandum and Articles of Association of Schroder Ventures
International Investment Trust plc........................................42

Material Contracts........................................................47

Exchange Controls.........................................................50

Taxation..................................................................51

Dividends and Paying Agents...............................................58

Statement by Experts......................................................58

Documents on Display......................................................58

Subsidiary Information....................................................58

Item 11.    Quantitative and Qualitative Disclosures About................58

Item 12     Description of Securities other than Equity Securities........58

PART II...................................................................59

Item 13.    Defaults, Dividend Arrearages and Delinquencies...............59

Item 14.    Material Modifications to the Rights of Security..............59

Item 15.    Controls and Procedures.......................................59

Item 16.    [Reserved]....................................................59

PART III..................................................................60

Item 17.    Financial Statements..........................................60

Item 18.    Financial Statements..........................................60

Item 19.    Exhibits......................................................60

     Unless otherwise indicated herein, all information in this annual report is presented as of June 30, 2002. Amounts expressed in pounds (GBP) are in United Kingdom pounds sterling. Amounts expressed in (euro) are in European Monetary Union euros. According to the Federal Reserve Bank of New York, the Noon Buying Rate for pounds sterling in New York City expressed in U.S. Dollars per GBP1.00 (rounded to the nearest cent) on December 18, 2002 was $1.60 and the Noon Buying Rate for European Monetary Union euros in New York City expressed in U.S. Dollars per euro1.00 (rounded to the nearest cent) on December 18, 2002 was $1.03. The United Kingdom terms "accounting period," "realization," and "shares in issue" are used interchangeably in this report with the synonymous, respective United States terms "fiscal year," "disposition" and "shares outstanding."

                                     PART I

     This Form 20-F constitutes the annual report of Schroder Ventures International Investment Trust plc (the "Company"). Unless the context requires otherwise, the term "Company" includes Schroder Ventures
International Investment Trust plc, its subsidiary undertakings and associated undertakings (as defined in the Companies Act 1985 of Great Britain (the "Companies Act")), the Platinum Trust (a Guernsey unit trust referred to in this annual report as the "Trust"), Schroder Ventures (London) Limited ("SVLL") and Schroder Ventures North America, Inc. ("SVNA").

Item 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable to this Form 20-F.

Item 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to this Form 20-F.

Item 3.     KEY INFORMATION

A.   Selected Financial Data

     The following selected financial information for the years ended June 30, 2000, 2001 and 2002 and at June 30, 2001 and 2002 is derived from the audited consolidated financial statements included elsewhere in this Form 20-F. The selected financial information for the years ended June 30, 1998 and 1999 and at June 30, 1998, 1999 and 2000 is derived from the Company's audited consolidated financial statements, which are not included in this Form 20-F. The "Operating Data" is for the Company and the Trust, an operating subsidiary of the Company described in more detail in "Item 4. Information on the Company - Organizational Structure - Description of the Trust," and, with respect to the years ended June 30, 2001 and 2002, includes SVLL and SVNA.


                                           Year Ended June 30
                               1998     1999         2000        2001      2002
                                 (in GBP thousands, except per share data)
Operating Data
Total Revenues1               4,686    3,613        6,123       5,616     7,674
Administrative Expenses         562      668        1,106       2,235     7,293
Interest payable and
similar charges               1,317      976          468         583     1,832
Net Return/(Deficit)
After Taxation                2,056    2,349        4,729       2,655   (1,555)
Basic Earnings per
Ordinary Share                2.06p    2.35p        4.68p       2.60p  (1.52)p2


                                              As at June 30
                               1998     1999         2000        2001      2002
Balance Sheet Data
Total Assets                233,512  360,571      466,702     422,007   466,970
Current
Liabilities                   2,690   26,941        5,087       4,747     4,357
Long-Term Debt               10,753   10,753            0           0    39,152
Minority Interest               339      392          490         388       374
Net Assets                  219,730  322,485      461,125     416,872   423,087
Net Asset Value per
Ordinary Share.......        215.1p   325.9p       450.9p      407.6p    413.7p
Capital Stock
(excluding long-term
debt and redeemable
preferred stock).....       219,730  322,485      461,125     416,872   423,087
Number of Ordinary
Shares outstanding as
adjusted to reflect
Changes in capital...       102,170   98,966      102,266     102,266   102,266


1    The Company's income and capital gains have been and in the future are expected to be derived primarily from distributions in respect of its holdings in an international portfolio of investment funds structured as limited partnerships and unit trusts for which Schroder Ventures or Permira acts as general partner, manager, adviser or consultant (the "Funds"). The Company will account for such distributions by reference to the underlying source of the distribution.

     Distributions receivable by the Company which arise from dividends, interest and other revenue items through the Funds will be credited to the Company's revenue account when the income distributions are declared. Investment income arising from directly held investments of the Company will, in the case of dividends, be included as revenue in the period in which they become ex-dividend, and, in the case of interest income, interest payable and all other revenue expenses, will be treated on an accrual basis.

2    The basic earnings per ordinary share is based on (i) the net deficit on ordinary activities after interest payable and taxation of GBP1,555,000 and
(ii) 102,265,699 Ordinary Shares being the weighted average number of shares in issue during the year ended June 30, 2002.

Dividend per Share Information

     For the fiscal year ended June 30, 2002, the board of directors of the Company (each a "Director," and collectively, the "Directors") has not recommended the payment of, and the Company will not pay, a final dividend. The Company reported a deficit for the year on its revenue account. See "Item
5. Operating and Financial Review and Prospects" for more information on the Company's operations during its fiscal year ended June 30, 2002.
The following table presents a complete summary of dividends per share stated in both pounds sterling and U.S. dollars. The amounts in dollars are based on the exchange rates at each respective payment date.


Payment Date        Sterling    U.S. Dollars
December 3, 1997    1.92p       $0.0323
December 3, 1998    1.30p       $0.0216
December 7, 1999    1.50p       $0.0249
December 7, 2000    3.80p       $0.0457
November 26, 2001   1.80p       $0.0261
November 26, 2002   0.00p       $0.0000

Exchange Rate Information

     (a) The Federal Reserve Bank of New York Noon Buying Rate for pounds sterling in New York City expressed in U.S. Dollars per GBP1.00 (rounded to the nearest cent) (the "Exchange Rate") at December 18, 2002 was $1.60.

     (b) The table below sets forth, for the periods indicated the high and low Exchange Rates for each period (through November 29, 2002).


Last Six Months                       High    Low
June...............................   $1.53   $1.46
July...............................   $1.59   $1.52
August.............................   $1.57   $1.52
September..........................   $1.56   $1.54
October............................   $1.58   $1.55
November...........................   $1.59   $1.54


     (c) The table below sets forth for the periods indicated the average Exchange Rate for each period, calculated by using the average of the Exchange Rates on the last day of each month during the period.


Fiscal Period Ended                   Average
June 30, 1998......................   $1.65
June 30, 1999......................   $1.65
June 30, 2000......................   $1.61
June 30, 2001......................   $1.47
June 30, 2002......................   $1.46


B.   Capitalization and Indebtedness

Not applicable to this Form 20-F.

C.   Reasons for the Offer and Use of Proceeds

Not applicable to this Form 20-F.

D.   Risk Factors

Risks Relating to Value and Liquidity of Ordinary Shares

     The Company's Ordinary Shares are listed on the Official List of the Financial Services Authority (the "Official List") in its capacity as the United Kingdom Listing Authority ("UKLA") and admitted to trading on the London Stock Exchange plc (the "LSE"). There is no guarantee that the market price of the Ordinary Shares will reflect the underlying net asset value of the Company, nor is there any guarantee as to the level of liquidity in the market for Ordinary Shares. The Ordinary Shares will not be registered in the United States under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state. The Company has not registered under the Securities Exchange Act of 1934, as amended, for the purpose of facilitating secondary market trading with respect to its securities in the United States, and the Company does not intend, directly or indirectly, to facilitate secondary market activity. Accordingly, it is expected that there will be no market for these securities in the United States.

Risks Relating to the Company's Lack of Control of Underlying Investments

     The Company's portfolio consists primarily of holdings in Funds managed or advised by Schroder Ventures or Permira, an association of independent entities providing management advisory or consultancy services to buy-out and development capital funds. Pursuant to statutory requirements governing U.K. investment trusts and the rules of the UKLA, however, the Company may not hold interests in any Fund which would enable the Company to control that Fund. As a result, the Company will only be able to alter the investment policies of a particular Fund in which it is invested by acting in conjunction with other investors in that Fund. In addition, the Funds generally do not maintain a controlling interest in investee companies. As a result, the Directors have no control over the investment decisions made by the managers of individual investee companies. Although Fund managers must act in accordance with common investment objectives and policies and are subject to the restrictions set out in the documents establishing each Fund, the Company can make no assurance that the Funds' managers will make investment decisions according to the Directors' expectations. See "Item 4. Information on the Company - Business Overview - Investment Portfolio - Diversification of Investment Portfolio Relating to Fund Investments."

Risks Relating to Changes in Value of the Company's Portfolio

     The ability to achieve capital appreciation of the Funds could be affected by any significant general change in the value of the investments held by the Funds. Private equity investments, by their nature, involve uncertainty as to the ultimate value likely to be realized upon disposition of those investments, particularly because their predominantly unquoted nature means that a ready market may not exist for them. The value of these investments could decrease and the Company, as an investor in these Funds, may not recover the full amount of its original investment, which may affect the market price of the Ordinary Shares.

Risks Relating to Illiquidity of the Company's Investments

     In certain circumstances, the Company may wish to transfer its holdings in one or more Funds. In a majority of the Funds, the general partner, trustee or manager has the ultimate right, similar to that exercised by the board of directors of a private corporation, to refuse to register the transfer of an interest in such Fund. While the Company has no reason to believe that any request for the transfer of an interest in a Fund would be refused, it is possible that the overriding fiduciary duty of the general partner, trustee or manager could require it to refuse to register a particular transfer proposed by the Company.

Risks Relating to Capital Calls

     To the extent that the Company invests in a Fund that has not completed its investment program, or an "immature" Fund, the Company may be required to provide more capital to the Fund in the future if requested by the Fund managers (these requests are referred to in this annual report as "Calls"). If the Company fails to pay a Call when due, such failure could require the Company to sell its existing interests at a discount of up to 25% of their value and/or dilute its existing interests in that Fund by up to 25%. In the case of a unit trust, the Company's failure to meet a Call could result in the forfeiture of the units with respect to which the default occurred. Upon any such default, the Company could also lose the right to participate in further investments made by the Fund. The same result would arise for the Trust to the extent that it fails to meet a Call associated with its investment in an immature Fund. See "Item 4. Information on the Company - Business Overview - Description of the Funds - Calls."

Risks Relating to Changes in Value of Funds' Investments

     The value of the assets of the Funds may be affected by uncertainties, such as political developments, changes in government policies, taxation, currency repatriation and other restrictions in some of the countries in which the Funds may invest. The Company, directly or indirectly through the Funds, may also be exposed to countries, currencies and industries in which the Funds do not currently hold any interest.

     In addition, the Funds are denominated in a number of currencies. The Funds may, but are not required to, seek to minimize the exposure to currency fluctuations through the use of hedging techniques and instruments, but it may not be possible or practicable to hedge against consequent currency exposure. See "Item 4. Information on the Company - Business Overview - Foreign Exchange."

Risks Relating to Investment Returns

     Past performance is not necessarily a guide to the future. The income from the Company's investments is subject to change, which in turn could affect the Company's investment return and may affect the amount of dividends the Company pays to its investors. The investment returns for the Company in the future may differ materially from the historical returns of the Funds and will depend, among other things, on changes in the composition of the Company's portfolio.

Risks Relating to Taxation

     There can be no guarantee in advance that the Company will be approved as an investment trust for U.K. tax purposes by the Inland Revenue for any accounting periods. See "Item 10. Additional Information - Taxation."

     There is a risk that certain of the Company's holdings in unit trusts and non-U.K. resident companies (held through partnerships or directly) could be treated as "loan relationships" for the purposes of the regime for borrowers and lenders established by the United Kingdom Finance Act 1996. The consequence of such treatment would be that the amount of any increase in the value of these holdings would be taxed as income to the Company. The Company also would obtain relief for reductions in the value of such holdings on a mark-to-market basis.

Item 4.     INFORMATION ON SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

A.   History and Development of the Company

     The Company was incorporated and registered under the laws of England and Wales under the Companies Act as a public company limited by shares on June 12, 1995 under the name Chamwell Services Plc. On February 20, 1996, the Company changed its name to Schroder Ventures International Investment Trust plc, and on April 3, 1996, the Company received its official certificate under Section 117 of the Companies Act entitling the Company to commence business. The Company succeeded to the business of the company originally known as Schroder Ventures International Investment Trust plc through a restructuring in which the Company became the successor registrant.

     The Company's board of directors consists of eight Directors, a majority of whom are required by the Company's Articles of Association to be persons independent of Schroder Ventures and of Schroders plc and its subsidiaries, subsidiary undertakings and associated undertakings (as defined in the Companies Act) (the "Schroder Group").

Enlargement of the Company's Operations

     In June 2001, following approval by the Company's shareholders, the Company acquired SVLL and SVNA. SVLL and SVNA each became subsidiaries of the Company at that time. The Company acquired SVLL from Schroder Ventures Limited for GBP100, and assumed responsibility for the costs and received the benefit of the income streams of SVLL from January 1, 2001. SVLL then acquired SVNA, a broker-dealer registered with the Securities and Exchange Commission ("SEC"), from Schroder Venture Managers Inc. for $50,000, and subsequently paid the Schroder Group a further $28,553 in respect of an increase in required capital for regulatory reasons. Subsequently, on June 26, 2001, April 10, 2002 and December 18, 2002, the Company subscribed for 749,900, 750,000 and 1,500,000 Ordinary Shares of GBP1 each, respectively, in SVLL.

     The acquisition of SVLL and SVNA allows the Company to provide the following specialist financial advisory services:

     (i) Provision of services to the Schroder Group: The team advises and provides services on the structure, launch, identification of investment opportunities and performance of a private equity fund of funds that was launched by the Schroder Group in September of 2001. The fund of funds had a final closing on June 14, 2002 with subscriptions totaling euro242,354,631 received. The team also provides services to members of the Schroder Group to assist them in their obligations and duties as general partners or managers to the Funds.
     (ii) Provision of services to Schroder Ventures or Permira: The team is responsible for the provision of a number of services, as required, to Schroder Ventures or Permira and the Funds, namely fundraising, marketing, legal, financial reporting and monitoring services.

     For more information regarding the acquisition of SVLL and SVNA, see "Item 4. Information on the Company - Business Overview - Costs Relating to Enlargement of the Company's Operations" and "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources."

Euro Depositary Receipts

     The Company's euro-denominated receipts ("EDRs") trade in registered form on the LSE. EDRs are securities issued by a depositary bank that represent the underlying shares of a company. EDRs are denominated and traded in euros.

     The Company's EDRs are cleared through Euroclear and Clearstream, Luxembourg. The Bank of New York acts as depositary and custodian.

Subordinated Convertible Bonds due 2011

     On November 21, 2001, the Company issued GBP40,000,000 41/2% Subordinated Convertible Bonds due 2011 (the "Bonds"). The Bonds are convertible, at the option of the holders of the Bonds, into Ordinary Shares at a price of 399p per Ordinary Share. The Bonds are listed on the Official List and were admitted to trading on the LSE on July 5, 2002.

Electronic Settlement

     The Company's Ordinary Shares are traded through the CREST system, a multi-currency electronic settlement system for securities in the United Kingdom and Ireland.

Registered and Head Offices

     The Company's registered office is 31 Gresham Street, London EC2V 7QA England and its head office and principal place of business is Burleigh House, 357 Strand, London WC2R 0HS, England.

B.   Business Overview

     The Company carries on business as an investment trust, and is listed on the Official List and admitted to trading on the LSE. The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds managed or advised by Schroder Ventures or Permira. To complement this investment objective and address the growing recognition of private equity in investment portfolios, the Company is committed to designing and advising third-party products for investment in private equity.

     The Directors intend to manage the affairs of the Company so that it will continue to satisfy the current conditions for approval by the Inland Revenue as an investment trust under Section 842 of the Income and Corporation Taxes Act 1988 ("Section 842"). See "Item 10. Additional Information - Taxation." The section titled "Company's Business" in the Report of the Directors on Page 21 of the Company's Report and Accounts 2002 (the "Report and Accounts") is incorporated herein by reference.

Investment Portfolio

     Investment in the Funds. The Company's investment portfolio at June 30, 2002 consisted of interests in 23 Funds, which for purposes of this annual report includes various co-investments, and will continue to consist primarily of interests in these Funds and similar funds offered in the future by Schroder Ventures or Permira. Of these Funds, 17 were mature and six were immature. A mature Fund is one that has substantially completed its investment program, while an immature Fund is one that has yet to complete its investment program. See "- Description of the Funds - Calls."

     The Funds, which consist of limited partnerships and unit trusts organized in the United States and various foreign countries, have been organized at various times since 1985 for the purpose of making venture capital and buy-out investments in various business ventures located in approximately 19 countries, including the United States. As of June 30, 2002, the number of business enterprises in which the Funds held investments was
151. The Funds have not been offered or traded publicly in the United States and are subject to various restrictions on transfers of interests therein. There is no public market for any of the Funds in any country, and there is no intention to create a public market for any of the Funds in the future. Of the 23 Funds, 22 are 10-year closed-end funds and one is an 8-year closed-end fund. Eight of the Funds that have reached the end of their original terms have, with the consent of their respective investors, had their original terms extended. Following the expiration of their respective terms, the Funds will dissolve to permit an orderly liquidation of their assets. The Fund in question will then terminate. Currently, the Permira Italy I Fund is in the process of being dissolved and, once its assets have been liquidated, will terminate. The life of the Funds generally may be extended only with the consent of investors. Permira Europe II may be extended with the consent of the Advisory Committee.

     Diversification of Investment Portfolio Relating to Fund Investments. The Directors intend to maintain a diversified portfolio of investment in the Funds and, in order to maintain such diversity in the portfolio, the Directors will consider the following factors before committing to any new investments:


   * the geographical and industrial distribution of the Company's underlying portfolio,

   * the number and size of the Company's investments and

   * the investment objectives of the Fund being considered as an investment.

In addition, both the conditions for qualification as an investment trust and the listing rules of the UKLA (the "Listing Rules") impose certain investment diversification requirements. A list of the Company's investments at June 30, 2002 is set forth at Pages 17 through 20 of the Report and Accounts and is incorporated herein by reference.

     Diversification by Geographical Area and Sector. Although the Company has no formal guidelines concerning diversification by geographical area and sector, the Directors expect that the Company's investment portfolio will continue to reflect the broad geographical spread and sector diversification of the underlying investments of the Funds. The "Geographical and Sector Distribution" section of the "Portfolio Review" on Page 9 of the Report and Accounts, incorporated herein by reference, provide a brief description of the diversification of the Company's investment portfolio by geographical area and sector. The Directors do not believe that there are any risks specific to the countries in which the Funds have invested which would have a materially adverse effect on the Company.

Future Investments

     Consistent with its investment policy, the Company may invest in Schroder Ventures or Permira funds launched in the future. The Directors will consider each such investment on its merits and may decline to invest if it determines that such investment is not suitable for the Company's portfolio. The Company's investment in a new fund may not exceed 30% of the total committed capital of such fund or such higher amount as may be agreed with Schroder Ventures or Permira. The Company will invest on terms at least as favorable as those available to other investors, subject to any alteration which may be appropriate for the Company in accordance with the investment restrictions set out below. It is anticipated that such investments will only be made where the Company's cash resources (including ongoing distributions from the Funds), revenues and credit facilities will be sufficient to finance the full subscription amount payable by the Company in connection with any such future investments. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources," below, for additional information relating to the Company's Facility Agreement.

     The Company may acquire further interests in existing Funds in the secondary market if the Directors believe it appropriate and if it can do so on acceptable terms. The Company does not intend to acquire further interests in any Fund if that would result in the Company's acquiring control of that Fund.

     Co-Investment and Limitations. The Company may also co-invest alongside one or more of the Funds. Co-investment opportunities arise principally where a proposed investment in an investee company exceeds the capacity of the relevant Fund. The aggregate of a single co-investment and participation in the same company through the Funds may not exceed 5% of the Company's consolidated net assets. The overall restriction on co-investments remains at 10% of the Company's consolidated net assets. The calculation of these percentages will be made at the time any such co-investment is made. These percentage restrictions on co-investments are subject to change and are regularly reviewed by the Directors. Any co-investment by the Company will be on an arm's-length basis on terms that are at least substantially similar to those of the co-investing Fund's investment. At June 30, 2002, the Company held co-investments totaling GBP15.8 million and representing 3.7% of net assets of the Company.

     Other Permitted Investments. The Company may also invest in alternative listed or unlisted companies or other entities with exposure to buy-out and development capital markets. In addition, the Company may, from time to time, invest in other listed companies and fixed interest securities and other marketable debt securities that are unrelated to buy-out and development capital markets or retain cash balances pending re-investment. At June 30, 2002, the Company's gross cash balance of GBP40.3 million was held principally in a portfolio of short-dated treasury bills. The Company also has the power to enter into transactions involving synthetic or traded derivative instruments over a range of different underlying securities and currencies. The Directors expect this power will be used for hedging or to gain exposure to quoted equity instruments, but not for speculative or trading purposes. There are no restrictions on the types of funds in which the Company may invest.

Portfolio at Fiscal Year End

     As of June 30, 2002, the Company's investment portfolio consisted of interests in each of the 23 Funds, which for purposes of this annual report includes various co-investments. The "List of Investments" table on Pages 17 through 20 of the Report and Accounts, which is incorporated herein by reference, presents summary information, as of June 30, 2002, on each of the Funds, as well as the Company's percentage ownership of each Fund, the value of the Company's holdings in each Fund and the percentage of the Company's net assets constituted by each Fund.

     As of June 30, 2002, no underlying "investee company" (a company in which one of the Funds has invested) comprised more than 14.10% by value of the Company's net assets. The "Twenty Largest Underlying Companies" table on Pages 12 through 16 of the Report and Accounts, which is incorporated herein by reference, provides a brief description of the 20 largest underlying investee companies which, as of June 30, 2002, represented the largest percentage by value of the Company's total assets, determined based on value of investments.

     For a description of the analyses used to determine the value of the Company's investments, see "Valuation Policies," below.

Investment Restrictions and Diversification Obligations

     The Directors intend to continue to manage the affairs of the Company so that the Company will satisfy the current conditions for approval by the Inland Revenue as an investment trust under Section 842. One of these conditions restricts the investments a company seeking such approval can make. In order to satisfy this condition, the Company will not acquire shares or securities in any one company if such shares or securities (taken together) would represent more than 15% of the Company's investments by value at the time of acquisition. For this purpose, unit trusts will normally be treated as companies and units therein as shares of such companies. There are also special rules under which all of the Company's holdings in subsidiary companies in which it owns 51% or more (as defined for purposes of Section
842) will be aggregated and treated as one holding in a single company for purposes of the 15% test. Further, if the Company's interest in a company increases due to additional investment in the same company (including further investment in the same company through different funds or co-investment), the entire interest will be treated as having been acquired at the time of the increased investment for the purposes of satisfying the 15% test.

     In addition, the Listing Rules independently require that the Company maintain an adequately diverse spread of investments by investing no more than 20% of its gross assets by value at the time of acquisition in any investee company or investee group. For the purposes of calculating the above percentage interest for the Listing Rules, the Company's interest in an underlying investee company of the Funds is calculated, where applicable, by aggregating all of the Company's interests in investments in such investee company or investee group, irrespective of the Funds through which the Company holds its interest in the investee company. If the Company's interest in an underlying investee company increases due to further investment in that investee company, the entire interest will be treated as having been acquired at the time of the increased investment.

     In order to ensure that the Company satisfies both the 15% and 20% investment limitations described above, Schroder Ventures or Permira will notify the Company in advance of any proposed investment in excess of specified thresholds so that the Company can assess the effect of the investment and, if necessary, take appropriate action in order to avoid violating either of such restrictions. The Company will only make new investments in future funds if either (i) the Directors are satisfied that the investment restrictions set forth above cannot be breached or (ii) appropriate opt-out mechanisms can be obtained with the relevant Fund that will enable the Company, without penalty, to limit or eliminate its investment in an investee company if necessary to permit the Company to ensure its own compliance with the above restrictions. In making other investments, the Directors intend to ensure, where necessary, that similar opt-out mechanisms are available to the Company and that the investment restrictions set forth above can be satisfied.

Borrowing Facility

     The Directors expect the Company to meet its commitments to pay future Calls in respect of its existing holdings in immature Funds from the existing cash resources of the Company, from the facilities available under the euro225,000,000 Revolving Credit Facility Agreement (the "Facility Agreement") dated March 16, 2001 between the Company, Barings (Guernsey) Limited and the Royal Bank of Scotland plc and from the proceeds of distributions from its holdings in the Funds. These distributions are expected to be principally the net proceeds of realizations of investments held by the Funds. The timing of future realizations and the dates of future Calls are necessarily uncertain. The Directors are able to draw on the Facility Agreement to enable the Company to meet its commitment to pay future Calls. In addition, the Company may use this borrowing facility to make new investments or for general corporate purposes. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources," below, for additional information relating to the Company's Facility Agreement.

Valuation Policies

     General Valuation Policies. In valuing its investments, the Company has complied and intends to continue to comply with the Statement of Recommended Practice issued in December 1995 by the Association of Investment Trust Companies. In particular, the Directors will consider whether a fixed asset investment falls within the definition of a subsidiary undertaking or associated undertaking (as defined in the Companies Act) and apply the relevant provisions of the Companies Act and accounting standards. Accordingly, investments in limited partnerships or unit trusts will not usually be consolidated with the Company's financial statements, because control of the affairs of these entities typically rests with the general partners or trustees. In addition, where the Company does not exercise significant influence over the operating and financial policy of a fixed asset investment due to the nature of that investment (for example, a limited partnership interest or unit in a trust), the Directors believe that the equity method of accounting does not give a true and fair value.

     The Company's valuation policies are consistent with the current guidelines issued by the British Venture Capital Association (the "BVCA"). In accordance with these guidelines where, in an exceptional case, the application of the valuation policies set forth below, would not, in the opinion of the Directors, result in a fair value being ascribed to an investment, the Directors may adopt an alternative valuation in accordance with the overriding BVCA principle that the value should be a fair one. The valuation policies that the Company has followed and currently intends to follow are outlined below.

     Quoted Investments. All investments listed on recognized stock exchanges are valued at the quoted mid-market price at the balance sheet date. If an investment is subject to restrictions affecting its disposition, or if the holding is significant in relation to the issued share capital, a discount of generally between 0% and 50% to that price will be applied.

     Unquoted Equity Investments. Early Stage Equity Investments (in general, investments in an investee company that are made to allow the investee company to develop a business concept or to commence or continue product development and initial marketing, or to permit the investee company to initiate commercial manufacturing and sales of a developed product) are valued at cost unless one of the following applies:

     (i) Performance indicates that there has been a permanent and significant diminution in the valuation of the investment. If this is the case, provisions in incremental tranches of 25% of original cost will be made.

     (ii) A significant transaction involving an independent third party at arm's length values the investment at a materially different value; or

     All unquoted investments, including investments in management buy-outs and buy-ins, which are not Early Stage Equity Investments ("Development Stage Equity Investments") are valued at cost, or cost less a provision, for at least one year unless the basis of valuation is unsustainable. Thereafter, they will be valued as follows:

     (i) where available, either on the basis of a significant transaction by an independent third party in the equity of the investee company or an independent third party valuation of the equity;

     (ii) where a significant portion of the assets are held in real property, on the basis of discounted net asset values;

     (iii) where the investee company is performing significantly below expectations, at cost less provisions in incremental tranches of 25%; or

     (iv) where the investee company is profitable and performing satisfactorily, on the basis of earnings (see (a), below) capitalized at an appropriate price-earnings multiple (see b, below), provided that

             (a) the earnings of the investee company will be based on the latest audited accounts or management accounts where appropriate, and

             (b) the price-earnings multiple:

                   * will take into account the capital and debt structure of the investee company,

                   * will be based on either comparable company or industry
                     sector multiples taken from the relevant stock exchange, and

                   * will be subject to a minimum discount of 25% to reflect the illiquidity of the investment and the approximate nature of a valuation based on earnings unless early realization is expected, in which case a smaller discount is applied.

     Unquoted Loan Stock and Preference Shares. Loan stock and preference shares will be valued at cost plus any accrued interest and redemption premia less any provisions in incremental tranches of 25% in cases where the investee company is performing significantly below expectations.

     Valuation of the Portfolio at June 30, 2002. The valuations of the Company's holdings were based on the value of the underlying assets of the Funds as of June 30, 2002, determined as described above and adjusted where appropriate for other assets and liabilities of the Funds.

Description of the Funds

     Background. Members of the Schroder Group established Schroder Ventures in 1983, which has since developed into an international association of independent entities. As of June 30, 2002, these combined entities had 11 offices world-wide, providing management advisory or consultancy services to private equity funds. In November 2001, Schroder Ventures Europe changed its name to Permira and the funds advised by Permira were also renamed. As of June 30, 2002, there were a total of 23 buy-out and development capital Funds, with combined commitments of more than US$7.1 billion.

     Of the 23 Funds, 20 are for investment primarily within a single country or region, and three are international Funds focusing on investment in the life sciences sector. The geographical spread of the Funds and their advisers as of June 30, 2002 are summarized in the table below.


                            Number of    Total Committed   Location of Advisers
      Region           Schroder Funds      Capital (GBP
                                               Millions)

Continental Europe                  9            3,015.5  France,Germany, Italy,
                                                          Spain
Asia                                5              671.7  Hong Kong, India,
                                                          Japan, Singapore
North America /                     6              626.8  Canada, United States,
International (Life Sciences)                             United Kingdom
United Kingdom                      3              335.9  United Kingdom
                                   23            4,649.9



Operation of Funds

     The following information relates to the structure, operations, investment policies and restrictions, and management of the Funds.

     The Funds do not seek to take day-to-day management control of investee companies. However, in exceptional circumstances, Funds, through the exercise of shareholder rights, may take management control for a short period of time to facilitate a reorganization or financial restructuring of the investment. Schroder Ventures or Permira works closely with the investee company throughout the life of the investment to assist it in achieving its full potential and to seek to maximize returns for the Funds.

     Some Funds consist of a single investment vehicle and others are structured as a number of investment vehicles, usually limited partnerships and/or unauthorized unit trusts. The general partner of a limited partnership in a Fund and the trustee of a unit trust are responsible for the operation, management and administration of the investment vehicles comprising a Fund. They must act in accordance with common investment objectives and policies and are subject to the restrictions set out in the documents establishing the Fund.

     The terms and conditions of the individual Funds differ, reflecting the investment focus of the Fund, the state of development of the market concerned at the time of formation of the Fund and the investment requirements of the investors.

     Advisory or consultancy services to the Funds are provided by Schroder Ventures or Permira entities wholly owned by their individual principals. Affiliates of Schroders plc act as general partner or manager to Funds launched prior to January 1, 2000. For Funds launched after January 1, 2000, entities connected with Schroder Ventures Limited act as general partner or manager.

     The general partner or manager is responsible for the day-to-day management of the Fund and makes all the investment decisions. The general partner or manager, in turn, appoints and is advised by a local adviser or consultant to the Fund with experience in the relevant country, region or industry. The advisers and consultants have no authority to conduct negotiations resulting in legally binding obligations for, or in any way to bind, the Funds.

     The custody and security of the assets of the Funds is maintained by the general partners of partnerships or the managers or trustees of unit trusts. These functions are performed either directly by entities affiliated with the general partner, manager or trustee or by delegation to professional independent investment managers. Where these controls are delegated, the responsible affiliate liaises closely with the independent managers and receives frequent reports. Internal control procedures are subject to an annual external audit.

     Management contracts are typically terminable on six or 12 months' prior notice by either party.

     Co-Investment by Schroder Ventures Executives. When a new Fund is offered, executives of Schroder Ventures (which in the past included executives of the Company) are usually offered the opportunity to co-invest alongside the Fund (via a Fund-specific co-investment scheme) on the same or substantially the same terms on which the Fund invests. Co-investment schemes have been offered for all Funds with a final closing after 1992.

In addition, Schroder Ventures Investments Limited was established in 1997 to provide Schroders plc and senior executives of Schroder Ventures (which included executives of the Company) with the opportunity to co-invest alongside new Funds on the same or substantially the same terms on which those Funds invest.

     Advisory Committees. Each Fund has an advisory committee which consists of a majority of representatives of investors in the Fund or other individuals who are independent of Schroder Ventures and the Schroder Group. The advisory committee is not involved in the management of the Fund, but may be consulted by the general partner or the Fund's manager for advice on matters such as issues of policy, strategy and potential conflicts of interest, although neither the general partner nor the Fund's manager is required to follow the recommendations of the advisory committee. The advisory committee is not responsible for making investment decisions. In some of the Funds, advisory committee approval is required for certain actions of the general partner or manager.

     Investment Policies. Despite the increasing globalization of industry and commerce, significant national differences in business methods and business cultures remain, particularly in Europe. A key element of the Funds' investment philosophy is the use of local country advisers, many of whom are industry specialists.

     While each of the individual Funds pursues the same investment objective of seeking above average returns for investors, each of the Funds has its own investment policies to achieve this end. These policies are agreed to by the investors at the time of the formation of the Fund and cannot be changed without the consent of the investors. To the extent that a Fund consists of several entities, the consent of each component entity is required before the investment policies can be changed. In some cases, however, the required consent is based on the relative percentages of capital committed by the investors across the whole Fund. Typically, a Fund that is a limited partnership can only change its investment policies with the consent of investors holding at least 75% of its committed capital (and in certain cases with the consent of the general partner), and a Fund that is a unit trust can only change its investment policies with the approval of 75% of the unitholders present and voting at a meeting for which a special quorum will apply. The terms of certain unit trusts, however, require the consent of holders of at least 75% in nominal value of units in addition to, or instead of, the approval described in the preceding sentence.

     A key feature of the investment policies of each Fund is to achieve diversity of risk. Consequently, there are restrictions in the investment policies of each Fund which limit the amount that can be invested in a single entity. In all of the country- or region-specific Funds, a balanced portfolio in terms of industry sectors is sought, with investment focusing on those sectors where there is particular expertise within the investment adviser. Schroder Ventures International Life Sciences Fund, Schroder Ventures International Life Sciences Fund II and International Life Sciences Fund III, which are industry specific, are diversified between the United States and Europe.

     Before making an investment, the general partner or investment manager of a Fund reviews the exit options which have been discussed with the management of the potential investee company. The investment consultant thereafter monitors the progress of the investee company and general economic conditions and works actively with management of the company to review, refine and implement the exit plan. Investments by the Funds in investee companies are typically realized after three to seven years from the date of the original investment. Since most transactions will not be structured to provide for a liquidation of the investment before this time, it is possible that a Fund will not realize significant cash returns from the disposition of investments for several years after the Fund's inception.

     Calls. Typically, an investor in a Fund commits to subscribe for a specified amount of capital to the Fund in return for units in a unit trust or interests in a limited partnership constituting the relevant Fund. The adviser to the Fund reviews investment opportunities and recommends suitable investments to the Fund's manager or general partner in accordance with the investment policies of the Fund. If the manager or general partner decides the Fund should make an investment, further Calls are made to the investors for payment of part or all of the outstanding committed capital. The committed capital of a Fund is typically called within five years. The failure by an investor in a Fund to pay a Call when due could result in that investor being obliged to sell its existing interests at a discount of up to 25% of their value and/or in that investor's existing interests in the Fund being diluted by up to 25%. In the case of a unit trust, it could result in the units with respect to which the default occurred being forfeited. The investor could also lose the right to participate in further investments made by the Fund.

     Distributions. When an investment is realized or income from an investment is received, the capital realized or income received (after payment of expenses and special allocation of profits interest to individuals connected with Schroder Ventures or Permira and members of the Schroder Group (where applicable) in accordance with the terms of the Fund's organizational documents, as described in more detail in "- Special Allocation of Profits," below) is generally distributed to the investors in proportion to their holdings in the Fund. In certain limited circumstances, which may vary between Funds, capital realizations can be reinvested by the Fund. Investors generally receive distributions (principally the proceeds of capital realizations) both before and after the Fund becomes fully called. The Fund's term may be extended for a specified period to enable an orderly disposition of the Fund's investments. Alternatively, the Fund's investments may be distributed as a dividend in kind. Extension of a Fund's term usually requires the consent of investors holding, in total, at least 75% of the interests in that Fund. If, toward the end of any such extension, there are still unrealized investments in the Fund, investors may agree either to a further extension or to a distribution in kind of the Fund's investments.

     Restrictions on Investments. Each Fund has investment restrictions to ensure that the Fund is run according to pre-determined investment policies. Certain levels of investor consent are required to change any of the restrictions, including 100% approval from all investors (including the Company in respect of its holdings) for a change which would require more investment in the Fund or which might affect significantly the interests of the investors in that Fund. These restrictions are designed to ensure that each Fund continues to be run solely for the benefit of all investors equally. Because the Company will not control any Fund, it will only be able to alter the investment policies of a particular Fund in which it has invested by acting in conjunction with other investors.

     In order to achieve diversity of risk, each Fund is typically prohibited from investing more than a specified percentage of its committed capital in a single investee company. In addition, immature Funds (which may have further investment capacity because Calls will not have been made for total committed capital) are usually prohibited from investing in property and other buy-out or development capital funds.

     Remuneration

The entitlement to remuneration and the entities and individuals entitled to receive remuneration is agreed upon by all investors at the formation of each Fund and is embodied in its organizational documents. The remuneration takes the form of management fees, carried interest and, in some cases, fees payable by investee companies.

     Management Fees. Management fees are generally paid quarterly in advance to the general partner or manager of the particular Fund on the basis set out in the Fund's organizational documents. In some Funds, there is a preferential drawing right instead of a management fee but, for ease of reference, both are referred to as management fees in this annual report.

     Special Allocation of Profits. Individuals connected with Schroder Ventures or Permira and members of the Schroder Group are entitled to an allocation, as a "carried interest," of an aggregate of 20% of the profits arising in each Fund. In some Funds, performance hurdles must be met before the carried interest is payable. The performance hurdles are established upon the formation of each Fund and are based on a range of criteria. These usually take the form of a specified internal rate of return for investors, which is generally in the range of 5% to 12% for any one Fund.

     Profit for the purpose of determining the carried interest is generally calculated using one of the following methods:

     (i) following the return to investors of all capital they have subscribed and, if applicable, the achievement of the appropriate performance hurdle, the carried interest is calculated as 20% of all subsequent distributions; or

     (ii) upon the realization of an investment in an investee company, the internal rate of return based on either the disposition of that investment or on all investments realized to date will be calculated. An allocation of carried interest is calculated as 20% of the excess of the investment proceeds over the cost of investment and, if applicable, the achievement of the appropriate performance hurdle.

     In certain of the Funds which have performance hurdles, the carried interest holders have a "catch-up" right whereby they receive all profit once the hurdle has been achieved, until they have received 20% of the profit distributed to investors. All distributions from the Funds are made after allocation of any carried interest (where appropriate) in accordance with the terms of the Fund. Distributions to the Company, in respect of its holdings, will be on the same basis as distributions to other investors.

     Fees Payable by Investee Companies. The advisers or consultants to the Funds may be entitled to directors' fees and/or transaction fees from certain investee companies of the Funds. Transaction fees are negotiated and the amount of any directors' fees reflect those payable to other directors on the relevant boards.

Foreign Exchange

     The Funds are denominated in a number of currencies. The Directors have not caused the Company to enter into any foreign exchange contracts to hedge the Company's expected liabilities or receipts in these currencies. However, the Directors, in their discretion, may cause the Company to enter into such foreign exchange contracts in the future. The Company may invest in specified types of swap agreements, forward contracts, and foreign exchange contracts.

Material Regulations

     Distributions. Pursuant to Section 263 of the Companies Act, the Company may not make a distribution except out of profits available for that purpose. For these purposes a "distribution" includes the payment of a dividend, and "profits available for distribution" are the Company's accumulated, realized profits (so far as not previously utilized by distribution or capitalization) less its accumulated realized losses (to the extent not previously written off). In addition, because the Company has "investment company" status within the meaning of Section 266 of the Companies Act, it may also, subject to and in accordance with the provisions of Section 265 of the Companies Act, make a distribution at any time out of its accumulated, realized revenue profits (so far as not previously utilized by a distribution or capitalization), less its accumulated revenue losses (whether realized or unrealized), so far as not previously written off in a reduction or reorganization of capital duly made, if at the time the amount of its assets is at least equal to one and one-half times the aggregate of its liabilities, and if, and to the extent that, the distribution does not reduce that amount to less than one and one-half times that aggregate. This section provides a short summary of the provisions contained in the Companies Act relating to distributions by companies that have "investment company" status for the purposes thereof; further detailed provisions are set out in Section 265 of the Companies Act.

     Qualification as an Investment Trust. In order to qualify as an investment trust for U.K. tax purposes, the Company must comply with certain specific requirements relating to its structure and operation. See "Item 10. Additional Information - Taxation" for a full discussion of material tax regulations.

     Listing Rules. The Listing Rules include certain requirements relating to investment trusts and the Company's ongoing status as a listed company. In order to maintain the listing of its securities on the Official List, the Company must continue to satisfy the Financial Services Authority that the Directors will act independently of any investment managers. In addition, a majority of the Directors cannot be directors or employees of or professional advisers to the investment managers or any other company in the same group as an investment manager. The Listing Rules contain extensive provisions dealing with, among other matters, the announcement of information to the Financial Services Authority and the LSE and to shareholders of the Company, transactions entered into by the Company and Directors' responsibilities.

C.   Organizational Structure

The Trust

     The Trust is a Guernsey unit trust in which the Company owns approximately 99% of the ordinary units and 90% of the B units, and is accordingly treated as a subsidiary of the Company. The remaining units are owned by Schroder Investments (Bermuda) Limited. The principal purpose of the Trust is to invest in unit trusts, limited partnerships or companies comprising Funds with the objective of participating in venture capital and buy-out opportunities. The trustee of the Trust, which may be removed by the holders of the ordinary units, is Barings (Guernsey) Limited (the "Trustee").

     In each of its fiscal years, the Trust generally will distribute to the unitholders income in excess of any expenses of the Trust that have been paid out of such income (provided that the manager of the Trust is entitled to defer until the following fiscal year the distribution of any such income which cannot conveniently or equitably be distributed until such time). The income will first be distributed to holders of the B units, in proportion to their ownership of the B units, until such holders have received an amount equal to LIBOR on the amount subscribed for each unit, with the remainder distributed to the holders of ordinary units in proportion to their ownership of ordinary units. In contrast, any distribution of (i) the Trust's assets,
(ii) the proceeds of any sale, redemption or other disposition of the Trust's assets or (iii) capital receipts derived from its investments, shall be distributed to the holders of the ordinary units in proportion to their ownership of ordinary units except in the event of the dissolution or termination of the Trust.

     Except in the case of the incapacitation, resignation or removal of the manager of the Trust and the failure of the holders of the ordinary units to agree on a successor manager, or in other specified events, the Trust may not be dissolved or wound up prior to April 30, 2006. Further, the Trust is prohibited from distributing (i) its assets, (ii) the proceeds of any sale, redemption or other disposition of its investments, and (iii) any capital receipts in respect of its investments, until April 30, 2006.

     The Trust will terminate on the earlier of April 30, 2006 or written notice from the Trustee to the unitholders upon the occurrence of certain specified events. Upon dissolution or termination of the Trust, the Trust's assets may be distributed in kind, or sold and the proceeds thereof distributed, to each holder of B units in the amount of GBP1,000 per unit, with any remaining assets or proceeds distributed to the holders of ordinary units in proportion to their ownership of ordinary units.

Relationship between Schroder Ventures or Permira and the Company

     The Company is an independent fund of funds that has holdings in all 23 Funds and, as such, is their largest investor.

     The Directors manage the Company's investment portfolio, with advice from the Company's subsidiary, SVLL, and from its investment committee. See "Item 6. - Directors, Senior Management and Employees - Directors and Senior Management."

     In addition, the investment managers, advisers and consultants of each of the Funds manage and advise upon the investment strategy and portfolio of that Fund. The Company is entitled to receive information with respect to its holdings on the same basis as other investors in the Funds.

D.   Property, Plants and Equipment

     Schroder Ventures International Investment Trust plc does not own or lease any real property. Schroder Ventures International Investment Trust plc's registered office is maintained at the offices of Schroder Investment Management Limited, the company secretary and a wholly owned subsidiary of Schroders plc. Schroder Ventures International Investment Trust plc's principal place of business and head office is maintained at Burleigh House, 357 Strand, London WC2R 0HS England.

Item 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The "Portfolio Activity," "Schroder Ventures (London) Limited and Schroder Ventures North America Inc.," "Board," "Convertible Bond," "Change of Year-End," "Outlook" and "Recent Events" sections of the "Chairman and CEO's Statement" on Pages 4 and 5 of the Report and Accounts, and the "Portfolio Review" on Pages 6 through 11 of the Report and Accounts, are incorporated herein by reference.

A.   Operating Results

Year Ended June 30, 2002 Compared to Year Ended June 30, 2001

     During the year ended June 30, 2002, the Company received notices of Calls aggregating approximately GBP77.5 million, compared to notices of Calls during the year ended June 30, 2001 aggregating approximately GBP155.4 million, and received proceeds from dispositions of underlying investments of the Funds of approximately GBP49.0 million, compared to proceeds of approximately GBP51.9 million during the year ended June 30, 2001. Uncalled commitments to the Funds decreased from approximately GBP456.3 million as of June 30, 2001 to approximately GBP403.2 million as of June 30, 2002.

     The "Company's Business," "Revenue and Earnings," "Dividend," "Policy for Payment of Creditors," "Purchase of Shares for Cancellation," and "Issue of New Shares" sections of the "Report of the Directors" on Pages 21 and 22 of the Report and Accounts, as well as the "Portfolio Activity" sections of the "Chairman and CEO's Statement" on Page 4 of the Report and Accounts, the "Overview" and "Fund Transactions" sections of the "Portfolio Review" on Page 6, the "Portfolio Performance" section of the "Portfolio Review" on Page 10 and the "Cash and Marketable Securities" section of the "Portfolio Review" on page 11 of the Report and Accounts, are incorporated herein by reference.

     The "Company's Business," "Revenue and Earnings," "Dividend," "Policy for Payment of Creditors," "Purchase of Shares for Cancellation," and "Issue of New Shares" sections of the "Report of the Directors" on Pages 22 and 23 of the Report and Accounts 2001, as well as the "Overview" and "Portfolio Activity" sections of the "Chairman's Statement" on Page 4 of the Report and Accounts 2001, the "Overview" and "Fund Transactions" sections of "Portfolio Review" on Page 7, the "Portfolio Performance" section of "Portfolio Review" on Page 9 and the "Cash and Marketable Securities" section of the Portfolio Review on page 12 of the Report and Accounts 2001, are incorporated herein by reference.

Year Ended June 30, 2001 Compared to Year Ended June 30, 2000

     During the year ended June 30, 2001, the Company received notices of Calls aggregating approximately GBP155.4 million, compared to notices of Calls during the year ended June 30, 2000 aggregating approximately GBP162.3 million, and received proceeds from dispositions of underlying investments of the Funds of approximately GBP51.9 million, compared to proceeds of approximately GBP187.8 million during the year ended June 30, 2000. Uncalled commitments to Schroder Ventures' Funds decreased from approximately GBP580.7 million as of June 30, 2000 to approximately GBP456.3 million as of June 30, 2001.

     The "Company's Business," "Revenue and Earnings," "Dividend," "Policy for Payment of Creditors," "Purchase of Shares for Cancellation," and "Issue of New Shares" sections of the "Report of the Directors" on Pages 22 and 23 of the Report and Accounts 2001, as well as the "Overview" and "Portfolio Activity" sections of the "Chairman's Statement" on Page 4 of the Report and Accounts 2001, the "Overview" and "Fund Transactions" sections of "Portfolio Review" on Page 7, the "Portfolio Performance" section of "Portfolio Review" on Page 9 and the "Cash and Marketable Securities" section of the Portfolio Review on page 12 of the Report and Accounts2001, are incorporated herein by reference.

     The "Company's Business," "Revenue and Earnings," "Dividend," "Policy for Payment of Creditors," "Purchase of Shares for Cancellation," and "Issues of New Shares" sections of the "Report of the Directors" on Pages 23 and 24 of the Report and Accounts 2000, as well as the "Overview" and "Realisations" sections of the "Chairman's Statement" on Page 4 of the Report and Accounts 2000, and the "Overview" and "Cashflow" sections of "Portfolio Review" on Page 6 and the "SVIIT Portfolio Performance" section of "Portfolio Review" on Page 10 of the Report and Accounts 2000, are incorporated herein by reference.

B.   Liquidity and Capital Resources

     You should read this section in conjunction with the selected financial data and the consolidated financial statements and the accompanying notes in "Item 3. Key Information - Selected Financial Data" and "Item 17. Financial Statements," respectively, of this annual report. Historical results and percentage relationships set forth in these Items and this section should not be taken as indicative of future operations of the Company. This Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are generally characterized by terms such as "believe," "anticipate," "expect" and "may." Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company's actual results could differ materially from those given in the forward-looking statements.

General

     The "Portfolio Activity," "Schroder Ventures (London) Limited and Schroder Ventures North America Inc.," "Board," "Convertible Bond," "Change of Year-End," "Outlook" and "Recent Events" sections of the "Chairman and CEO's Statement" on Pages 4 and 5 of the Report and Accounts, and the "Portfolio Review" on Pages 6 through 11 of the Report and Accounts, are incorporated herein by reference.

Commitments and Contingencies

     Costs Relating to Enlargement of the Company's Operations. The costs of acquisition of SVLL and SVNA (for purchase prices of GBP100 and $50,000, respectively) was primarily the result of added personnel and related premises support requirements. Although the acquisitions were completed on June 18, 2001, the Company assumed responsibility for the costs and received the benefit of the income streams of SVLL from January 1, 2001. For the 12 months ending December 31, 2001, the costs did not exceed the revenues of GBP5.46 million, principally created from the provision of services to the Schroder Group and Schroder Ventures. SVLL together with SVNA broke even at the profit-before-tax level for the 12 months ended December 31, 2001 and the acquisition had no negative impact on the Company's net return for the same period.

     Fund Commitments. The Company's uncalled commitments to the Funds decreased from approximately GBP456.3 million as of June 30, 2001 to approximately GBP403.2 million as of June 30, 2002. Permira Europe II and the Schroder Ventures US Fund both had final closings during fiscal year 2001 on October 20, 2000 and September 29, 2000, respectively, and are now 41.0% and 62.2% drawn-down, respectively. The Schroder Canadian Buy-Out Fund III had a final closing of C$190 million in fiscal year 2001 on June 28, 2001 and is 27.75% drawn down. The Company's commitment to this fund at its final closing was C$50.5 million.

     Calls. As of June 30, 2002, the Company had uncalled Fund commitments of GBP403.2 million and may invest in other funds in the future. See "Item 4. Information on the Company - Business Overview - Investment Portfolio" for more information relating to the Company's investment in the Funds. In connection with any investment in a Fund, the Company becomes subject to the obligation to pay future Calls related to the investment in that Fund. See "- Liquidity and Capital Resources - Fund Commitments" for information relating to the Company's commitments to Funds. To the extent that the Company is required to meet Calls as a result of its investment in existing Funds, the Directors expect to meet the Company's commitments to pay these Calls from the existing cash resources of the Company, the facilities available under the Facility Agreement and from the proceeds of future distributions from its holdings in the Funds.

     For the fiscal year ended June 30, 2002, the Company received proceeds from dispositions of underlying investments in the Funds of approximately GBP49.0 million, which together with existing cash resources of the Company were sufficient to satisfy notices of Calls aggregating GBP77.5 million received during such period.

     On September 30, 2002, it was announced that, following the successful offer by Funds advised by Permira for the ordinary shares of Ferretti SpA, the Italian luxury motor yacht group currently listed on the Milan Stock Exchange, the Company, through its interest in Permira Funds, has invested in Ferretti SpA, which will be taken private. Ferretti was originally acquired by Funds advised by Permira in 1998 and floated on the Milan Stock Exchange in June 2000. At that time, Permira sold the majority of its interest in Ferretti and has since sold its remaining holdings. Since 1998, the Ferretti Group has grown organically and through acquisitions and is currently Europe's largest builder of luxury motor yachts. The Company's share of this investment will be approximately GBP36 million, representing 8.5% of its net assets as of June 30, 2002.

     On November 21, 2002, the Company announced that it had been advised that a Fund in which it invests has signed an agreement to sell its majority stake in Homebase to GUS plc. If the transaction is completed on the terms set forth in the purchase and sale agreement, the Company's net cash consideration from this disposition will be approximately GBP95 million, representing a premium of approximately GBP58 million to the June 30, 2002 valuation. This gain would add approximately 57p to the Company's net asset value per share. In March 2001, Permira backed the buy-out of Homebase from J Sainsbury plc. In April 2002, Homebase underwent a recapitalization, as a result of which it returned the majority of the cost of the investment to investors, and as of June 2002, Homebase was valued at GBP36.8 million. Assuming the transaction is completed on the terms set forth in the purchase and sale agreement, the Company will have received proceeds from its investment, including the proceeds from the recapitalization, of approximately GBP109 million, compared to a total cost of GBP20 million. The transaction is subject to review by the Office of Fair Trading, and there can be no assurance that the proposed transaction will be approved in its current form.

     On December 18, 2002, Schroder Ventures International Investment Trust plc announced that Funds advised by Permira had entered into an agreement to acquire Travelodge and Little Chef, the roadside hotel and restaurant chains, from Compass Group PLC. The Company's share of the investment will be approximately GBP55 million. Travelodge is the U.K.'s second-largest budget hotel company, with more than 12,000 rooms located in key roadside and urban locations in the U.K. Little Chef is the U.K.'s leading roadside restaurant business with 368 outlets on major trunk roads, in addition to outlets on Compass Group's Moto sites. Both represent two of the leading brands in the U.K. hospitality industry. Permira intends to develop both businesses extensively over the next few years. Completion of the sale is conditional only upon regulatory clearance from the European Commission and is expected to take place by the end of January 2003.

     Share Repurchases. At the Annual General Meeting of the Company held on November 22, 2001, the Company was authorized to purchase up to 15,329,628 Ordinary Shares (representing 14.99% of the Ordinary Shares in issue as of September 14, 2001). The minimum purchase price authorized to be paid per Ordinary Share is GBP1.00 and the maximum price is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share taken from the Official List for the five business days immediately preceding the purchase. During the year ended June 30, 2002, the authority was not utilized and the authority was renewed by special resolution at the November 26, 2002 Annual General Meeting.

Potential Sources of Capital

     Convertible Bond Issuance. On November 21, 2001, the Company issued, through a private placement, GBP40 million of unlisted convertible bonds with an annual coupon of 4.5%, due in 2011. The bonds are convertible into fully paid Ordinary Shares at a conversion price of 399p (as adjusted following the publication of the Report and Accounts). The Company may redeem some or all of the Bonds at their principal amount together with accrued interest if

     * at any time on or after November 21, 2004, the average of the market price of the Ordinary Shares over a 20-day trading period is equal to or greater than 130% of the conversion price, or

     * at any time, 85% or more of the principal amount of the Bonds has been converted, redeemed or purchased and cancelled.

Following the Company's delivery of a notice that it intends to redeem some or all of the Bonds, any holder of the Bonds may, prior to the redemption, elect in writing to the Company to convert any Bonds that are subject to the redemption notice.

     The Bonds were admitted to the Official List and to trading on the LSE's market for listed securities on July 5, 2002. The "Convertible Bond" section on Page 4 of the "Chairman and CEO's Statement" of the Report and Accounts is incorporated herein by reference.

Borrowing Limitations and Policy. The Company's Articles of Association limit the Company's ability to borrow to an amount equal to the Company's "adjusted capital and reserves" (as such term is defined in the Company's Articles of Association) unless otherwise authorized by an ordinary resolution of the shareholders (see "Item 10. Additional Information - Memorandum and Articles of Association - Borrowing Powers" for a summary of the relevant provisions). It is intended that total borrowings less cash and cash equivalents (excluding the Bonds and their proceeds) will not exceed 40% of the Company's consolidated net assets.

     Facility Agreement. On March 16, 2001, the Company, Barings (Guernsey) Limited, as trustee of the Trust and the Royal Bank of Scotland plc (the "Bank") entered into a new facility agreement (the "Facility Agreement") to permit borrowings of up to euro225 million (approximately GBP146 million as of June 30, 2002). The Facility Agreement is available for a five-year period, and may be extended for additional 12-month periods. The Company is obligated to pay, on a quarterly basis, an annual commitment fee on any undrawn and uncancelled amount outstanding from time to time between the date of the Facility Agreement and the termination date of the Facility Agreement. The Company expensed a fee of approximately GBP687,000 for the fiscal year ended June 30, 2002. The Company also paid an arrangement fee of GBP146,000 to extend the Facility Agreement to March 16, 2007.

     The Facility Agreement is a multi-currency revolving loan facility with an available aggregate principal amount of up to euro225 million (approximately GBP146 million as of June 30, 2002). The Facility Agreement is on normal commercial terms (including representations, undertakings and events of default) and loans under the Facility Agreement bear interest at the rate of LIBOR or, in relation to any loan in euro, EURIBOR, plus mandatory costs, if any, and a margin of 0.75% annually (or 1% annually if any Default (as defined in the Facility Agreement) has occurred or is continuing or if Consolidated Gross Borrowings (as defined in the Facility Agreement) exceed 20% of Consolidated Adjusted Investment Assets (as defined in the Facility Agreement)). The Facility Agreement may be used to meet future Calls in respect of the Company's existing holdings in immature Funds, to make new investments or for general corporate purposes.

     The terms of the Facility Agreement include a guarantee given by each borrower of the other borrower's obligations. The Facility Agreement also requires the Company to maintain certain ratios of borrowings to assets. The Company and Barings (Guernsey) Limited (as trustee of the Trust) also each entered into a debenture dated March 16, 2001 in relation to their respective obligations under the Facility Agreement in favor of The Royal Bank of Scotland plc as security trustee.

     As of June 30, 2002, there were no amounts outstanding under the Facility Agreement.

     See "Item 10. - Other Information - Material Contracts."

Issues of New Shares

     At the November 22, 2001 Annual General Meeting, the Directors, on behalf of the Company, were authorized to issue relevant securities and to issue equity securities as if the preemption provisions in Section 89(1) of the Companies Act did not apply. The following authorities were renewed at the November 26, 2002 Annual General Meeting:

     1. To issue relevant securities up to an aggregate nominal amount of (a) GBP1,022,656 (equivalent to 1% of the Company's issued ordinary share capital as of October 1, 2002) in connection with the Company's Executive Share Option Plan 2001; and (b) GBP34,088,566 (equivalent to one-third of the Company's issued ordinary share capital as of October 1, 2002), and

     2. To issue equity securities as if the preemption provisions in section 89(1) of the Companies Act did not apply (a) up to an aggregate nominal amount of GBP1,022,656 (equivalent to 1% of the Company's issued ordinary share capital as of October 1, 2002) in connection with the Company's Executive Share Option Plan 2001; (b) pursuant to rights issues and other preemptive issues; and (c) up to an aggregate nominal amount of GBP10,226,569 (equivalent to 10% of the Company's issued ordinary share capital as of October 1, 2002).

     The "Issue of New Shares" section on Pages 21 and 22 of the Report and Accounts is incorporated herein by reference.

Dividend Policy

     In order to comply with the current conditions for approval as an investment trust for U.K. tax purposes, the Company is prohibited by its Articles of Association from distributing as dividends any capital surpluses arising from the sale or other disposition of its investments. Accordingly, any dividends paid by the Company will be funded out of its revenue account. The Directors expect the Company to make sufficient dividend payments to ensure the Company is able to meet the current conditions for approval as an investment trust for U.K. tax purposes. The Directors expect that any returns for holders of Ordinary Shares will derive primarily from the capital appreciation of the Ordinary Shares rather than from the dividend income of the Ordinary Shares.

     In the absence of unforeseen circumstances, the Directors expect to distribute sufficient dividends from revenue profits to shareholders in accordance with this policy each year. The Company's final dividend of 1.80 pence per Ordinary Share for the year ended June 30, 2001 was paid on November 26, 2001 to shareholders of record as of November 2, 2001. The Directors have not recommended the payment of a final dividend for the year ended June 30, 2002, as the Company has reported a deficit for the year on its revenue account.

     The "Dividend" section on page 21 of the Report and Accounts is incorporated herein by reference.

Liquidity Requirements

     The Directors believe that capital resources and revenues of the Company, together with any new issuances of Ordinary Shares or borrowings that the Directors deem necessary under the Facility Agreement or other issues of capital or debt instruments, will be sufficient to fund the Company's short-term and long-term obligations relating to commitments, investments, proposed operations and required cash distributions to the holders of the Ordinary Shares. See "Item 10. Additional Information - Taxation - Dividend Policy."

Critical Accounting Policies

     The significant accounting policies adopted by the Company are shown in
Item 17, in Note 1 of the Notes to the Accounts.

C.   Research and Development, Patents and Licenses, etc.

None.

D.   Trend Information

     The "Outlook" and "Recent Events" sections of the "Chairman and CEO's Statement" on Pages 4 and 5 of the Report and Accounts, and the "Portfolio Review" on Pages 6 through 11 of the Report and Accounts, are incorporated herein by reference.

Item 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

     The following table presents the number of Ordinary Shares beneficially owned by each Director or their families as of June 30, 2002:

               Name of Director               Ordinary Shares
                                             Beneficially Owned
               J.J. McLachlan                       15,827
               N.E.H. Ferguson                     202,900
               C.J. Govett                          87,500
               A.J. Habgood                         25,000
               E.W. Koning                            0
               D. Raeburn                           60,000
               A.F. Sykes                             0
               A.C. Williams                        11,235

               Total                               402,462



     The description of the Directors under the heading "Directors" on Page 22 of the Report and Accounts is incorporated herein by reference. There are no family relationships between a Director and any other Director.

B.   Compensation

Compensation of Directors

     Each non-executive Director is paid a fee at the rate determined by the Directors, provided that the total fees paid to non-executive Directors (excluding amounts payable under other provisions of the Articles of Association of the Company) may not exceed GBP200,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of a majority of the holders of the issued Ordinary Shares represented at a shareholders' meeting.

     The following table presents the compensation received by each Director for the year ended June 30, 2002:

               Name of Director              Compensation Received
               J.J. McLachlan                       GBP75,000
               N.E.H. Ferguson (Executive)          GBP823,000
               C.J. Govett                          GBP24,000
               A.J. Habgood                         GBP24,000
               E.W. Koning                          GBP20,000
               D. Raeburn                           GBP22,000
               I.P. Sedgwick                        GBP17,000*
               A.F. Sykes                           GBP4,000**
               A.C. Williams (Executive)           GBP101,000**

               Total                               GBP1,110,000

               *Peter Sedgwick resigned as a Director on May 3, 2002
               **Messrs. Sykes and Williams were appointed Directors on May 3, 2002.


The "Policy on the Remuneration of the Executive Directors" and the "Current Remuneration" sections on Pages 27 and 28 of the Report and Accounts are incorporated herein by reference. The total compensation (excluding pension contributions) paid to the Directors for the period from July 1, 2001 through June 30, 2002 was GBP1,110,000. Each Director may also be reimbursed for reasonable travel, hotel, and incidental expenses of attending meetings of the Directors, as well as meetings of committees of the Directors, general meetings of the Company, or any other meetings which, as a Director, a particular member is entitled to attend. Each Director is paid all expenses incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director. Any Director who travels or resides abroad for any Company purpose or performs services beyond the ordinary duties of a Director may be paid such extra remuneration as the Directors may determine in addition to any other remuneration from the Company.

Compensation of the Company Secretary

     Schroder Investment Management Limited, a subsidiary of Schroders plc, has been appointed as the company secretary and provides secretarial and administrative services to the Company. The company secretary's duties include monitoring the ability of the Company to satisfy the conditions for approval as an investment trust for U.K. tax purposes. In exchange for these services, Schroder Investment Management Limited receives an annual fee from the Company equal to the aggregate of:

     * 0.12% per annum of the Company's net assets up to and including GBP50 million,

     * 0.06% per annum of the Company's net assets in excess of GBP50 million but less than or equal to GBP100 million; and

     * 0.04% per annum of the Company's net assets in excess of GBP100 million;

provided, however, that the annual fee shall, at a minimum, equal
GBP75,000 per annum. During the fiscal year ended June 30, 2002, total fees paid or payable to Schroder Investment Management Limited, in consideration of services it rendered to the Company in the capacity of company secretary, totaled GBP246,000, of which GBP126,000 was outstanding at June 30, 2002. The appointment of Schroder Investment Management Limited as Company Secretary may be terminated upon four months' prior written notice and immediately upon the occurrence of certain insolvency events and other events of default. Schroder Investment Management Limited also provides investment trust dealing services to the Company. Total fees paid or payable for such services during the fiscal year ended June 30, 2002 totaled GBP21,000. Schroder Investment Management Limited also provides taxation services to the Company. Total fees payable for such services during the fiscal year ended June 30, 2002 totaled GBP22,000, all of which was outstanding as of such date.

     Beginning April 18, 2000, the management of the Company's fixed interest portfolio was delegated from J. Henry Schroder & Co. Limited ("JHS") to Schroder Investment Management (UK) Limited. Schroder Investment Management
(UK) Limited is entitled to receive a fee from the Company based on the average value of the Company's month-end cash and fixed interest portfolio, calculated at the rate of:

     * 0.10% per annum on the first GBP75 million of assets,

     * 0.05% per annum on the next GBP75 million, and

     * 0.03% per annum on the excess,

provided, however, that the minimum annual fee shall not be less than GBP20,000 per year. The total fees paid or payable for these services during the year ended June 30, 2002 was GBP25,000, of which GBP10,000 was outstanding as of June 30, 2002.

Compensation of Officers and Employees

     The Directors have appointed Nicholas Ferguson as Chief Executive
Officer and Andrew Williams as an Executive Director. Schroder Ventures International Investment Trust plc currently has no other Executive officers or employees (other than the company secretary) and it is anticipated that Schroder Ventures International Investment Trust plc will have no other employees or officers (other than the company secretary) in the future. As of June 30, 2002, the Company's subsidiaries, SVLL and SVNA, had 18 employees and four secondees from Schroder Investment Management Limited. However, the Directors may from time to time appoint one or more Directors to hold any employment or executive office with Schroder Ventures International
Investment Trust plc (including that of managing director) for such period (subject to the provisions of the Companies Act) and upon such other terms as the Directors may decide and may revoke or terminate any appointment so made. A Director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Directors may decide either in addition to or in lieu of his remuneration as a Director.

Executive Share Option Plan

     In May 2001, the shareholders approved the adoption of an Executive Share Option Plan (the "Plan"). The Plan is administered by the Remuneration Committee of the Directors and is eligible to the following persons:

     1) Employees of the Company and its subsidiaries (which, for purposes of Part D of the Plan, includes joint ventures);

     2) Directors of the Company and its subsidiaries who work at least 25 hours per week for any of the Company or its subsidiaries; and

     3) Individuals seconded to the Company or its subsidiaries,

who are not within two years of their contractual retirement age and who are not otherwise excluded by applicable law.

     The Plan has a 10-year term and the number of shares issued and issuable under the Plan may not exceed 10% of the Company's issued Ordinary Shares. Exercise of the options typically will be subject to vesting over a period of years and to satisfaction of performance targets established by the Remuneration Committee.

     The following table presents information with respect to option grants to Directors of the Company under the Plan as of June 30, 2002:

              Director           Shares Underlying         Grant Date     Exercise Price      Earliest       Latest Exercise
                                     Options                                                Exercise Date         Date
N.E.H. Ferguson..................    715,446              June 21, 2001     410.0p         June 21, 2004      June 20, 2011
N.E.H. Ferguson..................    357,724              June 21, 2001     410.0p         June 21, 2005      June 20, 2011
N.E.H. Ferguson..................    404,484              April 5, 2002     334.5p         April 5, 2005      April 4, 2012
A.C. Williams.....................   373,983              June 21, 2001     410.0p         June 21, 2004      June 20, 2011
A.C. Williams.....................   186,992              June 21, 2001     410.0p         June 21, 2005      June 20, 2011
A.C. Williams.....................   272,645              April 5, 2002     334.5p         April 5, 2005      April 4, 2012


     It is intended that options will be granted regularly to qualifying employees and secondees and this policy has been followed as of the date of this annual report. However, the levels of such grants will be at the discretion of the Directors, taking into account the development of the business and individual performance. All options are granted at approximately the prevailing market price at the time of grant and the ability to exercise the options is subject to the satisfaction of certain performance targets.

     The effective annual cost to the Company of the Plan will depend primarily on the growth of the net asset value per Ordinary Share, the number of options granted and the dates of exercise of such options.

     The "Share Options" section on Pages 27 and 28 of the Report and Accounts is incorporated herein by reference.

C.   Director Practices

     At every Annual General Meeting of the Company, one-third of the Directors, or if their number is not three or any multiple of three then the number nearest to and less than one third, who are subject to retirement by rotation, will retire by rotation and be eligible for re-election. The Directors who retire by rotation on each occasion will be those who have been longest in office since their appointment but as between persons who became or were last reappointed directors on the same day, those to retire will be determined by lot. John Govett, Anthony Habgood and Edgar Koning retired at the Company's Annual General Meeting on November 26, 2002 and were reelected. The Directors appointed Andrew Sykes as a non-executive Director, and Andrew Williams as an Executive Director, on May 3, 2002. In accordance with the Company's Articles of Association, the election of Messrs. Sykes and Williams as Directors was approved at the November 26, 2002 Annual General Meeting. Peter Sedgwick resigned as a Director on May 3, 2002.

     The Company's Articles of Association also require that a majority of the Directors, including the Chairman, be independent of Schroder Ventures and the Schroder Group. For this purpose, a Director is deemed to be independent of the Schroder Group unless (a) he is a director, officer, general partner, or employee of a member of the Schroder Group or (b) a member of the Schroder Group is connected with him within the meaning given to that expression by Section 346 of the Companies Act. John McLachlan, John Govett, Anthony Habgood, Edgar Koning and Denis Raeburn are independent for the purposes of the Articles of Association. Any decision of the Directors requires a simple majority vote; however, a majority of the Directors voting in favor of the decision must be independent Directors.

     The Directors have appointed Nicholas Ferguson as Chief Executive Officer and Andrew Williams as an Executive Director. Schroder Ventures International Investment Trust plc currently has no other officers or employees (other than the company secretary) and it is anticipated that Schroder Ventures International Investment Trust plc will have no other employees or officers (other than the company secretary) in the future.

     The Directors manage the Company's investment in the Funds. The Directors have established certain committees to assist in the management of the Company. The investment committee is responsible for the day-to-day management of the Company's portfolio, for reviewing investment proposals for the Company, for giving investment recommendations to the Directors and for implementing the Directors' decisions regarding any investment. The SVLL team is responsible for monitoring and providing advice on investments to the committee. The current members of this committee as of the date of this report are Nicholas Ferguson (Chairman), John Govett, John McLachlan, Edgar Koning, Denis Raeburn, Andrew Sykes and Andrew Williams. The Company is entitled to receive information with respect to its holdings on the same basis as other investors in the Funds.

     The Directors have established an audit committee, which consists of John McLachlan (Chairman), Anthony Habgood, Edgar Koning and Denis Raeburn. All of the Directors currently serving on the audit committee are independent Directors. The audit committee is responsible for ensuring that the Company maintains the highest standards of integrity, financial reporting and internal control. The audit committee also meets with representatives of the company secretary and receives reports on the quality and effectiveness of the accounting records and management information maintained on behalf of the Company. See "Item 6. Directors, Senior Management and Employees - Compensation - Compensation of the Company Secretary." The Directors have also established a nominations committee, which consists of Anthony Habgood (Chairman), John McLachlan, Nicholas Ferguson, Edgar Koning and Denis Raeburn.

     The remuneration committee is composed of John McLachlan (Chairman), John Govett and Anthony Habgood, all of whom are independent Directors. The remuneration committee's responsibilities include making recommendations to the Directors in relation to the remuneration of the Executive Directors, the issuance of share option grants under the Company's Executive Share Option Plan and the review of certain contracts with service providers.

     The "Directors" section of the "Report of the Directors" on Page 22 of the Report and Accounts and the "Board Committees" section of the "Corporate Governance" section on Pages 24 and 25 of the Report and Accounts are incorporated herein by reference.

D.   Employees

     See "Compensation of Officers and Employees," above.

E.   Share Ownership

     See "Executive Share Option Plan," above.

     The description of the share ownership of the Directors of the Company under the heading "Directors" in the "Report of the Directors" on Page 22 of the Report and Accounts is incorporated herein by reference.

Item 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     The Company's issued share capital at June 30, 2002 consisted of 102,265,699 Ordinary Shares, par value GBP1 each, all of which were fully paid as of June 30, 2002. Each Ordinary Share has the same voting rights as every other Ordinary Share.

     The table entitled "Substantial Share Interests" on Page 22 of the Report and Accounts, which lists owners of in excess of 3% of the Ordinary Shares as of October 1, 2002, is incorporated herein by reference.

     As of June 30, 2002, the Directors and their families were the beneficial owners of an aggregate of 402,462 Ordinary Shares or approximately 0.39% of all Ordinary Shares outstanding as of such date. Nicholas Ferguson and Andrew Williams have also been granted options representing 2,311,274 Ordinary Shares or 2.26% of the total number of Ordinary Shares outstanding as of June 30, 2002. See Item 6. "Directors, Senior Management and Employees
- Compensation - Executive Share Option Plan."

     The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. There are no arrangements known to the Company the operations of which may, at a date subsequent to the date of this annual report, result in a change of control of the Company.

Changes in Major Shareholder Ownership

     The tables included in the sections entitled "Substantial Share Interests" on Page 22 of the Report and Accounts, Page 23 of the Report and Accounts 2001 and Page 24 of the Report and Accounts 2000, each of which lists owners of in excess of 3% of the Ordinary Shares, are incorporated herein by reference.

Record Ownership of the Ordinary Shares in the United States

     The following information is presented, to the Company's knowledge, with respect to the Company's major shareholders, which means shareholders that are the beneficial owners of 3% or more of the Company's Ordinary Shares. The section entitled "Substantial Share Interests" on Page 22 of the Report and Accounts is incorporated herein by reference.

     As of June 30, 2002, Metropolitan Life Insurance Company, or Met Life, owned Bonds valued at GBP20 million. Because Met Life has the right to convert the Bonds into Ordinary Shares at 399p per Ordinary Share, Met Life is deemed, under applicable U.S. securities laws, to beneficially own Ordinary Shares. If Met Life converted its entire holding of the Bonds, it would own approximately 5,012,531 Ordinary Shares, or approximately 5% of the total number of Ordinary Shares outstanding assuming the conversion of the Met Life Bonds.

B.   Related Party Transactions

     Except as disclosed herein, none of the Directors or their immediate families or associates has any material interest, directly or indirectly, in any transaction to which the Company or any of its subsidiaries is a party. There are no outstanding loans or guarantees granted or provided by the Company to or for the benefit of the Directors or their immediate families or associates.

     Nicholas Ferguson, a Director and the Company's Chief Executive Officer, is also the Chairman of the Board of SVLL, a wholly owned subsidiary of the Company. Andrew Williams, a Director, is Chief Executive Officer of SVLL. Andrew Sykes, a Director, is also Chairman of Schroder & Co. and a Director of Schroders plc.

     Nicholas Ferguson and Andrew Williams, who are employed by Schroder Investment Management Limited, are seconded to SVLL. As part of the secondment arrangements, SVLL will reimburse Schroder Investment Management Limited for the salary, bonus and other benefits paid by Schroder Investment Management Limited to Nicholas Ferguson and Andrew Williams. Schroder Investment Management Limited, a wholly owned subsidiary of Schroders plc, provides certain administrative and secretarial services to the Company in exchange for the fees specified in "Item 6. Directors, Senior Management and Employees - Compensation - Compensation of the Company Secretary."

     Nicholas Ferguson also is a non-executive director of Schroders plc and, along with John McLachlan, represents the Company on the advisory committees that advise certain Funds. In addition, Nicholas Ferguson and members of his family and Andrew Williams are entitled to receive a specified percentage of the profits of Funds raised before January 1, 2001 when the returns to investors in that Fund exceed specified performance standards, as described in "Item 4. Information on the Company - Business Overview - Special Allocation of Profits."

     As a result of these relationships, these Directors may have interests in transactions between the Company and these entities that may differ from those of the holders of the Ordinary Shares.

C.   Interests of Experts and Counsel

     Not applicable to this Form 20-F.

Item 8.     FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

     The Consolidated Statement of Total Return, Balance Sheets, Consolidated Cash Flow Statement, and the accompanying Notes on Pages 30 through 51 of the Report and Accounts provide detailed financial information regarding the Company, and are shown in Item 17, including a reconciliation in note 30 of the significant differences between U.K. GAAP and U.S. GAAP, applicable to the Company.

Legal Proceedings

     Since its incorporation, the Company has not been engaged in, and is not currently engaged in, any litigation or arbitration and no litigation or claim is pending or threatened against the Company. There are no material proceedings to which a director, officer or affiliate of the Company, or any associate of any such director, officer or affiliate of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

     During 2002, a former employee of Permira's investment consultants in France was placed under examination ("mis en examen") in connection with an inquiry being conducted in France by an investigating magistrate ("juge d'instruction"). It is understood that the inquiry was into circumstances surrounding a public offering in 1998 in shares of an investee company of Schroder French Buy-Out Fund. The Investigating Magistrate referred the case to the criminal court and a hearing took place on November 25 and 26, 2002. Judgment was reserved until January 20, 2003. The Directors are of the opinion that the outcome of the inquiry should have no bearing on the Company's relationship with Permira or on the Company's financial position.

Dividend Policy

     For a description of the Company's policy on dividend distribution, see "Item 10. Additional Information - Taxation - Dividend Policy."

B.   Significant Changes

     None.

Item 9.     THE OFFER AND LISTING

     All portions of Item 9 other than Items 9.A.4 and 9.C are inapplicable to this Form 20-F.

Offer and Listing Details

Price Range of the Ordinary Shares

     The principal trading market for the Ordinary Shares is the LSE. The Ordinary Shares were admitted to the Official List on May 23, 1996. The following tables set forth the range of the high and low closing sales prices of our common stock for the periods indicated:

     Five Most Recent Fiscal Years

                                       Year Ended,
                                          June 30
                         1998       1999     2000     2001     2002
High Market price      190.0p     292.5p   462.0p   533.0p   393.0
Low Market Price       149.0p     149.0p   255.0p   380.5p   296.5



     Two Most Recent Fiscal Years

                     High Market Price   Low Market Price
Fiscal Year 2001        533.0p             380.5p
First Quarter           533.0p             459.5p
Second Quarter          519.5p             482.5p
Third Quarter           486.5p             382.5p
Fourth Quarter          417.5p             380.5p
Fiscal Year 2002        393.0p             296.5p
First Quarter           393.0p             296.5p
Second Quarter          348.5p             305.5p
Third Quarter           350.5p             307.5p
Fourth Quarter          372.0p             331.0p



     Most Recent Six Months

                     High Market Price   Low Market Price
June                    372.0p             354.0p
July                    355.0p             284.5p
August                  305.5p             298.0p
September               317.5p             293.0p
October                 311.0p             277.0p
November                357.0p             306.0p


B.   Plan of Distribution

Not applicable to this Form 20-F.

C.   Markets

No Trading Market for the Ordinary Shares in the United States

     The Ordinary Shares are not and are not intended to be registered in the United States under the Securities Act or the securities laws of any state. The Ordinary Shares will not be listed for trading on any securities exchange in the United States, nor has the Company registered its securities under the Exchange Act for the purpose of facilitating such secondary market trading with respect to its securities in the United States. The Company has not facilitated and does not intend, directly or indirectly, to facilitate secondary market activity. Therefore, the transfer of the Ordinary Shares in the United States is subject to restrictions which are designed to prevent the development of a secondary market for any of the Company's securities in the United States.

D.   Selling Shareholders

Not applicable to this Form 20-F.

E.   Dilution

Not applicable to this Form 20-F.

F.   Expenses of the Issue

Not applicable to this Form 20-F.

Item 10.    ADDITIONAL INFORMATION

All portions of Item 10 other than Items 10. B-E and H are inapplicable to this Form 20-F.

A.   Share Capital

Not applicable to this Form 20-F.

B.   Memorandum and Articles of Association of Schroder Ventures
International Investment Trust plc

     Set forth below is information concerning the Company's equity capital structure and related summary information concerning provisions of its Memorandum of Association and Articles of Association and applicable English law. Since it is a summary, it does not contain all of the information that may be important to you, and the summary is qualified in its entirety by reference to the Companies Act and the Company's Memorandum of Association and Articles of Association. A copy of each of the Company's Memorandum of Association and Articles of Association has been filed as an exhibit to this annual report on Form 20-F.

     The Company is incorporated under the name Schroder Ventures International Investment Trust plc and is registered in England and Wales with the registered number 3066856. The Memorandum of Association states that the Company's objectives are to carry on the business of an investment trust company and to undertake all kinds of trust and agency business. The Company's Memorandum of Association and Articles of Association allow for a wide range of activities by which to carry out the Company's objectives. See
Exhibit 1.1, Memorandum of Association, Article 4(A).

Board of Directors

     The Company's Articles of Association provide that unless otherwise determined by ordinary resolution, the board of directors shall consist of not less than two nor more than nine members.

     Except as noted below, the Board may at any time appoint any person to be a Director either to fill a vacancy or as an additional Director, provided that the number of Directors does not exceed nine. Any person so appointed by the Board shall hold office only until the next Annual General Meeting of shareholders and shall then be eligible for election by the shareholders, but shall not be taken into account in determining the number of directors who are to retire by rotation at such meeting as set out below. See Exhibit 1.2, Articles of Association, Part 2, Article 79.

     Interested Director Transactions. Subject to certain provisions of the Companies Act designed to enforce fair dealing by directors and prevent their taking financial advantage, and provided that a Director has disclosed to the Directors the nature and extent of any interest, a Director:

     * may be party to or otherwise interested in any contract, transaction, or arrangement with the Company or in which the Company is otherwise interested;

     * may be a director or other officer of or employed by a party to any contract, transaction or arrangement with or otherwise interested in any corporate entity promoted by the Company or in which the Company is in any way interested; and

     * may act in a professional capacity for the Company (other than as auditor) and be compensated therefor and shall not (unless otherwise agreed by him) be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such corporate body or for such compensation.

     No contract, transaction or arrangement in which a director has an interest may be voided on the grounds of any such interest or benefit.

     A Director generally shall not vote on, or be counted in the quorum in relation to, any resolution of the Board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he does, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:

     * The giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the Company's request or for the benefit of the Company or any of its subsidiaries,

     * The giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security,

     * Where the Company or any of its subsidiary undertakings are offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate,

     * Any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or any of its subsidiaries or by reason of any other interest in or through the Company or any of its subsidiaries,

     * Any contract concerning any other company (not being a company in which the director and any persons connected with him owns 3% or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise,

     * Any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors and employees of the Company or of any of its subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to whom the fund or scheme relates,

     * Any contract for the benefit of employees of the Company or of any of its subsidiaries under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contracts relates, and

     * Any contract for the purchase or maintenance for any director or directors of insurance against any liability.


     Where a company in which a director owns 1% or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

     The chairman of a Board meeting shall determine any question that arises at the meeting regarding the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum with respect to a vote on a matter in which a Director may have a material interest. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the Board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter).

     A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. In order to be effective, the notice must either be given at a meeting of the Board or the Director must take reasonable steps to assure that it is brought up and read at the next Board meeting after it is given.

     See Exhibit 1.2, Articles of Association, Part 2, Article 92.

     Voting on Compensation. Each of the Directors shall be paid a fee at such rate as may from time to time be determined by the Board, provided that that aggregate of all fees so paid to Directors (excluding amounts payable under any other provision of the Company's Articles of Association) shall not exceed GBP200,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company.

     Director Employment. The Board may from time to time appoint one or more Directors to hold any employment or executive office with the Company (including that of managing director) for such period (subject to the provisions of the Companies Act) and upon such other terms as the Board may decide and may revoke or terminate any appointment so made. A Director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Directors may decide either in addition to or in lieu of his remuneration as a Director.

     Borrowing Powers. Subject to the limitations noted below, the Board may exercise all powers for the Company to borrow money, to mortgage or charge all or any part of the undertakings, property and assets (present and future) and uncalled capital of the Company, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. The Board shall restrict the Company's borrowings and exercise all voting and other rights, powers or control or rights of influence exercisable by the Company and any of its subsidiaries or in relation to the Company's subsidiaries so that the aggregate amount of all money borrowed by the Company (excluding borrowings owed by the Company to any subsidiary or by any subsidiary to the Company or another subsidiary) shall not at any time exceed an amount equal to the adjusted capital and reserves (as defined therein) unless otherwise authorized by ordinary resolution of the shareholders. See Exhibit 1.2, Articles of Association, Part 1, Article 1(B).

     Retirement of Directors. No person may be disqualified from being appointed a Director, and no Director is required to retire, by reason only of the fact that he has obtained the age of 70 years or any other age. Where the Board convenes any shareholders' meeting at which a Director will be proposed for appointment or reappointment who at the date for which the meeting is convened will be over the age of 70 years, the Board must give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the incidental omission to do so shall not invalidate any proceedings or any appointment or reappointment of that director at the meeting. See Exhibit 1.2, Articles of Association, Part 1,
Article 1(I).

     At every general meeting one-third of the directors who are subject to retirement by rotation (or, if their number is not three or any multiple of three, then the number nearest to and less than one-third) shall retire from office, provided that if there are fewer than three directors who are subject to retirement by rotation they must all retire.

     The directors to retire by rotation on each occasion shall be those who have been longest in office since their last appointment or reappointment but, as between persons who became or were last reappointed directors on the same day, those to retire shall (unless they otherwise agree) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Board at the start of business on the date of the notice convening the Annual General Meeting and no director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting. Retiring directors may stand for re-election at the first succeeding annual general meeting of shareholders. See Exhibit 1.2, Articles of Association, Part 2, Articles 80 and 81.

     Requirements for Qualification. Directors are not required to hold any Ordinary Shares in order to qualify for service as a Director. A Director who is not a shareholder is nevertheless entitled to attend and speak at shareholders' meetings. See Exhibit 1.2, Articles of Association, Part 1,
Article 1(G) and Part 2, Article 58.

Rights, Preferences and Restrictions of Ordinary Shares

     Subject to any rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the shareholders may by resolution decide or, if no such resolution has been passed or the resolution does not make specific provision, as the Board may decide. Also, any share may be issued which is to be redeemed, or is to be subject to redemption at the Company's option or that of the holder. See
Exhibit 1.2, Articles of Association, Part 2, Articles 5 and 6.

     Declaration of Dividends. Subject to the provisions of the Companies Act, the shareholders may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members and their interests in the profits available for distribution, but no dividend shall exceed the amount recommended by the Board. No dividend shall be payable except out of the Company's profits (excluding any profits which under the provisions of the Articles ought to be carried to the credit of the capital reserve or applied in providing the depreciation or contingencies). The Board shall exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure as far as it can that such subsidiary undertaking shall distribute to the Company by way of dividends all of their profits. The determination of the board as to the amount of profits at any time available for distribution by way of dividends is conclusive. See Exhibit 1.2, Articles of Association,
Part 2, Article 112.

     The Company has no further obligation to send any check or warrant through the mail or employ any other means of payment for any dividend payable on any of its shares which is normally paid in that manner on those shares if the checks or warrants have been returned undelivered or remain uncashed or that means of payment has failed either (i) with respect to at least two consecutive dividends or (ii) with respect to one dividend if reasonable enquiries thereafter fail to establish any new address of the registered holder. The Company may again begin to send checks or warrants by any other means if the holder or an authorized person sends a request to the Company in writing to do so. See Exhibit 1.2, Articles of Association, Part 2, Article 118.

     Any dividend unclaimed after a period of 12 years from the date when it became due for payment shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account does not make the Company a trustee of such payment. See Exhibit 1.2, Articles of Association, Part 2,
Article 119.

     Profit Sharing. See "Declaration of Dividends," above.

     Liquidation Rights. Upon liquidation, the liquidator may, by special resolution of the shareholders of the Company, (i) divide among the shareholders, in kind, the whole or any part of the Company's assets (whether consisting of the same kind of property or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out as between the members of different classes of members, or (ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with similar shareholder approval, shall think fit, but no shareholder shall be compelled to accept any shares or other assets upon which there is any liability. See Exhibit 1.2, Articles of Association, Part 2, Article 136.

     Capital Call Liability. Subject to the terms of issue, the Board may from time to time make calls upon the members in respect of any monies unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the Company's serving upon him at least 14 days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be revoked or postponed as the Board may decide. A person upon whom a call is made shall remain liable for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. See Exhibit 1.2, Articles of Association, Part 2, Article 20.

     Action Required to Alter Rights of Holders. All or any of the rights attached to any class of shares issued may from time to time be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or by extraordinary resolution obtained at a separate general meeting of the holders of those shares. See Exhibit 1.2, Articles of Association, Part 2, Article 8.

     Convocation of Shareholder Meetings and Conditions of Admission. Any general meeting other than an Annual General Meeting is an Extraordinary General Meeting, and such meeting may be convened at the discretion of the Board. The Board shall convene general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts. See Exhibit 1.2, Articles of Association, Part 2, Articles 48-50.

     Limitations on Rights to Hold Shares. Upon receiving notice that any shares are or may be owned or held directly or beneficially such that the aggregate number of United States persons who are holders or beneficial owners of the Company's shares or other securities and who acquired such shares from the Company or its agents or affiliates or any United States resident transferee of any direct purchaser, is or may be more than 75, the Board may require the transfer of such shares to a non-United States resident transferee. See Exhibit 1.2, Articles of Association, Part 1, Article 1(k).

     Alteration of Share Capital. The Company may from time to time by ordinary resolution of the shareholders of the Company (i) increase its share capital, (ii) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares, (iii) subdivide the Company's shares or any of them into shares of smaller amount (as between the shares resulting from the subdivision, any of them may have any preference or advantage or be subject to any restriction as compared with the others as determined by the Board) and (iv) cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of the Company's share capital by the amount of the shares so canceled. See Exhibit 1.2, Articles of Association, Part 2,
Article 45.

C.   Material Contracts

The Deposit Agreement

     The Company and The Bank of New York entered into a Deposit Agreement dated November 30, 2000 (the "Deposit Agreement") pursuant to which The Bank of New York agreed to act as Depositary and custodian in connection with the EDRs. The Company has agreed to pay The Bank of New York a fee of euro10,000 per annum in connection with the performance of its functions under the Deposit Agreement.

     The Deposit Agreement provides that the EDRs will be in registered form with the register located outside the United Kingdom. At the same time as entering into the Deposit Agreement, the Company entered into a deed poll in favor of holders of EDRs, agreeing to allow holders of EDRs to enforce certain provisions of the Deposit Agreement directly, if the Company itself fails to perform those obligations.

Acquisition Agreements for SVLL and SVNA

     Pursuant to the share purchase agreement dated March 16, 2001 between Schroder Ventures Limited as seller and the Company as purchaser, and following receipt of shareholder approval and authorization by the Investment Management Regulatory Organisation, or IMRO, the Company acquired SVLL for GBP100 in cash. Pursuant to the share purchase agreement, all of the costs of SVLL that relate to the period from January 1, 2001 were borne by the Company. The Company also agreed to discharge the liability of SVLL to Schroders plc in respect of the reimbursement of all amounts paid by Schroders plc in respect of the liabilities of SVLL for the period from January 1, 2001. All income stream benefits accruing to SVLL since January 1, 2001 are for the benefit of the Company.

     Pursuant to the stock purchase agreement dated April 5, 2001 between Schroder Venture Managers Inc. as seller and SVLL as purchaser, SVLL acquired SVNA for $50,000 in cash. The agreement is governed by New York law.

Services agreements

     SVLL entered into services agreements, each dated March 16, 2001, on the same terms except for the fees payable, with Schroder Ventures K.K. (Japan), Schroder Capital Partners Limited (Asia), Schroders & Associates Canada Inc. (Canada), Schroder Ventures Life Sciences Advisers Limited (Life Sciences) and Schroder Venture Partners LLC (U.S.). Pursuant to these agreements, SVLL will provide certain services to the recipient of the services in respect of existing funds and the next new fund to be launched by the recipient. SVLL agreed that for a specified period it will not without the recipient's consent be involved in advising on the raising of private equity funds for third-party managers or advisers except funds for other Schroder Ventures entities or funds of funds and that it will not solicit investments from any investor in any Schroder Ventures' fund advised by the recipient at the date of the agreement unless for the purposes of their investing in any other Schroder Ventures' fund. SVLL also agreed that throughout the term of the services agreement it will not be involved in raising for the Company or SVLL in the territory of the recipient a buy-out, venture capital or development capital fund which could compete with any Schroder Ventures' funds which are advised by the recipient. The consideration payable by the recipient for the services consists of a transition fee and an advisory fee. The transition fee is a fixed annual sum and the amount of the advisory fee depends on the capital commitments made to the fund. The provisions on termination depend, inter alia, on when, and if, a new fund is launched.

     The Company and SVLL entered into a services agreement dated March 16, 2001 with Schroder Ventures Europe BV ("SVE") pursuant to which SVLL will provide certain services to SVE in respect of funds advised by SVE. The Company agreed that for a specified period it will not without SVE's consent be involved in the raising of funds or money for any person which could compete with SVE or the other Schroder Ventures entities referred to in the paragraph above or with any fund advised by such entities except funds for such persons or funds of funds and that it will not solicit investments from investors in any Schroder Ventures' fund advised by SVE at the date of the agreement unless for the purposes of their investing in any other Schroder Ventures' fund. The consideration paid by SVE for the services was a fee of $1,000,000. If SVLL is to provide services to SVE after December 31, 2001, it will do so on terms to be set out in a new agreement between the parties.

     SVLL entered into a services agreement dated March 16, 2001 with Schroder Ventures Limited ("SVL") whereby SVLL will provide administrative services to SVL. The consideration to be paid by SVL will be determined by reference to an agreed annual budget, with the budget for the first year of the agreement being $350,000. The scope of services and the budget for subsequent years will be agreed between SVLL and SVL on an annual basis. Subject to the annual agreement of the scope of work and the fees, the agreement will continue until December 31, 2003.

     SVLL entered into a services agreement dated March 16, 2001 with Schroder Ventures Investments Limited ("SVIL") whereby SVLL will provide administrative services to SVIL. The consideration to be paid by SVIL will be determined by reference to an agreed annual budget, with the budget for the first year of the agreement being GBP140,000. The fee amount and services to be provided in future years will be agreed on an annual basis between SVLL and SVIL. Subject to the annual agreement of the scope of work and the fees, the agreement will continue until December 31, 2003.

     SVLL entered into a services agreement dated March 14, 2001 with Schroders plc to provide advisory services to Schroders plc and those of its subsidiaries that have general partner, investment management or advisory duties to Schroder Ventures' funds. The consideration to be paid for the first year of the agreement is GBP300,000. The fee amount and services to be provided in future years will be agreed on an annual basis between SVLL and Schroders plc. Subject to the annual agreement of the scope of work and the fees, the agreement will continue until December 31, 2003.

     Pursuant to an agreement dated March 14, 2001 (the "Fund of Funds Agreement") between SVLL and Schroder Investment Management (Ireland) Limited ("SIM(I)"), SVLL will provide investment advice to SIM(I) in connection with the establishment of a private equity fund of funds. SIM(I) appointed SVLL as investment adviser to the fund of funds pursuant to an investment advisory agreement entered into on January 17, 2002. SVLL will be reimbursed for the time costs and expenses in structuring the fund of funds from income earned from the fund for the first three years by SIM(I) as investment manager. SVLL has agreed that, provided it is appointed adviser to subsequent Schroders funds of funds, for a specified period it will not without SIM(I)'s consent provide advisory services to competitors of Schroders plc or its affiliates operating in the same geographical market as them. SVLL is paid an advisory fee calculated on a time-spent basis, subject to a cap of one-half of the management fees earned by SIM(I) from the fund of funds. The investment advisory agreement continues for an indefinite period but is terminable on, inter alia, default or unremedied poor performance, illegality of performance and termination of SIM(I)'s appointment as investment manager to the fund of funds. Subject to certain restrictions, the investment advisory agreement is also terminable on six months' notice by SIM(I) if at any time prior to December 31, 2005 Solomon Owayda and/or Andrew Williams ceases to provide the advisory services on behalf of SVLL and no suitable replacement is approved by SIM(I) within 19 weeks of the date he or they ceased to provide such advisory services.

     Pursuant to an agreement dated June 12, 2002 between SIM(I) and SVLL, SVLL will provide investment advice to Schroder Cumulative Private Equity Funds, a feeder fund into the fund of funds. For as long as the feeder fund's only investment is the fund of funds, SVLL is not entitled to any fees for its investment advice. In all other respects, the investment advisory agreement is on the same terms as the fund of funds investment advisory agreement.

Facility Agreement

     The Company and Barings (Guernsey) Limited, as trustee of the Platinum Trust, as borrowers and guarantors entered into a facility agreement dated March 16, 2001 (the "Facility Agreement") with The Royal Bank of Scotland plc as arranger, agent, security trustee and original lender in respect of a syndicated multicurrency revolving credit facility for a maximum of euro225,000,000 for a minimum term of five years. Loans under the facility bear interest at the rate of LIBOR or, in relation to any loan in euro, EURIBOR, plus mandatory costs (if any) and a margin of 0.75% per annum (or 1% per annum if any Default (as defined in the Facility Agreement) has occurred or is continuing or if Consolidated Gross Borrowings (as defined in the Facility Agreement) exceed 20% of Consolidated Adjusted Investment Assets (as defined in the Facility Agreement)). The terms of the Facility Agreement include a guarantee given by each borrower of the other borrower's obligations.

     Both the Company and Barings (Guernsey) Limited also each executed a debenture dated March 16, 2001 in relation to their respective obligations under the Facility Agreement in favor of The Royal Bank of Scotland plc as security trustee.

     Except as disclosed in this Item, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the Company within the two years immediately preceding the date of this document and there are no other contracts (other than contracts entered into in the ordinary course of business) entered into by the Company which contain any provision under which the Company has any obligation or entitlement which is material to the Company as of June 30, 2002.

D.   Exchange Controls

     Limitations Imposed by the Laws of the United Kingdom. There are no governmental laws, decrees or regulations in the United Kingdom that restrict the export or import of capital (including foreign exchange controls) or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities. The laws of the United Kingdom do not impose any limitations on the right of non-resident or foreign owners to hold or vote in connection with the Company's securities.

     Limitations Imposed by the Company's Charter Documents and the Trust Deed. The Ordinary Shares were offered in the United States pursuant to an exemption from registration under Section 4(2) of the Securities Act, Regulation D thereunder, and exemptions under applicable state laws. Accordingly, all share certificates initially issued to U.S. investors bear appropriate legends addressing restrictions on transfer. These restrictions include a limitation on the number of U.S. persons who have acquired securities of the Company from the Company or its agents or affiliates ("Direct Purchasers") or who are U.S. resident transferees of Direct Purchasers to no more than 75.

     The Company also will have the right to require the transfer of securities to the extent necessary to maintain at 75 or fewer the number of U.S. persons beneficially owning its securities who acquired such securities either from the Company or its agents or affiliates or from any U.S. resident transferee of such Direct Purchasers. In addition, the Company will have the right to require the transfer of its securities if the Directors become aware that the securities may be held or owned by any person or persons whose holding or ownership might, in the determination of the Board:

     (i) cause a pecuniary or tax disadvantage to the Company or any other holder of Company securities; or

     (ii) require a registration of the Company as an investment company under the Investment Company Act.

     Further, the Company's Memorandum of Association requires the Directors to direct the transfer of the Company's securities if they become aware that the securities may be held or owned by a pension or other benefit plan subject to Title I of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA") and in the opinion of the Directors, the Company's assets may be considered "plan assets" within the meaning of regulations adopted under ERISA.

     The Company has not registered under the Exchange Act for the purpose of facilitating secondary market trading with respect to its securities in the United States, and the Company does not intend, directly or indirectly, to facilitate such secondary market activity.

E.   Taxation

     The "Investment Trust Status" discussion below has been reviewed and approved by Slaughter and May, U.K. tax counsel to the Company. Slaughter and May has not rendered an opinion to the Company on these matters. The discussion set forth under "Tax Treaty Between the United Kingdom and the United States" and "U.S. Taxation" has been prepared by Shaw Pittman, U.S. tax counsel to the Company. Shaw Pittman has not rendered an opinion to the Company on these matters.

     Investment Trust Status. The current conditions for a company to be approved by the Inland Revenue as an investment trust are set forth in
Section 842. In order to be approved as an investment trust for U.K. tax purposes, the Company must comply with the following conditions throughout each of the accounting periods for which it seeks such approval:

     (i) the Company must not be a close company as defined for U.K. tax purposes;

     (ii)    the Company must be resident in the U.K. for U.K. tax purposes;

     (iii) the Company's income must consist wholly or mainly of "eligible investment income," meaning, in the context of the Company, that its income must be derived wholly or mainly from shares or securities;

     (iv) the Company must not acquire shares or securities in any one company if such shares or securities (taken together) would represent more than 15% of the Company's investments by value at the time of acquisition. For this purpose, unit trusts will normally be treated as companies and units therein as shares of such companies. There are also special rules under which all of the Company's holdings of shares or securities in a group (as defined for the purposes of Section 842) will be aggregated and treated as one holding in a single company for the purposes of this condition. Further, if the Company's interest in a company or group increases due to additional investment being made in that company or in any member of that group, the entire interest will be treated as having been acquired at the time of the increased investment for the purposes of satisfying the above condition;

     (v) the shares making up the Company's ordinary share capital must be listed in the Official List;

     (vi) the distribution as dividends of surpluses arising from the realization of investments must be prohibited by the Company's memorandum or Articles of Association; and

     (vii) The Company must not retain more than 15% of its eligible investment income, meaning in the context of the Company the income it derives from shares and securities.

     Whether or not the Company is approved in respect of an accounting period can only be determined retrospectively. There can be no guarantee in advance that the Company will be approved in respect of any accounting period. In the event the Company is not approved as an investment trust for U.K. tax purposes, there would be no direct U.K. tax consequences to investors in the Company. The consequence for the Company itself, however, would be that it would be liable for U.K. corporation tax on its realized capital gains.

     The last accounting period for which the Company has been treated as approved by the Inland Revenue as an investment trust is the accounting period ended on June 30, 2001. The Directors believe that the actions which the Company has already taken, and those which it proposes to take, should together enable the Company to continue to satisfy the conditions of Section 842 for accounting periods commencing after June 30, 2001. See "Item 4. Information on the Company - Business Overview."

     The Company will not be liable for U.K. corporation tax on capital gains realized during any accounting period for which it is approved as an investment trust. However, the Company will be liable for U.K. corporation tax on its income in each of its accounting periods. Certain investments in investee companies will be held by the Company through Delaware limited partnerships. As long as the Inland Revenue maintains its current view, the disposition of investee companies held though Delaware limited partnerships should be treated as giving rise to proceeds of a capital nature. There can be no assurances, however, that the Inland Revenue will not change its view of Delaware limited partnerships, which could cause the Company to be treated as realizing income (rather than capital proceeds) upon a realization of an interest in an investee company which is so held.

     Income and Capital Gains Recognition. It is intended that the Company's income will be derived mainly from shares and securities. A significant portion of the Company's income and capital gains is expected to derive from future distributions in respect of its investments in the Funds. The Company will account for such distributions by references to the underlying source of such distributions. The Directors expect that distributions to the Company in respect of its investments will consist principally of the net proceeds of realizations of investments held by the Funds and, therefore, will be treated as capital gains rather than as ordinary income.

     Distributions receivable by the Company which arise from dividends, interest, and other revenue items received by the Funds will be credited to the Company's revenue account when such income distributions are declared. Investment income arising from directly held investments of the Company will, in the case of dividends, be included as revenue in the period in which the due date for payment of the dividend arises and, in the case of interest income, together with interest payable and all other revenue expenses, be treated on an accruals basis. The proceeds, net of costs, from any realization of the Company's investments, including distributions to it in respect of its investments which arise from realizations of investments held by the Funds, will be credited, when declared, to a non-distributable capital reserve.

     Dividend Policy. In order to comply with the current conditions for approval as an investment trust for U.K. tax purposes, the Company is prohibited by its Articles of Association from distributing as dividends any capital surpluses arising from the realization of its investments. Accordingly, any dividends paid by the Company will be funded out of its revenue account. It is intended that the Company will make sufficient dividend payments to ensure that it is able to meet the current conditions for approval as an investment trust for U.K. tax purposes. The Directors expect that any returns for holders of the Ordinary Shares will derive primarily from the capital appreciation of the Ordinary Shares rather than from their dividend income.

     Tax Treaty Between the United Kingdom and the United States. A U.S. investor in Ordinary Shares that is a resident of the United States within the meaning of the double tax treaty between the U.S. and the U.K. (the "Treaty") will be entitled to certain benefits under the Treaty with respect to the receipt of dividends on the Ordinary Shares. Capital gains realized on the disposition of such a U.S. investor's investments in the Ordinary Shares will not be subject to tax in the U.K.

     U.S. investors (other than U.S. corporations controlling, directly or indirectly, 10% or more of the voting stock of the Company) that receive dividends from the Ordinary Shares are entitled to a payment from the Inland Revenue of an amount equal to the amount, if any, by which (i) the tax credit to which a U.K. resident individual would have been entitled had he received the dividend (the "U.K. tax credit"), exceeds (ii) a notional withholding tax of 11.11% of the aggregate amount of the dividend and the tax credit. Because the U.K. tax credit available under U.K. law is currently one-ninth (11.11%) of the cash dividend paid by the Company, the U.K. tax credit is equal to the notional withholding tax, and therefore no amount is payable by Inland Revenue to such a U.S. investor. For U.S. federal income tax purposes, such a U.S. investor may elect either (i) to report, as a taxable dividend, the sum of the cash dividend received and the U.K. tax credit, and claim (subject to the limitations provided under U.S. tax law) a foreign tax credit for the notional 15% withholding tax (up to the amount of the U.K. tax credit) or
(ii) to report as a taxable dividend only the cash dividend received. The procedures for claiming a credit are outlined in U.S. Internal Revenue Service Revenue Procedure 2000-13, 2000 - 6 I.R.B., 515. An eligible U.S. investor may elect to be treated as receiving the amount due under the Treaty without affirmatively making a claim to the U.K. Inland Revenue. To do so, the U.S. investor must complete an Internal Revenue Service Form 8833 (Treaty-Based Return Position Disclosure) and file such Form with the investor's U.S. federal income tax return.

     Under the Treaty, a U.S. corporation that is a U.S. resident for purposes of the Treaty and that controls, directly or indirectly, 10% or more of the voting stock of the Company is generally entitled to a payment from the Inland Revenue of an amount equal to one-half of the U.K. tax credit referred to above, less a withholding tax of 5% of the aggregate amount of the dividend and the one-half tax credit. At the current U.K. tax credit rate, these rules result in a repayment to the U.S. corporation of 0.28% of the cash dividend. A U.S. corporation claiming the repayment must report, as taxable dividend income, the sum of the cash dividend and the tax credit, and may claim (subject to the limitations provided under U.S. tax law) a foreign tax credit for the notional 5% withholding tax.

     If treaty relief is unavailable, or a valid treaty claim is not made, no U.K. withholding tax will apply to payments of dividends on Ordinary Shares, but the dividends will not be accompanied by any tax credit.

     On July 24, 2001, the United States and United Kingdom signed a new double tax treaty (the "New Treaty"), which has not yet been ratified by both parties. Under the terms of the New Treaty, U.S. investors would not be entitled to any payment from the Inland Revenue with respect to dividends on the Ordinary Shares. The New Treaty would allow the United Kingdom to impose a withholding tax on dividends paid to U.S investors, although no such withholding tax is currently imposed under U.K. law. The relevant provisions of the New Treaty are scheduled to take effect as of the first day of the second month following the ratification of the New Treaty by both countries.

United States Taxation

     General. The following is a statement of material U.S. federal income tax considerations for investors in Ordinary Shares that are U.S. Holders, as defined below, and is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules, including: financial institutions, insurance companies, broker-dealers, tax-exempt organizations, persons that will hold Ordinary Shares as part of a straddle, hedge, conversion, or constructive sale transaction for U.S. federal income tax purposes or that have a functional currency other than the U.S. dollar, or holders of 10% or more of the Ordinary Shares, by vote or value, all of which may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, or U.S. state or local, tax considerations. This summary assumes that investors will hold their Ordinary Shares as "capital assets" for U.S. federal income tax purposes. Investors should consult with their own tax advisors regarding the U.S. federal, state and local, as well as foreign, income and other tax considerations of the purchase, ownership, and disposition of Ordinary Shares.

     For purposes of this summary, a "U.S. Holder" is a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity that is taxable as a corporation, created or organized under the laws of the United States or any state or political subdivision of the United States, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or which elects under U.S. Treasury regulations to be treated as a U.S. person. If a partnership holds Ordinary Shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.

     Taxation of Dividends. Subject to the discussion under "Passive Foreign Investment Company Status" below, distributions to U.S. Holders will constitute dividend income for U.S. federal income tax purposes to the extent such distributions are made from the Company's current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Such dividends will not be eligible for the dividends-received deduction otherwise allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of any such dividend will be the U.S. dollar value of the British pounds sterling received, determined at the spot British pound / U.S. dollar exchange rate on the date such distribution is includible in the income of the U.S. Holder, regardless of whether the distribution is in fact converted into U.S. dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion of British pounds for a different amount will be U.S. source ordinary income or loss.

     Subject to the discussion under "Passive Foreign Investment Company Status" below, to the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. Holder's tax basis in its Ordinary Shares to the extent thereof, and then as capital gain. The Company does not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles. Dividends paid by the Company will constitute foreign source dividend income for U.S. federal income tax purposes, which may be relevant to a U.S. Holder in calculating such holder's foreign tax credit limitation with respect to foreign taxes paid or accrued by such U.S. Holder. Under the Internal Revenue Code of 1986, as amended (the "Code"), the limitation on foreign taxes eligible for credit is calculated separately will respect to specific classes of income. For this purpose, dividends paid by the Company will generally be "passive" income or, in the case of certain holders, "financial services" income.

     Taxation on Sale, Exchange or Other Disposition of Ordinary Shares. Subject to the discussion under "Passive Foreign Investment Company Status" below, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes on a sale, exchange or other disposition of Ordinary Shares equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's adjusted basis (determined in U.S. dollars) in the Ordinary Shares. A U.S. Holder's adjusted basis in the Ordinary Shares will generally be equal to the U.S. dollar cost of the Ordinary Shares and reduced by the U.S. dollar amount of any distribution that is treated as a return of capital. Any such gain or loss will generally be from sources within the United States. Under U.S. federal income tax law, capital gains may be taxed at lower U.S. federal income tax rates than ordinary income for certain non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations.

     Any gain or loss resulting from currency exchange fluctuations during the period from the date of the receipt of proceeds from sale, exchange or other disposition to the date such proceeds are converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

     Passive Foreign Investment Company Status. In general, a non-U.S. corporation such as the Company is a passive foreign investment company ("PFIC") for U.S. federal income tax purposes if, for any taxable year, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of its assets produce or are held for the production of passive income. A corporation that owns (directly or indirectly) at least 25% (by value) of the stock of another corporation takes into account its proportionate share of the owned corporation's assets and income in applying the asset and income tests. The Company expects to be classified as a PFIC for U.S. federal income tax purposes.

     Under the PFIC rules, unless a U.S. Holder makes either a "QEF election" or a "mark-to-market election," each as described below, the U.S. Holder will be subject to certain punitive interest charge rules with respect to any "excess distribution" by the Company (defined as the U.S. Holder's ratable share of distributions (including return of capital distributions) in any year that exceeds 125% of the average annual distribution received by such U.S. Holder in the three preceding years or the U.S. Holder's holding period, if shorter) and any gain realized on the sale or other disposition of PFIC shares. Under the interest charge rules, an excess distribution or gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over the U.S. Holder's holding period, (ii) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate for such year, and
(iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in all years prior to the year in which the excess distribution or gain was actually realized. For purposes of the foregoing rules, a U.S. Holder who uses such Ordinary Shares as a security for a loan will be treated as having disposed of such Ordinary Shares.

     The tax consequences described above may be avoided if a U.S. Holder is eligible for and timely makes an election either (i) to treat the Company as a "qualified electing fund" ("QEF") or (ii) to mark the Company's Ordinary Shares to market, each as described below. Generally, a QEF election should be made on or before the due date for filing a U.S. Holder's federal income tax return for the first taxable year for which it held Ordinary Shares. If a timely QEF election is made, an electing U.S. Holder will be required to include in gross income such holder's pro rata share of our ordinary earnings and to include as long-term capital gain such holder's pro rata share of our net capital gain for the taxable year, whether or not any of our income is distributed to U.S. Holders in such year. If the Company does not distribute all of its earnings in a taxable year, a U.S. shareholder making a QEF election may also be permitted to elect to defer payment of some or all of the taxes on the QEF's income, subject to an interest charge on the deferred amount. The Company will provide, upon request, the information required for U.S. federal income tax purposes to permit U.S. Holders to make a QEF election.

     Generally, a U.S. shareholder of "marketable stock" under the PFIC rules may be able to avoid the application of the interest charge rules described above by making a "mark-to-market election." The Ordinary Shares will be treated as marketable stock if (i) the exchange on which the Ordinary Shares are traded (the LSE) has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly market, and to protect investors, (ii) the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced, (iii) the rules of the exchange effectively promote active trading of listed stocks, and (iv) the Ordinary Shares are actively traded on that exchange, meaning that they are traded other than in de minimis quantities on at least 15 days during each calendar quarter. If the mark-to-market election is available, a U.S. Holder making the election would include as ordinary income, for each taxable year during which such stock is held, an amount equal to the increase in value of the U.S. Holder's Ordinary Shares (measured as of the close of the U.S. Holder's taxable year) and would be allowed a deduction for any decrease in the value of its Shares for the year, but only to the extent of previously included mark-to-market income.

     Whether or not the QEF or mark-to-market elections are made, a U.S. Holder of PFIC stock must annually file IRS Form 8621.

     Information Reporting and Backup Withholding. Dividend payments with respect to Ordinary Shares and proceeds from the sale, exchange or redemption of Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. The U.S backup withholding rate is currently 30.5% but is scheduled to decline to 28% by 2006. Backup withholding will not apply, however, if the beneficial owner of Ordinary Shares furnishes a correct taxpayer identification number or provides under penalties of perjury a certificate of foreign status or otherwise establishes an exemption from backup withholding. Amounts withheld under the backup withholding rules may be credited against a beneficial owner's federal income tax liability, and the beneficial owner may obtain a refund of any excess amounts withheld by filing a claim for refund with the IRS.

F.   Dividends and Paying Agents

Not applicable to this Form 20-F.

G.   Statement by Experts

Not applicable to this Form 20-F.

H.   Documents on Display

     Copies of the documents referred to in this Form 20-F are available for inspection during normal business hours on any weekday (public holidays excepted) at the Company's registered office.

I.   Subsidiary Information

     Not applicable to this Form 20-F.

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The "Risks" section of the Notes to the Accounts on Pages 50-51 of the Report and Accounts is incorporated herein by reference.

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable to this Form 20-F.

PART II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

Item 15.    Controls And Procedures

(a) Not applicable as reference period ended prior to August 29, 2002.

(b) There have not been significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses that required the Company to take any corrective actions.

Item 16.    (RESERVED)

                                    PART III


Item 17.    FINANCIAL STATEMENTS

     The financial statements required by Item 17, together with the report of Ernst & Young thereon, are included as follows on Pages F1 through F34 of this report:

     Report of independent auditors ...............................F1
     Consolidated statement of total return for the years ended
     30 June 2002, 2001 and 2000 ..................................F2
     Consolidated balance sheets at
     30 June 2002 and 2001 ........................................F3
     Consolidated cash flow statements for the years ended
     30 June 2002, 2001 and 2000 ..................................F4
     Notes to the accounts ........................................F6

Item 18.    FINANCIAL STATEMENTS

Not applicable to this Form 20-F.

Item 19.    EXHIBITS

     The following exhibits are filed as a part of this annual report:

Exhibit Number                        Exhibit Name
1.1                            Memorandum of Association            *
1.2                            Articles of Association, as          *
                               adopted on December 5, 2000
2.1                            Registrar and Paying Agency   Filed herewith
                               Agreement, dated November
                               21, 2001, between the
                               Company, The Law Debenture
                               Trust Corporation p.l.c.
                               and J.P. Morgan Chase Bank.
2.2                            Listing Particulars, dated    Filed herewith
                               July 2, 2002
2.3                            Trust Deed, dated November    Filed herewith
                               21, 2001, between the
                               Company and The Law
                               Debenture Trust Corporation
                               p.l.c.
4.1                            Deposit Agreement, dated            **
                               November 30, 2000, between
                               the Company and The Bank of
                               New York
4.2                            Share Purchase Agreement,           **
                               dated March 16, 2001,
                               between the Company and
                               Schroder Ventures Limited
4.3                            Stock Purchase Agreement            **
                               dated April 5, 2001 between
                               Schroder Venture Managers
                               Inc. and Schroder Ventures
                               (London) Limited
4.4                            Services Agreement, dated           **
                               March 16, 2001, between the
                               Company and Schroder
                               Ventures K.K. (Japan)
4.5                            Services Agreement, dated           **
                               March 16, 2001, between the
                               Company and Schroder
                               Capital Partners Limited
                               (Asia)


4.6                            Services Agreement, dated           **
                               March 16, 2001, between the
                               Company and Schroders &
                               Associates Canada Inc.
                               (Canada)
4.7                            Services Agreement, dated           **
                               March 16, 2001, between the
                               Company and Schroder
                               Ventures Life Sciences
                               Advisers Limited (Life
                               Sciences)
4.8                            Services Agreement, dated           **
                               March 16, 2001, between the
                               Company and Schroder
                               Venture Partners LLC (U.S.)
4.9                            Services Agreement, dated           **
                               March 16, 2001, among the
                               Company, Schroder Ventures
                               (London) Limited and
                               Schroder Ventures Europe BV
4.10                           Services Agreement, dated           **
                               March 16, 2001, between
                               Schroder Ventures (London)
                               Limited and Schroder
                               Ventures Limited
4.11                           Services Agreement, dated           **
                               March 16, 2001, between
                               Schroder Ventures (London)
                               Limited and Schroder
                               Ventures Investments Limited
4.12                           Services Agreement, dated           **
                               March 16, 2001, between
                               Schroder Ventures (London)
                               Limited and Schroders plc
4.13                           Fund of Funds Agreement,            **
                               dated March 16, 2001,
                               between Schroder Ventures
                               (London) Limited and
                               Schroder Investment
                               Management (Ireland) Limited
4.14                           Facility Agreement, dated           **
                               March 16, 2001, between the
                               Company and Barings
                               (Guernsey) Limited and the
                               Royal Bank of Scotland plc
4.15                           The Executive Share Option          **
                               Plan
4.16                           Investment Advisory           Filed herewith
                               Agreement, dated January
                               17, 2002, between Schroder
                               Ventures (London) Limited
                               and Schroder Investment
                               Management (Ireland) Limited
4.17                           Investment Advisory           Filed herewith
                               Agreement, dated June 12,
                               2002, between Schroder
                               Ventures (London) Limited
                               and Schroder Investment
                               Management (Ireland) Limited
8.1                            List of Subsidiaries of the         **
                               Company
10.1                           The Company's 2002 Report     Filed herewith
                               and Accounts
10.2                           The Company's 2001 Report     Filed herewith
                               and Accounts
10.3                           The Company's 2000 Report     Filed herewith
                               and Accounts


* Incorporated herein by reference to the Company's 2000 annual report on Form 20-F, filed with the Commission on January 16, 2001

** Incorporated herein by reference to the Company's 2001 annual report on Form 20-F, filed with the Commission on November 8, 2001


                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                   SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc (Registrant)

                         By: /s/ JOHN SPEDDING
                         John Spedding, for and on behalf of Schroder Investment Management Limited, Secretaries


Date: December 18, 2002



                                 CERTIFICATIONS

I, Nicholas Ferguson, certify that:

     1. I have reviewed this annual report on Form 20-F of Schroder Ventures International Investment Trust plc;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: December 18, 2002               /s/ NICHOLAS FERGUSON___________
                                      Nicholas Ferguson
                                      Chief Executive Officer

I, Christopher Morris, certify that:

     1. I have reviewed this annual report on Form 20-F of Schroder Ventures International Investment Trust plc;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: December 18, 2002               /s/ CHRISTOPHER MORRIS___________
                                      Christopher Morris
                                      Principal Financial Officer


                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER

           PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     The undersigned, Nicholas Ferguson, the Chief Executive Officer of Schroder Ventures International Investment Trust plc (the "Company"), has executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Annual Report on Form 20-F for the period ending June 30, 2002 (the "Report"). The undersigned hereby certifies that:

     (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 18, 2002               /s/ NICHOLAS FERGUSON_______
                                      Nicholas Ferguson
                                      Chief Executive Officer

                    CERTIFICATION OF CHIEF FINANCIAL OFFICER

           PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     The undersigned, Christopher Morris, the Principal Financial Officer of Schroder Ventures International Investment Trust plc (the "Company"), has executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Annual Report on Form 20-F for the period ending June 30, 2002 (the "Report"). The undersigned hereby certifies that:

     (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 18, 2002               /s/ CHRISTOPHER MORRIS_______
                                      Christopher Morris
                                      Principal Financial Officer



                                                Commission file number 0-27336

                                 Exhibit Index

Exhibit Number                         Exhibit Name
1.1                            Memorandum of Association            *
1.2                            Articles of Association, as          *
                               adopted on December 5, 2000
2.1                            Registrar and Paying Agency   Filed herewith
                               Agreement, dated November
                               21, 2001, between the
                               Company, The Law Debenture
                               Trust Corporation p.l.c.
                               and J.P. Morgan Chase Bank.
2.2                            Listing Particulars, dated    Filed herewith
                               July 2, 2002
2.3                            Trust Deed, dated November    Filed herewith
                               21, 2001, between the
                               Company and The Law
                               Debenture Trust Corporation
                               p.l.c.
4.1                            Deposit Agreement, dated            **
                               November 30, 2000, between
                               the Company and The Bank of
                               New York
4.2                            Share Purchase Agreement,           **
                               dated March 16, 2001,
                               between the Company and
                               Schroder Ventures Limited
4.3                            Stock Purchase Agreement            **
                               dated April 5, 2001 between
                               Schroder Venture Managers
                               Inc. and Schroder Ventures
                               (London) Limited
4.4                            Services Agreement, dated           **
                               March 16, 2001, between the
                               Company and Schroder
                               Ventures K.K. (Japan)
4.5                            Services Agreement, dated           **
                               March 16, 2001, between the
                               Company and Schroder
                               Capital Partners Limited
                               (Asia)
4.6                            Services Agreement, dated           **
                               March 16, 2001, between the
                               Company and Schroders &
                               Associates Canada Inc.
                               (Canada)
4.7                            Services Agreement, dated           **
                               March 16, 2001, between the
                               Company and Schroder
                               Ventures Life Sciences
                               Advisers Limited (Life
                               Sciences)
4.8                            Services Agreement, dated           **
                               March 16, 2001, between the
                               Company and Schroder
                               Venture Partners LLC (U.S.)
4.9                            Services Agreement, dated           **
                               March 16, 2001, among the
                               Company, Schroder Ventures
                               (London) Limited and
                               Schroder Ventures Europe BV
4.10                           Services Agreement, dated           **
                               March 16, 2001, between
                               Schroder Ventures (London)
                               Limited and Schroder
                               Ventures Limited
4.11                           Services Agreement, dated           **
                               March 16, 2001, between
                               Schroder Ventures (London)
                               Limited and Schroder
                               Ventures Investments Limited
4.12                           Services Agreement, dated           **
                               March 16, 2001, between
                               Schroder Ventures (London)
                               Limited and Schroders plc
4.13                           Fund of Funds Agreement,            **
                               dated March 16, 2001,
                               between Schroder Ventures
                               (London) Limited and
                               Schroder Investment
                               Management (Ireland) Limited
4.14                           Facility Agreement, dated           **
                               March 16, 2001, between the
                               Company and Barings
                               (Guernsey) Limited and the
                               Royal Bank of Scotland plc
4.15                           The Executive Share Option          **
                               Plan
4.16                           Investment Advisory           Filed herewith
                               Agreement, dated January
                               17, 2002, between Schroder
                               Ventures (London) Limited
                               and Schroder Investment
                               Management (Ireland) Limited


4.17                           Investment Advisory           Filed herewith
                               Agreement, dated June 12,
                               2002, between Schroder
                               Ventures (London) Limited
                               and Schroder Investment
                               Management (Ireland) Limited
8.1                            List of Subsidiaries of the         **
                               Company
10.1                           The Company's 2002 Report     Filed herewith
                               and Accounts
10.2                           The Company's 2001 Report     Filed herewith
                               and Accounts
10.3                           The Company's 2000 Report     Filed herewith
                               and Accounts



* Incorporated herein by reference to the Company's 2000 annual report on Form 20-F, filed with the Commission on January 16, 2001

** Incorporated herein by reference to the Company's 2001 annual report on Form 20-F, filed with the Commission on November 8, 2001


Schroder Ventures International Investment Trust plc
REPORT OF INDEPENDENT AUDITORS

To: The Directors
    Schroder Ventures International Investment Trust plc

We have audited the consolidated balance sheets of Schroder Ventures International Investment Trust plc as at June 30, 2002 and 2001, and the related consolidated statements of total return and cash flows for each of the three years in the period ended June 30, 2002. These accounts are the responsibility of the Company's management. Our responsibility is to express an opinion on these accounts based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall accounts presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accounts referred to above present fairly, in all material respects, the consolidated financial position of Schroder Ventures International Investment Trust plc at June 30, 2002 and 2001, and its consolidated total return and its consolidated cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 30 of Notes to the Accounts).


Ernst & Young LLP
Registered Auditor
London, England

October 7, 2002



                                       F1


Shroder Ventures International Investment Trust plc

CONSOLIDATED STATEMENT OF TOTAL RETURN
(Incorporating The Revenue Account)

                               For the year ended June 30      For the year ended June 30      For the year ended June 30 2000
                                          2002                            2001
                     Notes     Revenue    Capital     Total    Revenue    Capital      Total        Revenue    Capital     Total
                                GBP000     GBP000    GBP000     GBP000     GBP000     GBP000         GBP000     GBP000    GBP000

Realised gains on
investments            12            -     11,914    11,914          -      4,774      4,774              -     86,386    86,386
Unrealised
(losses)/gains on
investments            12            -    (4,202)   (4,202)          -   (49,190)   (49,190)              -     41,175    41,175
Gains/(losses) on
investments                          -      7,712     7,712          -   (44,416)   (44,416)              -    127,561   127,561
Foreign exchange
gains/(losses) on
currency balances                    3         42        45          -      (755)      (755)              -      (415)     (415)
Income                  2        7,674          -     7,674      5,616          -      5,616          6,123          -     6,123
Expenses                3      (7,293)          -   (7,293)    (2,235)          -    (2,235)        (1,106)        (3)   (1,109)
Net
return/(deficit)
before finance
costs and taxation                 384      7,754     8,138      3,381   (45,171)   (41,790)          5,017    127,143   132,160
Interest payable
and similar charges     7      (1,832)          -   (1,832)      (583)          -      (583)          (468)          -     (468)
Net return
/(deficit) on
ordinary
activities before
taxation                       (1,448)      7,754     6,306      2,798   (45,171)   (42,373)          4,549    127,143   131,692
Tax on ordinary
activities              8        (105)          -     (105)      (141)          -      (141)            180          -       180
Return/(deficit)
on ordinary
activities after
tax for the year               (1,553)      7,754     6,201      2,657   (45,171)   (42,514)          4,729    127,143   131,872
Minority interest
- equity                           (2)         16        14        (2)        104        102              -       (99)      (99)
Return/(deficit)
on ordinary
activities after
tax and minority
interest for the
year attributable
to equity
shareholders (1)               (1,555)      7,770     6,215      2,655   (45,067)   (42,412)          4,729    127,044   131,773
Dividends :
No final dividend
(2001: 1.80p;
2000: 3.80p per
ordinary share)         9            -          -         -    (1,841)          -    (1,841)        (3,886)          -   (3,886)
Surplus/(deficit)
transferred
(from)/to reserves             (1,555)      7,770     6,215        814   (45,067)   (44,253)            843    127,044   127,887
Return per
ordinary share         10      (1.52)p      7.60p     6.08p      2.60p   (44.07)p   (41.47)p          4.68p    125.87p   130.55p
Return per
ordinary share -
diluted                10      (1.52)p      7.60p     6.08p      2.60p   (44.07)p   (41.47)p          4.68p    125.87p   130.55p



The revenue column of this statement is the consolidated profit and loss account of the group. All revenue and capital items in the above statement derive from continuing operations. The results for the years' ended June 30, 2001 onwards include the acquisition of Schroder Ventures (London) Limited and Schroder Ventures North America Inc. No operations were discontinued in the year.

(1) A summary of the significant adjustments to return on ordinary activities after tax and minority interest for the year attributable to equity shareholders that would be required had US generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in note 30.
The notes to the accounts form an integral part of these accounts.


                                       F2


Schroder Ventures International Investment Trust plc

CONSOLIDATED BALANCE SHEETS

                                                    At June 30    At June 30
                                                          2002          2001
                                           Notes        GBP000        GBP000

TANGIBLE FIXED ASSETS                         11           296             -
                                                           296             -

FIXED ASSET INVESTMENTS
Funds and co-investments                   12/13       422,823       387,030
Fixed interest investments                 12/13        31,000        24,853
                                                       453,823       411,883

CURRENT ASSETS
Debtors                                       14         3,548         2,933
Cash at bank and short-term deposits                     9,303         7,191
                                                        12,851        10,124

CURRENT LIABILITIES
Creditors: amounts falling due within
one year                                      15         4,357         4,747
NET CURRENT ASSETS                                       8,494         5,377

TOTAL ASSETS LESS CURRENT LIABILITIES                  462,613       417,260

Creditors: amounts falling due after
more than one year                            16        39,152             -

Minority interest - non-equity                             100           100
Minority interest - equity                                 274           288

NET ASSETS                                             423,087       416,872

CAPITAL AND RESERVES
Called up share capital                       18       102,266       102,266
Share premium account                         19         7,453         7,453
Capital redemption reserve                    20         3,204         3,204
Share purchase reserve                        21        92,054        92,054
Capital reserve                               22       216,705       208,935
Revenue reserve                               23         1,405         2,960

EQUITY SHAREHOLDERS' FUNDS (1)                24       423,087       416,872

Net asset value per ordinary share            25        413.7p        407.6p
                             - undiluted
                             - diluted        25        412.3p        407.6p


(1) A summary of the significant adjustments to equity shareholders' funds that would be required if US generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is given in note 30.

The notes to the accounts form an integral part of these accounts



                                       F3


Schroder Ventures International Investment Trust plc

CONSOLIDATED CASH FLOW STATEMENTS

                                  For the year   For the year   For the year
                                         ended          ended          ended
                                 June 30, 2002        June 30,       June 30,
                                                         2001           2000
                        Note            GBP000         GBP000         GBP000

OPERATING ACTIVITIES
Income received from
investments                              1,567          5,623          5,127
Bank interest received                     454            570            364
Investment advisory
fee income received                      5,047             35              -
Administrative
expenses                               (7,279)        (2,417)          (772)

Net cash
(outflow)/inflow from
operating activities      26             (211)          3,811          4,719

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid                                -          (224)           (63)
Loan facility costs                      (550)        (1,046)          (199)
Convertible bond interest paid               -              -          (376)

Net cash outflow from returns on
investments and servicing of finance     (550)        (1,270)           (638)

TAXATION
UK tax recovered                             -            339            521
Overseas tax suffered                    (117)          (154)              -

Total tax (paid)/recovered               (117)            185            521

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of fixed
interest securities                  (316,731)      (351,516)      (756,631)
Purchase of subsidiaries                     -           (36)              -
Purchase of tangible
fixed assets                             (311)              -              -
Sale of fixed
interest securities                    311,001        452,217        706,525
Calls paid                            (77,474)      (156,024)      (161,666)
Capital distributions received          48,976         53,647        186,082

Net cash outflow from capital
expenditure and financial investment  (34,539)        (1,712)       (25,690)

EQUITY DIVIDENDS PAID
Dividends                              (1,841)        (4,182)        (1,484)

Total dividends paid                   (1,841)        (4,182)        (1,484)

FINANCING
Proceeds from convertible bond issue    40,000              -              -
Issue and listing costs of
convertible bonds                        (675)              -              -
Capital expenses paid                        -              -            (3)

Net cash inflow/(outflow) from
financing                               39,325              -            (3)

NET CASH INFLOW/(OUTFLOW)                2,067        (3,168)       (22,575)



                                       F4


Schroder Ventures International Investment Trust plc

CONSOLIDATED CASH FLOW STATEMENTS (continued)



RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET (DEBT)/ FUNDS

                                   For the year       For the   For the year
                                                         year
                                          ended         ended          ended
                                        June 30,      June 30,       June 30,
                                           2002          2001           2000
                            Note         GBP000        GBP000         GBP000

Increase/(decrease) in
cash during the year                      2,067       (3,168)       (22,575)
Cash acquired on
purchase of subsidiaries                      -           834              -
Realised exchange
gains/(losses) on
currency balances                            45         (755)          (415)
Debt converted into
equity                                        -             -         10,753
Increase in convertible bonds          (39,152)             -              -

Change in net (debt)/funds             (37,040)       (3,089)       (12,237)

Net funds at the beginning of the
year                                      7,191        10,280         22,517

Net (debt)/funds at the
end of the year               28       (29,849)         7,191         10,280


The significant differences between the cash flow statements presented above and that required under US generally accepted accounting principles are set out in note 30.

The notes to the accounts form an integral part of these accounts



                                       F5


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS


1.   ACCOUNTING POLICIES
     A summary of the more important accounting policies is set out below:

     a) These accounts have been prepared under the historical cost convention modified to include certain investments at valuation, and in accordance with accounting standards applicable in the United Kingdom and the Statement of Recommended Practice "Financial Statements of Investment Trust Companies".

     b) Tangible fixed assets
     The Group's assets include leasehold improvements, office equipment, telecommunications and computers which are included at cost and are depreciated over their useful lives on a straight line basis at rates varying between 20 per cent and 33 per cent per annum.

     c) Fixed asset investments
     Equity share investments, fixed income and loan investments, interests in partnerships and unit trusts, together with interests in any associated undertakings and the investments in the various Schroder Ventures' and Permira funds, will be regarded as financial fixed assets as they are held for long term investment purposes. The treatment of associated undertakings in the same way as other fixed asset investments is in accordance with Financial Reporting Standard 9.

     d) Valuation of investments
     The Company's investments in the various Schroder Ventures' and Permira funds are valued by the Directors at the balance sheet date by valuing the underlying investments comprising the portfolios of the Schroder Ventures' and Permira funds in accordance with the valuation policies set out below, as adjusted, where appropriate, for other assets and liabilities of the Schroder Ventures' and Permira funds. The valuation policies of the Company are consistent with the current guidelines issued by the British Venture Capital Association ("BVCA"). In accordance with these guidelines where, in an exceptional case, the strict application of the valuation policies set out below, would not, in the opinion of the Directors, result in a fair value being ascribed to an investment, the Directors may adopt an alternative valuation in accordance with the overriding BVCA principle that the value should be a fair one.

     Quoted investments
     All investments listed on recognised stock exchanges are valued at the quoted mid-market price at the balance sheet date. If an investment is subject to restrictions affecting its disposal, or if the holding is significant in relation to the issued share capital, a discount of generally between 0 per cent and 50 per cent to that price will be applied.

     Unquoted equity investments
     (i) All Early Stage Equity investments are valued at cost unless one of the following applies:

             (1) Performance indicates that there has been a permanent and significant diminution in the valuation of the investment. If this is the case, provisions in incremental tranches of 25 per cent of original cost will be made; or

             (2) A significant transaction involving an independent third party at arm's-length values the investment at a materially different value.

     (ii) All Development Stage Equity investments are valued at cost, or cost less a provision, for at least one year unless this basis of valuation is unsustainable.

     Thereafter, they will be valued as follows:

             (1) Where available, either on the basis of a significant transaction by an independent third party in the equity of the investee company or an independent third party valuation of the equity; or

             (2) Where a significant portion of the assets are held in real property on the basis of discounted net asset values; or


                                       F6


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)


1.   ACCOUNTING POLICIES (continued)

             (3) Where the investee company is performing significantly below expectations, at cost less provisions in incremental tranches of 25 per cent; or

             (4) Where the company is profitable and performing satisfactorily, on the basis of earnings

             (A) Capitalised at an appropriate price-earnings multiple (B):

             (A) The earnings of the investee company will be based on the latest audited accounts or management accounts where appropriate; and

             (B) The price-earnings multiple:

             - Will take into account the capital and debt structure of the investee company

             - Will be based on either comparable company or industry multiples taken from the relevant stock exchange

             - Will be subject to a minimum discount of 25 per cent to reflect risk, the illiquidity of the investment and the approximate nature of a valuation based on earnings unless early realisation is expected in which case a smaller discount will be applied.

     Unquoted loan stock and preference shares
     Loan stock and preference shares will be valued at cost plus any accrued interest and redemption premia less, in cases where the investee company is performing significantly below expectations, any provisions in incremental tranches of 25 per cent.

     Carried interest and management fees
     For the purpose of valuing the Company's holdings in the various Schroder Ventures' and Permira funds, management fees due to Schroder Ventures or Permira will be accounted for on the accruals basis. An estimate of Carried Interest, the allocation to Schroder Ventures or Permira of 20 per cent. of the profits arising in each Fund calculated by reference to the valuations of the underlying investments, will be deducted from the values of the Company's holdings. Disclosed valuations of individual investee companies will, by necessity, be shown before deduction of Carried Interest.

     e)      Income and capital gains recognition
     The Company's income and capital gains are expected to be derived primarily from future distributions in respect of its holdings in Schroder Ventures' or Permira funds. The Company will account for such distributions by reference to the underlying source of the distribution.

     Revenue distributions receivable by the Company which arise from dividends, interest and other revenue items through the Schroder Ventures' or Permira funds will be credited to the Company's revenue account when such income distributions are declared. Investment income arising from directly held investments of the Company will, in the case of dividends, be included as revenue in the period in which they go ex-dividend, and, in the case of interest income which, together with interest payable and all other revenue expenses, will be treated on an accruals basis.

     Realised profits on capital distributions receivable by the Company which arise from the realisation of investments within the Schroder Ventures' and Permira funds will be credited to the Company's capital reserve when they are declared.


                                       F7


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)



1.   ACCOUNTING POLICIES (continued)

     f)      Foreign currencies
     Transactions denominated in foreign currencies will be translated at the exchange rate at the date of the transaction. Assets and liabilities recorded in foreign currencies will be translated into sterling at exchange rates at the date of the accounts. Exchange differences arising from the re-translation of the opening net investments will be taken to reserves and reported in a consolidated statement of total return. Foreign subsidiary financial statements are translated into reporting currency using the closing rate method with all exchange differences taken to reserves and reported in the Consolidated Statement of Total Return. All other foreign exchange differences will be included as an exchange gain or loss in capital reserve or in the revenue account depending on whether the gain or loss of a capital or revenue nature respectively.

     g)      Finance costs
     All finance costs are charged directly to revenue.

     h)      Taxation
     Deferred tax is provided in accordance with FRS19 on all timing differences that have originated but not reversed by balance sheet date. Deferred tax assets are only recognised to the extent that they are recoverable. The adoption of FRS19 has had no impact on current or prior years' results.

     i)      Basis of consolidation
     The Consolidated Statement of Total Return and Balance Sheet include the financial statements of the company and its subsidiary undertakings made up to the balance sheet date using the purchase method, with the exception of Schroder Ventures North America Inc ("SVNA") which has a balance sheet date of December 31. In respect of SVNA, audited financial statements to December 31, 2001, together with management accounts covering the remaining 6 months, have been used in preparing the consolidated financial statements. Goodwill arising on consolidation is written off against reserves on acquisition. In the Company's accounts, investments in subsidiary undertakings are stated in accordance with the policies outlined under (c) above.

     j)      Capital reserves
     Capital Reserve - Realised

     The following are accounted for in this reserve:

     - Gains and losses on the realisation of investments calculated by reference to their carrying value at the previous balance sheet date.

     -       Realised exchange differences of a capital nature.

     Capital Reserve - Unrealised

     The following are accounted for in this reserve:

     - Increases and decreases in the revaluation of investments held at the year-end.

     -       Unrealised exchange differences of a capital nature.

     -       Exchange differences arising on consolidation.



                                       F8


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)

2.   INCOME
                                         For the       For the       For the
                                      year ended    year ended    year ended
                                         June 30       June 30       June 30
                                            2002          2001          2000
                                          GBP000        GBP000        GBP000

Income from fixed interest securities        767         3,564         5,235
Dividends                                    770         1,403           456
Interest receivable and similar
income                                       452           541           432
Income from investment advisory
services                                   5,685           108             -

                                           7,674         5,616         6,123



3.   EXPENSES
                                         For the       For the       For the
                                      year ended    year ended    year ended
                                         June 30       June 30       June 30
                                            2002          2001          2000
                                          GBP000        GBP000        GBP000

Fees payable to Schroder
Investment Management Ltd (note 28)          293           345           378
Directors' remuneration (note 4)           1,110           149            85
Staff costs (note 5)                       4,258            93             -
Depreciation                                  65             -             -
General expenses                           1,416           438           340
Enlargement of operations costs               62           840             -
EDR listing and issue costs                    -           230           259
Auditors' remuneration
- audit                                       74            31            26
- non-audit *                                 15           109            18

                                           7,293         2,235         1,106


* In addition, fees for non-audit services (June 30, 2002) include GBP 21,000 in respect of the issue of convertible bonds are payable. These will be amortised over 10 years along with other issue costs (note 16). Certain costs, primarily loan facility costs (note 7), have been reclassified from last year's accounts, as considered more appropriate.



                                       F9


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)


4.   DIRECTORS' REMUNERATION
                                         For the       For the       For the
                                      year ended    year ended    year ended
                                         June 30       June 30       June 30
                                            2002          2001          2000
                                          GBP000        GBP000        GBP000

JJ McLachlan                                  75            50            25
NEH Ferguson                                 823            15            10
CJ Govett                                     24            18            10
AJ Habgood                                    24            18            10
EW Koning                                     20            17            10
D Raeburn                                     22             1             -
IP Sedgwick (resigned 3 May 2002)             17            15            10
J Strangfeld                                   -            15            10
AF Sykes (appointed 3 May 2002)                4             -             -
AC Williams (appointed 3 May 2002)           101             -             -

                                           1,110           149            85

The amounts shown above do not include any payments or rights to pensions. Further details on Directors' emoluments are contained in the Remuneration Report within the attached June 30, 2002 Report and Accounts. As shown above, Nicholas Ferguson is the highest paid director.


5.   STAFF COSTS
                                         For the       For the       For the
                                      year ended    year ended    year ended
                                         June 30       June 30       June 30
                                            2002          2001          2000
                                          GBP000        GBP000        GBP000

Salaries and other remuneration            3,491            80             -
Social security costs                        409             6             -
Pension costs (note 6)                       358             7             -

                                           4,258            93             -


                                      F10


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)


5.   STAFF COSTS (continued)

The Company has no employees. The average number of employees employed by subsidiary undertakings was:

                                         For the       For the       For the
                                      year ended    year ended    year ended
                                         June 30       June 30       June 30
                                            2002          2001          2000
                                          Number        Number        Number

Full-time employees                           17            12            -
Seconded staff                                 4             4            -

                                              21            16            -


6.   PENSION COSTS

The charge for pension costs             For the       For the      For the
comprises:                            year ended    year ended   year ended
                                         June 30       June 30      June 30
                                            2002          2001         2000
                                          GBP000        GBP000       GBP000

Defined benefit schemes                       52             1            -
Money purchase schemes                       306             6            -

                                             358             7            -



The Group does not participate in a SVIIT Group pension scheme. Costs in respect of defined benefit schemes relate to payments due to the Schroders Retirement Benefits Scheme ("the Scheme") in respect of 4 employees, including the Company's executive directors, seconded from Schroder Investment Management Limited to Schroder Ventures (London) Limited ("SVLL"), a wholly owned subsidiary of SVIIT. SVLL and the Scheme's trustees, taking advice from the independent actuaries, agree the contributions.

In accordance with FRS 17, the scheme is accounted for as a defined contribution scheme on the basis that the Group is unable to identify its share of the underlying assets and liabilities of the Scheme at the balance sheet date. Further details of the Scheme can be found in the Annual Report and Accounts of Schroders plc. In particular, the Scheme had 858 active members at December 31, 2001, and the accounts of Schroders plc disclosed a net pension asset less prepayment in respect of the Scheme of GBP38.4million, calculated under FRS 17 based on interim valuations prepared by independent qualified actuaries.



                                      F11


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued


7.   INTEREST PAYABLE AND SIMILAR CHARGES

                                         For the       For the       For the
                                      year ended    year ended    year ended
                                         June 30       June 30       June 30
                                            2002          2001          2000
                                          GBP000        GBP000        GBP000

Convertible bond interest                  1,100             -           188
Convertible bond - amortisation of
issue costs                                   45             -             -
Loan facility costs                          687           359           217
Other interest                                 -           224            63

                                           1,832           583           468


Loan facility costs were included as expenses in prior years' accounts but are more appropriately described as finance costs and therefore included as part of interest payable and similar charges.



8.   TAXATION

(a) The charge for taxation for the year is made up as follows:

                                         For the       For the       For the
                                      year ended    year ended    year ended
                                         June 30       June 30       June 30
                                            2002          2001          2000
                                          GBP000        GBP000        GBP000

Current Tax
Corporation tax                                -             -            34
Less: relief for overseas tax                  -             -          (34)

                                               -             -             -
Overseas tax                                 133           141            41
Prior year adjustment                       (64)             -         (221)

Total current tax (note 8(b))                 69           141         (180)

Deferred Tax
Deferred tax - prior year adjustment          36             -             -

Total deferred tax                            36             -             -

Total tax charge/(benefit)                   105           141         (180)



There are no profits chargeable to corporation tax in the current year. Excess management expenses relating to the venture fund investments are available to set against the taxable income of the Company. These excess management expenses are included within the investments in venture funds in the balance sheet of the Company and are not reflected in the Company's revenue account.

If in a future year in relation to the venture fund investments, income exceeds expenses, the taxation charge to the Company's revenue account will include tax on this excess with a suitable note by way of explanation.



                                      F12


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)


8.   TAXATION (continued)
(b) Factors affecting current tax charge for the year:

                                         For the       For the       For the
                                      year ended    year ended    year ended
                                         June 30       June 30       June 30
                                            2002          2001          2000
                                          GBP000        GBP000        GBP000

(Deficit)/return before taxation         (1,448)         2,798         4,549

Corporation tax at 30%                     (434)           839         1,365

Effects of:

Overseas taxation written off                133           141            41
Overseas tax claimed as an expense          (86)             -          (34)
Non deductible expenses                       54           366            97
Non assessable income                          -             -           (5)
Taxable dividend credited to
capital                                      274             -             -
Unutilised current year expenses
carried forward                              250             -             -
Venture funds expenses utilised
in year                                        -       (1,135)       (1,416)
Income of subsidiary not taxable            (58)          (70)           (7)
Prior year adjustment -
corporation tax                             (64)             -         (221)

Current tax charge for the year
(note 8(a))                                   69           141         (180)


(c) Factors affecting future tax charges
The Group currently has and expects to generate surplus tax losses. A deferred tax asset in respect of these surplus losses is not recognised because their utilisation is considered unlikely in the foreseeable future.


9.   DIVIDENDS

                                         For the       For the       For the
                                      year ended    year ended    year ended
                                         June 30       June 30       June 30
                                            2002          2001          2000
                                          GBP000        GBP000        GBP000

No final dividend (2001 : 1.80p;
2000 : 3.80p) per share                        -         1,841         3,886



Prior years' final dividends are based on 102,265,699 ordinary shares in issue.



                                      F13


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)


10.  RETURN PER ORDINARY SHARE

                     For the year ended June 30, 2002    For the year ended June 30, 2001     For the year ended June 30, 2000
GROUP                    Revenue     Capital    Total     Revenue      Capital      Total       Revenue      Capital     Total

Return per ordinary
share                   (1.521)p      7.598p   6.077p      2.596p     (44.069)p   (41.473)p      4.680p     125.870p   130.550p
Return per ordinary
share - fully diluted   (1.520)p      7.596p   6.076p      2.596p     (44.069)p   (41.473)p      4.680p     125.870p   130.550p



The basic revenue return per ordinary share is based on the net deficit on ordinary activities after taxation and minority interest of GBP1,555,000
(2001: return of GBP2,655,000; 2000: return of GBP4,729,000) and on 102,265,699 ordinary shares (2001: 102,265,699; 2000: 100,931,523) being the weighted average number of shares in issue during the year. The capital return per ordinary share is based on the net return for the year of GBP7,770,000 (2001: deficit of GBP45,067,000; 2000: surplus of GBP127,044,000) and on 102,265,699 ordinary shares (2001: 102,265,699; 2000: 100,931,523) being the weighted average number of shares in issue during the year.

The diluted returns per ordinary share for the year ended June 30, 2002 have been calculated in accordance with FRS14 under which the GBP40 million 4.5% convertible bonds are regarded as dilutive if, on conversion, the increased returns attributable to equity shareholders arising from interest saved (less taxation), divided by the increased weighted average number of shares, are less than the basic returns per ordinary share. These calculations assume that conversion of dilutive potential ordinary shares takes place on November 21, 2001, the date the bonds were issued at an exercise price of 410p. Based on the average fair value for the Company's shares of 340.8p for the period November 21, 2001 to June 30, 2002 there are no potential dilutive ordinary shares in respect of the convertible bonds.

The diluted returns per ordinary share have also been calculated assuming the exercise of all potential dilutive ordinary shares arising from the share options in issue (see note 18). On this basis, the weighted average number of options exercisable during the year would have been 18,087, resulting in an increased weighted average number of shares of 102,283,786 used for calculating the diluted returns.

Diluted returns have not been calculated for the years' ended June 30, 2001 and 2000, as there were no convertible bonds in issue that could have caused a dilution. In addition, share options were first granted on June 21, 2001 and their exercise price exceeded the fair value of the Company's shares, calculated in accordance with FRS 14, and the options were therefore not dilutive.


                                      F14


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)


11.  TANGIBLE FIXED ASSETS

                                                           Telecom-
                                                        munications
                              Leasehold     Computer     and Office
                           improvements    equipment      equipment    Total
                                 GBP000       GBP000         GBP000   GBP000
Cost
At July 1, 2001                       -            -              -        -
Additions                           144          127             88      359
Disposals                             -            -              -        -
Exchange translation
adjustments                           -            1              1        2

At June 30, 2002                    144          128             89      361

Depreciation
At July 1, 2001                       -            -              -        -
Charge for the year                  23           32             10       65
Disposals                             -            -              -        -
Exchange translation
adjustments                           -            -              -        -

At June 30, 2002                     23           32             10       65

Net Book Value
At June 30, 2002                    121           96             79      296

At July 1, 2001                       -            -              -        -




12.  INVESTMENTS

                                     For the year ended June 30, 2002
                             Venture funds and   Fixed interest        Total
                                co-investments        portfolio    portfolio
                                     portfolio
                                        GBP000           GBP000       GBP000
Cost brought forward                   438,230           24,916      463,146
Unrealised loss brought
forward                               (51,200)             (63)     (51,263)

Valuation at the
beginning of the year                  387,030           24,853      411,883
Calls and purchases
payable                                 77,474          316,731      394,205
Distributions and sales
receivable                            (48,976)        (311,001)    (359,977)
Realised gain for the
year                                    11,553              361       11,914
Unrealised (loss)/gain
for the year                           (4,258)               56      (4,202)

Valuation carried forward              422,823           31,000      453,823




                                      F15



Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)


12.  INVESTMENTS (continued)

                                     For the year ended June 30, 2001
                             Venture funds and   Fixed interest        Total
                                co-investments        portfolio    portfolio
                                     portfolio
                                        GBP000           GBP000       GBP000
Cost brought forward                   294,775          123,585      418,360
Unrealised gain brought
forward                                 32,435            2,724       35,159

Valuation at the
beginning of the year                  327,210          126,309      453,519
Calls and purchases
payable                                155,371          351,516      506,887
Distributions and sales
receivable                            (51,889)        (452,218)    (504,107)
Realised gain/(loss) for
the year                                 5,465            (691)        4,774
Unrealised loss for the
year                                  (49,127)             (63)     (49,190)

Valuation at end of the
year                                   387,030           24,853      411,883



                                     For the year ended June 30, 2000
                             Venture funds and   Fixed interest        Total
                                co-investments        portfolio    portfolio
                                     portfolio
                                        GBP000           GBP000       GBP000
Cost brought forward                   192,058           83,968      276,026
Unrealised gain brought
forward                                 34,310               99       34,409

Valuation at the
beginning of the year                  226,368           84,067      310,435
Calls and purchases
payable                                162,320          731,579      893,899
Distributions and sales
receivable                           (187,838)        (690,538)    (878,376)
Realised gain/(loss) for
the year                                87,909          (1,523)       86,386
Unrealised gain for the
year                                    38,451            2,724       41,175

Valuation at end of the
year                                   327,210          126,309      453,519




Gains on investments

                              For the year     For the year     For the year
                                     ended            ended            ended
                             June 30, 2002    June 30, 2001    June 30, 2000
Realised gain on
investments based on
historical cost                     20,418           42,006          126,810
Less: amounts recognised
as unrealised in
previous year                      (8,504)         (37,232)         (40,424)

Realised gain based on
carrying value at previous
balance sheet date                  11,914            4,774           86,386
Net movement in
unrealised gains                   (4,202)         (49,190)           41,175

Total (losses)/gains on
investments                          7,712         (44,416)          127,561




                                      F16


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)


13.  GEOGRAPHICAL ANALYSIS OF INVESTMENTS

                                        At June 30, 2002    At June 30, 2001
                                                  GBP000              GBP000
Funds and co-investments
Europe
United Kingdom                                    14,996              16,892
France                                               655               2,427
Germany                                            7,480              10,122
Italy                                              1,863               4,995
Spain                                                797               1,994
Pan Europe                                       259,737             209,470

Total Europe                                     285,528             245,900

Asia Pacific                                      29,712              30,700
Japan                                                                 21,700

Total Asia                                        46,570              52,400

Canada                                            26,065              31,710
United States*                                    64,660              57,020

Total Americas                                    90,725              88,730

Total Funds and co-investments                   422,823             387,030



* Schroder Ventures International Life Sciences Funds I and II and International Life Sciences Fund III have been included within the United States.

All funds held by the Group are unlisted. However, some of the underlying companies held within those Funds are listed. Included in the value of total Funds and co-investments of GBP422,823,000 (2001: GBP387,030,000) are listed investments amounting to GBP38,700,000 (2001:GBP46,100,000).


                                      At June 30, 2002    At June 30, 2001
                                                GBP000              GBP000
Fixed Interest Investments
Sterling denominated                             7,884               2,222
Euro denominated                                14,457              12,300
US dollar denominated                            8,659              10,331

Total Fixed Interest Investments                31,000              24,853

Total Investment Portfolio                     453,823             411,883




                                      F17


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)


13.  GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)

Significant interests in investment funds
Details of investments in which the Group has an interest of 10% or more of any class of share/units are detailed in the list of investments below. All of these funds are managed or advised by Schroder Ventures or Permira.

                                    Original    SVIIT's   Value of    SVIIT's
                            Year        Life    Holding    SVIIT's        Net
                          formed     (years)     in the    Holding     Assets
                                                   fund
                                                      %     GBP000          %
ASIA

Asia Pacific Trust
Formed to invest in
equity and near-equity
investments in the high
growth economies of the
Asia Pacific region.This
trust has been in
liquidation since 1998.     1990          8*        6.4      1,159        0.3

Asia Pacific Fund II
Established to make
equity and near- equity
investments in buy-outs,
buy-ins, development
capital businesses and
turnarounds, principally
in the Asia Pacific
region with an
emphasis on Australia,
China, Hong King, India
Indonesia, Malaysia,
Singapore and Thailand.     1994          10       14.0     11,482        2.7

Schroder Ventures Asia
Pacific Fund
Established to make equity
or near equity
investments in companies
that have significant
exposure to the Asia
Pacific region. The fund
focuses principally on
management buy-outs
and buy-ins, financial
acquisitions and larger
development capital
opportunities.              1999          10       29.9     15,670        3.7

Co-investments with Asia
Pacific Fund II and
Schroder Ventures Asia
Pacific Fund                                                 1,201        0.3

The Japan Venture Fund II
Formed to invest in
Japanese businesses
with potential for capital
growth.                     1990         10*       13.7      3,189        0.8

The Japan Venture Fund III
Established to invest
directly or indirectly
in equity and near equity
investment in a
diversified portfolio of
early stage, or
development capital
investments in leveraged
and management buy-outs
and buy-ins principally
in Japan                    1997          10       20.3     13,869        3.3

Total Asia                                                  46,570       11.1




                                      F18



Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued


13.  GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)

                                    Original    SVIIT's   Value of    SVIIT's
                            Year        Life    Holding    SVIIT's        Net
                          formed     (years)     in the    Holding     Assets
                                                   fund
                                                      %     GBP000          %
CONTINENTAL EUROPE

Permira Europe I
The first $1 billion
fund raised for
equity
investment in Europe
focusing on large
and medium-sized
leveraged buy-out
opportunities.              1997          10       22.0     69,096       16.3

Permira Europe II
Formed as the
successor to Permira
Europe I, the fund
will focus on
European Buy-Outs
and Buy-Ins, in
addition to growth
capital investments.        2000          10       22.7    190,641       45.1

Permira France I
The fund's policy
was to invest in
leveraged buy-outs
and development
capital businesses
primarily in France.
The fund was put
into liquidation
in December 1999.           1989         10*       39.8        492        0.1

Permira France
Venture I
Formed with a
policy of investing
in development
capital
opportunities,
principally in France.      1992          10       19.0        163        0.0

Permira German
Buy-Outs
Established to invest
in buy-outs of
companies in Germany
and some of it's
neighbouring countries.     1986         10*       29.7      5,089        1.2

Permira German
Buy-Outs 1992
Established to
invest in a diverse
portfolio of
buy-outs, buy-ins,
development capital
businesses and
turnarounds,
principally in
Germany, Austria and
Switzerland.                1991         10*       19.4      2,391        0.6

Permira Italy I
Established to
invest in buy-outs
and
development capital
businesses,
principally in Italy.       1988         10*       33.2          -        0.0

Permira Italy II
Established to make
equity and near-
equity investments
in buy-outs and
buy-ins, including
development capital
businesses,
principally in Italy.       1993          10       21.0      1,863        0.4

The Spanish Venture
Fund
Established with a
policy of investing
in leveraged
buy-outs and
development
capital businesses
in Spain.                   1990         10*       23.2        797        0.2

Total Continental Europe                                   270,532       63.9



Along with the related funds, Schroder Ventures Europe changed its name to Permira with effect from November 12, 2001.



                                      F19


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)


13.  GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)

                                    Original    SVIIT's   Value of    SVIIT's
                            Year        Life    Holding    SVIIT's        Net
                          formed     (years)     in the    Holding     Assets
                                                   fund
                                                      %     GBP000          %

UNITED KINGDOM
Permira UK III
Established as
Permira's third
buy-out fund in the
United Kingdom to
invest in equity and
near-equity investments
in buy-outs, buy-ins,
development
capital businesses
and turnarounds             1993          10       18.8     12,059        2.9

Permira UK Venture III
Established to invest
in a diversified
portfolio of venture
or development capital
businesses and buy-outs
principally in the
United Kingdom.             1990         10*        8.7        662        0.2

Permira UK Venture IV
Established to follow the
policies of the fully
invested Permira UK III.    1995          10        4.2      2,275        0.5

Total United Kingdom                                        14,996        3.6


Along with the related funds, Schroder Ventures Europe changed its name to Permira with effect from November 12, 2001.



NORTH AMERICA
Schroder Canadian
Buy-Out Fund II
Established to invest
in buy-outs and
development capital
opportunities,
principally in Canada.      1994          10       22.6      7,440        1.8

Schroder Canadian
Buy-Out Fund III
Established to invest
in buy-outs, buy-ins,
leveraged build-ups
and development
capital opportunities
in Canada.                  2000          10       26.6      4,032        0.9

Co-investments with
Schroder Canadian
Buy-out Funds II and III                                    14,593        3.4

Schroder Ventures
International Life
Sciences Fund
Established to invest
in life sciences
companies principally
in the United States,
the United Kingdom and
Continental Europe.         1993          10        6.8      2,014        0.5



                                      F20



Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)


13.  GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)

                                    Original    SVIIT's   Value of    SVIIT's
                            Year        Life    Holding    SVIIT's        Net
                          formed     (years)     in the    Holding     Assets
                                                   fund
                                                      %     GBP000          %
NORTH AMERICA
(continued)

Schroder Ventures
International Life
Sciences Fund II
Established as a
successor to Schroder
Ventures International
Life Sciences Fund,
to invest in a
diversified portfolio
of life sciences
companies principally
in the United States
and Europe. The
majority of these
investments will be
in early stage
opportunities.              1999          10       29.2     37,084        8.8

International Life
Sciences Fund III
The successor to
Schroder Ventures
International Life
Sciences Fund II,
established to
invest in a
diversified
portfolio of life
sciences companies
principally in the
United States and
Europe. The majority
of these investments
will be early stage
opportunities.              2002          10       29.9      1,269        0.3

Schroder Ventures US
Fund
Established to
invest in larger
development capital
and mid-sized
buy-outs in the US,
with a particular
focus on media,
telecommunications
and technology
sectors.                    1999          10       30.0     24,293        5.7

Total North America                                         90,725       21.4

Total fund portfolio                                       422,823      100.0

Fixed interest investments                                  31,000        7.3

                                                           453,823      107.3

Current assets less total liabilities                     (30,736)      (7.3)

Total net assets                                           423,087      100.0



* The lives of these funds have been extended.

Note:     Permira France II, Permira UK Venture I Extension and Schroder US
Venture Fund terminated during the year and are therefore excluded from the list of investments.



                                      F21


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)


14.  DEBTORS
Amounts falling due within one year:

                                           At June 30    At June 30
                                                 2002          2001
                                               GBP000        GBP000
Accrued investment advisory fee income          1,613         2,051
Interest receivable                                43            75
Prepayments and other debtors                   1,892           771
Deferred tax                                        -            36

                                                3,548         2,933


15.  CREDITORS
Amounts falling due within one year

                                        At June 30    At June 30
                                              2002          2001
                                            GBP000        GBP000
Other creditors and accruals                 4,357         2,906
Proposed final dividend                          -         1,841

                                             4,357         4,747


The group has in place a multicurrency revolving loan facility of euro 225 million with the royal bank of scotland. No drawdowns have been made under the facility during the year (2001: nil).



16.  CREDITORS
Amounts falling due after more than one year

                                                  At June 30    At June 30
                                                        2002          2001
                                                      GBP000        GBP000
4.5% Subordinated Convertible Bonds 2011              40,000             -
Unamortised issue and listing costs (note 30)          (848)             -

                                                      39,152             -



Creditors due after more than one year comprise GBP40 million nominal of 4.5% subordinated convertible bonds which mature on November 20, 2011. These bonds are convertible, at any time, into ordinary shares at an initial conversion price of 410p per share. However, the terms of the bonds provide that the conversion price is subject to adjustment 21 days after the publication of the 2002 annual report and accounts by the amount that the net asset value per ordinary share falls below 407p at either December 31, 2001 or June 30, 2002, rounded down to the nearest penny. As a result, 21 days after the publication of this annual report and accounts, the conversion price of the bonds will be 399p, based on the NAV at December 31, 2001.

In accordance with FRS4 "Capital Instruments", issue costs are charged to the revenue account over the term of the capital instrument.

FRS13 requires disclosure of the fair value of debt. The convertible bonds were not listed on June 30, 2002 and therefore a quoted market value is not available at the balance sheet date. The bonds obtained a listing on the London Stock Exchange on July 5, 2002 with UBS Warburg and Dresdner Kleinwort Wasserstein ("DKW") appointed as market makers. On July 8, 2002 DKW were quoting a bid-offer spread of GBP1 to GBP2. This equates to a fair valuation range of GBP40-80 million for the bonds in issue.



                                      F22


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)


17.  CAPITAL COMMITMENTS

                                                       Amount       Uncalled
                                                     uncalled    commitment*
                                             (local currency)    GBP million
International Life Sciences Fund III**                $ 42.0m           27.5
Permira Europe I                                    euro 6.9m            4.4
Permira Europe II                                 euro 442.5m          286.7
Schroder Canadian Buy-Out Fund II                     C$ 0.9m            0.4
Schroder Canadian Buy-Out Fund III                   C$ 36.5m           15.7
Schroder Ventures Asia Pacific Fund***                $ 58.4m           38.3
Schroder Ventures International Life
Sciences Fund II                                      $ 12.3m            8.1
Schroder Ventures US Fund                             $ 27.7m           18.2
The Japan Venture Fund III                           Y 711.6m            3.9

Total                                                                  403.2


* Based on exchange rates at June 30, 2002.
** Based on amount committed to first close (US$44.2 million), Following the second closing of the fund after the year-end, SVIIT has committed US$75 million in total.
*** Commitments to this fund have been reduced by 20%.





18.  SHARE CAPITAL

                              For the year     For the year     For the year
                                     ended            ended            ended
                             June 30, 2002    June 30, 2001    June 30, 2000
                                    GBP000           GBP000           GBP000
Authorised:
150,000,000 shares of
GBP1.00 each                       150,000          150,000          150,000
Allotted, called up and
fully paid:
Opening balance of
102,265,699 (2001:
102,265,699;
2000 : 98,966,319)
shares of GBP1.00 each             102,266          102,266           98,966
Issued on conversion of 'B' bonds        -                -            3,300

Closing balance of 102,265,699
(2001 : 102,265,699;
2000 : 102,265,699) shares
of GBP1.00 each                    102,266          102,266          102,266



                                      F23



Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)


18.  SHARE CAPITAL (continued)

Options over ordinary shares
During the year ended June 30, 2002 options over 1,411,597 shares were granted. No options were exercised during the year and none lapsed. At June 30, 2002, 4,253,363 (2001: 2,841,766; 2000: Nil) options to subscribe for ordinary shares were outstanding :

Issue date      Exercise price    June 30 2002    June 30 2001  June 30 2000
                     per share          Number          Number        Number
June 2001               410.0p       2,813,407       2,813,407             -
June 2001               405.5p          28,359          28,359             -
April 2002              335.0p          34,774               -             -
April 2002              334.5p       1,376,823               -             -

                                     4,253,363       2,841,766             -



19.  SHARE PREMIUM ACCOUNT

                                For the year     For the year     For the year
                                       ended            ended            ended
                               June 30, 2002    June 30, 2001    June 30, 2000
                                      GBP000           GBP000           GBP000
Balance brought forward                7,453            7,453                -
Premium on conversion of
'B' bonds                                  -                -            7,453

Balance carried forward                7,453            7,453            7,453



20.  CAPITAL REDEMPTION RESERVE

                               For the year     For the year     For the year
                                      ended            ended            ended
                              June 30, 2002    June 30, 2001    June 30, 2000
                                     GBP000           GBP000           GBP000
Balance brought forward
and carried forward                   3,204            3,204            3,204



21.  SHARE PURCHASE RESERVE

                              For the year     For the year     For the year
                                     ended            ended            ended
                             June 30, 2002    June 30, 2001    June 30, 2000
                                    GBP000           GBP000           GBP000

Balance brought forward
and carried forward                 92,054           92,054           92,054



                                      F24


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued)


22.  CAPITAL RESERVE

                               For the year     For the year    For the year
                                      ended            ended           ended
                              June 30, 2002    June 30, 2001   June 30, 2000
                                     GBP000           GBP000          GBP000
Realised gains brought
forward                             260,256          219,005          80,093
Realised gains on venture
fund distributions                   11,553            5,465          87,909
Transfer on disposal                  8,504           37,232          52,944
Other realised losses                     -                -             (3)
Realised gains/(losses)
on currency balances                     42            (755)           (415)
Realised exchange
gains/(losses) on sale of
fixed interest securities               361            (691)         (1,523)

Realised gains carried
forward                             280,716          260,256         219,005

Unrealised (losses)/gains
brought forward                    (51,321)           34,997          46,865
(Decrease)/increase in
unrealised gains on
venture funds                       (4,258)         (49,127)          38,451
Transfer on disposal
Increase/(decrease) in
unrealised exchange gains
on fixed interest                   (8,504)         (37,232)        (52,944)
securities                               56             (63)           2,724
Minority interest - equity               16              104            (99)

Unrealised (losses)/gains
carried forward                    (64,011)         (51,321)          34,997

Balance carried forward             216,705          208,935         254,002



23.  REVENUE RESERVE

                              For the year     For the year     For the year
                                     ended            ended            ended
                             June 30, 2002    June 30, 2001    June 30, 2000
                                    GBP000           GBP000           GBP000
Balance brought forward              2,960            2,146            1,303
Transfer (to)/from revenue account (1,555)              814              843

Balance carried forward              1,405            2,960            2,146



                                      F25

NOTES TO THE ACCOUNTS (continued)

24.  RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                 For the year    For the year   For the year
                                        ended           ended          ended
                                June 30, 2002   June 30, 2001        June 30,
                                                                        2000
                                       GBP000          GBP000         GBP000
(Deficit)/return
attributable to equity
shareholders                          (1,555)           2,655          4,729
Dividends                                   -         (1,841)        (3,886)

                                      (1,555)             814            843

Non-distributable capital
gain/(loss) for the year                7,770        (45,067)        127,044
Shares issued on conversion
of 'B' bonds                                -               -          3,300
Share premium on conversion
of 'B' bonds                                -               -          7,453

Net addition to/(reduction
of) shareholders' funds                 6,215        (44,253)        138,640
Shareholders' funds brought
forward                               416,872         461,125        322,485

Shareholders' funds carried
forward                               423,087         416,872        461,125



25.  NET ASSET VALUE PER ORDINARY SHARE

Calculation of the net asset values per share are based on Group net assets of GBP423,087,000 (2001: GBP416,872,000) and on 102,265,699 (2001: 102,265,699)
ordinary shares in issue at the year end.

The Group diluted net asset values per share assume the GBP40 million convertible bonds are converted at the balance sheet date at an exercise price of 410p into 9,756,097 new shares.

The Group diluted net asset values per share also assume that share options with a strike price lower than the undiluted net asset value per share are exercised at the balance sheet date. This results in the issue of an additional 4,253,363 ordinary shares (note 18) for consideration of GBP16,371,930.

The calculation of the diluted net asset values per share are based on Group net assets of GBP479,459,000 and on 116,275,159 ordinary shares in issue at year end. For information, as described in note 16, the conversion price of the bonds will be adjusted downwards from 410p to 399p with effect from 21 days after publication of this annual report and accounts. Had the diluted net asset value per share assumed the GBP40 million convertible bonds are converted at the balance sheet date at an exercise price of 399p into 10,025,062 new shares, it would have resulted in diluted net asset values per share of 411.1p for the Group.

The exercise price of the options granted on June 21, 2001 exceeded the basic net asset value per share at June 30, 2001. As a result diluted net asset values per share at June 30, 2001 exceeded basic net asset values per share and are therefore not dilutive. Also as the share options were first granted on June 21, 2001, they have no impact on calculations in prior years. In addition, the convertible bonds were not issued until November 2001 and therefore also have no impact on prior years calculations.



                                      F26


Schroder Ventures International Investment Trust plc

NOTES TO THE ACCOUNTS (continued


26. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                  For the year   For the year   For the year
                                         ended          ended          ended
                                 June 30, 2002        June 30,       June 30,
                                                         2001           2000
                                        GBP000         GBP000         GBP000
Net return before finance
costs and taxation                         384          3,381          5,017
Foreign exchange gains
credited to the revenue account            (3)              -              -
(Increase)/decrease in accrued
income                                   (604)            686          (632)
(Increase)/decrease in debtors            (15)             31              4
Increase/(decrease) in
creditors                                   27          (287)            330

Net cash (outflow)/inflow
from operating activities                (211)          3,811          4,719




                                      F27



NOTES TO THE ACCOUNTS (continued)

27.      ANALYSIS OF CHANGES IN NET (DEBT)/FUNDS



                 Exchange                               Cash Exchange                                   Exchange
                    gain/                           acquired    gain/                                      gain/
               At  (loss)               At      At        re   (loss)                At      At    Debt   (loss)                At
           1 July      on    Cash  30 June  1 July   Subsid-       on     Cash  30 June   1 July  Conver      on     Cash   30 June
             2001    cash    flow     2002    2000    iaries     cash     flow     2001     1999   -sion    cash     flow      2000
           GBP000  GBP000  GBP000   GBP000  GBP000    GBP000   GBP000   GBP000   GBP000   GBP000   GBP000  GBP000   GBP000   GBP000
Cash at
Bank        1,093   (104)     738    1,727      48       834    (755)      966    1,093       42        -   (415)      421       48

Short-
term
deposits    6,098     149   1,329    7,576  10,232         -        -  (4,134)    6,098   33,228        -       -  (22,996)  10,232

            7,191      45   2,067    9,303  10,280       834    (755)  (3,168)    7,191   33,270        -   (415)  (22,575)  10,280
Debt due:

Within one
year            -       -       -        -       -         -        -        -        -        -        -      -        -         -

After more
than
one year        -       - (39,152) (39,152)       -        -        -        -        -   10,753        -      -        -         -

Net         7,191      45 (37,085) (29,849)  10,280      834    (755)  (3,168)    7,191   22,517   10,753  (415)   (22,575)  10,280
(debt)
/funds



                                      F28

NOTES TO THE ACCOUNTS (continued)

28.  RELATED PARTY TRANSACTIONS

The Company has appointed Schroder Investment Management Limited ("SIM"), a wholly owned subsidiary of Schroders plc, to provide Company secretarial and administrative services. Under the terms of this agreement, SIM is entitled to receive an annual fee equal to the greater of GBP75,000 or the aggregate of (i) 0.12% per annum of the first GBP50 million of net assets, (ii) 0.06% per annum of the next GBP50 million of such net assets and (iii) 0.04% of the remaining net assets. The agreement is subject to a 4 month notice period. The total fees, including VAT, paid or payable to SIM for these services in respect of the year to June 30, 2002 were GBP246,000 (2001: GBP267,000; 2000: GBP257,000), of which
GBP126,000 (2001: GBP132,000; 2000: GBP139,000) was outstanding at the year end. In addition, SIM receives fees for the provision of taxation services to the Company. The total fees paid or payable to SIM for these services in respect of the year to June 30, 2002 was GBP22,000 (2001: Nil; 2000: Nil), all of which was outstanding at the year end.

In consideration for its management of the Company's fixed interest portfolio, Schroder Investment Management (UK) Limited receives a fee based on the average value of the Company's month-end cash and fixed interest portfolio, calculated at the rate of 0.10% per annum on the first GBP75 million of assets, 0.05% on the next GBP75 million and 0.3% thereafter, subject to a minimum fee of GBP20,000 per annum. The total fees, including VAT, paid or payable for these services in respect of the year to June 30, 2002 were GBP25,000 (2001:
GBP78,000;  2000:  GBP121,000),  of  which  GBP10,000  (2001:  GBP43,000;  2000:
GBP30,000) was outstanding at the year end.

SIM has also provided investment trust dealing services. The total cost to the Company for this service, payable to Lloyds TSB Registrars, for the year to June 30, 2002 was GBP21,000 (2001: GBP11,000; 2000: GBP2,000).

On April 22, 2002, Schroders Ventures (London) Limited, a wholly owned subsidiary of Schroder Ventures International Investment Trust plc ("SVIIT"), assigned a debt in respect of a future revenue stream of GBP1million due from Schroder Investment Management (Ireland) Limited to SVIIT for a consideration of GBP1 million.

John McLachlan and Nicholas Ferguson are members of the Advisory Committees of certain of the Schroder Ventures' and Permira funds in which the Company invests.

Nicholas Ferguson and members of his family and Andrew Williams have an interest in the Carried Interest in respect of certain Funds. Nicholas Ferguson and Andrew Williams have forgone a portion of their entitlement to Carried Interest on existing Funds and any entitlement they may have to Carried Interest on future Schroder Ventures or Permira funds in return for share options granted by the Company under the Executive Share Option Plan. Nicholas Ferguson and Andrew Williams also participate in the Schroder Ventures Co-Investment Scheme and Schroder Ventures Investment Limited.



29.  RISK

The following disclosures relating to the risks faced by the Company are provided in accordance with Financial Reporting Standard 13, "Derivatives and other financial instruments disclosures".

Financial instruments and risk profile
The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Schroder Ventures or Permira. These investments are typically illiquid. In addition, the Company holds treasury bills, cash and short-term deposits and various

                                      F29

NOTES TO THE ACCOUNTS (continued)


items such as debtors and creditors that arise directly from its operations. These financial instruments held by the Company are generally liquid.

                                      F30

NOTES TO THE ACCOUNTS (continued)


29.  RISK (continued)

The holding of securities, investing activities and associated financing undertaken pursuant to this objective involves certain inherent risks. Events may occur that would result in either a reduction in the Company's net assets or a reduction of revenue profits available for dividend.

As an investment trust the Company invests in securities for the long term. The Company has not taken out any derivatives contracts to date.

Currency risk

The Company is exposed to currency risk directly since the majority of its assets and liabilities are denominated in foreign currency and their sterling value can be significantly affected by movements in foreign exchange rates. The Company does not normally hedge against foreign currency movements affecting the value of its investments, but takes account of this risk when making investment decisions.

Interest rate risk

The Company's revenue will be affected by changes in prevailing interest rates since the majority of its income derives from treasury bills and bank deposit interest. The effect of interest rate changes on the valuation of investments forms part of valuation risk, which is considered separately below.


Financial assets of the Group

                                  Floating    Fixed    Non-interest     Total
                                      Rate     rate         bearing
                                    GBP000   GBP000          GBP000    GBP000
  Currency denomination of
  assets at June 30, 2002:
  Sterling                            5,896    7,884          18,544    32,324
  Euro                                3,274   14,457         270,532   288,263
  US dollar                             128    8,659          94,172   102,959
  Japanese yen                            -        -          17,058    17,058
  Canadian dollar                         5        -          26,065    26,070
                                      9,303   31,000         426,371   466,674

  Currency denomination of
  assets at June 30, 2001:

  Sterling                            6,940    2,222          19,825    28,987
  Euro                                   17   12,300         229,008   241,325
  US dollar                             229   10,331          87,720    98,280
  Japanese yen                            -        -          21,700    21,700
  Canadian dollar                         5        -          31,710    31,715
                                      7,191   24,853         389,963   422,007


                                       F31

NOTES TO THE ACCOUNTS (continued)

29.     RISK (continued)

The floating rate assets consist of short-term deposits. The non-interest bearing assets represent the venture fund portfolio. The fixed rate assets comprise treasury bills, net of outstanding redemptions but excluding other short term debtors and creditors, and can be further analysed as follows:

Fixed rate financial assets

                            June 30, 2002                  June 30, 2001
                       Weighted      Weighted           Weighted      Weighted
                        average       average            average       average
                       interest     period on           interest     period on
                           rate    which rate               rate    which rate
                                     is based                         is based

  Euro                    3.00%       30 days              4.26%       58 days
  US dollars              1.50%       23 days              3.43%       68 days
  Sterling                3.16%       24 days              4.56%       45 days


Financial liabilities of the Group

The Company issued GBP40 million nominal of 10 year 4.5% subordinated convertible bonds in November 2001. The Company does not have any other borrowings at year end, although it does have in place a loan facility of euro225 million with the Royal Bank of Scotland plc.

The main risk arising from the Company's financial instruments is valuation risk. The Board reviews and agrees policy for managing this risk as summarised below. This policy has remained substantially unchanged since the launch of the Company.

Valuation risk

The Company's exposure to valuation risk comprises mainly movements in the value of its underlying investments. A breakdown of the venture fund portfolio is given in note 13 (and a detailed analysis of the twenty largest underlying companies is given in the June 30, 2002 Report and Accounts). In accordance with the Company's accounting policies, all underlying investments are valued by the directors in accordance with the current guidelines issued by the British Venture Capital Association ("BVCA"), adopting the overriding BVCA principle that the value should be a fair one. The Company des not hedge against movements in the value of these investments. Uncertainty arises as a result of future changes in the valuation of the Company's underlying investments, the majority of which are unquoted, and the effect changes in exchange rates may have in the sterling value of these investments. Development Stage Equity Investments and Early Stage Equity Investments, by their nature, involve uncertainty as to the ultimate value likely to be realised on the disposal of those investments, particularly as their unquoted nature means that a ready market may not exist for them.

The Company's sensitivity to valuation risk will be affected by changes in levels of borrowing and liquidity, as approved by the Board. At June 30, 2002, a 10% movement in the valuation of the Group's venture fund portfolio would have resulted in a 11% change in net asset value per share.

The directors believe that the diversified nature of the Company's portfolio and the number of underlying investments in the Funds significantly reduces the risks normally associated with making investments in the buy-out and development capital markets.

                                      F32

NOTES TO THE ACCOUNTS (continued)

29.     RISK (continued)

Holding risk

In certain circumstances, SVIIT may wish to transfer its holdings in particular Funds. In a majority of the Funds in which SVIIT will invest, the general partner, trustee or manager has the ultimate right, similar to that exercisable by a board of a private Company, to refuse to register the transfer of an interest. While SVIIT has no reason to believe that any request for the transfer of an interest would be refused, it is of course conceivable that the general partner's trustee's or manager's overriding fiduciary duty could result in its refusing to register a particular transfer proposed by the Company.

If as a consequence of a failure to pay a call, the Company is treated as a defaulting investor under the relevant Fund, it will suffer a resultant dilution in interest and possibly the compulsory sale of its interest.

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The group's consolidated accounts are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ from United States generally accepted accounting principles ("US GAAP"). The significant differences applicable to the Group are summarised below:

Dividends

Under UK GAAP, dividends are provided for in the year in respect of which they are proposed or declared. Under US GAAP, dividends are only provided in the period in which they are declared.

Unamortised issue and listing costs

Under UK GAAP, unamortised issue costs can be disclosed net against the liability that they relate to. Under US GAAP, unamortised costs are shown as an asset.

The following is a summary of the significant adjustments to shareholders' funds which would be required if US GAAP were to be applied instead of UK
GAAP:

Shareholders' funds

                                                       Year ended June 30
                                                     2002      2001      2000
                                                   GBP000    GBP000    GBP000
  Shareholders' funds as reported in
  the consolidated balance sheet
  under UK GAAP                                    423,087   416,872   461,125

  Adjustments:

  Current liabilities - Proposed dividend                -     1,841     3,886

  Shareholders' equity as adjusted                 423,087   418,713   465,011
  to accord with US GAAP


                                      F33

NOTES TO THE ACCOUNTS (continued)

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Consolidated statement of cash flows

The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP but they differ with regard to the classification of items within them and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends, management of liquid resources and financing. US GAAP require only three categories of cash flow activity to be reported; operating, investing and financing. Cash flows from taxation and returns on investments and servicing shown under UK GAAP would, with the exception of dividends paid to minority shareholders, be included within operating activities under US GAAP. The payment of dividends would be included within financing activities under US GAAP. Capital expenditure, financial investments and acquisitions are included within investing activities under US GAAP.

The categories of cash flows under US GAAP can be summarised as follows:


                                                     Year ended June 30
                                                     2002      2001       2000
                                                   GBP000    GBP000     GBP000

  Cash (outflow)/inflow from                        (878)     2,726      4,602
  operating activities
  Cash (outflow)/inflow on                       (34,539)     (878)   (25,690)
  investing activities
  Cash inflow/(outflow) from                       37,484   (4,182)    (1,487)
  financing activities

  Increase/(decrease) in cash and                   2,067   (2,334)   (22,575)
  cash equivalents
  Exchange gain/(loss) on cash balances                45     (755)      (415)
  Cash and cash equivalents:
  At July 1                                         7,191    10,280     33,270
  At June 30                                        9,303     7,191     10,280


                                      F34

Exhibit 2.1 Registrar and Paying Agency Agreement, dated November 21, 2001, between the Company, The Law Debenture Trust Corporation p.l.c. and J.P. Morgan Chase Bank.


THIS AGREEMENT is made on 21st November, 2001 BETWEEN:

(1) SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc whose registered office is at 31 Gresham Street, London EC2V 7QA (the "Issuer");

(2) THE LAW DEBENTURE TRUST CORPORATION p.l.c. whose registered office is at Fifth floor, 100 Wood Street, London EC2V 7EX (the "Trustee", which expression shall include any other trustee for the time being of the Trust Deed referred to below); and

(3) JPMORGAN CHASE BANK acting through its office at Trinity Tower, 9 Thomas Street, London E1W 1YT as registrar, conversion agent transfer agent and paying agent (the "Registrar", which expression shall, wherever the context so admits include any successor registrar, conversion agent, transfer agent or paying agent for the time being so appointed).

WHEREAS:

(A)  The  Issuer  proposes  to  issue  up  to   GBP40,000,000   41/2  per  cent.
     Subordinated Convertible Bonds due 2011 (the "Bonds") convertible into ordinary shares in the Issuer ("Ordinary Shares").

(B) The Bonds will be issued in registered form in amounts of GBP100,000 or integral multiples thereof without Coupons attached.

(C) The Bonds will be constituted by a trust deed dated 21st November, 2001 and made between the Issuer and the Trustee (the "Trust Deed") and are issued subject to the conditions (the "Conditions") contained in the second schedule to the Trust Deed.


IT IS AGREED as follows:

1.     DEFINITIONS

Terms defined or construed in the Conditions or the Trust Deed shall, unless the context otherwise requires, have the same meanings when used herein. Reference herein to amounts payable in respect of the Bonds shall include all redemption moneys, net proceeds of sale of Relevant Bonds pursuant to Condition 13.5 and/or interest expressed to be payable in respect thereof pursuant to the Conditions.


  "Business Day"         means any day (other than a Saturday or a Sunday) on
                         which commercial banks and foreign exchange markets are open for business in London;

  "Conversion Notice"    means a notice of conversion substantially in the
                         form for the time being current and which shall initially be in the form appearing in Schedule 1;

References in this Agreement to Clauses and Schedules shall be construed as references to the Clauses of and Schedules to this Agreement.

2.     APPOINTMENT

     Upon and subject to the terms of this Agreement, the Issuer hereby appoints the Registrar as its registrar, conversion agent, transfer agent and paying agent in respect of the Bonds in accordance with the Trust Deed and the Conditions, at its office specified above, and the Registrar hereby accepts such appointment. Except in Clause 17 and elsewhere where the context otherwise requires, references hereafter in this Agreement to the Registrar are to it acting solely through such specified office.

3.     ISSUE OF BONDS

3.1 The Issuer authorises and instructs the Registrar to complete and issue or cause to be issued the Bonds and any Bonds to be issued from time to time in replacement of any lost, stolen or destroyed, mutilated or defaced Bonds in accordance with Clause 9.

4.     PAYMENT

4.1 The Issuer will by 11.00 a.m. London time on each date on which any payment in respect of the Bonds becomes due, transfer to the Registrar such amount as may be required for the purposes of such payment. The Issuer shall confirm to the Registrar not later than 11.00 a.m. London time on the second Business Day immediately prior to the due date for any such payment that such transfer will be made. In this Clause, the date on which a payment in respect of the Bonds becomes due means the first date on which the holder of a Bond could claim the relevant payment under the Conditions.

4.2 The Registrar will forthwith notify by facsimile transmission the Trustee and the Issuer if it has not by the due date for any payment due in respect of the Bonds received the full amount so payable on such date or it has not on the relevant Business Day received the confirmation from the Issuer referred to in Clause 4.1.

4.3 The Registrar will, subject to and in accordance with the Conditions (and subject to receipt of the relevant funds from the Company), pay or cause to be paid on behalf of the Issuer on and after each due date therefor the amounts due in respect of the Bonds. Subject as aforesaid, the Registrar shall make payment in respect of each Bond in accordance with the Conditions to the registered holder thereof.

4.4 If the Registrar has not received by the due date for any payment in respect of the Bonds the full amount payable on such date but receives such full amount later it will forthwith:-

     (A)   so notify the Trustee; and

     (B) upon request by the Trustee give notice to the Bondholders in accordance with the Conditions that it has received such full amount.

4.5 All sums payable to the Registrar hereunder will be paid in pounds sterling in immediately available funds to such account and with such bank in London as the Registrar may from time to time notify to the Issuer.

4.6 The Registrar may deal with moneys paid to it under this Agreement in the same manner as other moneys paid to it as a banker by its customers except that (1) it may not exercise any lien, right of set-off or similar claim in respect of them and (2) it shall not be liable to any person for interest on any sums held by it under this Agreement.

4.7 Payment of only part of the amount payable in respect of a Bond may only be made at the direction of the Trustee (except as a result of deduction of tax as permitted by the Conditions) and, if it is made, the Registrar to whom the Bond is presented shall procure that such Bond is endorsed with a memorandum of the amount paid and the date of payment.

4.8 All payments to be made by the Registrar hereunder shall be made without charging any commission or fee to the Bondholders.

4.9 The Registrar will supply to the Issuer within one month after each date on which any payment in respect of the Bonds is due (or, as the case may be, after any later date upon which the relevant payment has been made in full as contemplated by Clause 4.3) a list of all Bonds, if any, in relation to which any tax or other duty, assessment or governmental charge is to be deducted or withheld specifying the amounts of the relevant deductions or withholdings. The Issuer will pay to the relevant tax authorities any such tax, duty, assessment or charge which has been so deducted or withheld. The Registrar will supply to the Issuer such other information or copy documents relating to such deductions or withholdings as the Issuer may reasonably request and will, so far as reasonably practicable, provide any information or copy documents referred to in this Clause 4.9 to the Issuer within such period as will enable the Issuer to comply with any relevant statutory requirement provided that if such period is less than one month the Issuer shall notify the Registrar of the length of such period.

5.     REPAYMENT

     Forthwith upon any Bond being deposited with the Registrar upon the exercise of a Conversion Right or being redeemed by the Issuer or being purchased and cancelled, before the final date for redemption or any claim for the payment of principal or interest becoming prescribed pursuant to the Conditions, the Registrar shall repay to the Issuer any amount held by the Registrar in respect of such Bond (or such claim as the case may be). Notwithstanding the foregoing, the Registrar shall not be obliged to make any repayment to the Issuer so long as any amounts which under this Agreement should have been paid to or to the order of the Registrar by the Issuer shall remain unpaid. The Registrar shall not, however, be otherwise required or entitled to repay any sums received by it under this Agreement.

6.     CONVERSION

6.1 Promptly upon request from time to time, the Issuer will provide the Registrar with copies of the form of Conversion Notice for the time being current.

6.2 Subject as provided herein and in the Conditions, Bondholders may exercise Conversion Rights by delivering to the specified office of the Registrar during its usual business hours, a duly completed and signed Conversion Notice (the form of which shall be furnished upon request to any Bondholder by the Registrar and which shall contain a statement that Ordinary Shares will not be available for issue (a) to, or to a nominee for, Euroclear, Clearstream, Luxembourg or any other person providing a clearance service within Section 96 of the Finance Act 1986 of the United Kingdom or (b) to a person, or nominee or agent for a person, whose business is or includes issuing depositary receipts within Section 93 of the Finance Act 1986 of the United Kingdom) in each case, at any time prior to the "abolition day" as defined in Section 111(l) of the Finance Act 1990 of the United Kingdom) and the Registrar shall:

     (A) accept delivery on behalf of the Issuer of such duly completed and signed Conversion Notice;


    (B) check (provided that the Issuer has provided all relevant information to enable it to do so) that the exercise of the Conversion Right covered by the Conversion Notice in question would not result in the person acquiring the Ordinary Shares on conversion becoming obliged to make an offer for the Issuer under Rule 9 of the City Code on Takeovers and Mergers; and

     (C) require, as a condition precedent to an exercise of Conversion Rights by or on behalf of a Bondholder (i) compliance by the Bondholder with any applicable fiscal or other laws or regulations as provided in the Conditions, and (ii) that such Bondholder pays
             (a) all taxes and, capital, stamp, issue and registration duties (if any) arising on conversion in respect thereof (other than any capital, stamp, issue and registration duties payable in the United Kingdom by the Issuer in respect of the allotment and issue of Ordinary Shares on such conversion) and (b) all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond in connection with such conversion provided that no other charge shall be made and in particular no charges in respect of the despatch of certificates for Ordinary Shares (if any) to the person(s) entitled thereto (unless, at the request of the person(s) entitled thereto, they are to be sent otherwise than by ordinary mail, uninsured and at the risk of such person(s)).

6.3          (A)     Upon the conditions referred to in Clause 6.2 being
                     fulfilled, the relevant Conversion Notice shall be completed, and held subject to Clause 6.2, by the Registrar; and

             (B) If the condition in Clause 6.2(C) shall not be satisfied then the Registrar shall promptly so notify the Issuer and the Bondholder in question and return such Bonds as shall have been delivered pursuant to Clause 6.2 by uninsured ordinary mail to the address of the Bondholder in question as set out in the Conversion Notice and the Conversion Notice in question shall be of no effect.

6.4 Immediately upon the conditions being fulfilled in accordance with Clause 6.2, the Registrar shall:

     (A)     notify the Issuer of:

             (i) the principal amount of any Bond being converted (or where only part of such principal amount is required to be converted, that part of such principal amount) and, in either case, the name and address of such Bondholder;

            (ii)     the Conversion Date in respect of such conversion;

           (iii) the number of Ordinary Shares to be issued and the Conversion Price;

            (iv) the name(s) and address(es) of the person(s) in whose name(s) the Ordinary Shares are to be registered showing against each such name the number of Ordinary Shares to be registered in that person's name and the address to which the certificates for Ordinary Shares (if any) are to be despatched in accordance with the Conversion Notice; and

             (v) confirmation that an indemnity (and security if applicable) has been obtained where appropriate;

     (B) despatch as soon as practicable and in any event within five days after satisfaction by the Bondholder of all conditions precedent to conversion to the Issuer the Conversion Notice duly completed pursuant to Clause 6.3(A) and documentation relating to any indemnity.

6.5 The Issuer shall, whenever there is an adjustment to the Conversion Price pursuant to the Conditions, forthwith advise the Registrar of both the previous and the new Conversion Price (with a brief statement of the facts requiring such adjustment) and the date as from which the new Conversion Price has become or will become effective.

6.6 The Issuer undertakes to comply with the Conditions with respect to conversion of the Bonds and (where so required in accordance with the Conditions) to cause certificates for Ordinary Shares to be delivered in satisfaction of Conversion Rights in accordance with the provisions hereof and the Conditions.

6.7 Each Conversion Notice and each facsimile transmission sent in respect of a Conversion Notice pursuant to the foregoing provisions of this Clause by the Registrar shall indicate the identification code "REG" and shall bear the lowest number previously unused by the Registrar in the sequence of whole numerals starting from one and continuing in uninterrupted sequence upwards, for identification. All confirmatory or subsequent communications (regardless of the identity of the sender or the recipient thereof) with regard to such Conversion Notice shall bear the same identifying serial number as well as the identification code of the Registrar.


7.     TRUSTEE

7.1 At any time after an Event of Default or a Potential Event of Default has occurred, the Trustee may:

     (A) by notice in writing to the Issuer and the Registrar, require the Registrar, until notified by the Trustee to the contrary, so far as permitted by any applicable law:-

             (i) to act thereafter as Registrar of the Trustee in relation to payments to be made by or on behalf of the Trustee under the provisions of the Trust Deed mutatis mutandis on the terms of this Agreement (save that the Trustee's liability under any provision hereof for the indemnification or out-of-pocket expenses of the Registrar shall be limited to the amounts for the time being held by the Trustee on the trusts of the Trust Deed relating to the Bonds and available for this purpose) and thereafter to hold all Bonds and all sums, documents and records held by them in respect of Bonds to the order of the Trustee; or

            (ii) to deliver all Bonds and all moneys, documents and records held by them in respect of Bonds to the Trustee or as the Trustee directs in such notice provided that such notice shall be deemed not to apply to any documents or records which the Registrar is obliged not to release by any law or regulation; and/or

     (B) by notice in writing to the Issuer, require the Issuer to make all subsequent payments in respect of the Bonds to or to the order of the Trustee and not to the Registrar.

7.2 The Issuer shall forthwith notify the Registrar of any change in the person or persons comprising the Trustee.

8.   CANCELLATION, DESTRUCTION AND RECORDS

8.1 The Registrar shall cancel all those Bonds that have been (i) redeemed or converted, (ii) purchased by or on behalf of the Issuer or any Subsidiary of the Issuer or any person acting in concert with them and surrendered for cancellation or (iii) which, being mutilated or defaced, have been surrendered and replaced pursuant to the Conditions and a certificate stating:

     (A) the aggregate principal amount of Bonds which have been redeemed or converted;


     (B)     the serial numbers of such Bonds in definitive form;

     (C) the aggregate amount of interest paid (and the due dates of such payments) on the Bonds;

     (D) the aggregate principal amount of Bonds (if any) which have been purchased by or on behalf of the Issuer or any Subsidiary of the Issuer or any person acting in concert with them and cancelled and the serial numbers of such Bonds in definitive form; and

     (E) the aggregate principal amounts of Bonds which have been so exchanged or surrendered and replaced and the serial numbers of such Securities in definitive form;

     shall be given to the Trustee and the Issuer by the Registrar as soon as possible and in any event within four months after the date of such redemption, purchase, payment, exchange or replacement (as the case may be). The Trustee may accept such certificate as conclusive evidence of redemption, purchase, exchange or replacement pro tanto of the Bonds or payment of interest thereon and of cancellation of the relative Bonds.

8.2 The Registrar shall keep a full and complete record of all Bonds and of their redemption, conversion, purchase by or on behalf of the Issuer or any Subsidiary of the Issuer, or any person acting in concert with them, cancellation, payment or exchange (as the case may be) and of all replacement Bonds issued in substitution for lost, stolen, mutilated, defaced or destroyed Bonds and shall make such records available to the Trustee at all reasonable times.

8.3 Unless otherwise previously instructed by the Issuer and subject to Clause 7 the Registrar shall within 3 months of the delivery of the certificate to the Issuer and the Trustee pursuant to sub-clause 8.1 destroy the cancelled Bonds (if any) in its possession and furnish each of the Issuer and the Trustee with a destruction certificate which shall list the serial numbers and denominations of the Bonds in numerical sequence.

9.   ISSUE OF REPLACEMENT BONDS AND COUPONS

9.1 The Registrar shall, subject to and in accordance with the Conditions and the provisions of this Clause and Clause 8 above, issue any replacement Bonds in place of Bonds which have been lost, stolen, mutilated, defaced or destroyed.


9.2 The Registrar shall not issue any replacement Bonds except subject to applicable laws and stock exchange requirements and unless and until the applicant therefor shall have:

     (A) paid such expenses, taxes and duties (including the fees and costs of the Registrar) as may be incurred in connection therewith;

     (B)     (in the case of a lost, stolen, mutilated, defaced or destroyed
             Bond) furnished the Registrar with such evidence (including evidence as to the serial number of the Bond in question) and such indemnity as the Issuer may reasonably require in respect thereof; and

     (C) surrendered to the Registrar any mutilated or defaced Bond to be replaced.

9.3 The Registrar shall, on the issue of any replacement Bond, forthwith inform the Issuer and the Trustee of the serial number of such replacement Bond issued and the serial number of the Bond in place of which such replacement Bond has been issued.

9.4 Whenever any Bond alleged to have been lost, stolen or destroyed in replacement for which a new Bond has been issued shall be presented to the Registrar for redemption, payment or conversion the Registrar shall immediately send notice thereof to the Issuer and the Trustee. The Registrar shall, after consultation with the Issuer take appropriate steps (subject to being indemnified to its reasonable satisfaction as to cost) to recover the amount covered by the indemnity with respect to such allegedly lost, stolen or destroyed Bond and upon the recovery thereof shall (subject as aforesaid) forthwith account to the Issuer for the amount so collected.

10.  NOTICES IN RESPECT OF THE BONDS

10.1 On behalf of and at the expense of the Issuer, the Registrar shall arrange for the publication of all notices (in a form approved by the Issuer and the Trustee) required to be given to Bondholders in accordance with the Conditions.

10.2 The Registrar shall promptly send to the Issuer and the Trustee four copies of the form of every notice given to Bondholders in accordance with the Conditions.


11.  DUTIES OF THE REGISTRAR

11.1 The Registrar shall, in accordance with the Conditions and the Articles of Association of the Issuer, so long as any Bond is outstanding perform the usual and normal duties of a Registrar in respect of the Bonds and, without limitation, shall:-

     (A) maintain at its specified office in London a register (the "Register") of the holders of the Bonds which shall show (1) the amounts and serial numbers of the Bonds, (2) the dates of issue of all Bonds, (3) all subsequent transfers, conversions and changes of ownership thereof, (4) the names and addresses of the holders of the Bonds, (5) all cancellations of Bonds, whether by reason of their purchase, replacement, redemption, conversion or otherwise, and (6) all the serial numbers of replacements of Bonds (subject, where appropriate, in the case of (5) above, to notification thereof to the Registrar as provided herein). The Trustee and the holders of the Bonds or any of them and any person authorised by it or any of them may at all reasonable times during office hours inspect the register and take copies of or extracts from it. The register may be closed by the Issuer for such periods and at such times (not exceeding in total 30 days in any one year) as it may think fit;

     (B) make available for inspection by the Bondholders at its specific office, the Trust Deed, the Registrar and Paying Agency Agreement, and the then latest audited balance sheets and profit and loss accounts (consolidated if applicable) of the Issuer;

     (C)     register and effect all transfers of Bonds;

     (D) receive any document in relation to, or affecting the title to, any of the Bonds including all forms of transfer, Conversion Notices, probates, letters of administration and powers of attorney;

     (E) make mailing addresses available for dispatch of company communications to the Bondholders;

     (F) (if applicable) receive, register and act upon Bondholders' interest payment and conversion instructions;

     (G) (if applicable) prepare and despatch up to two interest or other distributions per year in respect of each holding;


     (H) deal (to the extent that the Registrar considers itself competent) with routine correspondence with Bondholders, their agents, the London Stock Exchange, CRESTCo Limited and the Registrar of Companies;

     (I) prepare, seal and despatch certificates upon registration of transfers, where necessary, and also dealing with the issue of duplicate certificates in the place of certificates alleged to be lost or destroyed;

     (J)     arrange for proofing and printing of stationery for the above;

     (K) notify the Issuer upon receipt by the Registrar of certain categories of transfers previously specified and agreed in writing between the Issuer and the Registrar;

     (L) liaise with the Issuer and the registrar of the Ordinary Shares in respect of conversions of Bonds or the exercise of subscription rights and administer the repayment, redemption or purchase of Bonds;

     (M) maintain proper records of the details of all documents as aforesaid received by it and maintain records of such other information as the Issuer may reasonably request from it in writing so as to enable the Issuer to comply with any applicable statutory requirements;

     (N) prepare all such lists of holders of the Bonds as may be required by the Issuer, the Trustee or any person authorised by either of them;

     (O) subject to local laws and regulations at all reasonable times during office hours make the Register and any other documents required by the Conditions to be available for inspection available to the Issuer and the Trustee, or any person authorised by either of them or any holder of a Bond for inspection and, at the expense of such person, for the taking of copies thereof or extracts therefrom;

     (P) comply with the proper and reasonable requests of the Issuer and the Trustee with respect to the maintenance of the Register and give to the Trustee such information with respect thereto as may be reasonably required by them for the proper performance of its respective duties under this Agreement and the Trust Deed;


     (Q) forthwith, and in any event within seven London Business Days (or such longer period as may be required to comply with any applicable fiscal or other regulations) of receipt of the request for transfer of Bonds in the form approved (for the time being) by the Trustee issue, upon receipt by it of Bonds for transfer, duly dated and completed Bonds in the name of the registered holders thereof and deliver such Bonds by uninsured mail at its specified office or (at the risk of such registered holders and in accordance with the Conditions) send such Bonds to such address as the registered holders may specify in the relevant request for transfer; and

     (R) not effect any such exchange or transfer as is referred to in this Clause unless the requirements of Conditions 13.2 and 13.3 are fulfilled.

11.2 The Registrar shall maintain in safe custody all Bonds delivered to it by the Issuer hereunder and shall ensure that Bonds are issued only in accordance with the Trust Deed, the Conditions and the provisions of this Agreement.

12.  REGULATIONS FOR TRANSFERS OF BONDS

12.1 Subject as provided below, the Issuer may from time to time agree with the Trustee and the Registrar reasonable regulations to apply in addition to the Conditions to govern the conversion, transfer and registration of Bonds. The initial regulations, which shall apply until amended in accordance with the Trust Deed, are set forth in Schedule 2. The Registrar agrees to comply with such regulations as amended from time to time.

12.2 The Issuer shall as soon as reasonably practicable at the request of the Registrar cause a sufficient quantity of additional blank Bonds to be available, upon request, to the Registrar to effect transfers of Bonds.

13.  DOCUMENTS AND FORMS

     The Registrar shall be responsible for printing:-

     (A) such quantity of blank Bonds as the Registrar may reasonably require to enable the Registrar to despatch Bonds in amounts of GBP100,000 or integral multiples thereof to the persons entitled thereto, provided that such Bonds shall only be despatched to those persons who have delivered to, or to the order of, the Issuer a certificate substantially in the form set out in Schedule
             3 hereto;


     (B) sufficient copies of all documents required by the Conditions to be obtainable or available for inspection at the specified office of the Registrar who will procure that such copies of documents which are so obtainable shall be available at its specified office for examination by Bondholders and that copies thereof will be furnished to Bondholders upon request; and

     (C) in the event of a meeting of Bondholders being called, proxy forms together with instructions from the Issuer approved by the Trustee as to the manner of completing, dealing with and recording the issue of such forms.

14.  INDEMNITIES

14.1 The Issuer shall indemnify the Registrar against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all costs, charges and expenses paid or incurred in disputing or defending the foregoing) which it may incur or which may be made against it as a result of or in connection with its appointment or the exercise of its powers and performance of its duties hereunder (including, without prejudice to the generality of the foregoing, any liability in respect of payment of a cheque drawn by the Registrar where such cheque is collected or sued upon or an attempt at collection is made after the amount in respect of which it is paid shall have been returned to the Issuer pursuant to Clause 4.1), except for such as may result from the breach by it of the terms of this Agreement or from its own wilful default, negligence or bad faith or that of its officers, employees or agents.

14.2 The Registrar shall indemnify the Issuer against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all costs, charges and expenses paid or incurred in disputing or defending the foregoing) which the Issuer may incur or which may be made against either of them as a result of the breach by the Registrar of the terms of this Agreement or its wilful default, negligence or bad faith or that of its officers, employees, or agents.

15.  GENERAL

15.1 In the event of a meeting of Bondholders, the Registrar shall act as provided in the Conditions and the Trust Deed.

15.2 Subject as otherwise provided herein, the Registrar shall act solely for and as agent of the Issuer and shall not have any obligations towards or relationship of agency or trust for any Bondholder and shall be responsible only for the performance of the duties and obligations expressly imposed upon it herein.


15.3 The Registrar shall not exercise any right of set-off or lien against the Issuer, the Trustee or the holder of any Bond in respect of any moneys payable to or by it under the terms of this Agreement.

15.4 The Registrar shall be protected and shall incur no liability for or in respect of any action taken, omitted or suffered by it in reliance upon any instruction, request or order from the Issuer or in reliance upon any Bond, notice, resolution, direction, consent, certificate, affidavit, statement or other paper or document reasonably believed by it to be genuine and to have been delivered, signed or sent by the proper party or parties.

15.5 Neither the Registrar, nor its officers, directors and employees shall be precluded from acquiring, holding or dealing with any Bond or from engaging or being interested in any contract or other financial or other transaction with the Issuer or any of its subsidiaries or from acting on, or as depositary, trustee or agent for, any committee or body of Bondholders or other obligations of the Issuer or any of its subsidiaries as freely as if it were not the Registrar hereunder and in no event whatsoever shall the Registrar be liable to account to the Issuer or any Bondholder for any profit made or fees or commissions received in connection therewith.

16.  CHANGES IN REGISTRAR

16.1 The Issuer may at any time with the prior written consent of the Trustee (such consent not to be unreasonably withheld or delayed):-

     (A)     appoint another Registrar; and/or

     (B) vary or terminate the appointment of the Registrar by giving to the Registrar whose appointment is to be varied or terminated not less than 60 days' written notice to that effect, which notice shall expire not less than 30 days before or after any due date for any payment in respect of Bonds provided that termination may take immediate effect in case of insolvency of the Registrar,

     Provided that, subject to Clause 16.3(D), there will at all times be a Registrar with a specified office in the United Kingdom or such other place as the Trustee may approve.


16.2 Subject to Clause 16.3 and the prior written consent of the Trustee (such consent not to be unreasonably withheld or delayed), the Registrar may resign its appointment hereunder at any time by giving to the Issuer and the Trustee not less than 60 days' written notice to that effect, which notice shall expire not less than 30 days before or after any due date for any payment in respect of Bonds.

16.3 Notwithstanding the foregoing sub-clauses:

     (A) no resignation by or (subject to Clause 16.3(D)) termination of the appointment of the Registrar shall take effect until a replacement Registrar approved by the Trustee has been appointed on terms approved in writing by the Trustee (such approval, in either case, not to be unreasonably withheld or delayed). If however ten days before the expiry of the notice period referred to in Clause 16.2 above the Issuer has not appointed a replacement Registrar, the resigning Registrar may select a replacement Registrar which shall be a bank of international reputation with experience of performing such a role and which upon the expiry of the aforementioned notice period (but only if the Trustee approves such selection) the Issuer shall appoint as Registrar unless in the meantime the Issuer shall have appointed a replacement Registrar approved by the Trustee as aforesaid;

     (B) no resignation by, or subject to Clause 16.3(D), termination of the appointment of, the Registrar shall take effect if as a result of such resignation or termination the proviso to Clause 16.1 would not be satisfied;

     (C) no appointment or termination of the appointment of the Registrar shall take effect unless and until notice thereof shall have been given to the Bondholders where required by, and in accordance with, the Conditions; and

     (D) notwithstanding any other provision of this Clause 16, the appointment of the Registrar shall forthwith terminate if the Registrar becomes incapable of acting, is adjudged bankrupt or insolvent, files a voluntary petition in bankruptcy, makes an assignment for the benefit of its creditors, consents to the appointment of (or there is appointed) a receiver, administrator or other similar official of all or a substantial part of its property or assets or admits in writing its inability to pay or meet its debts as they mature or suspends payment thereof, or if a resolution is passed or an order made for the winding up or dissolution of the Registrar or any analogous event under any applicable law.


16.4 If the appointment of the Registrar hereunder terminates, the Registrar shall, on the date on which such termination takes effect, pay to the successor Registrar any amount held by it for payment in respect of Bonds and pay to the Issuer any amounts held by it due to the Issuer and shall deliver to the successor Registrar all records maintained by it concerning the Bonds and all Conversion Notices and Bonds held by it.

16.5 Upon the execution by the Issuer, the Trustee and any successor Registrar of an instrument effecting the appointment of such successor Registrar, such successor Registrar shall, without any further act, deed or conveyance, become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of such predecessor with like effect as if originally named as Registrar herein and such predecessor, upon payment to it of the pro rata proportion of its annual administration fee and disbursements then unpaid, shall thereupon become obliged to transfer, deliver and pay over, and such successor Registrar shall be entitled to receive, all moneys, records, Bonds and Conversion Notices held by such predecessor as Registrar hereunder.

16.6 Any corporation into which the Registrar may be merged, or any corporation with which the Registrar may be consolidated, shall on the date when such merger or consolidation becomes effective, and to the extent permitted by applicable law, become the successor Registrar under this Agreement without the execution or filing of any paper or any further act on the part of the parties hereto, unless otherwise required by the Issuer or the Trustee, and after the said effective date all references in this Agreement to the Registrar shall be deemed to be references to such corporation. Notice of any such merger or consolidation shall forthwith be given to the Issuer and the Trustee.

16.7 The Issuer shall, not less than 21 nor more than 30 days prior to the termination of the appointment of the Registrar, the appointment of a new Registrar or the resignation of the Registrar taking effect, give to the Bondholders notice thereof in accordance with Condition 12.1.

16.8 If the Registrar shall determine to change its specified office it shall give to the Issuer and the Trustee written notice of such determination giving the address of the new specified office and stating the date on which such change is to take effect, which date shall not be less than 75 days after the date of such notice if such change would result in the proviso to Clause 16.1 not being satisfied, provided that no such notice shall take effect within the period of 30 days before or after any due date for any payment in respect of Bonds. The Issuer shall within 30 days after receipt of such notice (unless the appointment is to terminate pursuant to clauses 16.1, 15.2 or 15.3 on or prior to the date of such change) at the expense of the Registrar give to the Bondholders notice in accordance with the Conditions of such change and of the address of the new specified office.


17.  CONFIDENTIALITY

     Any information regarding the Issuer's register of Bondholders or otherwise relating to their affairs, which may be acquired by the Registrar, in connection with the performance of its duties as registrar, paying agent, transfer agent or conversion agent, will be treated by it as secret and confidential and will not be disclosed by it except:

     (A) to employees, agents and sub-contractors instructed by the Registrar in connection with the proper performance of its services as Registrar and who require such information for the performance of their duties; or

     (B) as may be required by law or by a competent regulatory or government authority; or

     (C)     with the consent of the Issuer; or

     (D) insofar as the information shall have become known to the Registrar other than in its capacity as Registrar, or as it shall have entered the public domain, other than as a result of a breach of this Agreement by the Registrar.

18.  FEES AND EXPENSES

     The Issuer shall pay to the Registrar such commissions in respect of its services as Registrar under this Agreement as shall be agreed between the Issuer and the Registrar.

19.  NOTICES AND COMMUNICATIONS

19.1 Any notice, demand, certificate or other document required to be given, made or served hereunder to any of the parties hereto shall be in the English language and shall be given, made or served by hand-delivering the same or by sending the same by facsimile copier or other instantaneous electronic method of written communication as follows:


    The Issuer:       Schroder Ventures International Investment Trust plc
                      31 Gresham Street
                      London
                      EC2V 7QA
    Fax:              020 7658 3538
    Attention:        The Company Secretary
    And copied to:    Schroder Ventures (London) Limited
                      357 Strand
                      London
                      WC2R 0HS
    Fax:              020 7240 5346
    Attention:        Legal Director
    The Trustee:      The Law Debenture Trust Corporation p.l.c.
                      Fifth floor
                      100 Wood Street
                      London
                      EC2V 7EX
    Fax:              020 7696 5261
    Attention:        The Manager, Trust Management
    The Registrar     JPMorgan Chase Bank
                      Trinity Tower
                      9 Thomas More Street
                      London E1W 1YT
    Fax:              01202 34 7438/7945
    Attention:        Manager, Institutional Trust Services

     Any notice given as provided in this sub-clause shall be deemed to have been given upon receipt and, if received after 4.50pm it shall be deemed to have been given on the next Business Day.

19.2 All communications relating to this Agreement between the Issuer, the Trustee and the Registrar shall, save as otherwise herein provided, be made through the Registrar.

20.  AMENDMENTS

     This Agreement may be amended only by an agreement in writing between the parties hereto.

21.  COUNTERPARTS

21.1 This Agreement may be executed in any number of counterparts and by the parties on different counterparts, but shall not be effective until each party has executed at least one counterpart.

21.2 Each counterpart shall constitute an original of this Agreement but all the counterparts shall together constitute one and the same agreement.


22.  GOVERNING LAW

     This Agreement shall be governed by and construed in accordance with English law. In relation to any legal action or proceedings arising out of or in connection with this Agreement ("Proceedings"), each of the parties hereto irrevocably submits to the jurisdiction of the courts of England and waives any objection to Proceedings in such courts whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise. These submissions are made for the benefit of each of the parties hereto and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction outside the contracting states, as defined in Section 1(3) of the Civil Jurisdiction and Judgments Act 1982, nor shall the taking of Proceedings in any court of competent jurisdiction preclude any of them from taking Proceedings in any other court of competent jurisdiction (whether concurrently or not). Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.



     AS WITNESS the hands of the duly authorised representatives of the parties hereto the day and year first above written.

     Schroder Ventures International Investment Trust plc

     By:     John McLachlan


     The Law Debenture Trust Corporation p.l.c.

     By:     Julian Mason-Jebb
             C. Rakestrow


     JPMorgan Chase Bank

     By:     Andrew Dellow




                                   SCHEDULE 1
                               CONVERSION NOTICE

              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

      41/2 per cent. Subordinated Convertible Bonds due 2011 (the "Bonds")

                      convertible into Ordinary Shares of
              Schroder Ventures International Investment Trust plc

To: SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC
c/o:
(

Attention: )

(
Attention: )/


Attention: )*


1. I/We*, the undersigned, being the holder(s) of those Bonds of Schroder Ventures International Investment Trust plc (the "Issuer") of which the serial number(s) is/are detailed in numerical order in the Consolidated Listing Form hereby irrevocably elect to convert such Bonds in accordance with the Conditions of the Bonds into Ordinary Shares of GBP1 each in the Issuer ("Ordinary Shares").

2.   I/We*:

2.1 request that the Ordinary Shares to be issued on conversion of the Bonds mentioned above be registered in the name(s) of the person(s) who is/are* named in sub-paragraph 2.3 below (see Note 1)

2.2 request that the Share Certificate(s) referred to below be despatched (subject to any applicable laws or regulations) uninsured by ordinary post at my/our* risk to (see Note 2):
     ............................................................

     ...........................................................



2.3  request  that  the   Certificate(s)   for  the  Ordinary   Shares   ("Share
     Certificate(s)") (if any are to be issued on conversion in accordance with the Conditions) should be prepared as follows:

       Full Forenames and Surname         Full Forenames and Surname

1.     Mr/Mrs/Miss...................     3.   Mr/Mrs/Miss..................
       Address.......................          Address......................
       ..............................          .............................
       ..............................          .............................

       No. of Ordinary Shares to be            No. of Ordinary Shares to be
       registered:...................          registered:..................


2.     Mr/Mrs/Miss...................     4.   Mr/Mrs/Miss.................
       Address.......................          Address.....................
       ..............................          ............................
       ..............................          ............................

       No. of Ordinary Shares to be            No. of Ordinary Shares to be
       registered:...................          registered:.................

       Dated:......................( )         Signature:..................

       (See Note 3)                            PRINT NAME(S)

     .................................

     .................................
     Address


N.B.
(i) The holder(s) of the Bonds mentioned above must pay (a) all taxes and capital, stamp, issue and registration duties (if any) arising on conversion (other than any capital, stamp, issue and registration duties payable in the United Kingdom by the Issuer in respect of the allotment and issue of the Ordinary Shares on such conversion) and (b) all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond in connection with such conversion.

(ii) Ordinary Shares to be issued upon conversion will not be available for issue (a) to, or to a nominee for, Euroclear, Clearstream, Luxembourg or any other person providing a clearance service within
        Section 96 of the Finance Act 1986 of the United Kingdom or (b) to a person or nominee or agent for a person, whose business is or includes issuing depositary receipts within Section 93 of the Finance Act 1986 of the United Kingdom, in each case, at any time prior to the "abolition day" as defined in Section 111(l) of the Finance Act 1990 of the United Kingdom.

(iii) The exercise of a Conversion Right is subject to any applicable fiscal or other laws or regulations applicable in the jurisdiction where the office of the Registrar is located.


        * Delete as applicable


TO BE COMPLETED BY THE REGISTRAR
1.     Date of Deposit:....................................................

2.     Taxes and capital, stamp, issue and registration duties payable by the
       Bondholder: ...................................................

3.     Number of Ordinary Shares to be issued:..............................

4.     Date by which the Share Certificate (if any) is to be despatched (See
       Note 4):......................

5.     Amount of interest due on Conversion (if any):.......................


NOTES
1. If it is desired to nominate a person or persons other than the holder of the Bond(s) specified above as the allottee(s) of the Ordinary Shares to be issued on conversion of such Bond(s) that person or those persons must have consented to the Ordinary Shares being registered in its/their name(s).

2. If this is not completed, the Share Certificate will (subject to any applicable laws or regulations) be despatched to the first address inserted in paragraph 2.3.

3. A corporation should sign under hand by an authorised official who must state his/her capacity and print the name of the relevant corporation. Also:

       (i) the signature to this Conversion Notice must correspond with the name of the registered holder as it appears on the face of the relevant Bond; or

       (ii) a representative of the Bondholder should state the capacity in which he signs e.g. executor; or

       (iii)the signature of the person effecting a conversion shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require; and

       (iv) in the case of joint holders all joint holders must sign this Conversion Notice.


4. Share Certificates (if certificates for Ordinary Shares are, on the Conversion Date, generally being issued) will normally be despatched not later than one month after the Conversion Date, as more fully set out in the Conditions.

5. Fractions of a Share will not be issued on conversion and no cash adjustment will be made. However, if the Conversion Right in respect of more than one Bond is exercised at any one time such that Ordinary Shares to be issued in respect thereof on conversion are to be registered in the same name, the number of such Ordinary Shares to be issued in respect thereof shall be calculated on the basis of the aggregate principal amount of the Bonds being so converted.


                                       26

_____________________________________________________________________________


                      CONSOLIDATED LISTING FORM FOR BONDS
______________________________________________________________________________

Serial Numbers of Bonds attached hereto
Number of Bonds
______________________________________________________________________________

From                              To




______________________________________________________________________________

Total Number of Bonds attached
hereto                                        ____________________


                                   SCHEDULE 2
        REGULATIONS CONCERNING THE CONVERSION, TRANSFER AND REGISTRATION
                                    OF BONDS

1. Each Bond shall be in an amount of GBP100,000 or an integral multiple thereof.

2. The Bonds are transferable in amounts and integral multiples of GBP100,000 by execution of the form of transfer endorsed under the hand of the transferor or, where the transferor is a corporation, under its common seal or under the hand of two of its officers duly authorised in writing. In this Schedule "transferor" shall where the context permits or requires include joint transferors and be construed accordingly.

3. The Bond to be transferred must be delivered for registration to the office of the Registrar together with the transfer certificate in the form attached in Schedule 5 to the Trust Deed in respect thereof duly executed by the transferor and the transferee and, where the transferee as an institutional accredited investor as defined in Rule 501(a)(1), (2), (3) or
     (7) of Regulation D under the United States Securities Act of 1933, a transfer certificate in the form attached in Schedule 6 to the Trust Deed duly executed by such transferee and, in each case, duly stamped where applicable and accompanied by such other evidence (including legal opinions) as the Registrar may reasonably require to prove the title of the transferor or his right to transfer the Bond and his identity, that such form of transfer has been duly stamped and, if such form of transfer is executed by some other person on his behalf or in the case of the execution of a form of transfer on behalf of a corporation by its officers, the authority of that person or those persons to do so. The Registrar may seek similar evidence as to title and authority (where necessary) in respect of a Conversion Notice. The signature of the person effecting a transfer of a Bond or signing a Conversion Notice shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

4. The executors or administrators of a deceased holder of Bonds (not being one of several joint holders) and in the case of the death of one or more of joint holders the survivor or survivors of such joint holders shall be the only persons recognised by the Issuer as having any title to such Bonds.

5. Any person becoming entitled to Bonds in consequence of the death or bankruptcy of the holder of such Bonds may, upon producing such evidence that he holds the position in respect of which he proposes to act under this paragraph or of his title as the Registrar shall require (including legal opinions), be registered himself as the holder of such Bonds or, subject to the preceding paragraphs as to transfer, may transfer such Bonds. The Issuer and the Registrar may retain any amount payable upon the Bonds to which any person is so entitled until such person shall be so registered or shall duly transfer the Bonds.

6. Unless otherwise requested by him and agreed by the Issuer, the holder of Bonds in registered form shall be entitled to receive only one Bond in respect of his holding.

7. The joint holders of a Bond shall be entitled to one Bond only in respect of their joint holding which shall, except where they otherwise direct, be delivered to the joint holder whose name appears first in the Register in respect of the joint holding.

8. Where a holder of a Bond has transferred part only of his holding comprised therein there shall be delivered to him a Bond in respect of the balance of such holding.

9. The Issuer and the Registrar shall, save in the case of the issue of replacement Bonds, make no charge to the holders for the registration of any holding of Bonds or any transfer of Bonds or for the issue of any Bonds or for the delivery of Bonds at the specified office of the Registrar or by uninsured post to the address specified by the holder. If any holder entitled to receive a Bond wishes to have it delivered to him otherwise than at the specified office of the Registrar, such delivery shall be made upon his written request to the Registrar, at his risk and (except where sent by uninsured post to the address specified by the holder) at his expense.

10. The Registrar shall within seven London business days of a request to effect a transfer of a Bond deliver at its specified office to the transferee or despatch by uninsured mail (at the risk of the transferee) to such address as the transferee may request, a new Bond in respect of the Bond transferred. In the case of a transfer of part only of the Bonds represented by a Bond, a new Bond in respect of the balance of the Bond transferred will be so delivered to the transferor.



                                   SCHEDULE 3
           CERTIFICATE TO BE GIVEN BY SUBSCRIBERS OF BONDS AT CLOSING

              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC GBP40,000,000 41/2 per cent. Subordinated Convertible Bonds due 2011 (the
                                    "Bonds")

This is to certify that:-

     With effect from the date hereof GBPY principal amount of the above-captioned Bonds subscribed by us and to be delivered in registered form shall initially be owned by a person that (i) is not, nor is it a nominee for, Euroclear, Clearstream, Luxembourg or any other person providing a clearance service within Section 96 of the Finance Act 1986 of the United Kingdom and (ii) is not, nor is it a nominee or agent for a person whose business is or includes issuing depositary receipts within Section 93 of the Finance Act 1986 of the United Kingdom.

Dated: (         )

By:

(Name of person giving certificate)
As, or as agent for, the beneficial owner(s) of the Bonds to which this certificate relates.

CD013400171_2.doc




                                    CONTENTS
                                                                     Page

1.       DEFINITIONS                                                 1

2.       APPOINTMENT                                                 2

3.       ISSUE OF BONDS                                              2

4.       PAYMENT                                                     2

5.       REPAYMENT                                                   3

6.       CONVERSION                                                  4

7.       TRUSTEE                                                     6

8.       CANCELLATION, DESTRUCTION AND RECORDS                       7

9.       ISSUE OF REPLACEMENT BONDS AND COUPONS                      8

10.      NOTICES IN RESPECT OF THE BONDS                             8

11.      DUTIES OF THE REGISTRAR                                     8

12.      REGULATIONS FOR TRANSFERS OF BONDS                         10

13.      DOCUMENTS AND FORMS                                        11

14.      INDEMNITIES                                                11

15.      GENERAL                                                    12

16.      CHANGES IN REGISTRAR                                       12

17.      CONFIDENTIALITY                                            14

18.      FEES AND EXPENSES                                          15

19.      NOTICES AND COMMUNICATIONS                                 15

20.      AMENDMENTS                                                 16

21.      COUNTERPARTS                                               16

22.      GOVERNING LAW                                              16

SCHEDULE 1 CONVERSION NOTICE                                        18

SCHEDULE 2 REGULATIONS CONCERNING THE CONVERSION, TRANSFER
 AND REGISTRATION OF BONDS                                          23

SCHEDULE 3 CERTIFICATE TO BE GIVEN BY SUBSCRIBERS OF
 BONDS AT CLOSING                                                   25









                                                                CONFORMED COPY

                           Dated 21st November, 2001

              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc

                                    - and -

                   THE LAW DEBENTURE TRUST CORPORATION p.l.c.

                                    - and -

                              JPMORGAN CHASE BANK


        ________________________________________________________________

                     REGISTRAR AND PAYING AGENCY AGREEMENT
                                  relating to

                  Issue of up to GBP40,000,000 41/2 per cent.
                    Subordinated Convertible Bonds due 2011
        ________________________________________________________________



                               Slaughter and May,
                             35 Basinghall Street,
                               London, EC2V 5DB.
                                  Ref: DTF/NGG
                                  CD013400171

Exhibit 2.2     Listing Particulars, dated July 2, 2002


LISTING PARTICULARS 2 July 2002

These Listing Particulars are given in compliance with the Listing Rules made under Section 74 of the Financial Services and Markets Act 2000 (the "FSMA") by the UK Listing Authority for the purpose of giving information with regard to Schroder Ventures International Investment Trust plc (the "Issuer", the "Company" or "SVIIT"), the Bonds and the Issuer and its subsidiaries taken as a whole (the "Group"). Unless previously redeemed, converted or purchased and cancelled, each Bond is convertible, at the option of the Bondholder, until the close of business on 14 November 2011 for fully paid Ordinary Shares at an initial conversion price of 410p, subject to adjustment as set out under "Terms and Conditions of the Bonds - Conversion" below.

The Issuer accepts responsibility for the information contained in these Listing Particulars and to the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) such information is in accordance with the facts and does not omit anything likely to affect the import of such information. Any reference in this document to Listing Particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the Listing Particulars to satisfy the requirements of the FSMA or the Listing Rules. The Issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the Listing Particulars.

A copy of this document has been delivered to the Registrar of Companies in England and Wales as required by Section 83 of the FSMA.

Application has been made for the Bonds to be admitted to the Official List of the UK Listing Authority and for the Bonds to be admitted to trading on the market for listed securities of the London Stock Exchange plc.

                        Schroder Ventures International
                              Investment Trust plc

    (Incorporated as a public limited company in England and Wales under the
               Companies Act 1985 with registered number 3066856)

   Admission of GBP40,000,000 41 2 per cent. Subordinated Convertible Bonds due 2011 (the "Bonds") to the Official List of the UK Listing Authority and to
               trading on the market for listed securities of the
                           London Stock Exchange plc

The Bonds have not been, and will not be, registered under the Securities Act. Subject to certain exceptions, the Bonds may not be offered, sold or delivered within the United States or to U.S. persons. For a description of certain further restrictions on the offer and sale of the Bonds and on the distribution of this document, see "Subscription and Sale" below.

These Listing Particulars do not constitute an offer of, or an invitation by or on behalf of the Issuer, to subscribe for or purchase any of the Bonds. The distribution of these Listing Particulars and the offering of the Bonds in certain jurisdictions may be restricted by law. Persons into whose possession these Listing Particulars come are required by the Issuer to inform themselves about and to observe any such restrictions. For a description of certain further restrictions on the offer and sale of the Bonds and on the distribution of these Listing Particulars, see "Subscription and Sale" below.

No person is authorised to give any information or to make any representation not contained in these Listing Particulars and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of the Issuer. The delivery of these Listing Particulars shall not, under any circumstance, constitute a representation that there has been no change or development likely to involve a change in the condition (financial or otherwise) of the Issuer since the date hereof or create any implication that the information contained herein is correct as of any date subsequent to the date hereof or the date as of which that information is stated herein to be given.

Unless otherwise specified or the context requires, references to "GBP", "pounds" and "pence" are to the lawful currency of the United Kingdom.


                                    CONTENTS



                                                                          Page

  Directors, Secretary and Advisers                                        3
  PART I                            - SUMMARY OF THE TERMS OF THE          4
                                      BONDS
  PART II                           - Information on SVIIT                 6
  PART III                          - Information on Schroder Ventures    18
                                      or permira funds
  PART IV                           - TERMS AND CONDITIONS OF THE         22
                                      BONDS
  PART V                            - Financial Information of SVIIT
                                        Interim Financial Statements      38
                                        Annual Audited Financial          43
                                         Statements
                                        Notes to the Accounts             46
  PART VI                           - SUBSCRIPTION AND SALE               58
  PART VII                          - CERTAIN UNITED KINGDOM TAX          60
                                      CONSIDERATIONS
  PART VIII                         - General Information                 64
  Definitions                                                             78


              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC
                       DIRECTORS, SECRETARY AND ADVISERS


  Directors                              John James McLachlan, Chairman
                                         Nicholas Eustace Haddon Ferguson,
                                         Chief Executive
                                         Clement John Govett LVO
                                         Anthony John Habgood
                                         Edgar Willem Koning
                                         Denis Raeburn
                                         Andrew Francis Sykes
                                         Andrew Christopher Williams

                                         all of 31 Gresham Street, London
                                         EC2V 7QA and all of whom, other than
                                         Nicholas Ferguson and Andrew
                                         Williams, are non-executive
                                         directors of SVIIT

  Registered office                      31 Gresham Street
                                         London EC2V 7QA

  Principal place of business            Burleigh House
                                         357 Strand
                                         London WC2R 0HS

  Secretary                              Schroder Investment Management
                                         Limited
                                         31 Gresham Street
                                         London EC2V 7QA

  Authorised Adviser                     UBS Warburg
                                         1 Finsbury Avenue
                                         London EC2M 2PP

  Trustee for the Bondholders            The Law Debenture Trust Corporation
                                         p.l.c.
                                         Fifth Floor
                                         100 Wood Street
                                         London EC2V 7EX

  Registrar, Conversion Agent and        JPMorgan Chase Bank
  Paying Agent for the Bonds             Trinity Tower
                                         9 Thomas More Street
                                         London E1W 1YT

  Registrars for the Ordinary Shares     Lloyds TSB Registrars Scotland
                                         PO Box 28448
                                         Finance House
                                         Orchard Brae
                                         Edinburgh EH4 1WQ

  Solicitors to the Company              Slaughter and May
                                         One Bunhill Row
                                         London EC1Y 8YY

  Solicitors to the Trustee              Allen & Overy
                                         One New Change
                                         London EC4M 9QQ

  Auditors                               Ernst & Young
                                         Rolls House
                                         7 Rolls Buildings
                                         Fetter Lane
                                         London EC4A 1NH

  Bankers                                The Royal Bank of Scotland plc
                                         Corporate Banking Office
                                         5-18 Great Tower Street
                                         London EC3P 3HT


                   PART I - SUMMARY OF THE TERMS OF THE BONDS

The following is a summary of the terms of the Bonds. Capitalised terms used but not defined herein shall, unless the context otherwise requires or permits, have the meanings given to them in "Terms and Conditions of the Bonds" set out in Part IV of these Listing Particulars.


  Issuer                                Schroder Ventures International
                                        Investment Trust plc.

  Issue                                 GBP40,000,000 41 2 per cent.
                                        subordinated convertible bonds due
                                        2011, convertible into fully paid
                                        Ordinary Shares of the Company.

  Form, denomination and title          The Bonds are in registered form,
                                        serially numbered, in denominations
                                        of GBP100,000 and integral multiples.

  Interest 41 2 per cent. coupon payable annually or, if redeemed prior to the end of an interest period, payable pro rata for that period.

  Status of the Bonds                   The Bonds constitute direct and
                                        unsecured obligations of the Issuer,
                                        subordinated as referred to below and
                                        ranking pari passu without any
                                        preference amongst themselves. Rights
                                        and claims of the Bondholders will,
                                        in the event of the winding up of the
                                        Issuer, be subordinated in right of
                                        payment to the liabilities of the
                                        Issuer under the facility agreement
                                        with The Royal Bank of Scotland plc.

  Conversion                            The Bonds are convertible at any time
                                        on or after the date of issue of such
                                        Bonds, being 21 November 2001 and up
                                        to the close of business on the
                                        seventh calendar day before the date
                                        fixed for redemption of the Bonds.
                                        The Bonds are convertible into
                                        Ordinary Shares of the Company at a
                                        price per Ordinary Share of 410p (the
                                        "Conversion Price"), which is subject
                                        to adjustment as provided in
                                        "Adjustment to Conversion Price"
                                        below.

  Adjustment to the Conversion Price    In addition to the customary
                                        adjustments, if:

                                        1.   the net asset value per Ordinary
                                        Share as at 31 December 2001 as
                                        published in the interim report and
                                        accounts of the Issuer for the six
                                        month period ending 31 December 2001
                                        (the "December NAV") is less than
                                        407p; or

                                        2.     the net asset value per
                                        Ordinary Share as at 30 June 2002 as
                                        published in the annual report and
                                        accounts of the Issuer for the year
                                        ended 30 June 2002 (the "June NAV")
                                        is less than 407p;

                                        the Conversion Price shall be reduced
                                        with effect from 21 days after
                                        publication of the said annual report
                                        and accounts for the year ended 30
                                        June 2002 by the greater of:

                                        (i)     the difference between 407p
                                        and the June NAV; or

                                        (ii)     the difference between 407p
                                        and the December NAV.*

  *The December NAV was 396.3p.

  Ordinary Shares                       Ordinary Shares allotted on
                                        conversion of the Bonds will be fully
                                        paid ordinary shares of the Company
                                        having, at the date hereof, a nominal
                                        value of GBP1 each and will rank pari
                                        passu with fully paid Ordinary Shares
                                        in issue on the conversion date.

  Final Redemption                      Unless previously redeemed, converted
                                        or purchased and cancelled, the Bonds
                                        will be redeemed on 21 November 2011
                                        at their principal amount.

  Optional Redemption                   The Issuer may, on giving not less
                                        than 21 days' notice (which notice
                                        shall include the date fixed for such
                                        redemption (the "Exercise Date")) to
                                        the Bondholders, redeem some (pro
                                        rata but rounded up to the nearest
                                        GBP100,000) or all of the Bonds at
                                        their principal amount together with
                                        interest accrued to the date of
                                        redemption if:

                                        (a)          at any time on or after
                                        21 November 2004 the average of the
                                        market price over a 20 day trading
                                        period of the Ordinary Shares is
                                        equal to or greater than 130 per
                                        cent. of the Conversion Price; or

                                        (b)          at any time 85 per cent.
                                        or more (determined by reference to
                                        the principal amount) of the Bonds
                                        issued shall have been converted,
                                        redeemed or purchased and cancelled.

                                        Following any redemption notice by
                                        the Issuer, the Bondholder may, prior
                                        to the Exercise Date, elect in
                                        writing to the Issuer to convert its
                                        Bonds being the subject of the
                                        redemption notice.

  Taxation All payments made in respect of the Bonds will be made without withholding or deduction of, or on account of, any Taxes unless such withholding or deduction is required by law. In the event that any such withholding or deduction is required from any payment, such payment will be made net of such Taxes. The Issuer will not be obliged to gross up on account of any such Taxes.

  Governing Law of the Bonds            English.

  Listing and Trading                   The Issuer has applied for the Bonds
                                        to be admitted to the Official List
                                        and application has been made to the
                                        London Stock Exchange for the Bonds
                                        to be admitted to trading on the
                                        London Stock Exchange's market for
                                        listed securities.

  Trustee                               The Law Debenture Trust Corporation
                                        p.l.c.

  Registrars                            JPMorgan Chase Bank.


                         PART II - INFORMATION ON SVIIT

1.          Background, investment objective and policy

SVIIT is an investment trust whose Ordinary Shares are listed on the Official List and admitted to trading on the London Stock Exchange.

SVIlT's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds managed or advised by Schroder Ventures or Permira (formerly Schroder Ventures Europe) ("the Funds", as listed in Table 2 on page 9).

At 31 December 2001, SVIIT had Uncalled Commitments of GBP404.9 million and its consolidated net assets had grown from GBP187 million in May 1996, when it listed, to GBP405.3 million. SVIIT has reported a compound growth rate in consolidated net assets per share of 15.8 per cent. per annum over five years.

To complement this investment objective and address the growing recognition of private equity in investment portfolios, SVIIT is committed to the design and marketing of third party funds of funds products for investment in private equity.

To facilitate this, in June 2001, following approval by SVIIT's Shareholders, SVIIT acquired SVLL and SVNA providing it with a team of 14 professionals to expand its operations, including building a specialist financial advisory business primarily by undertaking the following activities:

(a)       Provision of services to the Schroder Group

          The team is advising and providing services on the structure, launch, identification of investment opportunities and performance of a private equity fund of funds that was launched by the Schroder Group in September 2001. The fund of funds had a final closing on 14 June 2002 with subscriptions totalling euro242,354,631 received.

          The team also provides services to members of the Schroder Group to assist them in their obligations and duties as general partners or managers to the Funds.

(b)       Provision of services to Schroder Ventures or Permira

          The team is responsible for the provision of a number of services, as required, to Schroder Ventures or Permira and the Funds, namely fundraising, marketing, legal, financial reporting and monitoring services.

In addition, the team advises and assists the Board in its assessment of future opportunities, implements SVIIT's investment strategy and is responsible for the day-to-day monitoring of SVIIT's investment portfolio. The team also advises on and manages SVIIT's investor reporting, public and investor relations and marketing activities.

The Directors expect that any returns for Shareholders will continue to derive primarily from the capital appreciation of Ordinary Shares rather than from dividend income.

(a)          Investment approach

As at 31 December 2001, SVIIT had holdings in all 24 of the Funds with a combined committed capital of GBP4.5 billion. Of these Funds, 18 were mature and 6 immature. Through these Funds, SVIIT had an underlying portfolio of 153 companies worldwide. Each Fund has a specialised investment policy which generally can only be changed with the prior approval of investors in the Fund. The manner of obtaining such approval depends on the precise constitution of the relevant Fund and is described in paragraph 2 of Part III of this document.

A mature Fund is one that has completed its investment period (typically five years from the final closing date of the respective Fund) and is therefore restricted from making investments in new companies. An immature Fund is one that is yet to complete its investment period and therefore SVIIT may have commitments to pay future Calls in respect of its Holdings. SVIIT intends to meet such Calls primarily from the proceeds of future distributions received by it from the Funds or from cash resources or borrowings.

When considering new investments, the Directors intend to maintain an appropriate spread of investments within SVIIT's portfolio at all times. To this end, the Directors will have regard to the geographical and industrial distribution of SVIIT's underlying portfolio, the number and size of SVIIT's investments and the investment objectives of new Funds.

Future investments

Consistent with its investment policy, SVIIT may invest in funds launched in the future by Schroder Ventures or Permira. The Directors will consider each such investment on its merits and may decline to invest if it is not suitable for SVIIT's portfolio. SVIIT's investment in a new fund will be limited to a maximum of 30 per cent. of the total committed capital of that fund or such higher amount as may be agreed with Schroder Ventures or Permira. SVIIT will invest on terms at least as favourable as other investors, subject to any alteration which may be appropriate for SVIIT in accordance with the investment restrictions set out in (b) below.

SVIIT may acquire further Holdings in existing Funds in the secondary market if the Directors believe it appropriate and if terms acceptable to SVIIT for their acquisition can be agreed. SVIIT does not intend to acquire further Holdings in any Fund that would result in its acquiring control of that Fund.

Should specific investment opportunities arise for SVIIT, it may co-invest alongside one or more Funds. Such opportunities arise principally where a proposed investment in an investee company exceeds the capacity of the relevant Fund. When considering a co-investment opportunity, SVIIT's total aggregate participation in a single underlying company, from investment in the Funds and in such co-investments will be limited to a maximum of five per cent. of its consolidated net assets, with the total of all such co-investments being limited to 10 per cent. The calculation of these percentages will be made at the time each such co-investment is made. This restriction is subject to change and is regularly reviewed by the Board. Any co-investment by SVIIT will be on an arm's-length basis on substantially the same terms as the relevant Fund, or on such better terms as can be agreed. At 31 December 2001, SVIIT held co-investments totalling GBP15.3 million and representing 3.8percent. of net assets.

The Directors may also invest in alternative listed or unlisted companies or other entities with exposure to buy-out and development capital markets. In addition, the Directors may, from time to time, invest in other listed companies and fixed interest securities and other marketable debt securities that are unrelated to buy-out and development capital markets or retain cash balances pending re-investment. At 31December 2001, SVIIT's gross cash balance of GBP32.5 million was held principally in a portfolio of short dated treasury bills. The Directors also have the power to enter into transactions involving synthetic or traded derivative instruments over a range of different underlying securities and currencies. It is intended this power may be used for hedging or to gain exposure to quoted equity instruments but not for speculative or trading purposes. There are no restrictions on the types of funds in which SVIIT may invest.

(b)          Investment restrictions

Investment trust status for tax purposes

The Directors have in the past managed, and intend to continue to manage, the affairs of SVIIT so that it should satisfy the current conditions for approval by the Inland Revenue as an investment trust under Section 842. One of these conditions restricts the investments a company seeking such approval can make. Satisfying this condition will mean, inter alia, that SVIIT will not be able to acquire shares or securities in any one company if such shares or securities (taken together) would represent more than 15 per cent. of SVIIT's investments by value at the time of acquisition. For this purpose, unit trust schemes will be treated as companies and units therein as shares of such companies. There are also special rules under which all of SVIIT's holdings in its 51 per cent. subsidiary companies, as defined for tax purposes, will be aggregated and treated as a holding in one company for the purposes of this test. Further, if SVIIT's interest in a company increases due to further investment in that company (including further investment in the same company by different funds or co-investment), the whole of such interest will be treated as having been acquired at the time of the increased investment for the purposes of satisfying the above condition.

The Listing Rules

In addition, the Listing Rules independently require an adequate spread of investments to be maintained. For this purpose, SVIIT's interest in an underlying investee company of the Funds cannot exceed 20 per cent. of SVIIT's gross assets by value at the time of acquisition.

For the purposes of determining the above percentage interest for the Listing Rules, SVIIT's interest in an underlying investee company is calculated, where applicable, by aggregating all of SVIIT's interests in investments in that company irrespective of the Fund through which SVIIT has that interest. If SVIIT's interest in an underlying investee company increases due to further investment in that company, the whole of such interest will be treated as having been acquired at the time of the increased investment.


Arrangements for compliance with investment restrictions

At 31 December 2001, SVIIT's portfolio included a spread of investments in 18 mature and 6 immature Funds, which together held investments in 153 companies. On the basis of the valuations of SVIIT's investments at 31 December 2001, SVIIT's largest interest in an underlying investee company accounted for 13.88 per cent. of SVIIT's net assets. To ensure that SVIIT maintains an adequate spread of investments for both sets of investment restrictions, SVIIT will receive prior notification from Schroder Ventures or Permira of any proposed investment in excess of specified thresholds, so that it can assess the impact of the proposed investment on its spread of underlying investments for the purposes of the Listing Rules or the investment restrictions relevant for Section 842.

SVIIT will only make new investments in future funds either where the Directors are satisfied that the investment restrictions set out above cannot be breached or where appropriate opt-out mechanisms can be agreed with the relevant fund, whereby SVIIT can decline to invest without penalty in order to ensure compliance with these restrictions. In making other investments, the Directors intend to ensure, where necessary, that similar opt-out mechanisms are available to SVIIT and that it will not hold interests in any fund which would enable it to control that fund. SVIIT will not take legal or management control and will not be actively involved in the management of the limited partnerships or unit trusts in which it will be invested or of the underlying investee companies.

The Directors believe that the spread of SVIIT's present portfolio of investments will satisfy the relevant requirements under the above investment restrictions and they intend to manage the affairs of SVIIT so that it continues to satisfy these requirements.

(c)          Borrowing facility and policy

The Directors expect to meet SVIIT's commitments to pay future Calls in respect of its Holdings in immature Funds from the existing cash resources of SVIIT, from the facilities available under the Facility Agreement and from the proceeds of distributions from its Holdings. Such distributions are expected to be principally the net proceeds of realisations of investments held by Funds. The timing of future realisations and the dates of future Calls are necessarily uncertain. The Directors are also able to draw on a five year multi-currency revolving credit facility of up to euro225 million with The Royal Bank of Scotland plc to enable the SVIIT Group to meet its commitments to pay future Calls. In addition, the Directors may use this borrowing facility to make new investments or for general corporate purposes.

(d)          Foreign exchange

The Funds are denominated in a number of currencies. The Directors have not entered into foreign exchange contracts to hedge SVIIT's expected liabilities or expected receipts in these currencies. The Directors have no current intention to enter into such contracts but have the power to do so if they deem it appropriate.


2.          Information on the SVIIT Portfolio

(a)         The SVIIT portfolio by geographic area

SVIIT has a broad geographic spread of investments in the Funds. Table 1 sets out the geographic spread of SVIIT's interests in underlying portfolio companies as at 31 December 2001. The analysis is based upon SVIIT's share of the gross values of underlying portfolio companies. This excludes any cash or liquid assets held by the respective Funds in which SVIIT has invested. It should be noted that the geographic spreads may change as individual investments change in value or are realised and the immature Funds become fully invested.


Table 1: SVIIT's portfolio companies by geographic area at 31 December 2001


  Geographic area                    Value of SVIIT's            Percentage of
                                         interests in            Portfolio (%)
                                 underlying portfolio
                                      companies GBP(m)

  Continental Europe                             99.5                     23.3
  United Kingdom                                 63.4                     14.8
  Far East/Asia Pacific                          45.5                     10.6
  North America                                  68.2                     16.0
  International                                 150.9                     35.3
  Total                                         427.5                    100.0
  Cash, liquid assets and                      (14.3)
  allowances for Carried
  Interest in the Funds
  Total fund portfolio                          413.2



Notes:

1.   The analysis is based upon estimates carried out by Schroder
     Ventures or Permira as to the markets served by the underlying portfolio companies in which the Funds are invested at 31 December 2001.

2. The remainder of net assets comprises net current assets and fixed interest securities.

(b)  The SVIIT portfolio by Fund

Table 2 below gives information on the underlying Funds in which SVIIT held investments at 31 December 2001, separated between mature and immature Funds. This table sets out the amount of capital committed to and uncalled by each Fund and the remaining value of the Funds based on the valuations used for the purpose of SVIIT's most recent unaudited financial statements.


Table 2: SVIIT's portfolio by Fund at 31 December 2001


  Fund                   Year     Total Fund   GBP(m)        SVIIT's      Total       SVIIT's   Value of    Holding as
                      Formed     Commitments                uncalled     called    commitment    SVIIT's    percentage
                                       Local              commitment    capital          (%)     holding    of SVIIT's
                                   Currency                   (GBPm)        (%)                   in Fund      NAV (%)
                                                                                                  (GBPm)

  Mature                 1986       DM139.2m      43.5             -        100          29.7        5.6           1.4
  Permira German
  Buy-Outs*
  Permira Italy I*       1988    Lire 95.0bn      30.0             -        100          33.2        0.0           0.0
  Schroder US            1988       US$34.2m      23.4             -        100          14.6        0.0           0.0
  Venture Fund*
  Permira France I*      1989       FF640.0m      59.7             -        100          39.8        0.5           0.1
  The Japan              1990       Yen7.0bn      36.7             -        100          13.7        3.5           0.9
  Venture Fund II*
  Permira UK             1990       GBP76.5m      76.5             -        100           8.7        0.8           0.2
  Venture III*
  Asia Pacific           1990      US$145.2m      99.6             -        100           6.4        1.2           0.3
  Trust+*
  The Spanish            1990     Ptas 4.1bn      14.9             -        100          23.2        2.3           0.6
  Venture Fund*
  Permira UK             1991        GBP9.9m       9.9             -        100          18.7        0.0           0.0
  Venture I Extension++
  Permira German         1992       DM234.6m      73.5             -        100          19.4        2.3           0.6
  Buy-Outs 1992
  Permira France         1992       FF309.0m      28.8             -        100          19.0        0.2           0.0
  Venture I
  Schroder               1993     US$ 100.0m      68.7             -        100           6.8        2.4           0.6
  Ventures
  International
  Life Sciences Fund
  Permira Italy II       1993   Lire 106.2bn      33.5             -        100          21.0        2.1           0.5
  Permira UK III         1993      GBP148.8m     148.8             -        100          18.8       12.4           3.1
  Asia Pacific           1994      US$225.0m     154.6             -        100          14.0       10.9           2.7
  Fund II
  Schroder               1994        C$79.1m      34.0           0.4       95.0          22.6        6.8           1.7
  Canadian
  Buy-Out Fund II
  Permira UK             1995      GBP110.7m     110.7           0.3       94.0           4.2        2.5           0.6
  Venture IV
  Permira Europe I       1997    Euro 890.0m     544.5          16.2       86.5          22.0       61.8          15.2
  Immature               1997     Yen 17.0bn      89.1           4.4       75.7          20.3       18.5           4.6
  The Japan
  Venture Fund III
  Schroder               1999      US$280.0m     192.4          10.4       81.5          29.2       39.8           9.8
  Ventures
  International
  Life Sciences Fund II
  Schroder               1999      US$453.1m     311.3          62.4       33.0          29.9       14.6           3.6
  Ventures Asia
  Pacific Fund
  Schroder               1999      US$244.4m     167.9          24.2       51.8          30.0       21.6           5.3
  Ventures US Fund
  Permira Europe II      2000      Euro3.3bn   2,018.8         270.7       41.0          22.7      182.8          45.1
  Schroder               2000       C$189.6m      81.6          15.9       27.0          26.6        5.3           1.3
  Ventures Canadian
  Buy-Out Fund III
  Total                                        4,452.4         404.9                               397.9          98.2


  Co-investments made alongside Schroder Canadian Buy-Out Fund II, Schroder Canadian Buy-Out        15.3           3.8
  Fund III and Schroder Ventures Asia Pacific Fund
                                                                                                   413.2         102.0

The value of SVIIT's Holdings includes all assets, liabilities and any provision for Carried Interest held at fund level.
The original life of the Funds is 10 years, unless specified.

* The lives of these Funds have been extended past their original life to allow an orderly realisation of the remaining portfolio.
+          Original life: 8 years.
++         Original life: 9 years.


Notes:

1. An investee company may appear in more than one Fund's portfolio of investments.
2. The committed capital of Permira UK Venture I Extension represents distributions received of GBP9.9 million.
3. Holdings in the Funds are actual as at 31 December 2001 and do not include any prior capital distributions made by the Funds.
4. Since 31 December 2001, SVIIT has committed to International Life Sciences Fund III as further detailed on page 13 of this document.


(c)         The SVIIT portfolio by industry sector

SVIIT's underlying portfolio of investments is diversified by industrial sector as well as geographically. As an illustration of this spread, Table 3 shows the split by sector at 31 December 2001, net of any current assets held by the Funds. This split may change significantly as investments are realised and the immature Funds become fully invested.



Table 3: The SVIIT portfolio by industry sector at 31 December 2001


  Industry Sector                     Value of SVIIT's   Proportion of SVIIT's
                                interest in underlying                     NAV
                                   portfolio companies
                                                (GBPm)                     (%)
  Consumer related                                76.6                    18.9
  Medical/ Healthcare related                     98.5                    24.3
  Computer and other                             123.2                    30.4
  electronics
  Chemicals                                       38.9                     9.6
  Industrial products and                         44.0                    10.9
  services
  Other manufacturing                             23.6                     5.8
  Other services                                  16.2                     4.0
  Transportation                                   0.6                     0.0
  Construction                                     5.9                     1.5
  Total                                          427.5                   105.4
  Cash, liquid assets and                       (14.3)                   (3.4)
  allowances for Carried
  Interest in the Funds
  Total fund portfolio                           413.2                   102.0



This analysis is based on SVIIT's share of the gross values of underlying portfolio companies and excludes any other assets, liabilities and provisions for Carried Interest held at fund level.


(d)          Substantial investments

On the basis of the valuations calculated as described in the accounting policies set out in Part V of this document, the ten largest interests of SVIIT in the underlying investments of the Funds at 31 December 2001 are set out in Table 4. The aggregate value of these investments (before a deduction of an estimate of Carried Interest) represents 58.8 per cent. of the value of SVIIT's portfolio (which is stated after a deduction for an estimate of Carried Interest). Details of the accounting policies of SVIIT are set out on pages 46 to 48 of Part V of this document.

Table 4: Ten largest interests of SVIIT in underlying Funds investments at 31 December 2001

Unless otherwise stated, all figures in Table 4 refer to SVIIT's holding in the particular company and have been extracted, where relevant, from the latest audited financial statements of the underlying investments.



  Memec (UK)
  Type of                  Fund's       Fund's     Value of investment     Income   Earnings(1)         Net   Value of
  investment           holding in      cost of                 GBP'000   received       GBP'000   assets(2)    SVIIT's
                      the company   investment                            GBP'000                   GBP'000   interest
                              (%)      GBP'000                                                                 GBP'000

  Ordinary shares            66.3       19,892                  19,892          0        62,890     423,957     56,273
  Consortium                 80.6       55,378                  55,378
  loans
  Mezzanine deep             80.6       71,991                  71,991
  discount bonds
  Deep discount              80.6      105,262                 105,262
  bonds
  Total                                252,523                 252,523


  (1)EBITDA.

  (2)Net assets include shareholder loans which are part provided by the Funds.

  Memec is a global specialist semi-conductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific region. In 1999 the company had sales of $1.8 billion and 2,300 employees based in 40 countries.

  The investment was made in October 2000 and is held by Permira Europe II, Schroder Ventures US Fund and Permira UK Venture IV as follows:


                         Ordinary   Consortium    Mezzanine   Deep discount bonds
                         shares %      loans %         deep                     %
                                                   discount
                                                    bonds %
  Permira Europe             56.0         68.1         68.1                  68.1
  II
  Permira UK                  4.1          4.9          4.9                   4.9
  Venture IV
  Schroder                    6.2          7.6          7.6                   7.6
  Ventures US
  Fund
  Total                      66.3         80.6         80.6                  80.6


  Memec represents 13.9 per cent. of SVIIT's consolidated net assets and as such is subject to additional disclosure requirements as given below.

  Registered office  Memec Group Holdings Limited, 17 Thame Park Road,
                     Thame, Oxon OX9 3UQ
  Activity           Semiconductor
                     Distribution
  Issued Capital     $38,354,000
  Reserves           ($2,466,000)
  Loss after tax     ($23,379,000)
  on ordinary activities


  COGNIS (Germany)
  Type of investment      Fund's    Fund's cost        Value of          Income     Earnings*         Net     Value of
                         holding             of      investment        received      GBP'000      assets*      SVIIT's
                          in the     investment         GBP'000         GBP'000                  GBP'000      interest
                         company        GBP'000                                                                GBP'000
                             (%)
  Ordinary shares           46.3          6,676           6,676               0           N/A         N/A       32,989
  Convertible               48.5         37,837          37,837
  preferred equity
  certificate
  Preferred equity          48.5         97,930          97,930
  certificate
  Total                                 142,443         142,443


  *There have been no audited accounts issued subsequent to the acquisition date.

  Cognis is the chemicals products business of Henkel and a leading world-wide supplier of speciality chemicals which was carved out from Henkel in 1999. The three divisions of the Cognis Group - Oleochemicals, Care Chemicals and Organic Specialities - supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers.

  The investment was made in November 2001, and is held by Permira Europe II and Schroder Ventures International Life Sciences Fund II as follows:


                                       Ordinary     Convertible       Preferred
                                       shares %       preferred          equity
                                                         equity   certificate %
                                                  certificate %
  Permira Europe II                        42.5            44.7            44.7
  Schroder Ventures                         3.8             3.8             3.8
  International Life Sciences
  Fund II
  Total                                    46.3            48.5            48.5






  Homebase (UK)
  Type of                Fund's     Fund's cost        Value of        Income      Earnings*          Net     Value of
  investment         holding in   of investment      investment      received        GBP'000      assets*      SVIIT's
                            the         GBP'000         GBP'000       GBP'000                     GBP'000     interest
                    company (%)                                                                                GBP'000
  Ordinary shares          66.0           2,633          49,825             0            N/A          N/A       30,522
  Deep discount            76.3          84,473          84,473
  bonds
  Total                                  87,106         134,298

 *Year end is 31 March 2002 - final accounts have not been issued to date.

  Homebase is a retailer of DIY ("Do it Yourself") products in the UK. The brand is particularly strong at the "softer" end of the market - which includes home accessories, decorative and gardening products. Homebase operates nearly 300 stores across the UK and Eire.
  The investment was made in March 2001, and is held by Permira Europe II.

  Austriamicrosystems
  (Austria)
  Type of investment          Fund's    Fund's cost      Value of           Income    Earnings*        Net    Value of
                             holding             of    investment         received      GBP'000    assets*     SVIIT's
                              in the     investment       GBP'000          GBP'000                 GBP'000    interest
                             company        GBP'000                                                            GBP'000
                                 (%)
  Ordinary shares               91.9              0             0                0          N/A        N/A      28,253
  Preference shares             95.0            290           218
  Shareholders' loan            95.0        166,752       125,064
  Total                                     167,042       125,282

  *Consolidated numbers for AMS Holding do not yet exist as it was incorporated in June 2001 and the first financial year is to 30 June 2002.

  Austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits).
  The company serves the wireless communications, industrial and automotive end customer markets.

  The investment was made in June 2000, and is held by Permira Europe I and Permira Europe II as follows:


                                           Ordinary    Preference    Shareholders'
                                           shares %      shares %           loan %
  Permira Europe I                             23.2          24.0             24.0
  Permira Europe II                            68.7          71.0             71.0
  Total                                        91.9          95.0             95.0



  Hogg Robinson
  (UK)
  Type of investment      Fund's    Fund's cost       Value of       Income     Earnings(1)           Net     Value of
                         holding             of     investment     received         GBP'000     assets(2)      SVIIT's
                          in the     investment        GBP'000      GBP'000                       GBP'000     interest
                         company        GBP'000                                                                GBP'000
                             (%)
  Ordinary shares           57.5          2,228          2,228          N/A          37,379       153,475       23,368
  Preference shares         68.9         32,766         32,766
  Loan notes                57.5         67,827         67,827
  Total                                 102,821        102,821


  (1)EBITDA.
  (2)Net assets include shareholder loans which are part provided by the Funds.

  Hogg Robinson is a services company comprising two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing.

  The investment was made in June 2000, and is held by Permira Europe II.

  Leica
  Microsystems
  (Germany)
  Type of investment      Fund's    Fund's cost       Value of       Income     Earnings(1)           Net     Value of
                         holding             of     investment     received         GBP'000     assets(2)      SVIIT's
                          in the     investment        GBP'000      GBP'000                       GBP'000     interest
                         company        GBP'000                                                                GBP'000
                             (%)
  Ordinary shares           84.6            376         36,335            0          45,180        84,516       18,117
  Preference shares         95.0         12,057         12,057
  Loan notes                87.4         52,396         52,396
  Total                                  64,829        100,788

  (1)EBITDA.
  (2)Net assets include shareholder loans which are part provided by the Funds.

  Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semi-conductor industries.
  The company has leading positions in most of its markets and a strong track record in product innovation.
  The investment was made in March 1998, and is held by Permira European Fund, Permira UK III, Schroder Ventures International Life Sciences Fund and Asia Pacific Fund II as follows:


                                       Ordinary     Preference   Loan notes
                                       shares %       shares %            %
  Permira Europe I                         46.7           52.7         48.5
  Permira UK III                           15.0           16.6         15.3
  Schroder Ventures                         6.5            7.3          6.7
  International Life Sciences
  Fund
  Asia Pacific Fund II                     16.4           18.4         16.9
  Total                                    84.6           95.0         87.4


  Sirona Dental
  Systems Group
  (Germany)
  Type of investment        Fund's     Fund's cost       Value of       Income     Earnings(1)        Net     Value of
                        holding in   of investment     investment     received         GBP'000     assets      SVIIT's
                               the         GBP'000        GBP'000      GBP'000                    GBP'000     interest
                       company (%)                                                                             GBP'000
  Ordinary shares             85.0          27,507         33,787            0          32,634     50,486       17,095
  Preference shares           93.1          51,423         51,423
  Total                                     78,930         85,210

  (1)EBITDA.

  Sirona is a manufacturer of professional dental equipment with its own distribution network.
  The company is a total system provider of dental equipment and is recognised globally for providing high quality, technologically superior products covering nearly the entire product range for the dental practice. The company continues to restructure.
  The investment was made in November 1997, and is held by Permira Europe I, Permira German Buy-Outs 1992, Permira UK III, Permira UK Venture III, Permira UK Venture IV and Schroder Ventures International Life Sciences Fund as follows:


                                          Ordinary     Preference
                                          shares %       shares %
  Permira Europe I                            61.0           67.9
  Permira German Buy-Outs 1992                 5.1            5.4
  Permira UK Venture III                       1.7            1.8
  Permira UK Venture IV                        3.9            4.1
  Permira UK III                              10.2           10.7
  Schroder Ventures International              3.1            3.2
  Life Sciences Fund
  Total                                       85.0           93.1





  Kiekert
  (Germany)
  Type of               Fund's     Fund's cost        Value of       Income     Earnings(1)           Net     Value of
  investment        holding in   of investment      investment     received         GBP'000     assets(2)      SVIIT's
                           the         GBP'000         GBP'000      GBP'000                       GBP'000     interest
                   company (%)                                                                                 GBP'000
  Ordinary shares         59.7          21,108          21,108            0          58,327       140,923       13,579
  Loan notes              56.9          38,639          38,639
  Total                                 59,747          59,747

  (1)EBITDA
  (2)Net assets include shareholder loans which are part provided by the Funds.

  Kiekert is a supplier of locking systems for the automotive industry world wide. It has operated in this market since 1920.
  The investment was made in September 2000, and is held by Permira Europe II.

  Takko
  (Germany)
  Type of               Fund's     Fund's cost        Value of       Income     Earnings(1)           Net     Value of
  investment        holding in   of investment      investment     received         GBP'000     assets(2)      SVIIT's
                           the         GBP'000         GBP'000      GBP'000                       GBP'000     interest
                   company (%)                                                                                 GBP'000
  Ordinary shares         64.5          24,111          16,877            0          34,755        71,488       12,393
  Loan notes              79.6          56,282          39,397
  Total                                 80,393          56,274


  (1)EBITDA.
  (2)Net assets include shareholder loans which are part provided by the Funds.

  Takko is a retailer of fashionable "value for money" clothing targeting young family and women aged between 25 and 40. It runs over 520 stores in Germany and Austria.
  The investment was made in March 2000, and is held by Permira Europe I.




  XYMAX (Japan)
  Type of                 Fund's     Fund's cost        Value of        Income     Earnings(1)        Net     Value of
  investment          holding in   of investment      investment      received         GBP'000     assets      SVIIT's
                             the         GBP'000         GBP'000       GBP'000                    GBP'000     interest
                     company (%)                                                                               GBP'000
  Ordinary shares           10.9           8,237          51,557             0          18,197     29,553       10,467

  (1)EBITDA.

  XYMAX is a property management company managing over 250 office buildings mainly in the Tokyo and Osaka metropolitan area. XYMAX provides services to two different market segments: the sub-leasing market for small to medium sized building owners, and the property management market for institutional real estate investors.
  The investment was made in January 2000, and is held by The Japan Venture Fund III.

(e)  Material Developments since 31 December 2001

Peter Sedgwick stepped down from the Board with effect from 3 May 2002, having been a Director of SVIIT since its listing in May 1996. Andrew Sykes and Andrew Williams were appointed Directors of SVIIT on the same date and their details are listed below.

On 5 April 2002, 1,411,597 options over shares were granted under the Executive Share Option Plan to qualifying participants. Of these options over shares, 1,376,823 were granted at a price of GBP3.345 per share and 34,774 were granted at a price of GBP3.35 per share. Further details of options granted are set out in paragraphs 2(e) and 3(a) of Part VIII of this document.

On 21 March 2002, International Life Sciences Fund III, which is advised by Schroder Ventures Life Sciences, had a first closing with capital commitments of US$147.2 million from limited partners. SVIIT has agreed, in principle, to commit up to US$75 million to this new fund of which US$44.2 million was committed at first closing. The fund is scheduled to have a final closing before March 2003, by which time SVIIT may increase its commitment.

On 3 April 2002, Funds in which SVIIT invests announced a re-capitalisation of Homebase and as a result Permira has been able to return the majority of the cost of the acquisition to investors. Accordingly, SVIIT received approximately GBP14 million from this re-capitalisation. The valuation of Homebase, which was written up on a P/E basis from a cost of GBP20 million to GBP30.5 million at 31 December 2001 remains the same. Adjusting for this return of capital, the value of SVIIT's holding in Homebase is approximately GBP16.5 million, against an attributable cost of GBP6 million.

On 10 June 2002, it was announced that the Japan Venture Fund III had realised the majority of its holding in XYMAX, a property management company in Japan. SVIIT received approximately GBP9.5 million from this single realisation, representing approximately 50 per cent. of its total commitment to the Fund. The partial realisation of XYMAX valued SVIIT's total holding in the company, before the realisation, at GBP14.4 million, an uplift of GBP3.9 million to the December 2001 valuation and GBP12.6 million to cost.


3.   Directors and management structure

Details of the Directors, all of whom, other than Nicholas Ferguson and Andrew Williams, are non-executive, are set out below.



  John McLachlan       Aged 59. Retired as Group Investment Director of
  Chairman             United Assurance Group plc in August 1999. He is a
                       non-executive director of Invesco Income Growth Trust
                       Plc, House of Fraser Trustees 1994 Limited, Iceland
                       Foods Pension Scheme and Falcon Property Trust Limited.

  Nicholas Ferguson    Aged 53. Chairman of SVLL. He was Chairman of Schroder
  Chief Executive      Ventures and instrumental in its development since
                       1984. He has a degree in Economics from Edinburgh
                       University and an MBA from Harvard University, where he was a Baker Scholar. He first joined the Schroder
                       Group in 1971 and is a non-executive director of Schroders plc.

  John Govett          Aged 58. Retired as a director of Schroders plc in
                       April 1998, where he had been Schroder Group Managing
                       Director, investment management, and Chairman of Schroder Investment Management Limited. He joined the
                       Schroder Group in 1969 after obtaining a law degree from Oxford University and qualifying as a chartered accountant at Price Waterhouse. He is a non-executive director of Derby Trust p.l.c., Schroder Emerging
                       Countries Fund plc, Rio Tinto Pension Investments
                       Limited and Peel Hotels plc.

  Anthony Habgood      Aged 55. A graduate of Cambridge University and
                       Carnegie Mellon University. He was a director of The
                       Boston Consulting Group from 1977 to 1986. He was then appointed a director of Tootal Group PLC, subsequently becoming its chief executive until the company was taken over in 1991. He is Chairman of Bunzlplc.

  Edgar Koning         Aged 49. Executive Vice-President with AEGON Nederland
                       N.V. He has a degree in business engineering and administration from the Technical University of Eindhoven. He joined AEGON in 1981 and has held various senior management positions in the group.

  Denis Raeburn        Aged 58. Managing Director of the asset management
                       company Global Asset Management from 1986 to 2001. He was Chairman of Cellcom Limited from 1984 to 2000 and Managing Director of Sologlas AG from 1974 to 1983.
                       Prior to this, he was Deputy Managing Director of Sage
                       Holdings Limited. He has a Bachelor of Commerce from the University of Witwatersrand and an MBA from the University of Cape Town.

  Andrew Sykes         Aged 44. Director of Schroders plc and Chairman of
                       Schroder & Co. with responsibility for Schroders plc's
                       Private Equity, Property and Structured Products businesses. He is a member of the Group Management
                       Committee and is on the Investment Committee of the Schroder Private Equity Fund of Funds, which is advised by Schroder Ventures (London) Limited, SVIIT's operating subsidiary.

  Andrew Williams      Aged 50.Chief Executive of Schroder Ventures (London)
                       Limited and Managing Principal of Schroder Ventures
                       North America Inc. He joined Schroder Ventures in 1995 as Managing Director of Schroder Ventures Holdings
                       Limited and is a director of Schroder Private Equity
                       Funds plc and a member of the Investment Committee for the Schroder Private Equity Fund of Funds.


Both the Listing Rules and the Articles of Association require that the Board comprises a majority of Directors, including the Chairman, who are independent of Schroder Ventures and the Schroder Group, as defined in the Articles of Association which are summarised in paragraph 5 of Part VIII of this document. John McLachlan, John Govett, Anthony Habgood, Edgar Koning and Denis Raeburn are independent for the purposes of the Articles of Association. Any decision of the Board requires a simple majority vote; however, a majority of the Directors voting in favour of the decision must be independent Directors.

SVIIT intends to continue to comply with the principles of good governance and the code of best practice prepared by the Committee on Corporate Governance published in June 1998 (the "Combined Code"). Certain committees have been established by the Board to assist it in the management of SVIIT. The investment committee, which consists of a majority of independent Directors, assists the Board in monitoring SVIIT's portfolio. This committee is responsible for reviewing investment proposals for SVIIT, for giving investment recommendations to the Board and forimplementing the Board's decision as regards any investment. The committee has also considered ad hoc matters as appropriate. The SVLL team is responsible for monitoring and providing advice on investments to the committee.

The Board has also established an audit committee with formally delegated duties and responsibilities, which is comprised entirely of independent Directors. The audit committee was established with a view to ensuring that SVIIT maintains the highest standards of integrity, financial reporting and internal control. It also meets with representatives of Schroder Ventures or Permira and the company secretary and receives reports on the quality and effectiveness of the accounting records and management information maintained on behalf of SVIIT.

A nominations committee was established on 13 September 1999 pursuant to recommendations of the Combined Code, to make recommendations on the appointment of new Directors. A formal procedure for the appointment of new Directors is contained in the terms of reference of this committee.

The Board established a remuneration committee on 5 December 2000 which is, inter alia, responsible for establishing the remuneration of the Chief Executive and granting share options under the Executive Share Option Plan.

The total number of employees of, or persons seconded by SIM to, the SVIIT Group is currently 21. SVIIT has no employees. SVLL currently has 13 employees and 4 secondees from SIM (three of whom are Directors) and SVNA has 4 employees. On completion of the acquisitions of SVLL and SVNA on 18 June 2001, the number of persons employed by, or seconded by SIM to, the SVIIT Group was 16. Prior to that date, the SVIIT Group had no employees or secondees.


4.   Secretary, administration services and registrar

SVIIT has appointed SIM to provide company secretarial, accounting and administrative services. Under the terms of the agreement, SIM is entitled to receive an annual fee equal to the greater of GBP75,000 or the aggregate of (i)
0.12 per cent. per annum of the first GBP50 million of net assets, (ii) 0.06 per cent. per annum of the next GBP50 million of such net assets and (iii) 0.04 per cent. of the remaining net assets. The agreement is subject to a four-month notice period.

SIM is responsible for monitoring SVIIT's compliance with the conditions for approval by the Inland Revenue as an investment trust for tax purposes and with the Listing Rules.

SIM has delegated to SIM (UK) the provision of certain cash and currency management facilities. SIM(UK) receives remuneration for its services at a current rate of 0.10 per cent. per annum on cash balances up to GBP75 million,
0.05 per cent. per annum on the next GBP75 million and 0.03 per cent. thereafter subject to a minimum fee of GBP20,000. Under the terms of the secretarial agreement, SIM remains responsible for the cash management services provided by SIM (UK).

Lloyds TSB Registrars Scotland, of PO Box 28448, Finance House, Orchard Brae, Edinburgh EH4 1WQ, is the registrar of SVIIT, responsible for maintaining the register of Ordinary Shareholders. JPMorgan Chase Bank of Trinity Tower, 9 Thomas More Street, London E1W 1YT, is responsible for maintaining the register of Bondholders.


5.   Role and remuneration of Schroder Ventures or Permira

Certain Schroder Ventures or Permira entities advise the Funds in which SVIIT invests. These entities have undertaken to provide such information or services as are within their power and which are reasonably required to enable the Directors to manage the affairs of SVIIT and to enable the company secretary to perform its duties or that has been requested by the Directors or the company secretary to enable the company secretary to monitor SVIIT's ability to satisfy the conditions for approval as an investment trust under
Section 842.

Distributions from the Funds to SVIIT and to other investors in the Funds in respect of their Holdings will be after deduction or allocation of the appropriate remuneration due to Schroder Ventures or Permira. Details of this entitlement to remuneration is set out in paragraph 5 of Part III of this document.

6.   Investment trust status

In order to obtain exemption from corporation tax on chargeable gains SVIIT conducts itself with a view to being an approved investment trust for the purposes of Section 842.

The current conditions for a company to be approved by the Inland Revenue as an investment trust for tax purposes are set out in Section 842. Approval as an investment trust is obtained retrospectively for an accounting period and such approval is only obtained if the relevant conditions are satisfied throughout that accounting period. As is the case with all companies which are approved as investment trusts, there can be no guarantee in advance that retrospective approval for any accounting period will be given.

The last accounting period for which SVIIT has been treated as approved by the Inland Revenue as an investment trust is the accounting period ended on 30 June 2000. SVIIT has subsequently conducted its affairs so as to enable it to qualify for approval as an investment trust and expects to obtain approval from the Inland Revenue as an investment trust for subsequent accounting periods. In the event that SVIIT is not approved as an investment trust in respect of any accounting period, there would be no direct tax consequences for investors in SVIIT. The consequences for SVIIT itself would be that it would be liable for corporation tax on its chargeable gains.

SVIIT will not be liable to corporation tax on chargeable gains in respect of any accounting period for which it is approved as an investment trust as described above. The income of SVIIT will be subject to corporation tax in each of its accounting periods. Certain of SVIIT's investments are held via Delaware limited partnerships. As long as the Inland Revenue maintains its current view, SVIIT's disposal of any Holdings held via a Delaware limited partnership should be treated as giving rise to proceeds of a capital nature. However, it is possible that, as a result of a change in such view, SVIIT could be treated as receiving income (rather than capital proceeds) when it realises any of its Holdings held via a Delaware limited partnership.


7.   Income and capital gains recognition

SVIIT's income will continue to be derived mainly from shares and securities (that is, eligible investment income as defined in Section 842). A significant proportion of SVIIT's capital gains are derived from distributions in respect of its Holdings in the Funds. SVIIT accounts for such distributions by reference to the underlying source of the distribution. The Directors expect that future distributions to SVIIT in respect of its Holdings will be principally the net proceeds of realisations of investments held by the Funds and, therefore, will be treated as capital gains rather than income.

Distributions receivable by SVIIT which arise from dividends, interest and other revenue items through the Funds will be credited to SVIIT's revenue account when such income distributions are declared. Investment income arising from directly held investments of SVIIT will, in the case of dividends, be included as revenue in the period in which the due date for payment of the dividend arises and, in the case of interest income and interest payable, be treated on an accruals basis.

The proceeds, net of costs, from any realisations of SVIIT's investments, including distributions to it in respect of its Holdings which arise from realisations of investments held via the Funds, will be credited, when declared, to a non-distributable capital reserve.


8.          Dividend policy

In order to comply with the current conditions for approval as an investment trust, SVIIT is prohibited by its Articles of Association from distributing as dividends any capital surpluses arising from the realisation of its investments. Accordingly, any dividends paid by SVIIT will be funded out of its revenue account. It is intended that SVIIT will make sufficient dividend payments to ensure it is able to meet the current conditions for approval as an investment trust for tax purposes. The Directors expect that any returns for Shareholders will derive primarily from the capital appreciation of the Ordinary Shares rather than from the dividends paid on the Ordinary Shares.

In the absence of unforeseen circumstances, the Directors would expect to distribute any dividends to Shareholders in accordance with this policy each year. SVIIT's final dividend for the year ended 30 June 2001 was 1.80p per share and was paid on 26 November 2001 to Shareholders on the register as at 2November 2001.

9.   Future developments

The Directors have confidence in the long term future of SVIIT, based on the size and diversity of its portfolio, the nature of the Funds and their track record, and the prospects for the buy-out and development capital markets. The Directors believe that the diversified nature of SVIIT's portfolio and the number of underlying investments in the Funds significantly reduce the risks normally associated with making investments in the buy-out and development capital markets.

          PART III - INFORMATION ON SCHRODER VENTURES OR PERMIRA FUNDS

1.          Background

Members of the Schroder Group established Schroder Ventures in 1983, which has since developed into an international association of independent entities. At 31 December 2001, these combined independent entities had 11 offices world-wide, providing advisory or consultancy services to private equity funds.

In November 2001, Schroder Ventures Europe changed its name to Permira and the funds advised by Permira were also renamed. At 31 December 2001 Schroder Ventures or Permira advised a total of 24 buy-out and development capital funds with combined commitments of GBP4.5 billion.

The geographical spread of the Funds and their advisers as at 31 December 2001 is summarised below in Table 5.


Table 5: Geographic Location at 31 December 2001


  Region                                     Number of Funds      Total Committed Capital         Location of Advisers
                                                                               GBPmillion
  Asia                                                     5                          691     Hong Kong, India, Japan,
                                                                                                             Singapore
  Continental Europe                                       9                        2,847      France, Germany, Italy,
                                                                                                                 Spain
  North America/International (Life                        6                          568       Canada, United States,
  Sciences)                                                                                             United Kingdom
  United Kingdom                                           4                          346               United Kingdom
  Total                                                   24                        4,452


2.          Operation of the Funds

Operation

The Funds do not seek to take day-to-day management control of investee companies. However, in exceptional circumstances, Funds, through the exercise of shareholder rights, may take management control for a short period of time to facilitate a reorganisation or financial restructuring of the investment. Schroder Ventures or Permira work closely with the investee company throughout the life of the investment to assist it in achieving its full potential and to seek to maximise returns for the Funds. Some Funds consist of a single investment vehicle and others are structured as a number of investment vehicles, usually limited partnerships and/or unauthorised unit trusts. The general partner of a limited partnership in a Fund and the trustee of a unit trust, are responsible for the operation, management and administration of the investment vehicles comprising a Fund. They must act in accordance with common investment objectives and policies and are subject to the restrictions set out in the documents establishing the Fund.

The terms and conditions of the individual Funds differ, reflecting the investment focus of the Fund, the state of development of the market concerned at the time of formation of the Fund and the investment requirements of the Investors.

Advisory or consultancy services to the Funds are provided by Schroder Ventures or Permira entities wholly owned by their individual principals. Affiliates of Schroders plc act as general partner or manager to Funds launched prior to 1 January 2000. For Funds launched after 1 January 2000, entities connected with Schroder Ventures Limited act as general partner or manager.

The general partner or manager is responsible for the day-to-day management of the Fund and takes all the investment decisions. The general partner or manager, in turn, appoints and is advised by a local adviser or consultant to the Fund with experience in the relevant country, region or industry. The advisers and consultants have no authority to conduct negotiations resulting in legally binding obligations for, or in any way to bind, the Funds.

The custody and security of the assets of the Funds is maintained by the general partners of partnerships or the managers or trustees of unit trusts. These functions are performed either directly by entities affiliated with the general partner, manager or trustee or by delegation to professional independent investment managers. Where these controls are delegated, the responsible affiliate liaises closely with the independent managers and receives frequent reports. Internal control procedures are subject to an annual external audit.

Management contracts are typically terminable on six or 12 months' notice by either party.

Advisory committees

Each Fund has an advisory committee which comprises a majority of representatives of Investors in the Fund. The advisory committee is not involved in the management of the Fund but may be consulted by the general partner or the Fund's manager for advice on matters such as issues of policy, strategy and potential conflicts of interest, provided that the recommendations of the advisory committee in respect of such matters are recommendations only and the Fund's general partner or manager is not required to follow those recommendations. The advisory committee is not responsible for taking investment decisions. In some Funds, advisory committee approval is required for certain actions of the general partner or manager.

Investment policies

Despite the increasing globalisation of industry and commerce, significant national differences in business methods and business cultures remain, particularly in Europe. A key element of the Funds' investment philosophy is the use of local country advisers, many of whom are industry specialists.

While each of the individual Funds pursues the same investment objective of seeking above average returns for investors, each Fund has its own investment policies to achieve this. These policies are agreed with Investors at the time of the formation of the Fund and cannot be changed without the consent of Investors. To the extent that the Fund consists of several entities, the consent of each component entity is required before the investment policies can be changed. In some cases, however, Fund consent is measured by reference to Investors' consent according to capital committed across the whole Fund. Normally, a limited partnership can only change its investment policy with the consent of Investors holding at least 75 per cent. of its committed capital (and in certain cases with the consent of the general partner) and a unit trust can only change its investment policies with the sanction of 75 per cent. of the unitholders present and voting at a meeting for which a special quorum will apply. The terms of certain unit trusts, however, require the consent of holders of at least 75 per cent. in nominal value of units in addition to, or instead of, this sanction.

A key feature of the investment policies of each Fund is to achieve diversity of risk. Consequently, there are restrictions in the investment policies of each fund which limit the amount that can be invested in a single entity. In all the country or region-specific funds, a balanced portfolio in terms of industry sectors is sought with investment focusing on those sectors where there is particular expertise within the investment adviser. Both Schroder Ventures International Life Sciences Fund and Schroder Ventures International Life Sciences Fund II, which are industry-specific, are diversified between the United States andEurope.

Before making an investment, the general partner or investment manager of a Fund reviews the exit options which have been discussed with the management of the potential investee company. The investment consultant thereafter monitors the progress of the investee company and general economic conditions and works actively with the management to review, refine and implement the exit plan. Investments by the Funds in investee companies are typically realised three to seven years from the date of the original investment. Since most transactions will not be structured to provide for a liquidation of the investment before this time, it is possible that a Fund will not realise significant cash returns from the disposal of investments for several years from the Fund's inception.


Calls

Typically, an Investor in a Fund commits to subscribe a certain amount of capital to the Fund in return for units in unit trusts or interests in limited partnerships constituting the relevant Fund.

The adviser to the Fund reviews investment opportunities and recommends suitable investments to the Fund's manager or general partner in accordance with the investment policies of the Fund. If the manager or general partner decides the Fund should make an investment, further Calls are made to the Investors for payment of part or all of the outstanding committed capital. The committed capital of a Fund is typically called within five years.

The failure by an Investor in a Fund to pay a Call when due could result in that Investor being obliged to sell its existing interests at a discount of up to 25 per cent. of their value and/or in that Investor's existing interests in the Fund being diluted by up to 25 per cent. In the case of a unit trust, it could result in the units in respect of which the default occurred being forfeited. The Investor could also lose the right to participate in further investments made by the Fund.


Distributions

When an investment is realised or income from an investment is received, the capital realised or income received, after payment of expenses and Carried Interest (where appropriate) in accordance with the terms of the Fund, is generally distributed to the Investors in proportion to their Holdings. In certain limited circumstances, which may vary between Funds, capital realisations can be reinvested by the Fund. Investors generally receive distributions (principally the proceeds of capital realisations) both before and after the Fund becomes fully called. The end of the life of a Fund may be extended for a specified period to enable an orderly realisation of the Fund's investments. Alternatively, the Fund's investments could be distributed by way of a dividend in specie. Extension of the life of a Fund usually requires the consent of Investors holding, in total, interests of at least 75 per cent. in that Fund. If, towards the end of any such extension, there are still unrealised investments in the Fund, Investors may agree either to a further extension or a distribution in specie of the Fund's investments.

Restrictions on investments

Each Fund has investment restrictions to ensure that the Fund is run according to pre-determined investment policies. Certain levels of Investor consent are required to change any of the restrictions, including 100 per cent. approval from all Investors (including SVIIT in respect of its Holdings) for a change which would require more investment in the Fund or which might affect significantly the interests of the Investors in the Fund. These restrictions ensure that each Fund continues to be run solely for the benefit of all Investors equally. As SVIIT will not control any Fund, it will only be able to alter the investment policies of a particular Fund in which it is invested by acting in conjunction with other Investors.
In order to achieve diversity of risk, the Funds are restricted in the size of the investments which they can make. In addition, those Funds which are currently partly called, and therefore have further investment capacity, are usually prohibited from investing in property and other buy-out or development capital funds.


3.   Profile of the Funds

A profile of each of the 24 Funds in which SVIIT was invested at 31 December 2001, including the value of SVIIT's residual holding (excluding prior distributions) and the percentage of SVIIT's net asset value represented by each such holding, is given in Table 2 on page 9. All of the Funds have an original life of ten years unless otherwise stated. Further information on the historical performance of these Funds is given below.
Details of SVIIT's portfolio and SVIIT's investment in certain underlying portfolio companies, net of other costs and liabilities held at Fund level are given in section 2 of Part II of this document.


4.   Performance of the Funds

A measure of the historical performance of the funds advised by Schroder Ventures or Permira can be seen from a comparison of the weighted net IRR of the mature funds with the comparable weighted country stock market IRR. The methodology used in calculating IRRs for such funds is consistent with the British Venture Capital Association Guidelines. The bases for determining such IRRs are set out below. IRRs have not been included for the immature Funds as all cash outflows for investments occur in the early years of a fund and significant returns are usually generated only after a reasonable period of investment.

The aggregated weighted net IRR of the 23 mature funds advised by Schroder Ventures or Permira established since 1985 was 21.0 per cent. per annum at 31 December 2001 excluding Asia Pacific Trust, a fund which has not been managed by an affiliate of Schroders plc from inception. The comparable weighted country stock market IRR (with dividends reinvested) was 11.7 per cent. per annum. The nature of investment in unquoted companies means that the range of returns achieved on individual underlying portfolio companies is wide.



Among the most successful investments realised to date are: Charles Vogele (Germany), Across Wireless (Europe), Mitel Corporation (Canada), Singulus (Europe), Incyte Pharmaceuticals (U.S.) and JDL (Japan).

It should be noted that past performance is not necessarily a guide to the future and the value of investments can go down as well as up. IRRs for individual funds may vary significantly.

Notes:
1. The weighted IRRs of mature funds advised by Schroder Ventures or Permira since 1985 are calculated on the basis of actual distributions to and receipts from investors in those funds up to 31 December 2001 and the value to such investors of the remaining portfolio as at that date, less an estimate of Carried Interest.
2. All returns are stated before any taxation that may be payable by Investors.
3. All foreign currencies have been translated on 31 December 2001 at the exchange rates set out on page 80 of this document.


5.   Remuneration

The entitlement to remuneration is agreed with all Investors at the formation of each Fund and is embodied in its constitution. The remuneration takes the form of management fees, Carried Interest and, in some cases, fees payable by the investee companies.


Management fees

Management fees are generally paid quarterly in advance to the general partner or manager of the particular Fund on the basis set out in the documents constituting the Fund. In some Funds, there is a preferential drawing right instead of a management fee but, for ease of reference, both are referred to as management fees in this document.


Carried Interest

Individuals connected with Schroder Ventures or Permira and members of the Schroder Group are entitled to an allocation, as a Carried Interest, of an aggregate of 20 per cent. of the profits arising in each Fund. In some Funds performance hurdles must be met before Carried Interest is payable. The performance hurdles are established upon the formation of each Fund and are based on a range of criteria. These usually take the form of a specified IRR for Investors, which is generally in the range of 5 per cent. to 12 per cent. Profit for the purpose of determining Carried Interest is generally calculated using one of the following methods:

     (i) following the return to Investors of all capital they have subscribed and, if applicable, the achievement of the appropriate performance hurdle, Carried Interest is calculated as 20 per cent. of all subsequent distributions; or

     (ii) upon the realisation of an investee company, the IRR based on either the disposal of that company or all companies realised to date will be calculated. An allocation of Carried Interest is calculated as 20 per cent. of the excess of the investment proceeds over the cost of investment and, if applicable, the achievement of the appropriate performance hurdle.

In certain of the Funds which have performance hurdles the Carried Interest holders have a "catch-up" right whereby they receive all profit once the hurdle has been achieved until they have received 20 per cent. of the profit distributed to Investors.

All distributions from the Funds are after allocation of any Carried Interest (where appropriate) in accordance with the terms of the Fund. Distributions to SVIIT, in respect of its Holdings, will be on the same basis as distributions to other Investors.


Fees payable by investee companies

The advisers or consultants to the Funds may be entitled to directors' fees and/or transaction fees from certain investee companies of the Funds. Transaction fees are negotiated and the amount of any directors' fees reflect those payable to other directors on the relevant boards.


                  Part IV - Terms and Conditions of the Bonds

The following is the text of the terms and conditions of the Bonds which are endorsed on each Bond.

The GBP40,000,000 41/2 per cent. Subordinated Convertible Bonds due 2011 (the "Bonds", which expression shall in these Conditions, unless the context otherwise requires, include any further bonds issued pursuant to Condition 19 and forming a single series with the Bonds) of Schroder Ventures International Investment Trust plc (the "Issuer") are constituted by a trust deed (the "Trust Deed") dated 21 November 2001 between the Issuer and The Law Debenture Trust Corporation p.l.c. (the "Trustee") as trustee for the holders of the Bonds (the "Holders"). The issue of the Bonds was authorised pursuant to a written resolution of a duly appointed committee of the Board of Directors of the Issuer dated 19 November 2001 and a resolution of the Board of Directors of the Issuer dated 13 November 2001. The statements set out in these Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed. Copies of the Trust Deed and the registrar and paying agency agreement (the "Registrar Agreement") dated 21 November 2001 made between the Issuer, the Trustee and JPMorgan Chase Bank as registrar, paying agent and conversion agent (the "Registrar") are available for inspection during normal business hours by the Holders at the registered office for the time being of the Trustee, being at 21 November 2001 at Fifth Floor, 100 Wood Street, London EC2V 7EX. The Holders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Registrar Agreement applicable to them. Words and expressions unless otherwise defined in these Conditions shall have the meanings given to them in the Trust Deed.

1.    Form, Denomination and Title

1.1 The Bonds are in registered, certificated form and, subject to Condition 13, are transferable in amounts and integral multiples of GBP100,000. Title to the Bonds will pass by transfer and registration in accordance with Condition 13, the Trust Deed and the Registrar Agreement.

1.2 The Issuer and the Trustee may (to the fullest extent permitted by applicable law) deem and treat the person or persons in whose name any Bonds are registered as the absolute owner for all purposes and shall not be required to obtain any proof thereof or as to the identity of such person. All payments made to such person or persons shall be valid and, to the extent of the sums so paid, effective to satisfy and discharge the liability for the moneys payable upon such Bonds.

2.    Status and Subordination

      The Bonds constitute direct and unsecured obligations of the Issuer, subordinated as referred to below and the rights and claims of Holders against the Issuer rank pari passu without any preference among themselves. The rights and claims of the Holders will, in the event of the winding up of the Issuer, be subordinated in right of payment in the manner provided in the Trust Deed to all Senior Liabilities of the Issuer.

3.    Interest

3.1   Rate of interest

      The Bonds bear interest from (and including) 21 November 2001 (the "Closing Date") at the rate of41 2 per cent. per annum (subject to the withholding or deduction of any taxation in the United Kingdom required to be withheld or deducted at source).

3.2   Payment of Interest

      Such interest will be payable (subject to any withholding or deduction as aforesaid) in arrear on 21 November in each year (an "Interest Payment Date").

      Whenever it is necessary to compute an amount of interest in respect of any Bond for a period of less than a full year such interest will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and in the case of an incomplete month, the actual number of days elapsed (not being more than 30 days).


3.3   Interest accrued
      Subject to Condition 5.11 below, interest will cease to accrue on the Bonds from (and including) the due date of redemption thereof unless payment of principal or interest in respect thereof is improperly withheld or refused or unless default is otherwise made in respect of payment. In any such event, interest will continue to accrue (after as well as before any judgment) as provided in the Trust Deed.

4.    Redemption and purchase

4.1   Final Redemption

      Unless previously redeemed, converted or purchased and cancelled as provided below, the Bonds will be redeemed at their principal amount on 21 November 2011 (the "Final Redemption Date").

4.2   Redemption at the option of the Issuer
      (A) The Issuer may, at any time on giving not less than 21 days' notice (which notice shall include the date fixed for such redemption
            (the "Exercise Date")) to the Holders (the"Call Option"), redeem some, on a pro rata basis between Holders, or all of the Bonds at their principal amount plus accrued and unpaid interest thereon to, and including, the date fixed for redemption if:

            (i) at any time on or after 21 November 2004, the Average Closing Price is equal to or greater than 130 per cent. of the Conversion Price; or
            (ii) 85 per cent. or more of the issued Bonds (determined by reference to principal amount) shall have been converted, redeemed or purchased and cancelled;

            PROVIDED THAT if the principal amount of Bonds to be redeemed in respect of a single Holder is not GBP100,000 or an integral multiple thereof, then the principal amount of Bonds to be redeemed from that Holder shall be rounded up to the nearest GBP100,000.

      (B) Upon the expiration of any such notice, the Issuer shall be bound to redeem the principal amount of the Bonds to which such notice relates at their principal amount with interest accrued to, and including, the date fixed for redemption.

4.3   Election by Holder

      If the Issuer exercises a Call Option in accordance with Condition 4.2 above, a Holder may, prior to the Exercise Date, elect in writing to the Issuer to convert its Bonds being the subject of the Call Option into Ordinary Shares.

4.4   Redemption Notices

      All notices given to Holders by or on behalf of the Issuer pursuant to Condition 4.2 above shall specify the Conversion Price as at the date of the notice, the Closing Price per Ordinary Share as at the latest practicable date prior to the publication of the notice and the aggregate principal amount of the outstanding Bonds as at the latest practicable date prior to the publication of the notice.

4.5   Purchases
      (A) The Issuer or any of its Subsidiaries or any person acting in concert (which expression shall have the meaning given to it by the City Code on Takeovers and Mergers) with them may at any time purchase Bonds in any manner and at any price. If purchases are made by tender, tenders must be made available to all Holders alike.

      (B) Bonds purchased pursuant to this Condition 4 may be cancelled, may be held by the purchaser for cancellation at a later date or may be reissued or resold but, so long as such Bonds are held by the purchaser, the purchaser may not cast any votes thereon and such Bonds shall not be deemed to be outstanding for the purposes of Condition 8.4 or for the purposes any quorum calculations pursuant to Condition 14.

4.6   Cancellation

      All Bonds redeemed pursuant to this Condition 4 or converted pursuant to Condition 5 will be cancelled forthwith and may not be reissued or resold.


5.   Conversion

5.1  Period and Price for Conversion

     (A) Subject as hereinafter provided, a Holder at any time has the right (the "Conversion Right") subject to compliance with these Conditions and to any applicable fiscal or other laws or regulations, to convert the principal amount of his Bonds into Ordinary Shares of the Issuer. The price at which Ordinary Shares shall be issued upon conversion shall initially be 410p per Ordinary Share, such price being subject to adjustment as provided below (and such price being hereinafter called the "Conversion Price"). Subject to Condition 5.3, the number of Ordinary Shares to be issued on exercise of a Conversion Right shall be calculated by dividing the principal amount of Bonds being converted by the Conversion Price.

     (B) If there shall be default in making payment in full in respect of any Bonds called for redemption pursuant to these Conditions, on the date fixed for redemption thereof, the Conversion Right attaching to such Bonds shall continue to be exercisable up to and including the date upon which, the full amount of the moneys payable in respect of such Bonds shall have been duly received by the Registrar or the Trustee, and notice of such receipt shall have been given to the Holders.

     (C) Without prejudice to the provisions of Condition 5.1(A) no Holder shall be able to exercise his Conversion Right after the date seven days before the due date of redemption of the relevant Bonds. The period from the due date hereof to such date is herein referred to as the "Conversion Period".

     (D) No fraction of an Ordinary Share will be issued on conversion. However, if more than one Bond shall be deposited for conversion at any one time by the same Holder, the number of Ordinary Shares to be issued upon conversion thereof shall be calculated on the basis of the aggregate principal amount of the Bonds to be converted.

     (E) Ordinary Shares arising on conversion will be allotted as at, and within 14 days after, the Conversion Date (determined as provided in Condition 5.2) in the name of the Holder completing the notice of conversion or his nominee and will rank pari passu with the Ordinary Shares in issue on the relevant Conversion Date, save that they will not be entitled to any dividends or other distributions declared, made or paid either in respect of any financial period ended prior to such Conversion Date or by reference to a record date prior to such Conversion Date.

5.2   Procedure for Conversion

      (A) The Conversion Right attaching to any Bonds may be exercised by the Holder delivering prior to the expiry of the Conversion Period a duly signed and completed notice of conversion (in the form for the time being current and available at the specified office of any Conversion Agent) at the specified office of any Conversion Agent. The "Conversion Date" shall be the Business Day (as defined in the Trust Deed) next following the date on which the duly signed and completed notice of conversion shall have been so delivered and all (if any) of the payments referred to below required to be made by the Holder shall have been made. A Holder delivering a Bond for conversion must pay any taxes and capital, stamp, issue and registration duties arising on conversion (other than any capital, stamp, issue and registration duties payable in the United Kingdom by the Issuer in respect of the allotment and issue of Ordinary Shares on conversion) and such Holder must pay all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond in connection with such conversion.

      (B) If the Ordinary Shares are then a participating security in a relevant system, unless The Uncertificated Securities Regulations 1995 as amended from time to time (the "Regulations") and the rules of the relevant system concerned otherwise require and unless otherwise specified by the Bondholder, the Ordinary Shares to be issued on conversion of a Bond shall be allotted and issued in certificated form. Certificates (if certificates for Ordinary Shares are then generally being issued) for Ordinary Shares issued on conversion will be despatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) within one month after the Conversion Date. Ordinary Shares to be issued in uncertificated registered form shall be credited by the Company to the account with a relevant system of the person or persons designated in the relevant notice of conversion. The term "relevant system" has the meaning given to it in the Regulations.

      (C) A notice of conversion once delivered shall be irrevocable provided that a notice of conversion shall have no effect if the exercise of the Conversion Right covered by it would result in the person acquiring the Ordinary Shares on conversion (or any person acting in concert within the meaning of the City Code on Takeovers and Mergers) becoming obliged to make an offer for the Company under Rule 9 of the City Code on Takeovers and Mergers.

      (D) The name and specified office of the initial Conversion Agent are set out at the end of this document. The Issuer reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Conversion Agent and to appoint other or further Conversion Agents, provided that it will at all times maintain a Conversion Agent having a specified office in London. Notice of any such termination or appointment and of any change in the specified office of the Conversion Agent will be given to the Holders in accordance with these Conditions.


5.3   Adjustments to the Conversion Price

      (A) Subject to Conditions 5.5 and 5.6 the Conversion Price is subject to adjustment as follows:

             (i)    If:

                    (1) the net asset value per Ordinary Share as at 31 December 2001 as published in the interim report and accounts of the Issuer for the 6 month period ending 31 December 2001 (the "December NAV") is less than 407p; or

                    (2) the net asset value per Ordinary Share as at 30 June 2002 as published in the annual report and accounts of the Issuer for the year ending 30 June 2002 (the "June NAV") is less than 407p;

                    the Conversion Price shall be reduced with effect from the date which is 21 days after publication of the said annual report and accounts for the year ending 30 June 2002 by the greater of:

                    (a)    the difference between 407p and the June NAV; and
                    (b)    the difference between 407p and the December NAV.

             (ii) If and whenever there shall be an alteration in the nominal value of the Ordinary Shares by reason of consolidation or sub-division, the Conversion Price shall be adjusted in relation to subsequent conversions of the Bonds by multiplying it by a fraction of which the numerator shall be the nominal value of one Ordinary Share immediately after such alteration and of which the denominator shall be the nominal value of one Ordinary Share immediately before such alteration and such adjustment shall become effective immediately after such alteration takes effect.

             (iii) If and whenever the Issuer shall issue (otherwise than pursuant to Condition 5.3(A)(vii) or to any of the transactions described in Condition 5.3(A)(iv) and Condition 5.3(A)(viii) below) wholly for cash any additional Ordinary Shares (other than Ordinary Shares issued upon conversion of the Bonds or issued pursuant to subscription by the Trustee) at a price per Ordinary Share which is less than the Closing Price per Ordinary Share on the dealing day last preceding the date of announcement of the issue of such additional Ordinary Shares, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue by multiplying the Conversion Price in effect immediately prior to the issue of such additional Ordinary Shares by a fraction of which the numerator shall be the number of Ordinary Shares outstanding immediately prior to the issue of such additional Ordinary Shares plus the number of Ordinary Shares which the aggregate consideration receivable for the issue of such additional Ordinary Shares (determined as provided in Condition 5.3(B)(i) below) would purchase at such Closing Price per Ordinary Share and of which the denominator shall be the number of Ordinary Shares outstanding immediately after the issue of such additional Ordinary Shares. Such adjustment shall become effective as at the date upon which such additional Ordinary Shares shall be issued.

             (iv)   (a)     If and whenever the Issuer or any other entity at
                            the request or with the agreement of the Issuer shall issue (otherwise than pursuant to Condition
                            5.3(A)(vii) below) wholly for cash any securities
                            (other than any Further Bonds forming a single series with the Bonds) which by their terms are convertible into or exchangeable for, or carry rights of subscription for, Ordinary Shares and the consideration per Ordinary Share receivable by the Issuer upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities (determined as provided in Condition
                            5.3(B)(ii) below) shall be less than the Closing
                            Price per Ordinary Share on the dealing day last preceding the date of announcement of the issue of such securities, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue by multiplying the Conversion Price in effect immediately prior to the issue of such securities by a fraction of which the numerator shall be the number of Ordinary Shares outstanding on such date of issue plus the number of Ordinary Shares which the aggregate consideration receivable by the Issuer for such securities
                            (determined as provided in Condition 5.3(B)(ii) below) would purchase at such Closing Price per Ordinary Share and of which the denominator shall be the number of Ordinary Shares outstanding on such date of issue plus the number of Ordinary Shares to be issued upon conversion or exchange of such convertible or exchangeable securities or upon exercise of such rights of subscription attached thereto at the initial conversion, exchange or subscription price or rate. Such adjustment shall become effective as at the date upon which such securities shall be issued.


                    (b) If and whenever the rights of conversion or exchange or subscription attached to any such securities as are referred to in section (iv) of this Condition are modified so that the consideration per Ordinary Share receivable by the Issuer upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities (determined as provided in Condition 5.3(B)(ii) below) shall be less than the Closing Price per Ordinary Share on the dealing day last preceding the date of announcement of the proposals to modify such rights of conversion or exchange or subscription, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such modification by multiplying the Conversion Price in effect immediately prior to such modification by a fraction of which the numerator shall be the number of Ordinary Shares outstanding on such date of modification plus the number of Ordinary Shares which the aggregate consideration receivable by the Issuer for such securities (determined as provided in Condition 5.3(B)(ii) below) would purchase at such Closing Price per Ordinary Share and of which the denominator shall be the number of Ordinary Shares outstanding on such date of modification plus the number of Ordinary Shares to be issued upon conversion or exchange of such securities or upon exercise of such rights of subscription attached thereto at the modified conversion, exchange or subscription price or rate. Such adjustment shall become effective as at the date upon which such modification shall take effect. A right of conversion, exchange or subscription shall not be treated as modified for the foregoing purposes where it is adjusted to take account of rights and capitalisation issues and other events normally giving rise to adjustment of conversion terms or provisions similar to that in Condition 5.3(A)(i).

             (v) If and whenever the Issuer shall capitalise any amount of profits or reserves and apply the same in paying up in full the nominal value of any Ordinary Shares to be issued to the holders of Ordinary Shares or to any of them, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue by multiplying it by a fraction of which the numerator shall be the aggregate nominal amount of the issued Ordinary Shares immediately before such issue and of which the denominator shall be the aggregate nominal amount of the issued Ordinary Shares immediately after such issue and such adjustments shall become effective as at the date upon which such additional Ordinary Shares shall be issued.

             (vi) If and whenever the Issuer shall make any Capital Distribution to the holders of Ordinary Shares then, except where the Conversion Price falls to be adjusted under Condition 5.3(A)(v) above, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such Capital Distribution by multiplying it by a fraction of which the numerator shall be the Closing Price per Ordinary Share on the Operative Date and the denominator shall be the Closing Price per Ordinary Share on the dealing day last preceding the Operative Date. Such adjustment shall become effective as at the date on which the Capital Distribution is actually made.

             (vii) If and whenever the Issuer shall issue any Ordinary Shares by way of rights to the holders of Ordinary Shares or shall grant any options or warrants to the holders of Ordinary Shares entitling them to subscribe for or purchase Ordinary Shares at, in any such case, a price per Ordinary Share less than the Closing Price per Ordinary Share on the dealing day last preceding the date of announcement of the terms of such issue or grant, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue or grant by multiplying the Conversion Price in effect immediately prior to such date of announcement by a fraction of which the numerator shall be the number of Ordinary Shares outstanding on such date of announcement plus the number of Ordinary Shares which the aggregate amount payable for such rights, options or warrants and for the total number of Ordinary Shares comprised therein would purchase at such Closing Price per Ordinary Share and of which the denominator shall be the number of Ordinary Shares outstanding on such date of announcement plus the aggregate number of additional Ordinary Shares issued or, as the case may be, comprised in the grant. Such adjustment shall become effective as at the date of issue of the Ordinary Shares or the date of grant of the options or warrants (as the case may be).

             (viii) If and whenever the Issuer shall issue any securities by way of rights to the holders of Ordinary Shares or shall grant any options or warrants to the holders of Ordinary Shares entitling them to subscribe for or purchase any securities by way of rights (whether in any such case such securities are of the Issuer or any other entity, but excluding any issue or grant which may result in an adjustment of the Conversion Price pursuant to Condition 5.3(A)(vii) above), the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue or grant by multiplying the Conversion Price in effect immediately prior to the date of the announcement of such issue or grant by the fraction:

                                              A - B
                                                A
                    where:

                    A is the Closing Price per Ordinary Share on the dealing day last preceding such date of announcement; and

                    B is the fair market value as at such date of announcement (as determined in good faith by a merchant or investment bank in London selected by the Issuer and approved by the Trustee) of the portion of the rights attributable to one Ordinary Share.

                          Such adjustment shall become effective as at the date of issue of the securities or the date of grant of the options or warrants (as the case may be).

             (ix) Where the circumstances giving rise to any adjustment pursuant to this Condition 5.3 have already resulted or will result in an adjustment to the Conversion Price or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Conversion Price or where more than one event which gives rise to an adjustment to the Conversion Price, occurs within such a short period of time that, in the opinion of the Auditors, a modification to the operation of the adjustment provisions is required to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be determined by the Issuer and approved in writing by the Trustee to be in its opinion appropriate to give the intended result.

             (x) If any doubt shall arise as to the appropriate adjustment to the Conversion Price, a certificate of the Auditors in respect of such adjustment to the Conversion Price shall be conclusive and binding on all concerned, save in the case of manifest or proven error.

      (B) For the purposes of any calculation of the consideration receivable pursuant to Conditions 5.3(A)(iii) and 5.3(A)(iv)(b) above, the following provisions shall be applicable:

            (i) in the case of the issue of Ordinary Shares for cash, the aggregate consideration receivable shall be the amount of such cash, provided that in no case shall any deduction be made for any commissions or any expenses paid or incurred by the Issuer for any underwriting of the issue or otherwise in connection therewith; and

            (ii) in the case of the issue of securities convertible into or exchangeable for, or carrying rights of subscription for, Ordinary Shares (a) the aggregate consideration receivable by the Issuer therefor shall be deemed to be the consideration received or receivable by the Issuer for any such securities plus the additional minimum consideration (if any) to be received by the Issuer or the issuer upon conversion or exchange thereof, or upon exercise of such rights of subscription attached thereto (the consideration in each case to be determined subject to the proviso in (A) immediately above) and (b) the consideration per Ordinary Share receivable by the Issuer upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities shall be such aggregate consideration (translated into pounds sterling, if expressed in a currency other than pounds sterling, at such rate of exchange as may be determined by a bank approved by the Trustee to be the spot rate ruling at the close of business on the date of issue of such securities) divided by the number of Ordinary Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate.


      (C) If the Conversion Date in relation to any Bonds shall be after the record date for any such issue, distribution or grant (as the case may be) as is mentioned in Conditions 5.3(A)(v) to 5.3(A)(viii) inclusive of this Condition or any such issue as is mentioned in Condition 5.3(A)(iii) or 5.3(A)(iv)(a) of this Condition which is made to the holders of Ordinary Shares or any of them but before the date of issue of the Ordinary Shares or other securities (in the case of Conditions 5.3(A)(iii), 5.3(A)(iv)(a) and 5.3(A)(v)), before the date that the Capital Distribution is actually made (in the case of Condition 5.3(A)(vi)) or before the date on which the issue or grant is made (in the case of Condition 5.3(A)(viii)), the Issuer shall procure that there shall be issued to the converting Holder or in accordance with the instructions contained in the notice of conversion (subject to any applicable laws or other regulations) such additional number of Ordinary Shares as, together with the Ordinary Shares issued or to be issued on conversion of the relevant Bonds, is equal to the number of Ordinary Shares which would have been required to be issued on conversion of such Bonds if the relevant adjustment (more particularly referred to in the said sub-paragraphs) to the Conversion Price had in fact been made immediately after the relevant record date. Such additional Ordinary Shares will be allotted as at, and within 28 days after, the relevant Conversion Date and certificates for such Ordinary Shares will be despatched within 28 days after the relevant issue, distribution or grant.

5.4 No adjustment will be made if it would result in an increase in the Conversion Price (otherwise than by reason of a consolidation of Ordinary Shares pursuant to Condition 5.3(A)(ii)).

5.5 Notwithstanding any other provision of these Conditions, no adjustment will be made to the Conversion Price when Ordinary Shares or other securities (including rights, warrants or options) are issued, offered or granted to employees or secondees (including Directors holding executive office) of the Issuer or any subsidiary or any associated company or joint ventures of the Issuer pursuant to any employees' share scheme (as defined in section 743 of the Companies Act 1985 of Great Britain) (or an equivalent scheme which is extended to secondees), or in respect of any offer or issue of, or grant of rights to subscribe for, Ordinary Shares in lieu of the whole or part of a cash dividend (where the cash dividend would not have constituted a Capital Distribution) save to the extent that the value of such Ordinary Shares, as determined by a merchant or investment bank in London of international repute, selected by the Issuer and approved in writing by the Trustee, exceeds the value of such cash dividend.

5.6 On the calculation of any adjustment, the resultant Conversion Price shall be rounded down to the nearest 1p. No adjustment will be made to the Conversion Price where such adjustment would be less than one per cent.
      of the Conversion Price then in effect. Any adjustment not required to be made and any amount by which the Conversion Price has been rounded down will be carried forward and taken into account in any subsequent adjustment as if the same had been made or had not been rounded down. No adjustment will be made to the Conversion Price to the extent the adjustment would result in the Ordinary Shares being issued at less than their nominal value. Holders will be given notice promptly of all adjustments in accordance with Condition 18.

5.7 If the Issuer (after consultation with the Trustee) or the Trustee (after consultation with the Issuer) determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in Condition 5.3, the Issuer shall, at its own expense and acting reasonably, request a financial adviser, selected by the Issuer and approved in writing by the Trustee, acting as an expert and not an arbitrator, to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination.

5.8   (A)    If, so long as the Conversion Right in respect of any of the Bonds remains exercisable, an effective resolution is passed or an order of a court of competent jurisdiction is made that the Issuer be wound up or dissolved (otherwise than for the purposes of a reconstruction, merger or consolidation the terms whereof have previously been approved in writing by the Trustee or by an Extraordinary Resolution), notice thereof shall forthwith be given to the Holders in accordance with these Conditions and each Holder shall (whether or not the Conversion Right attaching to his Bonds is then otherwise exercisable) be entitled at any time after the passing of such resolution or (as the case may be) the making of such order until the expiration of six weeks after the date of such notice (but not thereafter) to elect (by delivering as aforesaid a notice of conversion duly signed and completed and otherwise complying with this Condition) to be treated as if his Bonds had been converted at the date of the passing of such resolution or (as the case may be) the making of such order.
             Subject as provided in this paragraph, the Conversion Right shall lapse in the event of a resolution being passed or an order of a court of competent jurisdiction being made that the Issuer be wound up or dissolved (otherwise than as aforesaid). Interest in respect of any Bonds treated as so converted shall cease to accrue as from the date of the passing of such resolution or (as the case may be) the making of such order.


      (B) If the Trustee shall give notice to the Issuer that the Bonds are immediately due and repayable otherwise than because of the passing of an effective resolution or the making of an order of a court of competent jurisdiction for the winding up or dissolution of the Issuer, notice of such fact shall be given by the Issuer to the Bondholders in accordance with these Conditions and each Bondholder shall (whether or not the Conversion Right attaching to his Bond is then otherwise exercisable) be entitled at any time after the date on which the Bonds become so due and repayable until the expiry of six weeks after the date of such notice (but not thereafter) (by delivering as aforesaid a notice of conversion duly signed and contemplated and otherwise complying with this Condition), in lieu of having his Bond repaid, to exercise the Conversion Right pursuant to such provisions in respect of such Bond as at the date of such notice by the Trustee. Subject as provided in this paragraph, the Conversion Right shall lapse in the event that the Trustee shall give notice to the Issuer that the Bonds are immediately due and repayable (otherwise than as aforesaid). Interest on any Bonds so converted shall cease to accrue as from the date of such notice by the Trustee.

5.9 Ordinary Shares will not be available prior to the "abolition day" as defined in section 111(1) of the Finance Act 1990 of the United Kingdom for issue upon conversion of any Bond or upon subscription by the Trustee
      (A) to, or to an agent or nominee for, Euroclear, Clearstream Luxembourg, Depository and Clearing Centre or any other person providing a clearance service within the meaning of section 96 of the Finance Act 1986 of the United Kingdom or (B) to, or to an agent or nominee for, a person whose business is or includes issuing depositary receipts within the meaning of section 93 of the Finance Act 1986 of the United Kingdom.

5.10 The Trust Deed provides that the Trustee may at its absolute discretion (and without any responsibility for any loss occasioned thereby), after the seventh day immediately prior to the date fixed for redemption from time to time of any of the Bonds, and up to but excluding the date fixed for such redemption elect to apply the principal in respect of such of the Bonds due for redemption on such date (other than Bonds in respect of which (A) a Conversion Right has been exercised by the Holder under these Conditions or (B) the Holder has on or prior to the seventh day prior to such date of redemption given written notification to the Trustee in accordance with Clause 4.2 of the Trust Deed that it does not wish the Trustee to apply the principal of such Holder's Bonds to subscribe for Ordinary Shares in accordance with the discretion granted to the Trustee in this Condition 5.10) (in this Condition 5.10 referred to as the "Unexercised Bonds") in subscribing that number of Ordinary Shares into which the Unexercised Bonds would have been converted had they been converted on the seventh day prior to such redemption date (after making any appropriate adjustments to the Conversion Price in respect of transactions since that day) if the Trustee is satisfied that (i) the net proceeds of sale of the Ordinary Shares arising from such subscription (disregarding any liability (other than a liability which may be recovered from the Trustee) to taxation consequent thereon) would be likely to exceed the principal and interest which would otherwise be payable in respect of the Unexercised Bonds and (ii) all (if any) necessary consents have been obtained. No interest shall accrue from the Interest Payment Date immediately preceding such redemption date in respect of such Unexercised Bonds. The Ordinary Shares allotted on such subscription shall be sold by, or on behalf of, the Trustee as soon as practicable and (subject to any necessary consents being obtained and to the deduction by the Trustee of an amount equal to any taxation which may be recovered from the Trustee and any costs incurred by the Trustee on such allotment and sale) the net proceeds of sale shall be paid to the Registrar for distribution rateably to the holders of the Unexercised Bonds. Payments will be made in accordance with Condition 7.

5.11 Ordinary Shares allotted on conversion will be fully paid and will rank pari passu in all respects with the fully paid Ordinary Shares in issue on the Conversion Date, except that the Ordinary Shares so allotted will not rank for any dividend or other distribution declared or paid or made by reference to a record date for the payment of a dividend or other distribution with respect to the Ordinary Shares prior to such Conversion Date or in respect of any financial period ended prior to such Conversion Date. No payment or adjustment shall be made on conversion for any interest accrued on the relevant Bonds since the last Interest Payment Date preceding the Conversion Date relating to such Bonds (or, if such Conversion Date falls before the first Interest Payment Date, since the Closing Date).


6.   Stock Exchange listing

6.1 The Issuer may, but will have no obligation to, list the Bonds on any Recognised Stock Exchange. If the Bonds are listed on a Recognised Stock Exchange, the Issuer will thereafter use all reasonable endeavours to maintain such listing.

6.2 The Issuer shall use all reasonable endeavours to ensure that the Ordinary Shares issued upon conversion of any Bonds shall be admitted to the Official List by the UK Listing Authority and will be listed, quoted or dealt in on any other stock exchange or securities market on which the Ordinary Shares may then be listed or quoted or dealt in and will thereafter use all reasonable endeavours to maintain such listing, quotation or dealing (as the case may be).


7.   Payments

7.1 Payment of principal and interest in respect of Bonds will be made to the persons shown on the Register at the close of business on the day falling fourteen days prior to the date on which the relevant payment is due (the "Record Date"). Such payments will be made by transfer to a sterling bank account specified by the Holder unless the Holder has requested that payment is made by sterling cheque posted to the Holder at his registered address on the business day prior to the due date for payment. All payments in respect of the Bonds will be made subject to such (if any) other provisions as are set out in these Conditions and the Trust Deed and to any fiscal or other laws and regulations applicable in the place of payment but without prejudice to the provisions of Condition 11.

7.2 If, in the case of payment by transfer as referred to above, the due date for payment of any amount of principal or interest is not a business day, then payment shall be made on the next following business day and Holders shall not be entitled to any further interest or other payment in respect of any such delay. In this paragraph, "business day" means, in relation to any place, any day (not being a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in London.


8.   Events of Default and Enforcement

8.1 If an effective resolution is passed, or an order of a court of competent jurisdiction is made, for the Insolvency of the Issuer (otherwise than for the purposes of a consolidation, amalgamation, merger or reconstruction the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution or by a court of competent jurisdiction under which the continuing corporation or the corporation formed as a result of such consolidation, amalgamation, merger or reconstruction effectively assumes the entire obligations of the Issuer in respect of the Bonds), the Bonds shall automatically thereby forthwith become, immediately due and repayable at their principal amount together with accrued interest as provided in the Trust Deed without the requirement for any notice thereof by the Trustee or the Bondholders.

8.2 If a default is made for a period of seven days or more in the payment of any principal due in respect of the Bonds or the payment of an amount equal to the net proceeds of sale of any Relevant Bonds pursuant to Condition
     13.5 or for a period of 14 days or more in the payment of any interest due in respect of the Bonds, the Trustee may, subject as set out in Condition 8.4, institute proceedings for the Insolvency of the Issuer.

8.3 Without prejudice to Conditions 8.1 and 8.2 above if default is made in the performance or observation by the Issuer of any obligation, condition or provision under the Bonds or the Trust Deed (other than any obligation for the payment of any amount due in respect of the Bonds) or if any event occurs or any action is taken or fails to be taken which is (or, but the provisions of any applicable law, would be) a breach of any of the covenants or provisions of the Trust Deed or the Bonds then the Trustee may, subject as set out in Condition 8.4, institute such proceedings against the Issuer as it may think fit or as it shall be directed or requested pursuant to Condition 8.4 in order to enforce such obligation, condition, provision or covenant provided that the Issuer shall not as a consequence of such proceedings be obliged to pay any sum or sums representing or measured by reference to principal or interest in respect of the Bonds sooner than the same would otherwise have been payable by it. Such proceedings may only be instituted if a default thereunder by the Issuer is not remedied (where, in the opinion of the Trustee, such default is capable of being remedied) within 30 days after notice requiring such default to be remedied has been given by the Trustee to the Issuer.


8.4 The Trustee shall not be bound to institute any of the proceedings or take any other action referred to in Conditions 8.2 or 8.3 or to take any other action under the Trust Deed unless (A) it shall have been so directed by an Extraordinary Resolution of the Holders or so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding and (B) it shall have been indemnified to its satisfaction.

8.5 No Holder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to do, fails to do so within a reasonable period and such failure shall be continuing. No Holder shall be entitled to institute proceedings for the Insolvency of the Issuer unless the Trustee, having become bound to proceed against the Issuer as aforesaid, fails to do so or, being able and bound to prove in any Insolvency of the Issuer fails to do so, in which case such Holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), himself institute proceedings for the Insolvency of the Issuer and/or prove in any Insolvency of the Issuer to the same extent (but not further or otherwise) that the Trustee would have been entitled to do so in respect of the Bonds.

8.6 No remedy against the Issuer, other than as specifically provided by this Condition 8, shall be available to the Holders, whether for the recovery of amounts owing under the Bonds or in respect of any breach by the Issuer of any of its obligations under the Bonds or any of the provisions of the Trust Deed.


9.   Purchase of own shares

     The Trust Deed contains authority for the Issuer to exercise such rights as it may from time to time enjoy to purchase its own shares throughout the life of the Bonds without being required to obtain the prior sanction of Holders and without further reference to them.


10.  Taxation

     All payments in respect of the Bonds shall be made without withholding, or deduction of, or on account of, any taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or in the United Kingdom or by any authority thereof or therein having power to tax (together "Taxes"), unless such withholding or deduction is required by law in which case payments will be made net of any such Taxes. The Issuer will not be obliged to gross up on account of any such Taxes.


11.  Prescription

11.1 The Issuer shall be discharged from its obligation to pay principal on any Bonds to the extent that a cheque which has been duly despatched in sterling remains uncashed at the end of the period of 10 years from the Relevant Date in respect of such payment. The Issuer shall be discharged from its obligation to pay interest on any Bonds to the extent that a cheque which has been duly despatched in sterling remains uncashed at the end of the period of five years from the Relevant Date in respect of such payment.

11.2 For this purpose, the "Relevant Date" in respect of any payment means the date on which such payment first becomes due and payable but, if the full amount of the moneys payable on such date has not been received by the Registrar or the Trustee on or prior to such date, the "Relevant Date" means the date on which such moneys shall have been so received and notice to that effect shall have been given to the Holders by the Issuer in accordance with Condition 18.


12.  Registration

     The Issuer will cause to be kept at Trinity Tower, 9 Thomas More Street, London E1W 2YT (or such other place in the United Kingdom as the Registrar may notify Holders in accordance with Condition 18) (the "Specified Office") of the Registrar for the time being a register (the "Register") on which shall be entered the names and addresses of the subscribers of the Bonds or, as the case may be, of the latest transferees of the same notified to the Registrar in accordance with Condition 13, together with the particulars of the Bonds held by them respectively, of all transfers of Bonds and of any entitlement to any interest payment which may be due notwithstanding conversion of the relevant Bonds. The Issuer reserves the right, with the prior written approval of the Trustee, at any time to vary or terminate the appointment of the Registrar and to appoint another or a further Registrar, provided that there will at all times be a Registrar with a Specified Office in the United Kingdom or such other place as the Trustee may approve. Any variation or termination of appointment shall only take effect (other than in the case of insolvency of the Registrar, when it shall be of immediate effect) after not less than 21 nor more than 30 days' notice thereof shall have been given to the Holders in accordance with Condition 18 and any change in the Specified Office of the Registrar shall also be promptly so notified.


13.  Transfer of Bonds

13.1 Bonds may, subject to the provisions of this Condition 13, the Trust Deed and the Registrar Agreement, be transferred by the registered holder free of and without regard to any set-off, counterclaim or equities between the Issuer and the first or any subsequent registered holder of such Bonds, in amounts and integral multiples of GBP100,000, by delivery to the Specified Office of a form of transfer in respect thereof in writing duly completed and signed and upon compliance with such reasonable requirements as the Issuer and the Registrar may prescribe without service charge but upon payment of any taxes, duties and other governmental charges in respect of such transfer. No transfer of Bonds shall be recognised by the Issuer unless entered on the Register. No transfers of Bonds shall be entered on the Register after the date 7 days before the Final Redemption Date. Bonds may be registered only in the name of, and transferred only to, a named person (or persons, not exceeding four in number) and the Registrar will not accept transfers of Bonds to "bearer". The Registrar will within 14 days of any duly made request to register the transfer of Bonds enter the transferee in the Register. (For further details, see "Selling Restrictions" on page 58 of this document.)

13.2 No holder of any Bonds may reoffer, sell, assign, transfer or otherwise dispose of Bonds other than:

     (A) to a person whom the seller reasonably believes is a Qualified Institutional Buyer within the meaning of Rule 144A ("Rule 144A") under the United States Securities Act of 1933 (the "Securities Act") in a transaction meeting the requirements of Rule 144A;

     (B) in an offshore transaction meeting the requirements of Rule 903 or Rule 904 under Regulation S under the Securities Act;

     (C) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available); or

     (D)   to an institutional "accredited investor" (as defined in Rule 501(A)
           (1), (2), (3) or (7) of Regulation D under the Securities Act) that, prior to such transfer, furnishes to the Registrar a signed certificate containing certain representations and agreements relating to such transfer (a form of which certificate is attached as Schedule 6 to the Trust Deed) and in accordance with all applicable securities laws of any other jurisdiction.

13.3 In connection with any transfer of Bonds, other than to the Issuer in connection with a redemption of Bonds, the Directors shall have the right to require the transferee of such Bonds to execute and deliver to the Directors appropriate certificates in a form acceptable to the Directors in their sole discretion, including, if requested by the Directors, an opinion of counsel acceptable to the Directors, acting reasonably, that such transaction is in compliance with the restrictions set out in Condition 13.2.

13.4 (A) The Issuer covenants that the Issuer shall not, and shall procure that its affiliates, agents or intermediaries do not, directly, or indirectly sell securities of the Issuer (other than short-term paper) to more than 75 United States Persons who are beneficial owners or take any other actions that would result in the Issuer having to register as an investment company under the U.S. Investment Company Act of 1940 (the "Investment Company Act").

     (B) The Issuer covenants that if it or its affiliates, agents or intermediaries directly or indirectly sell securities of the Issuer (other than short-term paper) to any United States Person who is a beneficial owner, it shall procure that such United States Person agrees to comply with substantially identical transfer restrictions in respect of its securities as the Holders are required to comply with in respect of the Bonds.

     (C) In the event that the Issuer, its affiliates, agents or intermediaries directly or indirectly sell or sells securities of the Issuer to more than 75 United States Persons who are beneficial owners or any other event occurs that would result in the issuer having to register as an investment company under the Investment Company Act, the Issuer covenants that it will take all necessary actions to comply with the Investment Company Act. Without limiting the generality of the above, the Issuer shall use its best endeavours to take advantage of any statutory exemption or rule-based exemption to registration under the Investment Company Act and if no statutory exemption or rule-based exemption is then available to it, it will apply to the U.S. Securities and Exchange Commission for such exemptive relief as may be needed to ensure that it need not register as an investment company under the Investment Company Act.


13.5  If it shall come to the notice of the Directors that any Bonds:

      (A) are or may be owned or held directly or beneficially such that the aggregate number of United States Persons who are holders or beneficial owners (which for these purposes shall include beneficial ownership by attribution pursuant to section 3(c)(1)(A) of the Investment Company Act) of Bonds or other securities of the Issuer, including Ordinary Shares (other than certain short-term paper) and who acquired securities of the Issuer from the Issuer or its agents or affiliates ("direct purchasers") or any U.S. resident transferee of any direct purchaser ("Private Offering Holders") is or may be more than 75; or

      (B) are or may be owned or held directly or beneficially by any persons to whom a transfer of Bonds or whose ownership or holding of any Bonds might in the opinion of the Directors require registration of the Issuer as an investment company under the Investment Company Act, the Directors may, and:

      (C) if it shall come to the notice of the Directors that any Bonds are or may be owned or held directly or beneficially by any person who is a pension or other benefit plan subject to Title 1 of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA") and in the opinion of the Directors the assets of the Issuer may be considered "plan assets" within the meaning of regulations adopted under ERISA the Directors shall be required to, serve a notice (hereinafter called a "Transfer Notice") upon the person (or any one of such persons where Bonds are registered in joint names) appearing in the Register as the registered owner (the "Vendor") of any of the Bonds concerned (the "Relevant Bonds") requiring the Vendor within a period of 30 days from receipt of the Transfer Notice to serve a notice on the Issuer that it wishes to redeem the Relevant Bonds at their principal amount plus interest accrued to, and including, the date of redemption or to convert the Relevant Bonds into Ordinary Shares in accordance with Condition
           5.2 and if the Vendor has not served notice in respect of such redemption and conversion has not taken place within the said 30 days, allowing the Issuer to sell the Relevant Bonds on behalf of the Vendor either itself or by instructing a member of the London Stock Exchange to sell them in accordance with the best practice then obtaining to any person who, in the sole and conclusive determination of the Directors, would not fall within (A), (B) or (C) above and whose ownership or holding of such Bond or Bonds would not result in the aggregate number of United States Persons who are beneficial owners or holders of Bonds or other securities of the Issuer (other than certain short-term securities) being 75 or more (such person being hereinafter called an "Eligible Transferee"). For this purpose the Directors may authorise in writing any officer or employee of the Issuer to execute on behalf of the holder or holders of the Relevant Bonds a transfer of the Relevant Bonds to the purchaser or purchasers and an instrument of transfer executed by that person will be as effective as if it has been executed by the holder of, or the person entitled by transmission to, the Relevant Bonds. The purchaser will not be bound to see to the application of the purchase moneys nor will his title to the Relevant Bonds be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale of the Relevant Bonds shall be received by the Issuer, whose receipt shall be a good discharge for the purchase moneys, and will belong to the Issuer and, upon their receipt, the Issuer will become indebted to the former registered owner of, or person entitled by transmission to, the Relevant Bonds for an amount equal to the net proceeds of transfer upon surrender by him or them of the certificate of the Relevant Bonds which the Vendor shall forthwith be obliged to deliver to the Issuer. Notice of receipt of proceeds by Issuer shall be given to relevant Holders. No trust will be created in respect of the debt and no interest will be payable in respect of it and the Issuer will not be required to account for any moneys earned from the net proceeds of transfer which may be employed in the business of the Issuer or as it thinks fit. The Issuer may register the transferee or transferees as the registered owner or owners of the Relevant Bonds and issue to him or them a certificate for the same and thereupon the transferee or transferees shall become absolutely entitled thereto. On and after the date of such Transfer Notice, and until registration of a transfer of the Relevant Bonds to which it relates pursuant to the provisions of this paragraph, the rights and privileges attaching to the Relevant Bonds shall be suspended and not capable of exercise.

13.6 A Holder shall not transfer Bonds without completing and delivering to the Registrar a transfer certificate in the form set out in Schedule 5 and, if appropriate, Schedule 6 of the Trust Deed duly completed by the transferor and the proposed transferee. The Registrar shall refuse to register any purported transfer of Bonds for which a transfer certificate has not been duly completed and delivered, duly stamped, and such purported transfer shall be null, void and without effect.


13.7 A person who becomes aware that his holding, directly or beneficially, of Bonds will, or is likely to, fall within any of subparagraphs (A), (B) or
      (C) above or, being a Private Offering Holder and a beneficial owner or holder of Bonds, becomes aware that the aggregate number of Private Offering Holders who are beneficial owners or holders of Bonds or other securities of the Issuer (other than certain short-term securities) is more than 75, shall forthwith, unless he has already received a Transfer Notice in accordance with the foregoing, give a request in writing to the Directors for the issue of a Transfer Notice in accordance with the foregoing. Every such request shall be accompanied by the certificate or certificates for the Bonds to which it relates. A person shall have no liability for its failure to make a request in accordance with this Condition 13.7 other than the obligation by such person to comply with a Transfer Notice in accordance with Condition 13.5.

13.8 Subject to the provisions of the Trust Deed, the Directors shall, unless any Director has reason to believe otherwise, be entitled to assume without enquiry that none of the Bonds are held in such a way as to entitle or require the Directors to serve a Transfer Notice in respect thereof. The Directors may, however, at any time and from time to time call upon any registered owner (or any one of joint owners) of Bonds by notice in writing to provide such information and evidence as they shall reasonably require for the purpose of determining any matter connected with or in relation to such registered owner of Bonds relating to compliance by the Issuer with applicable provisions of the U.S.
      Investment Company Act of 1940, the Securities Act and ERISA. In the event of such information and evidence not being so provided within such reasonable period (not being less than 21 days after service of the notice requiring the same) as may be specified by the Directors in the said notice, the Directors may, in their absolute discretion, treat any Bond held by such registered owner or joint owner as being held in such a way as to entitle or require them to serve a Transfer Notice in respect thereof.

13.9 The Directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with the powers granted hereby. The exercise of the powers conferred by the foregoing shall not be questioned or invalidated in any case on the ground that there was insufficient evidence of direct or beneficial ownership or holding of Bonds by any person or that the true direct or beneficial owner or holder of any Bonds was otherwise than as appeared to the Directors at the relevant date provided that the said power shall have been exercised in good faith.

13.10 In this Condition:

      (A) "United States Person" or "U.S. Person" means a person resident in the United States, a corporation, partnership or other entity created or organised in or under the laws of the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source or any other person, entity, trust or estate included within the definition of "U.S. Person" in Rule 902(o) under the United States Securities Act of 1933, as amended;

      (B) securities that are sold or acquired "directly or indirectly" by the Issuer or its affiliates, agents or intermediaries are securities that are knowingly sold by the Issuer or its affiliates, agents or intermediaries and are acquired directly or indirectly from the issuer or its agents, affiliates or intermediaries or are acquired in a transaction with the direct or indirect involvement of the Issuer or its agents, affiliates or intermediaries;

      (C) "beneficial owner" means a person who has the beneficial ownership of securities by attribution pursuant to Section 3(c)(1) of the Investment Company Act;

      (D)    "short-term paper" has the meaning ascribed to it in Section 3(c)
             (1)(A) of the Investment Company Act; and

      (E) "acquired securities" means securities acquired directly or indirectly.


14.   Meetings of Holders, Modification, Waiver and Substitution

14.1 The Trust Deed contains provisions for convening meetings of Holders to consider any matter affecting their interests including the modification by Extraordinary Resolution of any of these Conditions or any of the provisions of the Trust Deed.

14.2 The quorum at any such meeting for passing an Extraordinary Resolution will be:


     (A)     at the first meeting, one or more persons holding or representing
             (a) in the case of a meeting which includes any of the matters set out in the proviso to paragraph 5 of Schedule 4 to the Trust Deed, not less than three quarters, or (b) in the case of any other first meeting a clear majority in principal amount of the Bonds for the time being outstanding; and

     (B) at the first adjourned meeting one or more persons being or representing Holders and holding or representing one or more persons being or representing Holders (a) in the case of a meeting which includes any of the matters set out in the proviso to paragraph 5 of Schedule 4 to the Trust Deed, a clear majority or
             (b) in the case of any other first adjourned meeting any principal amount of the Bonds so held or represented; and

     (C) at all subsequent adjourned meetings one or more persons being or representing Holders and holding or representing (a) in the case of meeting which includes any of the matters set out in the proviso to paragraph 5 of Schedule 4 to the Trust Deed, one quarter or (b) in the case of any other subsequent adjourned meeting any principal amount of the Bonds so held or represented.

14.3 An Extraordinary Resolution passed at any meeting of Holders will be binding on all Holders, whether or not they are present at the meeting and whether or not they voted.

14.4 Save as provided in the next sentence, the Trustee may agree, without the consent of the Holders, to any modification of, or to any waiver or authorisation of any breach or proposed breach of, any of these Conditions or any of the provisions of the Trust Deed which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Holders or to any modification which is of a formal, minor or technical nature or to correct a manifest or proven error. Such power does not extend to any of the matters listed in the proviso to Clause 5 of the Fourth Schedule to the Trust Deed.

14.5 Subject as provided in the Trust Deed, the Trustee, if it is satisfied that so to do would not be materially prejudicial to the interests of the Holders, may agree with the Issuer, without the consent of the Holders to
     (a) the substitution on a subordinated basis equivalent to that referred to in Condition 2 of any successor in business (as defined in the Trust Deed) of the Issuer in place of the Issuer in respect of the Trust Deed and the Bonds; and (b) such amendments or modifications to these Conditions or the Trust Deed as may be necessary to comply with the Listing Rules of the UK Listing Authority in connection with any listing of the Bonds pursuant to Condition 6.

14.6 In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation or substitution), the Trustee shall have regard to the general interests of the Holders as a class but shall not have regard to any interests arising from circumstances particular to individual Holders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Holders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Holder be entitled to claim, from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Holders.

14.7 Any such modification, waiver, authorisation or substitution shall be binding on all Holders and, unless the Trustee agrees otherwise, any such modification or substitution shall be notified to the Holders in accordance with Condition 18 as soon as practicable thereafter.

14.8 The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors or any other expert or other person in accordance with the provisions of these Conditions or the Trust Deed whether or not any such certificate or report or engagement letter or other document entered into by the Trustee and the Auditors or any other such expert or other person in connection therewith contains any limit on the liability (whether monetary or otherwise) of the Auditors or any other such expert or other person.


15.  Replacement of Bonds

     Should any Bond be lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified office of the Registrar subject to applicable laws and stock exchange requirements upon payment by the claimant of the expenses, taxes and duties incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Bonds must be surrendered before replacements will be issued.


16.  Contracts (Rights of Third Parties) Act 1999

     No person shall have any right to enforce any term or condition of the Bonds by virtue of the Contracts (Rights of Third Parties) Act 1999 but this does not affect any right or remedy of any person which exists or is available apart from that Act.


17.  Indemnification of the Trustee

     The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility including provisions relieving it from taking any action unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer or any Subsidiary without accounting for any profit resulting therefrom.


18.  Notices

     All notices regarding the Bonds will be valid if delivered or mailed by first-class post to the holders of the Bonds at their respective addresses as shown in the Register and, if mailed, shall be deemed to have been served on the day following the date of posting.


19.  Further issues

     The Issuer is at liberty from time to time without the consent of the Holders to create and issue further bonds or notes (whether in registered or bearer form) either (a) ranking pari passu in all respects, and so that the same shall be consolidated and form a single series, with the outstanding bonds or notes of any series (including the Bonds) constituted by the Trust Deed or any supplemental trust deed, or (b) upon such terms as to ranking, interest, conversion, redemption and otherwise as the Issuer may determine at the time of the issue provided that the holders of such bonds in the case of (b) shall be considered a separate series for all the purposes of holding meetings and passing resolutions in respect of such bonds. Any further notes or bonds which are to form a single series with the outstanding notes or bonds, of any series (including the Bonds) constituted by the Trust Deed or any supplemental trust deed shall, and any other further bonds or notes may (with the consent of the Trustee), be constituted by a supplemental trust deed.


20.  Governing Law

     The Trust Deed and the Bonds are governed by, and shall be construed in accordance with, English law.


21.  Definitions

     In these Conditions:

     "announcement" shall include the release of an announcement to the press or the delivery or transmission by telephone, telex or otherwise of an announcement to a Stock Exchange and "date of the announcement" shall mean the date on which the announcement is first so released, delivered or transmitted;

     "Auditors" means the Auditors for the time being of the Issuer or, in the event of their being unable or unwilling to carry out any action requested of them pursuant to the provisions of these Conditions or the Trust Deed, such other firm of chartered accountants as may be appointed for the relevant purpose by the Issuer and approved in writing for such purpose by the Trustee;

     "Average Closing Price" means the average of the Closing Prices over any 20 consecutive dealing days;

     "Capital Distribution" means:

     (A) any distribution of assets in specie (whether on a reduction of capital or otherwise) but excluding a distribution of assets in specie in lieu of, and to a value not exceeding, a cash dividend which would not have constituted a capital distribution under paragraph (ii) of this definition (and for these purposes a distribution of assets in specie includes an issue of shares or other securities credited as fully or partly paid up by way of capitalisation of reserves); and

     (B) any cash dividend or distribution of any kind howsoever described unless either:

            (i) it is paid out of the aggregate of the net profits (less losses) attributable to the members of the Issuer for all financial periods after 30 June 2001 as shown in the audited consolidated accounts of the Issuer and its subsidiaries; or


            (ii) to the extent that (i) above does not apply, the rate of that dividend or distribution, together with all other dividends and distributions on the class of capital in question charged or provided for in the accounts of the Issuer for the financial period in question, does not exceed the aggregate rate of dividend and distribution on such class of capital charged or provided for in the accounts for the last preceding financial period, and in computing such rates such adjustments shall be made as are, in the opinion of the Auditors, appropriate in the circumstances to make a fair comparison;

     "Closing Price" for any day shall mean the mean of the quotations of an Ordinary Share on that day as derived from Daily Official List of the Stock Exchange for that day;

     "Conversion Agent" means, in relation to the Bonds, the Registrar as conversion agent and/or, if applicable, any additional or successor conversion agents appointed in relation to the Bonds;

     "dealing day" means a day on which the Stock Exchange is open for business;

     "Group" means the Issuer and its Subsidiaries;

     "indebtedness" means moneys borrowed or indebtedness in the nature of moneys borrowed;

     "Insolvency" means the winding-up, liquidation or dissolution (in England but not elsewhere) of the relevant company;

     "issue" shall include allot;

     "Liabilities" means, in respect of any person, all present and future sums, liabilities and obligations payable or owing by it in respect of indebtedness (whether actual or contingent, jointly or severally, or otherwise howsoever);

     "Operative Date" shall mean the first day on which the Ordinary
     Shares in question shall be quoted on a Stock Exchange ex the benefit of the Capital Distribution in question;

     "Ordinary Shares" (i) shall mean fully paid ordinary shares of GBP1 each (or of such other nominal value in which such ordinary shares are for the time being denominated following any consolidation or sub-division which gives rise to an adjustment to the Conversion Price in accordance with sub-paragraph (I)(a) above) in the issued ordinary share capital of the Issuer and (ii) shall include for the purposes of Ordinary Shares comprised in any issue, distribution or grant pursuant to Conditions 5.3(A)(iii), 5.3(A)(iv), 5.3(A)(vi), 5.3(A)(vii) or 5.3(A)(viii) any such ordinary shares which, when fully paid, will be Ordinary Shares;

     "Recognised Stock Exchange" has the meaning set out in Section 841 of the Income and Corporation Taxes Act 1988 of the United Kingdom;

     "record date" in relation to any issue of Ordinary Shares, securities, rights, options or warrants or any dividend or Capital Distribution shall mean the date as at which holders of Ordinary Shares must be registered in order to participate therein;

     "reserves" shall include unappropriated profits;

     "rights" shall include rights in whatsoever form issued;

     "Senior Liabilities" means the Liabilities of the Issuer to the Royal Bank of Scotland plc under the facility agreement dated 16 March 2001 between the Issuer, Barings (Guernsey) Limited and the Royal Bank of Scotland plc;

     "Stock Exchange" has the meaning given in the Trust Deed;

     "Subsidiary" means each subsidiary for the time being of the Issuer; and

     "subsidiary" has the meaning ascribed to it under Section 736 of the Companies Act 1985.

                    PART V - FINANCIAL INFORMATION OF SVIIT

INTERIM FINANCIAL STATEMENTS

Set out below is certain financial information of SVIIT. This has been extracted without material adjustment from the unaudited interim financial statements of SVIIT for the six months ended 31 December 2001.


  References to page numbers in this section of Part V are to SVIIT's Interim
                                  Report 2001.

                     Consolidated Statement of Total Return
                      (incorporating the Revenue Account)


                       For the period 1 July 2001 to    For the period 1 July 2000 to       For the year ended 30 June
                            31 December 2001                 31 December 2000                                   2001
                        Revenue    Capital      Total    Revenue    Capital      Total   Revenue    Capital      Total
                        GBP'000    GBP'000    GBP'000    GBP'000    GBP'000    GBP'000   GBP'000    GBP'000    GBP'000

  Realised gains on          -      5,077      5,077          -      5,932       5,932         -     4,774       4,774
  investments

  Unrealised losses          -    (16,756)  (16,756)          -   (20,374)    (20,374)         -  (49,190)    (49,190)
  on investments

  Losses on                  -    (11,679)  (11,679)          -   (14,442)    (14,442)         -  (44,416)    (44,416)
  investments

  Exchange                 26         (94)      (68)          -      (880)       (880)         -     (755)       (755)
  gains/(losses)

  Income (note 2)       4,681           -      4,681      4,349          -       4,349     5,616         -       5,616

  Administrative      (4,131)           -    (4,131)      (768)          -       (768)   (2,594)         -     (2,594)
  expenses (note 3)

  Net                     576    (11,773)   (11,197)      3,581   (15,322)    (11,741)     3,022  (45,171)    (42,149)
  return/(deficit)
  before finance
  costs and
  taxation

  Finance costs         (276)           -      (276)      (104)          -       (104)     (224)         -       (224)

  Net                     300    (11,773)   (11,473)      3,477   (15,322)    (11,845)     2,798   (45,171)   (42,373)
  return/(deficit)
  on ordinary
  activities before
  taxation

  Tax on ordinary       (122)           -      (122)      (139)          -       (139)     (141)         -       (141)
  activities

  Return/(deficit)        178    (11,773)   (11,595)      3,338   (15,322)    (11,984)     2,657   (45,171)   (42,514)
  on ordinary
  activities after
  tax for the
  period

  Minority interest       (1)          20         19        (1)         67          66       (2)        104        102
  - equity

  Return/(deficit)        177    (11,753)   (11,576)      3,337   (15,255)    (11,918)     2,655   (45,067)   (42,412)
  on ordinary
  activities after
  tax and minority
  interest for the
  period attributable to
  equity shareholders

  Dividends                  -          -          -          -          -          -    (1,841)         -   (1,841)

  Surplus/(deficit)       177     (11,753)   (11,576)    3,337     (15,255)   (11,918)     814     (45,067)   (44,253)
  on ordinary
  activities
  transferred to
  reserves

  Return/(deficit)      0.17p     (11.49)p   (11.32)p    3.26p     (14.92)p   (11.66)p   2.60p     (44.07)p   (41.47)p
  per ordinary
  share (note 4)


The notes on pages 22 and 23 form an integral part of these accounts.

Balance Sheets


                                                              31 December 2001                   30 June 2001
                                                                  Group         Company          Group         Company
                                                                GBP'000         GBP'000        GBP'000         GBP'000
  Tangible fixed assets
  Office furniture and equipment                                    301               -              -               -
                                                                    301               -              -               -
  Fixed asset investments
  Venture funds                                                 413,220         391,269        387,030         362,859
  Fixed interest securities                                      24,484          24,484         24,853          24,853
  Investment in subsidiaries                                          -          28,293              -          30,194
  Fixed assets                                                  437,704         444,046        411,883         417,906
  Current assets
  Debtors                                                         2,677             704          2,933             808
  Cash at bank and on deposit                                     7,958             531          7,191             449
                                                                 10,635           1,235         10,124           1,257
  Current liabilities
  Creditors: amounts falling due within one year                (3,632)           (733)        (4,747)         (2,291)
  Net current assets/(liabilities)                                7,003             502          5,377         (1,034)
  Total assets less current liabilities                         445,008         444,548        417,260         416,872
  Creditors: amounts falling due after one year                (39,343)        (39,343)              -               -
  (note 6)
  Minority interest - non-equity                                  (100)               -          (100)               -
  Minority interest - equity                                      (269)               -          (288)               -
  Net assets                                                    405,296         405,205        416,872         416,872
  Capital and reserves
  Called up share capital                                       102,266         102,266        102,266         102,266
  Share premium account                                           7,453           7,453          7,453           7,453
  Share purchase reserve                                         92,054          92,054         92,054          92,054
  Capital redemption reserve                                      3,204           3,204          3,204           3,204
  Capital reserve                                               197,182         197,059        208,935         208,707
  Revenue reserve                                                 3,137           3,169          2,960           3,188
  Equity shareholders' funds                                    405,296         405,205        416,872         416,872
  Net asset value per ordinary share (note 7)                    396.3p                         407.6p


The notes on pages 22 and 23 form an integral part of these accounts.

Consolidated Cashflow Statement


                                                     For the period 1 July 2001 to       For the period 1 July 2000 to
                                                                  31 December 2001                    31 December 2000
                                                                           GBP'000                             GBP'000
  Operating activities
  Cash received from investments                                             1,182                               4,501
  Interest received                                                            227                                 367
  Administrative fee income received                                         3,468                                   -
  Administrative expenses                                                  (3,626)                               (994)
  Net cash inflow from operating activities                                  1,251                               3,874
  Return on investments and servicing of
  finance
  Interest paid                                                               (64)                               (104)
  Net cash outflow from investments and                                       (64)                               (104)
  servicing of finance
  Taxation
  Tax (paid)/recovered                                                       (122)                                 203
  Total tax (paid)/recovered                                                 (122)                                 203
  Capital expenditure and financial
  investment
  Purchase of fixed interest securities                                  (101,752)                           (216,884)
  Purchase of subsidiaries                                                       -                                   -
  Purchase of tangible fixed assets                                          (310)                                   -
  Sale of fixed interest investments                                       102,165                             281,706
  Calls paid and secondary units purchased                                (53,697)                           (103,281)
  Capital distributions received                                            15,784                              40,042
  Net cash (outflow)/inflow from capital                                  (37,810)                               1,583
  expenditure and financial investment
  Equity dividends paid
  Dividends                                                                (1,841)                             (3,886)
  Total dividends paid                                                     (1,841)                             (3,886)
  Financing
  Proceeds from convertible bond issue                                      40,000                                   -
  Issue costs paid of convertible bonds                                      (579)                                   -
  Net cash inflow from financing                                            39,421                                   -
  Net cash inflow/(outflow)                                                    835                               1,670
  Reconciliation of net cash flow to movement
  in net (debt)/funds
  Increase/(decrease) in cash during the                                       835                               1,670
  period/year
  Realised exchange losses                                                    (68)                               (880)
  Cash acquired on purchase of subsidiaries                                      -                                   -
  Net increase in convertible bonds                                       (39,343)                                   -
  Change in net (debt)/funds                                              (38,576)                                 790
  Net funds at the beginning of the                                          7,191                              10,280
  period/year

  Net (debt)/funds at the end of the                                      (31,385)                              11,070
  period/year


The notes on pages 22 and 23 form an integral part of these accounts.

Notes to the Accounts

1. The revenue column of the Consolidated Statement of Total Return is the consolidated profit and loss account of the Group. The Company has not presented its own revenue account but, as permitted by section 230 of the Companies Act 1985, will disclose information supplementing the revenue account as specified in paragraphs 52 to 57 of Schedule 4 of the Companies Act 1985.


2.          Income


                               For the period 1 July 2001 to    For the period 1 July 2000 to     For the year ended
                                      31 December 2001                 31 December 2000              30 June 2001
                                   Group         Company            Group         Company         Group        Company
                                 GBP'000         GBP'000          GBP'000         GBP'000       GBP'000        GBP'000
  Income from fixed                  394             394            2,553           2,553         3,564          3,564
  interest securities
  Income from                        764             764            1,479           1,479         1,403          1,403
  distributions
  Income from                      3,231               -                -               -           108              -
  administration
  services
  Other income                       292              65              317             198           541            252
                                   4,681           1,223            4,349           4,230         5,616          5,219



3.          Administrative expenses


                          For the period 1 July 2001 to    For the period 1 July 2000 to   For the year ended 30 June
                                31 December 2001                 31 December 2000                     2001
                                   Group         Company            Group         Company         Group        Company
                                 GBP'000         GBP'000          GBP'000         GBP'000       GBP'000        GBP'000
  Secretarial and                    141             141              193             193           376            376
  administration fees
  Bank loan facility                 340             340              108             108           359            359
  fees
  Directors' fees                     94              94               53              53           149            149
  Staff costs                      2,790               -                -               -            93              -
  EDR costs                            -               -              162             162           230            230
  Enlargement of                      62              62                -               -           840            840
  operations costs
  Auditors'
  remuneration
  - Audit                             24              14               23              20            31             24
  - Non-audit                          9               9                9               9           109            109
  General expenses                   671             190              220             199           407            343
                                   4,131             850              768             744         2,594          2,430



4. Basic return per ordinary share is based on the net return on ordinary activities after interest payable, taxation and minority interest of GBP177,000 (period ended 31 December 2000: GBP3,337,000, year ended 30 June 2001: GBP2,655,000) and on 102,265,699 (period ended 31 December 2000:
     102,265,699, year ended 30 June 2001: 102,265,699) Ordinary Shares, being the weighted average number of Ordinary Shares in issue during the period.

     The capital return per ordinary share is based on the net deficit for the period of GBP11,753,000 (and on a deficit for the period ended 31 December 2000: GBP15,255,000, and a deficit for the year ended 30 June 2001: GBP45,067,000) and on 102,265,699 (period ended 31 December 2000:
     102,265,699 and year ended 30 June 2001: 102,265,699) Ordinary Shares, being the weighted average number of Ordinary Shares in issue during the period.

     During the period the average market price of the Company's shares was lower than the conversion price of the November 2011 4.5% convertible bonds and the exercise price of share options in issue. Accordingly, any conversion of the bonds or exercise of options would not have a dilutive effect and therefore diluted returns are not shown.

5.   The Company has a euro225 million loan facility with the Royal
     Bank of Scotland plc. No drawings have been made under this facility.

6. Creditors due after more than one year comprise GBP40,000,000 nominal of 4.5% subordinated convertible bonds which mature on 21 November 2011. These bonds are convertible, at any time, into ordinary shares at an initial conversion price of 410p per share, subject to adjustment by the amount that the NAV falls below 407p at either 31 December 2001 or 30 June 2002 (whichever is the greater). However, this adjustment only takes effect after the publication of the June 2002 NAV. A notional conversion price of 399.3p is based on the December 2001 NAV.



                                                As at 31 December 2001   As at 31 December 2000   As at 30 June 2001
                                                               GBP'000                  GBP'000              GBP'000
    4.5% Subordinated Convertible Bonds 2011                    40,000                        -                    -
    Unamortised issue costs                                      (657)                        -                    -
    Long-term liabilities                                       39,343                        -                    -


     In accordance with FRS 4 "Capital instruments", issue costs are charged to the revenue account over the term of the capital instrument.

7. Calculation of the net asset value per share is based on 102,265,699 Ordinary Shares in issue as at 31 December 2001 (as at 31 December 2000: 102,265,699 and at 30 June 2001: 102,265,699).

     Diluted net asset value per share is not shown as there would be no dilutive effect at the relevant balance sheet dates from either conversion of the bonds in issue or exercise of share options granted in June 2001.

8. In June 2001, the Company acquired Schroder Ventures (London) Limited and its subsidiary Schroder Ventures North America Inc.

9. The half yearly figures are non-statutory accounts and are unaudited. The abridged balance sheet, revenue statement and abridged cash flow statement for the year ended 30 June 2001 are extracts from the latest published accounts. A copy of the published accounts for that year has been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The half yearly figures have been prepared using the same accounting policies as those adopted in preparing the latest published accounts.


ANNUAL AUDITED FINANCIAL STATEMENTS

Further financial information of SVIIT is set out below. This has been extracted without material adjustment from the Audited Financial Statements of SVIIT for the years ended 30 June 2001, 30 June 2000 and 30 June 1999. Statutory accounts for the years ended 30 June 2001, 30 June 2000 and 30 June 1999 have been delivered to the Registrar of Companies. The auditors have reported on these accounts. Their reports were unqualified and did not contain a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanation) of the Companies Act. The Balance Sheets and Notes to the Accounts set out in this Part V are prepared on a consolidated basis.

References to page numbers in this section of Part V are to pages in SVIIT's Report and Accounts 2001.


                     Consolidated Statement of Total Return
                      (incorporating the Revenue Account)


                           For the year ended 30 June 2001  For the year ended 30 June 2000 For the year ended 30 June 1999
                           Revenue    Capital    Total      Revenue   Capital   Total     Revenue   Capital   Total
                  Notes    GBP'000    GBP'000    GBP'000    GBP'000   GBP'000   GBP'000   GBP'000   GBP'000   GBP'000

  Realised gains     9      -         4,774      4,774      -         86,485    86,485    -         54,392    54,392
  on investments
  Unrealised         9      -         (49,190)   (49,190)   -         41,076    41,076    -         52,445    52,445
  (losses)/gains
  on investments
  (Losses)/gains            -         (44,416)   (44,416)   -         127,561   127,561   -         106,837   106,837
  on investments
  Foreign exchange   1(f)   -         (755)      (755)      -         (415)     (415)     -         167       167
  (losses)/ gains
  on currency
  balances
  Income*            2      5,616     -          5,616      6,123     -         6,123     3,613     -         3,613
  Expenses           3      (2,594)   -          (2,594)    (1,323)   (3)       (1,326)   (878)     -         (878)
  Net                       3,022     (45,171)   (42,149)   4,800     127,143   131,943   2,735     107,004   109,739
  return/(deficit)
  before finance
  costs and
  taxation
  Interest payable   5      (224)     -          (224)      (251)     -         (251)     (766)     -         (766)
  Net                       2,798     (45,171)   (42,373)   4,549     127,143   131,692   1,969     107,004   108,973
  return/(deficit)
  on ordinary
  activities
  before taxation
  Tax on ordinary    6      (141)     -          (141)      180       -         180       380       -         380
  activities
  Return/(deficit)          2,657     (45,171)   (42,514)   4,729     127,143   131,872   2,349     107,004   109,353
  on ordinary
  activities after
  tax for the year
  Minority                  (2)       104        102        -         (99)      (99)      (5)       (48)      (53)
  interest -
  equity
  Return/(deficit)          2,655     (45,067)   (42,412)   4,729     127,044   131,773   2,344     106,956   109,300
  on ordinary
  activities after
  tax and minority
  interest for the
  year
  attributable to
  equity
  shareholders
  Dividends          7      (1,841)   -          (1,841)    (3,886)   -         (3,886)   (1,484)   -         (1,484)
  Final dividend
  of 1.80p (2000:
  3.80p; 1999:
  1.50p) per
  ordinary share
  Surplus/(deficit)         814       (45,067)   (44,253)   843       127,044   127,887   860       106,956   107,816
  transferred
  to/(from)
  reserves
  Return per         8      2.60p     (44.07)p   (41.47)p   4.68p     125.87p   130.55p   2.35p     107.26p   109.61p
  Ordinary Share



The revenue column of this statement is the consolidated profit and loss account of the Group. All revenue and capital items in the above statement derive from continuing operations and include acquisitions as detailed in note 11. No operations were discontinued in the year.

The notes on pages 34 to 48 form an integral part of these accounts.

* For the year ended 30 June 1999, this comprises income from treasury bills of GBP2,993,000 and other income of GBP620,000.


Balance Sheets


                                              At 30 June 2001             At 30 June 2000              At 30 June 1999
                                              Group   Company             Group   Company             Group    Company
                            Notes           GBP'000   GBP'000           GBP'000   GBP'000           GBP'000    GBP'000
  Investments
  Venture funds and             9           387,030   362,859           327,210   290,805           226,368    196,978
  co-investments
  Fixed interest                9            24,853    24,853           126,309   126,309            84,067     84,067
  investments
  Investment in                11                 -    30,194                 -    39,539                 -     29,778
  subsidiaries
                                            411,883   417,906           453,519   456,653           310,435    310,823
  Current assets
  Debtors                      12             2,933       808             2,903     1,144            16,866     16,863
  Cash at bank                                1,093        16                48        44                42         35
  Short-term deposits                         6,098       433            10,232     8,362            33,228     32,446
                                             10,124     1,257            13,183     9,550            50,136     49,344
  Current liabilities
  Creditors: amounts        13(a)             4,747     2,291             5,087     5,078            26,941     26,929
  falling due within one
  year
  Net current assets                          5,377   (1,034)             8,096     4,472            23,195     22,415
  Total assets less                         417,260   416,872           461,615   461,125           333,630    333,238
  current liabilities
  Creditors: amounts        13(b)                 -         -                 -         -          (10,753)   (10,753)
  falling due after more
  than one year
  (including convertible
  bonds)
  Minority interest -                         (100)         -             (100)         -             (100)          -
  non-equity
  Minority interest -                         (288)         -             (390)         -             (292)          -
  equity
  Net assets                                416,872   416,872           461,125   461,125           322,485    322,485
  Capital and reserves
  Called up share capital      16           102,266   102,266           102,266   102,266            98,966     98,966
  Share premium account        17             7,453     7,453             7,453     7,453                 -          -
  Capital redemption           18             3,204     3,204             3,204     3,204             3,204      3,204
  reserve
  Share purchase reserve       19            92,054    92,054            92,054    92,054            92,054     92,054
  Capital reserve              20           208,935   208,707           254,002   253,543           126,958    126,475
  Revenue reserve              21             2,960     3,188             2,146     2,605             1,303      1,786
  Equity shareholders'         22           416,872   416,872           461,125   461,125           322,485    322,485
  funds
  Net asset value per          23            407.6p                      450.9p                      325.9p
  ordinary share


The notes on pages 34 to 48 form an integral part of these accounts.

Consolidated Cashflow Statement


                                                          For the year ended   For the year ended   For the year ended
                                                                30 June 2001         30 June 2000         30 June 1999
                                                   Note              GBP'000              GBP'000              GBP'000
  Operating activities
  Income received from investments                                     5,623                5,127                3,122
  Bank interest received                                                 570                  364                  654
  Administration fee income received                                      35                    -                    -
  Administrative expenses                                            (3,463)                (971)              (1,020)
  Net cash inflow from operating activities          24                2,765                4,520                2,756
  Returns on investments and servicing of
  finance
  Interest paid                                                        (224)                 (63)                 (13)
  Convertible bond interest paid                                           -                (376)                (753)
  Net cash outflow from returns on investments                         (224)                (439)                (766)
  and servicing of finance
  Taxation
  UK tax recovered/(paid)                                                339                  521                (322)
  Withholding tax paid                                                 (141)                    -                    -
  Foreign tax paid                                                      (13)                    -                    -
  Total tax recovered/(paid)                                             185                  521                (322)
  Capital expenditure and financial investment
  Purchase of fixed interest securities                            (351,516)            (756,631)            (493,844)
  Purchase of subsidiaries                                              (36)                    -                    -
  Sale of fixed interest securities                                  452,217              706,525              485,857
  Calls paid                                                       (156,024)            (161,666)             (49,721)
  Capital distributions received                                      53,647              186,082               80,930
  Net cash (outflow)/inflow from capital                             (1,712)             (25,690)               23,222
  expenditure and financial investment
  Equity dividends paid
  Dividends                                                          (4,182)              (1,484)              (1,287)
  Total dividends paid                                               (4,182)              (1,484)              (1,287)
  Financing
  Realised exchange (losses)/gains on currency                             -                (415)                  167
  balances
  Shares purchased for cancellation                                        -                    -              (4,983)
  Capital expenses                                                         -                  (3)                 (58)
  Repayment of loan facility                                               -                    -                    -
  Stamp duty                                                               -                    -                 (25)
  Net cash outflow from financing                                          -                (418)              (4,899)
  Net cash (outflow)/inflow                                          (3,168)             (22,990)               18,704

Reconciliation of net cashflow to movement in net funds



                                                         For the year ended   For the year ended   For the year ended
                                                               30 June 2001         30 June 2000         30 June 1999
                                                  Note              GBP'000              GBP'000              GBP'000
   (Decrease)/increase in cash during the year                      (3,168)             (22,990)               18,704
   Cash acquired on purchase of subsidiaries                            834                    -                    -
   Exchange loss on currency balances                                 (755)                    -                    -
   Debt converted into equity                                             -               10,753                    -
   Change in net funds                                              (3,089)             (12,237)               18,704
   Net funds at the beginning of the year                            10,280               22,517                3,813
   Net funds at the end of the year                 25                7,191               10,280               22,517



The notes on pages 34 to 48 form an integral part of these accounts.

                             NOTES TO THE ACCOUNTS

The principal accounting policies of SVIIT for the years ended 30 June 1999, 30 June 2000 and 30 June 2001 are set out below. These have been extracted without material adjustment from the Company's audited accounts for the year ended 30 June 2001.


1.   Accounting policies of SVIIT

(a) These accounts have been prepared under the historical cost convention modified to include certain investments at valuation, and in accordance with accounting standards applicable in the United Kingdom and the Statement of Recommended Practice "Financial Statements of Investment Trust Companies". The accounting policies used to prepare the accounts have no material variations from generally accepted accounting principles in the United States and those required by SEC Regulation S-X.

(b)  Company revenue account
The Company will not present its own revenue account but, as permitted by section 230 of the Companies Act 1985, will disclose information supplementing the revenue account as specified in paragraphs 52 to 57 of
Schedule 4 of the Companies Act 1985.

(c)  Fixed asset investments
Equity share investments, fixed income and loan investments, interests in partnerships and unit trusts, together with interests in any associated undertakings and the investments in the various Schroder Ventures funds, will be regarded as financial fixed assets as they are held for long term investment purposes. The treatment of associated undertakings in the same way as other fixed asset investments is in accordance with Financial Reporting Standard 9.

(d)  Valuation of investments
The Company's investments in the various Schroder Ventures funds are valued by the Directors at the balance sheet date by valuing the underlying investments comprising the portfolios of the Schroder Ventures Funds in accordance with the valuation policies set out below, as adjusted, where appropriate, for other assets and liabilities of the Schroder Ventures funds. The valuation policies of the Company are consistent with the current guidelines issued by the British Venture Capital Association ("BVCA"). In accordance with these guidelines where, in an exceptional case, the strict application of the valuation policies set out below, would not, in the opinion of the Directors, result in a fair value being ascribed to an investment, the Directors may adopt an alternative valuation in accordance with the overriding BVCA principle that the value should be a fair one.

Quoted investments

All investments listed on recognised stock exchanges are valued at the quoted mid-market price at the balance sheet date. If an investment is subject to restrictions affecting its disposal, or if the holding is significant in relation to the issued share capital, a discount of generally between 0 per cent. and 50 per cent. to that price will be applied.

Unquoted equity investments

(i) All Early Stage Equity investments are valued at cost unless one of the following applies:
     (1) performance indicates that there has been a permanent and significant diminution in the valuation of the investment. If this is the case, provisions in incremental tranches of 25percent. of original cost will be made; or

    (2) a significant transaction involving an independent third party at arm's length values the investment at a materially different value.

(ii) All Development Stage Equity investments are valued at cost, or cost less a provision, for at least one year unless this basis of valuation is unsustainable.

     Thereafter, they will be valued as follows:
     (1) where available, either on the basis of a significant transaction by an independent third party in the equity of the investee company or an independent third party valuation of the equity; or

     (2) where a significant portion of the assets are held in real property on the basis of discounted net asset values; or

     (3) where the investee company is performing significantly below expectations, at cost less provisions in incremental tranches of 25 per cent.; or

     (4) where the company is profitable and performing satisfactorily, (A) on the basis of earnings (B)capitalised at an appropriate price-earnings multiple:
          (A) the earnings of the investee company will be based on the latest audited accounts or management accounts where appropriate; and
          (B)          the price-earnings multiple:
                       -          will take into account the capital
                                  and debt structure of the investee company
                       -          will be based on either comparable
                                  company or industry sector multiples taken from the relevant stock exchange
                       -          will be subject to a minimum
                                  discount of 25 per cent. to reflect risk, the illiquidity of the investment and the approximate nature of a valuation based on earnings unless early realisation is expected in which case a smaller discount will be applied.


Unquoted loan stock and preference shares

Loan stock and preference shares will be valued at cost plus any accrued interest and redemption premia less, in cases where the investee company is performing significantly below expectations, any provisions in incremental tranches of 25 per cent.

Carried Interest and management fees

For the purpose of valuing the Company's holdings in the various Schroder Ventures funds, management fees due to Schroder Ventures will be accounted for on the accruals basis. An estimate of Carried Interest, the allocation to Schroder Ventures of 20 per cent. of the profits arising in each fund calculated by reference to the valuations of the underlying investments, will be deducted from the values of the Company's Holdings. Disclosed valuations of individual investee companies will, by necessity, be shown before deduction of Carried Interest.

(e)  Income and capital gains recognition

The Company's income and capital gains are expected to be derived primarily from future distributions in respect of its Holdings in Schroder Ventures funds. The Company will account for such distributions by reference to the underlying source of the distribution.

Revenue distributions receivable by the Company which arise from dividends, interest and other revenue items through the Schroder Ventures funds will be credited to the Company's revenue account when such income distributions are declared. Investment income arising from directly held investments of the Company will, in the case of dividends, be included as revenue in the period in which they go ex-dividend, and, in the case of interest income which, together with interest payable and all other revenue expenses, will be treated on an accruals basis.

Realised profits on capital distributions receivable by the Company which arise from the realisation of investments within the Schroder Ventures funds will be credited to the Company's capital reserve when they are declared.

(f)  Foreign currencies

Transactions denominated in foreign currencies will be translated at the exchange rate at the date of the transaction. Assets and liabilities recorded in foreign currencies will be translated into sterling at exchange rates at the date of the accounts. Exchange differences arising from the re-translation of the opening net investments will be taken to reserves and reported in a consolidated statement of total return. All other foreign exchange differences will be included as an exchange gain or loss in capital reserve or in the revenue account depending on whether the gain or loss is of a capital or revenue nature respectively.

(g)  Finance costs

All finance costs are charged directly to revenue.

(h)  Basis of consolidation

The consolidated statement of total return and balance sheet include the financial statements of the Company and its subsidiary undertakings made up to the balance sheet date. Goodwill arising on consolidation is written off against reserves on acquisition. In the Company's accounts, investments in subsidiary undertakings are stated in accordance with the policies outlined under (d) above.

(i)  Capital reserves

Capital Reserve - Realised

The following are accounted for in this reserve:

- gains and losses on the realisation of investments calculated by reference to their carrying value at the previous balance sheet date.

-    Realised exchange differences of a capital nature.


Capital Reserve - Unrealised

The following are accounted for in this reserve:

- increases and decreases in the revaluation of investments held at the year-end.

-    unrealised exchange differences of a capital nature.

-    exchange differences arising on consolidation.



2.   Income


                                                  For the              For the
                                               year ended           year ended
                                                  30 June              30 June
                                                     2001                 2000
                                                    Group                Group
                                                  GBP'000              GBP'000
Income from fixed interest securities               3,564                5,235
Dividends                                           1,403                  456
Interest receivable and similar income                541                  432
Income from administration services                   108                    -

                                                    5,616                6,123




3.   Expenses


                                                  For the              For the
                                               year ended           year ended
                                                  30 June              30 June
                                                     2001                 2000
                                                    Group                Group
                                                  GBP'000              GBP'000
Administration and secretarial fees                   376                  378
Bank loan facility fees                               359                  217
Staff costs                                            93                    -
Directors' remuneration                               149                   85
General expenses                                      407                  340
Enlargement of operations costs                       840                    -
EDR listing costs                                     230                  259
Auditors' remuneration
- audit                                                31                   26
- non-audit*                                          109                   18
                                                    2,594                1,323


*Fees for non-audit services include GBP90,000 in respect of the enlargement of operations, (2000: Include GBP12,000 in respect of the EDR listing).


4.    Directors' remuneration



                    For the year    For the year  For the year    For the year
                   ended 30 June        ended 30      ended 30   ended 30 June
                      2001 Group       June 2001     June 2000    2000 Company
                         GBP'000         Company Group GBP'000         GBP'000
J J McLachlan                 50              50            25              25
N E H Ferguson                15               5            10              10
C J Govett                    18              18            10              10
A J Habgood                   18              18            10              10
E W Koning                    17              17            10              10
D Raeburn                      1               1             -               -
I P Sedgwick                  15              15            10              10
J Strangfeld                  15              15            10              10
                             149             139            85              85


Details on Directors' emoluments are contained in the separate Remuneration Report on pages 28 and 29.



5.    Interest payable

                                              For the              For the
                                           year ended           year ended
                                              30 June              30 June
                                                 2001                 2000
                                                Group                Group
                                              GBP'000              GBP'000
Convertible bond interest                           -                  188
Other interest                                    224                   63
                                                  224                  251





6.    Taxation

The charge for taxation on the net surplus of revenue for the year is made up as follows:

                                                  For the              For the
                                               year ended           year ended
                                                  30 June              30 June
                                                     2001                 2000
                                                    Group                Group
                                                  GBP'000              GBP'000
Corporation tax                                         -                   34
Less: relief for overseas tax                           -                 (34)
                                                        -                    -
Overseas tax                                          141                   41
Tax over-provided in the previous years                 -                (221)

                                                      141                (180)

There are no profits chargeable to corporation tax in the current year because excess management expenses relating to the venture fund investments are available to set against the taxable income of the Company. These excess management expenses are included within the investments in venture funds in the balance sheet of the Company and are not reflected in the Company's revenue account. The amount of GBPNil (2000: GBP221,000) credited as an adjustment to prior year's tax charges relates to similar excess management expenses which reduce the Company's profits chargeable to corporation tax provided in earlier years.

If in a future year in relation to the venture fund investments, income exceeds expenses, the taxation charge to the Company's revenue account will include tax on this excess with a suitable note by way of explanation.




7.    Dividends

                                                For the              For the
                                             year ended           year ended
                                                30 June              30 June
                                                   2001                 2000
                                                  Group                Group
                                                GBP'000              GBP'000
Final dividend of 1.80p (2000:                    1,841                3,886
3.80p) pershare


The final dividend is based on 102,265,699 (2000: 102,265,699) ordinary shares in issue and will be paid to shareholders on 26 November 2001, subject to their approval at the Annual General Meeting.




8.    Return per Ordinary Share

                                     For the year ended 30 June 2001   For the year ended 30 June 2000

                                      Revenue    Capital      Total     Revenue   Capital     Total
Return per ordinary share               2.60p   (44.07)p   (41.47)p       4.68p   125.87p   130.55p



The basic revenue return per ordinary share is based on the net return on ordinary activities after interest payable, taxation and minority interest of GBP2,655,000 (2000: GBP4,729,000) and on 102,265,699 ordinary shares (2000:
100,931,523) being the weighted average number of shares in issue during the year.

The capital return per ordinary share is based on the net deficit for the year of GBP45,067,000 (2000: surplus of GBP127,044,000) and on 102,265,699 ordinary shares (2000: 100,931,523) being the weighted average number of shares in issue during the year.


9.    Investments (Group)

                             2001 Schroder       2001 Fixed       2001 Total
                       Ventures' Funds and         Interest        Portfolio
                            Co-Investments        Portfolio
                                   GBP'000          GBP'000          GBP'000
Cost brought forward               294,775          123,585          418,360
Unrealised gain brought forward     32,435            2,724           35,159
Valuation at the
beginning of the year              327,210          126,309          453,519
Calls and purchases payable        155,371          351,516          506,887



Distributions and
sales receivable                  (51,889)        (452,218)        (504,107)
Realised gain/(loss)                 5,465            (691)            4,774
Unrealised loss                   (49,127)             (63)         (49,190)
Valuation carried forward          387,030           24,853          411,883


Gains on investments

                                 For the year ended 30   For the year ended 30
                                             June 2001               June 2000
                                               GBP'000                 GBP'000
Realised gain on
investments based on
historical cost                                 42,006                 126,810
Less: amounts recognised as
unrealised in previous year                   (37,232)                (40,325)
Realised gain based on
carrying value at previous
balance sheet date                               4,774                  86,485
Net movement in unrealised (losses)/gains     (49,190)                  41,076
Total (losses)/gains on investments           (44,416)                 127,561






10.    Geographical analysis of investments

                                At 30 June 2001            At 30 June 2000
                                  Group   Company            Group   Company
                                GBP'000   GBP'000          GBP'000   GBP'000
Schroder Ventures
Funds and
Co-Investments
Europe
United Kingdom                   16,892    15,795           22,340    20,237
France                            2,427     2,427            5,825     5,825
Germany                          10,122     5,415           15,031     8,974
Italy                             4,995     4,995           25,072    25,072
Spain                             1,994     1,994            2,083     2,083
Pan Europe                      209,470   209,470          151,087   151,087
Total Europe                    245,900   240,096          221,438   213,278
Asia
Asia Pacific                     30,700    16,447           39,472    15,989
Japan                            21,700    17,586           14,226     9,464
Total Asia                       52,400    34,033           53,698    25,453
North America
Canada                           31,710    31,710           16,002    16,002
United States*                   57,020    57,020           36,072    36,072
Total Americas                   88,730    88,730           52,074    52,074
Total Venture Funds             387,030   362,859          327,210   290,805
and Co-Investments

  * Schroder Ventures International Life Sciences Funds I and II have been included within the United States

Included in the value of Total Ventures Funds and Co-Investments of GBP387.0m are listed investments amounting to GBP46.1m.


Fixed Interest Investments
Sterling denominated              2,222     2,222           32,332    32,332
Euro denominated                 12,300    12,300           60,624    60,624
US dollar denominated            10,331    10,331           33,353    33,353
Total Fixed Interest Investments 24,853    24,853          126,309   126,309
Total Investment Portfolio      411,883   387,712          453,519   417,114



Significant interests in Investment Funds

Details of investments in which the Company or Group has an interest of 10 per cent. or more of any class of share/units are detailed in the list of investments on pages 18 to 21. All of these funds are managed or advised by Schroder Ventures.



11.    Investments in Subsidiaries

                                For the year ended 30   For the year ended 30
                                    June 2001 Company       June 2000 Company
                                              GBP'000                 GBP'000
Cost at the beginning of the year              24,012                  24,012
Acquisitions at cost                                -                       -
Capital injection                                 750                       -
Cost at the end of the year                    24,762                  24,012
Net unrealised gain on investment               5,432                  15,527
Market value at the end of the year            30,194                  39,539







Subsidiary undertakings at 30 June 2001:


                      Country of     Number and     Group    Capital       Net
                   registration,       class of   holding        and   revenue
                   incorporation   shares/units         %   reserves     after
                   and operation    held by the                at 30   tax for
                                          Group                 June       the
                                                                2001      year
                                                             GBP'000     ended
                                                                       30 June
                                                                          2001
                                                                       GBP'000
Company and
business
Platinum
Trust (unit             Guernsey     23,112,000        99     29,828       233
trust)                             'A' units(1)
                                    900,000 'B'        90
                                       units(1)
Schroder
Ventures
(London)                     UK         750,000       100        751      -(4)
Limited                                Ordinary
                                      Shares(2)
- advisory
and
administration
services
Schroder
Ventures
North America
Inc.                        US     500 Common        100         56      -(4)
                                     Shares(3)
- broker/dealer

(1) On termination of the Trust, the 'B' units (non-equity) are entitled to a return of the original amount subscribed. The 'A' units (equity) are entitled to the remaining net assets.

(2)    The Company acquired 100 ordinary GBP1 shares in Schroder Ventures
       (London) Limited ("SVLL") for GBP100 on 18 June 2001. On 26 June 2001
       SVLL issued 749,900 ordinary GBP1 shares to the Company for GBP749,900.

(3)    Schroder Ventures North America Inc. ("SVNA") is a subsidiary of SVLL.
       SVLL acquired SVNA on 18 June 2001 for $50,000 and subsequently paid the Schroder Group a further $28,553 in respect of an increase in required capital for regulatory reasons.

(4)    For the 12 days from 18 June 2001.


12.   Debtors

                                          2001      2001    2000      2000
                                         Group   Company   Group   Company
                                       GBP'000   GBP'000 GBP'000   GBP'000
Amounts falling due within one year:
Deferred tax                                18         -       -         -
Venture fund distributions receivable        -         -   1,758         -
Interest receivable                         75        71     761       760
Prepayments and other debtors              757       737      42        42
Advance corporation tax recoverable          -         -     322       322
Corporation tax recoverable                  -         -      20        20
Accrued administration fee income        2,051         -       -         -
Other                                       32         -       -         -
                                         2,933       808   2,903     1,144


13.    Creditors

                                         2001        2001      2000        2000
                                        Group     Company     Group     Company
                                      GBP'000     GBP'000   GBP'000     GBP'000
Amounts falling due within one year:
Other creditors and accruals            2,906         450       547         538
Proposed final dividend                 1,841       1,841     3,886       3,886
Venture Fund calls payable                  -           -       654         654
                                        4,747       2,291     5,087       5,078



The Group has in place a multicurrency revolving loan facility of euro225 million which replaced the previous euro140 million facility. No drawdowns have been made under either facility during the year (2000: euroNil).


14.    Contingent Liabilities

The Company guarantees any drawings taken out by Platinum Trust under the euro225 million loan facility (GBP135.4m, translated at the balance sheet date). At 30 June 2001, euroNil was drawn under the facility (2000: euroNil).


15.    Capital Commitments

At 30 June 2001, the Company had uncalled commitments to its venture fund investments as follows:

                                    Uncalled commitment   Uncalled commitment*
                                       (local currency)                   GBPm
Schroder Ventures European Fund               euro26.4m                   15.9
Schroder Ventures European Fund II           euro499.5m                  300.7
Schroder Ventures International Life
Sciences Fund II                                 $29.4m                   20.9
Schroder Ventures US Fund                        $40.0m                   28.4
Schroder Ventures Asia Pacific Fund              $94.1m                   67.0
The Japan Venture Fund III                   Y 1,105.5m                    6.3
Schroder Canadian Buy-Out Fund II                C$0.9m                    0.4
Schroder Canadian Buy-OutFund III               C$34.9m                   16.4
Schroder UK Venture Fund IV                     GBP0.3m                    0.3
Total                                                                GBP456.3m

*Based on exchange rates at 30 June 2001.



16.    Share Capital

                                          2001       2001       2000       2000
                                         Group    Company      Group    Company
                                       GBP'000    GBP'000    GBP'000    GBP'000
Authorised:
150,000,000 shares of GBP1.00 each     150,000    150,000    150,000    150,000
Allotted, Called Up and Fully Paid:
Opening balance of 102,265,699
(2000: 98,966,319) shares of GBP1.00
each                                   102,266    102,266     98,966     98,966
Issued on conversion of 'B' bonds            -          -      3,300      3,300
Closing balance of 102,265,699
(2000: 102,265,699) shares of GBP1.00
each                                   102,266    102,266    102,266    102,266



Options over ordinary shares

Options over 2,841,766 shares were granted during the year ended 30 June 2001. No options were exercised during the year. At 30 June 2001, 2,841,766 options to subscribe for ordinary shares were outstanding:


Exercise price                                       2001 Number   2000 Number
410.0 pence per share                                  2,813,407             -
405.5 pence per share                                     28,359             -
                                                       2,841,766             -

17.    Share Premium Account

                                       2001        2001      2000        2000
                                      Group     Company     Group     Company
                                    GBP'000     GBP'000   GBP'000     GBP'000
Balance brought forward               7,453       7,453         -           -
Premium on conversion of 'B' bonds        -           -     7,453       7,453
Balance carried forward               7,453       7,453     7,453       7,453




18.    Capital Redemption Reserve

                                            2001       2001     2000      2000
                                           Group    Company    Group   Company
                                         GBP'000    GBP'000  GBP'000   GBP'000
Balance brought forward and carried        3,204      3,204    3,204     3,204
forward


19.    Share Purchase Reserve

                                           2001       2001      2000      2000
                                          Group    Company     Group   Company
                                        GBP'000    GBP'000   GBP'000   GBP'000
Balance brought forward and carried      92,054     92,054    92,054    92,054
forward



20.   Capital Reserve


                                       2001       2001       2000       2000
                                      Group    Company      Group    Company
                                    GBP'000    GBP'000    GBP'000    GBP'000
Realised gains brought forward      219,005    207,129     80,093     70,393
Realised gains on venture fund
distributions                         5,465      5,256     87,909     84,215
Transfer on disposal                 37,232     37,060     52,944     54,442
Other realised losses                     -          -        (3)        (3)
Realised losses on currency
balances                              (755)      (755)      (415)      (395)
Realised exchange losses on
sale of fixed interest
securities                            (691)      (691)    (1,523)    (1,523)
Realised gains carried forward      260,256    247,999    219,005    207,129
Unrealised gains brought forward     34,997     46,414     46,865     56,082
(Decrease)/increase in
unrealised gains on venture
funds                              (49,127)   (38,488)     38,451     32,288
Transfer on disposal               (37,232)   (37,060)   (52,944)   (54,442)
(Decrease)/increase in
unrealised gains on subsidiary
undertakings                              -   (10,095)          -      9,762
(Decrease)/increase in
unrealised exchange gains on
fixed interest securities              (63)       (63)      2,724      2,724
Minority interest - equity              104          -       (99)          -
Unrealised (losses)/gains
carried forward                    (51,321)   (39,292)     34,997     46,414
                                    208,935    208,707    254,002    253,543



21.     Revenue Reserve

                                   2001      2001      2000        2000
                                  Group   Company     Group     Company
                                GBP'000   GBP'000   GBP'000     GBP'000

Balance brought forward           2,146     2,605     1,303       1,786
Transfer from revenue account       814       583       843         819
Balance carried forward           2,960     3,188     2,146       2,605



As stated in note 1(b), the Company has not presented its own revenue account. The net revenue after tax and before dividends dealt with in the accounts of the parent company was GBP2,424,000 (2000: GBP4,705,000).


22.   Reconciliation of Movements in Shareholders' Funds

                                         2001       2001      2000      2000
                                        Group    Company     Group   Company
                                      GBP'000    GBP'000   GBP'000   GBP'000
Net revenue available for distribution  2,655      2,424     4,729     4,705
Dividends                             (1,841)    (1,841)   (3,886)   (3,886)
                                          814        583       843       819
Non-distributable capital
(loss)/gain for the year             (45,067)   (44,836)   127,044   127,068
Shares issued on conversion of
'B' bonds                                   -          -     3,300     3,300
Share premium on conversion of
'B' bonds                                   -          -     7,453     7,453
Net addition to shareholders'
funds                                (44,253)   (44,253)   138,640   138,640
Shareholders' funds brought
forward                               461,125    461,125   322,485   322,485
Shareholders' funds carried
forward                               416,872    416,872   461,125   461,125


23.   Net Asset Value per Ordinary Share

Calculation of the net asset value per share is based on net assets of GBP416,872,000 (2000:GBP461,125,000) and on 102,265,699 (2000: 102,265,699)
ordinary shares in issue at the year end.


24. Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities


                                                 2001      2000      1999
                                                Group     Group     Group
                                              GBP'000   GBP'000   GBP'000
Net return before finance costs and taxation    3,022     4,800     2,735
(Increase)/decrease in accrued income             686     (632)       163
Decrease/(increase) in debtors                  (659)        22        30
Increase/(decrease) in creditors                (284)       330     (172)
Net cash inflow from operating activities       2,765     4,520     2,756


25.   Analysis of Changes in Net funds

                   At 1 July      Exchange     Cash acquired   Cash Flow     At 30    At 1 July   Cash Flow      At 30
                        2000       loss on    on purchase of                  June         1999              June 2000
                                  currency      subsidiaries                  2001
                                  balances
                     GBP'000       GBP'000           GBP'000     GBP'000   GBP'000      GBP'000     GBP'000    GBP'000
Cash at bank              48         (755)               834         966     1,093           42           6         48
Short-term deposits   10,232             -                 -     (4,134)     6,098       33,228    (22,996)     10,232

                      10,280         (755)               834     (3,168)     7,191       33,270    (22,990)     10,280
Debt due:
Within one
year                       -             -                 -           -         -            -           -          -
After more
than one year              -             -                 -           -         -     (10,753)      10,753          -
Net funds             10,280         (755)               834     (3,168)     7,191       22,517    (12,237)     10,280



26.    Related Party Transactions

The Company has appointed Schroder Investment Management Limited ("SIM"), a wholly-owned subsidiary of Schroders plc, to provide company secretarial and administrative services. Under the terms of this agreement, SIM is entitled to receive an annual fee equal to the greater of GBP75,000 or the aggregate of
(i) 0.12 per cent. per annum of the first GBP50 million of net assets, (ii)
0.06 per cent. per annum of the next GBP50 million of such net assets and (iii)
0.04 per cent. of the remaining net assets. The agreement is subject to a 4 month notice period. The total fees, including VAT, paid or payable to SIM for these services in respect of the year to 30 June 2001 was GBP267,000 (2000:
GBP257,000), of which GBP132,000 was outstanding at the year end.

Furthermore during the year SIM provided investment advice in respect of the Company's enlargement of operations. The total fee including VAT paid or payable for these services in respect of the ended 30 June 2001 was GBP88,000 of which GBP88,000 was outstanding at year end.

One of the Company's bankers is Schroder & Co. Limited. During the year banking facilities provided by Schroders changed from J. Henry Schroder & Co. Limited to Schroder & Co. Limited. The total interest received in the year to 30 June 2001 was GBP247,000 (2000: GBP325,000), and the cash balance held at 30 June 2001 was GBP433,000 (2000: GBP8,362,000).

In consideration for its management of the Company's fixed interest portfolio, Schroder Investment Management (UK) Limited receives a fee based on the average value of the Company's month-end cash and fixed interest portfolio, calculated at the rate of 0.10 per cent. per annum on the first GBP75 million of assets, 0.05 per cent. on the next GBP75 million and 0.03 per cent. thereafter, subject to a minimum fee of GBP20,000 per annum. The total fees, including VAT, paid or payable for these services in respect of the year to 30 June 2001 was GBP78,000 (2000: GBP121,000), of which GBP43,000 was outstanding at the year end.

SIM has also provided investment trust dealing services. The total fees paid or payable in the year to 30 June 2001 was GBP11,000 (2000: GBP2,000), of which GBP4,000 was outstanding at the year end.

Mr J J McLachlan and Mr N E H Ferguson are members of the Advisory Committees of certain of the Schroder Ventures' funds in which the Company invests.

Mr N E H Ferguson and members of his family have an interest in the Carried Interest in respect of certain Schroder Ventures' funds, awarded prior to January 2001.

27.    Risk

The following disclosures relating to the risks faced by the Company are provided in accordance with Financial Reporting Standard 13, "Derivatives and other financial instruments disclosures".


Financial instruments and risk profile

The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of Schroder Ventures' buy-out and development capital funds, which are managed and advised by Schroder Ventures. In addition, the Company holds treasury bills, cash and short-term deposits and various items such as debtors and creditors that arise directly from its operations. The financial instruments held by the Company are generally liquid.

The holding of securities, investing activities and associated financing undertaken pursuant to this objective involves certain inherent risks. Events may occur that would result in either a reduction in the Company's net assets or a reduction of revenue profits available for dividend.

As an investment trust the Company invests in securities for the long term. The Company has not taken out any derivatives contracts to date.


Currency risk

The Company is exposed to currency risk directly since the majority of its assets and liabilities are denominated in foreign currency and their sterling value can be significantly affected by movements in foreign exchange rates. The Company does not normally hedge against foreign currency movements affecting the value of its investments, but takes account of this risk when making investment decisions.


Interest rate risk

The Company's revenue will be affected by changes in prevailing interest rates since the majority of its income derives from treasury bills and bank deposit interest. The effect of interest rate changes on the valuation of investments forms part of valuation risk, which is considered separately below.


Financial assets of the Group


                     Floating Rate   Fixed Rate       Non-interest     Total
                                                           Bearing
                           GBP'000      GBP'000            GBP'000   GBP'000

Currency
denomination of
assets as at 30
June 2001:
Sterling                     6,940        2,222             16,892    26,054
Euro                            17       12,300            229,008   241,325
US dollar                      229       10,331            119,430   129,990
Japanese Yen                     -            -             21,700    21,700
Other                            5            -                  -         5
                             7,191       24,853            387,030   419,074


                     Floating Rate   Fixed Rate       Non-interest     Total
                                                           Bearing
                           GBP'000      GBP'000            GBP'000   GBP'000
Currency
denomination of
assets as at 30
June 2000:
Sterling                     2,454       32,332             22,340    57,126
Euro                         7,763       60,624            199,098   267,485
US dollar                       48       33,353             91,546   124,947
Japanese Yen                     -            -             14,226    14,226
Other                           15            -                  -        15
                            10,280      126,309            327,210   463,799




The floating rate assets consist of short-term deposits. The non-interest bearing assets represent the venture fund portfolio and co-investments. The fixed rate assets comprise treasury bills, net of outstanding redemptions but excluding other short term debtors and creditors, and can be further analysed as follows:

Fixed rate financial assets


                30 June 2001                    30 June 2000
                    Weighted        Weighted        Weighted        Weighted
                     average         average         average         average
               interest rate       period on   interest rate       period on
                               which rate is                   which rate is
                                       based                           based
Euro                   4.26%         58 days           4.23%         93 days
US dollars             3.43%         68 days           6.71%         58 days
Sterling               4.56%         45 days           5.73%         73 days


The Company does not have any borrowings at the year end, although it does have in place a loan facility of euro225 million with The Royal Bank of Scotland plc.

The main risk arising from the Company's financial instruments is valuation risk. The Board reviews and agrees policy for managing this risk as summarised below. This policy has remained substantially unchanged since the launch of the Company.


Valuation risk

The Company's exposure to valuation risk comprises mainly movements in the value of its underlying investments. A breakdown of the venture fund portfolio is given on pages 18 to 21 and a detailed analysis of the twenty largest underlying companies is given on pages 13 to 17. In accordance with the Company's accounting policies, set out on pages 34 to 36, all underlying investments are valued by the Directors in accordance with the current guidelines issued by the British Venture Capital Association ("BVCA"), adopting the overriding BVCA principle that the value should be a fair one.

The Company does not hedge against movements in the value of these investments. Uncertainty arises as a result of future changes in the valuation of the Company's underlying investments, the majority of which are unquoted, and the effect changes in exchange rates may have in the sterling value of these investments. Development Stage Equity Investments and Early Stage Equity Investments, by their nature, involve uncertainty as to the ultimate value likely to be realised on the disposal of those investments, particularly as their unquoted nature means that a ready market may not exist for them.

The Company's sensitivity to valuation risk will be affected by changes in levels of borrowing and liquidity, as approved by the Board. At 30 June 2001, a 10 per cent. movement in the valuation of the Group's venture fund portfolio and co-investments would result in a 9 per cent. change in net asset value per share.

The Directors believe that the diversified nature of the Company's portfolio and the number of underlying investments in the Schroder Ventures' funds significantly reduces the risks normally associated with making investments in the buy-out and development capital markets.


Holdings risk

In certain circumstances, the Company may wish to transfer its holdings in Schroder Ventures' funds. In a majority of the Schroder Ventures' funds in which the Company will invest, the general partner, trustee or manager has the ultimate right, similar to that exercisable by a board of a private company, to refuse to register the transfer of an interest. While the Company has no reason to believe that any request for the transfer of an interest would be refused, it is of course conceivable that the general partner's, trustee's or manager's overriding fiduciary duty could result in its refusing to register a particular transfer proposed by the Company.


If as a consequence of a failure to pay a Call, the Company is treated as a defaulting investor under the relevant Schroder Ventures Fund, it will suffer a resultant dilution in interest and possibly the compulsory sale of its interest.

                        PART VI - SUBSCRIPTION AND SALE


Pursuant to subscription agreements dated 21 November 2001 (the "Subscription Agreements"), the Subscribers agreed with the Issuer to subscribe for the Bonds at 100 per cent. of their principal amount. Each of the Subscribers has made certain representations and agreements with the Issuer regarding the offer, transfer and resale of the Bonds as set out in section 2 below.

1.   Placing

Pursuant to an agreement dated 21 November 2001 (the "Placing Agreement") between the Issuer and Dresdner Kleinwort Wasserstein (the"Placing Agent"), the Issuer made payments to the Placing Agent totalling GBP266,758.35
(comprised of a placing fee of GBP50,000, commission calculated at 2 per cent. of the value of the Bonds placed and amounts for out-of-pocket expenses) for the procurement by the Placing Agent of investors to subscribe and pay for the Bonds. The Issuer also made payments of GBP118,000 and GBP66,000 to Schroder & Co. Limited and Schroder & Co. Bank AG, respectively, for placing fees in respect of the Bonds.

2.    Selling restrictions

(a)   United States

The Bonds, the Ordinary Shares and the EDRs have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. The Company has registered the Ordinary Shares under the United States Securities Exchange Act of 1934 in the United States.
Each Subscriber has represented and agreed that the Bonds may not be offered, sold, pledged or otherwise transferred except (A)(1) to a person whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act ("Rule 144A") in a transaction meeting the requirements of Rule 144A; (2) to an institutional "accredited investor" (as defined in Rule 501(A)(1), (2), (3) or (7) of Regulation D under the Securities Act) that, prior to such transfer, furnishes to the Registrar a signed letter containing certain representations and agreements relating to such transfer; (3) in an offshore transaction meeting the requirements of Rule 903 or Rule 904 under Regulation S under the Securities Act; or (4) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available); and (B) in accordance with all applicable securities laws of any other jurisdiction.

The Issuer has not been, and will not be, registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). No more than 75 U.S. persons as determined in accordance with the Investment Company Act who have acquired securities of the Issuer from the Issuer or its agents or affiliates ("Direct Purchasers") or any United States Resident Transferee of any Direct Purchaser ("Private Offering Holders") may beneficially own securities (other than certain short-term securities) of the Issuer. If the Issuer's securities (other than certain short-term securities) including Ordinary Shares and the Bonds could be deemed to be beneficially owned by more than 75 Private Offering Holders (and in other circumstances as set forth in the Issuer's articles of association), the Issuer may require the transfer of any securities of the Issuer owned by such Private Offering Holders as will be required to reduce to 75 or below the number of Private Offering Holders beneficially owning securities of the Issuer, including Ordinary Shares and the Bonds.

If investing on behalf of an employee benefit plan, each Subscriber has further represented and warranted that, to the best of its knowledge:

(i) neither the Issuer nor any of its affiliates is a fiduciary of such plan with respect to the Subscriber's proposed investment within the meaning of Section 3(21) of the Employee Retirement Income Security Act of 1974 ("ERISA"), and

(ii) such persons are not parties in interest or disqualified persons, as defined in ERISA Section 3(14) and Section 4975(e)(2) of the U.S. Internal Revenue Code of 1986, as amended, respectively, with respect to such plan, or, if they are, the following conditions are satisfied:

       (a) the terms of the transaction are negotiated on behalf of the plan by, or under the general authority and direction of, a "qualified professional asset manager" (as defined in Section V(a) of ERISA Prohibited Transaction Class Exemption ("PTCE) 84-14) ("QPAM") that satisfies the conditions in Section I(g) of PTCE 84-14 (relating to conviction of certain crimes), and the QPAM makes the decision on behalf of the plan to enter into the transaction; and

       (b) the Issuer is not an "affiliate" (as defined in Section V(c) of PTCE 84-14) ("Affiliate") of a party that has, or during the immediately preceding one (1) year has exercised, the authority either (A) to appoint or terminate the QPAM as manager of any of the assets of the plan; or (B) to negotiate the terms of the management agreement with the QPAM, including renewals or modifications thereof, on behalf of the plan; and

       (c) the Issuer is not "related to" the QPAM (as defined in Section V(h) of PTCE 84-14); and

       (d) the assets of the plan that are managed by the QPAM, when combined with the assets of other plans established or maintained by the same employer or Affiliate thereof or by the same employee organisation, and managed by the QPAM, do not represent more than 20 per cent. of the total client assets managed by the QPAM at the time of the transaction.

In addition, until 40 days after the commencement of the offering of the Bonds, an offer or sale of the Bonds within the United States by any dealer that is not participating in the offer may violate the registration requirements of the Securities Act.

(b)    United Kingdom

Each subscriber has represented and agreed that:

(i) it has not offered or sold and will not offer or sell any Bonds to persons in the United Kingdom prior to any admission of the Bonds to listing in accordance with Part VI of the FSMA except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA;

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom; and

(iii) it has only issued or passed on, in the United Kingdom any document received by it in connection with the issue of the Bonds, other than any document which consists of or any part of listing particulars, supplementary listing particulars or any other document required or permitted to be published by Listing Rules under Part VI of the FSMA, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

Each Subscriber has also certified that the Bonds subscribed by them will initially be owned by a person that (i) is not, nor is it a nominee for, Euroclear, Clearstream, Luxembourg or any other person providing a clearance service within Section 96 of the Finance Act 1986 of the United Kingdom and
(ii) is not, nor is it a nominee or agent for a person whose business is or includes issuing depositary receipts within Section 93 of the Finance Act 1986 of the United Kingdom.


General

The Issuer makes no representation that the Bonds may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating any such sale.

              PART VII - CERTAIN UNITED KINGDOM TAX CONSIDERATIONS


The comments below are of a general nature based on current United Kingdom law and practice. They do not necessarily apply where the income is deemed for tax purposes to be the income of any other person. They relate only to the position of persons who are the absolute beneficial owners of their Bonds and may not apply to certain classes of persons such as dealers or persons who are connected with the Company within the meaning of Section 839 of the Income and Corporation Taxes Act 1988 or sub-section 87(3) of the Finance Act 1996. They assume that the Bonds will be listed on a recognised stock exchange within the meaning of Section 841 of the Income and Corporation Taxes Act 1988 before any payment of interest is made on the Bonds. Any Bondholders who are in doubt as to their personal tax position should consult their professional advisers.


1.    Interest

While the Bonds continue to be listed on a recognised stock exchange within the meaning of Section 841 of the Income and Corporation Taxes Act 1988 (for example, while the Bonds continue to be listed on the Official List of the United Kingdom Listing Authority and admitted to trading on the London Stock Exchange), payments of interest (including payments of interests made through paying or collecting agents) may be made without withholding or deduction for or on account of income tax.

Persons in the United Kingdom paying interest to or receiving interest on behalf of another person may be required to provide certain information to the United Kingdom Inland Revenue regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

If the Bonds cease to be listed on a recognised stock exchange, interest will generally be paid under deduction of income tax at the lower rate (currently 20 per cent.). The terms and conditions of the Bonds do not provide for any additional payments to be made in this or any other situation. Bondholders who are not resident in the United Kingdom may, however, be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double tax treaty and where such a treaty applies a direction may be given in advance by the Inland Revenue to enable the interest to be paid without deduction of withholding tax.

The interest has a United Kingdom source and accordingly may be chargeable to United Kingdom tax by direct assessment. Where the interest is paid without withholding or deduction, the interest will not be assessed to United Kingdom tax in the hands of Bondholders who are not resident in the United Kingdom, except where such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the interest is received or to which the Bonds are attributable, in which case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the United Kingdom branch or agency.

Bondholders should again note that since the terms and conditions of the Bonds do not provide for additional payments to be made in any circumstances, no additional payments would be made even if the Inland Revenue sought to assess United Kingdom tax directly on the person entitled to the relevant interest. However, exemption from or reduction of such United Kingdom tax liability might be available under an applicable double taxation treaty.

Bondholders within the charge to United Kingdom corporation tax will be subject to tax as income on all interest arising in respect of the Bonds. The amount of interest to be charged to United Kingdom corporation tax in each accounting period should be ascertained using an authorised accruals basis of accounting.

Bondholders who are not subject to United Kingdom corporation tax but who are subject to United Kingdom income tax will generally be subject to income tax on interest arising in respect of the Bonds when the interest is received.

On 13 December 2001, the Council of the European Union published a revised draft directive regarding the taxation of savings income. It is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments.

2.    Disposal (including Redemption) and Conversion

(i)   Non-United Kingdom Resident Bondholders

Bondholders who are not resident or ordinarily resident for tax purposes in the United Kingdom and who do not carry on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Bonds are attributable are generally outside the charge to United Kingdom taxation on chargeable gains with respect to the disposal of the Bonds or the conversion of the Bonds into Ordinary Shares.

(ii)  Bondholders Within the Charge to United Kingdom Corporation Tax


Disposal

Although the position is not entirely free from doubt, except in respect of amounts relating to interest on the Bonds, a Bondholder within the charge to United Kingdom corporation tax should not be subject to tax on any profits in respect of the Bonds as income. The Bonds will, however, be treated as "chargeable assets" for the purposes of the United Kingdom taxation of chargeable gains. Accordingly, a disposal of Bonds may give rise to a chargeable gain or allowable loss.

For the purposes of the United Kingdom taxation of chargeable gains, the consideration for any acquisition or disposal of the Bonds will be treated as adjusted so as to exclude, on a just and reasonable basis, the amount of such consideration which relates to interest which has accrued but has not been paid as at the date of such acquisition or disposal.


Conversion

Conversion of the Bonds should not be treated as a disposal of the Bonds (except for the purpose of an adjustment for accrued interest) and should not of itself give rise to a charge to the United Kingdom taxation of chargeable gains.


Proposed Change in Law

Bondholders within the charge to United Kingdom corporation tax should note that the Finance Bill currently before Parliament contains proposed changes to the legislation relating to convertible bonds. Although it is not free from doubt, the proposed changes to the legislation should not, if implemented in their current form, affect the statements made above but it is possible that the form of this legislation may change prior to its enactment. Bondholders within the charge to United Kingdom corporation tax should consult their own tax advisors as to the effect of the proposed changes in law.


(iii)   Other Bondholders


Disposal

A disposal of a Bond by a Bondholder resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Bond is attributable may give rise to a chargeable gain or allowable loss for the purposes of the United Kingdom taxation of chargeable gains.

The provisions of the accrued income scheme contained in Chapter II Part XVII of the Income and Corporation Taxes Act 1988 (the "accrued income scheme") may apply on the transfer of a Bond by a Bondholder and may apply to a person to whom the Bond is transferred. Generally, persons who are neither resident nor ordinarily resident in the United Kingdom and dealers in securities will not be subject to the provisions of the accrued income scheme. On a transfer of securities with accrued interest, the accrued income scheme would normally deem the transferor to receive an amount of income equal to the accrued interest and deem the transferee to obtain an equivalent credit to set against the deemed or actual interest he subsequently receives.

Conversion

The accrued income scheme

On a conversion, interest which is deemed to have accrued since the last interest payment date may be chargeable to United Kingdom tax as income under the accrued income scheme even though on conversion accrued interest may not be payable. In those circumstances an amount equal to the deemed accrued interest may be treated for the purposes of the United Kingdom taxation of chargeable gains as consideration given by the Bondholder for the Ordinary Shares received on conversion.


Capital gains tax

Conversion of the Bonds should not be treated as a disposal of the Bonds (except for the purpose of an adjustment for accrued interest) and should not of itself give rise to a charge to the United Kingdom taxation of chargeable gains.


3.    Dividends on Ordinary Shares

The Company will not be required to withhold tax at source when paying a dividend on the Ordinary Shares.

A shareholder who is an individual resident (for tax purposes) in the United Kingdom and who receives a dividend will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related tax credit (the "gross dividend"), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will have to account for additional tax equal to
22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received). A shareholder who is an individual resident (for tax purposes) in the United Kingdom and who is not liable for income tax on dividends received by it from the Company will not be entitled to claim repayment of the tax credit in respect of those dividends except where the shares are held in a Personal Equity Plan or Individual Savings Account and the dividends are paid on or before 5 April 2004.

Other United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by the Company, although charities will be entitled to limited compensation in lieu of repayable tax credits in respect of dividends paid on or before 5 April 2004.

United Kingdom resident corporate shareholders will generally not be subject to corporation tax on dividends paid by the Company. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

A shareholder who is not resident (for tax purposes) in the United Kingdom will not generally be able to claim repayment from the Inland Revenue of any material part of the tax credit attaching to dividends paid by the Company. A shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. A shareholder who is not resident in the United Kingdom (for tax purposes) should consult his own tax adviser concerning his tax liabilities on dividends received from the Company.


4.    Disposal of the Ordinary Shares

A disposal of Ordinary Shares by United Kingdom resident holders may, depending on their circumstances, give rise to a chargeable gain or allowable loss for the purpose of the United Kingdom taxation of chargeable gains.


5.    United Kingdom Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

Except where Bonds are issued to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, or to, or to a nominee or agent for, a person providing a clearance service, no United Kingdom stamp duty or SDRT should be payable on the issue of the Bonds. No United Kingdom stamp duty or SDRT should be payable on the redemption or conversion of the Bonds, except where the Ordinary Shares issued on conversion are issued to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, or to, or to a nominee or agent for, a person providing a clearance service.

The transfer on sale of Bonds or Ordinary Shares will normally be liable to ad valorem stamp duty generally at a rate of 0.5 per cent. of the amount or value of the consideration for the transfer rounded up to the nearest GBP5. The purchaser normally pays the stamp duty.

An unconditional agreement to sell Bonds or Ordinary Shares will normally give rise to a liability on the purchaser to SDRT generally at a rate of 0.5 per cent. of the amount or value of the consideration for the sale. If a duly stamped transfer in respect of the agreement is produced within six years of the date that the agreement is entered into or (if later) the date that it becomes unconditional, any SDRT is repayable generally with interest, and any unpaid SDRT is cancelled.

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of Ordinary Shares into the system unless such transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5 per cent.) will arise. Paperless transfers of Ordinary Shares within CREST will be liable to SDRT rather than stamp duty.

The issue or transfer of Ordinary Shares or Bonds to, or to a nominee or agent for, a person whose business is or includes issuing depository receipts or to, or to a nominee or agent for, a person providing a clearance service, will generally be subject to stamp duty or SDRT at 1.5 per cent. of the amount or value of the consideration or, in certain cases, the value of the Ordinary Shares or Bonds transferred (rounded up to the nearest GBP5 in the case of stamp duty) unless, in the case of an issue or transfer to a clearance service, the clearance service has made an election under Section 97A of the Finance Act 1986 which applies to the Ordinary Shares or Bonds, as the case may be. Under Section 97A of the Finance Act 1986, clearance services may, provided they meet certain conditions, elect for the 0.5 per cent. rate of stamp duty or SDRT to apply to the transfer of securities within such services instead of the 1.5 per cent. rate applying to an issue or transfer of such securities into the clearance service.

A transfer of depository receipts should not in practice need to be stamped provided that the depository receipts are not held on a register in the United Kingdom and that any transfer document is executed and retained outside the United Kingdom and will not give rise to SDRT.

If you are not resident in the United Kingdom or are subject to tax in any other jurisdiction or if you are in any doubt as to your tax position, you should consult an appropriate professional advisor without delay.


                                       73


                        PART VIII - GENERAL INFORMATION


1.    Incorporation

(a) The Company was incorporated and registered in England and Wales on 12 June 1995 under the Companies Act 1985 as a public limited company with registered number 3066856. It changed its name to Schroder Ventures International Investment Trust plc on 20 February 1996. The Company operates under the Companies Act 1985 and the regulations made thereunder.

(b) The Company's registered office is 31 Gresham Street, LondonEC2V 7QA. Its principal place of business and head office is Burleigh House, 357 Strand, London WC2R 0HS.

2.    Share capital

(a) The authorised share capital of the Company is GBP150,000,000 divided into 150,000,000 Ordinary Shares of which 102,265,699 are presently issued and fully paid up. Pursuant to the terms and conditions of the GBP10,752,825
      6.25 per cent. convertible bonds 2006, conversion notices were received on or before 28 November 1997, the conversion date, in respect of GBP10,752,685 of the convertible bonds. 5,683,236 new Ordinary Shares were allotted to the bondholders on conversion. Following the conversion of the Bonds the enlarged issued share capital of the Company comprised 102,170,490 Ordinary Shares. On 23 September 1998, the Directors exercised the authority given to them by shareholders to purchase 3,204,171 Ordinary Shares for cancellation, reducing the issued share capital to 98,966,319. Pursuant to the terms and conditions of the GBP10,752,685 7 per cent. Bonds 2006, conversion notices were received on or before 26 November, 1999, the conversion date, in respect of all of the GBP10,752,685 convertible bonds in issue. 3,299,380 new Ordinary Shares were allotted to bondholders on conversion, increasing the issued share capital to 102,265,699.

(b) The Ordinary Shares are in registered form and are listed on the Official List and traded on the London Stock Exchange.

(c) On 21 November 2001, the Company issued GBP40,000,000 subordinated convertible bonds due 2011 convertible into Ordinary Shares at 410p subject to adjustment if the December 2001 or June 2002 net asset value falls. At 1 July 2002, GBP40,000,000 convertible bonds were outstanding.

(d) At the Company's Annual General Meeting held on 22 November 2001 resolutions were proposed and passed to:

      (i) give the Directors power to allot relevant securities up to an aggregate nominal amount of (1) GBP1,022,656 (equivalent to 1 per cent. of the Company's issued ordinary share capital as at 14 September 2001) in connection with the Company's Executive Share Option Plan; and (2) GBP35,088,566 (equivalent to one-third of the Company's issued ordinary share capital as at 14 September 2001); and

      (ii) give the Directors the power to allot equity securities as if the provisions in section 89(1) of the Companies Act 1985 did not apply (1) up to an aggregate nominal amount of GBP1,022,656 (equivalent to 1 per cent. of the Company's issued ordinary share capital as at 14 September 2001) in connection with the Company's Executive Share Option Plan; (2) pursuant to rights issues and other pre-emptive issues; and (3) up to an aggregate nominal amount of GBP10,226,569 (equivalent to 10 per cent. of the Company's issued ordinary share capital as at 14 September 2001).

(e) Options over 2,841,766 shares were granted during the year ended 30 June 2001. No options were exercised during the year. On 5 April 2002, 1,411,597 options over shares were granted. At 1 July 2002, 4,253,363 options to subscribe for ordinary shares were outstanding.

(f) Save as disclosed in this Section 2, as at 12 June 2002 there is no outstanding loan capital, borrowings, indebtedness, contingent liabilities or guarantees of the Group.

3.    Directors' and others' interests

(a) The interests of the Directors (and persons connected with them within the meaning of section 346 of the Companies Act and the existence of which is known to or could with reasonable diligence be ascertained by that Director), all of which are beneficial (except where indicated), in the Ordinary Shares at the date of this document, as notified to the Company under the provisions of sections 324 and 328 of the Companies Act and as shown in the register of such interests required to be maintained under the provisions of section 325 of the Companies Act, are as follows:


                                                          Beneficial
                                                              No. of
                                                            Ordinary
                                                              Shares
J J McLachlan                                                 15,826
N E H Ferguson (beneficial)                                  175,000
N E H Ferguson (non-beneficial)                               27,900
C J Govett (beneficial)                                       67,500
C J Govett (non-beneficial)                                   20,000
A J Habgood                                                   25,000
E W Koning                                                       Nil
D Raeburn                                                     60,000
A F Sykes                                                        Nil
A C Williams (beneficial)                                      9,235
A C Williams (non-beneficial)                                  2,000



     Options held by Directors over Ordinary Shares of the Company

     In addition, the following Directors have been granted options over Ordinary Shares under the Executive Share Option Plan:



Director             Number of Options        Grant Date   Exercise Price      Earliest* Exercise      Latest* Exercise
                  Over Ordinary Shares                                                       Date                  Date
N E H Ferguson                 715,446      21 June 2001             410p            21 June 2004          20 June 2011
N E H Ferguson                 357,724      21 June 2001             410p            21 June 2005          20 June 2011
N E H Ferguson                 404,484      5 April 2002           334.5p            5 April 2005          4 April 2012
A C Williams                   373,983      21 June 2001             410p            21 June 2004          20 June 2011
A C Williams                   186,992      21 June 2001             410p            21 June 2005          20 June 2011
A C Williams                   272,645      5 April 2002           334.5p            5 April 2005          4 April 2012


* options are exerciseable subject to appropriate performance targets being met.


(b) The Directors do not have service contracts with the Company. However, Nicholas Ferguson and Andrew Williams, who are employed by Schroder Investment Management Limited, are seconded to SVLL. As part of the secondment arrangements, SVLL will reimburse Schroder Investment Management Limited for the salary, bonus and other benefits paid by Schroder Investment Management Limited to Nicholas Ferguson and Andrew Williams.

(c)   Directors' Remuneration

      The emoluments received by Directors in respect of the year ended 30 June 2001 were as specified below:


Director             Number of Options        Grant Date   Exercise Price      Earliest* Exercise      Latest* Exercise
                  Over Ordinary Shares                                                       Date                  Date
N E H Ferguson                 715,446      21 June 2001             410p            21 June 2004          20 June 2011
N E H Ferguson                 357,724      21 June 2001             410p            21 June 2005          20 June 2011
N E H Ferguson                 404,484      5 April 2002           334.5p            5 April 2005          4 April 2012
A C Williams                   373,983      21 June 2001             410p            21 June 2004          20 June 2011
A C Williams                   186,992      21 June 2001             410p            21 June 2005          20 June 2011
A C Williams                   272,645      5 April 2002           334.5p            5 April 2005          4 April 2012


+ This relates to Mr Ferguson's remuneration for the period 18 June 2001 to
  30 June 2001.
* Mr Ferguson's fee for the period from 1 July 2000 to 31 December 2000 was paid to Schroder Ventures (London) Limited. Mr Ferguson agreed to waive his fees as a non-executive Director of SVIIT with effect from 1 January 2001.



(d) There are no outstanding loans or guarantees granted or provided by any member of the SVIIT Group to or for the benefit of any Director.

(e) Nicholas Ferguson and members of his family and Andrew Williams have an interest in the Carried Interest in respect of certain Funds. Further details in respect of Carried Interest are set out on page 21. Nicholas Ferguson and Andrew Williams have forgone a portion of their entitlement to Carried Interest on existing Funds and any entitlement they may have to Carried Interest on future Schroder Ventures or Permira funds in return for share options granted by the Company under the Executive Share Option Plan. Nicholas Ferguson and Andrew Williams also participate in the Schroder Ventures Co-Investment Scheme and Schroder Ventures Investments Limited.

(f) Save as disclosed in paragraph 3(e), no Director has, or has had, an interest in any transactions which are or were unusual in their nature and conditions or significant to the business of the Group which were effected by the Company during the period from 1 July 2001 to the date of this document, or during the year ended 30 June 2001, or during an earlier financial year and which remain in any respect outstanding or unperformed.

(g) The Directors are aware of the following interests (within the meaning of Part VI of the Companies Act) which represent three per cent. or more of the issued share capital of the Company on 28 June2002 (being the latest practicable date prior to the publication of this document):



Name                              Number of Ordinary    Percentage of issued
                                              Shares           share capital
Schroders plc and its
subsidiaries
- non-beneficial, managed for clients     15,845,858                   15.49

- beneficial                              13,113,449                   12.82
AEGON Aandelenfonds NV                    19,378,665                   18.95
Lansdowne Partners                         5,258,162                    5.14
British Aerospace Pension Fund             4,425,000                    4.33
BBC Pension Trust Limited*                 4,384,554                    4.29

* This interest is also counted in the non-beneficial managed for clients of Schroders plc and its subsidiaries listed above.


(h) There are no persons who, directly or indirectly, jointly or severally, exercise or could exercise control over the Company.

(i) Nicholas Ferguson, Andrew Sykes and Andrew Williams also hold directorships within the Schroders Group, in particular, Nicholas Ferguson is a non-executive director of Schroders plc and Andrew Sykes is an executive director of Schroders plc.

(j)    A description of the advisory committees is set out in paragraph 2 of
       Part III of this document.

(k) SVIIT is represented on the advisory committees of the following Funds by either John McLachlan or Nicholas Ferguson: Permira UK III, Permira Europe I and II, The Japan Venture Fund III, Schroder Ventures US Fund, Schroder Ventures International Life Sciences Fund II, Schroder Canadian Buy-out Fund II and III and Schroder Ventures Asia Pacific Fund. The remaining Directors of the Company do not hold positions on the advisory committees for the Funds.

4.     Memorandum of Association

The Memorandum of Association of the Company provides that the Company's principal object is to undertake and carry on the business of an investment trust company. The objects of the Company are set out in full in clause 4 of the Memorandum of Association, which is available for inspection as set out in paragraph 9 of this Part VIII.


5.    Articles of Association

The Articles of Association contain provisions, inter alia, to the following effect.

(a)    Voting rights

(i) Subject to any special terms as to voting upon which any shares may be issued or may for the time being be held and to any other provisions of the Articles, every member present in person at a general meeting shall have one vote on a show of hands, and on a poll every member present in person or by proxy shall have one vote for every Ordinary Share of which he is the holder.

(ii) No member shall, unless the Board decides otherwise, be entitled to vote at any general meeting of the Company or any separate meeting of the holders of any class of shares of the Company if any call or other sum presently payable by him in respect of those shares remains unpaid or if he has been served with a restriction notice after failure to provide the Company with information concerning interests in those shares required to be provided under a statutory notice.

(iii) On any resolution to change the Company's name from a name including the word "Schroder" (or to amend this provision) any shares held by the Schroder Group shall carry three times the total number of any votes (if any) cast against such a resolution.

While any member of the Schroder Group holds any Ordinary Shares it may request the company secretary to call a meeting and propose a resolution to change the name of the Company to a name not including the word "Schroder" and the company secretary must within twenty-one days of such request take all necessary steps to call such a meeting to consider such a resolution and a meeting must in any case be held not later than six weeks after such a request.

(b)    Variation of rights and alteration of capital

(i) Subject to the provisions of the Companies Act and the Articles, all or any of the rights for the time being attached to any class of shares may be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. The quorum requirement for such a separate general meeting is a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class.

(ii)   The Company may by ordinary resolution:

       (1) increase its authorised share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

       (2) consolidate and divide all or any of its share capital into shares of a larger amount;

       (3) subject to the provisions of the Companies Act, sub-divide its share capital into shares of a smaller amount; and

       (4) cancel any shares which have not been taken or agreed to be taken by any person and diminish its authorised share capital by the amount of the shares so cancelled.

       Subject to the provisions of the Companies Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

(iii) Subject to the provisions of the Companies Act and the rights of the holders of any class of shares, the Company may issue any share which is to be redeemed or which is liable to be redeemed at the option of the Company or the holder and may purchase shares comprising all or any of its shares of any classes then in issue, including redeemable shares.

(c)    Dividends and other distributions

(i) The Company may by ordinary resolution from time to time declare dividends, but no such dividends shall be payable otherwise than in accordance with the Companies Act or in excess of the amount recommended by the Board. Payment of dividends to the members shall be in accordance with their rights and interests in the profits available for distribution. Dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the financial position of the Company and the Board may also pay any dividends payable at a fixed rate at intervals settled by the Board whenever the financial position of the Company, in the opinion of the Board, justifies their payment.

(ii) The Board may withhold payment of all or any part of any dividends (including shares issued in lieu of dividends) in respect of the Company's shares from a person with an interest of 0.25 per cent. or over (as defined in the Articles) in those shares or any class thereof if such a person has been served with a restriction notice after failure to provide the Company with information concerning interests in those shares required to be provided under a statutory notice.

(iii) Capital profits and surpluses arising from the realisation of investments will not be available for distribution by way of dividend.

(iv) Any dividend unclaimed after a period of 12 years from the date it became due for payment shall be forfeited and shall revert to the Company.

(v) Upon the commencement of liquidation, the liquidator may, with the sanction of a special resolution of the Company and subject to the Companies Act, either distribute the whole or part of the Company's assets in kind and for that purpose determine the basis and value of the distribution between members or vest the whole or part of the assets in trustees for the benefit of the contributories as the liquidator shall think fit. No member is obliged to accept shares or assets subject to a liability.

(d)    Capital reserves

       All capital profits arising on the sale or realisation of investments and other capital assets in excess of the book value thereof and all other capital profits and unrealised appreciation of investments or other assets representing or in the nature of accretion to capital assets will either be credited to a capital reserve to be maintained by the Company or be applied in providing for depreciation or contingencies. Any losses resulting from any such dealings as aforesaid and any depreciation in value of capital assets will be debited to such capital reserve except in so far as the Board otherwise decides. All sums carried and standing to the capital reserve may be applied for any of the purposes to which sums standing to any revenue reserve are applicable, except and provided that no part of the capital reserve or any other monies in the nature of accretion to capital may be transferred to revenue account or be regarded or treated as profits of the Company available to be applied in paying dividends.

       The Board may determine whether any amount received by the Company is to be dealt with as income or capital or partly one and partly the other. The Board may also determine whether any cost or expense (including any costs incurred or sums expended in connection with the management of the assets of the Company) is to be treated as a cost or expense chargeable to capital or revenue account or partly one and partly the other and, to the extent that the Board determines that such cost or expense should be apportioned to capital, the Board may debit or charge the same to the capital reserve.

(e)    Transfer of shares

       The shares are in registered form and may be transferred by instrument in writing in any usual form or in any other form which the Board may approve. Shares held in uncertificated form may be transferred by means of a relevant system as provided for in the Uncertificated Securities Regulations and the rules of any relevant system. The instrument of transfer must be executed on behalf of the transferor (in the case of a partly paid share, the transferee) and the transferor is deemed to remain the holder until the transferee's name is entered in the register. The Board may, in its absolute discretion, and without specifying any reason, refuse to register any transfer of shares which are not fully paid. The Board may also refuse to register any transfer of shares unless the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make such transfer or if the instrument of transfer is in respect of a transfer to joint holders where the number of joint holders to whom the shares are to be transferred exceeds four. The Board may only decline to register a transfer of a share held in uncertificated form in the circumstances set out in the Uncertificated Securities Regulations and where the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

       The Board may (subject to the Uncertificated Securities Regulations) decline to register a transfer of the shares by a person with an interest of 0.25 per cent. or over (as defined in the Articles) in those shares or any class thereof if such a person has been served with a restriction notice after a failure to provide the Company with information concerning interests in those shares required to be provided under a statutory notice unless the transfer is shown to the Board to be pursuant to an arm's length transaction (as defined in the Articles).

(f)    Compulsory transfer of shares

If it shall come to the notice of the Directors that any share or shares:

(i) are or may be owned or held directly or beneficially by any person or persons whose ownership or holding or continued ownership or holding of those shares (whether on its own or in conjunction with any other circumstance appearing to the Directors to be relevant) might in the sole and conclusive determination of the Directors cause a pecuniary or tax disadvantage to the Company or any other holder of shares or other securities of the Company; or

(ii) are or may be owned or held directly or beneficially such that the aggregate number of UnitedStates Persons who are holders or beneficial owners (which for these purposes shall include beneficial ownership by attribution pursuant to section 3(c)(1)(A) of the United States Investment Company Act 1940) of shares or other securities of the Company, including bonds (other than certain short-term securities) and who acquired securities of the Company from the Company or its agents or affiliates ("direct purchasers") or any U.S. resident transferee of any direct purchaser ("Private Offering Holders") is or may be more than 75; or

(iii) are or may be owned or held directly or beneficially by any person to whom a transfer of shares or whose ownership or holding of any shares might in the opinion of the Directors require registration of the Company as an investment company under the Investment Company Act, 1940 the Directors may, and:

(iv) if it shall come to the notice of the Directors that any share or shares are or may be owned or held directly or beneficially by any person who is a pension or other benefit plan subject to Title 1 of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA") and in the opinion of the Directors the assets of the Company may be considered "plan assets" within the meaning of regulations adopted under ERISA the Directors shall be required to, serve a notice (a "Transfer Notice") upon the person (or any one of such persons where shares are registered in joint names) appearing in the register as the holder (the "Vendor") of the share, shares or any of the shares concerned (the "Relevant Shares") requiring the Vendor within 21 days (or such extended time as in all the circumstances the Directors shall consider reasonable) to transfer (and/or procure the disposal of interests in) the Relevant Shares to another person who, in the sole and conclusive determination of the Directors, would not fall within (i), (iii) or (iv) above and whose ownership or holding of such share or shares would not result in the aggregate number of United States Persons who are beneficial owners or holders of shares or other securities of the Company (other than certain short-term securities) being 75 or more (such a person being hereinafter called an "Eligible Transferee"). On and after the date of such Transfer Notice, and until registration of a transfer of the Relevant Share to which it relates pursuant to the provisions of this paragraph or the following paragraph, the rights and privileges attaching to the Relevant Shares shall be suspended and not capable of exercise.

If within 21 days after the giving of a Transfer Notice (or such extended time as in all the circumstances the Directors shall consider reasonable) the Transfer Notice has not been complied with to the satisfaction of the Directors, the Company may sell the Relevant Shares on behalf of the holder or holders thereof by instructing a member of the London Stock Exchange to sell them in accordance with the best practice then obtaining to any Eligible Transferee or Eligible Transferees.

The net proceeds of the sale of the Relevant Shares shall be received by the Company, whose receipt shall be a good discharge for the purchase moneys, and will belong to the Company and, upon their receipt,the Company will become indebted to the former holder of, or person entitled by transmission to, the Relevant Shares for an amount equal to the net proceeds of transfer upon surrender by him or them of the certificate for the Relevant Shares which the Vendor shall forthwith be obliged to deliver to the Company. No trust will be created in respect of the debt and no interest will be payable in respect of it and the Company will not be required to account for any moneys earned from the net proceeds of transfer which may be employed in the business of the Company or as it thinks fit. The Company may register the transferee or transferees as holder or holders of the Relevant Shares and issue to him or them a certificate for the same and thereupon the transferee or transferees shall become absolutely entitled thereto.

A person who becomes aware that his holding, directly or beneficially, of shares will, or is likely to, fall within any of sub-paragraphs (i), (iii) or
(iv) above or, being a Private Offering Holder and a beneficial owner or holder of shares, becomes aware that the aggregate number of Private Offering Holders who are beneficial owners or holders of shares or other securities of the Company (other than certain short-term securities) is more than 75, shall forthwith, unless he has already received a Transfer Notice in accordance with the foregoing, either transfer the shares to an Eligible Transferee or Eligible Transferees or give a request in writing to the Directors for the issue of a Transfer Notice in accordance with the foregoing. Every such request shall be accompanied by the certificate or certificates for the shares to which it relates.

The Directors shall, unless any Director has reason to believe otherwise, be entitled to assume without enquiry that none of the shares are held in such a way as to entitle or require the Directors to serve a Transfer Notice in respect thereof. The Directors may, however, at any time and from time to time call upon any holder (or any one of joint holders) of shares by notice in writing to provide such information and evidence as they shall require upon any matter connected with or in relation to such holder of shares. In the event of such information and evidence not being so provided within such reasonable period (not being less than 21 days after service of the notice requiring the same) as may be specified by the Directors in the said notice, the Directors may, in their absolute discretion, treat any share held by such a holder or joint holder as being held in such a way as to entitle or require them to serve a Transfer Notice in respect thereof.

The Directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with these provisions. The exercise of the powers conferred by the foregoing shall not be questioned or invalidated in any case on the ground that there was insufficient evidence of direct or beneficial ownership or holding of shares by any person or that the true direct or beneficial owner or holder of any shares was otherwise than as appeared to the Directors at the relevant date provided that the said powers shall have been exercised in good faith.


(g)    Borrowing powers

The Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and assets and uncalled capital, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. The Directors must restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure that the aggregate principal amount from time to time outstanding of all borrowings (as defined in the Articles) by the Company and its subsidiary undertakings (exclusive of borrowings intragroup) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to the adjusted capital and reserves (as defined in the Articles) of the Company.


(h)    Directors

       (i)    Appointment of Director

       Directors may be appointed by the Company by ordinary resolution or by the Directors. A Director appointed by the Directors will hold office only until the next following Annual General Meeting and will not be taken into account in determining the Directors who are to retire by rotation at that meeting.

       (ii)  Age of Directors

       No person is disqualified from being a Director or is required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor is it necessary to give special notice of a resolution appointing or approving the appointment of such a Director. However, where the Directors convene any general meeting at which, to the knowledge of the Directors, a Director who is over the age of 70 will be proposed for re-appointment, the Directors will give notice of his age in the notice convening the meeting.

       (iii) Remuneration of Directors

       Each of the Directors shall be paid a fee at such rate as may be determined by the Directors provided that the total fees paid to the Directors (excluding amounts payable under other provisions of the Articles) shall not exceed GBP100,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company. At the Annual General Meeting in 2000, this amount was increased to GBP200,000 by ordinary resolution of the Company. Each Director may also be paid reasonable travelling, hotel and incidental expenses of attending meetings of the Directors, of committees of the Directors or general meetings of the Company or any other meeting which as a Director he is entitled to attend and shall be paid all expenses incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director.

       Any Director who goes or resides abroad for any purpose of the Company or performs services beyond the ordinary duties of a Director may be paid such extra remuneration as the Directors may determine in addition to any other remuneration from the Company.

       (iv)  Executive Directors

       The Directors may from time to time appoint one or more of their body to hold any employment or executive office with the Company (including that of managing director) for such period (subject to the provisions of the Companies Act) and upon such other terms as the Board may decide and may revoke or terminate any appointment so made. A Director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Directors may decide either in addition to or in lieu of his remuneration as a Director.

       (v)   Retirement of Directors by rotation

       At every Annual General Meeting of the Company, as nearly as possible one-third of the Directors who are subject to retirement by rotation will retire by rotation and be eligible for re-election. The Directors to retire will be those who have been longest in office or, in the case of those who were appointed or re-appointed on the same day, will be (unless they otherwise agree) determined bylot.

       (vi)  Restrictions on voting

       A Director shall not vote on, or be counted in the quorum in relation to, any resolution of theDirectors concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, to any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in that case each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment, or the settlement or variation of the terms or the termination of his own appointment, or the appointment of another Director to an office or place of profit with a company in which the Company is interested and the Director seeking to vote or to be counted in the quorum owns one per cent. or more of it.

       A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Directors in respect of any contract in which he has an interest which (taken with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution concerning any of the following matters:

       (1) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiaries;

       (2) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

       (3) where the Company or any of its subsidiary undertakings is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is a participant;

       (4) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or any of its subsidiaries or by reason of any other interest in or through the Company or any of its subsidiaries;

       (5) any contract concerning any other company (not being a company in which the Director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

       (6) any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company or any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to whom the fund or scheme relates;

       (7) any contract for the benefit of employees of the Company or of any of its subsidiaries under which he benefits in a similar manner to the employees and which does not accord to any Director as such any privilege or advantage not accorded to the employees to whom the contract relates; or

       (8) any contract for the purchase or maintenance for any Director or Directors of insurance against any liability.

       (vii) Directors' shareholdings

       There is no qualification fixed by the Articles for a Director to hold any shares in the Company.

       (viii)Directors' independence from the Schroder Group

       The majority of the Directors shall comprise persons who are independent of Schroder Ventures and the Schroder Group, which majority shall include the chairman of the Board. For this purpose, a Director is deemed to be independent of the Schroder Group unless (a) he is a director, officer, general partner or employee of a member of the Schroder Group or (b) a member of the Schroder Group is connected with him within the meaning given to that expression by section 346 of the Companies Act.

(i)    Indemnity of officers

Subject to the provisions of the Companies Act, the Company may indemnify any Director or other officer against any liability and may purchase and maintain, for any Director or other officer insurance against any liability. Every Director or other officer shall be indemnified, and if the Directors so determine an auditor may be indemnified, out of the assets of the Company against any liability incurred as a director or other officer, or as auditor, in defending any proceedings (whether civil or criminal) in which judgment is given in his favour or in which he is acquitted or in connection with any application under the Companies Act in which relief is granted to him by the Court.

(j)    Untraced shareholders

The Company may sell any certificated shares in the Company on behalf of the holder of or the person entitled to transmission to the shares after advertising its intention to sell and waiting for three months if the shares have been in issue for at least 12 years immediately preceding the relevant advertisement and during that period at least three cash dividends have become payable on them and have not been claimed or satisfied and, so far as any Director is aware, the Company has not received any communication during the relevant period from the holder of the shares or any person entitled to them by transmission. Upon any such sale, the Company will become indebted to the former holder of the shares or the person entitled to them by transmission for an amount equal to the net proceeds of sale.

(k)    Record date for service

Any document may be served by the Company by reference to the register as it stands at any time not more than 15 days before the date of delivery and no change in the register after that time shall invalidate that service. Where any document is served on any person in respect of a share in accordance with the Articles, no person deriving any title or interest in that share shall be entitled to any further service of that document.


(l)    Members resident abroad

Members with registered addresses outside the United Kingdom and who give to the Company an address outside the United Kingdom at which such notices may be served are entitled to have notices served at that address and will be deemed to have received notices posted to that address seven London business days following posting of the relevant notice.


6.    Risk Factors

An investment in the Company is suitable only for sophisticated investors who are in a position to commit funds for a considerable period of time. The past investment performance of the Company is not necessarily a guide to the future performance of the Company's investments. The risk factors that potential investors should be aware of include the following:

          The Company's investments are likely to be of a long-term nature. Such investments may often be difficult to value and there can be no assurance that the Company will be able to realise its investments in a timely manner. In addition, the value of investments may fall as well as rise.

          The success of the companies in which the Company will invest could be adversely affected by a range of factors, including changes in economic conditions, interest rate movements, changes in law and specific developments within the company or industry in which it operates.

          It may take a significant period of time from the date of an investment before realisation of the investment can be achieved. It is possible that no return to investors will occur for a number of years.

          An investment in the Company may involve complex tax considerations which may differ for each investor. Each investor is advised to consult their own tax advisers.

          The success of the Company and its investments as a whole depends on the ability of the Company to identify, acquire and realise appropriate investments on attractive terms. Investors will not have the opportunity to evaluate the relevant financial and other information which will be utilised by the Company in the selection, structuring, monitoring and disposal of investments or otherwise to take part in the management of the Company and its investments.

          The Company will be competing for investments with other parties. It is possible that competition for appropriate investment opportunities may increase, which may reduce the number of opportunities available and adversely affect the terms upon which such investments can be made.

7.    Executive Share Option Plan

A summary of the terms of the Executive Share Option Plan are set out below.


General

The Executive Share Option Plan is divided into four separate parts: Part A covers the grant of Inland Revenue approved options to employees (which will confer certain tax reliefs on its participants), Part B covers the grant of non-approved options to employees, Part C covers the grant of incentive stock options to U.S. participants (which will confer certain tax reliefs on its participants) and Part D is intended to cover the grant of options to individuals seconded to the Company and its subsidiaries. The terms of the options to be granted under each part are identical in all material respects unless indicated to the contrary in this summary.

It is intended that the Board's functions under the Executive Share Option Plan, other than administrative ones, will be discharged by the Remuneration Committee.

Eligibility

Employees of the Company and its subsidiaries (which, for the purposes of Part D of the Executive Share Option Plan, is taken to include joint ventures) and directors of such companies who are obliged to work at least 25 hours a week for any of the Company or its subsidiaries, plus individuals seconded to the Company or its subsidiaries, who are not within two years of their contractual retirement age and who are not otherwise excluded by the relevant legislation, will be eligible to participate in the Executive Share Option Plan.


Grant of options

Options may be granted within the six weeks following the announcement by the Company of its results for any period. They may also be granted at other times which the Board considers to be sufficiently exceptional.

No options may be granted later than 10 years after the adoption of the Executive Share Option Plan. The Remuneration Committee will formally review the operation of the Executive Share Option Plan no later than five years after its adoption.

No payment will be required for the grant of an option. Options are not transferable other than where their transfer to a trust is approved by the Remuneration Committee or following a participant's death, in which case they may be exercised by his or her personal representatives.


Limit on Individual Participation

In any financial year of the Company in which the Remuneration Committee decides to grant options, the aggregate exercise price of options granted to an individual participant under the Executive Share Option Plan will not normally exceed an amount determined by the Remuneration Committee in the light of individual performance, the performance of the Company and market practice. It is not anticipated that the value of shares under options granted in any financial year will, other than in exceptional circumstances, exceed two times an individual's remuneration.

The aggregate market value (as at the date of grant) of shares under option to an individual at any given moment pursuant to Part A of the Executive
Share Option Plan or any other approved executive share option scheme established by the Company or an associated company shall not exceed GBP30,000 or such other limit as may from time to time apply under the relevant legislation.

The aggregate market value (as at the date of grant) of Ordinary Shares in respect of which options granted under Part C of the Executive Share Option Plan to any individual may first become exercisable in any calendar year shall not exceed U.S.$100,000.


Overall Limits

No options may be granted under the Executive Share Option Plan which would cause the number of Ordinary Shares issued or issuable pursuant to options granted during any period of 10 years under all employees' share plans adopted by the Company to exceed 10 per cent. of the Company's issued ordinary share capital from time to time. In particular, options may not be granted over more than 1,500,000 Ordinary Shares under Part C of the Executive Share Option Plan.


Exercise Price

The price per Ordinary Share payable on the exercise of an option will not be less than the middle-market quotation for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange on the day before the option was granted or some other day or days agreed with the Inland Revenue. The middle-market quotation may also be averaged over any three day period for this purpose.


Exercise of Options

An option will not normally be exercisable until three years from its grant. Options will lapse no later than 10 years from the date granted.

For the initial share option grant, a staggered vesting schedule was incorporated for the most senior executives of SVLL whereby, to the extent that the performance target has been met, two-thirds of the grant will be exercisable three years from grant, with the remaining one-third exercisable four years from grant.

The Remuneration Committee intends to set appropriately demanding performance conditions on the exercise of options.

For the initial share option grant under the Executive Share Option Plan, the Remuneration Committee has chosen a performance target broadly equivalent to the hurdle rate attached to Carried Interest in respect of existing Funds. The exercise of options will be subject to a performance target which requires the percentage growth in the Company's net asset value per Ordinary Share, as disclosed in the Annual Report and Accounts or Interim Report (whichever is the more recent), over the performance period to be at least equal to (a) the percentage growth in the Retail Price Index over the same period plus (b) a percentage equal to four times the number of years in the performance period.

If the performance target has not been fully satisfied on the third anniversary of the date of grant, the target can be re-tested every six months over the life of the option. The performance period in each case will be the period from the date of grant of the options until the date at which the performance target is being tested.

The Remuneration Committee is cognisant of current market practice whereby companies are limiting the opportunities to re-test performance targets attached to share options. The initial share option grant is, however, designed to replicate so far as practicable the potential gains through Carried Interest arrangements being forgone (as outlined above), which can reward executives up to 12 years after the initial investment. The Remuneration Committee therefore considers that it is appropriate to incorporate a provision to re-test the performance target over the full 10 year life of the option. For future grants, the provision to re-test the performance target after the initial three year performance period will be limited to re-tests every six months up to six years from grant. For each re-test, the base point for measuring the performance target will be fixed at the date of grant.

Options normally lapse on cessation of employment (which is taken to include ceasing to be a Director or on secondment). However, exercise is permitted:

(a) following cessation of employment in certain specified circumstances and at the Boards discretion following cessation of employment in any other circumstances; or

(b)    on a reconstruction, takeover or winding-up of the Company.

In such cases the performance conditions cease to apply, except that they continue to apply in the case of normal retirement and that the Remuneration Committee has discretion as to how they shall continue to apply in the case of a restructuring, takeover or winding-up but having regard to performance to the date of such restructuring, takeover or winding-up.

The exercise of an option may be satisfied not in shares but with cash of equivalent value.


Variation of Capital

In the event of any increase or variation of share capital, or (except in the case of Inland Revenue approved options) of a demerger, special dividend or any other circumstance similarly affecting options, the Board may make such adjustments as it considers appropriate to the number of shares subject to options and the price payable on their exercise.


Alterations to the Executive Share Option Plan

The Board may at any time alter or add to the Executive Share Option Plan in any respect, provided that the prior approval of the Company in general meeting is obtained for alterations or additions to the advantage of participants to the rules governing eligibility, limits on participation, terms of exercise, non-assignability of options and adjustments of options. Such prior approval is not required for minor amendments for administrative advantage, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or group companies. Also, the above does not restrict the ability of the Board to adjust performance conditions to take account of supervening events (e.g. a variation of share capital).


Pensionability

No benefits received under the Executive Share Option Plan will be pensionable.

PAYE/NIC Elections

he Executive Share Option Plan requires the option holder to indemnify the SVIIT Group (or his or her employer if different) in respect of any PAYE liability. It also allows the Company to sell Ordinary Shares on the option holder's behalf to meet this liability.

At the Remuneration Committee's discretion, the option holder may, as a condition of grant of an option under the unapproved part of the Executive Share Option Plan, be required to indemnify the SVIIT Group (or his or her employer if different) in respect of any employer's national insurance liability (or overseas equivalent) on the exercise of the option or, alternatively, to enter into an election with his employer to pass this liability to the option holder.


Employee Benefit Trusts

Employee Benefit Trusts were established to operate in conjunction with the Executive Share Option Plan and any other employee share scheme operated by the Company or its subsidiaries. This will provide the Company with flexibility in the sourcing of Ordinary Shares for these schemes.

The trusts were constituted by trust deeds between the Company and Mourant & Co. Trustees Limited as trustee. The trustee has the power to acquire Ordinary Shares for the benefit of the employees and former employees of the Company and its subsidiaries and certain of their dependants. Any Ordinary Shares so acquired will be able to be used for the purposes of the Executive Share Option Plan (other than Part D) or any other employee share scheme operated by the Company or its subsidiaries.

The trustee will not, without prior Shareholders' approval, make any acquisition of Ordinary Shares which would result in more than five per cent. of the Company's issued ordinary share capital being held in the trusts.


Overseas Participants

Parts B and D of the Executive Share Option Plan provide that the rules of the Executive Share Option Plan may be amended for participants outside the UK. Options granted to such participants may be granted subject to different terms and conditions in order to take into account local tax, exchange control or securities laws but any Ordinary Shares made available by virtue of such amendments must be treated as counting against any limits on individual or overall participation in the Executive Share Option Plan. Part C of the Executive Share Option Plan covers the grant of incentive stock options to participants in the US which allow them to benefit from a favourable tax regime.


8.    General

(a) There are no legal or arbitration proceedings involving any member of the Group (including any proceedings which are pending or threatened of which the Company is aware) which may have or have had in the previous 12 months a significant effect on the Group's financial position.

(b) Platinum Trust (the "Trust") is a Guernsey unit trust in which the Company owns approximately 99 per cent. of the ordinary units and 90 per cent. of the B units, and is accordingly treated as a subsidiary of the Company. The remaining units are owned by Schroder Investments (Bermuda) Limited. The principal purpose of the Trust is to invest in unit trusts, limited partnerships or companies comprising funds with the objective of participating in venture capital and buy-out opportunities. The trustee of the Trust is Barings (Guernsey) Limited.

(c) A former employee of Permira's investment consultants in France has been placed under examination ("mis en examen") in connection with an inquiry being conducted in France by an investigating magistrate ("judge d'instruction"). It is understood that the inquiry is into circumstances surrounding a public offering in 1998 in shares of an investee company of Permira France II. The Board of SVIIT is of the opinion that the outcome of the inquiry should have no bearing on SVIIT's relationship with Permira.

(d) There has been no significant change in the financial or trading position of the Group since 31 December 2001, the date of the last interim financial statements and there has been no material adverse change in the financial position or prospects of the Group since the date of its last published annual accounts.

(e) Ernst & Young of Rolls House, 7 Rolls Buildings, Fetter Lane, London EC4 1NH have audited the accounts of the Company for the years ended 30 June 1999, 2000 and 2001. The audit report on each set of accounts was unqualified.

(f)   Contracts in respect of the Bonds

      The following is a summary of the contents of each principal contract directly concerning the issue of the Bonds:

      (i)    the Trust Deed dated 21 November 2001 between (1) the Issuer and
             (2) the Trustee, inter alia, constituting the Bonds (and incorporating the Terms and Conditions and provisions governing the subordination and conversion thereof) and appointing the Trustee to act in that capacity;

      (ii) the Registrar and Paying Agency Agreement dated 21 November 2001 between (1) the Issuer (2) the Trustee and, (3) JPMorgan Chase Bank, setting out, inter alia, the terms of appointment and duties of JPMorgan Chase Bank (in its capacity as registrar, conversion agent, transfer agent and paying agent (the "Registrar"). The duties of the Registrar (for which it will receive fees payable by the Issuer) are of an administrative nature acting as agent for the Issuer in relation to the making of payments on the Bonds and in relation to conversion of the Bonds in accordance with and in order to give effect to the provisions of the Trust Deed;

     (iii) the Subscription Agreements in respect of the Bonds dated 21 November 2001 between (1) the Issuer and (2) the Subscribers, the principal terms of which are summarised in "Subscription and Sale";

     (iv) the Placing Agreement dated 21 November 2001 between (1) the Issuer and (2) the Placing Agent, the principal terms of which are summarised in "Subscription and Sale"; and

     (v) two placing letters (the "Placing Letters") dated 11 December 2001 between (1) the Issuer and (2) Schroder & Co. Limited and (1) the Issuer and (2) Schroder & Co. Bank AG recording agreements by which each of Schroder & Co. Limited and Schroder & Co. Bank AG agreed to place some of the Bonds with their respective clients, in consideration for fees payable by the Issuer calculated at 2 per cent. of the value of Bonds so placed.

(g) The listing of the Bonds on the Official List of the UK Listing Authority and their admission to trading on the London Stock Exchange's market for listed securities will be expressed in pounds sterling as a percentage of their nominal amount (excluding accrued interest). Transactions will normally be effected for settlement in pounds sterling and for delivery on the third business day in London after the day of the transaction. It is expected that such listing will be granted on or about 5 July 2002. Prior to official listing, dealings will be permitted by the London Stock Exchange in accordance with its rules.

(h) In the event of a winding up of the Issuer, all amounts in respect of the Bonds paid to the Trustee by the liquidator of the Issuer in a winding up of the Issuer will be held by the Trustee upon trust (i) first for payment or satisfaction of all amounts then due and unpaid under clauses 15 and/or 16(x) of the Trust Deed (relating to remuneration and indemnification of the Trustee); (ii) secondly for payment of claims of all Senior Liabilities (as defined in the Terms and Conditions of the Bonds) of the Issuer in a winding up of the Issuer to the extent that such claims are admitted to proof in the winding up (excluding interest accruing after commencement of the winding up); and (iii) thirdly as to the balance (if any) for payment pari passu and rateably of the amounts owing on or in respect of the Bonds.

9.    Documents available for inspection

Copies of the following documents or final drafts are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including 22 July 2002 at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY:

(a)   the Memorandum and Articles of Association of the Company;

(b) the Subscription Agreements, the Registrar and Paying Agency Agreement, the Placing Agreement, the Placing Letters and the Trust Deed;

(c) the audited consolidated financial statements of the SVIIT Group for each of the last two completed financial years and the interim consolidated financial statements of the SVIIT Group for the six months ended 31 December 2001; and

(d)   these Listing Particulars.

                                   DEFINITIONS


The following definitions apply throughout this document unless the context requires otherwise:


  "Admission"                            the admission of the Bonds to the
                                         Official List and to trading on the
                                         London Stock Exchange's market for
                                         listed securities

  "Articles of Association" or           the articles of association of the
  "Articles"                             Company

  "Bondholders"                          the several persons who are for the
                                         time being holders of the Bonds

  "Calls" the contractual demands made by the Funds to Investors from time to time to satisfy part or all of the outstanding unpaid capital committed by Investors in relation to their Holdings in immature Funds as described on page 19

  "Carried Interest"                     the allocation of a portion of gains
                                         to individuals connected with
                                         Schroder Ventures or Permira and
                                         members of the Schroder Group
                                         derived from particular Holdings of
                                         up to 20 per cent. of profits
                                         arising in the Funds, as calculated
                                         in accordance with the terms of the
                                         relevant Fund, as described on page
                                         21

  "Closing Date"                         21 November 2001

  "Companies Act"                        the Companies Act 1985, as amended

  "CREST"                                the relevant system (as defined in
                                         the Uncertificated Securities
                                         Regulations) in respect of which
                                         CRESTCo Limited is the Operator
                                         (asdefined in the Uncertificated
                                         Securities Regulations), being a
                                         paperless settlement system enabling
                                         securities to be evidenced otherwise
                                         than by a certificate and
                                         transferred otherwise than by way of
                                         a written instrument

  "Depositary"                           The Bank of New York, 101 Barclay
                                         Street, 22nd Floor, New York 10286
                                         United States of America or its
                                         successor

  "Development Stage Equity              unquoted investments, including
  Investments"                           investments in management buy-outs
                                         and buy-ins, which are not Early
                                         Stage Investments

  "Directors" or "Board"                 the directors of the Company, whose
                                         names appear under "Directors,
                                         Secretary and Advisers" on page 3

  "Early Stage Equity Investments"       investments in new companies,
                                         including seed, start-up and other
                                         early stage investments, typically
                                         not consistently generating
                                         significant profits

  "EDRs"                                 the Company's Euro Depositary
                                         Receipts issued in December 2000

  "EDR" or "Euro Depositary Receipt"     a euro denominated certificate
                                         issued by the Depositary
                                         representing oneOrdinary Share or a
                                         multiple thereof

  "Ernst & Young"                        the UK firm of Ernst & Young, of
                                         Rolls House, 7 Rolls Buildings,
                                         Fetter Lane, London EC14 1NH

  "Executive Share Option Plan"          the Schroder Ventures International
                                         Investment Trust plc 2001 Executive
                                         Share Option Plan

  "Facility Agreement"                   the euro225,000,000 Revolving Credit
                                         Facility Agreement dated 16 March
                                         2001 between SVIIT, Barings
                                         (Guernsey) Limited and the Royal
                                         Bank of Scotland plc

  "Funds" funds, as listed in table 2 on page 9 of this document, to which Schroder Ventures or Permira act as adviser or consultant

  "Holdings"                             units in unit trusts, interests in
                                         limited partnerships and shares in
                                         companies (and the benefit of loans
                                         associated therewith) comprising the
                                         Funds

  "Investors"                            the persons who are the registered
                                         holders of Holdings or the bearers
                                         of shares evidencing Holdings

  "IRR"                                  internal rate of return calculated
                                         on the basis described on page 20

  "listed" or "quoted"                   securities which are listed or
                                         quoted on a public stock exchange or
                                         over-the-counter market and
                                         "unlisted" or "unquoted" shall be
                                         construed accordingly

  "Listing Rules"                        the rules contained in The Listing
                                         Rules as published by the UK Listing
                                         Authority and amended from time to
                                         time

  "London Stock Exchange"                the London Stock Exchange plc

  "NASD"                                 National Association of Securities
                                         Dealers, Inc.

  "Official List"                        the official list of the UK Listing
                                         Authority

  "Ordinary Shares"                      ordinary shares of GBP1 nominal value
                                         each of SVIIT

  "Partners"                             a recognised title applied within
                                         Schroder Ventures to senior
                                         professionals, but not necessarily
                                         implying the carrying on of a
                                         business in partnership

  "Platinum Trust"                       a unit trust registered in Guernsey
                                         controlled by SVIIT, which holds
                                         certain interests in the Funds as
                                         described on page 76

  "Schroder Group"                       Schroders plc and its subsidiary
                                         undertakings and associated
                                         undertakings (within the meaning
                                         given to that expression by
                                         paragraph 20 of Schedule 4A to the
                                         Companies Act 1985) from time to
                                         time"Schroder Ventures or Permira"
                                         those independent entities being
                                         members of the Schroder Ventures
                                         international association and
                                         providing advisory or consultancy
                                         services to the Funds

  "Schroder Ventures Limited"            the company incorporated in Guernsey
                                         with registered number 32623 whose
                                         registered office is at Barfield
                                         House, St Julian's Avenue, St Peter
                                         Port, Guernsey, Channel islands

  "SEC"                                  the US Securities and Exchange
                                         Commission

  "Section 842"                          Section 842 of the Income and
                                         Corporation Taxes Act 1988

  "Securities Act"                       the United States Securities Act of
                                         1933, as amended

  "Shareholder(s)"                       holder(s) of Ordinary Shares

  "SIM"                                  Schroder Investment Management
                                         Limited
  "SIM (UK)"                             Schroder Investment Management (UK)
                                         Limited

  "Subscribers"                          the subscribers of the Bonds

  "Subscription Price"                   the amount paid to the Issuer by
                                         each Subscriber in respect of the
                                         amount of Bonds subscribed by it at
                                         an issue price equal to 100 per
                                         cent. of the principal amount thereof

  "SVIIT" or "Company"                   Schroder Ventures International
                                         Investment Trust plc

  "SVIIT Group" or "Group"               SVIIT and its subsidiary
                                         undertakings and associated
                                         undertakings (withinthe meaning
                                         given to that expression by
                                         paragraph 20 of Schedule4A to the
                                         Companies Act 1985)

  "SVLL"                                 Schroder Ventures (London) Limited,
                                         whose registered office is at
                                         Burleigh House, 357 Strand, London
                                         WC2R 0HS

  "SVNA" Schroder Ventures North America Inc., whose registered office is at 1013 Centre Road, Wilmington,
                                         Delaware, U.S.A.

  "UK Listing Authority"                 the Financial Services Authority
                                         acting in its capacity as the
                                         competent authority for the purposes
                                         of FSMA and in the exercise of its
                                         function in respect of the admission
                                         to the Official List otherwise than
                                         in accordance with Part VI of FSMA,
                                         including where the context so
                                         permits, any committee, employee,
                                         officer or servant to whom any
                                         function of the UK Listing Authority
                                         may for the time being be delegated

  "Uncalled Commitments"                 commitments to pay future Calls to
                                         the Funds

  "Uncertificated Securities             the Uncertificated Securities
  Regulations"                           Regulations 1995 (SI 1995 No.
                                         95/3272) as amended from time to time

  "United States"                        the United States of America, its
                                         territories and possessions, any
                                         state ofthe United States of America
                                         and the District of Columbia and all
                                         other areas subject to its
                                         jurisdiction

  "United States Person" or "US Person"  a person resident in the United
                                         States, a corporation, partnership
                                         or other entity created or organised
                                         in or under the laws of the United
                                         States, or any estate or trust the
                                         income of which is subject to United
                                         States federal income taxation
                                         regardless of its source or any
                                         other person, entity, trust or
                                         estate included within the
                                         definition of "US Person" in Rule
                                         902(k) under the United States
                                         Securities Act of 1933, as amended

  "U.S. Securities Laws"                 the U.S. Securities Act of 1933 (as
                                         amended) and the US Securities and
                                         Exchange Act of1934

  "VAT" value added tax as provided for in The Value Added Tax Act 1994 and legislation (whether delegated or otherwise) supplemental thereto and any similar or turnover tax replacing or introduced in addition to any of the same and any equivalent thereof in any other jurisdiction.

Currency exchange rates


GBP1 = 1.4554 United States Dollars      GBP1 = 3164.92 Italian Lire ("Lire")
("US$")                                  GBP1 = 271.966 Spanish Pesetas
GBP1 = 2.3232 Canadian Dollars ("C$")    ("Ptas")
GBP1 = 3.1969 German Deutschmarks ("DM") GBP1 = 190.745 Japanese Yen ("Y")
GBP1 = 10.7219 French Francs ("FF")      GBP1 = 1.6346 Euro ("euro")

Exchange rates are the mid-market spot rates as at the close of business on the 31 December 2001, asextracted from the London edition of the Financial Times on 2 January 2002.

Exhibit 2.3 Trust Deed, dated November 21, 2001, between the Company and The Law Debenture Trust Corporation p.l.c.



THIS TRUST DEED is made on 21st November, 2001 BETWEEN:

(1)  SCHRODER   VENTURES   INTERNATIONAL   INVESTMENT   TRUST   plc,  a  company
     incorporated under the laws of England and Wales, whose registered office is at 31 Gresham Street, London EC2V 7QA (the "Issuer"); and

(2) THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated under the laws of England and Wales, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "Trustee", which expression shall, wherever the context so admits, include such company and all other persons or companies for the time being the trustee or trustees of these presents) as trustee for the Holders and, where applicable, Couponholders (each as defined below).

WHEREAS:

(1) By resolution of a duly appointed Committee of the Board of Directors of the Issuer dated 19th November, 2001 and a written resolution of the Board of Directors of the Issuer dated 13th November, 2001 the Issuer has resolved to issue GBP40,000,000 41/2 per cent. Subordinated Convertible Bonds due 2011 to be constituted by this Trust Deed.

(2) The Trustee has agreed to act as trustee of these presents for the benefit of the Holders and, where applicable, Couponholders upon and subject to the terms and conditions of these presents.

NOW THIS TRUST DEED WITNESSES AND IT IS HEREBY AGREED AND DECLARED as follows:

1.     Definitions

1.1 In these presents, unless there is anything in the subject or context inconsistent therewith, all words and expressions defined in the Conditions shall have the meaning in the rest of this Trust Deed and the following expressions shall have the following meanings:

     "Agency Agreement" means, in relation to the Securities of any series, the agreement appointing the initial Principal Paying Agent and, if applicable, Registrar and/or Transfer Agents in relation to such Securities and any other agreement for the time being in force appointing Successor paying agents and, if applicable, registrars and/or transfer agents in relation to such Securities, or in connection with their duties, the terms of which have been previously approved in writing by the Trustee, together with any agreement for the time being in force amending or modifying with the prior written approval of the Trustee any of the aforesaid agreements in relation to such Securities;

     "Agent Bank" means, in relation to the Securities of any relevant series, the bank initially appointed as agent bank in relation to such Securities by the Issuer pursuant to the relative Agent Bank Agreement or, if applicable, any Successor agent bank in relation to such Securities;

     "Agent Bank Agreement" means, in relation to the Securities of any relevant series, the agreement (which may, but need not, be the relative Agency Agreement) appointing the initial Agent Bank in relation to such Securities and any other agreement for the time being in force appointing any Successor agent bank in relation to such Securities, or in connection with its duties, the terms of which have been previously approved in writing by the Trustee, together with any agreement for the time being in force amending or modifying with the prior written approval of the Trustee any of the aforesaid agreements in relation to such Securities;

     "Appointee" means any attorney, manager, agent, delegate, nominee, custodian or other person appointed by the Trustee under these presents;

     "Auditors" means the auditors for the time being of the Issuer or, in the event of their being unable or unwilling promptly to carry out any action requested of them pursuant to the provisions of these presents, such other firm of chartered accountants as may be appointed for the relevant purpose by the Issuer and approved in writing by the Trustee for such purpose;

     "Bearer Securities" means those of the Securities which are for the time being in bearer form;

     "Business Day" means a day (excluding Saturday or Sunday or public holidays in England and Wales) on which banks generally open for business in the City of London for the transaction of normal banking business;

     "Clearstream, Luxembourg" means Clearstream Banking, societe anonyme;

     "Conditions" means:

     (i) in relation to the Original Bonds, the Conditions in the form set out in the Second Schedule as the same may from time to time be modified in accordance with these presents and any reference in these presents to a particular specified Condition or paragraph of a Condition shall in relation to the Original Bonds be construed accordingly; and

    (ii) in relation to the Further Securities of any series, the Conditions in the form set out or referred to in the supplemental trust deed relating thereto as the same may from time to time be modified in accordance with these presents and any reference in these presents to a particular specified Condition or paragraph of a Condition shall in relation to the Further Securities of any series, unless either referring specifically to a particular specified Condition or paragraph of a Condition of such Further Securities or the context otherwise requires, be construed as a reference to the provisions (if any) in the Conditions thereof which correspond to the provisions of the particular specified Condition or paragraph of a Condition of the Original Bonds;

      "Couponholders" means the several persons who are for the time being holders of the Coupons;

     "Coupons" means the bearer interest coupons appertaining to the Bearer Securities in definitive form or, as the context may require, a specific number thereof and includes any replacements for Coupons issued pursuant to the Conditions and, where the context so permits, the Talons;

     "Euroclear" means Euroclear Bank S.A./N.V. as operator of the Euroclear System;

     "Event of Default'' means any of the conditions, events or acts provided in Conditions 8.1, 8.2 and 8.3;

     "Extraordinary Resolution" has the meaning set out in paragraph 20 of the Fourth Schedule;

     "Further Securities" means bonds or notes (whether in bearer or registered form) of the Issuer constituted by a trust deed supplemental to this Trust Deed pursuant to Clause 2.5 or the principal amount thereof for the time being outstanding or, as the context may require, a specific number thereof and includes any replacements for Further Securities issued pursuant to Condition 15 and, where applicable, any Global Security issued in respect thereof;

     "Global Security" means any global bond or note issued in respect of the Further Securities of any relevant series and includes any replacements for Global Securities issued in respect thereof;

     "Holders" means the several persons who are for the time being holders of the Securities (being, in the case of Bearer Securities, the bearers thereof and, in the case of Registered Securities, the several persons whose names are entered in the register of holders of the Registered Securities as the holders thereof) which expression shall, while any Global Security remains outstanding, mean in relation to the Securities represented thereby each person who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular principal amount of such Securities (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of Securities represented by a Global Security standing to the account of any person shall be conclusive and binding for all purposes) for all purposes other than with respect to the payment of principal, premium (if any) and interest on such Securities, the right to which shall be vested, as against the Issuer, solely in the bearer of such Global Security in accordance with and subject to its terms and the terms of these presents; and the words "holder" and "holders" and related expressions shall (where appropriate) be construed accordingly;

     "Liability" means any loss, damage, cost, charge, claim, demand, expense, judgment, action, proceeding or other liability whatsoever (including, without limitation, in respect of taxes, duties, levies, imposts and other charges) and including any amounts in respect of value added tax or similar tax included therein to the extent not recoverable by the person suffering the loss, damage, cost, charge, claim, demand, expense, judgement, action, proceeding or other liability or a member of such person's group and legal fees and expenses;

     "Original Bondholders" means the several persons who are for the time being Holders of the Original Bonds;

     "Original Bonds" means the bonds in registered form comprising the said GBP40,000,000 41/2 per cent. Subordinated Convertible Bonds due 2011 of the Issuer hereby constituted or the principal amount thereof for the time being outstanding;

     "outstanding" means, in relation to the Securities, all the Securities issued other than:

     (A) those Securities which have been redeemed and cancelled pursuant to these presents;


    (B) those Securities in respect of which the date for redemption in accordance with the Conditions has occurred and the redemption moneys (including premium (if any) and all interest payable thereon) have been duly paid to the Trustee or to the Registrar as provided for in Clause 2 or, in the case of Bearer Securities, to the Principal Paying Agent in the manner provided in the Agency Agreement (and where appropriate notice to that effect has been given to the relative Holders in accordance with Condition
             18) and remain available for payment against presentation of the relevant Securities and/or Coupons (if such presentation is required);

     (C) those Securities which have been purchased and cancelled in accordance with the Conditions;

     (D) those Securities which have become void or in respect of which claims have become prescribed;

     (E) in the case of Bearer Securities, those mutilated or defaced Securities which have been surrendered and cancelled and in respect of which replacements have been issued pursuant to the Conditions;

     (F) in the case of Bearer Securities, (for the purpose only of ascertaining the principal amount of the Securities outstanding and without prejudice to the status for any other purpose of the relevant Securities) those Securities which are alleged to have been lost, stolen or destroyed and in respect of which replacements have been issued pursuant to the Conditions;

     (G) in the case of Bearer Securities, any Global Security to the extent that it shall have been exchanged for another Global Security in respect of the Securities of the relevant series or for the Securities of the relevant series in definitive form pursuant to its provisions,

     PROVIDED THAT for each of the following purposes, namely:

             (a) the right to attend and vote at any meeting of the Holders or any of them;

             (b) the determination of how many and which Securities are for the time being outstanding for the purposes of Clause 9.1, the Conditions and paragraphs 2, 5, 6, 9 and 14 of the Fourth Schedule;

             (c) any discretion, power or authority (whether contained in these presents or vested by operation of law) which the Trustee is required, expressly or impliedly, to exercise in or by reference to the interests of the Holders or any of them; and

             (d) the determination by the Trustee whether any event, circumstance, matter or thing is, in its opinion, materially prejudicial to the interests of the Holders or any of them,



     those Securities (if any) which are for the time being held by or on behalf of the Issuer or any of its Subsidiaries or any person acting in concert with them shall (unless and until ceasing to be so held) be deemed not to remain outstanding;

     "Paying Agents" means, in relation to the Securities of any relevant series, the several institutions (including where the context permits the Principal Paying Agent) at their respective specified offices initially appointed as paying agents in relation to such Securities by the Issuer pursuant to the relative Agency Agreement and/or, if applicable, any Successor paying agents in relation to such Securities;

     "Potential Event of Default" means any condition, event or act which, with the lapse of time and/or the issue, making or giving of any notice, certification, declaration, demand, determination and/or request and/or the taking of any similar action and/or the fulfilment of any similar condition, would constitute an Event of Default;

     "Principal Paying Agent" means, in relation to the Securities of any relevant series, the institution at its specified office initially appointed as principal paying agent in relation to such Securities by the Issuer pursuant to the relative Agency Agreement or, if applicable, any Successor principal paying agent in relation to such Securities;

     "Reference Banks" means, in relation to the Securities of any relevant series, the several banks initially appointed as reference banks in relation to such Securities by the Issuer and referred to in the Conditions of such Securities and/or, if applicable, any Successor reference banks in relation to such Securities;

     "Registered Securities" means those of the Securities which are for the time being in registered form;

     "Registrar" means, in relation to the Securities of any relevant series (being, or which are exchangeable for, Registered Securities), the institution at its specified office initially appointed as registrar in relation to such Securities by the Issuer pursuant to the relative Agency Agreement or, if applicable, any Successor registrar in relation to such Securities;

     "Relevant Date" has, in relation to any relevant Further Securities, the meaning set out in the Conditions;

     "repay", "redeem" and "pay" shall each include both the others and cognate expressions shall be construed accordingly;

     "Securities" means, as the context may require, the Original Bonds and/or any Further Securities and/or any series thereof;

     "Senior Liabilities" has the meaning given to it in Condition 21;

     "specified office" means, in relation to a Paying Agent, Transfer Agent or Registrar (as appropriate), the office identified with its name at the end of the Conditions or any other office approved by the Trustee and notified to Holders pursuant to Clause 14(xii);

     "Stock Exchange" means, in relation to the Securities of any relevant series, the stock exchange or exchanges (if any) on which such Securities are for the time being quoted or listed;

     "Subsidiary" has the meaning ascribed to it under Section 736 of the Companies Act 1985;

     "Successor" means, in relation to the Agent Bank, the Principal Paying Agent, the other Paying Agents, the Reference Banks, the Registrar and the Transfer Agents, any successor to any one or more of them in relation to the Securities of the relevant series which shall become such pursuant to the provisions of these presents, the relative Agent Bank Agreement and/or the relative Agency Agreement (as the case may be) and/or such other or further agent bank, principal paying agent, paying agents, reference banks, registrar and/or transfer agents (as the case may be) in relation to such Securities as may (with the prior approval of, and on terms previously approved by, the Trustee in writing) from time to time be appointed as such, and/or, if applicable, such other or further specified offices (in the former case being within the same city as those for which they are substituted) as may from time to time be nominated in each case by the Issuer and (except in the case of the initial appointments and specified offices made under and specified in the Conditions, the relative Agent
     Bank Agreement and/or the relative Agency Agreement, as the case may be) notice of whose appointment or, as the case may be, nomination has been given to the relevant Holders pursuant to Clause 14(xii) in accordance with Condition 18;

     "successor in business" means any company which, as the result of any amalgamation, merger or reconstruction the terms of which have previously been approved in writing by the Trustee:

     (i) owns beneficially the whole or substantially the whole of the undertaking, property and assets owned by the Issuer immediately prior thereto; and

    (ii) carries on, as successor to the Issuer, the whole or substantially the whole of the business carried on by the Issuer immediately prior thereto;

     "Talons" means the talons appertaining to, and exchangeable in accordance with the provisions therein contained for further Coupons appertaining to, the Bearer Securities in definitive form of any relevant series and includes any replacements for Talons issued pursuant to the Condition relating to such Bearer Securities;

     "these presents" means this Trust Deed and the Schedules and any trust deed supplemental hereto and the Schedules (if any) thereto and the Securities, the Coupons and the Conditions, all as from time to time modified in accordance with the provisions herein or therein contained;

     "Transfer Agents" means, in relation to the Securities of any relevant series (being, or which are exchangeable for, Registered Securities), the institutions at their respective specified offices initially appointed as transfer agents in relation to such Securities by the Issuer pursuant to the relative Agency Agreement and/or, if applicable, any Successor transfer agents in relation to such Securities; and

     "Trust Corporation" means a corporation entitled by rules made under the Public Trustee Act, 1906 of Great Britain or entitled pursuant to any other comparable legislation applicable to a trustee in any other jurisdiction to carry out the functions of a custodian trustee.

     Words denoting the singular shall include the plural and vice versa; words denoting one gender only shall include the other genders; and words denoting persons only shall include firms and corporations and vice versa.


1.2  (i)     All references in these presents to principal and/or premium and/or interest in respect of the Securities or to any moneys payable by the Issuer under these presents shall be deemed to include a reference to any additional amounts which may be payable under the Conditions relating to the relevant Securities or, if applicable, under any undertaking or covenant given pursuant to Clause 21.1(ii)(b) and all references to principal and/or principal amount shall, unless the context otherwise requires, be deemed to include a reference to the net proceeds of sale of any Relevant Bonds pursuant to Condition 13.5.

     (ii) All references in these presents to "pounds", "sterling", "pounds sterling", "pence" or the signs "GBP" or "p" shall be construed as references to the lawful currency for the time being of the United Kingdom.

     (iii) All references in these presents to any statute or any provision of any statute shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under any such modification or re-enactment.

     (iv) All references in these presents to any action, remedy or method of proceeding for the enforcement of the rights of creditors shall be deemed to include, in respect of any jurisdiction other than England, references to such action, remedy or method of proceeding for the enforcement of the rights of creditors available or appropriate in such jurisdiction as shall most nearly approximate to such action, remedy or method of proceeding described or referred to in these presents.

     (v) All references in these presents to taking proceedings against the Issuer shall be deemed to include references to proving in the winding up of the Issuer.

     (vi) All references in these presents to Euroclear and/or Clearstream, Luxembourg shall be deemed to include references to any other clearing system as is approved by the Trustee.

     (vii) Unless the context otherwise requires words or expressions used in these presents shall bear the same meanings as in the Companies Act 1985.

     (viii) In this Trust Deed references to Schedules, Clauses, sub-clauses, paragraphs and sub-paragraphs shall be construed as references to the Schedules to this Trust Deed and to the Clauses, sub-clauses, paragraphs and sub-paragraphs of this Trust Deed respectively.

     (ix) In these presents tables of contents and Clause headings are included for ease of reference and shall not affect the construction of these presents.

     (x) If at any time any provision of these presents is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of these presents nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

2.   Covenant to Repay and to Pay Interest on Original Bonds

2.1 The aggregate principal amount of the Original Bonds is limited to GBP40,000,000.

2.2 The Issuer covenants with the Trustee that it will, in accordance with these presents, on the due date for the final maturity of the Original Bonds provided for in the Conditions, or on such earlier date as the same or any part thereof may become due and repayable thereunder, pay or procure to be paid unconditionally to or to the order of the Trustee in sterling in London in immediately available funds the principal amount of the Original Bonds repayable on that date and shall in accordance with these presents in the meantime and until such date (both before and after any judgment or other order of a court of competent jurisdiction) pay or procure to be paid unconditionally to or to the order of the Trustee as aforesaid interest (which shall accrue from day to day) on the principal amount of the Original Bonds at the rate and on the dates specified in the Conditions.

     PROVIDED THAT:

        (a) every payment of principal or interest in respect of the Original Bonds made to an account specified by the Original Bondholder in accordance with the Conditions or by a sterling cheque for the relevant amount sent to the Original Bondholder in accordance with the Conditions (provided that such cheque is honoured on first presentation) shall be deemed to be a satisfaction of the covenant contained in this Clause;

        (b) in any case where payment of principal is not made to the Original Bondholders on or before the due date, interest shall continue to accrue on the principal amount of each Original
                Bond (both before and after any judgment or other order of a court of competent jurisdiction) at the rate aforesaid up to and including the date which the Trustee determines to be the date on and after which payment is to be made to the Original Bondholders in respect thereof as stated in a notice given to the Original Bondholders in accordance with Condition 18 (such date to be not later than 30 days after the day on which the whole of such principal amount together with an amount equal to the interest which has accrued and is to accrue pursuant to this proviso up to and including that date has been received by the Trustee, the Registrar or the Original Bondholders); and

        (c) in any case where payment of the whole or any part of the principal amount of any Original Bond is improperly withheld or refused upon due presentation thereof (other than in circumstances contemplated by proviso (ii) above) interest shall accrue on that principal amount payment of which has been so withheld or refused (both before and after any judgment or other order of a court of competent jurisdiction) at the rate aforesaid from and including the date of such withholding or refusal up to and including the date on which payment of the full amount (including interest as aforesaid) in sterling payable in respect of such Original Bond is made.

     The Trustee will hold the benefit of this covenant on trust for the Original Bondholders and itself in accordance with these presents.

     Subordination

2.3  (i)     In the event of the winding up of the Issuer, all amounts in respect of the Original Bonds paid to the Trustee by the liquidator of the Issuer in a winding up of the Issuer (including for the avoidance of doubt pursuant to Clause 8) shall be held by the Trustee upon trust:


             (a) first for payment or satisfaction of all amounts then due and unpaid under Clause 15 and/or 16(x) to the Trustee or any Appointee;

             (b) secondly for payment of claims of all Senior Liabilities of the Issuer in the winding up of the Issuer to the extent that such claims are admitted to proof in the winding up (not having been satisfied out of the other resources of the Issuer) excluding interest accruing after commencement of the winding up; and

             (c) thirdly as to the balance (if any) for payment pari passu and rateably of the amounts owing on or in respect of the Original Bonds.

     (ii) The trust secondly mentioned in Clause 2.3(i) may be performed by the Trustee paying over to the liquidator for the time being in the winding up of the Issuer the amounts received by the Trustee as aforesaid (less any amounts thereof applied in the implementation of the trust first mentioned in Clause 2.3(i)) on terms that such liquidator shall distribute the same accordingly and the receipt by such liquidator of the same shall be a good discharge to the Trustee for the performance by it of the trust secondly mentioned in Clause 2.3(i).

     (iii) The Trustee shall be entitled and it is hereby authorised to call for and to accept as conclusive evidence thereof a certificate from the liquidator for the time being of the Issuer as to:

             (a) the amount of the claims of the Senior Liabilities referred to in Clause 2.3(i); and

             (b) the persons entitled thereto and their respective entitlements.

     Trustee's Requirements Regarding Paying Agents

2.4 At any time after an Event of Default or a Potential Event of Default shall have occurred or the Securities shall otherwise have become due and repayable or the Trustee shall have received any money which it proposes to pay under Clause 10 to the Holders and/or Couponholders, the Trustee may:

     (i) by notice in writing to the Issuer, the Principal Paying Agent, the other Paying Agents, the Registrar and the Transfer Agents require the Principal Paying Agent, the other Paying Agents, the Registrar and the Transfer Agents pursuant to the Agency Agreement:

             (a) to act thereafter as Principal Paying Agent, Paying Agents, Registrar and Transfer Agents respectively of the Trustee in relation to payments to be made by or on behalf of the Trustee under the provisions of these presents mutatis mutandis on the terms provided in the Agency Agreement (save that the Trustee's liability under any provisions thereof for the indemnification of out-of-pocket expenses of the Paying Agents, the Registrar and the Transfer Agents shall be limited to the amounts for the time being held by the Trustee on the trusts of these presents relating to the relative Securities and available for such purpose) and thereafter to hold all Securities and Coupons and all sums, documents and records held by them in respect of Securities and Coupons to the order of the Trustee; or

             (b) to deliver up all Securities and Coupons and all sums, documents and records held by them in respect of Securities and Coupons to the Trustee or as the Trustee shall direct in such notice provided that such notice shall be deemed not to apply to any documents or records which the relative Paying Agent, the Registrar or the relative Transfer Agent, as the case may be, is obliged not to release by any law or regulation, and/or

     (ii) by notice in writing to the Issuer require it to make all subsequent payments in respect of the Securities and Coupons to or to the order of the Trustee and not to the Principal Paying Agent; with effect from the issue of any such notice to the Issuer and until such notice is withdrawn proviso (A) to Clause 2.2 relating to the Original Bonds and any similar provisos relating to any Further Securities shall cease to have effect.

2.5  Further Issues

     (i) The Issuer shall be at liberty from time to time (but subject always to the provisions of these presents) without the consent of the Holders or Couponholders to create and issue further bonds or notes (whether in bearer or registered form) either:

            (a) ranking pari passu in all respects (or in all respects save for the first payment of interest thereon), and so that the same shall be consolidated and form a single series, with the Original Bonds and/or the Further Securities of any series; or

            (b) upon such terms as to ranking, interest, conversion, premium, redemption and otherwise as the Issuer may at the time of issue thereof determine provided that holders of such bonds or notes shall be considered a separate series for all purposes of these presents.

     (ii) Any further bonds or notes which are to be created and issued pursuant to the provisions of paragraph (A) above so as to form a single series with the Original Bonds and/or the Further Securities of any series shall be constituted by a trust deed supplemental to this Trust Deed and any other further bonds or notes which are to be created and issued pursuant to the provisions of paragraph (A) above may (subject to the consent of the Trustee) be constituted by a trust deed supplemental to this Trust Deed. In any such case where such further bonds or notes are to be constituted by a trust deed supplemental to this Trust Deed the Issuer shall prior to the issue of any such further bonds or notes to be so constituted (being Further Securities) execute and deliver to the Trustee a trust deed supplemental to this Trust Deed (in relation to which all applicable stamp duties or other documentation fees, duties or taxes have been paid and, if applicable, duly stamped or denoted accordingly provided that the Issuer shall not be responsible for paying any United Kingdom stamp duty or stamp duty reserve tax arising in connection with the issue or delivery of bonds or notes (or any shares or securities into which such bonds or notes convert) to, or to anominee or agent for (i) any person providing a clearance service within the meaning of Section 96 Finance Act 1986 or (ii) any person whose business is or includes issuing depositary receipts within the meaning of Section 93 Finance Act 1986) and containing a covenant by the Issuer in the form mutatis mutandis of Clause 2.2 in relation to the principal, premium (if any) and interest in respect of such Further Securities and such other provisions (whether or not corresponding to any of the provisions contained in this Trust Deed) as the Trustee shall reasonably require.

     (iii) A memorandum of every such supplemental trust deed shall be endorsed by the Trustee on this Trust Deed and by the Issuer on its duplicate of this Trust Deed.

2.6  Any Further Securities not forming a single series with the Original
     Bonds or Further Securities of any series shall form a separate series and accordingly the provisions of Clause 2.4, Clauses 4 to 22 (both inclusive) and Clause 23.2 and the Third and Fourth Schedules shall apply mutatis mutandis separately and independently to each series of the Securities and in such Clauses and Schedules the expressions "Securities", "Holders", "Coupons", "Couponholders" and "Talons" shall be construed accordingly.

3.   Form and Issue of Original Bonds

3.1 The Original Bonds shall be in definitive registered form, and shall comply with the provisions of Condition 1 and the Third Schedule.

3.2 The provisions of the Conditions and the Third Schedule shall have effect in relation to the transfer of the Original Bonds.

3.3 The certificates in respect of the Original Bonds shall be substantially in the form set out in the First Schedule and shall be signed manually or in facsimile by two of the Directors or one Director and the Secretary of the Issuer on behalf of the Issuer.

3.4 The Issuer may use the facsimile signature of any person who at the date such signature is affixed is a Director or the Secretary of the Issuer notwithstanding that, at the time of issue of any of the certificates in respect of the Original Bonds, he may have ceased for any reason to be the holder of such office and certificates so issued shall be evidence of valid and binding obligations of the Issuer.

4.   Covenants in relation to Conversion Right

4.1  The Issuer hereby undertakes and covenants with the Trustee that:-

     (i) so long as a Conversion Right in respect of any of the Original Bonds remains exercisable, it will, subject to the Conditions:-

            (a) keep available for issue free from pre-emptive rights out of its authorised but unissued capital such number of ordinary shares in the issued share capital of the Issuer (the "Ordinary Shares") as would enable the Conversion Rights and all other rights of conversion into or exchange or subscription for Ordinary Shares to be satisfied in full;

            (b) not issue or pay up any securities, in either case by way of capitalisation of profits or reserves, other than (i) by the issue of fully paid Ordinary Shares to its Ordinary Shareholders and other holders of shares in the capital of the Issuer which by their terms entitle the holders thereof to receive Ordinary Shares on a capitalisation of profits or reserves, or (ii) by the issue of Ordinary Shares paid up in full out of profits or reserves (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of a cash dividend, or (iii) by the issue of fully paid equity share capital (other than Ordinary Shares) to the holders of equity share capital of the same class and other holders of shares in the capital of the Issuer which by their terms entitle the holders thereof to receive equity share capital (other than Ordinary Shares) on a capitalisation of profits or reserves, unless, in any such case, the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Conversion Price then in effect, give rise) to an adjustment to the Conversion Price;

            (c) not in any way modify the rights attaching to the Ordinary Shares with respect to voting, dividends or liquidation nor issue any other class of equity share capital carrying any rights which are more favourable than such rights but so that nothing in this paragraph (c) shall prevent (i) the issue of any equity share capital to employees or secondees (including directors holding executive office) whether of the Issuer or any of the Subsidiaries or any of the Issuer's associated companies or joint ventures by virtue of their office or employment pursuant to any scheme or plan approved by the Issuer in general meeting or which is established pursuant to such a scheme or plan which is or has been so approved, or (ii) any consolidation or subdivision of the Ordinary Shares or the conversion of any Ordinary
                    Shares into stock or vice versa or (iii) any modification of such rights which is not, in the opinion of a merchant or investment bank in the City of London of international repute selected by the Issuer, approved in writing by the Trustee and acting as expert and not an arbitrator, materially prejudicial to the interests of the Original Bondholders or (iv) without prejudice to any rule of law or legislation (including regulations made under Section 207 of the Companies Act 1989 or any other provision of that or any other legislation), the conversion of Ordinary Shares into, or the issue of any Ordinary Shares in, uncertificated form (or the conversion shares in uncertificated form into certificated form) or the amendment of the Articles of Association of the Issuer to enable title to securities of the Issuer (including Ordinary Shares) to be evidenced and transferred without a written instrument or any other amendment to the Articles of Association of the Issuer made in connection with the matters described in this paragraph or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of securities, including Ordinary Shares, dealt with under such procedures) or (v) any issue of equity share capital where the issue of such equity share capital results or would, but for the fact that the adjustment would be less than one per cent. of the Conversion Price then in effect, or that the consideration per Ordinary Share receivable therefor (as described in Condition 5.3(B)) is at least the Closing Price per Ordinary Share, otherwise result in an adjustment to the Conversion Price or (vi) any issue of equity share capital or modification or rights attaching to the Ordinary Shares where prior thereto the Issuer shall have instructed the Auditors (acting as experts and not arbitrators) to determine what (if any) adjustment should be made to the Conversion Price as being fair and reasonable to take account thereof and the Auditors shall have determined either that no adjustment is required or that an adjustment is required and, if so, the new Conversion Price as a result thereof and the basis upon which such adjustment is to be made and, in any case, the date on which the adjustment shall take effect (and so that the adjustment shall be made and shall take effect accordingly);

            (d) procure that no securities (whether issued by the Issuer or any of the Subsidiaries or procured by the Issuer or any of the Subsidiaries to be issued) issued without rights to convert into or exchange or subscribe for Ordinary Shares shall subsequently be granted such rights exercisable at a consideration per Ordinary Share which is less than the Closing Price per Ordinary Share at the close of business on the dealing day last preceding the date of the announcement of the proposed inclusion of such rights unless the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Conversion Price then in effect, give rise) to an adjustment to the Conversion Price and that at no time shall there be in issue Ordinary Shares of differing nominal values;

            (e) not reduce its issued share capital, share premium account or capital redemption or any uncalled liability in respect thereof except (i) pursuant to the terms of issue of the relevant share capital, or (ii) by means of a purchase or redemption of share capital of the Issuer which would not constitute a Capital Distribution as defined in Condition 21, or (iii) as permitted by Section 130(2) of the Companies Act 1985, or (iv) a reduction of share premium account to facilitate the writing off of goodwill arising on consolidation which requires the confirmation of the High Court and which does not involve the return, either directly or indirectly, of an amount standing to the credit of the share premium account of the Issuer and in respect of which the Issuer shall have tendered to the High Court such undertaking as it may require prohibiting, so long as any of the Original Bonds remains outstanding, the distribution (except by way of capitalisation issue) of any reserve which may arise in the books of the Issuer as a result of such reduction, or (v) whether the reduction does not involve any distribution of assets and is effected by way of cancellation for the purposes of a scheme of arrangement pursuant to Section 425 of the Companies Act 1985, or (vi) where the reduction results in (or would, but for the fact that the adjustment would be less than one per cent. of the Conversion Price then in effect, result in) an adjustment to the Conversion Price;

            (f) if any offer is made to all (or as nearly as may be practicable all) Ordinary Shareholders of the Issuer (or all or as nearly as may be practicable all such holders other than the offeror and/or any associates of the offeror (as defined in Section 430E(4) of the Companies Act 1985 or any modification or re-enactment thereof)) to acquire all or a majority of the issued Ordinary Share of the Issuer, or if any person proposes a scheme with regard to such acquisition, give notice of such offer or scheme to the Original Bondholders at the same time as any notice thereof is sent to its Ordinary Shareholders (or as soon as practicable thereafter) such notice to state that details concerning such offer or scheme may be obtained from the specified office of the Registrar and, where such an offer or scheme has been recommended by the Board of Directors of the Issuer, or where such an offer has become or been declared unconditional in all respects, use all reasonable endeavours to procure that a like offer or scheme is extended to the holders of any Ordinary Shares issued during the period of the offer or scheme arising out of the exercise of the Conversion Right and/or to the holders of the Original Bonds; and

            (g) use all reasonable endeavours to ensure that all Ordinary Shares issued upon conversion of any Bonds shall be admitted to the Official List by the UK Listing Authority and will be listed, quoted or dealt in any other stock exchange or securities market on which the Ordinary Shares may then be listed or granted or dealt in and will thereafter use all reasonable endeavours to maintain such listing, quotation or dealing (as the case may be); and

            (h) upon any adjustment of the Conversion Price pursuant to these presents:-

                    (I) as soon as practicable deliver to the Trustee a certificate signed by two Directors of the Issuer (which the Trustee shall be entitled to accept as sufficient evidence of the correctness of the matters therein referred to) setting forth brief particulars of the date on which the event giving rise to the adjustment takes effect and such other particulars and information as the Trustee may reasonably require; and

                    (II) within fourteen days thereafter give notice to the Original Bondholders in accordance with Condition 18 of the adjustment to the Conversion Price.


     (ii) it will ensure that all Ordinary Shares issued upon conversion of Bonds will be duly authorised and validly issued, fully paid and registered.

4.2  (i)    The Trustee may at its absolute discretion (and without any responsibility for any loss occasioned thereby), after the seventh day immediately prior to the date fixed for redemption from time to time of any of the Original Bonds, and up to but excluding the date fixed for such redemption elect to apply the principal in respect of such of the Original Bonds due for redemption on such date (other than Bonds in respect of which (a) a Conversion Right has been exercised by any Original Bondholder under the Conditions or (b) the Bondholder has on or prior to the seventh day prior to the date fixed for such redemption given written notification to the Trustee in accordance with Clause 26 that it does not wish the Trustee to apply the principal of such Bondholder's Original Bonds to subscribe for Ordinary Shares in accordance with the discretion granted to the Trustee in this Clause 4.2(i) (in this sub-clause referred to as the "Unexercised Bonds"), in subscribing that number of Ordinary Shares into which the Unexercised Bonds would have been converted had they been converted on the seventh day prior to such redemption date if the Trustee is satisfied that (a) the net proceeds of sale of the Ordinary Shares arising from such subscription (disregarding any liability (other than a liability of the Trustee) to taxation consequent thereon) would be likely to exceed the principal and interest which would otherwise be payable in respect of the Unexercised Bonds and (b) all (if any) necessary consents have been obtained for each of the transactions contemplated by this sub-clause.

     (ii) The Issuer undertakes to allot to the Trustee or its nominee the Ordinary Shares required to be allotted pursuant to paragraph (A) of this sub-clause, and to deliver to the Trustee or to its order certificates for such Ordinary Shares, within 14 days after the date of the exercise by the Trustee of its discretion in respect of the Unexercised Bonds. Ordinary Shares so allotted will rank pari passu with fully paid Ordinary Shares in issue on the seventh day prior to the date fixed for redemption of the relevant Unexercised Bonds save that they will not be entitled to any dividends or other distributions declared or paid or made either in respect of financial periods ended prior to such day or by reference to a record date prior to such date.

     (iii) If the Trustee exercises the discretion conferred on it pursuant to paragraph (A) of this sub-clause the Trustee shall forthwith notify the Issuer and the Registrar of the exercise of such discretion. The Issuer undertakes to procure that the Registrar will, upon written notice from the Trustee that the Trustee has exercised its discretion under this sub-clause, repay to the Issuer on behalf of the Trustee in London within two Business Days (as defined in the Agency Agreement) of such notice the principal amount in respect of the Unexercised Bonds for subscription of Ordinary Shares to be allotted to the Trustee. The Trustee shall arrange for the sale of the Ordinary Shares allotted to or to the order of it or its nominee as soon as practicable and (subject to any necessary consents being obtained and to the deduction by the Trustee of its liability to taxation (if any) and any costs incurred by the Trustee on such allotment and sale) for the net proceeds of sale thereof to be paid to the Registrar. The Issuer further undertakes to procure that the Registrar will distribute such net proceeds of sale on behalf of the Trustee rateably and equally to the holders of the Unexercised Bonds. Payments will be made in accordance with Condition 7. The amount of such net proceeds of sale, which shall be notified to the former holders of the Unexercised Bonds in accordance with Condition 18, shall be treated for all purposes as the full amount due by the Issuer in respect of the Unexercised Bonds.

     (iv) For the purpose of this sub-clause the Conversion Price of the Original Bonds shall have the meaning ascribed thereto in Condition 5.1(A).

4.3  No fraction of an Ordinary Share will be issued on conversion.
     However, if more than one Bond shall be deposited for conversion at any one time by the same Holder, the number of Ordinary Shares to be issued upon conversion thereof shall be calculated on the basis of the principal amount of such Bonds to be converted.

4.4 The Issuer may exercise such rights as it may, from time to time, enjoy to purchase its own shares (including Ordinary Shares) throughout the life of the Original Bonds and without further reference to them without being required to obtain the prior sanction of the Original Bondholders.


                                       22
5.   Fees, Duties and Taxes

     The Issuer will pay any stamp, issue, registration, documentary and other fees, duties and taxes, including interest and penalties, payable (a) in the United Kingdom, on or in connection with (i) the execution and delivery of these presents and (ii) the constitution and original issue of the Securities and the Coupons and (b) in any jurisdiction on or in connection with any action taken by or on behalf of the Trustee or (where permitted under these presents so to do) any Holder or Couponholder to enforce the obligations of the Issuer under these presents provided that the Issuer does not agree to pay any United Kingdom stamp duty or stamp duty reserve tax arising in connection with the issue or delivery of Securities (or any shares or Securities into which such Securities convert) to, or to a nominee or agent for (i) any person providing a clearance service within the meaning of Section 96 Finance Act 1986 or (ii) any person whose business is or includes issuing depositary receipts within the meaning of Section 93 Finance Act 1986.

6.   Covenant of Compliance

     The Issuer covenants with the Trustee that it will comply with and perform and observe all the provisions of these presents which are expressed to be binding on it. The Conditions shall be binding on the Issuer, the Holders and the Couponholders (if any) and the Issuer shall give effect to the Conversion Right (if exercised). The Trustee shall be entitled to enforce the obligations of the Issuer under the Securities and the Coupons as if the same were set out and contained in these presents, which shall be read and construed as one document with the Securities and the Coupons. The Trustee shall hold the benefit of this covenant upon trust for itself and the Holders and the Couponholders according to its and their respective interests.

7.   Cancellation of Securities and Records

7.1 The Issuer shall procure that all Securities (i) redeemed or converted or (ii) purchased by or on behalf of the Issuer or any person acting in concert with them or any Subsidiary of the Issuer and surrendered for cancellation or (iii) which, being mutilated or defaced, have been surrendered and replaced pursuant to the Conditions or (iv) exchanged as provided in these presents (together in each case with all unmatured Coupons attached thereto or delivered therewith) and all Coupons paid in accordance with the Conditions or which, being mutilated or defaced, have been surrendered and replaced pursuant to the Conditions and all Talons exchanged in accordance with the Conditions for further Coupons shall forthwith be cancelled by or on behalf of the Issuer and a certificate stating:

     (i) the aggregate principal amount of Securities which have been redeemed or converted and the aggregate amounts in respect of Coupons which have been paid;

     (ii) the serial numbers of such Securities in definitive form distinguishing between Bearer Securities and Registered Securities;

     (iii) the total numbers (where applicable, of each denomination) by maturity date of such Coupons;

     (iv) the aggregate amount of interest paid (and the due dates of such payments) on Global Securities and/or on Registered Securities;

     (v) the aggregate principal amount of Securities (if any) which have been purchased by or on behalf of the Issuer or any Subsidiary of the Issuer or any person acting in concert with them and cancelled and the serial numbers of such Securities in definitive form and the total number (where applicable, of each denomination) by maturity date of the Coupons attached thereto or surrendered therewith;

     (vi) the aggregate principal amounts of Securities and the aggregate amounts in respect of Coupons which have been so exchanged or surrendered and replaced and the serial numbers of such Securities in definitive form and the total number (where applicable, of each denomination) by maturity date of such Coupons;

     (vii) the total number (where applicable, of each denomination) by maturity date of unmatured Coupons missing from Securities in definitive form bearing interest at a fixed rate which have been redeemed or exchanged or surrendered and replaced and the serial numbers of the Securities in definitive form to which such missing unmatured Coupons appertained; and

     (viii) the total number (where applicable, of each denomination) by maturity date of Talons which have been exchanged for further Coupons shall be given to the Trustee by or on behalf of the Issuer as soon as possible and in any event within four months after the date of such redemption, purchase, payment, exchange or replacement (as the case may be). The Trustee may accept such certificate as conclusive evidence of redemption, purchase, exchange or replacement pro tanto of the Securities or payment of interest thereon or exchange of the Talons respectively and of cancellation of the relative Securities and Coupons.


7.2 The Issuer shall procure (i) that the Registrar (in relation to Registered Securities) and the Principal Paying Agent (in relation to Bearer Securities) shall keep a full and complete record of all Securities and Coupons (other than serial numbers of Coupons) and of their redemption, conversion, purchase by or on behalf of the Issuer or any Subsidiary of the Issuer or any person acting in concert with them, cancellation, payment or exchange (as the case may be) and of all replacement securities or coupons or talons issued in substitution for lost, stolen, mutilated, defaced or destroyed Securities or Coupons (ii) that the Principal Paying Agent shall in respect of the Coupons of each maturity retain (in the case of Coupons other than Talons) until the expiry of 10 years from the Relevant Date in respect of such Coupons and (in the case of Talons) indefinitely either all paid or exchanged Coupons of that maturity or a list of the serial numbers of Coupons of that maturity still remaining unpaid or unexchanged and (iii) that such records and Coupons (if any) shall be made available to the Trustee at all reasonable times.

8.   Enforcement

8.1 If an effective resolution is passed, or an order of a court of competent jurisdiction is made, for the Insolvency of the Issuer (otherwise than for the purposes of a consolidation, amalgamation, merger or reconstruction the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution or by a court of competent jurisdiction under which the continuing corporation or the corporation formed as a result of such consolidation, amalgamation, merger or reconstruction effectively assumes the entire obligations of the Issuer in respect of the Securities) the Securities shall automatically thereby forthwith become, immediately due and repayable at their principal amount together with accrued interest as provided in these presents without the requirement for any notice thereof by the Trustee or the Bondholders.

8.2 If a default is made for a period of seven days or more in the payment of any principal due in respect of the Securities or the payment of an amount equal to the net proceeds of sale of any Relevant Bonds or for a period of 14 days or more in the payment of any interest due in respect of the Securities, the Trustee may, subject as set out in Clause 9, institute proceedings for the Insolvency of the Issuer.

8.3 Without prejudice to Clause 8.1 or 8.2, if default is made in the performance or observation by the Issuer of any obligation, condition or provision under the Securities or these presents (other than any obligation for the payment of any amount due in respect of the Securities) or if any event occurs or any action is taken or fails to be taken which is (or, but the provisions of any applicable law, would be) a breach of any of the covenants or provisions of these presents or the Securities then the Trustee may, subject as set out in Clause 9, institute such proceedings against the Issuer as it may think fit or as it shall be directed or requested pursuant to Clause 9.1 in order to enforce such obligation, condition, provision or covenant provided that the Issuer shall not as a consequence of such proceedings be obliged to pay any sum or sums representing or measured by reference to principal or interest in respect of the Securities sooner than the same would otherwise have been payable by it. Such proceedings may only be instituted if a default thereunder by the Issuer is not remedied (where, in the opinion of the Trustee, such default is capable of being remedied) within 30 days after notice requiring such default to be remedied has been given by the Trustee to the Issuer.

8.4 Proof that, as regards any specified Security or Coupon, the Issuer has made default in paying any amount due in respect of such Security or Coupon shall (unless the contrary be proved) be sufficient evidence that the same default has been made as regards all other Securities or Coupons (as the case may be) in respect of which the relevant amount is due and payable.

8.5 References in the provisions of any trust deed supplemental to this Trust Deed corresponding to provisos (b) and (c) to Clause 2.2 to "the rate aforesaid" shall, in respect of any Securities bearing interest at a floating or variable rate, in the event of such Securities having become due and repayable, with effect from the expiry of the interest period during which such Securities become due and repayable, be construed as references to a rate of interest calculated mutatis mutandis in accordance with the Conditions except that no notices need be published in respect thereof.

9.   Action, Proceedings and Indemnification

9.1 The Trustee shall not be bound to take any proceedings or other action mentioned in Clause 8.2 and 8.3 or to take any other action under these presents unless (i) it shall have been so directed by an Extraordinary Resolution of the Holders or so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding and (ii) it shall have been indemnified to its satisfaction.


9.2 No Holder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to do, fails to do so within a reasonable period and such failure shall be continuing. No Holder shall be entitled to institute proceedings for the Insolvency of the Issuer unless the Trustee, having become bound to proceed against the Issuer as aforesaid, fails to do so or, being able and bound to prove in any Insolvency of the Issuer fails to do so, in which case such Holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise) himself institute proceedings for the Insolvency of the Issuer and/or prove in any Insolvency of the Issuer to the same extent (but not further or otherwise) that the Trustee would have been entitled to do so in respect of the Bonds.

10.  Application of Moneys

     All moneys received by the Trustee under these presents shall, unless and to the extent attributable in the opinion of the Trustee to a particular series of the Securities, be apportioned pari passu and rateably between each series of the Securities, and all moneys received by the Trustee under these presents to the extent attributable in the opinion of the Trustee to a particular series of the Securities or which are apportioned to such series as aforesaid (including any moneys which represent principal, premium or interest in respect of Securities or Coupons which have become void or in respect of which claims have become prescribed under Condition
     11) shall be held by the Trustee upon trust to apply them (subject to Clauses 2.3 and 12):

     FIRST in payment or satisfaction of all amounts then due and unpaid under Clauses 15 and/or 16(x) to the Trustee and/or any person appointed by it under these presents;

     SECONDLY in or towards payment pari passu and rateably of all principal, premium (if any) and interest then accrued and unpaid in respect of the Securities of that series;

     THIRDLY in or towards payment pari passu and rateably of all principal, premium (if any) and interest then accrued and unpaid in respect of the Securities of each other series; and

     FOURTHLY in payment of the balance (if any) to the Issuer (without prejudice to, or liability in respect of, any question as to how such payment to the Issuer shall be dealt with as between the Issuer and any other person). Without prejudice to this Clause 10, if the Trustee holds any moneys which represent principal, premium (if any) or interest in respect of Securities which have become void or in respect of which claims have been prescribed under Condition 11 the Trustee will hold such moneys on the above trusts.

11.  Notice of Payments

     The Trustee shall give notice to the relevant Holders in accordance with Condition 18 of the day fixed for any payment to them under Clause 10. Such payment may be made in accordance with Condition 7 and any payment so made shall be a good discharge to the Trustee.

12.  Investment by Trustee

12.1 The Trustee may at its discretion and pending payment invest moneys at any time available for the payment of principal, premium (if any) and interest on the Securities of any series in some or one of the investments hereinafter authorised for such periods as it may consider expedient with power from time to time at the like discretion to vary such investments and to accumulate such investments and the resulting interest and other income derived therefrom. The accumulated investments shall be applied under Clause 10. All interest and other income deriving from such investments shall be applied first in payment or satisfaction of all amounts then due and unpaid under Clauses 15 and/or 16(x) to the Trustee and/or any Appointee and otherwise held for the benefit of and paid to the Holders of the Securities of such series or the holders of the related Coupons, as the case may be.

12.2 Any moneys which under the trusts of these presents ought to or may be invested by the Trustee may be invested in the name or under the control of the Trustee in any investments or other assets in any part of the world whether or not they produce income or by placing the same on deposit in the name or under the control of the Trustee at such bank or other financial institution and in such currency as the Trustee may think fit. If that bank or institution is the Trustee or a Subsidiary, holding or associated company of the Trustee, it need only account for an amount of interest equal to the amount of interest which would, at then current rates, be payable by it on such a deposit to an independent customer. The Trustee may at any time vary any such investments for or into other investments or convert any moneys so deposited into any other currency and shall not be responsible for any loss resulting from any such investments or deposits, whether due to depreciation in value, fluctuations in exchange rates or otherwise.


13.  Partial Payments

     Upon any payment under Clause 10 (other than payment in full against surrender of a Security or Coupon) the Security or Coupon in respect of which such payment is made shall be produced to the Trustee or the Paying Agent by or through whom such payment is made and the Trustee shall or shall cause such Paying Agent to enface thereon a memorandum of the amount and the date of payment but the Trustee may in any particular case or generally in relation to Registered Securities dispense with such production and enfacement upon such indemnity being given as it shall think sufficient.

14.  Covenants by the Issuer

     So long as any of the Securities remains outstanding (or, in the case of paragraphs (vii), (viii), (xii), (xiii), (xv), (xvii) and (xxi), so long as any of the Securities or Coupons remains liable to prescription) the Issuer covenants with the Trustee that it shall:

     (i) at all times carry on and conduct its affairs and use all reasonable endeavours to procure its Subsidiaries to carry on and conduct their respective affairs in a proper and efficient manner;

     (ii) so far as permitted by applicable law give or procure to be given to the Trustee such opinions, certificates, information and evidence as it shall properly require and in such form as it shall properly require (including without limitation the procurement by the Issuer of all such certificates called for by the Trustee pursuant to Clause 16(iii)) for the purpose of the discharge or exercise of the duties, trusts, powers, authorities and discretions vested in it under these presents or by operation of law provided that nothing in this paragraph shall oblige the Issuer to disclose confidential information relating to its customers;

     (iii) cause to be prepared and certified by its Auditors in respect of each financial accounting period accounts in such form as will comply with all relevant legal and accounting requirements and all requirements for the time being of the relevant Stock Exchange or the UK Listing Authority (as the case may be);

     (iv) at all times keep and use all reasonable endeavours to procure its Subsidiaries to keep proper books of account and, at any time after the occurrence of an Event of Default or a Potential Event of Default or if the Trustee has reasonable grounds to believe that an Event of Default or Potential Event of Default has occurred or is about to occur, allow and procure its Subsidiaries to allow, so far as permitted by applicable law, the Trustee and any person appointed by the Trustee to whom the Issuer or the relevant Subsidiary (as the case may be) shall have no reasonable objection free access to such books of account at all reasonable times during normal business hours;


     (v) send to the Trustee (in addition to any copies to which it may be entitled as a holder of any Securities of the Issuer) two copies in English of every balance sheet, profit and loss account, report, circular and notice of general meeting and every other document issued or sent to its shareholders generally in their capacity as such together with any of the foregoing, and every document issued or sent to holders of Securities generally in their capacity as such other than its shareholders (including the Holders) as soon as practicable after the issue or publication thereof;

     (vi) give to the Trustee (a) within fourteen days after demand by the Trustee therefor and (b) (without the necessity for any such demand) within 28 days after the publication of its audited accounts in respect of each financial period commencing with the financial period ending 30th June, 2002 and in any event not later than 180 days after the end of each such financial period a certificate signed by two Directors of the Issuer to the effect that, to the best of the knowledge, information and belief of the persons so certifying, they having made all reasonable enquiries, as at a date not more than seven days before delivering such certificate (the "certification date") there did not exist and had not existed since the certification date of the previous certificate (or in the case of the first such certificate the date hereof) any Event of Default or any Potential Event of Default and that since such date the Issuer and its directors have complied with all their obligations contained in these presents (or if such exists or existed or is not the case specifying the same);

     (vii) so far as permitted by applicable law, at all times execute all such further documents and do all such acts and things as may be necessary at any time or times in the opinion of the Trustee to give effect to these presents;


     (viii) to the extent required by, and in accordance with, the Conditions, at all times maintain an Agent Bank, Reference Banks, Paying Agent, a Registrar and Transfer Agents;

     (ix) procure the Principal Paying Agent and the Registrar to notify the Trustee forthwith in the event that the Principal Paying Agent or, as the case may be, the Registrar does not, on or before the due date for any payment in respect of the Securities or any of them or any of the Coupons, receive unconditionally pursuant to the Agency Agreement payment of the full amount in the requisite currency of the moneys payable on such due date on all such Securities or Coupons as the case may be;

      (x) in the event of the unconditional payment to the Principal Paying Agent, the Registrar or the Trustee of any sum due in respect of the Securities or any of them or any of the Coupons being made after the due date for payment thereof forthwith give or procure to be given notice to the relevant Holders in accordance with the Conditions that such payment has been made;

     (xi) subject to and in accordance with the Conditions applicable to the relevant Securities and to the terms of issue of such Securities and if such securities have been listed on a Stock Exchange, use all reasonable endeavours to maintain the listing of the Securities on such Stock Exchange or, if it is unable to do so having used such endeavours, use all reasonable endeavours to obtain and maintain a quotation or listing of the Securities on such other stock exchange or exchanges or securities market or markets as the Issuer may (with the prior written approval of the Trustee) decide and shall also upon obtaining a quotation or listing of the Securities on such other stock exchange or exchanges or securities market or markets enter into a trust deed supplemental to this Trust Deed to effect such consequential amendments to these presents as the Trustee may require or as shall be requisite to comply with the requirements of any such stock exchange or securities market;

     (xii) give notice to the Holders in accordance with Condition 18 of any appointment, resignation or removal of any Agent Bank, Reference Bank, Paying Agent, Registrar or Transfer Agent (other than the appointment of the initial Agent Bank, Reference Banks, Paying Agents, Registrar and Transfer Agents) after having obtained the prior written approval of the Trustee thereto or any change of any Paying Agent's, Registrar's or Transfer Agent's specified office and (except as provided by the Agent Bank Agreement or the Agency Agreement or the Conditions) at least 30 days prior to such event taking effect; PROVIDED ALWAYS THAT so long as any of the Securities remains outstanding in the case of the termination of the appointment of the Agent Bank, the Registrar or a Transfer Agent or so long as any of the Securities or Coupons remains liable to prescription in the case of the termination of the appointment of the Principal Paying Agent no such termination shall take effect until a new Agent Bank, Registrar, Transfer Agent or Principal Paying Agent (as the case may be) has been appointed on terms approved in writing by the Trustee;

     (xiii) promptly give to the Trustee two copies of, the form of every notice given to the Holders in accordance with the Conditions (such approval, unless so expressed, not to constitute approval for the purposes of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom);

     (xiv) comply with and perform all its obligations under the Agent Bank Agreement and the Agency Agreement and use all reasonable endeavours to procure that the Agent Bank, the Paying Agents, the Registrar and the Transfer Agents comply with and perform all their respective obligations thereunder and (in the case of the Paying Agents and the Registrar) any notice given by the Trustee pursuant to Clause 2.4(i) and not make any amendment or modification to either of such Agreements without the prior written approval of the Trustee;

     (xv) in order to enable the Trustee to ascertain the principal amount of Securities of each series for the time being outstanding for any of the purposes referred to in the proviso to the definition of "outstanding" in Clause 1, deliver to the Trustee forthwith upon being so requested in writing by the Trustee a certificate in writing signed by two Directors of the Issuer setting out the total number and aggregate principal amount of Securities of each series which:

           (a) up to and including the date of such certificate have been purchased by the Issuer or any Subsidiary of the Issuer or any person acting in concert with them and cancelled; and

           (b) are at the date of such certificate held by, for the benefit of, or on behalf of, the Issuer or any Subsidiary of the Issuer or any person acting in concert with them;


     (xvi) procure that the Registrar and each of the Paying Agents makes available for inspection by Holders and Couponholders at its specified office copies of these presents, the Agency Agreement, the Agent Bank Agreement and the then latest audited balance sheets and profit and loss accounts (consolidated if applicable) of the Issuer;

     (xvii) procure that the Conversion Price under Condition 5 shall not be reduced so that on conversion share capital would fall to be issued at an amount less than the nominal value of an Ordinary Share;

     (xviii)procure that such part of its current authority under Section 80 of the UK Companies Act 1985 which would be required to enable the Conversion Rights to be satisfied in full shall only be applied in the allotment of Ordinary Shares in satisfaction of the Conversion Right;

     (xix) at all times keep available sufficient authority under Section 80 of the Companies Act 1985 to enable the directors of Issuer to allot such number of Ordinary Shares as would enable all current and outstanding rights of subscription and exchange for and conversion into Ordinary Shares to be satisfied in full;

     (xx) not make any issue, grant or distribution or take any other section if the effect thereof would be that, on the exercise of all Conversion Rights, Ordinary Shares would have been issued at a discount to their nominal value or otherwise could not, under any applicable law then in effect, be legally issued as fully paid; and

     (xxi) if payments of principal, premium or interest in respect of the Securities or the Coupons by the Issuer shall become subject generally to the taxing jurisdiction of any territory or any political sub-division or any authority therein or thereof having power to tax other than or in addition to the United Kingdom or any such political sub-division or any such authority therein or thereof, immediately upon becoming aware thereof notify the Trustee of such event and (unless the Trustee otherwise agrees) enter forthwith into a trust deed supplemental to this Trust Deed, giving to the Trustee an undertaking or covenant in form and manner satisfactory to the Trustee in terms corresponding to the terms of Condition 10 with the substitution for (or, as the case may be, the addition to) the references therein to the United Kingdom or any political sub-division or any authority therein or thereof having power to tax of references to that other or additional territory or any political sub-division or any authority therein or thereof having power to tax to whose taxing jurisdiction such payments shall have become subject as aforesaid.


15.  Remuneration and Indemnification of Trustee

15.1 The Issuer shall pay to the Trustee remuneration for its services as trustee as from the date of this Trust Deed, such remuneration to be at such rate and to be paid on such dates as may from time to time be agreed between the Issuer and the Trustee. Upon the issue of any Further Securities the rate of remuneration in force immediately prior thereto shall be increased by such amount as shall be agreed between the Issuer and the Trustee, such increased remuneration to be calculated from such date as shall be agreed as aforesaid. The rate of remuneration in force from time to time may upon the final redemption of the whole of the Securities of any series be reduced by such amount as shall be agreed between the Issuer and the Trustee, such reduced remuneration to be calculated from such date as shall be agreed as aforesaid. Such remuneration shall accrue from day to day and be payable (in priority to payments to the Holders and Couponholders) up to and including the date when, all the Securities having become due for redemption, the redemption moneys and interest thereon to the date of redemption have been paid to the Principal Paying Agent and, where applicable, the Registrar or, as the case may be, the Trustee PROVIDED THAT if upon due presentation of any Security or Coupon or any cheque payment of the moneys due in respect thereof is improperly withheld or refused, remuneration will commence again to accrue.

15.2 In the event of the occurrence of an Event of Default or a Potential
     Event of Default or the Trustee considering it expedient or necessary or being requested by the Issuer to undertake duties which the Trustee and the Issuer agree to be of an exceptional nature or otherwise outside the scope of the normal duties of the Trustee under these presents the Issuer shall pay to the Trustee such additional remuneration as shall be agreed between them.

15.3 The Issuer shall in addition pay to the Trustee an amount equal to the amount of any value added tax or similar tax chargeable in respect of its remuneration under these presents.


15.4 In the event of the Trustee and the Issuer failing to agree:

     (i) (in a case to which Clause 15.1 above applies) upon the amount of the remuneration; or

     (ii) (in a case to which Clause 15.2 above applies) upon whether such duties shall be of an exceptional nature or otherwise outside the scope of the normal duties of the Trustee under these presents, or upon such additional remuneration, such matters shall be determined by a merchant or investment bank (acting as an expert and not as an arbitrator) selected by the Trustee and approved by the Issuer or, failing such approval, nominated (on the application of the Trustee) by the President for the time being of The Law Society of England and Wales (the expenses involved in such nomination and the fees of such merchant or investment bank being shared equally between the Issuer and the Trustee) and the determination of any such merchant or investment bank shall be final and binding upon the Trustee and the Issuer.

15.5 The Issuer shall also pay or discharge all Liabilities properly incurred by the Trustee in relation to the preparation and execution of, the exercise of its powers and the performance of its duties under, and in any other manner in relation to, these presents, including but not limited to legal and travelling expenses and any stamp, issue, registration, documentary and other taxes or duties paid or payable by the Trustee in connection with any action taken or contemplated by or on behalf of the Trustee for enforcing, or resolving any doubt concerning, or for any other purpose in relation to, these presents provided that the issuer shall not be responsible for paying or discharging any United Kingdom stamp duty or stamp duty reserve tax arising in connection with the issue or delivery of securities (or any shares or securities into which the securities convert) to, or to a nominee or agent for (i) any person providing a clearance service within the meaning of Section 96 Finance Act 1986 or (ii) any person whose business is or includes issuing depositary receipts within the meaning of Section 93 Finance Act 1986.

15.6 All amounts payable pursuant to Clause 15.5 above and/or Clause
     16(x) shall be payable by the Issuer on the date specified in a demand by the Trustee and in the case of payments actually made by the Trustee prior to such demand shall (if not paid within three days after such demand and the Trustee so requires) carry interest at the rate of two per cent. per annum above the Base Rate from time to time of National Westminster Bank plc from the date specified in such demand, and in all other cases shall (if not paid on the date specified in such demand or, if later, within three days after such demand and, in either case, the Trustee so requires) carry interest at such rate from the date specified in such demand. All remuneration payable to the Trustee shall carry interest at such rate from the due date therefor.


15.7 Unless otherwise specifically stated in any discharge of these presents the provisions of this Clause and Clause 16(x) shall continue in full force and effect notwithstanding such discharge.

15.8 The Trustee shall be entitled in its absolute discretion to determine in respect of which series of Securities any Liabilities incurred under these presents have been incurred or to allocate any such Liabilities between the Original Bonds and any Further Securities of any series.

16.  Provisions Supplemental to Trustee Act 1925 and the Trustee Act 2000

     The Trustee shall have all the powers conferred upon trustees by the Trustee Act 1925 and by the Trustee Act 2000, and by way of supplement thereto it is expressly declared as follows:

     (i) The Trustee may in relation to these presents act on the advice or opinion of or any information obtained from any lawyer, valuer, accountant, surveyor, banker, broker, auctioneer or other expert whether obtained by the Issuer, the Trustee or otherwise and shall not be responsible for any Liability occasioned by so acting.

     (ii) Any such advice, opinion or information may be sent or obtained by letter, telex, telegram, facsimile transmission or cable and the Trustee shall not be liable for acting in good faith on any advice, opinion or information purporting to be conveyed by any such letter, telex, telegram, facsimile transmission or cable although the same shall contain some error or shall not be authentic.

     (iii) The Trustee may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing a certificate signed by the Auditors or any two Directors of the Issuer and the Trustee shall not be bound in any such case to call for further evidence or be responsible for any Liability that may be occasioned by it or any other person acting on such certificate.

     (iv) The Trustee shall be at liberty to hold these presents and any other documents relating thereto or to deposit them in any part of the world with any banker or banking company or company whose business includes undertaking the safe custody of documents or lawyer or firm of lawyers considered by the Trustee to be of good repute and the Trustee shall not be responsible for or required to insure against any Liability incurred in connection with any such holding or deposit and may pay all sums required to be paid on account of or in respect of any such deposit, provided that, unless it is required in connection with the enforcement of any obligation of the Issuer under these presents or otherwise in connection with the performance of the duties of the Trustee under these presents or unless it comprises the holding or placing of such documents in the United Kingdom, the Trustee may not take any such action if a liability to stamp duty or other duties or taxes would thereby arise.

     (v) The Trustee shall not be responsible for the receipt or application of the proceeds of the issue of any of the Securities by the Issuer, the exchange of any Global Security for another Global Security or definitive Securities, the delivery of any Global Security or definitive Securities to the person(s) entitled to it or them or the exchange of Bearer Securities for Registered Securities or of Registered Securities for Bearer Securities.

     (vi) The Trustee shall not be bound to give notice to any person of the execution of any documents comprised or referred to in these presents or to take any steps to ascertain whether any Event of Default or any Potential Event of Default or breach of any obligation of the Issuer or its directors has happened and, until it shall have actual knowledge or express notice pursuant to these presents to the contrary, the Trustee shall be entitled to assume that no Event of Default or Potential Event of Default or breach has happened and that the Issuer and its directors is/are observing and performing all its/their obligations under these presents.

     (vii) Save as expressly otherwise provided in these presents, the Trustee shall have absolute and uncontrolled discretion as to the exercise or non-exercise of its trusts, powers, authorities and discretions under these presents (the exercise or non-exercise of which as between the Trustee and the Holders and Couponholders shall be conclusive and binding on the Holders and Couponholders) and shall not be responsible for any Liability which may result from their exercise or non-exercise and in particular the Trustee shall not be bound to act at the request or direction of the Holders or otherwise under any provision of these presents or to take at such request or direction or otherwise any other action under any provision of these presents, without prejudice to the generality of Clause 9.1, unless it shall first be indemnified to its satisfaction against all Liabilities to which it may render itself liable or which it may incur by so doing.

     (viii) The Trustee shall not be liable to any person by reason of having acted upon any Extraordinary Resolution in writing or any Extraordinary or other resolution purporting to have been passed at any meeting of Holders of Securities of all or any series in respect whereof minutes have been made and signed or any direction or request of the Holders of Securities of all or any series even though subsequent to its acting it may be found that there was some defect in the constitution of the meeting or the passing of the resolution or (in the case of an Extraordinary Resolution in writing) that not all Holders had signed the Extraordinary Resolution or (in the case of a direction or request) it was not signed by the requisite number of Holders or that for any reason the resolution, direction or request was not valid or binding upon such Holders and the relative Couponholders.

     (ix) The Trustee shall not be liable to any person by reason of having accepted as valid or not having rejected any Security or Coupon purporting to be such and subsequently found to be forged or not authentic.

     (x) Without prejudice to the right of indemnity by law given to trustees, the Issuer shall indemnify the Trustee and every Appointee and keep it or him indemnified against all Liabilities to which it or he may be or become subject or which may be incurred by it or him in the execution or purported execution of any of its or his trusts, powers, authorities and discretions under these presents or its or his functions under any such appointment or in respect of any other matter or thing properly done or omitted in any way relating to these presents or any such appointment provided that the Issuer shall not be required to indemnify the Trustee or any Appointee against any United Kingdom stamp duty or stamp duty reserve tax arising in connection with the issue or delivery of securities (or any shares or securities into which the securities convert) to, or to a nominee or agent for (i) any person providing a clearance service within the meaning of Section 96 Finance Act 1986 or (ii) any person whose business is or includes issuing depositary receipts within the meaning of Section 93 Finance Act 1986.


     (xi) Any consent or approval given by the Trustee for the purposes of these presents may be given on such terms and subject to such conditions (if any) as the Trustee thinks fit and notwithstanding anything to the contrary in these presents may be given retrospectively.

     (xii) The Trustee shall not (unless and to the extent ordered so to do by a court of competent jurisdiction) be required to disclose to any Holder or Couponholder any information (including, without limitation, information of a confidential, financial or price sensitive nature) made available to the Trustee by the Issuer or any other person in connection with these presents and no Holder or Couponholder shall be entitled to take any action to obtain from the Trustee any such information.

     (xiii) Where it is necessary or desirable for any purpose in connection with these presents to convert any sum from one currency to another it shall (unless otherwise provided by these presents or required by law) be converted at such rate or rates, in accordance with such method and as at such date for the determination of such rate of exchange, as may be agreed by the Trustee in consultation with the Issuer and any rate, method and date so agreed shall be binding on the Issuer, the Holders and the Couponholders.

     (xiv) The Trustee may, where applicable, certify whether or not any of the conditions, events and acts set out in Condition 8 in relation to the Issuer (each of which conditions, events and acts shall, unless in any case the Trustee in its absolute discretion shall otherwise determine, for all the purposes of these presents be deemed to include the circumstances resulting therein and the consequences resulting therefrom) is in its opinion materially prejudicial to the interests of the Holders and any such certificate shall be conclusive and binding upon the Issuer, the Holders and the Couponholders.

     (xv) The Trustee as between itself and the Holders and Couponholders may determine all questions and doubts arising in relation to any of the provisions of these presents. Every such determination, whether or not relating in whole or in part to the acts or proceedings of the Trustee, shall be conclusive and shall bind the Trustee and the Holders and Couponholders.


     (xvi) In connection with the exercise by it of any of its trusts, powers, authorities and discretions under these presents (including, without limitation, any modification, waiver, authorisation, determination or substitution), the Trustee shall have regard to the general interests of the Holders as a class and shall not have regard to any interests arising from circumstances particular to individual Holders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Holders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Holder or Couponholder be entitled to claim from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Holders or Couponholders except to the extent already provided for in Condition 10 and/or any undertaking given in addition thereto or in substitution therefor under these presents.

     (xvii) Any trustee of these presents being a lawyer, accountant, broker or other person engaged in any profession or business shall be entitled to charge and be paid all usual professional and other charges for business transacted and acts done by him or his firm in connection with the trusts of these presents and also his reasonable charges in addition to disbursements for all other work and business done and all time spent by him or his firm in connection with matters arising in connection with these presents.

     (xviii)The Trustee may whenever it thinks fit delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons (whether being a joint trustee of these presents or not) all or any of its trusts, powers, authorities and discretions under these presents. Such delegation may be made upon such terms (including power to sub-delegate) and subject to such conditions and regulations as the Trustee may in the interests of the Holders think fit. Provided that the Trustee shall have exercised reasonable care in the selection of any such delegate, the Trustee shall not be under any obligation to supervise the proceedings or acts of any such delegate or sub-delegate or be in any way responsible for any Liability incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate. The Trustee shall within a reasonable time after any such delegation or any renewal, extension or termination thereof give notice thereof to the Issuer.


     (xix) The Trustee may in the conduct of the trusts of these presents instead of acting personally employ and pay an agent (whether being a lawyer or other professional person) to transact or conduct, or concur in transacting or conducting, any business and to do, or concur in doing, all acts required to be done in connection with these presents (including the receipt and payment of money). Provided that the Trustee shall have exercised reasonable care in the selection of any such agent, the Trustee shall not be in any way responsible for any Liability incurred by reason of any misconduct or default on the part of any such agent or be bound to supervise the proceedings or acts of any such agent.

     (xx) The Trustee shall not be responsible for the execution, delivery, legality, effectiveness, adequacy, genuineness, validity, performance, enforceability or admissibility in evidence of these presents (except for the execution and delivery of these presents by itself) or any other document relating or expressed to be supplemental thereto and shall not be liable for any failure to obtain any licence, consent or other authority for the execution, delivery, legality, effectiveness, adequacy, genuineness, validity, performance, enforceability or admissibility in evidence of these presents or any other document relating or expressed to be supplemental thereto.

     (xxi) The Trustee may call for any certificate or other document to be issued by Euroclear or Clearstream, Luxembourg as to the principal amount of Securities represented by a Global Security standing to the account of any person. Any such certificate or other document shall be conclusive and binding for all purposes. The Trustee shall not be liable to any person by reason of having accepted as valid or not having rejected any certificate or other document to such effect purporting to be issued by Euroclear or Clearstream, Luxembourg and subsequently found to be forged or not authentic.


     (xxii) The Trustee shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment to the Conversion Price or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed, or in these presents provided to be employed, in making the same. The Trustee shall not at any time be under any duty or responsibility in respect of the validity or value (or the kind or amount) of any Ordinary Shares or of any other securities, property or cash, which may at any time be made available or delivered upon the conversion of any Security and it makes no representation with respect thereto. The Trustee shall not be responsible for any failure of the Issuer to make available or deliver any Ordinary Shares or Ordinary Share certificates or other securities or property or make any payment upon the exercise of the Conversion Right in respect of any Security or of the Issuer to comply with any of the covenants contained in these presents.

     (xxiii)Any certificate or report of the Auditors or any other expert called for by or provided to the Trustee in accordance with or for the purposes of these presents may be relied upon by the Trustee as sufficient evidence of the facts stated therein whether or not such certificate or report is called for by or is addressed to the Trustee and notwithstanding that such certificate or report and/or any engagement letter or other document entered into by the Trustee in connection therewith contains any limit on the liability of the Auditors or such other expert in respect thereof.

     (xxiv) The Trustee shall not be responsible for, or for investigating any matter which is the subject of, any recital, statement, representation, warranty or covenant of any person contained in these presents, or any other agreement or document relating to the transactions contemplated in these presents or under such other agreement or document.

     (xxv) The Trustee shall not be liable or responsible for any Liabilities or inconvenience which may result from anything done or omitted to be done by it in accordance with the provisions of these presents.

     (xxvi) The Trustee may appoint and pay any person to act as a custodian or nominee on any terms in relation to such assets of the trusts constituted by these presents as the Trustee may determine, including for the purpose of depositing with a custodian these presents or any document relating to the trusts constituted by these presents and the Trustee shall not be responsible for any Liability incurred by reason of the misconduct, omission or default on the part of any person appointed by it hereunder or be bound to supervise the proceedings or acts of such person; the Trustee is not obliged to appoint a custodian if the Trustee invests in securities payable to bearer.


17.  Trustee's Liability

     Section 1 of the Trustee Act 2000 shall not apply to these presents and where there are any inconsistencies between the Trustee Act 2000 and the provisions of these presents, the provisions of these presents shall, to the extent allowed by law, prevail and shall constitute a restriction or exclusion for the purposes of that Act. However, nothing in these presents shall in any case in which the Trustee has failed to show the degree of care and diligence required of it as trustee having regard to the provisions of these presents conferring on it any trusts, powers, authorities or discretions exempt the Trustee from, or indemnify it against, any liability for breach of trust of which it may be guilty in relation to its duties under these presents.

18.  Trustee Contracting with the Issuer

     Neither the Trustee nor any director or officer or holding company, Subsidiary or associated company of a corporation acting as a trustee under these presents shall by reason of its or his fiduciary position be in any way precluded from:

     (i) entering into or being interested in any contract or financial or other transaction or arrangement with the Issuer or any person or body corporate associated with the Issuer (including without limitation any contract, transaction or arrangement of a banking or insurance nature or any contract, transaction or arrangement in relation to the making of loans or the provision of financial facilities or financial advice to, or the purchase, placing or underwriting of or the subscribing or procuring subscriptions for or otherwise acquiring, holding or dealing with, or acting as paying agent in respect of, the Securities or any other bonds, notes, stocks, shares, debenture stock, debentures or other securities of, the Issuer or any person or body corporate associated as aforesaid); or

     (ii) accepting or holding the trusteeship of any other trust deed constituting or securing any other securities issued by or relating to the Issuer or any such person or body corporate so associated or any other office of profit under the Issuer or any such person or body corporate so associated, and shall be entitled to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such contract, transaction or arrangement as is referred to in (i) above or, as the case may be, any such trusteeship or office of profit as is referred to in (ii) above without regard to the interests of the Holders and notwithstanding that the same may be contrary or prejudicial to the interests of the Holders and shall not be responsible for any Liability occasioned to the Holders thereby and shall be entitled to retain and shall not be in any way liable to account for any profit made or share of brokerage or commission or remuneration or other amount or benefit received thereby or in connection therewith.

     Where any holding company, Subsidiary or associated company of the Trustee or any director or officer of the Trustee acting other than in his capacity as such a director or officer has any information, the Trustee shall not thereby be deemed also to have knowledge of such information and, unless it shall have actual knowledge of such information, shall not be responsible for any loss suffered by Holders resulting from the Trustee's failing to take such information into account in acting or refraining from acting under or in relation to these presents.

19.  Waiver, Authorisation and Determination

19.1 The Trustee may without the consent or sanction of the Holders and without prejudice to its rights in respect of any subsequent breach, Event of Default or Potential Event of Default from time to time and at any time but only if and in so far as in its opinion the interests of the Holders shall not be materially prejudiced thereby waive or authorise any breach or proposed breach by the Issuer of any of the covenants or provisions contained in these presents or determine that any Event of Default or Potential Event of Default shall not be treated as such for the purposes of these presents PROVIDED ALWAYS THAT the Trustee shall not exercise any powers conferred on it by this Clause in contravention of any express direction given by Extraordinary Resolution or by a request under the Conditions but so that no such direction or request shall affect any waiver, authorisation or determination previously given or made. Any such waiver, authorisation or determination may be given or made on such terms and subject to such conditions (if any) as the Trustee may determine, shall be binding on the Holders and the Couponholders and, if, but only if, the Trustee shall so require, shall be notified by the Issuer to the Holders in accordance with Condition 18 as soon as practicable thereafter. This Clause shall not apply to the matters listed in Clause 5 of the Fourth Schedule.

     Modification

19.2 The Trustee may without the consent or sanction of the Holders or Couponholders at any time and from time to time concur with the Issuer in making any modification (i) to these presents which in the opinion of the Trustee it may be proper to make PROVIDED THAT the Trustee is of the opinion that such modification will not be materially prejudicial to the interests of the Holders or (ii) to these presents if in the opinion of the Trustee such modification is of a formal, minor or technical nature or to correct a manifest or proven error. Any such modification may be made on such terms and subject to such conditions (if any) as the Trustee may determine, shall be binding upon the Holders and the Couponholders and, unless the Trustee agrees otherwise, shall be notified by the Issuer to the Holders in accordance with Condition 18 as soon as practicable thereafter. This Clause shall not apply to the matters listed in the proviso to Clause 5 of the Fourth Schedule.

     Breach

19.3 Any breach of or failure to comply with any such terms and conditions as are referred to in Clauses 19.1 and 19.2 above shall constitute a default by the Issuer in the performance or observance of a covenant or provision binding on it under or pursuant to these presents.

20.  Holder of Definitive Bearer Security Assumed to be Couponholder

20.1 Wherever in these presents the Trustee is required or entitled to exercise a power, trust, authority or discretion under these presents, except as ordered by a court of competent jurisdiction or as required by applicable law, the Trustee shall, notwithstanding that it may have express notice to the contrary, assume that each Holder is the holder of all Coupons appertaining to each Bearer Security in definitive form of which he is the holder.


     No Notice to Couponholders

20.2 Neither the Trustee nor the Issuer shall be required to give any notice to the Couponholders for any purpose under these presents and the Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the Holders in accordance with the Conditions.

     Absolute Ownership

20.3 The Issuer, the Trustee, the Paying Agents, the Registrar and the Transfer Agents may (to the fullest extent permitted by applicable laws) deem and treat:-

     (i) the holder of any Bearer Security or of a particular principal amount of the Bearer Securities and the holder of any Coupon as the absolute owner of such Bearer Security, principal amount or Coupon, as the case may be; and

     (ii) the person whose name and address is entered on the register of holders for the relevant Registered Securities as the holder of those Registered Securities,

     for all purposes (whether or not such Security, principal amount or Coupon shall be overdue and notwithstanding any notice of ownership thereof or of trust or other interest with regard thereto, any notice of loss or theft thereof or any writing thereon), and the Issuer, the Trustee, the Paying Agents, the Registrar and the Transfer Agents shall not be affected by any notice to the contrary. All payments made to any such holder of a Security in definitive form or a Coupon or to the bearer of a Global Security shall be valid and, to the extent of the sums so paid, effective to satisfy and discharge the liability for the moneys payable in respect of such Security, principal amount or Coupon, as the case may be.

21.  Substitution

21.1 (i) The Trustee may without the consent of the Holders or Couponholders at any time agree with the Issuer to the substitution in place of the Issuer (or of the previous substitute under this Clause) as the principal debtor under these presents of any successor in business of the Issuer (any such substituted company being hereinafter called the "New Company") provided that a trust deed is executed or some other form of undertaking is given by the New Company in form and manner satisfactory to the Trustee, agreeing to be bound by the provisions of these presents with any consequential amendments which the Trustee may deem appropriate as fully as if the New Company had been named in these presents as the principal debtor in place of the Issuer (or of the previous substitute under this Clause) (on a subordinated basis equivalent to that referred to in the relevant terms and conditions and set out in Clause 2.3).


     (ii)   The following further conditions shall apply to (i) above:

            (a) the Issuer and the New Company shall comply with such other requirements as the Trustee may direct in the interests of the Holders;

            (b) where the New Company is incorporated, domiciled or resident in, or subject generally to the taxing jurisdiction of, a territory other than or in addition to the United Kingdom or any political subdivision or any authority therein or thereof having power to tax, undertakings or covenants shall be given by the New Company in terms corresponding to the provisions of Condition 10 with the substitution for (or, as the case may be, the addition to) the references to the United Kingdom of reference to that other or additional territory in which the New Company is incorporated, domiciled or resident or to whose taxing jurisdiction it is subject;

            (c) without prejudice to the rights of reliance of the Trustee under the immediately following paragraph (iv) and in accordance with Clause 16(xvi), the Trustee is satisfied that the relevant transaction is not materially prejudicial to the interests of the Holders;

            (d) if two Directors of the New Company (or other officers acceptable to the Trustee) shall certify that the New Company is solvent at the time at which the relevant transaction is proposed to be effected (which certificate the Trustee may rely upon absolutely) the Trustee shall not be under any duty to have regard to the financial condition, profits or prospects of the New Company or to compare the same with those of the Issuer or the previous substitute under this Clause as applicable; and

            (e) the Trustee shall be satisfied that (a) all governmental and regulatory approvals and consents necessary for or in connection with the assumption by the New Company of its obligations under these presents have been obtained and (b) such approvals and consents are at the time of substitution in full force and effect.


21.2 Any such trust deed or undertaking shall, if so expressed, operate to release the Issuer or the previous substitute as aforesaid from all of its obligations as principal debtor under these presents. Not later than 14 days after the execution of such documents and compliance with such requirements, the New Company shall give notice thereof in a form previously approved by the Trustee to the Holders in the manner provided in Condition 18. Upon the execution of such documents and compliance with such requirements, the New Company shall be deemed to be named in these presents as the principal debtor in place of the Issuer (or in place of the previous substitute under this Clause) under these presents and these presents shall be deemed to be modified in such manner as shall be necessary to give effect to the above provisions and, without limitation, references in these presents to the Issuer shall, unless the context otherwise requires, be deemed to be or include references to the New Company.

22.  Currency Indemnity

     The Issuer shall indemnify the Trustee, the Holders and the Couponholders and keep them indemnified against:

     (i) any Liability incurred by any of them arising from the non-payment by the Issuer of any amount due to the Trustee or the Holders or Couponholders under these presents by reason of any variation in the rates of exchange between those used for the purposes of calculating the amount due under a judgment or order in respect thereof and those prevailing at the date of actual payment by the Issuer; and

     (ii) any deficiency arising or resulting from any variation in rates of exchange between (i) the date as of which the local currency equivalent of the amounts due or contingently due under these presents (other than this Clause) is calculated for the purposes of any bankruptcy, insolvency or liquidation of the Issuer and (ii) the final date for ascertaining the amount of claims in such bankruptcy, insolvency or liquidation. The amount of such deficiency shall be deemed not to be reduced by any variation in rates of exchange occurring between the said final date and the date of any distribution of assets in connection with any such bankruptcy, insolvency or liquidation.


     The above indemnities shall constitute obligations of the Issuer separate and independent from its obligations under the other provisions of these presents and shall apply irrespective of any indulgence granted by the Trustee or the Holders or the Couponholders from time to time and shall continue in full force and effect notwithstanding the judgment or filing of any proof or proofs in any bankruptcy, insolvency or liquidation of the Issuer for a liquidated sum or sums in respect of amounts due under these presents (other than this Clause). Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders and Couponholders and no proof or evidence of any actual loss shall be required by the Issuer or its liquidator or liquidators.

23.  New Trustee, Separate and Co-Trustees

23.1 The power to appoint a new trustee of these presents shall be vested in the Issuer but no person shall be appointed who shall not previously have been approved by an Extraordinary Resolution. One or more persons may hold office as trustee or trustees of these presents but such trustee or trustees shall be or include a Trust Corporation. Whenever there shall be more than two trustees of these presents the majority of such trustees shall be competent to execute and exercise all the duties, powers, trusts, authorities and discretions vested in the Trustee by these presents provided that a Trust Corporation shall be included in such majority. Any appointment of a new trustee of these presents shall as soon as practicable thereafter be notified by the Issuer to the Principal Paying Agent, the Registrar, the Transfer Agents and the Holders.

23.2 Notwithstanding the provisions of Clause 23.1 above, the Trustee may, upon giving prior notice to the Issuer (but without the consent of the Issuer, the Holders or the Couponholders), appoint any person established or resident in any jurisdiction (whether a Trust Corporation or not) to act either as a separate trustee or as a co-trustee jointly with the Trustee:

     (i) if the Trustee considers such appointment to be in the interests of the Holders;

     (ii) for the purposes of conforming to any legal requirements, restrictions or conditions in any jurisdiction in which any particular act or acts is or are to be performed; or


     (iii) for the purposes of obtaining a judgment in any jurisdiction or the enforcement in any jurisdiction of either a judgment already obtained or any of the provisions of these presents against the Issuer.

     The Issuer irrevocably appoints the Trustee to be its attorney in its name and on its behalf to execute any such instrument of appointment. Such a person shall (subject always to the provisions of these presents) have such trusts, powers, authorities and discretions (not exceeding those conferred on the Trustee by these presents) and such duties and obligations as shall be conferred or imposed by the instrument of appointment. The Trustee shall have power in like manner to remove any such person. Such reasonable remuneration as the Trustee may pay to any such person, together with any attributable Liabilities incurred by it in performing its function as such separate trustee or co-trustee, shall for the purposes of these presents be treated as Liabilities incurred by the Trustee.

24.  Trustee's Retirement and Removal

     A Trustee of these presents may retire at any time on giving not less than three months' prior written notice to the Issuer without giving any reason and without being responsible for any Liabilities incurred by reason of such retirement. The Holders may by Extraordinary Resolution remove any trustee or trustees for the time being of these presents. The Issuer undertakes that in the event of the only trustee of these presents which is a Trust Corporation (for the avoidance of doubt, disregarding for this purpose any separate or co-trustee appointed under Clause 23.2) giving notice under this Clause or being removed by Extraordinary Resolution it will use all reasonable endeavours to procure that a new trustee of these presents being a Trust Corporation is appointed as soon as reasonably practicable thereafter. The retirement or removal of any such trustee shall not become effective until a successor trustee being a Trust Corporation is appointed and, if in such circumstances, no such appointment has become effective within two months of the date of such notice or Extraordinary Resolution, the Trustee shall be entitled to appoint a Trust Corporation as trustee of these presents, but no such appointment shall take effect unless previously approved by an Extraordinary Resolution.

25.  Trustee's Powers to be Additional

     The powers conferred upon the Trustee by these presents shall be in addition to any powers which may from time to time be vested in the Trustee by the general law or as a holder of any of the Securities or Coupons.

26.  Notices

     Any notice or demand to the Issuer or the Trustee to be given, made or served for any purposes under these presents shall be given, made or served by sending the same by pre-paid post (first class if inland, first class airmail if overseas) or facsimile transmission or by delivering it by hand as follows:


     to the Issuer:     31 Gresham Street, London EC2V 7QA
                        (Attention: Company Secretary)
                        Facsimile No: 020 7658 3538

     and copied to:     Schroder Ventures (London) Limited
                        357 Strand, London WC2R OHS
                        (Attention: Legal Director)
                        Facsimile No: 020 7240 5346

     to the Trustee:    Fifth Floor
                        100 Wood Street
                        London EC2V 7EX
                        (Attention: the Manager, Trust Management)
                        Facsimile No: 020 7696 5261

     or to such other address or facsimile number as shall have been notified (in accordance with this Clause) to the other party hereto and any notice or demand sent by post as aforesaid shall be deemed to have been given, made or served three days in the case of inland post or seven days in the case of overseas post after despatch and any notice or demand sent by facsimile transmission as aforesaid shall be deemed to have been given, made or served 24 hours after the time of despatch provided that in the case of a notice or demand given by facsimile transmission such notice or demand shall forthwith be confirmed by post. The failure of the addressee to receive such confirmation shall not invalidate the relevant notice or demand given by facsimile transmission.

27.  Contracts (Rights of Third Parties) Act 1999

     The parties to this Trust Deed do not intend that any term of this Trust Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Trust Deed but this does not affect any right or remedy of any third party which exists or is available apart from that Act.

28.  Governing Law

     These presents are governed by, and shall be construed in accordance with, English law.

29.  Counterparts

     This Trust Deed and any trust deed supplemental hereto may be executed and delivered in any number of counterparts, all of which, taken together, shall constitute one and the same deed and any party to this Trust Deed or any trust deed supplemental hereto may enter into the same by executing and delivering a counterpart.



     IN WITNESS whereof this Trust Deed has been executed as a deed by the Issuer and the Trustee and delivered on the date first stated on page 1.



                           THE FIRST SCHEDULE
                    Form of Original Bond Certificate


Certificate No.    Transfer No.    Date of              Amount of Bonds
                                   Registration         GBP



           SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC
                              (the "Company")


     Incorporated with limited liability in England and Wales under the
                               Companies Act
                      1985. Registered number 3066856


         4 1/2 PER CENT. SUBORDINATED CONVERTIBLE BONDS DUE 2011


     Power is reserved to the Company by the Trust Deed referred to below and subject as therein provided to create and issue further securities either ranking pari passu in all respects and forming a single series with the above-mentioned Bonds or carrying such rights as to ranking, interest, premium, redemption conversion and otherwise as the Company may think fit.

     THIS IS TO CERTIFY that

is/are the registered holder(s) of                               pounds of
the above-mentioned 41/2 per cent. Subordinated Convertible Bonds due 2011 which are constituted by a Trust Deed dated 21st November, 2001 and made between the Company of the first part and The Law Debenture Trust Corporation p.l.c. (the "Trustee") as trustee of the second part and such Bonds are issued with the benefit of and subject to the provisions contained in the said Trust Deed and the Conditions set out in the Second Schedule to the Trust Deed.

This Bond is evidence of entitlement only. Title to the Bonds passes only on due registration on the Register and only the duly registered holder is entitled to payments in respect of this Bond.


Signed by



  .....................................  .....................................
  for and on behalf of                                    for and on behalf of
  Schroder Ventures International              Schroder Ventures International
  Investment Trust plc                                   Investment Trust plc


NOTE:- This certificate must be surrendered to the Company's Registrars for the time being before any conversion or transfer of the whole or any part of the Bonds comprised herein can be effected or registered or a new certificate issued in exchange. The Bonds are transferable in amounts and integral multiples of GBP100,000.

Registrar, Conversion Agent and Transfer Agent:

                            JPMorgan Chase Bank
                              Trinity Tower
                            9 Thomas More Street
                              London E1W 2YT

THIS SUBORDINATED CONVERTIBLE BOND DUE 2011, ANY INTEREST HEREIN AND ANY ORDINARY SHARES OF SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC (THE "ISSUER") ISSUABLE ON CONVERSION HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") IN A TRANSACTION MEETING THE REQUIREMENTS OF 144A, (2) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT) THAT, PRIOR TO SUCH TRANSFER, FURNISHES TO THE REGISTRAR A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO SUCH TRANSFER (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE REGISTRAR), (3) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 UNDER REGULATION S UNDER THE SECURITIES ACT, OR (4) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF ANY OTHER JURISDICTION.

THE ISSUER HAS NOT BEEN, AND WILL NOT BE, REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "INVESTMENT COMPANY ACT"). NO MORE THAN 75 U.S. PERSONS AS DETERMINED IN ACCORDANCE WITH THE INVESTMENT COMPANY ACT WHO HAVE ACQUIRED SECURITIES OF THE ISSUER FROM THE ISSUER OR ITS AGENTS OR AFFILIATES ("DIRECT PURCHASERS") OR ANY UNITED STATES RESIDENT TRANSFEREE OF ANY DIRECT PURCHASER ("PRIVATE OFFERING HOLDERS") MAY BENEFICIALLY OWN SECURITIES (OTHER THAN CERTAIN SHORT-TERM SECURITIES) OF THE ISSUER. IF THE ISSUER'S SECURITIES (OTHER THAN CERTAIN SHORT-TERM SECURITIES) INCLUDING ORDINARY SHARES AND THESE BONDS COULD BE DEEMED TO BE BENEFICIALLY OWNED BY MORE THAN 75 PRIVATE OFFERING HOLDERS (AND IN OTHER CIRCUMSTANCES AS SET FORTH IN THE ISSUER'S ARTICLES OF ASSOCIATION) THE ISSUER MAY REQUIRE THE TRANSFER OF ANY SECURITIES OF THE ISSUER OWNED BY SUCH PRIVATE OFFERING HOLDERS AS WILL BE REQUIRED TO REDUCE TO 75 OR BELOW THE NUMBER OF PRIVATE OFFERING HOLDERS BENEFICIALLY OWNING SECURITIES OF THE ISSUER, INCLUDING ORDINARY SHARES AND THESE BONDS.

CONVERSION OF THIS BOND IS SUBJECT TO SATISFACTION OF CERTAIN REQUIREMENTS SET FORTH IN THE TRUST DEED RELATED HERETO AND ANY ORDINARY SHARES ISSUED UPON CONVERSION MAY BE SUBJECT TO THE TRANSFER RESTRICTIONS REFERRED TO ABOVE.





                             THE SECOND SCHEDULE
                   The Conditions of the Original Bonds

                     TERMS AND CONDITIONS OF THE BONDS

The GBP40,000,000 41/2 per cent. Subordinated Convertible Bonds due 2011 (the "Bonds", which expression shall in these Conditions, unless the context otherwise requires, include any further bonds issued pursuant to Condition 19 and forming a single series with the Bonds) of Schroder Ventures International Investment Trust plc (the "Issuer") are constituted by a trust deed (the "Trust Deed") dated 21st November, 2001 between the Issuer and The Law Debenture Trust Corporation p.l.c. (the "Trustee") as trustee for the holders of the Bonds (the "Holders"). The issue of the Bonds was authorised pursuant to a written resolution of a duly appointed committee of the Board of Directors of the Issuer dated 19th November, 2001 and a resolution of the Board of Directors of the Issuer dated 13th November, 2001. The statements set out in these Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed. Copies of the Trust Deed and the registrar and paying agency agreement (the "Registrar Agreement") dated 21st November, 2001 made between the Issuer, the Trustee and JPMorgan Chase Bank as registrar, paying agent and conversion agent (the "Registrar") are available for inspection during normal business hours by the Holders at the registered office for the time being of the Trustee, being at 21st November, 2001 at Fifth Floor, 100 Wood Street, London EC2V 7EX. The Holders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Registrar Agreement applicable to them. Words and expressions unless otherwise defined in these Conditions shall have the meanings given to them in the Trust Deed.

1.     Form, Denomination and Title

1.1 The Bonds are in registered, certificated form and, subject to Condition 13, are transferable in amounts and integral multiples of GBP100,000. Title to the Bonds will pass by transfer and registration in accordance with Condition 13, the Trust Deed and the Registrar Agreement.

1.2 The Issuer and the Trustee may (to the fullest extent permitted by applicable law) deem and treat the person or persons in whose name any Bonds are registered as the absolute owner for all purposes and shall not be required to obtain any proof thereof or as to the identity of such person. All payments made to such person or persons shall be valid and, to the extent of the sums so paid, effective to satisfy and discharge the liability for the moneys payable upon such Bonds.

2.     Status and Subordination

       The Bonds constitute direct and unsecured obligations of the Issuer, subordinated as referred to below and the rights and claims of Holders against the Issuer rank pari passu without any preference among themselves. The rights and claims of the Holders will, in the event of the winding up of the Issuer, be subordinated in right of payment in the manner provided in the Trust Deed to all Senior Liabilities of the Issuer.

3.     Interest

3.1    Rate of interest

       The Bonds bear interest from (and including) 21st November, 2001 (the "Closing Date") at the rate of 41/2 per cent. per annum (subject to the withholding or deduction of any taxation in the United Kingdom required to be withheld or deducted at source).

3.2    Payment of Interest

       Such interest will be payable (subject to any withholding or deduction as aforesaid) in arrear on 21st November in each year (an "Interest Payment Date").

       Whenever it is necessary to compute an amount of interest in respect of any Bond for a period of less than a full year such interest will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and in the case of an incomplete month, the actual number of days elapsed (not being more than 30 days).

3.3    Interest accrued

       Subject to Condition 5.11 below, interest will cease to accrue on the Bonds from (and including) the due date of redemption thereof unless payment of principal or interest in respect thereof is improperly withheld or refused or unless default is otherwise made in respect of payment. In any such event, interest will continue to accrue (as well after as before any judgment) as provided in the Trust Deed.

4.     Redemption and purchase

4.1    Final Redemption

       Unless previously redeemed, converted or purchased and cancelled as provided below, the Bonds will be redeemed at their principal amount on 21st November, 2011 (the "Final Redemption Date").

4.2    Redemption at the option of the Issuer

       (A) The Issuer may, at any time on giving not less than 21 days' notice (which notice shall include the date fixed for such redemption (the "Exercise Date")) to the Holders (the "Call Option"), redeem some, on a pro rata basis between Holders, or all of the Bonds at their principal amount plus accrued and unpaid interest thereon to, and including, the date fixed for redemption if:

             (i) at any time on or after 21st November, 2004, the Average Closing Price is equal to or greater than 130 per cent. of the Conversion Price; or

            (ii) 85 per cent. or more of the issued Bonds (determined by reference to principal amount) shall have been converted, redeemed or purchased and cancelled;

            PROVIDED THAT if the principal amount of Bonds to be redeemed in respect of a single Holder is not GBP100,000 or an integral multiple thereof, then the principal amount of Bonds to be redeemed from that Holder shall be rounded up to the nearest GBP100,000.

       (B) Upon the expiration of any such notice, the Issuer shall be bound to redeem the principal amount of the Bonds to which such notice relates at their principal amount with interest accrued to, and including, the date fixed for redemption.

4.3    Election by Holder

       If the Issuer exercises a Call Option in accordance with Condition 4.2 above, a Holder may, prior to the Exercise Date, elect in writing to the Issuer to convert its Bonds being the subject of the Call Option into Ordinary Shares.

4.4    Redemption Notices

       All notices given to Holders by or on behalf of the Issuer pursuant to Condition 4.2 above shall specify the Conversion Price as at the date of the notice, the Closing Price per Ordinary Share as at the latest practicable date prior to the publication of the notice and the aggregate principal amount of the outstanding Bonds as at the latest practicable date prior to the publication of the notice.


4.5    Purchases

       (A) The Issuer or any of its Subsidiaries or any person acting in concert (which expression shall have the meaning given to it by the City Code on Takeovers and Mergers) with them may at any time purchase Bonds in any manner and at any price. If purchases are made by tender, tenders must be made available to all Holders alike.

       (B) Bonds purchased pursuant to this Condition 4 may be cancelled, may be held by the purchaser for cancellation at a later date or may be reissued or resold but, so long as such Bonds are held by the purchaser, the purchaser may not cast any votes thereon and such Bonds shall not be deemed to be outstanding for the purposes of Condition 8.4 or for the purposes any quorum calculations pursuant to Condition 14.

4.6    Cancellation

       All Bonds redeemed pursuant to this Condition 4 or converted pursuant to Condition 5 will be cancelled forthwith and may not be reissued or resold.

5.     Conversion

5.1    Period and Price for Conversion

       (A) Subject as hereinafter provided, a Holder at any time has the right (the "Conversion Right") subject to compliance with these Conditions and to any applicable fiscal or other laws or regulations, to convert the principal amount of his Bonds into Ordinary Shares of the Issuer. The price at which Ordinary Shares shall be issued upon conversion shall initially be 410p per Ordinary Share, such price being subject to adjustment as provided below (and such price being hereinafter called the "Conversion Price"). Subject to Condition 5.3, the number of Ordinary Shares to be issued on exercise of a Conversion Right shall be calculated by dividing the principal amount of Bonds being converted by the Conversion Price.

       (B) If there shall be default in making payment in full in respect of any Bonds called for redemption pursuant to these Conditions, on the date fixed for redemption thereof, the Conversion Right attaching to such Bonds shall continue to be exercisable up to and including the date upon which, the full amount of the moneys payable in respect of such Bonds shall have been duly received by the Registrar or the Trustee, and notice of such receipt shall have been given to the Holders.


       (C) Without prejudice to the provisions of Condition 5.1(A) no Holder shall be able to exercise his Conversion Right after the date seven days before the due date of redemption of the relevant Bonds. The period from the due date hereof to such date is herein referred to as the "Conversion Period".

        (D) No fraction of an Ordinary Share will be issued on conversion. However, if more than one Bond shall be deposited for conversion at any one time by the same Holder, the number of Ordinary Shares to be issued upon conversion thereof shall be calculated on the basis of the aggregate principal amount of the Bonds to be converted.

       (E) Ordinary Shares arising on conversion will be allotted as at, and within 14 days after, the Conversion Date (determined as provided in Condition 5.2) in the name of the Holder completing the notice of conversion or his nominee and will rank pari passu with the Ordinary Shares in issue on the relevant Conversion Date, save that they will not be entitled to any dividends or other distributions declared, made or paid either in respect of any financial period ended prior to such Conversion Date or by reference to a record date prior to such Conversion Date.

5.2    Procedure for Conversion

       (A) The Conversion Right attaching to any Bonds may be exercised by the Holder delivering prior to the expiry of the Conversion Period a duly signed and completed notice of conversion (in the form for the time being current and available at the specified office of any Conversion Agent) at the specified office of any Conversion Agent. The "Conversion Date" shall be the Business Day (as defined in the Trust Deed) next following the date on which the duly signed and completed notice of conversion shall have been so delivered and all (if any) of the payments referred to below required to be made by the Holder shall have been made. A Holder delivering a Bond for conversion must pay any taxes and capital, stamp, issue and registration duties arising on conversion (other than any capital, stamp, issue and registration duties payable in the United Kingdom by the Issuer in respect of the allotment and issue of Ordinary Shares on conversion) and such Holder must pay all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond in connection with such conversion.

       (B) If the Ordinary Shares are then a participating security in a relevant system, unless The Uncertificated Securities Regulations 1995 as amended from time to time (the "Regulations") and the rules of the relevant system concerned otherwise require and unless otherwise specified by the Bondholder, the Ordinary Shares to be issued on conversion of a Bond shall be allotted and issued in certificated form. Certificates (if certificates for Ordinary Shares are then generally being issued) for Ordinary Shares issued on conversion will be despatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) within one month after the Conversion Date. Ordinary Shares to be issued in uncertificated registered form shall be credited by the Company to the account with a relevant system of the person or persons designated in the relevant notice of conversion. The term "relevant system" has the meaning given to it in the Regulations.

       (C) A notice of conversion once delivered shall be irrevocable provided that a notice of conversion shall have no effect if the exercise of the Conversion Right covered by it would result in the person acquiring the Ordinary Shares on conversion (or any person acting in concert within the meaning of the City Code on Takeovers and Mergers) becoming obliged to make an offer for the Company under Rule 9 of the City Code on Takeovers and Mergers.

       (D) The name and specified office of the initial Conversion Agent are set out at the end of this document. The Issuer reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Conversion Agent and to appoint other or further Conversion Agents, provided that it will at all times maintain a Conversion Agent having a specified office in London. Notice of any such termination or appointment and of any change in the specified office of the Conversion Agent will be given to the Holders in accordance with these Conditions.

5.3    Adjustments to the Conversion Price

       (A) Subject to Conditions 5.5 and 5.6, the Conversion Price is subject to adjustment as follows:-

             (i)   If:


                   (1) the net asset value per Ordinary Share as at 31st December, 2001 as published in the interim report and accounts of the Issuer for the 6 month period ending 31st December, 2001 (the "December NAV") is less than 407p; or

                   (2) the net asset value per Ordinary Share as at 30th June, 2002 as published in the annual report and accounts of the Issuer for the year ending 30th June, 2002 (the "June NAV") is less than 407p;

                   the Conversion Price shall be reduced with effect from the date which is 21 days after publication of the said annual report and accounts for the year ending 30th June, 2002 by the greater of:-

                   (a)   the difference between 407p and the June NAV; and

                   (b)   the difference between 407p and the December NAV.

             (ii) If and whenever there shall be an alteration in the nominal value of the Ordinary Shares by reason of consolidation or sub-division, the Conversion Price shall be adjusted in relation to subsequent conversions of the Bonds by multiplying it by a fraction of which the numerator shall be the nominal value of one Ordinary Share immediately after such alteration and of which the denominator shall be the nominal value of one Ordinary Share immediately before such alteration and such adjustment shall become effective immediately after such alteration takes effect.

             (iii) If and whenever the Issuer shall issue (otherwise than pursuant to Condition 5.3(A)(vii) or to any of the transactions described in Condition 5.3(A)(iv) and Condition 5.3(A)(viii) below) wholly for cash any additional
                   Ordinary Shares (other than Ordinary Shares issued upon conversion of the Bonds or issued pursuant to subscription by the Trustee) at a price per Ordinary Share which is less than the Closing Price per Ordinary Share on the dealing day last preceding the date of announcement of the issue of such additional Ordinary Shares, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue by multiplying the Conversion Price in effect immediately prior to the issue of such additional Ordinary Shares by a fraction of which the numerator shall be the number of Ordinary Shares outstanding immediately prior to the issue of such additional Ordinary Shares plus the number of Ordinary Shares which the aggregate consideration receivable for the issue of such additional Ordinary
                   Shares (determined as provided in Condition 5.3(B)(i) below) would purchase at such Closing Price per Ordinary Share and of which the denominator shall be the number of Ordinary Shares outstanding immediately after the issue of such additional Ordinary Shares. Such adjustment shall become effective as at the date upon which such additional Ordinary Shares shall be issued.


             (iv)  (a)   If and whenever the Issuer or any other entity at the
                         request or with the agreement of the Issuer shall issue
                         (otherwise than pursuant to Condition 5.3(A)(vii) below) wholly for cash any securities (other than any Further Bonds forming a single series with the Bonds) which by their terms are convertible into or exchangeable for, or carry rights of subscription for, Ordinary Shares and the consideration per Ordinary
                         Share receivable by the Issuer upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities (determined as provided in Condition 5.3(B)(ii) below) shall be less than the Closing Price per Ordinary Share on the dealing day last preceding the date of announcement of the issue of such securities, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue by multiplying the Conversion Price in effect immediately prior to the issue of such securities by a fraction of which the numerator shall be the number of Ordinary Shares outstanding on such date of issue plus the number of Ordinary Shares which the aggregate consideration receivable by the Issuer for such securities
                         (determined as provided in Condition 5.3(B)(ii) below) would purchase at such Closing Price per Ordinary Share and of which the denominator shall be the number of Ordinary Shares outstanding on such date of issue plus the number of Ordinary Shares to be issued upon conversion or exchange of such convertible or exchangeable securities or upon exercise of such rights of subscription attached thereto at the initial conversion, exchange or subscription price or rate.
                         Such adjustment shall become effective as at the date upon which such securities shall be issued.



                   (b) If and whenever the rights of conversion or exchange or subscription attached to any such securities as are referred to in section (iv) of this Condition are modified so that the consideration per Ordinary Share receivable by the Issuer upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities (determined as provided in Condition 5.3(B)(ii) below) shall be less than the Closing Price per Ordinary Share on the dealing day last preceding the date of announcement of the proposals to modify such rights of conversion or exchange or subscription, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such modification by multiplying the Conversion Price in effect immediately prior to such modification by a fraction of which the numerator shall be the number of Ordinary Shares outstanding on such date of modification plus the number of Ordinary Shares which the aggregate consideration receivable by the Issuer for such securities (determined as provided in Condition 5.3(B)(ii) below) would purchase at such Closing Price per Ordinary Share and of which the denominator shall be the number of Ordinary Shares outstanding on such date of modification plus the number of Ordinary Shares to be issued upon conversion or exchange of such securities or upon exercise of such rights of subscription attached thereto at the modified conversion, exchange or subscription price or rate. Such adjustment shall become effective as at the date upon which such modification shall take effect. A right of conversion, exchange or subscription shall not be treated as modified for the foregoing purposes where it is adjusted to take account of rights and capitalisation issues and other events normally giving rise to adjustment of conversion terms or provisions similar to that in Condition 5.3(A)(i).


             (v) If and whenever the Issuer shall capitalise any amount of profits or reserves and apply the same in paying up in full the nominal value of any Ordinary Shares to be issued to the holders of Ordinary Shares or to any of them, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue by multiplying it by a fraction of which the numerator shall be the aggregate nominal amount of the issued Ordinary Shares immediately before such issue and of which the denominator shall be the aggregate nominal amount of the issued Ordinary Shares immediately after such issue and such adjustments shall become effective as at the date upon which such additional Ordinary Shares shall be issued.

             (vi) If and whenever the Issuer shall make any Capital Distribution to the holders of Ordinary Shares then, except where the Conversion Price falls to be adjusted under Condition 5.3(A)(v) above, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such Capital Distribution by multiplying it by a fraction of which the numerator shall be the Closing Price per Ordinary Share on the Operative Date and the denominator shall be the Closing Price per Ordinary Share on the dealing day last preceding the Operative Date. Such adjustment shall become effective as at the date on which the Capital Distribution is actually made.

             (vii) If and whenever the Issuer shall issue any Ordinary Shares by way of rights to the holders of Ordinary Shares or shall grant any options or warrants to the holders of Ordinary Shares entitling them to subscribe for or purchase Ordinary Shares at, in any such case, a price per Ordinary Share less than the Closing Price per Ordinary Share on the dealing day last preceding the date of announcement of the terms of such issue or grant, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue or grant by multiplying the Conversion Price in effect immediately prior to such date of announcement by a fraction of which the numerator shall be the number of Ordinary Shares outstanding on such date of announcement plus the number of Ordinary Shares which the aggregate amount payable for such rights, options or warrants and for the total number of Ordinary Shares comprised therein would purchase at such Closing Price per Ordinary Share and of which the denominator shall be the number of Ordinary
                   Shares outstanding on such date of announcement plus the aggregate number of additional Ordinary Shares issued or, as the case may be, comprised in the grant. Such adjustment shall become effective as at the date of issue of the Ordinary Shares or the date of grant of the options or warrants (as the case may be).


             (viii)If and whenever the Issuer shall issue any securities by way of rights to the holders of Ordinary Shares or shall grant any options or warrants to the holders of Ordinary Shares entitling them to subscribe for or purchase any securities by way of rights (whether in any such case such securities are of the Issuer or any other entity, but excluding any issue or grant which may result in an adjustment of the Conversion Price pursuant to Condition 5.3(A)(vii) above), the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue or grant by multiplying the Conversion Price in effect immediately prior to the date of the announcement of such issue or grant by the fraction:-

                                A - B
                               -------
                                  A

                      where:-

                      A is the Closing Price per Ordinary Share on the dealing day last preceding such date of announcement; and

                      B is the fair market value as at such date of announcement (as determined in good faith by a merchant or investment bank in London selected by the Issuer and approved by the Trustee) of the portion of the rights attributable to one Ordinary Share.

                      Such adjustment shall become effective as at the date of issue of the securities or the date of grant of the options or warrants (as the case may be).


             (ix) Where the circumstances giving rise to any adjustment pursuant to this Condition 5.3 have already resulted or will result in an adjustment to the Conversion Price or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Conversion Price or where more than one event which gives rise to an adjustment to the Conversion Price, occurs within such a short period of time that, in the opinion of the Auditors, a modification to the operation of the adjustment provisions is required to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be determined by the Issuer and approved in writing by the Trustee to be in its opinion appropriate to give the intended result.

             (x) If any doubt shall arise as to the appropriate adjustment to the Conversion Price, a certificate of the Auditors in respect of such adjustment to the Conversion Price shall be conclusive and binding on all concerned, save in the case of manifest or proven error.

       (B) For the purposes of any calculation of the consideration receivable pursuant to Conditions 5.3(A)(iii) and 5.3(A)(iv)(b) above, the following provisions shall be applicable:-


             (i) in the case of the issue of Ordinary Shares for cash, the aggregate consideration receivable shall be the amount of such cash, provided that in no case shall any deduction be made for any commissions or any expenses paid or incurred by the Issuer for any underwriting of the issue or otherwise in connection therewith; and

             (ii) in the case of the issue of securities convertible into or exchangeable for, or carrying rights of subscription for, Ordinary Shares (i) the aggregate consideration receivable by the Issuer therefor shall be deemed to be the consideration received or receivable by the Issuer for any such securities plus the additional minimum consideration (if any) to be received by the Issuer or the issuer upon conversion or exchange thereof, or upon exercise of such rights of subscription attached thereto (the consideration in each case to be determined subject to the proviso in (a) immediately above) and (ii) the consideration per Ordinary Share receivable by the Issuer upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities shall be such aggregate consideration (translated into pounds sterling, if expressed in a currency other than pounds sterling, at such rate of exchange as may be determined by a bank approved by the Trustee to be the spot rate ruling at the close of business on the date of issue of such securities) divided by the number of Ordinary Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate.


       (C) If the Conversion Date in relation to any Bonds shall be after the record date for any such issue, distribution or grant (as the case may be) as is mentioned in Conditions 5.3(A)(v) to 5.3(A)(viii) inclusive of this Condition or any such issue as is mentioned in Condition 5.3(A)(iii) or 5.3(A)(iv)(a) of this Condition which is made to the holders of Ordinary Shares or any of them but before the date of issue of the Ordinary Shares or other securities (in the case of Conditions 5.3(A)(iii), 5.3(A)(iv)(a) and 5.3(A)(v)), before the date that the Capital Distribution is actually made
             (in the case of Condition 5.3(A)(vi)) or before the date on which the issue or grant is made (in the case of Conditions 5.3(A)
             (viii)), the Issuer shall procure that there shall be issued to the converting Holder or in accordance with the instructions contained in the notice of conversion (subject to any applicable laws or other regulations) such additional number of Ordinary Shares as, together with the Ordinary Shares issued or to be issued on conversion of the relevant Bonds, is equal to the number of Ordinary Shares which would have been required to be issued on conversion of such Bonds if the relevant adjustment (more particularly referred to in the said sub-paragraphs) to the Conversion Price had in fact been made immediately after the relevant record date. Such additional Ordinary Shares will be allotted as at, and within 28 days after, the relevant Conversion Date and certificates for such Ordinary Shares will be despatched within 28 days after the relevant issue, distribution or grant.

5.4 No adjustment will be made if it would result in an increase in the Conversion Price (otherwise than by reason of a consolidation of Ordinary Shares pursuant to Condition 5.3(A)(ii)).


5.5 Notwithstanding any other provision of these Conditions, no adjustment will be made to the Conversion Price when Ordinary Shares or other securities (including rights, warrants or options) are issued, offered or granted to employees or secondees (including Directors holding executive office) of the Issuer or any subsidiary or any associated company or joint ventures of the Issuer pursuant to any employees' share scheme (as defined in section 743 of the Companies Act 1985 of Great Britain) (or an equivalent scheme which is extended to secondees), or in respect of any offer or issue of, or grant of rights to subscribe for, Ordinary Shares in lieu of the whole or part of a cash dividend (where the cash dividend would not have constituted a Capital Distribution) save to the extent that the value of such Ordinary Shares, as determined by a merchant or investment bank in London of international repute, selected by the Issuer and approved in writing by the Trustee, exceeds the value of such cash dividend.

5.6 On the calculation of any adjustment, the resultant Conversion Price shall be rounded down to the nearest 1p. No adjustment will be made to the Conversion Price where such adjustment would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made and any amount by which the Conversion Price has been rounded down will be carried forward and taken into account in any subsequent adjustment as if the same had been made or had not been rounded down. No adjustment will be made to the Conversion Price to the extent the adjustment would result in the Ordinary Shares being issued at less than their nominal value. Holders will be given notice promptly of all adjustments in accordance with Condition 18.

5.7 If the Issuer (after consultation with the Trustee) or the Trustee (after consultation with the Issuer) determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in Condition 5.3, the Issuer shall, at its own expense and acting reasonably, request a financial adviser, selected by the Issuer and approved in writing by the Trustee, acting as an expert and not an arbitrator, to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination.



5.8   (A)   If, so long as the Conversion Right in respect of any of the
            Bonds remains exercisable, an effective resolution is passed or an order of a court of competent jurisdiction is made that the Issuer be wound up or dissolved (otherwise than for the purposes of a reconstruction, merger or consolidation the terms whereof have previously been approved in writing by the Trustee or by an Extraordinary Resolution), notice thereof shall forthwith be given to the Holders in accordance with these Conditions and each Holder shall (whether or not the Conversion Right attaching to his Bonds is then otherwise exercisable) be entitled at any time after the passing of such resolution or (as the case may be) the making of such order until the expiration of six weeks after the date of such notice (but not thereafter) to elect (by delivering as aforesaid a notice of conversion duly signed and completed and otherwise complying with this Condition) to be treated as if his Bonds had been converted at the date of the passing of such resolution or (as the case may be) the making of such order. Subject as provided in this paragraph, the Conversion Right shall lapse in the event of a resolution being passed or an order of a court of competent jurisdiction being made that the Issuer be wound up or dissolved
            (otherwise than as aforesaid). Interest in respect of any Bonds treated as so converted shall cease to accrue as from the date of the passing of such resolution or (as the case may be) the making of such order.

       (B) If the Trustee shall give notice to the Issuer that the Bonds are immediately due and repayable otherwise than because of the passing of an effective resolution or the making of an order of a court of competent jurisdiction for the winding up or dissolution of the Issuer, notice of such fact shall be given by the Issuer to the Bondholders in accordance with these Conditions and each Bondholder shall (whether or not the Conversion Right attaching to his Bond is then otherwise exercisable) be entitled at any time after the date on which the Bonds become so due and repayable until the expiry of six weeks after the date of such notice (but not thereafter) (by delivering as aforesaid a notice of conversion duly signed and contemplated and otherwise complying with this Condition), in lieu of having his Bond repaid, to exercise the Conversion Right pursuant to such provisions in respect of such Bond as at the date of such notice by the Trustee. Subject as provided in this paragraph, the Conversion Right shall lapse in the event that the Trustee shall give notice to the Issuer that the Bonds are immediately due and repayable (otherwise than as aforesaid). Interest on any Bonds so converted shall cease to accrue as from the date of such notice by the Trustee.


5.9 Ordinary Shares will not be available prior to the "abolition day" as defined in section 111(1) of the Finance Act 1990 of the United Kingdom for issue upon conversion of any Bond or upon subscription by the Trustee
       (i) to, or to an agent or nominee for, Euroclear, Clearstream Luxembourg, Depository and Clearing Centre or any other person providing a clearance service within the meaning of section 96 of the Finance Act 1986 of the United Kingdom or (ii) to, or to an agent or nominee for, a person whose business is or includes issuing depositary receipts within the meaning of section 93 of the Finance Act 1986 of the United Kingdom.

5.10 The Trust Deed provides that the Trustee may at its absolute discretion (and without any responsibility for any loss occasioned thereby), after the seventh day immediately prior to the date fixed for redemption from time to time of any of the Bonds, and up to but excluding the date fixed for such redemption elect to apply the principal in respect of such of the Bonds due for redemption on such date (other than Bonds in respect of which (a) a Conversion Right has been exercised by the Holder under these Conditions or (b) the Holder has on or prior to the seventh day prior to such date of redemption given written notification to the Trustee in accordance with Clause 4.2 of the Trust Deed that it does not wish the Trustee to apply the principal of such Holder's Bonds to subscribe for Ordinary Shares in accordance with the discretion granted to the Trustee in this Condition 5.10) (in this Condition 5.10 referred to as the "Unexercised Bonds") in subscribing that number of Ordinary Shares into which the Unexercised Bonds would have been converted had they been converted on the seventh day prior to such redemption date (after making any appropriate adjustments to the Conversion Price in respect of transactions since that day) if the Trustee is satisfied that (a) the net proceeds of sale of the Ordinary Shares arising from such subscription (disregarding any liability (other than a liability which may be recovered from the Trustee) to taxation consequent thereon) would be likely to exceed the principal and interest which would otherwise be payable in respect of the Unexercised Bonds and
       (b) all (if any) necessary consents have been obtained. No interest shall accrue from the Interest Payment Date immediately preceding such redemption date in respect of such Unexercised Bonds. The Ordinary Shares allotted on such subscription shall be sold by, or on behalf of, the Trustee as soon as practicable and (subject to any necessary consents being obtained and to the deduction by the Trustee of an amount equal to any taxation which may be recovered from the Trustee and any costs incurred by the Trustee on such allotment and sale) the net proceeds of sale shall be paid to the Registrar for distribution rateably to the holders of the Unexercised Bonds. Payments will be made in accordance with Condition 7.



5.11 Ordinary Shares allotted on conversion will be fully paid and will rank pari passu in all respects with the fully paid Ordinary Shares in issue on the Conversion Date, except that the Ordinary Shares so allotted will not rank for any dividend or other distribution declared or paid or made by reference to a record date for the payment of a dividend or other distribution with respect to the Ordinary Shares prior to such Conversion Date or in respect of any financial period ended prior to such Conversion Date. No payment or adjustment shall be made on conversion for any interest accrued on the relevant Bonds since the last Interest Payment Date preceding the Conversion Date relating to such Bonds (or, if such Conversion Date falls before the first Interest Payment Date, since the Closing Date).

6.     Stock Exchange listing

6.1 The Issuer may, but will have no obligation to, list the Bonds on any Recognised Stock Exchange. If the Bonds are listed on a Recognised Stock Exchange, the Issuer will thereafter use all reasonable endeavours to maintain such listing.

6.2 The Issuer shall use all reasonable endeavours to ensure that the Ordinary Shares issued upon conversion of any Bonds shall be admitted to the Official List by the UK Listing Authority and will be listed, quoted or dealt in on any other stock exchange or securities market on which the Ordinary Shares may then be listed or quoted or dealt in and will thereafter use all reasonable endeavours to maintain such listing, quotation or dealing (as the case may be).

7.     Payments

7.1 Payment of principal and interest in respect of Bonds will be made to the persons shown on the Register at the close of business on the day falling fourteen days prior to the date on which the relevant payment is due (the "Record Date"). Such payments will be made by transfer to a sterling bank account specified by the Holder unless the Holder has requested that payment is made by sterling cheque posted to the Holder at his registered address on the business day prior to the due date for payment. All payments in respect of the Bonds will be made subject to such (if any) other provisions as are set out in these Conditions and the Trust Deed and to any fiscal or other laws and regulations applicable in the place of payment but without prejudice to the provisions of Condition 11.


7.2 If, in the case of payment by transfer as referred to above, the due date for payment of any amount of principal or interest is not a business day, then payment shall be made on the next following business day and Holders shall not be entitled to any further interest or other payment in respect of any such delay. In this paragraph, "business day" means, in relation to any place, any day (not being a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in London.

8.     Events of Default and Enforcement

8.1 If an effective resolution is passed, or an order of a court of competent jurisdiction is made, for the Insolvency of the Issuer (otherwise than for the purposes of a consolidation, amalgamation, merger or reconstruction the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution or by a court of competent jurisdiction under which the continuing corporation or the corporation formed as a result of such consolidation, amalgamation, merger or reconstruction effectively assumes the entire obligations of the Issuer in respect of the Bonds), the Bonds shall automatically thereby forthwith become, immediately due and repayable at their principal amount together with accrued interest as provided in the Trust Deed without the requirement for any notice thereof by the Trustee or the Bondholders.

8.2 If a default is made for a period of seven days or more in the payment of any principal due in respect of the Bonds or the payment of an amount equal to the net proceeds of sale of any Relevant Bonds pursuant to Condition 13.5 or for a period of 14 days or more in the payment of any interest due in respect of the Bonds, the Trustee may, subject as set out in Condition 8.4, institute proceedings for the Insolvency of the Issuer.

8.3 Without prejudice to Conditions 8.1 and 8.2 above, if default is made in the performance or observation by the Issuer of any obligation, condition or provision under the Bonds or the Trust Deed (other than any obligation for the payment of any amount due in respect of the Bonds) or if any event occurs or any action is taken or fails to be taken which is (or, but the provisions of any applicable law, would be) a breach of any of the covenants or provisions of the Trust Deed or the Bonds then the Trustee may, subject as set out in Condition 8.4, institute such proceedings against the Issuer as it may think fit or as it shall be directed or requested pursuant to Condition 8.4 in order to enforce such obligation, condition, provision or covenant provided that the Issuer shall not as a consequence of such proceedings be obliged to pay any sum or sums representing or measured by reference to principal or interest in respect of the Bonds sooner than the same would otherwise have been payable by it. Such proceedings may only be instituted if a default thereunder by the Issuer is not remedied (where, in the opinion of the Trustee, such default is capable of being remedied) within 30 days after notice requiring such default to be remedied has been given by the Trustee to the Issuer.


8.4 The Trustee shall not be bound to institute any of the proceedings or take any other action referred to in Conditions 8.2 or 8.3 or to take any other action under the Trust Deed unless (i) it shall have been so directed by an Extraordinary Resolution of the Holders or so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding and (ii) it shall have been indemnified to its satisfaction.

8.5 No Holder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to do, fails to do so within a reasonable period and such failure shall be continuing. No Holder shall be entitled to institute proceedings for the Insolvency of the Issuer unless the Trustee, having become bound to proceed against the Issuer as aforesaid, fails to do so or, being able and bound to prove in any Insolvency of the Issuer fails to do so, in which case such Holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), himself institute proceedings for the Insolvency of the Issuer and/or prove in any Insolvency of the Issuer to the same extent (but not further or otherwise) that the Trustee would have been entitled to do so in respect of the Bonds.

8.6 No remedy against the Issuer, other than as specifically provided by this Condition 8, shall be available to the Holders, whether for the recovery of amounts owing under the Bonds or in respect of any breach by the Issuer of any of its obligations under the Bonds or any of the provisions of the Trust Deed.

9.     Purchase of own shares

       The Trust Deed contains authority for the Issuer to exercise such rights as it may from time to time enjoy to purchase its own shares throughout the life of the Bonds without being required to obtain the prior sanction of Holders and without further reference to them.


10.    Taxation

       All payments in respect of the Bonds shall be made without withholding, or deduction of, or on account of, any taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or in the United Kingdom or by any authority thereof or therein having power to tax (together "Taxes"), unless such withholding or deduction is required by law in which case payments will be made net of any such Taxes. The Issuer will not be obliged to gross up on account of any such Taxes.

11.    Prescription

11.1 The Issuer shall be discharged from its obligation to pay principal on any Bonds to the extent that a cheque which has been duly despatched in sterling remains uncashed at the end of the period of 10 years from the Relevant Date in respect of such payment. The Issuer shall be discharged from its obligation to pay interest on any Bonds to the extent that a cheque which has been duly despatched in sterling remains uncashed at the end of the period of five years from the Relevant Date in respect of such payment.

11.2 For this purpose, the "Relevant Date" in respect of any payment means the date on which such payment first becomes due and payable but, if the full amount of the moneys payable on such date has not been received by the Registrar or the Trustee on or prior to such date, the "Relevant Date" means the date on which such moneys shall have been so received and notice to that effect shall have been given to the Holders by the Issuer in accordance with Condition 18.

12.    Registration

12.1   The Issuer will cause to be kept at Trinity Tower, 9 Thomas More
       Street, London E1W 2YT (or such other place in the United Kingdom as the Registrar may notify Holders in accordance with Condition 18) (the "Specified Office") of the Registrar for the time being a register (the "Register") on which shall be entered the names and addresses of the subscribers of the Bonds or, as the case may be, of the latest transferees of the same notified to the Registrar in accordance with Condition 13, together with the particulars of the Bonds held by them respectively, of all transfers of Bonds and of any entitlement to any interest payment which may be due notwithstanding conversion of the relevant Bonds. The Issuer reserves the right, with the prior written approval of the Trustee, at any time to vary or terminate the appointment of the Registrar and to appoint another or a further Registrar, provided that there will at all times be a Registrar with a Specified Office in the United Kingdom or such other place as the Trustee may approve. Any variation or termination of appointment shall only take effect (other than in the case of insolvency of the Registrar, when it shall be of immediate effect) after not less than 21 nor more than 30 days' notice thereof shall have been given to the Holders in accordance with Condition 18 and any change in the Specified Office of the Registrar shall also be promptly so notified.


13.    Transfer of Bonds

13.1   Bonds may, subject to the provisions of this Condition 13, the Trust
       Deed and the Registrar Agreement, be transferred by the registered holder free of and without regard to any set-off, counterclaim or equities between the Issuer and the first or any subsequent registered holder of such Bonds, in amounts and integral multiples of GBP100,000, by delivery to the Specified Office of a form of transfer in respect thereof in writing duly completed and signed and upon compliance with such reasonable requirements as the Issuer and the Registrar may prescribe without service charge but upon payment of any taxes, duties and other governmental charges in respect of such transfer. No transfer of Bonds shall be recognised by the Issuer unless entered on the Register. No transfers of Bonds shall be entered on the Register after the date 7 days before the Final Redemption Date. Bonds may be registered only in the name of, and transferred only to, a named person (or persons, not exceeding four in number) and the Registrar will not accept transfers of Bonds to "bearer". The Registrar will within 14 days of any duly made request to register the transfer of Bonds enter the transferee in the Register.

13.2 No holder of any Bonds may reoffer, sell, assign, transfer or otherwise dispose of Bonds other than:

       (A) to a person whom the seller reasonably believes is a Qualified Institutional Buyer within the meaning of Rule 144A ("Rule 144A") under the United States Securities Act of 1933 (the "Securities Act") in a transaction meeting the requirements of Rule 144A;

       (B) in an offshore transaction meeting the requirements of Rule 903 or Rule 904 under Regulation S under the Securities Act;



       (C) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available); or

       (D) to an institutional "accredited investor" (as defined in Rule 501(A)(1), (2), (3) or (7) of Regulation D under the Securities
             Act) that, prior to such transfer, furnishes to the Registrar a signed certificate containing certain representations and agreements relating to such transfer (a form of which certificate is attached as Schedule 6 to the Trust Deed)

       and in accordance with all applicable securities laws of any other jurisdiction.

13.3 In connection with any transfer of Bonds, other than to the Issuer in connection with a redemption of Bonds, the Directors shall have the right to require the transferee of such Bonds to execute and deliver to the Directors appropriate certificates in a form acceptable to the Directors in their sole discretion, including, if requested by the Directors, an opinion of counsel acceptable to the Directors, acting reasonably, that such transaction is in compliance with the restrictions set out in Condition 13.2.

13.4   (A)   The Issuer covenants that the Issuer shall not, and shall
             procure that its affiliates, agents or intermediaries do not, directly, or indirectly sell securities of the Issuer (other than short-term paper) to more than 75 United States Persons who are beneficial owners or take any other actions that would result in the Issuer having to register as an investment company under the US Investment Company Act of 1940 (the "Investment Company Act").

       (B) The Issuer covenants that if it or its affiliates, agents or intermediaries directly or indirectly sell securities of the Issuer (other than short-term paper) to any United States Person who is a beneficial owner, it shall procure that such United States Person agrees to comply with substantially identical transfer restrictions in respect of its securities as the Holders are required to comply with in respect of the Bonds.

       (C) In the event that the Issuer, its affiliates, agents or intermediaries directly or indirectly sell or sells securities of the Issuer to more than 75 United States Persons who are beneficial owners or any other event occurs that would result in the issuer having to register as an investment company under the Investment Company Act, the Issuer covenants that it will take all necessary actions to comply with the Investment Company Act. Without limiting the generality of the above, the Issuer shall use its best endeavours to take advantage of any statutory exemption or rule-based exemption to registration under the Investment Company Act and if no statutory exemption or rule-based exemption is then available to it, it will apply to the US Securities & Exchange Commission for such exemptive relief as may be needed to ensure that it need not register as an investment company under the Investment Company Act.


13.5   If it shall come to the notice of the Directors that any Bonds:

       (A) are or may be owned or held directly or beneficially such that the aggregate number of United States Persons who are holders or beneficial owners (which for these purposes shall include beneficial ownership by attribution pursuant to section 3(c)(1)(A) of the Investment Company Act) of Bonds or other securities of the Issuer, including Ordinary Shares (other than certain short-term paper) and who acquired securities of the Issuer from the Issuer or its agents or affiliates ("direct purchasers") or any U.S. resident transferee of any direct purchaser ("Private Offering Holders") is or may be more than 75; or

       (B) are or may be owned or held directly or beneficially by any persons to whom a transfer of Bonds or whose ownership or holding of any Bonds might in the opinion of the Directors require registration of the Issuer as an investment company under the Investment Company Act, the Directors may, and:

       (C) if it shall come to the notice of the Directors that any Bonds are or may be owned or held directly or beneficially by any person who is a pension or other benefit plan subject to Title 1 of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA") and in the opinion of the Directors the assets of the Issuer may be considered "plan assets" within the meaning of regulations adopted under ERISA the Directors shall be required to, serve a notice (hereinafter called a "Transfer Notice") upon the person (or any one of such persons where Bonds are registered in joint names) appearing in the Register as the registered owner (the "Vendor") of any of the Bonds concerned (the "Relevant Bonds") requiring the Vendor within a period of 30 days from receipt of the Transfer Notice to serve a notice on the Issuer that it wishes to redeem the Relevant Bonds at their principal amount plus interest accrued to, and including, the date of redemption or to convert the Relevant Bonds into Ordinary Shares in accordance with Condition 5.2 and if the Vendor has not served notice in respect of such redemption and conversion has not taken place within the said 30 days, allowing the Issuer to sell the Relevant Bonds on behalf of the Vendor either itself or by instructing a member of the London Stock Exchange to sell them in accordance with the best practice then obtaining to any person who, in the sole and conclusive determination of the Directors, would not fall within (A), (C) or (D) above and whose ownership or holding of such Bond or Bonds would not result in the aggregate number of United States Persons who are beneficial owners or holders of Bonds or other securities of the Issuer (other than certain short-term securities) being 75 or more (such person being hereinafter called an "Eligible Transferee"). For this purpose the Directors may authorise in writing any officer or employee of the Issuer to execute on behalf of the holder or holders of the Relevant Bonds a transfer of the Relevant Bonds to the purchaser or purchasers and an instrument of transfer executed by that person will be as effective as if it has been executed by the holder of, or the person entitled by transmission to, the Relevant Bonds. The purchaser will not be bound to see to the application of the purchase moneys nor will his title to the Relevant Bonds be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale of the Relevant Bonds shall be received by the Issuer, whose receipt shall be a good discharge for the purchase moneys, and will belong to the Issuer and, upon their receipt, the Issuer will become indebted to the former registered owner of, or person entitled by transmission to, the Relevant Bonds for an amount equal to the net proceeds of transfer upon surrender by him or them of the certificate of the Relevant Bonds which the Vendor shall forthwith be obliged to deliver to the Issuer. Notice of receipt of proceeds by Issuer shall be given to relevant Holders. No trust will be created in respect of the debt and no interest will be payable in respect of it and the Issuer will not be required to account for any moneys earned from the net proceeds of transfer which may be employed in the business of the Issuer or as it thinks fit. The Issuer may register the transferee or transferees as the registered owner or owners of the Relevant Bonds and issue to him or them a certificate for the same and thereupon the transferee or transferees shall become absolutely entitled thereto. On and after the date of such Transfer Notice, and until registration of a transfer of the Relevant Bonds to which it relates pursuant to the provisions of this paragraph, the rights and privileges attaching to the Relevant Bonds shall be suspended and not capable of exercise.


13.6 A Holder shall not transfer Bonds without completing and delivering to the Registrar a transfer certificate in the form set out in Schedule 5 and, if appropriate, Schedule 6 of the Trust Deed duly completed by the transferor and the proposed transferee. The Registrar shall refuse to register any purported transfer of Bonds for which a transfer certificate has not been duly completed and delivered, duly stamped, and such purported transfer shall be null, void and without effect.

13.7 A person who becomes aware that his holding, directly or beneficially, of Bonds will, or is likely to, fall within any of subparagraphs (A), (B) or (C) above or, being a Private Offering Holder and a beneficial owner or holder of Bonds, becomes aware that the aggregate number of Private Offering Holders who are beneficial owners or holders of Bonds or other securities of the Issuer (other than certain short-term securities) is more than 75, shall forthwith, unless he has already received a Transfer Notice in accordance with the foregoing, give a request in writing to the Directors for the issue of a Transfer Notice in accordance with the foregoing. Every such request shall be accompanied by the certificate or certificates for the Bonds to which it relates. A person shall have no liability for its failure to make a request in accordance with this Condition 13.7 other than the obligation by such person to comply with a Transfer Notice in accordance with Condition 13.5.

13.8 Subject to the provisions of the Trust Deed, the Directors shall, unless any Director has reason to believe otherwise, be entitled to assume without enquiry that none of the Bonds are held in such a way as to entitle or require the Directors to serve a Transfer Notice in respect thereof. The Directors may, however, at any time and from time to time call upon any registered owner (or any one of joint owners) of Bonds by notice in writing to provide such information and evidence as they shall reasonably require for the purpose of determining any matter connected with or in relation to such registered owner of Bonds relating to compliance by the Issuer with applicable provisions of the US Investment Company Act of 1940, the Securities Act and ERISA. In the event of such information and evidence not being so provided within such reasonable period (not being less than 21 days after service of the notice requiring the same) as may be specified by the Directors in the said notice, the Directors may, in their absolute discretion, treat any Bond held by such registered owner or joint owner as being held in such a way as to entitle or require them to serve a Transfer Notice in respect thereof.


13.9 The Directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with the powers granted hereby. The exercise of the powers conferred by the foregoing shall not be questioned or invalidated in any case on the ground that there was insufficient evidence of direct or beneficial ownership or holding of Bonds by any person or that the true direct or beneficial owner or holder of any Bonds was otherwise than as appeared to the Directors at the relevant date provided that the said power shall have been exercised in good faith.


13.10  In this Condition:-

       (A) "United States Person" or "U.S. Person" means a person resident in the United States, a corporation, partnership or other entity created or organised in or under the laws of the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source or any other person, entity, trust or estate included within the definition of "U.S. Person" in Rule 902(o) under the United States Securities
             Act of 1933, as amended;

       (B) securities that are sold or acquired "directly or indirectly" by the Issuer or its affiliates, agents or intermediaries are securities that are knowingly sold by the Issuer or its affiliates, agents or intermediaries and are acquired directly or indirectly from the issuer or its agents, affiliates or intermediaries or are acquired in a transaction with the direct or indirect involvement of the Issuer or its agents, affiliates or intermediaries;

       (C) "beneficial owner" means a person who has the beneficial ownership of securities by attribution pursuant to Section 3(c)(1) of the Investment Company Act;

       (D) "short-term paper" has the meaning ascribed to it in Section 3(c)(1)(A) of the Investment Company Act; and

       (E) "acquired securities" means securities acquired directly or indirectly.

14.    Meetings of Holders, Modification, Waiver and Substitution

14.1 The Trust Deed contains provisions for convening meetings of Holders to consider any matter affecting their interests including the modification by Extraordinary Resolution of any of these Conditions or any of the provisions of the Trust Deed.

14.2 The quorum at any such meeting for passing an Extraordinary Resolution will be:


       (A)   at the first meeting, one or more persons holding or representing
             (a) in the case of a meeting which includes any of the matters set out in the proviso to paragraph 5 of Schedule 4 to the Trust Deed, not less than three quarters, or (b) in the case of any other first meeting a clear majority in principal amount of the Bonds for the time being outstanding; and

       (B) at the first adjourned meeting one or more persons being or representing Holders and holding or representing one or more persons being or representing Holders (a) in the case of a meeting which includes any of the matters set out in the proviso to paragraph 5 of Schedule 4 to the Trust Deed, a clear majority or
             (b) in the case of any other first adjourned meeting any principal amount of the Bonds so held or represented; and

       (C) at all subsequent adjourned meetings one or more persons being or representing Holders and holding or representing (a) in the case of meeting which includes any of the matters set out in the proviso to paragraph 5 of Schedule 4 to the Trust Deed, one quarter or (b) in the case of any other subsequent adjourned meeting any principal amount of the Bonds so held or represented.

14.3 An Extraordinary Resolution passed at any meeting of Holders will be binding on all Holders, whether or not they are present at the meeting and whether or not they voted.

14.4 Save as provided in the next sentence, the Trustee may agree, without the consent of the Holders, to any modification of, or to any waiver or authorisation of any breach or proposed breach of, any of these Conditions or any of the provisions of the Trust Deed which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Holders or to any modification which is of a formal, minor or technical nature or to correct a manifest or proven error. Such power does not extend to any of the matters listed in the proviso to Clause 5 of the Fourth Schedule to the Trust Deed.

14.5 Subject as provided in the Trust Deed, the Trustee, if it is satisfied that so to do would not be materially prejudicial to the interests of the Holders, may agree with the Issuer, without the consent of the Holders to (a) the substitution on a subordinated basis equivalent to that referred to in Condition 2 of any successor in business (as defined in the Trust Deed) of the Issuer in place of the Issuer in respect of the Trust Deed and the Bonds; and (b) such amendments or modifications to these Conditions or the Trust Deed as may be necessary to comply with the Listing Rules of the UK Listing Authority in connection with any listing of the Bonds pursuant to Condition 6.


14.6 In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation or substitution), the Trustee shall have regard to the general interests of the Holders as a class but shall not have regard to any interests arising from circumstances particular to individual Holders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Holders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Holder be entitled to claim, from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Holders.

14.7 Any such modification, waiver, authorisation or substitution shall be binding on all Holders and, unless the Trustee agrees otherwise, any such modification or substitution shall be notified to the Holders in accordance with Condition 18 as soon as practicable thereafter.

14.8 The Trust Deed provides that the Trustee may rely on certificates or reports from the Auditors or any other expert or other person in accordance with the provisions of these Conditions or the Trust Deed whether or not any such certificate or report or engagement letter or other document entered into by the Trustee and the Auditors or any other such expert or other person in connection therewith contains any limit on the liability (whether monetary or otherwise) of the Auditors or any other such expert or other person.

15.    Replacement of Bonds

       Should any Bond be lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified office of the Registrar subject to applicable laws and stock exchange requirements upon payment by the claimant of the expenses, taxes and duties incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Bonds must be surrendered before replacements will be issued.


16.    Contracts (Rights of Third Parties) Act 1999

16.1 No person shall have any right to enforce any term or condition of the Bonds by virtue of the Contracts (Rights of Third Parties) Act 1999 but this does not affect any right or remedy of any person which exists or is available apart from that Act.

17.    Indemnification of the Trustee

17.1 The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility including provisions relieving it from taking any action unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer or any Subsidiary without accounting for any profit resulting therefrom.

18.    Notices

18.1 All notices regarding the Bonds will be valid if delivered or mailed by first-class post to the holders of the Bonds at their respective addresses as shown in the Register and, if mailed, shall be deemed to have been served on the day following the date of posting.

19.    Further issues

19.1 The Issuer is at liberty from time to time without the consent of the Holders to create and issue further bonds or notes (whether in registered or bearer form) either (a) ranking pari passu in all respects, and so that the same shall be consolidated and form a single series, with the outstanding bonds or notes of any series (including the Bonds) constituted by the Trust Deed or any supplemental trust deed, or (b) upon such terms as to ranking, interest, conversion, redemption and otherwise as the Issuer may determine at the time of the issue provided that the holders of such bonds in the case of (b) shall be considered a separate series for all the purposes of holding meetings and passing resolutions in respect of such bonds. Any further notes or bonds which are to form a single series with the outstanding notes or bonds, of any series (including the Bonds) constituted by the Trust Deed or any supplemental trust deed shall, and any other further bonds or notes may (with the consent of the Trustee), be constituted by a supplemental trust deed.


20.    Governing Law

20.1 The Trust Deed and the Bonds are governed by, and shall be construed in accordance with, English law.

21.    Definitions

21.1   In these Conditions:

       "announcement" shall include the release of an announcement to the press or the delivery or transmission by telephone, telex or otherwise of an announcement to a Stock Exchange and "date of the announcement" shall mean the date on which the announcement is first so released, delivered or transmitted;

       "Auditors" means the Auditors for the time being of the Issuer or, in the event of their being unable or unwilling to carry out any action requested of them pursuant to the provisions of these Conditions or the Trust Deed, such other firm of chartered accountants as may be appointed for the relevant purpose by the Issuer and approved in writing for such purpose by the Trustee;

       "Average Closing Price" means the average of the Closing Prices over any 20 consecutive dealing days;

       "Capital Distribution" means:-

       (A) any distribution of assets in specie (whether on a reduction of capital or otherwise) but excluding a distribution of assets in specie in lieu of, and to a value not exceeding, a cash dividend which would not have constituted a capital distribution under paragraph (ii) of this definition (and for these purposes a distribution of assets in specie includes an issue of shares or other securities credited as fully or partly paid up by way of capitalisation of reserves); and

       (B) any cash dividend or distribution of any kind howsoever described unless either:-

           (i) it is paid out of the aggregate of the net profits (less losses) attributable to the members of the Issuer for all financial periods after 30th June, 2001 as shown in the audited consolidated accounts of the Issuer and its subsidiaries; or

           (ii) to the extent that (i) above does not apply, the rate of that dividend or distribution, together with all other dividends and distributions on the class of capital in question charged or provided for in the accounts of the Issuer for the financial period in question, does not exceed the aggregate rate of dividend and distribution on such class of capital charged or provided for in the accounts for the last preceding financial period, and in computing such rates such adjustments shall be made as are, in the opinion of the Auditors, appropriate in the circumstances to make a fair comparison;

       "Closing Price" for any day shall mean the mean of the quotations of an Ordinary Share on that day as derived from Daily Official List of the Stock Exchange for that day;

       "Conversion Agent" means, in relation to the Bonds, the Registrar as conversion agent and/or, if applicable, any additional or successor conversion agents appointed in relation to the Bonds;

       "dealing day" means a day on which the Stock Exchange is open for business;

       "Group" means the Issuer and its Subsidiaries;

       "indebtedness" means moneys borrowed or indebtedness in the nature of moneys borrowed;

       "Insolvency" means the winding-up, liquidation or dissolution (in England but not elsewhere) of the relevant company;

       "issue" shall include allot;

       "Liabilities" means, in respect of any person, all present and future sums, liabilities and obligations payable or owing by it in respect of indebtedness (whether actual or contingent, jointly or severally, or otherwise howsoever);

       "Operative Date" shall mean the first day on which the Ordinary Shares in question shall be quoted on a Stock Exchange ex the benefit of the Capital Distribution in question;

       "Ordinary Shares" (i) shall mean fully paid ordinary shares of GBP1 each (or of such other nominal value in which such ordinary shares are for the time being denominated following any consolidation or sub-division which gives rise to an adjustment to the Conversion Price in accordance with sub-paragraph (l)(a) above) in the issued ordinary share capital of the Issuer and (ii) shall include for the purposes of Ordinary Shares comprised in any issue, distribution or grant pursuant to Conditions 5.3(A)(iii), 5.3(A)(iv), 5.3(A)(vi), 5.3(A)(vii) or 5.3(A)(viii) any such ordinary shares which, when fully paid, will be Ordinary Shares;


       "Recognised Stock Exchange" has the meaning set out in Section 841 of the Income and Corporation Taxes Act 1988 of the United Kingdom;

       "record date" in relation to any issue of Ordinary Shares, securities, rights, options or warrants or any dividend or Capital Distribution shall mean the date as at which holders of Ordinary Shares must be registered in order to participate therein;

       "reserves" shall include unappropriated profits;

       "rights" shall include rights in whatsoever form issued;

       "Senior Liabilities" means the Liabilities of the Issuer to the Royal Bank of Scotland plc under the facility agreement dated 16th March, 2001 between the Issuer, Barings (Guernsey) Limited and the Royal Bank of Scotland plc;

       "Stock Exchange" has the meaning given in the Trust Deed;

       "Subsidiary" means each subsidiary for the time being of the Issuer; and

       "subsidiary" has the meaning ascribed to it under Section 736 of the Companies Act 1985.



                         REGISTRAR AND CONVERSION AGENT

                           JP Morgan Chase Bank
                              Trinity Tower,
                             9 Thomas Street,
                              London E1W 2YT




                               THE THIRD SCHEDULE
              Register and Transfer of Registered Securities


1. The Issuer shall at all times ensure that the Registrar maintains in London, or at such other place in the United Kingdom as the Trustee may agree, a register showing the amount of the Registered Securities from time to time outstanding and the dates of issue and all subsequent transfers and changes of ownership thereof and the names and addresses of the holders of the Registered Securities. The Trustee and the holders of the Registered Securities or any of them and any person authorised by it or any of them may at all reasonable times during office hours inspect the register and take copies of or extracts from it. The register may be closed by the Issuer for such periods and at such times (not exceeding in total 30 days in any one year) as it may think fit.

2. Each Registered Security shall have an identifying serial number which shall be entered on the register.

3. The Registered Securities are transferable by execution of the form of transfer endorsed thereon under the hand of the transferor or, where the transferor is a corporation, under its common seal or under the hand of two of its officers duly authorised in writing.

4. The Registered Securities to be transferred must be delivered (duly stamped, if applicable) for registration to the specified office of the Registrar or any Transfer Agent with the form of transfer endorsed thereon duly completed and executed and must be accompanied by such documents, evidence and information as may be required pursuant to the Conditions and such other evidence as the Issuer may reasonably require to prove the title of the transferor or his right to transfer the Registered Securities and, if the form of transfer is executed by some other person on his behalf or in the case of the execution of a form of transfer on behalf of a corporation by its officers, the authority of that person or those persons to do so.

5. The executors or administrators of a deceased holder of Registered Securities (not being one of several joint holders) and in the case of the death of one or more of several joint holders the survivor or survivors of such joint holders shall be the only person or persons recognised by the Issuer as having any title to such Registered Securities.


6. Any person becoming entitled to Registered Securities in consequence of the death or bankruptcy of the holder of such Registered Securities may, upon producing such evidence that he holds the position in respect of which he proposes to act under this paragraph or of his title as the Issuer shall require, be registered himself as the holder of such Registered Securities or, subject to the preceding paragraphs as to transfer, may transfer such Registered Securities. The Issuer shall be at liberty to retain any amount payable upon the Registered Securities to which any person is so entitled until such person shall be registered as aforesaid or shall duly transfer the Registered Securities.

7. Unless otherwise requested by him the holder of Registered Securities of any series shall be entitled to receive only one Registered Security in respect of his entire holding of such series.

8. The joint holders of Registered Securities of any series shall be entitled to one Registered Security only in respect of their joint holding of such series which shall, except where they otherwise direct, be delivered to the joint holder whose name appears first in the register of the holders of Registered Securities in respect of such joint holding.

9. Where a holder of Registered Securities has transferred part only of his holding of any series there shall be delivered to him without charge a Registered Security in respect of the balance of such holding.

10. The Issuer shall make no charge to the Holders for the registration of any holding of Registered Securities or any transfer thereof or for the issue thereof or for the delivery thereof at the specified office of the Registrar or of any Transfer Agent or by post to the address specified by the Holder. If any Holder entitled to receive a Registered Security wishes to have the same delivered to him otherwise than at the specified office of the Registrar or of any Transfer Agent, such delivery shall be made, upon his written request to the Registrar or such Transfer Agent, at his risk and (except where sent by post to the address specified by the Holder) at his expense.


11. The holder of a Registered Security may (to the fullest extent permitted by applicable laws) be treated at all times, by all persons and for all purposes as the absolute owner of such Registered Security notwithstanding any notice any person may have of the right, title, interest or claim of any other person thereto. The Issuer and the Trustee shall not be bound to see to the execution of any trust to which any Registered Security may be subject and no notice of any trust shall be entered on the register. The holder of a Registered Security will be recognised by the Issuer as entitled to his Registered Security free from any equity, set-off or counterclaim on the part of the Issuer against the original or any intermediate holder of such Registered Security.



                                THE FOURTH SCHEDULE
                      Provisions for Meetings of Holders


1.     (A)   As used in this Schedule the following expressions shall have the following meanings unless the context otherwise requires:

             (i) "voting certificate" shall mean an English language certificate issued by a Paying Agent and dated in which it is stated:

                   (a) that on the date thereof Bearer Securities (whether in definitive form or represented by a Global Security and not being Bearer Securities in respect of which a block voting instruction has been issued and is outstanding in respect of the meeting specified in such voting certificate or any adjourned such meeting) were deposited with such Paying Agent or (to the satisfaction of such Paying Agent) were held to its order or under its control and that no such Bearer Securities will cease to be so deposited or held until the first to occur of:

                         (1) the conclusion of the meeting specified in such certificate or, if applicable, of any adjourned such meeting; and

                         (2) the surrender of the certificate to the Paying Agent who issued the same; and

                   (b) that the bearer thereof is entitled to attend and vote at such meeting and any adjourned such meeting in respect of the Bearer Securities represented by such certificate;

             (ii) "block voting instruction" shall mean an English language document issued by a Paying Agent and dated in which:

                   (a) it is certified that Bearer Securities (whether in definitive form or represented by a Global Security and not being Bearer Securities in respect of which a voting certificate has been issued and is outstanding in respect of the meeting specified in such block voting instruction and any adjourned such meeting) have been deposited with such Paying Agent or (to the satisfaction of such Paying Agent) were held to its order or under its control and that no such Bearer Securities will cease to be so deposited or held until the first to occur of:


                         (1) the conclusion of the meeting specified in such document or, if applicable, of any adjourned such meeting; and

                         (2) the surrender to the Paying Agent not less than 48 hours before the time for which such meeting or any adjourned such meeting is convened of the receipt issued by such Paying Agent in respect of each such deposited Bearer Security which is to be released or (as the case may require) the Bearer Security or Bearer Securities ceasing with the agreement of the Paying Agent to be held to its order or under its control and the giving of notice by the Paying Agent to the Issuer in accordance with paragraph 17 hereof of the necessary amendment to the block voting instruction;

                   (b) it is certified that each holder of such Bearer Securities has instructed such Paying Agent that the vote(s) attributable to the Bearer Security or Bearer Securities so deposited or held should be cast in a particular way in relation to the resolution or resolutions to be put to such meeting or any adjourned such meeting and that all such instructions are, during the period commencing 48 hours prior to the time for which such meeting or any adjourned such meeting is convened and ending at the conclusion or adjournment thereof, neither revocable nor capable of amendment;


                   (c) the aggregate principal amount of the Bearer Securities so deposited or held are listed distinguishing with regard to each such resolution between those in respect of which instructions have been given as aforesaid that the votes attributable thereto should be cast in favour of the resolution and those in respect of which instructions have been so given that the votes attributable thereto should be cast against the resolution; and



                   (d) one or more persons named in such document (each hereinafter called a "proxy") is or are authorised and instructed by such Paying Agent to cast the votes attributable to the Bearer Securities so listed in accordance with the instructions referred to in (c) above as set out in such document;

             (iii) "24 hours" shall mean a period of 24 hours including all or part of a day upon which banks are open for business in both the place where the relevant meeting is to be held and in each of the places where the Paying Agents have their specified offices (disregarding for this purpose the day upon which such meeting is to be held) and such period shall be extended by one period or, to the extent necessary, more periods of 24 hours until there is included as aforesaid all or part of a day upon which banks are open for business in all of the places as aforesaid; and

             (iv) "48 hours" shall mean a period of 48 hours including all or part of two days upon which banks are open for business both in the place where the relevant meeting is to be held and in each of the places where the Paying Agents have their specified offices (disregarding for this purpose the day upon which such meeting is to be held) and such period shall be extended by one period or, to the extent necessary, more periods of 24 hours until there is included as aforesaid all or part of two days upon which banks are open for business in all of the places as aforesaid.

       (B) A holder of a Bearer Security (whether in definitive form or represented by a Global Security) may obtain a voting certificate in respect of such Bearer Security from a Paying Agent or require a Paying Agent to issue a block voting instruction in respect of such Bearer Security by depositing such Bearer Security with such Paying Agent or (to the satisfaction of such Paying Agent) by such Bearer Security being held to its order or under its control, in each case not less than 48 hours before the time fixed for the relevant meeting and on the terms set out in sub-paragraph
             (A)(i)(a) or (A)(ii)(a) above (as the case may be), and (in the case of a block voting instruction) instructing such Paying Agent to the effect set out in sub-paragraph (A)(ii)(b) above. The holder of any voting certificate or the proxies named in any block voting instruction shall for all purposes in connection with the relevant meeting or adjourned meeting of Holders be deemed to be the holder of the Bearer Securities to which such voting certificate or block voting instruction relates and the Paying Agent with which such Bearer Securities have been deposited or the person holding the same to the order or under the control of such Paying Agent shall be deemed for such purposes not to be the holder of those Bearer Securities.


       (C)  (i)    A holder of Registered Securities (whether in definitive form or represented by a Global Security) may, by an instrument in writing in the English language (a "form of proxy") signed by the holder or, in the case of a corporation, executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation and delivered to the specified office of the Registrar or any Transfer Agent not less than 48 hours before the time fixed for the relevant meeting, appoint any person (a "proxy") to act on his or its behalf in connection with any meeting of the Holders and any adjourned such meeting.

            (ii) Any holder of Registered Securities which is a corporation may by resolution of its directors or other governing body authorise any person to act as its representative (a "representative") in connection with any meeting of the Holders and any adjourned such meeting.


            (iii) Any proxy appointed pursuant to sub-paragraph (i) above or representative appointed pursuant to sub-paragraph (ii) above shall so long as such appointment remains in force be deemed, for all purposes in connection with the relevant meeting or adjourned meeting of the Holders, to be the holder of the Registered Securities to which such appointment relates and the holder of the Registered Securities shall be deemed for such purposes not to be the holder.

2. The Issuer or the Trustee may at any time and the Issuer shall upon a requisition in writing signed by the holders of not less than one-tenth in principal amount of the Securities of any series for the time being outstanding convene a meeting of the Holders and if the Issuer makes default for a period of seven days in convening such a meeting the same may be convened by the Trustee or the requisitionists. Every such meeting shall be held at such time and place as the Trustee may appoint or approve.


3. At least 21 days' notice (exclusive of the day on which the notice is given and the day on which the meeting is to be held) specifying the place, day and hour of meeting shall be given to the Holders prior to any meeting of the Holders in the manner provided by Condition 18. Such notice, which shall be in the English language, shall state generally the nature of the business to be transacted at the meeting thereby convened but (except for an Extraordinary Resolution) it shall not be necessary to specify in such notice the terms of any resolution to be proposed. Such notice shall include statements, if applicable, to the effect that (i) Bearer Securities may, not less than 48 hours before the time fixed for the meeting, be deposited with Paying Agents or (to their satisfaction) held to their order or under their control for the purpose of obtaining voting certificates or appointing proxies and (ii) the holders of Registered Securities may appoint proxies by executing and delivering a form of proxy in the English language to the specified office of the Registrar or any Transfer Agent not less than 48 hours before the time fixed for the meeting or, in the case of corporations, may appoint representatives by resolution of their directors or other governing body. A copy of the notice shall be sent by post to the Trustee (unless the meeting is convened by the Trustee) and to the Issuer (unless the meeting is convened by the Issuer).

4. A person (who may, but need not be, a Holder) nominated in writing by the Trustee shall be entitled to take the chair at the relevant meeting or adjourned meeting but if no such nomination is made or if at any meeting or adjourned meeting the person nominated shall not be present within 15 minutes after the time appointed for holding the meeting or adjourned meeting the Holders present shall choose one of their number to be Chairman, failing which the Issuer may appoint a Chairman. The Chairman of an adjourned meeting need not be the same person as was Chairman of the meeting from which the adjournment took place.


5. At any such meeting one or more persons present holding Securities in definitive form or voting certificates or being proxies or representatives and holding or representing in the aggregate not less than one-twentieth of the principal amount of the Securities for the time being outstanding shall (except for the purpose of passing an Extraordinary Resolution) form a quorum for the transaction of business and no business (other than the choosing of a Chairman) shall be transacted at any meeting unless the requisite quorum be present at the commencement of the relevant business. The quorum at any such meeting for passing an Extraordinary Resolution shall (subject as provided below) be one or more persons present holding Securities in definitive form or voting certificates or being proxies or representatives and holding or representing in the aggregate a clear majority in principal amount of the Securities for the time being outstanding PROVIDED THAT at any meeting the business of which includes any of the following matters (each of which shall only be capable of being effected after having been approved by Extraordinary Resolution) namely:


       (i) reduction or cancellation of the amount payable or, where applicable, modification, except where such modification is in the opinion of the Trustee bound to result in an increase, of the method of calculating the amount payable or modification of the date of payment or, where applicable, of the method of calculating the date of payment in respect of any principal, premium or interest in respect of the Securities;

       (ii) modifying the status, subordination and conversion terms (if any) of the Securities;

       (iii) alteration of the currency in which payments under the Securities and Coupons are to be made;

       (iv) alteration of the majority required to pass an Extraordinary Resolution;

       (v) the sanctioning of any such scheme or proposal as is described in paragraph 18(I) below; and

       (vi) alteration of this proviso or the proviso to paragraph 6 below; the quorum for passing the requisite Extraordinary Resolution shall be one or more persons present holding Securities in definitive form or voting certificates or being proxies or representatives and holding or representing in the aggregate not less than three-quarters of the principal amount of the Securities for the time being outstanding.


6. If within 15 minutes (or such longer period not exceeding 30 minutes as the Chairman may decide) after the time appointed for any such meeting a quorum is not present for the transaction of any particular business, then, subject and without prejudice to the transaction of the business (if any) for which a quorum is present, the meeting shall if convened upon the requisition of Holders be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if such day is a public holiday the next succeeding business day) at the same time and place (except in the case of a meeting at which an Extraordinary Resolution is to be proposed in which case it shall stand adjourned for such period, being not less than 13 days nor more than 42 days, and to such place as may be appointed by the Chairman either at or subsequent to such meeting and approved by the Trustee). If within 15 minutes (or such longer period not exceeding 30 minutes as the Chairman may decide) after the time appointed for any adjourned meeting a quorum is not present for the transaction of any particular business, then, subject and without prejudice to the transaction of the business (if any) for which a quorum is present, the Chairman may either (with the approval of the Trustee) dissolve such meeting or adjourn the same for such period, being not less than 14 days (but without any maximum number of days), and to such place as may be appointed by the Chairman either at or subsequent to such adjourned meeting and approved by the Trustee, and the provisions of this sentence shall apply to all further adjourned such meetings. At any adjourned meeting one or more persons present holding Securities in definitive form or voting certificates or being proxies or representatives (whatever the principal amount of the Securities so held or represented by them) shall (subject as provided below) form a quorum and shall (subject as provided below) have power to pass any Extraordinary Resolution or other resolution and to decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had the requisite quorum been present PROVIDED THAT at adjourned meetings the quorum for the transaction of business comprising any of the matters specified in the proviso to paragraph 5 above shall be one or more persons present holding Securities in definitive form or voting certificates or being, proxies or representatives and holding or representing in the aggregate (a) in the case of the first adjourned meeting not less than a clear majority of, or (b) in the case of subsequent adjourned meetings, one quarter of the principal amount of the Securities for the time being outstanding.

7. Notice of any adjourned meeting at which an Extraordinary Resolution is to be submitted shall be given in the same manner as notice of an original meeting but as if 10 were substituted for 21 in paragraph 3 above and such notice shall state the relevant quorum. Subject as aforesaid it shall not be necessary to give any notice of an adjourned meeting.

8. Every question submitted to a meeting shall be decided in the first instance by a show of hands and in case of equality of votes the Chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) to which he may be entitled as a Holder or as a holder of a voting certificate or as a proxy or as a representative.


9. At any meeting unless a poll is (before or on the declaration of the result of the show of hands) demanded by the Chairman, the Issuer, the Trustee or any person present holding a Security in definitive form or a voting certificate or being a proxy or representative (whatever the principal amount of the Securities so held or represented by him), a declaration by the Chairman that a resolution has been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

10. Subject to paragraph 12 below, if at any such meeting a poll is so demanded it shall be taken in such manner and subject as hereinafter provided either at once or after an adjournment as the Chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the motion on which the poll has been demanded.

11. The Chairman may with the consent of (and shall if directed by) any such meeting adjourn the same from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully (but for lack of required quorum) have been transacted at the meeting from which the adjournment took place.

12. Any poll demanded at any such meeting on the election of a Chairman or on any question of adjournment shall be taken at the meeting without adjournment.

13. The Trustee and its lawyers and any director, officer or employee of a corporation being a trustee of these presents and any director or officer of the Issuer and its lawyers and any other person authorised so to do by the Trustee may attend and speak at any meeting. Save as aforesaid, but without prejudice to the proviso to the definition of "outstanding" in Clause 1, no person shall be entitled to attend and speak nor shall any person be entitled to vote at any meeting of the Holders or join with others in requesting the convening of such a meeting or to exercise the rights conferred on the Holders by the Conditions unless he either produces the Bearer Security or Bearer Securities in definitive form of which he is the holder or a voting certificate or is a proxy or a representative or is the holder of a Registered Security or Registered Securities in definitive form. No person shall be entitled to vote at any meeting in respect of Securities held by, for the benefit of, or on behalf of, the Issuer or any Subsidiary of the Issuer, or any person acting in concert with them, any holding company of the Issuer or any other Subsidiary of such holding company. Nothing herein shall prevent any of the proxies named in any block voting instruction or form of proxy or any representative from being a director, officer or representative of or otherwise connected with the Issuer.


14.    Subject as provided in paragraph 13 hereof at any meeting:

       (A) on a show of hands every person who is present in person and produces a Bearer Security in definitive form or a voting certificate or is a holder of Registered Securities in definitive form or is a proxy or representative shall have one vote; and

       (B) on a poll every person who is so present shall have one vote in respect of each GBP1 or such other amount as the Trustee may in its absolute discretion stipulate (or, in the case of meetings of holders of Securities denominated in another currency, such amount in such other currency as the Trustee in its absolute discretion may stipulate) in principal amount of the Securities so produced in definitive form or represented by the voting certificate so produced or in respect of which he is a proxy or representative or in respect of which (being in definitive form) he is the holder.

       Without prejudice to the obligations of the proxies named in any block voting instruction or form of proxy any person entitled to more than one vote need not use all his votes or cast all the votes to which he is entitled in the same way.

15. The proxies named in any block voting instruction or form of proxy and representatives need not be Holders.

16. Each block voting instruction together (if so requested by the Trustee) with proof satisfactory to the Trustee of its due execution on behalf of the relevant Paying Agent and each form of proxy shall be deposited by the relevant Paying Agent or (as the case may be) by the Registrar or the relevant Transfer Agent at such place as the Trustee shall approve not less than 24 hours before the time appointed for holding the meeting or adjourned meeting at which the proxies named in the block voting instruction or form of proxy propose to vote and in default the block voting instruction or form of proxy shall not be treated as valid unless the Chairman of the meeting decides otherwise before such meeting or adjourned meeting proceeds to business. A notarially certified copy of each block voting instruction and form of proxy shall be deposited with the Trustee before the commencement of the meeting or adjourned meeting but the Trustee shall not thereby be obliged to investigate or be concerned with the validity of or the authority of the proxies named in any such block voting instruction or form of proxy.


17. Any vote given in accordance with the terms of a block voting instruction or form of proxy shall be valid notwithstanding the previous revocation or amendment of the block voting instruction or form of proxy or of any of the Holder's instructions pursuant to which it was executed provided that no intimation in writing of such revocation or amendment shall have been received from the relevant Paying Agent or in the case of a Registered Security from the holder thereof by the Issuer at its registered office (or such other place as may have been required or approved by the Trustee for the purpose) by the time being 24 hours and 48 hours respectively before the time appointed for holding the meeting or adjourned meeting at which the block voting instruction or form of proxy is to be used.

18. A meeting of the Holders shall in addition to the powers hereinbefore given have the following powers exercisable only by Extraordinary Resolution (subject to the provisions relating to quorum contained in paragraphs 5 and 6 above) namely:

      (A) Power to sanction any compromise or arrangement proposed to be made between the Issuer, the Trustee, any Appointee and the Holders and Couponholders or any of them.

      (B) Power to sanction any abrogation, modification, compromise or arrangement in respect of the rights of the Trustee, any Appointee, the Holders, the Couponholders or the Issuer against any other or others of them or against any of their property whether such rights shall arise under these presents or otherwise.

      (C) Power to assent to any modification of the provisions of these presents which shall be proposed by the Issuer, the Trustee or any Holder.

      (D) Power to give any authority or sanction which under the provisions of these presents is required to be given by Extraordinary Resolution.


      (E) Power to appoint any persons (whether Holders or not) as a committee or committees to represent the interests of the Holders and to confer upon such committee or committees any powers or discretions which the Holders could themselves exercise by Extraordinary Resolution.

      (F) Power to approve of a person to be appointed a trustee and power to remove any trustee or trustees for the time being of these presents.

      (G) Power to discharge or exonerate the Trustee and/or any Appointee from all liability in respect of any act or omission for which the Trustee and/or such Appointee may have become responsible under these presents.

      (H) Power to authorise the Trustee and/or any Appointee to concur in and execute and do all such deeds, instruments, acts and things as may be necessary to carry out and give effect to any Extraordinary Resolution.

      (I) Power to sanction any scheme or proposal for the exchange or sale of the Securities for or the conversion of the Securities into or the cancellation of the Securities in consideration of shares, stock, bonds, notes, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any other company formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, bonds, notes, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration of cash and for the appointment of some person with power on behalf of the Holders to execute an instrument of transfer of the Registered Securities held by them in favour of the persons with or to whom the Securities are to be exchanged or sold respectively.

19. Any resolution passed at a meeting of the Holders duly convened and held in accordance with these presents shall be binding upon all the Holders whether present or not present at such meeting and whether or not voting and upon all Couponholders and each of them shall be bound to give effect thereto accordingly and the passing of any such resolution shall be conclusive evidence that the circumstances justify the passing thereof. A resolution in writing signed by or on behalf of all the Holders, which resolution in writing may be contained in one document or in several documents in or substantially in like form each signed by or on behalf of one or more of the Holders, shall be as valid effective and binding as a resolution duly passed at such a meeting. Notice of the result of the voting on, or signing of, any resolution duly considered by the Holders shall be published in accordance with Condition 18 by the Issuer within 14 days of such result being known PROVIDED THAT the non-publication of such notice shall not invalidate such result.


20. The expression "Extraordinary Resolution" when used in these presents means

      (a) a resolution passed at a meeting of the Holders duly convened and held in accordance with these presents by a majority consisting of not less than three-fourths of the persons voting thereat upon a show of hands or if a poll is duly demanded by a majority consisting of not less than three-fourths of the votes cast on such poll; or

     (b) a resolution in writing signed by or on behalf of all the Holders.

21. Minutes of all resolutions and proceedings at every meeting of the Holders shall be made and entered in books to be from time to time provided for that purpose by the Issuer and any such Minutes as aforesaid if purporting to be signed by the Chairman of the meeting at which such resolutions were passed or proceedings transacted shall be conclusive evidence of the matters therein contained and until the contrary is proved every such meeting in respect of the proceedings of which Minutes have been made shall be deemed to have been duly held and convened and all resolutions passed or proceedings transacted thereat to have been duly passed or transacted.

22. If and whenever the Issuer shall have issued and have outstanding Securities of more than one series the foregoing provisions of this Schedule shall apply separately and independently to each series of Securities and in particular a resolution which in the opinion of the Trustee affects the Securities of any series shall be deemed to have been duly passed if passed at a separate meeting of the holders of the Securities of that series notwithstanding that the resolution affects the Securities of more than one series and does not give rise to a conflict of interest.

23. Subject to all other provisions of these presents the Trustee may without the consent of the Issuer, the Holders or the Couponholders prescribe such further regulations regarding the requisitioning and/or the holding of meetings of Holders and attendance and voting thereafter as the Trustee may in its sole discretion think fit.



                                THE FIFTH SCHEDULE
                               Transfer Certificate

                                     REGISTRAR
                                     (address)

We, the undersigned are (a) the registered owner (the "Transferor") of GBP face amount of 41/2 per cent. Subordinated Convertible Bonds due 2011 (the
"Bonds") represented by certificate number ( ) issued by Schroder Ventures International Investment Trust plc (the "Issuer") and constituted by a Trust Deed, dated 21st November, 2001, between the Issuer and The Law Debenture
Trust Corporation p.l.c. (the "Trust Deed") and (b) the proposed transferee (the "Transferee") of such Bonds.

FOR VALUE RECEIVED, the undersigned Transferor hereby sell(s), assign(s) and transfer(s) unto

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL OR ZIP CODE OF PROPOSED TRANSFEREE (NOT MORE THAN FOUR NAMES MAY APPEAR AS JOINT HOLDERS)) whose United States Taxpayer Identification No. (if applicable) is:
___________________________________________________________________________

(IN THE CASE OF A TRANSFER OTHER THAN PURSUANT TO I.A.2 BELOW PLEASE INSERT TAXPAYER IDENTIFICATION NO. OF TRANSFEREE)

the accompanying Bonds and all rights thereunder, hereby irrevocably constituting and appointing ( ) attorney to transfer such Bonds on the books of the Issuer with full power of substitution in the premises.

I.     TRANSFEROR REPRESENTATIONS

A.     United States Securities Act

In connection with this transfer of the Bonds, the undersigned Transferor confirms that (check one):

1.          Check if Transferee will take delivery of Bond pursuant to Rule
144A.

     The Bonds are being transferred by the undersigned Transferor without utilising any general solicitation or general advertising within the meaning of Regulation D under the Securities Act of 1933 (the "Securities Act") to a person (i) the undersigned Transferor reasonably believes is a "qualified institutional buyer" (a "QIB") as defined in Rule 144A ("Rule 144A") under the Securities Act that is purchasing for its own account or for the account of a QIB and (ii) to whom notice has been given that the transfer is being made in reliance on Rule 144A, pursuant to and in a transaction meeting the requirements of Rule 144A and any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed transfer, the transferred Bonds will be subject to the restrictions on transfer enumerated in the legend printed thereon and in the Trust Deed.

2. Check if Transferee will take delivery of Bond pursuant to Regulation S.

     The Bonds are being transferred by the undersigned Transferor without utilising directed selling efforts in contravention of the requirements of Rule 904(a) of Regulation S of the Securities Act and (i) is not being made to a person in the United States and (a) at the time the buy order was originated, the Transferee was outside the United States or the Transferor and any person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (b) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither the Transferor nor any person acting on its behalf knows that the transaction was prearranged with a buyer in the United States and (ii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Trust Deed, the transferred Bond will not bear a legend nor be subject to the restrictions on transfer enumerated in the Trust Deed.

3. Check if Transferee will take delivery of Bond pursuant to any provision of the Securities Act other than Rule 144A or Regulation S.

     The transfer is being effected in compliance with the transfer restrictions applicable to the Bonds and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

     (a) such transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Trust Deed, the transferred Bond will not bear a legend nor be subject to the restrictions on transfer enumerated in the Trust Deed;
or

     (b) such transfer is being effected to the Issuer or a subsidiary thereof;

or

     (c) such transfer is being effected to an institutional "Accredited Investor," as defined in Rule 501(A)(1), (2), (3) or (7) of Regulation D under the Securities Act, and pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation or general advertising within the meaning of Regulation D under the Securities Act and the transfer complies with the requirements of the exemption claimed, which certification is supported by
                  (1) a certificate executed by the Transferee in the form of
                  Schedule 6 to the Trust Deed (a copy of which is attached to this certification) and (2) if such transfer is in respect of a principal amount of Bonds at the time of transfer of less than GBP250,000, an opinion of counsel provided by the Transferor or the Transferee (a copy of which is attached to this certification), to the effect that such transfer is in compliance with the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Trust Deed, the transferred Bond will be subject to the restrictions on transfer enumerated in the legend thereon and in the Trust Deed.


B.     Investment Company Act

In connection with any transfer of the Bonds, the undersigned Transferor confirms that neither the undersigned Transferor nor any beneficial owner, if any, for whom the undersigned Transferor has held the Bonds shall, following the transfer, retain any beneficial interest in the Bonds.

C.     Authorization

The undersigned Transferor confirms that this instrument has been executed on its behalf by one of its executive officers duly authorized to do so.



D.     Notes

         (a) The signature to this transfer must correspond with the name as it appears on the face of the Bonds.

         (b) A representative of the Transferor should state the capacity in which he signs e.g. executor.

         (c) The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

         (d) No transfer may be effected without the production of the Bonds.


21.2     II     TRANSFEREE REPRESENTATIONS

A.       United States Securities Act

The undersigned Transferee represents and warrants that (check one):

1.          Check if Transferee will take delivery of Bond pursuant to Rule
144A.

     (i) It is a QIB and acknowledges that it either has received such information regarding the Issuer as the undersigned Transferee has requested pursuant to Rule 144A or has determined not to request such information; and
(ii) it is aware that the registered holder is relying upon the undersigned Transferee's foregoing representations in order to claim the exemption from registration provided by Rule 144A. It acknowledges and agrees that the transferred Bond will be subject to the restrictions on transfer enumerated in the legend printed thereon and in the Trust Deed.

2. Check if Transferee will take delivery of Bond pursuant to Regulation S.

     (i) It is not in the United States and (a) at the time the buy order was originated, it was outside the United States or (b) the transaction was executed in, on or through the facilities of a designated offshore securities market and was not prearranged with a buyer in the United States and (ii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Trust Deed, the transferred Bond will not bear a legend nor be subject to the restrictions on transfer enumerated in the Trust Deed.

3. Check if Transferee will take delivery of Bond pursuant to any provision of the Securities Act other than Rule 144A or Regulation S.

     The transfer is being effected in compliance with the transfer restrictions applicable to the Bonds and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferee hereby further certifies that (check one):

         (a) such transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Trust Deed, the transferred Bond will not bear a legend nor be subject to the restrictions on transfer enumerated in the Trust Deed;

or

         (b)          it is the Issuer or a subsidiary thereof;

or


         (c) it is an institutional "Accredited Investor," as defined in Rule 501(A)(1), (2), (3) or (7) of Regulation D under the Securities Act, and such transfer is being effected pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144 or Rule 904, and the transfer complies with the requirements of the exemption claimed, which certification is supported by (1) a certificate executed by the Transferee in the form of Schedule 6 to the Trust Deed (a copy of which is attached to this certification) and (2) if such transfer is in respect of a principal amount of Bonds at the time of transfer of less than GBP250,000, an opinion of counsel provided by the Transferor or the Transferee (a copy of which is attached to this certification), to the effect that such transfer is in compliance with the Securities Act.


B.     Investment Company Act

The undersigned Transferee represents and warrants that (check one):

     (a) It is, and the Bonds to be held by it will be deemed beneficially owned by, a single person for purposes of
                   Section 3(c)(1) of the Investment Company Act of 1940 (The "1940 Act")

     (b) The Bonds to be held by it will be deemed beneficially owned by a Total of owners for purposes of Section 3(c)(1) of the 1940 Act. The names of the beneficial owners, and the Principal Amount of the Bonds beneficially owned by each of them, are as follows:


Name                                            Principal Amount

The undersigned Transferee further represents that in making its representation in Section II(B)(a) or Section II(B)(b) above (as applicable), it has counted as a separate beneficial owner each person including itself if applicable) for whose account it is acquiring beneficial ownership of the Bonds and that, if any such person (x) has been formed or recapitalized for the purpose of investing in Bonds or (y) is an investment company (as defined in the 1940 Act) or relies on the exceptions in the 1940 Act for companies having fewer than 100 securityholders (Section 3(c)(1)) or for companies whose securityholders are all qualified purchasers (Section 3(c)(7)), or if any person (other than itself) otherwise may be deemed to be a beneficial owner of the Bonds, it has requested (and has relied upon) the advice of counsel in determining the number of persons who must be counted as beneficial owners of the Bonds.


C.     Authorization

The undersigned Transferee confirms that this instrument has been executed on its behalf by one of its executive officers duly authorized to do so.
The undersigned Transferee will promptly (a) inform the Issuer if, during any time the undersigned Transferee holds Bonds there shall be any change in the representations and warranties contained in this Section II or if they shall become false for any reason and (b) deliver to the Issuer such other representations and covenants as to such matters, as the Issuer may, in the future, request in order to comply with applicable securities laws and the availability of any exemptions thereunder.

D.     ERISA

The undersigned Transferee confirms that it understands that in accordance with the Employee Retirement Income Security Act of 1974, as amended, no employee benefit plan as to which the Issuer is a party in interest or disqualified person, or a QIB acting on behalf of such a plan, may acquire a Bond unless the acquisition would constitute an exempt transaction under a statutory exemption or any one of the administrative exemptions by the U.S Department of Labor.

(INSERT NAME OF TRANSFEROR)

By:               ___________________________________

Printed Name:        ___________________________________

Title:               ___________________________________

Dated:               ___________________________________

NOTICE: The signature of the registered holder must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any change whatsoever.

(INSERT NAME OF TRANSFEREE)

By:               ___________________________________

Printed Name:        ___________________________________

Title:               ___________________________________

Dated:               ___________________________________

NOTICE: To be executed by an executive officer.


TRANSFER CONSENTED TO:
on behalf of the Issuer in its capacity as

Registrar pursuant to the Registrar Agreement dated as of *.

By:               ___________________________________

Printed Name:        ___________________________________

Title:               ___________________________________

Dated:               ___________________________________




                              THE SIXTH SCHEDULE
                            Form of Certificate from
                 Acquiring Institutional Accredited Investor

Schroder Ventures International Investment Trust plc
31 Gresham Street
London
EC2V 7QA
England

Attn: Company Secretary

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX

Attn:

     Re: 41/2 per cent. Subordinated Convertible Bonds due 2011 of Schroder Ventures International Investment Trust plc

In connection with our proposed purchase of GBP____________ face amount of 41/2% Subordinated Convertible Bonds due 2011 (the "Bonds") represented by certificate number __________ issued by Schroder Ventures International Investment Trust plc (the "Issuer") and constituted by a Trust Deed dated 21st November, 2001 between the Issuer and The Law Debenture Trust Corporation p.l.c. (the "Trust Deed") we confirm that:

1. We understand that any subsequent transfer of the Bonds or any interest therein is subject to certain restrictions and conditions set forth in the Trust Deed and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Bonds or any interest therein except in compliance with, such restrictions and conditions and the United States Securities Act of 1933 (the "Securities Act").

2. We understand that the offer and sale of the Bonds have not been registered under the Securities Act, and that the Bonds and any interest therein may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell the Bonds or any interest therein, we will do so only (A) to the Issuer or any subsidiary thereof, (B) in accordance with Rule 144A under the Securities Act to a "qualified institutional buyer" (as defined therein), (C) to an institutional "accredited investor" (as defined below) that, prior to such transfer, furnishes (or has furnished on its behalf by a U.S. broker-dealer) to you and to the Issuer a signed letter substantially in the form of this letter and, if such transfer is in respect of a principal amount of Bonds, at the time of transfer of less than GBP250,000, an opinion of counsel in form reasonably acceptable to the Issuer to the effect that such transfer is in compliance with the Securities Act, (D) in accordance with Rule 904 of Regulation S under the Securities Act, (E) pursuant to the provisions of Rule 144 under the Securities Act or (F) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel acceptable to the Issuer), and we further agree to provide to any person purchasing the Bonds from us in a transaction meeting the requirements of this paragraph a notice advising such purchaser that resales thereof are restricted as stated herein.



3. We understand that, on any proposed resale of the Bonds, we will be required to furnish to you and the Issuer such certifications, legal opinions and other information as you and the Issuer may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that the Bonds purchased by us will bear a legend to the foregoing effect.

4. We are an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Bonds, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

5. We are acquiring the Bonds purchased by us for our own account or for one or more accounts (each of which is an institutional "accredited investor") as to each of which we exercise sole investment discretion without a view to distribution thereof and without any present intention of selling such Bonds in a transaction that would violate the Securities Act.
You and the Issuer are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.


                                          (Insert Name of Accredited Investor)

                                           By:

                                               NAME:

                                               TITLE:



                                               Dated: ____________





  EXECUTED AS A DEED BY SCHRODER VENTURES             )
  INTERNATIONAL INVESTMENT TRUST PLC                  )     John McLachlan
  acting by a director and its secretary/ two         )     Director
  directors:                                          )
                                                      )
                                                      )     Nicholas Ferguson
                                                            Director

  THE COMMON SEAL of THE LAW DEBENTURE TRUST          )     Julian Mason-Jebb
  CORPORATION p.l.c. was affixed to this deed in      )
  the presence of:                                    )
                                                      )     Clive Rakestrow

                                          Director:        Julian Mason Jebb

                              Authorised Signatory:        Clive Rakestrow

CD013400178




                                                                CONFORMED COPY

                           DATED 21st November, 2001

            SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc

                                     and

                 THE LAW DEBENTURE TRUST CORPORATION p.l.c.

         ________________________________________________________

                                TRUST DEED

                               constituting
                               GBP40,000,000

         41/2 per cent. Subordinated Convertible Bonds due 2011

                  (with authority to issue further
                             bonds or notes)
        ________________________________________________________

                              For the Issuer:

                            Slaughter and May
                           35 Basinghall Street
                             London EC2V 5DB

                             For the Trustee:

                              Allen & Overy
                             One New Change
                             London EC4M 9QQ

                             CD013400178


         Contents

                                                                      Page

1.       Definitions                                                  1

2.       Covenant to Repay and to Pay Interest on Original Bonds      9

3.       Form and Issue of Original Bonds                             13

4.       Covenants in relation to Conversion Right                    13

5.       Fees, Duties and Taxes                                       18

6.       Covenant of Compliance                                       18

7.       Cancellation of Securities and Records                       19

8.       Enforcement                                                  20

9.       Action, Proceedings and Indemnification                      21

10.      Application of Moneys                                        22

11.      Notice of Payments                                           22

12.      Investment by Trustee                                        23

13.      Partial Payments                                             23

14.      Covenants by the Issuer                                      23

15.      Remuneration and Indemnification of Trustee                  27

16.      Provisions Supplemental to Trustee Act 1925 and the
          Trustee Act 2000                                            29

17.      Trustee's Liability                                          35

18.      Trustee Contracting with the Issuer                          35

19.      Waiver, Authorisation and Determination                      36

20.      Holder of Definitive Bearer Security Assumed to
          be Couponholder                                             37

21.      Substitution                                                 38

22.      Currency Indemnity                                           39

23.      New Trustee, Separate and Co-Trustees                        40

24.      Trustee's Retirement and Removal                             41

25.      Trustee's Powers to be Additional                            41

26.      Notices                                                      41

27.      Contracts (Rights of Third Parties) Act 1999                 42

28.      Governing Law                                                42

29.      Counterparts                                                 42

THE FIRST SCHEDULE Form of Original Bond Certificate                  44

THE SECOND SCHEDULE The Conditions of the Original Bonds              47

1.       Form, Denomination and Title                                 47

2.       Status and Subordination                                     47

3.       Interest                                                     48

4.       Redemption and purchase                                      48

5.       Conversion                                                   50

6.       Stock Exchange listing                                       60

7.       Payments                                                     61

8.       Events of Default and Enforcement                            61

9.       Purchase of own shares                                       62

10.      Taxation                                                     63

11.      Prescription                                                 63

12.      Registration                                                 63

13.      Transfer of Bonds                                            64

14.      Meetings of Holders, Modification, Waiver and Substitution   68

15.      Replacement of Bonds                                         70

16.      Contracts (Rights of Third Parties) Act 1999                 70

17.      Indemnification of the Trustee                               70

18.      Notices                                                      70

19.      Further issues                                               71

20.      Governing Law                                                71

21.      Definitions                                                  71

THE THIRD SCHEDULE Register and Transfer of Registered Securities     74

THE FOURTH SCHEDULE Provisions for Meetings of Holders                76

THE FIFTH SCHEDULE Transfer Certificate                               86

THE SIXTH SCHEDULE Form of Certificate from  Acquiring Institutional
 Accredited Investor                                                  92

Exhibit 4.16 Investment Advisory Agreement, dated January 17, 2002, between Schroder Ventures (London) Limited and Schroder Investment Management (Ireland) Limited


CONFORMED COPY




                             DATED 17 January 2002




                SCHRODER INVESTMENT MANAGEMENT (IRELAND) LIMITED

                                      And

                       SCHRODER VENTURES (LONDON) LIMITED




                     _____________________________________

                         INVESTMENT ADVISORY AGREEMENT
                     _____________________________________






                               #32682v3(v2)(v1)
                        (created from e-mail CD11370051)


THIS INVESTMENT ADVISORY AGREEMENT is made this 17th day of January 2002

BETWEEN

(1) SCHRODER INVESTMENT MANAGEMENT (IRELAND) LIMITED, whose registered office is at IFSC House, International Financial Services Centre, Dublin 1, Ireland (registered in Ireland with No. 270382) (the "Manager"); and

(2) SCHRODER VENTURES (LONDON) LIMITED, whose registered office is at 20 Southampton Street, London WC2E 7QH (registered in England and Wales with No. 3368611) (the "Investment Adviser").

WHEREAS

(A) The Manager was appointed the Manager to Schroder Private Equity Funds plc an umbrella closed-ended investment company registered in Ireland with registered number 346388, having its registered office at IFSC House, IFSC, Dublin 1 (the "Company") pursuant to a Management Agreement between the Company and the Manager dated 14th November, 2001 (the "Management Agreement").

(B)  The Manager  wishes to engage the  Investment  Adviser  and the  Investment
     Adviser wished to accept the engagement to provide certain investment advice pursuant to the terms and conditions of this Agreement.

(C) The Investment Adviser is regulated by the Investment Management Regulatory Organisation Limited ("IMRO").

WHEREBY IT IS AGREED as follows:-


1.   Definitions



     (a)     In this Agreement:


     "Act" means Part XIII of the Irish Companies Act, 1990 as the same may be amended, supplemented or re-enacted from time to time and includes any regulations made thereunder by ministerial order and any conditions that may from time to time be imposed thereunder by the Central Bank of Ireland whether by notice or otherwise affecting the Company;

     "Affiliate                  in relation to a body corporate means any
                                 subsidiary of that body corporate, any holding company of that body corporate and all other subsidiaries and subsidiary undertakings of that holding company;

    "Business Day"              means a day (other than a Saturday or a Sunday)
                                 on which banks are open for business (other than solely for trading and settlement in euro) in London and Dublin;

     "Fund" means Schroders Private Equity Fund of Funds, the first sub-fund of the Company;

     "Investment Objectives"     means the investment objectives and policies of
                                 the Fund as set out in the following:

                                 (i)     the prospectus of the Company in
                                         relation to the Fund at the date
                                         hereof together with any amendment or
                                         supplement at any time published by the
                                         Company; and

                                 (ii) the investment guidelines determined by the board of directors of the Company from time to time and communicated in writing to the Investment Adviser.

     "Investment Ombudsman"     means the person appointed by IMRO to
                                investigate complaints referred to him directly or via IMRO;

     "Proceedings"              has the meaning given in clause 17
                                (Jurisdiction);

     "Service Documents"        has the meaning given in clause 18 (Agent for
                                Service);

     "Working Hours"            means 9.30 a.m. to 5.30 p.m. on a Business Day.


     (b) Capitalised terms not otherwise defined herein shall have the meaning ascribed to them in the Management Agreement; and

     (c) The expressions "holding company", "subsidiary" and "subsidiary undertaking" shall have the meaning given to them in the Companies Act 1985 (as amended from time to time).


2.   Appointment; Management and Administration

     (a) The Manager hereby appoints the Investment Adviser with effect from 14th December, 2001 being the first closing date for the Fund, and the Investment Adviser hereby accepts its appointment, as investment adviser to the Manager to research and identify investment opportunities for the Company in relation to the Fund (including opportunities in unregulated collective investment schemes) consistent with the Investment Objectives and advise and render guidance to the Manager whenever called upon to do so concerning the acquisition and disposal of investments and dealings with the Company's portfolio of assets attributable to the Fund. Without limiting the generality of the foregoing, the Investment Adviser shall:



             (i) research and evaluate investments which appear to the Investment Adviser to be appropriate for the Company, and advise on such particular factors relating thereto as the Investment Adviser considers appropriate for consideration by the Manager;



            (ii) recommend from time to time to the Manager the purchase, acquisition or sale of particular investments and the timing of, and terms upon which, such purchase, acquisition or sale should be effected;



           (iii) monitor and analyse the progress of all investments held by the Company and provide written reports on a semi-annual basis (or more frequently if the Manager shall so reasonably requires);



            (iv) advise the Manager concerning all actions which it appears to the Investment Adviser the Manager should take in order to carry into effect the Investment Objectives;



             (v) prepare material for inclusion in the reports to be sent to the investors in the Fund whenever the Manager may reasonably require such material;



            (vi)      advise the Manager in relation to the exercise of all
                     rights conferred by the Company's investments;



           (vii) negotiate suitable terms for the acquisition and disposal of investments;



          (viii) advise the Manager upon the availability and determine the source of funds to be utilised by the Company;



            (ix) advise the Manager in relation to the negotiating of such borrowings as are permitted by the Company's articles of association and the Act; and


             (x) assist in the reconciliation of records relating to the investments maintained by the Company, its custodian and the Manager, their respective delegates and any bankers appointed to the Company.



     (b) In carrying out its duties under this Agreement, the Investment Adviser shall take into account:


             (i) the Investment Objectives, as revised from time to time by amendments communicated in writing to the Investment Adviser; and


            (ii) any other matter that prudent advisers of an investment portfolio should reasonably take into consideration in the proper discharge of their duties.



     (c) The provisions of this Agreement shall not confer any power or authority on the Investment Adviser to enter into any transaction or in any way to bind the Manager or to hold or effect dealings in the Company's assets, and in performing its obligations under this Agreement the Investment Adviser shall act in an advisory capacity only, and shall not have the power to exercise any of the executive functions of the Manager.



3.   Fees and Expenses

     In consideration of the services rendered by the Investment Adviser hereunder, the Manager (and not the Company) shall pay to the Investment Adviser fees, costs and expenses, in an amount and manner as are separately agreed upon by such parties in a separate instrument.


4.   Exculpation and Indemnification

     (a) An Advising Party (as defined in clause 4(c) below) shall not be liable, responsible or accountable in damages or otherwise to the Manager or to any other person for any Loss incurred or suffered by reason of any action by the Advising Party, if such action was taken in Good Faith, unless the Advising Party was Culpable with respect to such action (as such terms are defined in clause 4(c) below).



     (b) The Manager agrees to indemnify and keep indemnified the Advising Parties in respect of any loss, cost (including any cost of enforcement), liability (including any tax liability excluding taxes on income arising under this agreement), claim or damage which any Advising Party incurs or suffers arising out of or in connection with the proper performance by the Advising Party of its obligations under this agreement, unless the Advising
             Party is Culpable.



     (c)     For purposes of this Agreement:


             (i) An "Advising Party" shall mean the Investment Adviser, its subsidiaries or any employee, officer, director or shareholder of the Investment Adviser or its subsidiaries.


            (ii) An action is taken in "Good Faith" by an Advising Party if such action was taken:


                     (A)     in good faith;


                     (B) on behalf of and in furtherance of (or not opposed to) the interests of the Company (or the Advising Party reasonably believed such action to be on behalf of and in furtherance of (or not opposed to) the interests of the Company); and



                     (C) in a manner reasonably believed by the Advising Party to be within the scope of the rights, powers, authorities or discretions conferred on it (directly or indirectly) by or pursuant to this Agreement, by the written consent of the Manager or by law.



           (iii) A person shall be deemed "Culpable" if such person is finally determined (following all appeals) by a court of competent jurisdiction to be liable (or such person has admitted liability) for negligence, wilful misconduct, fraud or material breach of this Agreement with respect to taking an act.



            (iv) "Loss" shall mean and include any and all loss, damage, cost, expense or liability.



             (v) Reference in this clause 4 to an act or action taken by an Advising Party shall be deemed to include an omission or an action omitted by such Advising Party.



     (d) Any amounts payable by the Manager pursuant to clause 14(b) shall be limited to amounts received by the Manager under the Management Agreement and such further amounts that would have been payable to the Manager under the Management Agreement but for the fact the Manager was Culpable.


5.   Interests of the Investment Adviser

     (a) The Investment Adviser shall devote such time as shall be necessary to perform its obligations under this Agreement in an appropriate manner.


     (b) Subject to the foregoing, each Advising Party may engage in or possess any interest in other business ventures of any kind, nature or description, independently or with others, whether such ventures are similar in nature or form to the Company or otherwise, provided that the Investment Adviser shall consult with the Manager prior to engaging in any otherwise permissible activity which the Investment Adviser reasonably believes may be competitive with the Company.

     (c) The Investment Adviser shall deal with any conflicts of interest which arise in relation to the services it provides for the Company in accordance with the provision of the Company's prospectus (as may be issued from time to time) and the requirements of the Central Bank of Ireland.



6.   Non-Exclusivity

     Except to the extent provided otherwise in this Agreement or in the Management Agreement, this Agreement shall not prevent any Advising Party from acting in any capacity whatsoever for any Person on such terms as such Advising Party may arrange. The Investment Adviser shall have no duty to disclose to the Manager, or use for the Manager's benefit, any fact or thing if to do so would be contrary to any legal or regulatory obligation or if such disclosure would contravene any of the Investment Adviser's obligations under any other agreement.


7.   Termination



     (a) Subject to clause 7(c) below, this agreement shall continue in force but may be terminated at any time forthwith by written notice to that effect, to the Manager, in the case of termination by the Investment Adviser, or to the Investment Adviser, in the case of termination by the Manager if:


          (i) the performance thereof shall become illegal under the laws of England or Ireland; or


          (ii) the other party shall commit any material breach of its obligations under this agreement and shall fail to make good such breach, if capable of remedy, within 30 days after the giving of written notice by the first party requiring it to do so; or


          (iii) the other party shall be grossly negligent with respect to its duties hereunder;


          (iv) the other party shall go into liquidation (except a voluntary liquidation for the purpose of a reconstruction or amalgamation of which prior notice has been given to the first party and in respect of which no notice of objection has been given by the first party within 14 days); or


          (v) a receiver, administrator or similar officer is appointed over any of such other party's assets;

          (vi) the Management Agreement is declared to be void and of no further effect or is otherwise terminated in accordance with its terms.



     (b)  If:


          (i) at any time prior to 31st December, 2005, any one or both of Solomon Owayda or Andrew Williams (each an "Adviser") ceases to provide the advisory services on behalf of the Investment Adviser and no suitable replacement for the Adviser is approved by the Manager (acting in good faith) within 19 weeks of the date the Adviser ceased to provide the advisory services on behalf of the Investment Adviser, then the Manager may terminate this Agreement by the giving of not less than six months written notice to the Investment Adviser; or


          (ii) at any time between 31st December, 2002 and 31st December, 2004 (the "Period") the Manager is, in good faith, dissatisfied with the performance of the Investment Adviser and has given notice of the causes of dissatisfaction to the Investment Adviser and such causes have not been remedied within 30 days of receipt of notice of such dissatisfaction, the Manager may terminate this Agreement by 12 months written notice (which must be given within the Period but may expire after the end of the Period) to the Investment Adviser; or



     (c) Subject to (d) below, if the Investment Adviser or any of its Affiliates shall, without the prior consent of the Manager, at any time until the earlier of (i) the fifth anniversary of this Agreement, and (ii) the date of termination of this agreement, provide any of the services detailed in clause 2(a) of this Agreement to any third party being a party which is, or has an Affiliate which is, an investment manager or investment adviser to an investment fund operating in the same geographical markets as Schroders plc or any of its Affiliates then the Manager may terminate this Agreement by the giving of not less than one months written notice to the Investment Adviser.


     (d) In the event that a Fund of Funds is formed following the date of this Agreement, having a similar investment focus and strategy as the Fund, that is managed or advised by Schroders plc, Schroder Investment Management Limited or any of their Affiliates and the Investment Adviser is not appointed investment adviser to the said Fund of Funds then the right of termination in (c) above shall cease to apply.



     (e) In this clause 7 "Fund of Funds" shall mean an investment fund where the principal investment objective of that investment fund is to invest in other investment funds.


8.   Limitation of Termination Rights


     (a) The right of the Manager to terminate the Agreement pursuant to clause 7(b)(i),(ii) or (iii) and 7(c) shall cease to have any effect on:


          (i) the Manager ceasing to be a wholly-owned subsidiary of Schroders plc without simultaneously being substituted for all relevant purposes by another wholly-owned subsidiary of Schroders plc;


          (ii) any person acquiring a right (whether subject to conditions or not) the exercise of which would cause the Manager to cease to be a wholly-owned subsidiary of Schroders plc without simultaneously being substituted for all relevant purposes by another wholly-owned subsidiary of Schroders plc;



          (iii) Schroder Investment Management Limited ("SIM") ceasing to be a subsidiary of Schroders plc or any person acquiring a right (whether subject to conditions or not) the exercise of which would cause SIM to cease to be a subsidiary of Schroders plc without simultaneously being substituted for all relevant purposes by another subsidiary of Schroders plc; and


          (iv) any person acquiring a controlling interest (as described in clause 8(b)) in Schroders plc.


     (b) For the purposes of clause 8(a)(iv) a person will acquire a controlling interest in Schroders plc if he and any Associated Person(s) directly or indirectly acquire an aggregate shareholding in Schroders plc which shareholding confers the right to cast 50 per cent or more of the total votes which may be cast at all general meetings of Schroder plc provided that:



          (i) an acquisition of shares by any person in the course of or in connection with a scheme of reorganisation or reconstruction at the end of which the ultimate shareholders of Schroders plc are substantially the same as prior thereto shall not constitute the acquisition of a controlling interest; and



          (ii) no person who is a member of the Excluded Group shall be treated as acquiring a controlling interest in Schroders plc by virtue of any acquiring of shares or any interest therein.



     (c) For this purpose "Associated Persons" includes any persons who in relation to each other are connected persons as defined in section 839 of the Income and Corporation Taxes Act 1988 or persons acting in concert within the meaning of the City Code on Takeovers and Mergers and "Excluded Group" means:-

          (i) Those persons who together with their Associated Persons currently have an aggregate shareholding in Schroders plc which shareholding confers a right to cast 30 per cent. or more of the votes which may be cast at all general meetings;



          (ii) The brothers, sisters, ancestors and lineal descendants (including step-brothers, step-sisters and step-children and adopted relatives) of those persons and their respective spouses;



          (iii) The trustees or beneficiaries of any settlement in relation to which any of the persons referred to in (i) and (ii) is a settlor or a beneficiary ("settlement" and "settlor" having the meanings assigned to them by section 660(G) of the Income and Corporation Tax Act 1988); and



          (iv) Any company or body corporate over which any of the persons referred to in (i) to (iii) has control (within the meaning of section 840 of the Income and Corporation Taxes Act 1988).



9.   Complaints


     Without prejudice to any rights of termination, all formal complaints should in the first instance be made in writing to the compliance officer of the Investment Adviser at the address stated in clause 10 (Notices) below. In addition the Manager has the right to complain direct to the Investment Ombudsman.

10.  Notices


     (a) A notice under this agreement shall only be effective if it is in writing. Faxes are permitted.


     (b) Notices under this agreement shall be sent to a party at its address or number and for the attention of the individual set out below:


             Party and title of      Address                  Facsimile no.
             Individual

             Manager                 Its registered office    00353 1 670 1184
                                     from time to time

             FAO: The Company Secretary

             Investment Adviser      Its registered office    0044 207 240 5346
                                     from time to time

             FAO: The Company Secretary

             Provided that a party may change its notice details on giving notice to the other party of the change in accordance with this clause. That notice shall only be effective on the date falling five clear Business Days after the notification has been received or such later date as may be specified in the notice.

     (c) Any notice given under this agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:



             (i)     if delivered personally, on delivery;


             (ii) if sent by first class inland post, two clear Business Days after the date of posting;


             (iii) if sent by airmail, six clear Business Days after the date of posting;


             (iv) if sent by facsimile on completion of transmission if confirmation of good receipt is obtained.


     (d) Any notice given under this agreement outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.



11.  Capacity

     The Investment Adviser shall perform its duties as Investment Adviser hereunder as an independent contractor. The Investment Adviser hereby agrees that it shall bear the sole and complete responsibility and liability for the employment, conduct and control of its employees, agents and contractors and for the injury of such persons or injury to others through the actions or omissions of such persons. Nothing contained herein shall constitute a partnership between, or joint venture by, the parties hereto. Neither party shall hold itself out contrary to the terms of this section, and neither party shall become liable for the representation, act or omission of the other contrary to the provisions hereof. In addition, the Investment Adviser agrees that it will not hold out the Company as an association or partners or joint venturers.


12.  Counterparts

     (a) This agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.


     (b) Each counterpart shall constitute an original of this agreement, but all the counterparts shall together constitute but one and the same instrument.



13.  Contracts (Rights of Third Parties) Act 1999

     The parties to this agreement do not intend that any term of this agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this agreement.

14.  Governing Law

     This Agreement, except as otherwise noted, shall be governed by, and construed in accordance with, the laws of England and Wales.


15.  ADR


     (a) If a dispute or difference arises out of this agreement, the parties will attempt to settle it first by negotiation between themselves and then by mediation in accordance with the Centre for Dispute Resolution (CEDR) Model Mediation Procedure (the "Model Procedure"). To initiate a mediation a party shall give notice in writing (an "ADR Notice") to the other party in accordance with the provisions of clause 10 (Notices), requesting a mediation in accordance with the Model Procedure. A copy of the ADR Notice should also be sent to CEDR.


     (b) If an ADR Notice is not given prior to the commencement of proceedings, the party commencing proceedings must serve an ADR Notice on the other party(ies) to the proceedings within 21 days.


16.  Jurisdiction

     The courts of England are to have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement. Any proceeding, suit or action arising out of or in connection with this agreement ("Proceedings") may therefore be brought in the English courts.


17.  Agent for Service


     (a) The Manager irrevocably appoints Schroder Investment Management Limited of 31 Gresham Street, London EC2V 7QA to be its agent for the receipt of Service Documents. It agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.


     (b) If the agent at any time ceases for any reason to act as such, the Manager shall appoint a replacement agent having an address for service in England or Wales and shall notify the Investment Adviser of the name and address of the replacement agent. Failing such appointment and notification, the Investment Adviser shall be entitled by notice to the Manager to appoint a replacement agent to act on behalf of the Manager. The provisions of this clause applying to service on an agent apply equally to service on a replacement agent.



      (c) A copy of any Service Document served on an agent shall be sent by post to the Manager. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.


      (d) "Service Document" means a claim form, application notice, order, judgment or other document relating to any Proceedings.


IN WITNESS WHEREOF the parties or their duly authorised representatives have duly executed this Agreement the day and year first above written.



SIGNED BY                          )
For and on behalf of               )          J QUIGLEY
SCHRODER INVESTMENT                )
MANAGEMENT (IRELAND)               )
LIMITED                            )



SIGNED BY                          )
For and on behalf of               )          A C WILLIAMS
SCHRODER VENTURES                  )
(LONDON) LIMITED                   )

Exhibit 4.17 Investment Advisory Agreement, dated June 12, 2002, between Schroder Ventures (London) Limited and Schroder Investment Management (Ireland) Limited


CONFORMED COPY


                               DATED 12 June 2002


                SCHRODER INVESTMENT MANAGEMENT (IRELAND) LIMITED

                                      And

                       SCHRODER VENTURES (LONDON) LIMITED




                     _____________________________________

                         INVESTMENT ADVISORY AGREEMENT
                     _____________________________________






                          #32682v6(v5)(v4)(v3)(v2)(v1)
                        (created from e-mail CD11370051)

THIS INVESTMENT ADVISORY AGREEMENT is made this 12th day of June 2002

BETWEEN

(1) SCHRODER INVESTMENT MANAGEMENT (IRELAND) LIMITED, whose registered office is at IFSC House, International Financial Services Centre, Dublin 1, Ireland (registered in Ireland with No. 270382) (the "Manager"); and

(2) SCHRODER VENTURES (LONDON) LIMITED, whose registered office is at 20 Southampton Street, London WC2E 7QH (registered in England and Wales with No. 3368611) (the "Investment Adviser").

WHEREAS

(A) The Manager was appointed the Manager to Schroder Cumulative Private Equity Funds plc an umbrella closed-ended investment company registered in Ireland with registered number 346388, having its registered office at IFSC House, IFSC, Dublin 1 (the "Company") pursuant to a Management Agreement between the Company and the Manager dated even date herewith (the "Management Agreement").

(B) The Manager wishes to engage the Investment Adviser and the Investment Adviser wished to accept the engagement to provide certain investment advice pursuant to the terms and conditions of this Agreement.

(C) The Investment Adviser is regulated by the Financial Services Authority ("FSA").

WHEREBY IT IS AGREED as follows:-


1.     Definitions


       (a)     In this Agreement:


       "Act" means Part XIII of the Irish Companies Act, 1990 as the same may be amended, supplemented or re-enacted from time to time and includes any regulations made thereunder by ministerial order and any conditions that may from time to time be imposed thereunder by the Central Bank of Ireland whether by notice or otherwise affecting the Company;

       "Affiliate                  in relation to a body corporate means any
                                   subsidiary of that body corporate, any
                                   holding company of that body corporate and all other subsidiaries and subsidiary undertakings of that holding company;

       "Business Day"              means a day (other than a Saturday or a
                                   Sunday) on which banks are open for business
                                   (other than solely for trading and settlement in euro) in London and Dublin;

       "Fund" means Schroders Cumulative Private Equity Fund, the first sub-fund of the Company;

       "Investment Objectives"     means the investment objectives and policies
                                   of the Fund as set out in the following:

                                   (i)     the prospectus of the Company in
                                           relation to the Fund at the date
                                           hereof together with any amendment
                                           or supplement at any time published
                                           by the Company; and

                                   (ii)    the investment guidelines determined
                                           by the board of directors of
                                           the Company from time to time and
                                           communicated in writing to the
                                           Investment Adviser.

       "Financial Services         means the person appointed by the FSA
       Ombudsman"                  to investigate complaints referred to him
                                   directly or via FSA;

       "Proceedings"               has the meaning given in clause 16
                                   (Jurisdiction);

       "Service Documents"         has the meaning given in clause 17 (Agent for
                                   Service);

       "Working Hours"             means 9.30 a.m. to 5.30 p.m. on a Business
                                   Day.


       (b) Capitalised terms not otherwise defined herein shall have the meaning ascribed to them in the Management Agreement; and



       (c) The expressions "holding company", "subsidiary" and "subsidiary undertaking" shall have the meaning given to them in the Companies Act 1985 (as amended from time to time).

2.   Appointment; Management and Administration

     (a) The Manager hereby appoints the Investment Adviser with effect from the date hereof, and the Investment Adviser hereby accepts its appointment, as investment adviser to the Manager to research and identify investment opportunities for the Company in relation to the Fund (including opportunities in unregulated collective investment schemes) consistent with the Investment Objectives and advise and render guidance to the Manager whenever called upon to do so concerning the acquisition and disposal of investments and dealings with the Company's portfolio of assets attributable to the Fund. Without limiting the generality of the foregoing, the Investment Adviser shall:



          (i) research and evaluate investments which appear to the Investment Adviser to be appropriate for the Company, and advise on such particular factors relating thereto as the Investment Adviser Considers appropriate for consideration by the Manager;


         (ii) recommend from time to time to the Manager the purchase, acquisition or sale of particular investments and the timing of, and terms upon which, such purchase, acquisition or sale should be effected;



         (iii) monitor and analyse the progress of all investments held by the Company and provide written reports on a semi-annual basis (or more frequently if the Manager shall so reasonably requires);



         (iv) advise the Manager concerning all actions which it appears to the Investment Adviser the Manager should take in order to carry into effect the Investment Objectives;



         (v) prepare material for inclusion in the reports to be sent to the investors in the Fund whenever the Manager may reasonably require such material;


         (vi) advise the Manager in relation to the exercise of all rights conferred by the Company's investments;


        (vii) negotiate suitable terms for the acquisition and disposal of investments;


        (viii) advise the Manager upon the availability and determine the source of funds to be utilised by the Company;


         (ix) advise the Manager in relation to the negotiating of such borrowings as are permitted by the Company's articles of association and the Act; and

          (x) assist in the reconciliation of records relating to the investments maintained by the Company, its custodian and the Manager, their respective delegates and any bankers appointed to the Company.


     (b) In carrying out its duties under this Agreement, the Investment Adviser shall take into account:


          (i) the Investment Objectives, as revised from time to time by amendments communicated in writing to the Investment Adviser; and



          (ii) any other matter that prudent advisers of an investment portfolio should reasonably take into consideration in the proper discharge of their duties.



     (c) The provisions of this Agreement shall not confer any power or authority on the Investment Adviser to enter into any transaction or in any way to bind the Manager or to hold or effect dealings in the Company's assets, and in performing its obligations under this Agreement the Investment Adviser shall act in an advisory capacity only, and shall not have the power to exercise any of the executive functions of the Manager.

     (d) The Investment Adviser is regulated in the United Kingdom by the FSA. The provisions set out in Schedule 1 to this Agreement shall be incorporated within this Agreement. The Investment Adviser may from time to time amend this Agreement by notice in writing to the Manager if it reasonably considers it necessary or desirable to do so to comply with any rule, guidance or policy from time to time issued by the FSA which is binding on the Investment Adviser, provided that any such amendments are notified in advance to the Central Bank of Ireland.



3.   Fees and Expenses

     In consideration of the services rendered by the Investment Adviser hereunder, the Manager (and not the Company) shall pay to the Investment Adviser fees, costs and expenses, in an amount and manner as are separately agreed upon by such parties in a separate instrument.



4.   Exculpation and Indemnification

     (a) An Advising Party (as defined in clause 4(c) below) shall not be liable, responsible or accountable in damages or otherwise to the Manager or to any other person for any Loss incurred or suffered by reason of any action by the Advising Party, if such action was taken in Good Faith, unless the Advising Party was Culpable with respect to such action (as such terms are defined in clause 4(c) below).



     (b) The Manager agrees to indemnify and keep indemnified the Advising Parties in respect of any loss, cost (including any cost of enforcement), liability (including any tax liability excluding taxes on income arising under this agreement), claim or damage which any Advising Party incurs or suffers arising out of or in connection with the proper performance by the Advising Party of its obligations under this agreement, unless the Advising
             Party is Culpable.

     (c)     For purposes of this Agreement:


             (i) An "Advising Party" shall mean the Investment Adviser, its subsidiaries or any employee, officer, director or shareholder of the Investment Adviser or its subsidiaries.


             (ii) An action is taken in "Good Faith" by an Advising Party if such action was taken:


                     (A)     in good faith;



                     (B) on behalf of and in furtherance of (or not opposed to) the interests of the Company (or the Advising Party reasonably believed such action to be on behalf of and in furtherance of (or not opposed to) the interests of the Company); and



                     (C) in a manner reasonably believed by the Advising Party to be within the scope of the rights, powers, authorities or discretions conferred on it (directly or indirectly) by or pursuant to this Agreement, by the written consent of the Manager or by law.



             (iii) A person shall be deemed "Culpable" if such person is finally determined (following all appeals) by a court of competent jurisdiction to be liable (or such person has admitted liability) for negligence, wilful misconduct, fraud or material breach of this Agreement with respect to taking an act.


             (iv) "Loss" shall mean and include any and all loss, damage, cost, expense or liability.



             (v) Reference in this clause 4 to an act or action taken by an Advising Party shall be deemed to include an omission or an action omitted by such Advising Party.



     (d) Any amounts payable by the Manager pursuant to clause 14(b) shall be limited to amounts received by the Manager under the Management Agreement and such further amounts that would have been payable to the Manager under the Management Agreement but for the fact the Manager was Culpable.


5.   Interests of the Investment Adviser

     (a) The Investment Adviser shall devote such time as shall be necessary to perform its obligations under this Agreement in an appropriate manner.



     (b) Subject to the foregoing, each Advising Party may engage in or possess any interest in other business ventures of any kind, nature or description, independently or with others, whether such ventures are similar in nature or form to the Company or otherwise, provided that the Investment Adviser shall consult with the Manager prior to engaging in any otherwise permissible activity which the Investment Adviser reasonably believes may be competitive with the Company.


     (c) The Investment Adviser shall deal with any conflicts of interest which arise in relation to the services it provides for the Company in accordance with the provision of the Company's prospectus (as may be issued from time to time) and the requirements of the Central Bank of Ireland.


6.   Non-Exclusivity

     Except to the extent provided otherwise in this Agreement or in the Management Agreement, this Agreement shall not prevent any Advising Party from acting in any capacity whatsoever for any Person on such terms as such Advising Party may arrange. The Investment Adviser shall have no duty to disclose to the Manager, or use for the Manager's benefit, any fact or thing if to do so would be contrary to any legal or regulatory obligation or if such disclosure would contravene any of the Investment Adviser's obligations under any other agreement.


7.   Termination



     (a) Subject to clause 7(c) below, this agreement shall continue in force but may be terminated at any time forthwith by written notice to that effect, to the Manager, in the case of termination by the Investment Adviser, or to the Investment Adviser, in the case of termination by the Manager if:


             (i) the performance thereof shall become illegal under the laws of England or Ireland; or


             (ii) the other party shall commit any material breach of its obligations under this agreement and shall fail to make good such breach, if capable of remedy, within 30 days after the giving of written notice by the first party requiring it to do so; or


             (iii) the other party shall be grossly negligent with respect to its duties hereunder;



             (iv) the other party shall go into liquidation (except a voluntary liquidation for the purpose of a reconstruction or amalgamation of which prior notice has been given to the first party and in respect of which no notice of objection has been given by the first party within 14 days); or

             (v) a receiver, administrator or similar officer is appointed over any of such other party's assets;



             (vi) the Management Agreement is declared to be void and of no further effect or is otherwise terminated in accordance with its terms.



     (b)     If:



             (i) at any time prior to 31st December, 2005, any one or both of Solomon Owayda or Andrew Williams (each an "Adviser") ceases to provide the advisory services on behalf of the Investment Adviser and no suitable replacement for the Adviser is approved by the Manager (acting in good faith) within 19 weeks of the date the Adviser ceased to provide the advisory services on behalf of the Investment Adviser, then the Manager may terminate this Agreement by the giving of not less than six months written notice to the Investment Adviser; or


             (ii) at any time between 31st December, 2002 and 31st December, 2004 (the "Period") the Manager is, in good faith, dissatisfied with the performance of the Investment Adviser and has given notice of the causes of dissatisfaction to the Investment Adviser and such causes have not been remedied within 30 days of receipt of notice of such dissatisfaction, the Manager may terminate this Agreement by 12 months written notice (which must be given within the Period but may expire after the end of the Period) to the Investment Adviser; or



     (c) Subject to (d) below, if the Investment Adviser or any of its Affiliates shall, without the prior consent of the Manager, at any time until the earlier of (i) the fifth anniversary of this Agreement, and (ii) the date of termination of this agreement, provide any of the services detailed in clause 2(a) of this Agreement to any third party being a party which is, or has an Affiliate which is, an investment manager or investment adviser to an investment fund operating in the same geographical markets as Schroders plc or any of its Affiliates then the Manager may terminate this Agreement by the giving of not less than one months written notice to the Investment Adviser.

     (d) In the event that a Fund of Funds is formed following the date of this Agreement, having a similar investment focus and strategy as the Fund, that is managed or advised by Schroders plc, Schroder Investment Management Limited or any of their Affiliates and the Investment Adviser is not appointed investment adviser to the said Fund of Funds then the right of termination in (c) above shall cease to apply.



      e) In this clause 7 "Fund of Funds" shall mean an investment fund where the principal investment objective of that investment fund is to invest in other investment funds.




8.   Limitation of Termination Rights


     (a) The right of the Manager to terminate the Agreement pursuant to clause 7(b)(i),(ii) or (iii) and 7(c) shall cease to have any effect on:



             (i) the Manager ceasing to be a wholly-owned subsidiary of Schroders plc without simultaneously being substituted for all relevant purposes by another wholly-owned subsidiary of Schroders plc;



             (ii) any person acquiring a right (whether subject to conditions or not) the exercise of which would cause the Manager to cease to be a wholly-owned subsidiary of Schroders plc without simultaneously being substituted for all relevant purposes by another wholly-owned subsidiary of Schroders plc;



             (iii) Schroder Investment Management Limited ("SIM") ceasing to be a subsidiary of Schroders plc or any person acquiring a right (whether subject to conditions or not) the exercise of which would cause SIM to cease to be a subsidiary of Schroders plc without simultaneously being substituted for all relevant purposes by another subsidiary of Schroders plc; and



            (iv) any person acquiring a controlling interest (as described in clause 8(b)) in Schroders plc.



     (b) For the purposes of clause 8(a)(iv) a person will acquire a controlling interest in Schroders plc if he and any Associated Person(s) directly or indirectly acquire an aggregate shareholding in Schroders plc which shareholding confers the right to cast 50 per cent or more of the total votes which may be cast at all general meetings of Schroder plc provided that:


             (i) an acquisition of shares by any person in the course of or in connection with a scheme of reorganisation or reconstruction at the end of which the ultimate shareholders of Schroders plc are substantially the same as prior thereto shall not constitute the acquisition of a controlling interest; and



             (ii) no person who is a member of the Excluded Group shall be treated as acquiring a controlling interest in Schroders plc by virtue of any acquiring of shares or any interest therein.



     (c) For this purpose "Associated Persons" includes any persons who in relation to each other are connected persons as defined in section 839 of the Income and Corporation Taxes Act 1988 or persons acting in concert within the meaning of the City Code on Takeovers and Mergers and "Excluded Group" means:-



             (i) Those persons who together with their Associated Persons currently have an aggregate shareholding in Schroders plc which shareholding confers a right to cast 30 per cent. or more of the votes which may be cast at all general meetings;



             (ii) The brothers, sisters, ancestors and lineal descendants (including step-brothers, step-sisters and step-children and adopted relatives) of those persons and their respective spouses;



             (iii) The trustees or beneficiaries of any settlement in relation to which any of the persons referred to in (i) and (ii) is a settlor or a beneficiary ("settlement" and "settlor" having the meanings assigned to them by section 660(G) of the Income and Corporation Tax Act 1988); and



             (iv) Any company or body corporate over which any of the persons referred to in (i) to (iii) has control (within the meaning of section 840 of the Income and Corporation Taxes Act
                     1988).



9.   Complaints


     Without prejudice to any rights of termination, all formal complaints should in the first instance be made in writing to the compliance officer of the Investment Adviser at the address stated in clause 10 (Notices) below. In addition the Manager has the right to complain direct to the Investment Ombudsman.


10.   Notices



     (a) A notice under this agreement shall only be effective if it is in writing. Faxes are permitted.



     (b) Notices under this agreement shall be sent to a party at its address or number and for the attention of the individual set out below:

             Party and title of     Address                 Facsimile no.
             Individual

             Manager                Its registered office   00353 1 670 1184
                                    from time to time

             FAO: The Company Secretary

             Investment Adviser     Its registered office   0044 207 240 5346
                                    from time to time

             FAO: The Company Secretary

             Provided that a party may change its notice details on giving notice to the other party of the change in accordance with this clause. That notice shall only be effective on the date falling five clear Business Days after the notification has been received or such later date as may be specified in the notice.

     (c) Any notice given under this agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:



             (i)     if delivered personally, on delivery;



             (ii) if sent by first class inland post, two clear Business Days after the date of posting;



             (iii) if sent by airmail, six clear Business Days after the date of posting;



             (iv) if sent by facsimile on completion of transmission if confirmation of good receipt is obtained.



     (d) Any notice given under this agreement outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.



11.  Capacity

     The Investment Adviser shall perform its duties as Investment Adviser hereunder as an independent contractor. The Investment Adviser
     hereby agrees  that  it  shall  bear  the  sole  and   complete
     responsibility  and  liability  for the  employment,  conduct and control of its employees, agents and contractors and for the injury of such persons or injury to others through the actions or
     omissions  of  such  persons.   Nothing  contained  herein  shall
     constitute a partnership between, or joint venture by, the parties hereto. Neither party shall hold itself out contrary to the terms of this section, and neither party shall become liable for the representation, act or omission of the other contrary to the provisions hereof. In addition, the Investment Adviser agrees that it will not hold out the Company as an association or partners or joint venturers.

12.  Counterparts

     (a) This agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.



     (b) Each counterpart shall constitute an original of this agreement, but all the counterparts shall together constitute but one and the same instrument.



13.  Contracts (Rights of Third Parties) Act 1999


     The parties to this agreement do not intend that any term of this agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this agreement.



14.  Governing Law


     This Agreement, except as otherwise noted, shall be governed by, and construed in accordance with, the laws of England and Wales.


15.  ADR



     (a) If a dispute or difference arises out of this agreement, the parties will attempt to settle it first by negotiation between themselves and then by mediation in accordance with the Centre for Dispute Resolution (CEDR) Model Mediation Procedure (the "Model Procedure"). To initiate a mediation a party shall give notice in writing (an "ADR Notice") to the other party in accordance with the provisions of clause 10 (Notices), requesting a mediation in accordance with the Model Procedure. A copy of the ADR Notice should also be sent to CEDR.



     (b) If an ADR Notice is not given prior to the commencement of proceedings, the party commencing proceedings must serve an ADR Notice on the other party(ies) to the proceedings within 21 days.



16.  Jurisdiction


     The courts of England are to have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement. Any proceeding, suit or action arising out of or in connection with this agreement ("Proceedings") may therefore be brought in the English courts.


17.  Agent for Service



     (a) The Manager irrevocably appoints Schroder Investment Management Limited of 31 Gresham Street, London EC2V 7QA to be its agent for the receipt of Service Documents. It agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules.

     (b) If the agent at any time ceases for any reason to act as such, the Manager shall appoint a replacement agent having an address for service in England or Wales and shall notify the Investment Adviser of the name and address of the replacement agent. Failing such appointment and notification, the Investment Adviser shall be entitled by notice to the Manager to appoint a replacement agent to act on behalf of the Manager. The provisions of this clause applying to service on an agent apply equally to service on a replacement agent.



     (c) A copy of any Service Document served on an agent shall be sent by post to the Manager. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.



     (d) "Service Document" means a claim form, application notice, order, judgment or other document relating to any Proceedings.

                                   SCHEDULE 1

1.     In this Schedule:

       (a) the following words and expressions have the following meanings:

       FSA          the Financial Services Authority of the United Kingdom;

       FSA Rules    the Conduct of Business Sourcebook forming part of the
                    Handbook of Rules and Guidance of the FSA as from time to time in force (as varied by any waiver, dispensation or guidance granted by the FSA and applicable to the Investment Adviser);

Investment Policy   the Investment Objectives, a copy of which are attached
                    as Schedule 2



2. Nothing in Section 4 of this Agreement shall exclude or restrict any duty or liability the Investment Adviser has to the Manager under the Financial Services and Markets Act 2000 of the United Kingdom and the regulatory system established thereunder, including the FSA Rules.

3. The Investment Adviser is not required to provide the Manager with contract notes or confirmations or periodic statements or any other reports apart from such reports as may from time to time be required by the Manager under clause 2(a)(v) for this Agreement.

4. Instructions and advice shall be given to and acknowledged by the Manager and the Investment Adviser orally or in writing and in each case by any means of communication chosen by the Manager and the Investment Adviser as the case may be.

5. Except as set out in the Investment Objectives there are no restrictions on the amount or value of any one investment or on the proportion of the assets which may be constituted by any one investment or on the types of investment in which the Manager may invest or on the markets (if any) on which transactions may take place. In particular but without prejudice to the generality of the foregoing and subject to the Investment Policy and compliance with clause 6 of this Schedule:

       (a) the Investment Adviser may exercise or refrain from exercising any voting or similar rights which may exist in respect of investments at its discretion;

       (b) investments may be made in or through unregulated collective investment schemes even if such schemes are operated or advised by the Investment Adviser or any of its associates;

       (c) transactions may have as a counterparty or co-investor the Investment Adviser or any of its associates or another client of any of them.

6. The Investment Adviser shall not be required to provide any safeguarding, administration or custodial services. Investments shall be registered in the name of the Fund's custodian and certificates and other documents of title shall be sent directly to the Fund's custodian. The Manager shall ensure that the Investment Adviser is given such bank mandates, powers of attorney and authorities to give directions to the holders of investments as it may from time to time to require for the performance of its duties under this Agreement.

7. If the Manager has any complaint about the performance of the Investment Adviser under this Agreement that complaint should be directed in the first instance to the compliance officer of the Investment Adviser. As an Intermediate Customer the Manager will not normally be entitled to complain to the Financial Ombudsman Service.

8. An explanation of the compensation arrangements under the Financial Services Compensation Scheme and the extent, if any, to which they may be available if the Investment Adviser is unable to meet any of its liabilities is available on request.

IN WITNESS WHEREOF the parties or their duly authorised representatives have duly executed this Agreement the day and year first above written.



SIGNED BY                          )
For and on behalf of               )
SCHRODER INVESTMENT                )          V HOLMES
MANAGEMENT (IRELAND)               )
LIMITED                            )



SIGNED BY                          )
For and on behalf of               )
SCHRODER VENTURES                  )          R C MORRIS
(LONDON) LIMITED                   )

Exhibit 10.1     The Company's 2002 Report and Accounts





                            Schroder Ventures International Investment Trust plc

                                                      Report and Accounts 2002


Investment Objective

SVIIT's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds managed or advised by Schroder Ventures or Permira.

To complement this investment objective and address the growing recognition of private equity in investment portfolios, SVIIT is committed to designing and advising third party products for investment in private equity.



www.svitt.co.uk
                                                        Report and Accounts 2002



Contents


                                                                         Page

  Directors and Advisers                                                    2
  Financial Highlights and Historical Record                                3
  Chairman and CEO's Statement                                              4
  Portfolio Review                                                          6
  Twenty Largest Underlying Companies                                      12
  List of Investments                                                      17
  Report of the Directors                                                  21
  Statement of Directors' Responsibilities                                 23
  Corporate Governance                                                     24
  Remuneration Report                                                      27
  Independent Auditors' Report                                             29
  Consolidated Statement of Total Return                                   30
  Company Statement of Total Return                                        31
  Balance Sheets                                                           32
  Consolidated Cash Flow Statement                                         33
  Notes to the Accounts                                                    34
  Consolidated Statement of Total Return (translated into euros -          52
  unaudited)
  Balance Sheets (translated into euros - unaudited)                       53
  Consolidated Cash Flow Statement (translated into euros -                54
  unaudited)
  Company Summary                                                          55
  Information for Shareholders                                             57
  Notice and Agenda                                                        58
  Glossary                                                                 60

Directors and Advisers

DIRECTORS

John McLachlan (Chairman) (aged 60) was appointed as a Director of the Company on 12 February 1996. He retired as Group Investment Director of United Assurance Group plc in August 1999. He is a non-executive Director of Invesco Income Growth Trust plc and of a number of other companies.

Nicholas Ferguson (Chief Executive) (aged 53) was appointed as a Director of the Company on 12 February 1996. He is Chairman of Schroders Ventures (London) Limited and was formerly Chairman of Schroder Ventures and instrumental in its development since 1984. He is a non-executive Director of Schroders plc.

John Govett (aged 58) was appointed as a Director of the Company on 12 February 1996 and is a non-executive Director of Derby Trust plc, Schroder Emerging Countries Fund plc, Peel Hotels plc and Rio Tinto Pension Investments Limited.

Anthony Habgood (aged 55) was appointed as a Director of the Company on 12 February 1996 and is Chairman of Bunzl plc.

Edgar Koning (aged 50) was appointed as a Director of the Company on 12 February 1996 and is Executive Vice-President with AEGON Nederland N.V. He joined AEGON in 1981 and has held various senior management positions in the Group.

Denis Raeburn (aged 58) was appointed as a Director of the Company on 25 June 2001 and was Managing Director of the asset management company Global Asset Management (GAM) between 1986 and 1991.

Andrew Sykes (aged 45) was appointed as a Director of the Company on 3 May 2002. He is a Director of Schroders plc and Chairman of Schroder &Co. Limited, with responsibility for Schroders plc's Private Equity, Property and Structured Products businesses.

Andrew Williams (aged 50) was appointed as a Director of the Company on 3 May 2002. He is Chief Executive of Schroder Ventures (London)Limited and Managing Principal of Schroder Ventures North America Inc.

Full details of the Committees of the Board can be found on pages 24 and 25.

Nicholas Ferguson and Andrew Williams are the only executive Directors of the Company.


HEAD OFFICE
Burleigh House
357 Strand
London WC2R 0HS
Telephone 020 7010 8900

Secretary and Registered Office
Schroder Investment Management Limited
31 Gresham Street
London EC2V 7QA
Telephone 020 7658 6000

ADVISERS

Auditors
Ernst & Young LLP
Rolls House
7 Rolls Buildings
Fetter Lane
London EC4A 1NH

Bankers
The Royal Bank of Scotland plc
Corporate Banking Office
5-10 Great Tower Street
London EC3P 3HX

Registrars
Lloyds TSB Registrars Scotland
PO Box 28448
Finance House
Orchard Brae
Edinburgh EH4 1WQ
Telephone 0870 601 5366

Solicitors
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Stockbrokers
UBS Warburg
1 Finsbury Avenue
London EC2M 2PP

Financial Highlights and Historical Record


                               5 YEAR PERFORMANCE

                      SVIIT Share   SVIIT NAV         FTSE ALL      FTSE WORLD
                           price                  SHARE INDEX       INDEX (GBP)

  June 1997                100.0        100.0           100.0           100.0
  October 1997              99.2        100.0           102.9           101.9
  February 1997             94.4        105.2           118.8           107.9
  June 1998                106.7        108.0           128.0           115.9
  October 1998              87.4        116.3           104.5            96.4
  February 1999            101.1        151.1           126.1           127.4
  June 1999                163.5        145.2           133.1           132.0
  October 1999             161.0        174.1           128.6           132.8
  February 2000            191.6        188.4           136.9           149.6
  June 2000                218.3        216.8           140.8           162.7
  October 2000             289.6        232.1           138.9           162.0
  February 2001            268.8        233.9           138.2           154.7
  June 2001                230.1        227.9           129.4           145.3
  October 2001             171.6        211.9           105.1           113.4
  February 2002            191.3        209.8           151.1           125.8
  June 2002                206.5        214.1           113.6           120.1

SOURCE: DATASTREAM



FINANCIAL HIGHLIGHTS TO 30 JUNE 2002


                                     30 June 2002    30 June 2001    Change %

  Total assets (GBP'000)                  462,613         417,260       10.8%
  Shareholders' funds (GBP'000)           423,087         416,872        1.5%
  Market capitalisation (GBP'000)         362,532         401,904      (9.8)%
  Net asset value per share -              413.7p          407.6p        1.5%
  undiluted
  Share price                              354.5p          393.0p      (9.8)%
  Share price discount                    (14.0)%          (3.6)%
  Dividends per share                         Nil           1.80p
  Total expense ratio                        0.1%            0.1%




HISTORICAL RECORD TO 30 JUNE


                  Total   Shareholders'    Undiluted   Price of   Share price
                assets            funds    net asset   ordinary     premium/
               GBP'000          GBP'000    value per     shares    (discount)
                                               share      pence             %
                                               pence

  2002         462,613          423,087        413.7      354.5        (14.0)
  2001         417,260          416,872        407.6      393.0         (3.6)
  2000         461,615          461,125        450.9      461.5           2.4
  1999         333,630          322,485        325.9      262.5        (19.5)
  1998         230,822          219,730        215.1      182.0        (15.4)
  1997         207,655          182,548        189.2      174.5         (7.8)
  1996         240,733          186,493        193.3      200.0           3.5
  (launched 23 May 1996)




HISTORICAL RECORD TO 30 JUNE

                   Actual      Potential    Earnings    Dividends     Cost of
                   gearing        gearing      pence        pence      running
                    ratio          ratio                                trust
                                                                      GBP'000

  2002               1.00           1.09      (1.52)          Nil         865
  2001               0.92           1.00        2.60         1.80         910
  2000               0.70           1.00        4.68         3.80       1,052
  1999               0.67           1.03        2.35         1.50         878
  1998               0.73           1.05        2.06         1.30         664
  1997               0.76           1.13        1.58         1.92         728
  1996               0.71           1.29         N/A          N/A         N/A
  (launched 23 May 1996)



  Notes:
  1. Total assets:                Total assets less current liabilities.
  2. Actual gearing ratio:        Total assets (less cash and fixed interest
                                  investments) divided by shareholders'
                                  funds.
  3. Potential gearing ratio:     Total assets divided by shareholders'
                                  funds.
  4. Cost of running trust:       Company only. Operating costs excluding
                                  interest payable and similar charges. For
                                  the year ended 30 June 2002, costs of
                                  GBP62,000 (2001: GBP1,160,000) relating to the
                                  enlargement of the Company's operations and
                                  EDR listing have been excluded.
  5. Total expense ratio:         Company only. Operating costs excluding
                                  interest payable (excludes enlargement and
                                  EDR listing costs and is net of tax relief
                                  on the remaining operating costs) expressed
                                  as a percentage of average shareholders'
                                  funds.
  6. Capital changes:             2000: 'B' bonds fully converted into
                                  3,299,380 ordinary shares.
                                  1999: Buy-back of 3,204,171 shares for
                                  cancellation.
                                  1998: 'A' bonds fully converted into
                                  5,683,236 ordinary shares.

Chairman and CEO's Statement

PORTFOLIO ACTIVITY

With global markets falling in excess of 20% and the economic and business environment weakening, the twelve months to 30 June 2002 has been one of the most difficult periods for investment markets in the last twenty years.

Against this uncertain market backdrop, SVIIT's performance over the year has been robust. SVIIT has a strong underlying portfolio of companies, with good cash generation, tight cost controls and well-structured balance sheets and as a result the overall valuation of the portfolio has remained relatively stable. In addition, SVIIT has benefited from positive foreign exchange movements, especially in the latter half of the year, which have contributed GBP6.7 million to net assets since June 2001 (GBP11.1 million since December
2001). As a result, net assets have increased by 1.5% over the year to GBP423.1 million - 413.7p per share (June 2001: GBP416.9 million - 407.6p per share).

Performance has been particularly strong in Japan and Europe, with the partial realisation of the Japanese property management company, Xymax and the write-up and subsequent recapitalisation of Homebase.
Homebase continues to perform well and has been written up again to GBP36.8 million.

SCHRODER VENTURES (LONDON) LIMITED AND SCHRODER VENTURES NORTH AMERICA INC. The new business initiated before the beginning of the year when Schroder Ventures (London) Limited ("SVLL") and Schroder Ventures North America Inc. ("SVNA") were purchased by SVIIT has met its key milestones. In very difficult market conditions, a first private equity fund of funds of e242 million was raised as a joint venture with Schroders plc and other business contracts have been successfully executed.

The next twelve months will see a number of new business initiatives progressed. Later this year, together with Schroders plc, we will be launching a second private equity fund of funds which, like its predecessor, will be targeted at institutional and high net worth investors and again will offer a broad exposure to top performing private equity groups globally. We expect to launch other new products during the course of the next year.

We have for some time been reviewing the interface between the public and private equity markets. We see considerable opportunities for profitable investment in this area and have recruited two seasoned equity investors to join the team and develop a value investing facility in small/mid-cap companies, using private equity techniques. Over the next 18-24 months SVIIT will invest up to GBP15 million (approximately 3.5% of our net assets) in special situations where private equity techniques can be applied. If this initiative is successful we intend raising third-party funds in due course.

BOARD
Having been a Director of SVIIT since its listing on the London Stock Exchange in May 1996 and wishing to reduce his commitments, Peter Sedgwick retired from the Board in May. The Directors are very grateful to Peter for his invaluable contribution during the first six successful years of SVIIT's existence.

Also in May, Andrew Sykes and Andrew Williams joined the Board.

Andrew Sykes is a Director of Schroders plc and Chairman of Schroder & Co. and has responsibility for Schroders' Private Equity, Property and Structured Products businesses. In addition, he is a member of the Group Management Committee and is on the Investment Committee of the Schroder Private Equity Fund of Funds.

Andrew Williams, who joined Schroder Ventures in 1995, is Chief Executive of SVLL and Managing Principal of SVNA. He is responsible for the day to day activities of SVLL and SVNA and is also a member of the Investment Committee for the Schroder Private Equity Fund of Funds.

CONVERTIBLE BOND

In order to provide SVIIT with greater flexibility to commit to new private equity funds, in November 2001 we issued GBP40 million subordinated convertible bonds, which are convertible into fully paid ordinary shares and were listed on the London Stock Exchange in July. The conversion price for these bonds will be 399p (see note 27 on page 48). Based on this conversion price and taking into the account the effect of the outstanding options over ordinary shares, the fully diluted net asset value per share would be 411.4p (see note 27 on page 48).

CHANGE OF YEAR-END

In order to improve administrative efficiency, particularly in relationship to the timing of budget preparation, your Board intends to change SVIIT's year-end from 30 June to 31 December. Therefore, a further audited report and accounts will be produced for the six-month period to 31 December 2002, followed by an AGM in May 2003. The next full financial year will be the year ending 31 December 2003.

OUTLOOK

Continuing market declines and the weakening economic climate indicate that the outlook for private equity will remain challenging, at least in the short term. However, SVIIT has a well-structured portfolio and a strong team, based in London and Boston, who continue to pursue new business initiatives. Importantly, the long term performance of private equity continues to lead investors to increase their allocation to this area, and your Company remains well positioned to take advantage of this.

The long-term performance of SVIIT continues to be very solid; over the last five years the compound growth of the net asset value per share has been 16.9% per annum, out-performing key quoted competitors and relative stock market indices.

ANNUAL GENERAL MEETING

The Annual General Meeting will be held at 12.00pm on 26 November 2002 at 31 Gresham Street, London, EC2V 7QA and will, as in previous years, include a presentation on the activities of the Company.

RECENT EVENTS

Since the year-end, public markets have fallen further and whilst markets rebounded to some extent at the beginning of August, both the public markets and economic environment remain unsettled. The declines in public markets will have had some impact on the value of the key comparable quoted companies used to value the portfolio, however, since the year-end we have had no reports of any significant changes in the earnings of the underlying companies.


John McLachlan
Chairman


Nick Ferguson
Chief Executive

Chairman and CEO's Statement continued

Portfolio Review

OVERVIEW

In the year to 30 June 2002, SVIIT's net assets increased by 1.5% to GBP423.1 million, equivalent to 413.7p per share (June 2001: GBP416.9 million - 407.6p per share).

The increase is principally a product of two factors. Firstly, at the underlying portfolio company level, cash generation leading to reduced debt levels, as well as profit performance, has meant that the overall valuation of the portfolio has remained stable. Secondly, SVIIT has benefited from positive foreign exchange movements, especially in relation to the Euro, which have contributed GBP6.7 million to net assets during the year to 30 June 2002 (GBP11.1 million since December 2001).

Whilst the overall valuation of the portfolio has remained relatively unchanged, there have been two principal changes in specific underlying company valuations. Austriamicrosystems, which was written-down at December 2001, has been written-down further due to a combination of lower comparable EBIT multiples and continuing poor sales visibility in its key markets. In addition, Homebase, which was written-up at December 2001 and subsequently underwent a recapitalisation in April 2002 that returned the majority of the cost of the investment to investors, has been written-up again to GBP36.8 million. The remaining attributable cost is GBP6 million.

As indicated in December 2001, the level of completed transactions has declined compared to the same period last year, with 15 new and 44 follow-on investments made during the year and total calls paid of GBP77.5 million (June 2001: GBP155.4 million). With public markets remaining fragile and the economic outlook uncertain, many companies are finding themselves under increasing pressure to sell non-core assets and we expect the level of new investments to pick up in the next 12-18 months.

In addition to reduced investment activity, an uncertain economic outlook, public market volatility and reduced M&A activity have also resulted in a difficult environment for realisations. SVIIT received a total of GBP49.0 million of distributions during the year (June 2001: GBP51.9 million), dominated by the recapitalisation of Homebase, which returned GBP14 million of SVIIT's original cost of the investment (GBP20.0 million) and the partial realisation of Xymax, for which SVIIT received GBP9.5 million at a 34.3% premium to its June 2001 value.

As a function of a maturing portfolio and the reduced level of new investments, only 17% of the portfolio is valued on a cost basis (June 2001:
58%). The proportion of the portfolio valued on an earnings basis has risen markedly to 60%, compared to 22% in June 2001. Again, this is simply a reflection of the overall maturity of the portfolio with a number of the larger companies, such as Memec and Homebase, revalued from cost.

The portfolio continues to be weighted to Multinational and Continental European companies (37% and 21% respectively) with the remainder of the portfolio broadly split between companies based in North America, Asia and the UK.

The composition of the Twenty Largest Underlying Companies, which represent 76% of the portfolio (June 2001: 74%), remains similar to June 2001, with only three new entrants: Cognis, which was acquired in November 2001; TFL, which was acquired in March 2001; and Euro Dental, which was originally acquired in January 2000. As a result of these new entrants, Twinwood, Thoughtworks and Matra Plast no longer form part of the Twenty Largest Underlying Companies.

FUND TRANSACTIONS

The number of portfolio companies held by the 23 Schroder Ventures and Permira funds in which SVIIT has invested remained constant at 151.

As noted above and indicated in December 2001, the level of completed transactions during the year has decreased, with 15 new investments made during the year (June 2001: 25). The decrease in the level of new investments continued to be influenced by unrealistic pricing expectations by vendors, coupled with difficulties in valuing target companies due to lack of corporate earnings visibility in the face of a challenging economic climate. It is expected that the level of new investments will pick up over the next 12-18 months as companies come under increasing pressure to raise capital from sources other than the public capital markets.

The largest single acquisition since June 2001 is Cognis, the speciality chemicals group, which was acquired from Henkel in November 2001 and represents 8.18% of net assets.

VALUATION CHANGES

There have been a number of revaluations since June 2001, with eight of the Twenty Largest Underlying Companies and 40.8% of net assets moving from a cost valuation to an EBIT or P/E valuation. The two most significant revaluations are those of Memec and Homebase.

Memec, which has been valued on an EBIT basis and represents 14.10% of net assets, is a global semiconductor distribution company. The semiconductor industry has been adversely affected by a drop in end-user demand in many of its key markets and the downturn has obviously affected Memec, whose revenues and profits are lower than in previous periods. Tight cost controls and good cash generation have enabled the company to reduce debt significantly thereby lessening the impact of the downturn. The June 2002 valuation of GBP59.7 million is slightly above cost (a result of positive foreign exchange movements), and is based on a discount to the average EBIT multiples of its key quoted comparables. Since June 2002, Memec has undergone a recapitalisation returning approximately 8% of the cost of the investment.

The most significant write-up during the year was Homebase, the UK DIY retailer. Homebase was written-up at December 2001 and subsequently underwent a recapitalisation in April 2002, returning the majority of the cost of the investment to investors. The company has been written-up further on an EBIT basis to GBP36.8 million against a remaining attributable cost of GBP6 million. Homebase has continued to perform in-line with expectations and the valuation is based on a discount to EBIT multiples of a basket of key comparable quoted companies.

Another write-up during the year has been Market Place Media (MPM). MPM was acquired in July 2001 and is a media placement and promotions company specialising in the university, multi-cultural and military markets and is headquartered in Santa Barbara, California. Since the year-end, SVIIT's entire holding in MPM has been sold at a 62% premium to the December 2001 valuation, which was at cost. SVIIT has received GBP4.5 million from this sale to date.


  Company                           30 June 2002    30 June 2001    Change in
                                       Valuation       Valuation       Period
                                         GBP'000         GBP'000      GBP'000

  Homebase                                36,773          *6,015       30,758
  Market Place Media                       4,741         **2,928        1,813



  * The remaining attributable cost of the investment following the return of capital in April 2002

  **     Market Place Media was acquired in July 2001, hence the June valuation reflects cost at the time of purchase.


Global economic uncertainty and volatility in public markets continues to delay exit opportunities and whilst there were some signs of improvement in the IPO market earlier in 2002, the fall in quoted markets since June is likely to further delay any significant recovery in this market. That said, although public markets remain all but closed to new issues, historically
IPOs have represented less than 50% of SVIIT's realisations with trade-sales, and more recently recapitalisations dominating exits. During the year, SVIIT received a total of GBP49.0 million (June 2001: GBP51.9 million) from full and partial realisations at an average uplift of 31%.

The two most significant realisations during the year were the recapitalisation of Homebase and the partial realisation of Xymax referred to above.


  Company                                  Proceeds     30 June 2001     Cost
                                             GBP'000       Valuation    GBP'000
                                                             GBP'000

  Xymax (partial)*                             9,486           6,231    1,145

  * Costs and valuation at 30 June 2001 has been pro-rated to reflect the partial realisation



SVIIT's holding in Xymax, a Japanese property management company, was partially realised via a trade sale in May. SVIIT received GBP9.5 million from this realisation, at an uplift of 34.3% to the June 2001 valuation. SVIIT's remaining holding in Xymax is valued on a discounted Third Party basis at GBP5.2 million.

There has been one significant write-down in the portfolio, Austriamicrosystems (formerly AMS).


       Company                 30 June 2002    30 June 2001    Change in
                                  Valuation       Valuation       Period
                                    GBP'000         GBP'000      GBP'000

       Austriamicrosystems           15,958          37,128     (21,170)


Austriamicrosystems was written down by 25% in December 2001. As a result of continuing low uncertainty in its core markets and a reduction in the EBIT multiples of the key comparable companies used for the valuation, the company has been written down by a further 35%.


VALUATION BASIS (BY VALUE)

As noted above, 17% of the portfolio is valued on a cost basis, compared to 58% in June 2001. The lower percentage of companies valued on a cost basis is a reflection of a number of larger portfolio companies, such as Memec, Kiekert and Hogg Robinson, being re-valued on a P/E or EBIT basis and fewer new investments.

Whilst lower than June 2001, there is a marked reduction in the percentage of the portfolio valued on a P/E basis since December 2001 (20%). The reduction in the second half of the year is chiefly due to Homebase now being valued on an EBIT basis following its recapitalisation and the remaining holding in Xymax now being valued on a Third-Party basis.

The increase in companies being valued on an EBIT basis is a result of the portfolio's maturity, with a number of companies moving from a cost to an EBIT valuation.

The slight reduction in SVIIT's exposure to quoted stocks is partly due to realisations, but is mainly a result of the fall in the share-prices of the quoted portfolio, especially in Germany and Asia. The increase in companies whose value has been written-down is as a result of the revaluation of Austriamicrosystems.

The weighted average P/E multiple used in valuing the relevant portfolio companies has decreased to 13.5 (June 2001: 18.1). After a range of discounts, investments valued on a P/E basis are effectively valued at 9.9 times earnings (June 2001: 14.5), a reduction of 32%.

The weighted average EBIT multiple used in valuing the relevant portfolio companies has increased slightly to 9.4 (June 2001: 9.1). After a range of discounts, investments valued on an EBIT basis are effectively valued at 6.8 times earnings (June 2001: 6.8). This weighted average number is influenced by the higher than average EBIT multiples used for the valuation of the semiconductor companies, which represent 23% of the portfolio. The average discounted EBIT multiple for non-semiconductor companies, which represent 40% of the portfolio, has actually fallen from 6.7 in June 2001 to 4.9 in June 2002.

The average discount applied to quoted investments has decreased to 16% (June 2001: 21%). This reduction is principally due to the unusually high discount that was applied to Twinwood's share price in June 2001.


                      30 June 2002          30 June 2001
                      % (by Value)          % (by Value)

                   Cost             17   Cost             58
                   P/E               3   P/E              10
                   EBIT             57   EBIT             12
                   3rd Party         5   3rd Party         3
                   Quoted            9   Quoted           12
                   W/Down            9   W/Down            5

     Under British Venture Capital Association (BVCA) valuation guildlines, investments are normally carried at cost, less a provision if appropriate, for at least the first 12 months after acquisition.


                GEOGRAPHICAL AND SECTOR DISTRIBUTION (BY VALUE)

                             GEOGRAPHICAL ANALYSIS


                                      30 June 2002    30 June 2001
                                      % (by Value)    % (by Value)
            Multinational
            (International)                     37              30
            Continental Europe                  21              28
            North America                       16              17
            UK                                  16              13
            Far East/Asia Pacific               10              12


Given the global nature of the businesses of many of SVIIT's portfolio companies, despite many of them being headquartered in Europe, the portfolio continues to have a significant weighting to Multinational companies, now representing 37% of the portfolio. SVIIT's combined weighting to Continental European and Multinational companies has remained constant year on year at 58%.

SVIIT's portfolio is mainly focused on three sectors: Computer/other electronics, Medical/health and Consumer, which together represent 70% of the portfolio.

Over the year, the portfolio's exposure to Computer/other electronics (26% of the portfolio) has continued to decline, driven by a combination of increased investment in other sectors, realisations and the write-down of Austriamicrosystems. Of the 26%, 22.9% relates to companies that produce or distribute hardware materials (e.g. semiconductors), 1.5% to IT business to business consultancy and 1.6% providing IT services directly to consumers. The slight increase in SVIIT's exposure to Consumer is accounted for by the write-up of Homebase, and the increase in its exposure to Chemicals is due to the acquisition of Cognis.

PORTFOLIO MATURITY

The average age of the portfolio remains low, with 74% of the investments being held for three years and under (June 2001: 76%). The tables overleaf show the ageing of the portfolio at 30 June 2002.

DEAL TYPE

Management Buy-Outs/Ins continue to dominate the portfolio, representing 79% of the portfolio (June 2001: 73%). The decrease in development capital to 17% (June 2001: 23%) is mainly a result of realisations.

PORTFOLIO PERFORMANCE

Distributions from realisations of GBP49.0 million were at an average premium of 31% to the 30 June 2001 valuations.

Calls payable during the year amounted to GBP77.5 million to fund 15 new and 44 follow-on investments.

A reconciliation of movements in SVIIT's holdings in Schroder Ventures and Permira funds is summarised below:


                                        12 months to    12 months to
                                        30 June 2002    30 June 2001
                                                GBPm            GBPm

           Opening Valuation                   387.0           327.2
           Calls Payable                        77.5           155.4
           Distributions Receivable           (49.0)          (51.9)
                                               415.5           430.7
           Increase/(Decrease) in
           Value of Portfolio                    7.3          (43.7)
           Closing Portfolio                   422.8           387.0


FUND COMMITMENTS

At 30 June 2002, SVIIT had total uncalled commitments of GBP403.2 million to nine funds (June 2001: GBP456.3 million to nine funds).


                                Sector Analysis


                                            30 June 2002    30 June 2001
                                           % (by Value)    % (by Value)

        Computer & Other Electronics                 26              34
        Medical/Health                               24              23
        Consumer                                     20              17
        Industrial Products & Services               10              13
        Chemicals                                     9               1
        Other Manufacturing                           6               5
        Other Services                                3               3
        Construction                                  2               3
        Transportation                                0               1



                      Investments in Companies (GBPm)                       Investments in Companies (GBPm)
                               30 June 2002                                         30 June 2001

                Quoted    Cost        PE/EBIT/3rd   W/Down                 Quoted     Cost       PE/EBIT/3rd   W/Down
                                           Party                                                      Party

  1992 &           0.4       0               0.8         8   1992 &           0.4        0              0.9       9.2
  prior                                                      prior
  1993               0       0               0.2       2.1   1993               0        0              0.2       3.2
  1994               0       0               0.8         0   1994             0.3        0              0.9         0
  1995             0.1       0               1.9       2.2   1995             0.2        0              1.9       1.9
  1996             2.5     0.4               5.7       0.1   1996             4.4        0              8.8       0.1
  1997             0.2       0              25.8       4.5   1997             0.1      1.1             27.4       1.8
  1998             0.9     0.5              40.2       1.4   1998             0.7      4.9             33.6       3.3
  1999               1     1.2                16      15.3   1999             1.2      7.3             14.3      20.7
  2000            35.3    24.7             130.6       4.3   2000            14.2    174.9             13.5       6.1
  2001               0    45.2                58       0.8   2001               0     40.7                0         0
  2002               0     2.9                 0         0






During the year, the International Life Sciences Fund III (ILSF III), advised by Schroder Ventures Life Sciences had a first closing at US$147.7 million. Since the year-end, ILSF III has had a further close at US$254 million and is scheduled to have a final close in the first quarter of 2003. SVIIT has committed US$75 million to this new fund.

CASH & MARKETABLE SECURITIES

At 30 June 2002, SVIIT's gross cash balance of GBP40.3 million (June 2001:
GBP32.0 million) was held principally in a portfolio of short dated treasury bills, reflecting anticipated short-term cash flows. The overall performance of sterling during the year resulted in a modest gain on exchange on cash and marketable securities of GBP0.5 million.


                                  30 June 2002    30 June 2001

                 Early stage/                4               4
                 start-up
                 Development                17              23
                 Buy-outs/ins               79              73



CONCLUSION

A combination of a strong portfolio of companies, which are performing well in a difficult economic and business climate, and positive foreign exchange movements, particularly in the latter half of the year, has resulted in an increase in net assets of 1.5%. This increase compares to a fall in the FTSE World Index (Sterling adjusted) of 22.5% over the same period. Over five years, SVIIT has reported compound annual growth in net assets per share of 16.9% per annum, which compares to a compound return of 1.4% per annum for the FTSE World Index (Sterling adjusted) over the same period.

Market declines and a weakening economic climate indicate that the next twelve months will be challenging, for both public and private equity markets. In the short term, any marked increase in the rate of realisations will be dependent on improved M&A activity and public market stability. However, these conditions provide clear buying opportunities for private equity managers and SVIIT is ideally placed to capitalise on this.


Uncalled Fund Commitments at 30 June 2002


  Fund                      Amount Called   Amount Uncalled    SVIIT Uncalled
                         (Local Currency)   (Local Currency)      Commitment*
                                                                  GBP million

  Permira Europe I             euro189.1m          euro6.9m               4.4
  Permira Europe II            euro307.5m        euro442.5m             286.7
  The Japan Venture             Y2,728.4m           Y711.6m               3.9
  Fund III
  Schroder Ventures              US$50.2m          US$58.4m              38.3
  Asia Pacific Fund**
  Schroder Ventures US           US$45.5m          US$27.7m              18.2
  Fund
  Schroder Canadian               C$17.0m            C$0.9m               0.4
  Buy-Out Fund II
  Schroder Canadian               C$14.0m           C$36.5m              15.7
  Buy-Out Fund III
  Schroder Ventures              US$69.4m          US$12.3m               8.1
  International Life
  Sciences Fund II
  International Life              US$2.2m          US$42.0m              27.5
  Sciences Fund III***
  Total                                                                GBP403.2

  *     Based on exchange rates at 30 June 2002.
  **    Callable commitments to this fund have been reduced by 20%.
  ***   Based on amount committed to first close (US$44.2 million), following the second closing of the fund after the year-end, SVIIT has committed US$75 million in total.



Twenty Largest Underlying Companies

In the following pages, we show the Group's twenty largest investments by value as at 30 June 2002
(Geographic Locations by head office)


1.     MEMEC
       (UK)
Company (GBP000's)
Cost                      56,438       MEMEC Picture
Value                     59,658
Date of Acquisition     Oct 2000

Memec is a global specialist semiconductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific regions. The valuation basis is EBIT; the holding represents 14.10% of net assets.



2.     HOMEBASE
        (UK)
Company (GBP000's)
Cost                         5,866        HOMEBASE Picture
Value                       36,773
Date of Acquisition     March 2001


Homebase is a retailer of DIY ("Do It Yourself") products in the UK. The brand is particularly strong at the "softer" end of the market - which includes home accessories, decorative and gardening products. Homebase operates nearly 300 stores across the UK and Eire. The company underwent a recapitalisation in April 2002 returning the majority of the cost of the investment to investors. The valuation basis is EBIT; the holding represents 8.69% of net assets.



3.     COGNIS
      (GERMANY)
Company (GBP000's)
Cost                      33,652        COGNIS Picture
Value                     34,611
Date of Acquisition     Nov 2001


Cognis is the chemicals products business of Henkel and a leading world-wide supplier of speciality chemicals which was carved out from Henkel in 1999. The three divisions of the Cognis group - Oleochemicals, Care Chemicals and Organic Specialities - supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers. The valuation basis is cost in fund currency; the holding represents 8.18% of net assets.



4.     HOGG ROBINSON
           (UK)
Company (GBP000's)
Cost                        24,154   HOGG ROBINSON Picture
Value                       24,749
Date of Acquisition      June 2000



Hogg Robinson is a services company comprising two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The valuation basis is EBIT; the holding represents 5.85% of net assets.


5.     LEICA MICROSYSTEMS
          (GERMANY)

Company (GBP000's)
Cost                              11,803    LEICA MIROSYSTEMS Picture
Value                             18,718
Date of Acquisition           March 1998



Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semiconductor industries. The company has leading positions in most of its markets and a strong track record in product innovation. The valuation basis is EBIT; the holding represents 4.42% of net assets.



6.     SIRONA DENTAL SYSTEMS GROUP
           (GERMANY)
Company (GBP000's)
Cost                                    15,994      Sirona Dental Systems
Value                                   17,971        Group Picture
Date of Acquisition                   Nov 1997


Sirona is a manufacturer of professional dental equipment with its own distribution network. The company is a total system provider of dental equipment and is recognised globally for providing high quality, technologically superior products covering nearly the entire product range for the dental practice. The valuation basis is EBIT; the holding represents 4.25% of net assets.



7.     AUSTRIAMICROSYSTEMS
          (AUSTRIA)
Company (GBP000's)
Cost                              36,135      AUSTRIA-MICROSYSTEMS Picture
Value                             15,958
Date of Acquisition            June 2000


Austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end-customer markets. The valuation basis is write-down; the holding represents 3.77% of net assets.



8.     TAKKO
     (AUSTRIA)
Company (GBP000's)
Cost                        17,347       TAKKO Group Picture
Value                       15,880
Date of Acquisition     March 2000

Takko is a retailer of fashionable "value for money" clothing targeting the young family and women aged between 25 and 40. It runs over 520 stores in Germany and Austria. The valuation basis is write-down; the holding represents 3.75% of net assets.


9.     KIEKERT
      (GERMANY)
Company (GBP000's)
Cost                       14,545          KIEKERT Picture
Value                      15,177
Date of Acquisition     Sept 2000

Kiekert produces complete systems for all devices that open, close, lock and unlock cars and has operated in this market since 1920. Products include highly integrated system locks as well as complex door modules. The valuation basis is EBIT; the holding represents 3.59% of net assets.
Twenty Largest Underlying Companies continued


10.     AP PLASMAN
         (CANADA)
Company (GBP000's)
Cost                       11,131    AP PLASMAN Picture
Value                      10,139
Date of Acquisition     Sept 2000


AP Plasman is an integrated group of five companies providing moulds and plastic components in addition to the painting and finishing of parts, primarily for the automotive industry. The valuation basis is EBIT; the holding represents 2.40% of net assets.



11.     GRAMMER
       (GERMANY)
Company (GBP000's)
Cost                        9,288   GRAMMER Picture
Value                      10,034
Date of Acquisition     June 2001


Grammer supplies seating equipment to the automotive/commercial vehicle industry. The company serves three different segments of the automotive/ commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats. The valuation basis is EBIT; the holding represents 2.37% of net assets.


12.     PARKWAY HOLDINGS
          (SINGAPORE)
Company (GBP000's)
Cost                           19,719    PARKWAY HOLDINGS Picture
Value                           9,237
Date of Acquisition          Dec 1999

Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted; the holding represents 2.18% of net assets.

13.     EEMS
       (ITALY)
Company (GBP000's)
Cost                       1,750    EEMS Picture
Value                      8,891
Date of Acquisition     May 1999

EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is EBIT; the holding represents 2.10% of net assets.
Twenty Largest Underlying Companies continued



14.     BETTS GROUP HOLDINGS
               (UK)
Company (GBP000's)
Cost                                6,312      BETTS GROUP
Value                               8,593    HOLDINGS Picture
Date of Acquisition              Nov 1998


Betts is a specialist packaging and injection-moulding business focused on the pharmaceutical and oral care markets. Betts makes toothpaste and pharmaceutical tubes, asthma inhalers and other specialised packaging in plants located in the UK, US, Poland and Asia. The valuation basis is EBIT; the holding represents 2.03% of net assets.



15.     MESA COMMUNICATIONS
             (USA)
Company (GBP000's)
Cost                                 8,766   MESA COMMUNICATIONS Picture
Value                                8,507
Date of Acquisition             March 2000

Mesa is an independent owner and manager of wireless communication towers, growing aggressively through acquisition and development in the US. The valuation basis is cost in fund currency; the holding represents 2.01% of net assets.



16.     WASHTEC
       (GERMANY)
Company (GBP000's)
Cost                       5,939      WASHTEC Picture
Value                      6,613
Date of Acquisition     Feb 1998


Washtec was formed from the merger of California Kleindienst and Wesumat, and manufactures car wash equipment. Permira funds had previously invested in California Kleindienst. The valuation basis is quoted; the holding represents 1.56% of net assets.

17.     XYMAX
       (JAPAN)
Company (GBP000's)
Cost                         738    XYMAX Picture
Value                      5,212
Date of Acquisition     Jan 2000

XYMAX (formerly Recruit Building Management Ltd) is a property management company managing over 250 office buildings mainly located in the Tokyo and Osaka metropolitan areas. XYMAX provides services to two different market segments: the sub-leasing market for small to medium sized building owners, and the property management market for institutional real estate investors.

The valuation basis is third-party; the holding represents 1.23% of net assets.

Twenty Largest Underlying Companies continued


18.     EURO DENTAL
         (GERMANY)
Company (GBP000's)
Cost                       3,662   EURO DENTAL
Value                      5,182     Picture
Date of Acquisition     Jan 2000


Euro Dental is a leading mail order house for dental consumables in Germany. The company has two subsidiaries, Krugg, the market leading distributor of dental consumables in Italy and a small start-up company called Dentranet, which is aimed at exploiting e-commerce opportunities in the German dental consumables market. The valuation basis is EBIT; the holding represents 1.22% of net assets.


19.   COMACT (CANADA) (FORMERLY GBA
         INDUSTRIAL EQUIPMENT)

Company (GBP000's)
Cost                                    2,736        COMACT (CANADA)
Value                                   5,002    (FORMERLY GBA INDUSTRIAL
Date of Acquisition                 June 1997        EQUIPMENT)
                                                      Picture

Comact is a Canadian manufacturer of industrial equipment for the sawmill, paper, hydroelectric and aluminium industries, with 75% of consolidated revenues arising from sales of sawmill equipment. The valuation basis is EBIT; the holding represents 1.18% of net assets.



20.     TFL
      (GERMANY)
Company (GBP000's)
Cost                         4,724        TFL
Value                        4,955      Picture
Date of Acquisition     March 2001


TFL is a supplier of speciality chemicals to the leather processing industry. Established in 1996 as a joint venture between two of the world's leading chemical companies, TFL, with six production sites worldwide, has positioned itself as a supplier of the full product range for all stages of the leather production process, providing a single source for its customers (predominantly tanneries). The valuation basis is EBIT; the holding represents 1.17% of net assets.


List of Investments at 30 June 2002


                                    Year     SVIIT's Net    SVIIT's Holding         Value of SVIIT's   SVIIT's Assets
                                  Formed        Original       in the Fund                  Holding                 %
                                            Life (years)                 %                  GBP'000
  ASIA
  Asia Pacific Trust
  Formed to invest in equity
  and near-equity investments
  in the high growth economies
  of the Asia Pacific region.
  This trust has been in
  liquidation since 1998.           1990              8*                6.4                   1,159               0.3

  Asia Pacific Fund II
  Established to make equity
  and near-equity investments
  in buy-outs, buy-ins,
  development capital
  businesses and turnarounds,
  principally in the Asia
  Pacific region with an
  emphasis on Australia,
  China, Hong Kong, India,
  Indonesia, Malaysia,
  Singapore and Thailand.           1994              10               14.0                  11,482               2.7

  Schroder Ventures Asia Pacific Fund
  Established to make equity
  or near equity investments
  in companies that have
  significant exposure to the
  Asia Pacific region. The
  fund focuses principally on
  management buy-outs and
  buy-ins, financial
  acquisitions and larger
  development capital
  opportunities.                    1999              10               29.9                  15,670               3.7

  Co-investments with Asia
  Pacific Fund ll and Schroder
  Ventures Asia Pacific Fund                                                                  1,201               0.3

  The Japan Venture Fund II
  Formed to invest in Japanese
  businesses with potential
  for capital growth.               1990             10*               13.7                   3,189               0.8

  The Japan Venture Fund III
  Established to invest
  directly or indirectly in
  equity and near equity
  investments in a diversified
  portfolio of early stage, or
  development capital
  investments and leveraged
  and management buy-outs and
  buy-ins principally in Japan.    1997              10               20.3                  13,869               3.3

 TOTAL ASIA                                                                                 46,570              11.1

List of Investments continued


                                                        Original    SVIIT's Holding           Value of    SVIIT's Net
                                            Year    Life (years)       in the Fund     SVIIT's Holding         Assets
                                          Formed                                 %             GBP'000              %
  CONTINENTAL EUROPE

  Permira Europe I
  The first $1 billion fund raised for
  private equity investment in Europe
  focusing on large and medium-sized
  leveraged buy-out opportunities.          1997              10               22.0             69,096           16.3

  Permira Europe II
  Formed as the successor to Permira
  Europe I, the fund focuses on
  European buy-outs and buy-ins, in
  addition to growth capital
  investments.                              2000              10               22.7            190,641           45.1

  Permira France I
  The fund's policy was to invest in
  leveraged buy-outs and development
  capital businesses primarily in
  France. The fund was put into
  liquidation in December 1999.             1989             10*               39.8                492            0.1

  Permira France Venture I
  Formed with a policy of investing in
  development capital opportunities,
  principally in France.                    1992              10               19.0                163            0.0

  Permira German Buy-Outs
  Established to invest in buy-outs of
  companies in Germany and some of its
  neighbouring countries.                   1986             10*               29.7              5,089            1.2

  Permira German Buy-Outs 1992
  Established to invest in a diverse
  portfolio of buy-outs, buy-ins,
  development capital businesses and
  turnarounds, principally in Germany,
  Austria and Switzerland.                  1991             10*               19.4              2,391            0.6

  Permira Italy I
  Established to invest in buy-outs
  and development capital businesses,
  principally in Italy.                     1988             10*               33.2                0.0            0.0

  Permira Italy II
  Established to make equity and
  near-equity investments in buy-outs
  and buy-ins, including development
  capital businesses, principally in
  Italy.                                    1993              10               21.0              1,863            0.4

  The Spanish Venture Fund
  Established with a policy of
  investing in leveraged buy-outs and
  development capital businesses in
  Spain.                                    1990             10*               23.2                797            0.2

  TOTAL CONTINENTAL EUROPE                                                                     270,532           63.9



Along with the related funds, Schroder Ventures Europe changed its name to Permira with effect from 12 November 2001.

List of Investments continued


                                                        Original    SVIIT's Holding           Value of    SVIIT's Net
                                            Year    Life (years)        in the Fund    SVIIT's Holding         Assets
                                          Formed                                 %             GBP'000              %
  UNITED KINGDOM

  Permira UKIII
  Established as Permira's third
  buy-out fund in the United Kingdom
  to invest in equity and near-equity
  investments in buy-outs, buy-ins,
  development capital businesses and
  turnarounds.                              1993              10               18.8             12,059            2.9

  Permira UK Venture III
  Established to invest in a
  diversified portfolio of venture or
  development capital businesses and
  buy-outs principally in the United
  Kingdom.                                  1990             10*                8.7                662            0.2

  Permira UK Venture IV
  Established to follow the policies
  of the fully invested Permira UK
  Venture III                               1995              10                4.2              2,275            0.5

  TOTAL UNITED KINGDOM                                                                          14,996            3.6

Along with the related funds, Schroder Ventures Europe changed its name to Permira with effect from 12 November 2001.

List of Investments continued


                                                        Original    SVIIT's Holding           Value of    SVIIT's Net
                                            Year    Life (years)        in the Fund    SVIIT's Holding         Assets
                                          Formed                                 %             GBP'000              %

  NORTH AMERICA

  Schroder Canadian Buy-Out Fund II
  Established to invest in buy-outs
  and development capital
  opportunities, principally in
  Canada.                                   1994              10               22.6              7,440            1.8

  Schroder Canadian Buy-Out Fund III
  Established to invest principally in
  buy-outs, buy-ins, leveraged
  build-ups and development capital
  opportunities in Canada.                  2000              10               26.6              4,032            0.9

  Co-investments with Schroder
  Canadian Buy-Out Funds II and III                                                             14,593            3.4

  Schroder Ventures International Life
  Sciences Fund
  Established to invest in life
  sciences companies principally in
  the United States, the United
  Kingdom and Continental Europe.           1993              10                6.8              2,014            0.5

  Schroder Ventures International Life
  Sciences Fund II
  Established as a successor to
  Schroder Ventures International Life
  Sciences Fund, to invest in a
  diversified portfolio of life
  sciences companies principally in
  the United States and Europe. The
  majority of these investments will
  be in early stage opportunities.          1999              10               29.2             37,084            8.8

  International Life Sciences Fund III
  The successor to Schroder Ventures
  International Life Sciences Fund II,
  established to invest in a
  diversified portfolio of life
  sciences companies principally in
  the United States and Europe. The
  majority of these investments will
  be in early stage opportunities           2002              10               29.9              1,269            0.3

  Schroder Ventures US Fund
  Established to invest in larger
  development capital and mid-size
  buy-outs in the US, with a
  particular focus on media,
  telecommunications and technology
  sectors.                                  1999              10               30.0             24,293            5.7

  TOTAL NORTH AMERICA                                                                           90,725           21.4

  Total fund portfolio                                                                         422,823          100.0
  Fixed interest investments                                                                    31,000            7.3

  Total investment portfolio                                                                   453,823          107.3
  Other assets less total liabilities                                                         (30,736)          (7.3)

  Total net assets                                                                             423,087          100.0

*     The lives of these funds have been extended.


Note: Permira France II, Permira UKVenture I Extension and Schroder US
Venture Fund terminated during the year and are therefore excluded from the list of investments.



Report of the Directors for the year ended 30 June 2002

The Directors submit their report and the audited accounts of the Company for the year ended 30 June 2002.


COMPANY'S BUSINESS

The Company carries on business as an investment trust and is an investment company within the meaning of section 266 of the Companies Act 1985. In order to obtain exemption from capital gains tax the Company has conducted itself with a view to being an approved investment trust for the purposes of Section 842 of the United Kingdom Income and Corporation Taxes Act 1988 (as amended). The last accounting period for which the Company has been treated as approved by the Inland Revenue as meeting the qualifying criteria for investment trust status is the year ended 30 June 2001 and the Company has subsequently conducted its affairs so as to enable it to continue to qualify for such approval. The Company is not a close company for taxation purposes.
Report of the Directors for the year ended 30 June 2002

A review of the Company's business and its likely future development is given in the Chairman and CEO's Statement on page 4 and the Portfolio Review on page 6.

REVENUE AND EARNINGS

The consolidated net revenue deficit for the year after expenses, interest, taxation and minority interests was GBP1,555,000 (2001: return of GBP2,655,000), equivalent to a deficit per ordinary share of 1.52p (2001: return of 2.60p).

DIVIDEND

The Company is prohibited by its Articles of Association from distributing as dividends any capital surpluses which arise from the realisation of investments. Accordingly, any dividends paid by the Company will be funded out of its revenue account.

The Company's investment objective is one of capital growth and it is anticipated that returns for shareholders will derive primarily from capital. The Directors do not recommend the payment of a final dividend as the Company has reported a deficit for the year on its revenue account.

POLICY FOR PAYMENT OF CREDITORS

It is the policy of the Company to settle all investment transactions in accordance with the terms and conditions of the relevant markets in which it operates. All other expenses are paid on a timely basis in the ordinary course of business. The Company had no trade creditors at 30 June 2002.

PURCHASE OF SHARES FOR CANCELLATION

During the year ended 30 June 2002 the Directors did not use the authority given to them to purchase ordinary shares for cancellation.

The total number of shares in issue on 1 October 2002 was 102,265,699 shares. The Directors wish to renew the authority to purchase shares for cancellation. A resolution authorising the Directors to purchase up to 14.99% of the share capital in issue on 1 October 2002 will be proposed at the forthcoming Annual General Meeting for which notice is given on pages 58 and 59.

This authority will lapse at the conclusion of the Company's Annual General Meeting in 2003, unless renewed earlier.

ISSUE OF NEW SHARES

At the Annual General Meeting of the Company on 22 November 2001, the Directors were given powers (in substitution for the powers taken at the Extraordinary General Meeting of the Company in May 2001) to allot relevant securities and to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply. The Directors wish to renew these powers at the forthcoming Annual General Meeting. Therefore, Resolutions 9 and 10 (set out in the notice of the Annual General Meeting on pages 58 and 59) will be proposed at the Annual General Meeting.

If passed, Resolution 9 will give the Directors the power to allot relevant securities up to an aggregate nominal amount of (a) GBP1,022,656 (equivalent to 1 per cent. of the Company's issued ordinary share capital as at 1 October
2002) in connection with the Company's Executive Share Option Plan; and (b) GBP34,088,566 (equivalent to one-third of the Company's issued ordinary share capital as at 1 October 2002).

If passed, Resolution 10 will give the Directors the power to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply (a) up to an aggregate nominal amount of GBP1,022,656 (equivalent to 1 per cent. of the Company's issued ordinary share capital as at 1 October 2002) in connection with the Company's Executive Share Option Plan; (b) pursuant to rights issues and other pre-emptive issues; and (c) up to an aggregate nominal amount of GBP10,226,569 (equivalent to 10 per cent. of the Company's issued ordinary share capital as at 1 October 2002).

The Directors are seeking the authority referred to in paragraph (c) of Resolution 10 in order to provide flexibility in raising monies, including to take advantage of opportunities arising through the launch of new Schroder Ventures' or Permira funds. It is the intention of the Board that any equity securities allotted under this authority will be allotted at an effective premium to the estimated net asset value per ordinary share at the date of pricing of the issue of the relevant equity securities.

The Directors intend to exercise the authority referred to in paragraph (b) of Resolution 9 to issue relevant securities whenever they believe it is advantageous to shareholders to do so.

The Directors intend to exercise the authority referred to in paragraph (a) of Resolution 9 and paragraph (a) of Resolution 10 to grant options under part D of the Company's Executive Share Option Plan to individuals seconded to the Company or its subsidiaries (which, for this purpose, includes joint ventures). Options granted pursuant to this authority will nevertheless count towards limits on the number of new ordinary shares which may be issued pursuant to the exercise of options.


The authorities proposed to be taken under Resolutions 9 and 10 will lapse at the conclusion of the Company's Annual General Meeting in 2003, unless renewed earlier.


Report of the Directors continued


DIRECTORS

The Directors of the Company and their beneficial and family interests in the Company's share capital during the year to 30 June 2002 are given below:


                                                              Ordinary Shares
                                                              of GBP1.00 each
                                                    At 30 June     At 1 July
                                                          2002         2001+
  Beneficial
  J J McLachlan                                          15,827        14,405
  N E H Ferguson*                                       175,000       175,000
  C J Govett                                             67,500        67,500
  A J Habgood                                            25,000        25,000
  E W Koning                                                Nil           Nil
  D Raeburn                                              60,000        60,000
  I P Sedgwick (resigned 3 May 2002)                     17,500        17,500
  A F Sykes (appointed 3 May 2002)                          Nil           Nil
  A C Williams* (appointed 3 May 2002)                    9,235         9,235
  Non Beneficial
  N E H Ferguson                                         27,900           Nil
  C J Govett                                             20,000        20,000
  A C Williams                                            2,000         2,000

  +     Or date of appointment if later.
  *     Nicholas Ferguson and Andrew Williams have options over ordinary shares, details of which are given on page 28.


There had been no change in the above holdings up until 1 October 2002. In accordance with the Company's Articles of Association, the elections of Mr Andrew Sykes and Mr Andrew Williams as Directors will be proposed at the forthcoming Annual General Meeting, and Mr Govett, Mr Habgood and Mr Koning will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

The Directors do not have service contracts with the Company. However, Nicholas Ferguson and Andrew Williams, who are employed by Schroder Investment Management Limited, are seconded to Schroder Ventures (London) Limited ("SVLL"). As part of the secondment arrangements, SVLL will reimburse Schroder Investment Management Limited for the salary, bonus and other benefits paid by Schroder Investment Management Limited to Nicholas Ferguson and Andrew Williams.

Nicholas Ferguson and members of his family and Andrew Williams have an interest in the Carried Interest in respect of certain Funds. Nicholas Ferguson and Andrew Williams have foregone a portion of their entitlement to Carried Interest on existing Funds and any entitlement they may have to Carried Interest on future Schroder Ventures or Permira funds in return for share options granted by the Company under the Executive Share Option Plan. Nicholas Ferguson and Andrew Williams also participate in the Schroder Ventures Co-Investment Scheme and Schroder Ventures Investments Limited. Andrew Sykes is an Executive Director and Nicholas Ferguson is a non-executive Director of Schroders plc, whose subsidiaries include Schroder Investment Management Limited which receives fees from the Company in accordance with the terms of a secretarial agreement, and Schroder Investment Management (UK) Limited which receives fees for the provision of cash management services. Full details of fees paid to both companies can be found in Note 30 on page 49. No other Director has any material interest in any other contract which is significant to the Company's business.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

During the year the Company had maintained cover for its Directors and Officers, under a directors' and officers' liability insurance policy as permitted by Section 310 of the Companies Act 1985 (as amended).

SUBSTANTIAL SHARE INTERESTS

At 1 October 2002 the Company had been notified of the following interests in excess of 3 per cent. of the issued capital.


                                                    Number of     Percentage
                                               ordinary shares       of class
  Schroders plc and its subsidiaries:
    - non beneficial, managed for clients           15,334,808          15.00
    - beneficial                                    13,113,449          12.82
  Aegon Aandelenfonds NV                            19,378,665          18.95
  Lansdowne Partners                                 5,258,000           5.14
  British Aerospace Pension Fund                     4,425,000           4.33
  BBC Pension Trust Limited*                         4,384,554           4.29

  * This interest is also counted in the non-beneficial, managed for clients, interest of Schroders plc and its subsidiaries listed above.

                                                       Nominal     Percentage
                                                         Value        of bond
  Convertible Bonds:
  Metropolitan Life Insurance Company on                GBP20.0m          50.00
  behalf of Separate Account 285
  Scottish Widows Investment
  Partnership Limited                                    GBP6.8m          17.00
  Chase Nominees Limited a/c 20477                       GBP4.0m          10.00
  Allsec Nominees Limited                                GBP4.0m          10.00
  Schroder & Co. Bank AG, Zurich                         GBP3.3m           8.25


AUDITORS

Ernst & Young LLP have expressed their willingness to remain in office and resolutions to re-appoint them and to authorise the Directors to fix their remuneration will be proposed at the Annual General Meeting.

Registered Office     Registered Number: 3066856
31 Gresham Street
London
EC2V 7QA

By order of the Board
Schroder Investment Management Limited
Secretary
7 October 2002


Statement of Directors' Responsibilities

The Directors are responsible for preparing accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the return for the year, and are in accordance with applicable laws and regulations.

The Directors are satisfied that the Group has adequate resources to continue in business and accordingly that the accounts should be drawn up on a going concern basis. Further, appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used in the preparation of these accounts and applicable accounting standards have been followed. These policies and standards, for which the Directors accept responsibility, have been discussed with the Auditors.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud, error, other irregularities and non-compliance with laws and regulations.

The accounts are published on the www.sviit.co.uk website, which is a website maintained by Schroder Ventures (London) Limited ("SVLL"), a wholly owned subsidiary of the Company. The maintenance and integrity of this website is the responsibility of SVLL.

The accounts are also published on the www.schroders.co.uk website, which is a website maintained by Schroders. The maintenance and integrity of the website maintained by Schroders or any other subsidiary of Schroders plc is, so far as it relates to the Company, the responsibility of Schroders.

The work carried out by the auditors does not involve consideration of the maintenance and integrity of these websites and accordingly, the auditors accept no responsibility for any changes that have occurred to the accounts shown on the websites from this published report and accounts. Visitors to the websites need to be aware that legislation in the United Kingdom governing the preparation and dissemination of the accounts may differ from legislation in their jurisdiction.

The Directors believe that they have complied with these responsibilities.


Corporate Governance

The Company is committed to high standards of corporate governance. The UK Listing Authority requires all listed Companies to disclose how they have applied the principles of, and complied with, the provisions of the Combined Code contained in the Listing Rules (the "Combined Code"). This Statement, together with the Statement of Directors' Responsibilities on page 23, indicates how the Company has applied the principles of good governance of the Combined Code and its requirements on Internal Control.

APPLICATION OF CODE PRINCIPLES

THE BOARD

The Board currently consists of six non-executive Directors, five of whom are independent of the Company Secretary and of the Company and its subsidiaries, and two executive Directors (see page 2). Mr Govett has in previous years been considered not to be an independent director in view of his earlier directorship of Schroders plc. The Board has carefully reviewed this matter again and has resolved that, as it is now more than four years since his retirement from Schroders plc, he is now an independent director. Mr Govett will become a member of the Audit Committee in due course.

The Board meets at least four times a year. Matters specifically reserved for decision by the full Board have been defined and a procedure adopted for directors, in the furtherance of their duties, to take independent professional advice at the expense of the Company. The Directors have access to the advice and services of the Corporate Company Secretary through its appointed representative who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

The Board has contractually delegated to Schroder Investment Management (UK) Limited, the management of the Company's cash balances, and the day to day accounting and company secretarial requirements to Schroder Investment Management Limited. Each of these contracts was entered into after full and proper consideration by the Board of the quality and cost of services offered including the financial control systems in operation in so far as they relate to the affairs of the Company, and each contract is monitored on an annual basis by the Remuneration Committee.

When a Director is appointed he or she receives an induction which is provided by the Company Secretary. Directors are provided, on a regular basis, with key information on the Company's policies, regulatory requirements and internal controls. Changes affecting directors' responsibilities are advised to the Board as they arise. The Board receives and considers reports regularly from its advisers and ad hoc reports and information are supplied to the Board as required. In addition, Directors attend ad hoc seminars covering the latest developments across the investment trust industry.

BOARD COMMITTEES

The Investment Committee, which consists of Nicholas Ferguson (Chairman), John Govett, Edgar Koning, John McLachlan, Denis Raeburn, Andrew Sykes and Andrew Williams is responsible, together with the Board, for the day-to-day management of the Company's investment portfolio. In particular, the Committee is responsible for reviewing investment proposals for the Company, for giving investment recommendations to the Board and for implementing the Board's decision as regards any investment.

As part of the preparations for the Company's acquisition of Schroder Ventures (London) Limited and Schroder Ventures North America Inc. the Company established a Remuneration Committee during the year to 30 June 2001. The Remuneration Committee, which has defined terms of reference and duties, is, inter alia responsible for making recommendations to the Board in relation to the remuneration of the Executive Directors and the issuance of share option grants under the Executive Share Option Plan established in 2001. The Committee is comprised of John McLachlan (Chairman), John Govett and Anthony Habgood.

The Remuneration Committee also reviews certain contracts with service providers.

The Company has established a Nominations Committee in accordance with the recommendations of the Combined Code, to make recommendations on the appointment of new Directors. The Committee is comprised of Anthony Habgood (Chairman), Nicholas Ferguson, Edgar Koning, John McLachlan and Denis Raeburn. A formal procedure for the appointment of new Directors is contained in the terms of reference of the Committee. The Committee meets as necessary to make recommendations to the Board on the filling of Board vacancies. In making its recommendations, the Committee is required to ensure that the composition of the Board is appropriately balanced in expertise and ability.


Corporate Governance continued

There is an Audit Committee with defined terms of reference and duties. The Committee is comprised of John McLachlan (Chairman), Anthony Habgood, Edgar Koning and Denis Raeburn. The function of the Audit Committee is to ensure that the Company maintains the highest standards of integrity and financial reporting. It also meets with representatives of the Company Secretary and receives reports on the quality and effectiveness of the accounting records and management information maintained on behalf of the Company.

All Directors are appointed for an initial term covering the period from the date of their appointment until the first Annual General Meeting thereafter, at which they are required to stand for election, in accordance with the existing Articles of Association. Thereafter Directors retire by rotation at least every three years.

RELATIONS WITH SHAREHOLDERS

The Board believes that the Annual General Meeting provides an effective forum for private investors to communicate with the Board, and encourages participation. The Annual General Meeting is attended by members of the Board of Directors and a presentation is made. There is an opportunity for individual shareholders to question the Chairman of the Board and of the Audit Committee at the Annual General Meeting. The Company announced the level of votes cast by proxy on resolutions proposed at last year's Annual General Meeting, and intends to announce the votes cast by proxy in a similar manner at future General Meetings.

The Board believes that the Company's policy of reporting to shareholders as soon as possible after the Company's year end and holding the earliest possible Annual General Meeting is valuable. The Notice of Meeting on pages 58 to 59 sets out the business of the meeting.

EXERCISE OF VOTING POWERS

The Company has established a voting policy in respect of its investments which, in summary, is based on the governance recommendations of the Combined Code with the intention of voting in accordance with best practice whilst maintaining a primary focus on financial returns.

ACCOUNTABILITY AND AUDIT

The Directors' statement of responsibilities in respect of the accounts is on page 23 and a statement of going concern is set out below.

The Independent Auditors' Report can be found on page 29.

GOING CONCERN

The Directors believe that it is appropriate to continue to adopt the going concern basis in preparing the accounts as the assets of the Company consist mainly of securities that are readily realisable and, accordingly, the Company has adequate financial resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

INTERNAL CONTROL

The Combined Code requires the Board to review the effectiveness of internal controls. The Board has undertaken a full review of all the aspects covered by the Turnbull guidance under which the Board is responsible for the Company's system of internal control and for reviewing its effectiveness.

During the year ended 30 June 2001 the Board approved a detailed risk map that identified significant strategic, investment-related, operational and service provider risks and adopted an enhanced monitoring system to ensure that risk management and all aspects of internal control are considered on a regular basis.

The Board has contractually delegated responsibility for the provision of accounting and company secretarial services. The Board believes that the key risks identified and the implementation of an ongoing system to identify, evaluate and manage these risks are based upon and relevant to the Company's business as an investment trust. The ongoing risk assessment, which has been in place throughout the financial year and up to the date of this report, includes consideration of the scope and quality of the systems of internal control adopted by major service providers, and ensures regular communication of the results of monitoring by third parties to the Board, and of the incidence of significant control failings or weaknesses that have been identified at any time and the extent to which they have resulted in unforeseen outcomes or contingencies that may have a material impact on the Company's performance or condition. Although the Board believes that it has a robust framework of internal control in place this can provide only reasonable and not absolute assurance against material financial misstatement or loss and is designed to manage, not eliminate, risk.

Corporate Governance continued

The Board will continue to monitor its framework of internal control and will continue to take steps to embed the system of internal control and risk management into the operations of the Company.

STATEMENT OF COMPLIANCE

The Board has conducted an annual review of the effectiveness of the system of internal control covering all controls including financial, operational and compliance controls and risk management. This assessment took into account issues arising from the reports reviewed by the Board during the year together with any additional information necessary to enable the Board to take account of all significant aspects of internal control.

Following the annual review, the Board has agreed that an internal audit function, for the SVIIT Group, should be established with an external adviser.

It is anticipated that the initial programme of audit will commence later in 2002.

Except as explained below, the Company has complied throughout the year with the best practice provisions in Section 1 of the Combined Code:

The Board considers the Chairman to be the main point of contact to whom concerns from whatever source or of whatever nature may be conveyed. In the event that a shareholder does not wish to raise a concern with him, the Board is of the view that such a shareholder should be free to contact any of its other non-executive members and it has decided that it is not appropriate to nominate a single senior independent Director.


Remuneration Report

This report deals with the remuneration paid to the Company's Executive Directors, Nicholas Ferguson, Chief Executive of the Company, and Andrew Williams for the year ended 30 June 2002.


THE REMUNERATION COMMITTEE

(THE "COMMITTEE")

The Committee's members during the year were John McLachlan, John Govett and Anthony Habgood, all considered by the Board to be independent non-executive directors.

The Committee is responsible for determining the remuneration of the Executive Directors and the operation of the Company's Executive Share Option Plan. Its terms of reference take into account the provisions of the Combined Code on corporate governance. The Committee is advised by New Bridge Street Consultants, independent remuneration consultants.

POLICY ON THE REMUNERATION OF THE EXECUTIVE DIRECTORS

The Committee's aim is to ensure that remuneration packages should attract, retain and motivate senior executives but should avoid paying more than is necessary for this purpose. Basic salaries are set on this basis and the Committee has due regard to competitive market data on similar positions in other venture capital organisations and financial institutions. The Committee is sensitive to wider issues including pay and employment conditions elsewhere in the Group when setting pay levels. No executive director of the Company is involved in deciding his own remuneration.

Performance-related elements of remuneration form a significant proportion of the total remuneration package of the Executive Directors. Under an annual bonus scheme, bonuses may be paid conditional upon Group and individual performance as part of a formal appraisal process.

The basic salaries of the Executive Directors are reviewed annually, having regard to individual performance and comparative data. In addition, they are eligible for a non-pensionable discretionary bonus which is conditional on Group performance and the achievement of predetermined personal objectives based on the successful implementation of the business plan and strategies agreed by the Board. During the year under review Nicholas Ferguson was paid a bonus of GBP372,726 in respect of the calendar year ended 31 December 2001. In addition, a pension contribution of GBP250,000 was paid to a money purchase scheme in respect of the same period. Of the above payments a bonus of GBP186,363 and pension contributions of GBP125,000 have been accounted for in the year ended 30 June 2002.

BENEFITS IN KIND

Benefits in kind (which are not pensionable) relate mainly to the provision of health insurance.

EXTERNAL APPOINTMENTS

The Company permits executive directors of the Company to accept non-executive directorships and other similar appointments, it being recognised that such appointments increase their commercial knowledge and business experience to the general benefit of the Company. Fees earned from such directorships may be retained by the executive directors.

SERVICE CONTRACTS

None of the Executive Directors have a service contact with the Company. They are employed by Schroder Investment Management Limited (SIM) and are seconded to the Group. Their contracts with SIM provide for 3 months' notice.

PENSION ARRANGEMENTS

The following figures, prepared in accordance with the Listing Rules of the Financial Services Authority, apply to Nicholas Ferguson in respect of the year ended 30 June 2002, for which he was an executive director of the Company. No pension contributions are payable by Nicholas Ferguson personally.


    Accrued Pension from 22 September 1980 to 30 June 2001      GBP93,395 p.a.
    Accrued Pension at 30 June 2002                            GBP103,265 p.a.
    Increase in accrued pension                                  GBP9,370 p.a.
    Transfer value of increase in accrued pension                    GBP93,202

The following figures apply to Andrew Williams in respect of the period 3 May 2002 to 30 June 2002, for which he was an executive director of the Company. No pension contributions are payable by Andrew Williams personally.


      Accrued Pension from 7 November 1983 to 3 May 2002     GBP76,139 p.a.
      Accrued Pension at 30 June 2002                        GBP77,760 p.a.
      Increase in accrued pension                             GBP1,621 p.a.
      Transfer value of increase in accrued pension               GBP22,939

SHARE OPTIONS

So as to link a significant proportion of their remuneration to the long term stock market performance of the Company and to the achievement of predetermined financial targets, the interests of the Company's Executive Directors and other executives of the Group are aligned with shareholders through the operation of the Company's Executive Share Option Plan, which was introduced at the Extraordinary General Meeting held on 3 May 2001.


Remuneration Report continued

Options will be granted regularly to qualifying employees and secondees of the Group and the Committee will determine grant levels, taking into account the development of the business and individual performance.
All options are granted at around the prevailing market price at the time of grant.

Remuneration Report continued

The Remuneration Committee intends to set appropriately demanding performance targets on the exercise of options. For the options that were granted in June 2001 and April 2002, the target is for growth in the Company's net asset value per ordinary share to exceed the growth in the Retail Prices Index ("RPI") plus 4% per annum over the three years from the date of grant. If the performance targets are not satisfied on the third anniversary of the date of grant, for the options granted in June 2001 they may be re-tested every six months over the ten year life of the option and for the options granted in April 2002 they may be re-tested every six months up to six years from grant.

To the extent that the performance target has been met, options are exercisable from three years from grant. However, for the initial share option grant, a staggered vesting schedule will operate for the Company's Executive Directors and senior executives of the Group, such that two-thirds of the initial option grant is exercisable three years from grant, with the remaining one third exercisable four years from grant.

CURRENT REMUNERATION

The emoluments of the Directors in respect of the year ended 30 June 2002 were as specified below:


  Executive           Salary    Benefits       Annual         Total         Total            Pension         Pensions
                     & fees     in kind     bonus[SS]     emoluments    emoluments    contributions++    contributions
                    GBP'000     GBP'000      GBP'000        year to       year to            year to          year to
                                                       30 June 2002        30 June      30 June 2002     30 June 2001
                                                            GBP'000          2001            GBP'000          GBP'000
                                                                          GBP'000

  N E H Ferguson        332           7          484            823            10                150                -
  A C Williams+          47           -           54            101             -                  3                -
  Non-Executive
  J J McLachlan          75           -            -             75            50                  -                -
  N E H Ferguson*         -           -            -              -             5                  -                -
  C J Govett             24           -            -             24            18                  -                -
  A J Habgood            24           -            -             24            18                  -                -
  E W Koning             20           -            -             20            17                  -                -
  D Raeburn              22           -            -             22             1                  -                -
  I P Sedgwick           17           -            -             17            15                  -                -
  J Strangfeld            -           -            -              -            15                  -                -
  A F Sykes               4           -            -              4             -                  -                -
  Aggregate             565           7          538          1,110           149                153                -
  emoluments


[SS] Bonuses include provision for amounts accrued but not paid in respect of the 6 months ended 30 June 2002. Annual bonuses are awarded in respect of calendar years.

++ Pensions contributions include GBP125,000 paid to a money purchase scheme on behalf of Nicholas Ferguson in respect of the 6 months to 31 December 2001.
All other contributions relate to a defined benefit scheme, further details for which are provided on page 27 and in note 6 to the accounts.

+ This relates to Andrew Williams's remuneration for the period 3 May 2002 to 30 June 2002.

* Nicholas Ferguson's fee for period from 1 July 2000 to 31 December 2000 was paid to Schroder Ventures (London) Limited. Nicholas Ferguson agreed to waive his fees as a non-executive Director of SVIIT with effect from 1 January 2001.

OPTIONS HELD BY DIRECTORS OVER ORDINARY SHARES OF THE COMPANY

The following Directors have been granted options over Ordinary Shares under the Executive Share Option Plan:


                   At 1 July    Options      Options    Options    At 30 June    Exercise        Exercise dates*
  Director             2001+    granted    exercised     lapsed          2002       price       Earliest       Latest

  N E H Ferguson     715,446          -            -          -       715,446      410.0p   21 June 2004       20 June 2011

                     357,724          -            -          -       357,724      410.0p   21 June 2005       20 June 2011

                           -    404,484            -          -       404,484      334.5p   5 April 2005       4 April 2012

  A C Williams       373,983          -            -          -       373,983      410.0p   21 June 2004       20 June 2011

                     186,992          -            -          -       186,992      410.0p   21 June 2005       20 June 2011

                     272,645          -            -          -       272,645      334.5p   5 April 2005       4 April 2012

  Total            1,906,790    404,484            -          -     2,311,274


* Options are exercisable subject to appropriate performance targets being met.

+ The figures stated for Andrew Williams reflect his holdings on the date of his appointment (3 May 2002).

The mid-market price of shares at 30 June 2002 was 354.5p and the range during the financial year was 296.5p to 393.0p.

Independent Auditors' Report
To the Members of Schroder Ventures International Investment Trust plc

We have audited the Group's accounts for the year ended 30 June 2002 which comprise the Consolidated Statement of Total Return, Company Statement of Total Return, Group and Company Balance Sheets, Consolidated Cash Flow Statement and the related notes 1 to 31. These accounts have been prepared on the basis of the accounting policies set out therein.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the Annual Report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the accounts in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited accounts. This other information comprises the Investment Objective, Directors and Advisers, Financial Highlights and Historical Record, Chairman and CEO's Statement, Portfolio Review, Twenty Largest Underlying Companies, List of Investments, Report of the Directors, Statement of Directors' Responsibilities, Corporate Governance, Remuneration Report, and translated into euros the Consolidated Statement of Total Return, Group and Company Balance Sheets, and Consolidated Cash Flow Statement and the Company Summary, Information for Shareholders, Notice and Agenda and Glossary. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2002 and of the net deficit of the Company and of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London

7 October 2002


Consolidated Statement of Total Return
(INCORPORATING THE REVENUE ACCOUNT)


                                                For the year ended                       For the year ended
                             Notes    30 June 2002    30 June 2001     Total          Revenue    Capital        Total
                                           Revenue         Capital    GBP'000        GBP'000      GBP'000     GBP'000
                                          GBP'000          GBP'000

  Realised gains on
  investments                   12               -          11,914     11,914               -       4,774       4,774

  Unrealised losses on
  investments                   12               -         (4,202)    (4,202)               -    (49,190)    (49,190)

  Gains/(losses) on
  investments                                    -           7,712      7,712               -    (44,416)    (44,416)

  Foreign exchange
  gains/(losses) on
  currency balances                              3              42         45               -       (755)       (755)

  Income                         2           7,674               -      7,674           5,616           -       5,616
  Expenses                       3         (7,293)               -    (7,293)         (2,235)           -     (2,235)

  Net return/(deficit)
  before finance costs
  and taxation                                 384           7,754      8,138           3,381    (45,171)    (41,790)

  Interest payable and
  similar charges                7         (1,832)               -    (1,832)           (583)           -       (583)

  Net (deficit)/return on
  ordinary activities
  before taxation                          (1,448)           7,754      6,306           2,798    (45,171)    (42,373)

  Tax on ordinary
  activities                     8           (105)               -      (105)           (141)           -       (141)

  (Deficit)/return on
  ordinary activities
  after tax for the year                   (1,553)           7,754      6,201           2,657    (45,171)    (42,514)


  Minority interest -
  equity                                       (2)              16         14             (2)         104         102

  (Deficit)/return on
  ordinary activities
  after tax and minority
  interest for the year
  attributable to equity
  shareholders                             (1,555)           7,770      6,215           2,655    (45,067)    (42,412)


  Dividends
  No final dividend
  (2001: 1.80p per
  ordinary share)                9               -               -          -         (1,841)           -     (1,841)

  (Deficit)/surplus
  transferred (from)/to
  reserves                                 (1,555)           7,770      6,215             814    (45,067)    (44,253)

  Return per ordinary share     10         (1.52)p           7.60p      6.08p           2.60p    (44.07)p    (41.47)p

  Return per ordinary
  share - diluted               10         (1.52)p           7.60p      6.08p             [ss]       [ss]       [ss]


[ss] There is no dilution (see note 10).

The notes on pages 34 to 51 form an integral part of these accounts.

The revenue column of this statement is the consolidated profit and loss account of the Group. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the year.

Consolidated Statement of Total Return
(INCORPORATING THE REVENUE ACCOUNT)

                                               For the year ended                       For the year ended
                                                  30 June 2002                             30 June 2001
                              Notes           Revenue    Capital     Total            Revenue    Capital        Total
                                             GBP'000     GBP'000    GBP'000          GBP'000      GBP'000     GBP'000

  Realised gains on
  investments                    12                 -     11,654     11,654                 -       4,564       4,564
  Unrealised losses on
  investments                 12/14                 -    (3,587)    (3,587)                 -    (48,645)    (48,645)

  Gains/(losses) on
  investments                                       -      8,067      8,067                 -    (44,081)    (44,081)

  Foreign exchange losses
  on currency balances                              -       (91)       (91)                 -       (755)       (755)

  Income                          2             1,638          -      1,638             5,218           -       5,218
  Expenses                        3             (927)          -      (927)           (2,070)           -     (2,070)

  Net return/(deficit)
  before finance costs and
  taxation                                        711      7,976      8,687             3,148    (44,836)    (41,688)

  Interest payable and            7           (1,832)          -    (1,832)             (583)           -       (583)
  similar charges

  Net (deficit)/return on
  ordinary activities
  before taxation                             (1,121)      7,976      6,855             2,565    (44,836)    (42,271)

  Tax on ordinary
  activities                      8             (116)          -      (116)             (141)           -       (141)

  (Deficit)/return on
  ordinary activities
  after tax for the year                      (1,237)      7,976      6,739             2,424    (44,836)    (42,412)

  Dividends
  No final dividend (2001:
  1.80p per ordinary
  share)                          9                 -          -          -           (1,841)           -     (1,841)

  (Deficit)/surplus
  transferred (from)/to
  reserves                                    (1,237)      7,976      6,739               583    (44,836)    (44,253)
  Return per ordinary
  share                          10           (1.21)p      7.80p      6.59p             2.37p    (43.84)p    (41.47)p
  Return per ordinary
  share - diluted                10           (1.21)p      7.80p      6.59p              [ss]        [ss]        [ss]


[ss] There is no dilution (see note 10).

The notes on pages 34 to 51 form an integral part of these accounts.

The revenue column of this statement is the Company's profit and loss account. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the year.


Balance Sheets


                                                                  At 30 June 2002               At 30 June 2001
                                                    Notes              Group    Company              Group    Company
                                                                     GBP'000    GBP'000            GBP'000    GBP'000

  TANGIBLE FIXED ASSETS                                11                296          -                  -          -
                                                                         296          -                  -          -
  FIXED ASSET INVESTMENTS
  Funds and co-investments                          12/13            422,823    401,348            387,030    362,859
  Fixed interest investments                        12/13             31,000     31,000             24,853     24,853
  Investment in subsidiaries                           14                  -     29,560                  -     30,194
                                                                     453,823    461,908            411,883    417,906

  CURRENT ASSETS
  Debtors                                              15              3,548      1,799              2,933        808
  Cash at bank and short-term deposits                                 9,303        798              7,191        449
                                                                      12,851      2,597             10,124      1,257

  CURRENT LIABILITIES
  Creditors: amounts falling due within one year       16              4,357      1,742              4,747      2,291

  NET CURRENT ASSETS/(LIABILITIES)                                     8,494        855              5,377    (1,034)

  TOTAL ASSETS LESS CURRENT LIABILITIES                              462,613    462,763            417,260    416,872

  Creditors: amounts falling due after more than
  one year                                             17             39,152     39,152                  -          -

  Minority interest - non-equity                                         100          -                100          -
  Minority interest - equity                                             274          -                288          -

  NET ASSETS                                                         423,087    423,611            416,872    416,872

  CAPITAL AND RESERVES
  Called up share capital                              20            102,266    102,266            102,266    102,266
  Share premium account                                21              7,453      7,453              7,453      7,453
  Capital redemption reserve                           22              3,204      3,204              3,204      3,204
  Share purchase reserve                               23             92,054     92,054             92,054     92,054
  Capital reserve                                      24            216,705    216,683            208,935    208,707
  Revenue reserve                                      25              1,405      1,951              2,960      3,188

  EQUITY SHAREHOLDERS' FUNDS                           26            423,087    423,611            416,872    416,872

  Net asset value per ordinary share - undiluted       27             413.7p     414.2p             407.6p     407.6p
  - diluted                                            27             412.3p     412.8p                [ss]      [ss]



[ss] There is no dilution (see note 27)

The accounts were approved by the Board of Directors on 7 October 2002 and signed on behalf of the Board by:

John J. McLachlan
Nicholas E. H. Ferguson
Directors

The notes on pages 34 to 51 form an integral part of these accounts.

Consolidated Cash Flow Statement

                                                             For the year ended                    For the year ended
                                                                   30 June 2002                          30 June 2001
                                                           Note         GBP'000                               GBP'000
  OPERATING ACTIVITIES
  Income received on investments                                          1,567                                 5,623
  Bank interest received                                                    454                                   570
  Investment advisory fee income received                                 5,047                                    35
  Administrative expenses paid                                          (7,279)                               (2,417)

  Net cash (outflow)/inflow from
  operating activities                                       26           (211)                                 3,811

  RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
  Interest paid                                                               -                                 (224)
  Loan facility costs                                                     (550)                               (1,046)
  Net cash outflow from returns on
  investments and servicing of finance                                    (550)                               (1,270)

  TAXATION
  UK tax recovered                                                            -                                   339
  Overseas tax suffered                                                   (117)                                 (154)
  Total tax (paid)/recovered                                              (117)                                   185

  CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
  Purchase of fixed interest securities                               (316,731)                             (351,516)
  Purchase of subsidiaries                                                    -                                  (36)
  Purchase of tangible fixed assets                                       (311)                                     -
  Sale of fixed interest securities                                     311,001                               452,217
  Calls paid                                                           (77,474)                             (156,024)
  Capital distributions received                                         48,976                                53,647

  Net cash outflow from capital
  expenditure and financial investment                                 (34,539)                               (1,712)

  EQUITY DIVIDENDS PAID
  Dividends                                                             (1,841)                               (4,182)
  Total dividends paid                                                  (1,841)                               (4,182)

  FINANCING
  Proceeds from convertible bond issue                                   40,000                                     -
  Issue and listing costs of convertible
  bonds                                                                   (675)                                     -
  Net cash inflow from financing                                         39,325                                     -

  NET CASH INFLOW/(OUTFLOW)                                               2,067                               (3,168)


RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS


                                                             For the year ended                    For the year ended
                                                                   30 June 2002                          30 June 2001
                                                           Note         GBP'000                               GBP'000

  Increase/(decrease) in cash during the
  year                                                                    2,067                               (3,168)
  Cash acquired on purchase of
  subsidiaries                                                                -                                   834
  Exchange gain/(loss) on currency
  balances                                                                   45                                 (755)

  Increase in convertible bonds                                        (39,152)                                     -
  Change in net (debt)/funds                                           (37,040)                               (3,089)
  Net funds at the beginning of the year                                  7,191                                10,280
  Net (debt)/funds at the end of the year                    29        (29,849)                                 7,191



The notes on pages 34 to 51 form an integral part of these accounts.

Notes to the Accounts

1.     ACCOUNTING POLICIES

A summary of the more important accounting policies is set out below:

a) These accounts have been prepared under the historical cost convention modified to include certain investments at valuation, and in accordance with accounting standards applicable in the United Kingdom and the Statement of Recommended Practice "Financial Statements of Investment Trust Companies". The accounting policies used to prepare the accounts have no material variations from generally accepted accounting principles in the United States and those required by SEC Regulation S-X.

b) Tangible fixed assets

   The Group's assets which include leasehold improvements, office equipment, telecommunications and computers are included at cost and are depreciated over their useful lives on a straight line basis at rates varying between 20 per cent. and 33 per cent. per annum.

c) Fixed asset investments

   Equity share investments, fixed income and loan investments, interests in partnerships and unit trusts, together with interests in any associated undertakings and the investments in the various Schroder Ventures' and Permira funds, will be regarded as financial fixed assets as they are held for long term investment purposes. The treatment of associated undertakings in the same way as other fixed asset investments is in accordance with Financial Reporting Standard 9.

d) Valuation of investments

   The Company's investments in the various Schroder Ventures' and Permira funds are valued by the Directors at the balance sheet date by valuing the underlying investments comprising the portfolios of the Schroder Ventures' and Permira funds in accordance with the valuation policies set out below, as adjusted, where appropriate, for other assets and liabilities of the Schroder Ventures' and Permira funds. The valuation policies of the Company are consistent with the current guidelines issued by the British Venture Capital Association ("BVCA"). In accordance with these guidelines where, in an exceptional case, the strict application of the valuation policies set out below, would not, in the opinion of the Directors, result in a fair value being ascribed to an investment, the Directors may adopt an alternative valuation in accordance with the overriding BVCA principle that the value should be a fair one.


   Quoted investments
   All investments listed on recognised stock exchanges are valued at the quoted mid-market price at the balance sheet date. If an investment is subject to restrictions affecting its disposal, or if the holding is significant in relation to the issued share capital, a discount of generally between 0 per cent. and 50 per cent. to that price will be applied.

   Unquoted equity investments

   (i) All Early Stage Equity investments are valued at cost unless one of the following applies:

            (1) performance indicates that there has been a permanent and significant diminution in the valuation of the investment. If this is the case, provisions in incremental tranches of 25 per cent. of original cost will be made; or

            (2) a significant transaction involving an independent third party at arm's-length values the investment at a materially different value.
   (ii) All Development Stage Equity investments are valued at cost, or cost less a provision, for at least one year unless this basis of valuation is unsustainable.

Thereafter, they will be valued as follows:

            (1) where available, either on the basis of a significant
                transaction by an independent third party in the equity of the investee company or an independent third party valuation of the equity; or

Notes to the Accounts continued

            (2) where a significant portion of the assets are held in real property on the basis of discounted net asset values; or

            (3) where the investee company is performing significantly below expectations, at cost less provisions in incremental tranches of 25 per cent.; or

            (4) where the company is profitable and performing satisfactorily, on the basis of earnings (A) capitalised at an appropriate price-earnings multiple (B);

            (A) the earnings of the investee company will be based on the latest audited accounts or management accounts where appropriate and

            (B) the price-earnings multiple:

                - will take into account the capital and debt structure of the investee company

                - will be based on either comparable company or industry sector multiples taken from the relevant stock exchange

                - will be subject to a minimum discount of 25 per cent. to reflect risk, the illiquidity of the investment and the approximate nature of a valuation based on earnings unless early realisation is expected in which case a smaller discount will be applied.

   Unquoted loan stock and preference shares

   Loan stock and preference shares will be valued at cost plus any accrued interest and redemption premia less, in cases where the investee company is performing significantly below expectations, any provisions in incremental tranches of 25 per cent.

   Carried interest and management fees
   For the purpose of valuing the Company's holdings in the various Schroder Ventures' and Permira funds, management fees due to Schroder Ventures or Permira will be accounted for on the accruals basis. An estimate of Carried Interest, the allocation to Schroder Ventures or Permira of 20 per cent. of the profits arising in each Fund calculated by reference to the valuations of the underlying investments, will be deducted from the values of the Company's holdings. Disclosed valuations of individual investee companies will, by necessity, be shown before deduction of Carried Interest.

e) Income and capital gains recognition
   The Company's income and capital gains are expected to be derived primarily from future distributions in respect of its holdings in Schroder Ventures' or Permira funds. The Company will account for such distributions by reference to the underlying source of the distribution.

   Revenue distributions receivable by the Company which arise from dividends, interest and other revenue items through the Schroder Ventures' and Permira funds will be credited to the Company's revenue account when such income distributions are declared. Investment income arising from directly held investments of the Company will, in the case of dividends, be included as revenue in the period in which they go ex-dividend, and, in the case of interest income which, together with interest payable and all other revenue expenses, will be treated on an accruals basis.

   Realised profits on capital distributions receivable by the Company which arise from the realisation of investments within the Schroder Ventures' and Permira funds will be credited to the Company's capital reserve when they are declared.

f) Foreign currencies

   Transactions denominated in foreign currencies will be translated at the exchange rate at the date of the transaction. Assets and liabilities recorded in foreign currencies will be translated into sterling at exchange rates at the date of the accounts. Exchange differences arising from the re-translation of the opening net investments will be taken to reserves and reported in the Consolidated and the Company's Statement of Total Return.


Notes to the Accounts continued

   Foreign subsidiary financial statements are translated into sterling using the closing rate method with all exchange differences taken to reserves and reported in the Consolidated Statement of Total Return. All other foreign exchange differences will be included as an exchange gain or loss in capital reserve or in the revenue account depending on whether the gain or loss is of a capital or revenue nature respectively.

g) Finance costs

   All finance costs are charged directly to revenue.

h) Taxation

   Deferred tax is provided in accordance with FRS19 on all timing differences that have originated but not reversed by the balance sheet date. Deferred tax assets are only recognised to the extent that they are recoverable. The adoption of FRS19 has had no impact on current or prior year results.

i) Basis of consolidation

   The Consolidated Statement of Total Return and Balance Sheet include the financial statements of the company and its subsidiary undertakings made up to the balance sheet date using the purchase method, with the exception of Schroder Ventures North America Inc. ("SVNA") which has a year-end to 31 December. In respect of SVNA, audited financial statements to 31 December 2001, together with management accounts covering the remaining 6 months, have been used in preparing the consolidated financial statements. Goodwill arising on consolidation is written off against reserves on acquisition. In the Company's accounts, investments in subsidiary undertakings are stated in accordance with the policies outlined under (c) above.

j) Capital reserves

   Capital Reserve - Realised

   The following are accounted for in this reserve:

   - gains and losses on the realisation of investments calculated by reference to their carrying value at the previous balance sheet date.

   - realised exchange differences of a capital nature.

   Capital Reserve - Unrealised

   The following are accounted for in this reserve:

   - increases and decreases in the revaluation of investments held at the year end

   - unrealised exchange differences of a capital nature

   - exchange differences arising on consolidation.


2.     INCOME



                                                         For the        For the          For the         For the
                                                      year ended      year ended      year ended      year ended
                                                    30 June 2002    30 June 2002    30 June 2001    30 June 2001
                                                           Group         Company           Group         Company
                                                         GBP'000         GBP'000         GBP'000         GBP'000
       Income from fixed interest securities                 767             767           3,564           3,564
       Dividends                                             770             770           1,403           1,403
       Interest receivable and similar income                452             101             541             251
       Income from investment advisory services            5,685               -             108               -
                                                           7,674           1,638           5,616           5,218
Notes to the Accounts continued
Income arises mainly from UK assets or operations.



3.     EXPENSES



                                                            For the        For the          For the         For the
                                                         year ended      year ended      year ended      year ended
                                                       30 June 2002    30 June 2002    30 June 2001    30 June 2001
                                                              Group         Company           Group         Company
                                                            GBP'000         GBP'000         GBP'000         GBP'000
    Fees payable to Schroder Investment Management
    Limited (note 30)                                           293             293             345             345
    Directors' remuneration (note 4)                          1,110             186             149             139
    Staff costs (note 5)                                      4,258               -              93               -
    Depreciation                                                 65               -               -               -
    General expenses                                          1,416             331             438             383
    Enlargement of operations costs                              62              62             840             840
    EDR listing costs                                             -               -             230             230
    Auditors' remuneration:
    - audit                                                      74              40              31              24
    - non-audit*                                                 15              15             109             109
                                                              7,293             927           2,235           2,070

*In addition, fees for non-audit services amounting to GBP21,000 in respect of the issue of convertible bonds are payable. These will be amortised over 10 years along with other issue costs (note 17).

Certain costs, primarily loan facility costs (note 7), have been reclassified from last year's accounts, as considered more appropriate.

4.     DIRECTORS' REMUNERATION

                                                       For the         For the        For the         For the
                                                    year ended      year ended      year ended      year ended
                                                  30 June 2002    30 June 2002    30 June 2001    30 June 2001
                                                         Group         Company           Group         Company
                                                       GBP'000         GBP'000         GBP'000         GBP'000

          J J McLachlan                                     75              75              50              50
          N E H Ferguson                                   823               -              15               5
          C J Govett                                        24              24              18              18
          A J Habgood                                       24              24              18              18
          E W Koning                                        20              20              17              17
          D Raeburn                                         22              22               1               1
          I P Sedgwick (resigned 3 May 2002)                17              17              15              15
          J Strangfeld                                       -               -              15              15
          A F Sykes (appointed 3 May 2002)                   4               4               -               -
          A C Williams (appointed 3 May 2002)              101               -               -               -
                                                         1,110             186             149             139


The amounts shown above do not include any payments or rights to pensions. Further details on Directors' emoluments are contained in the separate Remuneration Report on pages 27 and 28. As shown above, Nicholas Ferguson is the highest paid director.



5.     STAFF COSTS

                                                     For the        For the          For the         For the
                                                  year ended      year ended      year ended      year ended
                                                30 June 2002    30 June 2002    30 June 2001    30 June 2001
                                                       Group         Company           Group         Company
                                                     GBP'000         GBP'000         GBP'000         GBP'000
            Salaries and other remuneration            3,491               -              80               -
            Social security costs                        409               -               6               -
            Pension costs (note 6)                       358               -               7               -
                                                       4,258               -              93               -


Notes to the Accounts continued

The Company has no employees. The average number of employees employed by subsidiary undertakings was:


                                                                                    For the         For the
                                                                                 year ended      year ended
                                                                               30 June 2002    30 June 2001
                                                                                     Number          Number
            Full-time employees                                                          17              12
            Seconded staff                                                                4               4
                                                                                         21              16


6.     PENSION COSTS

The charge for pension costs comprises:


                                                 For the        For the          For the         For the
                                              year ended      year ended      year ended      year ended
                                            30 June 2002    30 June 2002    30 June 2001    30 June 2001
                                                   Group         Company           Group         Company
                                                 GBP'000         GBP'000         GBP'000         GBP'000
                Defined benefit schemes               52               -               1               -
                Money purchase schemes               306               -               6               -
                                                     358               -               7               -

The Group does not participate in a SVIIT Group pension scheme. Costs in respect of defined benefit schemes relate to payments due to the Schroders Retirement Benefits Scheme ("the Scheme") in respect of 4 employees, including the Company's executive directors, seconded from Schroder Investment Management Limited to Schroder Ventures (London) Limited ("SVLL"), a wholly owned subsidiary of SVIIT. SVLL and the Scheme's trustees, taking advice from the independent actuaries, agree the contributions.

In accordance with FRS 17, the scheme is accounted for as a defined contribution scheme on the basis that the Group is unable to identify its share of the underlying assets and liabilities of the Scheme at the balance sheet date. Further details of the Scheme can be found in the Annual Report and Accounts of Schroders plc. In particular, the Scheme had 858 active members at 31 December 2001 and the accounts of Schroders plc disclosed a net pension asset less prepayment in respect of the Scheme of GBP38.4 million, calculated under FRS 17 based on interim valuations prepared by independent qualified actuaries.


7.     INTEREST PAYABLE AND SIMILAR CHARGES


                                                            For the        For the          For the         For the
                                                         year ended      year ended      year ended      year ended
                                                       30 June 2002    30 June 2002    30 June 2001    30 June 2001
                                                              Group         Company           Group         Company
                                                            GBP'000         GBP'000         GBP'000         GBP'000
    Convertible bond interest                                 1,100           1,100               -               -
    Convertible bond - amortisation of issue costs               45              45               -               -
    Loan facility costs                                         687             687             359             359
    Other interest                                                -               -             224             224
                                                              1,832           1,832             583             583


Loan facility costs were included as expenses in last year's accounts but are more appropriately described as finance costs and therefore included as part of interest payable and similar charges.


Notes to the Accounts continued

8.     TAXATION

       (a) The charge for taxation for the year is made up as follows:

                                                       For the        For the          For the         For the
                                                    year ended      year ended      year ended      year ended
                                                  30 June 2002    30 June 2002    30 June 2001    30 June 2001
                                                         Group         Company           Group         Company
                                                       GBP'000         GBP'000         GBP'000         GBP'000
         Current tax
         Corporation tax                                     -               -               -               -
         Double taxation relief                              -               -               -               -
                                                             -               -               -               -
         Overseas tax                                      133             116             141             141
         Prior year adjustment                            (64)               -               -               -
         Total current tax (note 8(b))                      69             116             141             141
         Deferred Tax
         Deferred tax - prior year adjustment               36               -               -               -
         Total deferred tax                                 36               -               -               -
         Total tax                                         105             116             141             141


There are no profits chargeable to corporation tax in the current year. Excess management expenses relating to the venture fund investments are available to set against any taxable income of the Company. These excess management expenses are included within the investments in venture funds in the balance sheet of the Company and are not reflected in the Company's revenue account. If in a future year in relation to the venture fund investments, income exceeds expenses, the taxation charge to the Company's revenue account will include tax on this excess with a suitable note by way of explanation.

Notes to the Accounts continued


8.     TAXATION continued

       b) Factors affecting current tax charge for the year:

       The tax assessed for the period is lower than the standard rate of corporation tax in the UK for a large company (30%). The differences are explained below:


                                                             For the        For the          For the         For the
                                                          year ended      year ended      year ended      year ended
                                                        30 June 2002    30 June 2002    30 June 2001    30 June 2001
                                                               Group         Company           Group         Company
                                                             GBP'000         GBP'000         GBP'000         GBP'000
   (Deficit)/return before taxation                          (1,448)         (1,121)           2,798           2,565
   Corporation tax at 30%                                      (434)           (336)             839             770

   Effects of:
   Overseas taxation written off                                 133             116             141             141
   Overseas tax claimed as an expense                           (86)               -               -               -
   Non deductible expenses                                        54              40             366             366
   Taxable dividend credited to capital                          274             274               -               -
   Unutilised current year expenses carried forward              250              22               -               -
   Venture funds expenses utilised in year                         -               -         (1,136)         (1,136)
   Income of subsidiary not taxable                             (58)               -            (69)               -
   Prior year adjustment - corporation tax                      (64)               -               -               -
   Current tax charge for the year (Note 8(a))                    69             116             141             141



   (c) Factors affecting future tax charges

   The Group currently has and expects to generate surplus tax losses. A deferred tax asset in respect of these surplus losses is not recognised because their utilisation is considered unlikely in the foreseeable future.

9.     DIVIDENDS

No dividend has been proposed in respect of the current financial year. For the year ended 30 June 2001 a dividend of 1.80p per share was declared based on 102,265,699 ordinary shares in issue.



10.    RETURN PER ORDINARY SHARE


                 For the year ended                For the year ended
                    30 June 2002                      30 June 2001
             Revenue   Capital    Total     Revenue     Capital         Total
  Group
  Return    (1.521)p    7.598p    6.077p     2.596p    (44.069)p    (41.473)p
  per
  ordinary
  share -
  basic
  - diluted (1.520)p    7.596p    6.076p        n/a          n/a          n/a

The basic revenue return per ordinary share is based on the net deficit on ordinary activities after taxation and minority interests of GBP1,555,000 (2001: return of GBP2,655,000) and on 102,265,699 ordinary shares (2001:
102,265,699) being the weighted average number of shares in issue during the year.

The capital return per ordinary share is based on the net return for the year of GBP7,770,000 (2001: deficit of GBP45,067,000) and on 102,265,699 ordinary shares (2001: 102,265,699) being the weighted average number of shares in issue during the year.


                 For the year ended                For the year ended
                    30 June 2002                      30 June 2001
             Revenue   Capital    Total     Revenue      Capital        Total
  Company
  Return    (1.210)p    7.799p    6.589p     2.370p    (43.843)p    (41.473)p
  per ordinary
  share - basic
  - diluted (1.210)p    7.797p    6.587p        n/a          n/a          n/a


The basic revenue return per ordinary share is based on the net deficit on ordinary activities after taxation of GBP1,237,000 (2001: return of GBP2,424,000) and on 102,265,699 ordinary shares (2001: 102,265,699) being the weighted average number of shares in issue during the year.

The capital return per ordinary share is based on the net return for the year of GBP7,976,000 (2001: deficit of GBP44,836,000) and on 102,265,699 ordinary shares (2001: 102,265,699) being the weighted average number of shares in issue during the year.

The diluted returns per ordinary share for the year ended 30 June 2002 have been calculated in accordance with FRS 14 under which the GBP40 million 4.5% convertible bonds are regarded as dilutive if, on conversion, the increased returns attributable to equity shareholders arising from the interest saved (less taxation), divided by the increased weighted average number of shares, are less than the basic returns per ordinary share. These calculations assume that conversion of dilutive potential ordinary shares takes place on 21 November 2001, the date the bonds were issued at an exercise price of 410p. Based on an average fair value for the Company's shares of 340.8p for the period 21 November 2001 to 30 June 2002, there are no potential dilutive ordinary shares in respect of the convertible bonds.

The diluted returns per ordinary share have also been calculated assuming the exercise of all potential dilutive ordinary shares arising from the share options in issue (see note 20). On this basis, the weighted average number of options exercisable during the year would have been 18,087, resulting in an increased weighted average number of shares of 102,283,786 used for calculating the diluted returns.

There is no difference between the returns for the financial year used in the basic and diluted returns per share calculations.

Diluted returns have not been calculated for the prior year as there were no convertible bonds in issue during the year ended 30 June 2001. In addition, the exercise price of options granted on 21 June 2001 exceeded the fair value of the Company's shares, calculated in accordance with FRS 14, and the options were therefore not dilutive.

11.    TANGIBLE FIXED ASSETS (GROUP)

                               Leasehold                    Telecom-    Total
                            improvements     Computer    munications    GBP'000
                                   GBP'000    equipment   and Office
                                                GBP'000    equipment
                                                             GBP'000
  Cost
  At 1 July 2001                       -            -              -        -
  Additions                          144          127             88      359
  Disposals                            -            -              -        -
  Exchange translation                 -            1              1        2
  adjustments
  At 30 June 2002                    144          128             89      361

  Depreciation
  At 1 July 2001                       -            -              -        -
  Charge for the year                 23           32             10       65
  Disposals                            -            -              -        -
  Exchange translation                 -            -              -        -
  At 30 June 2002                     23           32             10       65

  Net book value                     121           96             79      296
  At 30 June 2002
  At 1 July 2001                       -            -              -        -


Notes to the Accounts continued

12.    INVESTMENTS

  (a) Group

                                         2002               2002         2002
                                    Funds and     Fixed Interest        Total
                               Co-Investments        Investments    Portfolio
                                      GBP'000            GBP'000      GBP'000

  Cost brought forward                438,230             24,916      463,146
  Unrealised loss brought forward    (51,200)               (63)     (51,263)
  Valuation at the beginning of       387,030             24,853      411,883
  the year
  Calls and purchases payable          77,474            316,731      394,205
  Distributions and sales            (48,976)          (311,001)    (359,977)
  receivable
  Realised gain                        11,553                361       11,914
  Unrealised (loss)/gain              (4,258)                 56      (4,202)
  Valuation carried forward           422,823             31,000      453,823

  Gains on investments

                                                            2002         2001
                                                         GBP'000      GBP'000

  Realised gain on investments                            20,418       42,006
  based on historical cost
  Less: amounts recognised as                            (8,504)     (37,232)
  unrealised in previous year
  Realised gain based on carrying                         11,914        4,774
  value at previous balance sheet
  date
  Net movement in unrealised                             (4,202)     (49,190)
  losses
  Total gains/(losses) on                                  7,712     (44,416)
  investments

  (b) Company

                                         2002               2002         2002
                                    Funds and    Fixed Interest         Total
                               Co-Investments        Investments    Portfolio
                                      GBP'000            GBP'000      GBP'000

  Cost brought forward                407,521             24,916      432,437
  Unrealised loss brought forward    (44,662)               (63)     (44,725)
  Valuation at the beginning of       362,859             24,853      387,712
  the year
  Calls and purchases payable          77,455            316,731      394,186
  Distributions and sales            (48,000)          (311,001)    (359,001)
  receivable
  Realised gain                        11,293                361       11,654
  Unrealised (loss)/gain              (2,259)                 56      (2,203)
  Valuation carried forward           401,348             31,000      432,348





Gains on investments
                                                            2002         2001
                                                         GBP'000      GBP'000

  Realised gain on investments                            20,225       41,624
  based on historical cost
  Less: amounts recognised as                            (8,571)     (37,060)
  unrealised in previous year
  Realised gain based on carrying                         11,654        4,564
  value at previous balance sheet
  date
  Net movement in unrealised                             (2,203)     (38,551)
  losses
  Total gains/(losses) on                                  9,451     (33,987)
  investments


Notes to the Accounts continued


13.    GEOGRAPHICAL ANALYSIS OF INVESTMENTS


                                        2002       2002       2001       2001
                                       Group    Company      Group    Company
                                     GBP'000    GBP'000    GBP'000    GBP'000
  Funds and co-investments
  Europe
  United Kingdom                      14,996     14,163     16,892     15,795
  France                                 655        655      2,427      2,427
  Germany                              7,480      3,928     10,122      5,415
  Italy                                1,863      1,863      4,995      4,995
  Spain                                  797        797      1,994      1,994
  Pan Europe                         259,737    259,737    209,470    209,470
  Total Europe                       285,528    281,143    245,900    240,096

  Asia
  Asia Pacific                        29,512     15,657     30,700     16,447
  Japan                               17,058     13,869     21,700     17,586
  Total Asia                          46,570     29,526     52,400     34,033

  North America
  Canada                              26,065     26,065     31,710     31,710
  United States*                      64,660     64,614     57,020     57,020
  Total Americas                      90,725     90,679     88,730     88,730
  Total Funds and Co-Investments     422,823    401,348    387,030    362,859

* Schroder Ventures International Life Sciences Funds I and II and International Life Sciences Fund III have been included within the United States.

All Funds held by the Group are unlisted. However, some of the underlying companies held within those Funds are listed. Included in the value of Total Funds and co-investments of GBP422,823,000 are listed investments amounting to GBP38,700,000 (2001: GBP46,100,000).


  Fixed Interest Investments
  Sterling denominated                 7,884      7,884      2,222      2,222
  Euro denominated                    14,457     14,457     12,300     12,300
  US dollar denominated                8,659      8,659     10,331     10,331
  Total Fixed Interest                31,000     31,000     24,853     24,853
  Investments
  Total Investment Portfolio         453,823    432,348    411,883    387,712

Significant interests in Investment Funds

Details of investments in which the Company or Group has an interest of 10% or more of any class of share/units are detailed in the list of investments on pages 17 to 20. All of these Funds are managed or advised by Schroder Ventures or Permira.


Notes to the Accounts continued

14.    INVESTMENTS IN SUBSIDIARIES

                                             2002       2001
                                          Company    Company
                                          GBP'000    GBP'000

  Cost at the beginning of the year        24,762     24,012
  Capital injection                           750        750
  Cost at the end of the year              25,512     24,762
  Net unrealised gain on investment         4,048      5,432
  Market value at the end of the year      29,560     30,194

Platinum Trust is included in the Company's balance sheet at its fair value of GBP28,060,000 (2001: GBP29,444,000). Schroder Ventures (London) Limited ("SVLL") is included at cost of GBP1,500,000 (2001: GBP750,000). Schroder Ventures North America Inc. is a wholly owned subsidiary of SVLL.


Subsidiary undertakings at 30 June 2002:


                                  Country of                       Number and       Group         Capital         Net revenue/
                               registration,                         class of     holding             and      (deficit) after
                               incorporation                     shares/units           %     reserves at          tax for the
                                         and                      held by the                     30 June           year ended
                                   operation                            Group                        2002         30 June 2002
                                                                                                  GBP'000              GBP'000

  Company and business              Guernsey            23,112,000 'A'units(1)          99          28,434                  192
  Platinum Trust (unit trust)                              900,000 'B'units(1)          90
                                          UK      1,500,000 Ordinary Shares(2)         100             957                (544)

  Schroder Ventures (London) Limited
  - advisory and administration services  US              500 Common Shares(3)         100             270                   75
  Schroder Ventures North America Inc.
  - broker/dealer

(1) On termination of Platinum Trust, the 'B' units (non-equity) are entitled to a return of the original amount subscribed. The 'A' units (equity) are entitled to the remaining net assets.

(2) The Company acquired 100 ordinary GBP1 shares in Schroder Ventures
    (London) Limited ("SVLL") for GBP100 on 18 June 2001. On 26 June 2001, SVLL issued 749,900 ordinary GBP1 shares to the Company for GBP749,900. On 22 April 2002, SVLL issued a further 750,000 ordinary GBP1 shares to the Company for GBP750,000.

(3) Schroder Ventures North America Inc. ("SVNA") is a subsidiary of
    SVLL. SVLL acquired SVNA on 18 June 2001 for $50,000 and has made a further capital injection of $250,000 in the current year.

15.    DEBTORS


                                          2002       2002     2001       2001
                                         Group    Company    Group    Company
                                       GBP'000    GBP'000  GBP'000    GBP'000
  Amounts falling due within one
  year:
  Deferred tax                               -          -       36          -
  Interest receivable                       43         36       75         71
  Prepayments and other debtors          1,892      1,763      771        737
  Accrued investment advisory fee        1,613          -    2,051          -
  income
                                         3,548      1,799    2,933        808


Notes to the Accounts continued

16.    CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR


                                       2002       2002     2001       2001
                                      Group    Company    Group    Company
                                    GBP'000    GBP'000  GBP'000    GBP'000

     Other creditors and accruals     4,357      1,742    2,906        450
     Proposed final dividend              -          -    1,841      1,841
                                      4,357      1,742    4,747      2,291


The Group has in place a multicurrency revolving loan facility of euro225 million with the Royal Bank of Scotland. No drawdowns have been made under the facility during the year (2001: euroNil).


17.    CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                          2002       2002     2001       2001
                                         Group    Company    Group    Company
                                       GBP'000    GBP'000  GBP'000    GBP'000

  4.5% Subordinated Convertible         40,000     40,000        -          -
  Bonds 2011
  Unamortised issue and listing          (848)      (848)        -          -
  costs
                                        39,152     39,152        -          -


Creditors due after more than one year comprise GBP40 million nominal of 4.5% subordinated convertible bonds which mature on 21 November 2011. These bonds are convertible, at any time, into ordinary shares at an initial conversion price of 410p per share. However, the terms of the bonds provide that the conversion price is subject to adjustment 21 days after the publication of the 2002 annual report and accounts by the amount that the net asset value per ordinary share falls below 407p at either 31 December 2001 or 30 June 2002 rounded down to the nearest penny. As a result, 21 days after publication of this annual report and accounts, the conversion price of the bonds will be 399p, based on the NAV at 31 December 2001.

In accordance with FRS4 "Capital Instruments", issue costs are charged to the revenue account over the term of the capital instrument.

FRS 13 requires disclosure of the fair value of debt. The convertible bonds were not listed at 30 June 2002 and therefore a quoted market value is not available at the balance sheet date. The bonds obtained a listing on the London Stock Exchange on 5 July 2002, with UBS Warburg and Dresdner Kleinwort Wasserstein ("DKW") appointed as market makers. On 8 July 2002, DKW were quoting a bid-offer spread of GBP1 to GBP2. This equates to a fair valuation range of GBP40 - GBP80 million for the bonds in issue.

18.    CONTINGENT LIABILITIES

The Company guarantees any drawings taken out by Platinum Trust under the euro225 million loan facility (GBP145.8 million, translated at the balance sheet date). At 30 June 2002, no drawings had been made under the facility (2001: Nil).

Notes to the Accounts continued

19.    CAPITAL COMMITMENTS

At 30 June 2002, the Group had uncalled commitments to its Fund investments as follows:


                                                     Uncalled        Uncalled
                                                    commitment    commitment*
                                              (local currency)           GBPm

  International Life Sciences Fund III**                $42.0m           27.5
  Permira Europe I                                    euro6.9m            4.4
  Permira Europe II                                 euro442.5m          286.7
  Schroder Canadian Buy-Out Fund II                     C$0.9m            0.4
  Schroder Canadian Buy-Out Fund III                   C$36.5m           15.7
  Schroder Ventures Asia Pacific Fund***                $58.4m           38.3
  Schroder Ventures International Life                  $12.3m            8.1
  Sciences Fund II
  Schroder Ventures US Fund                            $27.7m            18.2
  The Japan Venture Fund III                           Y711.6m            3.9
  Total                                                                 403.2

     *     Based on exchange rates at 30 June 2002.

     ** Based on amount committed to first close (US$44.2 million). Following the second closing of the fund after the year-end, SVIIT has committed US$75 million in total.

     ***    Commitments to this fund have been reduced by 20%.

The total commitments shown above include GBP38,000 in relation to Funds held by Platinum Trust.



20.    SHARE CAPITAL

                                          2002       2002       2001       2001
                                         Group    Company      Group    Company
                                       GBP'000    GBP'000    GBP'000    GBP'000
  Authorised:
  150,000,000 shares of GBP1.00 each   150,000    150,000    150,000    150,000

  Allotted, Called Up and Fully Paid:
  Opening and closing balance of
  102,265,699 shares of GBP1.00 each   102,266    102,266    102,266    102,266

Options over ordinary shares

During the year ended 30 June 2002, options over 1,411,597 shares were granted. No options were exercised during the year and none lapsed. At 30 June 2002, 4,253,363 (2001: 2,841,766) options to subscribe for ordinary shares were outstanding:


  Issue date     Exercise price         2002         2001
                      per share       Number       Number
                                    in issue     in issue

  June 2001              410.0p    2,813,407    2,813,407
  June 2001              405.5p       28,359       28,359
  April 2002             335.0p       34,774            -
  April 2002             334.5p    1,376,823            -
                                   4,253,363    2,841,766

Further details of options over the Company's shares are given in the Remuneration Report on pages 27 and 28.

21.    SHARE PREMIUM ACCOUNT

                                          2002       2002     2001       2001
                                         Group    Company    Group    Company
                                       GBP'000    GBP'000  GBP'000    GBP'000

  Balance brought forward and carried
  forward                                 7,453      7,453    7,453      7,453


Notes to the Accounts continued

22.    CAPITAL REDEMPTION RESERVE

                                          2002       2002     2001       2001
                                         Group    Company    Group    Company
                                       GBP'000    GBP'000  GBP'000    GBP'000

  Balance brought forward and carried
  forward                                3,204      3,204    3,204      3,204


23.    SHARE PURCHASE RESERVE

                                         2002       2002      2001       2001
                                        Group    Company     Group    Company
                                      GBP'000    GBP'000   GBP'000    GBP'000

  Balance brought forward and
  carried forward                      92,054     92,054    92,054     92,054


24.    CAPITAL RESERVE

                                     2002        2002        2001        2001
                                    Group     Company       Group     Company
                                  GBP'000     GBP'000     GBP'000     GBP'000

  Realised gains brought
  forward                         260,256     247,999     219,005     207,129
  Realised gains on venture
  fund distributions               11,553      11,293       5,465       5,256
  Transfer on disposal              8,504       8,571      37,232      37,060
  Realised gains/(losses) on
  currency balances                    42        (91)       (755)       (755)
  Realised exchange
  gains/(losses) on sale of
  fixed interest securities           361         361       (691)       (691)
  Realised gains carried
  forward                         280,716     268,133     260,256     247,999
  Unrealised (losses)/gains
  brought forward                (51,321)    (39,292)      34,997      46,414
  Increase in unrealised
  losses on venture funds         (4,258)     (2,259)    (49,127)    (38,488)
  Transfer on disposal            (8,504)     (8,571)    (37,232)    (37,060)
  Decrease in unrealised
  gains on subsidiary
  undertakings                          -     (1,384)           -    (10,095)
  Increase/(decrease) in
  unrealised exchange gains
  on fixed interest  securities        56          56        (63)        (63)
  Minority interest - equity           16           -         104           -
  Unrealised losses carried
  forward                        (64,011)    (51,450)    (51,321)    (39,292)
                                  216,705     216,683     208,935     208,707

25.    REVENUE RESERVE

                                          2002       2002     2001       2001
                                         Group    Company    Group    Company
                                       GBP'000    GBP'000  GBP'000    GBP'000

  Balance brought forward                2,960      3,188    2,146      2,605
  Transfer (to)/from revenue
  account                              (1,555)    (1,237)      814        583
  Balance carried forward                1,405      1,951    2,960      3,188

Notes to the Accounts continued

26.    RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                      2002       2002        2001        2001
                                     Group    Company       Group     Company
                                   GBP'000    GBP'000     GBP'000     GBP'000

  (Deficit)/return available to
  equity shareholders              (1,555)    (1,237)       2,655       2,424
  Dividends                              -          -     (1,841)     (1,841)
                                   (1,555)    (1,237)         814         583
  Non-distributable capital
  gain/(loss) for the year           7,770      7,976    (45,067)    (44,836)
  Net addition to/(reduction
  of) shareholders' funds            6,215      6,739    (44,253)    (44,253)
  Shareholders' funds brought
  forward                          416,872    416,872     461,125     461,125
  Shareholders' funds carried
  forward                          423,087    423,611     416,872     416,872


27.    NET ASSET VALUE PER ORDINARY SHARE

Calculation of the net asset values per share are based on Group net assets of GBP423,087,000 (2001: GBP416,872,000), Company net assets of GBP423,611,000
(2001: GBP416,872,000) and on 102,265,699 (2001: 102,265,699) ordinary shares in issue at the year end.

The Group and Company diluted net asset values per share assume the GBP40 million convertible bonds are converted at the balance sheet date at an exercise price of 410p into 9,756,097 new shares.

The Group and Company diluted net asset values per share also assume that share options with a strike price lower than the undiluted net asset value per share are exercised at the balance sheet date. This results in the issue of an additional 4,253,363 ordinary shares (note 20) for consideration of GBP16,371,930.

Therefore the calculation of the diluted net asset values per share are based on Group net assets of GBP479,459,000, Company net assets of GBP479,983,000 and on 116,275,159 ordinary shares in issue at the year end.

For information, as described in note 17, the conversion price of the bonds will be adjusted downwards from 410p to 399p with effect from 21 days after publication of this annual report and accounts. Had the diluted net asset value per share assumed the GBP40 million convertible bonds are converted at the balance sheet date at an exercise price of 399p into 10,025,062 new shares, it would have resulted in diluted net asset values per share of 411.4p for the Group and 411.8p for the Company.

The exercise price of options granted on 21 June 2001 exceeded the basic net asset value per share at 30 June 2001. As a result diluted net asset values per share at 30 June 2001 exceeded basic net asset values per share and are therefore not dilutive. In addition, the convertible bonds were not issued until November 2001 and therefore have no impact on the prior year calculations.

28. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                              2002      2001
                                                             Group     Group
                                                           GBP'000   GBP'000

  Net return before finance costs and taxation                 384     3,381
  Foreign exchange gains credited to the revenue account       (3)         -
  (Increase)/decrease in accrued income                      (604)       686
  (Increase)/decrease in debtors                              (15)        31
  Increase/(decrease) in creditors                              27     (287)
  Net cash (outflow)/inflow from operating activities        (211)     3,811

Notes to the Accounts continued

29.    ANALYSIS OF CHANGES IN NET (DEBT)/FUNDS

                   At 1     Exchange       Cash       At 30      At 1    Exchange            Cash       Cash    At 30
                   July  (loss)/gain       Flow        June      July     loss on     acquired on       Flow     June
                   2001  on currency    GBP'000        2002      2000    currency     purchase of    GBP'000     2001
                GBP'000     balances                GBP'000   GBP'000    balances    subsidiaries             GBP'000
                             GBP'000                                      GBP'000         GBP'000

  Cash at bank   1,093         (104)        738       1,727        48       (755)             834        966    1,093
  Short-term
  deposits       6,098           149      1,329       7,576    10,232           -               -    (4,134)    6,098
                 7,191            45      2,067       9,303    10,280       (755)             834    (3,168)    7,191
  Debt due:
  Within one year    -             -          -           -         -           -               -          -        -
  After more
  than one year      -             -   (39,152)    (39,152)         -           -               -          -        -
  Net
  (debt)/funds   7,191            45   (37,085)    (29,849)    10,280       (755)             834    (3,168)    7,191


30.     RELATED PARTY TRANSACTIONS

The Company has appointed Schroder Investment Management Limited ("SIM"), a wholly owned subsidiary of Schroders plc, to provide company secretarial and administrative services. Under the terms of this agreement, SIM is entitled to receive an annual fee equal to the greater of GBP75,000 or the aggregate of
(i) 0.12 per cent. per annum of the first GBP50 million of net assets, (ii)
0.06 per cent. per annum of the next GBP50 million of such net assets and (iii)
0.04 per cent. of the remaining net assets. The agreement is subject to a 4 month notice period. The total fees, including VAT, paid or payable to SIM for these services in respect of the year to 30 June 2002 was GBP246,000 (2001:
GBP267,000), of which GBP126,000 was outstanding at the year end. In addition, SIM receives fees for the provision of taxation services to the Company. The total fees paid or payable to SIM for these services in respect of the year to 30 June 2002 was GBP22,000 (2001: Nil), all of which was outstanding at the year end.

In consideration for its management of the Company's fixed interest portfolio, Schroder Investment Management (UK) Limited receives a fee based on the average value of the Company's month-end cash and fixed interest portfolio, calculated at the rate of 0.10 per cent. per annum on the first GBP75 million of assets, 0.05 per cent. on the next GBP75 million and 0.03 per cent. thereafter, subject to a minimum fee of GBP20,000 per annum. The total fees, including VAT, paid or payable for these services in respect of the year to 30 June 2002 was GBP25,000 (2001: GBP78,000), of which GBP10,000 was outstanding at the year end.

SIM has also provided investment trust dealing services. The total cost to the Company of this service, payable to Lloyds TSB Registrars, for the year to 30 June 2002 was GBP21,000 (2001: GBP11,000).

On 22 April 2002, Schroders Ventures (London) Limited, a wholly owned subsidiary of Schroder Ventures International Investment Trust plc ("SVIIT"), assigned a debt in respect of a future revenue stream of GBP1 million due from Schroder Investment Management (Ireland) Limited to SVIIT for consideration of GBP1 million.

John McLachlan and Nicholas Ferguson are members of the Advisory Committees of certain of the Schroder Ventures' and Permira funds in which the Company invests.

Nicholas Ferguson and members of his family and Andrew Williams have an interest in the Carried Interest in respect of certain Funds. Nicholas Ferguson and Andrew Williams have forgone a portion of their entitlement to Carried Interest on existing Funds and any entitlement they may have to Carried Interest on future Schroder Ventures or Permira funds in return for share options granted by the Company under the Executive Share Option Plan. Nicholas Ferguson and Andrew Williams also participate in the Schroder Ventures Co-Investment Scheme and Schroder Ventures Investment Limited.

Notes to the Accounts continued

31.    RISK

The following disclosures relating to the risks faced by the company are provided in accordance with Financial Reporting Standard 13, "Derivatives and other financial instruments disclosures".

Financial instruments and risk profile

The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Schroder Ventures or Permira. These investments are typically illiquid. In addition, the Company holds treasury bills, cash and short-term deposits and various items such as debtors and creditors that arise directly from its operations. These financial instruments held by the Company are generally liquid.
The holding of securities, investing activities and associated financing undertaken pursuant to this objective involves certain inherent risks. Events may occur that would result in either a reduction in the Company's net assets or a reduction of revenue profits available for dividend.

As an investment trust, the Company invests in securities for the long term. The Company has not taken out any derivatives contracts to date.

Currency risk

The Company is exposed to currency risk directly since the majority of its assets and liabilities are denominated in foreign currency and their sterling value can be significantly affected by movements in foreign exchange rates. The Company does not normally hedge against foreign currency movements affecting the value of its investments, but takes account of this risk when making investment decisions.

Interest rate risk

The Company's revenue will be affected by changes in prevailing interest rates since the majority of its income derives from treasury bills and bank deposit interest. The effect of interest rate changes on the valuation of investments forms part of valuation risk, which is considered separately below.


Financial assets of the Group

                                Floating     Fixed    Non-interest      Total
                                    Rate      Rate         Bearing    GBP'000
                                 GBP'000   GBP'000         GBP'000
  Currency denomination of
  assets at 30 June 2002:
  Sterling                         5,896     7,884          18,544     32,324
  Euro                             3,274    14,457         270,532    288,263
  US dollar                          128     8,659          94,172    102,959
  Japanese yen                         -         -          17,058     17,058
  Canadian dollar                      5         -          26,065     26,070
                                   9,303    31,000         426,371    466,674

                                Floating     Fixed    Non-interest      Total
                                    Rate      Rate         Bearing    GBP'000
                                 GBP'000   GBP'000         GBP'000
  Currency denomination of
  assets at 30 June 2001:
  Sterling                         6,940     2,222          19,825     28,987
  Euro                                17    12,300         229,008    241,325
  US dollar                          229    10,331          87,720     98,280
  Japanese yen                         -         -          21,700     21,700
  Canadian dollar                      5         -          31,710     31,715
                                   7,191    24,853         389,963    422,007

Notes to the Accounts continued

31.    RISK continued

The floating rate assets consist of short-term deposits. The non-interest bearing assets represent the Funds and co-investments, and other short-term debtors. The fixed rate assets comprise treasury bills, net of outstanding redemptions, and can be further analysed as follows:

Fixed rate financial assets


                             30 June 2002                    30 June 2001
                       Weighted       Weighted        Weighted       Weighted
                       average         average         average        average
                      Interest       period on        Interest      period on
                          rate           which            rate          which
                                 rate is based                        rate is
                                                                        based

  Euro                   3.00%         30 days           4.26%        58 days
  US dollars             1.50%         23 days           3.43%        68 days
  Sterling               3.16%         24 days           4.56%        45 days

Financial liabilities of the Group

The Company issued GBP40 million nominal of 10 year 4.5% subordinated convertible bonds in November 2001. The Company does not have any other borrowings at the year end, although it does have in place an unutilised loan facility of euro225 million with The Royal Bank of Scotland plc.

The main risk arising from the Company's financial instruments is valuation risk. The Board reviews and agrees policy for managing this risk as summarised below. This policy has remained substantially unchanged since the launch of the Company.

Valuation risk

The Company's exposure to valuation risk comprises mainly movements in the value of its underlying investments. A breakdown of the Fund portfolio is given on pages 17 to 20 and a detailed analysis of the twenty largest underlying companies is given on pages 12 to 16. In accordance with the Company's accounting policies, set out on pages 34 to 36, all underlying investments are valued by the Directors in accordance with the current guidelines issued by the British Venture Capital Association ("BVCA"), adopting the overriding BVCA principle that the value should be a fair one. The Company does not hedge against movements in the value of these investments. Uncertainty arises as a result of future changes in the valuation of the Company's underlying investments, the majority of which are unquoted, and the effect changes in exchange rates may have in the sterling value of these investments. Development Stage Equity Investments and Early Stage Equity Investments, by their nature, involve uncertainty as to the ultimate value likely to be realised on the disposal of those investments, particularly as their unquoted nature means that a ready market may not exist for them.

The Company's sensitivity to valuation risk will be affected by changes in levels of borrowing and liquidity, as approved by the Board. At 30 June 2002, a 10% movement in the valuation of the Group's Fund portfolio and co-investments would result in a 11% change in net asset value per share.

The Directors believe that the diversified nature of the Company's portfolio and the number of underlying investments in the Funds significantly reduces the risks normally associated with making investments in the buy-out and development capital markets.

Holdings risk

In certain circumstances, the Company may wish to transfer its holdings in particular Funds. In a majority of the Funds in which the Company will invest, the general partner, trustee or manager has the ultimate right, similar to that exercisable by a board of a private company, to refuse to register the transfer of an interest. While the Company has no reason to believe that any request for the transfer of an interest would be refused, it is of course conceivable that the general partner's, trustee's or manager's overriding fiduciary duty could result in its refusing to register a particular transfer proposed by the Company.

If as a consequence of a failure to pay a call, the Company is treated as a defaulting investor under the relevant Fund, it will suffer a resultant dilution in interest and possibly the compulsory sale of its interest.

Consolidated Cash Flow Statement - in Euros
(translated into euros - unaudited)


                                            For the year ended                           For the year ended
                                                30 June 2002                                 30 June 2001
                                       Revenue     Capital      Total             Revenue      Capital          Total
                                     euro'000     euro'000    euro'000          euro'000       euro'000      euro'000
  Realised gains on investments              -      19,226      19,226                  -         7,762         7,762

  Unrealised losses on investments           -     (6,781)     (6,781)                  -      (79,989)      (79,989)

  Gains/(losses) on investments              -      12,445      12,445                  -      (72,227)      (72,227)

  Foreign exchange gains/(losses) on
  currency balances                          5          68          73                  -       (1,228)       (1,228)

  Income                                12,385           -      12,385              9,133             -         9,133

  Expenses                            (11,769)           -    (11,769)            (3,634)             -       (3,634)

  Net return/(deficit) before finance
  costs and taxation                       621      12,513      13,134              5,499      (73,455)      (67,956)

  Interest payable and similar charges (2,957)           -     (2,957)              (948)             -         (948)


  Net (deficit)/return on ordinary
  activities before taxation           (2,336)      12,513      10,177              4,551      (73,455)      (68,904)

  Tax on ordinary activities             (170)           -       (170)              (229)             -         (229)

  (Deficit)/return on ordinary
  activities after tax for the year    (2,506)      12,513      10,007              4,322      (73,455)      (69,133)

  Minority interest - equity               (3)          26          23                (3)           169           166

  (Deficit)/return on
  ordinary activities
  after tax and minority
  interest for the year
  attributable to equity shareholders  (2,509)      12,539      10,030              4,319      (73,286)      (68,967)

  Dividends

  Final dividend per ordinary share          -           -           -            (3,058)             -       (3,058)

                                       (2,509)      12,539      10,030              1,261      (73,286)      (72,025)

  Exchange (loss)/gain on translation    (239)    (25,182)    (25,421)                269        19,246        19,515

  Transfer (from)/to reserves          (2,748)    (12,643)    (15,391)              1,530      (54,040)      (52,510)

  Return per ordinary share         euro(0.02)    euro0.12    euro0.10           euro0.04    euro(0.72)    euro(0.68)


The information on pages 52 to 54 is for illustrative purposes and does not form part of the audited financial statements. The returns for the year have been translated into euros at an average rate of GBP1: euro1.6138 (2001: GBP1: euro1.6262). There is no dividend in respect of the current year. The prior year's dividend has been translated into euros at a rate of GBP1: euro1.6613, being the closing rate at balance sheet date.

Balance Sheets - in Euros
(translated into euros - unaudited)


                                   At 30 June 2002           At 30 June 2001
                                  Group     Company         Group     Company
                               euro'000    euro'000      euro'000    euro'000
  TANGIBLE FIXED ASSETS             457           -             -           -
                                    457           -             -           -
  INVESTMENTS
  Funds and co-investments      652,585     619,441       642,973     602,820

  Fixed interest investments     47,845      47,845        41,288      41,288

  Investment in subsidiaries          -      45,623             -      50,161

                                700,430     712,909       684,261     694,269
  CURRENT ASSETS
  Debtors                         5,476       2,777         4,874       1,342
  Cash at bank and
  short-term deposits            14,358       1,231        11,946         746
                                 19,834       4,008        16,820       2,088
  CURRENT LIABILITIES
  Creditors: amounts
  falling due within one year     6,725       2,689         7,885       3,806

  NET CURRENT
  ASSETS/(LIABILITIES)           13,109       1,319         8,935     (1,718)

  TOTAL ASSETS LESS
  CURRENT LIABILITIES           713,996     714,228       693,196     692,551
  Creditors: amounts
  falling due after more
  than one year                  60,427      60,427             -           -
  Minority interest - non-equity    154           -           166           -
  Minority interest - equity        423           -           479           -


  NET ASSETS                    652,992     653,801       692,551     692,551

  CAPITAL AND RESERVES
  Called up share capital       157,837     157,837       169,895     169,895
  Share premium account          11,503      11,503        12,382      12,382
  Share purchase reserve          4,945       4,945         5,323       5,323
  Capital redemption reserve    142,076     142,076       152,929     152,929
  Capital reserve               334,462     334,429       347,105     346,726
  Revenue reserve                 2,169       3,011         4,917       5,296

  EQUITY SHAREHOLDERS' FUNDS    652,992     653,801       692,551     692,551

  Net asset value per
  ordinary share               euro6.39                  euro6.77

The information on pages 52 to 54 is for illustrative purposes and does not form part of the audited financial statements. The consolidated balance sheet has been translated into euros at a rate of GBP1: euro1.5434 (2001: GBP1: euro1.6613), being the closing exchange rate on the balance sheet date.

Consolidated Cash Flow Statement - in Euros
(translated into euros - unaudited)


                                     For the year ended    For the year ended
                                           30 June 2002          30 June 2001
                                               euro'000              euro'000
  OPERATING ACTIVITIES
  Income received from investments                2,529                 9,144
  Bank interest received                            733                   925
  Investment advisory fee income received         8,145                    59
  Administrative expenses paid                 (11,747)               (3,930)

  Net cash (outflow)/inflow from
  operating activities                            (340)                 6,198

  RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
  Interest paid                                       -                 (364)
  Loan facility costs                             (888)               (1,701)

  Net cash outflow from returns
  on investments and servicing of finance         (888)               (2,065)

  TAXATION
  Overseas tax suffered                           (189)                 (250)
  UK tax recovered                                    -                   551
  Total tax (paid)/recovered                      (189)                   301

  CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
  Purchase of fixed interest securities       (511,126)             (571,563)
  Purchase of subsidiaries                            -                  (59)
  Purchase of tangible fixed assets               (502)                     -
  Sale of fixed interest securities             501,879               735,378
  Calls paid                                  (125,024)             (253,720)
  Capital distributions received                 79,035                87,239

  Net cash outflow from capital
  expenditure and financial investment         (55,738)               (2,725)

  EQUITY DIVIDENDS PAID
  Dividends                                     (2,971)               (6,801)

  Total dividends paid                          (2,971)               (6,801)

  FINANCING
  Proceeds from convertible bond issue           64,551                     -
  Issue and listing costs of
  convertible bonds                             (1,089)                     -

  Net cash outflow from financing                63,462                     -

  NET CASH INFLOW/(OUTFLOW)                       3,336               (5,092)


RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS


                                     For the year ended    For the year ended
                                           30 June 2002          30 June 2001
                                               euro'000              euro'000
  Increase/(decrease) in cash                     3,336               (5,092)
  during the year
  Exchange gain/(loss) on                            73               (1,228)
  currency balances
  Exchange movement on                            (997)                   670
  translation
  Cash acquired on purchase of                        -                 1,361
  subsidiaries
  Increase in convertible bonds                (60,427)                     -

  Change in net (debt)/funds                   (58,015)               (4,289)
  Net funds at the beginning of the year         11,946                16,235

  Net (debt)/funds at the end of the year      (46,069)                11,946

The information on pages 52 to 54 is for illustrative purposes and does not form part of the audited financial statements. The cash flows for the year have been translated into euros at an average rate of GBP1: euro1.6138 (2001:
euro1.6262).


Company Summary

THE COMPANY

Schroder Ventures International Investment Trust plc carries on business as an investment trust and it is listed on the London Stock Exchange. The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed and advised by Schroder Ventures or Permira. To complement this investment objective and address the growing recognition of private equity in investment portfolios, the Company acquired Schroder Ventures (London) Limited ("SVLL") and its subsidiary Schroder Ventures North America Inc. ("SVNA"). The acquisition of SVLL and SVNA has provided the Company with a team dedicated to the structure and marketing of products for investment in private equity as well as continuing to advise the Board on its management of the affairs of the Company. The use of a benchmark is regularly reviewed by the Board. As a result of the particular geographical and sectoral diversification of the Company's venture fund portfolio and the nature of the investments made by the Venture Funds, there is currently no independent benchmark which the Directors consider appropriate for the Company.

Investment trust companies are able to switch investments without liability for capital gains tax. This, together with the advantages of professional management and spread of risk, makes investment trusts a valuable investment medium.

In order to obtain exemption from capital gains tax the Company conducts itself with a view to being an approved investment trust for the purposes of
Section 842 of the United Kingdom Income and Corporation Taxes Act 1988 (as amended). The Company is not a close company for taxation purposes.

INFORMATION FOR SHAREHOLDERS

The Company's shares and Subordinated Convertible bonds are listed on the London Stock Exchange. The stock exchange code for the shares is SVI and for the bonds is SVIC. The price of the shares is quoted daily in the Financial Times, The Daily Telegraph and The Times.

Real time share information for the Shares is available on the FT Cityline by dialing: 0906 843 1432. Calls are charged at 60p per minute at all times.
The net asset value is calculated at 31 December and 30 June each year following an extensive valuation procedure. Due to the nature of the Company's investments, it is not practicable to publish the net asset value on a more frequent basis.

A factsheet containing information including the diversification of the portfolio and the Company's largest investments is published quarterly and is available on request from the Secretary.

WEB SITE

The Company's dedicated Web Site may be found at www.sviit.co.uk. The site contains details of all press releases published by the Company, share price information, copies of the Annual Report and Accounts and Interim Report and Accounts, and a Newssheet which incorporates information on recent transactions, a comprehensive analysis of the Company's Portfolio and detailed market commentary. The Newssheet is distributed to the shareholders of the Company. The site also contains links to Schroder Ventures, Permira and Schroders sites.

CAPITAL GAINS TAX INFORMATION

For the 2002/2003 tax year, the annual capital gains of private individuals in excess of GBP7,700 (2001/2002: GBP7,500) are assessed for capital gains tax. Capital gains on shares disposed of by individuals may be eligible for taper relief. The taper reduces the amount of a chargeable gain according to how long the asset has been held for periods after 5 April 1998.

Where shares were acquired before 6 April 1998, the capital gain will also be reduced by indexation allowance for the period up to April 1998, but not thereafter.

For the benefit of those shareholders who acquired their holdings in exchange for their interests in Schroder Ventures' funds, the acquisition cost of the shares for capital gains tax purposes based upon initial dealings on 23 May 1996 was as follows:

Each ordinary share of GBP1: 191.50p.

The acquisition cost of the Subordinated Convertible bonds for capital gains tax purposes based upon the original purchase price was as follows:

Each 41/2% Subordinated Convertible Bond of GBP100,000 nominal value:
GBP100,000.

Company Summary continued

ASSOCIATION OF INVESTMENT TRUST COMPANIES

The Company is a member of the Association of Investment Trust Companies, which produces monthly publications of detailed information on the majority of investment trusts. Copies of these publications can be obtained by subscription on application to the Association of Investment Trust Companies, Durrant House, 8-13 Chiswell Street, London EC1Y 4YY.

The aims of the Association are to protect and promote the interests of member companies and their shareholders by:

* taking specific action to safeguard and to improve the fiscal and regulatory regime for member companies and their shareholders

* improving investor awareness of investment trusts through education, publicity and the provision of reliable statistical and other information

* encouraging commitment to good practice and high professional standards in the industry.

SCHRODER INVESTMENT TRUST DEALING SERVICE

The Schroder Investment Trust Dealing Service provides a convenient and cost effective means of investing in the ordinary shares of the Company. The Service offers investors:

*  a regular investment option from a minimum of GBP50 per month

*  a lump sum investment option from a minimum of GBP1,000

*  daily dealing

*  competitive charges

*  the option to reinvest income.

Other investment trusts which are available through this service are Schroder AsiaPacific Fund plc, Schroder Emerging Countries Fund plc, Schroder Income Growth Fund plc, Schroder Japan Growth Fund plc, Schroder Split Investment Fund plc, Schroder Split ZDP plc, Schroder UK Growth Fund plc and
International Biotechnology Trust plc.

INDIVIDUAL SAVINGS ACCOUNT - SCHRODER MAXI ISA PLAN

The Schroder ISA offers investors:

* lump sum investments in the ordinary shares of the Company from a minimum of GBP1,000 to a maximum of GBP7,000 in the current tax year

*  a regular investment option from a minimum of GBP50 per month

*  competitive charges

*  the option to reinvest income

*  the option to include other trusts.

If you would like further information about the Schroder Investment Trust Dealing Service or the Schroder Maxi ISA, please contact the Secretary of the Company at 31 Gresham Street, London EC2V 7QA or call Schroder Investor Services on freephone 0800 718 777.

REGISTRAR SERVICES

Communications with shareholders are mailed to the address held on the share register. Any notifications and enquiries relating to registered share holdings, including a change of address or other amendment should be directed to Lloyds TSB Registrars Scotland at PO Box 28448, Finance House, Orchard Brae, Edinburgh EH4 1WQ. The helpline telephone number of Lloyds TSB Registrars is 0870 601 5366.

Lloyds TSB Registrars Scotland maintain a web-based enquiry service for shareholders. Currently the "Shareview" site (address below) contains information available on public registers. Shareholders will be invited to enter their name, shareholder reference (account number) and post code and will be able to view information on their own holding.

Visit www.shareview.co.uk for more details.

JP Morgan Chase Bank act as Registrar for the Subordinated Convertible bonds. Any notifications and enquiries relating to Subordinated Convertible bonds should be directed to JP Morgan Chase Bank, Trinity Tower, 9 Thomas More Street, London E1N 1YT.


Information for Shareholders

FINANCIAL CALENDAR FROM 2003


31 December         Company's year end
March               Preliminary results for the financial year announced
March               Annual Report published
May                 Annual General Meeting
September           Interim Results announced
October             Interim Report published


ANALYSIS OF REGISTER OF SHAREHOLDERS


                                           Shares
                                                %
At 30 June 2002
% of issued shares held by:
Private individuals                         1.25
Banks and Nominee Companies*               75.38
Pension Funds and Insurance Companies      14.21
Other Institutions                          9.16
                                          100.00

Total number of holders                    1,434

*Some of the nominee company holdings include a large number of private individuals.


Notice of Agenda

NOTICE is hereby given that the sixth Annual General Meeting of Schroder Ventures International Investment Trust plc will be held at 12.00 noon on Tuesday 26 November 2002 at 31 Gresham Street, London EC2V 7QA, to consider and, if thought fit, pass the following resolutions, of which resolutions 1 to 9 will be proposed as Ordinary Resolutions and resolutions 10 and 11 will be proposed as Special Resolutions:

1. That the Report of the Directors and the Accounts for the year ended 30 June 2002 be adopted.

2.  That Mr Andrew Sykes be elected as a Director of the Company.

3.  That Mr Andrew Williams be elected as a Director of the Company.

4.  That Mr John Govett be re-elected as a Director of the Company.

5.  That Mr Anthony Habgood be re-elected as a Director of the Company.

6.  That Mr Edgar Koning be re-elected as a Director of the Company.

7.  That Ernst & Young LLP be re-appointed as Auditors of the Company.

8.  That the Board be authorised to agree the Auditor's remuneration.

9.  That, in substitution for the authority granted at the Company's
    Annual General Meeting held on 22 November 2001, the Board be and is hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985):

    (a) up to an aggregate nominal amount of GBP1,022,656 (equivalent to 1 per cent. of the issued ordinary share capital of the Company as at 1 October 2002) in connection with the Schroder Ventures International Investment Trust plc Executive Share Option Plan 2001; and

    (b) up to an aggregate nominal amount of GBP34,088,566 (equivalent to one-third of the issued ordinary share capital of the Company as at 1 October 2002),

    which authority shall expire at the conclusion of the next Annual
    General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

10. That, in substitution for the authority granted at the Company's
    Annual General Meeting held on 22 November 2001, the Board be and is hereby empowered, pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within the meaning of Section 94 of the said Act) for cash, pursuant to the authority conferred by the previous resolution, as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

    (a) the allotment of equity securities up to an aggregate nominal amount of GBP1,022,656 (equivalent to 1 per cent. of the issued ordinary share capital of the Company as at 1 October 2002) in connection with the Schroder Ventures International Investment Trust plc Executive Share Option Plan 2001;

    (b) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and


    (c) the allotment (otherwise than pursuant to sub-paragraphs (a) and (b) above) of equity securities up to an aggregate nominal amount of GBP10,226,569 (equivalent to 10 per cent. of the issued ordinary share capital of the Company as at 1 October 2002), and shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

11. That the Company be and is hereby generally and unconditionally authorised in accordance with Section 166 of the Companies Act 1985 (the "Act") to make market purchases (within the meaning of Section 163 of the
    Act) of Ordinary shares of GBP1.00 each in the capital of the Company ("Shares"), provided that:

    (a) the maximum number of Shares hereby authorised to be purchased shall be 15,329,628 (equivalent to 14.99 per cent. of the issued ordinary share capital of the Company as at 1 October 2002);

    (b)  the minimum price which may be paid for a Share is GBP1.00;

    (c) the maximum price which may be paid for a Share is an amount equal to 105 per cent. of the average of the middle market quotations for a Share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Share is purchased;

    (d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company unless such authority is renewed prior to such time; and

    (e) the Company may make a contract to purchase Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiration of such authority and may make a purchase of Shares pursuant to any such contract.

Registered Office:
31 Gresham Street
London EC2V 7QA

By Order of the Board
Schroder Investment Management Limited
Secretary

14 October 2002

NOTES

1. A member of the Company entitled to attend and vote at the Meeting may appoint a proxy or proxies to attend and on a poll to vote in his or her stead. A proxy need not be a member of the Company. Forms appointing proxies must be lodged with the Company's Registrar not less than 48 hours before the time appointed for the Meeting. The completion and return of a form of proxy will not preclude a member entitled to attend and vote in person at the Meeting from doing so if he or she wishes.

2. In accordance with the requirements of the Companies Act 1985, a statement of all transactions of each Director and of his family interests in the shares of the Company will be available for inspection by any member of the Company at the registered office of the Company, 31 Gresham Street, London EC2V 7QA, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and by any person attending the Annual General Meeting, during the continuance of the Meeting. None of the Directors have a contract of service with the Company.

3. Pursuant to Regulation 41 of the Uncertificated Securities Regulations
   2001, the Company has specified that only those Shareholders registered in the Register of Members of the Company at 12.00 noon on 24 November 2002 shall be entitled to attend and vote at the meeting in respect of the number of Shares registered in their name at that time. Changes to the Register of Members after 12.00 noon on 24 November 2002 shall be disregarded in determining the right of any person to attend and vote at the meeting.


Glossary

INVESTMENT STAGES:

Early Stage

*   Seed
    Financing provided to allow a business concept to be developed, perhaps involving production of prototypes and additional research, prior to bringing a product to market.

*   Start-up
    Financing provided to companies for the use in product development and initial marketing. Companies may be in the process of being set up or may have been in business for a short time, but have not sold their product commercially.

*   Other early stage
    Financing provided to companies that have completed the product development stage and require further funds to initiate commercial manufacturing and sales. They will not yet be generating profit.

Late Stage

*   Expansion Financing
    Capital provided for the growth and expansion of a company which is breaking even or even trading profitably. Funds may be used to finance increased production capacity, market or product development and/or provide additional working capital. Capital provided for turn-around situations is also included in this category.

*   Management Buy-Out (MBO)
    Funds provided to enable current operating management and investors to acquire an existing business.

*   Management Buy-In (MBI)
    Funds provided to enable a manager or group of managers from outside the company to buy into the company.

Follow-on investment

A company which has previously received venture capital.

Secondary purchase

Purchase of existing shares in a company from another venture capital firm, or from other shareholders.

Public to Private

Purchase of the share capital of a company quoted on a stock exchange with the intention of de-listing the company and taking it private.

General Terms

Carried interest ("carry"): Carried interest or simply "carry" represents the share of a private equity fund's profit (usually 20%) that will accrue to the general partners.

Committed funds (or "raised funds" or "committed capital"): Capital committed by investors. This will be requested or "drawn down" by private equity managers on a deal-by-deal basis. This amount is different from invested funds for two reasons. Firstly, most partnerships will invest only between 80% and 95% of committed funds. Second, one has to deduct the annual management fee which is supposed to cover the cost of operation of a fund.

Distributions: Payments to investors after the realisation of investments of the partnership.

Divestments (or realisations or exits): Exits of investments, usually via a trade sale or an IPO (Initial Public Offering) on a stock market.

Draw downs: Payments to the partnership by investors in order to finance investments. Funds are drawn down from investors on a deal-by-deal basis.

Fund of funds: Private equity funds whose principal activity consists of investing in other private equity funds. Investors in funds of funds can thereby increase their level of diversification.

Gearing, debt/equity ratio or leverage
The level of a company's borrowings as a percentage of shareholder funds.

Hurdle rate: Arrangement that caps the downside risk for investors. It allows investors to get preferential access to the profits of the partnership. In the absence of reaching the hurdle return, general partners will not receive a share of the profit (carried interest). A hurdle rate of 10% means that the private equity fund needs to achieve a return of at least 10% before the profits are shared according to the carried interest arrangement.

Limited partnership: Most private equity firms structure their funds as limited partnerships. Investors represent the limited partners and private equity managers the general partners.

Realisation: the sale of an investment.

Secondary market: The secondary market enables institutional investors to sell their stakes in a private equity partnership before it is wound up.

Trade sale: Sale of the equity share of an investee company to another company.

Turnaround: A loss making company which can be successfully transformed into a profit maker.


www.svitt.co.uk










              Registered Office          Head Office
              31 Gresham Street          Burleigh House
              London EC2V 7QA            357 Strand
                                         London WC2R 0HS

              Telephone 020 7658 3206    Telephone 020 7010 89000
              Fax 020 7658 3538          Fax 020 7240 5346

Exhibit 10.2         The Company's 2001 Report and Accounts


                      Schroder Ventures International Investment Trust plc


                                                  Report and Accounts 2001



Schroder Ventures International Investment Trust plc    Report and Accounts 2001




Investment Objective

The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Schroder Ventures.

To complement this investment objective and address the growing recognition of private equity in investment portfolios, the Company is committed to the design and marketing of third party funds of funds products for investment in private equity.


www.svitt.co.uk                                         Report and Accounts 2001





Contents


                                                                       Page

Directors and Advisers                                                    2
Financial Highlights and Historical Record                                3
Chairman's Statement                                                      4
Chief Executive's Review                                                  6
Portfolio Review                                                          7
Twenty Largest Underlying Companies                                      13
List of Investments                                                      18
Report of the Directors                                                  22
Statement of Directors' Responsibilities                                 24
Corporate Governance                                                     25
Remuneration Report                                                      28
Report of the Auditors                                                   30
Consolidated Statement of Total Return                                   31
Balance Sheets                                                           32
Consolidated Cash Flow Statement                                         33
Notes to the Accounts                                                    34
Consolidated Statement of Total Return (translated into euros -          49
unaudited)
Balance Sheets (translated into euros - unaudited)                       50
Consolidated Cash Flow Statement (translated into euros -                51
unaudited)
Company Summary                                                          52
Information for Shareholders                                             54
Notice and Agenda                                                        55
Glossary                                                                 58


Directors and Advisers


DIRECTORS

John McLachlan*+# (Chairman) (aged 59) was appointed as a Director of the Company on 12 February 1996. He retired as Group Investment Director of United Assurance Group plc in August 1999. He is a non-executive Director of GT Income Growth Trust plc and of a number of other companies.

Nicholas Ferguson+ (Chief Executive) (aged 52) was appointed as a Director of the Company on 12 February 1996. He is Chairman of Schroders Ventures (London) Limited and was formerly Chairman of Schroder Ventures and instrumental in its development since 1984. He is a non-executive director of Schroders plc.

John Govett+# (aged 57) was appointed as a Director of the Company on 12 February 1996 and is a non-executive Director of Derby Trust plc, Invesco City & Commercial Trust plc, Schroder Emerging Countries Fund plc, Peel Hotels plc and Rio Tinto Pension Investments Limited.

Anthony Habgood*+# (aged 54) was appointed as a Director of the Company on 12 February 1996 and is Chairman of Bunzl plc.

Edgar Koning*+ (aged 49) was appointed as a Director of the Company on 12 February 1996 and is Executive Vice-President with AEGON Nederland N.V. He joined AEGON in 1981 and has held various senior management positions in the Group.

Denis Raeburn*+ (aged 57) was appointed as a Director of the Company on 25 June 2001 and has been Managing Director of the asset management company Global Asset Management (GAM) since 1986.

Peter Sedgwick (aged 65) was appointed as a Director of the Company on 12 February 1996 and is Chairman of Schroders plc, Schroder UK Growth Fund plc and Invesco City & Commercial Trust plc.

*  Member of the Audit Committee.
+  Member of the Nominations Committee.
#  Member of the Remuneration Committee.

Mr. McLachlan is Chairman of the Audit and Remuneration Committees, Mr Habgood is Chairman of the Nominations Committee.

Head Office
Burleigh House
357 Strand
London WC2R 0HS
Telephone 020 7010 8925

Secretary and Registered Office
Schroder Investment Management Limited
31 Gresham Street
London EC2V 7QA
Telephone 020 7658 3206


ADVISERS

Auditors
Ernst & Young LLP
Rolls House
7 Rolls Buildings
Fetter Lane
London EC4A 1NH


Bankers

The Royal Bank of Scotland plc
Corporate Banking Office
5-10 Great Tower Street
London EC3P 3HX


Registrars

Lloyds TSB Registrars Scotland
117 Dundas Street
Edinburgh EH3 5ED
Telephone 0870 601 5366


Solicitors

Slaughter and May
35 Basinghall Street
London EC2V 5DB


Stockbrokers

Merrill Lynch International
20 Farringdon Road
London EC1M 3NH
                                       2




                  Financial Highlights and Historical Record


                               PERFORMANCE SINCE LAUNCH

                                          Share price       NAV
                        June 1996               194.5       193
                        October 1996              191       193
                        February 1997           196.5       190
                        June 1997                 177       189
                        October 1997            168.5       189
                        February 1998             169       199
                        June 1998                 181       215
                        October 1998              167       215
                        February 1999             195       288
                        June 1999                 265     325.9
                        October 1999              274     325.9
                        February 2000             360     362.8
                        June 2000               461.5     450.9
                        October 2000              512     450.9
                        February 2001           487.5     439.2
                        June 2001                 393     407.8




FINANCIAL HIGHLIGHTS TO 30 JUNE 2001



                                     30 June 2001    30 June 2000    Change %
Total assets (GBP'000)                    417,260         461,615      (9.6)%
Shareholders' funds (GBP'000)             416,872         461,125      (9.6)%
Net asset value per share                  407.6p          450.9p      (9.6)%
Share price                                393.0p          461.5p     (14.8)%
Share price (discount)/premium             (3.6)%            2.4%
Dividends per share                         1.80p           3.80p
Total expense ratio                          0.2%            0.2%
Market capitalisation (GBP'000)           401,904         471,956



HISTORICAL RECORD TO 30 JUNE


                                     Total     Shareholders'            Net       Price of      Share price
                                    assets             funds          asset       ordinary         premium/
                                   GBP'000           GBP'000          value         shares       (discount)
                                                         per          pence              %
                                                       share
                                                       pence
2001                               417,260           416,872          407.6          393.0            (3.6)
2000                               461,615           461,125          450.9          461.5              2.4
1999                               333,630           322,485          325.9          262.5           (19.5)
1998                               230,822           219,730          215.1          182.0           (15.4)
1997                               207,655           182,548          189.2          174.5            (7.8)
1996 (launched 23 May 1996)        240,733           186,493          193.3          200.0              3.5



HISTORICAL RECORD TO 30 JUNE


                                                                                                 Cost of
                                       Actual        Potential    Earnings    Dividends    running trust
                                gearing ratio    gearing ratio       pence        pence          GBP'000
2001                                     0.92             1.00        2.60         1.80            1,434
2000                                     0.70             1.00        4.68         3.80            1,052
1999                                     0.67             1.03        2.35         1.50              878
1998                                     0.73             1.05        2.06         1.30              664
1997                                     0.76             1.13        1.58         1.92              728
1996 (launched 23 May 1996)              0.71             1.29         N/A          N/A              N/A



Notes:

1. Total assets:                Total assets less current liabilities.
2. Potential gearing ratio:     Total assets divided by shareholders'
                                funds.
3. Cost of running trust:       Operating costs excluding interest payable.
                                For the year ended 30 June 2001 costs of
                                GBP1,160,000 relating to the enlargement of
                                the Company's operations and EDR listing
                                have been excluded (30 June 2000: GBP271,000
                                of EDR costs excluded)
4. Total expense ratio:         Operating costs excluding interest payable
                                (excludes enlargement and EDR listing costs
                                and is net of tax relief on the remaining
                                operating costs) expressed as a percentage
                                of average shareholders' funds.
5. Capital changes:             2000: 'B' bonds fully converted into
                                3,299,380 ordinary shares.
                                1999: Buy-back of 3,204,171 shares for
                                cancellation.
                                1998: 'A' bonds fully converted into
                                15,683,236 ordinary shares.


Chairman's Statement


OVERVIEW

In the year to 30 June 2001, net assets decreased by 9.6%, primarily attributable to the Company's quoted portfolio, with the prices of its quoted stocks falling an average of 47% in the year.
Highlights from the year include:

*  Net asset value per share decreased by 9.6% to 407.6p (June 2000:
   450.9 pence)
*  Write-up of Sirona Dental Systems and XYMAX
* Strong deal-flow and considerable changes to the Twenty Largest Underlying Companies
* Acquisition of Schroder Ventures (London) Limited and its subsidiary Schroder Ventures North America Inc.
* Compound annual growth rate of 16.1% in net assets per share over five years


PORTFOLIO ACTIVITY

The fall of 9.6% in net assets in the year to 30 June 2001 is, in relative market terms, a reasonable result and compares to a fall of 14.8% in the FTSE World Index over the same period.

Deal-flow in the period was reasonably strong, albeit at a slower pace in the second half of the year, with 25 new investments and GBP155.4 million of calls being paid. There has been considerable change to the Company's Twenty
Largest Underlying Companies, with seven new investments and one previously held at cost, but written up for the first time.

Exit opportunities have been delayed by weaker public markets and general economic slowdown and options available for private equity managers to realise their investments have been reduced. SVIIT's portfolio is relatively immature and this, coupled with the economic climate, has resulted in a slower rate of realisations than in previous periods.

As is the Company's normal practice, all portfolio company valuations at 30 June 2001 have been substantiated by extensive due diligence into relevant market conditions and sector comparables. The Board is comfortable that any necessary adjustments to underlying company valuations have been made and that the portfolio continues to be valued on a consistent and conservative basis.


ENLARGEMENT OF THE COMPANY'S ACTIVITIES

Following the Extraordinary General Meeting in May 2001, where all resolutions in connection with the enlargement of the Company's operations were passed, all conditions relating to the Company's purchase of Schroder Ventures (London) Limited ("SVLL") and its subsidiary Schroder Ventures North America Inc. ("SVNA") were met and SVLL and SVNA became fully owned subsidiaries of the Company in June 2001.

These acquisitions provide the Company with a team that the Board believes has the right blend of entrepreneurial, strategic, marketing, legal and financial skills to undertake an expanded range of activities, including building a specialist financial advisory business and providing the Company with an opportunity to increase shareholder returns.

Both companies are performing in line with budget and a more detailed report on the progress of the activities of both SVLL and SVNA is contained in the Chief Executive's review. Prospects for the business are encouraging and the formal launch of the Schroder Private Equity Fund of Funds is scheduled for September 2001.


BOARD

Mr Nick Ferguson, who has been a Director of the Company since its inception and is Chairman of SVLL, has been appointed Chief Executive of the Company.

In addition, on 25 June 2001, the Board appointed Mr Denis Raeburn as a Non-Executive Director of the Company and his election as a Director is proposed at the Annual General Meeting.

Born in Johannesburg, South Africa in June 1944, Mr Raeburn graduated from the University of Witwatersrand with a Bachelor of Commerce and subsequently obtained an MBA from the University of Cape Town.

Mr Raeburn has been Managing Director of the asset management company Global Asset Management (GAM) since 1986. He was also Chairman of Cellcom Limited, an independent cellular telephone service provider in the UK and France, from 1984 to 2000, and Managing Director of Solaglas AG, the overseas arm of

Plate Glass & Shatterprufe Industries Limited, a South African industrial company, from 1974 to 1983. He was Deputy Managing Director of Sage Holdings Limited, a major South African financial group, until he left South Africa in 1974.

Mr Raeburn will bring valuable experience to the Board and, on behalf of the Board, I welcome him.

At the same time, Mr John Strangfeld, Chief Executive Officer of Prudential Investment Management and Chairman and Chief Executive Officer of Prudential Securities Inc., who has been a Director of the Company since its formation in 1996, resigned from the Board. On behalf of the Board, I would like to thank Mr Strangfeld for his contribution and support since the Company's formation.


OUTLOOK

In the short-term, the general global economic downturn and public market volatility have affected the environment for realisations and the rate of realisations from the portfolio is anticipated to improve when market conditions recover.

In the medium term, global private equity fund raising is not expected to continue at the levels seen in recent years and available capital for new funds is likely to be restricted in comparison. Managers with uncalled capital are therefore in a good position to benefit from more realistic entry prices and a less competitive environment. The Company has substantial uncalled commitments and is therefore well placed to benefit from this potential.


RECENT EVENTS

Since the publication of these results at the beginning of September, the tragic events in the United States have cast uncertainty over global stock markets and are likely to have implications for the global economy in the coming months. Equally, the full impact of these events on private equity markets in general remains uncertain.


ANNUAL GENERAL MEETING

The Annual General Meeting will be held at 12 noon on Thursday 22 November 2001 at 31 Gresham Street, London, EC2V 7QA and will, as in previous years, include a presentation on the activities of the Company.


John J. McLachlan
Chairman
                                   5


Chief Executive's Review


OVERVIEW

The year to 30 June 2001 has been a challenging year for the Company and the funds in which it invests.

Weakening of public markets and the general economic slow down has led to a decrease in net assets. However, despite this, the Company has reported compound growth in net assets per share of 16.1% per annum over five years, outperforming the FTSE World Index on a compound basis by 6.6% per annum over the same period.


OPERATING REVIEW

Following the Extraordinary General Meeting, the admission of SVLL to IMRO membership and SVNA's continuing membership in the NASD, both SVLL and SVNA became fully owned subsidiaries of the Company.

As outlined in the Circular to Shareholders, the SVLL and SVNA team are focused on the four main areas of the business, the first being advising the Board on its assessment of future opportunities, implementation of the Company's investment strategy and ongoing marketing, public and investor relations. The other three areas of concentration are the provision of services to Schroders plc and Schroder Ventures and the structuring and launch of third party private equity fund of funds investment vehicles.

Third Party Private Equity Fund of Funds - the first of the fund of funds investment vehicles is due to be launched formally by Schroders plc later this month, with a final closing expected at the end of the first half of 2002. The fund of funds will invest principally with experienced private equity management groups in the US and Europe. A pre-commitment facility of up to US$150 million has been established by the Schroder Group, of which approximately US$140 million has been committed to eleven funds to date.

Provision of services to Schroders plc and Schroder Ventures - these services continue as planned, with particular increases in activity on the latter with forthcoming fundraisings for The Japan Venture Fund IV and Schroder Ventures Life Sciences Fund III.

As reported by the Chairman, both SVLL and SVNA are performing in line with budget.


MARKET COMMENTARY

The year 2000 was another record year for private equity fundraising, with over $165.5 billion and e48 billion being raised in the US and Europe, a respective increase of 41% and 89% on amounts raised in 1999.

Private equity fund raising is not expected to continue at the pace experienced in recent years, and since December the fund raising environment has become more difficult. Availability of new capital for investment in private equity has been constricted by a combination of declining public markets, causing allocations to private equity to increase as an overall percentage of portfolios and therefore beyond target allocations, and the slowing of distributions from private equity managers.

Globally, private equity managers have been affected by the downturn in public markets, especially in TMT sectors, limiting exit opportunities and leaving some managers facing write-offs in their portfolios. As a result, a number of managers are focusing on their existing portfolios rather than pursuing new investments.

Whilst delaying exit opportunities, uncertainty in public markets has increased deal-flow to private equity houses as companies look to the financial buyer for alternative methods of funding. As vendor valuations adjust to reflect the correction in public markets, private equity managers with uncalled commitments will be well placed to capitalise on this deal-flow.


OUTLOOK

The growth in commitments to private equity over the last decade has been driven by the ability of top performing private equity firms to generate returns which outperform comparative quoted markets over the medium to long term. Both the Company's and the Schroder Private Equity Fund of Funds' underlying portfolio of private equity funds are advised by top performing managers and we have every confidence in the long-term performance of these vehicles.


Nick Ferguson
Chief Executive

Portfolio Review

OVERVIEW

In the year to 30 June 2001, SVIIT's net assets decreased by 9.6% to GBP416.9 million - 407.6p per share (June 2000: GBP461.1 million - 450.9p per share). The fall in net assets is largely attributable to adverse movements in quoted markets, with the prices of SVIIT's quoted stocks falling an average of 47% in the year. This high average fall in prices of SVIIT's quoted stocks has largely been driven by AU System and Parkway Holdings, whose prices have fallen by 80% and 40% respectively since June 2000.

Of the GBP416.9 million of net assets, GBP387.0 million was held in fund investments (June 2000: GBP327.2 million) and GBP29.9 million was held directly in cash and marketable securities (net of liabilities) (June 2000: GBP133.9 million).

The fall in value of the quoted portfolio has been partly offset by write-ups in the underlying portfolio. XYMAX (formerly Recruit Building Management), a Japanese property management company, has been written up on a P/E basis from a cost of GBP1.6 million to a value of GBP9.9 million. In addition, Sirona Dental Systems, which was written-down in December 1999, has been written back up on a P/E basis following better underlying performance from the company.

Overall, deal-flow during the year was reasonably strong, with 25 new investments being made and total calls payable of GBP155.4 million (June 2000:
GBP162.3 million). Weaker public markets have increased deal-flow to private equity houses as companies and corporate sellers look to the financial buyer rather than public markets for funding. However, pricing of many of the transactions is yet to reflect the correction in public market valuations, hence the number of completed deals in the second half of the year showed a marked decrease to the first half, with GBP52.9 million of calls being paid since December 2000.

Uncertainty in public markets has delayed exit opportunities and this, coupled with the relative youth of SVIIT's portfolio, has meant that realisations during the year were at a slower pace than in previous periods, with a total of GBP51.9 million distributions received from realisations during the year (June 2000: GBP187.8 million).

Since June 2000 there have been considerable changes in the Twenty Largest Underlying Companies, with seven new investments and one previously held at cost, but written up for the first time. In the light of declining public markets and general economic slow-down since the year-end, the specific valuations of all companies held at cost, including new investments, have undergone extensive due diligence before inclusion in the June 2001 portfolio valuation. At 30 June 2001, 58% of SVIIT's portfolio and 64% of the Twenty Largest Underlying Companies were valued at cost (June 2000: 43% and 44%).

SVIIT's geographic exposure continues to be well diversified. The portfolio's exposure to Continental Europe has decreased over the year to 28% (June 2000:
49%), whilst its exposure to International has increased to 30% (June 2000:
13%), mainly attributable to new investments such as Memec, Kiekert and Grammer.

The portfolio comprises holdings in all 24 of Schroder Ventures' funds, giving an underlying portfolio of 151 companies in 18 countries world-wide. A small number of large investments constitute the majority of the portfolio, with SVIIT's Twenty Largest Underlying Companies representing 74% of the total fund investments (June 2000: 70%).

SVIIT has reported a compound net asset per share growth of 16.1% per annum over five years.


FUND TRANSACTIONS

The number of underlying companies held by funds advised by Schroder Ventures decreased from 155 to 151 in the period.

Overall, deal-flow in the period was reasonably strong with 25 new investments in the year, albeit at a slower pace in the second half of the year. It is not anticipated that this slower pace will continue, as vendor valuations adjust to reflect the correction in public markets.

Seven of the new investments are among SVIIT's Twenty Largest Underlying
Companies: Memec

(International); Homebase (UK); Kiekert (International); AP
Plasman (Canada); Grammer (International); Twinwood (Asia) and Matra Plast (Canada). These new investments represent 31% of net assets and, with the exception of Twinwood, which is listed on the Singapore Stock Exchange, are held at cost.

The largest of the new investments, Memec, represents 13.36% of net assets. Memec, a global specialist semiconductor distributor was acquired in October 2000. Since the acquisition of Memec, the semiconductor industry, which has grown at a compound annual growth rate of 17% since the 1950s, but, is characterised by a regular cycle, has experienced a slow-down in growth. Although Memec has been affected by this slow-down, the fundamentals of the business remain robust.

As mentioned in the December 2000 Interim Report, funds advised by Schroder Ventures led the GBP1 billion buy-out of the Homebase DIY business from J. Sainsbury plc. SVIIT's share of this investment is GBP19.5 million, representing 4.67% of net assets.

Funds advised by Schroder Ventures have made a public tender offer for the majority of the equity in Grammer AG. Grammer, a seating equipment manufacturer, headquartered in Germany, supplies seating equipment to the automotive/commercial vehicle industry. SVIIT's share of this investment is GBP9.7 million, representing 2.32% of net assets.

Funds advised by Schroder Ventures have invested in a supplier of speciality chemicals to the leather processing industry. TFL (Together for Leather) was established in 1996 as a joint venture between two of the world's leading chemical companies. The company, with six production sites worldwide, has positioned itself as a supplier of a full product range for all stages of the leather production process. SVIIT's share of this investment is GBP4.3 million, representing 1.04% of net assets.

Since the year-end, funds advised by Schroder Ventures have led the $31 million buy-out of Market Place Media (MPM) from CTN Media Group, Inc. MPM, with 2000 revenues of $47 million, is a leading media placement and promotions company targeting niche markets. Headquartered in Santa Barbara, California, its clients are major US advertising agencies and advertisers to which it provides media consulting services. SVIIT's share of this investment will be approximately GBP3 million.

As mentioned above, adverse movements in SVIIT's quoted portfolio have been partly off-set by uplifts in the value of portfolio companies, the two most significant are:

XYMAX - funds advised by Schroder Ventures backed the buy-out of XYMAX (formerly Recruit Building Management) a Japanese property management company in January 2000. XYMAX was one of the first Japanese buy-outs financed by private equity. It is hoped that many more buy-out opportunities will arise, as enthusiasm for the emerging buy-out market in Japan increases and buy-outs begin to be recognised by Japanese management as a potential funding alternative.

Sirona Dental Systems - Sirona Dental Systems was written down in December 1999 due to market conditions and difficult restructuring in the business. Sirona's management has now successfully implemented the separation of the manufacturing and distribution businesses, and conditions in the German dental market have become more favourable; hence the company has been written up on a P/E basis.



Company                   30 June 2001    30 June 2000    Change in
                             Valuation       Valuation         Year
                               GBP'000         GBP'000      GBP'000

XYMAX                            9,898           1,601        8,297
Sirona Dental Systems           16,036          10,678        5,358


Volatility in public markets has delayed exit opportunities and options available for private equity managers to realise investments have been clearly reduced. This, coupled with SVIIT's relatively young portfolio (76% of the portfolio is under three years old, and 34% has been bought since July
2000), has meant that realisations during the year were at a slower pace than in previous periods, with a total of GBP51.9 million distributions received from realisations during the year (June 2000: GBP187.8 million).

SVIIT's share of major realisations by the funds during the year included:

Portfolio Review continued




Company                               Realisation     30 June 2000         Cost
                                            Value        Valuation     GBP'000*
                                        GBP'000**          GBP'000


Ferretti                                    6,073            4,093        148
Single                                      2,709            2,227        472



* costs and valuations as at 30 June 2000 have been pro rated to reflect the residual holding
** valuation and realisation proceeds are shown after the deduction of carried interest


There have been some write-downs in the portfolio during the year. These have included:



Company                            30 June 2001    30 June 2000    Change in
                                      Valuation       Valuation         Year
                                       GBP'000          GBP'000      GBP'000

AU System                                2,389          *15,159       12,770
Parkway Holdings                         7,580         **15,865        8,285
Takko                                   12,170           18,014        5,844



* the valuation of AU System as at 30 June 2000 has been pro rated to reflect the residual holding
** June 2000 valuation of Parkway Holdings has been pro rated to reflect a follow-on investment

The falls in value of AU System and Parkway Holdings reflect falls in their listed share prices. Whilst the fall in AU System's share price represents a write-down of GBP12.7 million in the period, SVIIT has received a total of GBP66.8 million in proceeds from the transaction (AU System, Across Wireless and iD2 Technologies) against an attributable cost of GBP5.6 million. Portfolio Review continued

The write down of Takko, a German discount clothing retailer, follows a lower than expected increase in net sales. The Continental European discount retailing industry has been affected by unusual weather conditions throughout 2000 and 2001, and a softening of private consumption. The store expansion strategy has continued on plan.

EEMS, a provider of test services for DRAM and Flash memory chip manufacture, was written up at December 2000 to GBP19.9 million. Given the slowdown in sales in the semiconductor industry generally, EEMS has been written back down to GBP11.2 million, a level similar to that at June 2000, hence year-on-year remains unchanged and compares to a cost of GBP1.7 million.


PORTFOLIO PERFORMANCE

Distributions from realisations of GBP51.9 million stood at an average premium of 11.8% to the 30 June 2000 valuations.

Calls payable during the year amounted to GBP155.4 million to fund 25 new and 36 follow-on investments.

Since the year-end, SVIIT has paid calls of approximately GBP5.6 million.

SVIIT's return on its holdings of Schroder Ventures' funds is summarised below;


                                              June 2001       June 2000
                                  Year ended       GBPm            GBPm

Opening Valuation                                 327.2           226.4
Calls Paid                                        155.4           162.3
Distributions Received                           (51.9)         (187.8)
                                                  430.7           200.9
(Decrease)/Increase in Value of Portfolio        (43.7)           126.3
Closing Portfolio                                 387.0           327.2



VALUATION BASIS

Reflecting the strong deal flow in the year, a considerable portion of the portfolio is still held at cost, including ten of the Twenty Largest Underlying Companies.




                        Portfolio Valuation Basis                    Portfolio Valuation Basis
                              30 June 2001                                 30 June 2000
                                             % (by Value)                                 % (by Value)
                Cost                                   58   Cost                                    43
                W/up: P/E                              10   W/up: P/E                                5
                W/up: EBIT                             12   W/up: EBIT                              18
                W/up: 3rd Party                         3   W/up: 3rd Party                          7
                Quoted                                 12   Quoted                                  22
                W/Down                                  5   W/Down                                   5


     Under British Venture Capital Association (BVCA) valuation guildlines, investments are normally carried at cost, less a provision if appropriate, for at least the first 12 months after acquisition.




                             Investment in Companies (GBPm)    Investment in Companies (GBPm)
                                     30 June 2001                    30 June 2000

                         Quoted     Cost    W/Up    W/Down                    Quoted    Cost    W/Up    W/Down
        1992 & prior        9.1        0     0.9       0.4   1992 & prior        8.8       0       0       1.6
        1993                3.2        0     0.2         0   1993                2.4       0       0       0.1
        1994                  0        0     0.9       0.3   1994                  4       0     0.4         0
        1995                1.8        0     1.6       0.2   1995                2.1     0.2     2.1       0.1
        1996                0.1        0     8.7       4.3   1996                4.7       0     3.2       0.4
        1997                1.8        1    27.4       0.1   1997                0.2     0.3      15       2.8
        1998                3.3      4.8    33.6       0.7   1998                3.7       1    13.8      11.7
        1999               20.7      7.3    14.2       1.2   1999                8.4     2.1    45.1       1.1
        2000                6.1    174.9    13.5      14.2   2000               38.8    14.5    18.7         0
        2001                  0     40.7       0         0



The increase in companies valued on a Written Up - P/E basis reflects the revaluation of XYMAX and Sirona
Dental Systems. The decrease in the proportion of companies valued on a Written-Up - EBIT basis is simply a reflection of the increased size of the portfolio, the absolute numbers remain relatively unchanged.

The decrease in companies valued on a third party basis is attributable to the sale of iD2 Technologies in July 2000.

The fall in SVIIT's exposure to quoted stocks is partly due to realisations, but is mainly a result of the fall in the valuations of Parkway Holdings and AU System.

The weighted average P/E multiple used in valuing the relevant portfolio companies has increased to 18.1 (June 2000: 16.7). After a range of discounts, investments valued on a P/E basis are effectively valued at 14.5 times earnings (June 2000: 10.9). This increase is due to the revaluation of XYMAX, which reflects the higher P/E multiples used in the Japanese market.

The weighted average EBIT multiple used in valuing the relevant portfolio companies remains relatively unchanged at 9.1 (June 2000: 9.2). After a range of discounts, investments valued on an EBIT basis are effectively valued at
6.8 times earnings (June 2000: 6.8).

The average discount applied to quoted investments has increased to 21% (June 2000: 19%). This increase is mainly due to the large discount applied to Twinwood, a new investment in Singapore that is quoted. The restructuring of this company is in its formative stage, hence it is too early to recognise any gain on the investment.


PORTFOLIO MATURITY

The average age of the portfolio remains low, with 76% of investments held for three years and under (June 2000: 82%). The tables above show the ageing of SVIIT's portfolio by valuation method at 30 June 2001 and 30 June 2000.


SVIIT: Analysis by Market


                              30 June 2001    30 June 2000
                              % (by Value)    % (by Value)
Continental Europe                  28              49
UK                                  13              11
Far East/Asia Pacific               12              14
International                       30              13
North America                       17              14




GEOGRAPHICAL DISTRIBUTION

The portfolio's weighting to International continued to increase over the year and now represents 30% of the portfolio. This is attributable to new investments such as Memec, Kiekert and Grammer which, although they have important Continental European businesses, are classified as International due to their substantial global operations.

EVCA Sector Analysis


                                    30 June 2001    30 June 2000
                                    % (by Value)    % (by Value)
Consumer                                     17              20
Medical/Health                               23              23
Computer & Other Electronics                 34              34
Industrial Products & Services               14              10
Other Manufacturing                           5               3
Other Services                                3               5
Transportation                                1               3
Construction                                  3               2



SVIIT's exposure to Continental Europe decreased over the year, to some extent due to the full realisation of iD2 Technologies and partial realisation of Ferretti in addition to the reduction in the valuation and partial realisation of AU System.



SVIIT: Analysis by Market (%)

                 30 June 2001    30 June 2000
Early stage/                4               5
start-up
Development                23              31
Buy-outs                   70              60
Buy-ins                     3               4



The portfolio's exposure to the UK has increased slightly following the acquisition of Homebase.


INDUSTRIAL SECTOR

Whilst static year on year (34%) the portfolio's weighting to Computer/other electronics has decreased since December 2000. This fall in weighting in the second half of the year is a reflection of recent investments in other sectors, in addition to the fall in valuation of AU System. Of this 34%, 88% relates to companies that provide hardware materials (e.g. semiconductors), 11% to IT business to business consultancy and 1% providing IT services directly to consumers.

The slight increase in the portfolio's weighting to Industrial products/services is a result of SVIIT's investments in Kiekert and Grammer. The write-down of Takko, a German retailer, has reduced SVIIT's exposure to the Consumer sector.


DEAL TYPE

Management Buy-Outs continue to be the largest transaction type by value, representing 70% of the portfolio (June 2000: 60%) and include new investments such as Memec, Kiekert and Homebase.

The decrease in development capital investments to 23% (June 2000: 31%) is due to the decrease in value of AU System and Parkway Holdings.

Uncalled Fund Commitments


  Fund                                                            Amount Called     Amount Uncalled    SVIIT Uncalled
                                                               (Local Currency)    (Local Currency)      commitment*
                                                                                                          GBP million
  Schroder UK Venture Fund IV                                           GBP4.3m             GBP0.3m               0.3
  Schroder Ventures European Fund                                    euro169.6m           euro26.4m              15.9
  Schroder Ventures European Fund II                                 euro250.5m          euro499.5m             300.7
  The Japan Venture Fund III                                          Y1,894.5m           Y1,105.5m               6.3
  Schroder Ventures Asia Pacific Fund                                  US$41.6m            US$94.1m              67.0
  Schroder Ventures US Fund                                            US$33.2m            US$40.0m              28.4
  Schroder Canadian Buy-Out Fund II                                     C$17.0m              C$0.9m               0.4
  Schroder Canadian Buy-Out Fund III**                                  C$15.6m             C$34.9m              16.4
  Schroder Ventures
  International Life Sciences Fund II                                  US$52.3m            US$29.4m              20.9
  Total                                                                                                      GBP456.3

  *     Based on exchange rates at 30 June 2001
  ** Based on calls at second closing of the fund (31%). After the fund's final closing, capital was returned to investors in the first and second closing, resulting in the fund currently being 27% drawn down


FUND COMMITMENTS

At 30 June 2001, SVIIT had total uncalled commitments of GBP456.3 million to nine funds (June 2000: GBP580.7 million to eight funds).

As reported in the Interim Report, the Schroder Ventures European Fund II and Schroder Ventures US Fund both had final closings during the year and are now 33.4% and 45.3% drawn-down respectively.

Since December, the Schroder Canadian Buy-Out Fund III has had a final closing of C$190 million and is 27% drawn down, with two investments in Matra Plast and AP Plasman, both of which feature in SVIIT's Twenty Largest Underlying Companies. SVIIT's commitment to this fund at its final closing was C$50.5 million.


CASH AND MARKETABLE SECURITIES

At 30 June 2001, SVIIT's gross cash balance of GBP32.0 million (June 2000:
GBP136.6 million) was held principally in a portfolio of short-dated treasury bills, reflecting anticipated short-term cash flows.

The overall performance of sterling during the year resulted in a loss on exchange on cash and marketable securities of GBP0.8 million.


CONCLUSION

The adverse impact of declining public markets on the portfolio has been offset by some write-ups and the resulting fall of 9.6% in net assets compares to a fall of 14.8% in the FTSE World Index. Despite this fall in net assets, SVIIT has reported compound growth in net asset per share growth of 16.1% per annum over five years, outperforming the FTSE World Index on a compound basis by 6.6% per annum over the same period.

Realisations during the year have slowed, predominantly driven by the world-wide decline in public markets and an uncertain global economic outlook, and it appears likely that these uncertain market conditions will continue in the near term. The portfolio is relatively immature and 58% of it is valued at cost, which should provide for future uplift and value as market conditions improve and the environment for investment realisations becomes more favourable.

Twenty Largest Underlying Companies

In the following pages, we show SVIIT's twenty largest investments by value as at 30 June 2001
(Geographic Locations by head office)



1.  MEMEC
    (UK)
Company (GBP000's)                                  MEMEC Picture
Cost                          56,438
Value                         55,712
Date of Acquisition     October 2000


Memec is a global specialist semiconductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific region. The valuation basis is cost in fund currency; the holding represents 13.36% of SVIIT's net assets.



2.   AMS
     (AUSTRIA)
Company (GBP000's)                                 AMS Picture
Cost                          36,202
Value                         37,128
Date of Acquisition        June 2000


AMS designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end customer markets. The valuation basis is cost in fund currency; the holding represents 8.91% of SVIIT's net assets.



3.  HOGG ROBINSON
    (UK)
Company (GBP000's)                                   Hogg Robinson
Cost                          24,154                AMS Picture
Value                         22,993
Date of Acquisition        June 2000


Hogg Robinson is a services company comprising two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The valuation basis is cost in fund currency; the holding represents 5.52% of SVIIT's net assets.



4.  HOMEBASE
    (UK)

Company (GBP000's)                                  Homebase Picture
Cost                          20,009
Value                         19,479
Date of Acquisition       March 2001


Homebase is a leading retailer of DIY ("Do It Yourself") products in the UK. The brand is particularly strong at the "softer" end of the market - which includes home accessories, decorative and gardening products. Homebase operates nearly 300 stores across the UK and Eire. The valuation basis is cost in fund currency; the holding represents 4.67% of net assets.

5.  LEICA MICROSYSTEMS
    (GERMANY)
Company (GBP000's)                                  Leica Microsystems
Cost                          11,611                 AMS Picture
Value                         17,741
Date of Acquisition       March 1998


Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semiconductor industries. The company has leading positions in most of its markets and a strong track record in product innovation. The valuation basis is EBIT; the holding represents 4.25% of SVIIT's net assets.



6.  SIRONA DENTAL SYSTEMS GROUP
    (GERMANY)
Company (GBP000's)                                 SIRONA DENTAL
Cost                          14,262             SYSTEMS GROUP
Value                         16,036                Picture
Date of Acquisition         Nov 1997


Sirona is the leading manufacturer of professional dental equipment in the world and the only major dental manufacturer with its own distribution network. The company is a total system provider of dental equipment and is recognised globally for providing high quality, technologically superior products covering nearly the entire product range for the dental practice. The valuation basis is P/E; the holding represents 3.85% of SVIIT's net assets.



7.  TAKKO
    (GERMANY)
Company (GBP000's)                                 TAKKO Picture
Cost                          17,246
Value                         12,170
Date of Acquisition       March 2000


Takko is a retailer of fashionable "value for money" clothing targeting the young family and women aged between 25 and 40. It runs over 520 stores in Germany and Austria. The valuation basis is write down; the holding represents 2.92% of SVIIT's net assets.



8.  KIEKERT
    (GERMANY)
Company (GBP000's)                                 KIEKERT Picture
Cost                         11,738
Value                        11,377
Date of Acquisition       Sept 2000


Kiekert produces complete systems for all devices that open, close, lock and unlock cars and has operated in this market since 1920. Products include highly integrated system locks as well as complex door modules. The valuation basis is cost in fund currency; the holding represents 2.73% of SVIIT's net assets.


9.  EEMS
    (ITALY)
Company (GBP000's)                                 EEMS Picture
Cost                         1,750
Value                       11,242
Date of Acquisition       May 1999


EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is EBIT; the holding represents 2.70% of SVIIT's net assets.


10.  AP PLASMAN
     (CANADA)
Company (GBP000's)                                 AP PLASMAN Picture
Cost                         10,734
Value                        10,947
Date of Acquisition       Sept 2000


AP Plasman is an integrated group of five companies providing moulds and plastic components in addition to the painting and finishing of parts, primarily for the automotive industry. The valuation basis is cost in fund currency; the holding represents 2.63% of SVIIT's net assets.


11.  XYMAX
     (JAPAN)
Company (GBP000's)                                 XYMAX Picture
Cost                         1,601
Value                        9,898
Date of Acquisition       Jan 2000


XYMAX (formerly Recruit Building Management Ltd) is a leading property management company managing over 250 office buildings mainly located in the Tokyo and Osaka metropolitan area. XYMAX provides services to two different market segments; the sub-leasing market for small to medium sized building owners; and the property management market for institutional real estate investors. The valuation basis is P/E; the holding represents 2.37% of net assets.


12.  GRAMMER
     (GERMANY)

Company (GBP000's)                                  GRAMMER Picture
Cost                         9,619
Value                        9,651
Date of Acquisition      June 2001


Grammer supplies seating equipment to the automotive/commercial vehicle industry. The company serves three different segments of the automotive/ commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats. Grammer is headquartered in Amerg, Germany and employs 7,000 people. The valuation basis is cost in fund currency; the holding represents 2.32% of net assets.

13.  BETTS GROUP HOLDINGS
     (UK)
Company (GBP000's)                                   BETTS GROUP
Cost                         6,313              HOLDINGS Picture
Value                        8,047
Date of Acquisition       Nov 1998


Betts is a specialist packaging and injection-moulding business focused on the pharmaceutical and oral care markets. Betts makes toothpaste and pharmaceutical tubes, asthma inhalers and other specialised packaging in plants located in the UK, US, Poland and Asia. The valuation basis is EBIT; the holding represents 1.93% of SVIIT's net assets.
Twenty Largest Underlying Companies continued


14.  WASHTEC
     (GERMANY)
Company (GBP000's)                                    WASHTEC Picture
Cost                         5,939
Value                        7,702
Date of Acquisition        Feb 1998


Washtec was formed from the merger of California Kleindienst and Wesumat, and manufactures car wash equipment. Schroder Ventures' funds had previously invested in California Kleindienst. The valuation basis is quoted; the holding represents 1.85% of SVIIT's net assets.


15.   PARKWAY HOLDINGS
      (SINGAPORE )

Company (GBP000's)                                    PARKWAY Picture
Cost                         15,311
Value                         7,580
Date of Acquisition        Dec 1999


Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted; the holding represents 1.82% of SVIIT's net assets.



16.  MESA COMMUNICATIONS
     (USA )
Company (GBP000's)                                      MESA
Cost                         6,345               COMMUNICATIONS
Value                        7,331                  Picture
Date of Acquisition     March 2000


Mesa is an independent owner and manager of wireless communication towers, growing aggressively through acquisition and development in the US. The valuation basis is cost in fund currency; the holding represents 1.76% of SVIIT's net assets.

17.   COMACT
      (CANADA )
Company (GBP000's)                                    COMACT Picture
Cost                         2,725
Value                        6,602
Date of Acquisition      June 1997


Comact (formerly GBA Industrial Equipment) is a Canadian manufacturer of industrial equipment for the sawmill, paper, hydroelectric and aluminium industries, with 75% of consolidated revenues arising from sales of sawmill equipment. The valuation basis is EBIT; the holding represents 1.58% of SVIIT's net assets.



18.  TWINWOOD
     (ASIA)
Company (GBP000's)                                    TWINWOOD Picture
Cost                         5,699
Value                        5,942
Date of Acquisition       Oct 2000


It is anticipated that Twinwood's existing engineering business will be sold and its operations will be focused around several subsidiaries. The strategy is to reposition the company as an operating company focused on key technology areas including broadband and wireless software and services. The valuation basis is quoted; the holding represents 1.43% of SVIIT's net assets.


19.  THOUGHTWORKS
     (USA)

Company (GBP000's)                                    THOUGHTWORKS Picture
Cost                         4,588
Value                        5,188
Date of Acquisition     April 2000


ThoughtWorks is a professional services provider, specialising in the delivery of highly strategic, web-based systems development and systems integration solutions for Fortune 1000 companies. The company focuses on the "business to business" segment of the internet services industry. The valuation basis is cost in fund currency; the holding represents 1.24% of SVIIT's net assets.


20   MATRA PLAST
     (CANADA)

Company (GBP000's)                                     MATRA PLAST Picture
Cost                         4,254
Value                        4,468
Date of Acquisition      July 2000


Matra Plast produces and converts polythene and polycarbonate for products such as containers, signs and display units. The valuation basis is cost in fund currency; the holding represents 1.07% of SVIIT's net assets.

List of Investments at 30 June 2001


                         Year      Original     SVIIT's     Value of    SVIIT's
                       Formed          Life     Holding      SVIIT's        Net
                                    (years)      in the      Holding     Assets
                                                   Fund      GBP'000          %
ASIA
Asia Pacific
Trust
Formed to invest
in equity and
near-equity
investments in
the high growth
economies of the
Asia Pacific
region. This
trust has been in
liquidation since
1998.                    1990            8*         6.4        1,330        0.3

Asia Pacific Fund
II
Established to
make equity and
near-equity
investments in
buy-outs,
buy-ins,
development
capital
businesses and
turnarounds,
principally in
the Asia Pacific
region with an
emphasis on
Australia, China,
Hong Kong, India,
Indonesia,
Malaysia,
Singapore and
Thailand.                1994           10          14.0     11,552         2.8

Schroder Ventures
Asia Pacific Fund
Established to
make equity or
near equity
investments in
companies that
have significant
exposure to the
AsiaPacific
region. The fund
will focus
principally on
management
buy-outs and
buy-ins,
financial
acquisitions and
larger
development
capital
opportunities.             1999        10          29.9     16,446         3.9

Co-investments
with Asia Pacific
Fund ll and
Schroder Ventures
Asia Pacific Fund                                            1,372         0.3

The Japan Venture
Fund II
Formed as a
successor to The
Japan Venture
Fund to invest in
Japanese
businesses with
potential for
capital growth.            1990       10*          13.7      4,114         1.0

The Japan Venture
Fund III
Established to
invest directly
or indirectly in
equity and near
equity
investments in a
diversified
portfolio of
early stage, or
development
capital
investments and
leveraged and
management
buy-outs and
buy-ins
principally in
Japan.                      1997        10          17.7     17,586         4.3

TOTAL ASIA                                                   52,400        12.6


List of Investments continued


                           Original      SVIIT's Holding     Value of   SVIIT's
                    Year       Life          in the Fund      SVIIT's       Net
                  Formed    (years)                    %      Holding    Assets
                                                              GBP'000          %
CONTINENTAL
EUROPE
Schroder
Ventures
European Fund
The first $1
billion fund
raised for
private
equity
investment in
Europe
focusing on
large and
medium-sized
leveraged
buy-out
opportunities.     1997          10                 22.0      64,503       15.5


Schroder
Ventures
European Fund
II
Formed as the
successor to
Schroder
Ventures
European
Fund, the
fund will
focus on
European
buy-outs and
buy-ins, in
addition to
growth
capital
investments.         2000       10                 22.7      144,967       34.7

Schroder
French
Buy-Out Fund
The fund's
policy was to
invest in
leveraged
buy-outs and
development
capital
businesses
primarily in
France.The
fund was put
into
liquidation
in December
1999.               1989       10                 39.8          440         0.1

Schroder
Ventures
French
Enterprise
Fund
Formed with a
policy of
investing in
development
capital
opportunities,
principally
in France.         1992       10                 19.0            790        0.2

Schroder
Ventures
French
Buy-Out Club
1995
The main
focus is on
buy-outs of
private
companies and
consideration
is also given
to investment
in
turnarounds
and special
situations.           1995      n/a                 27.9       1,197        0.3

Schroder
German
Buy-Outs
Established
to invest in
buy-outs of
companies in
Germany and
some of its
neighbouring
countries.            1986      10*                 29.7       6,656        1.6

Schroder
German
Buy-Outs 1992
Established
to invest in
a diverse
portfolio of
buy-outs,
buy-ins,
development
capital
businesses
and
turnarounds,
principally
in Germany,
Austria and
Switzerland.       1991       10                 19.4          3,466        0.8

Schroder
Ventures
Italian Fund
II
Established
as a
successor to
The Italian
Venture Fund
to make
equity and
near-equity
investments
in buy-outs
and buy-ins,
including
development
capital
businesses,
principally
in Italy.            1993       10       21.0                  4,995        1.2

The Spanish
Venture Fund
Established
with a policy
of investing
in leveraged
buy-outs and
development
capital
businesses in
Spain.              1990      10*       23.2                   1,994        0.5

TOTAL                                                        229,008       54.9
CONTINENTAL
EUROPE

List of Investments continued


                                  Original       SVIIT's     Value of   SVIIT's
                       Year           Life       Holding      SVIIT's       Net
                     Formed        (years)        in the      Holding    Assets
                                                    Fund      GBP'000         %
                                                       %

UNITED KINGDOM
Schroder UK
Buy-Out Fund
III
Established as
Schroder
Ventures' third
buy-out fund in
the United
Kingdom to
invest in
equity and
near-equity
investments in
buy-outs,
buy-ins,
development
capital
businesses and
turnarounds.         1993        10          18.8           13,105         3.1

Schroder UK
Venture I
Extension Fund
Established to
be the
recipient of
the
distributions
from certain
unitholders in
Schroder UK
Venture Fund.         1991        9           17.5              28         0.0

Schroder UK
Venture Fund
III
Established to
invest in a
diversified
portfolio of
venture or
development
capital
businesses and
buy-outs
principally in
the United
Kingdom.               1990       10*           8.7          882         0.2

Schroder UK
Venture Fund IV
Established to
follow the
policies of the
fully invested
third UK
venture fund.          1995        10           4.2        2,877         0.7

TOTAL UNITED                                              16,892         4.0
KINGDOM


List of Investments continued


                           Year     Original      SVIIT's    Value of   SVIIT's
                         Formed         Life      Holding     SVIIT's       Net
                                     (years)       in the     Holding    Assets
                                                    Fund      GBP'000         %
                                                      %

NORTH AMERICA
Schroder Canadian
Buy-Out Fund II
Established to
invest in buy-outs
and development
capital
opportunities,
principally in
Canada.                    1994        10         22.6         9,004        2.2

Schroder Canadian
Buy-Out Fund III
Established to
invest principally
in buy-outs,
buy-ins, leveraged
build-ups and
development capital
opportunities in
Canada.                    2000        10         30.0         6,790        1.6

Co-investments with
Schroder Canadian
Buy-Out Funds II
and III                                                       15,916        3.8

Schroder Ventures
International Life
Sciences Fund
Established to
invest in life
sciences companies
principally in the
United States, the
United Kingdom and
Continental Europe.         1993        10          6.8        2,637        0.6

Schroder Ventures
International Life
Sciences Fund II
Established as a
successor to
Schroder Ventures
International Life
Sciences Fund, to
invest in a
diversified
portfolio of life
sciences companies
principally in the
United States and
Europe. The
majority of these
investments will be
in early stage
opportunities.               1999        10         29.2      34,896        8.4

Schroder US Venture
Fund
Established to
invest in a
portfolio of
buy-out and
development capital
businesses,
principally located
in the United
States. The fund
was put into
liquidation in
1999.                        1988       10*         14.6           -          -

Schroder Ventures
US Fund
Established to
invest in larger
development capital
and mid-size
buy-outs in the US,
with a particular
focus on media,
telecommunications
and technology
sectors.                      1999        10         30.0     19,487        4.7

TOTAL NORTH AMERICA                                           88,730       21.3
                                                             387,030       92.8
Total fund
portfolio
Fixed interest                                                24,853        6.0
investments
Total investment                                             411,883       98.8
portfolio
Current assets less                                            4,989        1.2
total liabilities
Total net assets                                             416,872      100.0

* The lives of these funds have been extended.


Note

The Italian Venture Fund, Schroder UK Venture Fund II, Schroder UK Buy-Out Fund II, Schroder UK Venture Fund and Schroder Canadian Buy-Out Fund terminated during the year and are therefore excluded from the list of investments.

Report of the Directors for the year ended 30 June 2002

The Directors submit their report and the audited accounts of the Company for the year ended 30 June 2001.


COMPANY'S BUSINESS

The Company carries on business as an investment trust and is an investment company within the meaning of section 266 of the Companies Act 1985. In order to obtain exemption from capital gains tax the Company has conducted itself with a view to being an approved investment trust for the purposes of Section 842 of the United Kingdom Income and Corporation Taxes Act 1988 (as amended). The last accounting period for which the Company has been treated as approved by the Inland Revenue as meeting the qualifying criteria for investment trust status is the year ended 30 June 1999 and the Company has subsequently conducted its affairs so as to enable it to continue to qualify for such approval. Under Corporate Tax Self Assessment, which applies to accounting periods ending on or after 2 July 1999, the Inland Revenue is no longer obliged to give written confirmation that approval has been granted. The Company is not a close company for taxation purposes.

A review of the Company's business and its likely future development is given in the Chairman's Statement on page 4, Chief Executive's Review on page 6 and the Portfolio Review on page 7.


REVENUE AND EARNINGS

The net revenue return for the year after expenses, interest, taxation and minority interests was GBP2,655,000 (2000: GBP4,729,000), equivalent to a return per ordinary share of 2.60p (2000: 4.68p).


DIVIDEND

The Company is prohibited by its Articles of Association from distributing as dividends any capital surpluses which arise from the realisation of investments. Accordingly, any dividends paid by the Company will be funded out of its revenue account.

The Company's investment objective is one of capital growth and it is anticipated that returns for shareholders will derive primarily from capital. However, the Directors recommend the payment of a final dividend of 1.80 pence per share (2000: 3.80 pence) in order to meet the requirements to ensure that the Company continues to qualify as an investment trust. This distribution leaves a balance of GBP814,000 to be transferred to the consolidated revenue reserve.


POLICY FOR PAYMENT OF CREDITORS

It is the policy of the Company to settle all investment transactions in accordance with the terms and conditions of the relevant markets in which it operates. All other expenses are paid on a timely basis in the ordinary course of business. The Company had no trade creditors at 30 June 2001.


PURCHASE OF SHARES FOR CANCELLATION

During the year ended 30 June 2001 the Directors did not use the authority given to them to purchase ordinary shares for cancellation.

The total number of shares in issue on 14 September 2001 was 102,265,699 shares. The Directors wish to renew the authority to purchase shares for cancellation. A resolution authorising the Directors to purchase up to 14.99% of the share capital in issue on 14 September 2001 will be proposed at the forthcoming Annual General Meeting for which notice is given on pages 55 and 56.

This authority will lapse at the conclusion of the Company's Annual General Meeting in 2002, unless renewed earlier.


ISSUE OF NEW SHARES

At the Extraordinary General Meeting of the Company on 3 May 2001, the Directors were given powers (in substitution for the powers taken at the Annual General Meeting of the Company in December 2000) to allot relevant securities and to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply. The Directors wish to renew these powers at the forthcoming Annual General Meeting. Therefore, Resolutions 9 and 10 (set out in the notice of the Annual General Meeting on page 55) will be proposed at the Annual General Meeting.

If passed, Resolution 9 will give the Directors the power to allot relevant securities up to an aggregate nominal amount of (a) GBP1,022,656 (equivalent to 1 per cent. of the Company's issued ordinary share capital as at 14 September
2001) in connection with the Company's Executive Share Option Plan; and (b) GBP34,088,566 (equivalent to one-third of the Company's issued ordinary share capital as at 14 September 2001).

If passed, Resolution 10 will give the Directors the power to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply (a) up to an aggregate nominal amount of GBP1,022,656 (equivalent to 1 per cent. of the Company's issued ordinary share capital as at 14 September 2001) in connection with the Company's Executive Share Option Plan; (b) pursuant to rights issues and other pre-emptive issues; and (c) up to an aggregate nominal amount of GBP10,226,569 (equivalent to 10 per cent. of the Company's issued ordinary share capital as at 14 September 2001).

The Directors are seeking the authority referred to in paragraph (c) of Resolution 10 in order to provide flexibility in raising monies to take advantage of opportunities arising through the launch of new Schroder Ventures' funds. It is the intention of the Board that any equity securities allotted under this authority will be allotted at an effective premium to the estimated net asset value per ordinary share at the date of pricing of the issue of the relevant equity securities.

The Directors intend to exercise the authority referred to in paragraph (b) of Resolution 9 to issue relevant securities to investors whenever they believe it is advantageous both to those investors and to the existing shareholders to do so.

The Directors intend to exercise the authority referred to in paragraph (a) of Resolution 9 and paragraph (a) of Resolution 10 to grant options under part D of the Company's Executive Share Option Plan to individuals seconded to the Company or its subsidiaries (which, for this purpose, includes joint ventures). Options granted pursuant to this authority will nevertheless count towards limits on the number of new ordinary shares which may be issued pursuant to the exercise of options.

The authorities proposed to be taken under Resolutions 9 and 10 will lapse at the conclusion of the Company's Annual General Meeting in 2002, unless renewed earlier.


DIRECTORS

The Directors of the Company and their beneficial and family interests in the Company's share capital during the year to 30 June 2001 are given below:



                                              Ordinary Shares
                                              of GBP1.00 each
                                                   At 30 June     At 1 July
                                                         2001          2000
Beneficial
J J McLachlan                                          14,405        14,372
N E H Ferguson*                                       175,000       175,000
C J Govett                                             67,500        67,500
A J Habgood                                            25,000        25,000
E W Koning                                                Nil           Nil
D Raeburn (appointed 25 June 2001)                     60,000           N/A
I P Sedgwick                                           17,500        17,500
J Strangfeld (resigned 25 June 2001)                      Nil           Nil
Non Beneficial
C J Govett                                             20,000        20,000


* Mr Ferguson has options over ordinary shares, details of which are given on page 29.

There had been no change in the above holdings up until 14 September 2001. In accordance with the Company's Articles of Association, the election of Mr Denis Raeburn as a Director will be proposed at the forthcoming Annual General Meeting, and Mr Sedgwick, Mr McLachlan and Mr Ferguson will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

None of the Directors has a contract of service with the Company. Mr Ferguson and members of his family have an interest in the Carried Interest in respect of certain Schroder Ventures' funds, awarded prior to January 2001. Mr Sedgwick is Chairman and Mr Ferguson is a non-executive director of Schroders plc, whose subsidiaries include Schroder Investment Management Limited which receives fees from the Company in accordance with the terms of a secretarial agreement, and Schroder Investment Management (UK) Limited which receives fees for the provision of cash management services. Full details of fees paid to both companies can be found in Note 26 on page 46. No other Director has any material interest in any other contract which is significant to the Company's business.


DIRECTORS' AND OFFICERS' LIABILITY

INSURANCE

During the year the Company had maintained cover for its Directors and officers, under a Directors' and officers' liability insurance policy as permitted by Section 310 of the Companies Act 1985 (as amended).


SUBSTANTIAL SHARE INTERESTS

At 14 September 2001 the Company had been notified of the following interests in excess of 3 per cent. of the issued capital.


                                                      Number of    Percentage
                                                ordinary shares      of class
Schroders plc and its subsidiaries:
- non beneficial, managed for clients               16,749,599          16.38
- beneficial                                        13,113,449          12.82

Aegon Aandelenfonds NV                              19,378,665          18.95
The Equitable Life Assurance Society                 4,650,000           4.55

British Aerospace Pension Fund                       4,425,000           4.33
BBC Pension Trust Limited*                           4,384,554           4.29
The Prudential Insurance Company of
America
                                                     4,248,355           4.15


*This interest is also counted in the non-beneficial, managed for clients, interest of Schroders plc and its subsidiaries listed above.


AUDITORS

Ernst & Young LLP have expressed their willingness to remain in office and resolutions to re-appoint them and to authorise the Directors to fix their remuneration will be proposed at the Annual General Meeting.

Registered Office       Registered Number: 3066856
31 Gresham Street
London
EC2V 7QA

By order of the Board
Schroder Investment Management Limited
Secretary
14 September 2001

Statement of Directors' Responsibiities

The Directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the return for the year, and are in accordance with applicable laws and regulations.
The Directors are satisfied that the Group has adequate resources to continue in business and accordingly that the accounts should be drawn up on a going concern basis. Further, appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used in the preparation of these accounts and applicable accounting standards have been followed. These policies and standards, for which the Directors accept responsibility, have been discussed with the Auditors.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud, error, other irregularities and non-compliance with laws and regulations.

The Directors confirm that they have complied with these responsibilities.

Corporate Governance

The Company is committed to high standards of corporate governance. The Combined Code on corporate governance issued by the Committee on Corporate Governance in June 1998 and supplemented by the guidance on Internal Control issued by the Institute of Chartered Accountants in England and Wales in September 1999 (the "Turnbull" guidance) applies to the Company for the year ended 30 June 2001. This Statement, together with the Statement of Directors' Responsibilities on page 24, indicates how the Company has applied the principles of good governance of the Combined Code and the requirements on Internal Control.


APPLICATION OF CODE PRINCIPLES

THE BOARD

The Board currently consists of six non-executive Directors, the majority of whom are independent of the Company Secretary, and one executive Director (see page 2).

The Board meets at least four times a year. Matters specifically reserved for decision by the full Board have been defined and a procedure adopted for directors, in the furtherance of their duties, to take independent professional advice at the expense of the Company. The Directors have access to the advice and services of the Corporate Company Secretary through its appointed representative who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

The Board has contractually delegated to Schroder Investment Management (UK) Limited, the management of the Company's cash balances, and the day to day accounting and company secretarial requirements to Schroder Investment Management Limited. Each of these contracts was entered into after full and proper consideration by the Board of the quality and cost of services offered including the financial control systems in operation in so far as they relate to the affairs of the Company, and each contract is monitored on an annual basis by the Remuneration Committee.

When a Director is appointed he or she receives an induction which is provided by the Company Secretary. Directors are provided, on a regular basis, with key information on the Company's policies, regulatory requirements and internal controls. Changes affecting directors' responsibilities are advised to the Board as they arise. The Board receives and considers reports regularly from its advisers and ad hoc reports and information are supplied to the Board as required. In addition, Directors attend ad hoc seminars covering the latest developments across the investment trust industry.


BOARD COMMITTEES

The Investment Committee, which consists of Mr Ferguson (Chairman), Mr Govett, Mr Koning, Mr McLachlan and Mr Raeburn, is responsible, together with the Board, for the day-to-day management of the Company's investment portfolio. In particular, the Committee is responsible for reviewing investment proposals for the Company, for giving investment recommendations to the Board and for implementing the Board's decision as regards any investment.

As part of the preparations for the Company's acquisition of Schroder Ventures (London) Limited and Schroder Ventures North America Inc. the Company established a Remuneration Committee during the year to 30 June 2001. The Remuneration Committee, which has defined terms of reference and duties, is, inter alia responsible for establishing the remuneration of the Chief Executive and the issuance of share option grants under the Executive Share Option Plan established in 2001. Committee members can be found on page 2. The Remuneration Committee has also taken over the review of certain contracts with service providers from the Management Engagement Committee, the duties of which have now been amalgamated into those of the Remuneration Committee.

The Company has established a Nominations Committee in accordance with the recommendations of the Combined Code, to make recommendations on the appointment of new Directors. A formal procedure for the appointment of new Directors is contained in the terms of reference of the Committee. The Committee meets as necessary to make recommendations to the Board on the filling of Board vacancies. Committee members can be found on page 2. In making its recommendations, the Committee is required to ensure that the composition of the Board is appropriately balanced in expertise and ability.

There is an Audit Committee with defined terms of reference and duties. Committee members can be found on page 2. The function of the Audit Committee is to ensure that the Company maintains the highest standards of integrity and financial reporting. It also meets with representatives of the Company Secretary and receives reports on the quality and effectiveness of the accounting records and management information maintained on behalf of the Company.

All non-executive Directors are appointed for an initial term covering the period from the date of their appointment until the first Annual General Meeting thereafter, at which they are required to stand for election, in accordance with the existing Articles of Association. Thereafter Directors retire by rotation at least every three years.


RELATIONS WITH SHAREHOLDERS

The Board believes that the Annual General Meeting provides an effective forum for private investors to communicate with the Board, and encourages participation. The Annual General Meeting is attended by the full Board of Directors and a presentation is made. There is an opportunity for individual shareholders to question the Chairman of the Board and of the Audit Committee at the Annual General Meeting. The Company announced the level of votes cast by proxy on resolutions proposed at last year's Annual General Meeting, and intends to announce the votes cast by proxy in a similar manner at future General Meetings.

The Board believes that the Company's policy of reporting to shareholders as soon as possible after the Company's year end and holding the earliest possible Annual General Meeting is valuable. The Notice of Meeting on pages 55 to 57 sets out the business of the meeting.


EXERCISE OF VOTING POWERS

The Company has established a voting policy in respect of its investments which, in summary, is based on the governance recommendations of the Combined Code with the intention of voting in accordance with best practice whilst maintaining a primary focus on financial returns.


ACCOUNTABILITY AND AUDIT

The Directors' statement of responsibilities in respect of the financial statements is on page 24 and a statement of going concern is set out below.

The report of the auditors can be found on page 30.


GOING CONCERN

The Directors believe that it is appropriate to continue to adopt the going concern basis in preparing the accounts as the assets of the Company consist mainly of securities that are readily realisable and, accordingly, the Company has adequate financial resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.


INTERNAL CONTROL

The Combined Code requires the Board to review the effectiveness of internal controls. The Board has undertaken a full review of all the aspects covered by the Turnbull guidance under which the Board is responsible for the Company's system of internal control and for reviewing its effectiveness.

During the year ended 30 June 2001 the Board approved a detailed risk map that identified significant strategic, investment-related, operational and service provider risks and adopted an enhanced monitoring system to ensure that risk management and all aspects of internal control are considered on a regular basis.

The Board has contractually delegated responsibility for the provision of accounting and company secretarial services. The Board believes that the key risks identified and the implementation of an ongoing system to identify, evaluate and manage these risks are based upon and relevant to the Company's business as an investment trust. The ongoing risk assessment includes consideration of the scope and quality of the systems of internal control adopted by major service providers, and ensures regular communication of the results of monitoring by third parties to the Board, and of the incidence of significant control failings or weaknesses that have been identified at any time and the extent to which they have resulted in unforeseen outcomes or contingencies that may have a material impact on the Company's performance or condition.

Although the Board believes that it has a robust framework of internal control in place this can provide only reasonable and not absolute assurance against material financial misstatement or loss and is designed to manage, not eliminate, risk.

The Board will continue to monitor its framework of internal control and will continue to take steps to embed the system of internal control and risk management into the operations of the Company. In so doing the Board will review from time to time whether a function equivalent to an internal audit is needed.


STATEMENT OF COMPLIANCE

The Board has conducted an annual review of the effectiveness of the system of internal control covering all controls including financial, operational and compliance controls and risk management. This assessment took into account issues arising from the reports reviewed by the Board during the year together with any additional information necessary to enable the Board to take account of all significant aspects of internal control.

Except as explained below, the Company has complied throughout the year with the best practice provisions in Section 1 of the Combined Code:

* The Board considers the Chairman to be the main point of contact to whom concerns from whatever source or of whatever nature may be conveyed. In the event that a shareholder does not wish to raise a concern with him, the Board is of the view that such a shareholder should be free to contact any of its other non-executive members and it has decided that it is not appropriate to nominate a single senior independent Director.

* The Board is of the view that there is now an ongoing system in place for identifying, evaluating and managing the Company's key risks. Full compliance with the Turnbull guidance was not achieved until December 2000, the date when the Company's detailed risk assessment and the updated monitoring procedures were fully implemented.

Remuneration Report

This report deals with the remuneration paid to Mr N Ferguson, Chief Executive of the Company and the sole executive director from 18 June 2001, the date the acquisition of Schroder Ventures (London) Limited and Schroder Ventures North America Inc. was completed, to 30 June 2001, the end of the Company's financial year.


THE REMUNERATION COMMITTEE

(THE "COMMITTEE")

The Committee's members during the year were Mr J McLachlan, Mr J Govett and Mr A Habgood, all independent non-executive directors.

The Committee is responsible for determining the remuneration of the Chief Executive and the operation of the Company's Executive Share Option Plan. Its terms of reference take into account the provisions of the Combined Code on corporate governance. The Committee is advised by independent remuneration consultants.


POLICY ON THE CHIEF EXECUTIVE'S REMUNERATION

The Committee's aim is to ensure that remuneration packages should attract, retain and motivate senior executives but should avoid paying more than is necessary for this purpose. Basic salaries are set on this basis and the Committee has due regard to competitive market data on similar positions in other venture capital organisations and financial institutions. The Committee is sensitive to wider issues including pay and employment conditions elsewhere in the Group when setting pay levels. No executive director of the Company is involved in deciding his own remuneration.

Performance-related elements of remuneration form a significant proportion of the total remuneration package of the Chief Executive. Under an annual bonus scheme, bonuses may be paid conditional upon Group and individual performance as part of a formal appraisal process.

The Chief Executive's basic salary is reviewed annually, having regard to individual performance and comparative data. In addition, he is eligible for a non-pensionable discretionary bonus which is conditional on Group performance and the achievement of predetermined personal objectives based on the successful implementation of the business plan and strategies agreed by the Board. In view of the short time since his appointment as Chief Executive, no bonus was paid to the Chief Executive in the financial year under review.


Benefits in Kind

Benefits in kind (which are not pensionable) relate mainly to the provision of health insurance.


External Appointments

The Company permits executive directors of the Company to accept non-executive directorships and other similar appointments, it being recognised that such appointments increase their commercial knowledge and business experience to the general benefit of the Company. All fees earned from such directorships are paid to the Company.


Service Contracts

The Chief Executive does not have a service contact with the Company. He is employed by Schroder Investment Management Limited (SIM) and is seconded to the Group. The Chief Executive's contract with SIM provides for 3 months' notice.


Pension Arrangements

The following figures, prepared in accordance with the Listing Rules of the Financial Services Authority, apply to Mr N Ferguson in respect of the period from 18 June 2001 to 30 June 2001, for which he was an executive director of the Company. No pension contributions are payable by Mr N Ferguson personally.


Accrued Pension from 22 September
1980 to 18 June 2001                                            GBP93,318 p.a
    .
    Accrued Pension at 30 June 2001                             GBP93,895 p.a.
    Increase in accrued pension                                    GBP577 p.a.
    Transfer value of increase in accrued pe7nsion                   GBP15,101



SHARE OPTIONS

So as to link a significant proportion of their remuneration to the long term stock market performance of the Company and to the achievement of predetermined financial targets, the interests of the Chief Executive and other executives of the Group are aligned with shareholders through the operation of the Company's Executive Share Option Plan, which was introduced at the Extraordinary General Meeting held on 3 May 2001.

Remuneration Report continued

Options will be granted regularly to qualifying employees and secondees of the Group and the Committee will determine grant levels, taking into account the development of the business and individual performance.

All options are granted at around the prevailing market price at the time of grant.

The Remuneration Committee intends to set appropriately demanding performance targets on the exercise of options. For the first tranche of options that were granted in June 2001, the target is for growth in the Company's net asset value per ordinary share to exceed the growth in the Retail Prices Index plus 4% per annum over the three years from the date of grant. If the performance target is not satisfied on the third anniversary of the date of grant, the target may be re-tested every six months over the ten year life of the option.

To the extent that the performance target has been met, a staggered vesting schedule will operate for the Chief Executive and senior executives of the Group, such that two-thirds of the initial option grant is exercisable three years from grant, with the remaining one third exercisable four years from grant.


CURRENT REMUNERATION

The emoluments received by Directors in respect of the year ended 30 June 2001 were as specified below:


Executive            Salary    Benefits    Annual        Total          Total
                     & fees     in kind     bonus    emoluments    emoluments
                    GBP'000     GBP'000   GBP'000       year to       year to
                                                        30 June       30 June
                                                           2001          2000
                                                        GBP'000       GBP'000

N E H Ferguson+         10           -         -             10             -

Non-Executive
J J McLachlan           50           -         -             50            25
N E H Ferguson*          5           -         -              5            10
C J Govett              18           -         -             18            10
A J Habgood             18           -         -             18            10
E W Koning              17           -         -             17            10
D Raeburn                1           -         -              1             -
I P Sedgwick            15           -         -             15            10
J Strangfeld            15           -         -             15            10

+  This relates to Mr Ferguson's remuneration for the period 18 June 2001 to 30 June 2001

* Mr Ferguson's fee for period from 1 July 2000 to 31 December 2000 was paid to Schroder Ventures (London) Limited. Mr Ferguson agreed to waive his fees as a non-executive Director of SVIIT with effect from 1 January 2001



OPTIONS HELD BY DIRECTORS OVER ORDINARY SHARES OF THE COMPANY


  Director          At 1     Granted    Exercised      At 30 June     Exercise
                    July                                     2001         Price
                    2000

N E H                  -   1,073,170           0        1,073,170       410.0p
Ferguson


Subject to appropriate performance targets being met, 715,446 options are exercisable from 21 June 2004 and 357,724 options are exercisable from 21 June 2005. The options expire on 20 June 2011.

No options lapsed during the year. The market price of the shares at 30 June 2001 was 393.0p and the range during the financial year was 380.5p to 533.0p

Report of the Auditors
To the Members of Schroder Ventures International Investment Trust plc

We have audited the accounts on pages 31 to 48 which have been prepared under historical cost convention (as modified by the revaluation of certain fixed assets) and the accounting policies set out on page 34 to 36.


RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors are responsible for preparing the annual report. As described on page 24, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the corporate governance statement on pages 25 to 27 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of either the Company's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report, including the corporate governance statement, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.


BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.


OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2001 and the total return of the Company and Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.


Ernst & Young LLP
Registered Auditor
London
14 September 2001

Consolidated Statement of Total Return
(INCORPORATING THE REVENUE ACCOUNT)

                                                      For the year ended                      For the year ended
                                                         30 June 2001                            30 June 2000
                                              Revenue     Capital        Total           Revenue    Capital        Total
                                              GBP'000     GBP'000      GBP'000           GBP'000    GBP'000      GBP'000
                              Notes
Realised gains on
investments                     9                 -          4,774       4,774                -        86,386     86,386
Unrealised
(losses)/gains on
investments                     9                 -       (49,190)    (49,190)                -        41,175     41,175
(Losses)/gains on
investments                                       -       (44,416)    (44,416)                -       127,561    127,561
Foreign exchange losses
on currency balances           1f                 -          (755)       (755)                -         (415)      (415)
Income                          2             5,616              -       5,616            6,123             -      6,123
Expenses                        3           (2,594)              -     (2,594)          (1,323)           (3)    (1,326)
Net return/(deficit)
before finance costs and
taxation                                     3,022        (45,171)    (42,149)            4,800       127,143    131,943

Interest payable                5             (224)              -       (224)            (251)             -      (251)
Net return/(deficit) on
ordinary activities
before taxation                              2,798       (45,171)    (42,373)            4,549       127,143    131,692

Tax on ordinary
activities                      6             (141)              -       (141)              180             -        180
Return/(deficit) on
ordinary activities
after tax for the year                        2,657       (45,171)    (42,514)            4,729       127,143    131,872

Minority interest -
equity                                          (2)            104         102                -          (99)       (99)

Return/(deficit) on
ordinary activities
after tax and minority
interest for the year
attributable to equity
shareholders                                  2,655       (45,067)    (42,412)            4,729       127,044    131,773
Dividends

Final dividend of 1.80p
(2000: 3.80p) per
ordinary share payable
26 November 2001                 7           (1,841)              -     (1,841)          (3,886)             -    (3,886)

Surplus/(deficit)
transferred to/(from)
reserves                                         814       (45,067)    (44,253)              843       127,044    127,887

Return per ordinary
share                              8             2.60p       (44.07)p  (41.47)p            4.68p       125.87p    130.55p


The notes on pages 34 to 48 form an integral part of these accounts.

The revenue column of this statement is the consolidated profit and loss account of the group. All revenue and capital items in the above statement derive from continuing operations and include acquisitions as detailed in note 11. No operations were discontinued in the year.

                                                      At 30 June 2001              At 30 June 2000
                                               Notes       Group    Company              Group   Company
                                                         GBP'000    GBP'000            GBP'000   GBP'000
Balance Sheets


INVESTMENTS
Venture funds and co-investments                    9    387,030    362,859            327,210    290,805
Fixed interest investments                          9     24,853     24,853            126,309    126,309
Investment in subsidiaries                         11          -     30,194                  -     39,539
                                                         411,883    417,906            453,519    456,653
CURRENT ASSETS
Debtors                                            12      2,933        808              2,903      1,144
Cash at bank                                               1,093         16                 48         44
Short-term deposits                                        6,098        433             10,232      8,362
                                                          10,124      1,257             13,183      9,550
CURRENT LIABILITIES
Creditors: amounts falling due within one year     13      4,747      2,291              5,087      5,078
NET CURRENT ASSETS                                         5,377    (1,034)              8,096      4,472
TOTAL ASSETS LESS CURRENT LIABILITIES                    417,260    416,872            461,615    461,125
Minority interest - non-equity                             (100)          -              (100)          -
Minority interest - equity                                 (288)          -              (390)          -
NET ASSETS                                               416,872    416,872            461,125    461,125
CAPITAL AND RESERVES
Called up share capital                            16    102,266    102,266            102,266    102,266
Share premium account                              17      7,453      7,453              7,453      7,453
Capital redemption reserve                         18      3,204      3,204              3,204      3,204
Share purchase reserve                             19     92,054     92,054             92,054     92,054
Capital reserve                                    20    208,935    208,707            254,002    253,543
Revenue reserve                                    21      2,960      3,188              2,146      2,605
EQUITY SHAREHOLDERS' FUNDS                         22    416,872    416,872            461,125    461,125
Net asset value per ordinary share                 23     407.6p                        450.9p


The accounts were approved by the Board of Directors on 14 September 2001 and signed on behalf of the Board by:

John J. McLachlan
Nicholas E. H. Ferguson
Directors


The notes on pages 34 to 48 form an integral part of these accounts.

Consolidated Cash Flow Statement


                             Notes   For the year ended   For the year ended
                                           30 June 2001         30 June 2000
                                                GBP'000              GBP'000
OPERATING ACTIVITIES
Income received from
investments                                      5,623                5,127
Bank interest received                             570                  364
Administration fee                                  35                    -
income received
Administrative expenses                        (3,463)                (971)
Net cash inflow from
operating activities          24                 2,765                4,520
RETURNS ON INVESTMENTS
AND SERVICING OF
FINANCE
Interest paid                                    (224)                 (63)
Convertible bond                                     -                (376)
interest paid
Net cash outflow from
returns on investments
and servicing of
finance                                           (224)                (439)
TAXATION
UK tax recovered                                   339                  562
Withholding tax paid                             (141)                 (41)
Foreign tax paid                                  (13)                    -
Total tax recovered                                185                  521
CAPITAL EXPENDITURE AND
FINANCIAL INVESTMENT
Purchase of fixed
interest securities                          (351,516)            (756,631)
Purchase of
subsidiaries                                      (36)                    -
Sale of fixed interest
securities                                    452,217              706,525
Calls paid                                   (156,024)            (161,666)
Capital distributions
received                                       53,647              186,082
Net cash outflow from
capital expenditure and
financial investment                           (1,712)             (25,690)
EQUITY DIVIDENDS PAID
Dividends                                      (4,182)              (1,484)
Total dividends paid                           (4,182)              (1,484)
FINANCING
Capital expenses                                     -                  (3)
Net cash outflow from
financing                                            -                  (3)
NET CASH OUTFLOW                               (3,168)             (22,575)




RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS


                                     For the year ended    For the year ended
                                           30 June 2001          30 June 2000
                             Notes              GBP'000               GBP'000

Decrease in cash during                         (3,168)              (22,575)
the year
Cash acquired on purchase                           834                     -
of subsidiaries
Exchange loss on currency                         (755)                 (415)
balances
Debt converted into                                   -                10,753
equity
Change in net funds                             (3,089)              (12,237)
Net funds at the                                 10,280                22,517
beginning of the year
Net funds at the end of      25                   7,191                10,280
the year



The notes on pages 34 to 48 form an integral part of these accounts.

Notes to the Accounts

1.    ACCOUNTING POLICIES

      A summary of the more important accounting policies is set out below

  a) These accounts have been prepared under the historical cost convention modified to include certain investments at valuation, and in accordance with accounting standards applicable in the United Kingdom and the Statement of Recommended Practice "Financial Statements of Investment Trust Companies". The accounting policies used to prepare the accounts have no material variations from generally accepted accounting principles in the United States and those required by SEC Regulation S-X.

  b)  Company revenue account

      The Company will not present its own revenue account but, as permitted by section 230 of the Companies Act 1985, will disclose information supplementing the revenue account as specified in paragraphs 52 to 57 of
      Schedule 4 of the Companies Act 1985.

 c)   Fixed asset investments

      Equity share investments, fixed income and loan investments, interests in partnerships and unit trusts, together with interests in any associated undertakings and the investments in the various Schroder Ventures' funds, will be regarded as financial fixed assets as they are held for long term investment purposes. The treatment of associated undertakings in the same way as other fixed asset investments is in accordance with Financial Reporting Standard 9.

 d)   Valuation of investments

      The Company's investments in the various Schroder Ventures' funds are valued by the Directors at the balance sheet date by valuing the underlying investments comprising the portfolios of the Schroder Ventures' funds in accordance with the valuation policies set out below, as adjusted, where appropriate, for other assets and liabilities of the Schroder Ventures' funds. The valuation policies of the Company are consistent with the current guidelines issued by the British Venture Capital Association ("BVCA"). In accordance with these guidelines where, in an exceptional case, the strict application of the valuation policies set out below, would not, in the opinion of the Directors, result in a fair value being ascribed to an investment, the Directors may adopt an alternative valuation in accordance with the overriding BVCA principle that the value should be a fair one.

      Quoted investments
      All investments listed on recognised stock exchanges are valued at the quoted mid-market price at the balance sheet date. If an investment is subject to restrictions affecting its disposal, or if the holding is significant in relation to the issued share capital, a discount of generally between 0 per cent. and 50 per cent. to that price will be applied.

      Unquoted equity investments
      (i) All Early Stage Equity investments are valued at cost unless one of the following applies:
            (1) performance indicates that there has been a permanent and significant diminution in the valuation of the investment. If this is the case, provisions in incremental tranches of 25 per cent. of original cost will be made; or

            (2) a significant transaction involving an independent third party at arm's-length values the investment at a materially different value.
      (ii) All Development Stage Equity investments are valued at cost, or cost less a provision, for at least one year unless this basis of valuation is unsustainable.

      Thereafter, they will be valued as follows:
         (1) where available, either on the basis of a significant transaction by an independent third party in the equity of the investee company or an independent third party valuation of the equity; or

         (2) where a significant portion of the assets are held in real property on the basis of discounted net asset values; or

         (3) where the investee company is performing significantly below expectations, at cost less provisions in incremental tranches of 25 per cent.; or
         (4) where the company is profitable and performing satisfactorily, on the basis of earnings (A) capitalised at an appropriate price-earnings multiple (B);
         (A) the earnings of the investee company will be based on the latest audited accounts or management accounts where appropriate and
         (B)   the price-earnings multiple:

               - will take into account the capital and debt structure of the investee company

               - will be based on either comparable company or industry sector multiples taken from the relevant stock exchange

               - will be subject to a minimum discount of 25 per cent. to reflect risk, the illiquidity of the investment and the approximate nature of a valuation based on earnings unless early realisation is expected in which case a smaller discount will be applied.

      Unquoted loan stock and preference shares
      Loan stock and preference shares will be valued at cost plus any accrued interest and redemption premia less, in cases where the investee company is performing significantly below expectations, any provisions in incremental tranches of 25 per cent.

      Carried interest and management fees
      For the purpose of valuing the Company's holdings in the various Schroder Ventures' funds, management fees due to Schroder Ventures will be accounted for on the accruals basis. An estimate of Carried Interest, the allocation to Schroder Ventures of 20 per cent. of the profits arising in each Fund calculated by reference to the valuations of the underlying investments, will be deducted from the values of the Company's holdings. Disclosed valuations of individual investee companies will, by necessity, be shown before deduction of Carried Interest.

 e)   Income and capital gains recognition

      The Company's income and capital gains are expected to be derived primarily from future distributions in respect of its holdings in Schroder Ventures' funds. The Company will account for such distributions by reference to the underlying source of the distribution.

      Revenue distributions receivable by the Company which arise from dividends, interest and other revenue items through the Schroder Ventures' funds will be credited to the Company's revenue account when such income distributions are declared. Investment income arising from directly held investments of the Company will, in the case of dividends, be included as revenue in the period in which they go ex-dividend, and, in the case of interest income which, together with interest payable and all other revenue expenses, will be treated on an accruals basis.

      Realised profits on capital distributions receivable by the Company which arise from the realisation of investments within the Schroder Ventures' funds will be credited to the Company's capital reserve when they are declared.

 f)   Foreign currencies
      Transactions denominated in foreign currencies will be translated at the exchange rate at the date of the transaction. Assets and liabilities recorded in foreign currencies will be translated into sterling at exchange rates at the date of the accounts. Exchange differences arising from the re-translation of the opening net investments will be taken to reserves and reported in a consolidated statement of total return. Foreign subsidiary financial statements are translated into sterling using the closing rate method with all exchange differences taken to reserves and reported in the consolidated statement of total return. All other foreign exchange differences will be included as an exchange gain or loss in capital reserve or in the revenue account depending on whether the gain or loss is of a capital or revenue nature respectively.

 g)   Finance costs
      All finance costs are charged directly to revenue.

 h)   Basis of consolidation
      The consolidated statement of total return and balance sheet include the financial statements of the company and its subsidiary undertakings made up to the balance sheet date using the purchase method. Goodwill arising on consolidation is written off against reserves on acquisition. In the Company's accounts, investments in subsidiary undertakings are stated in accordance with the policies outlined under (d) above.

 i)   Capital reserves
      Capital Reserve - Realised


Notes to the Accounts continued

The following are accounted for in this reserve:

- gains and losses on the realisation of investments calculated by reference to their carrying value at the previous balance sheet date.

-  Realised exchange differences of a capital nature.

   Capital Reserve - Unrealised

The following are accounted for in this reserve:

- increases and decreases in the revaluation of investments held at the year end

-  unrealised exchange differences of a capital nature

-  exchange differences arising on consolidation.

Notes to the Accounts continued


2.     INCOME

                                                        For the         For the
                                                     year ended      year ended
                                                   30 June 2001    30 June 2000
                                                          Group           Group
                                                        GBP'000         GBP'000
        Income from fixed interest securities             3,564           5,235
        Dividends                                         1,403             456
        Interest receivable and similar income              541             432
        Income from administration services                 108               -
                                                          5,616           6,123




3.     EXPENSES


                                                       For the         For the
                                                    year ended      year ended
                                                  30 June 2001    30 June 2000
                                                         Group           Group
                                                       GBP'000         GBP'000
        Administration and secretarial fees               376             378
        Bank loan facility fees                           359             217
        Staff costs                                        93               -
        Directors' remuneration (see note 4)              149              85
        General expenses                                  407             340
        Enlargement of operations costs                   840               -
        EDR listing costs                                 230             259
        Auditors' remuneration
        - audit                                            31              26
        - non-audit*                                      109              18
                                                        2,594           1,323


* Fees for non-audit services include GBP90,000 in respect of the enlargement of operations, (2000: Include GBP12,000 in respect of the EDR listing).



4.     DIRECTORS' REMUNERATION


                                For the       For the       For the         For the
                             year ended    year ended    year ended      year ended
                                30 June  30 June 2001       30 June    30 June 2000
                                   2001       Company          2000         Company
                                  Group       GBP'000         Group         GBP'000
                                GBP'000                     GBP'000
        J J McLachlan               50             50            25              25
        N E H Ferguson              15              5            10              10
        C J Govett                  18             18            10              10
        A J Habgood                 18             18            10              10
        E W Koning                  17             17            10              10
        D Raeburn                    1              1             -               -
        I P Sedgwick                15             15            10              10
        J Strangfeld                15             15            10              10


                                   149            139            85              85


Details on Directors' emoluments are contained in the separate Remuneration Report on pages 28 and 29.

5.     INTEREST PAYABLE


                                             For the         For the
                                          year ended      year ended
                                        30 June 2001    30 June 2000
                                               Group           Group
                                             GBP'000         GBP'000
          Convertible bond interest                -             188
          Other interest                         224              63
                                                 224             251




6.     TAXATION

The charge for taxation on the net surplus of revenue for the year is made up as follows:

Notes to the Accounts continued

                                                   For the         For the
                                                year ended      year ended
                                              30 June 2001    30 June 2000
                                                     Group           Group
                                                   GBP'000         GBP'000
      Corporation tax                                    -              34
      Less: relief for overseas tax                      -            (34)
                                                         -               -
      Overseas tax                                     141              41
      Tax over-provided in previous years                -           (221)
                                                       141           (180)


There are no profits chargeable to corporation tax in the current year because excess management expenses relating to the venture fund investments are available to set against the taxable income of the Company. These excess management expenses are included within the investments in venture funds in the balance sheet of the Company and are not reflected in the Company's revenue account. The amount of GBPNil (2000: GBP221,000) credited as an adjustment to prior year's tax charges relates to similar excess management expenses which reduce the Company's profits chargeable to corporation tax provided in earlier years.
If in a future year in relation to the venture fund investments, income exceeds expenses, the taxation charge to the Company's revenue account will include tax on this excess with a suitable note by way of explanation.


7.     DIVIDENDS


                                                      For the         For the
                                                   year ended      year ended
                                                 30 June 2001    30 June 2000
                                                        Group           Group
                                                      GBP'000         GBP'000
  Final dividend of 1.80p (2000: 3.80p) per             1,841           3,886
  share


The final dividend is based on 102,265,699 (2000: 102,265,699) ordinary shares in issue and will be paid to shareholders on 26 November 2001, subject to their approval at the Annual General Meeting.

8.     RETURN PER ORDINARY SHARE


                                                     For the year ended
                           For the year ended           30 June 2000
                                30 June 2001
             Revenue     Capital      Total     Revenue   Capital       Total
  Return       2.60p    (44.07)p    (41.47)p      4.68p    125.87p    130.55p
  per
  ordinary
  share


The basic revenue return per ordinary share is based on the net return on ordinary activities after interest payable, taxation and minority interest of GBP2,655,000 (2000: GBP4,729,000) and on 102,265,699 ordinary shares (2000:
100,931,523) being the weighted average number of shares in issue during the year.

The capital return per ordinary share is based on the net deficit for the year of GBP45,067,000 (2000: surplus of GBP127,044,000) and on 102,265,699 ordinary shares (2000: 100,931,523) being the weighted average number of shares in issue during the year.



Notes to the Accounts continued

9.     INVESTMENTS (GROUP)

                                          2001              2001         2001
                            Schroder Ventures'    Fixed Interest        Total
                                     Funds and         Portfolio    Portfolio
                                Co-Investments           GBP'000      GBP'000
                                       GBP'000
  Cost brought forward                 294,775           123,585      418,360
  Unrealised gain
  brought forward                       32,435             2,724       35,159
  Valuation at the
  beginning of the year                327,210           126,309      453,519
  Calls and purchases
  payable                              155,371           351,516      506,887
  Distributions and
  sales receivable                    (51,889)         (452,218)    (504,107)
  Realised gain/(loss)                   5,465             (691)        4,774
  Unrealised loss                     (49,127)              (63)     (49,190)
  Valuation carried
  forward                              387,030            24,853      411,883
  Gains on investments


                                                            2001         2000
                                                         GBP'000      GBP'000
  Realised gain on
  investments based on
  historical cost                                        42,006      126,810
  Less: amounts
  recognised as
  unrealised in
  previous year                                         (37,232)     (40,424)
  Realised gain based
  on carrying value at
  previous balance
  sheet date                                               4,774       86,386
  Net movement in
  unrealised
  (losses)/gains                                        (49,190)       41,175
  Total (losses)/gains
  on investments                                        (44,416)      127,561


Notes to the Accounts continued

10.     GEOGRAPHICAL ANALYSIS OF INVESTMENTS


                                        2001       2001       2000       2000
                                       Group    Company      Group    Company
                                     GBP'000    GBP'000    GBP'000    GBP'000
  Schroder Ventures Funds and
  Co-Investments
  Europe
  United Kingdom                      16,892     15,795     22,340     20,237
  France                               2,427      2,427      5,825      5,825
  Germany                             10,122      5,415     15,031      8,974
  Italy                                4,995      4,995     25,072     25,072
  Spain                                1,994      1,994      2,083      2,083
  Pan Europe                         209,470    209,470    151,087    151,087
  Total Europe                       245,900    240,096    221,438    213,278
  Asia
  Asia Pacific                        30,700     16,447     39,472     15,989
  Japan                               21,700     17,586     14,226      9,464
  Total Asia                          52,400     34,033     53,698     25,453
  North America
  Canada                              31,710     31,710     16,002     16,002
  United States*                      57,020     57,020     36,072     36,072
  Total Americas                      88,730     88,730     52,074     52,074
  Total Venture Funds and
  Co-Investments                     387,030    362,859    327,210    290,805


* Schroder Ventures International Life Sciences Funds I and II have been included within the United States.

Included in the value of Total Ventures Funds and Co-Investments of GBP387.0m are listed investments amounting to GBP46.1m.



FIXED INTEREST INVESTMENTS


Sterling denominated                 2,222      2,222     32,332     32,332
Euro denominated                    12,300     12,300     60,624     60,624
US dollar denominated               10,331     10,331     33,353     33,353
Total Fixed Interest                24,853     24,853    126,309    126,309
Investments
Total Investment Portfolio         411,883    387,712    453,519    417,114



SIGNIFICANT INTERESTS IN INVESTMENT FUNDS

Details of investments in which the Company or Group has an interest of 10% or more of any class of share/units are detailed in the list of investments on pages 18 to 21. All of these funds are managed or advised by Schroder Ventures.

Notes to the Accounts continued



11.     INVESTMENTS IN SUBSIDIARIES


                                                     2001       2000
                                                  Company    Company
                                                  GBP'000    GBP'000
          Cost at the beginning of the year        24,012     24,012
          Acquisitions at cost                          -          -
          Capital injection                           750          -
          Cost at the end of the year              24,762     24,012
          Net unrealised gain on investment         5,432     15,527
          Market value at the end of the year      30,194     39,539



Subsidiary undertakings at 30 June 2001:


                                      Country of                 Number and       Group          Capital       Net revenue
                                   registration,                   class of     holding              and     after tax for
                                   incorporation               shares/units           %      reserves at    the year ended
                                             and                held by the                 30 June 2001      30 June 2001
                                       operation                      Group                      GBP'000           GBP'000
        Company and business
        Platinum Trust (unit
        trust)                            Guernsey   23,112,000 'A' units(1)          99           29,828               233
                                                        900,000 'B' units(1)          90

        Schroder Ventures                       UK         750,000 Ordinary          100              751              -(4)
        (London) Limited                                           Shares(2)
        - advisory and
        administration services
        Schroder Ventures North
        America Inc.                            US      500 Common Shares(3)         100               56              -(4)
        - broker/dealer

        (1) On termination of the Trust, the 'B' units (non-equity) are entitled to a return of the original amount subscribed. The 'A' units (equity) are entitled to the remaining net assets.

        (2)   The Company acquired 100 ordinary GBP1 shares in Schroder Ventures
              (London) Limited ("SVLL") for GBP100 on 18 June 2001. On 26 June
              2001 SVLL issued 749,900 ordinary GBP1 shares to the Company for GBP749,900.

        (3)   Schroder Ventures North America Inc. ("SVNA") is a subsidiary of
              SVLL. SVLL acquired SVNA on 18 June 2001 for $50,000 and subsequently paid the Schroder Group a further $28,553 in respect of an increase in required capital for regulatory reasons.

        (4)   For the 12 days from 18 June 2001.





12.     DEBTORS

                                                  2001       2001     2000       2000
                                                 Group    Company    Group    Company
                                               GBP'000    GBP'000  GBP'000    GBP'000
         Amounts falling due within one
         year:
         Deferred tax                              18          -        -          -
         Venture fund distributions
         receivable                                 -          -    1,758          -
         Interest receivable                       75         71      761        760
         Prepayments and other debtors            757        737       42         42
         Advance corporation tax recoverable        -          -      322        322
         Corporation tax recoverable                -          -       20         20
         Accrued administration fee income      2,051          -        -          -
         Other                                     32          -        -          -
                                                2,933        808    2,903      1,144


Notes to the Accounts continued

13.     CREDITORS



                                          2001       2001     2000       2000
                                         Group    Company    Group    Company
                                       GBP'000    GBP'000  GBP'000    GBP'000

Amounts falling due within one
year:
Other creditors and accruals             2,906        450      547        538
Proposed final dividend                  1,841      1,841    3,886      3,886
Venture Fund calls payable                   -          -      654        654
                                         4,747      2,291    5,087      5,078

The Group has in place a multicurrency revolving loan facility of euro225 million which replaced the previous euro140 million facility. No drawdowns have been made under either facility during the year (2000: euroNil).

14.      CONTINGENT LIABILITIES

The Company guarantees any drawings taken out by Platinum Trust under the euro225 million loan facility (GBP135.4m, translated at the balance sheet date). At 30 June 2001, euroNil was drawn under the facility (2000: euroNil).

15.     CAPITAL COMMITMENTS

At 30 June 2001, the Company had uncalled commitments to its venture fund investments as follows:


                                                    Uncalled         Uncalled
                                                   commitment     commitment*
                                             (local currency)            GBPm

Schroder Ventures European Fund                     euro26.4m            15.9
Schroder Ventures European Fund II                 euro499.5m           300.7
Schroder Ventures International Life                   $29.4m            20.9
Sciences Fund II
Schroder Ventures US Fund                              $40.0m            28.4
Schroder Ventures Asia Pacific Fund                    $94.1m            67.0
The Japan Venture Fund III                          Y1,105.5m             6.3
Schroder Canadian Buy-Out Fund II                      C$0.9m             0.4
Schroder Canadian Buy-Out Fund III                    C$34.9m            16.4
Schroder UK Venture Fund IV                           GBP0.3m             0.3
Total                                                               GBP456.3m

*Based on exchange rates at 30 June 2001

Notes to the Accounts continued



16.     SHARE CAPITAL


                                          2001       2001       2000       2000
                                         Group    Company      Group    Company
                                       GBP'000    GBP'000    GBP'000    GBP'000

Authorised:
150,000,000 shares of GBP1.00          150,000    150,000    150,000    150,000
each
Allotted, Called Up and Fully
Paid:
Opening balance of 102,265,699
(2000: 98,966,319) shares of           102,266    102,266     98,966     98,966
GBP1.00 each
Issued on conversion of 'B'                  -          -      3,300      3,300
bonds
Closing balance of 102,265,699
(2000:102,265,699) shares of
GBP1.00 each                           102,266    102,266    102,266    102,266


Options over ordinary shares

Options over 2,841,766 shares were granted during the year ended 30 June 2001. No options were exercised during the year. At 30 June 2001, 2,841,766 options to subscribe for ordinary shares were outstanding:


Exercise price                 2001      2000
                             Number    Number

410.0 pence per share     2,813,407         -
405.5 pence per share        28,359         -
                          2,841,766         -

17.     SHARE PREMIUM ACCOUNT



                                        2001       2001     2000       2000
                                       Group    Company    Group    Company
                                     GBP'000    GBP'000  GBP'000    GBP'000

Balance brought forward                7,453      7,453        -          -
Premium on conversion of 'B' bonds         -          -    7,453      7,453
Balance carried forward                7,453      7,453    7,453      7,453

18.     CAPITAL REDEMPTION RESERVE


                                            2001       2001     2000       2000
                                           Group    Company    Group    Company
                                         GBP'000    GBP'000  GBP'000    GBP'000

Balance brought forward and carried        3,204      3,204    3,204      3,204
forward



19.     SHARE PURCHASE RESERVE


                                         2001       2001      2000       2000
                                        Group    Company     Group    Company
                                      GBP'000    GBP'000   GBP'000    GBP'000

Balance brought forward and            92,054     92,054    92,054     92,054
carried forward


Notes to the Accounts continued

20.     CAPITAL RESERVE



                                   2001        2001        2000        2000
                                  Group     Company       Group     Company
                                GBP'000     GBP'000     GBP'000     GBP'000

Realised gains brought          219,005     207,129      80,093      70,393
forward
Realised gains on venture         5,465       5,256      87,909      84,215
fund distributions
Transfer on disposal             37,232      37,060      52,944      54,442
Other realised losses                 -           -         (3)         (3)
Realised losses on currency       (755)       (755)       (415)       (395)
balances
Realised exchange losses on
sale of fixed interest            (691)       (691)     (1,523)     (1,523)
securities
Realised gains carried          260,256     247,999     219,005     207,129
forward
Unrealised gains brought         34,997      46,414      46,865      56,082
forward
(Decrease)/increase in         (49,127)    (38,488)      38,451      32,288
unrealised gains on venture
funds
Transfer on disposal           (37,232)    (37,060)    (52,944)    (54,442)
(Decrease)/increase in
unrealised gains on
subsidiary
undertakings                          -    (10,095)           -       9,762
(Decrease)/increase in
unrealised exchange gains
on fixed interest
securities                         (63)        (63)       2,724       2,724
Minority interest-equity            104           -        (99)           -
Unrealised (losses)/gains      (51,321)    (39,292)      34,997      46,414
carried forward
                                208,935     208,707     254,002     253,543

21.     REVENUE RESERVE



                                   2001       2001     2000       2000
                                  Group    Company    Group    Company
                                GBP'000    GBP'000  GBP'000    GBP'000

Balance brought forward           2,146      2,605    1,303      1,786
Transfer from revenue account       814        583      843        819
Balance carried forward           2,960      3,188    2,146      2,605


As stated in note 1(b), the Company has not presented its own revenue account. The net revenue after tax and before dividends dealt with in the accounts of the parent company was GBP2,424,000 (2000: GBP4,705,000).

Notes to the Accounts continued

22.     RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS


                                     2001        2001       2000       2000
                                    Group     Company      Group    Company
                                  GBP'000     GBP'000    GBP'000    GBP'000

Net revenue available for           2,655       2,424      4,729      4,705
distribution
Dividends                         (1,841)     (1,841)    (3,886)    (3,886)
                                      814         583        843        819
Non-distributable capital        (45,067)    (44,836)    127,044    127,068
(loss)/gain for the year
Shares issued on conversion             -           -      3,300      3,300
of 'B' bonds
Share premium on conversion             -           -      7,453      7,453
of 'B' bonds
Net addition to shareholders'    (44,253)    (44,253)    138,640    138,640
funds
Shareholders' funds brought       461,125     461,125    322,485    322,485
forward
Shareholders' funds carried       416,872     416,872    461,125    461,125
forward


23.     NET ASSET VALUE PER ORDINARY SHARE

Calculation of the net asset value per share is based on net assets of GBP416,872,000 (2000: GBP461,125,000) and on 102,265,699 (2000: 102,265,699)
ordinary shares in issue at the year end.

24. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES


                                                   2001      2000
                                                  Group     Group
                                                GBP'000   GBP'000

Net return before finance costs and taxation      3,022     4,800
Decrease/(increase) in accrued income               686     (632)
(Increase)/decrease in debtors                    (659)        22
(Decrease)/increase in creditors                  (284)       330
Net cash inflow from operating activities         2,765     4,520


25.     ANALYSIS OF CHANGES IN NET FUNDS


                                                     Cash
                                  Exchange       acquired
                                      loss             on
                         At             on       purchase                       At 30
                     1 July       currency             of                        June     At 1 July                 At 30 June
                       2000       balances   subsidiaries      Cash Flow         2001          1999     Cash Flow         2000
                    GBP'000        GBP'000        GBP'000        GBP'000      GBP'000       GBP'000       GBP'000      GBP'000
Cash at bank             48          (755)            834            966        1,093            42             6           48
Short-term deposits  10,232              -              -        (4,134)        6,098        33,228      (22,996)       10,232

                     10,280          (755)            834        (3,168)        7,191        33,270      (22,990)       10,280

Debt due:
Within one year           -              -              -              -            -             -             -            -
After more than
one year                  -              -              -              -            -      (10,753)        10,753            -
Net funds            10,280          (755)            834        (3,168)        7,191        22,517      (12,237)       10,280


Notes to the Accounts continued

26.     RELATED PARTY TRANSACTIONS

The Company has appointed Schroder Investment Management Limited ("SIM"), a wholly owned subsidiary of Schroders plc, to provide company secretarial and administrative services. Under the terms of this agreement, SIM is entitled to receive an annual fee equal to the greater of GBP75,000 or the aggregate of
(i) 0.12 per cent. per annum of the first GBP50 million of net assets, (ii)
0.06 per cent. per annum of the next GBP50 million of such net assets and (iii)
0.04 per cent. of the remaining net assets. The agreement is subject to a 4 month notice period. The total fees, including VAT, paid or payable to SIM for these services in respect of the year to 30 June 2001 was GBP267,000 (2000:
GBP257,000), of which GBP132,000 was outstanding at the year end.

Furthermore during the year SIM provided investment advice in respect of the Company's enlargement of operations. The total fee including VAT paid or payable for these services in respect of the ended 30 June 2001 was GBP88,000 of which GBP88,000 was outstanding at year end.

One of the Company's bankers is Schroder & Co. Limited. During the year banking facilities provided by Schroders changed from J. Henry Schroder & Co Limited to Schroder & Co Limited. The total interest received in the year to 30 June 2001 was GBP247,000 (2000: GBP325,000), and the cash balance held at 30 June 2001 was GBP433,000 (2000: GBP8,362,000).

In consideration for its management of the Company's fixed interest portfolio, Schroder Investment Management (UK)Limited receives a fee based on the average value of the Company's month-end cash and fixed interest portfolio, calculated at the rate of 0.10 per cent. per annum on the first GBP75 million of assets, 0.05 per cent. on the next GBP75 million and 0.03 per cent. thereafter, subject to a minimum fee of GBP20,000 per annum. The total fees, including VAT, paid or payable for these services in respect of the year to 30 June 2001 was GBP78,000 (2000: GBP121,000), of which GBP43,000 was outstanding at the year end.

SIM has also provided investment trust dealing services. The total fees paid or payable in the year to 30 June 2001 was GBP11,000 (2000: GBP2,000), of which GBP4,000 was outstanding at the year end.

Mr J J McLachlan and Mr N EH Ferguson are members of the Advisory Committees of certain of the Schroder Ventures' funds in which the Company invests.

Mr N E H Ferguson and members of his family have an interest in the Carried Interest in respect of certain Schroder Ventures' funds, awarded prior to January 2001.

27.     RISK

The following disclosures relating to the risks faced by the company are provided in accordance with Financial Reporting Standard 13, "Derivatives and other financial instruments disclosures".

Financial instruments and risk profile

The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of Schroder Ventures' buy-out and development capital funds, which are managed and advised by Schroder Ventures. In addition, the Company holds treasury bills, cash and short-term deposits and various items such as debtors and creditors that arise directly from its operations. The financial instruments held by the Company are generally liquid.

Notes to the Accounts continued

27.     RISK continued

The holding of securities, investing activities and associated financing undertaken pursuant to this objective involves certain inherent risks. Events may occur that would result in either a reduction in the Company's net assets or a reduction of revenue profits available for dividend.

As an investment trust the Company invests in securities for the long term. The Company has not taken out any derivatives contracts to date.

Currency risk

The Company is exposed to currency risk directly since the majority of its assets and liabilities are denominated in foreign currency and their sterling value can be significantly affected by movements in foreign exchange rates. The Company does not normally hedge against foreign currency movements affecting the value of its investments, but takes account of this risk when making investment decisions.

Interest rate risk

The Company's revenue will be affected by changes in prevailing interest rates since the majority of its income derives from treasury bills and bank deposit interest. The effect of interest rate changes on the valuation of investments forms part of valuation risk, which is considered separately below.


Financial assets of the Group


                              Floating     Fixed     Non-interest     Total
                                  Rate      Rate          Bearing   GBP'000
                               GBP'000   GBP'000          GBP'000

Currency denomination of
assets at 30 June 2001:
Sterling                        6,940      2,222          16,892     26,054
Euro                               17     12,300         229,008    241,325
US dollar                         229     10,331         119,430    129,990
Japanese Yen                        -          -          21,700     21,700
Other                               5          -               -          5
                                7,191     24,853         387,030    419,074


                             Floating      Fixed    Non-interest      Total
                                 Rate       Rate         Bearing    GBP'000
                              GBP'000    GBP'000         GBP'000

Currency denomination of
assets at 30 June 2000:
Sterling                        2,454     32,332          22,340     57,126
Euro                            7,763     60,624         199,098    267,485
US dollar                          48     33,353          91,546    124,947
Japanese Yen                        -          -          14,226     14,226
Other                              15          -               -         15
                               10,280    126,309         327,210    463,799

Notes to the Accounts continued

27.     RISK continued

The floating rate assets consist of short-term deposits. The non-interest bearing assets represent the venture fund portfolio and co-investments. The fixed rate assets comprise treasury bills, net of outstanding redemptions but excluding other short term debtors and creditors, and can be further analysed as follows:

Fixed rate financial assets


                  30 June 2001        Weighted    30 June 2000       Weighted
                      Weighted         average        Weighted        average
                       average       period on         average      period on
                      Interest           which        Interest          which
                          rate   rate is based            rate        rate is
                                                                        based

Euro                     4.26%         58 days           4.23%        93 days
US dollars               3.43%         68 days           6.71%        58 days
Sterling                 4.56%         45 days           5.73%        73 days


The Company does not have any borrowings at the year end, although it does have in place a loan facility of euro225 million with The Royal Bank of Scotland plc.

The main risk arising from the Company's financial instruments is valuation risk. The Board reviews and agrees policy for managing this risk as summarised below. This policy has remained substantially unchanged since the launch of the Company.

Valuation risk

The Company's exposure to valuation risk comprises mainly movements in the value of its underlying investments. A breakdown of the venture fund portfolio is given on pages 18 to 21 and a detailed analysis of the twenty largest underlying companies is given on pages 13 to 17. In accordance with the Company's accounting policies, set out on pages 34 to 36, all underlying investments are valued by the Directors in accordance with the current guidelines issued by the British Venture Capital Association ("BVCA"), adopting the overriding BVCA principle that the value should be a fair one. The Company does not hedge against movements in the value of these investments. Uncertainty arises as a result of future changes in the valuation of the Company's underlying investments, the majority of which are unquoted, and the effect changes in exchange rates may have in the sterling value of these investments. Development Stage Equity Investments and Early Stage Equity Investments, by their nature, involve uncertainty as to the ultimate value likely to be realised on the disposal of those investments, particularly as their unquoted nature means that a ready market may not exist for them.

The Company's sensitivity to valuation risk will be affected by changes in levels of borrowing and liquidity, as approved by the Board. At 30 June 2001, a 10% movement in the valuation of the Group's venture fund portfolio and co-investments would result in a 9% change in net asset value per share.

The Directors believe that the diversified nature of the Company's portfolio and the number of underlying investments in the Schroder Ventures' funds significantly reduces the risks normally associated with making investments in the buy-out and development capital markets.

Holdings risk

In certain circumstances, the Company may wish to transfer its holdings in Schroder Ventures' funds. In a majority of the Schroder Ventures' funds in which the Company will invest, the general partner, trustee or manager has the ultimate right, similar to that exercisable by a board of a private company, to refuse to register the transfer of an interest. While the Company has no reason to believe that any request for the transfer of an interest would be refused, it is of course conceivable that the general partner's, trustee's or manager's overriding fiduciary duty could result in its refusing to register a particular transfer proposed by the Company.

If as a consequence of a failure to pay a call, the Company is treated as a defaulting investor under the relevant Schroder Ventures Fund, it will suffer a resultant dilution in interest and possibly the compulsory sale of its interest.

Consolidated Statement of Total Return - in Euros
(translated into euros - unaudited)


                       For the year ended              For the year ended
                          30 June 2001                   30 June 2000
               Revenue    Capital       Total    Revenue  Capital     Total
              euro'000   euro'000    euro'000   euro'000 euro'000  euro'000

Realised            -       7,762       7,762         -   137,934   137,934
gains on
investments
Unrealised          -    (79,989)    (79,989)         -    65,512    65,512
gains on
investments

Gains on            -    (72,227)    (72,227)         -   203,446   203,446
investments
Foreign             -     (1,228)     (1,228)         -     (662)     (662)
exchange
(losses)/gains
Income from     5,796           -       5,796     8,349         -     8,349
fixed
interest
securities
Income from     2,282           -       2,282       727         -       727
distributions
Interest        1,055           -       1,055       689         -       689
receivable
and similar
income
Expenses       (4,218)          -     (4,218)   (2,110)       (5)   (2,115)

Net return      4,915    (73,455)    (68,540)     7,655   202,779   210,434
before
finance
costs and
taxation
Interest        (364)           -       (364)     (400)         -     (400)
payable

Net return      4,551    (73,455)    (68,904)     7,255   202,779   210,034
on ordinary
activities
before
taxation
Tax on          (229)           -       (229)       287         -       287
ordinary
activities

Return on       4,322    (73,455)    (69,133)     7,542   202,779   210,321
ordinary
activities
after tax
for the year
Minority          (3)         169         166         -     (158)     (158)
interest -
equity

Return on       4,319    (73,286)    (68,967)     7,542   202,621   210,163
ordinary
activities
after tax
and minority
interest for
the year
attributable
to equity
shareholders

Dividends
Final          (3,058)          -     (3,058)   (6,137)         -   (6,137)
dividend per
ordinary
share
payable 26
November
2001

                1,261    (73,286)    (72,025)     1,405   202,621   204,026

Exchange          269      19,246      19,515       (8)     4,469     4,461
(loss)/gain
on
translation

Surplus         1,530    (54,040)    (52,510)     1,397   207,090   208,487
transferred
to reserves

Return per   euro0.04  euro(0.72)  euro(0.68)  euro0.07  euro2.01  euro2.08 ordinary
share


The information on pages 49 to 51 is for illustrative purposes and does not form part of the audited financial statements. The returns for the year have been translated into euros at an average rate of GBP1: euro1.6262 (2000: GBP1: euro1.5949). The proposed dividend has been translated into euros at a rate of GBP1: euro1.6613 (2000: GBP1: euro1.5793), being the closing rate at the balance sheet date.

Balance Sheets - in Euros
(translated into euros - unaudited)


                              At 30 June 2001             At 30 June 2000
                              Group     Company           Group     Company
                           euro'000    euro'000        euro'000    euro'000

INVESTMENTS
Venture funds and           642,973     602,820         516,763     459,268
co-investments
Fixed interest               41,288      41,288         199,480     199,480
investments
Investment in                     -      50,161               -      62,444
subsidiaries
                            684,261     694,269         716,243     721,192

CURRENT ASSETS
Debtors                       4,874       1,342           4,585       1,807
Cash at bank and             11,946         746          16,235      13,275
short-term deposits
                             16,820       2,088          20,820      15,082

CURRENT LIABILITIES
Creditors: amounts            7,885       3,806           8,034       8,019
falling due within
one year

NET CURRENT ASSETS            8,935     (1,718)          12,786       7,063

TOTAL ASSETS LESS           693,196     692,551         729,029     728,255
CURRENT LIABILITIES
Minority interest -           (166)           -           (158)           -
non-equity
Minority interest -           (479)           -           (616)           -
equity

NET ASSETS                  692,551     692,551         728,255     728,255

CAPITAL AND
RESERVES
Called up share             169,895     169,895         161,509     161,509
capital
Share premium                12,382      12,382          11,771      11,771
account
Share purchase                5,323       5,323         145,381     145,381
reserve
Capital redemption          152,929     152,929           5,060       5,060
reserve
Capital reserve             347,105     346,726         401,145     400,420
Revenue reserve               4,917       5,296           3,389       4,114

EQUITY                      692,551     692,551         728,255     728,255
SHAREHOLDERS' FUNDS

Net asset value per        euro6.77                    euro7.12
ordinary share

The information on pages 49 to 51 is for illustrative purposes and does not form part of the audited financial statements. The consolidated balance sheet has been translated into euros at a rate of GBP1: euro1.6613 (2000: GBP1: euro1.5793), being the closing exchange rate on the balance sheet date.

Consolidated Cash Flow Statement - in Euros
(translated into euros - unaudited)


                                   For the year ended    For the year ended
                                         30 June 2001          30 June 2000
                                             euro'000              euro'000

OPERATING ACTIVITIES
Income received from                            9,144                 8,177
investments
Bank interest received                            984                   581
Administrative expenses                       (5,631)               (1,549)

Net cash inflow from operating                  4,497                 7,209
activities

RETURNS ON INVESTMENTS AND
SERVICING OF FINANCE
Interest paid                                   (364)                 (100)
Convertible bond interest paid                      -                 (600)

Net cash outflow from returns                   (364)                 (700)
on investments and servicing of
finance

TAXATION
Withholding tax paid                            (229)                  (65)
Foreign tax paid                                 (21)                     -
UK tax recovered                                  551                   896

Total tax recovered/(paid)                        301                   831

CAPITAL EXPENDITURE AND
FINANCIAL INVESTMENT
Purchase of fixed interest                  (571,622)           (1,206,751)
securities
Sale of fixed interest                        735,378             1,126,837
securities
Calls paid                                  (253,720)             (257,841)
Capital distributions received                 87,239               296,782

Net cash outflow from capital                 (2,725)              (40,973)
expenditure and financial
investment

EQUITY DIVIDENDS PAID
Dividends                                     (6,801)               (2,367)

Total dividends paid                          (6,801)               (2,367)

FINANCING
Realised exchange                             (1,228)                 (662)
(losses)/gains on currency
balances
Capital expenses                                    -                   (5)

Net cash outflow from financing               (1,228)                 (667)

NET CASH (OUTFLOW)/INFLOW                     (6,320)              (36,667)



RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS


                                   For the year ended    For the year ended
                                         30 June 2001          30 June 2000
                                             euro'000              euro'000

(Decrease)/increase in cash                   (6,320)              (36,667)
during the year
Exchange movement on                              670                 2,049
translation
Cash acquired on purchase of                    1,361                     -
subsidiaries
Debt converted into equity                          -                15,236

Change in net funds                           (4,289)              (19,382)
Net funds at the beginning of                  16,235                35,617
the year

Net funds at the end of the                    11,946                16,235
year

The information on pages 49 to 51 is for illustrative purposes and does not form part of the audited financial statements. The cash flows for the year have been translated into euros at an average rate of GBP1: euro1.6262 (2000: euro1.5949).

Company Summary

THE COMPANY

Schroder Ventures International Investment Trust plc carries on business as an investment trust and it is listed on the London Stock Exchange. The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed and advised by Schroder Ventures. The use of a benchmark is regularly reviewed by the Board. As a result of the particular geographical and sectoral diversification of the Company's venture fund portfolio and the nature of the investments made by the Venture Funds, there is currently no independent benchmark which the Directors consider appropriate for the Company.

Investment trust companies are able to switch investments without liability for capital gains tax. This, together with the advantages of professional management and spread of risk, makes investment trusts a valuable investment medium.

In order to obtain exemption from capital gains tax the Company conducts itself with a view to being an approved investment trust for the purposes of
Section 842 of the United Kingdom Income and Corporation Taxes Act 1988 (as amended). The Company is not a close company for taxation purposes.

INFORMATION FOR SHAREHOLDERS

The Company's shares are listed on the London Stock Exchange. The stock exchange code for the shares is SVI. The price of the shares is quoted daily in the Financial Times, The Daily Telegraph and The Times.

Real time share information for the Shares is available on the FT Cityline by dialing: 0906 843 1432. Calls are charged at 60p per minute at all times.

The net asset value is calculated at 31 December and 30 June each year following an extensive valuation procedure. Due to the nature of the Company's investments, it is not practicable to publish the net asset value on a more frequent basis.

A factsheet containing information including the diversification of the portfolio and the Company's largest investments is published quarterly and is available on request from the Secretary.

WEB SITE

The Company's dedicated Web Site may be found at www.sviit.co.uk. The site contains details of all press releases published by the Company, share price information, copies of the Annual Report and Accounts and Interim Report and Accounts, and a Newssheet which incorporates information on recent transactions, a comprehensive analysis of the Company's Portfolio and detailed market commentary. The Newssheet is distributed to the shareholders of the Company. The site also contains links to Schroder Ventures and Schroders sites.

CAPITAL GAINS TAX INFORMATION

For the 2001/2002 tax year, the annual capital gains of private individuals in excess of GBP7,500 (2000/2001: GBP7,200) are assessed for capital gains tax at 20 per cent. where such gains, when added to the individual's total income, are below the basic rate limit of GBP29,400 (2000/2001: GBP28,400) and 40 per cent. where they exceed that limit.

Capital gains on shares disposed of by individuals may be eligible for taper relief. The taper reduces the amount of a chargeable gain according to how long the asset has been held for periods after 5 April 1998.

Where shares were acquired before 6 April 1998, the capital gain will also be reduced by indexation allowance for the period up to April 1998, but not thereafter.

For the benefit of those shareholders who acquired their holdings in exchange for their interests in Schroder Ventures' funds, the acquisition cost of the shares for capital gains tax purposes based upon initial dealings on 23 May 1996 was as follows:

Each ordinary share of GBP1: 191.50p.

ASSOCIATION OF INVESTMENT TRUST COMPANIES

The Company is a member of the Association of Investment Trust Companies, which produces monthly publications of detailed information on the majority of investment trusts. Copies of these publications can be obtained by subscription on application to the Association of Investment Trust Companies, Durrant House, 8-13 Chiswell Street, London EC1Y 4YY.

The aims of the Association are to protect and promote the interests of member companies and their shareholders by:

* taking specific action to safeguard and to improve the fiscal and regulatory regime for member companies and their shareholders

* improving investor awareness of investment trusts through education, publicity and the provision of reliable statistical and other information

* encouraging commitment to good practice and high professional standards in the industry.

SCHRODER INVESTMENT TRUST DEALING SERVICE

The Schroder Investment Trust Dealing Service provides a convenient and cost effective means of investing in the ordinary shares of the Company. The Service offers investors:

*      a regular investment option from a minimum of GBP50 per month

*      a lump sum investment option from a minimum of GBP1,000

*      daily dealing

*      competitive charges

*      the option to reinvest income.

Other investment trusts which are available through this service are Schroder Asia Pacific Fund plc, Schroder Emerging Countries Fund plc, Schroder Income Growth Fund plc, Schroder Japan Growth Fund plc, Schroder Split Fund plc, Schroder UK Growth Fund plc and International Biotechnology Trust plc.

INDIVIDUAL SAVINGS ACCOUNT - SCHRODER MAXI ISA PLAN

The Schroder ISA offers investors:

* lump sum investments in the ordinary shares of the Company from a minimum of GBP3,000 to a maximum of GBP7,000 in the current tax year

*      a regular investment option from a minimum of GBP50 per month

*      competitive charges

*      the option to reinvest income

*      the option to include other trusts.

If you would like further information about the Schroder Investment Trust Dealing Service or the Schroder Maxi ISA, please contact the Secretary of the Company at 31 Gresham Street, London EC2V 7QA or call Schroder Investor Services on freephone 0800 718 777.

REGISTRAR SERVICES

Communications with shareholders are mailed to the address held on the share register. Any notifications and enquiries relating to registered share holdings, including a change of address or other amendment should be directed to Lloyds TSB Registrars Scotland at 117 Dundas Street, Edinburgh, Scotland EH3 5ED. The helpline telephone number of Lloyds TSB Registrars is 0870 601 5366.

Lloyds TSB Registrars Scotland have recently launched a new web-based enquiry service for shareholders. Initially the "Shareview" site (address below) contains information available on public registers. Shareholders will be invited to enter their name, shareholder reference (account number) and post code and will be able to view information on their own holding.

Visit www.shareview.co.uk for more details.

Information for Shareholders

FINANCIAL CALENDAR

30 June      Company's year end
September    Preliminary results for the financial year published
September    Annual Report published
November     Annual General Meeting
March        Interim Results announced
April        Interim Report published

ANALYSIS OF REGISTER OF SHAREHOLDERS


                                         Shares
                                              %

At 30 June 2001
% of issued shares held by:
Private individuals                         1.40
Banks and Nominee Companies*               69.84
Pension Funds and Insurance Companies      19.70
Other Institutions                          9.06

                                          100.00

Total number of holders                    1,535

*Some of the nominee company holdings include a large number of private individuals.

Notice and Agenda

NOTICE is hereby given that the fifth Annual General Meeting of Schroder Ventures International Investment Trust plc will be held at 12.00 noon on Thursday 22 November 2001 at 31 Gresham Street, London EC2V 7QA, to consider and, if thought fit, pass the following resolutions, of which resolutions 1 to 9 will be proposed as Ordinary Resolutions and resolutions 10 and 11 will be proposed as Special Resolutions:

1. That the Report of the Directors and the Accounts for the year ended 30 June 2001 be adopted.

2.     To declare a final dividend of 1.80p per share for the year ended 30
       June 2001.

3.     That Mr Denis Raeburn be elected as a Director of the Company.

4.     That Mr Peter Sedgwick be re-elected as a Director of the Company.

5.     That Mr John McLachlan be re-elected as a Director of the Company.

6.     That Mr Nicholas Ferguson be re-elected as a Director of the Company.

7.     That Ernst & Young LLP be re-appointed as Auditors of the Company.

8.     That the Board be authorised to agree the Auditor's remuneration.

9. That, in substitution for the authority granted at the Company's Extraordinary General Meeting held on 3 May 2001, the Board be and is hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985):
       (a) up to an aggregate nominal amount of GBP1,022,656 (equivalent to 1 per cent. of the issued ordinary share capital of the Company as at 14 September 2001) in connection with the Schroder Ventures International Investment Trust plc Executive Share Option Plan 2001; and

       (b) up to an aggregate nominal amount of GBP34,088,566 (equivalent to one-third of the issued ordinary share capital of the Company as at 14 September 2001), which authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

10. That, in substitution for the authority granted at the Company's Extraordinary General Meeting held on 3 May 2001, the Board be and is hereby empowered, pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within the meaning of Section 94 of the said
        Act) for cash, pursuant to the authority conferred by the previous resolution, as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

        (a) the allotment of equity securities up to an aggregate nominal amount of GBP1,022,656 (equivalent to 1 per cent. of the issued ordinary share capital of the Company as at 14 September 2001) in connection with the Schroder Ventures International Investment Trust plc Executive Share Option Plan 2001;

       (b) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

Notice and Agenda continued

       (c) the allotment (otherwise than pursuant to sub-paragraphs (a) and (b) above) of equity securities up to an aggregate nominal amount of GBP10,226,569 (equivalent to 10 per cent. of the issued ordinary share capital of the Company as at 14 September
                2001), and shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

11. That the Company be and is hereby generally and unconditionally authorised in accordance with Section 166 of the Companies Act 1985 (the "Act") to make market purchases (within the meaning of Section 163 of the Act) of Ordinary shares of GBP1.00 each in the capital of the Company ("Shares"), provided that:

        (a) the maximum number of Shares hereby authorised to be purchased shall be 15,329,628 (equivalent to 14.99 per cent. of the issued ordinary share capital of the Company as at 14 September 2001);

        (b)     the minimum price which may be paid for a Share is GBP1.00;

        (c) the maximum price which may be paid for a Share is an amount equal to 105 per cent. of the average of the middle market quotations for a Share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Share is purchased;

        (d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company unless such authority is renewed prior to such time; and

        (e) the Company may make a contract to purchase Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiration of such authority and may make a purchase of Shares pursuant to any such contract.

Registered Office:
31 Gresham Street
London EC2V 7QA

By Order of the Board
Schroder Investment Management Limited
Secretary

28 September 2001
                                 57



Notice and Agenda continued

NOTES

1. A member of the Company entitled to attend and vote at the Meeting may appoint a proxy or proxies to attend and on a poll to vote in his or her stead. A proxy need not be a member of the Company. Forms appointing proxies must be lodged with the Company's Registrar not less than 48 hours before the time appointed for the Meeting. The completion and return of a form of proxy will not preclude a member entitled to attend and vote in person at the Meeting from doing so if he or she wishes.

2. In accordance with the requirements of the Companies Act 1985, a statement of all transactions of each Director and of his family interests in the shares of the Company will be available for inspection by any member of the Company at the registered office of the Company, 31 Gresham Street, London EC2V 7QA, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and by any person attending the Annual General Meeting, during the continuance of the Meeting. None of the Directors have a contract of service with the Company.

Glossary

INVESTMENT STAGES:

Early Stage

*      Seed

Financing provided to allow a business concept to be developed, perhaps involving production of prototypes and additional research, prior to bringing a product to market.

*      Start-up

Financing provided to companies for the use in product development and initial marketing. Companies may be in the process of being set up or may have been in business for a short time, but have not sold their product commercially.

*      Other early stage

Financing provided to companies that have completed the product development stage and require further funds to initiate commercial manufacturing and sales. They will not yet be generating profit.

Late Stage

*      Expansion Financing

Capital provided for the growth and expansion of a company which is breaking even or even trading profitably. Funds may be used to finance increased production capacity, market or product development and/or provide additional working capital. Capital provided for turn-around situations is also included in this category.

*      Management Buy-Out (MBO)

Funds provided to enable current operating management and investors to acquire an existing business.

*      Management Buy-In (MBI)

Funds provided to enable a manager or group of managers from outside the company to buy into the company.

Follow-on investment

A company which has previously received venture capital.

Secondary purchase

Purchase of existing shares in a company from another venture capital firm, or from other shareholders.

Public to Private

Purchase of the share capital of a company quoted on a stock exchange with the intention of de-listing the company and taking it private.

General Terms

Carried interest ("carry"): Carried interest or simply "carry" represents the share of a private equity fund's profit (usually 20%) that will accrue to the general partners.

Committed funds (or "raised funds" or "committed capital"): Capital committed by investors. This will be requested or "drawn down" by private equity managers on a deal-by-deal basis. This amount is different from invested funds for two reasons. Firstly, most partnerships will invest only between 80% and 95% of committed funds. Second, one has to deduct the annual management fee which is supposed to cover the cost of operation of a fund.

Distributions: Payments to investors after the realisation of investments of the partnership.

Divestments (or realisations or exits): Exits of investments, usually via a trade sale or an IPO (Initial Public Offering) on a stock market.

Draw downs: Payments to the partnership by investors in order to finance investments. Funds are drawn down from investors on a deal-by-deal basis.

Fund of funds: Private equity funds whose principal activity consists of investing in other private equity funds. Investors in funds of funds can thereby increase their level of diversification.

Gearing, debt/equity ratio or leverage

The level of a company's borrowings as a percentage of shareholder funds.

Hurdle rate: Arrangement that caps the downside risk for investors. It allows investors to get preferential access to the profits of the partnership. In the absence of reaching the hurdle return, general partners will not receive a share of the profit (carried interest). A hurdle rate of 10% means that the private equity fund needs to achieve a return of at least 10% before the profits are shared according to the carried interest arrangement.

Limited partnership: Most private equity firms structure their funds as limited partnerships. Investors represent the limited partners and private equity managers the general partners.

Realisation: the sale of an investment.

Secondary market: The secondary market enables institutional investors to sell their stakes in a private equity partnership before it is wound up.

Trade sale: Sale of the equity share of an investee company to another company.

Turnaround: A loss making company which can be successfully transformed into a profit maker.

www.svitt.co.uk

              Registered Office          Head Office
              31 Gresham Street          Burleigh House
              London EC2V 7QA            357 Strand
                                         London WC2R 0HS

              Telephone 020 7658 3206    Telephone 020 7010 8925
              Fax 020 7658 3538          Fax 020 7240 5346



Schroder Ventures International Investment Trust plc - Report and Accounts
2001

Exhibit 10.3         The Company's 2000 Report and Accounts


               Schroder Ventures International Investment Trust plc


                                           Report and Accounts 2000

Investment Objective

The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of Buy-Out and Development Capital Funds, which are managed advised by and Schroder Ventures.

www.svitt.co.uk                                     Report and Accounts 2000


Contents
                                                                         Page

  Directors and Advisers                                                    2
  Financial Highlights and Historical Record                                3
  Chairman's Statement                                                      4
  Portfolio Review                                                          6
  View from Schroder Ventures                                              12
  Twenty Largest Underlying Companies                                      14
  List of Investments                                                      19
  Report of the Directors                                                  23
  Statement of Directors' Responsibilities                                 25
  Corporate Governance                                                     26
  Report of the Auditors                                                   29
  Consolidated Statement of Total Return                                   30
  Balance Sheets                                                           31
  Consolidated Cash Flow Statement                                         32
  Notes to the Accounts                                                    33
  Consolidated Statement of Total Return (translated into euros -          47
  unaudited)
  Balance Sheets (translated into euros- unaudited)                        48
  Consolidated Cash Flow Statement (translated into euros -                49
  unaudited)
  Company Summary                                                          50
  Information for Shareholders                                             52
  Notice and Agenda                                                        53
  Amendments to the Articles of Association                                55
  Glossary                                                                 56

Directors and Advisers

DIRECTORS

John McLachlan*+ (Chairman) (aged 58) was appointed as a Director of the Company on 12 February 1996. He retired as Group Investment Director of United Assurance Group plc in August 1999. He is a non-executive Director of GT Income Growth Trust plc and House of Fraser Trustees 1994 Limited.

Nicholas Ferguson+ (aged 51) was appointed as a Director of the Company on 12 February 1996. He is Chairman of Schroder Ventures Limited and is responsible for developing and co-ordinating the activities of Schroder Ventures world-wide. He is a member of the investment committee for each of the Schroder Ventures' funds.

John Govett+ (aged 56) was appointed as a Director of the Company on 12 February 1996 and is a non-executive Director of Derby Trust plc, Invesco City & Commercial Trust plc, Schroder Emerging Countries Fund plc, Peel Hotels plc and Rio Tinto Pension Investments Limited.

Anthony Habgood*+ (aged 53) was appointed as a Director of the Company on 12 February 1996 and is Chairman of Bunzl plc. He is also a non-executive Director of PowerGen plc.

Edgar Koning*+ (aged 48) was appointed as a Director of the Company on 12 February 1996 and is Executive Vice-President with AEGON Nederland N.V. He joined AEGON in 1981 and has held various senior management positions in the Group.

Peter Sedgwick+ (aged 64) was appointed as a Director of the Company on 12 February 1996 and is Chairman of Schroders plc, Schroder UK Growth Fund plc and Invesco City & Commercial Trust plc. He is Vice President of The Equitable Life Assurance Society and non-executive Director of certain other companies.

John Strangfeld*+ (aged 47) was appointed as a Director of the Company on 12 February 1996 and is Chief Executive Officer of Prudential Global Asset Management, responsible for all of Prudential's asset management activities. In this capacity he is also Executive Vice President of the parent company, The Prudential Insurance Company of America.

*     Member of the Audit and Management Engagement Committee.
+     Member of the Nomination Committee.

ADVISERS

Secretary and Registered Office
Schroder Investment Management Limited
31 Gresham Street
London EC2V 7QA
Telephone 020 7658 3206

Bankers
The Royal Bank of Scotland plc
Corporate Banking Office
5-10 Great Tower Street
London EC3P 3HX

Solicitors
Slaughter and May
35 Basinghall Street
London EC2V 5DB

Registrars
Lloyds TSB Registrars Scotland
117 Dundas Street
Edinburgh EH3 5ED
Telephone 0870 601 5366

Auditors
Ernst & Young
Rolls House
7 Rolls Buildings
Fetter Lane
London EC4A 1NH

Stockbrokers
Merrill Lynch International
20 Farringdon Road
London EC1M 3NH

                   Financial Highlights and Historical Record


                          PERFORMANCE SINCE LAUNCH


                                          NAV    Share Price
                   30 June 2000         450.9          461.5
                   31 December 1999     362.8          318.5
                   30 June 1999         325.9          262.5
                   31 December 1998     287.8          152.5
                   30 June 1998         215.1            182
                   31 December 1997     198.6            166
                   30 June 1997         189.2          174.5
                   31 December 1996     190.1          193.5
                   30 June 1996         190.5            200
                   23 May 1996          193.3            194



FINANCIAL HIGHLIGHTS TO 30 JUNE 2000

                                   30 June 2000    30 June 1999    Change %

Total assets (GBP'000)                  461,615         333,630       38.4%
Shareholders' funds (GBP'000)           461,125         322,485       43.0%
Net asset value per share                450.9p          325.9p       38.4%
Share price                              461.5p          262.5p       75.8%
Share price premium/(discount)             2.4%         (19.5%)           -
Dividends per share                        3.8p            1.5p      153.3%
Total expense ratio                        0.2%            0.2%           -
Market capitalisation (GBP'000)         471,956         259,787       81.7%



HISTORICAL RECORD TO 30 JUNE

                                Total assets    Shareholders'          Net asset           Price of    Share price
                                     GBP'000            funds    value per share    ordinary shares       premium/
                                                      GBP'000              pence              pence     (discount)
                                                                                                                %

2000                                 461,615          461,125              450.9              461.5            2.4
1999                                 333,630          322,485              325.9              262.5         (19.5)
1998                                 230,822          219,730              215.1              182.0         (15.4)
1997                                 207,655          182,548              189.2              174.5          (7.8)
1996 (launched 23 May 1996)          240,733          186,493              193.3              200.0            3.5




HISTORICAL RECORD TO 30 JUNE


                                Earnings    Dividends          Cost of
                                   pence        pence    running trust
                                                               GBP'000

2000                                4.68         3.80            1,326
1999                                2.35         1.50              878
1998                                2.06         1.30              664
1997                                1.58         1.92              728
1996 (launched 23 May 1996)          N/A          N/A              N/A



Notes:
1. Total assets:                Total assets less current liabilities,
                                before deducting prior charges.
2. Potential gearing ratio:     Total assets divided by shareholders'
                                funds.
3. Cost of running trust:       Operating costs excluding interest payable.
4. Total expense ratio:         Operating costs excluding interest payable
                                (net of tax relief on those costs)
                                expressed as a percentage of average
                                shareholders' funds.
5. Capital changes:             2000: 'B' bonds fully converted into
                                3,299,380 ordinary shares.
                                1999: Buy-back of 3,204,171 shares for
                                cancellation.
                                1998: 'A' bonds fully converted into
                                5,683,236 ordinary shares.

Chairman's Statement

OVERVIEW

I am pleased to report that the twelve months to 30 June 2000 represented another very positive year for the Company.

Performance during the second half of the year was excellent, with the effect that the Company's net assets increased by 43.0% during the year to 30 June 2000 and more than doubled in the two-year period between 1 July 1998 and 30 June 2000.

The highlights of the year to 30 June 2000 were as follows:-

*     Net asset value per share increased by 38.4% to 450.9 pence (June 1999:
      325.9 pence per share), allowing for the increase in share capital following the conversion of bonds during the year.

* Realisations during the year were at significant premia to 30 June 1999 valuations, including Across Wireless and SVIIT's remaining interest in Charles Vogele.

* Considerable uplifts in the value of some of SVIIT's underlying companies during the year.

* Major new fund commitments, including euro750 million to Schroder Ventures European Fund II.

* Compound Annual Growth Rate of 23% in net assets per share, since launch in May 1996.

*     Euro-denominated receipt (EDR) to be issued in September 2000.

*     Investor relations web site launched at www.sviit.co.uk.

I am pleased to announce that a SVIIT euro-denominated receipt will be issued in September 2000. This is the first listing of a depository receipt for a company of this nature and has been undertaken in response to interest from Continental European investors, who wish to access private equity investment opportunities through SVIIT, but prefer to invest in a euro-denominated stock.

Furthermore, the growing interest of private investors and smaller institutions has also led us to develop our investor relations web site, www.sviit.co.uk, launched today, and to seek to ensure that our shares can be traded through the CREST settlement system.

REALISATIONS

SVIIT has enjoyed strong realisations during the year to 30 June 2000, which have contributed to the considerable growth in net assets. Two such realisations were AU System and Across Wireless.

Through its fund investments, SVIIT's interest in these companies was acquired in May 1999 as part of its investment in AU System Group. Due to the nature of the companies in the group and their different exit plans, the investment was structured as a demerger into three separate companies, resulting in three separate new investments for the funds; AU System, Across Wireless and iD2 Technologies.

In April, SVIIT's entire interest in Across Wireless was sold at a GBP42.1 million premium to the 30 June 1999 gross valuation. This was followed by the successful flotation of AU System on the OM Stockholm Exchange in June, where approximately a third of SVIIT's interest was sold. The proceeds of the partial realisation in AU System, in addition to the value of the remaining investment, represented an uplift of GBP20.3 million to the 30 June 1999 gross valuation.

In addition to the above two realisations, the sale of iD2 Technologies was announced in June, however the transaction did not complete until after the year end.

NEW FUND COMMITMENTS

Substantial cash-flows from realisations during the year to 30 June 2000, coupled with the Company's existing cash balances, have enabled SVIIT to make significant commitments to new Schroder Ventures' funds. Uncalled commitments to Schroder Ventures' funds have increased from GBP124.7 million at 30 June 1999 to GBP580.7 million at 30 June 2000.

The most notable commitment during the year was the euro750 million commitment to the Schroder Ventures European Fund II, which is expected to build on the success of the first Schroder Ventures European Fund. At 30 June 2000, the fund was 11.7% drawn-down and had made three investments, two of which feature in SVIIT's Twenty Largest Underlying Companies. The fund is expected to have a final closing in the fourth quarter of 2000 at a maximum fund size of euro3.3 billion.

In addition, SVIIT has committed $135.6 million to Schroder Ventures Asia Pacific Fund at its final closing in June 2000 and has made a $64.5 million commitment to Schroder Ventures US Fund at its third closing in May 2000. SVIIT has also agreed to commit approximately C$50 million to the Schroder Canadian Buy-Out Fund III, which is expected to have its first closing later in 2000.

Chairman's Statement continued

EURO-DENOMINATED DEPOSITORY RECEIPT LISTING

As mentioned above, the Company will issue a depository receipt denominated in euros, to provide for investors who have indicated that they would prefer to invest in the Company via a euro-denominated stock. Each EDR will be representative of one ordinary share, and will be traded in registered form.

CREST

Since the launch of the Company, the Company's shares have not been traded through the CREST system. During the year, the Board has become increasingly aware of the growing interest from private investors looking to gain exposure to private equity through a vehicle such as SVIIT. In order to facilitate future investment in the Company, particularly from private individuals who use nominee accounts, the Board believes that the CREST settlement system should be made available at this time for trading in the Company's shares. In order for the Company's shares to be traded through the CREST system, the Company's Articles of Association first require amendment. A resolution is therefore proposed at the Annual General Meeting to adopt new Articles of Association which provide for trading through the CREST system.

DIRECTORS' FEES

The Board continues to monitor the payment of fees to Directors. In order to provide the Board with additional flexibility in the setting of Directors' fees in the future, a resolution will be proposed at the Annual General Meeting that the cap on the total amount of Directors' fees be increased from GBP100,000 to GBP200,000.

WEB SITE

I am pleased to announce the launch of www.sviit.co.uk, a web site dedicated to the Company. The site includes full information on the Company, background information on Schroder Ventures, SVIIT's share price performance, recent press releases and presentations on the Company, and in addition will provide electronic copies of the Newssheet, Annual Reports and Interim Reports.

OUTLOOK

Performance during the year has been extremely positive.

The Company continues to enjoy realisations at significant premia to valuations. This, coupled with the growth of the underlying portfolio, has allowed the Company to make significant new commitments to Schroder Ventures' funds. While the Company's cash balances remain high, it is anticipated that these balances will be substantially reduced in the coming year as SVIIT's uncalled commitments to Schroder Ventures' funds are drawn-down.

The underlying portfolio is now relatively immature -- 82% of investments have been held for three years or less and 43% of the portfolio is valued at cost. This, coupled with the conservative valuations of portfolio companies, would suggest that there is still potential for continued growth.

ANNUAL GENERAL MEETING

The Annual General Meeting will be held at 12 noon on Tuesday 5 December 2000 at the offices of Schroders plc at 31 Gresham Street, London, EC2V 7QA, and will, as in previous years, include a presentation on the activities of the Company.


John J. McLachlan
Chairman

Portfolio Review

OVERVIEW

In the year to 30 June 2000, SVIIT's net assets increased by 43.0% to GBP461.1 million (30 June 1999: GBP322.5 million), comprising GBP327.2 million of fund investments (30 June 1999: GBP226.4 million) and GBP133.9 million held directly in cash and marketable securities (net of liabilities) (30 June 1999: GBP96.1 million).

This growth in net assets represents an increase of 38.4% in net asset value per share to 450.9 pence (30 June 1999: 325.9 pence per share), allowing for the increase in SVIIT's issued share capital, following the conversion of bonds in November 1999 and the proposal of a dividend of 3.8p per share (30 June 1999: 1.5p per share).

The increase in net asset value over the year to 30 June 2000 has been partly due to a number of substantial realisations, notably Across Wireless and Charles Vogele, which respectively represented a GBP42.1 million and GBP17.2 million premium to gross valuations at 30 June 1999 (and GBP42.1 million and GBP68.6 million premium to cost).

In addition, there have been considerable increases in the value of some of SVIIT's underlying portfolio companies, in particular iD2, EEMS and Leica Microsystems, which together represented a write up of GBP27.7 million during the year. The sale of iD2 Technologies was announced on 28 June 2000, however, the transaction did not complete until July and the valuation is based on these proceeds.

Other notable write-ups were AU System and Ferretti, both of which floated in June 2000. AU System listed on the OM Stockholm Exchange and approximately one third of the investment was sold. The proceeds of this partial realisation, together with the value of the remaining investment, represent an uplift of GBP20.3 million to the 30 June 1999 gross valuation.

Ferretti was listed on the Milan Stock Exchange and approximately 65% of the investment was realised. SVIIT's proceeds from the partial realisation, in addition to the value of its remaining holding in the company, represent a GBP15.2 million premium to the 30 June 1999 gross valuation and a GBP20.3 million premium to cost.

SVIIT's geographical exposure has become more diversified in the year, mainly due to new investments made in Asia, the US and in the Life Sciences' sector. However, SVIIT continues to have a significant exposure to Continental Europe, which will continue with the commitment of euro750 million to the Schroder Ventures European Fund II.

The portfolio comprises holdings in all 25 of Schroder Ventures' funds, giving an underlying portfolio of 155 companies in 18 countries worldwide. A small number of large investments constitute the majority of the portfolio, with SVIIT's Twenty Largest Underlying Companies representing 70% of the total fund investments (30 June 1999: 72%). The profile of SVIIT's Twenty Largest Underlying Companies has changed considerably over the year with eight new investments, the largest of which, AMS, represents 7.47% of net assets.

Since its launch in May 1996, SVIIT has reported a compound net asset per share growth of 23% per annum. There is still significant potential for further growth, with six of SVIIT's Twenty Largest Underlying Companies and 43% of the total portfolio being valued at cost (30 June 1999: 29%), and 82% of investments having been held for three years or less (30 June 1999: 74%).

CASHFLOW

Distributions receivable from realisations of GBP187.8 million in the year to 30 June 2000 stood at an average premium of 88% to the 30 June 1999 valuations. Distributions in the second half of the year stood at an average premium of 48.5% to 31 December 1999 valuations.

Calls payable amounted to GBP162.3 million to fund 46 new and 64 follow-on investments in the year. In addition, since the year-end, SVIIT has paid calls of approximately GBP23 million.

FUND COMMITMENTS

SVIIT made commitments to three new Schroder Ventures' funds during the year and at 30 June 2000 had total uncalled commitments of GBP580.7 million to eight funds (30 June 1999: GBP124.7 million to seven funds).

Portfolio Review continued



                                                     Uncalled Fund Commitments


Fund                                                                         Amount Called        AmountSVIIT Uncalled
                                                                                    (Local      Uncalled   commitment*
                                                                                 Currency)        (Local   GBP million
                                                                                               Currency)
Schroder Ventures European Fund                                                 euro162.7m     euro33.3m          21.1
Schroder Ventures International Life Sciences Fund II                             US$27.7m      US$53.9m          35.6
The Japan Venture Fund III                                                        Y1549.5m      Y1450.5m           9.1
Schroder Canadian Buy-Out Fund II                                                  C$16.6m        C$1.3m           0.6
Schroder UK Venture Fund IV                                                        GBP3.2m       GBP1.4m           1.4
Schroder Ventures Asia Pacific Fund                                               US$30.5m     US$105.1m          69.4
Schroder Ventures US Fund                                                         US$27.9m      US$36.6m          24.2
Schroder Ventures European Fund II                                               euro87.8m    euro662.2m         419.3
Total                                                                                                       euro580.7m

* Based on exchange rates at 30 June 2000




In April 2000, SVIIT committed euro750 million to the Schroder Ventures European Fund II, which was 11.7% called as at 30 June 2000 and is anticipated to have a final closing in the fourth quarter of this year with a maximum fund size of euro3.3 billion. It will, like its predecessor, focus on European Buy-Outs and Buy-Ins, in addition to growth capital investments (typically within the technology and life sciences sectors) and will target mainly the technology, healthcare, consumer products and services and industrial products sectors. As at 30 June 2000, the fund had already invested in three companies, two of which, AMS and Hogg Robinson, are included in SVIIT's Twenty Largest Underlying Companies. Since the year-end, the fund has made one further investment, Kiekert, bringing the fund to 17.5% drawn down at 31 August 2000.

SVIIT has also made a $64.5 million commitment to the Schroder Ventures US Fund, which had its third closing in May 2000, and has indicated a commitment of approximately 30% of any subsequent closings. The fund will target larger development capital and mid-sized buy-outs in the US, with a sector focus on media, telecommunications and technology sectors. US companies that seek international expansion and international companies that intend to break into the US market will be the primary targets. The fund is 43.5% drawn down and its first two investments, Mesa Communications and ThoughtWorks feature in SVIIT's Twenty Largest Underlying Companies.

In addition, during the year, the Schroder Ventures Asia Pacific Fund had a final closing. SVIIT's commitment to this fund totalled $135.6 million. At 30 June 2000, the fund was 22.5% drawn down, with its first investment, Parkway Holdings, featured in SVIIT's Twenty Largest Underlying Companies.
Portfolio Review continued

It is expected that SVIIT will make a commitment of C$50 million to the Schroder Canadian Buy-Out Fund III, which is due to have its first closing during 2000. The fund, which has a target size of C$150 million, will invest principally in buy-outs, buy-ins, leveraged build-ups and development capital opportunities in Canada.

GEOGRAPHICAL DISTRIBUTION

SVIIT's geographic exposure has become more diversified during the year, in part due to new investments made by Schroder Ventures Asia Pacific Fund, Schroder Ventures US Fund and Schroder Ventures International Life Sciences Fund II. However, SVIIT continues to have a significant exposure to Continental Europe, which will continue with the commitment of euro750 million to Schroder Ventures European Fund II.



                     SVIIT: Analysis by Market

                               30 June 2000 30 June 1999
                               % (by Value) % (by Value)
Continental Europe                       49           62
UK                                       11            8
Far East/Asia Pacific                    13            8
International                            13           14
North America                            14            8


Portfolio Review continued



                         EVCA Sector Analysis

                              30 June 2000 30 June 1999
                               % (by Value) % (by Value)
Consumer                                20           38
Medical/Health                          23           20
Computer & Other Electronics            34           16
Industrial Products & Services          10           11
Other Manufacturing                      3            4
Other Services                           5            2
Transportation                           3            5
Construction                             2            4



INDUSTRIAL SECTOR

SVIIT has increased its exposure to investments in the computer and electronics sectors, (see table above, EVCA Sector Analysis), with major new investments such as AMS and ThoughtWorks, and rises in the value of previously held portfolio companies including AU System, EEMS and iD2; all these companies now feature in SVIIT's Twenty Largest Underlying Companies. SVIIT's exposure to consumer related industries has fallen, principally due to the realisation of Charles Vogele, however, this has been offset slightly by the investment in Takko, the German retailer of fashionable "value for money" clothing.


DEAL TYPE

As shown on the right, Management Buy-Outs continue to be the largest transaction type by value, representing 60% of the portfolio (30 June 1999:
71%). There has also been an increase in development capital investments to 31% (30 June 1999: 13%), mainly due to the new investment in Mesa
Communications, in addition to AU System's increase in value.

PORTFOLIO MATURITY

As shown above, the average age of the portfolio has fallen during the year, with 82% of investments held for three years and under (30 June 1999: 74%).



             SVIIT: Investments by Stage (%)

                    30 June 2000    30 June 1999
Early stage/
start-up                       5               5
Development                   31              13
Buy-outs                      60              71
Buy-ins                        4              11


Portfolio Review continued


                       Investments in Companies (GBPm)                           Investments in Companies (GBPm)
                                30 June 2000                                           30 June 1999

                      W/Down    Cost        W/Up    Quoted                      W/Down     Cost      W/Up  Quoted
  1991 & prior           1.6     0.0         0.0       8.8    1990 & prior         1.5      0.0       3.7     0.0
  1992                   0.1     0.0         0.1       2.4    1991                 0.3      0.0       2.8     0.2
  1993                   0.0     0.0         0.4       4.0    1992                 0.0      0.0       0.4     4.9
  1994                   0.1     0.2         2.1       2.1    1993                 0.7      0.0       0.4     2.5
  1995                   0.4     0.0         3.2       4.7    1994                 0.3      0.2       5.1     4.0
  1996                   2.8     0.3        15.0       0.2    1995                 0.3      0.0      14.8     4.7
  1997                  11.7     1.0        13.8       3.7    1996                 0.8      0.1      17.8     0.5
  1998                   1.1     2.1        45.1       8.4    1997                 0.8     17.2      24.3    58.4
  1999                   0.0    14.5        18.7      38.8    1998                 3.1     21.1       7.6     1.1
  2000                   0.0   122.9         0.0       0.0    1999                 0.0     17.7       0.0     0.0




SVIIT VALUATION BASIS

The chart below shows that there is still considerable potential for future up-lifts in the value of those companies that are held at cost, which include six of SVIIT's Twenty Largest Underlying Companies.

The valuation of most companies using a quoted, PE and third-party offer basis involves the application of a range of discounts to reflect expected timing of exits or lack of liquidity in a company's equity. As at 30 June 2000, the weighted average discount applied to the gross values of quoted and written up companies was 24% (30 June 1999: 27%). Last year the higher average reflected discounts applied to specific major investments which have now been sold or are valued on a different basis.

The weighted average PE multiple used in valuing the underlying portfolio companies was 13.8 (30 June 1999: 13.0). After the application of a range of discounts which average 28% (30 June 1999: 33%), investments valued on a PE basis are effectively valued at 9.9 times earnings (30 June 1999: 8.7).

SVIIT PORTFOLIO PERFORMANCE

The Company's return on its holdings of Schroder Ventures' funds is summarised below;


        Year ended                         30 June 2000    30 June 1999
                                                   GBPm            GBPm
        Opening Valuation                         226.4           152.1
        Calls Paid                                162.3            49.2
        Distributions received                  (187.8)          (80.9)
                                                 200.9            120.4
        Increase in value of portfolio            126.3           106.0
        Closing portfolio                         327.2           226.4

Distributions of GBP187.8 million receivable in the year were at an average 88% premium to the 30 June 1999 values of GBP99.9 million. Distributions in the second half of the year stood at an average premium of 48.5% to 31 December 1999 valuations. The return on the portfolio in the year was 56% in Sterling terms and 55% in local currencies.


               Portfolio Valuation Basis                                      Portfolio Valuation Basis
                      30 June 2000                                                  30 June 1999
                                     % (by Value)                                                  % (by Value)
Cost                                    43                     Cost                                   29
W/up: P/E                               23                     W/up: P/E                              27
W/up: 3rd Party                          7                     W/up: 3rd Party                         7
Quoted                                  22                     Quoted                                 34
W/Down                                   5                     W/Down                                  3


     Under British Venture Capital Association (BVCA) valuation guildlines, investments are normally carried at cost for at least the first 12 months after acquisition.


Portfolio Review continued

CASH AND MARKETABLE SECURITIES

At 30 June 2000, the Company's gross cash balance of GBP136.6 million (30 June 1999: GBP117.3 million) was held principally in a portfolio of short-dated treasury bills, denominated in currencies that broadly match, in percentage terms, the currency exposure of outstanding fund commitments, adjusted for anticipated short term cash flows. The overall performance of Sterling during the year resulted in a gain on exchange on cash and marketable securities of GBP0.7 million.

FUND TRANSACTIONS

The number of underlying companies held by Schroder Ventures' funds increased to 155 from 149 in the year reflecting a total of 46 new investments and 40 full realisations.

Portfolio Review continued

Eight new investments are included in SVIIT's Twenty Largest Underlying Companies, among them AMS, Hogg Robinson and Takko.

"Public to private" transactions featured in the portfolio during the year. Funds advised by Schroder Ventures completed two such transactions during the year, AMS (Austria) and Hogg Robinson (UK). In addition, since the year end funds advised by Schroder Ventures have announced a public to private transaction in Germany (Kiekert). SVIIT's share of this investment will be approximately GBP12 million, representing approximately 3% of net assets (based on 30 June 2000 published figures). This transaction is subject to shareholder and regulatory approval.

In addition, since 30 June 2000, funds advised by Schroder Ventures have led the $2.35 billion agreed bid for Veba Electronics Group from E.ON AG. Under the terms of the agreement, Schroder Ventures and other investors will acquire the Memec Group, a global specialist semiconductor distribution company. The company had 1999 sales of $1.8 billion and 2,300 employees based in 40 countries. SVIIT's share of this investment will be approximately GBP60 million and the Memec Group will be the largest of SVIIT's portfolio companies, representing approximately 13% of net assets (based on 30 June 2000 published figures). The agreement is conditional on receiving competition authority clearances.

There have been a number of significant realisations during the year, including Across Wireless (full), AU System (partial) and Ferretti (partial).

SVIIT's shares of major realisations by the funds during the year were as shown below;



Company               Realisation    30 June 1999
                            Value       Valuation      Cost
                          GBP'000         GBP'000   GBP'000

Charles Vogele             74,857          57,676     6,274
Across Wireless            43,052             915       915
Ferretti                   13,775          3,723*      384*
MSH International          13,355          10,151     1,384
Tetley                     10,861          10,569     5,965
AU System                   9,382          3,234*    3,234*



* costs and valuations as at 30 June 1999 have been pro rated to reflect the residual holding. Significant uplifts in value of portfolio companies included;



Company                30 June 2000    30 June 1999    Change in
                          Valuation       Valuation         Year
                            GBP'000         GBP'000      GBP'000

AU System                    21,014          6,838*       14,176
Leica Microsystems           18,544          11,877        6,667
ID2                          12,393             746       11,647
EEMS                         11,121           1,732        9,389
Ferretti                      7,124          2,004*        5,120

* valuations as at 30 June 1999 have been pro rated to reflect the residual holding.

The sale of iD2 was announced in June 2000, however the transaction did not complete until after the year end. The valuation is the sum of the proceeds received.

AU System was listed on the OM Stockholm Exchange in June 2000 and approximately one third of the investment was sold, the remainder being subject to a lock-in period of six months.

Ferretti was listed on the Milan Exchange in June 2000 and approximately 65% of the investment was sold. A further 15% of the investment was sold in July 2000, with the remainder being subject to a lock-in period of six months. Leica Microsystems continues to perform well and is now valued on a PE basis. At 30 June 1999, the valuation basis was cost.

Portfolio Review continued

Funds advised by Schroder Ventures invested in EEMS in May 1999. The company has been revalued from cost for the first time and the valuation reflects the company's improved performance during the year.

There have been some write-downs in the portfolio during the year. These have included;


Company                   30 June 2000    30 June 1999    Change in
                             Valuation       Valuation         Year
                               GBP'000         GBP'000      GBP'000

Sirona Dental Systems           10,678          13,916      (3,238)
Datentechnik                     2,364           4,872      (2,508)



Sirona had been re-valued at a 25% discount to cost in the first half of the year, due to difficulties in the restructuring of the dental distribution company, coupled with a downturn in the German dental market. No further reduction in value was considered necessary at 30 June 2000.

Datentechnik's valuation reflects a fall in the quoted share price.

CONCLUSION

Performance during the year to 30 June 2000 has been excellent, with a capital return on the portfolio of 56% and an increase of 38.4% in net asset value per share. This has not only been the result of realisations such as Charles Vogele and Across Wireless, but also due to the revaluation of certain portfolio investments, notably AU System, iD2, Ferretti, Leica Microsystems and EEMS.

SVIIT has made considerable commitments to new Schroder Ventures' funds in the year, bringing its total uncalled commitments to GBP580.7 million. SVIIT continues to have large cash balances, primarily due to the significant realisations received during the year. However, it has paid calls of GBP162 million during the year, a significant increase on last year (30 June 1999:
GBP49 million) and since the year end, SVIIT has paid calls of approximately GBP23 million, further reducing its cash balances.

SVIIT's exposure to Continental Europe continues to dominate the portfolio. Whilst this is expected to continue, especially in light of SVIIT's commitment of euro750 million to Schroder Ventures European Fund II, the portfolio's geographical exposure is diversifying reflecting SVIIT's commitments to new Schroder Ventures' funds, namely in Asia, US and the Life Sciences' sector. The portfolio's weighting to computer and other electronic markets has doubled in the year. This is not only attributable to major new investments, but also significant increases in value of existing portfolio companies in these sectors.

SVIIT has now reported compound annual net asset growth per share of 23% since its launch in May 1996 and there is still significant potential for continued growth, with 43% of the investments valued at cost and 82% of the investments held for three years and under.

View from Schroder Ventures

GLOBAL OVERVIEW

Private equity has been one of the most rapidly growing asset classes over the last ten years. In 1999, commitments to private equity reached a new record with approximately $127 billion raised for investment in the US, Asia and Europe. The US, being the most mature private equity market, still accounts for the majority of funds raised, but there have been recent strong increases in the supply of funds to the European market.

Historically, growth in this asset class has been driven by the ability of private equity firms to generate returns which significantly outperform comparative quoted markets over the medium to long term.

A more recent driver, however, is the establishment of international private equity (i.e. non-US private equity) as an asset class (see below). Allocations are increasing and new markets are being sought to accommodate this capital.



Investment Profile: Most Attractive Investment
Type over the Next Three Years (US Investors) %

                        Venture      Leveraged      General      Mezzanine
                        Capital        Buyouts      Private      Financing
                                                     Equity

North
America                    28.1           11.2          9.9            5.3
Developed
International               8.9           14.1         10.3            1.5
Emerging
International               1.9            3.6          4.6            0.6
                           38.9           28.9         24.8            7.4


Source: 1999 Goldman Sachs & Co. and Frank Russell Company Report on Alternative Investing

Outside the US and Europe the industry is still at a less developed stage. In Eastern Europe, US and European government and quasi-government bodies have raised funds and these are now being followed, albeit to a limited extent, by some private funds. The Asia Pacific region is relatively well served by private equity funds, although the pool of available capital is small compared to Western Europe and the US. Latin America is also emerging as a market in its own right.

The year 2000 has been dominated by the technology and internet sectors. The steep increase in valuations of quoted companies, especially in the technology sectors, in the first quarter receded in the second quarter, with valuations in some sectors falling by up to 90% as public markets fell-in line with the "correction" on NASDAQ. Since then, mainly spearheaded by renewed interest in the technology, media and telecoms sectors, quoted markets have recovered somewhat.

Despite the turbulent public markets and reduced opportunities for private equity managers to realise investments via IPOs, funds advised by Schroder Ventures have realised a number of holdings in companies via IPO, for example, AU System (partial), Ferretti (partial) and CHL (partial).

EUROPE

Largely driven by the convergence of the markets and the effect of the euro, Continental Europe continues to be an attractive opportunity for private equity investment. Approximately euro24.5 billion was raised in 1999 for private equity investment, an increase of 25% year on year and a 220% increase since 1996. The year 2000 is set to be another record breaking year for private equity fund raising, with around euro21 billion being raised in the first six months of 2000.

Whilst representing almost 50% of funds raised for private equity in Europe, commitments to buy-out funds decreased marginally in 1999 to euro11.8 billion (1998: euro12 billion). Commitments to venture capital funds tripled to euro8.4 billion, mainly driven by the rapid pace of technological change. Of the funds raised for venture capital, euro3.4 billion was earmarked for investment for expansion/development capital, an increase of 100% and euro5.1 billion was earmarked for high technology investment, three times the amount raised in 1998.

                        Expected Allocation of Funds Raised -
                                   Europe 1999


                                                             %
                  High Tech Early Stage                   19.9
                  Non High Tech Early Stage                1.9
                  High Tech Expansion/Development         13.2
                  Non High Tech Expansion/Development     12.5
                  Buy out                                 46.6
                  Non Available                            5.8
Source: EVCA

The strong trend apparent in 1999 of smaller/medium sized UK companies looking to move from public listing to private ownership looks set to continue as more mature companies in "undervalued" sectors struggle for a share of voice and a share of funding. In 1999, there were approximately 50 public to private deals and this year more than ten have been completed in the UK, with others on the way. This trend is filtering into the European marketplace and funds advised by Schroder Ventures have announced three public to private transactions in the first half of 2000, AMS (Austria), Kiekert (Germany) and Hogg Robinson (UK).

As the need to create value increases in order to support successful bids at auction, another emerging trend is joint deals with corporate buyers are becoming more commonplace. Funds advised by Schroder Ventures have already announced one such deal, the agreed purchase of the VEBA Electronics Group with a consortium that included Arrow Electronics, Inc. and Avnet, Inc.
On the exit side, despite uncertainty in public markets, disposals during the year have been strong, across all sectors.

View from Schroder Ventures continued

NORTH AMERICA

After a record $95 billion was raised in 1999 for private equity in the US, commitments to US private equity funds have continued their rapid pace in the first half of 2000 with nearly $70 billion being committed to 174 funds. These commitments have easily exceeded the amounts raised in the first half of 1998 and 1999, and puts 2000 on course for a seventh year of record-breaking fund raising activity.

                               Commitments to Funds ($US billions)

                                First half 2000    First half 1999
             All Funds                     69.7               28.5
             Venture Funds                 25.2                9.3
             Buy-Out Funds                 34.8               16.2

Despite the large amounts of capital being committed to private equity funds, investors are being selective. First-time funds and new management teams have found it difficult to raise equity, while existing funds and existing management teams with strong track records have had greater success.

Like Europe, the profile of US funds raised in 1999 changed with commitments to buy-out funds decreasing by 36% to $39 billion, the first decline since 1991, and commitments to venture capital funds jumping 87% to $36 billion. Fundraising in 2000 is on track to follow the same trend and whilst buy-out funds look set to continue to dominate the US private equity market, commitments to venture capital funds in the first half of 2000 have exceeded the total amount raised for venture capital in 1999.

The interest in taking public companies private is gathering pace in the US also, with almost $10.2 billion committed this year to privatise a number of public companies. This compares to $5 billion for the same period last year and approximately $3 billion for the whole of 1998.

The public markets have recovered from their sharp April declines. Both the Dow Jones Industrial Average and NASDAQ are at, or near, where they were at the beginning of the year, although NASDAQ is still down from its record high set earlier this year. Moreover, companies with large cash requirements continue to remain depressed as private equity managers focus on paths to profitability.

The IPO market has improved slightly, but remains selective in the new issues being offered, while the high yield market remains closed to most issuers. These factors have contributed to a significant increase in deal flow as companies in need of financing seek alternative sources.

ASIA PACIFIC

The private equity industry in Asia has received considerable interest during 2000. Many new funds have been established, often by new management groups. Public perceptions of the role of private equity in the region as a whole have been raised by the establishment of some particularly high profile direct investment pools, several of which are listed Hong Kong entities.

There is increased focus on technology investment, with several large technology focused funds established in 2000. This focus mirrors themes that have been seen in other developed private equity markets and is mainly a response to the increased international attention focused on high technology resources in Asia and in particular in India, where many new businesses have grown up in the software industry.

Even with the increase in funds raised targeting investment opportunities in Asia, the markets are still relatively under-served by private equity capital and scope for attractive pricing of investments remains.

JAPAN

As economic conditions and government deregulation continue to improve, many private equity managers are looking to Japan as the potential new growth market. In anticipation of this, there have been a number of new entrants in the Japanese buy-out market.

With the restructuring of corporate Japan and corporations focusing on their core businesses, M&A transactions have almost tripled since 1995. This has been a major catalyst for increasing buy-out activity in Japan - of the eight Management Buy-Outs to be completed since 1995, five of these have occurred within the last year. Three of them were led by Schroder Ventures.

On the exit side, new public markets, such as "Mothers" (Market for High Growth and Emerging Stocks) and NASDAQ Japan will provide additional exit opportunities for private equity firms. Of the 200-250 companies expected to go public in 2000, 50-100 are expected to list either on NASDAQ Japan or Mothers.

Twenty Largest Underlying Companies


1.     AMS                          AMS Picture
       (AUSTRIA)
Company (GBP000's)
Cost                       33,238
Value                      34,427
Date of Acquisition     June 2000

AMS designs, manufactures and sells semiconductor speciality products, focussing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end customer markets. The valuation basis is cost in fund currency; the holding represents 7.47% of SVIIT's net assets.

2.     HOGG ROBINSON                 Hogg Robinson
       (UK)                               Picture
Company (GBP000's)
Cost                        29,253
Value                       29,905
Date of Acquisition      June 2000

Hogg Robinson is a "business to business" services company comprising two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The valuation basis is cost in fund currency; the holding represents 6.49% of SVIIT's net assets.

3.     AU SYSTEM GROUP                AU System Group
       (Sweden)                             Picture
Company (GBP000's)
Cost                          6,838
Value                        21,014
Date of Acquisition        May 1999

AU System is a consultancy and software development business focussed on value added solutions. The business has expertise in advanced wireless technologies. On 21 June 2000 the company was listed on the OM Stockholm Exchange and approximately one third of the investment was sold, the remainder being subject to a lock-in period of six months. The valuation basis is quoted; the holding represents 4.56% of SVIIT's net assets.

4.     LEICA MICROSYSTEMS                   Leica Microsystems
       (GERMANY)                                   Picture
Company (GBP000's)
Cost                               11,611
Value                              18,544
Date of Acquisition            March 1998

Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semi conductor industries. The company has leading positions in most of its markets and a strong track record in product innovation. The valuation basis is PE; the holding represents 4.02% of SVIIT's net assets.

Twenty Largest Underlying Companies continued

5.     TAKKO                         TAKKO Picture
       (GERMANY)
Company (GBP000's)
Cost                        17,846
Value                       18,014
Date of Acquisition     March 2000


Takko is a retailer of fashionable "value for money" clothing targeting the young family and women aged between 25 and 40. It runs over 520 stores in Germany and Austria. The valuation basis is cost in fund currency; the holding represents 3.91% of SVIIT's net assets.

6.     ID2 TECHNOLOGIES                 ID2 TECHNOLOGIES Picture
       (SWEDEN)
Company (GBP000's)
Cost                              749
Value                          12,393
Date of Acquisition         Sept 1998

iD2 develops and sells software for data protection over the internet. The key applications are in payment transactions (e.g. internet banking) and e-commerce. iD2's products allow network users to be identified and authenticated. The investment was fully realised in early July 2000 and the valuation is based on these proceeds; the holding represents 2.69% of SVIIT's net assets.

7.     EEMS                        EEMS Picture
       (ITALY)
Company (GBP000's)
Cost                       1,750
Value                     11,121
Date of Acquisition     May 1999

EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules which are used in PCs, telecoms and the automotive industry. The valuation basis is PE; the holding represents 2.41% of SVIIT's net assets.

8.     SIRONA DENTAL SYSTEMS GROUP                  SIRONA DENTAL SYSTEMS
       (GERMANY)                                         GROUP Picture
Company (GBP000's)
Cost                                    14,262
Value                                   10,678
Date of Acquisition                   Nov 1997

Sirona is a manufacturer of professional dental equipment and the only major dental manufacturer with its own distribution network. The company is a total system provider of dental equipment and is recognised globally for providing high quality, technologically superior products covering nearly the entire product range for the dental practice. The company continues to restructure. The valuation basis is write down; the holding represents 2.32% of SVIIT's net assets.

Twenty Largest Underlying Companies continued


9.     PARKWAY HOLDINGS                PARKWAY HOLDINGS Picture
       (SINGAPORE)
Company (GBP000's)
Cost                           9,622
Value                         10,176
Date of Acquisition         Dec 1999

Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted; the holding represents 2.21% of SVIIT's net assets.

10.     MESA COMMUNICATIONS                  MESA COMMUNICATIONS Picture
        (USA)
Company (GBP000's)
Cost                                 9,282
Value                                9,696
Date of Acquisition             March 2000

Mesa is an independent owner and manager of wireless communication towers, growing aggressively through acquisition and development in the US. The valuation basis is cost in fund currency; the holding represents 2.10% of SVIIT's net assets.

11.     BETTS GROUP HOLDINGS                BETTS GROUP HOLDINGS
        (UK)                                         Picture
Company (GBP000's)
Cost                                6,323
Value                               8,119
Date of Acquisition              Nov 1998

Betts is a specialist packaging and injection-moulding business focused on the pharmaceutical and oral care markets. Betts makes toothpaste and pharmaceutical tubes, asthma inhalers and other specialised packaging in plants located in the UK, US, Poland and Asia. The valuation basis is PE; the holding represents 1.76% of SVIIT's net assets.

12.     WASHTEC                       WASHTEC
        (GERMANY)                     Picture
Company (GBP000's)
Cost                       5,939
Value                      7,912
Date of Acquisition     Feb 1998

Washtec was formed from the merger of California Kleindienst and Wesumat, and is the global leader in the manufacture of car wash equipment. Schroder Ventures' funds had previously invested in California Kleindienst. The valuation basis is quoted; the holding represents 1.72% of SVIIT's net assets.

Twenty Largest Underlying Companies continued


13.     FERRETTI                     FERRETTI
        (ITALY)                       Picture
Company (GBP000's)
Cost                         206
Value                      7,124
Date of Acquisition     Feb 1998


Ferretti is a producer of luxury motor yachts. The company's current position is built on a series of acquisitions, mainly in Italy. A strong sales order book has ensured growth, with sales mainly within Europe (70%) and the US (25%). The company floated on the Milan Stock Exchange on 23 June 2000 and approximately two thirds of SVIIT's investment was realised. The valuation basis is quoted; the holding represents 1.54% of SVIIT's net assets.

14.     COMACT                                       COMACT
        (FORMERLY GBA INDUSTRIAL EQUIPMENT)          Picture
        (CANADA)
Company (GBP000's)
Cost                                        2,725
Value                                       6,282
Date of Acquisition                     June 1997

Comact is a leading Canadian manufacturer of industrial equipment for the sawmill, paper, hydroelectric and aluminium industries, with 75% of consolidated revenues arising from sales of sawmill equipment. The valuation basis is PE; the holding represents 1.36% of SVIIT's net assets.

15.     THOUGHTWORKS                      THOUGHTWORKS
        (USA)                               Picture
Company (GBP000's)
Cost                          4,980
Value                         5,251
Date of Acquisition      April 2000

ThoughtWorks is an internet professional services provider, specialising in the delivery of highly strategic, web-based systems development and systems integration solutions for Fortune 1000 companies. The company focuses on the "business to business" segment of the internet services industry. The valuation basis is cost in fund currency; the holding represents 1.14% of SVIIT's net assets.

16.     LAS INTERNATIONAL                   LAS INTERNATIONAL
        (JAPAN)                                  Picture
Company (GBP000's)
Cost                             2,789
Value                            3,982
Date of Acquisition           Dec 1993

LAS International has holdings in several companies, the most valuable by far being Sazaby, a Japanese retailer of consumer products and services. Sazaby was floated on the Japanese OTC market in September 1997. The valuation basis is quoted; the holding represents 0.86% of SVIIT's net assets.

Twenty Largest Underlying Companies continued


17.     FAVORITE RESTAURANTS                FAVORITE RESTAURANTS
        (ASIA)                                   Picture
Company (GBP000's)
Cost                                3,130
Value                               3,851
Date of Acquisition              Dec 1996

Favorite operates KFC and Pizza Hut franchises in South East Asia. The strategy is to grow each operation organically and to seek market development. The company continues to perform well. The valuation basis is PE; the holding represents 0.84% of SVIIT's net assets.

18.     ARMATURE                                     ARMATURE
        (UK)                                          Picture
Company (GBP000's)
Cost                       3,605
Value                      3,771
Date of Acquisition     Feb 2000

Armature develops and implements retail supply chain software for large food, drug and hardware retailers in the UK, Europe and North America. The valuation basis is cost in fund currency; the holding represents 0.82% of SVIIT's net assets.

19.     ORCHID CHEMICALS AND                       ORCHID CHEMICALS AND
        PHARMACEUTICALS                            PHARMACEUTICALS Picture
        (INDIA)
Company (GBP000's)
Cost                                  4,492
Value                                 3,684
Date of Acquisition                Nov 1999

Orchid is the fastest-growing pharmaceutical company in India. The company is one of the world's largest producers of cephalosporins, one of the most important classes of antibiotics. The valuation basis is quoted; the holding represents 0.80% of SVIIT's net assets.

20.     INDIAN HOSPITALS CORPORATION           INDIAN HOSPITALS CORPORATION
        (INDIA)                                             Picture
Company (GBP000's)
Cost                                     576
Value                                  3,459
Date of Acquisition                 Oct 1995

Indian Hospitals Corporation owns a chain of pharmacies and carries out project management and consultancy work to set up private hospitals in the Indian sub-continent and Middle and Far East. The valuation basis is quoted; the holding represents 0.75% of SVIIT's net assets.

List of Investments at 30 June 2000


                                Year Formed           Original Life   SVIIT's Holding in     Value of SVIIT's   SVIIT's Net Assets
                                                           (years)            the Fund %      Holding GBP'000                    %

  ASIA

  Asia Pacific Trust
  Formed to invest in equity
  and near-equity
  investments in the high
  growth economies of the
  Asia Pacific region. This
  trust has been in
  liquidation since 1998.              1990                     8*                  6.4                1,155                  0.2

  Asia Pacific Fund II
  Established to make equity
  and near-equity
  investments in buy-outs,
  buy-ins, development
  capital businesses and
  turnarounds, principally
  in the Asia Pacific region
  with an emphasis on
  Australia, China, Hong
  Kong, India, Indonesia,
  Malaysia, Singapore and
  Thailand.                            1994                     10                 14.0               20,149                  4.4

  Schroder Ventures Asia Pacific Fund
  Established to make equity
  or near equity investments
  in companies that have
  significant exposure to
  the Asia Pacific region.
  The fund will focus
  principally on management
  buy-outs and buy-ins,
  financial acquisitions and
  larger development capital
  opportunities. The
  principal geographical
  focus of the fund will be
  in Australia, New Zealand,
  India, Hong Kong,
  Singapore and Thailand.             1999                     10                 28.3               15,989                  3.5

  Co-investments with Asia
  Pacific Fund ll and
  Schroder Ventures Asia
  Pacific Fund:

  Cobalt (Parkway)                                                                                    2,179                  0.5

  The Japan Venture Fund II
  Formed as a successor to
  The Japan Venture Fund to
  invest in Japanese
  businesses with potential
  for capital growth.                 1990                     10                  13.7                4,762                  1.0

  The Japan Venture Fund III
  Established to invest
  directly or indirectly in
  equity and near equity
  investments in a
  diversified portfolio of
  early stage, or
  development capital
  investments and leveraged
  and management buy-outs
  and buy-ins principally in
  Japan.                              1997                     10                  17.7                9,464                  2.0

  TOTAL ASIA                                                                                          53,698                 11.6


List of Investments continued



                                                                    Original    SVIIT's Holding           Value of    SVIIT's Net
                                                        Year    Life (years)       in the Fund     SVIIT's Holding         Assets
                                                      Formed                                 %             GBP'000              %

  CONTINENTAL EUROPE

  Schroder Ventures European Fund
  The first $1 billion fund raised for equity
  investment in Europe focusing on large and
  medium-sized leveraged buy-out opportunities.         1997              10               22.0             96,752           21.0

  Schroder Ventures European Fund II
  Formed as the successor to Schroder Ventures
  European Fund, the fund will focus on European
  Buy-Outs and Buy-Ins, in addition to growth
  capital investments (typically within the
  technology and life sciences industries). The
  main sector focus of the fund will be
  technology, healthcare, engineering and consumer
  products and services.                                2000              10               26.8             54,335           11.8

  Schroder French Buy-Out Fund
  The fund's policy was to invest in leveraged
  buy-outs and development capital businesses
  primarily in France. The fund was put into
  liquidation in December 1999.                         1989              10               39.8                441            0.1

  Schroder Ventures French Enterprise Fund
  Formed with a policy of investing in development
  capital opportunities, principally in France.         1992              10               19.0              4,693            1.0

  Schroder Ventures French Buy-Out Club 1995
  The main focus is on buy-outs of private
  companies and consideration is also given to
  investment in turnarounds and special
  situations.                                           1995             n/a               27.9                691            0.1

  Schroder German Buy-Outs
  Established to invest in buy-outs of companies
  in Germany and some of its neighbouring
  countries.                                            1986             10*               29.7              8,673            1.9

  Schroder German Buy-Outs 1992
  Established to invest in a diverse portfolio of
  buy-outs, buy-ins, development capital
  businesses and turnarounds, principally in
  Germany, Austria and Switzerland.                     1991              10               19.4              6,358            1.4

  The Italian Venture Fund
  Established to invest in buy-outs and
  development capital businesses, principally in
  Italy.                                                1988             10*               33.2                256            0.1

  Schroder Ventures Italian Fund II
  Established as a successor to The Italian
  Venture Fund to make equity and near-equity
  investments in buy-outs and buy-ins, including
  development capital businesses, principally in
  Italy.                                                1993              10               21.0             24,816            5.4

  The Spanish Venture Fund
  Established with a policy of investing in
  leveraged buy-outs and development capital
  businesses in Spain.                                  1990              10               23.2              2,083            0.5

  TOTAL CONTINENTAL EUROPE                                                                                 199,098           43.3



List of Investments continued



                                                                    Original    SVIIT's Holding           Value of    SVIIT's Net
                                                        Year    Life (years)        in the Fund    SVIIT's Holding         Assets
                                                      Formed                                 %             GBP'000              %

  UNITED KINGDOM

  Schroder UK Buy-Out Fund II
  Established to invest in larger leveraged
  buy-outs principally in the United Kingdom.           1988             10*               23.2              1,078            0.2

  Schroder UK Buy-Out Fund III
  Established as Schroder Ventures' third buy-out
  fund in the United Kingdom to invest in equity
  and near-equity investments in buy-outs,
  buy-ins, development capital businesses and
  turnarounds.                                          1993              10               18.8             15,529            3.4

  Schroder UK Venture Fund
  Established as Schroder Ventures' first fund in
  the United Kingdom with a view to investing in
  buy-out and development capital businesses in
  the United Kingdom.                                   1985             10*               49.0                314            0.1

  Schroder UK Venture I Extension Fund
  Established to be the recipient of the
  distributions from certain unitholders in
  Schroder UK Venture Fund.                             1991              9                17.5                 82            0.0

  Schroder UK Venture Fund III
  Established to invest in a diversified portfolio
  of venture or development capital businesses and
  buy-outs principally in the United Kingdom.           1990              10                8.7              1,453            0.3

  Schroder UK Venture Fund IV
  Established to follow the policies of the fully
  invested third UK venture fund.                       1995              10                4.2              3,884            0.8

  TOTAL UNITED KINGDOM                                                                                      22,340            4.8



List of Investments continued


                                                                    Original    SVIIT's Holding           Value of    SVIIT's Net
                                                        Year    Life (years)        in the Fund    SVIIT's Holding         Assets
                                                      Formed                                 %             GBP'000              %

  NORTH AMERICA

  Schroder Canadian Buy-Out Fund II
  Established to invest in buy-outs and
  development capital opportunities, principally
  in Canada.                                            1994              10               22.6              8,635            1.9

  Co-investments with Schroder Canadian Buy-Out
  Fund II:
  Comact                                                                                                     2,720            0.6
  Fib-Pak                                                                                                      355            0.1
  Flexia                                                                                                     1,734            0.4
  Huntingdon Mills                                                                                           2,055            0.4
  Med-Eng                                                                                                      325            0.1
  Nova Pb                                                                                                      178            0.0

  Schroder Ventures International Life Sciences Fund
  Established to invest in life sciences companies
  principally in the United States, the United
  Kingdom and Continental Europe.                       1993              10                6.8              2,824            0.6

  Schroder Ventures International Life Sciences Fund II
  Established as a successor to Schroder Ventures
  International Life Sciences Fund, to invest in a
  diversified portfolio of life sciences companies
  principally in the United States and Europe. The
  majority of these investments will be in early
  stage opportunities.                                  1999              10               29.1             15,611            3.4

  Schroder US Venture Fund
  Established to invest in a portfolio of buy-out
  and development capital businesses, principally
  located in the United States. The fund was put
  into liquidation in 1999.                             1988             10*               14.6                  -              -

  Schroder Ventures US Fund
  Established to invest in larger development
  capital andmid-size buy-outs in the US, with a
  particular focus on media, telecommunications
  and technology sectors.                               1999              10               30.0             17,637            3.8

  TOTAL NORTH AMERICA                                                                                       52,074           11.3

  Total fund portfolio                                                                                     327,210           71.0
  Fixed interest investments                                                                               126,309           27.4

  Total investment portfolio                                                                               453,519           98.4
  Current assets less total liabilities                                                                      7,606            1.6

  Total net assets                                                                                         461,125          100.0

*     The lives of these funds have been extended.


Notes
1. Schroder UK Venture Fund II and Schroder Canadian Buy-Out Fund terminated during the year and are therefore excluded from the list of investments.

Report of the Directors for the year ended 30 June 2000

The Directors submit their report and the audited accounts of the Company for the year ended 30 June 2000.

COMPANY'S BUSINESS

The Company carries on business as an investment trust. In order to obtain exemption from capital gains tax the Company has conducted itself with a view to being an approved investment trust for the purposes of Section 842 of the United Kingdom Income and Corporation Taxes Act 1988 (as amended). The last accounting period for which the Company has been treated as approved by the Inland Revenue as meeting the qualifying criteria for investment trust status is the year ended 30 June 1999 and the Company has subsequently conducted its affairs so as to enable it to continue to qualify for such approval. However, under Corporate Tax Self Assessment, which applies to accounting periods ending after 30 June 1999, the Inland Revenue will no longer be obliged to give written confirmation that approval has been granted. The Company is not a close company for taxation purposes.

A review of the Company's business and its likely future development is given in the Chairman's Statement on page 4 and the Portfolio Review on page 6.

REVENUE AND EARNINGS

The net return for the year after expenses, interest, taxation and minority interests was GBP4,729,000 (1999: GBP2,344,000), equivalent to a return per ordinary share of 4.68p (1999: 2.35p).

DIVIDEND

The Company is prohibited by its Articles of Association from distributing as dividends any capital surpluses which arise from the realisation of investments. Accordingly, any dividends paid by the Company will be funded out of its revenue account.

The Company's investment objective is one of capital growth and it is anticipated that returns for shareholders will derive primarily from capital. However, the Directors recommend the payment of a final dividend of 3.80 pence per share (1999: 1.50 pence) in order to meet the requirements to ensure that the Company continues to qualify as an investment trust. This distribution leaves a balance of GBP843,000 to be transferred to the consolidated revenue reserve.

POLICY FOR PAYMENT OF CREDITORS

It is the policy of the Company to settle all investment transactions in accordance with the terms and conditions of the relevant markets in which it operates. All other expenses are paid on a timely basis in the ordinary course of business. The Company had no trade creditors at 30 June 2000.

NEW ARTICLES OF ASSOCIATION

As referred to in the Chairman's Statement, the Company is proposing to adopt new Articles of Association which will permit the trading of shares through CREST. Several other changes are also proposed which reflect minor amendments to the Listing Rules of the UK Listing Authority.

DIRECTORS' REMUNERATION

An ordinary resolution is proposed pursuant to Article 1(F) of the Articles of Association to increase the maximum aggregate remuneration payable to directors to GBP200,000.

PURCHASE OF SHARES FOR CANCELLATION

During the year ended 30 June 2000 the Directors did not use the authority given to them to purchase ordinary shares for cancellation.

The total number of shares in issue on 31 August 2000 was 102,265,699 shares. The Directors wish to renew the authority to purchase shares for cancellation. A resolution authorising the Directors to purchase up to 14.99% of the share capital in issue on 31 August 2000 will be proposed at the forthcoming Annual General Meeting for which notice is given on page 53.

This authority will lapse at the conclusion of the Company's Annual General Meeting in 2001, unless renewed earlier.

During the year, restrictions in place when the Company sought approval to the implementation of a share buy-back scheme, which required the Company to relinquish investment company status, have now been lifted. The effect of this on the Company is that it has reapplied to become an investment company.

ISSUES OF NEW SHARES

At the Annual General Meeting of the Company in December 1999 the Directors were also given the power to allot new ordinary shares for cash. The Directors wish to renew the power to allot new ordinary shares for cash at the forthcoming Annual General Meeting.

If ordinary shares are to be allotted for cash, Section 89(1) of the Companies Act 1985 requires such new shares to be offered first to existing holders of ordinary shares. This entitlement is known as a "pre-emption right". In certain circumstances it is beneficial for the Directors to allot shares for cash otherwise than pro rata to existing shareholders and the Companies Act 1985 provides for shareholders to give such power to the Directors by waiving their pre-emption rights.

Therefore, Resolutions 8 and 9, will be proposed at the Annual General Meeting, the combined effect of which, if passed, will give the Directors power to allot ordinary shares for cash on a non pre-emptive basis up to a maximum aggregate nominal amount of GBP5,113,284 (equivalent to 5,113,284 ordinary shares of GBP1 and 5 per cent. of the Company's existing issued ordinary share capital at 31 August 2000), as if Section 89 (1) of the Companies Act 1985 did not apply.

Report of the Directors continued

This authority will lapse at the conclusion of the Company's Annual General Meeting in 2001, unless renewed earlier.

The Directors intend to use this authority to issue new shares to investors whenever they believe it is advantageous both to those investors and to the Company's existing shareholders to do so. The authority will not be used in circumstances where the interests of existing shareholders are diluted and shares will only be issued at a price which exceeds the net asset value attributable to the shares at the time of issue.

DIRECTORS

The Directors of the Company and their beneficial and family interests in the Company's share capital during the year to 30 June 2000 are given below:


                           Ordinary Shares
                   of GBP1.00 each     At 1 July
                        At 30 June          1999
                              2000
Beneficial
J J McLachlan               14,372        12,854
N E H Ferguson             175,000       175,000
C J Govett                  67,500        67,500
A J Habgood                 25,000        25,000
E W Koning                     Nil           Nil
I P Sedgwick                17,500         7,500
J Strangfeld                   Nil           Nil
Non Beneficial
C J Govett                  20,000        20,000

There had been no change in the above holdings up until 31 August 2000. In accordance with the Company's Articles of Association, Mr Govett, Mr Habgood and Mr Koning will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

None of the Directors has a contract of service with the Company. Mr Ferguson and members of his family have an interest in the Carried Interest in respect of certain Schroder Ventures' funds. Mr Sedgwick is Chairman of Schroders plc, whose subsidiaries include Schroder Investment Management Limited which receives fees from the Company in accordance with the terms of a secretarial agreement, and Schroder Investment Management (UK) Limited which receives fees for the provision of cash management services. Full details of fees paid to both companies can be found in Note 26 on page 44. No other Director has any material interest in any other contract which is significant to the Company's business.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

During the year the Company had maintained cover for its Directors and officers, under a Directors' and officers' liability insurance policy as permitted by Section 310 of the Companies Act 1985 (as amended).

SUBSTANTIAL SHARE INTERESTS

At 31 August 2000 the Company had been notified of the following interests in excess of 3 per cent. of the issued capital.
Report of the Directors continued


                                                       Shares
                                                Number of     Percentage
                                          ordinary shares       of class
Schroders plc and its subsidiaries:
- non beneficial, managed for clients          15,636,218          15.29
- beneficial                                   13,113,449          12.82
The Prudential Insurance Company
of America                                     13,196,711          12.90
Aegon Aandelenfonds NV                         12,780,309          12.50
British Aerospace Pension Fund                  5,100,000           4.99
BBC Pension Trust Limited                       4,127,712           4.04

AUDITORS

Ernst & Young have expressed their willingness to remain in office and resolutions to re-appoint them and to authorise the Directors to fix their remuneration will be proposed at the Annual General Meeting.

Registered Office                               Registered Number: 3066856
31 Gresham Street                                         5 September 2000
London
EC2V 7QA

By order of the Board
Schroder Investment Management Limited
Secretary

Statement of Directors' Responsibilities

The Directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the return for the year, and are in accordance with applicable laws and regulations.

The Directors are satisfied that the Group has adequate resources to continue in business and accordingly that the accounts should be drawn up on a going concern basis. Further, appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used in the preparation of these accounts and applicable accounting standards have been followed. These policies and standards, for which the Directors accept responsibility, have been discussed with the Auditors.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud, error, other irregularities and non-compliance with laws and regulations.

The Directors confirm that they have complied with these responsibilities.

Corporate Governance

The Company is committed to high standards of corporate governance. The Board has put in place a framework for corporate governance which it believes is appropriate for an investment trust company and which enables the Company to comply with the Principles of Good Governance and Code of Best Practice ("the Combined Code") prepared by the Committee on Corporate Governance, published in June 1998.

APPLICATION OF CODE PRINCIPLES

THE BOARD

The Board currently consists of seven non-executive directors, the majority of whom are independent of Schroder Ventures and of the Company Secretary. (see page 2).

The Board normally meets four times a year. Matters specifically reserved for decision by the full Board have been defined and a procedure adopted for directors, in the furtherance of their duties, to take independent professional advice if deemed necessary at the expense of the Company. The directors have access to the advice and services of the Corporate Company Secretary through its appointed representative who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

When a director is appointed he or she receives an induction which is provided by the Company Secretary and other parties where appropriate. An induction pack is given to each new director and relevant training is provided. Directors are provided, on a regular basis, with key information on the Company's policies, regulatory requirements and internal financial controls. Changes affecting directors' responsibilities are advised to the Board as they arise. The Board receives and considers reports regularly from the investment manager and ad hoc reports and information are supplied to the Board as required. In addition, directors attend ad hoc seminars covering the latest developments across the investment trust industry.

The Board has contractually delegated to Schroder Investment Management (UK) Limited, the management of the Company's cash balances and the day to day accounting and company secretarial requirements to Schroder Investment Management Limited. Each of these contracts was entered into after full and proper consideration by the Board of the quality and cost of services offered including the financial control systems in operation in so far as they relate to the affairs of the Company, and each are monitored on an annual basis by the Management Engagement Committee.

The Board has established a Nomination Committee as a result of the recommendations of the Combined Code, to make recommendations on the appointment of new directors. A formal procedure for the appointment of new directors is contained in the terms of reference of the Committee. The Committee meets as necessary to make recommendations to the Board on the filling of Board vacancies. The Committee consists of all the directors of the Company. In making its recommendations, the Committee is required to ensure that the composition of the Board is appropriately balanced in expertise and ability.

In accordance with the Association of Investment Trust Companies ("AITC") recommendation, a Management Engagement Committee with defined terms of reference and duties, was established in 1998, which consists of all the independent non-executive directors, to review and discuss the terms of the Secretarial Agreement with Schroder Investment Management Limited and the Cash Management Agreement with Schroder Investment Management (UK) Limited.

The Investment Committee, which consists of a majority of independent directors, is responsible, together with the Board, for the day-to-day management of the Company's investment portfolio. In particular, the Committee is responsible for reviewing investment proposals for the Company, for giving investment recommendations to the Board and for implementing the Board's decision as regards any investment.

There is also an Audit Committee consisting of all the independent non-executive directors with defined terms of reference and duties. The function of the Audit Committee is to ensure that the Company maintains the highest standards of integrity, financial reporting and internal control. It also meets with representatives of Schroder Ventures and the Company Secretary and receives reports on the quality and effectiveness of the accounting records and management information maintained on behalf of the Company.

Corporate Governance continued

All non-executive directors are appointed for an initial term covering the period from the date of their appointment until the first Annual General meeting thereafter, at which they are required to stand for re-election, in accordance with the existing Articles of Association. Thereafter Directors retire by rotation at least every three years.

DIRECTORS' REMUNERATION

Under the London Stock Exchange's Listing Rule 21.20(i), where an investment trust company has no executive directors the Code principles relating to directors' remuneration do not apply. The Chairman receives a fee of GBP25,000 per annum, and the other members of the Board each receive GBP10,000 per annum.

RELATIONS WITH SHAREHOLDERS

The Board, together with Schroder Ventures, has an annual programme of meetings with institutional shareholders. The Board believes that the Annual General Meeting provides an effective forum for private investors to communicate with the Board, and encourages participation. All directors are expected to attend the Annual General Meeting and the Investment Manager makes a presentation. There is an opportunity for individual shareholders to question the Chairman of the Board and the Chairman of the Audit and Management Engagement Committees at the Annual General Meeting. The Company announced the level of votes cast by proxy on resolutions proposed at last year's Annual General Meeting, and intends to announce the votes cast by proxy in a similar manner at future General Meetings.

The Board believes that the Company's policy of reporting to shareholders as soon as possible after the Company's year end and holding the earliest possible Annual General Meeting is valuable. The Notice of Meeting on page 53 sets out the business of the meeting.

EXERCISE OF VOTING POWERS

The Company has approved a corporate governance voting policy in respect of its investments which, in summary, is based on the governance recommendations of the Code of Best Practices from Cadbury and Greenbury with the intention of voting in accordance with best practice whilst maintaining a primary focus on financial returns.

ACCOUNTABILITY AND AUDIT

The directors' statement of responsibilities in respect of the financial statements is on page 25 and a statement of going concern is set out below.

The report of the auditors can be found on page 29.

The Board has previously reported on internal financial controls in line with the issued guidelines. New guidelines were issued in late September 1999 for the review of internal controls ("the Turnbull guidance"). As permitted by the London Stock Exchange, the Company has adopted the transitional approach for reporting on the internal controls aspects of the Combined Code.

The Board has undertaken a full review of all the aspects covered by the Turnbull guidance and believes that there is a robust and dynamic framework substantially in place to meet the requirements of the Code. The Board is currently finalising all measures necessary to implement the Turnbull guidance in full. It is the Board's intention to be compliant with the Code in December 2000.

For the financial year under review, The London Stock Exchange has permitted the directors to report on internal financial control in accordance with the existing guidance for directors on internal control and financial reporting which was issued in December 1994.

The directors are responsible for the internal financial control systems of the Company and for reviewing their effectiveness. These aim to ensure the maintenance of proper accounting records, the reliability of the financial information upon which business decisions are made and which is used for publication and that the assets of the Company are safeguarded. The financial controls operated by the Board include the authorisation of the investment strategy and regular reviews of the financial results and investment performance. As stated above, the Board has contractually delegated to external agencies the services the Company requires.

Corporate Governance continued

These systems of internal financial control are designed to provide reasonable, but not absolute, assurance against material misstatement or loss. By the procedures set out above the directors have kept under review the effectiveness of the internal financial controls throughout the year.

STATEMENT OF GOING CONCERN

The directors are of the opinion that, at the time of approving the financial statements, the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.
Corporate Governance continued

STATEMENT OF COMPLIANCE

The Board considers that it has complied with the provisions contained within
Section 1 of the Combined Code (as annexed to the Listing Rules) throughout the accounting period under review except as follows:

The Board considers the Chairman to be the main point of contact to whom concerns from whatever source or of whatever nature may be conveyed. In the event that a shareholder does not wish to raise a concern with him, the Board is of the view that such a shareholder should be free to contact any of its other non-executive members and it has decided that it is not appropriate to nominate a single senior independent member. In this respect, the Company has not complied with part of provision A.2.1 of the Code.

Although the Combined Code requires the Company to report on internal controls, the Company has continued to report only on internal financial controls as permitted by the London Stock Exchange.

Report of the Auditors
To the Members of Schroder Ventures International Investment Trust plc

We have audited the accounts on pages 30 to 46 which have been prepared under historical cost convention (as modified by the revaluation of certain fixed assets) and the accounting policies set out on page 33 to 35.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors are responsible for preparing the annual report. As described on page 25, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the corporate governance statement on pages 26 to 28 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of either the Company's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report, including the corporate governance statement, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2000 and the total return of the Company and Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young
Registered Auditor
London
5 September 2000

Consolidated Statement of Total Return
(INCORPORATING THE REVENUE ACCOUNT)

                                                           For the year ended                           For the year ended
                                                              30 June 2000                                 30 June 1999
                                                       Revenue    Capital      Total               Revenue     Capital      Total
                                   Notes               GBP'000    GBP'000    GBP'000               GBP'000     GBP'000    GBP'000


  Realised gains on investments        9                     -     86,485     86,485                     -      54,392     54,392
  Unrealised gains on
  investments                          9                     -     41,076     41,076                     -      52,445     52,445

  Gains on investments                                       -    127,561    127,561                     -     106,837    106,837

  Foreign exchange
  (losses)/gains on currency
  balances                            1f                     -      (415)      (415)                     -         167        167

  Income                               3                 6,123          -      6,123                 3,613           -      3,613

  Expenses                             4               (1,323)        (3)    (1,326)                 (878)           -      (878)

  Net return before finance
  costs and taxation                                     4,800    127,143    131,943                 2,735     107,004    109,739
  Interest payable                     5                 (251)          -      (251)                 (766)           -      (766)

  Net return on ordinary
  activities before taxation                             4,549    127,143    131,692                 1,969     107,004    108,973
  Tax on ordinary activities           6                   180          -        180                   380           -        380

  Return on ordinary activities
  after tax for the year                                 4,729    127,143    131,872                 2,349     107,004    109,353
  Minority interest - equity                                 -       (99)       (99)                   (5)        (48)       (53)

  Return on ordinary activities
  after tax and minority
  interest for the year
  attributable to equity
  shareholders                                           4,729    127,044    131,773                 2,344     106,956    109,300

  Dividends

  Final dividend of 3.80p
  (1999: 1.50p) per ordinary
  share payable 7 December 2000        7               (3,886)          -    (3,886)               (1,484)           -    (1,484)

  Surplus transferred to
  reserves                                                 843    127,044    127,887                   860     106,956    107,816

  Return per ordinary share            8                 4.68p    125.87p    130.55p                 2.35p     107.26p    109.61p



The notes on pages 33 to 46 form an integral part of these accounts.

The revenue column of this statement is the consolidated profit and loss account of the group. All revenue and capital items in the above statement derive from continuing operations. No operations were acquired or discontinued in the year.

Balance Sheets

                                                                                  At 30 June 2000               At 30 June 1999
                                                                                 Group    Company              Group     Company
                                                              Notes            GBP'000    GBP'000            GBP'000     GBP'000

  INVESTMENTS
  Venture funds                                                   9            327,210    290,805            226,368     196,978
  Fixed interest investments                                      9            126,309    126,309             84,067      84,067
  Investment in subsidiaries                                     11                  -     39,539                  -      29,778
                                                                               453,519    456,653            310,435     310,823
  CURRENT ASSETS
  Debtors                                                        12              2,903      1,144             16,866      16,863
  Cash at bank                                                                      48         44                 42          35
  Short-term deposits                                                           10,232      8,362             33,228      32,446
                                                                                13,183      9,550             50,136      49,344
  CURRENT LIABILITIES
  Creditors: amounts falling due within one year              13(a)              5,087      5,078             26,941      26,929

  NET CURRENT ASSETS                                                             8,096      4,472             23,195      22,415

  TOTAL ASSETS LESS CURRENT LIABILITIES                                        461,615    461,125            333,630     333,238
  Creditors: amounts falling due after more than one year
  (including convertible bonds)                               13(b)                  -          -           (10,753)    (10,753)
  Minority interest - non-equity                                                 (100)          -              (100)           -
  Minority interest - equity                                                     (390)          -              (292)           -

  NET ASSETS                                                                   461,125    461,125            322,485     322,485

  CAPITAL AND RESERVES
  Called up share capital                                        16            102,266    102,266             98,966      98,966
  Share premium account                                          17              7,453      7,453                  -           -
  Capital redemption reserve                                     18              3,204      3,204              3,204       3,204
  Share purchase reserve                                         19             92,054     92,054             92,054      92,054
  Capital reserve                                                20            254,002    253,543            126,958     126,475
  Revenue reserve                                                21              2,146      2,605              1,303       1,786

  EQUITY SHAREHOLDERS' FUNDS                                     22            461,125    461,125            322,485     322,485

  Net asset value per ordinary share                             23             450.9p                        325.9p



The accounts were approved by the Board of Directors on 5 September 2000 and signed on behalf of the Board by:

John J. McLachlan
Nicholas E. H. Ferguson

Directors

The notes on pages 33 to 46 form an integral part of these accounts.


Consolidated Cash Flow Statement

                                                                                       For the year ended    For the year ended
                                                                                             30 June 2000          30 June 1999
                                                                              Notes               GBP'000               GBP'000

    OPERATING ACTIVITIES
    Income received from investments                                                                5,127                 3,122
    Bank interest received                                                                            364                   654
    Administrative expenses                                                                         (971)               (1,020)

    Net cash inflow from operating activities                                    24                 4,520                 2,756

    RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
    Interest paid                                                                                    (63)                  (13)
    Convertible bond interest paid                                                                  (376)                 (753)

    Net cash outflow from returns on investments and servicing of finance                           (439)                 (766)

    TAXATION
    UK tax recovered/(paid)                                                                           521                 (322)

    Total tax recovered/(paid)                                                                        521                 (322)

    FINANCIAL INVESTMENT
    Purchase of fixed interest securities                                                       (756,631)             (493,844)
    Sale of fixed interest securities                                                             706,525               485,857
    Calls paid                                                                                  (161,666)              (49,721)
    Capital distributions received                                                                186,082                80,930

    Net cash (outflow)/inflow from financial investment                                          (25,690)                23,222

    EQUITY DIVIDENDS PAID
    Dividends                                                                                     (1,484)               (1,287)

    Total dividends paid                                                                          (1,484)               (1,287)

    FINANCING
    Realised exchange (losses)/gains on currency balances                                           (415)                   167
    Shares purchased for cancellation                                                                   -               (4,983)
    Capital expenses                                                                                  (3)                  (58)
    Stamp duty                                                                                          -                  (25)

    Net cash outflow from financing                                                                 (418)               (4,899)

    NET CASH (OUTFLOW)/INFLOW                                                                    (22,990)                18,704




RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

                                                                                       For the year ended    For the year ended
                                                                                             30 June 2000          30 June 1999
                                                                              Notes               GBP'000               GBP'000

   (Decrease)/increase in cash during the year                                                   (22,990)                18,704
   Debt converted into equity                                                                      10,753                     -

   Change in net funds                                                                           (12,237)                18,704
   Net funds at the beginning of the year                                                          22,517                 3,813

   Net funds at the end of the year                                              25                10,280                22,517



The notes on pages 33 to 46 form an integral part of these accounts.


                                        32
Notes to the Accounts


1.     ACCOUNTING POLICIES

          A summary of the more important accounting policies is set out below:

          a) These accounts have been prepared under the historical cost convention modified to include certain investments at valuation, and in accordance with accounting standards applicable in the United Kingdom and the Statement of Recommended Practice "Financial Statements of Investment Trust Companies". The accounting policies used to prepare the accounts have no material variations from generally accepted accounting principles in the United States and those required by SEC Regulation S-X.

          b)     Company revenue account
                 The Company will not present its own revenue account but, as permitted by section 230 of the Companies Act 1985, will disclose information supplementing the revenue account as specified in paragraphs 52 to 57 of Schedule 4 of the Companies Act 1985.

          c)     Fixed asset investments
                 Equity share investments, fixed income and loan investments, interests in partnerships and unit trusts, together with interests in any associated undertakings and the investments in the various Schroder Ventures' funds, will be regarded as financial fixed assets as they are held for long term investment purposes. The treatment of associated undertakings in the same way as other fixed asset investments is in accordance with Financial Reporting Standard 9.

          d)     Valuation of investments
                 The Company's investments in the various Schroder Ventures' funds are valued by the Directors at the balance sheet date by valuing the underlying investments comprising the portfolios of the Schroder Ventures' funds in accordance with the valuation policies set out below, as adjusted, where appropriate, for other assets and liabilities of the Schroder Ventures' funds. The valuation policies of the Company are consistent with the current guidelines issued by the British Venture Capital Association ("BVCA"). In accordance with these guidelines where, in an exceptional case, the strict application of the valuation policies set out below, would not, in the opinion of the Directors, result in a fair value being ascribed to an investment, the Directors may adopt an alternative valuation in accordance with the overriding BVCA principle that the value should be a fair one.

                 Quoted investments
                 All investments listed on recognised stock exchanges are valued at the quoted mid-market price at the balance sheet date. If an investment is subject to restrictions affecting its disposal, or if the holding is significant in relation to the issued share capital, a discount of generally between 0 per cent. and 50 per cent. to that price will be applied.

                 Unquoted equity investments
        (i) All Early Stage Equity investments are valued at cost unless one of the following applies:

                 (1) performance indicates that there has been a permanent and significant diminution in the valuation of the investment. If this is the case, provisions in incremental tranches of 25 per cent. of original cost will be made; or

                (2) a significant transaction involving an independent third party at arm's-length values the investment at a materially different value.

      (ii) All Development Stage Equity investments are valued at cost, or cost less a provision, for at least one year unless this basis of valuation is unsustainable.

     Thereafter, they will be valued as follows:

                (1) where available, either on the basis of a significant
                    transaction by an independent third party in the equity of the investee company or an independent third party valuation of the equity; or

                (2) where a significant portion of the assets are held in real property on the basis of discounted net asset values; or

                (3) where the investee company is performing significantly below expectations, at cost less provisions in incremental tranches of 25 per cent; or

                (4) where the company is profitable and performing
                    satisfactorily, on the basis of earnings (A) capitalised at an appropriate price-earnings multiple (B);

Notes to the Accounts continued

1.     ACCOUNTING POLICIES continued

              (A) the earnings of the investee company will be based on the latest audited accounts or management accounts where appropriate and

              (B) the price-earnings multiple:

               - will take into account the capital and debt structure of the investee company

               - will be based on either comparable company or industry sector multiples taken from the relevant stock exchange

               - will be subject to a minimum discount of 25 per cent. to reflect risk, the illiquidity of the investment and the approximate nature of a valuation based on earnings unless early realisation is expected in which case a smaller discount will be applied.

                 Unquoted loan stock and preference shares
                 Loan stock and preference shares will be valued at cost plus any accrued interest and redemption premia less, in cases where the investee company is performing significantly below expectations, any provisions in incremental tranches of 25 per cent.

                 Carried interest and management fees
                 For the purpose of valuing the Company's holdings in the various Schroder Ventures' funds, management fees due to Schroder Ventures will be accounted for on the accruals basis. An estimate of Carried Interest, the allocation to Schroder Ventures of 20 per cent. of the profits arising in each Fund calculated by reference to the valuations of the underlying investments, will be deducted from the values of the Company's holdings. Disclosed valuations of individual investee companies will, by necessity, be shown before deduction of Carried Interest.

          e)     Income and capital gains recognition
                 The Company's income and capital gains are expected to be derived primarily from future distributions in respect of its holdings in Schroder Ventures' funds. The Company will account for such distributions by reference to the underlying source of the distribution.

                 Revenue distributions receivable by the Company which arise from dividends, interest and other revenue items through the Schroder Ventures' funds will be credited to the Company's revenue account when such income distributions are declared. Investment income arising from directly held investments of the Company will, in the case of dividends, be included as revenue in the period in which they go ex-dividend, and, in the case of interest income which, together with interest payable and all other revenue expenses, will be treated on an accruals basis.

                 Realised profits on capital distributions receivable by the Company which arise from the realisation of investments within the Schroder Ventures' funds will be credited to the Company's capital reserve when they are declared.

          f)     Foreign currencies
                 Transactions denominated in foreign currencies will be translated at the exchange rate at the date of the transaction. Assets and liabilities recorded in foreign currencies will be translated into sterling at exchange rates at the date of the accounts. Exchange differences arising from the re-translation of the opening net investments will be taken to reserves and reported in a consolidated statement of total return. All other foreign exchange differences will be included as an exchange gain or loss in capital reserve or in the revenue account depending on whether the gain or loss is of a capital or revenue nature respectively.

          g)     Finance costs
                 All finance costs are charged directly to revenue.

          h)     Basis of consolidation
                 The consolidated statement of total return and balance sheet include the financial statements of the company and its subsidiary undertakings made up to the balance sheet date. Goodwill arising on consolidation is written off against reserves on acquisition. In the Company's accounts, investments in subsidiary undertakings are stated in accordance with the policies outlined under (d) above.

         i)      Capital reserves
                 Capital Reserve - Realised

Notes to the Accounts continued

                 The following are accounted for in this reserve:

                 - gains and losses on the realisation of investments
                   calculated by reference to their carrying value at the previous balance sheet date.
                 - Realised exchange differences of a capital nature.

                 Capital Reserve - Unrealised

                 The following are accounted for in this reserve:

                 - increases and decreases in the revaluation of investments held at the year-end

                 - unrealised exchange differences of a capital nature.


2.     INVESTMENT COMPANY STATUS

       During the year, the Company reapplied to become an investment company within the meaning of s266, Companies Act 1985. Therefore the Company did not qualify as an investment company for the entire financial year. However, it continued to conduct its affairs as an investment trust for taxation purposes under s842 of the Income and Corporation Taxes Act 1988, and the Articles of the company prohibit capital profits from being distributed by way of dividend. As such, the directors consider it necessary to continue to present the financial statements in accordance with the Statement of Recommended Practice 'Financial Statements of Investment Trust Companies' (the SORP). Under the SORP, the financial performance of the Company is presented in a statement of total return in which the revenue column excludes certain capital items which, since the Company did not qualify as an investment company throughout the year, the Companies Act and/or FRS3 would ordinarily require to be included in the revenue account. Under these provisions, profits on disposal of investments, calculated by reference to their previous carrying amount, of GBP86.5 million (1999: GBP54.4 million) and realised exchange losses of GBP0.4 million (1999: gain of GBP0.2 million) would have been debited/credited to the revenue account. In the opinion of the directors the inclusion of these items in the revenue account would be misleading because they would obscure and distort both the revenue and capital performance of the Company, and would not show clearly the revenue profits emerging to be distributable by way of dividend. The directors therefore consider that these departures from the specific provisions of Schedule 4 of the Companies Act relating to the form and content of financial statements for companies other than investment companies and these departures from accounting standards are necessary to give a true and fair view. The departures have no effect on total return or on the balance sheet.

Notes to the Accounts continued



3.     INCOME


                                                   For the         For the
                                                 year ended      year ended
                                               30 June 2000    30 June 1999
                                                      Group           Group
                                                    GBP'000         GBP'000

    Income from fixed interest securities             5,235           2,993
    Income from distributions                           456               -
    Interest receivable and similar income              432             620
                                                      6,123           3,613




4.     EXPENSES


                                                  For the         For the
                                                year ended      year ended
                                              30 June 2000    30 June 1999
                                                     Group           Group
                                                   GBP'000         GBP'000

      Administration and secretarial fees              378             285
      Bank loan facility fees                          217             210
      EDR issue costs                                  259               -
      General expenses                                 340             294
      Directors' fees                                   85              65
      Auditors' remuneration
      - audit                                           26              21
      - non-audit                                       18               3
                                                     1,323             878




5.     INTEREST PAYABLE

                                                  For the         For the
                                                year ended      year ended
                                              30 June 2000    30 June 1999
                                                     Group           Group
                                                   GBP'000         GBP'000

          Convertible bond interest                   188             753
          Other interest                               63              13
                                                      251             766



Notes to the Accounts continued


6.     TAXATION

The charge for taxation on the net surplus of revenue for the year is made up as follows:


                                                  For the         For the
                                                year ended      year ended
                                              30 June 2000    30 June 1999
                                                     Group           Group
                                                   GBP'000         GBP'000
      Corporation tax                                   34               -
      Less: relief for overseas tax                   (34)               -
                                                         -               -
      Overseas tax                                      41               -
      Tax over-provided in previous years            (221)           (380)
                                                     (180)           (380)


There are no profits chargeable to corporation tax in the current year because excess management expenses relating to the venture fund investments are available to set against the taxable income of the Company. These excess management expenses are included within the investments in venture funds in the balance sheet of the Company and are not reflected in the Company's revenue account. The amount of GBP221,000 (1999: GBP380,000) credited as an adjustment to prior year's tax charges relates to similar excess management expenses which reduce the Company's profits chargeable to corporation tax provided in earlier years.

If in a future year in relation to the venture fund investments, income exceeds expenses, the taxation charge to the Company's revenue account will include tax on this excess with a suitable note by way of explanation.

7.     DIVIDENDS


                                                     For the         For the
                                                   year ended      year ended
                                                 30 June 2000    30 June 1999
                                                        Group           Group
                                                      GBP'000         GBP'000
  Final dividend of 3.80p (1999: 1.50p) per             3,886           1,484
  share


The final dividend is based on 102,265,699 (1999: 98,966,319) ordinary shares in issue.

8.     RETURN PER ORDINARY SHARE


                    For the year ended               For the year ended
                       30 June 2000                     30 June 1999
               Revenue    Capital     Total     Revenue   Capital       Total

  Return         4.68p    125.87p    130.55p      2.35p    107.26p    109.61p
  per
  ordinary
  share
  Return         4.68p    125.87p    130.55p          *    102.14p    104.88p
  per
  ordinary
  share -
  fully
  diluted


*Fully diluted return is not applicable (see below)

The basic revenue return per ordinary share is based on the net return on ordinary activities after interest payable, taxation and minority interest of GBP4,729,000 (1999: GBP2,344,000) and on 100,931,523 ordinary shares (1999:
99,716,263) being the weighted average number of shares in issue during the year.

The capital return per ordinary share is based on the net surplus for the year of GBP127,044,000 (1999: GBP106,956,000) and on 100,931,523 ordinary shares
(1999: 99,716,263) being the weighted average number of shares in issue during the year.

Fully diluted returns for the year ended 30 June 2000 are equivalent to the basic returns since all the convertible bonds in issue were fully converted into ordinary shares during the year. The diluted returns per ordinary share for the year ended 30 June 1999, have been calculated on the assumption that all convertible bonds in issue throughout the year were converted into 4,998,923 ordinary shares on the first day of the financial year giving a weighted average of 104,715,186 ordinary shares. Interest would not be payable on these bonds following conversion. This would have resulted in revenue returns per ordinary share in both years exceeding the basic return per ordinary share. On conversion of the bonds there would therefore have been no dilution and diluted revenue returns are not shown for the previous year.

Notes to the Accounts continued

9.   INVESTMENTS (GROUP)


                                     Schroder    Fixed Interest           Total
                                    Ventures'         Portfolio       Portfolio
                             Funds Portfolio              GBP'000           GBP'000
                                       GBP'000
    Cost brought forward             192,058             83,968         276,026
    Unrealised gain
    brought forward                   34,310                 99          34,409
    Valuation at the
    beginning of the
    year                             226,368             84,067         310,435
    Calls and purchases
    payable                          162,320            731,579         893,899
    Distributions and
    sales receivable               (187,838)          (690,538)       (878,376)
    Realised gain/(loss)              87,909            (1,424)          86,485
    Unrealised gain                   38,451              2,625          41,076
    Valuation carried
    forward                          327,210            126,309         453,519




    Gains on investments                                For the         For the
                                                     year ended      year ended
                                                   30 June 2000    30 June 1999
                                                          GBP'000           GBP'000
    Realised gain on
    liquidation of
    subsidiary                                                -               2
    Realised gain on
    investments based on
    historical cost                                     126,810          57,920
    Less: amounts
    recognised as
    unrealised in
    previous year                                      (40,325)         (3,530)
    Realised gain based
    on carrying value at
    previous balance
    sheet date                                           86,485          54,392
    Net movement in
    unrealised gains                                     41,076          52,445
    Total gains on
    investments                                         127,561         106,837



Notes to the Accounts continued


10.  GEOGRAPHICAL ANALYSIS OF INVESTMENTS

                                 At 30 June 2000              At 30 June 1999
                                  Group    Company             Group    Company
                                  GBP'000      GBP'000             GBP'000      GBP'000
    Schroder Ventures
    Funds - unlisted
    Europe
    United Kingdom               22,340     20,237            36,178     30,786
    France                        5,825      5,825             5,206      5,206
    Germany                      15,031      8,974            24,205     18,835
    Italy                        25,072     25,072            11,860     11,860
    Spain                         2,083      2,083             6,200      6,200
    Pan Europe                  151,087    151,087           104,794    104,794
    Total Europe                221,438    213,278           188,443    177,681
    Asia
    Asia Pacific                 39,472     15,989            15,544          -
    Japan                        14,226      9,464             3,825        751
    Total Asia                   53,698     25,453            19,369        751
    North America
    Canada                       16,002     16,002            11,900     11,900
    United States*               36,072     36,072             6,656      6,646
    Total Americas               52,074     52,074            18,556     18,546
    Total Venture
    Funds                       327,210    290,805           226,368    196,978

    * Schroder Ventures International Life Sciences Funds I and II have been included within the United States.


    Fixed Interest Investments
    Sterling denominated         32,332     32,332            23,306     23,306
    Euro denominated             60,624     60,624            32,803     32,803
    US dollar denominated        33,353     33,353            27,958     27,958
    Total Fixed Interest
    Investments                 126,309    126,309            84,067     84,067
    Total Investment Portfolio  453,519    417,114           310,435    281,045



    Significant interests in Investment Funds
    Details of investments in which the Company or Group has an interest of 10% or more of any class of share/units are detailed in the list of investments on pages 19 to 22. All of these funds are managed or advised by Schroder Ventures.


Notes to the Accounts continued


11.  INVESTMENTS IN SUBSIDIARIES

                                                 For the         For the
                                              year ended      year ended
                                            30 June 2000    30 June 1999
                                                 Company         Company
                                                   GBP'000           GBP'000
    Cost at the beginning of the year             24,012          24,012
    Disposals at cost                                  -               -
    Cost at the end of the year                   24,012          24,012
    Net unrealised gain on investment             15,527           5,766
    Market value at the end of the year           39,539          29,778


    Platinum Trust is the only subsidiary undertaking at 30 June 2000:


                    Country of       Number and    Holding   Capital        Net
                 registration,         class of                  and    revenue
                 incorporation     shares/units         %   reserves      after
                           and             held                   at    tax for
                     operation                               30 June   the year
                                                                2000      ended
                                                               GBP'000    30 June
                                                                           2000
                                                                          GBP'000
    Company and business
    Platinum
    Trust
    (unit
    trust)           Guernsey       23,112,000       99     40,030         23
                                    'A' units

                                   900,000 'B'       90
                                       units

    On termination of the Trust, the 'B' units (non-equity) are entitled to a return of the original amount subscribed. The 'A' units (equity) are entitled to the remaining net assets.


12.  DEBTORS

                                           2000       2000      1999       1999
                                          Group    Company     Group    Company
                                          GBP'000      GBP'000     GBP'000      GBP'000

    Amounts falling due within one
    year:
    Treasury bill redemptions                 -          -    15,987     15,987
    Venture fund distributions receivable 1,758          -         2          -
    Interest receivable                     761        760       129        128
    Prepayments and other debtors            42         42        64         64
    Advance corporation tax recoverable     322        322       322        322
    Corporation tax recoverable              20         20       362        362
                                          2,903      1,144    16,866     16,863



Notes to the Accounts continued


13.  CREDITORS

                                           2000       2000      1999       1999
                                          Group    Company     Group    Company
                                          GBP'000      GBP'000     GBP'000      GBP'000
    a) Amounts falling due within one
    year:
    Other creditors and accruals            547        538       405        393
    Proposed final dividend               3,886      3,886     1,484      1,484
    Venture Fund calls payable              654        654         -          -
    Treasury bill purchases                   -          -    25,052     25,052
                                          5,087      5,078    26,941     26,929
    b) Amounts falling due after more
    than one year:
    Convertible bonds 2006:
    - 'B' bonds                                               10,753     10,753
                                                              10,753     10,753

    The 'B' bonds were converted during the year into 3,299,380 ordinary shares of GBP1.00 each by reference to the Company's net asset value per share as at 30 June 1999.


14.  CAPITAL COMMITMENTS

    At 30 June 2000, the Company had uncalled commitments to its venture fund investments as follows:

                                                                          SVIIT
                                                          Amount       uncalled
                                                        uncalled    commitment*
                                              (local currency)             GBPm
    Schroder Ventures European Fund                    euro33.3m           21.1
    Schroder Ventures European Fund II                euro662.3m          419.3
    Schroder Ventures International Life
    Sciences Fund II                                      $53.9m           35.6
    Schroder Ventures US Fund                             $36.6m           24.2
    Schroder Ventures Asia Pacific Fund                  $105.1m           69.4
    The Japan Venture Fund III                           Y1,451m            9.1
    Schroder Canadian Buy-Out Fund II                     C$1.3m            0.6
    Schroder UK Venture Fund IV                          GBP1.4m            1.4
    Total                                                             GBP580.7m


    *Based on exchange rates at 30 June 2000


15.   CONTINGENT LIABILITIES

      The Company guarantees any drawings taken out by Platinum Trust under the euro140 million loan facility (GBP88.6m, translated at the balance sheet date). At 30 June 2000, euroNil was drawn under the facility (1999: euroNil).


 Notes to the Accounts continued

16.   SHARE CAPITAL

                                        2000       2000       1999       1999
                                       Group    Company      Group    Company
                                       GBP'000      GBP'000      GBP'000      GBP'000
    Authorised:
    150,000,000 shares of GBP1.00
    each                               150,000    150,000    150,000    150,000
    Allotted, Called Up and Fully
    Paid:
    Opening balance of 98,966,319
    (1999:102,170,490) shares of
    GBP1.00 each                          98,966     98,966    102,170    102,170
    Issued on conversion of 'B'
    bonds (note 13)                     3,300      3,300          -          -
    Purchase of own shares for
    cancellation                             -          -    (3,204)    (3,204)
    Closing balance of 102,265,699
    (1999:98,966,319) shares of
    GBP1.00 each                         102,266    102,266     98,966     98,966


17.  SHARE PREMIUM ACCOUNT

                                            2000       2000     1999       1999
                                           Group    Company    Group    Company
                                           GBP'000      GBP'000    GBP'000      GBP'000
    Balance brought forward                    -          -        -          -
    Premium on conversion of 'B' bonds     7,453      7,453        -          -
    Balance carried forward                7,453      7,453        -          -



18.  CAPITAL REDEMPTION RESERVE

                                            2000       2000     1999       1999
                                           Group    Company    Group    Company
                                           GBP'000      GBP'000    GBP'000      GBP'000
    Balance brought forward                3,204      3,204        -          -
    Purchase of own shares for
    cancellation                               -          -    3,204      3,204
    Balance carried forward                3,204      3,204    3,204      3,204



19.   SHARE PURCHASE RESERVE

                                          2000       2000       1999       1999
                                         Group    Company      Group    Company
                                         GBP'000      GBP'000      GBP'000      GBP'000
    Balance brought forward             92,054     92,054     97,115     97,115
    Purchase of own shares for
    cancellation                             -          -    (4,983)    (4,983)
    Stamp duty on share buy-back             -          -       (25)       (25)
    Legal fees on implementing share
    buy-back scheme                          -          -       (53)       (53)
    Balance carried forward             92,054     92,054     92,054     92,054



    On 24 June 1998, the Company obtained approval from the High Court to cancel its share premium account and set up a new reserve, the share purchase reserve, against which the cost of purchasing shares for cancellation by the Company may be debited.


Notes to the Accounts continued


20.   CAPITAL RESERVE

                                          2000       2000       1999       1999
                                         Group    Company      Group    Company
                                         GBP'000  GBP'000    GBP'000    GBP'000
    Realised gains brought forward      80,093     70,393     25,534     18,901
    Realised gains on venture fund
    distributions                       87,909     84,215     54,114     51,047
    Other realised (losses)/gains          (3)        (3)          2          2
    Realised (losses)/gains on
    currency balances                    (415)      (394)        167        167
    Realised exchange
    (losses)/gains on sale of fixed
    interest securities                (1,424)    (1,424)        276        276
    Realised gains carried forward     166,160    152,787     80,093     70,393
    Unrealised gains/(losses)
    brought forward                     46,865     56,082    (5,532)        170
    Increase in unrealised gains on
    venture funds                       38,452     32,288     51,761     49,981
    Increase in unrealised gains on
    subsidiary undertakings                  -      9,762          -      5,247
    Increase in unrealised exchange
    gains
    on fixed interest securities         2,624      2,624        684        684
    Minority interest-equity              (99)          -       (48)          -
    Unrealised gains carried
    forward                            87,842    100,756     46,865     56,082
                                      254,002    253,543    126,958    126,475



21.  REVENUE RESERVE

                                         2000       2000     1999       1999
                                        Group    Company    Group    Company
                                        GBP'000      GBP'000    GBP'000      GBP'000
      Balance brought forward           1,303      1,786      443      1,374
      Transfer from revenue account       843        819      860        412
      Balance carried forward           2,146      2,605    1,303      1,786


As stated in note 1(b), the Company has not presented its own revenue account. The net revenue after tax and before dividends dealt with in the accounts of the parent company was GBP4,705,000 (1999: GBP1,896,000).


22.   RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                          2000       2000       1999       1999
                                         Group    Company      Group    Company
                                         GBP'000      GBP'000      GBP'000      GBP'000
    Net revenue available for
    distribution                         4,729      4,705      2,344      1,896
    Dividends                          (3,886)    (3,886)    (1,484)    (1,484)
                                           843        819        860        412
    Non-distributable capital gain
    for the year                       127,044    127,068    106,956    107,404
    Shares issued on conversion of
    'B' bonds                            3,300      3,300          -          -
    Share premium on conversion of       7,453      7,453          -          -
    'B' bonds
    Purchase of own shares for
    cancellation                             -          -    (4,983)    (4,983)
    Stamp duty on share buy-backs            -          -       (25)       (25)
    Legal fees on implementing
    share buy-back scheme                    -          -       (53)       (53)
    Net addition to shareholders'
    funds                              138,640    138,640    102,755    102,755
    Shareholders' funds brought
    forward                            322,485    322,485    219,730    219,730
    Shareholders' funds carried
    forward                            461,125    461,125    322,485    322,485


23.   NET ASSET VALUE PER ORDINARY SHARE

    Calculation of the net asset value per share is based on net assets of GBP461,125,000 (1999: GBP322,485,000) and on 102,265,699 (1999: 98,966,319)
    ordinary shares in issue at the year end.



Notes to the Accounts continued

24. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                          2000      1999
                                                         Group     Group
                                                         GBP'000     GBP'000
       Net return before finance costs and taxation      4,800     2,735
       (Increase)/decrease in accrued income             (632)       163
       Decrease in debtors                                  22        30
       Increase/(decrease) in creditors                    330     (172)
       Net cash inflow from operating activities         4,520     2,756




25.   ANALYSIS OF CHANGES IN NET FUNDS

                                     At 1 July          Debt                  At 30 June    At 1 July                 At 30 June
                                          1999    Conversion     Cash Flow          2000         1998    Cash Flow          1999
                                       GBP'000       GBP'000       GBP'000       GBP'000      GBP'000      GBP'000       GBP'000
       Cash at bank                         42             -             6            48           35            7            42
       Short-term deposits              33,228             -      (22,996)        10,232       14,531       18,697        33,228
                                        33,270             -      (22,990)        10,280       14,566       18,704        33,270
       Debt due:
       Within one year                       -             -             -             -            -            -             -
       After more than one year       (10,753)        10,753             -             -     (10,753)            -      (10,753)
       Net funds                        22,517        10,753      (22,990)        10,280        3,813       18,704        22,517



26.   RELATED PARTY TRANSACTIONS
      The Company has appointed Schroder Investment Management Limited ("SIM"), a wholly owned subsidiary of Schroders plc, to provide company secretarial and administrative services. Under the terms of this agreement, SIM is entitled to receive an annual fee equal to the greater of GBP75,000 and the aggregate of (i) 0.12 per cent per annum of the first GBP50 million of net assets, (ii) 0.06 per cent per annum of the next GBP50 million of such net assets and (iii) 0.04 per cent of the remaining net assets. The agreement is subject to a 4 month notice period. The total fees, including VAT, paid or payable to SIM for these services in respect of the year to 30 June 2000 was GBP257,000 (1999: GBP201,000), of which GBP139,000 was outstanding at the year end.

      One of the Company's bankers is J. Henry Schroder & Co. Limited ("JHS"). The total interest received from JHS in the year to 30 June 2000 was GBP325,000 (1999: GBP107,000), and the cash balance held with JHS at 30 June 2000 was GBP8,362,000 (1999: GBP32,446,000).

      With effect from 1 January 1998, JHS became entitled to a fee in consideration for its management of the Company's fixed interest portfolio. Under the terms of an agreement, JHS became entitled to receive a fee based on the average value of SVIIT's month-end cash and fixed interest portfolio, calculated at the rate of 0.1 per cent per annum on the first GBP75 million of assets and 0.05 per cent per annum on the excess, subject to a minimum fee of GBP20,000 per annum. With effect from 6 March 2000, the fee was amended so that JHS became entitled to a fee at the rate of 0.10 per cent per annum on the first GBP75 million of assets,
      0.05 per cent on the next GBP75 million and 0.03 per cent thereafter, subject to a minimum fee of GBP20,000 per annum. With effect 18 April 2000 the management of the Company's fixed interest portfolio was delegated to Schroder Investment Management (UK) Limited in place of JHS by SIM on the same fee basis. The total fees, including VAT, paid or payable for these services in respect of the year to 30 June 2000 was GBP121,000 (1999:
      GBP84,000), of which GBP30,000 was outstanding at the year end.

      SIM has also provided investment trust dealing services. The total fees paid or payable in the year to 30 June 2000 was GBP2,000 (1999: GBP2,000), of which GBP2,000 was outstanding at 30 June 2000.

      Mr McLachlan and Mr Ferguson are members of the Advisory Committees of certain of the Schroder Ventures' funds in which the Company invests.

      Mr Ferguson and members of his family have an interest in the Carried Interest in respect of certain Schroder Ventures' funds.


Notes to the Accounts continued

27.   RISK

      The following disclosures relating to the risks faced by the company are provided in accordance with Financial Reporting Standard 13, "Derivatives and other financial instruments disclosures".

      Financial instruments and risk profile

      The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of Schroder Ventures' buy-out and development capital funds, which are managed and advised by Schroder Ventures. In addition, the Company holds treasury bills, cash and short-term deposits and various items such as debtors and creditors that arise directly from its operations. The financial instruments held by the Company are generally liquid.

      The holding of securities, investing activities and associated financing undertaken pursuant to this objective involves certain inherent risks. Events may occur that would result in either a reduction in the Company's net assets or a reduction of revenue profits available for dividend.

      As an investment trust the Company invests in securities for the long term. The Company has not taken out any derivatives contracts to date.


      Currency risk

      The Company is exposed to currency risk directly since the majority of its assets and liabilities are denominated in foreign currency and their sterling value can be significantly affected by movements in foreign exchange rates. The Company does not normally hedge against foreign currency movements affecting the value of its investments, but takes account of this risk when making investment decisions.

      Interest rate risk

      The Company's revenue will be affected by changes in prevailing interest rates since the majority of its income derives from treasury bills and bank deposit interest. The effect of interest rate changes on the valuation of investments forms part of valuation risk, which is considered separately below.


      Financial assets of the Group


                                   Floating      Fixed    Non-interest      Total
                                       Rate       Rate         Bearing      GBP'000
                                      GBP'000      GBP'000           GBP'000
      Currency denomination of
      assets at 30 June 2000:
      Sterling                        2,406     32,332          22,340     57,078
      Euro                            7,763     60,624         199,098    267,485
      US dollar                          48     33,353          91,546    124,947
      Japanese Yen                        -          -          14,226     14,226
      Other                              15          -               -         15
                                     10,232    126,309         327,210    463,751




                                   Floating      Fixed    Non-interest      Total
                                       Rate       Rate         Bearing    GBP'000
                                    GBP'000    GBP'000         GBP'000
      Currency denomination of
      assets at 30 June 1999:
      Sterling                          948     23,360          36,178     60,486
      Euro                           13,658     23,683         152,265    189,606
      US dollar                         233     27,959          22,200     50,392
      Swiss franc                    18,383          -               -     18,383
      Other                               6          -          15,725     15,731
                                     33,228     75,002         226,368    334,598



Notes to the Accounts continued


27.   RISK continued

      The floating rate assets consist of short-term deposits. The non-interest bearing assets represent the venture fund portfolio. The fixed rate assets comprise treasury bills, net of outstanding redemptions but excluding other short term debtors and creditors, and can be further analysed as follows:

      Fixed rate financial assets

                             30 June 2000                    30 June 1999

                          Weighted        Weighted        Weighted       Weighted
                           average         average         average        average
                          Interest       period on        Interest      period on
                              rate           which            rate          which
                                     rate is based                        rate is
                                                                            based
      Euro                   3.46%         93 days           2.46%        48 days
      US dollars             6.71%         58 days           4.38%        57 days
      Sterling               5.73%         73 days           4.80%        79 days




The Company does not have any borrowings at the year end, although it does have in place a loan facility of euro140 million with The Royal Bank of Scotland plc.

The main risk arising from the Company's financial instruments is valuation risk. The Board reviews and agrees policy for managing this risk as summarised below. This policy has remained substantially unchanged since the launch of the Company.

Valuation risk

The Company's exposure to valuation risk comprises mainly movements in the value of its underlying investments. A breakdown of the venture fund portfolio is given on pages 19 to 22 and a detailed analysis of the twenty largest underlying companies is given on pages 14 to 18. In accordance with the Company's accounting policies, set out on pages 33 to 35, all underlying investments are valued by the Directors in accordance with the current guidelines issued by the British Venture Capital Association ("BVCA"), adopting the overriding BVCA principle that the value should be a fair one. The Company does not hedge against movements in the value of these investments. Uncertainty arises as a result of future changes in the valuation of the Company's underlying investments, the majority of which are unquoted, and the effect changes in exchange rates may have in the sterling value of these investments. Development Stage Equity Investments and Early Stage Equity Investments, by their nature, involve uncertainty as to the ultimate value likely to be realised on the disposal of those investments, particularly as their unquoted nature means that a ready market may not exist for them.

The Company's sensitivity to valuation risk will be affected by changes in levels of borrowing and liquidity, as approved by the Board. At 30 June 2000, a 10% movement in the valuation of the Group's venture fund portfolio would result in a 7% change in net asset value per share.

The directors believe that the diversified nature of the Company's portfolio and the number of underlying investments in the Schroder Ventures' funds significantly reduces the risks normally associated with making investments in the buy-out and development capital markets.

Holdings risk

In certain circumstances, SVIIT may wish to transfer its holdings in Schroder Ventures' funds. In a majority of the Schroder Ventures' funds in which SVIIT will invest, the general partner, trustee or manager has the ultimate right, similar to that exercisable by a board of a private company, to refuse to register the transfer of an interest. While SVIIT has no reason to believe that any request for the transfer of an interest would be refused, it is of course conceivable that the general partner's, trustee's or manager's overriding fiduciary duty could result in its refusing to register a particular transfer proposed by the Company.

If as a consequence of a failure to pay a call, the Company is treated as a defaulting investor under the relevant Schroder Ventures Fund, it will suffer a resultant dilution in interest and possibly the compulsory sale of its interest.

Consolidated Statement of Total Return - in Euros
(translated into euros - unaudited)


                                                          For the year ended                            For the year ended
                                                             30 June 2000                                  30 June 1999
                                                    Revenue     Capital      Total                Revenue    Capital        Total
                                                  euro'000     euro'000    euro'000             euro'000     euro'000    euro'000
  Realised gains on investments                           -     137,934     137,934                     -      80,819      80,819
  Unrealised gains on investments                         -      65,512      65,512                     -      77,927      77,927

  Gains on investments                                    -     203,446     203,446                     -     158,746     158,746
  Foreign exchange (losses)/gains                         -       (662)       (662)                     -         248         248
  Income from fixed interest
  securities                                          8,349           -       8,349                 4,447           -       4,447
  Income from distributions                             727           -         727                     -           -           -
  Interest receivable and similar income                689           -         689                   921           -         921
  Expenses                                          (2,110)         (5)     (2,115)               (1,305)           -     (1,305)

  Net return before finance costs and taxation        7,655     202,779     210,434                 4,063     158,994     163,057
  Interest payable                                    (400)           -       (400)               (1,140)           -     (1,140)

  Net return on ordinary activities
  before taxation                                     7,255     202,779     210,034                 2,923     158,994     161,917
  Tax on ordinary activities                            287           -         287                   565           -         565

  Return on ordinary activities after
  tax for the year                                    7,542     202,779     210,321                 3,488     158,994     162,482

  Minority interest - equity                              -       (158)       (158)                   (7)        (71)        (78)

  Return on ordinary activities after
  tax and minority interest for the
  year attributable to equity shareholders            7,542     202,621     210,163                 3,481     158,923     162,404

  Dividends
  Final dividend per ordinary share
  payable 7 December 2000                           (6,137)           -     (6,137)               (2,268)           -     (2,268)

                                                      1,405     202,621     204,026                 1,213     158,923     160,136

  Exchange (loss)/gain on translation                   (8)       4,469       4,461                   102       4,559       4,661

  Surplus transferred to reserves                     1,397     207,090     208,487                 1,315     163,482     164,797

  Return per ordinary share                        euro0.07    euro2.01    euro2.08              euro0.03    euro1.59    euro1.62



The information on pages 47 to 49 is for illustrative purposes and does not form part of the audited financial statements. The returns for the year have been translated into euros at an average rate of GBP1: euro1.5949 (1999: GBP1: euro1.4859). The proposed dividend has been translated into euros at a rate of GBP1: euro1.5793 (1999: GBP1: euro1,5285), being the closing rate at the balance sheet date.

Balance Sheets - in Euros
(translated into euros - unaudited)


                                                                       At 30 June 2000                At 30 June 1999
                                                                            Group     Company              Group     Company
                                                                         euro'000    euro'000           euro'000    euro'000
      INVESTMENTS
      Venture funds                                                       516,763     459,268            346,003     301,081
      Fixed interest investments                                          199,480     199,480            128,496     128,496
      Investment in subsidiaries                                                -      62,444                  -      45,516
                                                                          716,243     721,192            474,499     475,093
      CURRENT ASSETS
      Debtors                                                               4,585       1,807             25,780      25,775
      Cash at bank and short-term deposits                                 16,235      13,275             50,853      49,647
                                                                           20,820      15,082             76,633      75,422
      CURRENT LIABILITIES
      Creditors: amounts falling due within one year                        8,034       8,019             41,179      41,161

      NET CURRENT ASSETS                                                   12,786       7,063             35,454      34,261

      TOTAL ASSETS LESS CURRENT LIABILITIES                               729,029     728,255            509,953     509,354
      Creditors: amounts falling due after more than one year
      (including convertible bonds)                                             -           -           (16,436)    (16,436)
      Minority interest - non-equity                                        (158)           -              (153)           -
      Minority interest - equity                                            (616)           -              (446)           -

      NET ASSETS                                                          728,255     728,255            492,918     492,918

      CAPITAL AND RESERVES
      Called up share capital                                             161,509     161,509            151,270     151,270
      Share premium account                                                11,771      11,771                  -           -
      Share purchase reserve                                              145,381     145,381            140,704     140,704
      Capital redemption reserve                                            5,060       5,060              4,897       4,897
      Capital reserve                                                     401,145     400,420            194,055     193,317
      Revenue reserve                                                       3,389       4,114              1,992       2,730

      EQUITY SHAREHOLDERS' FUNDS                                          728,255     728,255            492,918     492,918

      Net asset value per ordinary share                                 euro7.12                       euro4.98



The information on pages 47 to 49 is for illustrative purposes and does not form part of the audited financial statements. The consolidated balance sheet has been translated into euros at a rate of GBP1: euro1.5793 (1999: GBP1: euro1.5285), being the closing exchange rate on the balance sheet date.

Consolidated Cash Flow Statement - in Euros
(translated into euros - unaudited)


                                                                                  For the year ended    For the year ended
                                                                                        30 June 2000          30 June 1999
                                                                                             GBP'000               GBP'000
        OPERATING ACTIVITIES
        Income received from investments                                                       8,177                 4,639
        Bank interest received                                                                   581                   972
        Administrative expenses                                                              (1,549)               (1,516)

        Net cash inflow from operating activities                                              7,209                 4,095

        RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
        Interest paid                                                                          (100)                  (19)
        Convertible bond interest paid                                                          (600               (1,119)

        Net cash outflow from returns on investments and servicing of finance                  (700)               (1,138)

        TAXATION
        UK tax recovered/(paid)                                                                  831                 (478)

        Total tax recovered/(paid)                                                               831                 (478)

        FINANCIAL INVESTMENT
        Purchase of fixed interest securities                                            (1,206,751)             (733,789)
        Sale of fixed interest securities                                                  1,126,837               721,921
        Calls paid                                                                         (257,841)              (73,879)
        Capital distributions received                                                       296,782               120,252

        Net cash (outflow)/inflow from financial investment                                 (40,973)                34,505

        EQUITY DIVIDENDS PAID
        Dividends                                                                            (2,367)               (1,912)

        Total dividends paid                                                                 (2,367)               (1,912)

        FINANCING
        Realised exchange (losses)/gains on currency balances                                  (662)                   248
        Shares purchased for cancellation                                                          -               (7,404)
        Capital expenses                                                                         (5)                  (86)
        Stamp duty                                                                                 -                  (37)
        Net cash outflow from financing                                                        (667)               (7,279)

        NET CASH (OUTFLOW)/INFLOW                                                           (36,667)                27,793





RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS


                                                                                  For the year ended    For the year ended
                                                                                        30 June 2000          30 June 1999
                                                                                            euro'000              euro'000

          (Decrease)/increase in cash during the year                                       (36,667)                27,793
          Exchange movement on translation                                                     2,049                 2,421
          Debt converted into equity                                                          15,236                     -
          Change in net funds                                                               (19,382)                30,214
          Net funds at the beginning of the year                                              35,617                 5,403
          Net funds at the end of the year                                                    16,235                35,617


The information on pages 47 to 49 is for illustrative purposes and does not form part of the audited financial statements. The cash flows for the year have been translated at an average rate of GBP1: euro1.5949 (1999: euro1.4859).

Company Summary


THE COMPANY
Schroder Ventures International Investment Trust plc carries on business as an investment trust and it is listed on the London Stock Exchange. The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed and advised by Schroder Ventures. The use of a benchmark is regularly reviewed by the Board. As a result of the particular geographical and sectoral diversification of the Company's venture fund portfolio and the nature of the investments made by the Venture Funds, there is currently no independent benchmark which the Directors consider appropriate for the Company.

Investment trust companies are able to switch investments without liability for capital gains tax. This, together with the advantages of professional management and spread of risk, makes investment trusts a valuable investment medium.

In order to obtain exemption from capital gains tax the Company conducts itself with a view to being an approved investment trust for the purposes of
Section 842 of the United Kingdom Income and Corporation Taxes Act 1988 (as amended). The Company is not a close company for taxation purposes.


INFORMATION FOR SHAREHOLDERS

The Company's shares are listed on the London Stock Exchange. The stock exchange code for the shares is SVI. The price of the shares is quoted daily in the Financial Times, The Daily Telegraph and The Times.

Real time share information for the Shares is available on the FT Cityline by dialing: 0906 843 1432. Calls are charged at 60p per minute at all times.

The net asset value is calculated at 31 December and 30 June each year following an extensive valuation procedure. Due to the nature of the Company's investments, it is not practicable to publish the net asset value on a more frequent basis.

A factsheet containing information including the diversification of the portfolio and the Company's largest investments is published quarterly and is available on request from the Secretary.


WEB SITE
The Company has launched a dedicated Web Site for the Company, which may be found at www.sviit.co.uk. The site contains details of all press releases published by the Company, share price information, copies of the Annual Report and Interim Report, and a Newssheet which incorporates information on recent transactions, a comprehensive analysis of the Company's Portfolio, detailed market commentary and Schroder Ventures' strategy. The Newssheet is distributed to the shareholders of the Company. The site also contains links to Schroder Ventures and Schroders sites.


CAPITAL GAINS TAX INFORMATION
For the 2000/2001 tax year, the annual capital gains of private individuals in excess of GBP7,200 (1999/2000: GBP7,100) are assessed for capital gains tax at 20 per cent. where such gains, when added to the individual's total income, are below the basic rate limit of GBP28,400 (1999/2000: GBP28,000) and 40 per cent. where they exceed that limit.

Capital gains on shares disposed of by individuals may be eligible for taper relief. The taper reduces the amount of a chargeable gain according to how long the asset has been held for periods after 5 April 1998.

Where shares were acquired before 6 April 1998, the capital gain will also be reduced by indexation allowance for the period up to April 1998, but not thereafter.

For the benefit of those shareholders who acquired their holdings in exchange for their interests in Schroder Ventures' funds, the acquisition cost of the shares for capital gains tax purposes based upon initial dealings on 23 May 1996 was as follows:

Each ordinary share of GBP1 each: 191.50p.


ASSOCIATION OF INVESTMENT TRUST COMPANIES
The Company is a member of the Association of Investment Trust Companies, which produces monthly publications of detailed information on the majority of investment trusts. Copies of these publications can be obtained by subscription on application to the Association of Investment Trust Companies, Durrant House, 8-13 Chiswell Street, London EC1Y 4YY.

Company Summary continued

The aims of the Association are to protect and promote the interests of member companies and their shareholders by:


* taking specific action to safeguard and to improve the fiscal and regulatory regime for member companies and their shareholders

* improving investor awareness of investment trusts through education, publicity and the provision of reliable statistical and other information

* encouraging commitment to good practice and high professional standards in the industry.

In 1999, the AITC initiated a campaign aimed at promoting investment trusts to the general public. The campaign includes advertising, seminars for private investors and independent financial advisers, a website and other activities.

The Company contributed towards the cost of the campaign in its first year and has also agreed to contribute towards the cost of the campaign in its second year.


SCHRODER INVESTMENT TRUST DEALING SERVICE
The Schroder Investment Trust Dealing Service provides a convenient and cost effective means of investing in the ordinary shares of the Company. The Service offers investors:

*      a regular investment option from a minimum of GBP50 per month

*      a lump sum investment option from a minimum of GBP1,000

*      daily dealing

*      competitive charges

*      the option to reinvest income.


Other Schroder investment trusts which are available through this service are Schroder Asia Pacific Fund plc, Schroder Emerging Countries Fund plc, Schroder Income Growth Fund plc, Schroder Japan Growth Fund plc, Schroder Split Fund plc and Schroder UK Growth Fund plc.

It has recently been agreed that, in order to make this service more attractive as a means of investing in the ordinary shares of the Company, the charges applied to the service have been revised. There is now no initial charge for investment in the service, although the stamp duty charge of 0.5% remains. In addition, there is no charge for switching between investment trusts in the service.

If you would like further information about the Schroder Investment Trust Dealing Service please contact the Secretary of the Company at 31 Gresham Street, London, EC2V 7QA or call Schroder Investor Services on freephone 0800 718 777.


INDIVIDUAL SAVINGS ACCOUNT STATUS
The Individual Savings Account (ISA) is a new type of tax-free savings vehicle that has replaced PEPs and TESSAs from 6 April 1999. The government has pledged that the ISA regime will operate for at least ten years and that there will be no lifetime savings limit. This means that investors will not be prevented from investing in ISAs, no matter what holdings they previously had in PEPs and TESSAs. Anyone aged 18 or over, who is resident in the UK for tax purposes, can invest up to GBP7,000 in an ISA during the 2000/2001 tax year.

Schroders are providing a non CAT standard investment trust ISA, which includes Schroder Ventures International Investment Trust plc. The investment trust ISA is designated as a maxi account and made up entirely of a stocks and shares component; a cash or insurance component is not offered. Further details may be obtained from the Company Secretary at 31 Gresham Street, London, EC2V 7QA or from Schroder Investor Services on 0800 718 777.


REGISTRAR SERVICES
Communications with shareholders are mailed to the address held on the share register. Any notifications and enquiries relating to registered share holdings, including a change of address or other amendment should be directed to Lloyds TSB Registrars Scotland at 117 Dundas Street, Edinburgh, Scotland EH3 5ED. The helpline telephone number of Lloyds TSB Registrars is 0870 601 5366.

Lloyds TSB Registrars Scotland have recently launched a new web-based enquiry service for shareholders. Initially the "Shareview" site (address below) contains information available on public registers. Shareholders will be invited to enter their name, shareholder reference (account number) and post code and will be able to view information on their own holding.

Visit www.shareview.co.uk for more details.

Intormation for Shareholders


FINANCIAL CALENDAR

30 June                 Company's year end
September               Preliminary results for the financial year published
September               Annual Report published
December                Annual General Meeting
March                   Interim Results announced
April                   Interim Report published





ANALYSIS OF REGISTER OF SHAREHOLDERS


                                          Shares
                                               %
At 30 June 2000
% of issued shares held by:
Private individuals                         1.60
Banks and Nominee Companies*               49.09
Pension Funds and Insurance Companies      44.59
Other Institutions                          4.72
                                          100.00
Total number of holders                      877


*Some of the nominee company holdings include a large number of private individuals.



Notice and Agenda

NOTICE is hereby given that the fifth Annual General Meeting of Schroder Ventures International Investment Trust plc will be held at 12.00 noon on Tuesday 5 December 2000 at 31 Gresham Street, London, EC2V 7QA, to consider and, if thought fit, pass the following resolutions, of which resolutions 1 to 9 will be proposed as Ordinary Resolutions and resolutions 10, 11 and 12 will be proposed as Special Resolutions:

1. That the Report of the Directors and the Accounts for the year ended 30 June 2000 be adopted.

2.     To declare a final dividend of 3.80p per share for the year ended 30
       June 2000.

3.     That Mr John Govett be re-elected as a Director of the Company.

4.     That Mr Anthony Habgood be re-elected as a Director of the Company.

5.     That Mr Edgar Koning be re-elected as a Director of the Company.

6.     That Ernst & Young be re-appointed as Auditors of the Company.

7.     That the Board be authorised to agree the Auditor's remuneration.

8. That the aggregate limit of all fees payable to directors, as set out in Article 1(F) of the Company's Articles of Association, be increased to GBP200,000.

9. That the Directors be and they are hereby generally and unconditionally authorised in substitution for all subsisting authorities in accordance with Section 80 of the Companies Act 1985 (the Act) to exercise all the powers of the Company to allot relevant securities (as defined in that section) up to a maximum aggregate nominal value of GBP5,113,284 (equivalent to 5,113,284 ordinary shares of GBP1 and 5 per cent. of the aggregate nominal amount of the share capital in issue on 31 August 2000) provided that this authority shall expire on the date of the next Annual General Meeting of the Company, but so that this authority shall allow the Company to make offers or agreements before such expiry which would or might require relevant securities to be allotted after such expiry.

10. That, subject to the passing of resolution 9 set out above, the Directors be and they are hereby empowered, pursuant to section 95 of the Act to allot equity securities (as defined in Section 94 of the Act) pursuant to the authority given in accordance with Section 80 of the Act by the said resolution 9 as if Section 89 (1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities up to an aggregate nominal amount of GBP5,113,284 (representing 5 per cent. of the aggregate nominal amount of the share capital in issue on 31 August 2000); and provided that this power shall expire on the date of the next Annual General Meeting of the Company, but so that this power shall enable the Company to make offers or agreements before such expiry which would or might require equity securities to be allotted after such expiry.

11. That the Company be and is hereby generally and unconditionally authorised in accordance with Section 166 of the Companies Act 1985 (the "Act") to make market purchases (within the meaning of Section 163 of the
       Act) of Ordinary shares of GBP1.00 each in the capital of the Company ("Shares"), provided that:

       (a) the maximum number of Shares hereby authorised to be purchased shall be 15,329,628;

       (b)     the minimum price which may be paid for a Share is GBP1.00;

       (c) the maximum price which may be paid for a Share is an amount equal to 105 per cent. of the average of the middle market quotations for a Share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Share is purchased;

       (d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company unless such authority is renewed prior to such time; and

       (e) the Company may make a contract to purchase Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiration of such authority and may make a purchase of Shares pursuant to any such contract.


Notice and Agenda continued


12. That the proposed new form of Articles of Association produced to the meeting and initialled by the Chairman for the purpose of identification be adopted as the Articles of Association of the Company in substitution for and to the exclusion of the Company's existing Articles of Association.

Registered Office:
31 Gresham Street
London EC2V 7QA

By Order of the Board
Schroder Investment Management Limited
Secretary

14 September 2000



NOTES

1. A member of the Company entitled to attend and vote at the Meeting may appoint a proxy or proxies to attend and on a poll to vote in his or her stead. A proxy need not be a member of the Company. Forms appointing proxies must be lodged with the Company's Registrar not less than 48 hours before the time appointed for the Meeting. The completion and return of a form of proxy will not preclude a member entitled to attend and vote in person at the Meeting from doing so if he or she wishes.

2. In accordance with the requirements of the Companies Act 1985, a statement of all transactions of each Director and of his family interests in the shares of the Company will be available for inspection by any member of the Company at the registered office of the Company, 31 Gresham Street, London EC2V 7QA, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and by any person attending the Annual General Meeting, during the continuance of the Meeting. None of the Directors have a contract of service with the Company.


Amendments to the Articles of Association

The notice convening an Annual General Meeting, to take place on 5th December, 2000, is set out on page 53. The meeting will consider various amendments to the Articles of Association which require, if they are to be implemented, the approval of a Special Resolution of the Shareholders, that is a resolution approved by 75 per cent. of the votes cast.

The principal proposed amendments to the Company's Articles of Association are explained below. A number of other changes are also proposed which reflect minor amendments to the Listing Rules of the UK Listing Authority. The number identifying each Article in this summary corresponds to the numbering used in the amended Articles of Association, which will be available for inspection before and during the Annual General Meeting.


LAYOUT
The new Articles will continue to be split into two parts with Part I containing provisions particular to the Company, and Part II containing definitions and then a series of topics, with related matters being grouped together.


ARTICLES 1(D), 3, 13, 14, 34, 35, 37, 38, 39, 40, 43, 46, 117, 118, 121, 125,
129, 133, 135 - UNCERTIFICATED SHARES/CREST
It is proposed to amend the Articles to provide expressly for the Company's shares to be held and transferred in the CREST system and for the Company to take advantage of the facilities of the CREST system as well as the facilities which it is anticipated that the CREST system may have in the future such as, for example, facilities to enable dividends to be paid or notices to be sent to shareholders by means of the CREST system. These changes include some new points that are not included in the current Articles. Shareholders will still be able to choose whether their shares are to be evidenced by share certificates or held in electronic form in the CREST system and accordingly the new Articles take account of shares being held in either form.


ARTICLE 3 - DEFINITIONS
The definition of London Stock Exchange has been amended to reflect its change from a private to a public company. Several new definitions have been incorporated to provide for the holding and transfer of shares through CREST.


ARTICLE 13 - UNCERTIFICATED SHARES
With this new Article, the Board may permit the holding of shares in a class in uncertificated form and the transfer of any such shares by means of CREST. It also allows for shares to be changed from uncertificated to certificated form and vice versa, with an obligation on the Board to record the relevant form on the register of members.


ARTICLE 14 - RIGHT TO SHARE CERTIFICATES
This Article has been limited so as to apply only to certificated shares and to reflect the fact that the listing rules no longer prescribe limits over and above those prescribed by the Companies Acts regarding the timing of the issue of certificates.


ARTICLE 34 - FORM OF TRANSFER
This Article has been updated and expanded to provide for the transfer of uncertificated shares through CREST.


ARTICLE 40 - UNTRACED SHAREHOLDERS
Since January 2000, the contents of this Article are no longer regulated by the London Stock Exchange and the Article has been amended to reflect this change.


Glossary


INVESTMENT STAGES:

Early Stage

*    Seed
     Financing provided to allow a business concept to be developed, perhaps involving production of prototypes and additional research, prior to bringing a product to market.

*    Start-up
     Financing provided to companies for the use in product development and initial marketing. Companies may be in the process of being set up or may have been in business for a short time, but have not sold their product commercially.

*    Other early stage
     Financing provided to companies that have completed the product development stage and require further funds to initiate commercial manufacturing and sales. They will not yet be generating profit. Late Stage

*    Expansion Financing
     Capital provided for the growth and expansion of a company which is breaking even or even trading profitably. Funds may be used to finance increased production capacity, market or product development and/or provide additional working capital. Capital provided for turn-around situations is also included in this category.

*    Management buy-out (MBO)
     Funds provided to enable current operating management and investors to acquire an existing business.

*    Management buy-in (MBI)
     Funds provided to enable a manager or group of managers from outside the company to buy into the company.


Follow-on investment
A company which has previously received venture capital.

Secondary purchase
Purchase of existing shares in a company from another venture capital firm, or from other shareholders.

Public to Private
Purchase of the share capital of a company quoted on a stock exchange with the intention of de-listing the company and taking it private.


General Terms

Carried interest ("carry"): Carried interest or simply "carry" represents the share of a private equity fund's profit (usually 20%) that will accrue to the general partners.

Committed funds (or "raised funds" or "committed capital"): Capital committed by investors. This will be requested or "drawn down" by private equity managers on a deal-by-deal basis. This amount is different from invested funds for two reasons. Firstly, most partnerships will invest only between 80% and 95% of committed funds. Second, one has to deduct the annual management fee which is supposed to cover the cost of operation of a fund.

Distributions: Payments to investors after the realisation of investments of the partnership.

Divestments (or realisations or exits): Exits of investments, usually via a trade sale or an IPO (Initial Public Offering) on a stock market.

Draw downs: Payments to the partnership by investors in order to finance investments. Funds are drawn down from investors on a deal-by-deal basis.

Fund of funds: Private equity funds whose principal activity consists of investing in other private equity funds. Investors in funds of funds can thereby increase their level of diversification.

Gearing, debt/equity ratio or leverage
The level of a company's borrowings as a percentage of shareholder funds.

Hurdle rate: Arrangement that caps the downside risk for investors. It allows investors to get preferential access to the profits of the partnership. In the absence of reaching the hurdle return, general partners will not receive a share of the profit (carried interest). A hurdle rate of 10% means that the private equity fund needs to achieve a return of at least 10% before the profits are shared according to the carried interest arrangement.

Limited partnership: Most private equity firms structure their funds as limited partnerships. Investors represent the limited partners and private equity managers the general partners.

Realisation: the sale of an investment.

Secondary market: The secondary market enables institutional investors to sell their stakes in a private equity partnership before it is wound up.

Trade sale: Sale of the equity share of an investee company to another company.

Turnaround: A loss making company which can be successfully transformed into a profit maker.

www.svitt.co.uk




          Schroder Ventures International    Schroder Ventures
          Investment Trust plc               20 Soutahmpton Street
          Registered Office                  London WC2E 7QG
          31 Gresham Street
          London EC2V 7QA                    Telephone 020 7632 1050
                                             Fax 020 7240 5346
          Telephone 020 7658 3206
          Fax 020 7658 3538


Schroder Ventures International Investment Trust plc - Report and Accounts 2000