Form 20-F
period 2002-12-31
SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC
filed 2003-04-03
CIK 1004623

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
                                   (Mark One)
          |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
            |_| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                       OR
          |X| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
        for the transition period from July 1, 2002 to December 31, 2002

                         Commission File Number: 0-27336
              Schroder Ventures International Investment Trust plc
             (Exact name of Registrant as specified in its charter)
                                England and Wales
                         (Jurisdiction of incorporation)

              ----------------------------------------------------

                                31 Gresham Street
                            London, EC2V 7QA England
        Securities registered pursuant to Section 12(b) of the Act: None

              ----------------------------------------------------

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


    ------------------------------------------------------------------------

     Securities for which there is a reporting obligation pursuant to Section
                             15(d) of the Act: None


   --------------------------------------------------------------------------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of December 31, 2002, the period covered by the transition report. 102,265,699

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 |X| Yes |_| No

 Indicate by check mark which financial statement item the registrant has elected to follow.

                             |X| Item 17 |_| Item 18

              Schroder Ventures International Investment Trust plc
                         Transition Report on Form 20-F
                         for the transition period from
                        July 1, 2002 to December 31, 2002

                                TABLE OF CONTENTS


Item                                                              Page No.


Part I   .........................................................1


Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS....1


Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE..................1


Item 3.  KEY INFORMATION..........................................1

A.       Selected Financial Data..................................1
B.       Capitalization and Indebtedness..........................1
C.       Reasons for the Offer and Use of Proceeds................1
D.       Risk Factors.............................................1

Item 4.  INFORMATION ON SCHRODER VENTURES INTERNATIONAL INVESTMENT
         TRUST PLC................................................2

A.       History and Development of the Company...................2
B.       Business Overview........................................2
C.       Organizational Structure.................................2
D.       Property, Plants and Equipment...........................2

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.............2

A.       Operating Results........................................2
B.       Liquidity and Capital Resources..........................2
C.       Research and Development, Patents and Licenses, etc......4
D.       Trend Information........................................5

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...............5

A.       Directors and Senior Management..........................5
B.       Compensation.............................................5
C.       Director Practices.......................................5
D.       Employees................................................5
E.       Share Ownership..........................................5

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS........5

A.       Major Shareholders.......................................5
B.       Related Party Transactions...............................5
C.       Interests of Experts and Counsel.........................5

Item 8.  FINANCIAL INFORMATION....................................5

A.       Consolidated Statements and Other Financial Information..5
B.       Significant Changes......................................6

Item 9.  THE OFFER AND LISTING....................................6

A.       Plan of Distribution.....................................6
B.       Markets..................................................6
C.       Selling Shareholders.....................................6
D.       Dilution.................................................6
E.       Expenses of the Issue....................................6

Item 10. ADDITIONAL INFORMATION...................................6

A.       Share Capital............................................6
B.       Memorandum and Articles of Association of Schroder Ventures
         International Investment Trust plc.......................6
C.       Material Contracts.......................................6
D.       Exchange Controls........................................6
E.       Taxation.................................................6
F.       Dividends and Paying Agents..............................7
G.       Statement by Experts.....................................7
H.       Documents on Display.....................................7
I.       Subsidiary Information...................................7

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
         RISK.....................................................7


Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...7


Part II  .........................................................8


Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..........8


Item 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
         HOLDERS AND USE OF PROCEEDS..............................8


Item 15. Controls And Procedures..................................8


Item 16. [RESERVED]...............................................8


Part III .........................................................9


Item 17. FINANCIAL STATEMENTS.....................................9


Item 18. FINANCIAL STATEMENTS.....................................9


Item 19. EXHIBITS.................................................9

     Unless otherwise indicated herein, all information in this transition report is presented as of March 25, 2003. Amounts expressed in pounds (GBP) are in United Kingdom pounds sterling. Amounts expressed in (EUR) are in European Monetary Union euros. According to the Federal Reserve Bank of New York, the Noon Buying Rate for pounds sterling in New York City expressed in U.S. Dollars per GBP1.00 (rounded to the nearest cent) on March 25, 2003 was $1.57 and the Noon Buying Rate for European Monetary Union euros in New York City expressed in U.S. Dollars per EUR1.00 (rounded to the nearest cent) on March 25, 2003 was $1.07. The United Kingdom terms "accounting period," "allot," "realization," and "shares in issue" are used interchangeably in this report with the synonymous, respective United States terms "fiscal year," "issue," "disposition" and "shares outstanding."


                                     PART I

     This Form 20-F constitutes a transition report of Schroder Ventures International Investment Trust plc (the "Company"). Unless the context requires otherwise, the term "Company" includes Schroder Ventures International Investment Trust plc, its subsidiary undertakings and associated undertakings (as defined in the Companies Act 1985 of Great Britain (the "Companies Act")), the Platinum Trust (a Guernsey unit trust referred to in this transition report as the "Trust"), Schroder Ventures (London) Limited, Schroder Ventures North America, Inc., SVIIT Investment Managers Limited and Schroder Ventures (Boston) Inc.

     The Company is filing this report to disclose information for the period from July 1, 2002, which was the beginning of the Company's fiscal year in 2002, through December 31, 2002, which the Company established as its new fiscal year end. The Company also established January 1, 2003 and December 31, 2003 as the beginning and end, respectively, of its current fiscal year.


Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable to this Transition Report on Form 20-F.

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable to this Transition Report on Form 20-F.

Item 3.  KEY INFORMATION

A.       Selected Financial Data

         Not applicable to this Transition Report on Form 20-F.

B.       Capitalization and Indebtedness

         Not applicable to this Transition Report on Form 20-F.

C.       Reasons for the Offer and Use of Proceeds

         Not applicable to this Transition Report on Form 20-F.

D.       Risk Factors

         Not applicable to this Transition Report on Form 20-F.

Item 4.  INFORMATION ON SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC


A.       History and Development of the Company

         Not applicable to this Transition Report on Form 20-F.

B.       Business Overview

         Not applicable to this Transition Report on Form 20-F.

C.       Organizational Structure

         Not applicable to this Transition Report on Form 20-F.

D.       Property, Plants and Equipment

         Not applicable to this Transition Report on Form 20-F.


Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     This report reflects the change of the Company's fiscal year, which previously began on July 1 of each year and ended on June 30 of the following year. The Company's fiscal year now constitutes the period between January 1 and December 31 of each calendar year. In order to change its fiscal year, the Company ended the fiscal year that began on July 1, 2002 on December 31, 2002, resulting in a shortened fiscal year.

     The "Portfolio Activity for the Six Months to 31 December 2002," "New Fund Commitments," "Operating Review" and "Outlook" sections of the "Chairman and CEO's Statement" on Pages 4 and 5 of the Company's Report and Accounts December 2002 (the "Report and Accounts"), and the "Portfolio Review" on Pages 6 through 11 of the Report and Accounts, are incorporated herein by reference. Additional information follows.

A.       Operating Results

     During the period from July 1, 2002 to December 31, 2002, the Company received notices of Calls aggregating approximately GBP122.7 million, and received proceeds from dispositions of underlying investments of the Funds of approximately GBP104.5 million. During the same period, total realized gains on investments were GBP58.0 million, total unrealized losses on investments were GBP15.4 million, and total net loss on income was GBP2.2 million. In addition, the Company's total return per Ordinary Share was 39.21 pence.

B.       Liquidity and Capital Resources

     You should read this section in conjunction with the consolidated financial statements and the accompanying notes in "Item 17. Financial Statements" of this transition report. Historical results and percentage relationships set forth in
Item 17 and this section should not be taken as indicative of future operations of the Company. This Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are generally characterized by terms such as "believe," "anticipate," "expect" and "may." Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company's actual results could differ materially from those given in the forward-looking statements. All written and oral forward-looking statements made in connection with this transition report on Form 20-F that are attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the "Risk Factors" and other cautionary statements included in our annual report on Form 20-F (File No. 027336). The Company disclaims any obligation to update information contained in any forward-looking statement.

General

     The "Portfolio Activity for the Six Months to 31 December 2002," "New Fund Commitments" and "Operating Review" sections of the "Chairman and CEO's Statement" on Pages 4 and 5 of the Company's Report and Accounts, and the "Portfolio Review" on Pages 6 through 11 of the Report and Accounts, are incorporated herein by reference.

Commitments and Contingencies

     Fund Commitments. The "New Fund Commitments" section of the "Chairman and CEO's Statement" on Page 4 of the Report and Accounts and the "Fund Commitments" section of the "Portfolio Review" on Pages 10 through 11 of the Report and Accounts are incorporated herein by reference.

     Calls. As of December 31, 2002, the Company had uncalled commitments to funds in which it invests (the "Funds") of GBP293.4 million and may invest in other funds in the future. In connection with any investment in a Fund, the Company becomes subject to the obligation to pay future capital commitments, or Calls, related to the investment in that Fund. To the extent that the Company is required to meet Calls as a result of its investment in existing Funds, the Company's Board of Directors (the "Directors") expects to meet the Company's commitments to pay these Calls from the existing cash resources of the Company, the funds available under the Company's facility agreement, and from the proceeds of future distributions from its holdings in the Funds.

     For the period from July 1, 2002 to December 31, 2002, the Company received proceeds from dispositions of underlying investments in the Funds of approximately GBP104.5 million, which, together with existing cash resources of the Company, were sufficient to satisfy notices of Calls aggregating GBP122.7 million received during such period.

     Share Repurchases. At the Annual General Meeting of the Company held on November 26, 2002, the Company was authorized to purchase up to 15,329,628 Ordinary Shares (representing 14.99% of the Ordinary Shares in issue as of October 1, 2002). The minimum purchase price authorized to be paid per Ordinary Share is GBP1.00 and the maximum price is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share taken from the Official List for the five business days immediately preceding the purchase. During the period ended December 31, 2002, the authority was not utilized and the Directors will seek to renew the authority by special resolution at the Annual General Meeting, which is scheduled to be held on April 25, 2003.

     Borrowing Limitations and Policy. The Company's Articles of Association limit the Company's ability to borrow to an amount equal to the Company's
"adjusted capital and reserves" (as such term is defined in the Company's Articles of Association) unless otherwise authorized by an ordinary resolution of the shareholders. It is intended that total borrowings less cash and cash equivalents (excluding the bonds and their proceeds) will not exceed 40% of the Company's consolidated net assets.

     Facility Agreement. On March 16, 2001, the Company, Barings (Guernsey) Limited, as trustee of the Trust and the Royal Bank of Scotland plc (the "Bank") entered into a facility agreement (the "Facility Agreement") to permit borrowings of up to EUR225 million. The Facility Agreement is available for a five-year period, and may be extended for additional 12-month periods. The Company is obligated to pay, on a quarterly basis, an annual commitment fee on any undrawn and uncancelled amount outstanding from time to time between the date of the Facility Agreement and the termination date of the Facility Agreement. The Company expensed a fee of approximately GBP254,000 for the transition period from July 1, 2002 and December 31, 2002. The Company also has paid an arrangement fee of GBP146,000 to extend the Facility Agreement to March 16, 2007.

     The Facility Agreement is a multi-currency revolving loan facility with an available aggregate principal amount of up to EUR225 million. The Facility Agreement is on normal commercial terms (including representations, undertakings and events of default) and loans under the Facility Agreement bear interest at the rate of LIBOR or, in relation to any loan in euro, EURIBOR, plus mandatory costs, if any, and a margin of 0.75% annually (or 1% annually if any Default (as defined in the Facility Agreement) has occurred or is continuing or if Consolidated Gross Borrowings (as defined in the Facility Agreement) exceed 20% of Consolidated Adjusted Investment Assets (as defined in the Facility Agreement)). The Facility Agreement may be used to meet future Calls in respect of the Company's existing holdings in immature Funds, to make new investments or for general corporate purposes.

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

     As of December 31, 2002, there were no amounts outstanding under the Facility Agreement.

Issues of New Shares

     At the November 26, 2002 Annual General Meeting, the Directors, on behalf of the Company, were authorized to issue relevant securities and to issue equity securities as if the preemption provisions in Section 89(1) of the Companies Act did not apply. The Directors will seek to renew the following authorities at the Annual General Meeting, which is scheduled to be held on April 25, 2003:

1. To issue relevant securities up to an aggregate nominal amount of (a) GBP1,023,910 (equivalent to 1% of the Company's issued Ordinary Share capital as of March 21, 2003) in connection with the Company's Executive Share Option Plan 2001; and (b) GBP34,130,337 (equivalent to one-third of the Company's issued Ordinary Share capital as of March 21, 2003), and

2. To issue equity securities as if the preemption provisions in section 89(1) of the Companies Act did not apply (a) up to an aggregate nominal amount of GBP1,023,910 (equivalent to 1% of the Company's issued Ordinary Share capital as of March 21, 2003) in connection with the Company's Executive Share Option Plan 2001; (b) pursuant to rights issues and other preemptive issues; and (c) up to an aggregate nominal amount of GBP10,239,101 (equivalent to 10% of the Company's issued ordinary share capital as of March 21, 2003).

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

     In the  absence  of  unforeseen  circumstances,  the  Directors  expect  to distribute sufficient dividends from revenue profits to shareholders in accordance with this policy each year. The Directors did not recommend the payment of a final dividend for the period ended December 31, 2002, as the Company reported a deficit for the period in its revenue account.

Liquidity Requirements

     The Directors believe that capital resources and revenues of the Company, together with any new issuances of Ordinary Shares or borrowings that the Directors deem necessary under the Facility Agreement or other issues of equity or debt instruments, will be sufficient to fund the Company's short-term and long-term obligations relating to commitments, investments, proposed operations and required cash distributions to the holders of the Ordinary Shares.

C.       Research and Development, Patents and Licenses, etc.

         None.

D.       Trend Information

     The "Operating Review" section of the "Chairman and CEO's Statement" on Pages 4 and 5 of the Company's Report and Accounts, and the "Portfolio Review" on Pages 6 through 11 of the Report and Accounts, are incorporated herein by reference.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

         Not applicable to this Transition Report on Form 20-F.

B.       Compensation

         Not applicable to this Transition Report on Form 20-F.

C.       Director Practices

         Not applicable to this Transition Report on Form 20-F.

D.       Employees

         Not applicable to this Transition Report on Form 20-F.

E.       Share Ownership

         Not applicable to this Transition Report on Form 20-F.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

         Not applicable to this Transition Report on Form 20-F.

B.       Related Party Transactions

         Not applicable to this Transition Report on Form 20-F.

C.       Interests of Experts and Counsel

         Not applicable to this Transition Report on Form 20-F.

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

B.       Significant Changes

         Not applicable to this Transition Report on Form 20-F.

Item 9.  THE OFFER AND LISTING

         Not applicable to this Transition Report on Form 20-F.

A.       Plan of Distribution

         Not applicable to this Transition Report on Form 20-F.

B.       Markets

         Not applicable to this Transition Report on Form 20-F.

C.       Selling Shareholders

         Not applicable to this Transition Report on Form 20-F.

D.       Dilution

         Not applicable to this Transition Report on Form 20-F.

E.       Expenses of the Issue

         Not applicable to this Transition Report on Form 20-F.

Item 10. ADDITIONAL INFORMATION

A.       Share Capital

         Not applicable to this Transition Report on Form 20-F.

B. Memorandum and Articles of Association of Schroder Ventures International Investment Trust plc

         Not applicable to this Transition Report on Form 20-F.

C.       Material Contracts

         Not applicable to this Transition Report on Form 20-F.

D.       Exchange Controls

         Not applicable to this Transition Report on Form 20-F.

E.       Taxation

         Not applicable to this Transition Report on Form 20-F.

F.       Dividends and Paying Agents

         Not applicable to this Transition Report on Form 20-F.

G.       Statement by Experts

         Not applicable to this Transition Report on Form 20-F.

H.       Documents on Display

         Not applicable to this Transition Report on Form 20-F.

I.       Subsidiary Information

         Not applicable to this Transition Report on Form 20-F.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Not applicable to this Transition Report on Form 20-F.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable to this Transition Report on Form 20-F.

                                    PART II

Item 13. CONTINUED DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

Item 15. CONTROLS AND PROCEDURES

     (a) The Directors have identified significant strategic, investment-related, operational and service provider risks and have adopted a monitoring system to ensure that risk management and all aspects of internal controls are considered on a regular basis. The Company's Chief Executive Officer and Principal Financial Officer oversee the implementation of these controls and procedures on behalf of the Directors, who review the controls and procedures annually. These controls and procedures allow for information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934 to be reported on a timely basis to the Company's Chief Executive Officer, its Principal Financial Officer and the Directors. These controls and procedures were last evaluated by the Company's Chief Executive Officer and Principal Financial Officer on March 6, 2003, the date on which the Directors undertook their annual review of the effectiveness of the system of internal controls and procedures.

     (b) Based on the foregoing,  our Chief Executive  Officer and our Principal
Financial  Officer  concluded  that  the  Company's   disclosure   controls  and
procedures were effective.

     (c) There have not been significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses that required the Company to take any corrective actions.

Item 16. [RESERVED]

                                    PART III

Item 17. FINANCIAL STATEMENTS

     The financial statements required by Item 17 are included as follows on Pages F1 through F32 of this report.

Item 18. FINANCIAL STATEMENTS

         Not applicable to this Transition Report on Form 20-F.

Item 19. EXHIBITS

         The following exhibits are filed as a part of this transition report:


Exhibit Number  Exhibit Name



1.1             Memorandum of Association                                                                      *


1.2             Articles of Association, as adopted on December 5, 2000                                        *

2.1             Registrar and Paying Agency Agreement, dated November 21, 2001, between the Company,          ***
                The Law Debenture Trust Corporation p.l.c. and J.P. Morgan Chase Bank.

2.2             Listing Particulars, dated July 2, 2002                                                       ***

2.3             Trust Deed, dated November 21, 2001, between the Company and The Law Debenture Trust          ***
                Corporation p.l.c.

4.1             Deposit Agreement, dated November 30, 2000, between the Company and The Bank of New York      **

4.2             Share Purchase Agreement, dated March 16, 2001, between the Company and Schroder              **
                Ventures Limited

4.3             Stock Purchase Agreement dated April 5, 2001 between Schroder Venture Managers Inc. and       **
                Schroder Ventures (London) Limited

4.4             Services Agreement, dated March 16, 2001, between the Company and Schroder Ventures           **
                K.K. (Japan)

4.5             Services Agreement, dated March 16, 2001, between the Company and Schroder Capital            **
                Partners Limited (Asia)

4.6             Services Agreement, dated March 16, 2001, between the Company and Schroders &                 **
                Associates Canada Inc. (Canada)

4.7             Services Agreement, dated March 16, 2001, between the Company and Schroder Ventures           **
                Life Sciences Advisers Limited (Life Sciences)

4.8             Services Agreement, dated March 16, 2001, between the Company and Schroder Venture            **
                Partners LLC (U.S.)

4.9             Services Agreement, dated March 16, 2001, among the Company, Schroder Ventures (London)       **
                Limited and Schroder Ventures Europe BV

4.10            Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited          **
                and Schroder Ventures Limited

4.11            Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited          **
                and Schroder Ventures Investments Limited

4.12            Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited          **
                and Schroders plc

4.13            Fund of Funds Agreement, dated March 16, 2001, between Schroder Ventures (London)             **
                Limited and Schroder Investment Management (Ireland) Limited

4.14            Facility Agreement, dated March 16, 2001, between the Company and Barings (Guernsey)          **
                Limited and the Royal Bank of Scotland plc

4.15            The Executive Share Option Plan                                                               **

4.16            Investment Advisory Agreement, dated January 17, 2002, between Schroder Ventures              ***
                (London) Limited and Schroder Investment Management (Ireland) Limited



4.17            Investment Advisory Agreement, dated June 12, 2002, between Schroder Ventures (London)        ***
                Limited and Schroder Investment Management (Ireland) Limited

10.1            The Company's 2002 Report and Accounts                                                        ***

10.2            The Company's 2001 Report and Accounts                                                        ***

10.3            The Company's 2000 Report and Accounts                                                        ***

10.4            The Company's Report and Accounts December 2002                                              Filed
                                                                                                           herewith

21.1            List of Subsidiaries                                                                          **

99.1            Certifications                                                                               Filed
                                                                                                           herewith




* Incorporated herein by reference to the Company's 2000 annual report on Form 20-F, filed with the Commission on January 16, 2001

** Incorporated herein by reference to the Company's 2001 annual report on Form 20-F, filed with the Commission on November 8, 2001

*** Incorporated herein by reference to the Company's 2002 annual report on Form 20-F, filed with the Commission on December 20, 2002

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.



                                     SCHRODER VENTURES INTERNATIONAL INVESTMENT
                                     TRUST plc
                                     (Registrant)


                                      By:   /s/ JOHN SPEDDING
                                           ------------------------------------
                                           John Spedding, for and on behalf of
                                           Schroder Investment Management
                                           Limited, Secretaries



Date: April 2, 2003

                                 CERTIFICATIONS

I, Nicholas Ferguson, certify that:

1. I have reviewed this transition report on Form 20-F of Schroder Ventures International Investment Trust plc;

2. Based on my knowledge, this transition report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this transition report;

3. Based on my knowledge, the financial statements, and other financial information included in this transition report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this transition report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this transition report is being prepared;

    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this transition report (the "Evaluation Date"); and

    c. presented in this transition report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this transition report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: April 2, 2003                        By:     /s/ NICHOLAS FERGUSON
                                                   -------------------------
                                                   Nicholas Ferguson
                                                   Chief Executive Officer

I, Christopher Morris, certify that:

1. I have reviewed this transition report on Form 20-F of Schroder Ventures International Investment Trust plc;

2. Based on my knowledge, this transition report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this transition report;

3. Based on my knowledge, the financial statements, and other financial information included in this transition report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this transition report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this transition report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this transition report (the "Evaluation Date"); and

     c. presented in this transition report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this transition report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: April 2, 2003                                By: /s/ CHRISTOPHER MORRIS
                                                   ----------------------------
                                                   Christopher Morris
                                                   Principal Financial Officer

                                                Commission file number 0-27336


                                  EXHIBIT INDEX


Exhibit Number                                        Exhibit Name

1.1             Memorandum of Association                                                                      *

1.2             Articles of Association, as adopted on December 5, 2000                                        *

2.1             Registrar and Paying Agency Agreement, dated November 21, 2001, between the Company,          ***
                The Law Debenture Trust Corporation p.l.c. and J.P. Morgan Chase Bank.

2.2             Listing Particulars, dated July 2, 2002                                                       ***

2.3             Trust Deed, dated November 21, 2001, between the Company and The Law Debenture Trust          ***
                Corporation p.l.c.

4.1             Deposit Agreement, dated November 30, 2000, between the Company and The Bank of New York      **

4.2             Share Purchase Agreement, dated March 16, 2001, between the Company and Schroder              **
                Ventures Limited

4.3             Stock Purchase Agreement dated April 5, 2001 between Schroder Venture Managers Inc. and       **
                Schroder Ventures (London) Limited

4.4             Services Agreement, dated March 16, 2001, between the Company and Schroder Ventures           **
                K.K. (Japan)

4.5             Services Agreement, dated March 16, 2001, between the Company and Schroder Capital            **
                Partners Limited (Asia)

4.6             Services Agreement, dated March 16, 2001, between the Company and Schroders &                 **
                Associates Canada Inc. (Canada)

4.7             Services Agreement, dated March 16, 2001, between the Company and Schroder Ventures           **
                Life Sciences Advisers Limited (Life Sciences)

4.8             Services Agreement, dated March 16, 2001, between the Company and Schroder Venture            **
                Partners LLC (U.S.)

4.9             Services Agreement, dated March 16, 2001, among the Company, Schroder Ventures (London)       **
                Limited and Schroder Ventures Europe BV

4.10            Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited          **
                and Schroder Ventures Limited

4.11            Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited          **
                and Schroder Ventures Investments Limited

4.12            Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited          **
                and Schroders plc

4.13            Fund of Funds Agreement, dated March 16, 2001, between Schroder Ventures (London)             **
                Limited and Schroder Investment Management (Ireland) Limited

4.14            Facility Agreement, dated March 16, 2001, between the Company and Barings (Guernsey)          **
                Limited and the Royal Bank of Scotland plc

4.15            The Executive Share Option Plan                                                               **

4.16            Investment Advisory Agreement, dated January 17, 2002, between Schroder Ventures              ***
                (London) Limited and Schroder Investment Management (Ireland) Limited

4.17            Investment Advisory Agreement, dated June 12, 2002, between Schroder Ventures (London)        ***
                Limited and Schroder Investment Management (Ireland) Limited

10.1            The Company's 2002 Report and Accounts                                                        ***

10.2            The Company's 2001 Report and Accounts                                                        ***

10.3            The Company's 2000 Report and Accounts                                                        ***

10.4            The Company's Report and Accounts December 2002                                              Filed
                                                                                                           herewith

21.1            List of Subsidiaries                                                                          **

99.1            Certifications                                                                               Filed
                                                                                                           herewith

* Incorporated herein by reference to the Company's 2000 annual report on Form 20-F, filed with the Commission on January 16, 2001

** Incorporated herein by reference to the Company's 2001 annual report on Form 20-F, filed with the Commission on November 8, 2001

*** Incorporated herein by reference to the Company's 2002 annual report on Form 20-F, filed with the Commission on December 20, 2002

Schroder Ventures International Investment Trust plc

CONSOLIDATED STATEMENT OF TOTAL RETURN
(Incorporating The Revenue Account)




                                                                     For the six months ended
                                                                        December 31 2002
                                                   Notes           Revenue   Capital     Total
                                                                    GBP000    GBP000     GBP000
  Realised gains on investments                      12                 -     57,997     57,997
  Unrealised losses on investments                   12                 -   (15,420)   (15,420)
  Gains on investments                                                  -     42,577     42,577
  Foreign exchange losses on loans                                      -      (901)      (901)
  Foreign exchange (losses)/gains on currency                        (17)        591        574
  balances
  Income                                              2             3,385          -      3,385
  Expenses                                            3           (4,065)          -    (4,065)
  Net (deficit)/return before finance costs and                     (697)     42,267     41,570
  taxation
  Interest payable and similar charges                7           (1,523)          -    (1,523)
  Net (deficit)/return on ordinary activities                     (2,220)     42,267     40,047
  before taxation
  Tax on ordinary activities                          8                36          -         36
  (Deficit)/return on ordinary activities after                   (2,184)     42,267     40,083
  tax for the period
  Minority interest - equity                                          (1)         23         22
  (Deficit)/return on ordinary activities after                   (2,185)     42,290     40,105
  tax and minority interest for the period
  attributable to equity shareholders (1)
  Dividends :
  No final dividend                                   9                -          -          -
  (Deficit)/surplus transferred (from)/to                         (2,185)     42,290     40,105
  reserves
  Return per ordinary share                          10           (2.14)p     41.35p     39.21p
  Return per ordinary share - diluted                10           (2.14)p     41.35p     39.21p


The revenue column of this statement is the consolidated profit and loss account of the group. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the six months.

(1) A summary of the significant adjustments to return on ordinary activities after tax and minority interest for the year attributable to equity shareholders that would be required had US generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in note 30.

The notes to the accounts form an integral part of these accounts.

                                       F1


Schroder Ventures International Investment Trust plc

CONSOLIDATED BALANCE SHEET


                                                                                              At December 31
                                                                                                        2002
                                                                                     Notes            GBP000
TANGIBLE FIXED ASSETS                                                                   11               282

FIXED ASSET INVESTMENTS

Funds and co-investments                                                             12/13           483,959
Money market instruments                                                             12/13            13,911

                                                                                                     497,870

CURRENT ASSETS
Debtors                                                                                 14             4,490
Cash at bank and short-term deposits                                                                   4,887

                                                                                                       9,377


CURRENT LIABILITIES
Creditors: amounts falling due within one year                                          15             4,783

NET CURRENT ASSETS                                                                                     4,594

TOTAL ASSETS LESS CURRENT LIABILITIES                                                                502,746

Creditors: amounts falling due after more than one year                                 16            39,201

Minority interest - non-equity                                                                           100
Minority interest - equity                                                                               253


NET ASSETS                                                                                           463,192


CAPITAL AND RESERVES
Called up share capital                                                                 18           102,266
Share premium account                                                                   19             7,453
Capital redemption reserve                                                              20             3,204
Share purchase reserve                                                                  21            92,054
Capital reserve                                                                         22           258,995
Revenue reserve                                                                         23             (780)


EQUITY SHAREHOLDERS' FUNDS (1)                                                         24           463,192


Net asset value per ordinary share - undiluted                                          25            452.9p
                                                                                        25            445.8p
- diluted

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

                                       F2

Schroder Ventures International Investment Trust plc

CONSOLIDATED CASH FLOW STATEMENT


                                                                                            For the six months
                                                                                                         ended
                                                                                             December 31, 2002
                                                                                  Notes                 GBP000

           OPERATING ACTIVITIES
           Income received from investments                                                                 440
           Bank interest received                                                                           228
           Investment advisory fee income received                                                        1,857
           Administrative expenses paid                                                                 (2,433)

           Net cash inflow from operating activities                                26                       92

           RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
           Interest paid                                                                                (1,801)
           Loan facility finance costs                                                                    (634)
           Net cash outflow from returns on investments
           and servicing of finance                                                                     (2,435)
           TAXATION
           Overseas tax suffered                                                                           (24)
           Total tax paid                                                                                  (24)
           CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
           Purchase of money market instruments                                                       (127,797)
           Purchase of tangible fixed assets                                                               (34)
           Sale of money market instruments                                                             144,494
           Calls paid                                                                                 (122,677)
           Capital distributions received                                                               104,510
                                                                                                        (1,504)
           Net cash outflow from capital expenditure and financial investment
           EQUITY DIVIDENDS PAID
           Dividends                                                                                          -
           Total dividends paid                                                                               -
           FINANCING
           Drawdown from loan facility                                                                   25,110
           Repayment of loan facility                                                                  (26,011)
           Issue and listing costs of convertible bonds                                                   (218)
           Net cash outflow from financing                                                              (1,119)
           NET CASH OUTFLOW                                                                             (4,990)


                                       F3

Schroder Ventures International Investment Trust plc


RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
                                                                                                     For the six months
                                                                                                                  ended
                                                                                                      December 31, 2002
                                                                                            Notes                GBP000

  Decrease in cash during the period                                                                             (4,990)
  Realised exchange gains on currency balances                                                                       574
  Increase in convertible bonds                                                                                     (49)
  Change in net debt                                                                                             (4,465)
  Net debt at the beginning of the period                                                                       (29,849)
  Net debt at the end of the period                                                             27              (34,314)



The significant differences between the cash flow statements presented above and that required under US generally accepted accounting principles are set out in note 30.

The notes to the accounts form an integral part of these accounts.


                                       F4

Schroder Ventures International Investment Trust plc

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


                                       F5

Schroder Ventures International Investment Trust plc

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

         (4) Where the company is profitable and performing satisfactorily, on the basis of earnings (A) capitalised at an appropriate price-earnings multiple (B):

                  (A) The earnings of the investee company will be based on the latest audited accounts or management accounts where appropriate; and

                  (B)      The price-earnings multiple:

                           - Will take into account the capital and debt structure of the investee company

                           - - Will be based on either comparable company or industry multiples taken from the relevant stock exchange

                           - Will be subject to a minimum discount of 25 per cent to reflect risk, the illiquidity of the investment and the approximate nature of a valuation based on earnings unless early realisation is expected in which case a smaller discount will be applied.

               (iii)    Unquoted loan stock and preference shares

         Loan stock and preference shares will be valued at cost plus any accrued interest and redemption premia less, in cases where the investee company is performing significantly below expectations, any provisions in incremental tranches of 25 per cent.

               (iv)     Carried interest and management fees

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


                                       F6

Schroder Ventures International Investment Trust plc

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

         (h)       Taxation

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

                                       F7

Schroder Ventures International Investment Trust plc


2.       INCOME
                                                                                                    For the
                                                                                          six  months ended
                                                                                                December 31
                                                                                                       2002
                                                                                                     GBP000

Income from money market instruments                                                                    267
Income from Funds and co-investments                                                                    153
Interest receivable and similar income                                                                  249
Income from investment advisory services                                                              2,716

                                                                                                      3,385


Income arises mainly from UK assets or operations.

3.       EXPENSES
                                                                                                    For the
                                                                                          six  months ended
                                                                                                December 31
                                                                                                       2002
                                                                                                     GBP000

Fees payable to Schroder Investment Management Ltd                                                      192
(note 28)
Directors' remuneration (note 4)                                                                        885
Staff costs (note 5)                                                                                  1,746
Depreciation (note 11)                                                                                   45
General expenses                                                                                      1,146
Auditors' remuneration
- audit                                                                                                  28
- non-audit                                                                                              23

                                                                                                      4,065



                                       F8

Schroder Ventures International Investment Trust plc

4.       DIRECTORS' REMUNERATION

                                                                                                    For the
                                                                                          six  months ended
                                                                                                December 31
                                                                                                       2002
                                                                                                     GBP000

JJ McLachlan                                                                                             38
NEH Ferguson                                                                                            467
CJ Govett                                                                                                12
AJ Habgood                                                                                               12
EW Koning                                                                                                11
D Raeburn                                                                                                12
AF Sykes                                                                                                 10
AC Williams                                                                                             323

                                                                                                        885

The  amounts  shown above do not  include  any  payments or rights to  pensions.
Further  details on  Directors'  emoluments  are  contained in the  Remuneration
Report within the attached December 31, 2002 Report and Accounts. As shown above, Nicholas Ferguson is the highest paid director.


5.       STAFF COSTS
                                                                                                    For the
                                                                                          six  months ended
                                                                                                December 31
                                                                                                       2002
                                                                                                     GBP000

Salaries and other remuneration                                                                       1,401
Social security costs                                                                                   237
Pension costs (note 6)                                                                                  108

                                                                                                      1,746


                                       F9

Schroder Ventures International Investment Trust plc

5.   STAFF COSTS (continued)


The Company has no employees. The average number of employees employed by subsidiary undertakings was:

                                                                                                   For the
                                                                                         six  months ended
                                                                                               December 31
                                                                                                      2002
                                                                                                    Number

Full-time employees                                                                                     20
Seconded staff                                                                                           4

                                                                                                        24

6.       PENSION COSTS

The charge for pension costs comprises:                                                            For the
                                                                                         six  months ended
                                                                                               December 31
                                                                                                      2002
                                                                                                    GBP000

Defined benefit schemes                                                                                 29
Money purchase schemes                                                                                  79

                                                                                                       108


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

In accordance with FRS 17, the scheme is accounted for as a defined contribution scheme on the basis that the Group is unable to identify its share of the underlying assets and liabilities of the Scheme at the balance sheet date. Further details of the Scheme can be found in the Annual Report and Accounts of Schroders plc. In particular, the Scheme had 858 active members at December 31, 2001, and the accounts of Schroders plc disclosed a net pension asset less prepayment in respect of the Scheme of GBP38.4million, calculated under FRS 17 based on interim valuations prepared by independent qualified actuaries. This is the latest available published information. The Annual Report and Accounts of Schroders plc for the year ended 31 December 2002 is expected to be sent to shareholders before the end of March 2003. However, they have already announced a deficit of GBP10.9 million for the Scheme at 31 December 2002.


                                      F10

7.       INTEREST PAYABLE AND SIMILAR CHARGES

                                                                                                     For the
                                                                                           six  months ended
                                                                                                 December 31
                                                                                                        2002
                                                                                                      GBP000

Convertible bond interest                                                                                900
Convertible bond - amortisation of issue costs                                                            45
Loan facility finance costs                                                                              577
Other interest                                                                                             1

                                                                                                       1,523



8.       TAXATION

(a) The charge for taxation for the period is made up as follows:                                    For the
                                                                                           six  months ended
                                                                                                 December 31
                                                                                                        2002
                                                                                                      GBP000
Current Tax
Corporation tax                                                                                            -
Less: relief for overseas tax                                                                              -

                                                                                                           -
Overseas tax                                                                                               8
Prior year adjustment                                                                                    (44)

Total current tax (note 8(b))                                                                             (36)

Deferred Tax
Deferred tax - prior year adjustment                                                                       -

Total deferred tax                                                                                         -

Total tax benefit                                                                                         (36)


There are no profits chargeable to corporation tax in the current period. Excess management expenses relating to the venture fund investments are available to set against the taxable income of the Company. These excess management expenses are included within the investments in venture funds in the balance sheet of the Company and are not reflected in the Company's revenue account.

If in a future year in relation to the venture fund investments, income exceeds expenses, the taxation charge to the Company's revenue account will include tax on this excess with a suitable note by way of explanation.

                                      F11

Schroder Ventures International Investment Trust plc

8.   TAXATION (continued)


(b) Factors affecting current tax charge for the period:
                                                                                                      For the
                                                                                            six  months ended
                                                                                                  December 31
                                                                                                         2002
                                                                                                       GBP000

Deficit before taxation                                                                                (2,220)

Corporation tax at 30%                                                                                   (666)

Effects of:
Overseas taxation written off                                                                               8
Non deductible expenses                                                                                     8
Unutilised current period expenses carried forward                                                        625
Other timing differences                                                                                    61
Income of subsidiary not taxable                                                                          (28)
Prior year adjustment - corporation tax                                                                   (44)

Current tax credit for the period (note 8(a))                                                            (36)


(c) Factors affecting future tax charges

The Group currently has and expects to generate surplus tax losses. A deferred tax asset in respect of these surplus losses is not recognised because their utilisation is considered unlikely in the foreseeable future.


9.       DIVIDENDS
                                                                                                      For the
                                                                                            six  months ended
                                                                                                  December 31
                                                                                                         2002
                                                                                                       GBP000

No final dividend                                                                                           -


                                      F12

Schroder Ventures International Investment Trust plc

  10.     RETURN PER ORDINARY SHARE

                                                                                      For the six months ended
                                                                                         December 31, 2002
  GROUP                                                                     Revenue                    Capital    Total
  Return per ordinary share - basic                                         (2.14)p                     41.35p   39.21p
  Return per ordinary share - diluted                                       (2.14)p                     41.35p   39.21p



The basic revenue return per ordinary share is based on the net deficit on ordinary activities after taxation and minority interest of GBP2,185,000 and on 102,265,699 ordinary shares being the weighted average number of shares in issue during the period. The capital return per ordinary share is based on the net return for the six months of GBP42,290,000 and on 102,265,699 ordinary shares being the weighted average number of shares in issue during the period.

The diluted returns per ordinary share for the six months ended December 31, 2002 have been calculated in accordance with FRS14 under which the GBP40 million 4.5% convertible bonds are regarded as dilutive if, on conversion, the increased returns attributable to equity shareholders arising from interest saved (less taxation), divided by the increased weighted average number of shares, are less than the basic returns per ordinary share. These calculations assume that conversion of dilutive potential ordinary shares takes place on December 31, 2002, at an exercise price of 399p. Based on the average fair value for the Company's shares of 328.3p for the six month period ending December 31, 2002. There are no potential dilutive ordinary shares in respect of the convertible bonds.

The diluted returns per ordinary share have also been calculated assuming the exercise of all potential dilutive ordinary shares arising from the share options in issue (see note 18). On this basis, the weighted average number of options exercisable during the six months would have been nil, and therefore the options do not have a dilutive effect on the returns during the six months.

                                      F13

Schroder Ventures International Investment Trust plc

11.      TANGIBLE FIXED ASSETS

                                                                                      Telecom-
                                                                                   munications
                                                     Leasehold        Computer      and office
                                                  improvements       equipment       equipment          Total
                                                        GBP000          GBP000          GBP000         GBP000
 Cost
 At  July 1, 2002                                          144             128              89            361
 Additions                                                   7              16              11             34
 Disposals                                                   -               -               -              -
 Exchange translation adjustments                          (1)             (2)             (1)            (4)

 At  December 31, 2002                                     150             142              99            391

 Depreciation
 At  July 1, 2002                                           23              32              10             65
 Charge for the period                                      12              22              11             45
 Disposals                                                   -               -               -              -
 Exchange translation adjustments                            -             (1)               -            (1)

 At  December 31, 2002                                      35              53              21            109

 Net Book Value
 At  December 31, 2002                                     115              89              78            282

 At  July 1, 2002                                          121              96              79            296



12.      INVESTMENTS


                                                          For the six months ended December 31, 2002

                                                                Funds and       Money market            Total
                                                           co-investments        instruments        portfolio

                                                                   GBP000             GBP000           GBP000

 Cost brought forward                                             486,785             30,944          517,729
 Unrealised loss brought forward                                  (63,962)                56          (63,906)

 Valuation at the beginning of the period                         422,823             31,000          453,823
 Calls and purchases payable                                      122,677            127,797          250,474
 Distributions and sales receivable                              (104,510)          (144,494)        (249,004)
 Realised gain/(loss) for the period                               58,425              (428)           57,997
 Unrealised (loss)/gain for the period                            (15,456)                36          (15,420)

 Valuation carried forward                                        483,959             13,911          497,870


                                      F14

Schroder Ventures International Investment Trust plc

12.  INVESTMENTS (continued)



Gains on investments
                                                                                          For the six months
                                                                                                       ended
                                                                                                December 31,
                                                                                                        2002

Realised gain on investments based on historical cost                                                 89,641
Less: amounts recognised as unrealised in previous year                                              (31,644)


Realised gain based on carrying value at previous balance sheet date                                  57,997
Net movement in unrealised gains                                                                     (15,420)

Total gains on investments                                                                            42,577


                                      F15

Schroder Ventures International Investment Trust plc

13.      GEOGRAPHICAL ANALYSIS OF INVESTMENTS

                                                                                        At December 31,  2002
                                                                                                       GBP000
Funds and co-investments
Europe
United Kingdom                                                                                         13,344
France                                                                                                    488
Germany                                                                                                 8,496
Italy                                                                                                   1,642
Spain                                                                                                     930
Pan Europe                                                                                            315,253

Total Europe                                                                                          340,153

Asia
Asia Pacific                                                                                           37,800
Japan                                                                                                  15,918

Total Asia                                                                                             53,718

North America
Canada                                                                                                 26,524
United States*                                                                                         63,564

Total Americas                                                                                         90,088

Total Funds and co-investments                                                                        483,959



* Schroder Ventures International Life Sciences Funds I and II and International Life Sciences Fund III have been included within the United States.

All funds held by the Group are unlisted. However, some of the underlying companies held within those Funds are listed. Included in the value of total Funds and co-investments of GBP483,959,000 are listed investments amounting to GBP26,081,000.


                                                                                         At December 31, 2002
                                                                                                       GBP000
Money Market Instruments
Sterling denominated                                                                                   10,000
Euro denominated                                                                                        3,911

Total Money Market Instruments                                                                         13,911

Total Investment Portfolio                                                                            497,870


                                      F16

Schroder Ventures International Investment Trust plc

13.      GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)

Significant interests in investment funds
Details of the Group's investments are shown in the list of investments below. All of these funds are managed or advised by Schroder Ventures or Permira.


                                                              Original      SVIIT's     Value of    SVIIT's
                                                      Year        Life      Holding      SVIIT's        Net
                                                    formed     (years)  in the fund      Holding     Assets
                                                                                  %       GBP000          %

ASIA

Asia Pacific Trust
Formed to invest in equity and near-
equity investments in the high growth
economies of the Asia Pacific region.
This trust has been in liquidation since
1998.                                                 1990          8*          6.4          920        0.2

Asia Pacific Fund II
Established to make equity and near-
equity investments in buy-outs, buy-ins,
development capital businesses and
turnarounds, principally in the Asia
Pacific region with an emphasis on
Australia, China, Hong King, India
Indonesia, Malaysia, Singapore and Thailand.          1994          10         14.0        9,661        2.1

Schroder Ventures Asia Pacific Fund
Established to make equity or near equity
investments in companies that have
significant exposure to the Asia Pacific
region.  The fund focuses principally on
management buy-outs and buy-ins, financial
acquisitions and larger development capital
opportunities.                                        1999          10         29.9       26,208        5.7

Co-investments with Asia Pacific Fund II
and Schroder Ventures Asia Pacific Fund                                                    1,011        0.2

The Japan Venture Fund II
Formed to invest in Japanese businesses
with potential for capital growth.                    1990         10*         13.7        2,056        0.4

The Japan Venture Fund III
Established to invest directly or
indirectly in equity and near equity
investment in a diversified portfolio of
early stage, or development capital
investments in leveraged and management
buy-outs and buy-ins principally in Japan.            1997          10         20.3       13,862        3.0

Total Asia                                                                               53,718       11.6


                                      F17

Schroder Ventures International Investment Trust plc


13.  GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)
                                                              Original      SVIIT's     Value of    SVIIT's
                                                      Year        Life      Holding      SVIIT's        Net
                                                    formed     (years)  in the fund      Holding     Assets
                                                                                  %       GBP000          %
CONTINENTAL EUROPE

Permira Europe I
The first $1 billion fund raised for equity
investment in Europe focusing on large and
medium-sized leveraged buy-out
opportunities.                                        1997          10         22.0       67,925       14.7

Permira Europe II
Formed as the successor to Permira Europe
I, the fund will focus on European Buy-Outs
and Buy-Ins, in addition to growth capital
investments.                                          2000          10         22.7      247,328       53.4

Permira France I
The fund's policy was to invest in
leveraged buy-outs and development capital
businesses primarily in France.  The fund
was put into liquidation in December 1999.            1989         10*         39.8          375        0.1

Permira France Venture I
Formed with a policy of investing in
development capital opportunities,
principally in France.                                1992         10*         19.0          113        0.0

Permira German Buy-Outs
Established to invest in buy-outs of
companies in Germany and some of it's
neighbouring countries.                               1986         10*         29.7        6,114        1.3

Permira German Buy-Outs 1992
Established to invest in a diverse
portfolio of  buy-outs, buy-ins,
development capital businesses and
turnarounds, principally in Germany,
Austria and Switzerland.                              1991         10*         19.4        2,382        0.5

Permira Italy II
Established  to make equity and near-
equity investments in buy-outs and buy-ins,
including development capital businesses,
principally in Italy.                                 1993          10         21.0        1,642        0.4

The Spanish Venture Fund
Established with a policy of investing in
leveraged buy-outs and development capital
businesses in Spain.                                  1990         10*         23.2          930        0.2



Total Continental Europe                                                                 326,809       70.6


                                      F18

Schroder Ventures International Investment Trust plc


13.  GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)

                                                               Original       SVIIT's     Value of      SVIIT's
                                                       Year        Life       Holding      SVIIT's          Net
                                                     formed     (years)   in the fund      Holding       Assets
                                                                                    %       GBP000            %
UNITED KINGDOM

Permira UK III
Established as Permira's third buy-out fund
in the United Kingdom to invest in equity
and near-equity investments in buy-outs,
buy-ins, development capital businesses and
turnarounds                                            1993           10         18.8       10,706         2.4

Permira UK Venture III
Established to invest in a diversified
portfolio of venture or development capital
businesses and buy-outs principally in the
United Kingdom.                                        1990          10*          8.7          588         0.1

Permira UK Venture IV
Established to follow the policies of the
fully invested Permira UK III.                         1995           10          4.2        2,050         0.4


Total United Kingdom                                                                       13,344         2.9


NORTH AMERICA

Schroder Canadian Buy-Out Fund II
Established to invest in buy-outs and
development capital opportunities,
principally in Canada.                                 1994           10         22.6        9,334         2.0

Schroder Canadian Buy-Out Fund III
Established to invest in buy-outs, buy-ins,
leveraged build-ups and development capital
opportunities in Canada.                               2000           10         26.6        3,193         0.7

Co-investments with Schroder Canadian
Buy-out Funds II and III                                                                    13,997         3.0

Schroder Ventures International Life
Sciences Fund
Established to invest in life sciences
companies principally in the United States,
the United Kingdom and Continental Europe.             1993           10          6.8        1,688         0.4


                                      F19

Schroder Ventures International Investment Trust plc


13.  GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)
                                                                Original      SVIIT's     Value of     SVIIT's
                                                       Year         Life      Holding      SVIIT's         Net
                                                     formed      (years)  in the fund      Holding      Assets
                                                                                    %       GBP000           %
NORTH AMERICA  (continued)

Schroder Ventures International Life
Sciences Fund II
Established as a successor to Schroder
Ventures International Life Sciences Fund,
to invest in a diversified portfolio of
life sciences companies principally in the
United States and Europe.  The majority of
these investments will be in early stage
opportunities.                                         1999           10         29.2       38,094         8.1

International Life Sciences Fund III
The successor to Schroder Ventures
International Life Sciences Fund II,
established to invest in a diversified
portfolio of life sciences companies
principally in the United States and
Europe. The majority of these investments
will be early stage opportunities.                     2002           10         29.9        5,022         1.1

Schroder Ventures US Fund
Established to invest in larger development
capital and mid-sized buy-outs in the US,
with a particular focus on media,
telecommunications and technology sectors.             1999           10         30.0       18,760         4.1


Total North America                                                                          90,088        19.4

Total fund portfolio                                                                        483,959       104.5

Money market instruments                                                                     13,911         3.0

Total investments                                                                           497,870       107.5

Current assets less total liabilities                                                       (34,678)       (7.5)

Total net assets                                                                            463,192       100.0


*    The lives of these funds have been extended.

Note: Permira Italy I terminated during the period and is therefore excluded from the list of investments.


                                      F20

Schroder Ventures International Investment Trust plc


14.      DEBTORS

Amounts falling due within one year:                                                         At December 31
                                                                                                       2002
                                                                                                     GBP000

Accrued investment advisory fee income                                                                2,495
Interest receivable                                                                                      45
Prepayments and other debtors                                                                         1,950

                                                                                                      4,490


15.      CREDITORS

Amounts falling due within one year:                                                         At December 31
                                                                                                       2002
                                                                                                     GBP000

Interest payable and similar charges                                                                    219
Other creditors and accruals                                                                          4,564

                                                                                                      4,783

The group has in place a multicurrency revolving loan facility of EUR 225 million with the Royal Bank of Scotland. During the six months to December, the Company borrowed EUR38 million and US$2 million under the facility. The loans were fully repaid by December 31, 2002.

16.      CREDITORS

Amounts falling due after more than one year:                                                At December 31
                                                                                                       2002
                                                                                                     GBP000

4.5% Subordinated Convertible Bonds 2011                                                             40,000
Unamortised issue and listing costs (note 30)                                                          (799)


                                                                                                     39,201


Creditors due after more than one year comprise GBP40 million nominal of 4.5% subordinated convertible bonds which mature on November 20, 2011. These bonds are convertible, at any time, into ordinary shares at a conversion price of 399p per share. Following year end, GBP0.5 million nominal of bonds have been converted into 125,313 new shares.

In accordance with FRS4 "Capital Instruments", issue costs are charged to the revenue account over the term of the capital instrument.

FRS13 requires disclosure of the fair value of debt. The convertible bonds were listed on the London Stock Exchange, with UBS Warburg and Dresdner Kleinwort Wasserstein ("DKW") appointed as market makers. On December 31, 2002 the market makers were quoting a bid-offer spread of 75p to 125p. This equates to a fair valuation range of GBP30-50 million for the bonds in issue.

                                      F21

Schroder Ventures International Investment Trust plc

17.      CAPITAL COMMITMENTS

At December 31, 2002 the Group had uncalled commitments to its venture fund investments as follows:


                                                                                   Amount          Uncalled
                                                                                 uncalled       commitment*
                                                                         (local currency)         GBP million

International Life Sciences Fund III                                              $ 65.6m              40.8
Permira Europe I                                                                 EUR 6.9m               4.5
Permira Europe II                                                              EUR 287.3m             187.2
Schroder Canadian Buy-Out Fund II                                                 C$ 0.9m               0.4
Schroder Canadian Buy-Out Fund III                                               C$ 36.5m              14.3
Schroder Ventures Asia Pacific Fund                                               $ 34.9m              21.7
Schroder Ventures International Life Sciences Fund II                              $ 4.1m               2.5
Schroder Ventures US Fund                                                         $ 31.1m              19.3
The Japan Venture Fund III                                                     YEN 521.9m               2.7


Total                                                                                                 293.4



* Based on exchange rates at December 31, 2002.


18.      SHARE CAPITAL

                                                                                         For the six months
                                                                                                      ended
                                                                                          December 31, 2002

                                                                                                     GBP000
Authorised:
150,000,000 shares of GBP1.00 each                                                                  150,000
Allotted, called up and fully paid:
Opening balance of 102,265,699  shares of GBP1.00 each                                              102,266

Closing balance of 102,265,699  shares of GBP1.00 each
                                                                                                    102,266

                                      F22

Schroder Ventures International Investment Trust plc

18.      SHARE CAPITAL (continued)


Options over ordinary shares

During the six months ended December 31, 2002 no options were granted. Similarly no options were exercised during the six months and none lapsed. At December 31, 2002, 4,253,363 options to subscribe for ordinary shares were outstanding:



Issue date                                                                  Exercise price   December 31 2002
                                                                                 per share             Number

June 2001                                                                           410.0p          2,813,407
June 2001                                                                           405.5p             28,359
April 2002                                                                          335.0p             34,774
April 2002                                                                          334.5p          1,376,823

                                                                                                    4,253,363


19.      SHARE PREMIUM ACCOUNT

                                                                                                  For the six
                                                                                                 months ended
                                                                                            December 31, 2002

                                                                                                       GBP000

Balance brought forward and carried forward                                                             7,453


20.      CAPITAL REDEMPTION RESERVE
                                                                                          For the six  months
                                                                                                        ended
                                                                                            December 31, 2002

                                                                                                       GBP000


Balance brought forward and carried forward                                                             3,204



21.      SHARE PURCHASE RESERVE
                                                                                          For the six  months
                                                                                                        ended
                                                                                            December 31, 2002

                                                                                                       GBP000

Balance brought forward and carried forward                                                            92,054


                                      F23

Schroder Ventures International Investment Trust plc

22.      CAPITAL RESERVE


                                                                                                  For the six
                                                                                                 months ended
                                                                                            December 31, 2002

                                                                                                       GBP000

Realised gains brought forward                                                                        280,716
Realised gains on venture fund distributions                                                           58,425
Transfer on disposal                                                                                   31,644
Realised exchange losses on loans                                                                       (901)
Realised losses on currency balances                                                                      591
Realised exchange losses on sale of
money market instruments                                                                                (428)

Realised gains carried forward                                                                        370,047

Unrealised losses brought forward                                                                     (64,011)
Increase in unrealised losses on venture funds                                                        (15,456)
Transfer on disposal                                                                                  (31,644)
Increase in unrealised exchange gains on
money market instruments
                                                                                                           36
Minority interest - equity                                                                                 23

Unrealised losses carried forward                                                                    (111,052)

Balance carried forward                                                                               258,995



23.      REVENUE RESERVE
                                                                                                  For the six
                                                                                                 months ended
                                                                                            December 31, 2002

                                                                                                       GBP000

Balance brought forward                                                                                 1,405
Transfer to revenue account                                                                            (2,185)

Balance carried forward                                                                                 (780)



                                      F24

Schroder Ventures International Investment Trust plc

24.      RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS


                                                                                                  For the six
                                                                                                 months ended
                                                                                            December 31, 2002

                                                                                                       GBP000

Revenue deficit attributable to equity shareholders                                                    (2,185)
Dividends                                                                                                   -

                                                                                                       (2,185)
Non-distributable capital gain for the year                                                            42,290

Net addition to shareholders' funds                                                                    40,105
Shareholders' funds brought forward                                                                   423,087

Shareholders' funds carried forward                                                                   463,192


25.      NET ASSET VALUE PER ORDINARY SHARE

         Calculation of the net asset values per share are based on Group net assets of GBP463,192,000 and on 102,265,699 ordinary shares in issue at the balance sheet date.

         The Group diluted net asset values per share assume the GBP40 million convertible bonds are converted at the balance sheet date at an exercise price of 399p into 10,025,062 new shares.

         The Group diluted net asset values per share also assume that share options with a strike price lower than the undiluted net asset value per share are exercised at the balance sheet date. This results in the issue of an additional 4,253,363 ordinary shares (note 18) for consideration of GBP16,372,000.

         The calculation of the diluted net asset values per share are based on Group net assets of GBP519,564,000 and on 116,544,124 ordinary shares in issue at the balance sheet date.


26. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW / (OUTFLOW) FROM OPERATING ACTIVITIES

                                                                                            For the six  months
                                                                                                          ended
                                                                                              December 31, 2002
                                                                                                         GBP000

Net deficit before finance costs and taxation                                                            (697)
Foreign exchange losses charged to the revenue account                                                      17
Increase in accrued income                                                                               (861)
Increase in debtors                                                                                       (24)
Increase in creditors                                                                                    1,657


Net cash inflow from operating activities                                                                   92


                                      F25

Schroder Ventures International Investment Trust plc

27.      ANALYSIS OF CHANGES IN NET (DEBT)/FUNDS

                                                 At   Exchange gain on                                       At
                                        1 July 2002               cash         Cashflow        31 December 2002
                                             GBP000             GBP000           GBP000                  GBP000

Cash at bank                                  9,303                574          (4,990)                   4,887
Debt due:
Within one year                                   -                  -                -                       -
After more than one year                   (39,152)                  -             (49)                (39,201)


Net debt                                   (29,849)                574          (5,039)                (34,314)


                                      F26

Schroder Ventures International Investment Trust plc

28.      RELATED PARTY TRANSACTIONS

         The Company has appointed Schroder Investment Management Limited ("SIM"), a wholly owned subsidiary of Schroders plc, to provide Company secretarial and administrative services. Under the terms of this agreement, SIM is entitled to receive an annual fee equal to the greater of GBP75,000 or the aggregate of (i) 0.12% per annum of the first GBP50 million of net assets, (ii) 0.06% per annum of the next GBP50 million of such net assets and (iii) 0.04% of the remaining net assets. The agreement is subject to a 4 month notice period. The total fees, including VAT, paid or payable to SIM for these services in respect of the six months to December 31, 2002 were GBP144,000, all of which was outstanding at the balance sheet date. In addition, SIM receives fees for the provision of taxation services to the Company. The total fees paid or payable to SIM for these services in respect of the six months to December 31, 2002 was GBP15,000, of which GBP11,000 was outstanding at the balance sheet date.

         In consideration for its management of the Company's fixed interest portfolio, Schroder Investment Management (UK) Limited ("SIMUK") receives a fee based on the average value of the Company's month-end cash and fixed interest portfolio, excluding funds managed by SIMUK, calculated at the rate of 0.10% per annum on the first GBP75 million of assets, 0.05% on the next GBP75 million and 0.3% thereafter, subject to a minimum fee of GBP20,000 per annum. The total fees, including VAT, paid or payable for these services in respect of the six months to December 31, 2002 were GBP18,000, of which GBP29,000 was outstanding at the balance sheet date. At December 31, 2002, SVIIT held an investment of GBP10million in the Schroder Offshore Cash Fund.

         SIM has also provided investment trust dealing services. The total cost to the Company for this service, payable to Lloyds TSB Registrars, for the six months to December 31, 2002 was GBP12,000.

         On April 22, 2002, Schroders Ventures (London) Limited, a wholly owned subsidiary of Schroder Ventures International Investment Trust plc ("SVIIT"), assigned a debt in respect of a future revenue stream of GBP1million due from Schroder Investment Management (Ireland) Limited ("SIMIL") to SVIIT for a consideration of GBP1 million. During the six month period under review, GBP338,000 was repaid by SIMIL, leaving an outstanding debt of GBP662,000 at December 31, 2002. An additional GBP210,000 has been repaid after the balance sheet date.

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

                                      F27

Schroder Ventures International Investment Trust plc

RISK

         The following disclosures relating to the risks faced by the Company are provided in accordance with Financial Reporting Standard 13, "Derivatives and other financial instruments disclosures".

         Financial instruments and risk profile

         The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Schroder Ventures or Permira. These investments are typically illiquid. In addition, the Company holds money market instruments, cash and short-term deposits and various items such as debtors and creditors that arise directly from its operations. These financial instruments held by the Company are generally liquid.

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

         Interest rate risk

         The Company's revenue will be affected by changes in prevailing interest rates since the majority of its income derives from money market instruments and bank deposit interest. The effect of interest rate changes on the valuation of investments forms part of valuation risk, which is considered separately below.


Financial assets of the Group                  Floating       Fixed    Non-interest       Total
                                                   Rate        rate         bearing

                                                 GBP000      GBP000          GBP000      GBP000

Currency denomination of assets at
December 31, 2002:
Sterling                                         14,765           -          17,834      32,599
Euro                                              3,989           -         326,809     330,798
US dollar                                            31           -         101,364     101,395
Japanese yen                                          -           -          15,918      15,918
Canadian dollar                                      13           -          26,524      26,537

                                                 18,798           -         488,449     507,247


                                      F28

Schroder Ventures International Investment Trust plc

29.      RISK (continued)


         The floating rate assets consist of short-term deposits. The non-interest bearing assets represent the Funds and co-investments and other short-term debtors. There are no fixed rate assets.

         Financial liabilities of the Group

         The Company issued GBP40 million nominal of 10 year 4.5% subordinated convertible bonds in November 2001. The Company does not have any other borrowings at balance sheet date, although it does have in place a loan facility of EUR225 million with the Royal Bank of Scotland plc.

         The main risk arising from the Company's financial instruments is valuation risk. The Board reviews and agrees policy for managing this risk as summarised below. This policy has remained substantially unchanged since the launch of the Company.

         Valuation risk

         The Company's exposure to valuation risk comprises mainly movements in the value of its underlying investments. A breakdown of the venture fund portfolio is given in note 13. In accordance with the Company's accounting policies, all underlying investments are valued by the directors in accordance with the current guidelines issued by the British Venture Capital Association ("BVCA"), adopting the overriding BVCA principle that the value should be a fair one. The Company des not hedge against movements in the value of these investments. Uncertainty arises as a result of future changes in the valuation of the Company's underlying investments, the majority of which are unquoted, and the effect changes in exchange rates may have in the sterling value of these investments. Development Stage Equity Investments and Early Stage Equity
Investments, by their nature, involve uncertainty as to the ultimate value likely to be realised on the disposal of those investments, particularly as their unquoted nature means that a ready market may not exist for them.

         The Company's sensitivity to valuation risk will be affected by changes in levels of borrowing and liquidity, as approved by the Board. At December 31, 2002, a 10% movement in the valuation of the Group's venture fund portfolio would have resulted in a 10% change in net asset value per share.

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


                                      F29

Schroder Ventures International Investment Trust plc

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

         The following is a summary of the significant adjustments to shareholders' funds which would be required if US GAAP were to be applied instead of UK GAAP:


         Shareholders' funds
                                                                                                   Six months
                                                                                               ended December
                                                                                                      31 2002
                                                                                                       GBP000

Shareholders' funds as reported in the consolidated balance sheet
under UK GAAP                                                                                          463,192

Adjustments:
None                                                                                                         -


Shareholders' equity as adjusted to accord with US GAAP                                                463,192



                                      F30

Schroder Ventures International Investment Trust plc

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

       The categories of cash flows under US GAAP can be summarised as follows:


                                                         Six months ended
                                                         December 31 2002
                                                                   GBP000

Cash outflow from operating activities                             (2,367)
Cash outflow on investing activities                               (1,504)
Cash outflow from financing activities                             (1,119)

Decrease in cash and cash equivalents                             (4,990)
Exchange gain on cash balances                                        574
Cash and cash equivalents:
At the start of the period                                          9,303

At the end of the period                                            4,887




                                      F31