Form 20-F
SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC
filed 2004-07-13
CIK 1004623

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
                                   (Mark One)
         |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
            |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     For fiscal year ended December 31, 2003
                                       OR
          |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     For the transition period from __ to __

                         Commission File Number: 0-27336

                                 SVG Capital plc
             (Exact name of Registrant as Specified in Its Charter)
                                England and Wales
                         (Jurisdiction of Incorporation)

                               31 Gresham Street,
                            London, EC2V 7QA, England
                    (Address of Principal Executive Offices)
                       __________________________________

           Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:            Name of Each Exchange On Which Registered:
None                            Not Applicable

           Securities registered pursuant to Section 12(g) of the Act:

Title of Class:                Ordinary Shares of GBP1 each

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 112,655,174 Ordinary shares of GBP1 each

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 |X| Yes |_| No

Indicate by check mark which financial statement item the registrant has elected to follow:

                            |X| Item 17 |_| Item 18

                                 SVG Capital plc
                           Annual Report on Form 20-F
                            for the fiscal year ended
                                December 31, 2003

                                TABLE OF CONTENTS



Item                                                                                                    Page No.

PART I........................................................................................................1

Item 1.      Identity of Directors, Senior Management and Advisers............................................1

Item 2.      Offer Statistics and Expected Timetable..........................................................1

Item 3.      Key Information..................................................................................1

A.       Selected Financial Data..............................................................................1

B.       Capitalization and Indebtedness......................................................................4

C.       Reasons for the Offer and Use of Proceeds............................................................4

D.       Risk Factors.........................................................................................4

Item 4.     Information on the Company........................................................................6

A.       History and Development of the Company...............................................................6

B.       Business Overview....................................................................................8

C.       Organizational Structure............................................................................18

D.       Property, Plants and Equipment......................................................................18

Item 5.     Operating and Financial Review and Prospects.....................................................18

A.       Operating Results...................................................................................18

B.       Liquidity and Capital Resources.....................................................................20

C.       Research and Development, Patents and Licenses, etc.................................................25

D.       Trend Information...................................................................................26

E.       Off-Balance Sheet Arrangements......................................................................26

F.       Tabular Disclosure of Contractual Arrangements......................................................26

G.       Safe Harbor.........................................................................................27

Item 6.     Directors, Senior Management and Employees.......................................................27

A.       Directors and Senior Management.....................................................................27

B.       Compensation........................................................................................27

C.       Board Practices.....................................................................................30

D.       Employees...........................................................................................32

E.       Share Ownership.....................................................................................32



Item 7.     Major Shareholders and Related Party Transactions................................................32

A.       Major Shareholders..................................................................................32

B.       Related Party Transactions..........................................................................34

C.       Interests of Experts and Counsel....................................................................34

Item 8.     Financial Information............................................................................34

A.       Consolidated Statements and Other Financial Information.............................................34

B.       Significant Changes.................................................................................35

Item 9.     The Offer and Listing............................................................................35

A.       Offer and Listing Details...........................................................................35

B.       Plan of Distribution................................................................................36

C.       Markets.............................................................................................36

D.       Selling Shareholders................................................................................36

E.       Dilution............................................................................................37

F.       Expenses of the Issue...............................................................................37

Item 10.    Additional Information...........................................................................37

A.       Share Capital.......................................................................................37

B.       Memorandum and Articles of Association of SVG Capital plc...........................................37

C.       Material Contracts..................................................................................42

D.       Exchange Controls...................................................................................43

E.       Taxation............................................................................................44

F.       Dividends and Paying Agents.........................................................................49

G.       Statement by Experts................................................................................49

H.       Documents on Display................................................................................49

I.       Subsidiary Information..............................................................................49

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.......................................49



Item 12     Description of Securities other than Equity Securities...........................................49

PART II......................................................................................................50

Item 13.    Defaults, Dividend Arrearages and Delinquencies..................................................50

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.....................50

Item 15.    Controls and Procedures..........................................................................50

Item 16.     [Reserved]......................................................................................50

Item 16A.      Audit Committee Financial Expert..............................................................50

Item 16B.      Code of Ethics................................................................................50

Item 16C.      Principal Accountant Fees and Services........................................................50

Item 16D.      Exemptions from the Listing Standards for Audit Committees....................................51

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers........................51

PART III.....................................................................................................52

Item 17.    Financial Statements.............................................................................52

Item 18.    Financial Statements.............................................................................52

Item 19.    Exhibits.........................................................................................52

Unless otherwise indicated herein, all information in this annual report is presented as of December 31, 2003. Amounts expressed in ("GBP") are in United Kingdom("U.K.") pounds sterling. Amounts expressed in ("EUR") are in euro. According to the Federal Reserve Bank of New York, the Noon Buying Rate for pounds sterling in New York City expressed in U.S. dollars per GBP1.00 (rounded to the nearest cent) on July 7, 2004 was $1.86 and the Noon Buying Rate for euro in New York City expressed in U.S. dollars per EUR1.00 (rounded to the nearest cent) on July 7, 2004 was $1.24.

                                     PART I

         This annual report on Form 20-F (this "annual report" or "Form 20-F") constitutes the annual report of SVG Capital plc (the "Company"). Unless the context requires otherwise, the term "Company" includes SVG Capital plc, its subsidiary undertakings and associated undertakings (as defined in the Companies Act 1985 of Great Britain (the "Companies Act")), the Platinum Trust (a Guernsey unit trust referred to in this annual report as the "Trust"), SVG Advisers Limited ("SVGA"), SVG Investment Managers Limited ("SVGIM"), SVG Advisers Inc. ("SVGAI") and SVG North America, Inc. ("SVGNA").


Item 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable to this Form 20-F.

Item 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to this Form 20-F.

Item 3.           KEY INFORMATION

A.       Selected Financial Data

         The following selected financial information for the fiscal years ended June 30, 2001 and 2002, the six month period ended December 31, 2002 and the year ended December 31, 2003 and at June 30, 2002, December 31, 2002 and December 31, 2003 is derived from the audited consolidated financial statements included elsewhere in this Form 20-F. The selected financial information for the six month period ended December 31, 2001 is derived from the unaudited consolidated financial statements included elsewhere in this Form 20-F. The selected financial information for the years ended June 30, 1999 and 2000, and at June 30, 1999, 2000 and 2001, is derived from the Company's audited consolidated financial statements, which are not included in this Form 20-F. The "Operating Data" is for the Company and the Trust, an operating subsidiary of the Company described in more detail in "Item 4. Information on the Company - Organizational Structure - Description of the Trust," and, with respect to the periods ended June 30, 2001 onwards includes SVGA and SVGNA, as well as SVGIM and SVGAI after their respective dates of incorporation.



                                            Year ended    Year ended   Year ended    Year ended  Six months   Six months  Year ended
                                               June 30       June 30      June 30       June 30       ended        ended December 31
                                                  1999          2000         2001          2002 December 31  December 31        2003
                                                                                                       2001         2002
Operating data                                                                                              (GBP '000s)

Total revenues1                                  3,613         6,123        5,616         7,674       4,707        3,368       7,035
Administrative expenses                            668         1,106        2,235         7,293       4,131        4,065       7,642
Interest payable and similar charges               976           468          583         1,832         276        1,523       5,106
Net return/(deficit) after taxation              2,349         4,729        2,655       (1,555)         178      (2,185)     (5,531)
Basic revenue return per ordinary share          2.35p         4.68p        2.60p       (1.52)p       0.17p      (2.14)p     (5.32)p
Net return/(deficit) after taxation as
adjusted for US GAAP                             2,349         4,729        2,655       (1,555)         178      (2,185)     (8,762)
Basic revenue return per ordinary share as
adjusted for US GAAP                             2.35p         4.68p        2.60p       (1.52)p       0.17p      (2.14)p     (8.42)p



                                                 As at       As at       As at        As at          As at             As at
                                               June 30     June 30     June 30      June 30    December 31       December 31
                                                  1999        2000        2001         2002           2002              2003

Balance sheet data                                                                 (GBP '000s)
Total assets                                   360,571     466,702     422,007      466,970        507,529           623,256
Current liabilities                             26,941       5,087       4,747        4,357          4,783             8,111
Long-term debt                                  10,753           0           0       39,152         39,201            88,108
Minority interest                                  392         490         388          374            353               419
Net assets                                     322,485     461,125     416,872      423,087        463,192           526,618
Net asset value per Ordinary Share              325.9p      450.9p      407.6p       413.7p         452.9p            467.5p
Capital stock (excluding long-term debt and    322,485     461,125     416,872      423,087        463,192           526,618
redeemable preferred stock)
Number of Ordinary Shares outstanding as        98,966     102,266     102,266      102,266        102,266           112,655
adjusted to reflect changes in capital
Net assets as adjusted for US GAAP             322,682     463,527     414,827      421,246        463,192           526,618
Net asset value per Ordinary Share as adjusted
for US GAAP                                     326.1p      453.3p      405.6p       411.9p        452.9p            467.5p



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

Dividend per Ordinary Share Information

         For the fiscal year ended December 31, 2003, the board of directors of the Company (each a "Director," and collectively, the "Directors") has not recommended the payment of, and the Company will not pay, a final dividend. The Company reported a deficit for the fiscal year on its revenue account. See "Item
5. Operating and Financial Review and Prospects" for more information on the Company's operations during its fiscal year ended December 31, 2003.

         The following table presents a complete summary of dividends per Ordinary Share stated in both pounds sterling and U.S. dollars. The amounts in U.S. dollars are based on the exchange rates at each respective payment date.


Payment Date                             Pounds Sterling                        U.S. Dollars

December 3, 1998                           1.30p                                  $0.0216
December 7, 1999                           1.50p                                  $0.0249
December 7, 2000                           3.80p                                  $0.0457
November 26, 2001                          1.80p                                  $0.0261
Calendar Year Ended 2002                   0.00p                                  $0.0000
Calendar Year Ended 2003                   0.00p                                  $0.0000

Exchange Rate Information

         (a) The Federal Reserve Bank of New York Noon Buying Rate for pounds sterling in New York City expressed in U.S. dollars per GBP1.00 (rounded to the nearest cent) (the "Exchange Rate") at June 30, 2004 was $1.81.

         (b) The table below sets forth, for the periods indicated the high and low Exchange Rates for each period.


Last Six Months                          High              Low

January.............................     $1.85             $1.79
February............................     $1.90             $1.81
March...............................     $1.87             $1.79
April...............................     $1.86             $1.77
May.................................     $1.84             $1.75
June................................     $1.84             $1.81

         (c) The table below sets forth for the periods indicated the average Exchange Rate for each period, calculated by using the average of the Exchange Rates on the last day of each month during the period.


Fiscal Year Ended                        Average

June 30, 1998......................      $1.65
June 30, 1999......................      $1.65
June 30, 2000......................      $1.61
June 30, 2001......................      $1.47
June 30, 2002......................      $1.46
December 31, 2002 (six-month
period).............                     $1.57
December 31, 2003                        $1.64

B.       Capitalization and Indebtedness

         Not applicable to this Form 20-F.

C.       Reasons for the Offer and Use of Proceeds

         Not applicable to this Form 20-F.

D.       Risk Factors

Risks Relating to Value and Liquidity of Ordinary Shares

         The Company's Ordinary Shares are listed on the Official List of the (the "Official List") United Kingdom Listing Authority ("UKLA") and admitted to trading on the market for listed securities of London Stock Exchange plc (the "LSE"). There is no guarantee that the market price of the Ordinary Shares will reflect the underlying net asset value of the Company, nor is there any guarantee as to the level of liquidity in the market for Ordinary Shares. The Ordinary Shares will not be registered in the United States under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state. The Company has not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the purpose of facilitating secondary market trading with respect to its securities in the United States, and the Company does not intend, directly or indirectly, to facilitate secondary market activity. Accordingly, it is expected that there will be no market for these securities in the United States.

Risks Relating to the Company's Lack of Control of Underlying Investments

         The Company's portfolio consists primarily of holdings in Funds managed or advised by "Permira" or "Schroder Ventures", an association of independent entities providing management or advisory services to buy-out and development capital funds ("Permira" or "Schroder Ventures"). Pursuant to statutory requirements governing U.K. investment trusts and the listing rules of the UKLA (the "Listing Rules"), however, the Company may not hold interests in any Fund which would enable the Company to control that Fund. As a result, the Company will only be able to alter the investment policies of a particular Fund in which it is invested by acting in conjunction with other investors in that Fund. As a result, the Directors have no control over the investment decisions made by the managers of individual investee companies. An "Investee Company" is a company in which one of the Funds has invested. Although Fund managers must act in accordance with common investment objectives and policies and are subject to the restrictions set out in the documents establishing each Fund, the Company can make no assurance that the Funds' managers will make investment decisions according to the Directors' expectations. See "Item 4. Information on the Company - Business Overview - Investment Portfolio - Diversification of Investment Portfolio Relating to Fund Investments."

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

Risks Relating to Illiquidity of the Company's Investments

         In certain circumstances, the Company may wish to transfer its holdings in one or more Funds. In a majority of the Funds, the general partner, trustee or manager has the ultimate right, similar to that exercised by the board of directors of a private corporation, to refuse to register the transfer of an interest in such Fund. While the Company has no reason to believe that any request for the transfer of an interest in a Fund would be refused, it is possible that the overriding fiduciary duty of the general partner, trustee or manager of the Fund could require it to refuse to register a particular transfer of an interest in that Fund proposed by the Company.

Risks Relating to Capital Calls

         To the extent that the Company invests in a Fund that has not completed its investment program, or an "immature" Fund, the Company may be required to provide more capital to the Fund in the future if requested by the Fund's managers (these requests are referred to in this annual report as "Calls"). If the Company fails to pay a Call when due, such failure could require the Company to sell its existing interests at a discount of up to 25% of their value and/or dilute its existing interests in that Fund by up to 25%. In the case of a unit trust, the Company's failure to meet a Call could result in the forfeiture of the units with respect to which the default occurred. Upon any such default, the Company could also lose the right to participate in further investments made by the Fund. The same result would arise for the Trust to the extent that it fails to meet a Call associated with its investment in an immature Fund. See "Item 4. Information on the Company - Business Overview - Description of the Funds - Calls."

Risks Relating to Changes in Value of Funds' Investments

         The value of the assets of the Funds may be affected by uncertainties, such as political developments, changes in government policies, taxation, currency repatriation and other restrictions, in some of the countries in which the Funds may invest. The Company, directly or indirectly through the Funds, may also be exposed to countries, currencies and industries in which the Funds do not currently hold any interest.

Risks Relating to Currency Fluctuations

         In addition, the Funds are denominated in a number of currencies. The Funds may, but are not required to, seek to minimize the exposure to currency fluctuations through the use of hedging techniques and instruments, but it may not be possible or practicable to hedge against consequent currency exposure. See "Item 4. Information on the Company - Business Overview - Foreign Exchange."

Risks Relating to the Company's Investment Flexibility

         The Company has broad discretion regarding the types and amounts of investments it can make in investments or co-investments involving one or more Funds. The Company may invest in listed or unlisted companies or other entities with exposure to buy-out and development capital markets, listed companies with no exposure to buy-out and development capital markets, fixed interest securities, marketable debt securities and synthetic or traded derivative instruments. Other than certain investment restrictions and diversification obligations under applicable laws and regulations relating to qualification as an investment trust, there are no restrictions on the types of funds in which the Company may invest. Many of these investments involve a high degree of risk, including a possible loss of the entire investment.

Risks Relating to Investment Returns

         Past performance is not necessarily a guide to future performance. The income from the Company's investments is subject to change, which in turn could affect the Company's investment return and may affect the amount of dividends the Company pays to its investors. The investment returns for the Company in the future may differ materially from the historical returns of the Funds and will depend, among other things, on changes in the composition of the Company's portfolio.

Risks Relating to Taxation

         There can be no guarantee in advance that the Company will be approved as an investment trust for U.K. tax purposes by the U.K. Inland Revenue for any accounting periods. See "Item 10. Additional Information - Taxation."

         There is a risk that certain of the Company's holdings in unit trusts and non-U.K. resident companies (held through partnerships or directly) could be treated as "loan relationships" for the purposes of the regime for borrowers and lenders established by the UK Finance Act 1996. The consequence of such treatment would be that the amount of any increase in the value of these holdings would be taxed as income to the Company. The Company also would obtain relief for reductions in the value of such holdings on a mark-to-market basis.

Item 4.           INFORMATION ON THE COMPANY

A.       History and Development of the Company

         The Company was incorporated and registered under the laws of England and Wales under the Companies Act as a public company limited by shares on June 12, 1995 under the name Chamwell Services plc. On February 20, 1996, the Company changed its name to Schroder Ventures International Investment Trust plc, and on April 3, 1996, the Company received its official certificate under section 117 of the Companies Act entitling the Company to commence business. The Company changed its name to SVG Capital plc on May 7, 2004. The Company does not have a limited life.

         The Company's board of directors consists of eight Directors, a majority of whom are required by the Company's Articles of Association to be persons independent of Schroder Ventures and of Schroders plc and its
subsidiaries, subsidiary undertakings and associated undertakings (all as defined in the Companies Act) (the "Schroder Group").

Enlargement of the Company's Operations

         In June 2001, following approval by the Company's shareholders, the Company acquired SVGA and SVGNA. SVGA and SVGNA each became subsidiaries of the Company at that time. The Company acquired SVGA from Schroder Ventures Limited for GBP100, and assumed responsibility for the costs and received the benefit of the income streams of SVGA beginning on January 1, 2001. SVGA then acquired SVGNA, a broker-dealer registered with the Securities and Exchange Commission ("SEC"), from Schroder Venture Managers Inc. for $50,000, and subsequently paid the Schroder Group an additional $250,000 in respect of an increase in required capital for regulatory reasons. Subsequently, on June 26, 2001, April 22, 2002, December 19, 2002, and May 14, 2004 the Company subscribed for 749,900, 750,000, 1,500,000 and 1,250,000 ordinary shares of GBP1 each, respectively, in SVGA.

         On December 13, 2002, SVGA acquired 100 common shares of $1 each in SVG Advisers Inc. for $100.

         The Company acquired 100 ordinary shares of GBP1 each in SVGIM for GBP100 on October 16, 2002. On May 16, 2003, SVGIM issued 99,900 ordinary shares of GBP1 each to the Company for GBP99,900.

         The acquisition of SVGA and SVGNA has allowed the Company to provide the following specialist financial advisory services:

         SVGA and SVGNA advise investment vehicles that invest in private equity or public equity using private equity techniques. These products seek to generate absolute returns or outperform public markets.

         For more information regarding the acquisition of SVGA and SVGNA, see "Item 4. Information on the Company - Business Overview - Costs Relating to Enlargement of the Company's Operations" and "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources."

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

Subordinated Convertible Bonds due 2011

         On November 21, 2001, the Company issued  GBP40,000,000  nominal of
4 1/2% Subordinated Convertible Bonds due November 2011 (the "Bonds 2011"). The Bonds 2011 are convertible, at the option of the holders of the Bonds 2011, into Ordinary Shares at a price of 399p per Ordinary Share. The Bonds 2011 are listed on the Official List and were admitted to trading on the LSE on July 5, 2002. Since their issue, a total of GBP600,000 Bonds 2011 have been converted into 150,375 Ordinary Shares.

Subordinated Convertible Bonds due 2013

         On May 21, 2003, the Company issued GBP40,000,000 nominal of 4.5% Subordinated Convertible Bonds due May 2013 ("Bonds 2013"). The Bonds 2013 are convertible at the option of the holders of the Bonds 2013 into Ordinary Shares at a price of 480p per Ordinary Share. The Bonds 2013 are listed on the Official List and were admitted to trading on the LSE on May 21, 2003.

         On July 16, 2003, July 18, 2003 and August 7, 2003 the Company issued in three tranches an additional GBP9,000,000 nominal of Bonds 2013. These subsequent tranches of Bonds 2013 are also convertible at the option of the holders of the Bonds 2013 into Ordinary Shares at a price of 480p per Ordinary Share. These subsequent tranches of Bonds 2013 are listed on the Official List and were admitted to trading on the LSE on August 18, 2003.

Electronic Settlement

         The Company's Ordinary Shares are traded through the CREST system, a multi-currency electronic settlement system for securities in the United Kingdom and Ireland.

Registered and Head Offices

         The Company's  registered  office is 31 Gresham  Street,  London
EC2V 7QA England, and its head office and principal place of business is 111, Strand, London WC2R 0AG.

B.       Business Overview

         The Company carries on business as an investment trust, and is listed on the Official List and admitted to trading on the LSE. The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds managed or advised by Schroder Ventures or Permira. To complement this investment objective and create capital and income for the Company, its fund advisory business structures, markets, manages and advises products for investment in private equity and in public equity using private equity techniques. The Company's consolidated revenues arise mainly from UK assets or operations.

         The Directors intend to manage the affairs of the Company so that it will continue to satisfy the current conditions for approval by the U.K. Inland Revenue as an investment trust under Section 842 of the U.K. Income and Corporation Taxes Act 1988 ("Section 842"). The last accounting period for which the Company has been treated as approved by the U.K. Inland Revenue as meeting the qualifying criteria for investment trust status is the period ended December 31, 2002, and the Company subsequently has conducted its affairs so as to enable it to continue to qualify for such approval.

Investment Portfolio

         Investment in the Funds. The Company's investment portfolio at December 31, 2003 consisted of interests in 23 Funds, which for purposes of this annual report includes various co-investments, and is expected to continue to consist primarily of interests in these Funds and similar funds offered in the future by Schroder Ventures or Permira. Of these Funds, 13 were mature and 10 were immature. A mature Fund is one that has substantially completed its investment program, while an immature Fund is one that has yet to complete its investment program. See "- Description of the Funds - Calls."

         The Funds, which consist of limited partnerships and unit trusts organized in the United States and various foreign countries, have been organized at various times since 1985 for the purpose of making venture capital and buy-out investments in various business ventures located in approximately 19 countries, including the United States. As of December 31, 2003, the Funds held investments in 135 business enterprises. The Funds have not been offered or traded publicly in the United States and are subject to various restrictions on transfers of interests therein. There is no public market for any of the Funds in any country, and there is no intention to create a public market for any of the Funds in the future. Of the 23 Funds, 22 are 10-year closed-end funds and one is an 8-year closed-end fund. Eight of the Funds that have reached the end of their original terms have, with the consent of their respective investors, had their original terms extended. Following the expiration of their respective terms, the Funds will dissolve to permit an orderly liquidation of their assets, and then terminate. The life of the Funds generally may be extended only with the consent of investors. Permira Europe II may be extended with the consent of its Advisory Committee.

         Diversification of Investment Portfolio Relating to Fund Investments. The Directors intend to maintain a diversified portfolio of investment in the Funds and, in order to maintain such diversity in the portfolio, the Directors will consider the following factors before committing to any new investments:

- the geographical and industrial distribution of the Company's underlying portfolio;

-        the number and size of the Company's investments; and

- the investment objectives of the Fund being considered as an investment.

In addition, both the conditions for qualification as an investment trust and the Listing Rules impose certain investment diversification requirements. A list of the Company's investments at December 31, 2003 is set forth at pages 18 through 21 of the Company's Report and Accounts 2003 (the "Report and Accounts") and is incorporated herein by reference.

         Diversification by Geographical Area and Sector. Although the Company has no formal guidelines concerning diversification by geographical area and sector, the Directors expect that the Company's investment portfolio will continue to reflect the broad geographical spread and sector diversification of the underlying investments of the Funds. The "Geographical and Sector Distribution" section of the "Portfolio Review" on page 10 of the Report and Accounts, incorporated herein by reference, provides a brief description of the diversification of the Company's investment portfolio by geographical area and sector. The Directors do not believe that there are any risks specific to the countries in which the Funds have invested that would have a materially adverse effect on the Company.

Future Investments

         Consistent with its investment policy, the Company may invest in any Schroder Ventures or Permira funds that are launched in the future. The Directors will consider each such investment on its merits and may decline to invest if they determine that such investment is not suitable for the Company's portfolio. The Company's investment in a new fund may not exceed 30% of the total committed capital of such fund or such higher amount as may be agreed with Schroder Ventures or Permira. The Company will invest on terms at least as favorable as those available to other investors, subject to any alteration which may be appropriate for the Company in accordance with the investment restrictions set out below. It is anticipated that such investments will only be made where the Company's cash resources (including ongoing distributions from the Funds), revenues and credit facilities will be sufficient to finance the full subscription amount payable by the Company in connection with any such future investments. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources," below, for additional information relating to the Company's Facility Agreement.

         The Company may acquire further interests in existing Funds from existing Fund investors if the Directors believe that such action is appropriate and can be accomplished on acceptable terms. The Company does not intend to acquire further interests in any Fund if such an acquisition would result in the Company acquiring control of that Fund.

         Co-Investment and Limitations. The Company may also co-invest alongside one or more of the Funds. Co-investment opportunities arise principally where a proposed investment in an Investee Company exceeds the capacity of the relevant Fund. The aggregate of a single co-investment and participation in the same company through the Funds may not exceed 5% of the Company's consolidated net assets. The overall restriction on co-investments remains at 10% of the Company's consolidated net assets. The calculation of these percentages will be made at the time any such co-investment is made. These percentage restrictions on co-investments are subject to change and are regularly reviewed by the Directors. Any co-investment by the Company will be on an arm's-length basis on terms that are at least substantially similar to those of the co-investing Fund's investment. At December 31, 2003, the Company held co-investments totaling GBP8.9 million and representing 1.7% of the net assets of the Company.

         Other Permitted Investments. The Company may also invest in alternative listed or unlisted companies or other entities with exposure to buy-out and development capital markets. In addition, the Company may, from time to time, invest in other listed companies and fixed interest securities and other marketable debt securities that are unrelated to buy-out and development capital markets or retain cash balances pending re-investment. At December 31, 2003, the Company's gross cash balance of GBP47.7 million was held principally in a portfolio of money market funds. The Company also has the power to enter into transactions involving synthetic or traded derivative instruments over a range of different underlying securities and currencies. The Directors expect this power will be used for hedging or to gain exposure to quoted equity instruments, but not for speculative or trading purposes. There are no restrictions on the types of funds in which the Company may invest.

Portfolio at Fiscal Year End

         As of December 31, 2003, the Company's investment portfolio consisted of interests in each of the 26 Funds, which for purposes of this annual report includes various co-investments. The "List of Investments" table on pages 18 through 21 of the Report and Accounts, which is incorporated herein by reference, presents summary information, as of December 31, 2003, on each of the Funds, as well as the Company's percentage ownership of each Fund, the value of the Company's holdings in each Fund and the percentage of the Company's net assets constituted by each Fund.

         As of December 31, 2003, no underlying Investee Company comprised more than 10.2% by value of the Company's net assets. The "Twenty Largest Underlying Companies" table on pages 13 through 17 of the Report and Accounts, which is incorporated herein by reference, provides a brief description of the 20 largest underlying Investee Companies which, as of December 31, 2003, represented the largest percentage by value of the Company's total assets, determined based on value of investments.

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

         In order to ensure that the Company satisfies both the 15% and 20% investment limitations described above, "Permira" or "Schroder Ventures" will notify the Company in advance of any proposed investment in excess of specified thresholds so that the Company can assess the effect of the investment and, if necessary, take appropriate action in order to avoid violating either of such restrictions. The Company will only make new investments in future funds if either (i) the Directors are satisfied that the investment restrictions set forth above cannot be breached or (ii) appropriate opt-out mechanisms can be obtained with the relevant Fund that will enable the Company, without penalty, to limit or eliminate its investment in an Investee Company if necessary to permit the Company to ensure its own compliance with the above restrictions. In making other investments, the Directors intend to ensure, where necessary, that similar opt-out mechanisms are available to the Company and that the investment restrictions set forth above can be satisfied.

Borrowing Facility

         The Directors expect the Company to meet its commitments to pay future Calls in respect of its existing holdings in immature Funds from (i) the existing cash resources of the Company, (ii) the facilities available under the EUR285,000,000 Revolving Credit Facility Agreement (the "Facility Agreement") dated June 16, 2003 between the Company, Barings (Guernsey) Limited (as trustee of the Platinum Trust), The Governor and Company of The Bank of Scotland and The Royal Bank of Scotland plc, and (iii) from the proceeds of distributions from its holdings in the Funds. These distributions are expected to be principally the net proceeds of realizations of investments held by the Funds. The timing of future realizations and the dates of future Calls are necessarily uncertain. The Directors are able to draw on the Facility Agreement to enable the Company to meet its commitment to pay future Calls. In addition, the Company may use this borrowing facility to make new investments or for general corporate purposes. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources," below, for additional information relating to the Facility Agreement.

Valuation Policies

         General Valuation Policies. In valuing its investments, the Company has complied and intends to continue to comply with the Statement of Recommended Practice issued in January 2003 by the Association of Investment Trust Companies. In particular, the Directors will consider whether a fixed asset investment falls within the definition of a subsidiary undertaking or associated undertaking (as defined in the Companies Act) and apply the relevant provisions of the Companies Act and accounting standards. Accordingly, investments in limited partnerships or unit trusts will not usually be consolidated with the Company's financial statements, because control of the affairs of these entities typically rests with the general partners or trustees. In addition, where the Company does not exercise significant influence over the operating and financial policy of a fixed asset investment due to the nature of that investment (for example, a limited partnership interest or unit in a trust), the Directors believe that the equity method of accounting does not give a true and fair value.

         The Company's investments in the various Schroder Ventures and Permira funds are valued by the Directors at the balance sheet date by valuing the underlying investments comprising the portfolios of the Schroder Ventures and Permira funds in accordance with the valuation policies set out below, as adjusted, where appropriate, for other assets and liabilities of the Schroder Ventures and Permira funds. The valuation policies of the Company are consistent with the current guidelines issued by the British Venture Capital Association ("BVCA"), which came into effect on August 1, 2003. In accordance with these guidelines, where, in an exceptional case, the strict application of the valuation policies set out below would not, in the opinion of the Directors, result in a fair value being ascribed to an investment, the Directors may adopt an alternative valuation in accordance with the overriding BVCA principle that the value should be a fair one.

         Valuation of the Portfolio at December 31, 2003. The valuations of the Company's holdings were based on the value of the underlying assets of the Funds as of December 31, 2003, determined as described above and adjusted where appropriate for other assets and liabilities of the Funds.

Description of the Funds

         Background. Members of the Schroder Group established Schroder Ventures in 1983, which has since developed into an international association of independent entities. As of December 31, 2003, these combined entities had 13 offices world-wide, providing management advisory or consultancy services to private equity funds. In November 2001, Schroder Ventures Europe changed its name to Permira and the Funds advised by Permira were also renamed. As of December 31, 2003, there were a total of 23 buy-out and development capital Funds, with combined commitments of more than US$7.1 billion.

         Of the 23 Funds, 20 are for investment primarily within a single country or region, and three are international Funds focusing on investment in the life sciences sector. The geographical spread of the Funds and their advisers as of December 31, 2003 are summarized in the table below.


                                Number of   Total Value of     Total Uncalled   Location of Advisers
Region                        Schroder or         Funds at        Commitments
                            Permira Funds     (GBP Millions)       (GBP Millions)

Continental Europe                      9            362.1              449.5   France, Germany, Italy, Spain
Asia                                    5             58.1               45.1   Hong Kong, India, Japan, Singapore
North America /                         6             72.3               62.9   Canada, United States, United Kingdom
International (Life
Sciences)
United Kingdom                          3             13.0                      United Kingdom
                                       23            505.5              557.5



The value of Funds and uncalled commitments shown above is based on the Company's exposure to those Funds at December 31, 2003.


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

         The terms and conditions of the individual Funds differ, reflecting the investment focus of the Fund, the state of development of the market concerned at the time of formation of the Fund and the investment requirements of the investors in the Fund.

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

         Co-Investment by Schroder Ventures or Permira Executives. When a new Fund is offered, executives of Schroder Ventures or Permira (each of which included executives of the Company in the past) are usually offered the opportunity to co-invest alongside the Fund (via a Fund-specific co-investment scheme) on the same or substantially the same terms on which the Fund invests. Co-investment schemes have been offered for all Funds with a final closing after 1992.

         In addition, Schroder Ventures Investments Limited was established in 1997 to provide Schroders plc and senior executives of Schroder Ventures or Permira (each of which included executives of the Company) with the opportunity to co-invest alongside new Funds on the same or substantially the same terms on which those Funds invest.

         Advisory Committees. Each Fund has an advisory committee which consists of a majority of representatives of investors in the Fund or other individuals who are independent of Schroder Ventures or Permira and the Schroder Group. The advisory committee is not involved in the management of the Fund, but may be consulted by the general partner or the Fund's manager for advice on matters such as issues of policy, strategy and potential conflicts of interest, although neither the general partner nor the Fund's manager is required to follow the recommendations of the advisory committee. The advisory committee is not responsible for making investment decisions. In some of the Funds, advisory committee approval is required for certain actions of the general partner or manager.

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

         Before making an investment, the general partner or investment manager of a Fund reviews the exit options which have been discussed with the management of the potential Investee Company. The investment consultant thereafter monitors the progress of the Investee Company and general economic conditions and works actively with management of the company to review, refine and implement the exit plan. Investments by the Funds in Investee Companies are typically realized after three to seven years from the date of the original investment. Since most transactions will not be structured to provide for a liquidation of the investment before this time, it is possible that a Fund will not realize significant cash returns from the disposition of its investments for several years after the Fund's inception.

         Calls. Typically, an investor in a Fund commits to subscribe for a specified amount of capital to the Fund in return for units in a unit trust or interests in a limited partnership constituting the relevant Fund. The adviser to the Fund reviews investment opportunities and recommends suitable investments to the Fund's manager or general partner in accordance with the investment policies of the Fund. If the manager or general partner decides that the Fund should make an investment, further Calls are made to the investors in that Fund for payment of part or all of the outstanding committed capital of the Fund. The committed capital of a Fund is typically called within five years of the final closing of the Fund. The failure by an investor in a Fund to pay a Call when due could result in that investor being obliged to sell its existing interests in that Fund at a discount of up to 25% of their value and/or in that investor's existing interests in that Fund being diluted by up to 25%. In the case of a unit trust, it could result in the units with respect to which the default occurred being forfeited. The investor could also lose the right to participate in further investments made by the Fund.

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

         Management Fees. Management fees are generally paid quarterly in advance to the general partner or manager of the particular Fund on the basis set out in the Fund's organizational documents. In some Funds, there is a priority profit charge instead of a management fee but, for ease of reference, both are referred to as management fees in this annual report.

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

         Fees Payable by Investee Companies. The advisers or consultants to the Funds may be entitled to directors' fees and/or transaction fees from certain Investee Companies of the Funds. Transaction fees are negotiated and the amount of any directors' fees reflects those payable to other directors on the relevant boards of the relevant Investee Company.

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

         Listing Rules. The Listing Rules include certain requirements relating to investment trusts and the Company's ongoing status as a listed company. In order to maintain the listing of its securities on the Official List, the Company must continue to satisfy the UKLA that the Directors will act independently of any investment managers. In addition, a majority of the Directors cannot be directors or employees of or professional advisers to the investment managers or any other company in the same group as an investment manager of a Fund. The Listing Rules contain extensive provisions dealing with, among other matters, the announcement of information to the UKLA and the LSE and to shareholders of the Company, transactions entered into by the Company and Directors' responsibilities.

C.       Organizational Structure

         A detailed description of the subsidiaries of the Company is included in Note 13 on page 46 of the Report and Accounts, which is incorporated herein by reference.

Relationship between Schroder Ventures or Permira and the Company

         The Company is an independent fund of funds that has holdings in all 23 Funds and, as such, is their largest investor.

         The Directors manage the Company's investment portfolio, with advice from the Company's subsidiary, SVGA, and from its investment committee. See "Item 6. - Directors, Senior Management and Employees - Directors and Senior Management."

         In addition, the investment managers, advisers and consultants of each of the Funds manage and advise upon the investment strategy and portfolio of that Fund. The Company is entitled to receive information with respect to its holdings on the same basis as other investors in the Funds.

D.       Property, Plants and Equipment

         SVG Capital plc does not own or lease any real property. SVG Capital plc's registered office is maintained at the offices of Schroder Investment Management Limited, the company secretary and a wholly owned subsidiary of Schroders plc. SVG Capital plc's principal place of business and head office is maintained at 111 Strand, London WC2R 0AG, England. SVGA is the lessee of this property, and the Company guarantees SVGA's payment obligations under the lease.

Item 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The "Portfolio Performance," "Operating Review" and "Outlook" sections of the "Chairman and CEO's Statement" on pages 4 and 5 of the Report and Accounts, and the "Portfolio Review" on pages 6 through 12 of the Report and Accounts, are incorporated herein by reference.

A.       Operating Results

12 Months Ended December 31, 2003

         The Consolidated Total Return for the year ended December 31, 2003 amounted to a surplus of GBP17.4 million.

         During the year ended December 31, 2003, the Company received notices of Calls aggregating approximately GBP110.7 million, and received proceeds from dispositions of underlying investments of the Funds of approximately GBP59.4 million. Uncalled commitments to the Funds were approximately GBP594.4 million as of December 31, 2003.

         The "Company's Business," "Revenue and Earnings," "Dividend," "Policy for Payment of Creditors," "Purchase of Shares for Cancellation," and "Issue of New Shares" sections of the "Report of the Directors" on pages 22 and 23 of the Report and Accounts, as well as the "Portfolio Performance", "Capital Raisings" and "Operating Review" sections of the "Chairman and CEO's Statement" on pages 4 and 5 of the Report and Accounts, the "Summary" and "Fund Transactions" sections of the "Portfolio Review" on pages 6 through 9 of the Report and Accounts and the "Cash and Marketable Securities" section of the "Portfolio Review" on page 11 of the Report and Accounts are incorporated herein by reference.

Six Months Ended December 31, 2002 Compared to Six Months Ended December 31,
2001

         The Consolidated Total Return for the six months ended December 31, 2002 amounted to a surplus of GBP40.1 million, compared to a deficit of GBP11.6 million for the six months ended December 31, 2001. During the six months ended December 31, 2002, the Company received notices of Calls aggregating approximately GBP122.7 million, compared to notices of Calls during the six months ended December 31, 2001 aggregating approximately GBP53.7 million, and received proceeds from dispositions of underlying investments of the Funds of approximately GBP104.5 million, compared to proceeds of approximately GBP15.8 million during the six months ended December 31, 2001.

         The "Company's Business," "Revenue and Earnings," "Dividend," "Purchase of Shares for Cancellation," and "Issue of New Shares" sections of the "Report of the Directors" on page 21 of the Company's Report and Accounts December 2002 (the "Report and Accounts December 2002"), as well as the "Portfolio Activity for the six months to 31 December 2002", "New Fund Commitments" and "Operating Review" sections of the "Chairman and CEO's
Statement" on pages 4 and 5 of the Report and Accounts December 2002, the "Summary" and "Fund Transactions" sections of "Portfolio Review" on pages 6 and 7 of the Report and Accounts December 2002, and the "Portfolio Performance" and the "Cash and Marketable Securities" sections of the Portfolio Review on page 9 of the Report and Accounts December 2002, are incorporated herein by reference.

     The "Overview" and "Portfolio Activity" sections of the "Chairman's Statement" of the Company's Interim Report 2001 (the "Interim Report 2001"), as well as the "Operating Review" and "Market Commentary" sections of the "Chief Executive's Review" of the Interim Report 2001, and the "Overview", "Fund Transactions" and "Portfolio Performance" sections of the "Portfolio Review" of the Interim Report 2001, are incorporated herein by reference.

Year Ended June 30, 2002 Compared to Year Ended June 30, 2001

         The Consolidated Total Return for the year ended June 30, 2002 amounted to a surplus of GBP6.2 million, compared to a deficit of GBP44.3 million for the year ended June 30, 2001.

         During the year ended June 30, 2002, the Company received notices of Calls aggregating approximately GBP77.5 million, compared to notices of Calls during the year ended June 30, 2001 aggregating approximately GBP155.4 million, and received proceeds from dispositions of underlying investments of the Funds of approximately GBP49.0 million, compared to proceeds of approximately GBP51.9 million during the year ended June 30, 2001. Uncalled commitments to Schroder Ventures' Funds decreased from approximately GBP456.3 million as of June 30, 2001 to approximately GBP403.2 million as of June 30, 2002.

         The "Company's Business," "Revenue and Earnings," "Dividend," "Policy for Payment of Creditors," "Purchase of Shares for Cancellation," and "Issue of New Shares" sections of the "Report of the Directors" on pages 21 and 22 of the Company's Report and Accounts 2002 (the "Report and Accounts 2002"), as well as the "Portfolio Activity" and "Convertible Bond" sections of the "Chairman and CEO's Statement" on pages 4 and 5 of the Report and Accounts 2002, the "Overview" and "Fund Transactions" sections of "Portfolio Review" on pages 6 and 7 of the Report and Accounts 2002, the "Portfolio Performance" and the "Cash and Marketable Securities" sections of the Portfolio Review on pages 10 and 11 of the Report and Accounts 2002, are incorporated herein by reference.

     The "Company's Business," "Revenue and Earnings," "Dividend," "Policy for Payment of Creditors," "Purchase of Shares for Cancellation," and "Issue of New Shares" sections of the "Report of the Directors" of the Company's Report and Accounts 2001 (the "Report and Accounts 2001"), as well as the "Overview" and "Portfolio Activity" sections of the "Chairman's Statement" of the Report and Accounts 2001, the "Overview" and "Fund Transactions" sections of "Portfolio Review" of the Report and Accounts 2001, the "Portfolio Performance" section of "Portfolio Review" of the Report and Accounts 2001 and the "Cash and Marketable Securities" section of the Portfolio Review of the Report and Accounts 2001, are incorporated herein by reference.

Foreign Currency Fluctuations

         Information regarding the impact of foreign currency fluctuations on the Company is contained in Note 29 of the accompanying financial statements.

B.       Liquidity and Capital Resources

         You should read this section in conjunction with the selected financial data and the consolidated financial statements and the accompanying notes in "Item 3. Key Information - Selected Financial Data" and "Item 17. Financial Statements," respectively, of this annual report. Historical results and percentage relationships set forth in these Items and this section should not be taken as indicative of future operations of the Company. This Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements are generally characterized by terms such as "believe," "anticipate," "expect" and "may." Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company's actual results could differ materially from those given in the forward-looking statements.

General

         The "Portfolio Performance," "New Fund Commitments," "Capital Raisings," "Operating Review" and "Outlook" sections of the "Chairman and CEO's Statement" on pages 4 and 5 of the Report and Accounts, and the "Portfolio Review" on pages 6 through 12 of the Report and Accounts, are incorporated herein by reference.

Commitments and Contingencies

         Costs Relating to Enlargement of the Company's Operations. The costs of acquisition of SVGA and SVGNA (for purchase prices of GBP100 and $50,000, respectively) was primarily the result of added personnel and related premises support requirements. Although the acquisitions were completed on June 18, 2001, the Company assumed responsibility for the costs and received the benefit of the income streams of SVGA from January 1, 2001. For the 12 months ending December 31, 2001, the costs did not exceed the revenues of GBP5.46 million, principally created from the provision of services to the Schroder Group and Schroder Ventures. SVGA together with SVGNA broke even at the profit-before-tax level for the 12 months ended December 31, 2001 and the acquisition had no negative impact on the Company's net return for the same period.

         Fund Commitments. The Company's uncalled commitments to the Funds increased from approximately GBP293.4 million as of December 31, 2002 to approximately GBP594.4 million as of December 31, 2003. During the six months ended December 31, 2002, the Company made no commitments to new private equity funds. During the year ended December 31, 2003, the Company made commitments to two new private equity funds. The Company made a commitment of EUR508 million to Permira Europe III and YEN3,747.6 billion to The Japan Fund IV. In addition, the Company made an overall commitment of EUR104.8 million to P123, of which 60% was initially called and satisfied by a transfer of certain interests in Permira Europe I and II, respectively, less a cash rebate. Furthermore, the Company made a commitment of GBP7.4 million to the Strategic Recovery Fund, a limited partnership, and GBP7.5 million to the SVG Focus Fund, a Dublin-listed OEIC.

         Calls. As of December 31, 2003, the Company had uncalled Fund commitments of GBP594.4 million and may invest in other funds in the future. See "Item 4. Information on the Company - Business Overview - Investment Portfolio" for more information relating to the Company's investment in the Funds. In connection with any investment in a Fund, the Company becomes subject to the obligation to pay future Calls related to the investment in that Fund. See "- Liquidity and Capital Resources - Fund Commitments" for information relating to the Company's commitments to Funds. To the extent that the Company is required to meet Calls as a result of its investment in existing Funds, the Directors expect to meet the Company's commitments to pay these Calls from the existing cash resources of the Company, the facilities available under the Facility Agreement and from the proceeds of future dispositions from its holdings in the Funds.

         Dispositions. For the six months ended December 31, 2002, the Company received proceeds from dispositions of underlying investments in the Funds of approximately GBP104.5 million, which together with existing cash resources of the Company were sufficient to satisfy notices of calls aggregating GBP122.7 million received during such period.

         For the year ended December 31, 2003, the Company received proceeds from dispositions of underlying investments in the Funds of approximately GBP30.2 million, which together with existing cash resources of the Company were sufficient to satisfy notices of Calls aggregating GBP110.7 million received during such period.

         Recent Developments. On April 22, 2004, the Company announced that it had been advised that funds advised by Permira have divested 19% of their indirect holding in SEAT Pagine Gialle. The approximate net value of this partial realization for the Company is GBP11.7 million, a gross multiple of approximately two times the attributable cost. The Company expects to receive net proceeds of approximately GBP11.0 million from the sale, with the remainder being held within P123 for reinvestment in Permira Europe III. The value of this partial realization represents an uplift of approximately 3.8p per share (fully diluted) to the December 2003 net asset value.

         The valuation of the Company's remaining holding in SEAT Pagine Gialle will remain at cost, and, allowing for exchange rate movements, is approximately GBP27.2 million.

         On May 17, 2004, the Company announced that it had been advised by Permira that one of its portfolio companies, austriamicrosystems, has listed on the SWX Swiss Exchange with shares being placed at CHF 35 per share, capitalizing the company at CHF 385 million.

         Funds advised by Permira sold 20% of their shareholding in the company at flotation, representing an approximate net value of GBP4.0 million for the Company. Post flotation, funds advised by Permira own approximately 6.1 million shares in austriamicrosystems.

         On May 19, 2004, the Company announced that it had been advised by Permira and Schroder Ventures Life Sciences of the recapitalization of one of their portfolio companies, Cognis, returning approximately 58% of the cost (in local currency) of the investment to investors. The net value of this recapitalization for the Company will be approximately GBP19.1 million, of which the Company expects to receive approximately GBP18.1 million, with the remainder being held within P123 for reinvestment in Permira Europe III. Following this recapitalization, funds advised by Permira and Schroder Ventures Life Sciences will continue to own the same proportion of Cognis' ordinary equity as before.

         Share Repurchases. At the Annual General Meeting of the Company held on April 25, 2003, the Company was authorized to purchase up to 15,348,412 Ordinary Shares (representing 14.99% of the Ordinary Shares in issue as of March 21, 2003). The minimum purchase price authorized to be paid per Ordinary Share is GBP1.00 and the maximum price is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share taken from the Official List for the five business days immediately preceding the purchase. The Company was authorized to purchase up to 14.99% of the Ordinary Shares in issue pursuant to a special resolution that was approved at the April 29, 2004 Annual General Meeting. The Company did not use the authority granted at the 2003 Annual General Meeting, and has not yet used the authority granted at the 2004 Annual General Meeting, to purchase any Ordinary Shares.

Potential Sources of Capital

         Convertible Bond Issuance. On May 21, 2003, July 16 and 18, 2003 and August 7, 2003, the Company issued, through a private placement, GBP40 million, GBP3 million, GBP3 million and GBP3 million, respectively, of convertible bonds with an annual coupon of 4.5%, due in 2013. The Bonds 2013 are convertible into fully paid Ordinary Shares at a conversion price of 480p. The Company may redeem some or all of the Bonds 2013 at their principal amount together with accrued interest if

- at any time on or after May 21, 2006, the average of the market price of the Ordinary Shares over a 20 consecutive day trading period is equal to or greater than 130% of the conversion price, or

- at any time, 85% or more of the principal amount of the Bonds 2013 has been converted, redeemed or purchased and cancelled.

         Following the Company's delivery of a notice that it intends to redeem some or all of the Bonds 2013, any holder of the Bonds 2013 may, prior to the redemption, elect in writing to the Company to convert any Bonds 2013 that are subject to the redemption notice.

         GBP40 million in principal amount of the Bonds 2013 were admitted to the Official List and to trading on the LSE's market for listed securities on May 21, 2003 and the remaining GBP9 million in principal amount of the Bonds 2013 were admitted to the Official List and to trading on the LSE's market for listed securities on August 18, 2003.

         Share Placing. On October 7, 2003, the Company issued 10,239,100 Ordinary Shares ("New Shares") to investors at 468p per Ordinary Share by way of an underwritten placing by J.P. Morgan Securities Limited. The New Shares were admitted to the Official List and to trading on the LSE's market for listed securities on November 3, 2003. The "Capital Raisings" section of the "Chairman and CEO's Statement" on page 4 of the Report and Accounts is incorporated herein by reference.

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

         Facility Agreement. On June 16, 2003, the Company, Barings (Guernsey) Limited (as trustee of the Platinum Trust), The Governor and Company of The Bank of Scotland and The Royal Bank of Scotland plc entered into the Facility Agreement to permit borrowings of up to EUR285 million (approximately GBP200.8 million as of December 31, 2003). The Facility Agreement is available for a five-year period. The Company is obligated to pay, on a quarterly basis, an annual commitment fee on any undrawn and uncancelled amount outstanding from time to time between the date of the Facility Agreement and the termination date of the Facility Agreement. The Company expensed a non-utilization fee of approximately GBP0.9 million for the fiscal year ended December 31, 2003. The Company also paid an arrangement fee of GBP1.0 million during the year ended December 31, 2003.

         The Facility Agreement is a multi-currency revolving loan facility with an available aggregate principal amount of up to EUR285 million (approximately GBP200.8 million as of December 31, 2003). The Facility Agreement is on normal commercial terms (including representations, undertakings and events of default) and loans under the Facility Agreement bear interest at the rate of LIBOR or, in relation to any loan in euro, EURIBOR, plus mandatory costs, if any, a margin of 1.50% annually (or 2.50% annually if there is any default in relation to the payment of any sums due under the Finance Documents (as defined in the Facility Agreement) has occurred or is continuing) and a utilization fee that ranges between 0.125% - 0.50% depending on the amount outstanding. The Facility Agreement may be used to meet future Calls in respect of the Company's existing holdings in immature Funds, to make new investments or for general corporate purposes.

         The terms of the Facility Agreement include a guarantee given by each borrower of the other borrower's obligations. The Facility Agreement also requires the Company to maintain certain ratios of borrowings to assets. The Company and Barings (Guernsey) Limited (as trustee of the Platinum Trust) also each entered into a debenture dated March 16, 2001 in relation to their respective obligations under the Facility Agreement in favor of The Royal Bank of Scotland plc as security trustee.

         As of December 31, 2003, there were no amounts outstanding under the Facility Agreement. See "Item 10. - Other Information - Material Contracts."

Issues of New Shares

         At the April 25, 2003 Annual General Meeting, the Directors, on behalf of the Company, were authorized to issue relevant securities and to issue equity securities as if the preemption provisions in Section 89(1) of the Companies Act did not apply. The following authorities were renewed at the April 29, 2004 Annual General Meeting:

1.       To issue relevant  securities up to an aggregate  nominal amount of
         (a) GBP1,126,551 (equivalent to 1% of the Company's issued ordinary share capital as of March 26, 2004) in connection with the Company's Executive Share Option Plan 2001; and (b) GBP37,551,724 (equivalent to one-third of the Company's issued ordinary share capital as of March 26, 2004), and

2.       To issue equity  securities as if the  preemption  provisions in section 89(1) of the Companies Act did not apply (a) up to an aggregate nominal amount of GBP1,126,551 (equivalent to 1% of the Company's issued ordinary share capital as of March 26, 2004) in connection with the Company's Executive Share Option Plan 2001;
         (b) pursuant to rights issues and other preemptive issues; and (c) up to an aggregate nominal amount of GBP11,265,517 (equivalent to 10% of the Company's issued ordinary share capital as of March 26, 2004).

         The "Issue of New Shares" section of the "Report of the Directors" on pages 22 and 23 of the Report and Accounts is incorporated herein by reference.

Dividend Policy

         In order to comply with the current conditions for approval as an investment trust for U.K. tax purposes, the Company is prohibited by its Articles of Association from distributing as dividends any capital surpluses arising from the sale or other disposition of its investments. Accordingly, any dividends paid by the Company will be funded out of its revenue account. The Directors expect the Company to make sufficient dividend payments to ensure the Company is able to meet the current conditions for approval as an investment trust for U.K. tax purposes. The Company's investment objective is one of capital growth, and the Directors expect that any returns for holders of Ordinary Shares will derive primarily from the capital appreciation of the Ordinary Shares rather than from the dividend income of the Ordinary Shares. The Directors have not recommended the payment of a final dividend for the year ended December 31, 2003 because the Company has reported a deficit for the financial year on its revenue account.

         The Company has been in compliance with its dividend policy since its inception. See "Item 3. Key Information - Selected Financial Data - Dividend per Ordinary Share Information" above for additional information about the Company's dividend payments.

Liquidity Requirements

         The Directors believe that capital resources and revenues of the Company, together with any new issuances of Ordinary Shares or borrowings that the Directors deem necessary under the Facility Agreement or other issues of capital or debt instruments, will be sufficient to fund the Company's short-term and long-term obligations relating to commitments, contingencies, investments, proposed operations and required cash distributions to the holders of the Ordinary Shares. See "Item 10. Additional Information - Taxation - Dividend Policy."

Critical Accounting Policies

         The significant accounting policies adopted by the Company are shown in Item 17, in Note 1 of the Notes to the Accounts. Of these, the valuation of investments could be regarded as a critical accounting estimate as the Company's investment portfolio is the most significant asset in its balance sheet and therefore judgmental errors in applying this policy could have a material impact on returns and shareholders' funds. The valuation policies of the Company are consistent with the current guidelines issued by the BVCA. The guidelines are intended to provide a framework for BVCA members carrying out such valuations for their investors. The objective of the guidelines is to promote best practice and to improve consistency and comparability across the industry, thereby enabling better economic decisions by investors. Two of the key criteria used in developing the guidelines were that they should have conceptual integrity from a valuation perspective and be consistent with generally accepted accounting principles.

         It is important to recognise the subjective nature of private equity investment valuation. It is inherently based on forward-looking estimates and judgments about the underlying business itself, its market and the environment in which it operates, the state of the mergers and acquisitions market, stock market conditions and other factors. As such, while valuations do provide useful interim indications of the progress of a particular investment or portfolio of investments, ultimately it is not until realization that true performance is firmly apparent.

         Investments should be reported at fair value at the reporting date, except in situations where fair value cannot be reliably measured. In such situations the investment should be reported at the carrying value at the previous reporting date, unless there is evidence that the investment has since then been impaired. In such case the carrying value should be reduced to reflect the estimated extent of impairment.

         In estimating fair value for an investment, the valuer should apply a methodology that is appropriate in light of the nature, facts and circumstances of the investment and its materiality in the context of the total investment portfolio and should use reasonable assumptions and estimates.

         Methodologies should be applied consistently from period to period, except where a change would result in better estimates of fair value.

         Because of the uncertainties inherent in estimating fair value for private equity investments, a degree of caution should be applied in exercising judgment and making the necessary estimates. However, the valuer should be wary of applying excessive caution.

         Where the reporting currency of the Fund is different from the currency in which the investment is denominated, translation should be done using the exchange rate prevailing at the reporting date.

         Care must be taken to distinguish  the value that may be ascribed to an investment from the value that may be ascribed to the underlying business. For valuation purposes an investment stake should recognize the time, uncertainty and risk involved in crystallizing the investment value, and particularly the risk that value may be eroded before a sale can be achieved.

C.       Research and Development, Patents and Licenses, etc.

         None.

D.       Trend Information

         The "Financial Highlights and Historical Record" on page 3 of the Report and Accounts, the "Outlook" section of the "Chairman and CEO's Statement" on page 5 of the Report and Accounts, and the "Portfolio Review" on pages 6 through 12 of the Report and Accounts, are incorporated herein by reference.

E.       Off-Balance Sheet Arrangements

         None.

F.       Tabular Disclosure of Contractual Arrangements

         The Company has contractual obligations that require it to provide further capital to certain Funds in which it has invested. An analysis of the uncalled commitments to these Funds at December 31, 2003 is shown below. The uncalled commitments may be called, or not called, at any time until the termination date of the Fund in accordance with the Limited Partnership Agreement of such Fund.

                                                                            Fund         Amount             Uncalled
                                                                     Termination       uncalled         commitment**
                                                                           Date*         (local          (GBP million)
                                                                                      currency)
Fund Commitments:
   International Life Sciences Fund III                                     2013         $59.6m                 33.3
   Permira Europe II                                                        2010      EUR130.0m                 91.6
   Permira Europe III                                                       2013      EUR508.0m                357.9
   P123                                                                  2005***       EUR41.9m                 29.5
   Schroder Canadian Buy-Out Fund II                                        2004         C$0.9m                  0.4
   Schroder Canadian Buy-Out Fund III                                       2011        C$36.5m                 15.8
   Schroder Ventures Asia Pacific Fund                                      2010         $41.4m                 23.1
   Schroder Ventures International Life Sciences     Fund II                2009          $2.0m                  1.2
   Schroder Ventures US Fund                                                2009         $21.7m                 12.2
   The Japan Venture Fund III                                               2007         487.4m                  2.5
   The Japan Venture Fund IV****                                            2014       3,747.6m                 19.5
   The Strategic Recovery Fund                                              2010        GBP7.4m                  7.4

   Total                                                                                                       594.4



* Uncalled commitments can be called at any time over the investment period of the Funds and, thereafter, over the life of the Funds for specified limited purposes. The life of the Funds may be extended with investor consent.

** Based on exchange rates at December 31, 2003.

***Date of final call.

**** Based on the Company's commitment to the fund at its first closing in December 2003. The Company intends to commit a further YEN1,624m at the fund's final close in 2004.

The total commitments shown above include GBP1.1m in relation to Funds held by Platinum Trust and EUR0.1m in relation to SVLL. P123 commitments represent uncalled amounts due on ordinary shares.



                                                      Total    Less than     1-3 years      3-5 years   More than 5
                                                                  1 year                                     years*
                                                                          (GBP millions)

Operating Lease Obligation:                             1.4           --           0.5            0.8           0.1

Bond Repayments:
   Subordinated Convertible Bonds 2011                 39.4           --            --             --          39.4
   Subordinated Convertible Bonds 2013                 49.0           --            --             --          49.0

Total                                                  89.8           --           0.5            0.8          88.5


* Time periods calculated from the fiscal year ended December 31, 2003.

G.       Safe Harbor

Not applicable to this Form 20-F.

Item 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

         The descriptions of the Directors under the heading "Directors" on page 2 and under the heading "Directors" on pages 23 and 24 of the Report and Accounts are incorporated herein by reference. There are no family relationships between a Director and any other Director.

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

         The following table presents the compensation received by each Director for the year ended December 31, 2003:

Name of Director                           Compensation Received
J.J. McLachlan                                     GBP75,000
N.E.H. Ferguson (Executive)                       GBP761,000
C.J. Govett                                        GBP24,000
A.J. Habgood                                       GBP24,000
E.W. Koning                                        GBP21,000
D. Raeburn                                         GBP24,000
A.F. Sykes                                         GBP23,000
A.C. Williams (Executive)                         GBP552,000

Total                                           GBP1,504,000


The "Remuneration Report" on pages 29 through 31 of the Report and Accounts is incorporated herein by reference. Each Director may also be reimbursed for reasonable travel, hotel, and incidental expenses of attending meetings of the Directors, as well as meetings of committees of the Directors, general meetings of the Company, or any other meetings which, as a Director, a particular member is entitled to attend. Each Director is paid all expenses incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director. Any Director who travels or resides abroad for any Company purpose or performs services beyond the ordinary duties of a Director may be paid such extra remuneration as the Directors may determine in addition to any other remuneration from the Company.

Compensation of the Company Secretary

         Schroder Investment Management Limited, a subsidiary of Schroders plc, has been appointed as the company secretary and provides secretarial and administrative services to the Company. The company secretary's duties include monitoring the ability of the Company to satisfy the conditions for approval as an investment trust for U.K. tax purposes. In exchange for these services, Schroder Investment Management Limited receives an annual fee from the Company equal to the aggregate of:

- 0.12% per annum of the Company's net assets up to and including GBP50 million,

- 0.06% per annum of the Company's net assets in excess of GBP50 million but less than or equal to GBP100 million; and

- 0.04% per annum of the Company's net assets in excess of GBP100 million;

provided, however, that the annual fee shall, at a minimum, equal GBP75,000 per annum. During the fiscal year ended December 31, 2003, total fees paid or payable to Schroder Investment Management Limited, in consideration of services it rendered to the Company in the capacity of company secretary, totaled GBP280,000, of which GBP146,000 was outstanding at December 31, 2003. The appointment of Schroder Investment Management Limited as Company Secretary may be terminated upon four months' prior written notice and immediately upon the occurrence of certain insolvency events and other events of default. Schroder Investment Management Limited also provides taxation services to the Company. Total fees payable for such services during the fiscal year ended December 31, 2003 totaled GBP22,000, all of which was outstanding as of such date.


         Schroder Investment Management Limited also facilitates investment trust dealing services. Total fees paid or payable to Lloyds TSB Registrars for such services during the fiscal year ended December 31, 2003 totaled GBP12,000.

         Schroder Investment Management Limited is also entitled to receive a fee for the management of the Company's fixed interest portfolio from the Company based on the average value of the Company's month-end cash and fixed interest portfolio, calculated at the rate of:

-        0.10% per annum on the first GBP75 million of assets,

-        0.05% per annum on the next GBP75 million, and

-        0.03% per annum on the excess,

provided, however, that the minimum annual fee shall not be less than GBP20,000 per year. The total fees paid or payable for these services during the year ended December 31, 2003 was GBP20,000, of which GBP10,000 was outstanding as of December 31, 2003.

Compensation of Officers and Employees

         The Directors have appointed Nicholas Ferguson as Chief Executive Officer and Andrew Williams as an Executive Director. SVG Capital plc currently has no other Executive officers or employees (other than the company secretary) and it is anticipated that SVG Capital plc will have no other employees or officers (other than the company secretary) in the future. As of December 31, 2003, the Company's subsidiaries, SVGA and SVGNA, had 18 employees and four secondees from Schroder Investment Management Limited. However, the Directors may from time to time appoint one or more Directors to hold any employment or executive office with SVG Capital plc (including that of managing director) for such period (subject to the provisions of the Companies Act) and upon such other terms as the Directors may decide and may revoke or terminate any appointment so made. A Director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Directors may decide either in addition to or in lieu of his remuneration as a Director.

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

         The Plan has a 10-year term and the number of shares issued and issuable under the Plan may not exceed 10% of the Company's issued Ordinary Shares. Exercise of the options typically will be subject to vesting over a period of years and to satisfaction of performance targets established by the Remuneration Committee. As of December 31, 2003, the total number of Ordinary Shares issued and issuable (assuming the exercise of all options and the conversion of all convertible bonds) totaled 138,186,790 Ordinary Shares.

         The following table presents information with respect to option grants to Directors of the Company under the Plan as of December 31, 2003:



          Director                  Shares           Grant Date      Exercise         Earliest           Latest
                                  Underlying                           Price       Exercise Date      Exercise Date
                                   Options
N.E.H. Ferguson.....               715,446         June 21, 2001      410.00p      June 21, 2004      June 20, 2011
N.E.H. Ferguson.....               357,724         June 21, 2001      410.00p      June 21, 2005      June 20, 2011
N.E.H. Ferguson.....               404,484         April 5, 2002      334.50p      April 5, 2005      April 4, 2012
N.E.H. Ferguson.....               349,840         March 13, 2003     392.75p      March 13, 2006    March 12, 2013
A.C. Williams.......               373,983         June 21, 2001      410.00p      June 21, 2004      June 20, 2011
A.C. Williams.......               186,992         June 21, 2001      410.00p      June 21, 2005      June 20, 2011
A.C. Williams.......               272,645         April 5, 2002       334.5p      April 5, 2005      April 4, 2012
A.C. Williams.......               239,847         March 13, 2003     392.75p      March 13, 2006    March 12, 2013

         The following table presents information with respect to option grants to Directors of the Company under the Plan subsequent to December 31, 2003:


          Director                  Shares           Grant Date      Exercise         Earliest           Latest
                                  Underlying                           Price       Exercise Date      Exercise Date
                                   Options
N.E.H. Ferguson.....               363,256         March 12, 2004     479.00p      March 12, 2007    March 11, 2014
A.C. Williams.......               248,851         March 12, 2004     479.00p      March 12, 2007    March 11, 2014


         The following table presents information with respect to option grants to Directors of the Company under the Plan during the year ended December 31, 2003:


          Director                  Shares           Grant Date      Exercise         Earliest           Latest
                                  Underlying                           Price       Exercise Date      Exercise Date
                                   Options
N.E.H. Ferguson.....               349,840         March 13, 2003     392.75p      March 13, 2006    March 12, 2013
A.C. Williams.......               239,847         March 13, 2003     392.75p      March 13, 2006    March 12, 2013


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

         The "Share Options" section of the Remuneration Report on page 30 of the Report and Accounts is incorporated herein by reference.

C.       Board Practices

         At every Annual General Meeting of the Company, one-third of the Directors, or if their number is not three or any multiple of three then the number nearest to and less than one third, who are subject to retirement by rotation, will retire by rotation and be eligible for re-election. The Directors who retire by rotation on each occasion will be those who have been longest in office since their appointment but as between persons who became or were last reappointed directors on the same day, those to retire will be determined by lot. Andrew Williams and John Govett retired at the Company's Annual General Meeting on April 29, 2004 and were re-elected. Andrew Sykes resigned as a Director on March 31, 2004.

         The Company's Articles of Association also require that a majority of the Directors, including the Chairman, be independent of Schroder Ventures and the Schroder Group. For this purpose, a Director is deemed to be "independent" of the Schroder Group unless (a) he is a director, officer, general partner, or employee of a member of the Schroder Group or (b) a member of the Schroder Group is connected with him within the meaning given to that expression by Section 346 of the Companies Act. John McLachlan, John Govett, Anthony Habgood, Edgar Koning and Denis Raeburn are independent for the purposes of the Articles of Association. Any decision of the Directors requires a simple majority vote; however, a majority of the Directors voting in favor of the decision must be independent Directors.

         The Directors have appointed Nicholas Ferguson as Chief Executive Officer and Andrew Williams as an Executive Director. SVG Capital plc currently has no other officers or employees (other than the company secretary) and it is anticipated that SVG Capital plc will have no other employees or officers (other than the company secretary) in the future.

         The Directors manage the Company's investment in the Funds. The Directors have established certain committees to assist in the management of the Company. The investment committee is responsible for the day-to-day management of the Company's portfolio, for reviewing investment proposals for the Company, for giving investment recommendations to the Directors and for implementing the Directors' decisions regarding any investment. The SVGA team is responsible for monitoring and providing advice on investments to the committee. The current members of this committee as of the date of this report are Nicholas Ferguson (Chairman), John Govett, John McLachlan, Edgar Koning, Denis Raeburn and Andrew Williams. The Company is entitled to receive information with respect to its holdings on the same basis as other investors in the Funds.

         The Directors have established an audit committee, which consists of John McLachlan (Chairman), Anthony Habgood, Edgar Koning and Denis Raeburn. All of the Directors currently serving on the audit committee are independent Directors under the standard described above. The audit committee is responsible for ensuring that the Company maintains the highest standards of integrity in financial reporting. The audit committee also meets with representatives of the company secretary and receives reports on the quality and effectiveness of the accounting records and management information maintained on behalf of the Company. See "Item 6. Directors, Senior Management and Employees - Compensation
- Compensation of the Company Secretary."

         The Directors have also established a nominations committee, which consists of Anthony Habgood (Chairman), John McLachlan, Nicholas Ferguson, Edgar
Koning  and  Denis   Raeburn.   The   committee   meets  as  necessary  to  make
recommendations to the Directors on the filling of Board vacancies.

         The remuneration committee is composed of John McLachlan (Chairman), John Govett and Anthony Habgood and Denis Raeburn all of whom are independent Directors under the standard described above. The remuneration committee's responsibilities include making recommendations to the Directors in relation to the remuneration of the Executive Directors, the issuance of share option grants under the Company's Executive Share Option Plan and the review of certain contracts with service providers.

         The "Directors" section of the "Report of the Directors" on pages 23 and 24 of the Report and Accounts, the "Board Committees" section of the "Corporate Governance" section on pages 26 and 27 of the Report and Accounts and the "Policy on the Remuneration of the Directors" section of the "Remuneration Report" on page 29 of the Report and Accounts are incorporated herein by reference.

D.       Employees

         See "Compensation of Officers and Employees," above.

E.       Share Ownership

         The following table presents the number of Ordinary Shares beneficially owned by each Director or their families as of June 18, 2004:

Name of Director                              Ordinary Shares
                                             Beneficially Owned

J.J. McLachlan                                     18,061
N.E.H. Ferguson                                   337,279
C.J. Govett                                        67,500
A.J. Habgood                                       25,000
E.W. Koning                                             0
D. Raeburn                                         60,000
A.C. Williams                                      13,091

Total                                             520,931


         See "Executive Share Option Plan," above, for information about the option ownership of the Directors of the Company under the Plan.

         The description of the share ownership of the Directors of the Company under the heading "Directors" in the "Report of the Directors" on page 23 of the Report and Accounts is incorporated herein by reference.

Item 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

         The Company's issued share capital at December 31, 2003 consisted of 112,655,174 Ordinary Shares, par value GBP1 each, all of which were fully paid as of December 31, 2003. Each Ordinary Share has the same voting rights as every other Ordinary Share.

           At June 18, 2004, the Company had been notified of the following interests in excess of 3% of the issued capital of the Company:


                                                              # of Ordinary         % of Class
                                                                 Shares
         Schroders plc and its subsidiaries
             --non beneficial, managed for clients             19,335,951             17.16
             --beneficial                                       7,113,449              6.31
         Aegon Investment Management BV                        24,603,665             21.84
         Lansdowne Partners                                     9,338,262              8.29
         Morley Fund Management Limited                         3,861,340              3.43
         Morgan Stanley Securities Limited                      4,052,793              3.59

         As of June 18, 2004, the Directors and their families were the beneficial owners of an aggregate of 520,931 Ordinary Shares or approximately 0.46% of all Ordinary Shares outstanding as of such date. Nicholas Ferguson and Andrew Williams have also been granted options representing 3,513,068 Ordinary Shares or 3.06% of the total number of Ordinary Shares outstanding as of such date. See Item 6. "Directors, Senior Management and Employees - Compensation - Executive Share Option Plan."

         The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. There are no arrangements known to the Company the operations of which may, at a date subsequent to the date of this annual report, result in a change of control of the Company.

Changes in Major Shareholder Ownership in Most Recent Three Years

     The table included in the section entitled "Substantial Share Interests" in the "Report of the Directors" on page 24 of the Report and Accounts, the table included in the section entitled "Substantial Share Interests" in the "Report of the Directors" on page 22 of the Report and Accounts December 2002, the table in the section entitled "Substantial Share Interests" in the "Report of the Directors" on page 22 of the Report and Accounts 2002, and the table entitled "Substantial Share Interests" in the "Report of the Directors" of the Report and Accounts 2001, each of which lists owners of in excess of 3% of the Ordinary Shares as of specific dates, are incorporated herein by reference.

Record Ownership of the Ordinary Shares in the United States

         The following information is presented, to the Company's knowledge, with respect to the Company's major shareholders, which means shareholders that are the beneficial owners of 3% or more of the Company's Ordinary Shares. The section entitled "Substantial Share Interests" on page 24 of the Report and Accounts is incorporated herein by reference.

         As of December 31, 2003, Metropolitan Life Insurance Company, or Met Life, owned GBP20 million in principal amount of Bonds 2011 and GBP13 million in principal amount of Bonds 2013. Because Met Life has the right to convert the Bonds 2011 and Bonds 2013 into Ordinary Shares at 399p and 480p per Ordinary Share, respectively, Met Life is deemed, under applicable U.S. securities laws, to beneficially own Ordinary Shares. If Met Life converted its entire holding of the Bonds 2011 and Bonds 2013, it would own approximately 7,720,864 Ordinary Shares, or approximately 6.85% of the total number of Ordinary Shares outstanding assuming the conversion of all the Bonds 2011 and Bonds 2013.

Voting Rights of Major Shareholders

         The Company's major shareholders do not have different voting rights.

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

         Nicholas Ferguson, a Director and the Company's Chief Executive Officer, is also the Chairman of the Board of SVGA, a wholly owned subsidiary of the Company. Andrew Williams, a Director, is Chief Executive Officer of SVGA.

         Nicholas Ferguson and Andrew Williams, who are employed by Schroder Investment Management Limited, are seconded to SVG Capital plc. As part of the secondment arrangements, SVG Capital plc will reimburse Schroder Investment Management Limited for the salary, bonus and other benefits paid by Schroder Investment Management Limited to Nicholas Ferguson and Andrew Williams. Schroder Investment Management Limited, a wholly owned subsidiary of Schroders plc, provides certain administrative and secretarial services to the Company in exchange for the fees specified in "Item 6. Directors, Senior Management and Employees - Compensation - Compensation of the Company Secretary."

         Nicholas Ferguson and John McLachlan represent the Company on the advisory committees that advise certain Funds. In addition, Nicholas Ferguson and members of his family and Andrew Williams are entitled to receive a specified percentage of the profits of each Fund raised before January 1, 2001 when the returns to investors in that Fund exceed specified performance standards, as described in "Item 4. Information on the Company - Business Overview - Special Allocation of Profits."

         As a result of these relationships, these Directors may have interests in transactions between the Company and these entities that may differ from those of the holders of the Ordinary Shares.

C.       Interests of Experts and Counsel

         Not applicable to this Form 20-F.

Item 8.           FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

         See Item 17.

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

         During 2002, a former employee of Permira's investment consultants in France was placed under examination ("mis en examen") in connection with an inquiry being conducted in France by an investigating magistrate ("juge d'instruction"). It is understood that the inquiry was into circumstances surrounding a public offering in 1998 in shares of an Investee Company of Schroder French Buy-Out Fund. The Investigating Magistrate referred the case to the criminal court and a hearing took place on November 25 and 26, 2002. Judgment was reserved until January 20, 2003 when judgment was entered against the former employee. The Directors are of the opinion that the outcome of the inquiry has no bearing on the Company's relationship with Permira or on the Company's financial position.

Dividend Policy

         For a description of the Company's policy on dividend distribution, see "Item 10. Additional Information - Taxation - Dividend Policy."

B.       Significant Changes

         None.

Item 9.           THE OFFER AND LISTING

         All portions of Item 9 other than Items 9.A.4 and 9.C are inapplicable to this Form 20-F.


A.       Offer and Listing Details

Price Range of the Ordinary Shares

         The principal trading market for the Ordinary Shares is the LSE. The Ordinary Shares were admitted to the Official List on May 23, 1996. The following tables set forth the range of the high and low closing sales prices of our common stock for the periods indicated:


         Five Most Recent Fiscal Years
                                                       Year                               Six Months          Year
                                                      Ended,                           Ended, December       Ended,
                                                     June 30                                  31          December 31

                                          1999       2000        2001         2002           2002             2003

    High Market price                    292.5p     462.0p      533.0p       393.0p         379.0p           508.5p

    Low Market Price                     149.0p     255.0p      380.5p       296.5p         456.0p           379.0p


         Two Most Recent Fiscal Years
                                          High Market Price          Low Market Price

    Fiscal Year Ended June 30, 2002            393.0p                     296.5p
    First Quarter                              393.0p                     296.5p
    Second Quarter                             348.5p                     305.5p
    Third Quarter                              350.5p                     307.5p
    Fourth Quarter                             372.0p                     331.0p

    Six Months Ended December 31,
    2002

    First Quarter                              422.0p                     379.0p
    Second Quarter                             456.0p                     414.5p

    Fiscal Year Ended December 31,
    2003
    First Quarter                              422.0p                     379.0p
    Second Quarter                             456.0p                     414.5p
    Third Quarter                              508.5p                     440.0p
    Fourth Quarter                             495.25p                    457.5p


         Most Recent Six Months

                                      High Market Price          Low Market Price

    January 04                        482.50p                    445.00p
    February 04                       473.50p                    450.00p
    March 04                          497.75p                    472.50p
    April 04                          499.25p                    487.00p
    May 04                            498.00p                    479.50p
    June 04                           521.00p                    493.00p

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

D.       Selling Shareholders

         Not applicable to this Form 20-F.

E.       Dilution

         Not applicable to this Form 20-F.

F.       Expenses of the Issue

         Not applicable to this Form 20-F.

Item 10. ADDITIONAL INFORMATION

A.       Share Capital

         Not applicable to this Form 20-F.

B.       Memorandum and Articles of Association of SVG Capital plc

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

         The Company is incorporated under the name SVG Capital plc and is registered in England and Wales with the registered number 3066856. The Memorandum of Association states that the Company's objectives are to carry on the business of an investment trust company and to undertake all kinds of trust and agency business. The Company's Memorandum of Association and Articles of Association allow for a wide range of activities by which to carry out the Company's objectives. See Exhibit 1.1, Memorandum of Association, Article 4(A).

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

- may be party to or otherwise interested in any contract, transaction, or arrangement with the Company or in which the Company is otherwise interested;

- may be a director or other officer of or employed by a party to any contract, transaction or arrangement with or otherwise interested in any corporate entity promoted by the Company or in which the Company is in any way interested; and

- may act in a professional capacity for the Company (other than as auditor) and be compensated therefore and shall not (unless otherwise agreed by him) be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such corporate body or for such compensation.

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

         A Director generally shall not vote on, or be counted in the quorum in relation to, any resolution of the Board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he does, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:

- The giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the Company's request or for the benefit of the Company or any of its subsidiaries,

- The giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security,

- Where the Company or any of its subsidiary undertakings are offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate,

- Any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or any of its subsidiaries or by reason of any other interest in or through the Company or any of its subsidiaries,

- Any contract concerning any other company (not being a company in which the director and any persons connected with him owns 3% or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise,

- Any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors and employees of the Company or of any of its subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to whom the fund or scheme relates,

- Any contract for the benefit of employees of the Company or of any of its subsidiaries under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contracts relates, and

- Any contract for the purchase or maintenance for any director or directors of insurance against any liability.

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

C.       Material Contracts

Trust Deeds

         The Company entered into a Trust Deed with The Law Debenture Trust Corporation p.l.c. on November 21, 2002 that constituted the Bonds 2011. Please see "Item 4. Information on the Company - History and Development of the Company
- Subordinated Convertible Bonds due 2011".

         The Company entered into a Trust Deed with The Law Debenture Trust Corporation p.l.c. on May 20, 2003 and three Supplemental Trust Deeds with The Law Debenture Trust Corporation p.l.c. on July 17, 2003, July 21, 2003 and August 8, 2003 that together constituted the Bonds 2013. Please see "Item 4.
Information on the Company - History and Development of the Company - Subordinated Convertible Bonds due 2013".

Placing Agreement

         The Company entered into a share placing agreement with J.P. Morgan Securities Limited on October 7, 2003 pursuant to which, the Company issued 10,239,100 Ordinary Shares to investors.

         Please see "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Share Placing".

Facility Agreement

         The Company, Barings (Guernsey) Limited, as trustee of the Platinum Trust, The Governor and Company of The Bank of Scotland and The Royal Bank of Scotland plc entered into the Facility Agreement on June 16, 2003.

         Please see "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Facility Agreement" for a description of the Facility Agreement.

         Except as disclosed in this Item, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the Company within the two years immediately preceding the date of this document and there are no other contracts (other than contracts entered into in the ordinary course of business) entered into by the Company which contain any provision under which the Company has any obligation or entitlement which is material to the Company as of December 31, 2003.

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

         Tax Treaty Between the United Kingdom and the United States. A U.S. investor in Ordinary Shares that is a resident of the United States within the meaning of the double tax treaty between the U.S. and the U.K. (the "Treaty") will be entitled to certain benefits under the Treaty with respect to the receipt of dividends on the Ordinary Shares. Capital gains realized on the disposition of such a U.S. investor's investments in the Ordinary Shares will not be subject to tax in the U.K. While the Treaty allows the United Kingdom to tax dividend distributions paid to U.S. Holders, the Treaty limits to 15% the rate of tax that may apply to such distributions so long as the Shares are not held as part of a U.S. holder's permanent establishment located in the United Kingdom. However, the United Kingdom does not currently impose a tax with respect to Shares that are not so held.

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

         Taxation of Dividends. Subject to the discussion under "Passive Foreign Investment Company Status" below, distributions to U.S. Holders will constitute dividend income for U.S. federal income tax purposes to the extent such distributions are made from the Company's current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Such dividends will not be eligible for the dividends-received deduction otherwise allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of any such dividend will be the U.S. dollar value of the British pounds sterling received, determined at the spot British pound / U.S. dollar exchange rate on the date such distribution is includible in the income of the U.S. Holder, regardless of whether the distribution is in fact converted into U.S. dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion of pounds sterling for a different amount will be U.S. source ordinary income or loss.

         Subject to the discussion  under  "Passive  Foreign  Investment
Company Status" below, to the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. Holder's tax basis in its Ordinary Shares to the extent thereof, and then as capital gain. The Company does not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles. Dividends paid by the Company will constitute foreign source dividend income for U.S. federal income tax purposes, which may be relevant to a U.S. Holder in calculating such holder's foreign tax credit limitation with respect to foreign taxes paid or accrued by such U.S. Holder. Under the Internal Revenue Code of 1986, as amended (the "Code"), the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by the Company will generally be "passive" income or, in the case of certain holders, "financial services" income.

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

         Under the PFIC rules, unless a U.S. Holder makes either a "QEF election" or a "mark-to-market election," each as described below, the U.S. Holder will be subject to certain punitive interest charge rules with respect to any "excess distribution" by the Company (defined as the U.S. Holder's ratable share of distributions (including return of capital distributions) in any year that exceeds 125% of the average annual distribution received by such U.S. Holder in the three preceding years or the U.S. Holder's holding period, if shorter) and any gain realized on the sale or other disposition of PFIC shares. Under the interest charge rules, an excess distribution or gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over the U.S. Holder's holding period, (ii) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate for such year, and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in all years prior to the year in which the excess distribution or gain was actually realized. For purposes of the foregoing rules, a U.S. Holder who uses such Ordinary Shares as security for a loan will be treated as having disposed of such Ordinary Shares.

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

         Information Reporting and Backup Withholding. Dividend payments with respect to Ordinary Shares and proceeds from the sale, exchange or redemption of Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. The U.S backup withholding rate is currently 28%. Backup withholding will not apply, however, if the beneficial owner of Ordinary Shares furnishes a correct taxpayer identification number or provides under penalties of perjury a certificate of foreign status or otherwise establishes an exemption from backup withholding. Amounts withheld under the backup withholding rules may be credited against a beneficial owner's federal income tax liability, and the beneficial owner may obtain a refund of any excess amounts withheld by filing a claim for refund with the IRS.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The "Risks" section of the Notes to the Accounts on pages 53 and 54 of the Report and Accounts is incorporated herein by reference.

         Investment in private equity carries a high degree of risk and may be subject to sudden and large falls in value resulting in investors losing the value of their investments.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable to this Form 20-F.

                                     PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

         (a) Our principal executive officer and principal financial officer have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, the principal executive officer and principal financial officer concluded that such controls and procedures were satisfactory to ensure that material information regarding our company, including our consolidated subsidiaries, was made known to such officers by others within those entities, particularly during the period in which this annual report was being prepared.

         (b) There have not been significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses that required the Company to take any corrective actions.

Item 16.         [RESERVED]

Item 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

         Our board of directors has determined that J.J. McLachlan, a member and the Chairman of the Audit Committee, is the audit committee financial expert.

Item 16B.         CODE OF ETHICS

         The Company is reviewing its governance arrangements in response to recent changes to the U.K. Listing Rules and, as part of this review, is developing a Code of Ethics that will be applicable to our principal executive officer and principal financial officer.

Item 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Our principal independent auditor is Ernst & Young LLP.

Fees and Services

         During the years ended June 30, 2002 and December 31, 2003, and the 6-month period ended December 31, 2002, we paid the following fees for professional services to Ernst & Young:


                                                                  Six Months Ended
                                           Year Ended December    December 31, 2002    Year Ended June
                                                 31, 2003                                30, 2002
                                                                   (GBP in thousands)

      Audit Fees                                    50                   51                   89
      Audit-Related Fees                            --                   --                   21
      Tax Fees                                      --                   --                   --
      All Other Fees                                -                     -
      Total                                         50                   51                  110

         Audit-Related Services comprise services provided in relation to the issue of convertible bonds.

         Tax Services have not been provided by Ernst & Young LLP.

         Other Services have not been provided by Ernst & Young LLP.

         Our Audit Committee is responsible for the oversight of our independent auditor's work. Our Audit Committee's policy is to pre-approve all audit and non-audit services provided by Ernst & Young. These services may include audit services, audit-related services and other services, as described above. In such an event, the Audit Committee sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. The Chairman of the Audit Committee, J.J. McLachlan, may issue such a pre-approval. Additional services may be pre-approved on an individual basis.

         In the fiscal year ended December 31, 2003, our Audit Committee pre-approved all audit and non-audit services provided by Ernst & Young LLP.

Item 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable to this Form 20-F.

Item 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                  PURCHASERS

Not applicable to this Form 20-F.

                                    PART III


Item 17. FINANCIAL STATEMENTS

         The financial statements required by Item 17, together with the report of Ernst & Young thereon, are included as follows on Pages F1 through F34 of this report:

Report of independent auditors                                           F1
Consolidated statement of total return for the year
 ended December 31, 2003, the six-months ended December 31, 2002
 and the years ended June 30, 2002 and 2001                              F2
Consolidated balance sheets at
 December 31, 2003 and December 31, 2002                                 F3
Consolidated cash flow statements for the year ended
 December 31, 2003, the six months ended December 31, 2002
 and the years ended June 30, 2002 and 2001                              F4
Notes to the accounts                                                    F6

Item 18. FINANCIAL STATEMENTS

         Not applicable to this Form 20-F.

Item 19. EXHIBITS

         The following exhibits are filed as a part of this annual report:




Exhibit                                              Exhibit Name
Number
1.1             Memorandum of Association                                                                     *
1.2             Articles of Association, as adopted on December 5, 2000                                       *
2.1             Trust Deed, dated November 21, 2001, between the Company and The Law Debenture Trust         ***
                Corporation p.l.c.
2.2             Trust Deed, dated May 20, 2003, between the Company and The Law Debenture Trust             Filed
                Corporation p.l.c.                                                                         herewith
2.3             First Supplemental Trust Deed, dated July 17, 2003, between the Company and The Law         Filed
                Debenture Trust Corporation p.l.c.                                                         herewith
2.4             Second Supplemental Trust Deed, dated July 21, 2003, between the Company and The Law        Filed
                Debenture Trust Corporation p.l.c.                                                         herewith
2.5             Third Supplemental Trust Deed, dated August 8, 2003, between the Company and The Law        Filed
                Debenture Trust Corporation p.l.c.                                                         herewith
4.1             Deposit Agreement, dated November 30, 2000, between the Company and The Bank of New           **
                York
4.2             Services Agreement, dated March 16, 2001, between the Company and Schroder Ventures           **
                K.K. (Japan)
4.3             Services Agreement, dated March 16, 2001, between the Company and Schroder Capital            **
                Partners Limited (Asia)
4.4             Services Agreement, dated March 16, 2001, between the Company and Schroders &                 **
                Associates Canada Inc. (Canada)
4.5             Services Agreement, dated March 16, 2001, between the Company and Schroder Ventures           **
                Life Sciences Advisers Limited (Life Sciences)




4.6             Services Agreement, dated March 16, 2001, between the Company and Schroder Venture            **
                Partners LLC (U.S.)
4.7             Services Agreement, dated March 16, 2001, among the Company, Schroder Ventures                **
                (London) Limited and Schroder Ventures Europe BV
4.8             Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited          **
                and Schroder Ventures Limited
4.9             Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited          **
                and Schroder Ventures Investments Limited
4.10            Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited          **
                and Schroders plc
4.11            Fund of Funds Agreement, dated March 16, 2001, between Schroder Ventures (London)             **
                Limited and Schroder Investment Management (Ireland) Limited
4.12            Facility Agreement, dated June 16, 2003, between the Company,  Barings (Guernsey)           Filed
                Limited, The Governor and Company of The Bank of Scotland and The Royal Bank of            herewith
                Scotland plc
4.13            The Executive Share Option Plan                                                               **
4.14            Placing Agreement, dated October 3, 2003, between the Company and J.P. Morgan               Filed
                Securities Limited                                                                         herewith
8.1             List of Subsidiaries of the Company                                                           **
10.1            The Company's 2003 Report and Accounts                                                      Filed
                                                                                                           herewith
10.2            The Company's December 2002 Report and Accounts                                              ****
10.3            The Company's 2002 Report and Accounts                                                       ***
10.4            Incorporated Sections of the Company's 2001 Report and Accounts                             Filed
                                                                                                           herewith
10.5            Incorporated Sections of the Company's Interim 2001 Report and Accounts                     Filed
                                                                                                           herewith
12.1            Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)                     Filed
                                                                                                           herewith
12.2            Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)                     Filed
                                                                                                           herewith
13.1            Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)                     Filed
                                                                                                           herewith
13.2            Certification of Chief Financial Officer pursuant to SEC Rule  13a-14(b)                    Filed
                                                                                                           herewith


 * Incorporated herein by reference to the Company's 2000 annual report on Form 20-F, filed with the Commission on January 16, 2001

 ** Incorporated herein by reference to the Company's 2001 annual report on Form 20-F, filed with the Commission on November 8, 2001

 *** Incorporated herein by reference to the Company's 2002 annual report on Form 20-F, filed with the Commission on December 20, 2002

 **** Incorporated herein by reference to the Company's December 2002 transition report on Form 20-F, filed with the Commission on April 3, 2003

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                  SVG CAPITAL PLC
                  (Registrant)


                                    By:  /s/ John Spedding
                                           John Spedding, for and on behalf of
                                           Schroder Investment Management
                                           Limited, Secretaries


Date: July 9, 2004

SVG Capital plc
Report of Independent Auditors


To: The Directors
     SVG Capital plc

We have audited the consolidated balance sheets of SVG Capital plc at December 31, 2003 and 2002, and the related consolidated statements of total return and cash flows for the year ended December 31, 2003, the six months ended December 31, 2002 and the years ended June 30, 2002 and 2001. These accounts are the responsibility of the Company's management. Our responsibility is to express an opinion on these accounts based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall accounts presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accounts referred to above present fairly, in all material respects, the consolidated financial position of SVG Capital plc at December 31, 2003 and 2002, and its consolidated total return and its consolidated cash flows for the year ended December 31, 2003, the six months ended December 31, 2002 and the years ended June 30, 2002 and 2001 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 30 of Notes to the Accounts).


                                                           /s/ Ernst & Young LLP
London, England

March 26, 2004

                                       F1

SVG Capital plc
CONSOLIDATED STATEMENT OF TOTAL RETURN (Incorporating The Revenue Account)



                                                                          For the year ended
                                                                           December 31, 2003
                                                        Note          Revenue      Capital        Total
                                                                       GBP000       GBP000       GBP000
Realized gains on investments                            12                 -       10,894       10,894

Unrealized gains on investments                          12                 -       15,128       15,128

Gains on investments                                                        -       26,022       26,022

Foreign exchange gains on                                                   -          938          938
  non-cash balances

Foreign exchange gains/(losses) on
  cash balances                                                           178        (630)        (452)
Income                                                    2             6,857            -        6,857
Expenses                                                  3           (7,642)      (3,357)     (10,999)

Net (deficit)/return before finance   costs and                         (607)       22,973       22,366
taxation

Interest payable and similar charges                      7           (5,106)            -      (5,106)

Net (deficit)/return on ordinary   activities before                  (5,713)       22,973       17,260
taxation

Tax on ordinary activities                                9               182            -          182

(Deficit)/return on ordinary activities   after tax                   (5,531)       22,973       17,442
for the year

Minority interest - equity                                                  -         (66)         (66)

(Deficit)/return on ordinary activities                               (5,531)       22,907       17,376
  after tax and minority interest for the
   year attributable to equity
  shareholders (1)

Dividends                                                 8                 -            -            -

(Deficit)/surplus transferred (from)/to reserves                      (5,531)       22,907       17,376

Return per ordinary share                                10           (5.32)p       22.02p       16.70p
Return per ordinary share - diluted                      10           (5.32)p


The revenue column is the consolidated profit and loss account of the group. All revenue and capital items derive from continuing operations. No operations were discontinued in the year.

(1) A summary of the significant adjustments to return on ordinary activities after tax and minority interest for the year attributable to equity shareholders that would be required had US generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in note 30.

The notes to the accounts form an integral part of these accounts.

                                       F2

SVG Capital plc
CONSOLIDATED STATEMENT OF TOTAL RETURN (Incorporating The Revenue Account)

                                                                                              For the six months ended
                                                            For the six months ended              December 31, 2001
                                                                December 31, 2002                    (unaudited)
                                               Note        Revenue     Capital       Total    Revenue    Capital      Total
                                                            GBP000      GBP000      GBP000     GBP000     GBP000     GBP000

Realized gains on investments                   12               -      57,997      57,997         -     5,077        5,077
Unrealized losses on investments                12               -    (15,420)    (15,420)         -  (16,756)     (16,756)

Gains on investments                                             -      42,577      42,577         -  (11,679)     (11,679)

Foreign exchange losses on                                       -
  non-cash balances                                                          -       (901)         -         -            -

Foreign exchange gains/(losses) on
  cash balances                                                178        (17)        574         26      (94)         (68)

Income                                          2            3,385           -       3,385     4,681         -        4,681
Expenses                                        3          (4,065)           -     (4,065)   (4,131)          -     (4,131)

Net (deficit)/return before finance   costs                  (697)      42,267      41,570       576  (11,773)     (11,197)
and taxation
Interest payable and similar charges            7          (1,523)           -     (1,523)     (276)         -        (276)

Net (deficit)/return on ordinary                           (2,220)      42,267      40,047       300   (11,773)    (11,473)
  activities before taxation
Tax on ordinary activities                      9               36           -          36     (122)         -        (122)

(Deficit)/return on ordinary activities                    (2,184)      42,267      40,083       178   (11,773)    (11,595)
  after tax for the period
Minority interest - equity                                     (1)          23          22       (1)         20          19

(Deficit)/return on ordinary activities                    (5,531)      42,290      40,105       177   (11,753)    (11,576)
  after tax and minority interest for the
   period attributable to equity
  shareholders (1)
Dividends                                       8                -           -           -         -         -            -

(Deficit)/surplus transferred (from)/to                    (2,185)      42,290      40,105       177   (11,753)    (11,576)
reserves

Return per ordinary share                       10         (2.14)p      41.35p      39.21p     0.17p  (11.49)p     (11.32)p
Return per ordinary share - diluted             10         (2.14)p                             0.17p


The revenue column is the consolidated profit and loss account of the group. All revenue and capital items derive from continuing operations. No operations were discontinued in either period.

(1) A summary of the significant adjustments to return on ordinary activities after tax and minority interest for the period attributable to equity shareholders that would be required had US generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in note 30.

The notes to the accounts form an integral part of these accounts.

                                       F3

SVG Capital plc
CONSOLIDATED STATEMENT OF TOTAL RETURN (Incorporating The Revenue Account)


                                                             For the year ended                For the year ended
                                                                June 30 2002                      June 30 2001
                                               Note        Revenue    Capital     Total     Revenue    Capital     Total
                                                            GBP000     GBP000    GBP000      GBP000     GBP000    GBP000
Realized gains on investments                   12               -    11,914     11,914           -      4,774     4,774
Unrealized losses on investments                12               -   (4,202)    (4,202)           -   (49,190)   (49,190)

Gains on investments                                             -     7,712      7,712           -   (44,416)   (44,416)

Foreign exchange gains/(losses) on                               -         -          -           -         -         -
  non-cash balances

Foreign exchange gains/(losses) on
  cash balances                                                  3        42         45           -      (755)      (755)

Income                                          2            7,674         -      7,674       5,616          -     5,616
Expenses                                        3          (7,293)         -    (7,293)     (2,235)          -    (2,235)

Net (deficit)/return before finance   costs                    384     7,754      8,138       3,381   (45,171)   (41,790)
and taxation

Interest payable and similar charges            7          (1,832)         -    (1,832)       (583)          -      (583)

Net (deficit)/return on ordinary                           (1,448)     7,754      6,306       2,798   (45,171)   (42,373)
  activities before taxation

Tax on ordinary activities                      9            (105)         -      (105)       (141)          -      (141)

(Deficit)/return on ordinary activities                    (1,553)     7,754      6,201       2,657   (45,171)   (42,514)
  after tax for the year

Minority interest - equity                                     (2)        16         14         (2)        104       102

(Deficit)/return on ordinary activities                    (1,555)     7,770      6,215       2,655   (45,067)   (42,412)
  after tax and minority interest for the
   year attributable to equity
  shareholders (1)

Dividends                                       8                -         -          -     (1,841)          -    (1,841)

(Deficit)/surplus transferred (from)/to                    (1,555)     7,770      6,215         814   (45,067)   (44,253)
reserves

Return per ordinary share                       10         (1.52)p     7.60p      6.08p       2.60p   (44.07)p  (41.47)p
Return per ordinary share - diluted             10         (1.52)p                            2.60p


The revenue column is the consolidated profit and loss account of the group. All revenue and capital items derive from continuing operations. No operations were discontinued in the either year.

(1) A summary of the significant adjustments to return on ordinary activities after tax and minority interest for the year attributable to equity shareholders that would be required had US generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in note 30.

The notes to the accounts form an integral part of these accounts.

                                       F4

SVG Capital plc

CONSOLIDATED BALANCE SHEETS


                                                                                       At December 31      At December 31
                                                                                                 2003                2002
                                                                    Notes                      GBP000              GBP000

TANGIBLE FIXED ASSETS                                                  11                         399                 282


FIXED ASSET INVESTMENTS
Venture funds and co-investments                                    12/13                     560,287             483,959
UK listed equity funds                                              12/13                       8,184                   -
Money market instruments                                            12/13                      41,877              13,911
                                                                                              610,348             497,870

CURRENT ASSETS
Debtors                                                                14                       6,718               4,490
Cash at bank                                                                                    5,791               4,887
                                                                                               12,509               9,377

CURRENT LIABILITIES
Creditors: amounts falling due within one year                         15                       8,111               4,783

NET CURRENT ASSETS                                                                              4,398               4,594

TOTAL ASSETS LESS CURRENT LIABILITIES                                                         615,145             502,746

Creditors: amounts falling due after more than one year                16                      88,108              39,201

Minority interest - non-equity                                                                    100                 100
Minority interest - equity                                                                        319                 253

NET ASSETS                                                                                    526,618             463,192

CAPITAL AND RESERVES
Called up share capital                                                18                     112,655             102,266
Share premium account                                                  19                      43,114               7,453
Capital redemption reserve                                             20                       3,204               3,204
Share purchase reserve                                                 21                      92,054              92,054
Capital reserve                                                        22                     281,902             258,995
Revenue reserve                                                        23                     (6,311)               (780)

EQUITY SHAREHOLDERS' FUNDS(1)                                          24                     526,618             463,192

Net asset value per ordinary share -undiluted                          25                      467.5p              452.9p
                                   -diluted                            25                      458.7p              445.8p



(1) A summary of the significant adjustments to equity shareholders' funds that would be required if US generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is given in note 30.

The notes to the accounts form an integral part of these accounts.

                                       F5

SVG Capital plc

CONSOLIDATED CASH FLOW STATEMENTS

                                                  For the year       For the six      For the six   For the year   For the year
                                                ended December      months ended     months ended          ended          ended
                                                      31, 2003      December 31,     December 31,       June 30,       June 30,
                                                                            2002             2001           2002           2001
                                                                                      (unaudited)
                                        Note            GBP000            GBP000          GBP'000         GBP000         GBP000
OPERATING ACTIVITIES
Income received on investments                             931               440            1,182          1,567          5,623
Bank interest received                                     424               228              227            454            570
Investment advisory fee income received                  4,442             1,857            3,468          5,047             35
Administrative expenses paid                            (8,068)           (2,433)          (3,626)        (7,279)        (2,417)

Net cash (outflow)/inflow from            26            (2,271)                92           1,251           (211)          3,811
operating activities

RETURN ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid                                           (2,808)           (1,801)               -              -           (224)
Loan facility finance costs                             (2,361)             (634)             (64)          (550)        (1,046)


Net cash outflow from investments and servicing         (5,169)           (2,435)             (64)          (550)        (1,270)
of finance

TAXATION
Income tax recovered                                        131                -                -              -            339
Overseas tax suffered                                       (8)              (24)            (122)          (117)          (154)

Total tax recovered/(paid)                                  123              (24)            (122)          (117)           185


CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of money market instruments                  (100,720)         (127,797)        (101,752)      (316,731)      (351,516)
Purchase of subsidiaries                                     -                 -                               -            (36)
Purchase of UK listed equity funds                      (7,477)                 -               -              -              -
Purchase of tangible fixed assets                         (221)              (34)            (310)          (311)             -
Sale of money market instruments                        73,052           144,494          102,165        311,001        452,217
Calls paid                                            (110,737)         (122,677)         (53,697)       (77,474)      (156,024)
Capital distributions received                          59,426           104,510           15,784         48,976         53,647

Net cash outflow from capital expenditure and          (86,677)           (1,504)         (37,810)       (34,539)        (1,712)
financial investment


EQUITY DIVIDENDS PAID
Dividends                                                    -                 -           (1,841)        (1,841)        (4,182)

Total dividends paid                                         -                 -           (1,841)        (1,841)        (4,182)

FINANCING
Drawdown from loan facility                               39,996          25,110                -              -              -
Repayment of loan facility                              (39,028)        (26,011)                -              -              -
Proceeds from ordinary share placing                      47,919               -                -              -              -
Issue and listing costs of ordinary shares               (2,448)               -                               -              -
Proceeds from convertible bond issue                      49,797               -             40,000         40,000            -
Issue and listing costs of convertible bonds               (886)            (218)            (579)           (675)            -

Net cash inflow/(outflow) from financing                  95,350           (1,119)           39,421         39,325            -

NET CASH INFLOW/(OUTFLOW)                                 1,356            (4,990)              835          2,067       (3,168)


                                       F6

SVG Capital plc


RECONCILIATION OF NET                           For the year       For the six       For the six    For the year    For the year
CASH FLOW TO MOVEMENT                                  ended      months ended      months ended           ended           ended
IN NET (DEBT)/FUNDS                             December 31,      December 31,      December 31,        June 30,        June 30,
                                                        2003              2002              2001            2002            2001
                                                                                     (unaudited)
                                                      GBP000            GBP000           GBP'000          GBP000          GBP000

Increase/(decrease) in cash during the
period                                                 1,356           (4,990)               835           2,067         (3,168)
Cash acquired on purchase of subsidiaries                  -                 -                 -               -             834
Exchange (loss)/gain on cash balances                  (452)               574              (68)              45           (755)
Increase in convertible bonds                       (48,418)              (49)          (39,343)        (39,152)               -

Change in net debt                                  (47,514)           (4,465)          (38,576)        (37,040)         (3,089)
Net (debt)/funds at the beginning of the
period                                              (34,314)          (29,849)             7,191           7,191          10,280

Net (debt)/funds at the end of the period           (81,828)          (34,314)          (31,385)        (29,849)           7,191



(1) The significant differences between the cash flow statements presented above and those required under US generally accepted accounting principles are described in note 30.

                                       F7

SVG Capital plc

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

         b)       Tangible fixed assets
         The Group's assets include leasehold improvements, office equipment, telecommunications and computers which are included at cost and are depreciated over their useful lives on a straight line basis at rates varying between 20% and 33% per annum.

         c)       Fixed asset investments
         Equity share investments, fixed income and loan investments, interests in partnerships and unit trusts, together with interests in any associated undertakings and the investments in the various Schroder Ventures' and Permira funds, will be regarded as financial fixed assets as they are held for long term investment purposes. The treatment of associated undertakings in the same way as other fixed asset investments is in accordance with UK Financial Reporting Standard 9.

         d)       Valuation of investments
         The Company's investments in the various Schroder Ventures' and Permira funds are valued by the Directors at the balance sheet date by valuing the underlying investments comprising the portfolios of the Schroder Ventures' and Permira funds in accordance with the valuation policies, as adjusted, where appropriate, for other assets and liabilities of the Schroder Ventures' and Permira funds. The valuation policies of the Company are consistent with the current guidelines issued by the British Venture Capital Association ("BVCA"), which came into effect on August 1, 2003.


         Carried interest and management fees
         For the purpose of valuing the Company's holdings in the various Schroder Ventures' and Permira funds, management fees due to Schroder Ventures or Permira will be accounted for on the accruals basis. An estimate of Carried Interest, the allocation to Schroder Ventures or Permira of 20% of the profits arising in each Fund calculated by reference to the valuations of the underlying investments, will be deducted from the values of the Company's holdings. Disclosed valuations of individual investee companies will, by necessity, be shown before deduction of Carried Interest.

         e)       Income and capital gains recognition
         The Company's income and capital gains are expected to be derived primarily from future distributions in respect of its holdings in Schroder Ventures' or Permira funds. The Company accounts for such distributions by reference to the underlying source of the distribution.

         Revenue distributions receivable by the Company which arise from dividends, interest and other revenue items through the Schroder Ventures' or Permira funds are credited to the Company's revenue account when such income distributions are declared. Investment income arising from directly held investments of the Company are, in the case of dividends, be included as revenue in the period in which they go ex-dividend, and, in the case of interest income which, together with interest payable and all other revenue expenses, are treated on an accruals basis.

         Realized profits on capital distributions receivable by the Company which arise from the realization of investments within the Schroder Ventures' and Permira funds are credited to the Company's capital reserve when they are declared.

                                       F8

         f)       Foreign currencies
         Transactions denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Assets and liabilities recorded in foreign currencies are translated into sterling at exchange rates at the date of the accounts. Exchange differences arising from the re-translation of the opening net investments will be taken to reserves and reported in a consolidated statement of total return. Foreign subsidiary financial statements are translated into sterling using the closing rate method with all exchange differences taken to reserves and reported in the Consolidated Statement of Total
         Return. All other foreign exchange differences will be included as an exchange gain or loss in capital reserve or in the revenue account depending on whether the gain or loss of a capital or revenue nature respectively.

         g)       Finance costs
         All finance costs are charged directly to revenue.

         h)       Taxation
         Deferred tax is provided in accordance with FRS19 on all timing differences that have originated but not reversed by balance sheet date. Deferred tax assets are only recognized to the extent that they are recoverable.

         i)       Basis of consolidation
         The Consolidated Statement of Total Return and Balance Sheet include the financial statements of the company and its subsidiary undertakings made up to the balance sheet date using the purchase method. In the Company's accounts, investments in subsidiary undertakings are stated in accordance with the policies outlined under (d) above.

         j)       Capital reserves
         Capital Reserve - Realized
         The following are accounted for in this reserve:

         - gains and losses on the realization of investments calculated by reference to their carrying value at the previous balance sheet date.
         -        realized exchange differences of a capital nature.
         -        other expenses of a capital nature.

         Capital Reserve - Unrealized
         The following are accounted for in this reserve:

         - increases and decreases in the revaluation of investments held at the year-end.
         -        unrealized exchange differences of a capital nature.
         -        exchange differences arising on consolidation.

                                       F9

2.   INCOME

                                                                                                               For the
                                                                                                            year ended
                                                                                                           December 31
                                                                                                                  2003
                                                                                                                GBP000

Income from money market instruments                                                                               454
Income from venture funds and co-investments                                                                       564
Interest receivable and similar income                                                                             401
Income from investment advisory services                                                                         5,438

                                                                                                                 6,857



                                                                                   For the six             For the six
                                                                                  months ended            months ended
                                                                                   December 31             December 31
                                                                                          2002                    2001
                                                                                                           (unaudited)
                                                                                        GBP000                 GBP'000

Income from money market instruments                                                       267                     394
Income from venture funds and co-investments                                               153                     764
Interest receivable and similar income                                                     249                     292
Income from investment advisory services                                                 2,716                   3,231

                                                                                         3,385                   4,681

                                                                                       For the                 For the
                                                                                    year ended              year ended
                                                                                       June 30                 June 30
                                                                                          2002                    2001
                                                                                        GBP000                  GBP000

Income from money market instruments                                                       767                   3,564
Income from venture funds and co-investments                                               770                   1,403
Interest receivable and similar income                                                     452                     541
Income from investment advisory services                                                 5,685                     108

                                                                                         7,674                   5,616
Income arises mainly from UK assets or operations.


                                      F10

3.   EXPENSES

                                                                                                                    For the
                                                                                                                 year ended
                                                                                                                December 31
                                                                                                                       2003
                                                                                                                     GBP000
Fees payable to Schroder Investment Management Ltd (note 28)                                                            322
Directors' remuneration (note 4)                                                                                      1,504
Staff costs (note 5)                                                                                                  3,773
Depreciation (note 11)                                                                                                  100
General expenses                                                                                                      1,893
Enlargement of operations costs                                                                                           -
EDR listing and issue costs                                                                                               -
Auditors' remuneration
- audit                                                                                                                  46
- non-audit                                                                                                               4

                                                                                                                      7,642


                                                                                                 For the six      For the six
                                                                                                months ended     months ended
                                                                                                 December 31      December 31
                                                                                                        2002             2001
                                                                                                      GBP000           GBP000
Fees payable to Schroder Investment Management Ltd (note 28)                                             192              141
Directors' remuneration (note 4)                                                                         885              579
Staff costs (note 5)                                                                                   1,746            2,408
Depreciation (note 11)                                                                                    45               12
General expenses                                                                                       1,146              896
Enlargement of operations costs                                                                            -               62
EDR listing and issue costs                                                                                -                -
Auditors' remuneration
- audit                                                                                                   49               33
- non-audit                                                                                                2                -

                                                                                                       4,065            4,131


                                                                                                     For the          For the
                                                                                                  year ended       year ended
                                                                                                     June 30          June 30
                                                                                                        2002             2001
                                                                                                      GBP000           GBP000
Fees payable to Schroder Investment Management Ltd (note 28)                                             293              345
Directors' remuneration (note 4)                                                                       1,110              149
Staff costs (note 5)                                                                                   4,258               93
Depreciation (note 11)                                                                                    65                -
General expenses                                                                                       1,416              438
Enlargement of operations costs                                                                           62              840
EDR listing and issue costs                                                                                -              230
Auditors' remuneration
- audit                                                                                                   89               48
- non-audit                                                                                                -               92

                                                                                                       7,293            2,235

                                      F11

4.   DIRECTORS' REMUNERATION

                                                                                                                 For the
                                                                                                              Year ended
                                                                                                             December 31
                                                                                                                    2003
                                                                                                                  GBP000

JJ McLachlan                                                                                                          75
NEH Ferguson                                                                                                         761
CJ Govett                                                                                                             24
AJ Habgood                                                                                                            24
EW Koning                                                                                                             21
D Raeburn                                                                                                             24
IP Sedgwick                                                                                                            -
J Strangfeld                                                                                                           -
AF Sykes                                                                                                              23
AC Williams                                                                                                          552

                                                                                                                   1,504




                                                                                           For the six       For the six
                                                                                          months ended      months ended
                                                                                           December 31       December 31
                                                                                                  2002              2001
                                                                                                             (unaudited)
                                                                                                GBP000            GBP000

JJ McLachlan                                                                                        38                38
NEH Ferguson                                                                                       467               485
CJ Govett                                                                                           12                12
AJ Habgood                                                                                          12                12
EW Koning                                                                                           11                10
D Raeburn                                                                                           12                11
IP Sedgwick                                                                                          -                 9
J Strangfeld                                                                                         -                 -
AF Sykes                                                                                            10                 2
AC Williams                                                                                        323                 -

                                                                                                   885               579


                                                                                               For the           For the
                                                                                            year ended        year ended
                                                                                               June 30           June 30
                                                                                                  2002              2001
                                                                                                GBP000            GBP000

JJ McLachlan                                                                                        75                50
NEH Ferguson                                                                                       823                15
CJ Govett                                                                                           24                18
AJ Habgood                                                                                          24                18
EW Koning                                                                                           20                17
D Raeburn                                                                                           22                 1
IP Sedgwick                                                                                         17                15
J Strangfeld                                                                                         -                15
AF Sykes                                                                                             4                 -
AC Williams                                                                                        101                 -

                                                                                                 1,110               149

The amounts shown above do not include any payments or rights to pensions. As shown above, Nicholas Ferguson is the highest paid director for the year ended December 31, 2003.

                                      F12

5.   STAFF COSTS

                                                                                                            For the year
                                                                                                                   ended
                                                                                                             December 31
                                                                                                                    2003
                                                                                                                  GBP000
Salaries and other remuneration                                                                                    2,924
Social security costs                                                                                                442
Pension costs (note 6)                                                                                               407

                                                                                                                   3,773

The Company has no employees. The average number of employees employed by group undertakings was:

                                                                                                                  Number
Full-time employees                                                                                                   20
Seconded staff                                                                                                         4

                                                                                                                      24



                                                                                        For the six          For the six
                                                                                       months ended         months ended
                                                                                        December 31          December 31
                                                                                               2002                 2001
                                                                                                             (unaudited)
                                                                                             GBP000               GBP000
Salaries and other remuneration                                                               1,401                1,958
Social security costs                                                                           237                  217
Pension costs (note 6)                                                                          108                  233

                                                                                              1,746                2,408

The Company has no employees. The average number of employees employed by group undertakings was:

                                                                                             Number               Number
Full-time employees                                                                              20                   14
Seconded staff                                                                                    4                    4

                                                                                                 24                   18


                                                                                            For the              For the
                                                                                         year ended           year ended
                                                                                            June 30              June 30
                                                                                               2002                 2001
                                                                                             GBP000               GBP000
Salaries and other remuneration                                                               3,491                   80
Social security costs                                                                           409                    6
Pension costs (note 6)                                                                          358                    7

                                                                                              4,258                   93

The Company has no employees. The average number of employees employed by group undertakings was:

                                                                                             Number               Number
Full-time employees                                                                              17                   12
Seconded staff                                                                                    4                    4

                                                                                                 21                   16

                                      F13

6.   PENSION COSTS


The charge for pension costs
comprises:                                       For the      For the six       For the six       For the         For the
                                             year  ended     months ended      months ended    year ended      year ended
                                             December 31      December 31       December 31       June 30         June 30
                                                    2003             2002              2001          2002            2001
                                                                                (unaudited)
                                                  GBP000           GBP000            GBP000        GBP000          GBP000

Defined benefit schemes                              172               29                26            52               1
Money purchase schemes                               235               79               207           306               6

                                                     407              108               233           358               7


The Group does not participate in a Group pension scheme. Costs in respect of defined benefit schemes relate to payments due to the Schroders Retirement Benefits Scheme ("the Scheme") in respect of 4 employees, including the Company's executive directors, seconded from Schroder Investment Management Limited to SVG Capital plc. The Company and the Scheme's trustees, taking advice from the independent actuaries, agree the contributions.

In accordance with UK Financial Reporting Standard 17 ("FRS 17"), the scheme is accounted for as a defined contribution scheme on the basis that the Group is unable to identify its share of the underlying assets and liabilities of the Scheme at the balance sheet date. Further details of the Scheme can be found in the Annual Report and Accounts of Schroders plc. In particular, the Scheme had 612 active members in the defined benefit section as at December 31, 2003 and the accounts of Schroders plc disclosed a net pension deficit in respect of the Scheme of GBP20.1million, calculated under FRS 17 based on interim valuations prepared by independent qualified actuaries.


7.    INTEREST PAYABLE AND SIMILAR CHARGES

                                                    For the        For the six       For the six       For the       For the
                                                 Year ended      months  ended     months  ended    year ended    year ended
                                                December 31        December 31       December 31       June 30       June 30
                                                       2003               2002              2001          2002          2001
                                                                                     (unaudited)
                                                     GBP000             GBP000            GBP000        GBP000        GBP000

Convertible bond interest                             3,050                900               213         1,100             -
Amortization of convertible bond premium,                95                 45                 -            45             -
issue and listing costs
Loan facility finance costs                           1,961                577                63           687           359
Other interest                                            -                  1                 -             -           224

                                                      5,106              1,523               276         1,832           583


8.    DIVIDENDS
                                                   For the        For the six      For the six        For the         For the
                                                Year ended       months ended     months ended     year ended      year ended
                                               December 31        December 31      December 31       June  30         June 30
                                                      2003               2002             2001           2002            2001
                                                                                   (unaudited)
                                                    GBP000             GBP000           GBP000         GBP000          GBP000

No final dividend (six months ended
December 31 2002: Nil; year ended June
30, 2002: Nil; year ended June 30,                       -                  -                -              -           1,841
2001: 1.80p per share)

June 30, 2001 final dividend is based on 102,265,699 ordinary shares in issue.

                                      F14

9.    TAXATION

(a) The (credit)/charge for taxation for the period is made up as follows:

                                                                                                                  For the
                                                                                                               Year ended
                                                                                                              December 31
                                                                                                                     2003
                                                                                                                   GBP000
Current Tax
Corporation tax                                                                                                         -
Double taxation relief                                                                                                  -

                                                                                                                        -

Income tax suffered by the venture funds                                                                              (9)
Overseas tax                                                                                                            1
Prior year adjustment                                                                                               (174)

Total current tax (note 9(b))                                                                                       (182)

Deferred Tax
Deferred tax - prior year adjustment                                                                                    -

Total deferred tax                                                                                                      -

                                                                                                                    (182)
Total tax credit



                                                                                        For the six           For the six
                                                                                       months ended          months ended
                                                                                        December 31           December 31
                                                                                               2002                  2001
                                                                                                              (unaudited)
                                                                                             GBP000                GBP000
Current Tax
Corporation tax                                                                                   -                     -
Double taxation relief                                                                            -                     -

                                                                                                  -                     -

Income tax suffered by the venture funds                                                          -                     -
Overseas tax                                                                                      8                   122
Prior year adjustment                                                                          (44)                     -

Total current tax (note 9(b))                                                                  (36)                   122

Deferred Tax
Deferred tax - prior year adjustment                                                              -                     -

Total deferred tax                                                                                -                     -

                                                                                               (36)                   122
Total tax (credit)/charge


                                       F15

                                                                                            For the               For the
                                                                                         year ended            year ended
                                                                                            June 30               June 30
                                                                                               2002                  2001
                                                                                             GBP000                GBP000
Current Tax
Corporation tax                                                                                   -                    34
Double taxation relief                                                                            -                   (34)

                                                                                                  -                     -

Income tax suffered by the venture funds                                                          -                     -
Overseas tax                                                                                    133                   141
Prior year adjustment                                                                          (64)                     -

Total current tax (note 9(b))                                                                    69                    141

Deferred Tax
Deferred tax - prior year adjustment                                                             36                     -

Total deferred tax                                                                               36                     -

                                                                                                105                    141
Total tax charge

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




(b) Factors affecting current tax charge for the period:
                                                                                                                  For the
                                                                                                               year ended
                                                                                                              December 31
                                                                                                                     2003
                                                                                                                   GBP000
Deficit on ordinary activities before taxation                                                                     (5,713)

Corporation tax at 30%                                                                                             (1,714)
Effects of:
Overseas taxation written off                                                                                           1
Overseas tax claimed as an expense                                                                                      -
Non deductible expenses                                                                                                17
Taxable dividend credited to capital                                                                                    -
Unutilized current period expenses carried forward                                                                  1,700
Venture funds expenses utilized in period                                                                               -
Other timing differences                                                                                                 -
Income tax recoverable on venture funds                                                                                (9)
Income of subsidiary not taxable                                                                                       (3)
Prior year adjustment - corporation tax                                                                              (174)

                                                                                                                    (182)
Current tax credit for the period (note 9(a))

                                      F16

9.    TAXATION (continued)

                                                                                        For the six           For the six
                                                                                       months ended          months ended
                                                                                        December 31           December 31
                                                                                               2002                  2001
                                                                                                              (unaudited)
                                                                                             GBP000                GBP000
(Deficit)/return on ordinary activities before taxation                                      (2,220)                   300

Corporation tax at 30%                                                                         (666)                    90
Effects of:
Overseas taxation written off                                                                     8                     -
Overseas tax claimed as an expense                                                                -                      -
Non deductible expenses                                                                           8                   122
Taxable dividend credited to capital                                                              -                     -
Unutilized current period expenses carried forward                                              625                     -
Venture funds expenses utilized in period                                                         -                  (90)
Other timing differences                                                                         61                     -
Income tax recoverable on venture funds                                                            -                    -
Income of subsidiary not taxable                                                                (28)                     -
Prior year adjustment - corporation tax                                                         (44)                     -

                                                                                               (36)                   122
Current tax (credit)/charge for the period (note 9(a))


                                                                                            For the               For the
                                                                                         year ended            year ended
                                                                                            June 30               June 30
                                                                                               2002                  2001
                                                                                             GBP000                GBP000
(Deficit)/return on ordinary activities before taxation                                      (1,448)                2,798

Corporation tax at 30%                                                                         (434)                  839
Effects of:
Overseas taxation written off                                                                   133                   141
Overseas tax claimed as an expense                                                              (86)                    -
Non deductible expenses                                                                          54                   366
Taxable dividend credited to capital                                                            274                     -
Unutilized current period expenses carried forward                                              250                     -
Venture funds expenses utilized in period                                                         -                (1,136)
Other timing differences                                                                          -                     -
Income tax recoverable on venture funds                                                           -                     -
Income of subsidiary not taxable                                                                (58)                  (69)
Prior year adjustment - corporation tax                                                         (64)                    -

                                                                                                 69                    141
Current tax charge for the period (note 9(a))



(c) Factors affecting future tax charges

The Group currently has and expects to generate surplus tax losses. A deferred tax asset in respect of these surplus losses is not recognized because their utilization is considered unlikely in the foreseeable future.

                                      F17

10.    RETURN PER ORDINARY SHARE


                                                                                             For the year ended
                                                                                              December 31, 2003

GROUP                                                                                Revenue        Capital        Total
Return per ordinary share - basic                                                    (5.32)p        22.02p        16.70p
Return per ordinary share - fully diluted                                            (5.32)p

                                                For the six months ended                  For the six months ended
                                                   December 31, 2002                    December 31, 2001 (unaudited)
GROUP                                      Revenue       Capital       Total         Revenue        Capital        Total
Return per ordinary share - basic          (2.14)p       41.35p        39.21p         0.17p        (11.49)p      (11.32)p
Return per ordinary share - fully
diluted                                    (2.14)p                                    0.17p

                                                   For the year ended                        For the year ended
                                                     June 30, 2002                              June 30, 2001
GROUP                                      Revenue       Capital       Total         Revenue        Capital        Total
Return per ordinary share - basic          (1.52)p        7.60p        6.08p          2.60p        (44.07)p      (41.47)p
Return per ordinary share - fully
diluted                                    (1.52)p                                    2.60p


The basic revenue return per ordinary share is based on the net deficit on ordinary activities after taxation and minority interest of GBP5,531,000 (six months ended December 31, 2002: deficit of GBP2,185,000; six months ended December 31, 2001: return of GBP177,000; year ended June 30, 2002: deficit of GBP1,555,000; year ended June 30, 2001: return of GBP2,655,000) and on 104,018,459 ordinary shares (six months ended December 30, 2002: 102,265,699; six months ended December 31, 2001: 102,265,699; year ended June 30, 2002:
102,265,699; year ended June 30, 2001: 102,265,699) being the weighted average number of shares in issue during each period. The capital return per ordinary share is based on the net return for the eighteen months of GBP22,907,000 (six months ended December 31, 2002: return of GBP42,290,000; six months ended December 31, 2001: deficit of GBP11,753,000; year ended June 30, 2002: return of GBP7,770,000; year ended June 30, 2001: return of GBP45,067,000) and on 104,018,459 ordinary shares (six months ended December 31, 2002: 102,265,699; six months ended December 31, 2001: 102,265,699; June 30, 2002: 102,265,699;
year ended June 30, 2001: 102,265,699) being the weighted average number of shares in issue during each period.

The diluted revenue returns per ordinary share for the year ended December 31, 2003 have been calculated in accordance with FRS14 under which the convertible bonds are regarded as dilutive if, on conversion, the increased returns attributable to equity shareholders arising from interest saved (less taxation), divided by the increased weighted average number of shares, are less than the basic returns per ordinary share. These calculations assume that conversion of dilutive potential ordinary shares takes place on January 1, 2003, at an exercise price of 399p for the 2011 bonds, and 480p for the 2013 bonds. As there are revenue losses, the convertible bonds do not have a dilutive effect on revenue returns in the year ended December 31, 2003, the six months ended December 31, 2002, or the year ended June 30, 2002. In addition, the average market price of the Company's shares was lower than the conversion price of the 2011 bonds for the six months ended December 31, 2001 and therefore any conversion would not have had a dilutive effect.

The diluted revenue returns per ordinary share have also been calculated assuming the exercise of all potential dilutive ordinary shares arising from the share options in issue (see note 18). As there are revenue losses, the options do not have a dilutive effect on revenue returns in the year ended December 31, 2003, the six months ended December 31, 2002 or the year ended June 30, 2002. In addition, the average market price of the Company's shares was lower than the exercise price of the options for the six months ended December 31, 2001 and therefore any exercise would not have had a dilutive effect.

Diluted revenue returns are equivalent to basic revenue returns for the year ended June 30, 2001, as there were no convertible bonds in issue that could have caused a dilution. In addition, share options were first granted on June 21, 2001 and as their exercise price exceeded the fair value of the Company's shares, calculated in accordance with FRS 14, the options were therefore not dilutive.

                                      F18

11.   TANGIBLE FIXED ASSETS


                             For the year ended December 31, 2003              For the six months ended December 31, 2002
                                                     Telecomm-                                            Telecomm-
                        Leasehold                   unications               Leasehold                   unications
                         Improve-      Computer     and Office                Improve-     Computer      and Office
                            ments     equipment      equipment      Total        ments    equipment       equipment      Total
                           GBP000        GBP000         GBP000     GBP000       GBP000       GBP000          GBP000     GBP000
 Cost
 Opening balance              150           142             99        391          144          128              89        361
 Additions                      1           217              3        221            7           16              11         34
 Disposals                      -           (2)              -        (2)            -            -               -          -
 Exchange
 translation
 adjustments                  (1)           (4)            (2)        (7)          (1)          (2)             (1)        (4)

 Closing balance              150           353            100        603          150          142              99        391

 Depreciation
 Opening balance               35            53             21        109           23           32              10         65
 Charge for the                30            50             20        100           12           22              11         45
 period
 Disposals                      -           (1)              -        (1)            -            -               -          -
 Exchange
 translation
 adjustments                    -           (3)            (1)        (4)            -          (1)               -        (1)

 Closing balance               65            99             40        204           35           53              21        109

 Net Book Value
 Opening balance              115            89             78        282          121           96              79        296

 Closing balance               85           254             60        399          115           89              78        282



                                      F19



12.      INVESTMENTS                                                         For the year ended December 31, 2003
                                                       Venture funds and       Listed equity       Money market               Total
                                                          Co-investments               funds        instruments           portfolio
                                                                  GBP000              GBP000             GBP000              GBP000
 Cost brought forward                                            595,021                   -             13,875             608,896
 Unrealized loss brought forward                                (111,062)                  -                 36            (111,026)

 Valuation at the beginning of the period                        483,959                   -             13,911             497,870
 Calls and purchases payable                                     110,737               8,015            100,720             219,472
 Distributions and sales receivable                              (59,426)               (538)           (73,052)           (133,016)
 Realized gain/(loss) for the period                              10,985                 143              (234)              10,894
 Unrealized gain/(loss) for the period                            14,032                 564               532               15,128

 Valuation carried forward                                       560,287               8,184             41,877             610,348


                                           For the six months ended December 31, 2002     For the six months ended December 31, 2001
                                                                                                                         (unaudited)
                                          Venture funds and   Money market        Total  Venture funds and   Money market      Total
                                             Co-investments    instruments    portfolio     co-investments     instrument  portfolio

                                                     GBP000         GBP000       GBP000             GBP000         GBP000     GBP000

 Cost brought forward                               486,785         30,994      517,729            438,230         24,916   463,146
 Unrealized loss brought forward                    (63,962)            56      (63,906)           (51,200)           (63)  (51,263)

 Valuation at the beginning of the period           422,823         31,000      453,823            387,030         24,853   411,883
 Calls and purchases payable                        122,677        127,797      250,474             53,697        101,752   155,449
 Distributions and sales receivable                (104,510)      (144,494)    (249,004)           (15,784)      (102,165) (117,949)
 Realized gain/(loss) for the period                 58,425          (428)       57,997              4,765            312     5,077
 Unrealized gain/(loss) for the period              (15,456)            36      (15,420)           (16,488)          (268)  (16,756)

 Valuation carried forward                          483,959         13,911      497,870            413,220         24,484   437,704

                                      F20

                                           For the six months ended December 31, 2002     For the six months ended December 31, 2001
                                                                                                                         (unaudited)
                                          Venture funds and   Money market        Total  Venture funds and   Money market      Total
                                             Co-investments    instruments    portfolio     co-investments     instrument  portfolio

                                                     GBP000         GBP000       GBP000             GBP000         GBP000     GBP000
Cost brought forward                                438,230         24,916      463,146            294,775        123,585   418,360
Unrealized (loss)/gain brought forward              (51,200)           (63)     (51,263)            32,435          2,724    35,159

Valuation at the beginning of the period            387,030         24,853      411,883            327,210        126,309   453,519
Calls and purchases payable                          77,474        316,731      394,205            155,371        351,516   506,887
Distributions and sales receivable                  (48,976)      (311,001)    (359,977)           (51,889)      (452,218) (504,107)
Realized gain/(loss) for the period                  11,553            361       11,914              5,465           (691)    4,774
Unrealized (loss)/gain for the period                (4,258)            56       (4,202)           (49,127)           (63)  (49,190)

Valuation at end of the period                      422,823         31,000      453,823            387,030         24,853   411,883

                                      F21




13.   GEOGRAPHICAL ANALYSIS OF INVESTMENTS

                                                                             At December 31, 2003    At December 31, 2002
                                                                                           GBP000                  GBP000
Venture funds and co-investments
Europe
United Kingdom                                                                             12,983                  13,344
France                                                                                        310                     488
Germany                                                                                     8,577                   8,496
Italy                                                                                       1,643                   1,642
Spain                                                                                       1,242                     930
Pan Europe                                                                                396,191                 315,253

Total Europe                                                                              420,946                 340,153

Asia
Asia Pacific                                                                               44,652                  37,800
Japan                                                                                      14,625                  15,918

Total Asia                                                                                 59,277                  53,718

North America
Canada                                                                                     15,764                  26,524
United States*                                                                             64,300                  63,564

Total Americas                                                                             80,064                  90,088

Total venture funds and co-investments                                                    560,287                 483,959


Listed equity funds
SVG UK Focus Fund                                                                           8,184                       -

Total UK listed equity funds                                                                8,184                       -

Money market instruments
Sterling denominated                                                                        9,960                  10,000
Euro denominated                                                                           31,917                   3,911
US dollar denominated                                                                           -                       -

Total money market instruments                                                             41,877                  13,911

Total investment portfolio                                                                610,348                 497,870



* Schroder Ventures International Life Sciences Funds I and II and International Life Sciences Fund III have been included within the United States.

All venture funds held by the Group are unlisted. However, some of the underlying companies held within those funds are listed. Included in the value of total venture funds and co-investments of GBP560,287,000 (December 31, 2002:
GBP483,959,000) are listed investments amounting to GBP43,500,000 (December 31, 2002: GBP26,081,000).

                                       F22

Significant interests in investment funds

Details of the Group's investments, as at December 31, 2003, are shown in the list of investments below. All of these funds are managed or advised by Schroder Ventures or Permira. In addition, as at December 31, 2003, the Group had a 47.9% interest in the SVG UK Focus Fund, a Dublin-listed OEIC managed by SVG Investment Management Limited.


                                                                                                 SVG    Value of SVG
                                                                              Original     Capital's       Capital's   SVG Capital's
                                                                     Year         life    holding in         holding      net assets
                                                                   formed      (years)      the fund
                                                                                                   %          GBP000               %

           ASIA

           Asia Pacific Trust
           Formed to invest in equity and near-equity investments
           in the high growth economies of the Asia Pacific
           region. This trust has been in liquidation since 1998.    1990           8*           6.4             490             0.1

           Asia Pacific Fund II
           Established to make equity and near-equity investments
           in buy-outs, buy-ins, development capital businesses
           and turnarounds, principally in the Asia Pacific region
           with an emphasis on Australia, China, Hong King, India
           Indonesia, Malaysia, Singapore and Thailand.              1994           10          14.0          15,425             2.9

           Schroder Ventures Asia Pacific Fund
           Established to make equity or near equity investments
           in companies that have significant exposure to the Asia
           Pacific region.  The fund focuses principally on
           management buy-outs and buy-ins, financial acquisitions
           and larger development capital opportunities.             1999           10          29.9          27,608             5.2

           Co-investments with Asia Pacific Fund II and Schroder
           Ventures Asia Pacific Fund
                                                                                                               1,129             0.2

           The Japan Venture Fund II
           Formed to invest in Japanese businesses with potential
           for capital growth.                                       1990          10*          13.7             615             0.1

           The Japan Venture Fund III
           Established to invest directly or indirectly in equity
           and near equity investment in a diversified portfolio
           of early stage, or development capital investments in
           leveraged and management buy-outs and buy-ins
           principally in Japan.                                     1997           10          20.3          14,010             2.8

           TOTAL ASIA                                                                                         59,277            11.3



                                       F23


13.  GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)
                                                                  Original       SVG Capital's   Value of SVG           SVG
                                                          Year       life       holding in the      Capital's     Capital's
                                                        formed     (years)                fund        holding    net assets
                                                                                             %         GBP000             %
CONTINENTAL EUROPE

Permira Europe I
The first $1 billion fund raised for private equity
investment in Europe focusing on large and
medium-sized leveraged buy-out opportunities.
                                                          1997          10              13.5           54,235          10.4

Permira Europe II
Formed as the successor to Permira Europe I, the
fund will focus on European Buy-Outs and Buy-Ins,
in addition to growth capital investments.
                                                          2000          10              19.7          298,503          56.8

Permira Europe III
Formed as the successor to Permira Europe II, the
fund will focus on buy-outs/ins and growth capital
investments in European businesses with a strong
European presence.                                        2003          10              10.2         (2,408)+         (0.5)

P123
A fund of permira pan-European buy-out funds, with
interests in Permira Europe I, II and III.
                                                          2003          15              38.6           45,861           8.7

Permira France I
The fund's policy was to invest in  leveraged
buy-outs and development capital businesses
primarily in France. The fund was put into
liquidation in December 1999.
                                                          1989         10*              39.8              204             -

Permira France Venture I
Formed with a policy of investing in development
capital opportunities, principally in France.             1992         10*              19.0              106             -

Permira German Buy-Outs
Established to invest in buy-outs of companies in
Germany and some of its neighboring countries.
                                                          1986         10*              29.7            7,042           1.3

Permira German Buy-Outs 1992
Established to invest in a diverse portfolio of
buy-outs, buy-ins, development capital businesses
and turnarounds, principally in Germany, Austria
and Switzerland.
                                                          1991         10*              19.4            1,535           0.3

Permira Italy II
Established  to make equity and near-equity
investments in buy-outs and  buy-ins, including
development capital businesses, principally in
Italy.                                                    1993         10*              21.0            1,643           0.3

The Spanish Venture Fund
Established with a policy of investing in leveraged
buy-outs and development capital businesses in
Spain.                                                    1990         10*              23.2            1,242           0.2

TOTAL CONTINENTAL EUROPE                                                                              407,963         77.5


+ At December 31, 2003, Permira Europe III had made a one investment which settled in January 2004. The GBP(2.4) million is predominantly representative of management fees on SVIIT's commitment to the fund from its first close to December 31, 2003.

                                       F24



13.  GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)
                                                                                  SVG Capital's
                                                                                     holding in    Value of SVG           SVG
                                                           Year       Original         the fund       Capital's     Capital's
                                                        formed    life (years)                          holding    net assets
                                                                                              %          GBP000             %
UNITED KINGDOM

Permira UK III
Established as Permira's third buy-out fund in
the United Kingdom to invest in equity and
near-equity investments in buy-outs, buy-ins,
development capital businesses and turnarounds            1993            10            18.8           10,630           2.1

Permira UK Venture III
Established to invest in a diversified
portfolio of venture or development capital
businesses and buy-outs principally in the
United Kingdom.                                          1990           10*             8.7              389             -

Permira UK Venture IV
Established to follow the policies of the
fully invested Permira UK Venture III.                  1995            10             4.2            1,964           0.4

TOTAL UNITED KINGDOM                                                                                  12,983           2.5


NORTH AMERICA

Schroder Canadian Buy-Out Fund II
Established to invest in buy-outs and
development capital opportunities, principally
in Canada.                                                1994            10            22.6            6,493           1.2

Schroder Canadian Buy-Out Fund III
Established to invest pricipally in buy-outs,
buy-ins, leveraged build-ups and development
capital opportunities in Canada.                          2000            10            26.6            1,548           0.3

Co-investments with Schroder Canadian Buy-Out
Funds II and III                                                                                        7,723           1.5

Schroder Ventures International Life Sciences
Fund

Established to invest in life sciences
companies principally in the United States, the
United Kingdom and Continental Europe.
                                                          1993           10*             6.8            1,937           0.4


                                                           F25




13.  GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)
                                                                                  SVG Capital's    Value of SVG
                                                          Year        Original       holding in       Capital's          SVG
                                                        formed     life (years)        the fund         holding       Capital's
                                                                                                                     net assets
                                                                                           %             GBP000               %
NORTH AMERICA  (continued)
Schroder Ventures International Life Sciences
Fund II

Established as a successor to Schroder Ventures
International Life Sciences Fund, to invest in
a diversified portfolio of life sciences
companies principally in the United States and
Europe.  The majority of these investments will
be in early stage opportunities.                          1999            10            29.2           33,366           6.3

International Life Sciences Fund III
The successor to Schroder Ventures
International Life Sciences Fund II,
established to invest in a diversified
portfolio of life sciences companies
principally in the United States and Europe.
The majority of these investments will be early
stage opportunities.                                      2002            10            19.1            6,297           1.2

Schroder Ventures US Fund
Established to invest in larger development
capital and mid-sized buy-outs in the US, with
a particular focus on media, telecommunications
and technology sectors.                                   1999            10            29.9           22,700           4.2

TOTAL NORTH AMERICA                                                                                    80,064          15.1

TOTAL VENTURE FUND PORTFOLIO                                                                          560,287         106.4

Money market instruments                                                                               41,877           8.0

UK Listed equity investments                                                                            8,184           1.5

TOTAL INVESTMENTS                                                                                     610,348         115.9

Current assets less total liabilities                                                                 (83,730)        (15.9)


TOTAL NET ASSETS                                                                                      526,618         100.0


*    The lives of these funds have been extended.


                                       F26



14.      DEBTORS
                                                                                         At December 31      At December 31
                                                                                                   2003                2002
                                                                                                 GBP000              GBP000
Amounts falling due within one year:
Accrued investment advisory fee income                                                            4,460               2,495
Interest receivable                                                                                 107                  45
Prepayments and other debtors                                                                     2,151               1,950

                                                                                                  6,718               4,490



15.      CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
                                                                                         At December 31      At December 31
                                                                                                   2003                2002
                                                                                                 GBP000              GBP000

Interest payable and similar charges                                                                442                 219
Other creditors and accruals                                                                      7,669               4,564

                                                                                                  8,111               4,783


The group has in place a multicurrency revolving loan facility of EUR285 million with the Royal Bank of Scotland. During the eighteen months to December 31, 2003, the Company borrowed EUR94.8 million and US$2 million under the facility.
The  loans were fully repaid by December 31, 2003.


16.      CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Amounts falling due after more than one year:                                            At December 31      At December 31
                                                                                                   2003                2002
                                                                                                 GBP000              GBP000

4.5% Subordinated Convertible Bonds 2011                                                        39,400              40,000
Unamortized issue and listing costs (note 30)                                                     (698)              (799)
                                                                                                38,702              39,201
4.5% Subordinated Convertible Bonds 2013                                                        49,000                    -
Unamortized premium, issue and listing costs (note 30)                                            (83)                    -
                                                                                                48,917                    -
Deferred staff compensation                                                                        489                    -

                                                                                                 88,108              39,201


Creditors due after more than one year comprise GBP39.4 million nominal of 4.5% subordinated convertible bonds which mature on November 21, 2011. These bonds are convertible, at any time, into ordinary shares at a conversion price of 399p per share. During the 18-month period, GBP0.6 million nominal of bonds have been converted into 150,375 new shares.

During the year ended December 31, 2003, the Company issued GBP40 million of 4.5% subordinated convertible bonds due 21 May 2013 at par on May 21, 2003. On July, 16 and 18 and August 7, 2003, a further GBP9 million nominal of the 2013 bonds was issued at a total premium of GBP797,000. The market price on these dates was 108p, 108p and 114p, respectively. These bonds are convertible, at any time, into ordinary shares at a conversion price of 480p per share.

In accordance with FRS4 "Capital Instruments", issue costs are charged to the revenue account over the term of the capital instrument.

FRS 13 requires disclosure of the fair value of debt. The convertible bonds are listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange. On December 31, 2003 the closing bid-offer spread of 114.9375p to 115.0625p for the 2011 bonds and 106.9375p to 107.0625p for the 2013 bonds.
This equates to a fair valuation range of GBP45.3 - GBP45.3 million for the 2011 bonds and GBP52.4 - GBP52.5 million for the 2013 bonds in issue.


                                       F27




17.  CAPITAL COMMITMENTS
At December 31, 2003 the Group had uncalled commitments to its fund investments as follows:

                                                                                   Amount          Uncalled
                                                                                 uncalled       commitment*
                                                                         (local currency)         GBP million

International Life Sciences Fund III                                               $59.6m              33.3
Permira Europe II                                                               EUR130.0m              91.6
Permira Europe III                                                              EUR508.0m             357.9
P123                                                                             EUR41.9m              29.5
Schroder Canadian Buy-Out Fund II                                                  C$0.9m               0.4
Schroder Canadian Buy-Out Fund III                                                C$36.5m              15.8
Schroder Ventures Asia Pacific Fund                                                $41.9m              23.1
Schroder Ventures International Life Sciences Fund II                               $2.0m               1.2
Schroder Ventures US Fund                                                          $21.7m              12.2
The Japan Venture Fund III                                                      YEN487.4m               2.5
The Japan Venture Fund IV**                                                   YEN3,747.6m              19.5
The Strategic Recovery Fund                                                       GBP7.4m               7.4

Total                                                                                                 594.4


* based on exchange rates at December 31, 2003.

** based on the Company's commitment to the fund at its first closing in December 2003. The Company intends to commit a further YEN1,624m at the fund's final close in 2004.

The total commitments shown above include GBP1.1m in relation to Funds held by Platinum Trust and EUR0.1m in relation to SVG Advisers Ltd. P123 commitments represent uncalled amounts due on ordinary shares.


18.  SHARE CAPITAL
                                             For the year      For the six        For the six      For the year   For the year
                                                    ended     months ended       months ended             ended          ended
                                             December 31,     December 31,       December 31,          June 30,       June 30,
                                                     2003             2002               2001              2002           2001
                                                                                  (unaudited)


Shares of GBP1 each                                GBP000           GBP000             GBP000            GBP000         GBP000
Authorized:
Opening and closing balance:                      200,000          150,000            150,000           150,000        150,000

Allotted, called up and fully paid:
Opening balance                                   102,266          102,266            102,266           102,266        102,266
Issue of ordinary shares on conversion
of convertible bonds                                  150                -                  -                 -              -
Placing of new ordinary shares                     10,239                -                  -                 -              -

Closing balance                                   112,655          102,266            102,266           102,266        102,266



Issue of shares
On January 9, 2003, the Company issued 125,313 ordinary shares on conversion of GBP500,000 nominal of the 2011 convertible bonds. On November 10, 2003, the Company issued 25,062 ordinary shares on conversion of GBP100,000 nominal of the 2011 convertible bonds.

An Extraordinary General Meeting of the Company was held on October 31, 2003. Shareholders approved an increase of GBP50 million to the authorized share capital, from GBP150 million to GBP200 million, and the allotment of equity securities up to an aggregate nominal amount of GBP12,798,876. The Directors utilized this authority to issue 10,239,100 ordinary shares on October 7, 2003, at GBP4.68 per share, by way of an underwritten placing by J.P.Morgan Securities Limited.

                                       F28

Options over ordinary shares
During the year ended December 31, 2003, 1,284,156 options were granted. No options were exercised during the year and 88,923 lapsed. At December 31, 2003, 5,448,596 (December 31, 2002: 4,253,363; June 30, 2002: 4,253,363; June 30,
2001: 2,841,766) options to subscribe for ordinary shares were outstanding:


Issue date                Exercise price                       December 31       December 31       June 30        June 30
                               per share                              2003              2002          2002           2001
                                                           Number in issue   Number in issue     Number in      Number in
                                                                                                     issue          issue

June 2001                        410.00p                         2,813,407         2,813,407     2,813,407      2,813,407
June 2001                        405.50p                            28,359            28,359        28,359         28,359
April 2002                       335.00p                            14,476            34,774        34,774              -
April 2002                       334.50p                         1,333,476         1,376,823     1,376,823              -
March 2003                       397.50p                            18,616                 -             -              -
March 2003                       392.75p                         1,183,570                 -             -              -
October 2003                     493.00p                            56,692                 -             -              -

                                                                 5,448,596         4,253,363     4,253,363      2,841,766




19.  SHARE PREMIUM ACCOUNT
                                                 For the year      For the six      For the six    For the year   For the year
                                                        ended     months ended     months ended           ended          ended
                                                 December 31,     December 31,     December 31,   June 30, 2002       June 30,
                                                         2003             2002             2001                           2001
                                                                                    (unaudited)

                                                       GBP000           GBP000           GBP000          GBP000         GBP000

Balance brought forward                                 7,453            7,453            7,453           7,453          7,453
Premium on shares issued on conversion of
bonds                                                     438                -                -               -              -
Premium on issue of shares via placing                 35,223                -                -               -              -

Balance carried forward                                43,114            7,453            7,453           7,453          7,453


20.      CAPITAL REDEMPTION RESERVE
                                            For the year ended        For the six       For the six   For the year    For the year
                                             December 31, 2003       months ended      months ended          ended           ended
                                                                     December 31,      December 31,       June 30,   June 30, 2001
                                                                             2002              2001           2002
                                                                                        (unaudited)

                                                       GBP000              GBP000            GBP000         GBP000          GBP000

Balance brought forward and carried forward            3,204                3,204             3,204          3,204           3,204


21.      SHARE PURCHASE RESERVE
                                            For the year ended        For the six       For the six   For the year    For the year
                                             December 31, 2003       months ended      months ended          ended           ended
                                                                     December 31,      December 31,       June 30,   June 30, 2001
                                                                             2002              2001           2002
                                                                                        (unaudited)


                                                        GBP000             GBP000            GBP000         GBP000          GBP000

Balance brought forward and carried forward           92,054               92,054            92,054         92,054          92,054


                                       F29


22.   CAPITAL RESERVE
                                             For the year        For the six      For the six    For the year    For the year
                                                    ended       months ended     months ended           ended           ended
                                             December 31,       December 31,     December 31,   June 30, 2002   June 30, 2001
                                                     2003               2002             2001
                                                                                  (unaudited)

                                                   GBP000             GBP000           GBP000          GBP000          GBP000

Capital reserve brought forward                   258,995            216,705          208,935         208,935         254,002
Realized gains on venture fund                     10,985             58,425            4,765          11,553           5,465
distributions
Realized gains on sale of listed
equities                                              143                  -                -               -               -
Expenses charged to capital*                      (3,357)                  -                -               -               -
Realized exchange (losses)/gains on
non-currency balances                                 938              (901)                -               -               -
Realized exchange (losses)/gains on                 (599)                623             (94)              42            (755)
currency balances
Realized exchange losses on sale of
money market instruments                            (234)              (428)              312             361            (691)
Decrease/(increase) in unrealized
losses on venture funds                             14,032           (15,456)         (16,488)         (4,258)        (49,127)
Increase in unrealized gains on listed
equities                                               564                  -               -               -               -
Increase in unrealized exchange gains
on money market instruments                           532                 36            (268)              56            (63)
Exchange losses on consolidation                     (31)               (32)                -               -               -
Minority interest - equity                           (66)                 23               20              16             104

Balance carried forward                           281,902            258,995          197,182         216,705         208,935


* expenses charged to capital in 2003 represent one-off costs incurred on the establishment of P123.

23.  REVENUE RESERVE
                                           For the year   For the six months      For the six    For the year    For the year
                                                  ended                ended     months ended           ended           ended
                                           December 31,    December 31, 2002     December 31,   June 30, 2002   June 30, 2001
                                                   2003                                  2001

                                                 GBP000               GBP000           GBP000          GBP000          GBP000

Balance brought forward                           (780)               1,405             2,960           2,960          2,146
Transfer to revenue account                     (5,531)             (2,185)              177         (1,555)             814

Balance carried forward                         (6,311)               (780)             3,137           1,405          2,960

                                       F30


24.  RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                 For the year      For the six      For the six    For the year   For the year
                                                        ended     months ended     months ended           ended          ended
                                                 December 31,     December 31,     December 31,   June 30, 2002       June 30,
                                                         2003             2002             2001                           2001
                                                                                    (unaudited)

                                                       GBP000           GBP000          GBP'000          GBP000         GBP000

(Deficit)/surplus attributable to equity
shareholders                                           (5,531)          (2,185)              177         (1,555)         2,655
Dividends                                                   -                -                -               -         (1,841)

                                                       (5,531)          (2,185)              177         (1,555)           814
Non-distributable capital gain/(loss) for
the period                                             22,907           42,290         (11,753)           7,770        (45,067)
Share issue on conversion of 2011 bonds                   150                -                -               -              -
Share premium on conversion of 2011 bonds                 438                -                -               -              -
Share issue on placing of new shares                   10,239                -                -               -              -
Share premium on placing of new shares                 35,223                -                -               -              -

Net addition to shareholders' funds                    63,426           40,105         (11,576)           6,215        (44,253)
Shareholders' funds brought forward                   463,192          423,087          416,872         416,872        461,125

Shareholders' funds carried forward                   526,618          463,192          405,296         423,087        416,872


25.  NET ASSET VALUE PER ORDINARY SHARE

Calculation of the net asset values per share are based on Group net assets of GBP526,618,000 (December 31, 2002: GBP463,192,000; December 31, 2001:
GBP405,296,000;  June 30, 2002: GBP423,087,000) and on 112,655,174 (December 31,
2002: 102,265,699;  December 31, 2001: 102,265,699;  June 30, 2002: 102,265,699)
ordinary shares in issue at the balance sheet date.

The Group diluted net asset values per share assume the GBP39.4 million 2011 convertible bonds are converted at the balance sheet date at an exercise price of 399p into 9,874,687 new shares (December 31, 2002: 10,025,062; June 30, 2002:
exercise price of 410p into 9,756,097 new shares). The GBP49.0 million 2013 convertible bonds are not dilutive as their exercise price of 480p exceeds the undiluted net asset value per share at the balance sheet date. The Group diluted net asset values per share also assume that share options (note 18) with a strike price lower than the undiluted net asset value per share are exercised at the balance sheet date. This would result in the issue of an additional 5,391,904 ordinary shares for consideration of GBP20,881,000 (December 31, 2002:
4,253,363 shares for  consideration of GBP16,372,000:  June 30, 2002:  4,253,363 shares for consideration of GBP16,372,000).

Therefore, the calculation of the diluted net asset values per share are based on Group net assets of GBP586,899,000 and on 127,921,765 ordinary shares in issue at the balance sheet date (December 31, 2002: Group net assets of GBP519,564,000 and 116,544,124 ordinary shares; June 30, 2002: Group net assets of GBP479,459,000 and 116,275,159 ordinary shares).

There was no dilutive effect at December 31, 2001 from either the exercise of options or the conversion of bonds.

                                       F31


26.  RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW/(OUTFLOW) FROM
     OPERATING ACTIVITIES
                                                                                                       For the year ended
                                                                                                        December 31, 2003
                                                                                                                   GBP000
Net deficit before finance costs and taxation                                                                       (607)
Foreign exchange gains on revenue items                                                                             (178)
Increase in accrued income                                                                                       (1,059)
Increase in debtors                                                                                                 (813)
Increase in creditors                                                                                                 386

Net cash outflow from operating activities                                                                        (2,271)



                                                                                         For the six   For the six months
                                                                                        months ended                ended
                                                                                        December 31,    December 31, 2001
                                                                                                2002          (unaudited)
                                                                                              GBP000               GBP000
Net (deficit)/return before finance costs and taxation                                         (697)                  576
Foreign exchange (gains)/losses on revenue items                                                   17                 (26)
(Increase)/decrease in accrued income                                                           (861)                  196
(Increase)/decrease in debtors                                                                   (24)                   78
Increase in creditors                                                                          1,657                  427

Net cash inflow from operating activities                                                         92                1,251


                                                                                        For the year         For the year
                                                                                               ended                ended
                                                                                       June 30, 2002        June 30, 2001

                                                                                              GBP000               GBP000

Net return before finance costs and taxation                                                     384                3,381
Foreign exchange (gains)/losses on revenue items                                                  (3)                   -
(Increase)/decrease in accrued income                                                           (604)                 686
(Increase)/decrease in debtors                                                                   (15)                  31
Increase/(decrease) in creditors                                                                  27                 (287)

Net cash (outflow)/inflow from operating activities                                            (211)                3,811



                                       F32



NOTES TO THE ACCOUNTS (continued)

27.    ANALYSIS OF CHANGES IN NET (DEBT)/FUNDS


                                                         At  January 1,    Exchange loss    Cashflow       At December
                                                                   2003                                       31, 2003
                                                                 GBP000           GBP000      GBP000            GBP000
Cash at bank                                                      4,887            (452)       1,356             5,791
Debt due:
Within one year                                                       -                -           -                 -
After more than one year                                        (39,201)                -    (48,418)          (87,619)

Net debt                                                        (34,314)            (452)    (47,062)          (81,828)





                            At  July 1,  Exchange loss    Cashflow   At December   At  July 1,  Exchange loss  Cashflow  At December
                                   2002                                 31, 2002          2001                              31, 2001
                                 GBP000         GBP000      GBP000        GBP000        GBP000         GBP000    GBP000       GBP000
Cash at bank                      9,303            574      (4,990)        4,887         7,191           (68)       835       7,958
Debt due:
Within one year                       -              -           -             -             -             -          -           -
After more than one year        (39,152)             -         (49)      (39,201)            -             -    (39,343)    (39,343)

Net (debt)/funds                (29,849)            574     (5,039)      (34,314)        7,191           (68)   (38,508)    (31,385)




                         At July 1,  Exchange   Cashflow   At June 30,   At July 1,  Cash acquired  Exchange  Cashflow  At June 30,
                               2001      gain                     2002         2000    on purchase      loss                   2001
                                                                                   of subsidiaries
                             GBP000    GBP000    GBP000        GBP000        GBP000         GBP000    GBP000    GBP000       GBP000
Cash at bank                  7,191        45     2,067         9,303        10,280            834      (755)   (3,168)       7,191
Debt due:
Within one year                   -         -         -             -             -              -         -         -            -
After more than one year          -         -   (39,152)      (39,152)            -              -         -         -            -

Net funds/(debt)              7,191        45   (37,085)      (29,849)       10,280            834      (755)   (3,168)       7,191



                                       F33

28.    RELATED PARTY TRANSACTIONS

The Company has appointed Schroder Investment Management Limited ("SIM"), a wholly owned subsidiary of Schroders plc, to provide company secretarial and administrative services. Under the terms of this agreement, SIM is entitled to receive an annual fee equal to the greater of GBP75,000 or the aggregate of (i) 0.12% per annum of the first GBP50 million of net assets, (ii) 0.06% per annum of the next GBP50 million of such net assets and (iii) 0.04% of the remaining net assets. The agreement is subject to a four-month notice period. The total fees, including VAT, paid or payable to SIM for these services in respect of the year ended December 31, 2003 were GBP280,000 (six months ended December 31, 2002: GBP144,000; six months ended December 31, 2001: GBP123,000; year ended June 30, 2002: GBP246,000; year ended June 30, 2001: GBP267,000), of which
GBP146,000 (December 31, 2002: GBP144,000;  December 31, 2001: GBP123,000;  June
30, 2002: GBP126,000; June 30, 2001: GBP132,000) was outstanding at the balance sheet date. In addition, SIM receives fees for the provision of taxation services to the Company. The total fees paid or payable to SIM for these services in respect of the year ended December 31, 2003 was GBP22,000 (six months ended December 31, 2002: GBP11,000; six months ended December 31, 2001:
GBP11,000; year ended June 30, 2002: GBP22,000; year ended June 30, 2001: Nil), of which GBP33,000 (December 31, 2002: GBP11,000; December 31, 2001: GBP11,000;
June 30, 2002: GBP22,000) was outstanding at the balance sheet date.

In consideration for its management of the Company's money market portfolio, SIM receives a fee based on the average value of the Company's month-end cash and money market portfolio, excluding funds managed by SIM, calculated at the rate of 0.10% per annum on the first GBP75 million of assets, 0.05% on the next GBP75 million and 0.3% thereafter, subject to a minimum fee of GBP20,000 per annum. The total fees, including VAT, paid or payable for these services in respect of the year ended December 31, 2003 were GBP20,000 (six months ended December 31, 2002: GBP18,000; six months ended December 31, 2001: GBP18,000; year ended June 30, 2002: GBP25,000; year ended June 30, 2001: GBP78,000), of which GBP10,000
(December  31, 2002:  GBP29,000;  December 31, 2001:  GBP18,000;  June 30, 2002:
GBP10,000; June 30, 2001: GBP43,000) was outstanding at the balance sheet date. At December 31, 2003, SVIIT held an investment of GBP9.96 million in the Schroder Offshore Cash Fund (December 31, 2002: GBP10 million) and GBP31.92 million in a Royal Bank of Scotland International euro Money Market Fund.

SIM has also facilitated investment trust dealing services. The total cost to the Company for this service, payable to Lloyds TSB Registrars, for the year to December 31, 2003 was GBP12,000 (six months ended December 31, 2002: GBP12,000; year ended June 30, 2002: GBP21,000; year ended June 30, 2001: GBP11,000).

On April 22, 2002, SVG Advisers Limited, a wholly owned subsidiary of the Company, assigned a debt in respect of a future revenue stream of GBP1million due from Schroder Investment Management (Ireland) Limited ("SIMIL") to the Company for a consideration of GBP1 million. This debt was repaid in full by October 29, 2003. On May 8, 2003, SVG Advisers Limited assigned a further debt in respect of a future revenue stream for EUR2.28million due from SIML to the Company for consideration of EUR2.28million. At the balance sheet date EUR1.972million was outstanding.

John McLachlan and Nicholas Ferguson are members of the Advisory Committees of certain of the Schroder Ventures' and Permira funds in which the Company invests.

Nicholas Ferguson and members of his family and Andrew Williams have an interest in the Carried Interest in respect of certain Funds. With the introduction of the Executive Share Option Plan in May 2001, Nicholas Ferguson and Andrew Williams have forgone a portion of their entitlement to Carried Interest on existing Funds and any entitlement they may have to Carried Interest on future Schroder Ventures or Permira funds in return for share options granted by the Company under the Executive Share Option Plan. Nicholas Ferguson and Andrew Williams also participate in the Schroder Ventures Co-Investment Scheme and Schroder Ventures Investment Limited.

                                       F34

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

Currency risk
The Company is exposed to currency risk directly since the majority of its assets and liabilities are denominated in foreign currency and their sterling value can be significantly affected by movements in foreign exchange rates. The Company does not normally hedge against foreign currency movements affecting the value of its investments, but takes account of this risk when making investment decisions. The Company does have a EUR285million loan facility which, if drawn, would act as a hedge against the currency risk on the value of its euro-denominated assets.

Financial assets of the Group                  Floating       Fixed    Non-interest       Total
                                                   rate        rate         bearing

                                                 GBP000      GBP000          GBP000      GBP000
Currency denomination of assets at
December 31, 2003:
Sterling                                         15,680           -          26,430      42,110
Euro                                             31,943           -         409,415     441,358
US dollar                                            29           -         108,952     108,981
Japanese yen                                          -           -          14,625      14,625
Canadian dollar                                      16           -          15,767      15,783


                                                 47,668           -         575,189     622,857



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


                                       F35

Floating rate assets consist of short-term deposits and money market funds. Non-interest bearing assets represent the fund investments, co-investments and other short-term debtors. The fixed rate assets comprise treasury bills, net of outstanding redemptions but excluding other short term debtors and creditors, and can be further analysed as follows:

Fixed rate financial assets                 December 31, 2003                              December 31, 2002
                       Weighted average     Weighted average period on      Weighted average     Weighted average period on
                          Interest rate            which rate is based         Interest rate           which rate  is based

Euro                                  -                              -                     -                              -
US dollars                            -                              -                     -                              -
Sterling                              -                              -                     -                              -

Financial liabilities of the Group
The Company issued GBP40 million nominal of 10 year 4.5% subordinated convertible bonds in November 2001, of which GBP0.5million nominal and GBP0.1million nominal were converted into ordinary shares on January 9, 2003 and November 10, 2003. The Company issued a further GBP49.0 million nominal of 10-year 4.5% subordinated convertible bonds in the current year. The Company does not have any other borrowings at balance sheet date, although it does have in place a loan facility of EUR285 million with the Royal Bank of Scotland plc and HBOS plc.

The main risk arising from the Company's financial instruments is valuation risk. The Board reviews and agrees policy for managing this risk as summarized below. This policy has remained substantially unchanged since the launch of the Company.

Interest rate risk
The Company's revenue will be affected by changes in prevailing interest rates since the majority of its income derives from money market instruments and bank deposit interest. It also pays interest on short term loans that may be taken out from time to time. The effect of interest rate changes on the valuation of investments and debt forms part of valuation risk, which is considered separately below.

Valuation risk
The Company's exposure to valuation risk comprises mainly movements in the value of its underlying investments. A breakdown of the fund portfolio is given in note 13 [and a detailed analysis of the twenty largest underlying companies is given in the December 31, 2003 Report and Accounts]. In accordance with the Company's accounting policies, as set out in note 1, all underlying investments are valued by the Directors in accordance with the current guidelines issued by the British Venture Capital Association ("BVCA"), adopting the overriding BVCA principle that the value should be a fair one. The Company does not hedge against movements in the value of these investments. Uncertainty arises as a result of future changes in the valuation of the Company's underlying investments, the majority of which are unquoted, and the effect changes in exchange rates may have in the sterling value of these investments. Development Stage Equity Investments and Early Stage Equity Investments, by their nature, involve uncertainty as to the ultimate value likely to be realised on the disposal of those investments, particularly as their unquoted nature means that a ready market may not exist for them.

The Company's sensitivity to valuation risk will be affected by changes in levels of borrowing and liquidity, as approved by the Board. At December 31, 2003, a 10% movement in the valuation of the Group's fund portfolio, including listed equity funds and co-investments, would have resulted in a 10.8% change in net asset value per share.

The Directors believe that the diversified nature of the Company's portfolio and the number of underlying investments in the Funds significantly reduces the risks normally associated with making investments in the buy-out and development capital markets.


                                       F36

Holding risk
In certain circumstances, the Company may wish to transfer its holdings in particular Funds. In a majority of the Funds in which the Company will invest, the general partner, trustee or manager has the ultimate right, similar to that exercisable by a board of a private company, to refuse to register the transfer of an interest. While the Company has no reason to believe that any request for the transfer of an interest would be refused, it is of course conceivable that the general partner's trustee's or manager's overriding fiduciary duty could result in its refusing to register a particular transfer proposed by the Company.

If as a consequence of a failure to pay a call, the Company is treated as a defaulting investor under the relevant Fund, it will suffer a resultant dilution in interest and possibly the compulsory sale of its interest.

Commitment risk
The nature of investing in buy-out and development capital funds entails making significant financial commitments, as shown in note 17. At December 31, 2003, the Group had significant uncalled commitments of GBP594.4million, compared to its consolidated net assets of GBP526.6million. It is anticipated that over the longer-term, and in normal circumstances, commitments would be financed by distributions received on the realization of existing investments. In addition, the group has a EUR285million loan facility that could be drawn on to meet commitments as they fall due. However, a residual risk remains that the group could be unable to meet its future commitments in full.

                                        F37

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The group's consolidated accounts are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ from United States generally accepted accounting principles ("US GAAP"). The significant differences applicable to the Group are summarized below:


Stock-based compensation
No compensation expense arises in relation to the Company's employees share option plan. Under US GAAP, the Company has elected to account for these options under Accounting Principles Board Opinion No. 25 and as such the plan would be regarded as variable. No expense would have arisen in the year ended December 31, 2001 and the amount in the year ended December 2002 would have been insignificant and not recorded. Compensation expense of GBP3,231,000 would arise in the year ended December 31, 2003.

Unamortized issue costs
Under UK GAAP, unamortized issue costs are disclosed net against the liability to which they relate. Under US GAAP, unamortized costs are shown as an asset. The increase in debtors and long-term creditors that would result from applying US GAAP amounts to GBP781,000 for the year ended December 31, 2003 (2002:
GBP799,000), with no change to shareholders' equity.



Revenue returns
The following is a summary of the significant adjustments to revenue returns which would be required if US GAAP were to be applied instead of UK GAAP:


                                                            For the     For the six       For the year      For the year
                                                         year ended    months ended              ended             ended
                                                           December    December 31,           June 30,          June 30,
                                                           31, 2003            2002               2002              2001
                                                             GBP000          GBP000             GBP000            GBP000
Revenue (deficit)/surplus on ordinary activities             (5,531)         (2,185)            (1,555)             2,655
after tax and minority interest as reported in the
consolidated statement of total return under UK GAAP

Adjustments:
Stock Option Plan Expense                                    (3,231)               -                  -                 -

Revenue (deficit)/return on ordinary activities after        (8,762)         (2,185)            (1,555)             2,655
tax and minority interest as adjusted to accord with
US GAAP

Revenue return per share calculated on US GAAP               (8.42)p         (2.14)p            (1.52)p             2.60p
revenue (deficit)/return shown above


                                       F38

30. DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Consolidated statement of cash flows
The consolidated statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP but they differ with regard to the classification of items within them and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP. Under US GAAP overdrafts are classified as debt whereas under UK GAAP they are netted against cash balances.

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


The categories of cash flows under US GAAP can be summarized as follows:

                                                                         Six months        Six months   Year ended        Year
                                                      Year  ended    ended December             Ended      June 30       ended
                                                      December 31           31 2002       December 31         2002     June 30
                                                             2003                                2001                     2001
                                                           GBP000            GBP000            GBP000       GBP000      GBP000

Cash (outflow)/inflow from operating activities            (7,317)           (2,367)           (1,065)        (878)      2,726
Cash (outflow)/inflow on investing activities             (86,677)           (1,504)             1,611     (34,539)       (878)
Cash inflow/(outflow) from financing activities             95,350          (1,119)           (1,841)       37,484      (4,182)

Increase/(decrease) in cash and cash equivalents            1,356           (4,990)               835        2,067      (2,334)
Exchange (loss)/gain on cash balances                       (452)               574              (68)           45        (755)
Cash and cash equivalents:
At the start of the period                                  5,791             4,887             7,191        7,191      10,280

At the end of the period                                   12,509             9,337             7,958        9,303       7,191




Changes to accounting standards
US Standards
In January 2003, the Financial Accounting Standards Board (the "FASB") released Interpretation No 46, "Consolidation of Variable Interest Entities" ("FIN 46") and December 2003, the FASB published a revision to FIN 46 ("FIN 46-R") to address certain FIN 46 implementation issues. As an investment company, the company is exempt from the requirements of FIN 46.

In May 2003, the FASB issued Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (FAS 150). FAS 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim reporting period starting after June 15, 2003. The adoption of FAS 150 is not expected to impact the group's financial statements for US purposes.

International Financial Reporting Standards

The Company will adopt International Accounting Standards ("IAS") with effect from January 1, 2005. The main impacts of adopting IAS are expected to be:


                                       F39

     1. Accounting for share options. The cost to the Company of granting share options will be charged to the revenue account. The cost should equate to the value of services received by the Company in respect of which the options are granted. This should typically be measured as the fair value of the options on the date they are granted. If there is a vesting period, the services are assumed to be rendered over that period and the cost should be amortized accordingly. Vesting conditions also need to be taken into account, as well as an estimate of the frequency of staff turnover.

     2. Accounting for convertible bonds. The Company has issued convertible bonds. The redemption value of these bonds amounted to GBP89.4 million at December 31, 2003 and is included in long-term creditors. Under IAS these instruments will have to be separately valued as debt and equity. The debt component will be valued by reference to an equivalent 'straight' bond and the equity component will be the value of the option element of converting the bonds into ordinary shares. The debt will be accounted for as a creditor and the equity will form part of reserves.

                                       F40


                                   Exhibit Name
Exhibit
Number

1.1             Memorandum of Association                                                                     *
1.2             Articles of Association, as adopted on December 5, 2000                                       *
2.1             Trust Deed, dated November 21, 2003, between the Company and The Law Debenture Trust         ***
                Corporation p.l.c.
2.2             Trust Deed, dated May 20, 2003, between the Company and The Law Debenture Trust           Filed
                Corporation p.l.c.                                                                         herewith
2.3             First Supplemental Trust Deed, dated July 17, 2003, between the Company and The Law       Filed
                Debenture Trust Corporation p.l.c.                                                         herewith
2.4             Second Supplemental Trust Deed, dated July 21, 2003, between the Company and The Law      Filed
                Debenture Trust Corporation p.l.c.                                                         herewith
2.5             Third Supplemental Trust Deed, dated August 8, 2003, between the Company and The Law      Filed
                Debenture Trust Corporation p.l.c.                                                         herewith
4.1             Deposit Agreement, dated November 30, 2000, between the Company and The Bank of New           **
                York
4.2             Services Agreement, dated March 16, 2001, between the Company and Schroder Ventures           **
                K.K. (Japan)
4.3             Services Agreement, dated March 16, 2001, between the Company and Schroder Capital            **
                Partners Limited (Asia)
4.4             Services Agreement, dated March 16, 2001, between the Company and Schroders &                 **
                Associates Canada Inc. (Canada)
4.5             Services Agreement, dated March 16, 2001, between the Company and Schroder Ventures           **
                Life Sciences Advisers Limited (Life Sciences)
4.6             Services Agreement, dated March 16, 2001, between the Company and Schroder Venture            **
                Partners LLC (U.S.)
4.7             Services Agreement, dated March 16, 2001, among the Company, Schroder Ventures                **
                (London) Limited and Schroder Ventures Europe BV
4.8             Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited          **
                and Schroder Ventures Limited
4.9             Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited          **
                and Schroder Ventures Investments Limited
4.10            Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited          **
                and Schroders plc
4.11            Fund of Funds Agreement, dated March 16, 2001, between Schroder Ventures (London)             **
                Limited and Schroder Investment Management (Ireland) Limited
4.12            Facility Agreement, dated June 16, 2003, between the Company,  Barings (Guernsey)         Filed
                Limited, The Governor and Company of The Bank of Scotland and The Royal Bank of            herewith
                Scotland plc
4.13            The Executive Share Option Plan                                                               **
4.14            Placing Agreement, dated October 3, 2003, between the Company and J.P. Morgan             Filed
                Securities Limited                                                                         herewith
8.1             List of Subsidiaries of the Company                                                           **
10.1            The Company's 2003 Report and Accounts                                                    Filed
                                                                                                           herewith
10.2            The Company's December 2002 Report and Accounts                                              ****
10.3            The Company's 2002 Report and Accounts                                                       ***
10.4            Incorporated Sections of the Company's 2001 Report and Accounts                           Filed
                                                                                                           herewith
10.5            Incorporated Sections of the Company's Interim 2001 Report and Accounts                   Filed
                                                                                                           herewith
12.1            Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)                   Filed
                                                                                                           herewith
12.2            Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)                   Filed
                                                                                                           herewith
13.1            Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)                   Filed
                                                                                                           herewith
13.2            Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)                   Filed
                                                                                                           herewith



* Incorporated herein by reference to the Company's 2000 annual report on Form 20-F, filed with the Commission on January 16, 2001

** Incorporated herein by reference to the Company's 2001 annual report on Form
   20-F, filed with the Commission on November 8, 2001

*** Incorporated herein by reference to the Company's 2002 annual report on Form 20-F, filed with the Commission on December 20, 2002

**** Incorporated herein by reference to the Company's December 2002 transition report on Form 20-F, filed with the Commission on April 3, 2003

-----------
EXHIBIT 2.2
-----------


THIS TRUST DEED is made on                      , 2003 BETWEEN:

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

WHEREAS:

(1) By resolution of a duly appointed Committee of the Board of Directors of the Issuer dated 12th May, 2003 and a resolution of the Board of Directors of the Issuer dated 6th March, 2003 the Issuer has resolved to issue GBP40,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 to be constituted by this Trust Deed.

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

   "Original Bonds" means the bonds in registered form comprising the said GBP40,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 of the Issuer hereby constituted or the principal amount thereof for the time being outstanding;

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

    Wordsdenoting the singular shall include the plural and vice versa; words denoting one gender only shall include the other genders; and words denoting persons only shall include firms and corporations and vice versa.

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

     (b) in any case where payment of principal is not made to the Original Bondholders on or before the due date, interest shall continue to accrue on the principal amount of each Original Bond (both before and after any judgment or other order of a court of competent jurisdiction) at the rate aforesaid up to and including the date which the Trustee determines to be the date on and after which payment is to be made to the Original Bondholders in respect thereof as stated in a notice given to the Original Bondholders in accordance with Condition 18 (such date to be not later than 30 days after the day on which the whole of such principal amount together with an amount equal to the interest which has accrued and is to accrue pursuant to this proviso up to and including that date has been received by the Trustee, the Registrar or the Original Bondholders); and

     (c) in any case where payment of the whole or any part of the principal amount of any Original Bond is improperly withheld or refused upon due presentation thereof (other than in circumstances contemplated by proviso (b) above) interest shall accrue on that principal amount payment of which has been so withheld or refused (both before and after any judgment or other order of a court of competent jurisdiction) at the rate aforesaid from and including the date of such withholding or refusal up to and including the date on which payment of the full amount (including interest as aforesaid) in sterling payable in respect of such Original Bond is made.

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

     (ii) Any further bonds or notes which are to be created and issued pursuant to the provisions of paragraph (A) above so as to form a single series with the Original Bonds and/or the Further Securities of any series shall be constituted by a trust deed supplemental to this Trust Deed and any other further bonds or notes which are to be created and issued pursuant to the provisions of paragraph (A) above may (subject to the consent of the Trustee) be constituted by a trust deed supplemental to this Trust Deed. In any such case where such further bonds or notes are to be constituted by a trust deed supplemental to this Trust Deed the Issuer shall prior to the issue of any such further bonds or notes to be so constituted (being Further Securities) execute and deliver to the Trustee a trust deed supplemental to this Trust Deed (in relation to which all applicable stamp duties or other documentation fees, duties or taxes have been paid and, if applicable, duly stamped or denoted accordingly provided that the Issuer shall not be responsible for paying any United Kingdom stamp duty or stamp duty reserve tax arising in connection with the issue or delivery of bonds or notes (or any shares or securities into which such bonds or notes convert) to, or to a nominee or agent for (i) any person providing a clearance service within the meaning of Section 70 or 96 Finance Act 1986 or (ii) any person whose business is or includes issuing depositary receipts within the meaning of Section 67 or 93 Finance Act
          1986) and containing a covenant by the Issuer in the form mutatis mutandis of Clause 2.2 in relation to the principal, premium (if any) and interest in respect of such Further Securities and such other provisions (whether or not corresponding to any of the provisions contained in this Trust Deed) as the Trustee shall reasonably require.

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

4.2  (i)  The  Trustee  may  at  its  absolute   discretion   (and  without  any
          responsibility for any loss occasioned thereby), after the seventh day immediately prior to the date fixed for redemption from time to time of any of the Original Bonds, and up to but excluding the date fixed for such redemption elect to apply the principal in respect of such of the Original Bonds due for redemption on such date (other than Bonds in respect of which (a) a Conversion Right has been exercised by any Original Bondholder under the Conditions or (b) the Bondholder has on or prior to the seventh day prior to the date fixed for such redemption given written notification to the Trustee in accordance with Clause 26 that it does not wish the Trustee to apply the principal of such Bondholder's Original Bonds to subscribe for Ordinary Shares in accordance with the discretion granted to the Trustee in this Clause 4.2(i) (in this sub-clause referred to as the "Unexercised Bonds"), in subscribing that number of Ordinary Shares into which the Unexercised Bonds would have been converted had they been converted on the seventh day prior to such redemption date if the Trustee is satisfied that(a) the net proceeds of sale of the Ordinary Shares arising from such subscription (disregarding any liability (other than a liability of the Trustee) to taxation consequent thereon) would be likely to exceed the principal and interest which would otherwise be payable in respect of the Unexercised Bonds and (b) all (if any) necessary consents have been obtained for each of the transactions contemplated by this sub-clause.

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

5.   Fees, Duties and Taxes

     The Issuer will pay any stamp, issue, registration, documentary and other fees, duties and taxes, including interest and penalties, payable (a) in the United Kingdom, on or in connection with (i) the execution and delivery of these presents and (ii) the constitution and original issue of the Securities and the Coupons and (b) in any jurisdiction on or in connection with any action taken by or on behalf of the Trustee or (where permitted under these presents so to do) any Holder or Couponholder to enforce the obligations of the Issuer under these presents provided that the Issuer does not agree to pay any United Kingdom stamp duty or stamp duty reserve tax arising in connection with the issue or delivery of Securities (or any shares or Securities into which such Securities convert) to, or to a nominee or agent for
     (i) any person  providing  a clearance  service  within the meaning of
     Section 70 or 96 Finance Act 1986 or (ii) any person whose business is or includes issuing depositary receipts within the meaning of Section
     67 or 93 Finance Act 1986.

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

   (vi) give to the Trustee (a) within fourteen days after demand by the Trustee therefor and (b) (without the necessity for any such demand) within 28 days after the publication of its audited accounts in respect of each financial period commencing with the financial period ending 31st December, 2003 and in any event not later than 180 days after the end of each such financial period a certificate signed by two Directors of the Issuer to the effect that, to the best of the knowledge, information and belief of the persons so certifying, they having made all reasonable enquiries, as at a date not more than seven days before delivering such certificate (the "certification date") there did not exist and had not existed since the certification date of the previous certificate (or in the case of the first such certificate the date hereof) any Event of Default or any Potential Event of Default and that since such date the Issuer and its directors have complied with all their obligations contained in these presents (or if such exists or existed or is not the case specifying the same);

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

 (xiii) promptly give to the Trustee two copies of, the final form of every notice given to the Holders in accordance with the Conditions (such approval, unless so expressed, not to constitute approval for the purposes of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") of the United Kingdom of a communication within the meaning of Section 21 of the FSMA);

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

(xviii) procure that such part of its current authority under Section 80 of the UK Companies Act 1985 which would be required to enable the Conversion Rights to be satisfied in full shall only be applied in the allotment of Ordinary Shares in satisfaction of the Conversion Right;

  (xix) at all times keep available sufficient authority under Section 80 of the Companies Act 1985 to enable the directors of Issuer to allot such number of Ordinary Shares as would enable all current and outstanding rights of subscription and exchange for and conversion into Ordinary Shares to be satisfied in full;

   (xx) not make any issue, grant or distribution or take any other section if the effect thereof would be that, on the exercise of all Conversion Rights, Ordinary Shares would have been issued at a discount to their nominal value or otherwise could not, under any applicable law then in effect, be legally issued as fully paid; and

  (xxi) if payments of principal, premium or interest in respect of the Securities or the Coupons by the Issuer shall become subject generally to the taxing jurisdiction of any territory or any political sub-division or any authority therein or thereof having power to tax other than or in addition to the United Kingdom or any such political sub-division or any such authority therein or thereof, immediately upon becoming aware thereof notify the Trustee of such event and (unless the Trustee otherwise agrees) enter forthwith into a trust deed supplemental to this Trust Deed, giving to the Trustee an undertaking or covenant in form and manner satisfactory to the Trustee in terms corresponding to the terms of Condition 10 with the substitution for (or, as the case may be, the addition to) the reference therein to the United Kingdom or any political sub-division or any authority therein or thereof having power to tax of a reference  to that other  or  additional  territory  or  any
        political  sub-division  or  any authority   therein  or  thereof
        having power to tax to whose taxing jurisdiction such payments shall have become subject as aforesaid.

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

15.5 The Issuer shall also pay or discharge all Liabilities properly incurred by the Trustee in relation to the preparation and execution of, the exercise of its powers and the performance of its duties under, and in any other manner in relation to, these presents, including but not limited to legal and travelling expenses and any stamp, issue, registration, documentary and other taxes or duties paid or payable by the Trustee in connection with any action taken or contemplated by or on behalf of the Trustee for enforcing, or resolving any doubt concerning, or for any other purpose in relation to, these presents provided that the issuer shall not be responsible for paying or discharging any United Kingdom stamp duty or stamp duty reserve tax arising in connection with the issue or delivery of securities (or any shares or securities into which the securities convert) to, or to a nominee or agent for (i) any person providing a clearance service within the meaning of Section 70 or 96 Finance Act 1986 or (ii) any person whose business is or includes issuing depositary receipts within the meaning of
     Section 67 or 93 Finance Act 1986.

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

     (iii)The Trustee may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing a certificate signed by the Auditors or any two Directors of the Issuer and the Trustee shall not be bound in any such case to call for further evidence or be responsible for any Liability that may be occasioned by it or any other person acting on such certificate.

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

     (vii)Save as expressly otherwise provided in these presents, the Trustee shall have absolute and uncontrolled discretion as to the exercise or non-exercise of its trusts, powers, authorities and discretions under these presents (the exercise or non-exercise of which as between the Trustee and the Holders and Couponholders shall be conclusive and binding on the Holders and Couponholders) and shall not be responsible for any Liability which may result from their exercise or non-exercise and in particular the Trustee shall not be bound to act at the request or direction of the Holders or otherwise under any provision of these presents or to take at such request or direction or otherwise any other action under any provision of these presents, without prejudice to the generality of Clause 9.1, unless it shall first be indemnified to its satisfaction against all Liabilities to which it may render itself liable or which it may incur by so doing.

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

     (x) Without prejudice to the right of indemnity by law given to trustees, the Issuer shall indemnify the Trustee and every Appointee and keep it or him indemnified against all Liabilities to which it or he may be or become subject or which may be incurred by it or him in the execution or purported execution of any of its or his trusts, powers, authorities and discretions under these presents or its or his functions under any such appointment or in respect of any other matter or thing properly done or omitted in any way relating to these presents or any such appointment provided that the Issuer shall not be required to indemnify the Trustee or any Appointee against any United Kingdom stamp duty or stamp duty reserve tax arising in connection with the issue or delivery of Securities (or any shares or securities into which the Securities convert) to, or to a nominee or agent for
          (i) any person  providing  a clearance  service  within the meaning of
          Section 70 or 96 Finance Act 1986 or (ii) any person whose business is or includes issuing depositary receipts within the meaning of Section 67 or 93 Finance Act 1986.

     (xi) Any consent or approval given by the Trustee for the purposes of these presents may be given on such terms and subject to such conditions (if any) as the Trustee thinks fit and notwithstanding anything to the contrary in these presents may be given retrospectively.

     (xii)The Trustee shall not (unless and to the extent ordered so to do by a court of competent jurisdiction) be required to disclose to any Holder or Couponholder any information (including, without limitation, information of a confidential, financial or price sensitive nature) made available to the Trustee by the Issuer or any other person in connection with these presents and no Holder or Couponholder shall be entitled to take any action to obtain from the Trustee any such information.

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

     (xiv)The Trustee may, where applicable, certify whether or not any of the conditions, events and acts set out in Condition 8 in relation to the Issuer (each of which conditions, events and acts shall, unless in any case the Trustee in its absolute discretion shall otherwise determine, for all the purposes of these presents be deemed to include the circumstances resulting therein and the consequences resulting therefrom) is in its opinion materially prejudicial to the interests of the Holders and any such certificate shall be conclusive and binding upon the Issuer, the Holders and the Couponholders.

     (xv) The Trustee as between itself and the Holders and Couponholders may determine all questions and doubts arising in relation to any of the provisions of these presents. Every such determination, whether or not relating in whole or in part to the acts or proceedings of the Trustee, shall be conclusive and shall bind the Trustee and the Holders and Couponholders.

     (xvi)In connection with the exercise by it of any of its trusts, powers, authorities and discretions under these presents (including, without limitation, any modification, waiver, authorisation, determination or substitution), the Trustee shall have regard to the general interests of the Holders as a class and shall not have regard to any interests arising from circumstances particular to individual Holders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Holders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Holder or Couponholder be entitled to claim from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Holders or Couponholders except to the extent already provided for in Condition 10 and/or any undertaking given in addition thereto or in substitution therefor under these presents.

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

     (xviii) The Trustee may whenever it thinks fit delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons (whether being a joint trustee of these presents or not) all or any of its trusts, powers, authorities and discretions under these presents. Such delegation may be made upon such terms (including power to sub-delegate) and subject to such conditions and regulations as the Trustee may in the interests of the Holders think fit. Provided that the Trustee shall have exercised reasonable care in the selection of any such delegate, the Trustee shall not be under any obligation to supervise the proceedings or acts of any such delegate or sub-delegate or be in any way responsible for any Liability incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate. The Trustee shall within a reasonable time after any such delegation or any renewal, extension or termination thereof give notice thereof to the Issuer.

     (xix)The Trustee may in the conduct of the trusts of these presents instead of acting personally employ and pay an agent (whether being a lawyer or other professional person) to transact or conduct, or concur in transacting or conducting, any business and to do, or concur in doing, all acts required to be done in connection with these presents (including the receipt and payment of money). Provided that the Trustee shall have exercised reasonable care in the selection of any such agent, the Trustee shall not be in any way responsible for any Liability incurred by reason of any misconduct or default on the part of any such agent or be bound to supervise the proceedings or acts of any such agent.

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

     (xxi)The Trustee may call for any certificate or other document to be issued by Euroclear or Clearstream, Luxembourg as to the principal amount of Securities represented by a Global Security standing to the account of any person. Any such certificate or other document shall be conclusive and binding for all purposes. The Trustee shall not be liable to any person by reason of having accepted as valid or not having rejected any certificate or other document to such effect purporting to be issued by Euroclear or Clearstream, Luxembourg and subsequently found to be forged or not authentic.

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

     (xxiii) Any certificate or report of the Auditors or any other expert called for by or provided to the Trustee in accordance with or for the purposes of these presents may be relied upon by the Trustee as sufficient evidence of the facts stated therein whether or not such certificate or report is called for by or is addressed to the Trustee and notwithstanding that such certificate or report and/or any engagement letter or other document entered into by the Trustee in connection therewith contains any limit on the liability of the Auditors or such other expert in respect thereof.

     (xxiv) The Trustee shall not be responsible for, or for investigating any matter which is the subject of, any recital, statement, representation, warranty or covenant of any person contained in these presents, or any other agreement or document relating to the transactions contemplated in these presents or under such other agreement or document.

     (xxv)The Trustee shall not be liable or responsible for any Liabilities or inconvenience which may result from anything done or omitted to be done by it in accordance with the provisions of these presents.

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

     Whereany holding company, Subsidiary or associated company of the Trustee or any director or officer of the Trustee acting other than in his capacity as such a director or officer has any information, the Trustee shall not thereby be deemed also to have knowledge of such information and, unless it shall have actual knowledge of such information, shall not be responsible for any loss suffered by Holders resulting from the Trustee's failing to take such information into account in acting or refraining from acting under or in relation to these presents.

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

          (b) where the New Company is incorporated, domiciled or resident in, or subject generally to the taxing jurisdiction of, a territory other than or in addition to the United Kingdom or any political subdivision or any authority therein or thereof having power to tax, undertakings or covenants shall be given by the New Company in terms corresponding to the provisions of Condition 10 with the substitution for (or, as the case may be, the addition to) the reference to the United Kingdom of a reference to that other or additional territory in which the New Company is incorporated, domiciled or resident or to whose taxing jurisdiction it is subject;

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

          (ii) for the purposes of conforming to any legal requirements, restrictions or conditions in any jurisdiction in which any particular act or acts is or are to be performed; or

          (iii)for the purposes of obtaining a judgment in any jurisdiction or the enforcement in any jurisdiction of either a judgment already obtained or any of the provisions of these presents against the Issuer.

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

                                       (Attention: Company Secretary)

                                       Facsimile No: 020 7658 3538


         and copied to:                Schroder Ventures (London) Limited
                                       Burleigh House
                                       357 Strand, London WC2R 0HS

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


                                                 THE FIRST SCHEDULE
                                         Form of Original Bond Certificate

Certificate No.              Transfer No.               Date of                   Amount of Bonds
                                                        Registration              GBP




             SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC
                            (the "Company")

Incorporated with limited liability in England and Wales under the Companies Act
                    1985. Registered number 3066856

           4.5 PER CENT. SUBORDINATED CONVERTIBLE BONDS DUE 2013



Poweris reserved to the Company by the Trust Deed referred to below and subject as therein provided to create and issue further securities either ranking
pari  passu  in  all  respects  and  forming  a  single   series  with  the
above-mentioned Bonds or carrying such rights as to ranking, interest, premium, redemption conversion and otherwise as the Company may think fit.

         THIS IS TO CERTIFY that







is/are the registered holder(s) of   pounds of the above-mentioned 4.5 per cent.
Subordinated Convertible Bonds due 2013 which are constituted by a Trust Deed dated 20 May, 2003 and made between the Company of the first part and The Law Debenture Trust Corporation p.l.c. (the "Trustee") as trustee of the second part and such Bonds are issued with the benefit of and subject to the provisions contained in the said Trust Deed and the Conditions set out in the Second Schedule to the Trust Deed.

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

Registrar, Transfer Agent, Conversion Agent and Paying Agent:

                               JPMorgan Chase Bank
                          Institutional Trust Services
                            1 Chaseside, Ground Floor
                                   Bournemouth
                                     BH7 7DA

THIS SUBORDINATED CONVERTIBLE BOND DUE 2013, ANY INTEREST HEREIN AND ANY ORDINARY SHARES OF SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC (THE "ISSUER") ISSUABLE ON CONVERSION HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES
ACT) THAT, PRIOR TO SUCH TRANSFER, FURNISHES TO THE REGISTRAR A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO SUCH TRANSFER (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE REGISTRAR), (3) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 UNDER REGULATION S UNDER THE SECURITIES ACT, OR (4) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF ANY OTHER JURISDICTION.

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

                               THE SECOND SCHEDULE
                      The Conditions of the Original Bonds

                        TERMS AND CONDITIONS OF THE BONDS

The GBP40,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 (the "Bonds", which expression shall in these Conditions, unless the context otherwise requires, include any further bonds issued pursuant to Condition 19 and forming a single series with the Bonds) of Schroder Ventures International Investment Trust plc (the "Issuer") are constituted by a trust deed (the "Trust Deed") dated 20 May, 2003 between the Issuer and The Law Debenture Trust Corporation p.l.c. (the "Trustee") as trustee for the holders of the Bonds (the "Holders"). The issue of the Bonds was authorised pursuant to a resolution of a duly appointed committee of the Board of Directors of the Issuer dated 12 May, 2003 and a resolution of the Board of Directors of the Issuer dated 6 March, 2003. The statements set out in these Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed. Copies of the Trust Deed and the registrar and paying agency agreement (the "Registrar Agreement") dated 20 May, 2003 made between the Issuer, the Trustee and JPMorgan Chase Bank as registrar, paying agent and conversion agent (the "Registrar") are available for inspection during normal business hours by the Holders at the registered office for the time being of the Trustee, being at 20 May, 2003 at Fifth Floor, 100 Wood Street, London EC2V 7EX. The Holders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Registrar Agreement applicable to them. Words and expressions unless otherwise defined in these Conditions shall have the meanings given to them in the Trust Deed.

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

3.       Interest

3.1      Rate of interest

         The Bonds bear interest from (and including) 20 May, 2003 (the "Closing Date") at the rate of 4.5 per cent. per annum (subject to the withholding or deduction of any taxation in the United Kingdom required to be withheld or deducted at source).

3.2      Payment of Interest

         Such interest will be payable (subject to any withholding or deduction as aforesaid) semi-annually in arrear on 21 May and 21 November in each year (an "Interest Payment Date"), commencing on 21 November, 2003.

         Whenever it is necessary to compute an amount of interest in respect of any Bond for a period of less than a full year such interest will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and in the case of an incomplete month, the actual number of days elapsed (not being more than 30 days).

3.3      Interest accrued

         Subject to Condition 5.11 below, interest will cease to accrue on the Bonds from and including the due date of redemption thereof unless payment of principal or interest in respect thereof is improperly withheld or refused or unless default is otherwise made in respect of payment. In any such event, interest will continue to accrue (as well after as before any judgment) as provided in the Trust Deed.

4.       Redemption and purchase

4.1      Final Redemption

         Unless previously redeemed, converted or purchased and cancelled as provided below, the Bonds will be redeemed at their principal amount on 21 May, 2013 (the "Final Redemption Date").

4.2      Redemption at the option of the Issuer

         (A) The Issuer may, at any time on giving not less than 21 days' notice (which notice shall include the date fixed for such redemption (the "Exercise Date")) to the Holders (the "Call Option"), redeem some, on a pro rata basis between Holders, or all of the Bonds at their principal amount plus accrued and unpaid interest thereon to, but excluding, the date fixed for redemption if:

             (i) at any time on or after 21 May, 2006, the Average Closing Price immediately prior to the giving of such notice is equal to or greater than 130 per cent. of the Conversion Price; or

             (ii) 85 per cent. or more of the issued Bonds (determined by reference to principal amount) shall have been converted, redeemed or purchased and cancelled;

          PROVIDED THAT if the principal amount of Bonds to be redeemed in respect of a single Holder is not GBP100,000 or an integral multiple thereof, then the principal amount of Bonds to be redeemed in respect of that Holder shall be rounded up to the nearest GBP100,000.

         (B) Upon the expiration of any such notice, the Issuer shall be bound to redeem the principal amount of the Bonds to which such notice relates at their principal amount with interest accrued to, but excluding, the date fixed for redemption.

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

5.       Conversion

5.1      Period and Price for Conversion

     (A) Subject as hereinafter provided, a Holder at any time has the right (the "Conversion Right") subject to compliance with these Conditions and to any applicable fiscal or other laws or regulations, to convert the principal amount of his Bonds into Ordinary Shares of the Issuer. The price at which Ordinary Shares shall be issued upon conversion shall initially be 480p per Ordinary Share, such price being subject to adjustment as provided below (and such price being hereinafter called the "Conversion Price"). Subject to Condition 5.3, the number of Ordinary Shares to be issued on exercise of a Conversion Right shall be calculated by dividing the principal amount of Bonds being converted by the Conversion Price.

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

     (C) Without prejudice to the provisions of Condition 5.1(A) no Holder shall be able to exercise his Conversion Right after the date seven calendar days before the due date of redemption of the relevant Bonds. The period from the Closing Date to the date seven calendar days before the due date of redemption of the relevant Bonds is herein referred to as the "Conversion Period".

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

     (B) If the Ordinary Shares are then a participating security in a relevant system, unless The Uncertificated Securities Regulations 2001 as amended from time to time (the "Regulations") and the rules of the relevant system concerned otherwise require and unless otherwise specified by the Bondholder, the Ordinary Shares to be issued on conversion of a Bond shall be allotted and issued in certificated form. Certificates (if certificates for Ordinary Shares are then generally being issued) for Ordinary Shares issued on conversion will be despatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) within one month after the Conversion Date. Ordinary Shares to be issued in uncertificated registered form shall be credited by the Company to the account with a relevant system of the person or persons designated in the relevant notice of conversion. The term "relevant system" has the meaning given to it in the Regulations.

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

     (D) The name and specified office of the initial Conversion Agent are set out at the end of these Conditions. The Issuer reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Conversion Agent and to appoint other or further Conversion Agents, provided that it will at all times maintain a Conversion Agent having a specified office in London. Notice of any such termination or appointment and of any change in the specified office of the Conversion Agent will be given to the Holders in accordance with these Conditions.

5.3  Adjustments to the Conversion Price

     (A) Subject to Conditions 5.5 and 5.6, the Conversion Price is subject to adjustment as follows:-

     (i) If and whenever there shall be an alteration in the nominal value of the Ordinary Shares by reason of consolidation or sub-division, the Conversion Price shall be adjusted in relation to subsequent conversions of the Bonds by multiplying it by a fraction of which the numerator shall be the nominal value of one Ordinary Share immediately after such alteration and of which the denominator shall be the nominal value of one Ordinary Share immediately before such alteration and such adjustment shall become effective immediately after such alteration takes effect.

     (ii) If and whenever the Issuer shall issue (otherwise than pursuant to Condition 5.3(A)(vi) or to any of the transactions described in Condition 5.3(A)(iii) and Condition 5.3(A)(vii) below) wholly for cash any additional Ordinary Shares (other than Ordinary Shares issued upon conversion of the Bonds or issued pursuant to subscription by the Trustee) at a price per Ordinary Share which is less than the Closing Price per Ordinary Share on the dealing day last preceding the date of announcement of the issue of such additional Ordinary Shares, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue by multiplying the Conversion Price in effect immediately prior to the issue of such additional Ordinary Shares by a fraction of which the numerator shall be the number of Ordinary Shares outstanding immediately prior to the issue of such additional Ordinary Shares plus the number of Ordinary Shares which the aggregate consideration receivable for the issue of such additional Ordinary Shares (determined as provided in Condition 5.3(B)(i) below) would purchase at such Closing Price per Ordinary Share and of which the denominator shall be the number of Ordinary Shares outstanding immediately after the issue of such additional Ordinary Shares. Such adjustment shall become effective as at the date upon which such additional Ordinary Shares shall be issued.

     (iii)         (a) If and whenever the Issuer or any other entity at the
                       request or with the agreement of the Issuer shall issue (otherwise than pursuant to Condition 5.3(A)(vi) below) wholly for cash any securities (other than any Further Bonds forming a single series with the Bonds) which by their terms are convertible into or exchangeable for, or carry rights of subscription for, Ordinary Shares and the consideration per Ordinary Share receivable by the Issuer upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities (determined as provided in Condition 5.3(B)
                       (ii) below) shall be less than the Closing Price per Ordinary Share on the dealing day last preceding the date of announcement of the issue of such securities, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue by multiplying the Conversion Price in effect immediately prior to the issue of such securities by a fraction of which the numerator shall be the number of Ordinary Shares outstanding on such date of issue plus the number of Ordinary Shares which the aggregate consideration receivable by the Issuer for such securities (determined as provided in Condition 5.3(B)(ii) below) would purchase at such Closing Price per Ordinary Share and of which the denominator shall be the number of Ordinary Shares outstanding on such date of issue plus the number of Ordinary Shares to be issued upon conversion or exchange of such convertible or exchangeable securities or upon exercise of such rights of subscription attached thereto at the initial conversion, exchange or subscription price or rate. Such adjustment shall become effective as at the date upon which such securities shall be issued.

                   (b) If and whenever the rights of conversion or exchange or subscription attached to any such securities as are referred to in section (iii)(a) of this Condition
                       5.3(A) are modified so that the consideration per Ordinary Share receivable by the Issuer upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities (determined as provided in Condition 5.3(B)(ii) below) shall be less than the Closing Price per Ordinary Share on the dealing day last preceding the date of announcement of the proposals to modify such rights of conversion or exchange or subscription, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such modification by multiplying the Conversion Price in effect immediately prior to such modification by a fraction of which the numerator shall be the number of Ordinary Shares outstanding on such date of modification plus the number of Ordinary Shares which the aggregate consideration receivable by the Issuer for such securities (determined as provided in Condition 5.3(B)
                       (ii) below) would purchase at such Closing Price per Ordinary Share and of which the denominator shall be the number of Ordinary Shares outstanding on such date of modification plus the number of Ordinary Shares to be issued upon conversion or exchange of such securities or upon exercise of such rights of subscription attached thereto at the modified conversion, exchange or subscription price or rate. Such adjustment shall become effective as at the date upon which such modification shall take effect. A right of conversion, exchange or subscription shall not be treated as modified for the foregoing purposes where it is adjusted to take account of rights and capitalisation issues and other events normally giving rise to adjustment of conversion terms or provisions similar to that in Condition 5.3(A)(i).

     (iv) If and whenever the Issuer shall capitalise any amount of profits or reserves and apply the same in paying up in full the nominal value of any Ordinary Shares to be issued to the holders of Ordinary Shares or to any of them, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue by multiplying it by a fraction of which the numerator shall be the aggregate nominal amount of the issued Ordinary Shares immediately before such issue and of which the denominator shall be the aggregate nominal amount of the issued Ordinary Shares immediately after such issue and such adjustments shall become effective as at the date upon which such additional Ordinary Shares shall be issued.

     (v) If and whenever the Issuer shall make any Capital Distribution to the holders of Ordinary Shares then, except where the Conversion Price falls to be adjusted under Condition 5.3(A)(iv) above, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such Capital Distribution by multiplying it by a fraction of which the numerator shall be the Closing Price per Ordinary Share on the Operative Date and the denominator shall be the Closing Price per Ordinary Share on the dealing day last preceding the Operative Date. Such adjustment shall become effective as at the date on which the Capital Distribution is actually made.

     (vi) If and whenever the Issuer shall issue any Ordinary Shares by way of rights to the holders of Ordinary Shares or shall grant any options or warrants to the holders of Ordinary Shares entitling them to subscribe for or purchase Ordinary Shares at, in any such case, a price per Ordinary Share less than the Closing Price per Ordinary Share on the dealing day last preceding the date of announcement of the terms of such issue or grant, the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue or grant by multiplying the Conversion Price in effect immediately prior to such date of announcement by a fraction of which the numerator shall be the number of Ordinary Shares outstanding on such date of announcement plus the number of Ordinary Shares which the aggregate amount payable for such rights, options or warrants and for the total number of Ordinary Shares comprised therein would purchase at such Closing Price per Ordinary Share and of which the denominator shall be the number of Ordinary Shares outstanding on such date of announcement plus the aggregate number of additional Ordinary Shares issued or, as the case may be, comprised in the grant. Such adjustment shall become effective as at the date of issue of the Ordinary Shares or the date of grant of the options or warrants (as the case may be).

     (vii)If and whenever the Issuer shall issue any securities by way of rights to the holders of Ordinary Shares or shall grant any options or warrants to the holders of Ordinary Shares entitling them to subscribe for or purchase any securities by way of rights (whether in any such case such securities are of the Issuer or any other entity, but excluding any issue or grant which may result in an adjustment of the Conversion Price pursuant to Condition 5.3(A)(vi) above), the Conversion Price shall be adjusted in relation to conversions of the Bonds subsequent to such issue or grant by multiplying the Conversion Price in effect immediately prior to the date of the announcement of such issue or grant by the fraction:-

                                      A - B
                                        A

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

     (viii) Where the circumstances giving rise to any adjustment pursuant to this Condition 5.3 have already resulted or will result in an adjustment to the Conversion Price or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Conversion Price or where more than one event which gives rise to an adjustment to the Conversion Price, occurs within such a short period of time that, in the opinion of the Auditors, a modification to the operation of the adjustment provisions is required to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be determined by the Issuer and approved in writing by the Trustee to be in its opinion appropriate to give the intended result.

     (ix) If any doubt shall arise as to the appropriate adjustment to the Conversion Price, a certificate of the Auditors in respect of such adjustment to the Conversion Price shall be conclusive and binding on all concerned, save in the case of manifest or proven error.

  (B) For the purposes of any calculation of the consideration receivable pursuant to Conditions 5.3(A)(ii) and 5.3(A)(iii)(b) above, the following provisions shall be applicable:-

     (i) in the case of the issue of Ordinary Shares for cash, the aggregate consideration receivable shall be the amount of such cash, provided that in no case shall any deduction be made for any commissions or any expenses paid or incurred by the Issuer for any underwriting of the issue or otherwise in connection therewith; and

     (ii) in the case of the issue of securities convertible into or exchangeable for, or carrying rights of subscription for, Ordinary Shares (a) the aggregate consideration receivable by the Issuer therefor shall be deemed to be the consideration received or receivable by the Issuer for any such securities plus the additional minimum consideration (if any) to be received by the Issuer or the issuer upon conversion or exchange thereof, or upon exercise of such rights of subscription attached thereto (the consideration in each case to be determined subject to the proviso in (A) immediately above) and (b) the consideration per Ordinary Share receivable by the Issuer upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities shall be such aggregate consideration (translated into pounds sterling, if expressed in a currency other than pounds sterling, at such rate of exchange as may be determined by a bank approved by the Trustee to be the spot rate ruling at the close of business on the date of issue of such securities) divided by the number of Ordinary Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate.

  (C)  If the  Conversion  Date in  relation  to any Bonds  shall be after the record date for any such issue, distribution or grant (as the case may be) as is mentioned in Conditions 5.3(A)(iii)(a) to 5.3(A)(vii) inclusive of this Condition or any such issue as is mentioned in Condition 5.3(A)(ii) or 5.3(A)(iii)(a) of this Condition which is made to the holders of Ordinary Shares or any of them but before the date of issue of the Ordinary Shares or other securities (in the case of Conditions 5.3(A)(ii), 5.3(A)(iii)(a) and 5.3(A)(iv)), before the date that the Capital Distribution is actually made (in the case of Condition 5.3(A)(v)) or before the date on which the issue or grant is made (in the case of Condition 5.3(A)(vii)), the Issuer shall procure that there shall be issued to the converting Holder or in accordance with the instructions contained in the notice of conversion (subject to any applicable laws or other regulations) such additional number of Ordinary Shares as, together with the Ordinary Shares issued or to be issued on conversion of the relevant Bonds, is equal to the number of Ordinary Shares which would have been required to be issued on conversion of such Bonds if the relevant adjustment (more particularly referred to in the said sub-paragraphs) to the Conversion Price had in fact been made immediately after the relevant record date. Such additional Ordinary Shares will be allotted as at, and within 28 days after, the relevant Conversion Date and certificates for such Ordinary Shares will be despatched within 28 days after the relevant issue, distribution or grant.


5.4 No adjustment will be made if it would result in an increase in the Conversion Price (otherwise than by reason of a consolidation of Ordinary Shares pursuant to Condition 5.3(A)(i)).

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

5.8 (A) If, so long as the Conversion Right in respect of any of the Bonds remains exercisable, an effective resolution is passed or an order of a court of competent jurisdiction is made that the Issuer be wound up or dissolved (otherwise than for the purposes of a reconstruction, merger or consolidation the terms whereof have previously been approved in writing by the Trustee or by an Extraordinary Resolution), notice thereof shall forthwith be given to the Holders in accordance with these Conditions and each Holder shall (whether or not the Conversion Right attaching to his Bonds is then otherwise exercisable) be entitled at any time after the passing of such resolution or (as the case may be) the making of such order until the expiration of six weeks after the date of such notice (but not thereafter) to elect (by delivering as aforesaid a notice of conversion duly signed and completed and otherwise complying with this Condition) to be treated as if his Bonds had been converted at the date of the passing of such resolution or (as the case may be) the making of such order. Upon such deemed conversion the Holder's rights and interests in such Bonds shall lapse. Subject as provided in this paragraph, the Conversion Right shall lapse in the event of a resolution being passed or an order of a court of competent jurisdiction being made that the Issuer be wound up or dissolved (otherwise than as aforesaid). Interest in respect of any Bonds treated as so converted shall cease to accrue as from the date of the passing of such resolution or (as the case may be) the making of such order.

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

5.9 Ordinary Shares will not be available prior to the "abolition day" as defined in section 111(1) of the Finance Act 1990 of the United Kingdom for issue upon conversion of any Bond or upon subscription by the Trustee (A) to, or to an agent or nominee for, Euroclear or Clearstream Luxembourg or any other person providing a clearance service within the meaning of section 70 or 96 of the Finance Act 1986 of the United Kingdom or (B) to, or to an agent or nominee for, a person whose business is or includes issuing depositary receipts within the meaning of section 67 or 93 of the Finance Act 1986 of the United Kingdom.

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

6.  Stock Exchange listing

6.1 If the Bonds are listed on a Recognised Stock Exchange, the Issuer will thereafter use all reasonable endeavours to maintain such listing.

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

12.  Registration

     The Issuer will cause to be kept at JPMorgan Chase Bank, Institutional Trust Services of 1 Chaseside, Ground Floor, Bournemouth BH7 7DA (or such other place in England or Wales as the Registrar may notify Holders in accordance with Condition 18) (the "Specified Office") of the Registrar for the time being a register (the "Register") on which shall be entered the names and addresses of the subscribers of the Bonds or, as the case may be, of the latest transferees of the same notified to the Registrar in accordance with Condition 13, together with the particulars of the Bonds held by them respectively, of all transfers of Bonds and of any entitlement to any interest payment which may be due notwithstanding conversion of the relevant Bonds. The Issuer reserves the right, with the prior written approval of the Trustee, at any time to vary or terminate the appointment of the Registrar and to appoint another or a further Registrar, provided that there will at all times be a Registrar with a Specified Office in England or Wales. Any variation or termination of appointment shall only take effect (other than in the case of insolvency of the Registrar, when it shall be of immediate effect) after not less than 21 nor more than 30 days' notice thereof shall have been given to the Holders in accordance with Condition 18 and any change in the Specified Office of the Registrar shall also be promptly so notified.

13.  Transfer of Bonds

13.1 Bonds may, subject to the provisions of this Condition 13, the Trust Deed and the Registrar Agreement, be transferred by the registered holder free of and without regard to any set-off, counterclaim or equities between the Issuer and the first or any subsequent registered holder of such Bonds, in amounts and integral multiples of GBP100,000, by delivery to the Specified Office of a form of transfer in respect thereof in writing duly completed and signed and upon compliance with such reasonable requirements as the Issuer and the Registrar may prescribe without service charge but upon payment of any taxes, duties and other governmental charges in respect of such transfer. No transfer of Bonds shall be recognised by the Issuer unless entered on the Register. No transfers of Bonds shall be entered on the Register after the date 14 days before the Final Redemption Date. Bonds may be registered only in the name of, and transferred only to, a named person (or persons, not exceeding four in number) and the Registrar will not accept transfers of Bonds to "bearer". The Registrar will within 14 days of any duly made request to register the transfer of Bonds enter the transferee in the Register.

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

     (C) if it shall come to the notice of the Directors that any Bonds are or may be owned or held directly or beneficially by any person who is a pension or other benefit plan subject to Title 1 of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA") and in the opinion of the Directors the assets of the Issuer may be considered "plan assets" within the meaning of regulations adopted under ERISA the Directors shall be required to, serve a notice (hereinafter called a "Transfer Notice") upon the person (or any one of such persons where Bonds are registered in joint names) appearing in the Register as the registered owner (the "Vendor") of any of the Bonds concerned (the "Relevant Bonds") requiring the Vendor within a period of 30 days from receipt of the Transfer Notice to serve a notice on the Issuer that it wishes to redeem the Relevant Bonds at their principal amount plus interest accrued to, but excluding, the date of redemption or to convert the Relevant Bonds into Ordinary Shares in accordance with Condition 5.2 and if the Vendor has not served notice in respect of such redemption and conversion has not taken place within the said 30 days, allowing the Issuer to sell the Relevant Bonds on behalf of the Vendor either itself or by instructing a member of the London Stock Exchange to sell them in accordance with the best practice then obtaining to any person who, in the sole and conclusive determination of the Directors, would not fall within (A), (B) or (C) above and whose ownership or holding of such Bond or Bonds would not result in the aggregate number of United States Persons who are beneficial owners or holders of Bonds or other securities of the Issuer (other than certain short-term securities) being 75 or more (such person being hereinafter called an "Eligible Transferee"). For this purpose the Directors may authorise in writing any officer or employee of the Issuer to execute on behalf of the holder or holders of the Relevant Bonds a transfer of the Relevant Bonds to the purchaser or purchasers and an instrument of transfer executed by that person will be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the Relevant Bonds. The purchaser will not be bound to see to the application of the purchase moneys nor will his title to the Relevant Bonds be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale of the Relevant Bonds shall be received by the Issuer, whose receipt shall be a good discharge for the purchase moneys, and will belong to the Issuer and, upon their receipt, the Issuer will become indebted to the former registered owner of, or person entitled by transmission to, the Relevant Bonds for an amount equal to the net proceeds of transfer upon surrender by him or them of the certificate of the Relevant Bonds which the Vendor shall forthwith be obliged to deliver to the Issuer. Notice of receipt of proceeds by Issuer shall be given to relevant Holders. No trust will be created in respect of the debt and no interest will be payable in respect of it and the Issuer will not be required to account for any moneys earned from the net proceeds of transfer which may be employed in the business of the Issuer or as it thinks fit. The Issuer may register the transferee or transferees as the registered owner or owners of the Relevant Bonds and issue to him or them a certificate for the same and thereupon the transferee or transferees shall become absolutely entitled thereto. On and after the date of such Transfer Notice, and until registration of a transfer of the Relevant Bonds to which it relates pursuant to the provisions of this paragraph, the rights and privileges attaching to the Relevant Bonds shall be suspended and not capable of exercise.

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

13.7 A person who becomes aware that his holding, directly or beneficially, of Bonds will, or is likely to, fall within any of subparagraphs (A), (B) or
     (C) above or, being a Private Offering Holder and a beneficial owner or holder of Bonds, becomes aware that the aggregate number of Private
     Offering Holders who are beneficial owners or holders of Bonds or other securities of the Issuer (other than certain short-term securities) is more than 75, shall forthwith, unless he has already received a Transfer Notice in accordance with the foregoing, give a request in writing to the Directors for the issue of a Transfer Notice in accordance with the foregoing. Every such request shall be accompanied by the certificate or certificates for the Bonds to which it relates. For the avoidance of doubt, the receipt of such request will not oblige the Directors to issue a Transfer Notice. The issue of a Transfer Notice shall be in the sole discretion of the Directors. A person shall have no liability for its failure to make a request in accordance with this Condition 13.7 other than the obligation by such person to comply with a Transfer Notice in accordance with Condition 13.5.

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

13.10 In this Condition:-

      (A) "United States Person" or "U.S. Person" means a person resident in the United States, a corporation, partnership or other entity created or organised in or under the laws of the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source or any other person, entity, trust or estate included within the definition of "U.S. Person" in Rule 902(k) under the United States Securities Act of 1933, as amended;

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

      (D)   "short-term paper" has the meaning ascribed to it in Section 3(c)(1)
            (A) of the Investment Company Act; and

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

         (i) it is paid out of the aggregate of the net profits (less losses) attributable to the members of the Issuer for all financial periods after 31 December, 2002 as shown in the audited consolidated accounts of the Issuer and its subsidiaries; or

        (ii) to the extent that (i) above does not apply, the rate of that dividend or distribution, together with all other dividends and distributions on the class of capital in question charged or provided for in the accounts of the Issuer for the financial period in question, does not exceed the aggregate rate of dividend and distribution on such class of capital charged or provided for in the accounts for the last preceding financial period, and in computing such rates such adjustments shall be made as are, in the opinion of the Auditors, appropriate in the circumstances to make a fair comparison;

         "Closing Price" for any day shall mean the mean of the quotations of an Ordinary Share on that day as derived from the Daily Official List of the Stock Exchange for that day;

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

         "Ordinary Shares" (i) shall mean fully paid ordinary shares of GBP1 each (or of such other nominal value in which such ordinary shares are for the time being denominated following any consolidation or sub-division which gives rise to an adjustment to the Conversion Price in accordance with sub-paragraph (l)(a) above) in the issued ordinary share capital of the Issuer and (ii) shall include for the purposes of Ordinary Shares comprised in any issue, distribution or grant pursuant to Conditions 5.3(A)(ii), 5.3(A)(iii), 5.3(A)(v), 5.3(A)(vi) or 5.3(A)
         (vii) any such ordinary shares which, when fully paid, will be Ordinary Shares;

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

         "Senior Liabilities" means the Liabilities of the Issuer arising under or in connection with the facility agreement dated 16th March 2001 between the Issuer, Barings (Guernsey) Limited (as trustee of the Platinum Trust), the Financial Institutions listed in Schedule 1 thereto and The Royal Bank of Scotland plc to the Finance Parties (as defined under the aforementioned agreement) as the same may be amended, restated, novated, replaced or substituted from time to time including, for the avoidance of doubt but without limitation, any amendment, restatement, novation, replacement or substitution to increase the principal amount outstanding provided that the principal amount outstanding under such agreement does not exceed EUR285 million (but excluding, for the purpose of this proviso, any interest, fees or any other amount arising or due thereunder);

         "Stock Exchange" has the meaning given in the Trust Deed;

         "Subsidiary" means each subsidiary for the time being of the Issuer and the term "Subsidiaries" shall be construed accordingly; and

         "subsidiary" has the meaning ascribed to it under Section 736 of the Companies Act 1985.



             REGISTRAR, TRANSFER AGENT, CONVERSION AND PAYING AGENT

                               JPMorgan Chase Bank
                          Institutional Trust Services
                            1 Chaseside, Ground Floor
                               Bournemouth BH7 7DA

                               THE THIRD SCHEDULE
                 Register and Transfer of Registered Securities

1. The Issuer shall at all times ensure that the Registrar maintains in London, or at such other place in the United Kingdom as the Trustee may agree, a register showing the amount of the Registered Securities from time to time outstanding and the dates of issue and all subsequent transfers and changes of ownership thereof and the names and addresses of the holders of the Registered Securities. The Issuer, Trustee, any person authorised by either of them and any holder of the Registered Securities or any of them may, at the expense of such person (except in the case of the Trustee, provided such expense is properly incurred), at all reasonable times during office hours inspect the register and take copies of or extracts from it save that, in the case of inspection by a holder of Registered Securities, such holder shall only be entitled to take extracts in relation to its relevant holding. The register may be closed by the Issuer for such periods and at such times (not exceeding in total 30 days in any one year) as it may think fit.

2. Each Registered Security shall have an identifying serial number which shall be entered on the register.

3. The Registered Securities are transferable in amounts and integral multiples of GBP100,000 by execution of the form of transfer endorsed thereon under the hand of the transferor or, where the transferor is a corporation, under its common seal or under the hand of two of its officers duly authorised in writing. In this Schedule, "transferor" shall, where the context permits or requires, include joint transferors and be construed accordingly.

4. The Registered Securities to be transferred must be delivered for registration to the specified office of the Registrar or any Transfer Agent together with the transfer certificate in the form set out in the Fifth
     Schedule in respect thereof duly executed by the transferor and the transferee and, where the transferee is an institutional accredited investor as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the United States Securities Act of 1933, a transfer certificate in the form set out in the Sixth Schedule duly executed by such transferee and, in each case, duly stamped where applicable and accompanied by such other evidence (including legal opinions) as the Registrar may reasonably require to prove the title of the transferor or his right to transfer the Registered Security and his identity and, that such form of transfer has been duly stamped and, if such form of transfer is executed by some other person on his behalf or in the case of the execution of a form of transfer on behalf of a corporation by its officers, the authority of that person or those persons to do so. The Registrar may seek similar evidence as to title and authority (where necessary) in respect of a Conversion Notice. The signature of the person effecting a transfer of a Registered Security or signing a Conversion Notice shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

5. The executors or administrators of a deceased holder of Registered Securities (not being one of several joint holders) and in the case of the death of one or more of several joint holders the survivor or survivors of such joint holders shall be the only person or persons recognised by the Issuer as having any title to such Registered Securities.

6. Any person becoming entitled to Registered Securities in consequence of the death or bankruptcy of the holder of such Registered Securities may, upon producing such evidence that he holds the position in respect of which he proposes to act under this paragraph or of his title as the Registrar shall require (including legal opinions), be registered himself as the holder of such Registered Securities or, subject to the preceding paragraphs as to transfer, may transfer such Registered Securities. The Issuer and the Registrar shall be at liberty to retain any amount payable upon the Registered Securities to which any person is so entitled until such person shall be registered as aforesaid or shall duly transfer the Registered Securities.

7. Unless otherwise requested by him and agreed by the Issuer, the holder of Registered Securities of any series shall be entitled to receive only one Registered Security in respect of his entire holding of such series.

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

10. The Issuer and the Registrar shall, save in the case of the issue of replacement Registered Securities, make no charge to the Holders for the registration of any holding of Registered Securities or any transfer thereof or for the issue thereof or for the delivery thereof at the specified office of the Registrar or of any Transfer Agent or by uninsured post to the address specified by the Holder. If any Holder entitled to receive a Registered Security wishes to have the same delivered to him otherwise than at the specified office of the Registrar or of any Transfer Agent, such delivery shall be made, upon his written request to the Registrar or such Transfer Agent, at his risk and (except where sent by uninsured post to the address specified by the Holder) at his expense.

11. The Registrar shall within seven London business days of a request to effect a transfer of a Registered Security deliver at its specified office to the transferee or despatch by uninsured mail (at the risk of the transferee) to such address as the transferee may request, a new Registered Security in respect of the Registered Security transferred. In the case of a transfer of part only of the Registered Securities represented by a Registered Security, a new Registered Security in respect of the balance of the Registered Security transferred will be so delivered to the transferor.

12. The holder of a Registered Security may (to the fullest extent permitted by applicable laws) be treated at all times, by all persons and for all purposes as the absolute owner of such Registered Security notwithstanding any notice any person may have of the right, title, interest or claim of any other person thereto. The Issuer and the Trustee shall not be bound to see to the execution of any trust to which any Registered Security may be subject and no notice of any trust shall be entered on the register. The holder of a Registered Security will be recognised by the Issuer as entitled to his Registered Security free from any equity, set-off or counterclaim on the part of the Issuer against the original or any intermediate holder of such Registered Security.

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

        (iii)Any proxy appointed pursuant to sub-paragraph (i) above or representative appointed pursuant to sub-paragraph (ii) above shall so long as such appointment remains in force be deemed, for all purposes in connection with the relevant meeting or adjourned meeting of the Holders, to be the holder of the Registered Securities to which such appointment relates and the holder of the Registered Securities shall be deemed for such purposes not to be the holder.

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

                               THE FIFTH SCHEDULE
                              Transfer Certificate

                                    REGISTRAR
                          Institutional Trust Services
                            1 Chaseside, Ground Floor
                                   Bournemouth
                                     BH7 7DA


We, the undersigned are (a) the registered owner (the "Transferor") of GBP face  amount  of 4.5 per  cent.  Subordinated  Convertible  Bonds  due 2013 (the
"Bonds")  represented  by  certificate  number [           ] issued by  Schroder
Ventures International Investment Trust plc (the "Issuer") and constituted by a Trust Deed, dated 20 May, 2003, between the Issuer and The Law Debenture Trust
Corporation p.l.c. (the "Trust Deed") and (b) the proposed transferee (the "Transferee") of such Bonds.

Under this Transfer Certificate, the Bonds are transferable in amounts and integral multiples of GBP100,000.

FOR VALUE RECEIVED, the undersigned Transferor hereby sell(s), assign(s) and transfer(s) unto









[PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL OR ZIP CODE OF PROPOSED TRANSFEREE (NOT MORE THAN FOUR NAMES MAY APPEAR AS JOINT HOLDERS)]

the  accompanying   Bonds  and  all  rights   thereunder,   hereby   irrevocably
constituting  and  appointing [      ] with the necessary  authority to transfer
such Bonds on the books of the Issuer with full power of substitution in the premises.


SIGNED FOR AND ON BEHALF OF THE TRANSFEROR               ....................

ADDRESS OF THE TRANSFEROR                                ....................

                                                         ....................


NAME AND CAPACITY OF PERSON(S) MAKING TRANSFER IF
TRANSFER IS NOT MADE BY REGISTERED HOLDER                ....................

SIGNED FOR AND ON BEHALF OF THE TRANSFEREE
                                                         ....................

ADDRESS OF THE TRANSFEREE                                ....................

                                                         ....................

I.       TRANSFEROR REPRESENTATIONS

A.       United States Securities Act

In connection with this transfer of the Bonds, the undersigned Transferor confirms that (please check box 1, 2 or 3 below):

1. _  Check if Transferee will take delivery of Bond pursuant to Rule 144A.

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

2. _  Check if Transferee will take delivery of Bond pursuant to Regulation S.

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

3. _ Check if Transferee will take delivery of Bond pursuant to any provision of the Securities Act other than Rule 144A or Regulation S.

     The transfer is being effected in compliance with the transfer restrictions applicable to the Bonds and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (please check box (a), (b) or (c) below):

         (a)  _   such transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Trust Deed, the transferred Bond will not bear a legend nor be subject to the restrictions on transfer enumerated in the Trust Deed;

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

21.2     II      TRANSFEREE REPRESENTATIONS

A.       United States Securities Act

The undersigned Transferee represents and warrants that (Please check box (1), (2) or (3) below):

1. _  Check if Transferee will take delivery of Bond pursuant to Rule 144A.

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

2. _  Check if Transferee will take delivery of Bond pursuant to Regulation S.

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

3. _ Check if Transferee will take delivery of Bond pursuant to any provision of the Securities Act other than Rule 144A or Regulation S.

     The transfer is being effected in compliance with the transfer restrictions applicable to the Bonds and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferee hereby further certifies that (please check box (a), (b) or (c) below):

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

B.       Investment Company Act

The undersigned Transferee represents and warrants that (please check box (a) or (b) below):

         (a) It is, and the Bonds to be held by it will be deemed beneficially owned by, a single person for purposes of Section 3(c)(1) of the Investment Company Act of 1940(The "1940 Act")

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

[INSERT NAME OF TRANSFEROR]

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

[INSERT NAME OF TRANSFEREE]

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

                               THE SIXTH SCHEDULE
                            Form of Certificate from
                   Acquiring Institutional Accredited Investor

Schroder Ventures International Investment Trust plc
31 Gresham Street
London
EC2V 7QA
England

Attn:  Company Secretary

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX

Attn:

         Re: 4.5 per cent. Subordinated Convertible Bonds due 2013 of Schroder Ventures International Investment Trust plc

In connection with our proposed purchase of GBP____________ face amount of 4.5 per cent Subordinated Convertible Bonds due 2013 (the "Bonds") represented by certificate number __________ issued by Schroder Ventures International Investment Trust plc (the "Issuer") and constituted by a Trust Deed dated 20 May, 2003 between the Issuer and The Law Debenture Trust Corporation p.l.c. (the "Trust Deed") we confirm that:

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

                                          [Insert Name of Accredited Investor]

                                          By:

                                          Name:

                                          Title:




                                          Dated:

EXECUTED AS A DEED BY SCHRODER VENTURES INTERNATIONAL   )
INVESTMENT TRUST PLC                                    )
acting by a director and its secretary/ two directors:  )
                                                        )
                                                        )
                                                        )



THE COMMON SEAL of THE LAW DEBENTURE TRUST              )
CORPORATION p.l.c. was affixed to this deed in the      )
presence of:                                            )
                                                        )
                                             Director:
                                 Authorised Signatory:

                              DATED        ,2003



              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc

                                       and

                   THE LAW DEBENTURE TRUST CORPORATION p.l.c.





            ________________________________________________________

                                   TRUST DEED

                                  constituting
                                  GBP40,000,000
              4.5 per cent. Subordinated Convertible Bonds due 2013

                        (with authority to issue further
                                 bonds or notes)

            ________________________________________________________



                                 For the Issuer:

                                Slaughter and May
                                 One Bunhill Row
                                 London EC1Y 8YY



                                For the Trustee:

                                  Allen & Overy
                                 One New Change
                                 London EC4M 9QQ

                                    Contents

                                                                  Page

1.       Definitions                                                1

2.       Covenant to Repay and to Pay Interest on Original Bonds    8

3.       Form and Issue of Original Bonds                           12

4.       Covenants in relation to Conversion Right                  12

5.       Fees, Duties and Taxes                                     17

6.       Covenant of Compliance                                     17

7.       Cancellation of Securities and Records                     17

8.       Enforcement                                                19

9.       Action, Proceedings and Indemnification                    20

10.      Application of Moneys                                      20

11.      Notice of Payments                                         21

12.      Investment by Trustee                                      21

13.      Partial Payments                                           21

14.      Covenants by the Issuer                                    22

15.      Remuneration and Indemnification of Trustee                25

16.      Provisions Supplemental to Trustee Act 1925 and the
         Trustee Act 2000                                           27

17.      Trustee's Liability                                        32

18.      Trustee Contracting with the Issuer                        32

19.      Waiver, Authorisation and Determination                    33

20.      Holder of Definitive Bearer Security Assumed to be
         Couponholder                                               34

21.      Substitution                                               35

22.      Currency Indemnity                                         36

23.      New Trustee, Separate and Co-Trustees                      37

24.      Trustee's Retirement and Removal                           38

25.      Trustee's Powers to be Additional                          38

26.      Notices                                                    38

27.      Contracts (Rights of Third Parties) Act 1999               39

28.      Governing Law                                              39

29.      Counterparts                                               39

THE FIRST SCHEDULE Form of Original Bond Certificate                40

THE SECOND SCHEDULE The Conditions of the Original Bonds            43

1.       Form, Denomination and Title                               43

2.       Status and Subordination                                   43

3.       Interest                                                   44

4.       Redemption and purchase                                    44

5.       Conversion                                                 46

6.       Stock Exchange listing                                     55

7.       Payments                                                   55

8.       Events of Default and Enforcement                          56

9.       Purchase of own shares                                     57

10.      Taxation                                                   57

11.      Prescription                                               57

12.      Registration                                               57

13.      Transfer of Bonds                                          58

14.      Meetings of Holders, Modification, Waiver and Substitution 62

15.      Replacement of Bonds                                       64

16.      Contracts (Rights of Third Parties) Act 1999               64

17.      Indemnification of the Trustee                             64

18.      Notices                                                    64

19.      Further issues                                             64

20.      Governing Law                                              65

21.      Definitions                                                65

THE THIRD SCHEDULE Register and Transfer of Registered Securities   68

THE FOURTH SCHEDULE Provisions for Meetings of Holders              71

THE FIFTH SCHEDULE Transfer Certificate                             81

THE SIXTH SCHEDULE Form of Certificate from  Acquiring Institutional
Accredited Investor                                                 88

-----------
EXHIBIT 2.3
-----------


THIS FIRST SUPPLEMENTAL TRUST DEED is made on  17 July, 2003 BETWEEN:

(1)  SCHRODER   VENTURES   INTERNATIONAL   INVESTMENT   TRUST   plc,  a  company
     incorporated under the laws of England and Wales, whose registered office is at 31 Gresham Street, London EC2V 7QA (the "Issuer"); and

(2) THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated under the laws of England and Wales, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "Trustee", which expression shall, wherever the context so admits, include such company and all other persons or companies for the time being the trustee or trustees of these presents) as trustee for the Holders and, where applicable, Couponholders (each as defined in the Principal Trust Deed as defined below).

WHEREAS:

(1) This First Supplemental Trust Deed is supplemental to the Trust Deed dated 20th May, 2003 (hereinafter called the "Principal Trust Deed") made between the Issuer and the Trustee and constituting the GBP40,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 of the Issuer (hereinafter and in the Principal Trust Deed called the "Original Bonds").

(2) By virtue of Clause 2.5 of the Principal Trust Deed, the Issuer is at liberty (subject as therein provided) without the consent of the Original Bondholders to create, constitute by a trust deed supplemental to the Principal Trust Deed and issue further bonds ranking pari passu in all respects and so that the same shall be consolidated and form a single series with the Original Bonds.

(3) By a resolution of a duly appointed Committee of the Board of Directors of the Issuer dated 12th May, 2003 and a resolution of the Board of Directors of the Issuer dated 6th March, 2003 the Issuer has resolved to issue GBP3,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 (the "New Bonds") to be, and the Trustee has consented to the New Bonds being, constituted in the manner hereinafter appearing and consolidated and form a single series with the Original Bonds.

NOW THIS FIRST SUPPLEMENTAL TRUST DEED WITNESSES AND IT IS HEREBY AGREED AND DECLARED as follows:

1.   DEFINITIONS

1.1 Subject as hereinafter provided and unless there is something in the subject matter or context inconsistent therewith all words and expressions defined in the Principal Trust Deed shall have the same meanings in this First Supplemental Trust Deed.

1.2 In this First Supplemental Trust Deed unless there is anything in the subject or context inconsistent therewith the following expressions shall have the following meanings:

     "New Bondholders" means the several persons who are for the time being Holders of the New Bonds; and

     "New Bonds" means the bonds in registered form comprising the said GBP3,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 of the Issuer hereby constituted or the principal amount thereof for the time being outstanding.

2.   COVENANT TO REPAY AND TO PAY INTEREST ON NEW BONDS

2.1 The aggregate principal amount of the New Bonds is limited to GBP3,000,000. The New Bonds as and when issued shall be Further Securities and shall rank pari passu with and be consolidated and form a single series with the Original Bonds.

2.2 The Issuer covenants with the Trustee that it will, in accordance with these presents, on the due date for the final maturity of the New Bonds provided for in the Conditions, or on such earlier date as the same or any part thereof may become due and repayable thereunder, pay or procure to be paid unconditionally to or to the order of the Trustee in sterling in London in immediately available funds the principal amount of the New Bonds repayable on that date and shall in accordance with these presents in the meantime and until such date (both before and after any judgment or other order of a court of competent jurisdiction) pay or procure to be paid unconditionally to or to the order of the Trustee as aforesaid interest (which shall accrue from day to day) on the principal amount of the New Bonds at the rate and on the dates specified in the Conditions.

     PROVIDED THAT:

     (a) every payment of principal or interest in respect of the New Bonds made to an account specified by the New Bondholder in accordance with the Conditions or by a sterling cheque for the relevant amount sent to the New Bondholder in accordance with the Conditions (provided that such cheque is honoured on first presentation) shall be deemed to be a satisfaction of the covenant contained in this Clause;

     (b) in any case where payment of principal is not made to the New Bondholders on or before the due date, interest shall continue to accrue on the principal amount of each New Bond (both before and after any judgment or other order of a court of competent jurisdiction) at the rate aforesaid up to and including the date which the Trustee determines to be the date on and after which payment is to be made to the New Bondholders in respect thereof as stated in a notice given to the New Bondholders in accordance with Condition 18 (such date to be not later than 30 days after the day on which the whole of such principal amount together with an amount equal to the interest which has accrued and is to accrue pursuant to this proviso up to and including that date has been received by the Trustee, the Registrar or the New Bondholders); and

     (c) in any case where payment of the whole or any part of the principal amount of any New Bond is improperly withheld or refused upon due presentation thereof (other than in circumstances contemplated by proviso (b) above) interest shall accrue on that principal amount payment of which has been so withheld or refused (both before and after any judgment or other order of a court of competent jurisdiction) at the rate aforesaid from and including the date of such withholding or refusal up to and including the date on which payment of the full amount (including interest as aforesaid) in sterling payable in respect of such New Bond is made.

The Trustee will hold the benefit of this covenant on trust for the New Bondholders and itself in accordance with these presents.

2.3  (i)   In the event of the winding up of the Issuer, all amounts in respect of the New Bonds paid to the Trustee by the liquidator of the Issuer in a winding up of the Issuer (including for the avoidance of doubt pursuant to Clause 8 of the Principal Trust Deed) shall be held by the Trustee upon trust:

           (a) first for payment or satisfaction of all amounts then due and unpaid under Clause 15 and/or 16(x) of the Principal Trust Deed to the Trustee or any Appointee;

           (b) secondly for payment of claims of all Senior Liabilities of the Issuer in the winding up of the Issuer to the extent that such claims are admitted to proof in the winding up (not having been satisfied out of the other resources of the Issuer) excluding interest accruing after commencement of the winding up; and

           (c) thirdly as to the balance (if any) for payment pari passu and rateably of the amounts owing on or in respect of the New Bonds.

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

3.   FORM AND ISSUE OF NEW BONDS

3.1 The New Bonds shall be in definitive registered form, and shall comply with the provisions of Condition 1 and the Third Schedule to the Principal Trust Deed.

3.2 The provisions of the Conditions and the Third Schedule to the Principal Trust Deed shall have effect in relation to the transfer of the New Bonds.

3.3 The certificates in respect of the New Bonds shall be substantially in the form set out in the Schedule to this First Supplemental Trust Deed and shall be signed manually or in facsimile by two of the Directors or one Director and the Secretary of the Issuer on behalf of the Issuer.

3.4 The Issuer may use the facsimile signature of any person who at the date such signature is affixed is a Director or the Secretary of the Issuer notwithstanding that, at the time of issue of any of the certificates in respect of the New Bonds, he may have ceased for any reason to be the holder of such office and certificates so issued shall be evidence of valid and binding obligations of the Issuer.

4.   PROVISION OF THE PRINCIPAL TRUST DEED

4.1 The New Bonds shall be subject to the Conditions set forth in the Second Schedule to Principal Trust Deed as if the references to the Trust Deed therein had included references to this First Supplemental Trust Deed.

4.2 Clause 4 of the Principal Trust Deed shall apply to the New Bonds and the New Bondholders as if references therein to the Original Bonds and the Original Bondholders were references to the New Bonds and the New Bondholders respectively.

5.   PRINCIPAL TRUST DEED CONSTRUCTION

The Principal Trust Deed shall henceforth be read and construed as one document with this First Supplemental Trust Deed.

6.   GENERAL

     A memorandum of this First Supplemental Trust Deed shall be endorsed by the Trustee or the Principal Trust Deed and by the Issuer on the duplicate thereof.

7.   CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

     The parties to this First Supplemental Trust Deed do not intend that any term of this First Supplemental Trust Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this First Supplemental Trust Deed but this does not affect any right or remedy of any third party which exists or is available apart from that Act.

8.   GOVERNING LAW

     This First Supplemental Trust Deed are governed by, and shall be construed in accordance with English law.

                                  THE SCHEDULE
                          Form of New Bond Certificate

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

              4.5 PER CENT. SUBORDINATED CONVERTIBLE BONDS DUE 2013



     Power is reserved to the Company by the Trust Deed referred to below and subject as therein provided to create and issue further securities either ranking pari passu in all respects and forming a single series with the above-mentioned Bonds or carrying such rights as to ranking, interest, premium, redemption conversion and otherwise as the Company may think fit.

         THIS IS TO CERTIFY that



is/are the registered holder(s) of                         pounds of the
above-mentioned 4.5 per cent. Subordinated Convertible Bonds due 2013 which are constituted by Trust Deeds of which the principal is dated 20 May, 2003 (the "Principal Trust Deed") and made between the Company of the first part and The Law Debenture Trust Corporation p.l.c. (the "Trustee") as trustee of the second part and such Bonds are issued with the benefit of and subject to the provisions contained in the said Trust Deeds and the Conditions set out in the Second Schedule to the Principal Trust Deed. The Bonds represented by this Certificate rank pari passu in all respects with and are consolidated and form a single series with the GBP40,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 of the Company constituted by the Principal Trust Deed.

This Certificate is evidence of entitlement only. Title to the Bonds passes only on due registration on the Register and only the duly registered holder is entitled to payments in respect of this Bond.

Signed by


......................                            .....................
for and on behalf of                             for and on behalf of
Schroder Ventures International                  Schroder Ventures International
Investment Trust plc                             Investment Trust plc

--------------------------------------------------------------------------------

NOTE:- This certificate must be surrendered to the Company's Registrars for the time being before any conversion or transfer of the whole or any part of the Bonds comprised herein can be effected or registered or a new certificate issued in exchange. The Bonds are transferable in amounts and integral multiples of GBP100,000.

Registrar, Transfer Agent, Conversion Agent and Paying Agent:

                               JPMorgan Chase Bank
                          Institutional Trust Services
                            1 Chaseside, Ground Floor
                                   Bournemouth
                                     BH7 7DA

THIS SUBORDINATED CONVERTIBLE BOND DUE 2013, ANY INTEREST HEREIN AND ANY ORDINARY SHARES OF SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC (THE "ISSUER") ISSUABLE ON CONVERSION HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES
ACT) THAT, PRIOR TO SUCH TRANSFER, FURNISHES TO THE REGISTRAR A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO SUCH TRANSFER (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE REGISTRAR), (3) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 UNDER REGULATION S UNDER THE SECURITIES ACT, OR (4) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF ANY OTHER JURISDICTION.

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

    IN WITNESS whereof this First Supplemental Trust Deed has been executed as a deed by the Issuer and the Trustee and delivered on the date first state on page 1.



EXECUTED AS A DEED by SCHRODER VENTURES      )
INTERNATIONAL INVESTMENT TRUST PLC acting    )
by a director and its secretary/two          )
directors:                                   )
                                             )
THE COMMON SEAL of THE LAW DEBENTURE TRUST   )
CORPORATION p.l.c. was affixed to this       )
deed in the presence of:                     )
                                             )
                                  Director:
                      Authorised Signatory:

                               DATED 17 July, 2003





              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc



                                       and



                   THE LAW DEBENTURE TRUST CORPORATION p.l.c.





                _________________________________________________

                          FIRST SUPPLEMENTAL TRUST DEED

                                  constituting
                                  GBP3,000,000
              4.5 per cent. Subordinated Convertible Bonds due 2013

              _____________________________________________________





                                 For the Issuer:

                                Slaughter and May
                                 One Bunhill Row
                                 London EC1Y 8YY



                                For the Trustee:

                                  Allen & Overy
                                 One New Change
                                 London EC4M 9QQ

-----------
EXHIBIT 2.4
-----------


THIS SECOND SUPPLEMENTAL TRUST DEED is made on 21 July, 2003 BETWEEN:

(1)  SCHRODER   VENTURES   INTERNATIONAL   INVESTMENT   TRUST   plc,  a  company
     incorporated under the laws of England and Wales, whose registered office is at 31 Gresham Street, London EC2V 7QA (the "Issuer"); and

(2) THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated under the laws of England and Wales, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "Trustee", which expression shall, wherever the context so admits, include such company and all other persons or companies for the time being the trustee or trustees of these presents) as trustee for the Holders and, where applicable, Couponholders (each as defined in the Principal Trust Deed as defined below).

WHEREAS:

(1) This Second Supplemental Trust Deed is supplemental to the Trust Deed dated 20th May, 2003 (hereinafter called the "Principal Trust Deed") made between the Issuer and the Trustee and constituting the GBP40,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 of the Issuer (hereinafter and in the Principal Trust Deed called the "Original Bonds"), and the First Supplemental Trust Deed dated 17th July, 2003 made between the same parties and constituting a further GBP3,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 of the Issuer (hereinafter the "First
     Supplemental Trust Deed" and, together with the Principal Trust Deed, the "Trust Deed"), such further bonds being consolidated and forming a single series with the Original Bonds (the "Further Bonds").

(2) By virtue of Clause 2.5 of the Principal Trust Deed, the Issuer is at liberty (subject as therein provided) without the consent of the Original Bondholders to create, constitute by a trust deed supplemental to the Principal Trust Deed and issue further bonds ranking pari passu in all respects and so that the same shall be consolidated and form a single series with the Original Bonds and the Further Bonds.

(3) By a resolution of a duly appointed Committee of the Board of Directors of the Issuer dated 12th May, 2003 and a resolution of the Board of Directors of the Issuer dated 6th March, 2003 the Issuer has resolved to issue GBP3,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 (the "New Bonds") to be, and the Trustee has consented to the New Bonds being, constituted in the manner hereinafter appearing and consolidated and form a single series with the Original Bonds and the Further Bonds.

NOW THIS SECOND SUPPLEMENTAL TRUST DEED WITNESSES AND IT IS HEREBY AGREED AND DECLARED as follows:

1.   DEFINITIONS

1.1 Subject as hereinafter provided and unless there is something in the subject matter or context inconsistent therewith all words and expressions defined in the Principal Trust Deed shall have the same meanings in this Second Supplemental Trust Deed.

1.2 In this Second Supplemental Trust Deed unless there is anything in the subject or context inconsistent therewith the following expressions shall have the following meanings:

     "New Bondholders" means the several persons who are for the time being Holders of the New Bonds; and

     "New Bonds" means the bonds in registered form comprising the said GBP3,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 of the Issuer hereby constituted or the principal amount thereof for the time being outstanding.

2.   COVENANT TO REPAY AND TO PAY INTEREST ON NEW BONDS

2.1 The aggregate principal amount of the New Bonds is limited to GBP3,000,000. The New Bonds as and when issued shall be Further Securities and shall rank pari passu with and be consolidated and form a single series with the Original Bonds and the Further Bonds.

2.2 The Issuer covenants with the Trustee that it will, in accordance with these presents, on the due date for the final maturity of the New Bonds provided for in the Conditions, or on such earlier date as the same or any part thereof may become due and repayable thereunder, pay or procure to be paid unconditionally to or to the order of the Trustee in sterling in London in immediately available funds the principal amount of the New Bonds repayable on that date and shall in accordance with these presents in the meantime and until such date (both before and after any judgment or other order of a court of competent jurisdiction) pay or procure to be paid unconditionally to or to the order of the Trustee as aforesaid interest (which shall accrue from day to day) on the principal amount of the New Bonds at the rate and on the dates specified in the Conditions.

     PROVIDED THAT:

     (a) every payment of principal or interest in respect of the New Bonds made to an account specified by the New Bondholder in accordance with the Conditions or by a sterling cheque for the relevant amount sent to the New Bondholder in accordance with the Conditions (provided that such cheque is honoured on first presentation) shall be deemed to be a satisfaction of the covenant contained in this Clause;

     (b) in any case where payment of principal is not made to the New Bondholders on or before the due date, interest shall continue to accrue on the principal amount of each New Bond (both before and after any judgment or other order of a court of competent jurisdiction) at the rate aforesaid up to and including the date which the Trustee determines to be the date on and after which payment is to be made to the New Bondholders in respect thereof as stated in a notice given to the New Bondholders in accordance with Condition 18 (such date to be not later than 30 days after the day on which the whole of such principal amount together with an amount equal to the interest which has accrued and is to accrue pursuant to this proviso up to and including that date has been received by the Trustee, the Registrar or the New Bondholders); and

     (c) in any case where payment of the whole or any part of the principal amount of any New Bond is improperly withheld or refused upon due presentation thereof (other than in circumstances contemplated by proviso (b) above) interest shall accrue on that principal amount payment of which has been so withheld or refused (both before and after any judgment or other order of a court of competent jurisdiction) at the rate aforesaid from and including the date of such withholding or refusal up to and including the date on which payment of the full amount (including interest as aforesaid) in sterling payable in respect of such New Bond is made.

          The Trustee will hold the benefit of this covenant on trust for the New Bondholders and itself in accordance with these presents.



2.3      (i)  In the event of the winding up of the Issuer, all amounts in respect of the New Bonds paid to the Trustee by the liquidator of the Issuer in a winding up of the Issuer (including for the avoidance of doubt pursuant to Clause 8 of the Principal Trust
              Deed) shall be held by the Trustee upon trust:

              (a) first for payment or satisfaction of all amounts then due and unpaid under Clause 15 and/or 16(x) of the Principal Trust Deed to the Trustee or any Appointee;

              (b) secondly for payment of claims of all Senior Liabilities of the Issuer in the winding up of the Issuer to the extent that such claims are admitted to proof in the winding up (not having been satisfied out of the other resources of the Issuer) excluding interest accruing after commencement of the winding up; and

              (c) thirdly as to the balance (if any) for payment pari passu and rateably of the amounts owing on or in respect of the New
                  Bonds.

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

3.   FORM AND ISSUE OF NEW BONDS

3.1 The New Bonds shall be in definitive registered form, and shall comply with the provisions of Condition 1 and the Third Schedule to the Principal Trust Deed.

3.2 The provisions of the Conditions and the Third Schedule to the Principal Trust Deed shall have effect in relation to the transfer of the New Bonds.

3.3 The certificates in respect of the New Bonds shall be substantially in the form set out in the Schedule to this Second Supplemental Trust Deed and shall be signed manually or in facsimile by two of the Directors or one Director and the Secretary of the Issuer on behalf of the Issuer.

3.4 The Issuer may use the facsimile signature of any person who at the date such signature is affixed is a Director or the Secretary of the Issuer notwithstanding that, at the time of issue of any of the certificates in respect of the New Bonds, he may have ceased for any reason to be the holder of such office and certificates so issued shall be evidence of valid and binding obligations of the Issuer.

4.   PROVISION OF THE PRINCIPAL TRUST DEED

4.1 The New Bonds shall be subject to the Conditions set forth in the Second Schedule to Principal Trust Deed as if the references to the Trust Deed therein had included references to this Second Supplemental Trust Deed.

4.2 Clause 4 of the Principal Trust Deed shall apply to the New Bonds and the New Bondholders as if references therein to the Original Bonds and the Original Bondholders were references to the New Bonds and the New Bondholders respectively.

5.   TRUST DEED CONSTRUCTION

     The Trust Deed shall henceforth be read and construed as one document with this Second Supplemental Trust Deed.

6.   GENERAL

     A memorandum of this Second Supplemental Trust Deed shall be endorsed by the Trustee or the Principal Trust Deed and by the Issuer on the duplicate thereof.

7.   CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

     The parties to this Second Supplemental Trust Deed do not intend that any term of this Second Supplemental Trust Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Second Supplemental Trust Deed but this does not affect any right or remedy of any third party which exists or is available apart from that Act.

8.   GOVERNING LAW

     This Second Supplemental Trust Deed is governed by, and shall be construed in accordance with English law.

                                  THE SCHEDULE
                          Form of New Bond Certificate

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

              4.5 PER CENT. SUBORDINATED CONVERTIBLE BONDS DUE 2013



     Power is reserved to the Company by the Trust Deed referred to below and subject as therein provided to create and issue further securities either ranking pari passu in all respects and forming a single series with the above-mentioned Bonds or carrying such rights as to ranking, interest, premium, redemption conversion and otherwise as the Company may think fit.

      THIS IS TO CERTIFY that







is/are the registered holder(s) of                         pounds of the
above-mentioned 4.5 per cent. Subordinated Convertible Bonds due 2013 which are constituted by Trust Deeds of which the principal is dated 20th May, 2003 (the "Principal Trust Deed") and made between the Company of the first part and The Law Debenture Trust Corporation p.l.c. (the "Trustee") as trustee of the second part and such Bonds are issued with the benefit of and subject to the provisions contained in the said Trust Deeds and the Conditions set out in the Second Schedule to the Principal Trust Deed. The Bonds represented by this Certificate rank pari passu in all respects with and are consolidated and form a single series with the GBP40,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 of the Company constituted by the Principal Trust Deed and the GBP3,000,000
4.5 per cent. Subordinated Convertible Bonds due 2013 constituted by the First Supplemental Trust Deed dated 17th July, 2003.

This Certificate is evidence of entitlement only. Title to the Bonds passes only on due registration on the Register and only the duly registered holder is entitled to payments in respect of this Bond.

Signed by


......................                            .....................
for and on behalf of                             for and on behalf of
Schroder Ventures International                  Schroder Ventures International
Investment Trust plc                             Investment Trust plc

--------------------------------------------------------------------------------

NOTE:- This certificate must be surrendered to the Company's Registrars for the time being before any conversion or transfer of the whole or any part of the Bonds comprised herein can be effected or registered or a new certificate issued in exchange. The Bonds are transferable in amounts and integral multiples of GBP100,000.

Registrar, Transfer Agent, Conversion Agent and Paying Agent:

                               JPMorgan Chase Bank
                          Institutional Trust Services
                            1 Chaseside, Ground Floor
                                   Bournemouth
                                     BH7 7DA

THIS SUBORDINATED CONVERTIBLE BOND DUE 2013, ANY INTEREST HEREIN AND ANY ORDINARY SHARES OF SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC (THE "ISSUER") ISSUABLE ON CONVERSION HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES
ACT) THAT, PRIOR TO SUCH TRANSFER, FURNISHES TO THE REGISTRAR A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO SUCH TRANSFER (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE REGISTRAR), (3) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 UNDER REGULATION S UNDER THE SECURITIES ACT, OR (4) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF ANY OTHER JURISDICTION.

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

     IN WITNESS whereof this Second Supplemental Trust Deed has been executed as a deed by the Issuer and the Trustee and delivered on the date first state on page 1.


EXECUTED AS A DEED by SCHRODER VENTURES      )
INTERNATIONAL INVESTMENT TRUST PLC acting    )
by a director and its secretary/two          )
directors:                                   )
                                             )
THE COMMON SEAL of THE LAW DEBENTURE TRUST   )
CORPORATION p.l.c. was affixed to this       )
deed in the presence of:                     )
                                             )
                                  Director:
                      Authorised Signatory:

                               DATED 21 July, 2003





              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc



                                       and



                   THE LAW DEBENTURE TRUST CORPORATION p.l.c.





                _________________________________________________

                         SECOND SUPPLEMENTAL TRUST DEED

                                  constituting
                                  GBP3,000,000
              4.5 per cent. Subordinated Convertible Bonds due 2013

              _____________________________________________________





                                 For the Issuer:

                                Slaughter and May
                                 One Bunhill Row
                                 London EC1Y 8YY



                                For the Trustee:

                                  Allen & Overy
                                 One New Change
                                 London EC4M 9QQ

-----------
EXHIBIT 2.5
-----------


THIS THIRD SUPPLEMENTAL TRUST DEED is made on 8 August, 2003 BETWEEN:

(1)  SCHRODER   VENTURES   INTERNATIONAL   INVESTMENT   TRUST   plc,  a  company
     incorporated under the laws of England and Wales, whose registered office is at 31 Gresham Street, London EC2V 7QA (the "Issuer"); and

(2) THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated under the laws of England and Wales, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "Trustee", which expression shall, wherever the context so admits, include such company and all other persons or companies for the time being the trustee or trustees of these presents) as trustee for the Holders and, where applicable, Couponholders (each as defined in the Principal Trust Deed as defined below).

WHEREAS:

(1) This Third Supplemental Trust Deed is supplemental to the Trust Deed dated 20th May, 2003 (hereinafter called the "Principal Trust Deed") made between the Issuer and the Trustee and constituting the GBP40,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 of the Issuer (hereinafter and in the Principal Trust Deed called the "Original Bonds"), the First Supplemental Trust Deed dated 17th July, 2003 made between the same parties and constituting a further GBP3,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 of the Issuer (the "First Further Bonds") (hereinafter called the "First Supplemental Trust Deed") and the Second Supplemental Trust Deed dated 21st July, 2003 made between the same parties and constituting a further GBP3,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 of the Issuer (the "Second Further Bonds") (hereinafter called the "Second Supplemental Trust Deed" and, together with the Principal Trust Deed and the First Supplemental Trust Deed, the "Trust Deed"), such First Further Bonds and Second Further Bonds being consolidated and forming a single series with the Original Bonds.

(2) By virtue of Clause 2.5 of the Principal Trust Deed, the Issuer is at liberty (subject as therein provided) without the consent of the Original Bondholders to create, constitute by a trust deed supplemental to the Principal Trust Deed and issue further bonds ranking pari passu in all respects and so that the same shall be consolidated and form a single series with the Original Bonds, the First Further Bonds and the Second Further Bonds.

(3) By a resolution of a duly appointed Committee of the Board of Directors of the Issuer dated 12th May, 2003 and a resolution of the Board of Directors of the Issuer dated 6th March, 2003 the Issuer has resolved to issue GBP3,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 (the "New Bonds") to be, and the Trustee has consented to the New Bonds being, constituted in the manner hereinafter appearing and consolidated and form a single series with the Original Bonds, the First Further Bonds and the Second Further Bonds.

NOW THIS THIRD SUPPLEMENTAL TRUST DEED WITNESSES AND IT IS HEREBY AGREED AND DECLARED as follows:

1.   DEFINITIONS

1.1 Subject as hereinafter provided and unless there is something in the subject matter or context inconsistent therewith all words and expressions defined in the Principal Trust Deed shall have the same meanings in this Third Supplemental Trust Deed.

1.2 In this Third Supplemental Trust Deed unless there is anything in the subject or context inconsistent therewith the following expressions shall have the following meanings:

     "New Bondholders" means the several persons who are for the time being Holders of the New Bonds; and

     "New Bonds" means the bonds in registered form comprising the said GBP3,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 of the Issuer hereby constituted or the principal amount thereof for the time being outstanding.

2.   COVENANT TO REPAY AND TO PAY INTEREST ON NEW BONDS

2.1 The aggregate principal amount of the New Bonds is limited to GBP3,000,000. The New Bonds as and when issued shall be Further Securities and shall rank pari passu with and be consolidated and form a single series with the Original Bonds, the First Further Bonds and the Second Further Bonds.

2.2 The Issuer covenants with the Trustee that it will, in accordance with these presents, on the due date for the final maturity of the New Bonds provided for in the Conditions, or on such earlier date as the same or any part thereof may become due and repayable thereunder, pay or procure to be paid unconditionally to or to the order of the Trustee in sterling in London in immediately available funds the principal amount of the New Bonds repayable on that date and shall in accordance with these presents in the meantime and until such date (both before and after any judgment or other order of a court of competent jurisdiction) pay or procure to be paid unconditionally to or to the order of the Trustee as aforesaid interest (which shall accrue from day to day) on the principal amount of the New Bonds at the rate and on the dates specified in the Conditions.

     PROVIDED THAT:

(a) every payment of principal or interest in respect of the New Bonds made to an account specified by the New Bondholder in accordance with the Conditions or by a sterling cheque for the relevant amount sent to the New Bondholder in accordance with the Conditions (provided that such cheque is honoured on first presentation) shall be deemed to be a satisfaction of the covenant contained in this Clause;

(b) in any case where payment of principal is not made to the New Bondholders on or before the due date, interest shall continue to accrue on the principal amount of each New Bond (both before and after any judgment or other order of a court of competent jurisdiction) at the rate aforesaid up to and including the date which the Trustee determines to be the date on and after which payment is to be made to the New Bondholders in respect thereof as stated in a notice given to the New Bondholders in accordance with Condition 18 (such date to be not later than 30 days after the day on which the whole of such principal amount together with an amount equal to the interest which has accrued and is to accrue pursuant to this proviso up to and including that date has been received by the Trustee, the Registrar or the New Bondholders); and

(c) in any case where payment of the whole or any part of the principal amount of any New Bond is improperly withheld or refused upon due presentation thereof (other than in circumstances contemplated by proviso (b) above) interest shall accrue on that principal amount payment of which has been so withheld or refused (both before and after any judgment or other order of a court of competent jurisdiction) at the rate aforesaid from and including the date of such withholding or refusal up to and including the date on which payment of the full amount (including interest as aforesaid) in sterling payable in respect of such New Bond is made.

     The Trustee will hold the benefit of this covenant on trust for the New Bondholders and itself in accordance with these presents.



2.3 (i) In the event of the winding up of the Issuer, all amounts in respect of the New Bonds paid to the Trustee by the liquidator of the Issuer in a winding up of the Issuer (including for the avoidance of doubt pursuant to Clause 8 of the Principal Trust Deed) shall be held by the Trustee upon trust:

          (a) first for payment or satisfaction of all amounts then due and unpaid under Clause 15 and/or 16(x) of the Principal Trust Deed to the Trustee or any Appointee;

          (b) secondly for payment of claims of all Senior Liabilities of the Issuer in the winding up of the Issuer to the extent that such claims are admitted to proof in the winding up (not having been satisfied out of the other resources of the Issuer) excluding interest accruing after commencement of the winding up; and

          (c) thirdly as to the balance (if any) for payment pari passu and rateably of the amounts owing on or in respect of the New Bonds.

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

3.   FORM AND ISSUE OF NEW BONDS

3.1 The New Bonds shall be in definitive registered form, and shall comply with the provisions of Condition 1 and the Third Schedule to the Principal Trust Deed.

3.2 The provisions of the Conditions and the Third Schedule to the Principal Trust Deed shall have effect in relation to the transfer of the New Bonds.

3.3 The certificates in respect of the New Bonds shall be substantially in the form set out in the Schedule to this Third Supplemental Trust Deed and shall be signed manually or in facsimile by two of the Directors or one Director and the Secretary of the Issuer on behalf of the Issuer.

3.4 The Issuer may use the facsimile signature of any person who at the date such signature is affixed is a Director or the Secretary of the Issuer notwithstanding that, at the time of issue of any of the certificates in respect of the New Bonds, he may have ceased for any reason to be the holder of such office and certificates so issued shall be evidence of valid and binding obligations of the Issuer.

4.   PROVISION OF THE PRINCIPAL TRUST DEED

4.1 The New Bonds shall be subject to the Conditions set forth in the Second Schedule to Principal Trust Deed as if the references to the Trust Deed therein had included references to this Third Supplemental Trust Deed.

4.2 Clause 4 of the Principal Trust Deed shall apply to the New Bonds and the New Bondholders as if references therein to the Original Bonds and the Original Bondholders were references to the New Bonds and the New Bondholders respectively.

5.   TRUST DEED CONSTRUCTION

     The Trust Deed shall henceforth be read and construed as one document with this Third Supplemental Trust Deed.

6.   GENERAL

     A memorandum of this Third Supplemental Trust Deed shall be endorsed by the Trustee or the Principal Trust Deed and by the Issuer on the duplicate thereof.

7.   CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

     The parties to this Third Supplemental Trust Deed do not intend that any term of this Second Supplemental Trust Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Third Supplemental Trust Deed but this does not affect any right or remedy of any third party which exists or is available apart from that Act.

8.   GOVERNING LAW

     This Third Supplemental Trust Deed is governed by, and shall be construed in accordance with English law.

                                  THE SCHEDULE
                          Form of New Bond Certificate

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

              4.5 PER CENT. SUBORDINATED CONVERTIBLE BONDS DUE 2013



     Power is reserved to the Company by the Trust Deed referred to below and subject as therein provided to create and issue further securities either ranking pari passu in all respects and forming a single series with the above-mentioned Bonds or carrying such rights as to ranking, interest, premium, redemption conversion and otherwise as the Company may think fit.

     THIS IS TO CERTIFY that







is/are the registered holder(s) of                         pounds of the
above-mentioned 4.5 per cent. Subordinated Convertible Bonds due 2013 which are constituted by Trust Deeds of which the principal is dated 20th May, 2003 (the "Principal Trust Deed") and made between the Company of the first part and The Law Debenture Trust Corporation p.l.c. (the "Trustee") as trustee of the second part and such Bonds are issued with the benefit of and subject to the provisions contained in the said Trust Deeds and the Conditions set out in the Second Schedule to the Principal Trust Deed. The Bonds represented by this Certificate rank pari passu in all respects with and are consolidated and form a single series with the GBP40,000,000 4.5 per cent. Subordinated Convertible Bonds due 2013 of the Company constituted by the Principal Trust Deed, the GBP3,000,000
4.5 per cent. Subordinated Convertible Bonds due 2013 of the Company constituted by the First Supplemental Trust Deed dated 17th July, 2003 and the GBP3,000,000
4.5 per cent. Bonds due 2013 of the Company constituted by the Second Supplemental Trust Deed dated 21st July, 2003.

This Certificate is evidence of entitlement only. Title to the Bonds passes only on due registration on the Register and only the duly registered holder is entitled to payments in respect of this Bond.

Signed by


......................                            .....................
for and on behalf of                             for and on behalf of
Schroder Ventures International                  Schroder Ventures International
Investment Trust plc                             Investment Trust plc

--------------------------------------------------------------------------------

NOTE:- This certificate must be surrendered to the Company's Registrars for the time being before any conversion or transfer of the whole or any part of the Bonds comprised herein can be effected or registered or a new certificate issued in exchange. The Bonds are transferable in amounts and integral multiples of GBP100,000.

Registrar, Transfer Agent, Conversion Agent and Paying Agent:

                               JPMorgan Chase Bank
                          Institutional Trust Services
                            1 Chaseside, Ground Floor
                                   Bournemouth
                                     BH7 7DA

THIS SUBORDINATED CONVERTIBLE BOND DUE 2013, ANY INTEREST HEREIN AND ANY ORDINARY SHARES OF SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC (THE "ISSUER") ISSUABLE ON CONVERSION HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES
ACT) THAT, PRIOR TO SUCH TRANSFER, FURNISHES TO THE REGISTRAR A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO SUCH TRANSFER (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE REGISTRAR), (3) IN AN OFFSHORE TRANSACTION MEETING THE REQUIREMENTS OF RULE 903 OR RULE 904 UNDER REGULATION S UNDER THE SECURITIES ACT, OR (4) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF ANY OTHER JURISDICTION.

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

     IN WITNESS whereof this Third Supplemental Trust Deed has been executed as a deed by the Issuer and the Trustee and delivered on the date first state on page 1.



EXECUTED AS A DEED by SCHRODER VENTURES      )
INTERNATIONAL INVESTMENT TRUST PLC acting    )
by a director and its secretary/two          )
directors:                                   )
                                             )
THE COMMON SEAL of THE LAW DEBENTURE TRUST   )
CORPORATION p.l.c. was affixed to this       )
deed in the presence of:                     )
                                             )
                                  Director:
                      Authorised Signatory:

                              DATED 8 August, 2003





              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc



                                       and



                   THE LAW DEBENTURE TRUST CORPORATION p.l.c.





                _________________________________________________

                          THIRD SUPPLEMENTAL TRUST DEED

                                  constituting
                                  GBP3,000,000
              4.5 per cent. Subordinated Convertible Bonds due 2013

              _____________________________________________________





                                 For the Issuer:

                               Slaughter and May,
                                One Bunhill Row,
                                London, EC1Y 8YY
                                  Ref: DTF/CMZN


                                For the Trustee:

                                  Allen & Overy
                                 One New Change
                                 London EC4M 9QQ

------------
EXHIBIT 4.12
------------

CLIFFORD                                           LIMITED LIABILITY PARTNERSHIP
CHANCE


                                                                  CONFORMED COPY


                               DATED 16 JUNE 2003


              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC
                                       AND
                  BARINGS (GUERNSEY) LIMITED as trustee of the
                                 PLATINUM TRUST

                                      WITH

                THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND
                                       AND
                         THE ROYAL BANK OF SCOTLAND PLC
                         ACTING AS JOINT LEAD ARRANGERS

                         THE ROYAL BANK OF SCOTLAND PLC
                                ACTING AS TRUSTEE

                         THE ROYAL BANK OF SCOTLAND PLC
                                 ACTING AS AGENT

                THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND
                                       AND
                         THE ROYAL BANK OF SCOTLAND PLC
                               AS ORIGINAL LENDERS


   ---------------------------------------------------------------------------
                               AMENDMENT AGREEMENT
                          RELATING TO A EUR225,000,000
                               FACILITY AGREEMENT
                               DATED 16 MARCH 2001
   ---------------------------------------------------------------------------




THIS AGREEMENT is dated 16 June 2003 and made between:

(1) SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC (registered number) 3066856 and BARINGS (GUERNSEY) LIMITED as trustee of the PLATINUM TRUST (together, the "Obligors");

(2) THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND and THE ROYAL BANK OF SCOTLAND PLC (the "Joint Lead Arrangers");

(3)  THE ROYAL BANK OF SCOTLAND PLC as agent of the Lenders (the "Agent");

(4) THE ROYAL BANK OF SCOTLAND PLC as security trustee for and on behalf of the Agent and the Lenders (the "Trustee"); and

(5) THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND and THE ROYAL BANK OF SCOTLAND PLC as original lenders (the "Original Lenders").

IT IS AGREED as follows:

1.   DEFINITIONS AND INTERPRETATION

1.1  Definitions
     In this Agreement:

     "Effective Date" means the date on which the Agent confirms to the Original Lenders and each Obligor that it has received each of the documents listed in Schedule 1 (Conditions Precedent) in a form and substance satisfactory to the Agent (acting reasonably).

     "Restated Agreement" means the Original Facility Agreement, as amended by this Agreement, the terms of which are set out in Schedule 2 (Restated Agreement).

     "Original  Facility  Agreement"  means  the  EUR225,000,000   multicurrency
     revolving facility agreement dated 16 March 2001 between the Obligors, the Agent, The Royal Bank of Scotland plc as arranger and others.

1.2  Incorporation of Defined Terms
     (a) Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

     (b) The principles of construction set out in the Original Facility Agreement shall have effect as if set out in this Agreement.

1.3  Clauses
     (a) In this Agreement any reference to a "Clause" or "Schedule" is, unless the context otherwise requires, a reference to a Clause or Schedule of this Agreement.

     (b)  Clause and Schedule headings are for ease of reference only.

2.   RESTATEMENT

     With effect from the Effective Date the Original Facility Agreement shall be amended and restated so that it shall be read and construed for all purposes as set out in Schedule 2 (Restated Agreement) and the Total Commitments shall be increased from EUR225,000,000 to EUR285,000,000.

3.   REPRESENTATIONS

     The Obligors make the representations set out in Clause 19 of the Original Facility Agreement on the Effective Date as if each reference in those representations to "this Agreement" or "the Finance Documents" includes a reference to (a) this Agreement and (b) the Restated Agreement.

4.   CONTINUITY AND FURTHER ASSURANCE

4.1  Continuing obligations
     The provisions of the Finance Documents shall, save as amended in this Agreement, continue in full force and effect.

4.2  Further assurance
     Each of the Obligors shall, at the request of the Agent and at its own expense, do all such acts and things necessary or desirable to give effect to the amendments effected or to be effected pursuant to this Agreement.

5.   FEES, COSTS AND EXPENSES

5.1  Participation Fee
     SVIIT shall pay a participation fee to each Joint Lead Arranger in the amount and at the times agreed in the applicable Fee Letter between SVIIT and such Joint Lead Arranger.

5.2  Transaction expenses
     SVIIT shall promptly on demand pay the Joint Lead Arrangers, the Agent and the Trustee the amount of all costs and expenses (including legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing and execution of this Agreement and any other documents referred to in this Agreement.

5.3  Enforcement costs
     SVIIT shall, within three Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under this Agreement.

5.4  Stamp taxes
     SVIIT shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of this Agreement but not, for the avoidance of doubt, in respect of any transfer of a Finance Party's rights under this Agreement.

6.   MISCELLANEOUS

6.1  Incorporation of terms
     The provisions of clause 34 (Remedies and waivers), clause 33 (Partial Invalidity), clause 38 (Governing Law) and clause 39 (Enforcement) of the Original Facility Agreement shall be incorporated into this Agreement as if set out in full in this Agreement and as if references in those clauses to "this Agreement" or "the Finance Documents" are references to this Agreement.

6.2  Counterparts
     This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.


THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

                                   SCHEDULE 1
                              Conditions Precedent

1.   Obligors

     (a) A copy of the constitutional documents of each Obligor.

     (b) A copy of a resolution of the board of directors (and, if relevant, a committee of its board of directors) of SVIIT:

          (i) approving the terms of, and the transactions contemplated by, this Agreement and resolving that it execute this Agreement;

          (ii) authorising a specified person or persons to execute this Agreement on its behalf; and

          (iii)authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with this Agreement.

     (c) A copy of a resolution of the board of directors of Schroder Venture Managers (Guernsey) Limited:

          (i) approving the terms of, and the transactions contemplated by, this Agreement and resolving that Platinum Trust execute this Agreement;

          (ii) authorising a specified person or persons to execute this Agreement on behalf of Platinum Trust; and

          (iii)authorising a specified person or persons on behalf of the Platinum Trust to sign and/or dispatch all documents and notices to be signed and/or dispatched by the Platinum Trust under or in connection with this Agreement.

     (d) A specimen of the signature of each person authorised by the resolution referred to in paragraph (b)(ii) and (c)(ii) above.

     (e) A certificate of an authorised signatory of the relevant Obligor certifying that each copy document relating to it specified in this
         Schedule 1 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

     (f) A certificate of each Obligor (signed by a director of SVIIT or, as the case may be, Barings (Guernsey) Limited) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on such Obligor to be exceeded.

2.   Legal Opinions

     (a) A legal opinion of Clifford Chance LLP, legal advisers to the Joint Lead Arrangers and the Agent in England, substantially in the form distributed to the Lenders prior to signing this Agreement.

     (b) A legal opinion of Carey Olsen, in relation to the laws of Guernsey substantially in the form distributed to the Lenders prior to signing this Agreement.

3.   Other documents and evidence

     (a) A copy of any other Authorisation or other document, opinion or assurance which the Joint Lead Arrangers consider to be necessary or desirable (if they have notified the Borrowers accordingly) in connection with the entry into and performance of the transaction contemplated by this Agreement or for the validity and enforceability of this Agreement.

     (b) A signed and dated transfer certificate (in form and substance satisfactory to the Agent and with the date of transfer details left blank) between Mizuho Corporate Bank, Limited as transferor, The Governor and Company of the Bank of Scotland as transferee and The Royal Bank of Scotland plc as Agent, transferring the EUR50,000,000 Commitment of Mizuho Corporate Bank, Limited to The Governor and Company of the Bank of Scotland.

     (c) Evidence that the fees, costs and expenses then due from SVIIT pursuant to Clause 5 (Fees, Costs and Expenses) of this Agreement have been paid.

     (d) A copy of the listing particulars in respect of SVIIT's issuance of GBP40,000,000 4.5% Subordinated Convertible Bonds due 2013 (together with such other documentation related thereto as the Joint Lead Arrangers' may reasonably request).

                                   SCHEDULE 2
                               Restated Agreement


                                 EUR285,000,000

                               FACILITY AGREEMENT

           dated 16 March 2001 as amended and restated on 16 June 2003 for

              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC
                                       and
                           BARINGS (GUERNSEY) LIMITED
                                as trustee of the

                                 PLATINUM TRUST

                                   arranged by

                THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND
                                       and
                         THE ROYAL BANK OF SCOTLAND PLC

                                      with

                         THE ROYAL BANK OF SCOTLAND PLC
                        also acting as Agent and Trustee


   ---------------------------------------------------------------------------
                   MULTICURRENCY REVOLVING FACILITY AGREEMENT
   ---------------------------------------------------------------------------

                                    CONTENTS

CLAUSE                                                                      PAGE
1.     Definitions And Interpretation..........................................9
2.     The Facility...........................................................20
3.     Purpose................................................................20
4.     Conditions Of Utilisation..............................................20
5.     Utilisation............................................................22
6.     Optional Currencies....................................................23
7.     Repayment..............................................................24
8.     Prepayment And Cancellation............................................24
9.     Interest...............................................................27
10.    Interest Periods.......................................................27
11.    Changes To The Calculation Of Interest.................................28
12.    Fees...................................................................29
13.    Tax Gross Up And Indemnities...........................................31
14.    Increased Costs........................................................33
15.    Other Indemnities......................................................34
16.    Mitigation By The Lenders..............................................36
17.    Costs And Expenses.....................................................36
18.    Guarantee And Indemnity................................................38
19.    Representations........................................................41
20.    Information Undertakings...............................................43
21.    Financial Covenants....................................................46
22.    General Undertakings...................................................48
23.    Events Of Default......................................................52
24.    Changes To The Lenders.................................................55
25.    Changes To The Obligors................................................57
26.    Role Of The Agent, The Joint Lead Arrangers And Trustee................58
27.    Conduct Of Business By The Finance Parties.............................66
28.    Sharing Among The Lenders..............................................67
29.    Payment Mechanics......................................................69
30.    Set-Off................................................................72
31.    Notices................................................................72
32.    Calculations And Certificates..........................................74




33.    Partial Invalidity.....................................................74
34.    Remedies And Waivers...................................................74
35.    Amendments And Waivers.................................................75
36.    Counterparts...........................................................76
37.    Trustee................................................................76
38.    Governing Law..........................................................77
39.    Enforcement............................................................77

Schedule 1 THE ORIGINAL LENDERS...............................................78

Schedule 2 CONDITIONS PRECEDENT...............................................79

Schedule 3 REQUESTS...........................................................81

Schedule 4 MANDATORY COST FORMULA.............................................82

Schedule 5 FORM OF TRANSFER CERTIFICATES......................................85

Schedule 6 FORM OF COMPLIANCE CERTIFICATE.....................................91

Schedule 7 LMA FORM OF CONFIDENTIALITY UNDERTAKING............................93

Schedule 8 TIMETABLES.........................................................97


THIS AGREEMENT is dated 16 March 2001, has been amended and restated on 16 June 2003 and made between:

(1) SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC (registered number 3066856) ("SVIIT");

(2) BARINGS (GUERNSEY) LIMITED as trustee of the PLATINUM TRUST (the "Platinum Trust");

(3) THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND and THE ROYAL BANK OF SCOTLAND PLC (each a "Joint Lead Arranger" and together, the "Joint Lead Arrangers");

(4) THE ROYAL BANK OF SCOTLAND PLC in its capacity as agent of the Lenders (the "Agent");

(5) THE ROYAL BANK OF SCOTLAND PLC in its capacity as security trustee for and on behalf of the Agent and the Lenders (the "Trustee"); and

(6) THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND and THE ROYAL BANK OF SCOTLAND PLC (together, the "Original Lenders").

IT IS AGREED as follows:

                                    SECTION 1
                                 INTERPRETATION

1.   DEFINITIONS AND INTERPRETATION

1.1  Definitions
     In this Agreement:

     "Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

     "Agent's Spot Rate of Exchange" means the Agent's spot rate of exchange for the purchase of the relevant currency with the Base Currency in the London foreign exchange market at or about 11:00 a.m. on a particular day.

     "Amendment Agreement" means the amendment agreement relating to the Original Facility Agreement, dated 16 June 2003 and made between SVIIT, the Platinum Trust, the Joint Lead Arrangers, the Agent, the Trustee and the Original Lenders.

     "Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing or registration.

     "Availability Period" means the period from and including the date of this Agreement to and including the date falling one month prior to the Termination Date.

     "Available Commitment" means a Lender's Commitment minus:

     (a) the Base Currency Amount of its participation in any outstanding Loans; and

     (b) in relation to any proposed Utilisation, the Base Currency Amount of its participation in any Loans that are due to be made on or before the proposed Utilisation Date,

     other than that Lender's participation in any Loans that are due to be repaid or prepaid on or before the proposed Utilisation Date.

     "Available Facility" means the aggregate for the time being of each Lender's Available Commitment.

     "Base Currency" means euros.

     "Base Currency Amount" means, in relation to a Loan, the amount specified in the Utilisation Request delivered by the Borrower for that Loan (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent's Spot Rate of Exchange on the date which is three Business Days before the Utilisation Date or, if later, on the date the Agent receives the Utilisation Request) adjusted to reflect any repayment or prepayment of the Loan.

     "Borrower" means SVIIT or, as the case may be, the Platinum Trust and "Borrowers" means both of them.

     "Break Costs" means the amount (if any) by which:

     (a) the interest which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

     exceeds:

     (b) the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

     "Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in London and:

     (a) (in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency; or

     (b) (in relation to any date for payment or purchase of euro) any TARGET
         Day.

     "Charged Property" means the property charged pursuant to the Debentures.

     "Commitment" means:

     (a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Commitment" in Schedule 1 (The Original Lender) and the amount of any other Commitment transferred to it under this Agreement; and

     (b) in relation to any other Lender, the amount in the Base Currency of any Commitment transferred to it under this Agreement to the extent not cancelled, reduced or transferred by it under this Agreement.

     "Compliance Certificate" means a certificate substantially in the form set out in Schedule6 (Form of Compliance Certificate).

     "Confidentiality Undertaking" means a confidentiality undertaking substantially in a recommended form of the LMA as set out in Schedule 7 (LMA Form of Confidentiality Undertaking) or in any other form agreed between SVIIT and the Agent.

     "Debentures" means the SVIIT Debenture and the Platinum Trust Debenture.

     "Default" means an Event of Default or any event or circumstance specified in Clause 23 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

     "Delegate" means any delegate, agent, attorney or co-trustee appointed by the Trustee.

     "Effective Date" has the meaning given to it in the Amendment Agreement.

     "EURIBOR" means, in relation to any Loan in euro:

     (a)  the applicable Screen Rate; or

     (b) (if no Screen Rate is available for the period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the European interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in euro for a period comparable to the Interest Period of the relevant Loan.

     "Event of Default" means any event or circumstance specified as such in Clause 23 (Events of Default).

     "Facility" means the revolving loan facility made available under this Agreement as described in Clause 2 (The Facility).

     "Facility Office" means the office or offices notified by a Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

     "Fee Letter" means any letter or letters between any Joint Lead Arranger and SVIIT (or the Agent or the Trustee and SVIIT) setting out any of the fees referred to in Clause 12 (Fees).

     "Finance Document" means this Agreement, any Fee Letter, the SVIIT Debenture, the Platinum Trust Debenture and any other document designated as such by the Agent and SVIIT.

     "Finance Party" means the Agent, the Trustee, a Joint Lead Arranger or a Lender.

     "Financial Indebtedness" means any indebtedness for or in respect of:

     (a)  moneys borrowed;

     (b)  any amount raised by acceptance under any acceptance credit facility;

     (c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

     (d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP, be treated as a finance or capital lease;

     (e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

     (f) any amount raised under any other transaction having the commercial effect of a borrowing and entered into with the objective of raising finance;

     (g) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

     (h) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;

     (i) any amount raised by the issue of redeemable shares to the extent that the redemption date falls or is capable of falling on or prior to the Termination Date;

     (j) any amount of any liability under an advance or deferred sale or purchase agreement if the primary reason behind the entry into this agreement is to raise finance;

     (k) (without double counting) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (j) above.

     "GAAP" means generally accepted accounting principles in the United
     Kingdom.

     "Group" means SVIIT and its Subsidiary Undertakings for the time being (but, for the avoidance of doubt, shall not include any Investee Company).

     "Guarantor" means SVIIT or, as the case may be, the Platinum Trust and "Guarantors" means both of them.

     "Holding Company" means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

     "Indebtedness for Borrowed Money" means Financial Indebtedness save for any indebtedness for or in respect of paragraphs (g) and (h) of the definition of "Financial Indebtedness".

     "Interest Period" means, in relation to a Loan, each period determined in accordance with Clause10 (Interest Periods)and in relation to an Unpaid Sum, each period determined in accordance with Clause 9.3 (Default interest).

     "Investee Company" means a company, trust, partnership, fund or other entity in which an Obligor (or fund in which an Obligor has an interest) participates as a shareholder or holder of debt.

     "Investment Adviser" means Schroder Ventures (London) Limited.

     "Investment Policy" means the investment policy referred to in the Listing Particulars.

     "Lender" means:

     (a)  any Original Lender; and

     (b) any bank or financial institution which has become a Party in accordance with Clause 24 (Changes to the Lenders),

     which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

     "LIBOR" means, in relation to any Loan other than a Loan denominated in euro:

     (a)  the applicable Screen Rate; or

     (b) (if no Screen Rate is available for the currency or Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the London interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in the currency of that Loan and for a period comparable to the Interest Period for that Loan.

     "Listing  Particulars" means the listing  particulars  published under
     Part VI of the Financial Services and Markets Act 2000 by SVIIT dated 13 May 2003.

     "Loan" means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

     "LMA" means the Loan Market Association.

     "Majority Lenders" means:

     (a) until the Total Commitments have been reduced to zero, a Lender or Lenders whose Commitments aggregate more than 50% of the Total Commitments (or, if the Total Commitments have been reduced to zero and there are no Loans then outstanding, aggregated more than 50% of the Total Commitments immediately prior to the reduction); or

     (b) at any other time, a Lender or Lenders whose participations in the Loans then outstanding aggregate more than 50% of all the Loans then outstanding.

     "Mandatory Cost" means the percentage rate per annum calculated by the Agent in accordance with Schedule 4 (Mandatory Cost formulae).

     "Margin" means one point five zero per cent. (1.50%) per annum.

     "Material Adverse Effect" means a material adverse effect on:

     (a) the business, operations, property, condition (financial or otherwise) or prospects of the Obligors taken together;

     (b) the ability of an Obligor to perform its obligations under the Finance Documents; or

     (c) the validity or enforceability of any material provision of the Finance Documents or the rights or remedies of any Finance Party under the Finance Documents.

     "Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

     (a) (subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

     (b) if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

     (c) if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

     The above rules will only apply to the last Month of any period.

     "Obligor" means a Borrower or a Guarantor.

     "Optional Currency" means a currency (other than the Base Currency) which complies with the conditions set out in Clause 4.3 (Conditions relating to Optional Currencies).

     "Original  Facility  Agreement"  means  the  EUR225,000,000   multicurrency
     revolving facility agreement dated 16 March 2001 between the Obligors, the Agent, The Royal Bank of Scotland plc as arranger and others.

     "Original Financial Statements" means:

      (a) in relation to SVIIT, the audited consolidated financial statements of the Group for the financial half year ended
               31 December 2002; and

      (b) in relation to the Platinum Trust, its audited financial statements for its financial half year ended 31 December 2002.

     "P123" means P123 Limited the closed-end investment company incorporated (or, as the case may be, to be incorporated) in Guernsey, in which SVIIT has (or, as the case may be, will have) an approximate 40% holding.

     "Participating Member State" means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to European Monetary Union.

     "Party" means a party to this Agreement and includes its successors in title, permitted assigns and permitted transferees.

     "Permira" means the international network of entities providing management, advisory or consultancy services to private equity and other funds under the overall business name of Permira.

     "Permira Europe I" means the collection of 11 Delaware law limited partnerships that are advised by Permira which invest in entities using the name "Permira Europe I".

     "Permira Europe II" means the two Guernsey law limited partnerships and the two Dutch law C.V.s that are advised by Permira which invest in entities using the name "Permira Europe II".

     "Permira Funds" means funds to which Permira acts as manager, advisor or consultant.

     "Permitted Disposal" means the transfer or disposal by SVIIT or an Affiliate of SVIIT of a portion of its limited partnership interests in Permira Europe I and Permira Europe II to P123 undertaken substantially in accordance with the details contained in version 17 of the draft of the confidential information memorandum relating to P123 dated
     3 June 2003  provided to the Lenders on 3June2003.

     "Platinum Trust Debenture" means the debenture dated 16 March 2001 granted by the Platinum Trust in favour of the Trustee.

     "Qualifying Lender" has the meaning given to it in Clause 13 (Tax gross-up and indemnities).

     "Quarter Dates" mean 31 March, 30 June, 30 September and 31 December in each year.

     "Quotation Day" means, in relation to any period for which an interest rate is to be determined:

      (a)  (if the currency is sterling) the first day of that period;

      (b) (if the currency is euro) two TARGET Days before the first day of that period; or

      (c) (for any other currency) two Business Days before the first day of # that period,

     unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

     "Receiver" means any receiver or receiver and manager or administrative receiver of the whole or any of the Charged Property.

     "Reference Banks" means The Governor and Company of the Bank of Scotland, The Royal Bank of Scotland plc and such other banks as may be appointed by the Agent in consultation with the Borrower.

     "Relevant Borrower" means in relation to the guarantee of SVIIT, the Platinum Trust and, in relation to the guarantee of the Platinum Trust, SVIIT.

     "Relevant Interbank Market" means in relation to euro, the European interbank market and, in relation to any other currency, the London interbank market.

     "Repeating Representations" means each of the representations set out in Clauses 19.1 (Status) to 19.6 (Governing law and enforcement), Clause
     19.9 (No default),  Clause 19.10 (No  misleading  information),  Clause
     19.12 (Pari passu ranking) and Clause 19.13 (No proceedings pending or threatened).

     "Rollover Loan" means one or more Loans:

      (a) made or to be made on the same day that a maturing Loan is due to be repaid;

      (b) the aggregate amount of which is equal to or less than the maturing Loan;

      (c) in the same currency as the maturing Loan (unless it arose as a result of the operation of Clause 6.2 (Unavailability of a Currency)); and

      (d) made or to be made to the same Borrower for the purpose of refinancing a maturing Loan.

     "Schroder Venture Funds" means funds to which Schroder Ventures acts as manager, advisor or consultant.

     "Schroder  Ventures"  means  the  international   association  of  entities
     providing   management,   advisory  or  consultancy   services  to  buy-out
     and development capital funds under the overall business name of Schroder Ventures.

     "Screen Rate" means:

      (a) in relation to LIBOR, the British Bankers' Association Interest Settlement Rate for the relevant currency and period; and

      (b) in relation to EURIBOR, the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period,

     displayed on the appropriate page of the Telerate screen. If the agreed page is replaced or service ceases to be available, the Agent may specify another page or service displaying the appropriate rate after consultation with SVIIT and the Lenders.

     "Secured Obligations" means all obligations at any time due, owing or incurred by any Obligor to any Finance Party under the Finance Documents, whether present or future, actual or contingent (and whether incurred solely or jointly and whether as principal or surety or in some other capacity).

     "Security" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

     "Specified Time" means a time determined in accordance with Schedule 8 (Timetables).

     "Subsidiary" and "Subsidiary Undertaking" shall have the meanings ascribed to them by section 736 and section 258 respectively of the Companies
     Act 1985 and,  for  the  purposes  of  this  Agreement   "Subsidiary"
     and   "Subsidiary Undertaking" shall include the Platinum Trust.

     "SVIIT Debenture" means the debenture dated 16 March 2001 granted by SVIIT in favour of the Trustee.

     "TARGET" means Trans-European Automated Real-time Gross Settlement Express Transfer payment system.

     "TARGET Day" means any day on which TARGET is open for the settlement of payments in euro.

     "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

     "Taxes Act" means the Income and Corporation Taxes Act 1988.

     "Termination Date" means the day falling on the 5th year anniversary of the date of this Agreement (or, if that day is not a Business Day, the preceding Business Day).

     "Total   Commitments"   means  the  aggregate  of  the  Commitments   being
     EUR285,000,000.00 at 16 June 2003.

     "Transfer Certificate" means a certificate substantially in one of the forms set out in Schedule5 (Form of Transfer Certificates) or any other form agreed between the Agent and the Borrower.

     "Transfer Date" means, in relation to a transfer, the later of:

      (a) the proposed Transfer Date specified in the Transfer Certificate provided it is not less than five Business Days after the date on which the Agent receives the Transfer Certificate (or such other date as the Agent may agree); and

      (b)      the date on which the Agent executes the Transfer Certificate.

     "Trust Assets" means all the cash, assets and property held or deemed to be held by Barings (Guernsey) Limited on the trusts contained in the Trust Deed dated 29 March 1996 constituting the Platinum Trust and made between Barings (Guernsey) Limited and Schroder Venture Managers (Guernsey) Limited.

     "Unpaid Sum" means any sum due and payable but unpaid by an Obligor under the Finance Documents.

     "Utilisation" means a utilisation of the Facility.

     "Utilisation Date" means the date of a Utilisation, being the date on which the relevant Loan is to be made.

     "Utilisation  Request" means a notice  substantially in the form set out in
     Schedule 3 (Requests).

     "VAT" means value added tax as provided for in the Value Added Tax Act 1994 and any other tax of a similar nature.

1.2  Construction

      (a) Unless a contrary indication appears a reference in this Agreement to:

                (i) "assets" includes present and future properties, revenues and rights of every description;

               (ii)      the  "European   interbank   market"  means  the
                         interbank   market  for  euro   operating  in
                         Participating Member States;

              (iii) a "Finance Document" or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended or novated;

               (iv) "indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent other than any such obligation in respect of uncalled commitments;

                (v) a "person" includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) of two or more of the foregoing;

               (vi) a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

              (vii) a provision of law is a reference to that provision as amended or re-enacted;

             (viii)      a time of day is a reference to London time; and

               (ix) any reference herein to "this Agreement" shall, on and after the Effective Date, mean the Original Facility Agreement as amended and restated pursuant to the Amendment Agreement.

      (b) Section, Clause and Schedule headings are for ease of reference only.

      (c) Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

      (d) A Default or an Event of Default is "continuing" if it has not been remedied or waived.

1.3  Currency Symbols and Definitions

     "$" and "dollars" denote lawful currency of the United States of America, "GBP" and "sterling" denotes lawful currency of the United Kingdom and "EUR" and "euro" means the single currency unit of the Participating Member States.

1.4  Third party rights

      (a) Except as provided in a Finance Document, the terms of a Finance Document may be enforced only by a party to it and the operation of the Contracts (Rights of Third Parties) Act 1999 is excluded.

      (b) Notwithstanding any provision of any Finance Document, the Parties to a Finance Document do not require the consent of any third party to rescind or vary any Finance Document at any time.

                                  SECTION 2
                                THE FACILITY

2.       THE FACILITY

2.1      The Facility
         Subject to the terms of this Agreement, the Lenders make available to the Borrowers a multicurrency revolving loan facility in an aggregate amount equal to the Total Commitments.

2.2      Lenders' rights and obligations
          (a) The obligations of each Lender under the Finance Documents are several. Failure by a Lender to perform its
                  obligations   under  the  Finance  Documents  does  not
                  affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

          (b) The rights of each Lender under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Lender from an Obligor shall be a separate and independent debt.

          (c) A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

3.       PURPOSE

3.1      Purpose
         The Borrowers shall apply all amounts borrowed by them under the Facility towards their general corporate purposes (which shall include, without limitation, gearing, funding investment timing differences and payment of any fees, costs and expenses associated with the amendment and restatement of this Agreement on 16 June 2003).

3.2      Monitoring
         No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.       CONDITIONS OF UTILISATION

4.1      Initial conditions precedent
         No Borrower may deliver a Utilisation Request unless the Agent has received all of the documents and other evidence listed in
         Schedule 2 (Conditions precedent) in form and substance satisfactory to the Agent (acting reasonably). The Agent shall notify the Borrowers and the Lenders promptly upon being so satisfied.

4.2      Further conditions precedent
         The Lenders will only be obliged to comply with Clause 5.4 (Lenders' participation) if on the date of the Utilisation Request and on the proposed Utilisation Date:



         (a) in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Loan, and, in the case of any other Loan, no Default is continuing or would result from the proposed Loan;

         (b) the Repeating Representations to be made by each Obligor are true in all material respects; and

         (c) in the case of a Loan to be made to the Platinum Trust, the aggregate of the Base Currency Amount of the proposed
                  Loan and the Base Currency Amount of all other outstanding Loans made to the Platinum Trust (less the Base Currency Amount of all Loans to the Platinum Trust to be repaid or prepaid on or prior to the Utilisation Date) is less than 15 per cent. of the Total Commitments at such time.

4.3      Conditions relating to Optional Currencies
         (a) A currency will constitute an Optional Currency in relation to a Loan if it is dollars or sterling or if:

                   (i) it is readily available in the amount required and freely convertible into the Base Currency in the Relevant Interbank Market on the Quotation Day and the Utilisation Date for that Loan; and

                  (ii) it has been approved by the Agent (acting on the instructions of all the Lenders) on or prior to receipt by the Agent of the relevant Utilisation Request for that Loan.

         (b) If the Agent has received a written request from a Borrower for a currency to be approved under paragraph
                  (a)(ii) above, the Agent will confirm to the Borrowers by the Specified Time:

                   (i) whether or not the Lenders have granted their approval; and

                  (ii) if approval has been granted, the minimum amount (and, if required, integral multiples) for any subsequent Utilisation in that currency.

         (c) A Loan denominated in euro will only be made available in the euro unit.

4.4      Maximum number of Loans
         (a) A Borrower may not deliver a Utilisation Request if as a result of the proposed Utilisation fifteen or more Loans would be outstanding.

         (b) Any Loan made by a single Lender under Clause 6.2 (Unavailability of a currency) shall not be taken into account in paragraph (a) above.

                                    SECTION 3
                                   UTILISATION

5.       UTILISATION

5.1      Delivery of a Utilisation Request
         A Borrower may utilise the Facility by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2      Completion of a Utilisation Request
         Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

         (a)      the  proposed   Utilisation  Date  of  each  requested  Loan
                  is  a  Business  Day  within  the Availability Period;

         (b) the currency and amount of each Utilisation complies with Clause 5.3 (Currency and amount) and paragraph (b) of Clause 22.22 (Condition Subsequent); and

         (c) the proposed Interest Period for each requested Loan complies with Clause 10 (Interest Periods).

5.3      Currency and amount
         (a) The currency specified in a Utilisation Request for a proposed Loan must be the Base Currency or an Optional Currency.

         (b) The amount of each proposed Loan must be an amount whose Base Currency Amount is not more than the Available Facility and which is:

                    (i) if the currency selected is the Base Currency, a minimum of EUR1,000,000 or if less, the Available Facility; or

                   (ii) if the currency selected is an Optional Currency, the minimum amount (or an integral multiple, if required) specified by the Agent pursuant to paragraph 4.3(b)(ii) of Clause 4.3 (Conditions relating to Optional Currencies) or, if less, the Available Facility.

5.4      Lenders' participation
         (a) If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Loan available through its Facility Office.

         (b) The amount of each Lender's participation in each Loan will be equal to the proportion borne by its Available
                  Commitment to the Available Facility immediately prior to making the Loan.

         (c) The Agent shall notify each Lender of the amount, currency and the Base Currency Amount of each Loan at the Specified Time.

6.       OPTIONAL CURRENCIES

6.1      Selection of currency
         A Borrower shall select the currency of a Loan in a Utilisation
         Request.

6.2      Unavailability of a currency
         If before the Specified Time on any Quotation Day:

         (a) the Agent has received notice from a Lender that the Optional Currency requested for a Loan is not readily available to it in the amount required; or

         (b) a Lender notifies the Agent that compliance with its obligation to participate in a Loan in the proposed Optional Currency would contravene a law or regulation applicable to it,

         the Agent will give notice to the relevant Borrower to that effect by the Specified Time on that day. In this event, any Lender that gives notice pursuant to this Clause 6.2 will be required to participate in the Loan in the Base Currency (in an amount equal to that Lender's proportion of the Base Currency Amount or, in respect of a Rollover Loan, an amount equal to that Lender's proportion of the Base Currency Amount of the maturing Loan that is due to be repaid) and its participation will be treated as a separate Loan denominated in the Base Currency during that Interest Period.

6.3      Participation in a Loan
         Each Lender's participation in a Loan will be determined in accordance with paragraph 5.4(b) of Clause 5.4 (Lenders' participation).

                                   SECTION 4
                 REPAYMENT, PREPAYMENT AND CANCELLATION

7.       REPAYMENT

         Each Borrower which has drawn a Loan shall repay that Loan on the last day of its Interest Period.

8.       PREPAYMENT AND CANCELLATION

8.1      Illegality
         If, at any time, it is or will become unlawful in any jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund its participation in any Loan:

         (a) that Lender shall promptly notify the Agent upon becoming aware of that event;

         (b) upon the Agent notifying the Borrowers, the Commitment of that Lender will be immediately cancelled; and

         (c) each Borrower shall repay that Lender's participation in the Loans made to that Borrower on the last day of the Interest Period for each Loan occurring after the Agent has notified the Borrowers or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law).

8.2      Change of control
         (a) If a group of persons who at the date hereof do not have control of SVIIT, acting in concert gains control of SVIIT:

                     (i) SVIIT shall promptly notify the Agent upon becoming aware of that event;

                    (ii) SVIIT and the Lenders shall immediately enter into negotiations for a period of not more than 60 days with a view to agreeing whether the Facility shall continue to be made available and whether any amendment is required;

                   (iii) if no such agreement is reached within such 60 day period then:

                              (A) any Lender by notice to the Agent and to SVIIT may cancel its Commitment and on receipt by SVIIT of such a notice, each Borrower to which a Loan is outstanding shall immediately repay that Lender's participation in the Loan; and

                              (B)      if the Majority  Lenders so require,
                                       the Agent  shall,  by not less than 30
                                       days notice to the Borrowers,   cancel
                                       the  Facility  and  declare  all
                                       outstanding  Loans, together with
                                       accrued  interest,  and all other
                                       amounts  accrued under the Finance
                                       Documents  immediately  due and payable,
                                       whereupon  the Facility will  be
                                       cancelled   and  all  such   outstanding
                                       amounts  will  become immediately due
                                       and payable.

         (b)      For the purpose of paragraph (a) above "control" means:

                     (i) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

                              (A) cast, or control the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of SVIIT; or

                              (B) appoint or remove all, or the majority, of the directors or other equivalent officers of SVIIT; or

                              (C) give directions with respect to the operating and financial policies of SVIIT which the directors or other equivalent officers of SVIIT are obliged to comply with; or

                    (ii) the holding of more than one-half of the issued share capital of SVIIT (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital).

                   (iii)      For the  purpose of  paragraph  (a) above
                              "acting in concert" means a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition by any of them, either directly or indirectly of shares in SVIIT, to obtain or consolidate control of SVIIT.

8.3      Voluntary cancellation
         SVIIT may, if it gives the Agent not less than five Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of EUR1,000,000) of the Available Facility. Any cancellation under this Clause 8.3 shall reduce the Commitments of the Lenders rateably.

8.4      Voluntary prepayment of Loans
         Any Borrower to which a Loan has been made may, if it gives the Agent not less than five Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Loan (but, if in part, being an amount that reduces the Base Currency Amount of the Loan by a minimum amount of EUR1,000,000).

8.5      Right of repayment and cancellation in relation to a single Lender
         (a)      If:

                  (i) any sum payable to any Lender by an Obligor is, or will be, required to be increased under paragraph (d) of Clause 13.2 (Tax gross-up); or

                 (ii) any Lender claims indemnification from any Borrower under Clause 13.3 (Tax indemnity) or Clause 14.1 (Increased costs),

                  the relevant Borrower may, whilst the circumstance giving rise to the requirement or indemnification continues, give the Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender's participation in the Loans.

         (b) On receipt of a notice referred to in paragraph (a) above, the Commitment of that Lender shall immediately be reduced to zero.

         (c) On the last day of each Interest Period which ends after the relevant Borrower has given notice under paragraph (a) above (or, if earlier, the date specified by the relevant Borrower in that notice), that Borrower shall repay that Lender's participation in that Loan.

8.6      Restrictions

         (a) Any notice of cancellation or prepayment given by any Party under this Clause 8 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

         (b) Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

         (c) Unless a contrary indication appears in this Agreement, any part of the Facility which is prepaid may be reborrowed in accordance with the terms of this Agreement.

         (d) The Borrowers shall not repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

         (e) No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

         (f) If the Agent receives a notice under this Clause 8 it shall promptly forward a copy of that notice to the Borrowers or the affected Lender, as appropriate.

                                    SECTION 5
                             COSTS OF UTILISATION

9.       Interest

9.1      Calculation of interest
         The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

         (a)      Margin;

         (b)      LIBOR or, in relation to any Loan in euro, EURIBOR; and

         (c)      Mandatory Cost, if any.

9.2      Payment of interest
         The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period, (and, if the Interest Period is longer than six Months, on the dates falling at six Month intervals after the first day of the Interest Period).

9.3      Default interest
         (a) If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate one per cent. higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause
                  9.3 shall be immediately payable by the Obligor on demand by the Agent.

         (b) Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

9.4      Notification of rates of interest
         The Agent shall promptly notify the Lenders and the relevant Borrower of the determination of a rate of interest under this Agreement.

10.      Interest Periods

10.1     Selection of Interest Periods
         (a) Each Loan shall have an Interest Period which commences on the Utilisation Date and ends on the first Quarter Date to fall after the relevant Utilisation Date provided that if as a result any Loan would have an Interest Period of less than one week's duration the Interest Period for such Loan shall end on the second Quarter Date falling after the relevant Utilisation Date.

         (b) An Interest Period for a Loan shall not extend beyond the Termination Date.

         (c)      A Loan has one Interest Period only.

10.2     Non-Business Days
         If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

11.      CHANGES TO THE CALCULATION OF INTEREST

11.1     Absence of quotations
         Subject to Clause 11.2 (Market disruption), if LIBOR or, if applicable, EURIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable LIBOR or EURIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

11.2     Market disruption
         (a) If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on each Lender's share of that Loan for the Interest Period shall be the rate per annum which is the sum of:

                     (i)      the Margin;

                    (ii) the rate notified to the Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Loan from whatever source it may reasonably select; and

                   (iii) the Mandatory Cost, if any, applicable to that Lender's participation in the Loan.

         (b)      In this Agreement "Market Disruption Event" means:

                     (i) at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Agent to determine LIBOR or, if applicable, EURIBOR for the relevant currency and Interest Period; or

                    (ii) before close of business in London on the Quotation Day for the relevant Interest Period, the Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 40 per cent. of that Loan) that the cost to it of obtaining matching deposits in the Relevant Interbank Market would be in excess of LIBOR or, if applicable, EURIBOR.

11.3     Alternative basis of interest or funding
         (a) If a Market Disruption Event occurs and the Agent or either of the Borrowers so requires, the Agent and SVIIT shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

         (b) Any alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of all the Lenders and SVIIT, be binding on all Parties.

11.4     Break Costs
         (a) Each Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid
                  Sum being paid by that Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

         (b) Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

12.      FEES

12.1     Commitment fee
         (a) SVIIT shall pay to the Agent (for the account of each Lender) a fee in the Base Currency computed at the rate of
                  0.60 per cent. per annum on that Lender's Available Commitment for the Availability Period.

         (b) The accrued commitment fee is payable on the last day of each successive period of three Months which ends during the Availability Period, on the last day of the Availability Period and on the cancelled amount of the relevant
                  Lender's Commitment at the time the cancellation is effective.

12.2     Utilisation Fee
         (a) SVIIT shall pay to the Agent (for the account of each Lender) a utilisation fee in the Base Currency computed as follows:

                  (i) 0.125% per annum on the aggregate Base Currency Amount of the Loans outstanding hereunder for each day on which they are greater than 25%, but less than 50%, of the Total Commitments;

                 (ii) 0.25% per annum on the aggregate Base Currency Amount of the Loans outstanding hereunder for each day on which they are equal to or greater than 50%, but less than 75%, of the Total Commitments; and

                (iii) 0.50% per annum on the aggregate Base Currency Amount of the Loans outstanding hereunder for each day on which they are greater than 75% of the Total Commitments.

         (b) The accrued utilisation fee, if any, shall be payable in arrear on the last day of each successive period of three months which ends after the date of this Agreement and on the Termination Date.

12.3     Participation Fee
         SVIIT shall pay a participation fee to each Joint Lead Arranger in the amount and at the times agreed in the applicable Fee Letter between SVIIT and such Joint Lead Arranger.

12.4     Agency fee
         SVIIT shall pay to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

12.5     Trustee's Fee
         SVIIT shall pay to the Trustee (for its own account) a trustee's fee in the amount and at the times agreed in a Fee Letter.

12.6     Trustee's Ongoing Fees
         In the event of the occurrence of (a) an Event of Default or (b) the Trustee considering it necessary or expedient or (c) being requested by an Obligor or a Lender to undertake duties which the Trustee and SVIIT agree to be of an exceptional nature and/or outside the scope of the normal duties of the Trustee under the Finance Documents, SVIIT shall pay to the Trustee such additional remuneration (together with an amount equal to any applicable VAT) as may be agreed between them. If the Trustee and SVIIT fail to agree upon the nature of such duties or upon such additional remuneration, that dispute shall be determined by a merchant bank (acting as an expert and not as an arbitrator) selected by the Trustee and approved by SVIIT or, failing such approval, nominated (on the application of the Trustee) by the President for the time being of the Law Society of England and Wales (the costs of such nomination and of the merchant bank being payable by SVIIT) and the determination of any such merchant bank shall be final and binding upon the parties to this Agreement.

                                    SECTION 6
                      ADDITIONAL PAYMENT OBLIGATIONS

13.      TAX GROSS UP AND INDEMNITIES

13.1     Definitions
         (a)      In this Clause 13:

                  "Protected Party" means a Finance Party which is or will be, for or on account of Tax, subject to any liability or required to make any payment in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

                  "Qualifying Lender" means a Lender which (on the date a payment falls due) is within the charge to United Kingdom corporation tax in respect of, and is beneficially entitled to, that payment and is receiving that payment in respect of an advance made by a person that was a bank (as defined for the purpose of section 349 of the Taxes Act in section 840A of the Taxes Act) at the time that advance was made.

                  "Tax Credit" means a credit or relief against, remission in, or repayment of, any Tax.

                  "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

                  "Tax Payment" means an increased payment made by an Obligor to a Finance Party under Clause 13.2 (Tax gross-up) or a payment under Clause 13.3 (Tax indemnity).

         (b) In this Clause 13 a reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

13.2     Tax gross-up
         (a) Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

         (b) Each Lender represents and warrants as at the date of this Agreement (or at the date on which it becomes a party to this Agreement) to the Obligors that were a payment under a Finance Document to be made to it on such date it would be a Qualifying Lender. This representation shall be deemed to be repeated on the first day of each Interest Period by reference to such day. The Obligors may request a Lender to confirm its status as a Qualifying Lender. Each Lender agrees to provide such confirmation as soon as reasonably practicable.

         (c) The Borrowers or a Lender shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. If the Agent receives such notification from a Lender it shall notify the Borrowers and that Obligor.

         (d) If a Tax Deduction is required by law to be made by an Obligor in one of the circumstances set out in paragraph (e) below, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

         (e) The circumstances referred to in paragraph (d) above are where a person entitled to the payment:

                     (i) is the Agent or a Joint Lead Arranger (on its own behalf); or

                    (ii)      is a Qualifying Lender; or

                   (iii) is a Lender which is not or has ceased to be a Qualifying Lender to the extent that this altered status results from any change after
                              the date on which it became a Lender   under
                              this   Agreement   in  (or  in  the   official
                              interpretation, administration, or official application of) any United Kingdom law or any published practice or published concession of any United Kingdom taxing authority.

         (f) If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

         (g) Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

13.3     Tax indemnity
         (a) SVIIT shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party on or by reference to any sum payable or deemed payable to or by it under a Finance Document.

         (b) Paragraph (a) above shall not apply with respect to any Tax assessed on:

                   (i)      a Finance Party:

                             (A) under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for Tax purposes; or

                             (B) under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction, if that Tax is imposed on or calculated by reference to the net income, profits or gains of that Finance Party; or

                  (ii) the Agent, as a result of the failure by a Lender to satisfy on the due date of a payment of interest either of the conditions set out in paragraphs 26.25(a) and 26.25(b) of Clause 26.25 (Lenders' tax status confirmation).

         (c) A Protected Party making, or intending to make, a claim pursuant to paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Obligors.

         (d) A Protected Party shall, on receiving a payment from an Obligor under this Clause 13.3, notify the Agent.

13.4     Tax Credit
         If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

         (a)      a Tax Credit is attributable to that Tax Payment; and

         (b) that Finance Party has obtained, utilised and retained that Tax Credit,

         the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the circumstances giving rise to the Tax Payment not occurred.

13.5     Stamp taxes
         SVIIT shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document but not for the avoidance of doubt in respect of any transfer of a Finance Party's rights under a Finance Document.

13.6     Value added tax
         (a) All consideration payable under a Finance Document by an Obligor to a Finance Party shall be deemed to be exclusive of an amount in respect of any VAT. If VAT is chargeable in respect of any such consideration, upon receipt of an invoice the Obligor shall pay to the Finance Party (in addition to paying the consideration) an amount equal to the amount of the VAT.

         (b) Where a Finance Document requires an Obligor to reimburse a Finance Party for any costs or expenses, that Obligor shall also at the same time pay and indemnify that Finance Party against all VAT incurred by that Finance Party in respect of the costs or expenses save to the extent that that Finance Party is entitled to repayment or credit in respect of the VAT.

14.      INCREASED COSTS

14.1     Increased costs
         (a) Subject to Clause 14.3 (Exceptions) SVIIT shall, within three Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

         (b)      In this Agreement "Increased Costs" means:

                    (i) a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital;

                   (ii)      an additional or increased cost; or

                  (iii) a reduction of any amount due and payable under any Finance Document,

                  which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

14.2     Increased cost claims
         (a) A Finance Party intending to make a claim pursuant to Clause 14.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify SVIIT.

         (b) Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

14.3     Exceptions
         (a) Clause 14.1 (Increased costs) does not apply to the extent any Increased Cost is:

                      (i) Tax on the net profits, income or gains of a Finance Party;

                     (ii) attributable to a Tax Deduction required by law to be made by an Obligor;

                    (iii) compensated for by Clause 13.3 (Tax indemnity) (or would have been compensated for under Clause 13.3 (Tax indemnity) but was not so compensated solely because one of the exclusions in paragraph 13.3(b) of Clause 13.3 (Tax indemnity) applied);

                     (iv)      compensated for by the payment of the Mandatory
                               Cost; or

                      (v) attributable to the breach by the relevant Finance Party or its Affiliates of any law or regulation.

         (b) In this Clause 14.3, a reference to a "Tax Deduction" has the same meaning given to the term in Clause 13.1 (Definitions).

15.      OTHER INDEMNITIES

15.1     Currency indemnity
         (a) If any sum due from an Obligor under the Finance Documents (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:

                     (i) making or filing a claim or proof against that Obligor;

                    (ii) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

                  that Obligor shall as an independent obligation, within three Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

         (b) Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

15.2     Other indemnities
         SVIIT shall (or shall procure that an Obligor will), within three Business Days of demand, indemnify each Lender against any cost, loss or liability properly incurred by that Lender as a result of:

         (a)      the occurrence of any Event of Default;

         (b) a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 28 (Sharing among the Lenders);

         (c) funding, or making arrangements to fund, its participation in a Loan requested by a Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Lender alone); or

         (d) a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by a Borrower.

15.3     Indemnity to the Agent
         SVIIT shall promptly indemnify the Agent against any cost, loss or liability properly incurred by the Agent (acting reasonably) as a result of:

         (a) investigating any event which it reasonably believes is a Default; or

         (b) entering into or performing any foreign exchange contract for the purposes of Clause 6 (Optional Currencies); or

         (c) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

15.4     Indemnity to Trustee
         The Trustee may, in priority to any payment to the Lenders, indemnify itself out of the Charged Property in respect of, and pay and retain, all sums necessary to give effect to this indemnity and shall have a lien on the Security and the proceeds of the enforcement of the Security for all moneys payable to it under this Clause.

16.      Mitigation by the Lenders

16.1     Mitigation
         (a) Each Finance Party shall, in consultation with SVIIT, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under, or cancelled pursuant to, any of Clause 8.1 (Illegality), Clause 13 (Tax gross-up and indemnities) or Clause 14 (Increased costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

         (b) Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

16.2     Limitation of liability
         (a) SVIIT shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 16.1 (Mitigation).

         (b) A Finance Party is not obliged to take any steps under Clause 16.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

17.      COSTS AND EXPENSES

17.1     Transaction expenses
         SVIIT shall promptly on demand pay the Agent, the Joint Lead Arrangers and the Trustee the amount of all costs and expenses (including legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing and execution of:

         (a) this Agreement and any other documents referred to in this Agreement; and

         (b) any other Finance Documents executed after the date of this Agreement,

         and all costs and expenses reasonably incurred by them in connection with the perfection of the Security contemplated in the Finance Documents.

17.2     Amendment costs
         If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 29.9 (Change of currency), the Obligor requesting the amendment, waiver or consent necessitating the amendment pursuant to Clause 29.9 (Change of Currency) shall, within three Business Days of demand, reimburse the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent in responding to, evaluating, negotiating or complying with that request or requirement.

17.3     Enforcement costs
         SVIIT shall, within three Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

                                      SECTION 7
                                      GUARANTEE

18.      GUARANTEE AND INDEMNITY

18.1     Guarantee and indemnity
         Each Guarantor irrevocably and unconditionally:

         (a) guarantees to each Finance Party punctual performance by the Relevant Borrower of all that Borrower's obligations under the Finance Documents;

         (b) undertakes with each Finance Party that whenever the Relevant Borrower does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

         (c) indemnifies each Finance Party immediately on demand against any cost, loss or liability suffered by that Finance Party if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount which that Finance Party would otherwise have been entitled to recover.

18.2     Continuing guarantee
         This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by the Relevant Borrower under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

18.3     Reinstatement
         If any payment by an Obligor or any discharge given by a Finance Party (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

         (a) the liability of each Obligor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

         (b) each Finance Party shall be entitled to recover the value or amount of that security or payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.

18.4     Waiver of defences
         The obligations of each Guarantor under this Clause 18 will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause 18 (without limitation and whether or not known to it or any Finance Party) including:

         (a) any time, waiver or consent granted to, or composition with, any Obligor or other person;

         (b) the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

         (c) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

         (d) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

         (e) any amendment (however fundamental) or replacement of a Finance Document or any other document or security;

         (f) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

         (g)      any insolvency or similar proceedings.

18.5     Immediate recourse
         Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 18. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

18.6     Appropriations
         Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

         (a) refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

         (b) hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor's liability under this Clause 18.

18.7     Deferral of Guarantors' rights
         Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Agent otherwise directs, the Guarantor will not exercise any rights which it may have by reason of performance by it of its obligations under the Finance
         Documents:

         (a)      to be indemnified by an Obligor;

         (b) to claim any contribution from any other guarantor of any Obligor's obligations under the Finance Documents; and/or

         (c) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party.

18.8     Additional security
         This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

                                    SECTION 8
           REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

19.      REPRESENTATIONS

         Each Obligor makes the representations and warranties set out in this Clause 19 to each Finance Party on the date of this Agreement.

19.1     Status
         (a) In the case of SVIIT, it is a corporation duly incorporated and validly existing under the law of its jurisdiction of incorporation. In the case of the Platinum Trust, it is a trust duly constituted and established and validly existing under the laws of its jurisdiction of establishment.

         (b) It and each of its Subsidiaries (other than, for the avoidance of doubt, Investee Companies) has the power to own its assets and carry on its business as it is being conducted.

19.2     Binding obligations
         The obligations expressed to be assumed by it in each Finance Document are, subject to any general principles of law as at the date of this Agreement limiting its obligations which are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation), legal, valid, binding and enforceable obligations.

19.3     Non-conflict with other obligations
         The entry into and performance by it of, and the transactions contemplated by, the Finance Documents to which it is a party do not and will not conflict with:

         (a)      any law or regulation applicable to it;

         (b)      its constitutional documents; or

         (c) any agreement or instrument binding upon it or any of its assets.

19.4     Power and authority
         It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

19.5     Validity and admissibility in evidence
         All Authorisations required or desirable:

         (a) to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

         (b) to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation (in the case of SVIIT) or jurisdiction of establishment (in the case of the Platinum Trust), have been obtained or effected and are in full force and effect.

19.6     Governing law and enforcement
         (a) The choice of English law as the governing law of the Finance Documents will be recognised and enforced in its jurisdiction of incorporation (in the case of SVIIT) or jurisdiction of establishment (in the case of the Platinum Trust).

         (b) Any judgment obtained in England in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation (in the case of SVIIT) or jurisdiction of establishment (in the case of the Platinum Trust).

19.7     Deduction of Tax
         It is not required under the law of its jurisdiction of incorporation (in the case of SVIIT) or jurisdiction of establishment (in the case of the Platinum Trust) to make any deduction for or on account of Tax from any payment it may make under any Finance Document.

19.8     No filing or stamp taxes
         Under the law of its jurisdiction of incorporation (in the case of SVIIT) or jurisdiction of establishment (in the case of the Platinum Trust) it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction (save for the filing of the particulars of the Debentures with the Registrar of Companies (in the case of SVIIT) or that any stamp, registration or similar Tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents.

19.9     No default
         (a) No Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation.

         (b) No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of its Subsidiaries (other than Investee Companies) or to which its (or its Subsidiaries' (other than Investee Companies')) assets are subject which might have a Material Adverse Effect.

19.10    No misleading information
         All written information supplied by an Obligor is true, complete and accurate in all material respects as at the date it was given and at such date was not misleading in any material respect.

19.11    Financial statements
         (a) Its Original Financial Statements were prepared in accordance with GAAP consistently applied.

         (b) Its Original Financial Statements fairly represent its financial condition and operations (consolidated in the case of SVIIT) during the relevant financial year or half-year.

         (c) There has been no material adverse change in its business or financial condition (or the business or consolidated financial condition of the Group, in the case of SVIIT) since the date to which the Original Financial Statements were drawn up.

19.12    Pari passu ranking
         Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

19.13    No proceedings pending or threatened
         No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which have a reasonable prospect of being adversely determined and, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief) been started or threatened against it or any of its Subsidiaries (other than any Investee Company).

19.14    Security
         (a) The Obligors will at all times during the subsistence of the Security be the sole, legal and beneficial owner of all of their assets and will keep their assets free from any Security (other than any Security permitted under this Agreement).

        (b) Each of the Debentures constitutes a first ranking floating charge over the assets subject to such Debenture and such assets are not subject to any prior ranking or pari passu Security.

        (c) Each of the Debentures to which it is a party validly creates the Security expressed to be created thereby and evidences such Security.

19.15    Ownership of the Platinum Trust
         As at 31 December 2002, SVIIT held 99% of all A units and 90% of all B units in the Platinum Trust.

19.16    Constitution of the Platinum Trust
         The Platinum Trust was constituted by the Trust Deed dated 29 March 1996 between Barings (Guernsey) Limited and Schroder Ventures Managers (Guernsey) Limited.

19.17    Repetition
         The Repeating Representations are deemed to be made by each Obligor (by reference to the facts and circumstances then existing) on the date of each Utilisation Request and the first day of each Interest Period and in the case of Clause 19.9 (No default) and Clause
         19.13 (No proceedings pending or threatened) such representations shall be deemed made as if paragraph (a) of the definition of "Material Adverse Effect" had been deleted.

20.      INFORMATION UNDERTAKINGS

         The undertakings in this Clause 20 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

20.1     Financial statements
         SVIIT shall supply to the Agent in sufficient copies for all the
         Lenders:

         (a) as soon as the same become available, but in any event within 180 days after the end of each of its financial years:

                   (i) its audited consolidated financial statements for that financial year; and

                  (ii) the audited financial statements of the Platinum Trust for that financial year; and

         (b) as soon as the same become available, but in any event within 90 days after the end of each half of each of its financial years:

                   (i) its consolidated financial statements for that financial half year; and

                  (ii) the financial statements of the Platinum Trust for that financial half year.

         (c) monthly management valuations of the investment portfolio on the basis agreed in writing with the Joint Lead Arrangers prior to the date hereof.

20.2     Compliance Certificate and Management Portfolio Valuations
         (a) SVIIT shall supply to the Agent, on the last day of each calendar month and with each set of financial statements delivered pursuant to paragraph 20.1(a)(i) or 20.1(b)(i)
                  of Clause  20.1  (Financial  statements),   a  Compliance
                  Certificate setting out (in reasonable detail) computations as to compliance with Clause 21 (Financial covenants) as at such date or, as the case may be, the date as at which those financial statements were drawn up and setting out the management portfolio valuation of the investment portfolio pursuant to paragraph 20.1(c) or the valuation determined pursuant to Clause 21.4 (Valuation) as at the end of the first half of each financial year or the end of each financial year, as the case may be.

         (b) Each Compliance Certificate shall be signed by the company secretary and the Chief Financial Officer of SVIIT.

         (c) If the Majority Lenders believe in good faith and based on reasonable grounds that any financial statements or calculations provided pursuant to this Clause 20 are inaccurate or incomplete the Agent may seek verification of such financial statements or calculations from SVIIT's auditors. The costs and expenses of any such action shall be for the account of SVIIT. The Agent may not seek such verification unless there are amounts outstanding under this Agreement or a Utilisation Request has been delivered to the Agent.

20.3     Requirements as to financial statements
         (a) Each set of financial statements delivered pursuant to Clause 20.1 (Financial statements) shall be certified by a director of the relevant company or trustee of the relevant trust as fairly representing its financial condition as at the date as at which those financial statements were drawn up.

         (b)
                   (i) SVIIT shall procure that each set of financial statements of an Obligor delivered pursuant to Clause 20.1 (Financial statements) is prepared using GAAP and accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements for that Obligor unless, in relation to any set of financial statements, it notifies the Agent that there has been a change in GAAP or the accounting practices or reference periods and its auditors (or, if appropriate, the auditors of the Obligor) deliver to the Agent:

                        (A) a description of any change necessary for those financial statements to reflect the GAAP, accounting practices and reference periods upon which that Obligor's
                                 Original Financial Statements were prepared;
                                 and

                        (B) sufficient information, in form and substance as may be reasonably required by the Agent, to enable the Lenders to determine whether Clause 21 (Financial covenants) has been complied with and make an accurate comparison between the financial position indicated in those financial statements and that Obligor's Original Financial Statements.

                  (ii) If SVIIT notifies the Agent of a change in accordance with paragraph (i) above then SVIIT and the Agent shall enter into negotiations in good faith with a view to agreeing:

                        (A) whether or not the change might result in any material alteration in the commercial effect of any of the terms of this Agreement; and

                        (B) if so, any amendments to this Agreement which may be necessary to ensure that the change does not result in any material alteration in the commercial effect of those terms,

                         and if any amendments are agreed they shall take effect and be binding on each of the Parties in accordance with their terms.

         Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

20.4     Information: miscellaneous
         The Obligors shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

         (a) all documents dispatched by such Obligor to its shareholders or trustee, unitholders or beneficiaries (or any class of them) or its creditors generally at the same time as they are dispatched;

         (b) promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group, and which might, if adversely determined, have a Material Adverse Effect; and

          (c) promptly, such further information regarding the financial condition, business and operations of any member of the Group as any Finance Party (through the Agent) may reasonably request.

20.5     Notification of default
         (a) Each Obligor shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

         (b) Promptly upon a request by the Agent, SVIIT shall supply to the Agent a certificate signed by two of its directors or senior officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

21.      FINANCIAL COVENANTS

21.1     Financial definitions
         In this Clause 21:

         "Cash and Cash Equivalents" means at any time:

          (a) cash in hand or on deposit with an acceptable bank and which in either case is remittable to the United Kingdom;

          (b) certificates of deposit maturing within one year after the date of calculation issued by an acceptable bank;

          (c)      open market commercial paper:

                    (i)     for which a recognised trading market exists;

                   (ii) which matures within one year after the relevant date of calculation; and

                  (iii) which has a credit rating of either A-1 by Standard & Poor's Rating Services, a division of The McGraw Hill Companies, Inc. (or its successors) or Fitch IBCA, Inc. (or its successors) or P-1 by Moody's Investors Service, Inc. (or its successors) or, if no rating is available in respect of the commercial paper, the issuer of which has in respect of its long-term debt obligations, an equivalent rating;

          (d) Sterling bills of exchange eligible for rediscount at the Bank of England and accepted by an acceptable bank; or

          (e)      United States treasury bills; or

          (f) Euro denominated debt securities issued by the government of an acceptable member state of the European Union (for these purposes an "acceptable member state" means any of the United Kingdom, France, Germany, The Netherlands, Belgium, Spain, Italy, Ireland, Denmark and Sweden),

        in each case to which an Obligor is beneficially entitled at that time. An "acceptable bank" means any of the Original Lenders, Schroders & Co. Limited, ING Bank N.V. or any Affiliate of either of the foregoing or a commercial bank or trust company which has a rating of A or higher by Standard & Poor's Rating Services, a division of The McGraw Hill Companies, Inc. (or its successors) or Fitch IBCA, Inc. (or its successors) or A2 or higher by Moody's Investors Service, Inc. (or its successors).

        "Consolidated Gross Borrowings" means at any time the aggregate amount of all obligations of the Group (or, for the purposes of Clause 21.2(b) below, Barings (Guernsey) Limited as trustee of the Platinum Trust) for or in respect of Indebtedness for Borrowed Money but excluding any such obligations to any other member of the Group (and so that no amount shall be included or excluded more than once) and any obligations subordinated to the obligations of the Obligors under the Finance Documents on terms satisfactory to the Agent (acting on the instructions of the Majority Lenders (acting reasonably)).

        "Consolidated Adjusted Investment Assets" means Consolidated Investment Assets less:

        (a) the amount by which the value of an investment by a fund (or any member of the Group) in any one underlying unquoted Investee Company exceeds 15% of the Portfolio Value;

        (b) the amount by which the value of an investment by a fund (or any member of the Group) in any one underlying Investee Company which is quoted on any public stock exchange exceeds 20% of the Portfolio Value;

        (c) the amount by which the value of the twenty largest underlying investments in Investee Companies exceed 85% of the Portfolio Value; and

        (d) the amount by which the P123 Adjusted Asset Value exceeds 7.5% of the Portfolio Value.

        For the avoidance of doubt the value of the investment (or part thereof) shall not be deducted from the portfolio value more than once.

        "Consolidated Investment Assets" means at any time the sum of the value of the Obligors' investments in Schroder Ventures Funds, Permira Funds or other funds, or held directly in Investee
        Companies (but (a) excluding the value of SVIIT's investment in the Platinum Trust and (b) for the purpose of determining the value of SVIIT's holding in P123 this shall be calculated by multiplying the then most recent book valuation of SVIIT's investment in P123 by 30% (the resultant figure being defined as the "P123 Adjusted Asset Value")), all Cash and Cash Equivalents held by the Obligors and all other investments held by the Obligors and approved by the Agent (the latter being subject to a de minimus requirement that the value thereof does not exceed 5% of total gross assets of the Obligors).

        "P123 Adjusted Asset Value" has the meaning given to such term in the definition of "Consolidated Investment Assets" in this Clause 21.1.

        "Portfolio Value" means the amount of the Consolidated Investment Assets of the Obligors.

21.2    Financial condition
        SVIIT shall ensure that:

        (a) Consolidated Gross Borrowings shall not be more than 30% of Consolidated Adjusted Investment Assets at any time; and

        (b) the Consolidated Gross Borrowings of Barings (Guernsey) Limited as trustee of the Platinum Trust shall be less than 15% of the Total Commitments at all times.

21.3     Financial testing
         The financial covenants set out in Clause 21.2 (Financial condition) shall be tested by reference to each of the financial statements and/or each Compliance Certificate delivered pursuant to Clause 20.2 (Compliance Certificate and Management Portfolio Valuations).

21.4     Valuation
         The value of each Investee Company shall be assessed (at the cost of the Obligors) on a semi-annual and annual basis according to the British Venture Capital Association Guidelines published from time to time.

22.      GENERAL UNDERTAKINGS

         The undertakings in this Clause 22 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

22.1     Authorisations
         Each Obligor shall promptly:

         (a) obtain, comply with and do all that is necessary to maintain in full force and effect; and

         (b)      supply certified copies to the Agent of,

         any Authorisation required under any law or regulation of its jurisdiction of incorporation (in the case of SVIIT) or jurisdiction of establishment (in the case of the Platinum Trust) to enable it to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation (in the case of SVIIT) or jurisdiction of establishment (in the case of the Platinum Trust) of any Finance Document.

22.2     Compliance with laws
         Each Obligor shall comply in all respects with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Finance Documents.

22.3     Financial Indebtedness
         Neither of the Obligors nor any of their Subsidiaries shall incur any Financial Indebtedness (including, without limitation, guaranteeing any participating loan notes or convertible bonds issued from time to time by P123) other than:

         (a) unsecured overdraft facilities with any Joint Lead Arranger or any Affiliate of any Joint Lead Arranger which in aggregate do not exceed GBP1million (or its equivalent in other currencies);

         (b) Financial Indebtedness which is subordinated to the obligations of the Obligors under the Finance Documents on terms satisfactory to the Agent (acting on the instructions of the Majority Lenders (acting reasonably)); and

         (c) any Financial Indebtedness described in paragraph (g) of the definition of "Financial Indebtedness" contained in Clause 1.1 (Definitions) incurred by SVIIT in accordance with Clause 22.20 (Hedging).

22.4     Negative pledge
         (a) No Obligor shall create or permit to subsist any Security over any of its assets.

         (b)      No Obligor shall:

                    (i) sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by any other member of the Group;

                   (ii) sell, transfer or otherwise dispose of any of its receivables on recourse terms;

                  (iii) enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

                   (iv) enter into any other preferential arrangement having a similar effect,

                  in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

         (c)      Paragraphs (a) and (b) above do not apply to:

                    (i) any netting or set-off arrangement entered into by any member of the Group in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

                   (ii) any lien arising by operation of law and in the ordinary course of trading;

                  (iii)      any set-off arising by operation of law;

                   (iv) any Security constituted by or pursuant to the Debentures;

                    (v) any other Security created or subsisting with the prior written consent of the Majority Lenders; and

                   (vi) any Security created by any fund in which an Obligor participates over its holding or participation in any Investee Company.

22.5      No Subsidiaries

          No   Obligor will allow to exist any Subsidiary other than:

          (a) in the case of SVIIT, the Platinum Trust, Schroder Ventures (London) Limited, Schroder Ventures North America Inc., Schroder Ventures Boston Inc., SVIIT Investment Managers Limited and Private Equity Advisers Limited; and

          (b) any future management companies formed or acquired to provide management services to the companies comprising the Schroder Ventures and/or Permira Group or Schroders plc or third parties,

          without the prior written approval of the Majority Lenders.

22.6      Disposals
          No Obligor shall enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset other than (a) for full consideration on arm's length terms in the ordinary course of business and in accordance with the Investment Policy, or (b) the Permitted Disposal.

22.7      Merger
          No Obligor shall (and SVIIT shall ensure that no other member of the Group will) enter into any amalgamation, demerger or corporate reconstruction other than on a solvent basis.

22.8      Change of business
          SVIIT shall procure that no substantial change is made to the general nature of the business of SVIIT or the Group from that carried on at the date of this Agreement except as contemplated by the Listing Particulars.

22.9      Insurance
          Each Obligor shall (and SVIIT shall ensure that each member of the Group will) maintain insurances on and in relation to its business and assets with reputable underwriters or insurance companies against those risks and to the extent as is usual for companies carrying on the same or substantially similar business.

22.10     Taxation
          Each Obligor shall duly and punctually pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties (save to the extent that (i) payment is being contested in good faith and (ii) adequate reserves are being maintained for those Taxes.

22.11     Dividends
          Following a Default which is continuing, no Obligor shall pay, make or declare any dividend or other distribution in respect of any financial year save to the extent required to maintain its status as an investment trust for Tax purposes under section 842 of the Taxes Act.

22.12     Investment Adviser
          SVIIT shall ensure that there is no change of Investment Adviser without the prior written consent of the Majority Lenders.

22.13     Further investments
          No Obligor will enter into any commitment to invest or make any investment in any new fund if Consolidated Gross Borrowings exceed twenty-five per cent. of Consolidated Adjusted Investment Assets at any time provided that the Obligors shall be entitled to make such an investment in such circumstances where such Obligor was under a prior commitment to make such investment and at the time such commitment was entered into it was not reasonably foreseeable that Consolidated Gross Borrowings would exceed twenty five per cent. of Consolidated Adjustment Investment Assets at the time of investment.

22.14     Diverse Investments
          The Obligors will ensure that their investments in Investee Companies will be held directly or indirectly through any fund in at least fifty separate companies.

22.15     Investment in Schroder Venture Funds and/or Permira Funds
          The Obligors will ensure that, at any time, at least seventy-five per cent. of Consolidated Investment Assets less Cash and Cash Equivalents will be represented by investments in Schroder Ventures Funds and/or Permira Funds.

22.16     Investment Policy
          The Obligors shall maintain the Investment Policy set forth in the Listing Particulars in all material respects.

22.17     Ownership of the Platinum Trust
          SVIIT will ensure that at all times it owns at least 99 per cent. of the A units and 90per cent. of the B units in the Platinum Trust.

22.18     Investment Trust status
          SVIIT will ensure that at all times it will be an investment trust for Tax purposes under section 842 of the Taxes Act.

22.19     Amendments to Trust Deed
          The Obligors will ensure that no change is made to Clause 2 of the Trust Deed dated 29 March 1996 constituting the Platinum Trust and made between Barings (Guernsey) Limited and Schroder Venture Managers (Guernsey) Limited without the prior written consent of the Majority Lenders (such consent not to be unreasonably withheld or delayed).

22.20     Hedging
          At any time when amounts outstanding under this Agreement exceed EUR100,000,000 in aggregate, SVIIT will (unless the Majority Lenders agree otherwise) enter into interest rate hedging arrangements in respect of interest due hereunder on terms and in respect of a notional principal amount satisfactory to the Agent (acting reasonably).
                                      -51-

22.21     Capital Structure of P123
          SVIIT will ensure that:

          (a) the initial capital structure of P123 (the "P123 Capital Structure") shall be substantially in accordance with the details contained in version 17 of the draft of the confidential information memorandum relating to P123 dated 3 June 2003 provided to the Lenders on 3June2003;

          (b) no change occurs to the Permira Capital Structure which would have a material adverse effect on the ability of the relevant Obligor to perform its obligations under the Finance Documents; and

          (c) the Agent is provided (with sufficient copies for the Lenders) with the final offering document in respect of P123 at the same time (or as soon as practicable thereafter) as it is despatched to potential investors in P123.

22.22     Condition Subsequent
          (a) SVIIT will ensure that evidence satisfactory to the Lenders that the holders of SVIIT's existing GBP40,000,000 4.5% Subordinated Convertible Bonds due 2011 issued in November 2001 have consented to the increase in the Total Commitments contemplated by the Amendment Agreement shall be provided to the Lenders no later than 30 days from the date of the Amendment Agreement.

          (b) The Obligors hereby acknowledge and agree that until the condition set out in paragraph (a) of this Clause 22.22 has been satisfied, the aggregate amount of Utilisations advanced hereunder shall not exceed EUR 225,000,000 at any time.

23.       EVENTS OF DEFAULT

          Each of the events or circumstances set out in Clause 23 is an Event of Default.

23.1      Non-payment
          An Obligor does not pay on the due date any amount of principal in excess of EUR100,000 payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless payment is made within 3 Business Days of its due date or an Obligor does not pay any other amount payable pursuant to the Finance Documents at the place and in the currency in which it is expressed to be payable unless payment is made within ten Business Days of its due date.

23.2      Financial covenants
          Any requirement of Clause 21 (Financial covenants) is not satisfied.

23.3      Other obligations
          (a)  An Obligor  does not comply  with any  provision  of the  Finance
               Documents   (other   than  those   referred  to  in  Clause  23.1
               (Non-payment) and Clause 23.2 (Financial covenants)).

          (b) No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 14 days of the Agent giving notice to the relevant Obligor or the relevant Obligor becoming aware of the failure to comply.

23.4      Misrepresentation
          Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

23.5      Cross default
          (a) Any Financial Indebtedness of an Obligor is not paid when due nor within any originally applicable grace period.

          (b) Any Financial Indebtedness of an Obligor is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

          (c) Any commitment for any Financial Indebtedness of an Obligor is cancelled or suspended by a creditor of such Obligor as a result of an event of default (however described).

          (d) Any creditor of any Obligor becomes entitled to declare any Financial Indebtedness of such Obligor due and payable prior to its specified maturity as a result of an event of default (however described).

          (e) No Event of Default will occur under this Clause 23.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than GBP500,000 (or its equivalent in any other currency or currencies).

23.6      Insolvency
          (a) An Obligor is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

          (b) The value of the assets of an Obligor is less than its liabilities (taking into account contingent and prospective liabilities but excluding uncalled commitments).

          (c) A moratorium is declared in respect of any indebtedness of an Obligor.

23.7      Insolvency proceedings
          Any corporate action, legal proceedings or other procedure or step is taken in relation to:

          (a) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of an Obligor otherwise than on a solvent basis;

          (b) a composition, assignment or arrangement with any creditor of an Obligor;
                                      -53-

          (c)  the  appointment  of  a  liquidator,   receiver,   administrator,
               administrative receiver, compulsory manager or other similar officer in respect of an Obligor or any of its assets; or

          (d) enforcement of any Security over any material assets of an Obligor,

          or any analogous procedure or step is taken in any jurisdiction and is not discharged, stayed or released within 30 days.

23.8      Creditors' process
          Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of an Obligor and is not discharged or released within 30 days.

23.9      Unlawfulness
          It is or becomes unlawful for an Obligor to perform any of its material obligations under the Finance Documents or any Security created or expressed to be created or evidenced by the Debentures ceases to be effective or enforceable.

23.10     Repudiation
          An Obligor repudiates a Finance Document or any Security or evidences an intention to repudiate a Finance Document or any Security.

23.11     Material adverse change
          Any event or circumstance occurs which the Majority Lenders reasonably believe might have a Material Adverse Effect.

23.12     Acceleration
          On and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by the Majority Lenders, by notice to the Obligors:

          (a) cancel the Total Commitments whereupon they shall immediately be cancelled;

          (b) declare that all or part of the Loans, together with accrued interest, and all other amounts accrued under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

          (c) declare that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders.

                                    SECTION 9
                               CHANGES TO PARTIES

24.       CHANGES TO THE LENDERS

24.1      Assignments and transfers by the Lenders
          Subject to this Clause 24, a Lender (the "Existing Lender") may:

          (a)  assign any of its rights; or

          (b)  transfer by novation any of its rights and obligations,

          to another bank or financial institution (the "New Lender").

24.2      Conditions of assignment or transfer
          (a) The consent of SVIIT is required for an assignment or transfer by a Lender, unless the assignment or transfer is to another Lender or an Affiliate of a Lender.

          (b) The consent of SVIIT to an assignment or transfer must not be unreasonably withheld or delayed.

          (c) The consent of SVIIT to an assignment or transfer must not be withheld solely because the assignment or transfer may result in an increase to the Mandatory Cost.

          (d) An assignment will only be effective on receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent (acting reasonably)) that the New
               Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender.

          (e) A transfer will only be effective if the procedure set out in Clause 24.5 (Procedure for transfer) is complied with.

          (f) If:

               (i)  a  Lender   assigns  or  transfers  any  of  its  rights  or
                    obligations under the Finance Documents or changes its Facility Office; and

               (ii) as a  result  of  circumstances  existing  at the  date  the assignment, transfer or change occurs, an Obligor would be (but for this paragraph (f)) obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 13 (Tax gross-up and indemnities) or Clause 14 (Increased costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

24.3      Assignment or transfer fee
          The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of EUR1,500.

24.4      Limitation of responsibility of Existing Lenders
          (a) Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

               (i)  the   legality,   validity,   effectiveness,   adequacy   or
                    enforceability   of  the  Finance  Documents  or  any  other
                    documents;

               (ii) the financial condition of any Obligor;

               (iii)the  performance  and  observance  by  any  Obligor  of  its
                    obligations   under  the  Finance  Documents  or  any  other
                    documents; or

               (iv) the  accuracy of any  statements  (whether  written or oral)
                    made in or in connection with any Finance Document or any other document,

               and  any   representations  or  warranties  implied  by  law  are
               excluded.

          (b) Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

               (i) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

               (ii) will continue to make its own  independent  appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

          (c)  Nothing in any Finance Document obliges an Existing Lender to:

               (i) accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 24; or

               (ii) support any losses  directly or  indirectly  incurred by the
                    New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

24.5      Procedure for transfer

          (a) Subject to the conditions set out in Clause 24.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (b) below when the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Agent shall, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and
                                      -56-
               delivered in accordance with the terms of this Agreement at least five Business Days prior to the proposed date of transfer, execute that Transfer Certificate.

          (b)  On the Transfer Date:

               (i) to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another shall be cancelled (being the "Discharged Rights and Obligations");

               (ii) each  of the  Obligors  and  the  New  Lender  shall  assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

               (iii)the Agent,  the Joint Lead Arrangers,  the Trustee,  the New
                    Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Joint Lead Arrangers, the Trustee and the Existing Lender shall each be released from further obligations to each other under this Agreement; and

               (iv) the New Lender shall become a Party as a "Lender".

24.6      Disclosure of information

          Any Lender may disclose to any of its Affiliates and any other person:

          (a) to (or through) whom that Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement;

          (b) with (or through) whom that Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or any Obligor; or

          (c) to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation,

          any information about any Obligor, the Group and the Finance Documents as that Lender shall consider appropriate if, in relation to paragraphs (a) and (b) above, the person to whom the information is to be given has entered into a Confidentiality Undertaking.

25.       CHANGES TO THE OBLIGORS

          No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

                                   SECTION 10
                               THE FINANCE PARTIES

26.       ROLE OF THE AGENT, THE JOINT LEAD ARRANGERS AND TRUSTEE

26.1      Appointment of the Agent
          (a) Each of the Joint Lead Arrangers and the Lenders appoints the Agent to act as its agent under and in connection with the Finance Documents.

          (b) Each of the Joint Lead Arrangers and the Lenders authorises the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

26.2      Declaration of Trust
          The Trustee declares that it shall hold the Security on trust for the Finance Parties on the terms contained in this Agreement. Each of the parties to this Agreement agrees that the Trustee shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is a party (and no others shall be implied). The Finance Parties shall not have any independent power to enforce, or have recourse to, any of the Security or to exercise any rights or powers pursuant to the Security Documents except through the Trustee. The rights, powers and discretions conferred upon the Trustee by this Agreement shall be supplemental to the Trustee Act 1925 and in addition to any which may be vested in the Trustee by general law or otherwise.

26.3      Trustee's Discretions
          The Trustee may:

          (a) assume, unless it has, in its capacity as Trustee received actual notice to the contrary that (a) any representation made or deemed to be made by an Obligor in connection with the Finance Documents is true, (b) no Default has occurred and no Obligor is in breach of or default under its obligations under the Finance Documents and (c) any right, power, authority or discretion vested by any Finance Document upon a Lender or any other person has not been exercised;

          (b) refrain from acting in accordance with any instructions of the Agent (including any instructions to begin any legal action or proceedings arising out of or in connection with the Finance Documents) until it shall have received such indemnification and/or security as it may require (whether by way of payment in advance or otherwise) for all costs, claims, losses, expenses (including legal fees) and liabilities together with any applicable VAT which it will or may expend or incur in complying with those instructions.

26.4      Trustee's Obligations
          The Trustee shall promptly inform the Agent of:

          (a) the contents of any notice or document received by it in its capacity as Trustee from any Obligor under any Finance Document; and
                                      -58-

          (b) the occurrence of any Event of Default or Potential Event of Default or any default by an Obligor in the due performance of or compliance with its obligations under any Finance Document, of which the Trustee has received notice from any other party to this Agreement.

26.5      Duties of the Agent and Trustee
          (a) The Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party and the Trustee shall promptly forward to the Agent any such document.

          (b) If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Lenders.

          (c) The Agent shall promptly notify the Lenders of any Default arising under Clause 23.1 (Non-payment) and the Trustee shall promptly notify the Agent of any such Default.

          (d) The Agent's and Trustee's duties under the Finance Documents are solely mechanical and administrative in nature.

26.6      Role of the Joint Lead Arrangers
          Except as specifically provided in the Finance Documents, no Joint Lead Arranger has any obligations of any kind to any other Party under or in connection with any Finance Document.

26.7      No fiduciary duties
          (a) Nothing in this Agreement constitutes the Agent or any Joint Lead Arranger as a trustee or fiduciary of any other person.

          (b) Neither the Agent nor any Joint Lead Arranger shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

26.8      Business with the Group
          The Agent, the Joint Lead Arrangers and the Trustee may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

26.9      Rights and discretions of the Agent
          (a)  The Agent may rely on:

               (i) any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

               (ii) any statement  made by a director,  authorised  signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

          (b) The Agent may assume (unless they have received notice to the contrary in their capacity as agent or trustee for the Lenders) that:

               (i) no Default has occurred (unless it has actual knowledge of a Default arising under Clause 23.1 (Non-payment));

               (ii) any right,  power,  authority  or  discretion  vested in any
                    Party or the Majority Lenders has not been exercised; and

               (iii)any  notice  or  request   made  by  SVIIT   (other  than  a
                    Utilisation Request) is made on behalf of and with the consent and knowledge of the Platinum Trust.

          (c) The Agent and the Trustee may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

          (d) The Agent and the Trustee may act in relation to the Finance Documents through their personnel and agents.

26.10     Majority Lenders' instructions
          (a) Unless a contrary indication appears in a Finance Document, the Agent shall (a) act in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from acting or exercising any right, power, authority or discretion vested in it as Agent) and (b) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with such an instruction of the Majority Lenders.

          (b) Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Lenders and the Joint Lead Arrangers.

          (c) The Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated
               VAT) which it may incur in complying with the instructions.

          (d) In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

          (e)  The Agent is not authorised to act on behalf of a Lender (without
               first   obtaining   that  Lender's   consent)  in  any  legal  or
               arbitration proceedings relating to any Finance Document.

26.11     Trustee's Actions
          The Trustee:

          (a) shall, except as otherwise provided, act in accordance with any instructions given to it by the Agent and shall be entitled to assume that any instructions received by it from the Agent are
               (a) duly given by or on behalf of a Finance Party in accordance with the terms of the Finance Documents and all applicable conditions have been satisfied and (b) have not been revoked unless it has received actual notice of revocation;

          (b) shall be entitled to request instructions, or clarification of any direction, from the Agent as to whether, and in what manner, it should exercise or refrain from exercising any rights, powers and discretions and the Trustee may refrain from acting unless and until those instructions or clarification are received by it;

          (c) may, in the absence of any instructions to the contrary, take such action in the exercise of any of its duties under the Finance Documents which in its absolute discretion it considers to be for the protection and benefit of all of the Finance Parties;

          (d) may, and shall if so directed by the Agent, at any time after receipt by the Trustee of notice from the Agent directing the Trustee to exercise all or any of its rights, remedies, powers or discretions, take such action as in its sole discretion it thinks fit to enforce the Security;

          (e) shall be entitled to carry out all dealings with the Finance Parties through the Agent, to give to the Agent any notice or other communication required to be given by the Trustee to the Finance Parties and to rely on a certificate from the Agent as to the amount owed to any of the Finance Parties or by any Obligor;

          (f) may place (at the cost of the Obligors) any of the Finance Documents and any other documents relating to the Security in any safe custody selected by the Trustee or with any financial institution, any company whose business includes the safe custody of documents or any firm of lawyers of good repute and the Trustee shall not be responsible for, or required to insure against, any loss incurred in connection with that deposit;

          (g) may accept without enquiry, and shall not be obliged to investigate, such right and title as each of the Obligors may have to any of the Charged Property and shall not be liable for or bound to require any Obligor to remedy any defect in its right or title; and

          (h) may refrain from doing anything which in its opinion will or may be contrary to any relevant law, directive or regulation of any jurisdiction which would or might otherwise render it liable to any person, and the Trustee may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

26.12     Responsibility for documentation
          Neither the Agent nor any Joint Lead Arranger nor the Trustee:

          (a) is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, any Joint Lead Arranger, an Obligor or any other person given in or in connection with any Finance Document; or

          (b) is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document.

26.13     Exclusion of liability
          (a) Without limiting paragraph (b) below, neither the Agent nor the Trustee will be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

          (b) No Party may take any proceedings against any officer, employee or agent of the Agent or the Trustee in respect of any claim it might have against the Agent or the Trustee or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent or the Trustee may rely on this Clause. Any third party referred to in this paragraph (b) may enjoy the benefit of and enforce the terms of this paragraph in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999.

          (c) Neither the Agent nor the Trustee will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

26.14     Trustee's Exclusions
          The Trustee shall not be liable for any failure to:

          (a) require the deposit with it of any deed or document certifying, representing or constituting the title of any Obligor to any of the Charged Property;

          (b) obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any of the Finance Documents or the Security;

          (c) register, file or record or otherwise protect any of the Security (or the priority of any of the Security) under any applicable laws in any jurisdiction or to give notice to any person of the execution of any of the Finance Documents or of the Security;

          (d) take, or to require any of the Obligors to take, any steps to perfect its title to any of the Charged Property or to render the Security effective or to secure the creation of any ancillary Encumbrance under the laws of any jurisdiction; or

          (e) require any further assurances in relation to any of the Security Documents.

26.15     Lenders' indemnity to the Agent and the Trustee
          Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent and the Trustee, within three Business Days of demand, against any cost, loss or liability incurred by the Agent and the Trustee (otherwise than by reason of the Agent or the Trustee's gross negligence or wilful misconduct) in acting as Agent or Trustee under the Finance Documents (unless the Agent or Trustee has been reimbursed by an Obligor pursuant to a Finance Document).

26.16     Resignation of the Agent and the Trustee
          (a) The Agent and/or the Trustee may resign and appoint one of its Affiliates acting through an office in the United Kingdom as successor by giving notice to the Lenders and the SVIIT.

          (b) Alternatively the Agent and/or the Trustee may resign by giving notice to the Lenders and SVIIT, in which case the Majority Lenders (after consultation with SVIIT) may appoint a successor Agent and/or Trustee.

          (c) If the Majority Lenders have not appointed a successor Agent and/or the Trustee in accordance with paragraph (b) above within 30 days after notice of resignation was given, the Agent and/or Trustee (after consultation with SVIIT) may appoint a successor Agent and/or Trustee (acting through an office in the United Kingdom).

          (d) The retiring Agent or Trustee shall, at its own cost, make available to the successor Agent or Trustee such documents and records and provide such assistance as the successor Agent or Trustee may reasonably request for the purposes of performing its functions as Agent or Trustee under the Finance Documents (as the case may be).

          (e) The Agent's or Trustee's resignation notice shall only take effect upon the appointment of a successor.

          (f) Upon the appointment of a successor, the retiring Agent or Trustee shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 26. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

          (g) After consultation with SVIIT, the Majority Lenders may, by notice to the Agent or the Trustee, require it to resign in accordance with paragraph (b) above. In this event, the Agent or the Trustee shall resign in accordance with paragraph (b) above.

26.17    Delegation and Additional Trustees
         The Trustee may, at any time:

          (a) delegate by power of attorney or otherwise to any person for any period, all or any of the rights, powers and discretions vested in it by any of the Finance Documents and such delegation may be made upon such terms and conditions (including the power to sub-delegate) and subject to such restrictions as the Trustee may think fit in the interest of the Finance Parties and it shall not be bound to supervise, or be in any way responsible for any loss incurred by reason
                                      -63-
               of any misconduct or default on the part of any such delegate or sub-delegate; and

          (b) appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it (a) if it considers such appointment to be in the interests of the Finance Parties or
               (b) for the purposes of conforming to any legal requirements, restrictions or conditions which the Trustee deems to be relevant or (c) for obtaining or enforcing any judgement in any jurisdiction, and the Trustee shall give prior notice to the Obligors and the Agent of any such appointment. Any person so appointed (subject to the terms of this Agreement) shall have such rights, powers and discretions (not exceeding those conferred on the Trustee by this Agreement) and such duties and obligations as are conferred or imposed by the instrument of appointment. The remuneration the Trustee may pay to any such person, and any costs and expenses incurred by such person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Trustee.

26.18     Business with the Group
          The Agent, any Joint Lead Arranger and the Trustee may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

26.19     Insurance by Trustee
          The Trustee shall not be under any obligation to insure any of the Charged Property, to require any other person to maintain any insurance or to verify any obligation to arrange or maintain insurance contained in the Finance Documents. The Trustee shall not be responsible for any loss which may be suffered by any person as a result of the lack of or inadequacy of any such insurance. Where the Trustee is named on any insurance policy as an insured party, it shall not be responsible for any loss which may be suffered by reason of, directly or indirectly, its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless any Finance Party shall have requested it to do so in writing and the Trustee shall have failed to do so within fourteen days after receipt of that request.

26.20     Manner of enforcement
          Each of the Obligors waives, to the extent permitted under applicable law, all rights it may otherwise have to require that the Security be enforced in any particular order or manner or at any particular time or that any sum received or recovered from any person, or by virtue of the enforcement of the Security or any other encumbrance, which is capable of being applied in or towards discharge of any of the Secured Obligations is so applied.

26.21     Winding-up of Trust and Perpetuity Period
          If the Trustee, with the approval of the Agent, determines that (a) all of the Secured Obligations and all other obligations secured by any of the Security Documents, have been fully and finally discharged and (b) none of the Lenders is under any commitment, obligation or liability (whether actual or contingent) to make a Loan or provide other financial accommodation to any Obligor pursuant to the Finance Documents, the trusts set out in this Agreement shall be wound up. At that time the Trustee shall release, without recourse or warranty, all of the Security then held by it and the rights of the Trustee under each of the Security Documents, at which time each of the Trustee, the Agent, the Lenders and the Obligors shall be released from its obligations in respect of these trusts and the Security (save for those which arose prior to such winding-up). The perpetuity period under the rule against perpetuities, if applicable to this Agreement, shall be the period of eighty years from the date of this Agreement.

26.22     Confidentiality
          (a) In acting as agent for the Finance Parties, the Agent and the Trustee shall be regarded as acting through their agency or trust divisions (as the case may be) which shall be treated as separate entities from any other of its divisions or departments.

          (b) If information is received by another division or department of the Agent or the Trustee, it may be treated as confidential to that division or department and the Agent or the Trustee shall not be deemed to have notice of it.

          (c) Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor any Joint Lead Arranger nor the Trustee are obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

26.23     Relationship with the Lenders

          (a) The Agent and the Trustee may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

          (b) Each Lender shall supply the Agent and the Trustee with any information required by the Agent or the Trustee in order to calculate the Mandatory Cost in accordance with Schedule 4 (Mandatory Cost formulae).

26.24     Credit appraisal by the Lenders
          Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Agent and the Trustee and each Joint Lead Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

          (a) the financial condition, status and nature of each member of the Group;

          (b) the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

          (c) whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets
               under  or  in   connection   with  any

               Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

          (d) the adequacy, accuracy and/or completeness of any information provided by the Agent, the Trustee, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

26.25     Lenders' tax status confirmation
          Each Lender confirms in favour of the Agent, the Trustee and the Obligors on the date of this Agreement or, in the case of a Lender which becomes a Party pursuant to a transfer or assignment, on the date on which the relevant transfer or assignment becomes effective that either:

          (a) it is not resident for Tax purposes in the United Kingdom and is beneficially entitled to its share of the Loan and associated interest; or

          (b) it is a bank as defined for the purposes of section 349 of the Taxes Act and is beneficially entitled to its share of the Loan and associated interest,

          and each Lender shall promptly notify the Agent and the Trustee if there is any change in its position from that set out above.

26.26     Reference Banks
          If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Agent shall (in consultation with SVIIT) appoint another Lender or an Affiliate of a Lender to replace that Reference Bank.

27.       CONDUCT OF BUSINESS BY THE FINANCE PARTIES

          No provision of this Agreement will:

          (a) interfere with the right of any Finance Party to arrange its affairs (Tax or otherwise) in whatever manner it thinks fit;

          (b) oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

          (c) oblige any Finance Party to disclose any information relating to its affairs (Tax or otherwise) or any computations in respect of Tax.
                                      -66-

28.       SHARING AMONG THE LENDERS

28.1      Payments to Lenders
          If a Lender (a "Recovering Lender") receives or recovers any amount from an Obligor other than in accordance with Clause 29 (Payment mechanics) and applies that amount to a payment due under the Finance Documents then:

          (a) the Recovering Lender shall, within three Business Days, notify details of the receipt or recovery, to the Agent;

          (b) the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Lender would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 29 (Payment mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

          (c) the Recovering Lender shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Lender as its share of any payment to be made, in accordance with Clause 29.5 (Partial payments).

28.2      Redistribution of payments
          The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Lender) in accordance with Clause 29.5 (Partial payments).

28.3      Recovering Lender's rights
          (a) On a distribution by the Agent under Clause 28.2 (Redistribution of payments), the Recovering Lender will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

          (b) If and to the extent that the Recovering Lender is not able to rely on its rights under paragraph (a) above, the relevant Obligor shall be liable to the Recovering Lender for a debt equal to the Sharing Payment which is immediately due and payable.

28.4      Reversal of redistribution
          If any part of the Sharing Payment received or recovered by a Recovering Lender becomes repayable and is repaid by that Recovering Lender, then:

          (a) each Lender which has received a share of the relevant Sharing Payment pursuant to Clause 28.2 (Redistribution of payments) shall, upon request of the Agent, pay to the Agent for account of that Recovering Lender an amount equal to its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Lender for its proportion of any interest on the Sharing Payment which that Recovering Lender is required to pay); and

          (b) that Recovering Lender's rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing Lender for the amount so reimbursed.

28.5      Exceptions
          (a) This Clause 28 shall not apply to the extent that the Recovering Lender would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

          (b) A Recovering Lender is not obliged to share with any other Lender any amount which the Recovering Lender has received or recovered as a result of taking legal or arbitration proceedings, if:

               (i) it notified the other Lenders of the legal or arbitration proceedings; and

               (ii) the other Lender had an  opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice or did not take separate legal or arbitration proceedings.

                                   SECTION 11
                                 ADMINISTRATION

29.       PAYMENT MECHANICS

29.1      Payments to the Agent
          (a) On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

          (b) Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in a Participating Member State or London) with such bank as the Agent specifies.

29.2      Distributions by the Agent
          Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 29.3 (Distributions to an Obligor) and Clause 29.4 (Clawback) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days' notice with a bank in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London).

29.3      Distributions to an Obligor
          The Agent may (with the consent of the Obligor or in accordance with Clause 30 (Set-off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

29.4      Clawback
          (a) Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

          (b) If the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

29.5      Partial payments
          (a) If the Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

               (i) first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent, the Trustee and the Joint Lead Arrangers under the Finance Documents;

               (ii) secondly,  in or  towards  payment  pro rata of any  accrued interest or commission due but unpaid under this Agreement;

               (iii)thirdly,  in or towards  payment  pro rata of any  principal due but unpaid under this Agreement; and

               (iv) fourthly,  in or towards  payment  pro rata of any other sum due but unpaid under the Finance Documents.

          (b) The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (a)(iv) above.

          (c) Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

29.6      No set-off by Obligors
          All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

29.7      Business Days
          (a) Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

          (b) During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal at the rate payable on the original due date.

29.8      Currency of account
          (a) Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.

          (b) A repayment of a Loan or Unpaid Sum or a part of a Loan or Unpaid Sum shall be made in the currency in which that Loan or Unpaid Sum is denominated on its due date.

          (c) Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

          (d) Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.
                                      -70-

          (e) Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

          (f) For the purpose of or pending the discharge of any of the Secured Obligations the Trustee may convert any moneys received or recovered by it from one currency to another, at the spot rate at which the Trustee is able to purchase the currency in which the Secured Obligations are due with the amount received. The obligations of any Obligor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

29.9      Change of currency
          (a) Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

               (i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with SVIIT); and

               (ii) any  translation  from  one  currency  or  currency  unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

          (b) If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with SVIIT) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

29.10     Application of Proceeds by Trustee
          All moneys from time to time received or recovered by the Trustee in connection with the realisation or enforcement of all or any part of the Security shall be held by the Trustee on trust to apply them at such times as the Trustee sees fit, to the extent permitted by applicable law (subject to the provisions of this Clause), in the following order of priority:

          (a) in discharging any sums owing to the Trustee (in its capacity as trustee), any Receiver or any Delegate;

          (b) in payment to the Agent, on behalf of the Lenders, for application towards the discharge of all sums due and payable by any Obligor under any of the Finance Documents in the order set out in Clause 29.5 above;

          (c) if none of the Obligors is under any further actual or contingent liability under any Finance Document, in payment to any person to whom the Trustee is obliged to pay in priority to any Obligor; and

          (d)  the balance, if any, in payment to the relevant Obligor.

29.11     Investment of Proceeds by Trustee
          Prior to the application of the proceeds of the Security in accordance with Clause 29.10 (Application of Proceeds by Trustee) the Trustee may, at its discretion, hold all or part of those proceeds in an interest bearing suspense or impersonal account(s) in the name of the Trustee or Agent with such financial institution (including itself) for so long as the Trustee shall think fit (the interest being credited to the relevant account) pending the application from time to time of those monies at the Trustee's discretion in accordance with the provisions of this Clause.

29.12     Permitted Deductions by Trustee
          The Trustee shall be entitled (a) to set aside by way of reserve amounts required to meet and (b) to make and pay, any deductions and withholdings (on account of Taxes or otherwise) which it is or may be required by any applicable law to make from any distribution or payment made by it under this Agreement, and to pay all Taxes which may be assessed against it in respect of any of the Charged Property, or as a consequence of performing its duties, or by virtue of its capacity as Trustee under any of the Finance Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

29.13     Discharge of Secured Obligations
          Each of the Obligors agrees that the Secured Obligations shall only be discharged to the extent of the receipts by or recoveries of the Trustee pursuant to the enforcement of the Security. Any payment to be made in respect of the Secured Obligations by the Trustee may be made to the Agent and any payment so made shall be a good discharge to the extent of such payment, to the Trustee.

29.14     Sums received by Obligors
          If any of the Obligors receives any sum which, pursuant to any of the Finance Documents, should have been paid to the Trustee, that sum shall be held by that Obligor on trust for the Lenders and shall promptly be paid to the Trustee for application in accordance with this Clause.

30.       SET-OFF

          A Finance Party may, whilst an Event of Default is continuing, set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

31.       NOTICES

31.1      Communications in writing
          Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax, letter or telex.

31.2      Addresses
          The address, fax number and telex number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

          (a)  in the case of each Obligor, that identified with its name below;

          (b) in the case of each Lender, that notified in writing to the Agent on or prior to the date on which it becomes a Party;

          (c)  in the case of the Agent,  that  identified  with its name below;
               and

          (d)  in the case of the Trustee, that identified with its name below,

          or any substitute address, fax number, telex number or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days' notice.

31.3      Delivery

          (a) Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

               (i)  if by way of fax, when received in legible form; or

               (ii) if by way of letter,  when it has been left at the  relevant address or two Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address; or

               (iii)if by way of  telex,  when  despatched,  but only if, at the time of transmission, the correct answerback appears at the start and at the end of the sender's copy of the notice;

          and, if a particular department or officer is specified as part of its address details provided under Clause 31.2 (Addresses), if addressed to that department or officer.

          (b) Any communication or document to be made or delivered to the Agent or the Trustee will be effective only when actually received by the Agent or the Trustee and then only if it is expressly marked for the attention of the department or officer identified with the Agent's or Trustee's signature below (or any substitute department or officer as the Agent or Trustee shall specify for this purpose).

          (c) All notices from or to an Obligor shall be sent through the Agent.

          (d) Any communication or document made or delivered to SVIIT in accordance with this Clause will be deemed to have been made or delivered to each of the Obligors.

31.4      Notification of address, fax number and telex number
          Promptly upon receipt of notification of an address, fax number and telex number or change of address, fax number or telex number pursuant to Clause 31.2 (Addresses) or changing its own address, fax number or telex number, the Agent shall notify the other Parties.

31.5      English language

          (a) Any notice given under or in connection with any Finance Document must be in English.

          (b) All other documents provided under or in connection with any Finance Document must be:

               (i)  in English; or

               (ii) if  not  in  English,  and  if so  required  by  the  Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

32.       CALCULATIONS AND CERTIFICATES

32.1      Accounts
          In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

32.2      Certificates and Determinations
          Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of proven error, conclusive evidence of the matters to which it relates.

32.3      Day count convention
          Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

33.       PARTIAL INVALIDITY

          If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

34.       REMEDIES AND WAIVERS

          No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

35.       AMENDMENTS AND WAIVERS

35.1      Required consents

          (a) Subject to Clause 35.2 (Exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders (such consent not to be unreasonably withheld or delayed) and the Obligors and any such amendment or waiver will be binding on all Parties.

          (b) The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause.

35.2      Exceptions

          (a) An amendment or waiver that has the effect of changing or which relates to:

               (i)    the   definition   of  "Majority   Lenders"  in  Clause
                      1.1 (Definitions);

               (ii) an extension to the date of payment of any amount under the Finance Documents;

               (iii) a reduction in the Margin or the amount of any payment of principal, interest, fees or commission payable;

               (iv)   an increase in Commitment;

               (v)    a change to a Borrower or a Guarantor;

               (vi) any provision which expressly requires the consent of all the Lenders;

               (vii) Clause 2.2 (Lenders' rights and obligations), Clause 24 (Changes to the Lenders) or this Clause 35; or

               (viii) any release of the security constituted by the Debentures,

               shall not be made without the prior consent of all the Lenders.

          (b) An amendment or waiver which relates to the rights or obligations of the Agent or any Joint Lead Arranger may not be effected without the consent of the Agent or the Joint Lead Arrangers.

35.3      Amendments by Trustee
          Unless the provisions of any Finance Document expressly provide otherwise, the Trustee may, if authorised by a Lender, amend the terms of, waive any of the requirements of, or grant consents under, any of the Security Documents, any such amendment, waiver or consent being binding on all the parties to this Agreement provided that

          (a) the prior consent of all of the Lenders is required to authorise any amendment of any Security Document which would affect the nature or the scope of the Charged Property or the manner in which proceeds of enforcement are distributed; and

          (b)  no  waiver  or  amendment   may  impose  any  new  or  additional
               obligations on any person without the consent of that person.

35.4      Releases by Trustee
          Upon a disposal of any of the Charged Property (a) pursuant to the enforcement of the Security by a Receiver or the Trustee or (b) if such disposal is permitted under the Finance Documents, the Trustee shall (at the cost of the Obligor) release that property from the Security and is authorised to execute, without the need for any further authority from the Lenders, any release of the Security or other claim over that asset and to issue any certificates of non-crystallisation of floating charges that may be required or desirable.

36.       COUNTERPARTS
          Each Finance  Document may be executed in any number of  counterparts,

          and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

37.       TRUSTEE

          The Finance Parties agree that Barings (Guernsey) Limited is entering into this Agreement in its capacity as trustee of the Platinum Trust and not in its personal capacity and with the intent (so far as it lawfully can or may) of binding any other person for the time being filling the office of trustee of the Platinum Trust in its capacity as such trustee, but not further or otherwise or, with respect to any person (including Barings (Guernsey) Limited) who has been a trustee of the Platinum Trust, at any time after any such person has ceased to be such a trustee. The Finance Parties further agree that the liability of the Platinum Trust hereunder is limited to the extent of the Trust Assets from time to time, and that nothing in this Agreement shall oblige Barings (Guernsey) Limited (or any other person to become trustee of Platinum Trust in its place) to make any payment out of any assets which may from time to time be held or owned by it (or any such other person as aforesaid) which are not part of the Trust Assets.

                                   SECTION 12
                          GOVERNING LAW AND ENFORCEMENT

38.       GOVERNING LAW

          This Agreement is governed by English law.

39.       ENFORCEMENT

39.1      Jurisdiction of English courts

          (a) The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a "Dispute").

          (b)  The  Parties  agree  that  the  courts  of  England  are the most
               appropriate   and  convenient   courts  to  settle  Disputes  and
               accordingly no Party will argue to the contrary.

          (c) This Clause 39.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

39.2      Service of process
          Without prejudice to any other mode of service allowed under any relevant law, the Platinum Trust:

          (a) irrevocably appoints SVIIT as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document and SVIIT hereby irrevocably accepts such appointment; and

          (b)  agrees  that  failure by a process  agent to notify the  Platinum
               Trust  of  the  process  will  not  invalidate  the   proceedings
               concerned.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

                                   SCHEDULE 1
                              THE ORIGINAL LENDERS


Name of Original Lender                                   Commitment
The Governor and Company of the Bank of Scotland          EUR142,500,000
The Royal Bank of Scotland plc                            EUR142,500,000

                                   SCHEDULE 2
                              CONDITIONS PRECEDENT


1.        Original Obligors

          (a)  A copy of the constitutional documents of each Obligor.

          (b) A copy of a resolution of the board of directors (and, if relevant, a committee of its board of directors) of SVIIT:

               (i) approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

               (ii) authorising  a  specified  person or persons to execute  the
                    Finance Documents to which it is a party on its behalf; and

               (iii)authorising  a specified  person or persons,  on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

          (c) A copy of a resolution of the board of directors of Schroder Venture Managers (Guernsey) Limited:

               (i) approving the terms of, and the transactions contemplated by, the Finance Documents to which the Platinum Trust is a party and resolving that it execute such Finance Documents;

               (ii) authorising  a  specified  person or persons to execute  the
                    Finance  Documents to which the  Platinum  Trust is a party;
                    and

               (iii)authorising  a specified  person or persons on behalf of the
                    Platinum Trust to sign and/or dispatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or dispatched by the Platinum Trust under or in connection with the Finance Documents to which it is a party.

          (d) A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) or paragraph (c) above.

          (e) A certificate of each Obligor (signed, as applicable, by a director of SVIIT or Barings (Guernsey) Limited) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on any Obligor to be exceeded.

          (f) A certificate of an authorised signatory of the relevant Obligor certifying that each copy document relating to it specified in this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

2.        Legal opinions

          (a) A legal opinion of Clifford Chance LLP, legal advisers to the Arranger and the Agent in England, substantially in the form distributed to the Original Lender prior to signing this Agreement.

          (b) A legal opinion of Carey Langlois in relation to the laws of Guernsey, substantially in the form distributed to the Original Lender prior to signing this Agreement.

3.        Other documents and evidence

          (a)  Duly executed copies of the Debentures.

          (b) A copy of any other Authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable (if it has notified the SVIIT accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

          (c)  The Original Financial Statements of each Original Obligor.

          (d) Evidence that the fees, costs and expenses then due from the Obligors pursuant to Clause 12 (Fees) and Clause 17 (Costs and expenses) have been paid or will be paid by the first Utilisation Date.

          (e)  Evidence   satisfactory   to  the   Agent   that   the   existing
               EUR140,000,000 facility provided by The Royal Bank of Scotland plc pursuant to a facility agreement dated 24 April 1998 will be repaid (if drawn) and cancelled in full by no later than the date of the first Utilisation under this Agreement and that simultaneously therewith all security granted in connection therewith will be released.

                                   SCHEDULE 3
                                    REQUESTS


                               Utilisation Request

From:    [Borrower]

To:      The Royal Bank of Scotland plc

Dated:

Dear Sirs

   Schroder Ventures International Investment Trust plc and the Platinum Trust
                        EUR285,000,000 Facility Agreement
           dated 16 March 2001 as amended and restated on 16 June 2003
                           (the "Facility Agreement")

1.      We wish to borrow a Loan on the following terms:

        Proposed Utilisation Date:         [     ]  (or,  if  that  is  not  a
                                           Business Day, the next Business Day)

        Currency of Loan:                  [     ]

        Amount:                            [     ]  or, if less, the Available
                                           Facility

        Interest Period:                   [     ]

2. We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

3.      The proceeds of this Loan should be credited to [account].

4.      This Utilisation Request is irrevocable.

                                Yours faithfully



                            ........................
                            authorised signatory for
                           [name of relevant Borrower]

                                   SCHEDULE 4
                             MANDATORY COST FORMULA

1. The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2. On the first day of each Interest Period (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the "Additional Cost Rate") for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Agent as a weighted average of the Lenders' Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant
     Loan) and will be expressed as a percentage rate per annum.

3. The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Lender to the Agent. This percentage will be certified by that Lender in its notice to the Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender's participation in all Loans made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office.

4. The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Agent as follows:

     (a)  in relation to a sterling Loan:

                           AB + C(B - D )+ E x 0.01
                           ________________________ per cent. per annum

                                  100 - (A + C)

     (b)  in relation to a Loan in any currency other than sterling:

                               E x 0.01
                               ________  per cent. per annum.

                                 300

     Where:

     A is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

     B is the percentage rate of interest (excluding the Margin and the Mandatory Cost and, if the Loan is an Unpaid Sum, the additional rate of interest specified in paragraph (a) of Clause 9.3 (Default Interest) payable for the relevant Interest Period on the Loan.

     C is the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

     D is the percentage rate per annum payable by the Bank of England to the Agent on interest bearing Special Deposits.

     E is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Agent pursuant to paragraph 7 below and expressed in pounds per GBP1,000,000.

5.   For the purposes of this Schedule:

     (a) "Eligible Liabilities" and "Special Deposits" have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

     (b) "Fees Rules" means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

     (c) "Fee Tariffs" means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

     (d) "Tariff Base" has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6. In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7. If requested by the Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per GBP1,000,0000 of the Tariff Base of that Reference Bank.

8. Each Lender shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

     (a)  the jurisdiction of its Facility Office; and

     (b) any other information that the Agent may reasonably require for such purpose.

     Each Lender shall promptly notify the Agent of any change to the information provided by it pursuant to this paragraph.

9. The percentages of each Lender for the purpose of A and C above and the rates of charge of each Reference Bank for the purpose of E above shall be determined by the Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Lender notifies the Agent to the contrary, each Lender's obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

10. The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11. The Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 7 and 8 above.

12. Any determination by the Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

13. The Agent may from time to time, after consultation with SVIIT and the Lenders, determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all Parties.

                                   SCHEDULE 5
                          FORM OF TRANSFER CERTIFICATES


                                     Part I

To:      The Royal Bank of Scotland as Agent

From: [The Existing Lender] (the "Existing Lender") and [The New Lender] (the "New Lender")

Dated:

   Schroder Ventures International Investment Trust plc and the Platinum Trust
                        EUR285,000,000 Facility Agreement
           dated 16 March 2001 as amended and restated on 16 June 2003
                           (the "Facility Agreement")

1.   We refer to Clause 24.5 (Procedure for transfer):

     (a) The Existing Lender and the New Lender agree to the Existing Lender and the New Lender transferring by novation all or part of the Existing Lender's Commitment, rights and obligations referred to in the Schedule in accordance with Clause 24.5 (Procedure for transfer).

     (b)  The proposed Transfer Date is [     ].

     (c) The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 31.2 (Addresses) are set out in the Schedule.

2.   The New Lender  expressly  acknowledges  the  limitations  on the  Existing
     Lender's   obligations  set  out  in  paragraph   24.4(c)  of  Clause  24.4
     (Limitation of responsibility of Existing Lenders).

3.   This Transfer Certificate is governed by English law.


                                  THE SCHEDULE

               Commitment/rights and obligations to be transferred

                            [insert relevant details]
   [Facility Office address, fax number and attention details for notices and account details for payments,]



       [Existing Lender]                    [New Lender]
       By:                                  By:

This  Transfer  Certificate  is  accepted by the Agent and the  Transfer  Date
is  confirmed  as [       ].

[Agent]

By:

                                     Part II
                         LMA Transfer Certificate (Par)

BANK:                                                         Date:

TRANSFEREE:

This Transfer Certificate is entered into pursuant to (i) the agreement (the "Sale Agreement") evidenced by the Confirmation dated between the Bank and the Transferee (acting directly or through their respective agents) and (ii) the Credit Agreement.

On the Transfer Date, the transfer by way of novation from the Bank to the Transferee on the terms set out herein and in the Credit Agreement shall become effective subject to:-

     (i) the Sale Agreement and the terms and conditions incorporated in the Sale Agreement;

     (ii) the terms and conditions annexed hereto; and

     (iii) the Schedule annexed hereto,

all of which are incorporated herein by reference.

The Bank                                           The Transferee
[            ]                                     [               ]
By:                                                By:

                                  The Schedule


Credit Agreement Details:
Borrower(s):                                                    _________________________________________
Credit Agreement Dated                                          _________________________________________
Guarantor(s):                                                   _________________________________________
Agent Bank:                                                     (  )No   (  ) Yes(specify)_______________
Security:                                                       _________________________________________
Total Facility Amount:                                          _________________________________________
Governing Law:                                                  _________________________________________
Additional Information:                                         _________________________________________

Transfer Details:
Name of Tranche Facility:                                       _________________     __________________
Nature (Revolving, Term, Acceptances
   Guarantee/Letter of Credit, Other):                          _________________     __________________
Final Maturity:                                                 _________________     __________________
Participation Transferred
Commitment transferred 1                                        _________________     __________________
      Drawn Amount (details below):1                            _________________     __________________
      Undrawn Amount:1                                          _________________     __________________
Settlement Date:                                                _________________________________________
Details of outstanding Credits1
      Specify in respect of each Credit:
      Transferred Portion (amount):                             _________________
      Tranche/Facility:                                         _________________
      Nature:                                                   (  ) Term  (  ) Revolver (  ) Acceptance (  ) Guarantee/Letter of
                                                                Credit  (  ) Other (specify) _________________
      (  )  Details of other Credits are set out on the
            attached sheet

Administration Details
Bank's Receiving Account:                                       ________________________________
Transferee's Receiving Account:                                 ________________________________

Addresses
Bank                                                            Transferee
[                                ]                              [                                   ]
Address:                                                        Address:
Telephone:                                                      Telephone:
Facsimile:                                                      Facsimile:
Telex:                                                          Telex:
Attn/Ref                                                        Attn/Ref

-----------------------------------------------------------------------------
1 As at the date of the Transfer Certificate


                              TERMS AND CONDITIONS

These are the Terms and Conditions applicable to the transfer certificate including the Schedule thereto (the "Transfer Certificate") to which they are annexed.

1.        Interpretation

          In these Terms and Conditions words and expressions shall (unless otherwise expressly defined herein) bear the meaning given to them in the Transfer Certificate, the Credit Agreement or the Sale Agreement.

2.        Transfer

          The Bank requests the Transferee to accept and procure the transfer by novation of all or a part (as applicable) of such participation of the Bank under the Credit Agreement as is set out in the relevant part of the Transfer Certificate under the heading "Participation Transferred" (the "Purchased Assets") by counter-signing and delivering the Transfer Certificate to the Agent at its address for the service of notice specified in the Credit Agreement. On the Transfer Date the Transferee shall pay to the Bank the Settlement Amount as specified in the pricing letter between the Bank and the Transferee dated the date of the Transfer Certificate (adjusted, if applicable, in accordance with the Sale Agreement) and completion of the transfer will take place.

3.        Effectiveness of Transfer

          The Transferee hereby requests the Agent to accept the Transfer Certificate as being delivered to the Agent pursuant to and for the purposes of the Credit Agreement so as to take effect in accordance with the terms of the Credit Agreement on the Transfer Date or on such later date as may be determined in accordance with the terms thereof.

4.        Transferee's Undertaking

          The Transferee hereby undertakes with the Agent and the Bank and each of the other parties to the Credit Documentation that it will perform in accordance with its terms all those obligations which by the terms thereof will be assumed by it after delivery of the Transfer Certificate to the Agent and satisfaction of the conditions (if any) subject to which the Transfer Certificate is to take effect.

5.        Payments

5.1       Place
          All payments by either party to the other under the Transfer Certificate shall be made to the Receiving Account of that other party. Each party may designate a different account as its Receiving Account for payment by giving the other not less than five Business Days notice before the due date for payment.

5.2       Funds
          Payments under the Transfer Certificate shall be made in the currency in which the amount is denominated for value on the due date at such times and in such funds as are customary at the time for settlement of transactions in that currency.

6.        The Agent

          The Agent shall not be required to concern itself with the Sale Agreement and may rely on the Transfer Certificate without taking account of the provisions of such agreement.

7.        Assignment of Rights

          The Transfer Certificate shall be binding upon and enure to the benefit of each party and its successors and permitted assigns provided that neither party may assign or transfer its rights thereunder without the prior written consent of the other party.

8.        Governing Law and Jurisdiction

          The Transfer Certificate (including, without limitation, these Terms and Conditions) shall be governed by and construed in accordance with the laws of England, and the parties submit to the non-exclusive jurisdiction of the English courts.

          Each party irrevocably appoints the person described as process agent (if any) specified in the Sale Agreement to receive on its behalf service of any action, suit or other proceedings in connection with the Transfer Certificate. If any person appointed as process agent ceases to act for any reason the appointing party shall notify the other party and shall promptly appoint another person incorporated within England and Wales to act as its process agent.

                                   SCHEDULE 6
                         FORM OF COMPLIANCE CERTIFICATE


To:      The Royal Bank of Scotland plc as Agent

From:    Schroder Ventures International Investment Trust plc

Dated:

Dear Sirs

   Schroder Ventures International Investment Trust plc and the Platinum Trust
                        EUR285,000,000 Facility Agreement
           dated 16 March 2001 as amended and restated on 16 June 2003
                           (the "Facility Agreement")

1.        We refer to the Facility Agreement.  This is a Compliance Certificate.

2.        We confirm that:

          (a) Consolidated Gross Borrowings are [ ] and Consolidated Adjusted Investment Assets are [ ]. Consequently, Consolidated Gross Borrowings are [ ]% of Consolidated Adjusted Investment Assets and SVIIT is [in compliance with/in breach of] Clause 21.2 of the Facility Agreement; and

          (b) Consolidated Gross Borrowings of Barings (Guernsey) Limited as trustee of the Platinum Trust are [ ] and the Total Commitments are currently [ ]. Consequently, Consolidated Gross Borrowings of Barings (Guernsey) Limited as trustee of the Platinum Trust are []% of Total Commitments and SVIIT is [in compliance with/in breach of] Clause 21.2 of the Facility Agreement.

3.        Calculations

          The figures referred to in paragraph 2 above are shown in the attached financial statements.

4.        Valuations

          [The portfolio valuation referred to in Clause 20.1(c) is [ ]/[The portfolio valuation referred to in Clause 21.4 is [ ]].

5.        [We confirm that no Default is continuing.] *

Signed:       -----------------------
              Chief Financial Officer
              Of
              Schroder Ventures International
              Investment Trust plc
Signed:       -----------------------
              Secretary

-----------------------------------------------------------------------------
* If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.

              Of
              Schroder Ventures International
              Investment Trust plc

                                   SCHEDULE 7

                     LMA FORM OF CONFIDENTIALITY UNDERTAKING


                       LMA CONFIDENTIALITY LETTER (SELLER)

                  [Letterhead of Seller/Seller's agent/broker]

To:

============================================
                                             [insert name of Potential
                                             Purchaser/Purchaser's agent/broker]
============================================


Re:      The Agreement
============================================
Borrowers:
Date:
Amount:
Agent:
============================================


Dear Sirs

We understand that you are considering [acquiring]/[arranging the acquisition of] an interest in the Agreement (the "Acquisition"). In consideration of us agreeing to make available to you certain information, by your signature of a copy of this letter you agree as follows:

1. Confidentiality Undertaking You undertake (a) to keep the Confidential Information confidential and not to disclose it to anyone except as provided for by paragraph 2 below and to ensure that the Confidential Information is protected with security measures and a degree of care that would apply to your own confidential information, (b) to use the Confidential Information only for the Permitted Purpose, (c) to use all reasonable endeavours to ensure that any person to whom you pass any Confidential Information (unless disclosed under paragraph 2(c) below) acknowledges and complies with the provisions of this letter as if that person were also a party to it, and (d) not to make enquiries of any member of the Group or any of their officers, directors, employees or professional advisers relating directly or indirectly to the Acquisition.

2.   Permitted   Disclosure   We  agree  that  you  may  disclose   Confidential
     Information:

     (a) to members of the Purchaser Group and their officers, directors, employees and professional advisers to the extent necessary for the Permitted Purpose and to any auditors of members of the Purchaser Group;

     (b) subject to the requirements of the Agreement, to any person to (or through) whom you assign or transfer (or may potentially assign or transfer) all or any of the rights, benefits and obligations which you may acquire under the Agreement or with (or through) whom you enter into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, the Agreement or the Borrowers or any member of the Group so long as that person has delivered a letter to you in equivalent form to this letter; and

     (c) (i) where requested or required by any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body, (ii) where required by the rules of any stock exchange on which the shares or other securities of any member of the Purchaser Group are listed or (iii) where required by the laws or regulations of any country with jurisdiction over the affairs of any member of the Purchaser Group.

3. Notification of Required or Unauthorised Disclosure You agree (to the extent permitted by law) to inform us of the full circumstances of any disclosure under paragraph2(c) or upon becoming aware that Confidential Information has been disclosed in breach of this letter.

4. Return of Copies If we so request in writing, you shall return all Confidential Information supplied to you by us and destroy or permanently erase all copies of Confidential Information made by you and use all reasonable endeavours to ensure that anyone to whom you have supplied any Confidential Information destroys or permanently erases such Confidential Information and any copies made by them, in each case save to the extent that you or the recipients are required to retain any such Confidential Information by any applicable law, rule or regulation or by any competent judicial, governmental, supervisory or regulatory body or in accordance with internal policy, or where the Confidential Information has been disclosed under paragraph2(c) above.

5. Continuing Obligations The obligations in this letter are continuing and, in particular, shall survive the termination of any discussions or negotiations between you and us. Notwithstanding the previous sentence, the obligations in this letter shall cease (a) if you become a party to or otherwise acquire (by assignment or sub-participation) an interest, direct or indirect, in the Agreement or (b) twelve months after you have returned all Confidential Information supplied to you by us and destroyed or permanently erased all copies of Confidential Information made by you (other than any such Confidential Information or copies which have been disclosed under paragraph 2 above (other than sub-paragraph 2(a)) or which, pursuant to paragraph 4 above, are not required to be returned or destroyed).

6. No Representation; Consequences of Breach, etc You acknowledge and agree that:

     (a) neither we, [nor our principal] nor any member of the Group nor any of our or their respective officers, employees or advisers (each a "Relevant Person") (i) make any representation or warranty, express or implied, as to, or assume any responsibility for, the accuracy, reliability or completeness of any of the Confidential Information or any other information supplied by us or the assumptions on which it is based or (ii) shall be under any obligation to update or correct any inaccuracy in the Confidential Information or any other information supplied by us or be otherwise liable to you or any other person in respect to the Confidential Information or any such information; and

          (b) we [or our principal] or members of the Group may be irreparably harmed by the breach of the terms hereof and damages may not be an adequate remedy; each Relevant Person may be granted an injunction or specific performance for any threatened or actual breach of the provisions of this letter by you.

7. No Waiver; Amendments, etc This letter sets out the full extent of your obligations of confidentiality owed to us in relation to the information the subject of this letter. No failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privileges hereunder. The terms of this letter and your obligations hereunder may only be amended or modified by written agreement between us.

8. Inside Information You acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation relating to insider dealing and you undertake not to use any Confidential Information for any unlawful purpose.

9. Nature of Undertakings The undertakings given by you under this letter are given to us and (without implying any fiduciary obligations on our part) are also given for the benefit of [our principal,] the Borrowers and each other member of the Group.

10.  Third party rights

     (a) Subject to paragraph 6 and paragraph 9 the terms of this letter may be enforced and relied upon only by you and us and the operation of the Contracts (Rights of Third Parties) Act 1999 is excluded.

     (b) Notwithstanding any provisions of this letter, the parties to this letter do not require the consent of any Relevant Person or any member of the Group to rescind or vary this letter at any time.

11. Governing Law and Jurisdiction This letter (including the agreement constituted by your acknowledgement of its terms) shall be governed by and construed in accordance with the laws of England and the parties submit to the non-exclusive jurisdiction of the English courts.

12. Definitions In this letter (including the acknowledgement set out below) terms defined in the Agreement shall, unless the context otherwise requires, have the same meaning and:

     "Confidential Information" means any information relating to the Borrowers, the Group, the Agreement and/or the Acquisition provided to you by us or any of our affiliates or advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that (a) is or becomes public knowledge other than as a direct or indirect result of any breach of this letter or (b) is known by you before the date the information is disclosed to you by us or any of our affiliates or advisers or is lawfully obtained by you thereafter, other than from a source which is connected with the Group and which, in either case, as far as you are aware, has not been obtained in violation of, and is not otherwise subject to, any obligation of confidentiality;

     "Group" means the Borrowers and each of their respective holding companies and subsidiaries and each subsidiary of each of its holding companies (as each such term is defined in the Companies Act 1985);

     "Permitted Purpose" means subject to the terms of this letter, passing on information to a prospective purchaser for the purpose of considering and evaluating whether to enter into the Acquisition; and

     "Purchaser   Group"  means  you,   each  of  your  holding   companies  and
     subsidiaries and each subsidiary of each of your holding companies (as each such term is defined in the Companies Act 1985).

     Please acknowledge your agreement to the above by signing and returning the enclosed copy.

     Yours faithfully

     ................................

     For and on behalf of
     [Seller/Seller's agent/broker]

     To:       [Seller]
               [Seller's agent/broker]
               The Borrowers and each other member of the Group


     We acknowledge and agree to the above:

     ................................

     For and on behalf of
     [Potential Purchaser/Purchaser's agent/broker]

                                   SCHEDULE 8
                                   TIMETABLES



                                                   Loans in euro         Loans in             Loans in other
                                                   or dollars            sterling             currencies
Agent notifies the relevant Borrower if a                -                    -                     U-4
currency is approved as an Optional
Currency in accordance with Clause 4.3
(Conditions relating to Optional
Currencies)

Delivery of a duly completed Utilisation                U-3                  U-1                    U-3
Request (Clause 5.1 (Delivery of a
Utilisation Request)                                  9.30am                9.30am                9.30am

Agent determines (in relation to a                                           U-1                    U-3
Utilisation) the Base Currency Amount of
the Loan, if required under Clause 5.4                   -                   noon                  noon
(Lenders' participation)

Agent notifies the Lenders of the Loan in               U-3                  U-1                    U-3
accordance with Clause 5.4 (Lenders'
participation)                                        3.00pm                3.00pm                3.00pm

Agent receives a notification from a                                         U-1                    U-3
Lender under Clause 6.2 (Unavailability of
a currency)                                              -                  5.00pm                5.00pm


Agent gives notice in accordance with                                         U                     U-2
Clause 6.2 (Unavailability of a currency)                -                  9.30am                9.30am

LIBOR or EURIBOR is fixed                 Quotation Day as of          Quotation Day        Quotation Day as
                                          11:00 a.m. London time       as of 11:00 a.m.     of 11:00 a.m.
                                          in respect of LIBOR and
                                          as of 11.00 a.m.
                                          Brussels time in
                                          respect of EURIBOR


"U" = date of utilisation

"U - X" = X Business Days prior to date of utilisation

                                   SIGNATURES

The Borrowers

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc

By:



BARINGS (GUERNSEY) LIMITED as trustee of the PLATINUM TRUST

By:



The Guarantors

BARINGS (GUERNSEY) LIMITED as trustee of the PLATINUM TRUST

By:



SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc

By:



The Arranger

THE ROYAL BANK OF SCOTLAND PLC

By:

Address:      Corporate Banking Office - Loans Administration
              2.5 Devonshire Square
              London EC2M 4BB

Fax:          020 7615 7673



The Agent

THE ROYAL BANK OF SCOTLAND PLC

By:

Address:      Corporate Banking Office - Loans Administration
              2.5 Devonshire Square
              London EC2M 4BB

Fax:          020 7615 7673

The Trustee

THE ROYAL BANK OF SCOTLAND PLC

By:

Address:      Corporate Banking Office - Loans Administration
              2.5 Devonshire Square
              London EC2M 4BB

Fax:          020 7615 7673



The Original Lender

THE ROYAL BANK OF SCOTLAND PLC

By:

Address:      Corporate Banking Office - Loans Administration
              2.5 Devonshire Square
              London EC2M 4BB

Fax:          020 7615 7673

                                   SIGNATURES

The Obligors

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

By:           ANDREW WILLIAMS



BARINGS (GUERNSEY) LIMITED as trustee of the PLATINUM TRUST

By:           JEFFREY BURTON

              STEPHEN WATTS



The Joint Lead Arrangers

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

By:           LESLIE TENNANT



THE ROYAL BANK OF SCOTLAND PLC

By:           JOHN HARE



The Trustee

THE ROYAL BANK OF SCOTLAND PLC

By:           JOHN HARE



The Agent

THE ROYAL BANK OF SCOTLAND PLC

By:           JOHN HARE



The Original Lenders

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

By:           LESLIE TENNANT

THE ROYAL BANK OF SCOTLAND PLC

By:           ANTHONY GILIKER

------------
EXHIBIT 4.14
------------





                              Dated 3 October 2003





                         SCHRODER VENTURES INTERNATIONAL
                              INVESTMENT TRUST PLC

                                       and

                           J.P. MORGAN SECURITIES LTD.








                               PLACEMENT AGREEMENT
                                   relating to
               Ordinary shares of nominal value 100 pence each in
              Schroder Ventures International Investment Trust plc



                                   Linklaters
                                  Ref: SRRE/BJD

This Placement Agreement is made on 3 October 2003 between:

(1)  SCHRODER   VENTURES   INTERNATIONAL   INVESTMENT   TRUST   PLC,  a  company
     incorporated in England and Wales whose registered office is at 31 Gresham Street, London EC2V 7QA (the "Issuer"); and

(2) J.P. MORGAN SECURITIES LTD. whose registered office is at 125 London Wall, London EC2Y 5AJ ("J.P. Morgan").

Whereas

(A) The Issuer has an authorised share capital of GBP150,000,000 comprised of 150,000,000 ordinary shares of nominal value 100 pence each (the "Shares").

(B) The Issuer proposes to issue either Shares or, if the parties so determine in accordance with Clause 1.7, Convertible Bonds (as defined below) at the Placement Price (as defined below) in a placement (the "Placement") to be made pursuant to the terms of this Agreement.

     "Convertible Bonds" means convertible bonds issued by and convertible into the Shares of the Issuer on terms to be agreed between the Issuer and J.P. Morgan which comply with the provisions of any credit facilities and security documents of the Issuer provided that the initial conversion price per Share shall be not less than the Net Asset Value (as defined below).

(C) On the terms and subject to the conditions referred to in this Agreement the Issuer has agreed to issue to subscribers procured by J.P.Morgan, failing which to J.P.Morgan, and J.P.Morgan has agreed to procure subscribers (which may include J.P.Morgan or one or more of its affiliates) for, failing which to subscribe itself, the Placement Shares (as defined below) at the Placement Price.

(D) Documents which are described as being in the "agreed form" are documents in the forms of those which have been initialled for the purpose of identification by Linklaters (on behalf of J.P. Morgan) and Slaughter and May (on behalf of the Issuer), with such changes as J.P.Morgan and the Issuer may agree.

(E) In this Agreement the term "affiliate" means in relation to any person (save where used in the context of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), any subsidiary undertaking, associated undertaking or parent undertaking of that person and any other subsidiary undertaking of that parent undertaking.

It is agreed as follows:

1    The Placement

1.1 Issue and Pricing: Subject to Clause 1.2, the number of Placement Shares to be issued shall not exceed 10 per cent. of the issued share capital of the Issuer on the Pricing Date (as defined below).

     The "Placement Price" shall, subject to Clause 1.2, be the price per Placement Share notified to the Issuer by J.P. Morgan on the Pricing Date, provided that:

     (i) the Placement Price per Share in respect of Placement Shares to be subscribed by subscribers procured by J.P. Morgan shall be not less than the higher of (a) the Net Asset Value on the Pricing Date and (b) that price which represents a 5 per cent discount to the middle market price of the Shares on the Official List (as defined below) on the Pricing Date;

     (ii) the Placement Price per Share in respect of Placement Shares to be subscribed by J.P. Morgan shall be not less than the Net Asset Value on the Pricing Date (the "Minimum Price"); and

     (iii)in either case, the aggregate Placement Price in respect of all the Placement Shares before expenses shall, subject as provided in Clause
          1.2 below, be not less than the sterling equivalent on the Pricing Date of Euro60million (as reasonably determined by J.P. Morgan in consultation with the Issuer).

     "Net Asset Value" means the published fully diluted net asset value per Share of the Issuer as at 30 June 2003 as so amended by notice by the Issuer to J.P. Morgan in writing on or before the Pricing Date in the circumstances provided in Clause 1.2 and rounded up to the nearest whole number of pence per Share (being, as at the date of this Agreement, 445 pence per Share).

1.2  Adjustment of NAV:

     (i) If the Issuer is required to notify a Regulatory Information Service (as defined in the Listing Rules (as defined below)) on or before the Pricing Date that its net asset value per Share has been increased or reduced, the Net Asset Value shall be amended accordingly and shall be the fully diluted net asset value per Share as notified to such Regulatory Information Service.

     (ii) If there is such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would require the Issuer to notify a Regulatory Information Service (as defined in the Listing Rules (as defined below)) following the Pricing Date and prior to the relevant Closing Date that its Net Asset Value has been reduced as a result of such change, the Net Asset Value shall be reduced accordingly and shall be the fully diluted net asset value per Share as notified to such Regulatory Information Service and J.P.Morgan shall be entitled by written notice to the Issuer given prior to the Closing Date to reduce the Placement Price to reflect such reduction in the Net Asset Value.

     (iii)If following any reduction of the Net Asset Value or Placement Price in accordance with the above provisions the minimum aggregate Placement Price referred to in Clause 1.1(iii) above divided by the Placement Price (or Minimum Price if no Placement Price is notified) would require the Issuer (in any one issue, or a series of issues in connection with a single transaction, or series of transactions that is regarded by the UKLA as a single transaction and deemed a single issue) to issue Placement Shares equal to or exceeding 10 per cent. of the issued share capital of the Issuer on the Closing Date, such maximum number of Placement Shares shall be issued and subscribed on the terms of this Agreement as would not be equal to or in excess of 10 per cent. of the issued share capital of the Issuer on the Closing Date.

     In the event paragraph (iii) above or the proviso to the definition of Closing Date applies, the Issuer and J.P. Morgan shall discuss in good faith for a period of five Business Days beginning on the relevant Closing Date whether the Issuer shall (a) publish listing particulars (the "Listing Particulars") to enable the Issuer properly to issue and J.P. Morgan to procure subscribers for, failing which itself to subscribe, such further number of

     Shares (the "Shortfall Shares") at the Placement Price as will result in the Issuer receiving an aggregate Placement Price before expenses (when aggregated with the proceeds of all previous allotments of Shares pursuant to this Agreement) of not less than the sterling equivalent on the Pricing Date of Euro60million or (b) issue the Shortfall Shares in one issue, or if necessary a series of issues, (in such manner as does not require the publication of Listing Particulars) to subscribers procured by J.P. Morgan, failing which to J.P. Morgan, on Closing Dates agreed between the parties or, in default of such agreement, on 17 November 2003 and, if necessary in order to ensure the Issuer receives the minimum aggregate Placement Price referred to in Clause 1.1.(iii), 15 December 2003 at the Minimum Price. In default of such agreement within such period, paragraph (b) shall apply.

1.3 Agreement to issue: Subject to and in accordance with the provisions of this Agreement, the Issuer agrees to allot the relevant Placement Shares on the relevant Closing Date and J.P.Morgan on the basis of the representations, warranties and undertakings herein contained but on the terms and subject to the conditions herein stated agrees to procure subscribers (which may include J.P.Morgan or one or more of its affiliates) for, or failing which to subscribe, the Placement Shares at the relevant Placement Price on the relevant Closing Date.

     The "Closing Date" will, subject as provided in Clause 1.2, be such date or dates as are agreed between J.P. Morgan and the Issuer which, other than in respect of the Shortfall Shares, is expected to be the Business Day following the date of the general meeting of shareholders referred to in Clause 5.1.3 below at which the approvals described are obtained, but in default of agreement between the parties shall be 17 November 2003 and the Placement Shares shall be such number of Shares which when multiplied by the Minimum Price equals Euro 60 million provided that if on such date the minimum aggregate Placement Price referred to in Clause 1.1(iii) above would require the Issuer (in any one issue, or a series of issues in connection with a single transaction, or series of transactions that is regarded by the UKLA as a single transaction and deemed a single issue) to issue Placement Shares which, when aggregated (where it is proper to aggregate under the Listing Rules) with the Placement Shares previously allotted, equal to or exceed 10 per cent. of the issued share capital of the Issuer on the Closing Date, such maximum number of Placement Shares shall be issued and subscribed on the terms of this Agreement as would when aggregated (where it is proper to aggregate under the Listing Rules) with the Placement Shares previously allotted not be equal to or in excess of 10 per cent. of the issued share capital of the Issuer on the relevant Closing Date.

     The last Closing Date shall, unless the parties otherwise agree, be 15 December 2003.

     "Business Day" means a day on which commercial banks and foreign exchange markets are open for business in London.

     The "Pricing Date" shall, subject as provided in Clause 1.2, mean each date on which J.P. Morgan gives notice to the Issuer in writing in the form attached as Schedule 1 hereto confirming the number and/or amount of the Shares to be allotted (the "Placement Shares", which term shall, where the context so admits, include the Shortfall Shares) and the Placement Price and Closing Date in respect thereof, which shall be not less than three Business Days after the relevant Pricing Date. If no such notice is given on or before 12 November 2003 the Pricing Date shall be deemed to be 12 November 2003 or, in relation to a Closing Date of 15 December 2003, shall be deemed to be 10 December 2003 and the Minimum Price shall apply.

1.4  Allocation:  Subject  to  Clause 3,  J.P.Morgan  shall be  entitled  in its absolute discretion to determine the basis of allocations under the Placement, including (without limitation) allocation to J.P.Morgan or subscribers procured by J.P.Morgan, of Placement Shares provided that J.P. Morgan will not make any allocation which would, to the knowledge of J.P. Morgan, result in a breach of the Articles of Association of the Issuer (a copy of which has been supplied to and read by J.P. Morgan) or trigger a mandatory bid under Rule 9 of the City Code on Takeovers and Mergers (the "Code"). J.P. Morgan undertakes, save to the extent that it may do so pursuant to any exemption under the Listing Rules, not to allocate Placement Shares to any person which the Issuer notifies J.P. Morgan is a related party (within the meaning of Chapter 11 of the Listing Rules)
     without the prior consent of the Issuer and for these purposes Aegon Aandelenfonds N.V. and Schroders plc, their respective subsidiary undertakings and parent undertakings and fellow subsidiary undertakings of such parent undertakings and Van Nierop Maatschappijbelegging shall be treated as related parties.

1.5 Appointment of Agent: The Issuer hereby appoints J.P. Morgan as its agent for the purpose of carrying out the Placement and arranging subscribers of Placement Shares on behalf of the Issuer and J.P. Morgan accepts this appointment.

1.6 Confirmation: The Issuer confirms that the appointment under Clause 1.5 confers on J.P. Morgan all powers, authorities and discretions which are necessary for, or reasonably incidental to, the carrying out of the Placement and shall ratify and confirm everything which J.P. Morgan lawfully and properly does in carrying out or exercising such appointment, powers, authorities and discretions pursuant to this Agreement.

1.7 Convertible Bonds: On receipt of notice from J.P. Morgan, the Issuer agrees that it will negotiate in good faith with a view to issuing Convertible Bonds for which J.P. Morgan will be the sole arranger, on terms including as to interest, maturity and conversion price to be agreed between the parties. For the avoidance of doubt, the Issuer shall be under no obligation to issue Convertible Bonds or enter into any agreement or make any commitment for this purpose.

2    Confidentiality

     Each of J.P. Morgan and the Issuer (in such capacity, the "Recipient") agrees and undertakes with the other (in such capacity, the "Provider") that:

     (i) all Confidential Information (as defined below) and the fact that the Recipient has requested or received Confidential Information will be kept confidential by the Recipient, and its employees, agents, advisers and representatives (collectively, "Representatives") and shall not, without prior written consent of the Provider, be disclosed by the Recipient. The Confidential Information shall not be used by the Recipient or its Representatives other than in connection with the Placement. The Recipient agrees to reveal the Confidential Information only to the Recipient's Representatives who need to know the Confidential Information for the purpose of the Placement and who, prior to receipt of any Confidential Information, shall agree (such agreement being confirmed by the Recipient) to be bound by obligations of confidentiality to the Provider on the same terms as contained in this Agreement. The Recipient hereby agrees to be responsible for any breach of this agreement by its Representatives.

     (ii) The Confidential Information will, if capable of being returned, be returned to the Provider immediately upon the Provider's request without the retention of any copies thereof. That portion of the Confidential Information which consists of or is incorporated (either fully or partially) into analyses, compilations, studies or other documents prepared by the Recipient and its Representatives will be destroyed. The Recipient will supply written evidence of such destruction upon request.

     (iii)In the event that the Recipient or anyone to whom the Recipient transmits the Confidential Information pursuant to this Agreement becomes legally compelled to disclose any of the Confidential Information, the Recipient will provide the Provider with immediate notice before such Confidential Information is disclosed, so that the Provider may seek a protective order or other appropriate remedy without prejudice to the Provider's remedies under this Agreement. If such protective order or other remedy is not obtained, the Recipient will furnish only that portion of the Confidential Information which the Recipient is advised by written opinion of counsel is legally required (such opinion being disclosed to the Provider where requested) and will exercise reasonable endeavours to help the Provider obtain a protective order or other reliable assurance that confidential treatment will be accorded to the Confidential Information.

     (iv) In this agreement, "Confidential Information" shall mean all information, analyses, compilations, studies, documents or other material (whether communicated orally, in written form or other media) obtained by the Recipient from the Provider or any of their respective Representatives in connection with the Placement, together with any analyses, compilations, studies, documents or other material written or otherwise prepared by the Recipient or its Representatives, which reflects or incorporates such information, provided that "Confidential Information" and the prohibition in Clause 2(i) on disclosing the fact that the Recipient has requested or received Confidential Information shall not include and shall not prohibit disclosure of:

          (a) information or material which at the time of its disclosure is, or which thereafter becomes (other than as a result of any act or default by the Recipient or its Representatives), part of the public domain;

          (b) information or material which the Recipient can show was in the Recipient's possession, or the possession of one or more of the Recipient's affiliated companies or entities, at the time of disclosure and was not acquired directly or indirectly, under a confidentiality obligation;

          (c) information or material which the Recipient is required to disclose as a result of any law or regulation binding upon it, the Listing Rules or the Code or as required by any regulatory body or listing authority having jurisdiction over it, including without limitation the UKLA and the Stock Exchange; and

          (d) disclosure to Schroders plc of a final proof of this Agreement (excluding details of the commissions and fees referred to in Clause 8).

3    Agreements by J.P. Morgan

3.1 J.P. Morgan acknowledges that the Placement Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with

     Regulation S under the U.S. Securities Act ("Regulation S") or pursuant to an exemption from the registration requirements of the Securities Act. J.P. Morgan represents that it has offered and sold, and agrees that it will offer and sell Placement Shares constituting part of its allotment only in accordance with Rule 903 of Regulation S. Accordingly, neither it, its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the Placement Shares. J.P. Morgan represents that it has not entered and agrees that it will not enter into any contractual arrangement with any distributor with respect to the distribution or delivery of the Placement Shares, except for any agreement where such distributor acknowledges and agrees that (a) the Placement Shares may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons and (b) it has offered and sold and will offer and sell Placement Shares only in accordance with Rule 903 of Regulation S.

     Terms used in this  paragraph have the meanings given to them by Regulation
     S.

     3.1.1 Neither J.P. Morgan nor any of its affiliates, in their capacity as agents of the Issuer, nor anyone acting on its or their behalf in such capacity, has engaged in or will engage in activities that could reasonably be expected, or are intended, to condition the United States market with respect to any Securities of the Issuer, other than "short-term paper" within the meaning of Section 3(c)(1)(A) of the Investment Company Act (the "Relevant Securities");

     3.1.2 J.P. Morgan and its affiliates, in their capacity as agents of the Issuer, have not engaged in and will not engage in activities that could reasonably be expected, or are intended, to facilitate secondary market trading in the United States with respect to the Relevant Securities.

3.2  J.P. Morgan represents and agrees that:

     3.2.1 it has not offered or sold and will not offer or sell any Shares to persons in the United Kingdom prior to admission of the Shares to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the "FSMA"), except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA;

     3.2.2 it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and

     3.2.3 it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer.

3.3 J.P. Morgan represents and agrees that no action has been or will be taken by it that constitutes a public offer or would, or is intended to, permit a public offer of the Shares or possession or distribution of any offering material in relation thereto in any country or jurisdiction where any such action for that purpose is required. Accordingly, J.P. Morgan agrees that it will not, directly or indirectly, offer or sell any Shares or distribute or publish any offering circular, prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will result in compliance in all material respects with any applicable laws and regulations relating to offers of Shares and all offers and sales of Shares by it will be made on the same terms.

4    Representations and Warranties

4.1 The Issuer represents and warrants on the date of this Agreement to and with J.P. Morgan as set forth in Schedule 2 Part A. The representations and warranties in Schedule 2 Part B shall be deemed made and repeated by the Issuer on and as at each Closing Date.

4.2  For the purpose of Clause 4.1:

     4.2.1 where a representation or warranty is expressed in terms of the knowledge, belief or awareness of the Issuer, the Issuer shall be considered to have knowledge only of all those matters of which the executive directors of the Issuer have actual knowledge or which would have been discovered by them having made reasonable enquiries within the senior management team of the Issuer; and

     4.2.2 the representations and warranties shall remain in full force and effect notwithstanding the completion of the subscription and purchase of the Placement Shares, the completion of the Placement and all other matters and arrangements referred to or contemplated by this Agreement.

4.3 The Issuer undertakes to J.P.Morgan to promptly give notice to J.P. Morgan of any breach of the representations, warranties or undertakings or circumstances giving rise to a claim under any of the indemnities as contained in, or given pursuant to, this Clause 4 or any other provision of this Agreement, or of the occurrence of any Specified Event which comes to its knowledge prior to the Closing Date and take such steps as may be reasonably requested by J.P. Morgan to publicise the same.

4.4 "Specified Event" means any event occurring or matter arising on or after the date hereof which if it had occurred or arisen before the date hereof would have rendered any of the representations or warranties contained in
     Schedule 2 Part B untrue, inaccurate or misleading in any respect.

5    Covenants of the Issuer

5.1  General Covenants

     5.1.1 No stabilisation or manipulation: Neither the Issuer nor any person acting on its behalf (save that the Issuer makes no covenant in respect of J.P. Morgan or its affiliates or persons acting on its or their behalf) will take, directly or indirectly, any action which is designed to or which might reasonably be expected to cause or result in stabilisation in violation of applicable laws or manipulation of the price of securities of the Issuer.

     5.1.2 Lock-up: The Issuer will not, without the prior written consent of J.P. Morgan, during the period beginning on the date hereof and ending on the date of announcement of its preliminary statement of annual results for the year ended 31 December 2003 (the "Lock-up Period"), (a)issue, offer, lend, pledge, sell, contract to sell or issue, sell any option or contract to purchase, purchase any option or contract to sell or issue, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares or any Shares convertible into or exercisable or exchangeable for Shares or (b)enter into any swap or other agreement by which it transfers, in whole or in part, any of the economic consequences of ownership of Shares, or (c)publicly announce any intention to enter into any transaction described in (a) or (b) above, whether any such transaction described in (a) or (b) above is to be settled by delivery of Shares or such other Shares, in cash or otherwise. The foregoing undertaking shall not apply to (i)the issue and offer by the Issuer of the Placement Shares (and any related announcements), (ii)the issue by the Issuer of any Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this Agreement which is described in the Issuer's Annual Report for the six months ended 31 December 2002 or of which J.P. Morgan has been advised in writing (iii) the announcement of, the entry into by the Issuer, the exercise of its rights in relation to and the performance of its obligations under, the Schroders Agreement (as defined below) (and related announcements) provided that a copy of the agreed form of Schroders Agreement (excluding details of commissions and fees) has been supplied to J.P. Morgan prior to the date hereof, and (iv) the grant of options in respect of up to one million Shares in aggregate pursuant to the Issuer's Executive Share Option Plan 2001 (and with the prior consent of J.P. Morgan, such consent not to be unreasonably withheld, the issue of Shares in respect thereof and related announcements). The Issuer will also procure that no director of the Issuer enters into any action described in paragraphs (a) to (c) above during the Lock-up Period in relation to Shares legally or beneficially owned by such director on the first day of the Lock-up Period other than a dealing in exceptional circumstances under paragraph 9 of the Model Code (as defined in the Listing Rules) of which J.P. Morgan is given prior notice. In addition, the Issuer shall procure that the Chairman of the Issuer undertakes in writing by way of comfort in the agreed form (if such undertaking has not already been provided) that he will not approve any directors' dealings under the Model Code during the Lock-up Period other than a dealing in exceptional circumstances under paragraph 9 of the Model Code of which J.P. Morgan is given prior notice.

     5.1.3 Circular to Shareholders: The Issuer shall publish a circular to its shareholders as soon as reasonably practicable following the date on which Permira Europe 3 announces its final closing but in any event not later than 15 October 2003 containing details of the proposed issue of the Placement Shares and convening an extraordinary general meeting under the minimum statutory notice period permissible to increase its authorised share capital, to grant the directors of the Issuer authority to issue Placement Shares and to disapply pre-emption rights in relation to such issue. Prior to or immediately upon publication of such circular the Issuer will publish a press release announcing the Placement. In the event that the approvals sought at such meeting from the shareholders of the Issuer are not given at the first such meeting, the Issuer shall convene one or more further meetings of its shareholders for that purpose.

               In the event that Shortfall Shares are to be issued in accordance with Clause 1.2, the Issuer shall if necessary publish a circular to shareholders containing details of the proposed issue of the relevant Shortfall Shares and convening an extraordinary general meeting under the minimum statutory notice period permissible to increase its authorised share capital, to grant the directors of the Issuer authority to issue Shares and to disapply pre-emption rights in relation to such issue. The Issuer will at the request of J.P. Morgan publish a press release announcing the placement of the Shortfall Shares.

     5.1.4 Commitments and arrangements: The Issuer undertakes to J.P. Morgan that between the date hereof and up to and including the date falling five Business Days after the last Closing Date, it shall not without prior consultation with and without the prior written consent of J.P. Morgan (which shall not be unreasonably withheld or delayed), enter into or procure, or permit the Issuer or any Group Company (as defined in Schedule 2) to enter into, any commitment or agreement which would materially adversely affect the Placement save for any commitment, agreement or matter which relates to:

               (a) the transactions relating to P123 (C.I.) Limited and P123 Limited (together, or each, "P123") as described in, or contemplated by, the Offering Circular dated September 2003 as amended from time to time;

               (b) the arrangements between P123 and any Group Company relating to the funding (equity and debt) of P123 and the transfer of limited partnership interests between P123 and a Group Company;

               (c)  a commitment by a Group Company to the Japan Fund IV;

               (d)  an  agreement  on   substantially   similar  terms  as  this
                    Agreement with Schroders plc including further arrangements relating to P123 (the "Schroders Agreement"); and

               (e) the securitisation of a portfolio of limited partnership interests by the Issuer in a transaction in which the Issuer may make an equity investment up to EUR40 million.

     5.1.5 Announcements: Save as expressly required hereunder, by law or regulation or the rules, practices and procedures laid down by the London Stock Exchange plc (the "Stock Exchange") or the Financial Services Authority in its capacity as United Kingdom Listing Authority (the "UKLA"), or any other competent regulatory authority, or in connection with those matters summarised in paragraphs (a) to (e) inclusive of Clause 5.1.4, the Issuer shall not make or despatch any public announcement or communication:

               (i) concerning the Issuer and/or the Group Companies (as defined in Schedule 2) which is or would be reasonably likely to be material in relation to the Placement between the date hereof and up to and including the date falling five Business Days after the last Closing Date without first consulting J.P. Morgan as to the content, timing and manner of making or despatch thereof; or

               (ii) in  connection  with  the  Placement  which  is or  would be reasonably likely to be material in relation to the Placement between the date hereof and up to and including the date falling five Business Days after the last Closing Date without the consent of J.P. Morgan as to the content, timing and manner of making or despatch thereof (such consent not to be unreasonably withheld or delayed) and the Issuer will take into account all reasonable requirements of J.P. Morgan in relation thereto.

     5.1.6 Directed Selling Efforts: Neither the Issuer nor any of its affiliates (as defined in Rule 405 under the Securities Act), nor any person acting on its or their behalf (other than J.P. Morgan and its affiliates in respect of which the Issuer makes no covenant) will engage in any "directed selling efforts" (as defined in Regulation S) with respect to the Shares.

     5.1.7 Non-integration: Neither the Issuer nor any of its affiliates (as defined in Rule 501(b) of Regulation D), nor any person acting on its or their behalf (other than J.P. Morgan and its affiliates, in respect of which the Issuer makes no covenant) will, directly or indirectly, make offers or sales of any security, or solicit offers to buy, or otherwise negotiate in respect of, any security, under circumstances that would require the registration of the Shares under the U.S. Securities Act.

     5.1.8 Admission: The Issuer will cause applications to be made to the UKLA and the Stock Exchange for Admission (as defined below) and the Issuer undertakes to provide such information, supply such documents, pay such fees, give such undertakings and do all such acts and things as may reasonably be required to enable Admission and such listing to become effective on or before the relevant Closing Date.

     5.1.9     Declaration: The Issuer shall procure that:

               (i) a duly executed declaration in the form set out in Schedule 6 of the Listing Rules is delivered to the UKLA prior to the date which is five Business Days after the date of Admission; and

               (ii) all  such   information   and   documents   (signed  by  the
                    appropriate person where so required) as J.P. Morgan reasonably requires to enable it to discharge its obligations hereunder or pursuant to or in connection with the issue of the Placement Shares or as may be required to comply with the requirements of the FSA, the UKLA or the Stock Exchange shall be communicated or delivered to J.P. Morgan.

               "Admission" means the admission of the relevant Placement Shares to the Official List and by the Stock Exchange to trading on the Stock Exchange by the making of an announcement in accordance with paragraph 7.1 of the Listing Rules.

               "Listing Rules" means the Listing Rules of the FSA in its capacity as UKLA pursuant to the FSMA;

               "Official List" means the list maintained by the UKLA.

     5.1.10 The Issuer will pay any stamp, issue, transfer, registration, or other documentary taxes and duties, including interest and penalties, payable on or in connection either with the execution and delivery of this Agreement or the offering and/or the delivery of the Placement Shares as provided hereunder to subscribers of the Placement Shares procured by J.P. Morgan or to J.P. Morgan save for any such taxes or duties arising in respect of the issue of Placement Shares (i) to, or to a nominee or agent for, a person providing a clearance service within Section 96 of the Finance Act 1986 of the United Kingdom or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depository receipts within Section 93 of the Finance Act 1986 of the United Kingdom.

6    Conditions Precedent

6.1 The obligations of J.P. Morgan to subscribe Placement Shares under this Agreement are subject to the following conditions precedent:

     6.1.1 Representations and warranties: the representations and warranties on the part of the Issuer contained in Schedule 2 Part B of this Agreement being true and accurate in every respect on and as of each Closing Date;

     6.1.2 Compliance: the Issuer having complied in all material respects with this Agreement and satisfied all the conditions on its part under this Agreement to be performed or satisfied on or prior to each Closing Date;

     6.1.3 Receipt of documents: J.P. Morgan having received on or prior to each Closing Date:

               (i) certified copies of minutes of a meeting of the board of directors (or committee thereof) of the Issuer approving and authorising the execution by the Issuer of this Agreement, the declaration described in Clause 5.1.9 and for the allotment of the relevant Placement Shares conditional upon Admission and of the resolution of each extraordinary general meeting of shareholders contemplated by Clause 5.1.3;

               (ii) a  certified  copy of the  constitutional  documents  of the
                    Issuer; and

               (iii)undertaking  of the  Chairman  of the Issuer  referred to in
                    Clause 5.1.2 ;

     6.1.4 Opinions etc: on or prior to each Closing Date, there having been delivered to J.P. Morgan the following in form and substance satisfactory to it:

               (i) an opinion dated each Closing Date (in the agreed form) of Linklaters, legal advisers to J.P. Morgan as to English law (provided that J.P. Morgan will use reasonable endeavours to procure that Linklaters give such opinion and, in the event that Linklaters do not give such opinion, such opinion may be given by such other firm of legal advisers as is reasonably acceptable to J.P. Morgan);

               (ii) a  certificate,  dated each Closing Date in the form set out in Schedule 3 hereto and signed by a duly authorised officer of the Issuer; and

     6.1.5 Listing: the UKLA having agreed to list the relevant Placement Shares and the Stock Exchange having agreed to admit the relevant Placement Shares for trading.

6.2 The Issuer undertakes to use all reasonable endeavours to procure the fulfilment of the conditions set out in Clause 6.1 by the times and dates stated therein and undertakes to provide such information, supply such documents, pay such fees, give such undertakings and do all such acts and things as may in each case reasonably be required to enable Admission to become effective on or before the Closing Date.

6.3 J.P. Morgan may at its discretion waive compliance with the whole or any part of this Clause 6 (other than Clause 6.1.5) (provided always that any such waiver as aforesaid shall be without prejudice to its right to elect to treat any further or other breach, failure or event referred to in Clause 12 as releasing and discharging it under this Clause 6 or Clause 12 from its obligations to subscribe for the Placement Shares).

6.4 If any of the conditions set out in this Clause 6 is not fulfilled, or waived by J.P. Morgan, by the time and/or date specified therein (or such later time and/or date as the Issuer and J.P.Morgan may agree), this Agreement, shall cease and terminate and no party to this Agreement shall have any claim against any other party to this Agreement for costs, damages, compensation or otherwise except that:

     6.4.1 such termination shall be without prejudice to any accrued rights or obligations of any party under this Agreement;

     6.4.2 the Issuer shall pay the Fee and expenses (but, other than in respect of Placement Shares issued prior to such termination, not commissions) to the extent specified in Clauses 8 and 9; and

     6.4.3 the provisions of Clauses 10, 13, 14 and 15 shall remain in full force and effect.

7    Closing

     7.1.1 The Issuer shall, as directed by J.P. Morgan by 9 a.m. (London time) on each Closing Date, arrange that each of the Placement Shares to be allotted on such Closing Date will be credited (in so far as CREST is functioning so as to enable such action) by
               11.00 a.m. on such Closing Date, subject only (if Admission has not occurred by such time) to Admission occurring not later than
               11.00 a.m. (London time) on such Closing Date, to the CREST stock account of J.P. Morgan or such CREST accounts of the placees as J.P. Morgan directs.

     7.1.2 Following satisfaction of the conditions in Clause 6 and the preceding provisions of this Clause, and the Issuer having complied with its obligations under this Agreement, J.P. Morgan, shall pay, for value not later than 11.00 a.m. (London time) on the Closing Date to such sterling account as the Issuer shall have specified to J.P. Morgan not later than the second Business Day prior to the Closing Date, an amount equal to the aggregate Placement Price in respect of the Placement Shares to be issued on the Closing Date (net of commissions and all applicable stamp duty, amounts in respect of VAT and expenses permitted to be withheld from such proceeds in accordance with this Agreement).

     7.1.3 Following the payment of proceeds pursuant to Clause 7.1.2, the Issuer shall procure that its registrars effect prompt registration of the Placees in the Issuer's register of members as holders of the Placement Shares without charge and, in the case of Placees who elect to hold Placement Shares as certificated Shares, deliver to those persons definitive share certificates in their respective names on or before the tenth Business Day following the Closing Date.

     7.1.4 "CREST" means the system of paperless settlement of trades and the holding of uncertificated shares administered by CRESTCo.

     7.1.5 "CRESTCo" means CRESTCo Limited, a company incorporated under the laws of England and Wales.

     7.1.6     "Uncertificated  Shares" means those Placement  Shares which will
               be  in  uncertificated   form  pursuant  to  the   Uncertificated
               Securities Regulations 2001.

8    Commissions

8.1 In consideration of the obligations undertaken herein by J.P. Morgan, the Issuer will pay it:

     (i) an underwriting commission of 2 per cent. of the aggregate Placement Price in respect of any Closing Date, up to an aggregate Placement Price of Euro 60 million in respect of all Closing Dates;

     (ii) a selling commission of 1 per cent. (or, at the option of the Issuer in its complete discretion, such higher percentage up to 1.5 per cent.) of the aggregate Placement Price in respect of any Closing Date, up to an aggregate Placement Price of Euro 60 million in respect of all Closing Dates;

     (iii)a combined underwriting and selling commission of 3 per cent. (or, at the option of the Issuer in its complete discretion, such higher percentage up to 3.5 per cent.) of the portion of the aggregate Placement Price in respect of all Closing Dates in excess of Euro 60 million;

     (iv) a further commission of 1/8 per cent. of such amount by which Euro 60 million exceeds the aggregate Placement Price in respect of all Placement Shares subscribed on or prior to 30 October 2003 for each additional period or part thereof of seven days following 30 October 2003 up to and including the final Closing Date or, if earlier, the date when J.P. Morgan's obligations hereunder are terminated or lapse or otherwise cease to be capable of becoming unconditional; and

     (v)  a fee equal to Euro 350,000 (the "Fee").

     Such commissions and Fee (along with any amounts referred to in Clause 11) shall be deducted from the subscription moneys for the Placement Shares payable (in the case of the Fee, on the first Closing Date) to the Issuer by J.P. Morgan as provided in Clause 7.

8.2 Payment of the amounts referred to in Clause 8.1 shall be made on the relevant Closing Date in accordance with Clause 7.

9    Costs and Expenses

9.1 In addition to the commissions referred to in Clause 8.1, the Issuer will bear and pay all other expenses incidental to the performance of the obligations of the Issuer hereunder including, without limitation:

     9.1.1 the fees, disbursements and expenses of the Issuer's legal advisers and the Issuer's agents and other advisers;

     9.1.2 all the expenses in connection with the preparation, production and printing of the Placement Shares, this Agreement and any other document relating to the Placement;

     9.1.3 the cost of application to the UKLA and the Stock Exchange for listing and trading of the Placement Shares and the maintenance thereof, and all expenses incidental thereto;

     9.1.4 the costs and expenses of any advertising agreed by the Issuer in connection with the Placement;

     9.1.5 the costs of the initial delivery and distribution (including transportation, packaging and insurance) of the Placement Shares;

     and the Issuer shall forthwith upon demand by J.P. Morgan reimburse the amount of any such expenses incurred by J.P. Morgan.

9.2 The Issuer will forthwith upon demand reimburse the costs and expenses of J.P. Morgan and each of its affiliates incurred on behalf of the Issuer in connection with the issue and offer of the Placement Shares, including, without limitation, the fees and expenses of J.P. Morgan's legal and other advisers and all travelling, telecommunications, postage and other out-of-pocket expenses up to a maximum of GBP80,000 (plus any amounts in respect of VAT on such fees and expenses as referred to in Clause 11).

9.3 All payments by the Issuer under this Agreement (including, without limitation, under Clauses 8 and 9) shall be paid without set-off or counterclaim, and free and clear of and without deduction or withholding for or on account of, any present or future taxes, levies, imposts, funds, duties, fees, assessments or other charges of whatever nature, imposed, levied, collected, withheld or assessed by any governmental body, department, agency or other political subdivision or taxing authority, and all interest, penalties or similar liabilities with respect thereto ("Taxes") save as may be required by law. If any Taxes are required by law to be deducted or withheld in connection with any such payment, the Issuer will increase the amount paid so that the amount of such payment received by the payee is such amount as the payee would have received if no such deduction or withholding had been made.

10   Indemnification

10.1 The Issuer (for this purpose an "Indemnifying Person") undertakes to J.P. Morgan that if J.P. Morgan or any of its subsidiaries and affiliates or any person who controls J.P. Morgan within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the Securities Exchange Act or any of their respective representatives, directors, officers, employees and agents (each an "Indemnified Person") incurs any losses, liabilities, damages, costs, claims, charges or expenses, or demands, or actions in respect thereof, including, but not limited to, all legal fees, costs and expenses together with an amount equal to any applicable taxes thereon other than VAT (which shall be dealt with in accordance with Clause 11) (each a "Loss" and together, "Losses") which arises out of, in relation to or in connection with:

     10.1.1 any breach or alleged breach by the Issuer of any of its representations, warranties, undertakings, covenants and agreements contained in, or deemed to be made pursuant to, this Agreement;

     10.1.2 any untrue statement or alleged untrue statement of a material fact contained in any Listing Particulars published by the Issuer in relation to the Placement Shares or any omission or alleged omission to state therein a material fact necessary to make the statements therein not misleading;

     whenever arising, the Indemnifying Person shall pay to the Indemnified Person on demand an amount equal to such Losses and all costs, charges and expenses which it or any Indemnified Person may pay or incur in connection with investigating, disputing or defending any such action or claim as such costs, charges and expenses are incurred. This undertaking to make payment will be in addition to any liability which the Indemnifying Person may otherwise have.

10.2 Separate Obligations: The above indemnities shall constitute obligations of the Indemnifying Person separate and independent from its obligations under other provisions of this Agreement and shall apply irrespective of any indulgence granted by any other party from time to time and shall continue in full force and effect notwithstanding the judgment or filing of any proof or proofs in any bankruptcy, insolvency or liquidation of the Indemnifying Person for a liquidated sum or sums in respect of amounts due under this Agreement (other than this Clause).

10.3 Conduct of Claims: If any claim, demand or action is brought or asserted in respect of which an Indemnified Person is entitled to be indemnified by the Indemnifying Person under Clause 10.1 (a "Claim"), the following provisions shall apply:

     (a) Each Indemnified Person shall give prompt notice to the Indemnifying Person (but failure to do so shall not relieve the Indemnifying Person from liability);

     (b) The Indemnified Person shall procure that the Indemnifying Person shall, subject to Clause 10.4, be entitled to assume the defence of the relevant Claim including the retention of legal advisers approved by each Indemnified Person (such approval of the choice of legal advisers not to be unreasonably withheld or delayed), subject to the payment by the Indemnifying Person of all legal and other expenses of such defence;

     (c) If the Indemnifying Person assumes the defence of the relevant Claim, each Indemnified Person shall have the right to information, consultation and representation concerning the development and defence of any litigation or threatened litigation; and

     (d) If the Indemnifying Person assumes the defence of the relevant Claim, each Indemnified Person shall be entitled to retain separate legal advisers and to participate in such defence but the legal or other expenses incurred in so doing shall, subject to Clause 10.4 be borne by such Indemnified Person, unless the Indemnifying Person has specifically authorised such retention or participation.

10.4 Conduct of Indemnified Person: Notwithstanding Clause 10.3, an Indemnified Person may retain separate legal advisers in each relevant jurisdiction and direct the defence of the relevant Claim and the Indemnifying Person shall reimburse such Indemnified Person for any legal or other expenses so incurred if:

     (a) The Indemnifying Person (having assumed such defence) fails properly to make such defence or to retain for such purpose legal advisers approved by such Indemnified Person;

     (b)  The Indemnifying Person has not assumed the defence of such Claim;

     (c) Such Indemnified Person has concluded in good faith that the use of any legal advisers chosen by the Indemnifying Person to represent such Indemnified Person may present such legal advisers with a conflict of interest; or

     (d) The actual or potential defendants in, or targets of, such claim include both the Indemnifying Person and such Indemnified Person and such Indemnified Person has concluded that there may be legal defences available to it which are different from or additional to those available to the Indemnified Person.

10.5 Settlement: The Indemnifying Person shall not, without the prior written consent of each Indemnified Person (such consent not to be unreasonably withheld or delayed) settle or compromise, or consent to the entry of judgement with respect to, any pending or threatened Claim (irrespective of whether any Indemnified Person is an actual or potential defendant in, or target of, such Claim) unless such settlement, compromise or consent includes an unconditional release of each Indemnified Person from all liability arising out of the matters which are the subject of such Claim. The Indemnifying Person shall not be liable to pay any amount under this Clause 10 to any Indemnified Person where the relevant Claim has been settled or compromised without its prior written consent, such consent not to be unreasonably withheld or delayed.

10.6 Enforcement of Rights: Each Indemnified Person shall have the right under the Contracts (Rights of Third Parties) Act 1999 (which shall apply to this Agreement only to the extent provided in this Clause 10.6) to enforce its rights against the Indemnifying Person under this Clause 10 provided that, save to the extent notified in writing by J.P. Morgan to the relevant
     Indemnified Person in relation to an Indemnified Person connected to it J.P. Morgan (without obligation) will have the sole conduct of any action to enforce such rights on behalf of the relevant Indemnified Person. Save as provided in this Clause 10.6, Indemnified Persons other than J.P. Morgan will not be entitled directly to enforce their rights against the Indemnifying Person under this Agreement, under the Contracts (Rights of Third Parties) Act 1999 or otherwise. J.P. Morgan and the Indemnifying Person may agree to terminate this Agreement or vary any of its terms without the consent of any Indemnified Persons and J.P. Morgan will not have any responsibility to any Indemnified Person under or as a result of this Agreement.

10.7 Indemnified Person: No Indemnified Person shall be entitled to be indemnified in respect of Losses in its capacity as agent or under Clause
     10.1 to the extent that: (i) they are finally judicially determined by a court of competent jurisdiction to have arisen as a direct result of the negligence, bad faith or wilful default of such Indemnified Person; or

     (ii) such Losses are suffered or incurred by such Indemnified Person as a result of its having been required to subscribe for Placement Shares pursuant to Clause 1 unless such Losses are caused by or result from or are attributable to or would not have arisen but for (in each case directly or indirectly) any breach by any Indemnifying Person of any of its obligations under this Agreement or any breach of any representations, warranties and undertakings contained in or given by the Issuer pursuant to this Agreement.

11   VAT

11.1 Where a sum is paid or reimbursed to J.P. Morgan or any Indemnified Person by the Issuer in respect of any cost or expenses of J.P. Morgan or the relevant Indemnified Person and that cost or expense includes an amount in respect of VAT (the "VAT Element") the Issuer shall pay an amount to J.P. Morgan or the relevant Indemnified Person by reference to the VAT Element, which shall be determined as follows:

     11.1.1 to the extent that any payment or reimbursement is, or is treated under Section 47(3) of the Value Added Tax Act 1994 as being, in respect of any supply of goods or services to J.P. Morgan or the relevant Indemnified Person, a sum equal to the proportion of the VAT Element that J.P. Morgan or the relevant Indemnified Person certifies as representing irrecoverable input tax in the hands of J.P. Morgan or the relevant Indemnified Person; and

     11.1.2 to the extent that any such payment or reimbursement is in respect of a disbursement made by J.P. Morgan or the relevant Indemnified Person as agent for the Issuer and is not covered by Clause 11.1.1, such amount as equals the whole of that VAT Element.

11.2 Where a sum equal to the VAT Element has been reimbursed to J.P. Morgan or any Indemnified Person pursuant to Clause 11.1.2 above, J.P. Morgan or the relevant Indemnified Person shall use its reasonable endeavours to provide the Issuer with an appropriate VAT invoice in respect of the supply to which the payment or reimbursement relates, being a VAT invoice naming the Issuer as the recipient of the supply and issued by the person making the supply.

11.3 If any payment to J.P. Morgan under this Agreement relates to the making by J.P. Morgan of any supply of goods or services to the Issuer, the Issuer shall pay to J.P. Morgan, in addition to the amounts otherwise payable by the Issuer to J.P. Morgan pursuant to this Agreement and at the same time as those amounts are payable, an amount equal to the VAT chargeable on any such supply, against production by J.P. Morgan of an appropriate tax invoice in respect of the supply to which the payment relates.

12   Termination

12.1 J.P. Morgan may by written notice to the Issuer given at any time prior to allotment of the Placement Shares on the relevant Closing Date terminate this Agreement if:

     12.1.1 there was on the date of this Agreement a breach of the representations and warranties contained in Schedule 2 Part A and given pursuant to Clause 4 or there has been a breach by the Issuer of any of the representations, warranties or undertakings respectively contained in Schedule 2 Part B and given pursuant to Clause 4 or any of the agreements or covenants contained in or given pursuant to Clause 5 or of any other provision of this Agreement (other than, save as provided above, the representations and warranties contained in Schedule 2 Part A) binding on it which is material in the context of the Placement; or

     12.1.2 the extraordinary general meeting of shareholders referred to in Clause 5.1.3 (or any meeting subsequently convened for such purpose) does not approve the matters described therein on or before 8 December 2003; or

     12.1.3 any of the conditions specified in Clause 6 has not been satisfied or waived by J.P. Morgan.

12.2 In the event that this Agreement is terminated pursuant to the provisions of this Clause, no party shall be under any liability to any other in respect of this Agreement and no party to this Agreement will have any claim against any other party to this Agreement for costs, damages, compensation or otherwise except that:

     12.2.1 such termination shall be without prejudice to any accrued rights or obligations of any party under this Agreement; and

     12.2.2 the Issuer shall pay the expenses to the extent specified in Clause 9 and any Fee and commissions in respect of Placement Shares allotted and subscribed prior to such termination to which J.P. Morgan's rights have accrued under Clause 8;

     the provisions of Clauses 10, 13, 14 and 15 shall remain in full force and effect.

13   Notices

13.1 All communications to be given hereunder shall be delivered in person or sent by letter, facsimile transmission or telephone (but in the case of notification by telephone with subsequent confirmation by letter or facsimile) addressed, in the case of notification to:

     13.1.1 to the Issuer: addressed to it at 31 Gresham Street, London EC2V 7QA, Fax No.: 020 7658 3538 marked for the attention of the Company Secretary and copied to Schroder Ventures (London) Limited, Burleigh House, 357 Strand, London WC2R 0HS, Fax No.:
               020 7240 5346 marked for the attention of the Legal Director;

     13.1.2 to J.P. Morgan: addressed to it at J.P. Morgan Securities Ltd., 10 Aldermanbury, London EC2V 7RF; Facsimile: 020 7325 8168 Attention Syndicate Desk;

13.2 Any communication so sent by letter shall take effect at the time of actual delivery, and any communication so sent by facsimile transmission shall take effect upon acknowledgement of receipt by the recipient. Any communication to be delivered to any party under this Agreement which is to be sent by facsimile transmission will be written legal evidence.

14   General

14.1 Successors

     The obligations of the Issuer to J.P. Morgan shall be binding respectively on their successors.

14.2 Release, compromise etc.

     Any liability to any party under this Agreement may in whole or in part be released, compounded or compromised and time or indulgence may be given by that party in its absolute discretion as regards any person under such liability without in any way prejudicing or affecting that party's rights against any other person under the same or a similar liability, whether joint and several or otherwise.

14.3 Delay and waiver

     No failure of any party to exercise, and no delay by it in exercising, any right, power or remedy in connection with this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right. The rights provided in this Agreement are cumulative and not exclusive of any other rights (whether provided by law or otherwise). Any express waiver of any breach of this Agreement shall not be deemed a waiver of any subsequent breach.

14.4 No agency

     Each of the parties hereto acknowledges that the representations, warranties and undertakings given by the Issuer contained in or given pursuant to Clauses 4 and 5 and the indemnity contained in Clause 10 are, save as provided herein, given to J.P. Morgan for itself and not to it as agent of, trustee for or otherwise for the benefit of any other person including (without limitation) any person who may subscribe or purchase any of the Placement Shares.

14.5 Counterparts

     This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

14.6 Variation

     No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

14.7 Further Assurance

     At any time after the date of this Agreement each party shall, and shall use all reasonable endeavours to procure that any necessary third party shall, at the cost of that party execute such documents and do such acts and things as the other party may reasonably require for the purpose of giving full effect to all the provisions of this Agreement by which he or it is bound.

14.8 Illegality etc.

     If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity and enforceability of the remainder of this Agreement shall not be affected.

14.9 Survival of Representations, Warranties and Obligations

     The representations, warranties, agreements, undertakings, covenants and indemnities herein shall continue in full force and effect notwithstanding completion of the Placement or any investigation made by or on behalf of J.P. Morgan or any of its representatives, directors, officers, agents or employees or any of them.

14.10 Contracts (Rights of Third Parties) Act 1999

     A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement except and to the extent (if any) that this Agreement expressly provides for such Act to apply to any of its terms.

15   Governing Law and Jurisdiction

15.1 This Agreement shall be governed by and construed in accordance with English law.

15.2 The courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and, accordingly, any legal action or proceedings arising out of or in connection with this Agreement ("Proceedings") may be brought in such courts. The parties irrevocably submit to the exclusive jurisdiction of such courts and waive any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.

     In witness whereof this Agreement has been entered on the date stated at the beginning.

     SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

     By:





     J.P. MORGAN SECURITIES LTD.

     By:

                                   Schedule 1
                              Form of Notification

               [On the letterhead of J.P. Morgan Securities Ltd.]





                                                                    Date  2003

To:

Schroder Ventures International Investment Trust plc
31 Gresham Street
London
EC2V 7QA

For the attention of the Company Secretary



cc: Schroder Ventures (London) Limited
Burleigh House
357 Strand
London
WC2R 0HS

Attention:

We hereby give notice that we have procured subscribers for * Placement Shares at a Placement Price of * pence per share (being the Net Asset Value) [and subscribed * Placement Shares at the Minimum Price] and that the Closing Date for the above-mentioned Placement Shares will be * 2003.

Closing will take place in accordance with the terms of the Placement Agreement dated * October 2003. Terms defined therein will have the same meanings when used in this letter.

Yours faithfully







J.P. Morgan Securities Ltd.

                                   Schedule 2
                         Representations and Warranties


                                     Part A

The Issuer makes the following representations and warranties on the date of this Agreement:

1 Disclosure: all press releases and announcements made by the Issuer in relation to the Placement and the transaction the subject of the Schroders Agreement and the circular to shareholders referred to in Clause 5.1.4, all as modified or supplemented by any subsequent release or circular did not as of their respective dates and do not, as such releases, announcements and circular may have been modified, supplemented or superseded by further releases, announcements or circulars issued by a Group Company contain an untrue statement of a material fact nor do they omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, true; and the opinions and intentions expressed therein were and are honestly held;

2 Incorporation: each of the Issuer and each of its subsidiaries and subsidiary undertakings (any such undertaking being a "Group Company", and all such undertakings together with the Issuer being the "Group") is duly incorporated and validly existing under the laws of its place of incorporation and has full corporate power and authority to own its properties and conduct its business and is lawfully qualified to do business in those jurisdictions in which business is conducted by it;

3 Due authorisation: this Agreement has been duly authorised, executed and delivered by the Issuer and constitutes valid and legally binding obligations of the Issuer enforceable in accordance with its terms, subject to the laws of bankruptcy and other similar laws affecting the rights of creditors and save as contemplated in this Agreement no action or activity is required to be taken, fulfilled or done (including without limitation the obtaining of any consent or licence or the making of any filing or registration) by the Issuer for the issue of the Placement Shares, the carrying out of the other transactions contemplated by this Agreement or the compliance by the Issuer with the terms of this Agreement save for actions or activity arising out of actions taken by J.P. Morgan in accordance with this Agreement;

4 Issuer's share capital: the Placement Shares have been or will on the Closing Date be duly and validly authorised by the Issuer and, when issued and paid for in the manner contemplated by this Agreement, the Placement Shares will be duly and validly issued and fully-paid and will rank pari passu with each other and all other shares of the Issuer of the same class and the Placement Shares will be free and clear of all liens, charges, pledges, encumbrances, security interests, claims and (save as arises pursuant to this Agreement or any related agreement in relation to share lock-up arrangements) other third party rights; and there are no restrictions on transfers of the Placement Shares save as provided in the Articles of Association of the Issuer;

5 Issued Shares: the Issuer had as at 30 June 2003, 150,000,000 authorised and 102,391,012 issued Shares; and there are no outstanding Shares convertible into or exchangeable for, or warrants, rights or options to purchase from the Issuer, or subscribe for, or obligations of the Issuer to issue or sell, or pre-emptive or other rights to subscribe or acquire, Shares other than as described in the Issuer's Annual Report for the six months ended 31 December 2002 or as disclosed to J.P. Morgan in writing or as arise under the Schroders Agreement and since 30 June 2003 there has been no further issue of Shares;

6 Non public information: The Issuer is not aware of any non-public fact or circumstance that, if made public, would be reasonably likely to have a material adverse effect on the market price of the Shares or on the Issuer or the Group;

7 Consents: Save as contemplated by this Agreement all consents, clearances, approvals, authorisations, orders, registrations or qualifications of or with any court, governmental agency or regulatory body required by the Issuer for or in connection with:

     (i)  the issue and distribution of the Placement Shares; and

     (ii) all other transactions contemplated by this Agreement,

     have been obtained and are in full force and effect save for any such consent necessitated by actions taken by J.P. Morgan in accordance with this Agreement;

8 No conflicts: neither the issue of the Placement Shares, nor the Issuer's compliance with the terms hereof or effecting any transactions contemplated herein:

     (i) conflicts with or results in a breach of any of the terms or provisions of, or constitutes a default under, or will result in the creation or imposition of any lien, charge, pledge, encumbrance or other security interest upon any property or assets of the Issuer or any other Group Company pursuant to (a) the memorandum and articles of association of the Issuer or the equivalent constitutional documents of any Group Company or (b) any indenture, trust deed, mortgage or other agreement or instrument to which the Issuer or any Group Company is a party or by which it or any of its assets are bound to the extent material in the context of the Placement; or

     (ii) infringes any existing applicable law, rule, regulation, judgement, order, authorisation or decree of any government, governmental body or court, domestic or foreign, having jurisdiction over the Issuer or any other Group Company or any of the properties or assets of any such company and which, in any such case, is material in the context of the Placement

9 No material adverse change: since 31 December 2002 (the "Issuer's Accounts Date") save as disclosed in the Issuer's Interim Results for the period ending 30 June 2003, so far as the Issuer is aware there has been no development or event which has had or is reasonably likely to have a material adverse effect on the financial condition, prospects, or business ("Material Adverse Effect") of the Group;

10 Financial Information: The consolidated balance sheet of the Group as at the Issuer's Accounts Date and the consolidated profit and loss account of the Group and cash-flow statement for the period ended at the Issuer's Accounts Date, each appearing in the Issuer's published audited financial statements for the six months ended on the Issuer's Accounts Date, were prepared in accordance with the requirements of English law (except as may be set out therein) and with accounting principles generally accepted in the United Kingdom and they give a true and fair view of the consolidated financial condition of the Issuer as at the Issuer's Accounts Date and of the results of its operations in respect of the period for which they were prepared;

11 Section 842 : The Issuer has been approved by the Inland Revenue as an investment trust for the purposes of Section 842 Income and Corporation Taxes Act 1988 ("Section

     842") in relation to its accounting period ending 30 June 2001, and has since then conducted itself with a view to, and intends in the future to conduct itself with a view to, being approved by the Inland Revenue as an investment trust for the purposes of Section 842;

12 Litigation: except as disclosed in writing to J.P. Morgan, neither the Issuer nor any Group Company is or has been involved in any legal or arbitration proceedings, nor, so far as the Issuer is aware, are there any legal or arbitration proceedings pending or threatened involving the Issuer or any such subsidiary which may have, or have had in the previous 12 months, a significant effect on the financial position of the Issuer and its subsidiaries, or which would materially adversely affect the ability of the Issuer to perform its obligations under this Agreement or which are otherwise material in the context of the Placement;

13 Licences: except as disclosed in writing to J.P. Morgan the Issuer has all licences, permits, authorisations, approvals and orders and other concessions of and from all regulatory authorities and governmental agencies and bodies that are necessary to conduct its business except where failure to do so would not have a Material Adverse Effect;

14 Listing Rules: the Issuer is in compliance in all material respects with the Listing Rules, including with regard to any related party transactions;

15 Compliance with Laws: each of the Issuer and any Group Company is in compliance with applicable laws, bye-laws and regulations material in the context of the Placement and is not in material breach of any such laws, bye-laws and regulations, where such references to regulations includes, without limitation, applicable money laundering regulations;

16 Substantial U.S. market interest: the Issuer is a "foreign issuer" and reasonably believes that there is no "substantial U.S. market interest" (as such respective terms are defined in Regulation S) in the Shares or any securities of the Issuer of the same class as the Shares;

17 Non-integration: neither the Issuer nor any of its affiliates (as defined in Rule 501(b) of Regulation D), nor any person acting on its or their behalf (other than J.P. Morgan and its affiliates, in respect of which the Issuer makes no representation or warranty), has, directly or indirectly, made offers or sales of any security, or solicited offers to buy, or otherwise negotiated in respect of, any security, under circumstances that would require the registration of the Shares under the U.S. Securities Act;

18 Directed selling efforts: neither the Issuer nor any of its affiliates (as defined in Rule 405 under the Securities Act) nor any person acting on its or their behalf (other than J.P. Morgan and its affiliates, in respect of which the Issuer makes no representation or warranty) has engaged in any directed selling efforts (as defined in Regulation S under the U.S. Securities Act) with respect to the Placement Shares;

19 Investment Company Act: the Issuer is not, and after giving effect to the offering and sale of the Placement Shares in accordance with the terms and provisions of this Agreement and the application of the proceeds thereof will not be, an "investment company" as such term is defined in the Investment Company Act.

                                   Schedule 2
                                     Part B

The Issuer makes the  following  representation  and  warranties on each Closing
Date:

1 Disclosure: all press releases and announcements made by the Issuer in relation to the Placement and the transaction the subject of the Schroders Agreement and the circular to shareholders referred to in Clause 5.1.4, all as modified or supplemented by any subsequent release or circular did not as of their respective dates and do not, as such releases, announcements and circular may have been modified, supplemented or superseded by further releases, announcements or circulars issued by a Group Company contain an untrue statement of a material fact nor do they omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, true; and the opinions and intentions expressed therein were and are honestly held;

2 Incorporation: each of the Issuer and each of its subsidiaries and subsidiary undertakings (any such undertaking being a "Group Company", and all such undertakings together with the Issuer being the "Group") is duly incorporated and validly existing under the laws of its place of incorporation and has full corporate power and authority to own its properties and conduct its business and is lawfully qualified to do business in those jurisdictions in which business is conducted by it;

3 Due authorisation: this Agreement has been duly authorised, executed and delivered by the Issuer and constitutes valid and legally binding obligations of the Issuer enforceable in accordance with its terms, subject to the laws of bankruptcy and other similar laws affecting the rights of creditors and save as contemplated in this Agreement no action or activity is required to be taken, fulfilled or done (including without limitation the obtaining of any consent or licence or the making of any filing or registration) by the Issuer for the issue of the Placement Shares, the carrying out of the other transactions contemplated by this Agreement or the compliance by the Issuer with the terms of this Agreement save for actions or activity arising out of actions taken by J.P. Morgan in accordance with this Agreement;

4 Issuer's share capital: the Placement Shares have been or will on the Closing Date be duly and validly authorised by the Issuer and, when issued and paid for in the manner contemplated by this Agreement, the Placement Shares will be duly and validly issued and fully-paid and will rank pari passu with each other and all other shares of the Issuer of the same class and the Placement Shares will be free and clear of all liens, charges, pledges, encumbrances, security interests, claims and (save as arises pursuant to this Agreement or any related agreement in relation to share lock-up arrangements) other third party rights; and there are no restrictions on transfers of the Placement Shares save as provided in the Articles of Association of the Issuer;

5 Issued Shares: the Issuer had as at 30 June 2003, 150,000,000 authorised and 102,391,012 issued Shares; and there are no outstanding Shares convertible into or exchangeable for, or warrants, rights or options to purchase from the Issuer, or subscribe for, or obligations of the Issuer to issue or sell, or pre-emptive or other rights to subscribe or acquire, Shares other than as described in the Issuer's Annual Report for the six months ended 31 December 2002 or as disclosed to J.P. Morgan in writing or as arises under the Schroders Agreement and since the date of this Agreement there has been no further issues of Shares, save for such issues as are permitted under Clause 5.1.2 and of which J.P. Morgan is given prior notification where reasonably practicable (and, where such prior notification is not reasonably practicable, as notified to J.P. Morgan promptly thereafter);

6 Consents: Save as contemplated by this Agreement all consents, clearances, approvals, authorisations, orders, registrations or qualifications of or with any court, governmental agency or regulatory body required by the Issuer for or in connection with:

     (i)  the issue and distribution of the Placement Shares; and

     (ii) all other transactions contemplated by this Agreement,

          have been obtained and are in full force and effect save for any such consent necessitated by actions taken by J.P. Morgan in accordance with this Agreement;

7 Non public information: The Issuer is not aware of any non-public fact or circumstance that, if made public, would be reasonably likely to have a material adverse effect on the market price of the Shares or on the Issuer or the Group;

8 Section 842 : The Issuer has been approved by the Inland Revenue as an investment trust for the purposes of Section 842 in relation to its accounting period ending 30 June 2001, and has since then conducted itself with a view to, and intends in the future to conduct itself with a view to, being approved by the Inland Revenue as an investment trust for the purposes of Section 842;

9 Listing Rules: the Issuer is in compliance in all material respects with the Listing Rules, including with regard to any related party transactions;

10 Compliance with Laws: each of the Issuer and any Group Company is in compliance with applicable laws, bye-laws and regulations material in the context of the Placement and is not in material breach of any such laws, bye-laws and regulations, where such references to regulations includes, without limitation, applicable money laundering regulations.

11 Substantial U.S. market interest: the Issuer is a "foreign issuer" and reasonably believes that there is no "substantial U.S. market interest" (as such respective terms are defined in Regulation S) in the Shares or any securities of the Issuer of the same class as the Shares;

12 Non-integration: neither the Issuer nor any of its affiliates (as defined in Rule 501(b) of Regulation D), nor any person acting on its or their behalf (other than J.P. Morgan and its affiliates in respect of which the Issuer makes no representation or warranty), has, directly or indirectly, made offers or sales of any security, or solicited offers to buy, or otherwise negotiated in respect of, any security, under circumstances that would require the registration of the Shares under the U.S. Securities Act.

13 Directed selling efforts: neither the Issuer nor any of its affiliates (as defined in Rule 405 under the Securities Act) nor any person acting on its or their behalf (other than J.P. Morgan and its affiliates in respect of which the Issuer makes no representation or warranty) has engaged in any directed selling efforts (as defined in Regulation S under the U.S. Securities Act) with respect to the Placement Shares;

14 Investment Company Act: the Issuer is not, and after giving effect to the offering and sale of the Placement Shares in accordance with the terms and provisions of this Agreement and the application of the proceeds thereof will not be, an "investment company" as such term is defined in the Investment Company Act.

                                   Schedule 3
                   Certificate from the Issuer to J.P. Morgan
                           [Letterhead of the Issuer]

J.P. Morgan Securities Ltd.
125 London Wall
London
EC2Y 5AJ


                                                                       * 2003

Dear Sir or Madam:


Placement of Securities in Schroder Ventures International Investment Trust plc

We refer to the Placement Agreement dated [?] 2003, between you and us in which a draft of this letter appears as Schedule 3 (the "Placement Agreement"). Words and expressions defined in the Placement Agreement have the same meanings herein.

We, Schroder Ventures International Investment Trust plc, certify that, as at the date of this letter:

(i) we have complied with our obligations under the Placement Agreement which fall to be performed on or before today;

(ii) none of the representations, warranties or undertakings given by us under the Placement Agreement has been breached or is unfulfilled or was untrue, inaccurate or misleading when made and none of such representations, warranties or undertakings would be breached or unfulfilled or be untrue, inaccurate or misleading were it to be repeated by reference to the facts and circumstances subsisting at the date hereof.

Yours faithfully









SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

By:

------------
EXHIBIT 10.1
------------



Schroder Ventures International Investment Trust plc


Report and Accounts 2003


Investment Objective

SVIIT's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Permira or Schroder Ventures.

To complement this investment objective and create capital and income streams for the Company, its fund advisory business structures, markets, manages and advises products for investment in private equity, and in public equity using private equity techniques.


www.sviit.co.uk                                         Report and Accounts 2003


Contents

                                                                         Page
Directors and Advisers                                                      2
Financial Highlights and Historical Record                                  3
Chairman and CEO's Statement                                                4
Portfolio Review                                                            6
Twenty Largest Underlying Companies                                        13
List of Investments                                                        18
Report of the Directors                                                    22
Statement of Directors' Responsibilities                                   25
Corporate Governance                                                       26
Remuneration Report                                                        29
Independent Auditors' Report                                               32
Consolidated Statement of Total Return                                     33
Company Statement of Total Return                                          34
Balance Sheets                                                             35
Consolidated Cash Flow Statement                                           36
Notes to the Accounts                                                      37
Consolidated Statement of Total Return (translated into euros - unaudited) 55
Balance Sheets (translated into euros - unaudited)                         56
Consolidated Cash Flow Statement (translated into euros - unaudited)       57
Company Summary                                                            58
Information for Shareholders                                               60
Notice and Agenda                                                          61
Glossary                                                                   64

                                       1

Directors and Advisers


DIRECTORS

John McLachlan (Chairman) (aged 61) was appointed as a Director of the Company on 12 February 1996. He retired as Group Investment Director of United Assurance Group plc in August 1999. He is non-executive Chairman of Invesco Income Growth Trust plc and a non-executive Director of a number of other companies.

Nicholas Ferguson (Chief Executive) (aged 55) was appointed as a Director of the Company on 12 February 1996. He is Chairman of Schroder Ventures (London) Limited and was formerly Chairman of Schroder Ventures and instrumental in its development since 1984.

John Govett (aged 60) was appointed as a Director of the Company on 12 February 1996 and is a non-executive Director of Derby Trust plc, Peel Hotels plc and Rio Tinto Pension Investments Limited.

Anthony Habgood (aged 57) was appointed as a Director of the Company on 12 February 1996 and is Chairman of Bunzl plc.

Edgar Koning (aged 51) was appointed as a Director of the Company on 12 February 1996 and is Executive Vice President with AEGON Nederland N.V. He joined AEGON in 1981 and has held various senior management positions in the Group.

Denis Raeburn (aged 59) was appointed as a Director of the Company on 25 June 2001 and was Managing Director of the asset management company Global Asset Management (GAM) between 1986 and 1999.

Andrew Williams (Executive) (aged 51) was appointed as a Director of the Company on 3 May 2002. He is Chief Executive of Schroder Ventures (London) Limited and Managing Principal of Schroder Ventures North America Inc.

Full details of the Committees of the Board can be found on pages 26 and 27.

Nicholas Ferguson and Andrew Williams are the only executive Directors of the Company.


Head Office
Burleigh House
357 Strand
London WC2R 0HS
Telephone 020 7010 8900

From May 2004
111 Strand
London WC2R 0AG
Telephone 020 7010 8900

Secretary and Registered Office
Schroder Investment Management Limited
31 Gresham Street
London EC2V 7QA
Telephone 020 7658 6000

ADVISORS
Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF

Bankers
The Royal Bank of Scotland plc
Corporate Banking Office
5-10 Great Tower Street
London EC3P 3HX

Registrar for Ordinary Shares
Lloyds TSB Registrars Scotland
PO Box 28448
Finance House
Orchard Brae
Edinburgh EH4 1WQ
Telephone 0870 601 5366

Registrar for Subordinated
Convertible Bonds
J P Morgan Chase Bank
Trinity Tower
9 Thomas More Street
London E1N 1YT

Solicitors
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Stockbrokers
UBS Warburg
1 Finsbury Avenue
London EC2M 2PP

                                       2

Financial Highlights and Historical Record

                               5 YEAR PERFORMANCE

                                                                          SVIIT                       FTSE ALL     FTSE WORLD
                                                                    Share price       SVIIT NAV    SHARE INDEX    INDEX (GBP)
December 1999                                                                 -               -              -              -
April 1999                                                                    -               -              -              -
August 1999                                                                   -               -              -              -
December 1999                                                                 -               -              -              -
April 2000                                                                    -               -              -              -
December 2000                                                                 -               -              -              -
April 2001                                                                    -               -              -              -
August 2001                                                                   -               -              -              -
December 2001                                                                 -               -              -              -
April 2002                                                                    -               -              -              -
August 2002                                                                   -               -              -              -
December 2002                                                                 -               -              -              -
April 2003                                                                    -               -              -              -
August 2003                                                                   -               -              -              -
December 2003                                                                 -               -              -              -
Source: Datastream


FINANCIAL HIGHLIGHTS FOR THE YEAR TO 31 DECEMBER 2003

                                                                          31 December 2003  31 December 2002         Change %
Total assets1 (GBP'000)                                                            615,145           502,746            22.4%
Total debt2 (GBP'000)                                                               87,619            39,201
Shareholders' funds7 (GBP'000)                                                     526,618           463,192            13.7%
Market capitalisation (GBP'000)                                                    545,250           387,587            40.7%
Shares in issue ('000)                                                             112,655           102,266

Net asset value per share - diluted                                                 458.7p            445.8p             2.9%
Share price                                                                         484.0p            379.0p            27.7%
Share price premium/(discount)                                                        5.5%           (15.0)%

Dividends per share                                                                    Nil               Nil
Total expense ratio6                                                                  1.1%             1.3%+
2011 Convertible bonds price total return*                                           19.5%              2.3%
2013 Convertible bonds price total return**                                           9.8%                 -


+ For the six month period ended 31 December 2002, Group costs have been annualised.
* Bond price total return estimates for the six months to 31 December 2002 values the bonds at Par at 30 June 2002 as the Bonds were not listed until 8 July 2002.
Source: Schroders.
**Bond price total return estimates for the eight months to 31 December 2003, in respect of initial issue, at Par, on 20 May 2003.
Source: Schroders.


HISTORICAL RECORD TO 31 DECEMBER/30 JUNE*


                                                                                          Diluted
                                                                      Shareholders'     net asset      Price of   Share price
                                                                              funds     value per      ordinary      premium/
                                                         Total assets1      GBP'000         share        shares    (discount)
                                                               GBP'000                      pence         pence             %
2003 (December)                                                615,145      526,618         458.7         484.0           5.5
2002 (December)                                                502,746      463,192         445.8         379.0        (15.0)
2002 (June)                                                    462,613      423,087         412.3         354.5        (14.0)
2001 (June)                                                    417,260      416,872         407.6         393.0         (3.6)
2000 (June)                                                    461,615      461,125         450.9         461.5           2.4
1999 (June)                                                    333,630      322,485         325.9         262.5        (19.5)
1998 (June)                                                    230,822      219,730         215.1         182.0        (15.4)
1997 (June)                                                    207,655      182,548         189.2         174.5         (7.8)
1996 (launched 23 May 1996)                                    240,733      186,493         193.3         200.0           3.5



HISTORICAL RECORD TO 31 DECEMBER/30 JUNE*


                                                                          Potential                             Group running
                                                                Actual      gearing      Earnings     Dividends        costs5
                                                        gearing ratio3       ratio4         pence         pence       GBP'000
2003 (December)                                                   1.08         1.17        (5.32)           Nil         7,642
2002 (December)                                                   1.04         1.09        (2.14)           Nil         4,065
2002 (June)                                                       1.00         1.09        (1.52)           Nil         7,231
2001 (June)                                                       0.92         1.00          2.60          1.80         1,434
2000 (June)                                                       0.70         1.00          4.68          3.80         1,052
1999 (June)                                                       0.67         1.03          2.35          1.50           878
1998 (June)                                                       0.73         1.05          2.06          1.30           664
1997 (June)                                                       0.76         1.13          1.58          1.92           728
1996 (launched 23 May 1996)                                       0.71         1.29           N/A           N/A           N/A


*The Company changed its financial year-end from 30 June to 31 December, effective from 31 December 2002.


Notes:
1.Total assets:        Total assets less current liabilities (excluding loans).
2.Total debt:          Comprises convertible bonds of GBP87.6m (2002: GBP39.2m)
                       and loans of nil (2002: nil).
3.Actual gearing ratio:Total assets (less cash and money market instruments)
                       divided by shareholders' funds.
4.Potential gearing    Total assets divided by shareholders' funds.
  ratio:
5.Group running costs: Group operating costs excluding interest payable and similar charges.
6.Total expense ratio: Group operating costs excluding interest payable expressed as a percentage of average shareholders'
                       funds.
7.Capital changes:     2003: Issue of 10,239,100 shares and conversion of
                       GBP0.6m nominal of 2011 bonds into 150,375 ordinary shares.
                       2000: 'B' bonds fully converted into 3,299,380 ordinary
                             shares.
                       1999: Buy-back of 3,204,171 shares for cancellation.
                       1998: 'A' bonds fully converted into 5,683,236 ordinary
                             shares.

                                       3

Chairman and CEO's Statement

We are pleased to announce an encouraging set of results, despite a difficult operating environment, with fully diluted net assets per share increasing by 3% to 458.7p (GBP526.6 million).


PORTFOLIO PERFORMANCE
Against a backdrop of continued economic uncertainty, conflict in the Middle East and a weakening US$, the portfolio of companies continues to perform well, generating cash and repaying debt, in spite of a slight decrease in portfolio company earnings in aggregate.

The portfolio is sensitive to currency fluctuations, which have affected both valuations and individual company earnings. In terms of valuations, the portfolio has benefited from the strengthening of the euro against sterling over the year, despite a weakening US$. On the other hand, the depreciating US$ has impacted a number of SVIIT's portfolio company earnings, particularly those with euro costs and US$ sales. Despite this, cash generation and debt repayment, in addition to an increase in comparable EBIT multiples, has meant that the majority of the portfolio valuations have remained relatively robust in local currency terms.

SVIIT has reported compound annual growth in net assets per share over five years of 10%, which compares to negative compound annual returns of the FTSE All-Share and FTSE World Index of (4%) and (3%) respectively.


NEW FUND COMMITMENTS
Permira Europe III
As announced in the December 2003 Newssheet, SVIIT increased its commitment to Permira Europe III to EUR508 million at the fund's final closing.

P123
P123 had a final close in December 2003, having received commitments from external investors of EUR167 million. SVIIT transferred EUR105 million of assets in Permira Europe I and II to P123 in return for a 38% holding in the company. Therefore, at its final closing P123 had EUR105 million of secondary assets in Permira Europe I and II and an uncalled commitment of EUR367 million to Permira Europe III.


CAPITAL RAISINGS

In what was a difficult fund raising environment, especially in the public markets, SVIIT raised a total of GBP96.9 million of new capital during the year; GBP49 million through a placement of convertible bonds in May and August and GBP47.9 million from an equity placing in October. The proceeds from these capital raisings will be used to continue our strategy of investing in buy-out and development capital funds managed or advised by Permira or Schroder Ventures and for general corporate purposes.


NEW NAME
SVIIT has grown significantly since it was launched in May 1996 and is now a FTSE 250 company and one of the largest investment trusts listed on the London Stock Exchange. This, coupled with the growth of SVIIT's fund advisory business and the fact that the Schroders' name is not our own, has highlighted to the Board the need for SVIIT to create its own name, better reflecting its business activities and independence. Accordingly, we will be seeking shareholder approval at the forthcoming AGM to re-name the Company as SVG Capital plc, with the advisory businesses re-naming to SVG Advisers.

As SVG Capital plc, we will continue our investment strategy, and the relationships with Schroders, Permira and the Schroder Ventures' international association remain as before. Subject to performance, SVIIT will continue to invest in the buy-out and development capital funds managed or advised by Permira and Schroder Ventures. Our advisory businesses will continue to work closely with Schroders as the investment adviser to both the Schroder Private Equity Fund of Funds I and II. Schroders and its clients remain major shareholders in SVIIT.


OPERATING REVIEW
It is almost three years since the launch of the fund advisory business within SVIIT and we are pleased with progress to date. The business has grown successfully both in terms of revenues and funds under management and we now have 24 employees.

We started the fund advisory business in 2001 and the difficult fundraising market that ensued in the following three years required the team to react quickly to new challenges and initiatives. The private equity side of the business currently advises four products, with combined third party funds under management of over EUR800 million, with a further two products expected to be launched this year. The public equity business, which we started just over a year ago, has successfully launched two products with combined commitments and assets in excess of GBP55 million. Although early days, the performance of both the private and public equity products has been good.

                                       4
Private Equity
The Schroder Private Equity Fund of Funds II is scheduled to have a final close in April 2004. To date, the fund of funds has received commitments of EUR147 million and we hope to achieve the target of EUR200-EUR250 million at its final close next month. Through the use of its warehouse facility the fund of funds has already made commitments of EUR95 million to seven private equity funds in the US and Europe.

Public Equity
The Strategic Recovery Fund had a final close at GBP15 million in January 2004. The fund will invest in lowly valued publicly quoted companies using private equity techniques and where the potential for strategic change can be seen. The fund will aim to invest in five to seven companies operating in a number of industries and geographic areas.

The SVIIT UK Focus Fund, the Dublin listed OEIC that was launched in August last year had net assets of GBP26 million at 31 December 2003 and has since grown to over GBP40 million. The fund now has 25 investments and has produced a 16% return since its launch.


NEW BVCA GUIDELINES
In August 2003, the British Venture Capital Association (BVCA) published new valuation guidelines for private equity. The 31 December 2003 portfolio valuation was performed in accordance with these new guidelines and there was no material impact on the overall valuation of the portfolio.


ANNUAL GENERAL MEETINGS
An Annual General Meeting will be held at 12.00pm on 29 April 2004 at 31 Gresham Street, London, EC2V 7QA and will, as in previous years, include a presentation on the activities of the Company.


BOARD CHANGES
Andrew Sykes will step down from the Board of the Company on 31 March 2004. The Directors would like to thank Andrew for his major contribution to the Company since his appointment.


OUTLOOK
On the investment side, the environment continues to show signs of improvement as conglomerates continue to be under pressure to restore balance sheets over leveraged by acquisitions in the late 1990s. Relatively low interest rates in Europe, although likely to increase over the medium term, remain supportive of current investment activity.

There is clear improvement in the environment for exits, with increased activity in the capital markets and signs of renewed interest by trade participants for strategic assets. We are cautiously optimistic that if the improved environment for exits continues it will have a positive impact on SVIIT's portfolio of companies during the year.



John McLachlan
Chairman



Nicholas Ferguson
Chief Executive
26 March 2004

Portfolio Review for the year ended 31 December 2003

The analysis of SVIIT's portfolio at 31 December 2003 reflects the transfer of assets to P123 and the analysis has been pro-rated as if P123 were in existence at 31 December 2002.


SUMMARY

In the year to 31 December 2003, SVIIT's fully diluted net assets per share increased by 3% to 458.7p (GBP526.6 million) (December 2002: GBP463.2 million - 445.8p per share fully diluted).

In a difficult operating environment, SVIIT's portfolio of companies continues to perform well, generating cash and repaying debt, in spite of a slight decrease in portfolio company earnings in aggregate. In addition, many of the portfolio company valuations have benefited from the rally in public markets, which has had a positive impact on the overall EBIT multiples used for valuations, particularly in the semi-conductor sector.

The portfolio is sensitive to currency fluctuations, which have affected both valuations and individual company earnings. The overall valuation of the portfolio has benefited from the strengthening of the euro against sterling over the year, despite a weakening US$. Conversely, the depreciating US$ has impacted a number of SVIIT's portfolio company earnings, particularly those with euro costs and US$ sales. In spite of this, cash generation and debt repayment, in addition to an increase in comparable EBIT multiples, has meant that the majority of the portfolio valuations have remained relatively robust in local currency terms.

The largest change in valuation in the year was the write-up of austriamicrosystems, which has been written-up to GBP26.7 million (December 2002: GBP14.1 million). Whilst still valued at 30% below original cost (in local currency), earnings have improved and the company has benefited from a more favourable operating environment.

The other major change in valuation over the year was Travelodge & Little Chef, which has moved from a cost to an EBIT valuation for the first time and has been written-down on an EBIT basis to GBP45.3 million (December 2002:
GBP51.8 million). A difficult operating environment, especially in the first half of 2003 has meant that Travelodge's revenues and earnings growth were slightly behind expectations, while cash generation remained on target. At Little Chef, a new management team has been recruited which is focusing on improving the performance of the business in the short term and the development of a medium term strategy.

Memec, which was written-down in June 2003 due to lower comparable EBIT multiples and the negative impact of the US$ on its valuation, has been written back up to GBP53.6 million (December 2002: GBP50.4 million). Memec has benefited from an improved operating environment, in addition to an increase in comparable EBIT multiples used for the valuation.

Excluding the sale of the dental manufacturing business of Sirona Dental Systems, which was executed in November, but is subject to the approval of anti-trust authorities (which was granted in February 2004), SVIIT received distributions of GBP30.2 million during the year at an average premium of 36.7% to December 2002 valuations.

Since inception, SVIIT has reported an average uplift on realisations to previous valuations of approximately 45%.

Calls payable during the year were GBP110.7 million, weighted towards the second half of the year.

51% of the portfolio is valued on an earnings basis, of which 8% has been written-down on an earnings basis (Travelodge & Little Chef), bringing the total percentage of the portfolio valued below cost to 18% (December 2002: 12%). The percentage of the portfolio valued on a quoted basis has increased to 8%, as a result of the increase in the share-prices of a number of the Asian portfolio companies. The remainder of the portfolio is valued at cost (21%) or on a Third-Party basis (10%).

The sector, geographical and stage profile of the portfolio remains relatively unchanged. The Twenty Largest Underlying Companies represent 67% of the portfolio (135 companies in total).


FUND TRANSACTIONS
New Investments
15 new and 29 follow-on investments were made in the year, with a total of GBP110.7 million of calls paid. Of the 15 new investments, five feature in the Twenty Largest Underlying Companies: SEAT Pagine Gialle, Premiere, Inmarsat, Holmes Place and Rodenstock.

The largest new investment, SEAT Pagine Gialle, is a telephone directories, business information and directory assistance company which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher. The investment was made through an initial acquisition of Telecom Italia's stake and a subsequent public tender offer for the company, which is listed on the Milan Stock Exchange. Funds advised by Permira own approximately 16% of the share capital of the company, of which SVIIT's share of the investment is valued at GBP35.6 million (cost). In recent years, substantial management time and resource had been devoted to dealing with a series of acquisitions and the resulting management of a more diversified group. Since the investment in August 2003, a new CEO has been appointed and the management team are focused on operational improvements within the company's core directories business.

Premiere is the leading Pay-TV operator in Germany and Austria. Fund's advised by Permira invested in Premiere to fund the restructuring of the loss-making company until break-even. The main objectives for reaching profitability for the company are growing subscribers, increasing revenue per subscriber and strict cost control. The new management team have reduced costs, and subscribers have increased from 2.6 million to 2.9 million. Increased revenue per subscriber is in-line with budget and the 'churn' rate has been reduced. In the second half of 2003, the new CEO exercised his option to co-invest alongside Permira, thereby reducing the fund's investment in the company. As a result, SVIIT's investment in Premiere has reduced to GBP14.3 million from GBP16.8 million.

In October 2003, funds advised by Permira and Apax Partners made an offer for the share capital of Inmarsat, which was finalised in December 2003. As a leading provider of global mobile satellite communication services, Inmarsat has been designing, implementing and operating satellite networks for over 23 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors. SVIIT's share of this investment is GBP13.4 million*.

Holmes Place is one of Europe's leading premium health club operators and funds advised by Bridgepoint and Permira invested in the company in July 2003. Since the investment, the new management team has been focused on implementing operational improvements, financial controls and delivering on the company's existing pipeline of 18 new clubs over the next two years. SVIIT's share of this investment is GBP13.0 million.

Rodenstock is the leading German manufacturer of ophthalmic lenses for spectacles. Funds advised by Permira invested in the company in September 2003. The core management team of the company remains unchanged and, in addition to increasing the Rodenstock brand awareness in international markets, are focused on cost control and improving sales and profitability of the company. SVIIT's share of this investment is GBP8.3 million.

Realisations
After a three-year hiatus, the last quarter of 2003 saw some signs of an improvement in exit activity with renewed interest from trade participants for strategic assets and an increase in activity in capital markets.

Excluding the realisation of the manufacturing division of Sirona Dental Systems, which was executed in November, but is subject to the approval of anti-trust authorities (granted in February 2004), a total of GBP30.2 million of distributions were received during the year at an average premium of 36.7% to December 2002 values.

Since inception, SVIIT has reported an average uplift on realisations to previous valuations of approximately 45%.

The two most substantial realisations announced during the year were the partial realisation of Sirona Dental Systems and the full realisation of TFL.

The sale of dental equipment division of Sirona Dental Systems was executed in November 2003, at a 23% premium to the June 2003 value. The net value of this partial realisation for SVIIT was GBP21.2 million, of which SVIIT expects to receive net proceeds of GBP17.8 million, with the remainder being held within P123 for reinvestment in Permira Europe III.

In addition to Sirona, funds advised by Permira sold TFL, the supplier of speciality chemicals to the leather processing industry. The net value of this realisation for SVIIT was GBP11.3 million, a 22% uplift to the June 2003 value. SVIIT received proceeds of GBP10.7 million from this sale, the remainder being held within P123 for reinvestment in Permira Europe III.

- --------
* Not included in the GBP110.7 million of calls paid during the year.

Significant realisations during the year include:

                                              31 December
                                                     2002
                                   Proceeds     Valuation
Company                             GBP'000       GBP'000
Sirona Dental Systems*             **17,800     ***14,635
TFL                                  10,682        #6,562
Palini & Bertoli                      3,624         2,338


*   SVIIT expects to receive proceeds from the partial
    realisation of Sirona Dental Systems in March 2004.
**  Proceeds of the partial realisation
***      Value for the entire investment in Sirona
    Dental Systems at December 2002. A follow-on investment of GBP2.5 million was made in May 2003.
# A follow-on investment of GBP0.7 million was made in April 2003.

Since December 2003, funds advised by Permira have realised their remaining investment in Sirona through the sale of its dental distribution business, demedis, together with the mail order house for dental consumables, Euro Dental Holdings. The net value of these realisations for SVIIT is GBP11.7 million, of which SVIIT expects to receive proceeds of GBP9.6 million, the remainder being held within P123 for reinvestment in Permira Europe III. The realisation of demedis increases the total uplift to the June 2003 valuation for the entire investment in Sirona Dental Systems to 28%. The uplift to the June 2003 valuation for Euro Dental Holdings is 58%. The sale of these two companies is subject to the necessary regulatory approvals.

Valuation Changes
There have been a number of changes in valuations in the year. The three most significant write-ups were austriamicrosystems, Strides Arcolab and EEMS. The most significant write-down was Travelodge & Little Chef.

Austriamicrosystems has been written-up to GBP26.7 million due to an improved operating environment and earnings. The company built a new manufacturing plant soon after the initial investment in the company was made in 2000, which has been slow to reach full capacity. This, coupled with uncertainty in its core markets and a reduction in comparable EBIT multiples, meant that the investment was written-down to 40% of cost in June 2002. In the last year, the operating environment for the company has improved, the manufacturing plant is continuing to build-up to full capacity and earnings have improved. As a result, the company has been written-up to 70% of original cost (in local currency).

The other major change in valuation during the period was Strides Arcolab, which was valued at GBP9.6 million at December 2003 (December 2002: GBP4.1 million). Strides is based in India and manufactures a range of generic drugs and tablets for supply to Western and developing markets. The company is listed on the National Stock Exchange of India and the increase in its value has been driven by a general rally in the Indian stock market and the encouraging performance of the company.

EEMS performs assembly and test services for DRAM and flash memory chip manufacturers. An improved operating environment for its key customers has meant that the company is performing well and has been written-up for the second time to GBP12.6 million (December 2002: GBP7.5 million).

The other major write-up in the period was Euro Dental Holdings, which was realised in January 2004 and has been valued at net proceeds.

                          31 December 31 December    Change
                                 2003        2002    in the
                            Valuation   Valuation    Period
Company                       GBP'000     GBP'000   GBP'000
austriamicrosystems            26,737      14,133    12,604
Strides Arcolab                 9,625       4,136     5,489
Euro Dental                    10,880       5,414     5,466
EEMS                           12,590       7,493     5,097


Since December 2003, Eyetech Pharmaceuticals Inc., a Schroder Ventures International Life Sciences Fund II investment had a successful IPO on NASDAQ. None of SVIIT's holding in the company was sold at the IPO and in the December 2003 valuations SVIIT's investment in Eyetech was valued at GBP2.5 million. Based on the closing price of Eyetech shares on 5 March 2004 (US$35.20), the value of SVIIT's holding in the company (after the application of discounts) is GBP10.2 million, which represents an uplift of GBP7.7 million (6 pence per share fully diluted) to the December 2003 valuation.

Travelodge & Little Chef has moved from a cost to an EBIT valuation for the first time and has been written-down on an EBIT basis to GBP45.3 million (December 2002: GBP51.8 million). Travelodge is the second largest operator of UK budget hotels and Little Chef is the largest roadside restaurant chain in the UK. The operating environment in the UK budget hotels sector has been difficult, especially in the first half of 2003 where fears surrounding the Iraq war impacted the travel and tourism industry. The performance of Travelodge in the second half of 2003 improved strongly on the first half, but on a full-year basis profit growth was not sufficient to offset the impact of discounts applied when valuing the company on an EBIT basis. Travelodge is ahead on cash generation and is repaying debt early, and we expect performance to continue to improve as initiatives implemented by the new management team move through to the company's bottom-line and the tourism and travel industry picks up. At Little Chef, a new management team has been recruited which is focusing on improving the performance of the business in the short term and the development of a medium term strategy.

VALUATION BASIS (BY VALUE)
The major change in the profile of the portfolio's valuation basis over the year has been a reduction to 21% of the portfolio held at cost at December 2003
(December 2002: 29%). Half of the portfolio is valued on an earnings basis (51%), the majority of this (50%) on an EBIT basis, with the remaining 1% valued on a P/E basis.

As a result of the revaluation of Travelodge & Little Chef, the percentage of the portfolio valued below cost has increased to 18% (December 2002: 12%). The increase in the number of companies valued on a Third Party basis is a result of realisations such as Euro Dental and Sirona, that have been valued at their net proceeds.

Given the rally in public markets and the general improved operating environment for many industries, on a 'like for like' basis the average discounted EBIT multiples have increased over the year to 9.4 (December 2002: 8.1; June 2003:
7.3).

Including new entrants, such as Travelodge & Little Chef and Ferretti which have both moved from a cost to an EBIT valuation, the overall weighted average discounted EBIT multiples used to value the portfolio was 8.6, an increase since June 2003 (7.4) and December 2002 (8.1). The gross weighted average EBIT multiple was 12.0 (December 2002: 11.3; June 2003: 10.3).

            31 December 2003                31 December 2002
               % (by value)                  % (by value)
Cost                         21       Cost                   29
P/E                           1       P/E                     2
EBIT                         42       EBIT                   47
W/Down - EBIT                 8       W/Down - EBIT           1
W/Down                       10       W/Down                 12
3rd Party                    10       3rd Party               4
Quoted                        8       Quoted                  5

Under British Venture Capital Association (BVCA) valuation guidelines, investments are normally carried at cost, less a provision if appropriate, for at least the first 12 months after acquisition.

The average number is influenced by the higher than average discounted EBIT multiples used for the valuation of the semiconductor companies (17.7). The average discounted EBIT multiple for the non-semiconductor companies was 6.6 (December 2002: 5.4; June 2003: 5.9). The average discount applied to companies valued on an EBIT basis has remained broadly unchanged at 30%.

The discounted weighted average P/E multiple has increased to 9.2 (December 2002: 7.7; June 2003: 9.0). The average discount applied to quoted investments remains unchanged at 17% (December 2002: 16%; June 2003: 17%).


GEOGRAPHICAL & SECTOR DISTRIBUTION (BY VALUE)

                  Geographical Analysis
                                31 December   31 December
                                       2003          2002
                               % (by Value)  % (by Value)
Multinational                            30            36
Continental Europe                       30            19
UK                                       19            20
North America                            10            15
Far East/Asia Pacific                    11            10


                   Sector Analysis
                       31 December   31 December
                              2003          2002
                       % (by Value)  % (by Value)
Consumer                        29            30
Medical/Health                  21            20
Computer &
Other Electronics               22            21
Chemicals                        7            11
Industrial Products
 & Services                      7            10
Other Manufacturing              3             5
Other Services                  10             2
Construction                     1             1



The portfolio continues to be dominated by Multinational (30%) and Continental European companies (30%), which together represent almost two thirds of the portfolio. Due to the new investment in Holmes Place, the portfolio's weighting to the UK remains relatively unchanged, despite the revaluation of Travelodge & Little Chef. The remainder of the portfolio is evenly split between Asia (11%) and North America (10%). The slight decrease in the portfolio's exposure to North America is a result of the weakness of the US$.

The only major change in the portfolio's sector weightings is its increased exposure to Other Services, a result of the investment in SEAT Pagine Gialle.


DEAL TYPE
Given its high exposure to Permira, SVIIT's portfolio continues to be focused towards Management Buy-Outs/Ins (84%) with a small exposure to Development Capital (12%). SVIIT's exposure to early stage companies (4%) is almost entirely in the life sciences sectors.


RETURN ON HOLDINGS
SVIIT's return on its holdings of Schroder Ventures' and Permira funds, including P123, is summarised below:

                                    Year to Six months to
                                31 December   31 December
                                       2003          2002
                                       GBPm          GBPm
Opening Valuation                     484.0         422.8
Calls Payable                         110.7         122.7
Distributions Receivable*            (59.4)       (104.5)
                              ----------------------------
                                      535.3         441.0
Increase in Value of Portfolio         25.0          43.0
                              ----------------------------
Closing Portfolio                     560.3         484.0
                              ----------------------------


  --------------------------------------------------------
* In order to maintain SVIIT's pro-rata holding in P123 and to reflect the partly paid structure, SVIIT received 40% of its commitment to P123 in cash (GBP29.2 million).



PORTFOLIO MATURITY
Whilst still low, the average age of the portfolio is maturing with 53% of investments held for more than three years, 47% being held for under three years, of which 16% have been held for under a year.


CASH & MARKETABLE SECURITIES
At 31 December 2003, SVIIT's gross cash balance of GBP47.7 million (December 2002: GBP18.8 million) was held principally in money market funds, reflecting anticipated short-term cash flows.



FUND COMMITMENTS
At 31 December 2003, SVIIT had GBP557.5 million in uncalled commitments to ten private equity funds (December 2002: GBP293.4 million to nine funds). In addition, SVIIT also had a GBP7.4 million uncalled commitment to the Strategic Recovery Fund and a GBP29.5 million uncalled commitment to P123, half of which is due in October 2004, with the remainder in October 2005. In order to maintain SVIIT's pro-rata holding in P123 and reflect the partly paid structure, SVIIT received 40% of its commitment to P123 in cash (GBP29.2 million).


CONCLUSION
The performance of the SVIIT portfolio over the year has been encouraging with fully diluted net assets per share increasing by 3%. SVIIT has reported compound annual growth in net assets per share over five years of 10%, which compares favourably to negative compound capital returns of the FTSE All-Share and FTSE World Index of (4%) and (3%) respectively.

On the whole, SVIIT's portfolio of companies has continued to perform well in difficult economic and operating environments. Public markets have recovered since their lows of March 2003 and this has had a positive impact on overall EBIT multiples used to value the portfolio, especially in the semi-conductor sector. In addition, there are signs of an improvement in the environment for exits, with increased activity in the capital markets and signs of renewed interest by trade participants for strategic assets. SVIIT's portfolio of companies is well positioned to benefit from an improved market for investment realisations.


Investments in Companies (GBPm)             Investments in Companies (GBPm)
               31 December 2003                           31 December 2002
Cost                                        Cost
Earnings/3rd Party                          Earnings/3rd Party
Quoted                                      Quoted
W/Down                                      W/Down



Uncalled Fund Commitments at 31 December 2003


Fund                                                                                                      SVIIT Uncalled
                                                                      Amount Called      Amount Uncalled     Commitment*
                                                                   (Local Currency)     (Local Currency)     GBP million
Permira Europe III                                                                -            EUR508.0m           357.9
Permira Europe II***                                                      EUR520.2m            EUR130.0m            91.6
The Japan Fund IV**                                                               -          YEN3,747.6m            19.5
The Japan Venture Fund III                                              YEN2,962.6m            YEN487.4m             2.5
Schroder Ventures Asia Pacific Fund                                        US$67.2m             US$41.4m            23.1
Schroder Ventures US Fund                                                  US$51.5m             US$21.7m            12.2
Schroder Canadian Buy-Out Fund II                                           C$17.0m               C$0.9m             0.4
Schroder Canadian Buy-Out Fund III                                          C$14.0m              C$36.5m            15.8
Schroder Ventures
International Life Sciences Fund II                                        US$79.7m              US$2.0m             1.2
International Life Sciences Fund III                                       US$15.4m             US$59.6m            33.3
Strategic Recovery Fund                                                           -              GBP7.4m             7.4
P123                                                                       EUR62.9m             EUR41.9m            29.5

Total                                                                                                           GBP594.4



*   Based on exchange rates at 31 December 2003.
** Based on SVIIT's commitment to the fund at its first closing, SVIIT will commit a further YEN1,624.5m at the fund's final close.
*** Shown after transfer of commitment to P123.

Twenty Largest Underlying Companies

In the following pages, we show SVIIT's twenty largest investments by value as at 31 December 2003. The cost of SVIIT's Twenty Largest Underlying Companies takes into account the transfer of assets to P123.


1.  MEMEC
    (UK)


Company (GBP000's)
Cost                       48,130
Value                      53,616
Date of Acquisition      Oct 2000

Memec is a global specialist semiconductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific regions. The valuation basis is EBITDA; the holding represents 10.2% of SVIIT's net assets.


2.  TRAVELODGE &
    LITTLE CHEF
    (UK)


Company (GBP000's)
Cost                       51,847
Value                      45,338
Date of Acquisition      Dec 2002


Travelodge is the second largest operator in the UK budget hotel sectors, providing around 13,000 rooms in 227 hotels located around Britain. Little Chef is the largest roadside restaurant chain in Britain with approximately 400 outlets. The valuation basis is EBITDA; the holding represents 8.6% of net assets.



3.  FERRETTI
    (ITALY)


Company (GBP000's)
Cost                       36,014
Value                      40,780
Date of Acquisition      Nov 2002


Ferretti was originally acquired by funds advised by Permira in 1998 and floated on the Milan Stock Exchange in June 2000. At flotation Permira sold the majority of its interest in Ferretti and has since sold its remaining holding. Since 1998 the Ferretti Group has grown organically and through acquisitions and is currently Europe's largest builder of luxury motor yachts. The valuation basis is EBITDA; the holding represents 7.7% of SVIIT's net assets.


4.  COGNIS
    (GERMANY)


Company (GBP000's)
Cost                       31,160
Value                      38,234
Date of Acquisition      Nov 2001


Cognis is a leading world-wide supplier of speciality chemicals, which was carved out from Henkel in 1999. The three divisions of the Cognis Group - Oleochemicals, Care Chemicals and Organic Specialities - supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers. The valuation basis is EBITDA; the holding represents 7.3% of SVIIT's net assets.

5.  SEAT PAGINE GIALLE
    (ITALY)


Company (GBP000's)
Cost                       35,579
Value                      35,573
Date of Acquisition   August 2003


SEAT Pagine Gialle, is a telephone directories, business information and directory assistance company which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher. The valuation basis is cost in fund currency; the holding represents 6.8% of SVIIT's net assets.




6.  AUSTRIAMICROSYSTEMS
    (AUSTRIA)


Company (GBP000's)
Cost                       31,575
Value                      26,737
Date of Acquisition     June 2000


Austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end-customer markets. The valuation basis is write-down; the holding represents 5.1% of SVIIT's net assets.


7.  HOGG ROBINSON
    (UK)


Company (GBP000's)
Cost                       22,178
Value                      24,716
Date of Acquisition     June 2000


Hogg Robinson is a services company comprising two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The valuation basis is EBITDA; the holding represents 4.7% of SVIIT's net assets.

8.  TAKKO
    (GERMANY)


Company (GBP000's)
Cost                       14,072
Value                      16,558
Date of Acquisition    March 2000


Takko is a retailer of fashionable "value for money" clothing targeting the young family and women aged between 25 and 40. It runs over 520 stores in Germany and Austria. The valuation basis is EBIT; the holding represents 3.1% of SVIIT's net assets.

9.  PREMIERE
    (GERMANY)


Company (GBP000's)
Cost                       13,318
Value                      14,320
Date of Acquisition      Feb 2003


Premiere is the only visible Pay-TV operator in Germany and Austria. It offers exclusive premium Pay-TV content including sports, movies and special interest packages on 23 channels as well as Pay-per-View. The company has roughly 2.6 million subscribers serving both satellite and cable households. The valuation basis is cost in fund currency; the holding represents 2.7% of SVIIT's net assets.




10. INMARSAT
    (UK)


Company (GBP000's)
Cost                       13,387
Value                      13,387
Date of Acquisition      Dec 2003


As a leading provider of global mobile satellite communication services, Inmarsat has been designing, implementing and operating satellite networks for over 23 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors. The valuation basis is cost in fund currency; the holding represents 2.5% of SVIIT's net assets.




11. HOLMES PLACE
    (UK)


Company (GBP000's)
Cost                       12,897
Value                      13,039
Date of Acquisition     July 2003


Holmes Place is one of Europe's leading premium health club operators and funds advised by Bridgepoint and Permira invested in the company in July 2003. The valuation basis is cost in fund currency; the holding represents 2.5% of SVIIT's net assets.




12. EEMS
    (ITALY)


Company (GBP000's)
Cost                        1,376
Value                      12,590
Date of Acquisition      May 1999




EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is EBITDA; the holding represents 2.4% of SVIIT's net assets.

13. LEICA MICROSYSTEMS
    (GERMANY)


Company (GBP000's)
Cost                        9,972
Value                      11,455
Date of Acquisition    March 1998


Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semiconductor industries. The company has leading positions in most of its markets and a strong track record in product innovation. The valuation basis is EBITDA; the holding represents 2.2% of SVIIT's net assets.




14. EURO DENTAL
    (GERMANY)


Company (GBP000's)
Cost                        2,905
Value                      10,880
Date of Acquisition      Jan 2000


Euro Dental is a leading mail order house for dental consumables in Germany. The company has two subsidiaries, Krugg, the market leading distributor of dental consumables in Italy and a small start-up company called Dentranet, which is aimed at exploiting e-commerce opportunities in the German dental consumables market. The valuation basis is Third Party; the holding represents 2.1% of SVIIT's net assets.






15. GRAMMER
    (GERMANY)


Company (GBP000's)
Cost                        8,476
Value                       9,985
Date of Acquisition     June 2001


Grammer  supplies  seating  equipment  to  the   automotive/commercial   vehicle
industry. The company serves three different segments of the automotive/commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats. The valuation basis is EBITDA; the holding represents 1.9% of net assets.




16. KIEKERT
    (GERMANY)


Company (GBP000's)
Cost                       13,357
Value                       9,852
Date of Acquisition     Sept 2000


Kiekert produces complete systems for all devices that open, close, lock and unlock cars and has operated in this market since 1920. Products include highly integrated system locks as well as complex door modules. The valuation basis is write-down; the holding represents 1.9% of SVIIT's net assets.

17. STRIDES
    (ASIA)


Company (GBP000's)
Cost                          861
Value                       9,625
Date of Acquisition      Dec 1997


Strides is based in India and manufactures a range of generic drugs and tablets for supply to Western and developing markets. The valuation basis is quoted; the holding represents 1.8% of SVIIT's net assets.




18. PARKWAY HOLDINGS
    (SINGAPORE)


Company (GBP000's)
Cost                       19,700
Value                       8,682
Date of Acquisition      Dec 1999


Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted; the holding represents 1.6% of SVIIT's net assets.




19. RODENSTOCK
    (GERMANY)


Company (GBP000's)
Cost                        8,180
Value                       8,252
Date of Acquisition     June 2003


Rodenstock is one of the world's leading manufacturers of spectacles. Headquartered in Munich, it supplies prescription eyewear and sunglasses. The company has almost 6,000 employees based in 18 countries and dedicated production sites in Germany. The valuation basis is cost in fund currency; the holding represents 1.6% of SVIIT's net assets.




20. SILVERLINK
    HOLDINGS
    (ASIA)


Company (GBP000's)
Cost                        9,754
Value                       7,834
Date of Acquisition      Dec 2002


Silverlink Holdings is the holding company for Amanresorts, which own and operate a group of high-end luxury resorts and spas. Amanresorts opened its flagship resort, Amanpuri in Phuket, Thailand in 1988 and has since added 12 hotels in Indonesia, the Philippines, France, North Africa, Mexico, the United States and French Polynesia. It now owns and/or manages 13 resorts with a number of them being regularly voted amongst the top ten hotels worldwide. The valuation basis is cost in fund currency; the holding represents 1.5% of SVIIT's net assets.

SIRONA DENTAL
SYSTEMS GROUP
(GERMANY)


Company (GBP000's)
Cost                         15,905
Value                        31,257
Date of Acquisition        Nov 1997


Sirona is a manufacturer of professional dental equipment with its own distribution network. The company is a total system provider of dental equipment and is recognised globally for providing high quality, technologically superior products covering nearly the entire product range for the dental practice. Funds advised by Permira agreed to sell part of their investment in Sirona in November 2003 and the valuation is the sum of the net proceeds received in March 2004 and the third party valuation of the remaining holding in Sirona (demedis), which was sold in January 2004. The holding represents 5.9% of SVIIT's net assets.



Although the sale of the manufacturing division of Sirona Dental Systems was executed in November 2003, it was subject to the approval of anti-trust authorities, which was granted in February 2004. Therefore, at 31 December 2003, Sirona Dental Systems still technically formed part of SVIIT's Twenty Largest Underlying Companies, although it is not included in the list above. In order to comply with Chapter 21.22 (c) of the UKLA Listing Rules, key investment information is outlined opposite.

List of Investments at 31 December 2003


                                                                                          SVIIT's      Value of
                                                                                          Holding       SVIIT's   SVIIT's Net
                                                                  Year     Original   in the Fund       Holding        Assets
                                                                Formed Life (years)             %       GBP'000             %
ASIA
Asia Pacific Trust
Formed to invest in equity and near-equity investments
in the high growth economies of the Asia Pacific
region. This trust has been in liquidation since 1998.            1990           8*           6.4           490           0.1

Asia Pacific Fund II
Established to make equity and near-equity investments
in buy-outs, buy-ins, development capital businesses
and turnarounds, principally in the Asia Pacific region
with an emphasis on Australia, China, Hong Kong, India,
Indonesia, Malaysia, Singapore and Thailand.                      1994           10          14.0        15,425           2.9

Schroder Ventures Asia Pacific Fund
Established to make equity or near equity investments
in companies that have significant exposure to the Asia
Pacific region. The fund focuses principally on
management buy-outs and buy-ins, financial acquisitions
and larger development capital opportunities.                     1999           10          29.9        27,608           5.2

Co-investments with Asia Pacific Fund ll and Schroder
Ventures Asia Pacific Fund                                                                                1,129           0.2

The Japan Venture Fund II
Formed to invest in Japanese businesses with potential
for capital growth.                                               1990          10*          13.7           615           0.1

The Japan Venture Fund III
Established to invest directly or indirectly in equity
and near equity investments in a diversified portfolio
of early stage, or development capital investments and
leveraged and management buy-outs and buy-ins
principally in Japan.                                             1997           10          20.3        14,010           2.8

- -----------------------------------------------------------------------------------------------------------------------------
TOTAL ASIA                                                                                               59,277          11.3
- ------------------------------------------------------------------------------------------------------------------------------


List of Investments continued

                                                                                          SVIIT's      Value of
                                                                                          Holding       SVIIT's   SVIIT's Net
                                                                  Year      Original  in the Fund       Holding        Assets
                                                                Formed  Life (years)            %       GBP'000             %
CONTINENTAL EUROPE
Permira Europe I
The first $1 billion fund raised for private equity
investment in Europe focusing on large and medium-sized
leveraged buy-out opportunities.                                  1997            10         13.5        54,235          10.4

Permira Europe II
Formed as the successor to Permira Europe I, the fund
focuses on European buy-outs and buy-ins, in addition to
growth capital investments.                                       2000            10         19.7       298,503          56.8

Permira Europe III
Formed as the successor to Permira Europe II, the fund
will focus on buy-outs/ins and growth capital investments
in European businesses or of global businesses with a
strong European presence.                                         2003            10         10.2      (2,408)+         (0.5)

P123
A fund of Permira pan-European buy-out funds, with
interests in Permira Europe I, II and III.                        2003            15         38.6        45,861           8.7

Permira France I
The fund's policy was to invest in leveraged buy-outs and
development capital businesses primarily in France. The
fund was put into liquidation in December 1999.                   1989           10*         39.8           204             -

Permira France Venture I
Formed with a policy of investing in development capital
opportunities, principally in France.                             1992           10*         19.0           106             -

Permira German Buy-Outs
Established to invest in buy-outs of companies in Germany
and some of its neighbouring countries.                           1986           10*         29.7         7,042           1.3

Permira German Buy-Outs 1992
Established to invest in a diverse portfolio of buy-outs,
buy-ins, development capital businesses and turnarounds,
principally in Germany, Austria and Switzerland.                  1991           10*         19.4         1,535           0.3

Permira Italy II
Established to make equity and near-equity investments in
buy-outs and buy-ins, including development capital
businesses, principally in Italy.                                 1993           10*         21.0         1,643           0.3

The Spanish Venture Fund
Established with a policy of investing in leveraged
buy-outs and development capital businesses in Spain.             1990           10*         23.2         1,242           0.2

- ------------------------------------------------------------------------------------------------------------------------------
TOTAL CONTINENTAL EUROPE                                                                                407,963          77.5
- ------------------------------------------------------------------------------------------------------------------------------
+ At 31 December 2003 Permira Europe IIIhad made one investment which settled in January 2004. The GBP(2.4) million is predominantly representative of management fees on SVIIT's commitment to the fund from its first close to 31 December 2003.

List of Investments continued



                                                                                          SVIIT's      Value of
                                                                                          Holding       SVIIT's   SVIIT's Net
                                                                  Year     Original   in the Fund       Holding        Assets
                                                                Formed Life (years)             %       GBP'000             %
UNITED KINGDOM
Permira UK III
Established as Permira's third buy-out fund in the
United Kingdom to invest in equity and near-equity
investments in buy-outs, buy-ins, development capital
businesses and turnarounds.                                       1993          10*          18.8        10,630           2.1

Permira UK Venture II
Established to invest in a diversified portfolio of
venture or development capital businesses and buy-outs
principally in the United Kingdom.                                1990          10*           8.7           389             -

Permira UK Venture IV
Established to follow the policies of the fully
invested Permira UK Venture III.                                  1995           10           4.2         1,964           0.4

- -----------------------------------------------------------------------------------------------------------------------------
TOTAL UNITED KINGDOM                                                                                     12,983           2.5
- ------------------------------------------------------------------------------------------------------------------------------

List of Investments continued

                                                                                          SVIIT's      Value of
                                                                                          Holding       SVIIT's   SVIIT's Net
                                                                  Year     Original   in the Fund       Holding        Assets
                                                                Formed Life (years)             %       GBP'000             %
NORTH AMERICA
Schroder Canadian Buy-Out Fund II
Established to invest in buy-outs and development capital
opportunities, principally in Canada.                             1994           10          22.6         6,493           1.2

Schroder Canadian Buy-Out Fund III
Established to invest principally in buy-outs, buy-ins,
leveraged build-ups and development capital opportunities in
Canada.                                                           2000           10          26.6         1,548           0.3

Co-investments with Schroder Canadian Buy-Out Funds II and
III                                                                                                       7,723           1.5

Schroder Ventures International Life Sciences Fund
Established to invest in life sciences companies principally in the United States, the United Kingdom and Continental
Europe.                                                           1993          10*           6.8         1,937           0.4

Schroder Ventures International Life Sciences Fund II
Established as a successor to Schroder Ventures
International Life Sciences Fund, to invest in a diversified portfolio of life sciences companies principally in the
United States and Europe. The majority of these investments
will be in early stage opportunities.                             1999           10          29.2        33,366           6.3

International Life Sciences Fund III
The successor to Schroder Ventures International Life
Sciences Fund II, established to invest in a diversified
portfolio of life sciences companies principally in the
United States and Europe. The majority of these investments
will be in early stage opportunities.                             2002           10          19.1         6,297           1.2

Schroder Ventures US Fund
Established to invest in larger development capital and
mid-size buy-outs in the US, with a particular focus on
media, telecommunications and technology sectors.                 1999           10          29.9        22,700           4.2

- ------------------------------------------------------------------------------------------------------------------------------
TOTAL NORTH AMERICA                                                                                      80,064          15.1
- ------------------------------------------------------------------------------------------------------------------------------
Total venture fund portfolio                                                                            560,287         106.4
Money market instruments                                                                                 41,877           8.0
UK listed equity funds                                                                                    8,184           1.5
- ------------------------------------------------------------------------------------------------------------------------------
Total investment portfolio                                                                              610,348         115.9
Other assets less total liabilities                                                                    (83,730)        (15.9)
- ------------------------------------------------------------------------------------------------------------------------------
Total net assets                                                                                        526,618         100.0
- ------------------------------------------------------------------------------------------------------------------------------
*The lives of these funds have been extended.


Report of the Directors for the year ended 31 December 2003


The Directors submit their report and the audited accounts of the Company for the year ended 31 December 2003.


COMPANY'S BUSINESS
The Company carries on business as an investment trust and is an investment company within the meaning of section 266 of the Companies Act 1985. In order to obtain exemption from capital gains tax the Company has conducted itself with a view to being an approved investment trust for the purposes of Section 842 of the United Kingdom Income and Corporation Taxes Act 1988 (as amended). The last accounting period for which the Company has been treated as approved by the Inland Revenue as meeting the qualifying criteria for investment trust status is the period ended 31 December 2002 and the Company has subsequently conducted its affairs so as to enable it to continue to qualify for such approval. The Company is not a close company for taxation purposes.

A review of the Company's business and its likely future development is given in the Chairman and CEO's Statement on pages 4 and 5 and the Portfolio Review on pages 6 to 12.


REVENUE AND EARNINGS
The consolidated net revenue deficit for the year after expenses, interest, taxation and minority interests was GBP5,531,000 (six months ended 31 December 2002: deficit of GBP2,185,000), equivalent to a deficit per ordinary share of 5.32p (six months ended 31 December 2002: deficit of 2.14p).


DIVIDEND
The Company is prohibited by its Articles of Association from distributing as dividends any capital surpluses which arise from the realisation of investments. Accordingly, any dividends paid by the Company will be funded out of its revenue account.

The Company's investment objective is one of capital growth and it is anticipated that returns for shareholders will derive primarily from capital. The Directors do not recommend the payment of a final dividend as the Company has reported a deficit for the financial year on its revenue account.


POLICY FOR PAYMENT OF CREDITORS
It is the policy of the Company to settle all investment transactions in accordance with the terms and conditions of the relevant markets in which it operates. All other expenses are paid on a timely basis in the ordinary course of business. The Company had no trade creditors at 31 December 2003.


PURCHASE OF SHARES For cancellation
During the year ended 31 December 2003 the Directors did not use the authority given to them to purchase ordinary shares for cancellation.

The total number of shares in issue on 26 March 2004 was 112,655,174 shares. To provide maximum flexibility, the Directors wish to renew the authority to purchase shares for cancellation. A resolution authorising the Directors to purchase up to 14.99% of the share capital in issue on 26 March 2004 will be proposed at the forthcoming Annual General Meeting for which notice is given on pages 61 to 62.

This authority will lapse at the conclusion of the Company's Annual General Meeting in 2005, unless renewed earlier.

As at 26 March 2004, the Company held no shares in treasury. Accordingly, the percentage figures in this and other sections of the report are all calculated exclusive of treasury shares.

The total number of options to subscribe for ordinary shares outstanding at 26 March 2004 was 6,775,690, which represented approximately 6.0 per cent. of the issued ordinary share capital at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution and by the existing buy back authority given on 25 April 2003 (for 15,348,412 shares) then the options outstanding at 26 March 2004 would represent approximately 8.4 per cent. of the issued ordinary share capital. However, the directors do not presently intend to exercise the existing authority prior to its expiry on 29 April 2004.


ISSUE OF NEW SHARES
At the Annual General Meeting of the Company on 25 April 2003, the Directors were given powers (in substitution for the powers taken at the Annual General Meeting of the Company in November 2002) to allot relevant securities and to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply. The Directors wish to renew these powers at the forthcoming Annual General Meeting. Therefore, Resolutions 7 and 8 (set out in the notice of the Annual General Meeting on pages 61 to 62) will be proposed at the Annual General Meeting.

If passed, Resolution 7 will give the Directors the power to allot relevant securities up to an aggregate nominal amount of (a) GBP1,126,551 (equivalent to 1% of the Company's issued ordinary share capital as at 26 March 2004 excluding treasury shares as indicated above) in connection with the Company's Executive Share Option Plan; and (b) GBP37,551,724 (equivalent to one-third of the Company's issued ordinary share capital as at 26 March 2004).

If passed, Resolution 8 will give the Directors the power to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply (a) up to an aggregate nominal amount of GBP1,126,551 (equivalent to 1% of the Company's issued ordinary share capital as at 26 March
2004) in connection with the Company's Executive Share Option Plan; (b) pursuant to rights issues and other pre-emptive issues; and (c) up to an aggregate nominal amount of GBP11,265,517 (equivalent to 10% of the Company's issued ordinary share capital as at 26 March 2004).

The Directors are seeking the authority referred to in paragraph (c) of Resolution 8 in order to provide flexibility in raising monies to take advantage of opportunities arising through the launch of new Schroder Ventures or Permira funds, and for general corporate purposes. It is the intention of the Board that any equity securities allotted under this authority will be allotted at an effective premium to the estimated net asset value per ordinary share at the date of pricing of the issue of the relevant equity securities.

The Directors  intend to exercise the authority  referred to in paragraph (b) of
Resolution  7  to  issue  relevant   securities  whenever  they  believe  it  is
advantageous to shareholders to do so.

The Directors intend to exercise the authority referred to in paragraph (a) of Resolution 7 and paragraph (a) of Resolution 8 to grant options under part D of the Company's Executive Share Option Plan to individuals seconded to the Company or its subsidiaries (which, for this purpose, includes joint ventures). Options granted pursuant to this authority will nevertheless count towards limits on the number of new ordinary shares which may be issued pursuant to the exercise of options.

The authorities proposed to be taken under Resolutions 7 and 8 will lapse at the conclusion of the Company's Annual General Meeting in 2005, unless renewed earlier.


DIRECTORS
The Directors of the Company and their beneficial and family interests in the Company's share capital during the year to 31 December 2003 are given below:

                                    Ordinary Shares
                                    of GBP1.00 each
                                      At 31         At 31
                                   December      December
                                       2003          2002
Beneficial
J J McLachlan                        18,077        16,423
N E H Ferguson*                     233,284       230,000
C J Govett                           67,500        67,500
A J Habgood                          25,000        25,000
E W Koning                              Nil           Nil
D Raeburn                            60,000        60,000
A F Sykes                               Nil           Nil
A C Williams*                        13,091         9,235
Non-Beneficial
N E H Ferguson                       27,900        27,900
C J Govett                           20,000        20,000
A J Habgood                          12,500           Nil
A C Williams                            Nil         2,000

* Nicholas Ferguson and Andrew Williams have options over ordinary shares, details of which are given on page 31.

Nicholas Ferguson also holds GBP100,000 of SVIIT's GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2011 and GBP500,000 of SVIIT's GBP40,000,000
4 1/2 per cent. subordinated convertible bonds 2013.

Denis Raeburn also holds GBP500,000 of SVIIT's GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2013.

Anthony Habgood also holds GBP200,000 of SVIIT's GBP40,000,000 4 1/2 per cent. subordinated convertible bonds 2013.

There had been no changes in the above holdings up until 26 March 2004.

In accordance with the Company's Articles of Association, Mr Williams and Mr Govett will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. As indicated in the Chairman's Statement, Mr Sykes will retire as a Director on 31 March 2004.

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

Nicholas Ferguson and members of his family and Andrew Williams have an interest in the Carried Interest in respect of certain older Funds. Nicholas Ferguson and Andrew Williams have foregone a portion of their entitlement to Carried Interest on existing Funds and any entitlement they may have to Carried Interest on future Permira or Schroder Ventures funds in return for share options granted by the Company under the Executive Share Option Plan. Nicholas Ferguson and Andrew Williams also participate in the Schroder Ventures Co-Investment Scheme and Schroder Ventures Investments Limited. Andrew Sykes is an executive Director of Schroders plc but will retire on 31 March 2004. Nicholas Ferguson is a non-executive Director of Schroders plc but will retire on 22 April 2004. Schroders plc's subsidiaries include Schroder Investment Management Limited which receives fees from the Company in accordance with the terms of a secretarial agreement and for the provision of cash management services. Full details of fees paid to both companies can be found in Note 29 on page 52. No other Director has any material interest in any other contract which is significant to the Company's business.


DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
During the year the Company had maintained cover for its Directors and Officers, under a directors' and officers' liability insurance policy as permitted by
Section 310 of the Companies Act 1985 (as amended).


SUBSTANTIAL SHARE INTERESTS
At 26 March 2004 the Company had been notified of the following interests in excess of 3 per cent. of the issued capital.

                                     Number of
                                      ordinary Percentage
                                        shares   of class
Schroders plc and its
subsidiaries:
- - non beneficial, managed for
clients                             19,335,951      17.16
- - beneficial                         7,113,449       6.31
Aegon Investment Management BV      24,603,665      21.84
Lansdowne Partners                   9,338,262       8.29
Morley Fund Management Limited       3,861,340       3.43
Morgan Stanley Securities
Limited                              3,543,595       3.15


AUDITORS
Ernst & Young LLP have expressed their willingness to remain in office and resolutions to re-appoint them and to authorise the Directors to fix their remuneration will be proposed at the Annual General Meeting.

Registered Office:             Registered Number: 3066856

31 Gresham Street
London
EC2V 7QA

By order of the Board
Schroder Investment Management Limited
Secretary
26 March 2004

Statement of Directors' Responsibilities

The Directors are responsible for preparing accounts for each financial period which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial period and of the return for the period, and are in accordance with applicable laws and regulations.

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

Corporate Governance

The Company is committed to the highest standards of corporate governance. Following the publication of a new Combined Code, which will apply to the Company for the year ending 31 December 2004, the Board has commenced a review of all aspects of corporate governance. This includes the work and terms of reference of the Committees of the Board.


APPLICATION OF CODE PRINCIPLES

THE BOARD
The Board currently consists of two executive and six non-executive Directors. The Board considers that John McLachlan, John Govett, Anthony Habgood, Edgar Koning and Denis Raeburn are independent non-executive directors. (see page 2 for further details).

All Directors are appointed for an initial term covering the period from the date of their appointment until the first Annual General Meeting thereafter, at which they are required to stand for election, in accordance with the existing Articles of Association. Thereafter Directors retire by rotation at least every three years.

The Board meets at least five times a year. Matters specifically reserved for decision by the full Board have been defined and are currently being re-examined as part of the overall governance review.

A procedure has been adopted for directors, in the furtherance of their duties, to take independent professional advice at the expense of the Company. The Directors have access to the advice and services of the Corporate Company Secretary through its appointed representative, who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.


PERFORMANCE EVALUATION As part of its review of all aspects of corporate governance, the Board is establishing a framework for the on-going evaluation of the performance of the board and its committees, as well as the performance and individual contribution of the non-executive directors. The first review of performance will take place later in 2004 and will be led by the Chairman. The evaluation of the Chairman's performance will be led by a senior non-executive director.


INDUCTION  AND TRAINING
When a Director is appointed he or she receives a full, formal and tailored induction. In addition, Directors attend ad hoc seminars appropriate to the Company's business.


BOARD COMMITTEES
The Investment Committee, which as at 31 December 2003 consisted of Nicholas Ferguson (Chairman), John Govett, Edgar Koning, John McLachlan, Denis Raeburn, Andrew Sykes and Andrew Williams, is responsible, together with the Board, for the day-to-day management of the Company's investment portfolio. In particular, the Committee is responsible for reviewing investment proposals for the Company, for giving investment recommendations to the Board and for implementing the Board's decision as regards any investment.

As part of the preparations for the Company's acquisition of Schroder Ventures (London) Limited and Schroder Ventures North America Inc. the Company established a Remuneration Committee during the year to 30 June 2001. The Remuneration Committee, which has defined terms of reference and duties, is, inter alia responsible for making recommendations to the Board in relation to the remuneration of the Executive Directors and the issuance of share option grants under the Executive Share Option Plan established in 2001. At 31 December 2003, the Committee was comprised of John McLachlan (Chairman), John Govett, Anthony Habgood and Denis Raeburn.

The Remuneration Committee also reviews certain contracts with service providers.

The Company has established a Nominations Committee in accordance with the recommendations of the Combined Code, to make recommendations on the appointment of new Directors. At 31 December 2003, the Committee was comprised of Anthony Habgood (Chairman), Nicholas Ferguson, Edgar Koning, John McLachlan and Denis Raeburn. A formal procedure for the appointment of new Directors is contained in the terms of reference of the Committee. The Committee meets as necessary to make recommendations to the Board on the filling of Board vacancies. In making its recommendations, the Committee is required to ensure that the composition of the Board is appropriately balanced in expertise and ability.

There is an Audit Committee with defined terms of reference and duties. At 31 December 2003, the Committee was comprised of John McLachlan (Chairman), Anthony Habgood, Edgar Koning and Denis Raeburn. The function of the Audit Committee is to ensure that the Company maintains the highest standards of integrity in financial reporting. It also meets with representatives of the Company Secretary and receives reports on the quality and effectiveness of the accounting records and management information maintained on behalf of the Company.


INFORMATION FLOWS
The Chief Executive reports to the Board on at least a quarterly basis and as appropriate on specific matters. Directors are provided, on a regular basis, with key information on the Company's policies, regulatory requirements and internal controls. Changes affecting directors' responsibilities are advised to the Board as they arise. The Board receives and considers reports regularly from its advisers and ad hoc reports and information are supplied to the Board as required.


RELATIONS WITH SHAREHOLDERS
The Board believes that the Annual General Meeting provides an effective forum for private investors to communicate with the Board, and encourages participation. The Annual General Meeting is attended by members of the Board of Directors and a presentation is made. There is an opportunity for individual shareholders to question the Chairmen of the Board, the Audit Committee, the Remuneration Committee and the Nominations Committee at the Annual General Meeting. The Company announces the level of votes cast by proxy on resolutions proposed at General Meetings.

The Board believes that the Company's policy of reporting to shareholders as soon as possible after the Company's year end and holding the earliest possible Annual General Meeting is valuable. The Notice of Meeting on pages 61 to 62 sets out the business of the meeting.


EXERCISE OF VOTING POWERS
The Company has established a voting policy in respect of its investments which, in summary, is based on the governance recommendations of the Combined Code with the intention of voting in accordance with best practice whilst maintaining a primary focus on financial returns.


ACCOUNTABILITY AND AUDIT
The Directors' statement of responsibilities in respect of the accounts is on page 25 and a statement of going concern is set out below.

The Independent Auditors' Report can be found on page 32.


GOING CONCERN
The Directors believe that it is appropriate to continue to adopt the going concern basis in preparing the accounts as the assets of the Company and the Group consist mainly of securities that are readily realisable and, accordingly, the Company and the Group have adequate financial resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.


INTERNAL CONTROL
The Combined Code requires the Board to review the effectiveness of internal controls. The Board has undertaken a full review of all the aspects covered by the Turnbull guidance under which the Board is responsible for the Company's system of internal control and for reviewing its effectiveness.

The Board has approved a detailed risk map that identifies significant strategic, investment-related, operational and service provider risks and adopted an enhanced monitoring system to ensure that risk management and all aspects of internal control are considered on a regular basis.

The Board has contractually delegated the day to day accounting and company secretarial requirements to Schroder Investment Management Limited. This contract was entered into after full and proper consideration by the Board of the quality and cost of services offered including the financial control systems in operation in so far as they relate to the affairs of the Company, and the contract is monitored by the Remuneration Committee.

The Board believes that the key risks identified and the implementation of an ongoing system to identify, evaluate and manage these risks are based upon and relevant to the Company's business. The ongoing risk assessment, which has been in place throughout the financial year and up to the date of this report, includes consideration of the scope and quality of the systems of internal control adopted by major service providers, and ensures regular communication of the results of monitoring by third parties to the Board, and of the incidence of significant control failings or weaknesses that have been identified at any time and the extent to which they have resulted in unforeseen outcomes or contingencies that may have a material impact on the Company's performance or condition. Although the Board believes that it has a robust framework of internal control in place this can provide only reasonable and not absolute assurance against material financial misstatement or loss and is designed to manage, not eliminate, risk.

The Board will continue to monitor its framework of internal control and will continue to take steps to embed the system of internal control and risk management into the operations of the Company.

The Board has agreed that an internal audit function, for the SVIIT Group, should be established and has appointed Deloitte & Touche LLP as its internal auditor. The internal audit process is on-going and the findings of the internal auditor are reported to the Audit Committee.

The Board has conducted an annual review of the effectiveness of the system of internal control covering all material controls including financial, operational and compliance controls and risk management systems. This assessment took into account issues arising from the reports reviewed by the Board during the year together with any additional information necessary to enable the Board to take account of all significant aspects of internal control.


STATEMENT OF COMPLIANCE
In accordance with the requirements of the Listing Rules of the UKListing Authority, this report outlines how the Company has applied the principles of, and complied with, the provisions of the Combined Code published in 1998.

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

Remuneration Report for the year ended 31 December 2003


INTRODUCTION

This report deals with the remuneration paid to the Directors including the Company's executive Directors, Nicholas Ferguson, Chief Executive of the
Company, and Andrew Williams for the year ended 31 December 2003. It also addresses the policy for future remuneration of the Directors.

In accordance with the Companies Act 1985, a resolution to approve this report will be put to shareholders at the Annual General Meeting.

The Remuneration Committee
(the "Committee")

The Committee's members during the year were John McLachlan (Chairman), John Govett and Anthony Habgood, all considered by the Board to be independent non-executive Directors. Denis Raeburn, also considered by the Board to be an independent non-executive Director, was appointed as a member of the Committee in December 2003.


EXECUTIVE DIRECTORS' PENSIONS*


                                                                                                                        Transfer
                                                                                                                        value at
                                                                                                                     31 December
                                                                                                                   in respect of
                                                 Increase in                               Increase                     increase
                           Accrued  Increase in      accrued      Accrued     Transfer   in transfer     Transfer     in accrued
                        benefit at      accrued  benefit due   benefit at     value at     value net     value at        benefit
                       31 December  benefit due     to other  31 December  31 December of director's  31 December     (excluding
                              2002 to inflation      factors         2003         2002 contributions         2003     inflation)
                           GBP'000      GBP'000      GBP'000      GBP'000      GBP'000       GBP'000      GBP'000        GBP'000
N E H Ferguson                 106            3            1          110        1,255           218        1,473             63
A C Williams                    83            2            4           89          808           191          999             67


Transfer values are liabilities of the relevant pension fund rather than amounts due to be paid to the executive Directors or liabilities of the Company.

CURRENT REMUNERATION*
The emoluments of the Directors in respect of the year ended 31 December 2003 were as specified below:

                                                                                                          Total         Total
                                                                                                     emoluments    emoluments
                                                                                                        year to six months to
                                                                Salary     Benefits        Annual   31 December   31 December
                                                                & fees      in kind      bonus(S)          2003          2002
                                                               GBP'000      GBP'000       GBP'000       GBP'000       GBP'000
Executive
N E H Ferguson                                                     339            1           421           761           467
A C Williams                                                       314            1           237           552           323
Non-Executive
J J McLachlan                                                       75            -             -            75            38
C J Govett                                                          24            -             -            24            12
A J Habgood                                                         24            -             -            24            12
E W Koning                                                          21            -             -            21            11
D Raeburn                                                           24            -             -            24            12
A F Sykes                                                           23            -             -            23            10

- ------------------------------------------------------------------------------------------------------------------------------
Aggregate emoluments                                               844            2           658         1,504           885
- ------------------------------------------------------------------------------------------------------------------------------


(S) Bonuses include provision for amounts accrued but not paid in each year. Annual bonuses are awarded in respect of calendar years.
*   This represents the audited section of the Remuneration Report.

OPTIONS HELD BY DIRECTORS OVER ORDINARY SHARES OF THE COMPANY*

The following Directors have been granted options over Ordinary Shares under the Executive Share Option Plan:

                           At 31                                           At 31
                        December     Options     Options     Options    December    Exercise
                            2002     granted   exercised      lapsed        2003       price         Exercise dates+
                                                                                            ----------------------------------
                                                                                                     Earliest          Latest
N E H Ferguson           715,446           -           -           -     715,446     410.00p     21 June 2004    20 June 2011
                         357,724           -           -           -     357,724     410.00p     21 June 2005    20 June 2011
                         404,484           -           -           -     404,484     334.50p     5 April 2005    4 April 2012
                                     349,840           -           -     349,840     392.75p    13 March 2006   12 March 2013
A C Williams             373,983           -           -           -     373,983     410.00p     21 June 2004    20 June 2011
                         186,992           -           -           -     186,992     410.00p     21 June 2005    20 June 2011
                         272,645           -           -           -     272,645     334.50p     5 April 2005    4 April 2012
                                     239,847           -           -     239,847     392.75p    13 March 2006   12 March 2013

- --------------------------------------------------------------------------------
Total                  2,311,274     589,687           -           -   2,900,961
- ------------------------------------------------------------------------------------------------------------------------------

+ Options are exercisable subject to appropriate performance targets being met. For the options that were granted in June 2001, April 2002 and March and October 2003, the target is for growth in the Company's net asset value per ordinary share to exceed the growth in the Retail Prices Index plus 4% per annum over the three years from the date of grant. If the performance target is not satisfied on the third anniversary of the date of grant, for the options granted in June 2001 they may be re-tested every six months over the ten year life of the option and for the options granted in April 2002 and March and October 2003 they may be re-tested every six months up to six years from grant. The mid-market price of shares at 31 December 2003 was 484.0p and the range during the year was 379.0p to 508.5p.


The Committee meets at least twice a year and invites selected executives to attend as appropriate.

The Committee is responsible for determining the remuneration policy for executives, including executive Directors, of the SVIIT Group (the "Group") and the operation of the Company's Executive Share Option Plan. Its terms of reference take into account the provisions of the Combined Code on corporate governance. The Committee has appointed New Bridge Street Consultants LLP, independent remuneration consultants, to advise it. This firm also provides advice on the operation of the Company's share schemes.

The terms of reference of the Committee are available on request from the Company Secretary.

POLICY ON THE  REMUNERATION  OF THE DIRECTORS
The Committee's aim is to ensure that remuneration packages should attract, retain and motivate senior executives but should avoid paying more than is necessary for this purpose. Basic salaries are set on this basis and the Committee has due regard to competitive market data on similar positions in other private equity organisations and financial institutions. Information on such market data is prepared for the Remuneration Committee by Towers Perrin. The Committee is sensitive to wider issues including pay and employment conditions in the Group when setting pay levels. No executive Director of the Company is involved in deciding his own remuneration.

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

Benefits in Kind
Benefits in kind (which are not pensionable) relate to the provision of health insurance and life assurance cover.

External Appointments
The Company permits executive Directors of the Company to accept limited non-executive directorships and other similar appointments, it being recognised that such appointments increase their commercial knowledge and business experience to the general benefit of the Company. Fees earned from such directorships may be retained by the executive Directors.

Service Contracts
Neither of the executive Directors has a service contract with the Company. They are employed by Schroder Investment Management Limited (SIM) and are seconded to the Group. Their contracts with SIM provide for 6 months' notice and do not include liquidated damages provisions. Mr. Ferguson's and Mr William's contracts are dated 1 March 2004. Mr Ferguson qualifies for continuous employment from 22 September 1980 and Mr Williams qualifies for continuous employment from 7 November 1983. It is the Company's policy to have regard to the duty of a departing executive Director to mitigate his loss when determining the level of any termination payment.

NON-EXECUTIVE DIRECTORS

The non-executive Directors have a letter of appointment with the Company. Remuneration paid to non-executive Directors is determined by the Board and reviewed each year. When considering remuneration levels the Board will consider, amongst other things, industry practice and contribution to various committees and time spent on the business of the Company.

Pension Arrangements
The following figures, prepared in accordance with UK legislation and the Listing Rules of the UKListing Authority, apply to Nicholas Ferguson and Andrew Williams in respect of the year ended 31 December 2003, for which they were executive Directors of the Company. No pension contributions are payable by either executive Director.

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

The Committee intends to continue to set appropriately demanding performance targets on the exercise of options. For options granted in 2004, the target is for growth in the Company's net asset value per ordinary share to exceed the growth in the Retail Prices Index ("RPI") plus 4% per annum over the three years from the date of grant. If the performance target is not satisfied on the third anniversary of the date of grant it may be re-tested every six months over the six years following grant. This target is consistent with the target set in 2003, and it is anticipated, will continue to be utilised as a target in future years.

It is not anticipated that the value of shares under options granted in any financial year will, other than in exceptional circumstances, exceed two times an individual's remuneration.

The performance of the net asset value of the Company has been chosen as the target in order to align the interests of executive Directors and other executives of the Group with shareholders' interests.

External advisers will, from 2004, confirm the performance criteria calculations for the Committee.

To the extent that the performance target has been met, options are normally exercisable from three years from grant.

PERFORMANCE GRAPH

The Companies Act 1985 requires this report to include a performance graph comparing the Company's total shareholder return performance against that of a broad equity market index. For this purpose, the Committee has decided that the FTSE All-Share Index is the most appropriate available index for comparative purposes because it is the principal index in which the Company's shares are quoted.

Source: Datastream

On behalf of the Board
John McLachlan
Chairman, Remuneration Committee
26 March 2004

Independent Auditors' Report
To the Members of Schroder Ventures International Investment Trust plc


We have audited the Group's accounts for the year ended 31 December 2003 which comprise the Consolidated Statement of Total Return, Company Statement of Total Return, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statement and the related notes 1 to 30. These accounts have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the accounts and the part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

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

We read other information contained in the Annual Report and consider whether it is consistent with the audited accounts. This other information comprises the Report of the Directors, unaudited part of the Directors' Remuneration Report, Chairman and CEO's Statement, Portfolio Review and Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors' Remuneration Report to be audited.

OPINION

In our opinion:

- -     the  accounts  give a true and fair view of the state of affairs of the
      Company and of the Group as at 31 December 2003 and of the total return of the group for the year then ended; and
- -     the accounts and the part of the  Directors'  Remuneration  Report to be audited have been properly  prepared in accordance  with the Companies
      Act 1985.


Ernst & Young LLP
Registered Auditor
London
26 March 2004


Consolidated Statement of Total Return
(Incorporating the revenue account)


                                                            For the year ended                   For the six months ended
                                                            31 December 2003                        31 December 2002
                                                 Revenue       Capital        Total       Revenue       Capital         Total
                                         Notes   GBP'000       GBP'000      GBP'000       GBP'000       GBP'000       GBP'000
Realised gains on investments               11         -        10,894       10,894             -        57,997        57,997
Unrealised gains/(losses) on
investments                                 11         -        15,128       15,128             -      (15,420)      (15,420)

- ------------------------------------------------------------------------------------------------------------------------------
Gains on investments                                   -        26,022       26,022             -        42,577        42,577
Foreign exchange gains/(losses) on
non-cash balances                                      -           938          938             -         (901)         (901)
Foreign exchange gains/(losses) on
cash balances                                        178         (630)        (452)          (17)           591           574
Income                                       2     6,857             -        6,857         3,385             -         3,385
Expenses                                  3/23   (7,642)       (3,357)     (10,999)       (4,065)             -       (4,065)

- ------------------------------------------------------------------------------------------------------------------------------
Net (deficit)/return before finance
costs and taxation                                 (607)        22,973       22,366         (697)        42,267        41,570
Interest payable and similar charges         6   (5,106)             -      (5,106)       (1,523)             -       (1,523)

- ------------------------------------------------------------------------------------------------------------------------------
Net (deficit)/return on ordinary
activities before taxation                       (5,713)        22,973       17,260       (2,220)        42,267        40,047
Tax on ordinary activities                   7       182             -          182            36             -            36

- ------------------------------------------------------------------------------------------------------------------------------
(Deficit)/return on ordinary
activities after tax for the period              (5,531)        22,973       17,442       (2,184)        42,267        40,083
Minority interest - equity                             -          (66)         (66)           (1)            23            22

- ------------------------------------------------------------------------------------------------------------------------------
(Deficit)/return on ordinary
activities after tax and minority
interest for the period attributable
to equity shareholders                           (5,531)        22,907       17,376       (2,185)        42,290        40,105
Dividends                                    8         -             -            -             -             -             -

- ------------------------------------------------------------------------------------------------------------------------------
Transfer (from)/to reserves                      (5,531)        22,907       17,376       (2,185)        42,290        40,105

- ------------------------------------------------------------------------------------------------------------------------------
Return per ordinary share                    9   (5.32)p        22.02p       16.70p       (2.14)p        41.35p        39.21p
Return per ordinary share - diluted          9   (5.32)p                                  (2.14)p


The notes on pages 37 to 54 form an integral part of these accounts.

The revenue column of this statement is the consolidated profit and loss account of the Group. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the year.

Company Statement of Total Return
(incorporating the Revenue Account)


                                                           For the year ended                     For the six months ended
                                                            31 December 2003                          31 December 2002
                                                 Revenue       Capital        Total       Revenue       Capital         Total
                                     Notes       GBP'000       GBP'000      GBP'000       GBP'000       GBP'000       GBP'000
Realised gains on investments           11             -        10,255       10,255             -        57,969        57,969
Unrealised gains/(losses) on
investments                             11             -        15,717       15,717             -      (15,300)      (15,300)

- ------------------------------------------------------------------------------------------------------------------------------
Gains on investments                                   -        25,972       25,972             -        42,669        42,669
Foreign exchange gains/(losses) on
non-cash balances                                      -           938          938             -         (901)         (901)
Foreign exchange (losses)/gains on
cash balances                                          -         (599)        (599)             -           629           629
Income                                   2         1,144             -        1,144           521             -           521
Expenses                              3/23       (1,154)       (3,357)      (4,511)         (755)             -         (755)

- ------------------------------------------------------------------------------------------------------------------------------
Net (deficit)/return before
finance costs and taxation                          (10)        22,954       22,944         (234)        42,397        42,163
Interest payable and similar
charges                                  6       (5,106)             -      (5,106)       (1,522)             -       (1,522)

- ------------------------------------------------------------------------------------------------------------------------------
Net (deficit)/return on ordinary
activities before taxation                       (5,116)        22,954       17,838       (1,756)        42,397        40,641
Tax on ordinary activities               7           138             -          138           (1)             -           (1)

- ------------------------------------------------------------------------------------------------------------------------------
(Deficit)/return on ordinary
activities after tax for the period              (4,978)        22,954       17,976       (1,757)        42,397        40,640
Dividends                                8             -             -            -             -             -             -

- ------------------------------------------------------------------------------------------------------------------------------
Transfer (from)/to reserves                      (4,978)        22,954       17,976       (1,757)        42,397        40,640

- ------------------------------------------------------------------------------------------------------------------------------
Return per ordinary share                9       (4.79)p        22.07p       17.28p       (1.72)p        41.46p        39.74p
Return per ordinary share - diluted      9       (4.79)p                                  (1.72)p


The notes on pages 37 to 54 form an integral part of these accounts.

The revenue column of this statement is the Company's profit and loss account. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the year.

Balance Sheets

                                                                        At 31 December 2003               At 31 December 2002
                                                                        Group       Company                Group      Company
                                                          Notes       GBP'000       GBP'000              GBP'000      GBP'000
TANGIBLE FIXED ASSETS                                        10           399             -                  282            -
- ------------------------------------------------------------------------------------------------------------------------------
                                                                          399             -                  282            -
- ------------------------------------------------------------------------------------------------------------------------------
FIXED ASSET INVESTMENTS
Venture funds and co-investments                             11       560,287       530,794              483,959      459,043
UK listed equity funds                                       11         8,184         8,184                    -            -
Money market instruments                                     11        41,877        41,877               13,911       13,911
Investment in subsidiaries                                   13             -        35,538                    -       28,920

- ------------------------------------------------------------------------------------------------------------------------------
                                                                      610,348       616,393              497,870      501,874
- ------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Debtors                                                      14         6,718         3,190                4,490        1,364
Cash at bank                                                            5,791           610                4,887        1,031

- ------------------------------------------------------------------------------------------------------------------------------
                                                                       12,509         3,800                9,377        2,395
- ------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Creditors: amounts falling due within one year               15         8,111         4,297                4,783          817
- ------------------------------------------------------------------------------------------------------------------------------
NET CURRENT ASSETS/(LIABILITIES)                                        4,398         (497)                4,594        1,578
- ------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                 615,145       615,896              502,746      503,452
Creditors: amounts falling due after more than one year      16        88,108        87,619               39,201       39,201
Minority interest - non-equity                                            100             -                  100            -
Minority interest - equity                                                319             -                  253            -

- ------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                            526,618       528,277              463,192      464,251
- ------------------------------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES
Called up share capital                                      19       112,655       112,655              102,266      102,266
Share premium account                                        20        43,114        43,114                7,453        7,453
Capital redemption reserve                                   21         3,204         3,204                3,204        3,204
Share purchase reserve                                       22        92,054        92,054               92,054       92,054
Capital reserves                                             23       281,902       282,034              258,995      259,080
Revenue reserve                                              24       (6,311)       (4,784)                (780)          194
- ------------------------------------------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' FUNDS                                   25       526,618      528,277               463,192      464,251
- ------------------------------------------------------------------------------------------------------------------------------
Net asset value per ordinary share         - undiluted       26        467.5p       468.9p                452.9p       454.0p
                                           - diluted         26        458.7p       460.0p                445.8p       446.7p


The accounts were approved by the Board of Directors on 26 March 2004 and signed on behalf of the Board by:

John J. McLachlan
Nicholas E. H. Ferguson
Directors

The notes on pages 37 to 54 form an integral part of these accounts.

Consolidated Cash Flow Statement


                                                                                                           For the six months
                                                                                      For the year ended                ended
                                                                                        31 December 2003     31 December 2002
                                                                              Notes              GBP'000              GBP'000
OPERATING ACTIVITIES
Income received on investments                                                                       931                  440
Bank interest received                                                                               424                  228
Investment advisory fee income received                                                            4,442                1,857
Administrative expenses paid                                                                     (8,068)              (2,433)

- ------------------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow from operating activities                              27              (2,271)                   92
- ------------------------------------------------------------------------------------------------------------------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid                                                                                    (2,808)              (1,801)
Loan facility finance costs                                                                      (2,361)                (634)
- ------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from returns on investments and servicing of finance                            (5,169)              (2,435)
- ------------------------------------------------------------------------------------------------------------------------------
TAXATION
Income tax recovered                                                                                 131                    -
Overseas tax suffered                                                                                (8)                 (24)
- ------------------------------------------------------------------------------------------------------------------------------
Total tax recovered/(paid)                                                                           123                 (24)
- ------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of money market instruments                                                           (100,720)            (127,797)
Purchase of UK listed equity investments                                                         (7,477)                    -
Purchase of tangible fixed assets                                                                  (221)                 (34)
Sale of money market instruments                                                                  73,052              144,494
Calls paid                                                                                     (110,737)            (122,677)
Capital distributions received                                                                    59,426              104,510
- ------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from capital expenditure and financial investment                              (86,677)              (1,504)
- -----------------------------------------------------------------------------------------------------------------------------
EQUITY DIVIDENDS PAID
Dividends                                                                                              -                    -
- ------------------------------------------------------------------------------------------------------------------------------
Total dividends paid                                                                                   -                    -
- ------------------------------------------------------------------------------------------------------------------------------
FINANCING
Drawdown from loan facility                                                      15               39,996               25,110
Repayment of loan facility                                                       15             (39,028)             (26,011)
Proceeds from ordinary share placing                                             19               47,919                    -
Issue and listing costs of ordinary shares                                                       (2,448)                    -
Proceeds from convertible bond issue                                             16               49,797                    -
Issue and listing costs of convertible bonds                                                       (886)                (218)
- ------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from financing                                                          95,350              (1,119)
- ------------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW/(OUTFLOW)                                                                          1,356              (4,990)
- ------------------------------------------------------------------------------------------------------------------------------



RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                                                                           For the six months
                                                                                      For the year ended                ended
                                                                                        31 December 2003      31December 2002
                                                                               Note              GBP'000              GBP'000
Increase/(decrease) in cash during the period                                                      1,356              (4,990)
Exchange (loss)/gain on cash balances                                                              (452)                  574
Increase in convertible bonds                                                                   (48,418)                 (49)
- ------------------------------------------------------------------------------------------------------------------------------
Change in net debt                                                                              (47,514)              (4,465)
- ------------------------------------------------------------------------------------------------------------------------------
Net debt at the beginning of the period                                                         (34,314)             (29,849)
- ------------------------------------------------------------------------------------------------------------------------------
Net debt at the end of the period                                                28             (81,828)             (34,314)
- -----------------------------------------------------------------------------------------------------------------------------

The notes on pages 37 to 54 form an integral part of these accounts.

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

   b) Tangible fixed assets

      The Group's tangible fixed assets which include telecommunications, leasehold improvements, office equipment and computers are included at cost and are depreciated over their useful lives on a straight line basis at rates varying between 20% and 33% per annum.

   c) Fixed asset investments

      Equity share investments, fixed income and loan investments, interests in partnerships and unit trusts, together with interests in any associated undertakings and the investments in the various Schroder Ventures and Permira funds, will be regarded as financial fixed assets as they are held for long term investment purposes. The treatment of associated undertakings in the same way as other fixed asset investments is in accordance with Financial Reporting Standard 9.

   d) Valuation of investments

      The Company's investments in the various Schroder Ventures and Permira funds are valued by the Directors at the balance sheet date by valuing the underlying investments comprising the portfolios of the Schroder Ventures and Permira funds in accordance with the valuation policies set out below, as adjusted, where appropriate, for other assets and liabilities of the Schroder Ventures and Permira funds. The valuation policies of the Company are consistent with the current guidelines issued by the British Venture Capital Association ("BVCA"), which came into effect on 1 August 2003. In accordance with these guidelines where, in an exceptional case, the strict application of the valuation policies set out below, would not, in the opinion of the Directors, result in a fair value being ascribed to an investment, the Directors may adopt an alternative valuation in accordance with the overriding BVCA principle that the value should be a fair one.

      Carried interest and management fees

      For the purpose of valuing the Company's holdings in the various Schroder Ventures and Permira funds, management fees due to Schroder Ventures or Permira will be accounted for on the accruals basis. An estimate of Carried Interest, the allocation to Schroder Ventures or Permira of 20% of the profits arising in each Fund calculated by reference to the valuations of the underlying investments, will be deducted from the values of the Company's holdings. Disclosed valuations of individual investee companies will, by necessity, be shown before deduction of Carried Interest.

   e) Income and capital gains recognition

      The Company's income and capital gains are expected to be derived primarily from future distributions in respect of its holdings in Schroder Ventures or Permira funds. The Company will account for such distributions by reference to the underlying source of the distribution.

      Revenue distributions receivable by the Company which arise from dividends, interest and other revenue items through the Schroder Ventures and Permira funds will be credited to the Company's revenue account when such income distributions are declared. Investment income arising from directly held investments of the Company will, in the case of dividends, be included as revenue in the period in which they go ex-dividend, and, in the case of interest income which, together with interest payable and all other revenue expenses, will be treated on an accruals basis.

      Realised profits on capital distributions receivable by the Company which arise from the realisation of investments within the Schroder Ventures and Permira funds will be credited to the Company's capital reserve when they are declared.

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

    - Other expenses of a capital nature.

      Capital Reserve - Unrealised.

      The following are accounted for in this reserve:

    - increases and decreases in the revaluation of investments held at the year end.

    - unrealised exchange differences of a capital nature

    - exchange differences arising on consolidation.

2.  INCOME

                                                                                                     For the      For the
                                                                          For the      For the    six months   six months
                                                                       year ended   year ended         ended        ended
                                                                      31 December  31 December   31 December  31 December
                                                                             2003         2003          2002         2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Income from money market instruments                                      454          454           267          267
    Income from venture funds and co-investments                              564          564           153          153
    Interest receivable and similar income                                    401          126           249          101
    Income from investment advisory services                                5,438            -         2,716            -
    ----------------------------------------------------------------------------------------------------------------------
                                                                            6,857        1,144         3,385          521
    ----------------------------------------------------------------------------------------------------------------------

    Income arises mainly from UK assets or operations.

3.  EXPENSES

                                                                                                     For the      For the
                                                                          For the      For the    six months   six months
                                                                       year ended   year ended         ended        ended
                                                                      31 December  31 December   31 December  31 December
                                                                             2003         2003          2002         2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Fees payable to Schroder Investment
    Management Limited (note 29)                                              322          322           192          192
    Directors' remuneration                                                 1,504          191           885           95
    Staff costs (note 4)                                                    3,773            -         1,746            -
    Depreciation (note 10)                                                    100            -            45            -
    General expenses                                                        1,893          605         1,146          428
    Auditors' remuneration:
    - audit                                                                    40           30            28           19
    - non-audit*                                                               10            6            23           21
    ----------------------------------------------------------------------------------------------------------------------
                                                                            7,642        1,154         4,065          755
    ----------------------------------------------------------------------------------------------------------------------

    *Fees for non-audit services relate primarily to the preparation and filing of returns with the US Securities and Exchange Commission.

4.  STAFF COSTS

                                                                                                     For the      For the
                                                                          For the      For the    six months   six months
                                                                       year ended   year ended         ended        ended
                                                                      31 December  31 December   31 December  31 December
                                                                             2003         2003          2002         2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Salaries and other remuneration                                         2,924            -         1,401            -
    Social security costs                                                     442            -           237            -
    Pension costs (note 5)                                                    407            -           108            -
    ----------------------------------------------------------------------------------------------------------------------
                                                                            3,773            -         1,746            -
    ----------------------------------------------------------------------------------------------------------------------

    The Company has no employees. The average number of employees employed by subsidiary undertakings was:

                                                                                                     For the  For the six
                                                                                                  year ended months ended
                                                                                                 31 December  31 December
                                                                                                        2003         2002
                                                                                                       Group        Group
                                                                                                     GBP'000      GBP'000
    Full-time employees                                                                                   20           20
    Seconded staff                                                                                         4            4
    ----------------------------------------------------------------------------------------------------------------------
                                                                                                          24           24
    ----------------------------------------------------------------------------------------------------------------------

5.  PENSION COSTS

The charge for pension costs comprises:

                                                                                                     For the      For the
                                                                          For the      For the    six months   six months
                                                                       year ended   year ended         ended        ended
                                                                      31 December  31 December   31 December  31 December
                                                                             2003         2003          2002         2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Defined benefit schemes                                                   172            -            29            -
    Money purchase schemes                                                    235            -            79            -
    ----------------------------------------------------------------------------------------------------------------------
                                                                              407            -           108            -
    ----------------------------------------------------------------------------------------------------------------------

    The Group does not participate in a SVIIT Group pension scheme. Costs in respect of defined benefit schemes relate to payments due to the Schroders Retirement Benefits Scheme ("the Scheme") in respect of four employees, including the Company's executive Directors, seconded from Schroder Investment Management Limited to Schroder Ventures (London) Limited ("SVLL"), a wholly owned subsidiary of the Company. SVLL and the Scheme's trustees, taking advice from the independent actuaries, agree the contributions.

    In accordance with FRS 17, the scheme is accounted for as a defined contribution scheme on the basis that the Group is unable to identify its share of the underlying assets and liabilities of the Scheme at the balance sheet date. Further details of the Scheme can be found in the Annual Report and Accounts of Schroders plc. In particular, the Scheme had 612 active members in the defined benefit section at 31 December 2003 and the accounts of Schroders plc disclosed a net pension deficit in respect of the Scheme of GBP20.1 million, calculated under FRS 17 based on interim valuations prepared by independent qualified actuaries.

6.  INTEREST PAYABLE AND SIMILAR CHARGES

                                                                                                     For the      For the
                                                                          For the      For the    six months   six months
                                                                       year ended   year ended         ended        ended
                                                                      31 December  31 December   31 December  31 December
                                                                             2003         2003          2002         2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Convertible bond interest                                               3,050        3,050           900          900
    Amortisation of convertible bond premium,
    issue and listing costs                                                    95           95            45           45
    Loan facility finance costs                                             1,961        1,961           577          577
    Other interest                                                              -            -             1            -

    ----------------------------------------------------------------------------------------------------------------------
                                                                            5,106        5,106         1,523        1,522
    ----------------------------------------------------------------------------------------------------------------------

7.  TAXATION
    (a) The (credit)/charge for taxation for the period is made up as follows:

                                                                                                     For the      For the
                                                                          For the      For the    six months   six months
                                                                       year ended   year ended         ended        ended
                                                                      31 December  31 December   31 December  31 December
                                                                             2003         2003          2002         2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Current tax
    Corporation tax                                                             -            -             -            -
    Double taxation relief                                                      -            -             -            -
    ----------------------------------------------------------------------------------------------------------------------
                                                                                -            -             -            -
    Income tax suffered by the venture funds                                  (9)          (9)             -            -
    Overseas tax                                                                1            1             8            1
    Prior year adjustment                                                   (174)        (130)          (44)            -
    ----------------------------------------------------------------------------------------------------------------------
    Total current tax (note 7(b))                                           (182)        (138)          (36)            1
    ----------------------------------------------------------------------------------------------------------------------

    Deferred Tax
    Deferred tax - prior year adjustment                                        -            -             -            -
    ----------------------------------------------------------------------------------------------------------------------
    Total deferred tax                                                          -            -             -            -
    ----------------------------------------------------------------------------------------------------------------------
    Total tax (credit)/charge                                               (182)        (138)          (36)            1
    ----------------------------------------------------------------------------------------------------------------------



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

    (b) Factors affecting current tax charge for the period:

    The tax assessed for the period is lower than the standard rate of corporation tax in the UK for a large company (30%). The differences are explained below:

                                                                                                     For the      For the
                                                                          For the      For the    six months   six months
                                                                       year ended   year ended         ended        ended
                                                                      31 December  31 December   31 December  31 December
                                                                             2003         2003          2002         2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Deficit on ordinary activities before taxation                        (5,713)      (5,116)       (2,220)      (1,756)
    Corporation tax at 30%                                                (1,714)      (1,535)         (666)        (527)

    Effects of:
    Overseas taxation written off                                               1            1             8            1
    Non deductible expenses                                                    17            5             8            4
    Unutilised current period expenses carried forward                      1,700        1,530           625          460
    Other timing differences                                                    -            -            61           63
    Income tax recoverable on venture fund investments                        (9)          (9)             -            -
    Income of subsidiary not taxable                                          (3)            -          (28)            -
    Prior year adjustment - corporation tax                                 (174)        (130)          (44)            -
    ----------------------------------------------------------------------------------------------------------------------
    Current tax (credit)/charge for the period (Note 7(a))                  (182)        (138)          (36)            1
    ----------------------------------------------------------------------------------------------------------------------

7.  TAXATION continued
     (c) Factors affecting future tax charges:
    The Group currently has and expects to generate surplus tax losses. A deferred tax asset in respect of these surplus losses is not recognised because their utilisation is considered unlikely in the foreseeable future.


8.  DIVIDENDS
    No dividend has been proposed in respect of the current financial year. Similarly, no dividend was declared in respect of the six months ended 31 December 2002.


9.  RETURN PER ORDINARY SHARE

                                                    For the year ended                   For the six months ended
                                                     31 December 2003                        31 December 2002
                                               Revenue       Capital        Total       Revenue      Capital        Total
    Group
    ----------------------------------------------------------------------------------------------------------------------
    Return per ordinary share  - basic         (5.32)p        22.02p       16.70p       (2.14)p       41.35p       39.21p
                               - diluted       (5.32)p                                  (2.14)p
    ----------------------------------------------------------------------------------------------------------------------


    The basic revenue return per ordinary share is based on the net deficit on ordinary activities after taxation and minority interests of GBP5,531,000 (six months ended 31 December 2002: deficit of GBP2,185,000) and on 104,018,459 ordinary shares (six months ended
    31 December 2002: 102,265,699) being the weighted average number of shares in issue during the year.

    The capital return per ordinary share is based on the net return for the year of GBP22,907,000 (six months ended 31 December 2002: return of GBP42,290,000) and on 104,018,459 ordinary shares (six months ended
    31 December 2002: 102,265,699) being the weighted average number of shares in issue during the year.


                                                    For the year ended                   For the six months ended
                                                     31 December 2003                        31 December 2002
                                               Revenue       Capital        Total       Revenue      Capital        Total
    Company
    ----------------------------------------------------------------------------------------------------------------------
    Return per ordinary share  - basic         (4.79)p        22.07p       17.28p       (1.72)p       41.46p       39.74p
                               - diluted       (4.79)p                                  (1.72)p
    ----------------------------------------------------------------------------------------------------------------------


    The basic revenue return per ordinary share is based on the net deficit on ordinary activities after taxation of GBP4,978,000 (six months ended 31 December 2002: deficit of GBP1,757,000) and on 104,018,459 ordinary shares (six months ended 31 December 2002: 102,265,699) being the weighted average number of shares in issue during the year.

    The capital return per ordinary share is based on the net return for the year of GBP22,954,000 (six months ended 31 December 2002: return of GBP42,397,000) and on 104,018,459 ordinary shares (six months ended
    31 December 2002: 102,265,699) being the weighted average number of shares in issue during the year.

    The  diluted  revenue  returns  per  ordinary  share for the year  ended
    31 December 2003 have been calculated in accordance with FRS 14 under which the convertible bonds (note 16) are regarded as dilutive if, on conversion, the increased returns attributable to equity shareholders arising from the interest saved (less taxation), divided by the increased weighted average number of shares, are less than the basic returns per ordinary share. These calculations assume that conversion of dilutive potential ordinary shares takes place on 1 January 2003, at an exercise price of 399p for the 2011 Bonds and 480p for the 2013 Bonds. As there are revenue losses, the convertible bonds do not have a dilutive effect on revenue returns in either period.

    The diluted revenue returns per ordinary share have also been calculated assuming the exercise of all potential dilutive ordinary shares arising from the share options in issue (see note 19). As there are revenue losses, the options do not have a dilutive effect on revenue returns in either period.

10. TANGIBLE FIXED ASSETS (GROUP)

                                                                                                    Telecom-
                                                                                                 munications
                                                                        Leasehold     Computer    and office
                                                                     Improvements    equipment     equipment        Total
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Cost
    At 1 January 2003                                                         150          142            99          391
    Additions                                                                   1          217             3          221
    Disposals                                                                   -          (2)             -          (2)
    Exchange translation adjustments                                          (1)          (4)           (2)          (7)
    ----------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                                                       150          353           100          603
    ----------------------------------------------------------------------------------------------------------------------
    Depreciation
    At 1 January 2003                                                          35           53            21          109
    Charge for the period                                                      30           50            20          100
    Disposals                                                                   -          (1)             -          (1)
    Exchange translation                                                        -          (3)           (1)          (4)
    ----------------------------------------------------------------------------------------------------------------------
    At 31 December 2003                                                        65           99            40          204
    ----------------------------------------------------------------------------------------------------------------------
    Net book value
    At 31 December 2003                                                        85          254            60          399
    ----------------------------------------------------------------------------------------------------------------------
    At 1 January 2003                                                         115           89            78          282
    ----------------------------------------------------------------------------------------------------------------------


11. INVESTMENTS
    (a) Group

                                                                Venture funds and    UK listed  Money market        Total
                                                                   co-investments equity funds   instruments    portfolio
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Cost at 1 January 2003                                                595,021            -        13,875      608,896
    Unrealised (loss)/gain at 1 January 2003                            (111,062)            -            36    (111,026)
    ----------------------------------------------------------------------------------------------------------------------
    Valuation at 1 January 2003                                           483,959            -        13,911      497,870
    Calls and purchases payable                                           110,737        8,015       100,720      219,472
    Distributions and sales receivable                                   (59,426)        (538)      (73,052)    (133,016)
    Realised gain/(loss)                                                   10,985          143         (234)       10,894
    Unrealised gain                                                        14,032          564           532       15,128
    ----------------------------------------------------------------------------------------------------------------------
    Valuation at 31 December 2003                                         560,287        8,184        41,877      610,348
    ----------------------------------------------------------------------------------------------------------------------

    Distributions of GBP538,000 in respect of UK listed equity funds are in-specie transfers to the SVIIT UK Focus Fund.

11. INVESTMENTS continued
    Gains on investments

                                                                                                                  For the
                                                                                                For the year   six months
                                                                                                       ended        ended
                                                                                                 31 December  31 December
                                                                                                        2003         2002
                                                                                                     GBP'000      GBP'000
    Realised gain on investments based on historical cost                                              1,342       89,641
    Amounts recognised as unrealised previously                                                        9,552     (31,644)
    ----------------------------------------------------------------------------------------------------------------------
    Realised gain based on carrying value at previous balance sheet date                              10,894       57,997
    Net movement in unrealised gains/(losses)                                                         15,128     (15,420)
    ----------------------------------------------------------------------------------------------------------------------
    Total gains on investments                                                                        26,022       42,577
    ----------------------------------------------------------------------------------------------------------------------


    (b) Company

                                                                Venture funds and    UK listed  Money market        Total
                                                                   co-investments equity funds   instruments    portfolio
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Cost at 1 January 2003                                                559,992            -        13,875      573,867
    Unrealised (loss)/gain at 1 January 2003                            (100,949)            -            36    (100,913)
    ----------------------------------------------------------------------------------------------------------------------
    Valuation at 1 January 2003                                           459,043            -        13,911      472,954
    Calls and purchases payable                                           110,643        8,015       100,720      219,378
    Distributions and sales receivable                                   (57,341)        (538)      (73,052)    (130,931)
    Realised gain/(loss)                                                   10,346          143         (234)       10,255
    Unrealised gain                                                         8,103          564           532        9,199
    ----------------------------------------------------------------------------------------------------------------------
    Valuation at 31 December 2003                                         530,794        8,184        41,877      580,855
    ----------------------------------------------------------------------------------------------------------------------

    Gains on investments

                                                                                                                  For the
                                                                                                For the year   six months
                                                                                                       ended        ended
                                                                                                 31 December  31 December
                                                                                                        2003         2002
                                                                                                     GBP'000      GBP'000
    Realised gain on investments based on historical cost                                                526       90,231
    Amounts recognised as unrealised previously                                                        9,729     (32,262)
    ----------------------------------------------------------------------------------------------------------------------
    Realised gain based on carrying value at previous balance sheet date                              10,255       57,969
    Net movement in unrealised gains/(losses)                                                          9,199     (13,160)
    ----------------------------------------------------------------------------------------------------------------------
    Total gains on investments                                                                        19,454       44,809
    ----------------------------------------------------------------------------------------------------------------------

    Total gains of GBP25,972,000 shown in the Statement of Total Return also include gains on subsidiaries during the year of GBP6,518,000.

12. GEOGRAPHICAL ANALYSIS OF INVESTMENTS

                                                                            31 December 2003           31 December 2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Venture funds and co-investments
    Europe
    United Kingdom                                                         12,983       12,442        13,344       12,603
    France                                                                    310          310           488          488
    Germany                                                                 8,577        3,662         8,496        4,229
    Italy                                                                   1,643        1,643         1,642        1,642
    Spain                                                                   1,242        1,242           930          930
    Pan Europe                                                            396,191      395,965       315,253      315,083
    ----------------------------------------------------------------------------------------------------------------------
    Total Europe                                                          420,946      415,264       340,153      334,975
    ----------------------------------------------------------------------------------------------------------------------
    Asia
    Asia Pacific                                                           44,652       27,588        37,800       26,192
    Japan                                                                  14,625        7,919        15,918        7,835
    ----------------------------------------------------------------------------------------------------------------------
    Total Asia                                                             59,277       35,507        53,718       34,027
    ----------------------------------------------------------------------------------------------------------------------
    North America
    Canada                                                                 15,764       15,764        26,524       26,524
    United States*                                                         64,300       64,259        63,564       63,517
    ----------------------------------------------------------------------------------------------------------------------
    Total Americas                                                         80,064       80,023        90,088       90,041
    ----------------------------------------------------------------------------------------------------------------------
    Total venture funds and co-investments                                560,287      530,794       483,959      459,043
    ----------------------------------------------------------------------------------------------------------------------
    UK listed equity funds
    SVIIT UK Focus Fund                                                     8,184        8,184             -            -
    ----------------------------------------------------------------------------------------------------------------------
    Total UK listed equity funds                                            8,184        8,184             -            -
    ----------------------------------------------------------------------------------------------------------------------
    Money market instruments
    Sterling denominated                                                    9,960        9,960        10,000       10,000
    Euro denominated                                                       31,917       31,917         3,911        3,911
    ----------------------------------------------------------------------------------------------------------------------
    Total money market investments                                         41,877       41,877        13,911       13,911
    ----------------------------------------------------------------------------------------------------------------------
    Total Investment Portfolio                                            610,348      580,855       497,870      472,954

    ----------------------------------------------------------------------------------------------------------------------

    * Schroder Ventures International Life Sciences Funds I and II and International Life Sciences Fund III have been included within the United States.

    All venture funds held by the Group are unlisted. However, some of the underlying companies held within those funds are listed. Included in the value of total venture funds and co-investments of GBP560,287,000 are listed investments amounting to GBP43,500,000 (31 December 2002:
    GBP26,081,000).

    Significant Interests In Investment Funds

    Details of investments in which the Company or Group has an interest of 10% or more of any class of share/units are detailed in the list of investments on pages 18 to 21. All of these venture funds are managed or advised by Permira or Schroder Ventures.

    In addition, as at 31 December 2003, SVIIT had a 47.9% interest in the SVIIT UK Focus Fund, a Dublin-listed OEIC managed by SVIIT Investment Managers Limited.

13. INVESTMENTS IN SUBSIDIARIES

                                                                                                                  For the
                                                                                               For the year    six months
                                                                                                      ended         ended
                                                                                                31 December   31 December
                                                                                                       2003          2002
                                                                                                    Company       Company
                                                                                                    GBP'000       GBP'000
    Cost at the beginning of the period                                                              27,012        25,512
    Capital injection                                                                                   100         1,500
    ----------------------------------------------------------------------------------------------------------------------
    Cost at the end of the period                                                                    27,112        27,012
    Net unrealised gain on investment                                                                 8,426         1,908
    ----------------------------------------------------------------------------------------------------------------------
    Market value at the end of the period                                                            35,538        28,920
    ----------------------------------------------------------------------------------------------------------------------

    The Platinum Trust is included in the Company's balance sheet at its fair value of GBP32,438,000 (31 December 2002: GBP25,920,000). Schroder
    Ventures (London) Limited ("SVLL") is included at cost of GBP3,000,000 (31 December 2002: GBP3,000,000). SVIIT Investment Managers Limited is included at cost of GBP100,000 (31 December 2002: Nil). Schroder
    Ventures North America Inc. and Schroder Ventures Boston Inc. are wholly owned subsidiaries of SVLL.

    Subsidiary undertakings at 31 December 2003:


                                                                                                             Net revenue/
                                                                                                                (deficit)
                                                                                                                    after
                                                                                                     Capital  tax for the
                                                 Country of                 Number and                   and         year
                                               registration,                  class of           reserves at        ended
                                              incorporation               shares/units   Group   31 December  31 December
                                                        and                held by the holding          2003         2003
                                                  operation                      Group       %       GBP'000      GBP'000
    Company and business
    The Platinum Trust (unit trust)                Guernsey        23,112,'A' units(1)      99)
    - investment                                                      900 'B' units(1)      90)       32,856           17
    Schroder Ventures (London) Limited
    - advisory and administration services                          3,000,000 Ordinary
                                                         UK                  Shares(2)     100         1,362        (570)
    Schroder Ventures North America Inc
    - broker/dealer.                                     US     3,000 Common Shares(3)     100           251           14
    Schroder Ventures Boston Inc.
    - investment advisor                                 US       100 Common Shares(4)     100             -            -
    SVIIT Investment Managers Limited
    - investment manager                                 UK 100,000 Ordinary Shares(5)     100           100            -

    (1) On termination of The Platinum Trust, the 'B' units (non-equity) are entitled to a return of the original amount subscribed. The 'A' units (equity) are entitled to the remaining net assets.
    (2) The Company acquired 100 ordinary GBP1 shares in Schroder Ventures (London) Limited ("SVLL") for GBP100 on 18 June 2001. On 26 June 2001, SVLL issued 749,900 ordinary GBP1 shares to the Company for GBP749,900. On 22 April 2002, SVLL issued a further 750,000 ordinary GBP1 shares to the Company for GBP750,000. On 19 December 2002, SVLL issued a further 1,500,000 ordinary GBP1 shares to the Company for GBP1,500,000.
    (3) Schroder Ventures North America Inc. ("SVNA") is a subsidiary of SVLL. SVLL acquired SVNA on 18 June 2001 for $50,000 and made a further capital injection of $250,000 in the year ended 30 June 2002.
    (4) Schroder Ventures Boston Inc. ("SVBI") is also a subsidiary of SVLL. SVBI commenced operations on 1 January 2003. SVLL acquired 100 common $1 shares for $100 on 13 December 2002.
    (5) The Company acquired 100 ordinary GBP1 shares in SVIIT Investment Managers Limited ("SVIIT IM") for GBP100 on 16 October 2002. On
        16 May 2003, SVIIT IM issued 99,900 ordinary GBP1 shares to the Company for GBP99,900.

14. DEBTORS

                                                                            31 December 2003           31 December 2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Amounts falling due within one year:
    Interest receivable                                                       107          104            45           43
    Prepayments and other debtors                                           2,151        3,086         1,950        1,321
    Accrued investment advisory fee income                                  4,460            -         2,495            -
    ----------------------------------------------------------------------------------------------------------------------
                                                                            6,718        3,190         4,490        1,364
    ----------------------------------------------------------------------------------------------------------------------

15. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                                            31 December 2003           31 December 2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    Interest payable and similar charges                                      442          442           219          219
    Other creditors and accruals                                            7,669        3,855         4,564          598
    ----------------------------------------------------------------------------------------------------------------------
                                                                            8,111        4,297         4,783          817
    ----------------------------------------------------------------------------------------------------------------------

    The Group has in place a multicurrency revolving loan facility of EUR285 million with the Royal Bank of Scotland and HBOS replacing the previous facility of EUR225 million. During the year, the Company borrowed EUR56.8 million under this facility. The loans were fully repaid by 31 December 2003.

16. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                                            31 December 2003           31 December 2002
                                                                            Group      Company         Group      Company
                                                                          GBP'000      GBP'000       GBP'000      GBP'000
    4.5% Subordinated Convertible Bonds 2011                               39,400       39,400        40,000       40,000
    Unamortised issue and listing costs                                     (698)        (698)         (799)        (799)
    ----------------------------------------------------------------------------------------------------------------------
                                                                           38,702       38,702        39,201       39,201
    ----------------------------------------------------------------------------------------------------------------------
    4.5% Subordinated Convertible Bonds 2013                               49,000       49,000             -            -
    Unamortised premium, issue and listing costs                             (83)         (83)             -            -
    ----------------------------------------------------------------------------------------------------------------------
                                                                           48,917       48,917             -            -
    ----------------------------------------------------------------------------------------------------------------------
    Deferred staff compensation                                               489            -             -            -
    ----------------------------------------------------------------------------------------------------------------------
    Total creditors due after more than one year                           88,108       87,619        39,201       39,201
    ----------------------------------------------------------------------------------------------------------------------

    Creditors due after more than one year comprise GBP39.4 million nominal of 4.5% subordinated convertible bonds, which mature on 21 November 2011. These bonds are convertible, at any time, into ordinary shares at a conversion price of 399p per share. During the year, GBP0.6 million nominal of bonds were converted into 150,375 new ordinary shares.

    On 21 May 2003, the Company issued GBP40 million nominal of 4.5% subordinated convertible bonds due 21 May 2013 to investors. As these bonds were unlisted on the date their terms were fixed, there was no market price available. These bonds are convertible, at any time, into ordinary shares at a conversion price of 480p per share.

    On 16 and 18 July 2003 and 7 August 2003, the Company issued a further GBP9 million nominal of 4.5% subordinated convertible bonds due
    21 May 2013 to investors. The market price on these dates, was 108p, 108p and 114p, respectively. These bonds are convertible, at any time, into ordinary shares at a conversion price of 480p per share.

    In accordance with FRS 4 "Capital Instruments", issue costs and premium are charged to the revenue account over the term of the capital instrument.

    FRS 13 requires disclosure of the fair value of debt. The convertible bonds are listed on the London Stock Exchange. On 31 December 2003, the closing bid-offer spread was 114.9375p to 115.0625p for the 2011 bonds and 106.9375p to 107.0625p for the 2013 bonds. This equates to a fair valuation range of GBP45.3 - GBP45.3 million for the 2011 bonds and GBP52.4 - GBP52.5 million for the 2013 bonds in issue.

17. CONTINGENT LIABILITIES
    The Company guarantees any drawings taken out by Platinum Trust under the EUR285 million loan facility with the Royal Bank of Scotland plc and HBOS plc (GBP200.8 million, translated at the balance sheet date). To date, Platinum Trust has made no drawings under the facility.


18. CAPITAL COMMITMENTS
    At 31 December 2003, the Group had uncalled commitments to its Fund investments as follows:

                                                                                                   Uncalled
                                                                                                 commitment     Uncalled
                                                                                                     (local  commitment*
                                                                                                  currency)         GBPm
    International Life Sciences Fund III                                                             $59.6m         33.3
    Permira Europe II                                                                             EUR130.0m         91.6
    Permira Europe III                                                                            EUR508.0m        357.9
    P123                                                                                           EUR41.9m         29.5
    Schroder Canadian Buy-Out Fund II                                                                 $0.9m          0.4
    Schroder Canadian Buy-Out Fund III                                                               $36.5m         15.8
    Schroder Ventures Asia Pacific Fund                                                              $41.9m         23.1
    Schroder Ventures International Life Sciences Fund II                                             $2.0m          1.2
    Schroder Ventures US Fund                                                                        $21.7m         12.2
    The Japan Venture Fund III                                                                    YEN487.4m          2.5
    The Japan Venture Fund IV**                                                                 YEN3,747.6m         19.5
    The Strategic Recovery Fund                                                                     GBP7.4m          7.4
    ---------------------------------------------------------------------------------------------------------------------
    Total                                                                                                          594.4
    ---------------------------------------------------------------------------------------------------------------------

    *based on exchange rates at 31 December 2003.
    **based on the Company's commitment to the fund at its first closing in December 2003. The Company intends to commit a further YEN1,624.5m at the fund's final close in 2004.

    The total commitments shown above include GBP1.1m in relation to Funds held by Platinum Trust and EUR0.1m in relation to SVLL. P123 commitments represent uncalled amounts due for ordinary shares.

19. SHARE CAPITAL

                                                                              31 December 2003          31 December 2002
                                                                             Group      Company         Group    Company
                                                                           GBP'000      GBP'000       GBP'000    GBP'000
    Authorised:
    200,000,000 (2002: 150,000,000) shares of GBP1.00 each                 200,000      200,000       150,000    150,000
    ---------------------------------------------------------------------------------------------------------------------
    Allotted, Called Up and Fully Paid:
    Opening balance of 102,265,699 shares of GBP1.00 each                  102,266      102,266       102,266    102,266
    Issue of ordinary shares on conversion of bonds                            150          150             -          -
    Placing of new ordinary shares                                          10,239       10,239             -          -
    ---------------------------------------------------------------------------------------------------------------------
    Closing balance of 112,655,174 shares of GBP1.00 each                  112,655      112,655       102,266    102,266
    ---------------------------------------------------------------------------------------------------------------------

    Issue of Shares
    On 9 January 2003, the Company issued 125,313 ordinary shares on conversion of GBP500,000 nominal of the 2011 convertible bonds. On 10 November 2003, the Company issued 25,062 ordinary shares on conversion of GBP100,000 nominal of the 2011 convertible bonds.

    An Extraordinary General Meeting of the Company was held on 31 October 2003. Shareholders approved an increase of GBP50 million to the authorised share capital, from GBP150 million to GBP200 million, and the allotment of equity securities up to an aggregate nominal amount of GBP12,798,876. The Directors utilised this authority to issue 10,239,100 ordinary shares on 7 October 2003 (at GBP4.68 per share) by way of an underwritten placing by J.P. Morgan Securities Limited.

19. SHARE CAPITAL continued
    Options Over Ordinary Shares
    During the year,  1,284,156  options were granted (six months ended
    31 December 2002: none). No options were exercised during the year and 88,923 lapsed. At 31 December 2003, 5,448,596 (2002: 4,253,363)
    options to subscribe for ordinary shares were outstanding, as detailed below:


                                                                                               31 December   31 December
                                                                                    Exercise          2003          2002
                                                                                       price        Number        Number
    Issue date                                                                     per share      in issue      in issue
    June 2001                                                                        410.00p     2,813,407     2,813,407
    June 2001                                                                        405.50p        28,359        28,359
    April 2002                                                                       335.00p        14,476        34,774
    April 2002                                                                       334.50p     1,333,476     1,376,823
    March 2003                                                                       397.50p        18,616             -
    March 2003                                                                       392.75p     1,183,570             -
    October 2003                                                                     493.00p        56,692             -
    ---------------------------------------------------------------------------------------------------------------------
                                                                                                 5,448,596     4,253,363
    ---------------------------------------------------------------------------------------------------------------------

    Further details of options over the Company's shares granted to the executive Directors are given in the Remuneration Report on pages 29 to 31.


20. SHARE PREMIUM ACCOUNT

                                                                           31 December 2003            31 December 2002
                                                                          Group      Company         Group       Company
                                                                        GBP'000      GBP'000       GBP'000       GBP'000
    Balance brought forward                                               7,453        7,453         7,453         7,453
    Premium on shares issued on conversion of bonds                         438          438             -             -
    Premium on issue of shares via placing                               35,223       35,223             -             -

    ---------------------------------------------------------------------------------------------------------------------
    Balance carried forward                                              43,114       43,114         7,453         7,453
    ---------------------------------------------------------------------------------------------------------------------

21. CAPITAL REDEMPTION RESERVE

                                                                           31 December 2003            31 December 2002
                                                                          Group      Company         Group       Company
                                                                        GBP'000      GBP'000       GBP'000       GBP'000
    ---------------------------------------------------------------------------------------------------------------------
    Balance brought forward and carried forward                           3,204        3,204         3,204         3,204
    ---------------------------------------------------------------------------------------------------------------------

22. SHARE PURCHASE RESERVE

                                                                          31 December 2003            31 December 2002
                                                                          Group      Company         Group       Company
                                                                        GBP'000      GBP'000       GBP'000       GBP'000
    ---------------------------------------------------------------------------------------------------------------------
    Balance brought forward and carried forward                          92,054       92,054        92,054        92,054

    ---------------------------------------------------------------------------------------------------------------------

23. CAPITAL RESERVES

                                                                         For the year ended      For the six months ended
                                                                          31 December 2003            31 December 2002
                                                                          Group      Company         Group       Company
                                                                        GBP'000      GBP'000       GBP'000       GBP'000
    Realised gains brought forward                                      370,079      358,092       280,716       268,133
    Realised gains on venture fund distributions                         10,985       10,346        58,425        58,397
    Realised gains on sale of listed equities                               143          143             -             -
    Transfer on disposal                                                (9,364)      (9,768)        31,644        32,262
    Expenses charged to capital*                                        (3,357)      (3,357)             -             -
    Realised exchange (losses)/gains on currency balances                 (599)        (599)           623           629
    Realised exchange gains/(losses) on non-currency balances               938          938         (901)         (901)
    Realised exchange losses on sale of money market instruments          (234)        (234)         (428)         (428)
    ---------------------------------------------------------------------------------------------------------------------
    Realised gains carried forward                                      368,591      355,561       370,079       358,092
    ---------------------------------------------------------------------------------------------------------------------

    Unrealised losses brought forward                                 (111,084)     (99,012)      (64,011)      (51,450)
    Decrease/(Increase) in unrealised losses on venture funds            14,032        8,103      (15,456)      (13,196)
    Increase in unrealised gains on listed equities                         564          564             -             -
    Transfer on disposal                                                  9,364        9,768      (31,644)      (32,262)
    Increase/(decrease) in unrealised gains on subsidiary
    undertakings                                                              -        6,518             -       (2,140)
    Increase in unrealised exchange gains on money market
    instruments                                                             532          532            36            36
    Exchange losses on consolidation                                       (31)            -          (32)             -
    Minority interest - equity                                             (66)            -            23             -
    ---------------------------------------------------------------------------------------------------------------------
    Unrealised losses carried forward                                  (86,689)     (73,527)     (111,084)      (99,012)
    ---------------------------------------------------------------------------------------------------------------------
    Balance carried forward                                             281,902      282,034       258,995       259,080
    ---------------------------------------------------------------------------------------------------------------------

    *Expenses charged to capital represent one off costs incurred on the establishment of P123.



24. REVENUE RESERVE

                                                                         For the year ended      For the six months ended
                                                                          31 December 2003            31 December 2002
                                                                          Group      Company         Group       Company
                                                                        GBP'000      GBP'000       GBP'000       GBP'000
    Balance brought forward                                               (780)          194         1,405         1,951
    Transfer to revenue account                                         (5,531)      (4,978)       (2,185)       (1,757)

    ---------------------------------------------------------------------------------------------------------------------
    Balance carried forward                                             (6,311)      (4,784)         (780)           194
    ---------------------------------------------------------------------------------------------------------------------

25. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                         For the year ended      For the six months ended
                                                                          31 December 2003            31 December 2002
                                                                          Group      Company         Group       Company
                                                                        GBP'000      GBP'000       GBP'000       GBP'000
    Deficit attributable to equity shareholders                         (5,531)      (4,978)       (2,185)       (1,757)
    Dividends                                                                 -            -             -             -
    ---------------------------------------------------------------------------------------------------------------------
    Deficit on revenue account                                          (5,531)      (4,978)       (2,185)       (1,757)
    Non-distributable capital gain for the period                        22,907       22,954        42,290        42,397
    Share issue on conversion of 2011 bonds                                 150          150             -             -
    Share premium on conversion of 2011 bonds                               438          438             -             -
    Share issue on placing of new shares                                 10,239       10,239             -             -
    Share premium on placing of new shares                               35,223       35,223             -             -
    ---------------------------------------------------------------------------------------------------------------------
    Net addition to shareholders' funds                                  63,426       64,026        40,105        40,640
    Shareholders' funds brought forward                                 463,192      464,251       423,087       423,611
    ---------------------------------------------------------------------------------------------------------------------
    Shareholders' funds carried forward                                 526,618      528,277       463,192       464,251
    ---------------------------------------------------------------------------------------------------------------------

26. NET ASSET VALUE PER ORDINARY SHARE
    Calculation of the net asset values per share are based on Group net assets of GBP526,618,000 (31 December 2002: GBP463,192,000), Company net assets of GBP528,277,000 (31 December 2002: GBP464,251,000) and on 112,655,174
    (31 December 2002: 102,265,699) ordinary shares in issue at the year end.

    The Group and Company diluted net asset values per share assume the GBP39.4 million 2011 convertible bonds are converted at the balance sheet date at an exercise price of 399p into 9,874,687 new shares (31 December 2002:
    10,025,062 new shares). The GBP49.0 million 2013 convertible bonds are not dilutive as their exercise price of 480p exceeds the Company's undiluted net asset value per share at the year end.

    The Group and Company diluted net asset values per share also assume that share options (note 19) with a strike price lower than the undiluted net asset value per share are exercised at the balance sheet date. This would result in the issue of 5,391,904 ordinary shares (31 December 2002:
    4,253,363)   for   consideration   of   GBP20,881,000   (31 December   2002:
    GBP16,372,000).

    Therefore, the calculation of the diluted net asset values per share are based on Group net assets of GBP586,899,000 (31 December 2002:
    GBP519,564,000),  Company net assets of  GBP588,558,000  (31 December  2002:
    GBP520,623,000)  and on  127,921,765  ordinary  shares  (31  December  2002:
    116,544,124) in issue at the year end.


27. RECONCILIATION OF OPERATING PROFIT TO NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES

                                                                                                                 For the
                                                                                              For the year    six months
                                                                                                     ended         ended
                                                                                               31 December   31 December
                                                                                                      2003          2002
                                                                                                     Group         Group
                                                                                                   GBP'000       GBP'000
    Net deficit before finance costs and taxation                                                    (607)         (697)
    Foreign exchange losses/(gains) credited to the revenue account                                  (178)            17
    Increase in accrued income                                                                     (1,059)         (861)
    Increase in debtors                                                                              (813)          (24)
    Increase in creditors                                                                              386         1,657
    ---------------------------------------------------------------------------------------------------------------------
    Net cash (outflow)/inflow from operating activities                                            (2,271)            92
    ---------------------------------------------------------------------------------------------------------------------

28. ANALYSIS OF CHANGES IN NET DEBT


                                    At                                 At          At                                 At
                             1 January   Exchange             31 December      1 July    Exchange            31 December
                                  2003       Loss   Cash Flow        2003        2002        Gain  Cash Flow        2002
                               GBP'000    GBP'000     GBP'000     GBP'000     GBP'000     GBP'000    GBP'000     GBP'000
    Cash at bank                 4,887      (452)       1,356       5,791       9,303         574    (4,990)       4,887
    Debt due:
    Within one year                  -          -           -           -           -           -          -           -
    After more than one
    year                      (39,201)          -    (48,418)    (87,619)    (39,152)           -       (49)    (39,201)
    ---------------------------------------------------------------------------------------------------------------------
    Net debt                  (34,314)      (452)    (47,062)    (81,828)    (29,849)         574    (5,039)    (34,314)
    ---------------------------------------------------------------------------------------------------------------------

29. RELATED PARTY TRANSACTIONS
    The Company has appointed Schroder Investment Management Limited ("SIM"), a wholly owned subsidiary of Schroders plc, to provide company secretarial and administrative services. Under the terms of this agreement, SIM is entitled to receive an annual fee equal to the greater of GBP75,000 or the aggregate of (i) 0.12% per annum of the first GBP50 million of net assets, (ii) 0.06% per annum of the next GBP50 million of such net assets and (iii) 0.04% of the remaining net assets. The agreement is subject to a four-month notice period. The total fees, including VAT, paid or payable to SIM for these services in respect of the year to 31 December 2003 was GBP280,000 (six months to 31 December 2002: GBP144,000), of which GBP146,000 was outstanding at the balance sheet date. In addition, SIM receives fees for the provision of taxation services to the Company. The total fees paid or payable to SIM for these services in respect of the year to 31 December 2003 was GBP22,000 (six months to 31 December 2002: GBP11,000), all of which was outstanding at the balance sheet date.

    In consideration for its management of the Company's money market portfolio, SIM receives a fee based on the average value of the Company's month-end cash and money market portfolio, excluding funds managed by SIM, calculated at the rate of 0.10% per annum on the first GBP75 million of assets, 0.05% on the next GBP75 million and 0.03% thereafter, subject to a minimum fee of GBP20,000 per annum. The total fees, including VAT, paid or payable for these services in respect of the year to 31 December 2003 was GBP20,000 (six months to 31 December 2002: GBP18,000); of which GBP10,000 was outstanding at the balance sheet date. At 31 December 2003, SVIIT held an investment of GBP9.96 million in the Schroder Offshore Cash Fund and GBP31.92 million in a Royal Bank of Scotland International euro Money Market Fund.

    SIM has also facilitated investment trust dealing services. The total cost to the Company of this service, payable to Lloyds TSB Registrars, for the year to 31 December 2003 was GBP12,000 (six months to 31 December 2002:
    GBP12,000).

    On 22 April 2002, Schroders Ventures (London) Limited ("SVLL"), a wholly owned subsidiary of Schroder Ventures International Investment Trust plc ("SVIIT"), assigned a debt in respect of a future revenue stream of GBP1 million due from Schroder Investment Management (Ireland) Limited ("SIMIL") to SVIIT for consideration of GBP1 million. At the beginning of the year under review, GBP662,000 remained outstanding which was repaid in full by 29 October 2003. On 8 May 2003, SVLL assigned a further debt in respect of a future revenue stream for EUR2.28 million due from SIML to SVIIT for consideration of EUR2.28 million. At the balance sheet date EUR1,972,000 was outstanding.

    For the purposes of monitoring the funds and investments as shown on pages 18 to 21, John McLachlan and Nicholas Ferguson are members of the Advisory Committees of certain of the Schroder Ventures' and Permira funds in which the Company invests.

    Nicholas Ferguson and members of his family and Andrew Williams have an interest in the Carried Interest in respect of certain Funds. With the introduction of the Executive Share Option Plan in May 2001, Nicholas
    Ferguson and Andrew Williams gave up a portion of their entitlement to Carried Interest on existing Funds and any entitlement they may have to Carried Interest on future Schroder Ventures or Permira funds in return for share options granted by the Company under the Executive Share Option Plan. Nicholas Ferguson and Andrew Williams also participate in the Schroder Ventures Co-Investment Scheme and Schroder Ventures Investments Limited.

30. RISK

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

    Currency risk
    The Company is exposed to currency risk directly since the majority of its assets and liabilities are denominated in foreign currency and their sterling value can be significantly affected by movements in foreign exchange rates. The Company does not normally hedge against foreign currency movements affecting the value of its investments, but takes account of this risk when making investment decisions. The Company does have a EUR285m loan facility which, if drawn, would act as a hedge against the currency risk on the value of its euro-denominated assets.

    Financial assets of the Group


                                                                       Floating        Fixed  Non-interest
                                                                           Rate         Rate       Bearing         Total
                                                                        GBP'000      GBP'000       GBP'000       GBP'000
    Currency denomination of assets at 31 December 2003:
    Sterling                                                             15,680            -        26,430        42,110
    Euro                                                                 31,943            -       409,415       441,358
    US dollar                                                                29            -       108,952       108,981
    Japanese yen                                                              -            -        14,625        14,625
    Canadian dollar                                                          16            -        15,767        15,783
    ---------------------------------------------------------------------------------------------------------------------
                                                                         47,668            -       575,189       622,857
    ---------------------------------------------------------------------------------------------------------------------


                                                                       Floating        Fixed  Non-interest
                                                                           Rate         Rate       Bearing         Total
                                                                        GBP'000      GBP'000       GBP'000       GBP'000
    Currency denomination of assets at 31 December 2002:
    Sterling                                                             14,765            -        17,834        32,599
    Euro                                                                  3,989            -       326,809       330,798
    US dollar                                                                31            -       101,364       101,395
    Japanese yen                                                              -            -        15,918        15,918
    Canadian dollar                                                          13            -        26,524        26,537
    ---------------------------------------------------------------------------------------------------------------------
                                                                         18,798            -       488,449       507,247
    ---------------------------------------------------------------------------------------------------------------------

    Floating rate assets consist of short-term deposits and money market funds. Non-interest bearing assets represent the Funds and co-investments, and other short-term debtors. The Company did not hold any fixed rate assets.

30. RISK CONTINUED

    Financial liabilities of the Group
    The Company issued GBP40.0 million nominal of 10 year 4.5% subordinated convertible bonds in November 2001, of which GBP0.5m nominal was converted into ordinary shares on 9 January 2003 and GBP0.1m nominal was converted into ordinary shares on 10 November 2003. The Company issued a further GBP49.0 million nominal of 10 year 4.5% subordinated convertible bonds in the current year. The Company does not have any other borrowings at the balance sheet date, although it does have in place a loan facility of EUR285 million with The Royal Bank of Scotland plc and HBOS plc.

    The main risk arising from the Company's financial instruments is valuation risk. The Board reviews and agrees policy for managing this risk as summarised below. This policy has remained substantially unchanged since the launch of the Company.

    Interest rate risk
    The Company's revenue will be affected by changes in prevailing interest rates since the majority of its income derives from money market instruments and bank deposit interest. It also pays interest on short-term loans that may be taken out from time to time. The effect of interest rate changes on the valuation of investments and debt forms part of valuation risk, which is considered separately below.

    Valuation risk
    The Company's exposure to valuation risk comprises mainly movements in the value of its underlying investments. A breakdown of the Fund portfolio is given on pages 18 to 21 and a detailed analysis of the twenty largest underlying companies is given on pages 13 to 17. In accordance with the Company's accounting policies, set out on pages 37 and 38, all underlying investments are valued by the Directors in accordance with the current guidelines issued by the British Venture Capital Association ("BVCA"), adopting the overriding BVCA principle that the value should be a fair one. The Company does not hedge against movements in the value of these investments. Uncertainty arises as a result of future changes in the valuation of the Company's underlying investments, the majority of which are unquoted, and the effect changes in exchange rates may have in the sterling value of these investments. Development Stage Equity Investments and Early Stage Equity Investments, by their nature, involve uncertainty as to the ultimate value likely to be realised on the disposal of those investments, particularly as their unquoted nature means that a ready market may not exist for them.

    The Company's sensitivity to valuation risk will be affected by changes in levels of borrowing and liquidity, as approved by the Board. At 31 December 2003, a 10% movement in the valuation of the Group's Fund portfolio, including UK listed equity funds, and co-investments would result in a 10.8% change in net asset value per share.

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

    Commitment risk
    The nature of investing in buy-out and development capital funds entails making significant financial commitments, as shown in note 18. At 31 December 2003, the Group had significant uncalled commitments of GBP594.4 million, compared to its consolidated net assets of GBP526.6 million. It is anticipated that over the longer-term, and in normal circumstances, commitments would be financed by distributions received on the realisation of existing investments. In addition, the Group has a EUR285 million loan facility that could be drawn on to meet commitments as they fall due. However, a residual risk remains that the Group could be unable to meet its future commitments in full.

Consolidated Statement of Total Return - in Euros
(translated into euros - unaudited)


                                                For the year ended                   For the six months ended
                                                  31 December 2003                         31 December 2002
                                            Revenue       Capital         Total      Revenue       Capital         Total
                                            EUR'000       EUR'000       EUR'000      EUR'000       EUR'000       EUR'000
Realised gains on investments                     -        15,794        15,794            -        91,003        91,003
Unrealised gains/(losses) on
investments                                       -        21,931        21,931            -      (24,196)      (24,196)
- -------------------------------------------------------------------------------------------------------------------------
Gains on investments                              -        37,725        37,725            -        66,807        66,807
Foreign exchange gains/(losses) on
non cash balances                                 -         1,360         1,360            -       (1,414)       (1,414)
Foreign exchange gains/(losses) on
cash balances                                   258         (913)         (655)         (27)           928           901
Income                                        9,940             -         9,940        5,312             -         5,312
Expenses                                   (11,079)       (4,867)      (15,946)      (6,378)             -       (6,378)
- -------------------------------------------------------------------------------------------------------------------------
Net (deficit)/return before finance           (881)        33,305        32,424      (1,093)        66,321        65,228
costs and taxation
Interest payable and similar charges        (7,402)             -       (7,402)      (2,390)             -       (2,390)
Net (deficit)/return on ordinary
activities before taxation                  (8,283)        33,305        25,022      (3,483)        66,321        62,838
Tax on ordinary activities                      264             -           264           56             -            56
- -------------------------------------------------------------------------------------------------------------------------
(Deficit)/return on ordinary                (8,019)        33,305        25,286      (3,427)        66,321        62,894
activities after tax for the period
Minority interest - equity                        -          (96)          (96)          (2)            36            34
- -------------------------------------------------------------------------------------------------------------------------
(Deficit)/return on ordinary                (8,019)        33,209        25,190      (3,429)        66,357        62,928
activities after tax and minority
interest for the period attributable
to equity shareholders
Dividends                                         -             -             -            -             -             -
- -------------------------------------------------------------------------------------------------------------------------
                                            (8,019)        33,209        25,190      (3,429)        66,357        62,928
Exchange gain/(loss) on translation             259      (30,484)      (30,225)           62       (3,468)       (3,406)
- -------------------------------------------------------------------------------------------------------------------------
Transfer (from)/to reserves                 (7,760)         2,725       (5,035)      (3,367)        62,889        59,522
- -------------------------------------------------------------------------------------------------------------------------
Return per ordinary share                 EUR(0.08)       EUR0.32       EUR0.24    EUR(0.03)       EUR0.65       EUR0.62



The information on pages 55 to 57 is for illustrative purposes and does not form part of the audited financial statements. The returns for the year have been translated into euros at an average rate of GBP1: EUR1.4497 (six months ended 31 December 2002: GBP1: EUR1.5691).

Balance Sheets - in Euros
(translated into euros - unaudited)


                                                           At 31 December 2003                      At 31 December 2002
                                                           Group       Company                       Group      Company
                                                         EUR'000       EUR'000                     EUR'000      EUR'000
TANGIBLE FIXED ASSETS                                        566             -                         433            -
- ------------------------------------------------------------------------------------------------------------------------
                                                             566             -                         433            -
- ------------------------------------------------------------------------------------------------------------------------
INVESTMENTS
Venture funds and co-investments                         795,159       753,303                     742,490      704,264
UK listed equity funds                                    11,615        11,615                           -            -
Money market instruments                                  59,432        59,432                      21,342       21,342
Investment in subsidiaries                                     -        50,436                           -       44,369
- ------------------------------------------------------------------------------------------------------------------------
                                                         866,206       874,786                     763,832      769,975
- ------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Debtors                                                    9,534         4,527                       6,887        2,091
Cash at bank                                               8,219           866                       7,498        1,582
- ------------------------------------------------------------------------------------------------------------------------
                                                          17,753         5,393                      14,385        3,673
- ------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Creditors: amounts falling due within one year            11,511         6,099                       7,338        1,252
- ------------------------------------------------------------------------------------------------------------------------
NET CURRENT ASSETS/(LIABILITIES)                           6,242         (706)                       7,047        2,421
- ------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                    873,014       874,080                     771,312      772,396
Creditors: amounts falling due after more than           125,043       124,349                      60,142       60,142
one year
Minority interest - non-equity                               142             -                         153            -
Minority interest - equity                                   453             -                         388            -
- ------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                               747,376       749,731                     710,629      712,254
- ------------------------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES
Called up share capital                                  159,880       159,880                     156,896      156,896
Share premium account                                     61,187        61,187                      11,434       11,434
Capital redemption reserve                                 4,547         4,547                       4,916        4,916
Share purchase reserve                                   130,643       130,643                     141,229      141,229
Capital reserve                                          400,076       400,263                     397,351      397,481
Revenue reserve                                          (8,957)       (6,789)                     (1,197)          298
- ------------------------------------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' FUNDS                               747,376       749,731                     710,629      712,254
- ------------------------------------------------------------------------------------------------------------------------
Net asset value per ordinary share                       EUR6.63                                   EUR6.95

The information on pages 55 to 57 is for illustrative purposes and does not form part of the audited financial statements. The consolidated balance sheet has been translated into euros at a rate of GBP1: EUR1.4192 (31 December 2002: GBP1:
EUR1.5342), being the closing exchange rate on the balance sheet date.

Consolidated Cash Flow Statement - in Euros
(translated into euros - unaudited)


                                                                                                     For the six months
                                                                                 For the year ended               ended
                                                                                   31 December 2003    31 December 2002
                                                                                            EUR'000             EUR'000
OPERATING ACTIVITIES
Income received on investments                                                                1,350                 690
Bank interest received                                                                          615                 358
Investment advisory fee income received                                                       6,440               2,914
Administrative expenses paid                                                               (11,697)             (3,818)
- ------------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow from operating activities                                         (3,292)                 144
- ------------------------------------------------------------------------------------------------------------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid                                                                               (4,071)             (2,826)
Loan facility finance costs                                                                 (3,423)               (995)
- ------------------------------------------------------------------------------------------------------------------------
Net cash outflow from returns on investments and servicing of finance                       (7,494)             (3,821)
- ------------------------------------------------------------------------------------------------------------------------
TAXATION
Income tax recovered                                                                            190                   -
Overseas tax suffered                                                                          (12)                (38)
- ------------------------------------------------------------------------------------------------------------------------
Total tax recovered/(paid)                                                                      178                (38)
- ------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of money market instruments                                                      (146,018)           (200,526)
Purchase of UK listed equity investments                                                   (10,840)                   -
Purchase of tangible fixed assets                                                             (320)                (53)
Sale of money market instruments                                                            105,907             226,726
Calls paid                                                                                (160,541)           (192,493)
Capital distributions received                                                               86,153             163,987
- ------------------------------------------------------------------------------------------------------------------------
Net cash outflow from capital expenditure and financial investment                        (125,659)             (2,359)
- ------------------------------------------------------------------------------------------------------------------------
EQUITY DIVIDENDS PAID
Dividends                                                                                         -                   -
- ------------------------------------------------------------------------------------------------------------------------
Total dividends paid                                                                              -                   -
- ------------------------------------------------------------------------------------------------------------------------
FINANCING
Drawdown from loan facility                                                                  57,984              39,400
Repayment of loan facility                                                                 (56,581)            (40,814)
Proceeds from ordinary share placing                                                         69,470                   -
Issue and listing costs of ordinary shares                                                  (3,549)                   -
Proceeds from convertible bond issue                                                         72,193                   -
Issue and listing costs of convertible bonds                                                (1,284)               (342)
- ------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from financing                                                    138,233             (1,756)
- ------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW/(OUTFLOW)                                                                     1,966             (7,830)
- ------------------------------------------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
                                                                                                     For the six months
                                                                                 For the year ended               ended
                                                                                   31 December 2002    31 December 2002
                                                                                            EUR'000             EUR'000
Increase/(decrease) in cash during the period                                                 1,966             (7,830)
Exchange (loss)/gain on cash balances                                                         (655)                 901
Exchange movement on translation                                                              (590)                 434
Increase in convertible bonds                                                              (64,207)                (80)
- ------------------------------------------------------------------------------------------------------------------------
Change in net debt                                                                         (63,486)             (6,575)
Net debt at the beginning of the period                                                    (52,644)            (46,069)
- ------------------------------------------------------------------------------------------------------------------------
Net debt at the end of the period                                                         (116,130)            (52,644)
- ------------------------------------------------------------------------------------------------------------------------

The information on pages 55 to 57 is for illustrative purposes and does not form part of the audited financial statements. The cash flows for the year have been translated into euros at an average rate of GBP1: EUR1.4497 (six months ended 31 December 2002: GBP1: EUR1.5691).

Company Summary

THE COMPANY
Schroder Ventures International Investment Trust plc carries on business as an investment trust and it is listed on the London Stock Exchange. The Company's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Permira or Schroder Ventures. To complement this investment objective and create capital and income streams for the Company, its fund advisory business structures, markets, manages and advises products for investment in private equity, and in public equity using private equity techniques.

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


INFORMATION FOR SHAREHOLDERS
The Company's shares and Subordinated Convertible bonds are listed on the London Stock Exchange. The stock exchange code for the shares is SVI and for the bonds are SVIC and SVIE. The price of the shares is quoted daily in the Financial Times, The Daily Telegraph and The Times.

Real time share information for the Shares is available on the FT Cityline by dialling: 0906 843 1432. Calls are charged at 60p per minute at all times.

The net asset value is calculated at 30 June and 31 December each year following an extensive valuation procedure. Due to the nature of the Company's investments, it is not practicable to publish the net asset value on a more frequent basis.

A  factsheet  containing   information  including  the  diversification  of  the
portfolio and the Company's largest investments is published quarterly and is available on request from the Secretary.


WEB SITE
The Company's dedicated Web Site may be found at www.sviit.co.uk. The site contains details of all press releases published by the Company, share price information, copies of the Annual Report and Accounts and Interim Report and Accounts, and a Newssheet which incorporates information on recent transactions, a comprehensive analysis of the Company's Portfolio and detailed market commentary. The News sheet is distributed to the shareholders of the Company.


CAPITAL GAINS TAX INFORMATION
For the 2004/2005 tax year, the annual capital gains (after adjusting for indexation and taper relief) of private individuals in excess of GBP8,200 (2003/2004: GBP7,900) are assessed for capital gains tax.

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

Each ordinary share of GBP1: 191.50p.

The acquisition cost of the Subordinated Convertible bonds for capital gains tax purposes based upon the original purchase price, at initial issue, was as follows:

Each  4  1/2%  Subordinated   Convertible  Bond  of  GBP100,000  nominal  value:
GBP100,000.

SCHRODER INVESTMENT TRUST DEALING SERVICE
The Schroder Investment Trust Dealing Service provides a convenient and cost effective means of investing in the ordinary shares of the Company. The Service offers investors:

- -     a regular investment option from a minimum of GBP50 per month

- -     a lump sum investment option from a minimum of GBP1,000

- -     daily dealing

- -     competitive charges

- -     the option to reinvest income.

Other investment trusts which are available through this service are Schroder AsiaPacific Fund plc, Schroder Income Growth Fund plc, Schroder Japan Growth Fund plc, Schroder Split Investment Fund plc, Schroder Split ZDP plc, Schroder UK Growth Fund plc, Schroder UK Mid and Small Cap Fund plc and International Biotechnology Trust plc.


INDIVIDUAL SAVINGS ACCOUNT - SCHRODER MAXI ISA PLAN
The Schroder ISA offers investors:

- - lump sum investments in the ordinary shares of the Company from a minimum of GBP1,000 to a maximum of GBP7,000 in the current tax year

- -   a regular investment option from a minimum of GBP50 per month

- -   competitive charges

- -   the option to reinvest income

- -   the option to include other trusts.

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

Information for Shareholders


FINANCIAL CALENDAR
31 December               Company's year end

March                     Preliminary results for the financial year announced

March                     Annual Report published

April                     Annual General Meeting

September                 Interim Results announced

October                   Interim Report published




ANALYSIS OF REGISTER OF SHAREHOLDERS
                                                                          Shares
                                                                               %
At 31 December 2003
% of issued shares held by:
Private individuals                                                         0.98
Banks and Nominee Companies*                                               73.78
Pension Funds and Insurance Companies                                       0.60
Other Institutions                                                         24.64
- ------------------------------------------------------------------------------
                                                                          100.00
- ------------------------------------------------------------------------------

Total number of registered holders                                         1,105
*Some of the nominee company holdings include a large number of private individuals.

Notice of Agenda

NOTICE is hereby given that the eighth Annual General Meeting of Schroder Ventures International Investment Trust plc will be held at 12.00 noon on Thursday 29 April 2004 at 31 Gresham Street, London EC2V 7QA, to consider and, if thought fit, pass the following resolutions, of which resolutions 1 to 7 will be proposed as Ordinary Resolutions and resolutions 8 to 10 will be proposed as Special Resolutions:

1. That the Report of the Directors and the Accounts for the year ended 31 December 2003 be adopted.

2. That the Directors' Remuneration Report for the year ended 31 December 2003 be approved.

3.  That Mr Andrew Williams be re-elected as a Director of the Company.

4.  That Mr John Govett be re-elected as a Director of the Company.

5.  That Ernst & Young LLP be re-appointed as Auditors of the Company.

6.  That the Board be authorised to agree the Auditors' remuneration.

7. That, in substitution for the authority granted at the Company's Annual General Meeting held on 25 April 2003, the Board be and is hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985):

    (a) up to an aggregate nominal amount of GBP1,126,551 (equivalent to 1 per cent. of the issued ordinary share capital of the Company as at 26 March
        2004) in connection with the Schroder Ventures International Investment Trust plc Executive Share Option Plan 2001; and

    (b) up to an aggregate nominal amount of GBP37,551,724 (equivalent to one-third of the issued ordinary share capital of the Company as at 26 March 2004),

    which authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

8. That, in substitution for the authority granted at the Company's Annual General Meeting held on 25 April 2003, the Board be and is hereby empowered, pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within the meaning of Section 94 of the said Act) for cash, pursuant to the authority conferred by resolution 7 above, as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

    (a) the allotment of equity securities up to an aggregate nominal amount of GBP1,126,551 (equivalent to 1 per cent. of the issued ordinary share capital of the Company as at 26 March 2004) in connection with the Schroder Ventures International Investment Trust plc Executive Share Option Plan 2001;

    (b) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders where the equity securities respectively attributable to the interests of such ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

    (c) the allotment (otherwise than pursuant to sub-paragraphs (a) and (b) above) of equity securities up to an aggregate nominal amount of GBP11,265,517 (equivalent to 10 per cent. of the issued ordinary share capital of the Company as at 26 March 2004), and shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

9. That the Company be and is hereby generally and unconditionally authorised in accordance with Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163 of the said Act) of ordinary shares of GBP1.00 each in the capital of the Company ("Shares"), provided that:

    (a) the maximum number of Shares hereby authorised to be purchased shall be 16,887,010 (equivalent to 14.99 per cent. of the issued ordinary share capital of the Company as at 26 March 2004);

    (b) the minimum price which may be paid for a Share is GBP1.00;

    (c) the maximum price which may be paid for a Share is an amount equal to 105 per cent. of the average of the middle market quotations for a Share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Share is purchased;

    (d) purchases may only be made pursuant to this authority if the Shares are (at the date of the proposed purchase) trading on the London Stock Exchange at a discount to the net asset value;


    (e) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution unless such authority is renewed prior to such time; and

    (f) the Company may make a contract to purchase Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiration of such authority and may make a purchase of Shares pursuant to any such contract.

10. That the name of the Company be changed to SVG Capital plc.



Registered Office:
31 Gresham Street
London EC2V 7QA

By Order of the Board
Schroder Investment Management Limited
Secretary

31 March 2004

NOTES
An ordinary shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and (insofar as permitted by the Company's Articles of Association) to vote instead of him.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those Shareholders registered in the Register of Members of the Company at 6.00 p.m. on 27 April 2004 shall be entitled to attend and vote at the meeting in respect of the number of Shares registered in their name at that time. Changes to the Register of Members after 6.00 p.m. on 27 April 2004 shall be disregarded in determining the right of any person to attend and vote at the meeting.

A proxy need not be a member. A form of proxy is enclosed for ordinary shareholders which should be completed and returned to the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6LE not later than 48 hours before the time fixed for the meeting. Completion of the proxy will not preclude an ordinary shareholder from attending and voting in person.

Shareholders who prefer to register the appointment of their proxy electronically via the internet can do so through the registrars' website at www.sharevote.co.uk where full instructions are given. The personal reference number, card ID and account number printed on the proxy form will be required. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 12 noon on 27 April 2004. Please note that any communication found to contain a computer virus will not be accepted.

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

Profiles of each of the Directors offering themselves for re-election are on page 2 of this report.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host)from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by an particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Glossary

INVESTMENT STAGES:
Early Stage
- -   Seed
    Financing provided to allow a business concept to be developed, perhaps involving production of prototypes and additional research, prior to bringing a product to market.

- -   Start-up
    Financing provided to companies for the use in product development and initial marketing. Companies may be in the process of being set up or may have been in business for a short time, but have not sold their product commercially.

- -   Other early stage
    Financing provided to companies that have completed the product development stage and require further funds to initiate commercial manufacturing and sales. They will not yet be generating profit.

Late Stage
- -   Expansion Financing
    Capital provided for the growth and expansion of a company which is breaking even or even trading profitably. Funds may be used to finance increased production capacity, market or product development and/or provide additional working capital. Capital provided for turn-around situations is also included in this category.

- -   Management Buy-Out (MBO)
    Funds provided to enable current operating management and investors to acquire an existing business.

- -   Management Buy-In (MBI)
    Funds provided to enable a manager or group of managers from outside the company to buy into the company.

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

www.sviit.co.uk


Registered Office                         Head Office
31 Gresham Street                         Burleigh House
London EC2V 7QA                           357 Strand
                                          London WC2R 0HS


Telephone 020 7658 3206                   Telephone 020 7010 8900
Fax 020 7658 3538                         Fax 020 7240 5346

------------
EXHIBIT 10.4
------------

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

As mentioned above, adverse movements in SVIIT's quoted portfolio have been partly off-set by uplifts in the value of portfolio companies, the two most significant are:

XYMAX - funds advised by Schroder Ventures backed the buy-out of XYMAX (formerly Recruit Building Management) a Japanese property management company in January 2000. XYMAX was one of the first Japanese buy-outs financed by private equity. It is hoped that many more buy-out opportunities will arise, as enthusiasm for the emerging buyout market in Japan increases and buy-outs begin to be recognised by Japanese management as a potential funding alternative.

Sirona Dental Systems - Sirona Dental Systems was written down in December 1999 due to market conditions and difficult restructuring in the business. Sirona's management has now successfully implemented the separation of the manufacturing and distribution businesses, and conditions in the German dental market have become more favourable; hence the company has been written up on a P/E basis.

                30 June 2001   30 June 2000      Change in
                   Valuation      Valuation           Year
Company              GBP'000        GBP'000        GBP'000

XYMAX                  9,898          1,601          8,297
Sirona Dental Systems 16,036         10,678          5,358

Volatility in public markets has delayed exit opportunities and options available for private equity managers to realize investments have been clearly reduced. This, coupled with SVIIT's relatively young portfolio (76% of the portfolio is under three years old, and 34% has been bought since July 2000), has meant that realisations during the year were at a slower pace than in previous periods, with a total of GBP51.9 million distributions received from realisations during the year (June 2000: GBP187.8 million).

SVIIT's share of major realisations by the funds during the year included:

               Realisation    30 June 2000
                     Value       Valuation             Cost
Company          GBP'000**         GBP'000         GBP'000*

Ferretti             6,073           4,093              148
Single               2,709           2,227              472
* costs and valuations as at 30 June 2000 have been pro rated to reflect the residual holding
** valuation and realisation proceeds are shown after the deduction of carried interest

There have been some write-downs in the portfolio during the year. These have included:

                   30 June 2001       30 June 2000         Change in
                      Valuation          Valuation              Year
Company                 GBP'000            GBP'000           GBP'000

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

SVIIT's return on its holdings of Schroder Ventures' funds is summarised below;

                         June 2001                June 2000
Year ended                    GBPm                     GBPm
Opening Valuation            327.2                    226.4
Calls Paid                   155.4                    162.3
Distributions Received       (51.9)                  (187.8)
                            ______                   _______
                             430.7                    200.9
(Decrease)/Increase in
Value of Portfolio           (43.7)                   126.3
                            ______                   _______
Closing Portfolio            387.0                    327.2
                            ______                   _______

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

------------
EXHIBIT 10.5
------------


OVERVIEW

In the six months to 31 December 2001, net assets decreased by 2.8%, which compares to a fall in the FTSE World Index of 10.5% in sterling terms.

Highlights from the period include:

*    Net assets per share decreased by 2.8% to 396.3p (June 2001: 407.6p)

*    Write-up of Homebase from a cost of GBP20.0 million to GBP30.5 million

*    Investment in Cognis, the speciality chemicals group

*    Issue of GBP40 million convertible bonds

* Compound annual growth rate in net assets of 15.8% per annum over five years.

PORTFOLIO ACTIVITY

The number of completed transactions has declined over the period. This is more a reflection of vendor pricing together with the uncertainty over visibility of corporate earnings, than deal-flow.

An already slowing global economy was further exacerbated by the tragic events in the United States in September and exit opportunities continue to be delayed by uncertain economic conditions, volatile public markets and reduced merger and acquisition activity. As a result, realizations during the period were at a slower pace than in previous periods and this trend is expected to continue in the near term.

All valuations at 31 December 2001 have been substantiated by extensive due diligence into relevant market conditions and sector comparables and the Board is comfortable that any necessary adjustments to underlying company valuations have been made. The portfolio continues to be valued on a consistent and conservative basis.

OPERATING REVIEW

The first of these third party investment products was launched with Schroders plc in September 2001, the Schroder Private Equity Fund of Funds, listed on the Dublin Stock Exchange, which had a first closing in December 2001 at EUR172 million. With three share classes, each with differential minimum investment and pricing, the fund of funds has been structured to meet the requirements of both small and large institutions and high net worth investors.

Commitments of EUR160 million have already been made to 12 venture capital and buy-out funds, based in Europe, USA and Asia, which at 31 December 2001 were, in aggregate, 17.4% drawn down. The fund of funds expects to have a final close in June 2002.

The team continues to advise the Board on its assessment of future investment opportunities and the implementation of the Company's investment strategy for its portfolio of private equity funds, in addition to managing the Company's marketing, public and investor relations programmes.

The team also provides services to Schroders plc and Schroder Ventures, which continue as planned.

All the key objectives for the first 12 months were met.

MARKET COMMENTARY

Deal-flow and Realisations
The six months to 31 December 2001 have seen economic uncertainty, unstable public markets and weak merger and acquisition activity, all of which have affected private equity portfolios globally and made exits difficult.

In the short term, 2002 is forecast to be a good year for private equity investing, particularly for those funds that have capital to invest and a limited overhang of troubled portfolio companies. As companies focus on their core businesses, the trend for corporate restructuring should continue to provide for increased deal-flow.

Fundraising
Approximately US$99 billion1 was raised for private equity investment in the US in 2001, a 42% drop on 2000, although still above levels raised in 1999. In Europe, approximately EUR37 billion2 was raised, a 5% decrease on funds raised in 2000 and driven predominantly by the raising of a relatively small number of large European buy-out funds in the first half of the year.

OVERVIEW

In the six months to 31 December 2001, SVIIT's net assets decreased by 2.8% to GBP405.3 million - 396.3p per share (June 2001: GBP416.9 million - 407.6p per share) which compares to a fall in the FTSE World Index of 10.5%.

This small decrease in net assets reflects chiefly some declines in valuations of portfolio companies in the electronics sector, but has been offset by write-ups, principally in the retail sector, with Homebase being written up from a cost of GBP20.0 million to a value of GBP30.5 million.


With the exception of the life sciences sector, the level of completed transactions during the period has declined with only 11 new investments and 34 follow-on investments made since June 2001 (of which eight new investments and 14 follow-on investments were in the life sciences sector). In the medium term, the level of activity is expected to increase as vendors begin to revise pricing expectations and over-leveraged companies

--------
1 Source:  Private Equity Analyst.
2 Source:  Initiative Europe.

are forced to sell assets in order to raise capital. Total calls payable during the period were GBP53.7 million (six months to December 2000: GBP102.6 million; 12 months to June 2001: GBP155.4 million).

Global economic slowdown, reduced merger and acquisition activity and uncertainty in public markets continue to delay exit opportunities. Realisations during the period were at a slower pace than in previous periods, with a total of GBP15.8 million distributions received from realizations during the period (six months to December 2000: GBP38.7 million; 12 months to June 2001: GBP51.9 million).

There are just two changes in the Twenty Largest Underlying Companies since June 2001; one new investment, Cognis and one investment, Together for Leather (TFL), which was held at June 2001, but is new to the Twenty Largest Underlying Companies.

With the maturing of the portfolio and the resulting revaluation of a number of the portfolio companies, only 21% of the portfolio and 19% of the Twenty Largest Underlying Companies, by value, are held at cost (June 2001: 58% and 64%).

The portfolio's International weighting has increased to 35% (June 2001: 30%), reflecting the international nature of many of the European led investments, such as Memec, Cognis and Grammer. Consequently, SVIIT's exposure to Continental Europe has continued to decrease, now representing 23% (June 2001: 28%) of the portfolio.

Of the GBP405.3 million of net assets (June 2001: GBP416.9 million), GBP413.2 million was held in fund investments (June 2001: GBP387.0 million) less net liabilities of GBP7.9 million.

The portfolio comprises holdings in all 24 of Schroder Ventures and Permira funds, giving an underlying portfolio of 153 companies in 18 countries world-wide. SVIIT's Twenty Largest Underlying Companies represents 77% of the total fund investments (June 2001: 74%).

SVIIT has reported a compound net asset per share growth of 15.8% per annum over five years.

FUND TRANSACTIONS

The number of underlying companies held by funds advised by Schroder Ventures and Permira decreased from 155 to 153.

Whilst deal-flow in the period was strong, with the exception of the life sciences sector only a small number of transactions were completed. The low level of new investments is mainly a result of high vendor pricing expectations and uncertainty over prospective corporate earnings. As vendor expectations adjust to mirror corrections in public markets, corporate earnings become less uncertain and illiquid companies begin to realise assets in an effort to raise capital, it is anticipated that the level of activity will increase.

The major new investment since June 2001 was the speciality chemicals business, Cognis, representing 8.14% of net assets.

Cognis was the chemicals products business of Henkel and is a leading world-wide supplier of speciality chemicals which was carved out from Henkel in 1999. The three divisions of the Cognis Group - Oleochemicals, Care Chemicals and Organic Specialities - supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers.

Cognis, which has its principal operation in Germany, has 9,100 employees in 50 countries and generated sales of EUR3.2 billion in 2000, accounting for 23% of Henkel Group's total annual sales.

The most significant write-up during the period was Homebase.

Homebase, is a leading retailer of "Do it Yourself" products in the UK. Funds advised by Permira invested in the buy-out of Homebase from Sainsbury plc in March 2001. Since the acquisition, the company has performed ahead of budget, mainly driven by significant restructuring of its main operations and a repositioning of the business.

                           31 Dec 2001               30 June 2001    Change in
                           Valuation                 Valuation       Period
         Company           GBP'000                   GBP'000         GBP'000
         -------           ----------                ------------    ---------
         Homebase          30,522                    20,009           10,513

Global economic slow-down, reduced merger and acquisition activity and volatility in public markets have delayed exit opportunities and realisations during the period were at a slower pace as a result, with a total of GBP15.8 million of distributions received.

In December 2001, Teleca, a publicly quoted Swedish telecoms group announced an all share offer for AU System, which completed in February 2002. Since the period end, funds advised by Permira have realised 57% of their holding in the enlarged company and SVIIT's share of this realization was GBP1.6 million, an uplift of 34% to the December 2001 valuation.

There have been some write-downs in the portfolio during the period. These have included:

                                    31 Dec 2001        30 June 2001  Change in
                                    Valuation          Valuation     Period
         Company                    GBP'000            GBP'000       GBP'000
         -------                    ----------         ------------  ---------
         Austriamicrosystems        28,253             37,128        8,875
         (formerly AMS)

         EEMS                       8,395              11,242       2,847

Austriamicrosystems continues to perform well and both revenue and profits increased in the year ended 31 December 2001. The company has recently built a new manufacturing plant, which started production at the beginning of this year. The investment in this new plant has caused the debt/equity ratio to rise whilst the visibility in the markets that the company operates in is currently very limited, hence the valuation of the company has been written down by 25%.

EEMS, which was acquired in May 1999 (SVIIT's proportionate cost: GBP1.7 million), has been written down from its June 2001 valuation due to lower performance, in line with the semiconductor market.

PORTFOLIO PERFORMANCE

Distributions from realisations of GBP15.8 million were at an average premium of 43.2% to the 30 June 2001 valuations.

Calls payable during the period amounted to GBP53.7 million to fund 11 new and 34 follow-on investments.

Since the period-end SVIIT has paid calls of approximately GBP6.7 million.

SVIIT's return on its holdings of Schroder Ventures' and Permira funds is summarised below:

                                             Six months ended       Year ended
                                             31 December 2001       30 June 2001
                                             GBPm                   GBPm

         Opening valuation                   387.0                  327.2

         Calls payable                        53.7                  155.4

         Distributions receivable            (15.8)                 (51.9)

                                             424.9                  430.7

         Decrease in value of portfolio      (11.7)                 (43.7)

         Closing portfolio (gross)           413.2                  387.0

------------
EXHIBIT 12.1
------------




                                                                  Exhibit 12.1

                                  CERTIFICATION

I, Nicholas Ferguson, the Chief Executive Officer of SVG Capital plc, certify that:

1.  I have reviewed this annual report on Form 20-F of SVG Capital plc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) [Omitted pursuant to "Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports," SEC Release No.33-8238 (June5, 2003)];

     c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

                                                    /s/ Nicholas Ferguson
                                                        Nicholas Ferguson
                                                        Chief Executive Officer

                                       F1

Date: July 9, 2004
                                       F2

------------
EXHIBIT 12.2
------------


                                                                   Exhibit 12.2

                                  CERTIFICATION

I, Christopher Morris, the Principal Financial Officer of SVG Capital plc, certify that:

1.  I have reviewed this annual report on Form 20-F of SVG Capital plc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) [Omitted pursuant to "Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports," SEC Release No.33-8238 (June5, 2003)];

     c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

                                               /s/ Christopher Morris
                                                   Christopher Morris
                                                   Principal Financial Officer


                                       F3

Date: July 9, 2004

                                       F4

------------
EXHIBIT 13.1
------------



                                                                    Exhibit 13.1





                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER

            PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO

                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Nicholas Ferguson, the Chief Executive Officer of SVG Capital plc (the "Company"), has executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2003 (the "Report"). The undersigned hereby certifies that:

     (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

     (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                                    /s/ Nicholas Ferguson
                                                        Nicholas Ferguson
                                                        Chief Executive Officer


Date: July 9, 2004

                                       F5

------------
EXHIBIT 13.2
------------


                                                                   Exhibit 13.2


                    CERTIFICATION OF CHIEF FINANCIAL OFFICER

            PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO

                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Christopher Morris, the Principal Financial Officer of SVG Capital plc (the "Company"), has executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2003 (the "Report"). The undersigned hereby certifies that:

     (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

     (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



                                               /s/ Christopher Morris
                                                   Christopher Morris
                                                   Principal Financial Officer


Date: July 9, 2004



                                       F6