Form 20-F
SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC
filed 2005-07-15
CIK 1004623

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)
|_|        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|X|          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     For fiscal year ended December 31, 2004
                                       OR
|_|         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     For the transition period from __ to __

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

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 122,529,853 Ordinary Shares of GBP1 each

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                        |X| Yes |_| No

Indicate by check mark which financial statement item the registrant has elected to follow:

                                                        |X| Item 17 |_| Item 18




                                 SVG Capital plc
                           Annual Report on Form 20-F
                            for the fiscal year ended
                                December 31, 2004

                                TABLE OF CONTENTS


Item                                                                    Page No.

PART I........................................................................1
Item 1...............Identity of Directors, Senior Management and Advisers    1
Item 2.............................Offer Statistics and Expected Timetable    1
Item 3.................................................... Key Information    2
A..................................................Selected Financial Data    2
B..........................................Capitalization and Indebtedness    5
C................................Reasons for the Offer and Use of Proceeds    5
D.............................................................Risk Factors    5
Item 4..........................................Information on the Company    7
A...................................History and Development of the Company    7
B........................................................Business Overview    9
C......................................................Organizational Structure
..............................................................................27
D................................................Property, Plants and Equipment
..............................................................................27
Item 5.............................Operating and Financial Review and Prospects
..............................................................................28
A.............................................................Operating Results
..............................................................................28
B...............................................Liquidity and Capital Resources
..............................................................................54
C..........................Research and Development, Patents and Licenses, etc.
..............................................................................60
D.............................................................Trend Information
..............................................................................60
E................................................Off-Balance Sheet Arrangements
..............................................................................60
F................................Tabular Disclosure of Contractual Arrangements
..............................................................................60
Item 6...............................Directors, Senior Management and Employees
..............................................................................61
A...............................................Directors and Senior Management
..............................................................................61
B..................................................................Compensation
..............................................................................64
C...............................................................Board Practices
..............................................................................71
D.....................................................................Employees
..............................................................................76
E...............................................................Share Ownership
..............................................................................76
Item 7........................Major Shareholders and Related Party Transactions
..............................................................................77
A............................................................Major Shareholders
..............................................................................77
B....................................................Related Party Transactions
..............................................................................79


                                    i




C..............................................Interests of Experts and Counsel
..............................................................................80
Item 8....................................................Financial Information
..............................................................................80
A.......................Consolidated Statements and Other Financial Information
..............................................................................80
B...........................................................Significant Changes
..............................................................................80
Item 9....................................................The Offer and Listing
..............................................................................81
A.....................................................Offer and Listing Details
..............................................................................81
B..........................................................Plan of Distribution
..............................................................................82
C.......................................................................Markets
..............................................................................82
D..........................................................Selling Shareholders
..............................................................................82
E......................................................................Dilution
..............................................................................82
F.........................................................Expenses of the Issue
..............................................................................83
Item 10..................................................Additional Information
..............................................................................83
A.................................................................Share Capital
..............................................................................83
B.....................Memorandum and Articles of Association of SVG Capital plc
..............................................................................83
C............................................................Material Contracts
..............................................................................89
D.............................................................Exchange Controls
..............................................................................93
E......................................................................Taxation
..............................................................................94
F...................................................Dividends and Paying Agents
..............................................................................99
G..........................................................Statement by Experts
..............................................................................99
H..........................................................Documents on Display
..............................................................................99
I........................................................Subsidiary Information
..............................................................................99
Item 11..............Quantitative and Qualitative Disclosures About Market Risk
.............................................................................100
Item 12..................Description of Securities Other than Equity Securities
.............................................................................100
PART II.....................................................................100
Item 13.........................Defaults, Dividend Arrearages and Delinquencies
.............................................................................100
Item 14.....Material Modifications to the Rights of Security Holders and Use of
........................................................................Proceeds
.............................................................................100
Item 15.................................................Controls and Procedures
.............................................................................100
Item 16A.......................................Audit Committee Financial Expert
.............................................................................100
Item 16B.........................................................Code of Ethics
.............................................................................100


                                     ii





Item 16C.................................Principal Accountant Fees and Services
.............................................................................101
Item 16D.............Exemptions from the Listing Standards for Audit Committees
.............................................................................101
Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers
.............................................................................102
PART III....................................................................102
Item 17....................................................Financial Statements
.............................................................................102
Item 18....................................................Financial Statements
.............................................................................102
Item 19................................................................Exhibits
.............................................................................102



                                    iii




                         FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated herein, all information in this annual report is presented as of December 31, 2004. Amounts expressed in ("GBP") are in United Kingdom ("U.K.") pounds sterling. Amounts expressed in ("EUR") are in euro. According to the Federal Reserve Bank of New York, the Noon Buying Rate for pounds sterling in New York City expressed in U.S. dollars per GBP1.00 (rounded to the nearest cent) on June 30, 2005 was $1.79 and the Noon Buying Rate for euro in New York City expressed in U.S. dollars per EUR1.00 (rounded to the nearest cent) on June 30, 2005 was $1.21.

                           FORWARD-LOOKING STATEMENTS
This Annual Report  contains  forward-looking  statements  within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and information relating to the Company that are based on beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this Annual Report, the words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project" and "should" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views and assumptions of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by the Company's target customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.

                                     PART I

      This annual report on Form 20-F (this "annual report" or "Form 20-F") constitutes the annual report of SVG Capital plc (the "Company"). Unless the context requires otherwise, the term "Company" includes SVG Capital plc, its subsidiary undertakings and associated undertakings (as defined in the Companies Act 1985 of Great Britain (the "Companies Act")), the Platinum Trust (a Guernsey unit trust referred to in this annual report as the "Trust"), SVG Advisers Limited ("SVGA"), SVG Investment Managers Limited ("SVGIM"), SVG Advisers, Inc. ("SVGAI") and SVG North America, Inc. ("SVGNA").

Item 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable to this Form 20-F.

Item 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to this Form 20-F.


Item 3.        KEY INFORMATION

A.       Selected Financial Data

     The following selected financial information for the fiscal year ended June 30, 2002, the six month period ended December 31, 2002, the year ended December 31, 2003 and the year ended December 31, 2004 and at December 31, 2003 and December 31, 2004 are derived from the audited consolidated financial statements included elsewhere in this Form 20-F. The selected financial information for the six month period ended December 31, 2001 is derived from the unaudited consolidated financial statements included elsewhere in this Form 20-F. The selected financial information for the year ended June 30, 2000 and 2001, and at June 30, 2000, 2001 and 2002 and December 31, 2002, are derived from the Company's audited consolidated financial statements, which are not included in this Form 20-F. The "Operating Data" is for the Company and the Trust, an operating subsidiary of the Company described in more detail in "Item 4. Information on the Company - Organizational Structure - Description of the Trust," and, with respect to the periods ended June 30, 2001 onwards includes SVGA and SVGNA, as well as SVGIM and SVGAI after their respective dates of incorporation.


Operating data                Year ended  Year ended    Year ended    Six months     Six months     Year ended     Year ended
                                                                        ended         ended
                                 June 30     June 30       June 30   December 31    December 31    December 31    December 31

                                    2000        2001          2002          2001           2002           2003           2004

                                 GBP'000     GBP'000       GBP'000       GBP'000        GBP'000        GBP'000        GBP'000

UK GAAP
Total revenues1                    6,123       5,616         7,674         4,707          3,368          7,035         11,096

Administrative expenses            1,106       2,235         7,293         4,131          4,065         (7,642)        (9,932)

Interest payable and similar
charges                              468         583         1,832           276          1,523         (5,106)        (5,980)

Net return/(deficit) after
taxation                           4,729       2,655        (1,555)          178         (2,185)        (5,531)        (4,7)

Basic revenue return per
ordinary share                     4.68p        2.60p        (1.52)p        0.17p         (2.14)p        (5.32)p        (4.19)p

US GAAP

Net return/(deficit) after
taxation as adjusted for
US GAAP                          4,729        2,655         (1,555)          178         (2,185)        (8,762)       (11,510)


Basic revenue return per
ordinary share as
adjusted for US GAAP             4.68p         2.60p         (1.52)p        0.17p         (2.14)p        (8.42)p        (10.2)p


Balance sheet data                As at        As at           As at                        As at          As at         As at
                                June 30      June 30         June 30                  December 31    December 31   December 31
                                   2000         2001            2002                         2002           2003          2004
                                GBP'000      GBP'000         GBP'000                      GBP'000        GBP'000       GBP'000

UK GAAP

Total assets                    466,702      422,007         466,970                      507,529        623,256       734,076

Current liabilities               5,087        4,747           4,357                        4,783         (8,111)       (7,764)

Long-term debt                        0            0          39,152                       39,201         88,108       (49,479)

Minority interest                   490          388             374                          353            419          (504)

Net assets                      461,125      416,872         423,087                      463,192        526,618       676,403

Net asset value per Ordinary
Share                            450.9p       407.6p          413.7p                       452.9p         467.5p        552.0p

Capital stock (excluding
long-term debt and
redeemable preferred stock)     461,125      416,872         423,087                      463,192        526,618       676,403

Number of Ordinary Shares
outstanding as
adjusted to reflect changes
in capital                      102,266      102,266         102,266                      102,266        112,655       122,530

US GAAP

Net assets as adjusted for
US GAAP                         463,527     414,827          421,246                      463,192        526,618      676,403

Net asset value per Ordinary
Share as adjusted
for US GAAP                      453.3p      405.6p           411.9p                       452.9p         467.5p       552.0p


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

Dividend per Ordinary Share Information

     For the fiscal year ended December 31, 2004, the board of directors of the Company (each a "Director," and collectively, the "Directors") has not recommended the payment of, and the Company will not pay, a final dividend. The Company reported a deficit for the fiscal year on its revenue account. See "Item
5. Operating and Financial Review and Prospects" for more information on the Company's operations during its fiscal year ended December 31, 2004.

     The following table presents a complete summary of dividends per Ordinary Share stated in both pounds sterling and U.S. dollars. The amounts in U.S. dollars are based on the exchange rates at each respective payment date.

Payment Date                   Pounds Sterling                  U.S. Dollars

December 7, 2000                         3.80p                       $0.0457
November 26, 2001                        1.80p                       $0.0261
Calendar Year Ended 2002                 0.00p                       $0.0000
Calendar Year Ended 2003                 0.00p                       $0.0000
Calendar Year Ended 2004                 0.00p                       $0.0000

Exchange Rate Information

     (a) The Federal Reserve Bank of New York Noon Buying Rate for pounds sterling in New York City expressed in U.S. dollars per GBP1.00 (rounded to the nearest cent) (the "Noon Buying Rate") at June 30, 2005 was $1.79.

     (b) The table below sets forth, for the periods indicated the high and low Noon Buying Rates for each of the most recent six full months.

Last Six Months                          High              Low

January                                  $1.91             $1.86
February                                 $1.92             $1.86
March                                    $1.93             $1.87
April                                    $1.92             $1.87
May                                      $1.90             $1.82
June                                     $1.84             $1.79

     (c) The table below sets forth for the periods indicated the average Noon Buying Rate for each period, calculated by using the average of the Noon Buying Rates on the last day of each month during the period.

Fiscal Year Ended                                          Average

June 30, 2000                                              $1.61
June 30, 2001                                              $1.47
June 30, 2002                                              $1.46
December 31, 2002 (six-month period)                       $1.57
December 31, 2003                                          $1.64
December 31, 2004                                          $1.84

B.       Capitalization and Indebtedness

         Not applicable to this Form 20-F.

C.       Reasons for the Offer and Use of Proceeds

         Not applicable to this Form 20-F.

D.       Risk Factors

Risks Relating to Value and Liquidity of Ordinary Shares

     The Company's Ordinary Shares are listed on the Official List (the "Official List") of the United Kingdom Listing Authority ("UKLA") and admitted to trading on the market for listed securities of London Stock Exchange plc (the "LSE"). There is no guarantee that the market price of the Ordinary Shares will reflect the underlying net asset value of the Company, nor is there any guarantee as to the level of liquidity in the market for Ordinary Shares. The Ordinary Shares will not be registered in the United States under the Securities Act, or the securities laws of any state. The Company has not registered under the Exchange Act, for the purpose of facilitating secondary market trading with respect to its securities in the United States, and the Company does not intend, directly or indirectly, to facilitate secondary market activity. Accordingly, it is expected that there will be no market for these securities in the United States.

Risks Relating to the Company's Lack of Control of Underlying Investments

     The Company's  portfolio  consists  largely of holdings in Funds managed or
advised  by  "Permira"  or  "Schroder   Ventures++",   entities   providing
management, advisory or consultancy services to, or conducting the business of designing, managing or advising, private equity and other funds or products under the overall business names of Permira or Schroder Ventures (as the case may be, "Permira" or "Schroder Ventures"). See also "Item 10. Additional
Information - Material Contracts" for further details regarding the Company's relationship with Permira. Pursuant to statutory requirements governing U.K. investment trusts and the listing rules of the UKLA (the "Listing Rules"), however, the Company may not hold interests in any Fund which would enable the Company to control that Fund. As a result, the Company will only be able to alter the investment policies of a particular Fund in which it is invested by acting in conjunction with other investors in that Fund. As a result, the Directors have no control over the investment decisions made by the managers of individual investee companies. An "Investee Company" is a company in which one of the Funds has invested. Although Fund managers must act in accordance with common investment objectives and policies and are subject to the restrictions set out in the documents establishing each Fund, the Company can make no assurance that the Funds' managers will make investment decisions according to the Directors' expectations. See "Item 4. Information on the Company - Business Overview - Investment Portfolio - Diversification of Investment Portfolio Relating to Fund Investments."

++ For the purposes of this annual report, "Schroder Ventures" includes, but is not limited to, the following independent advisory entities: MKS Consulting KK, Schroder & Associates Canada Inc., SV Investment Partners LLC,SV Life Sciences Advisers Limited and Symphony Capital Partners Limited.

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

Risks Relating to the Company's Investment Flexibility

     The Company has broad discretion regarding the types and amounts of investments it can make in investments or co-investments involving one or more Funds. The Company may invest in listed or unlisted companies or other entities with exposure to buy-out and development capital markets, listed companies with no exposure to buy-out and development capital markets, fixed interest securities, marketable debt securities and synthetic or traded derivative instruments. Other than the investment restrictions set out in the Operating Agreement that is discussed in "Item 10. Additional Information - Material Contracts" and certain investment restrictions and diversification obligations under applicable laws and regulations relating to qualification as an investment trust, there are no restrictions on the types of funds in which the Company may invest. Many of these investments involve a high degree of risk, including a possible loss of the entire investment.

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

Enlargement of the Company's Operations

     In June 2001, following approval by the Company's shareholders, the Company acquired SVGA and SVGNA. SVGA and SVGNA each became subsidiaries of the Company at that time. The Company acquired SVGA from Schroder Ventures Limited for GBP100, and assumed responsibility for the costs and received the benefit of the income streams of SVGA beginning on January 1, 2001. On June 18, 2001, SVGA acquired SVGNA, a broker-dealer registered with the Securities and Exchange Commission ("SEC"), from Schroder Venture Managers Inc. for $50,000, and subsequently paid the Schroder Group an additional $250,000 in respect of an increase in required capital for regulatory reasons. On June 26, 2001, April 22, 2002, December 19, 2002 and May 14, 2004 the Company subscribed for 749,900, 750,000, 1,500,000 and 1,250,000 ordinary shares of GBP1 each, respectively, in SVGA. SVGA subscribed for additional capital of SVGNA amounting to $279,000 during the year ended December 31, 2004.

     On December 13, 2002, SVGA acquired 100 common shares of $1 each in SVG Advisers Inc. for $100. SVGA subscribed for additional capital of $141,463 during the year ended December 31, 2004.

     The Company acquired 100 ordinary shares of GBP1 each in SVGIM for GBP100 on October 16, 2002. On May 16, 2003 and May 4, 2005, SVGIM issued 99,900 and 150,000 ordinary shares of GBP1 each to the Company for GBP99,900 and GBP150,000, respectively.

     The acquisition of SVGA and SVGNA has allowed the Company to provide the following specialist financial advisory services: SVGA, SVGIM and SVGNA advise investment vehicles that invest in private equity or public equity using private equity techniques. These products seek to generate absolute returns or outperform public markets.

     For more information regarding the acquisition of SVGA and SVGNA, see "Item
5. Operating and Financial Review and Prospects - Liquidity and Capital Resources."

Arrangements with Permira

     On March 21, 2005, the Company entered into an Operating Agreement with Permira Holdings Limited ("PHL") and a Subscription Agreement with Permira Capital Limited ("PCL"). Both of these agreements were approved by the Company's shareholders at the Company's Annual General Meeting ("AGM") held on April 25, 2005 and further details thereof are set out in "Item 10. Additional Information
- Material Contracts".

Euro Depositary Receipts

     The Company cancelled its euro-denominated receipts ("EDRs") on February 7, 2005. EDRs are securities issued by a depositary bank that represent the underlying shares of a company. They are denominated and traded in euro.

Subordinated Convertible Bonds due 2011

     On November 21, 2001, the Company issued GBP40,000,000 nominal of 4-1/2% Subordinated Convertible Bonds due November 2011 (the "Bonds 2011"). The Bonds 2011 are convertible, at the option of the holders of the Bonds 2011, into Ordinary Shares at a price of 399p per Ordinary Share. The Bonds 2011 were listed on the Official List and were admitted to trading on the LSE on July 5, 2002. During the year ended December 31, 2003, a total of GBP600,000 Bonds 2011 were converted into 150,375 Ordinary Shares.

     On 22 November 2004, the Company announced that it had exercised its right to call for redemption of all the Bonds 2011 in issue and gave holders of the Bonds 2011 the option to convert their holding into Ordinary Shares. On December 6, 2004, a total of 9,874,679 Ordinary Shares were allotted on conversion of all the Bonds 2011 in issue.

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

Registered and Head Offices

     The Company's registered office is 31 Gresham Street, London EC2V 7QA England (Tel: #44 20 7658 3206), and its head office and principal place of business is 111 Strand, London WC2R 0AG (Tel: #44 20 7010 8900).

B.       Business Overview

Summary

     The Company carries on business as an investment trust, and is listed on the Official List and admitted to trading on the LSE. Following the investment review and the decision of the Board referred to and described in more detail on page 10, the Company obtained shareholder approval at the Annual General Meeting held on April 25, 2005, to change its investment policy. As a result of this change, the Company's investment objective is to achieve capital appreciation by investing principally in private equity funds that are managed or advised by Permira, one of Europe's leading private equity firms. In addition, the Company invests in private equity funds that invest in Japan, North America, Asia and the life sciences sectors, and in unquoted and quoted businesses through specialist funds and co-investments alongside these funds. See "Item 10. Additional Information - Material Contracts" for more information on the relationship between the Company and Permira.

     To complement this investment objective and create capital and income for the Company, its fund advisory business structures, markets, manages and advises products for investment in private equity and in public equity using private equity techniques. The Company's consolidated revenues arise mainly from UK operations.

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

Investment Portfolio

         Investment in the Funds.

     The Company's investment portfolio at December 31, 2004 consisted of interests in 23 Funds, which for purposes of this annual report includes various co-investments, and is expected to continue to consist primarily of interests in these Funds and similar funds offered in the future. Of these Funds, 15 were mature and 8 were immature. A mature Fund is one that has substantially completed its investment program, while an immature Fund is one that has yet to complete its investment program. See "- Description of the Funds - Calls."

     The Funds, which consist of limited partnerships and unit trusts organized in the United States and various foreign countries, have been organized at various times since 1985 for the purpose of making venture capital and buy-out investments in various business ventures located in various countries, including the United States. As of December 31, 2004, the Funds held investments in 129 business enterprises. The Funds have not been offered or traded publicly in the United States and are subject to various restrictions on transfers of interests therein. There is no public market for any of the Funds in any country, and there is no intention to create a public market for any of the Funds in the future. Of the 23 Funds, 21 are 10-year closed-end funds, one is an 8-year closed-end fund and one is a 15-year closed-end fund. Ten of the Funds that have reached the end of their original terms have, with the consent of their respective investors, had their original terms extended. Following the expiration of their respective terms, the Funds will dissolve to permit an orderly liquidation of their assets, and then terminate. The life of the Funds generally may be extended only with the consent of investors and/or Advisory Committees.

         Diversification of Investment Portfolio Relating to Fund Investments.

     Following a review of its future investment policy, the Board concluded that the Company's core focus should remain on international private equity and, within that, its primary focus should be on Europe and, to a lesser extent, Japan. While the Company will continue to have valuable commitments in the US in smaller company buy-outs and in the life sciences sectors, the Board believes that the buy-out markets of Europe and Japan will provide excellent investment opportunities over the next five to ten years.

     Within these two markets the Board has decided to concentrate the Company's investments with our existing, highly rated investment advisers, Permira and MKS Advisers. SVG Capital plc has therefore entered into agreements with Permira which give the Company full access to the next two funds which Permira is expected to raise, Permira IV and Permira V, and which strengthen the Company's long-standing relationship with Permira.

     In addition, both the conditions for qualification as an investment trust and the Listing Rules impose certain investment diversification requirements. A list of the Company's investments at December 31, 2004 is shown below:


List of Investments                                                   Value of SVG Capital's  SVG Capital's Net
                                                                             Holding GBP'000             Assets
                                                                                                              %
Asia
Asia Pacific Trust                                                                       454                0.1
Asia Pacific Fund II ("APF II")                                                       14,477                2.1
Schroder Ventures Asia Pacific Fund ("SVAPF")                                         28,557                4.2
Co-investments with APF II and SVAPF                                                   1,685                0.3
The Japan Venture Fund III                                                             9,756                1.4
The Japan Venture Fund IV                                                             12,746                1.9
---------------------------------------------------------------------------------------------------------------
Total Asia                                                                            67,675               10.0
---------------------------------------------------------------------------------------------------------------

Continental Europe
Permira Europe I                                                                      21,362                3.2
Permira Europe II                                                                    356,041               52.6
Permira Europe III                                                                    80,893               12.0
P123                                                                                  62,736                9.3
Permira France I                                                                         416                0.1
Permira France Venture I                                                                  63                0.0
Permira German Buy-Outs                                                                9,608                1.4
Permira German Buy-Outs 1992                                                              82                0.0
Permira Italy II                                                                       1,572                0.2
---------------------------------------------------------------------------------------------------------------
Total Continental Europe                                                             532,773               78.8
---------------------------------------------------------------------------------------------------------------

United Kingdom
Permira UK III                                                                         4,645                0.7
Permira UK Venture III                                                                    55                0.0
Permira UK Venture IV                                                                    785                0.1
---------------------------------------------------------------------------------------------------------------
Total United Kingdom                                                                   5,485                0.8
---------------------------------------------------------------------------------------------------------------

North America
Schroder Canadian Buy-Out Fund II ("SCBoF II")                                         5,016                0.7
Schroder Canadian Buy-Out Fund III ("SCBoF III")                                       1,097                0.2
Co-investments with SCBoF II and III                                                   5,424                0.8
SV Life Sciences Fund                                                                    975                0.1
SV Life Sciences Fund II                                                              29,533                4.4
SV Life Sciences Fund III                                                             11,136                1.6
SV Investments Fund                                                                   27,370                4.1
Co-Investments with SV Investments Fund                                                1,714                0.3
---------------------------------------------------------------------------------------------------------------
Total North America                                                                   82,265               12.2
---------------------------------------------------------------------------------------------------------------

Total private equity portfolio                                                       688,198              101.8
Money market instruments                                                              10,987                1.6
UK listed equity funds                                                                15,179                2.2
---------------------------------------------------------------------------------------------------------------
Total investment portfolio                                                           714,364              105.6
Other assets less total liabilities                                                  (37,960)              (5.6)
---------------------------------------------------------------------------------------------------------------
Total net assets                                                                     676,403              100.0
---------------------------------------------------------------------------------------------------------------


         Diversification by Geographical Area and Sector.

     Although the Company has no formal guidelines concerning diversification by geographical area and sector, the Directors expect that the Company's investment portfolio will continue to reflect the broad geographical spread and sector diversification of the underlying investments of the Funds. The information below provides a brief description of the diversification of the Company's investment portfolio by geographical area and sector. The Directors do not believe that there are any risks specific to the countries in which the Funds have invested that would have a materially adverse effect on the Company.


Geographical Analysis

                                  December 31, 2004          December 31, 2003
                                     % of Portfolio             % of Portfolio
                                          (by Value)                 (by Value)

Multinational                                    26                         30
Continental Europe                               35                         30
UK                                               22                         19
North America                                     8                         10
Far East/Asia Pacific                             9                         11



     The only major change in the portfolio's geographical exposure during the year ended December 31, 2004 is the increase in its weighting to Continental Europe, which increased to 35% as a result of the revaluation of Premiere.

     Due to the number of new investments in the consumer sector this now represents 41% of the portfolio at December 31, 2004. The decrease in the portfolio's weighting to medical and health is a result of the sale of Sirona, Euro Dental and Eyetech. The portfolio's exposure to computer/other electronics decreased to 16%, partly a reflection of the revaluation of Memec and also in part due to investments in other sectors.


Sector Analysis

                                December 31, 2004           December 31, 2003
                                   % of Portfolio              % of Portfolio
                                        (by Value)                  (by Value)

Consumer                                       41                          29
Medical/Health                                 11                          21
Computer & Other Electronics                   16                          22
Chemicals                                       6                           7
Industrial Products & Services                  6                           7
Other Manufacturing                             3                           3
Other Services                                 17                          10
Construction                                    0                           1



         Future Investments

     It has been agreed with Permira that, subject to the cashflow projections of the SVG Capital Group, agreement on terms, due diligence and Board approval, the Company will be the major investor in future Permira Funds, including Permira IV and Permira V. On that basis, the Company will be entitled to full access to such funds.

     For the period of the Operating Agreement,  as outlined more fully in "Item
10. Additional Information - Material Contracts", the Company will not commit to any non-Permira private equity fund or product for direct investment other than the agreed commitments to other private equity funds referred to in "Item 10. Additional Information - Material Contracts" and Japan Funds. The Company may also, within certain limits, carry out the temporary warehousing of investments for any structured products managed or advised by the SVG Capital Group.

     The Company intends that, once it, or any other member of the SVG Capital Group, has made a commitment to Permira IV, the SVG Capital Group will operate so that not more than 20 % of the gross assets and uncalled commitments of the SVG Capital Group are invested in or committed to SVG Products or other non-Permira funds or products (subject to certain limited exceptions), over time. After that commitment to Permira IV is made, the aggregate amount invested in or committed to such funds or products (at the time of such investment or commitment) will not exceed 25 % of the gross assets and uncalled commitments of the SVG Capital Group. Within these restrictions, the SVG Capital Group may also invest in private equity (or other) funds of funds.

     The restrictions above will not apply to SVG Products, which may continue to invest in any funds and products. However, any investment made by the SVG Capital Group in SVG Products will be subject to the restrictions more fully outlined in "Item 10. Additional Information - Material Contracts".

     Members of the SVG Capital Group may continue to manage and advise any funds and products, including new funds and products launched by the SVG Capital Group. It is expected that these funds and products will maintain a focus on private equity or public equity using private equity techniques.

     As part of the agreement, the SVG Capital Group also has the right to launch, manage and advise future structured products for third party funding around Permira IV and Permira V in priority, subject to certain limited exceptions, to Permira.

     SVG Capital plc will remain self managed. None of Permira, the SVGA Group or any third party will have management discretion over the Company's capital available for investment or any authority to take investment management decisions on behalf of the Company.

     To the extent the Company has surplus capital beyond its permitted investments and commitments as outlined in this document, this capital will continue to be invested in cash and liquid securities.

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

     Co-Investment and Limitations. The Company may also co-invest alongside one or more of the Funds. Co-investment opportunities arise principally where a proposed investment in an Investee Company exceeds the capacity of the relevant Fund. The aggregate of a single co-investment and participation in the same company through the Funds may not exceed 5% of the Company's consolidated net assets. The overall restriction on co-investments remains at 10% of the Company's consolidated net assets. The calculation of these percentages will be made at the time any such co-investment is made. These percentage restrictions on co-investments are subject to change and are regularly reviewed by the Directors. Any co-investment by the Company will be on an arm's-length basis on terms that are at least substantially similar to those of the co-investing Fund's investment. At December 31, 2004, the Company held co-investments totaling GBP8.8 million and representing 1.3% of the net assets of the Company.

     Other Permitted Investments. The Company may also invest in alternative listed or unlisted companies or other entities with exposure to buy-out and development capital markets. In addition, the Company may, from time to time, invest in other listed companies and fixed interest securities and other marketable debt securities that are unrelated to buy-out and development capital markets or retain cash balances pending re-investment. At December 31, 2004, the Company's gross cash balance of GBP25.1 million was held principally in a portfolio of money market funds and cash deposits. The Company also has the power to enter into transactions involving synthetic or traded derivative instruments over a range of different underlying securities and currencies. The Directors expect this power will be used for hedging or to gain exposure to quoted equity instruments, but not for speculative or trading purposes. Subject to the terms of the Operating Agreement discussed in "Item 10. Material Contracts," there are no restrictions on the types of funds in which the Company may invest.

Portfolio at Fiscal Year End

     As of December 31, 2004, the Company's investment portfolio consisted of interests in each of the 23 Funds, which for purposes of this annual report includes various co-investments. The "List of Investments" table on pages 11 through 12 presents summary information, as of December 31, 2004, on each of the Funds, as well as the Company's percentage ownership of each Fund, the value of the Company's holdings in each Fund and the percentage of the Company's net assets constituted by each Fund.

     As of December 31, 2004, no underlying Investee Company comprised more than 10.9% by value of the Company's net assets. The "Twenty Largest Underlying Companies" table set out below provides a brief description of the 20 largest underlying Investee Companies which, as of December 31, 2004, represented 72% by value of the Company's total assets, determined based on the value of investments.


Twenty Largest Underlying Companies
1. Premiere (Germany)
Company (GBP000's)
Cost                        13,318
Value                       73,616
% of net assets             10.9%
Date of Acquisition         Feb 2003


Premiere is a Pay-TV operator in Germany and Austria. It offers exclusive premium Pay-TV content including sports, movies and special interest packages on more than 25 channels. The company has approximately 3.2 million subscribers serving both satellite and cable households. The valuation basis is third-party.

2. Cognis (Germany)
Company (GBP000's)
Cost                        11,872
Value                       43,764
% of net assets             6.5%
Date of Acquisition         Nov 2001

Cognis is a global supplier of specialty chemicals. The five divisions of the Cognis Group - Care Chemicals, Nutrition & Health, Functional Products, Process Chemicals and Oleochemicals, - supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers. The valuation basis is earnings.

3. Travelodge & Little Chef (UK)
Company (GBP000's)
Cost                        41,293
Value                       41,614
% of net assets             6.2%
Date of Acquisition         Feb 2003

Travelodge is the second largest operator in the UK budget hotel sectors, providing around 14,000 rooms in 240 hotels located around Britain. Little Chef is the largest roadside restaurant chain in Britain with approximately 300 outlets. The valuation basis is earnings.

4. Ferretti (Italy)
Company (GBP000's)
Cost                        36,014
Value                       40,974
% of net assets             6.1%
Date of Acquisition         Oct 2002

Ferretti is a world leading producer of luxury motor yachts larger than 40 feet, created through a buy and build strategy of complementary motor yacht builders. The valuation basis is earnings.

5. Seat Pagine Gialle (Italy)
Company (GBP000's)
Cost                        28,819
Value                       38,169
% of net assets             5.6%
Date of Acquisition         July 2003

SEAT Pagine Gialle, is a telephone directories, business information and directory assistance company which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher. The valuation basis is quoted.


6. Hogg Robinson (UK)
Company (GBP000's)
Cost                        22,178
Value                       33,082
% of net assets             4.9%
Date of Acquisition         June 2000

Hogg Robinson is a services company comprising two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The valuation basis is earnings.

7. AA (UK)
Company (GBP000's)
Cost                        31,983
Value                       31,983
% of net assets             4.7%
Date of Acquisition         Sep 2004

The AA has a pre-eminent position in the roadside services market, providing both private and fleet motorists with breakdown cover across the UK. The business, when acquired, comprised roadside recovery, insurance, personal loans, service centres, mobile tyre fitting, publishing and driving schools. Its financial services division provides motor and home insurance and personal loans with some 1.6 million insurance policies and a GBP1 billion loan book. The valuation basis is cost in fund currency.

8. Memec (UK)
Company (GBP000's)
Cost                        39,563
Value                       29,721
% of net assets             4.4%
Date of Acquisition         Oct 2000

Memec is a global specialist semiconductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific regions. The valuation basis is earnings.

9. Dinosol Supermercados (formerly Ahold Supermercados) (Spain)
Company (GBP000's)
Cost                        24,954
Value                       24,954
% of net assets             3.7%
Date of Acquisition         Dec 2004

Dinosol  Supermercados  (formerly  Ahold  Supermercados)  operates 572 stores in
Spain and the  Canary  Islands,  trading  under a number  of  brands  including:
SuperSol, HiperSol, HiperDino, Netto and CashDiplo. The valuation basis is cost in fund currency.

10. debitel (Germany)
Company (GBP000's)
Cost                        19,319
Value                       20,387
% of net assets             3.0%
Date of Acquisition         June 2004

debitel is Europe's largest mobile phone service provider, offering a wide range of telecommunications products (mobile, fixed line and internet). The company is headquartered in Germany and has over 10.2 million customers and operates via a network of 5,000 retail partners and 100 of its own shops. The valuation basis is cost in fund currency.


11. New Look (UK)
Company (GBP000's)
Cost                        19,229
Value                       20,292
% of net assets             3.0%
Date of Acquisition         April 2004

New Look is a leading UK fashion retailer targeting the young (15-44) female market. The company was established in 1969 and has grown to become one of the UK's largest retailers of womenswear with around 4% of the UK womenswear market. New Look has 504 stores in the UK and 181 stores in France (trading under the MIM fascia). The valuation basis is cost in fund currency.

12. Vendex (Benelux)
Company (GBP000's)
Cost                        20,100
Value                       20,100
% of net assets             3.0%
Date of Acquisition         Sep 2004

Vendex is the largest non-food retailer in the Benelux with market leading positions in the department store, DIY, apparel and consumer electronics sectors. The company trades from 15 stores fascias and around 1,800 outlets, employing 43,000 people. Vendex has a diversified portfolio of strong brands with most of the company's retail formats being household names in the Netherlands and Belgium. The valuation basis is cost in fund currency.

13. Grammer (Germany)
Company (GBP000's)
Cost                         8,476
Value                        16,954
% of net assets              2.5%
Date of Acquisition          May 2001

Grammer  supplies  seating  equipment  to  the   automotive/commercial   vehicle
industry. The company serves three different segments of the automotive/commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats. The valuation basis is earnings.

14. Marrazzi (Italy)
Company (GBP000's)
Cost                        15,772
Value                       15,772
% of net assets             2.3%
Date of Acquisition         Dec 2004

Marazzi is the world's largest manufacturer of ceramic tiles. The company is active in 130 countries and has over 4,000 employees and 18 plants located in Italy, Spain, France and the US with a new plant opening in Russia in 2005. The valuation basis is cost in fund currency.

15. austriamicrosystems (Austria)
Company (GBP000's)
Cost                       25,258
Value                      15,178
% of net assets            2.2%
Date of Acquisition        June 2000

austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end-customer markets. The valuation basis is quoted.

16. Parkway Holdings (Singapore)
Company (GBP000's)
Cost                        19,041
Value                       12,957
% of net assets             1.9%
Date of Acquisition         Dec 1999

Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted.

17. EEMS (Italy)
Company (GBP000's)
Cost                        1,376
Value                       12,650
% of net assets             1.9%
Date of Acquisition         May 1999

EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is earnings.

18. Leica Microsystems (Germany)
Company (GBP000's)
Cost                        8,682
Value                       11,095
% of net assets             1.6%
Date of Acquisition         April 1998

Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semiconductor industries. The company has leading positions in most of its markets and a strong track record in product innovation. The valuation basis is earnings.

19. Grand Navi Veloci (GNV) (Italy)
Company (GBP000's)
Cost                        10,576
Value                       10,576
% of net assets             1.6%
Date of Acquisition         Oct 2004

GNV is a leading European ferry company, with a fleet of eight ships. The first of its eight ships was launched in 1993, while its two largest and most recent ships, Superba and Suprema, were launched in 2002 and 2003. The valuation basis is cost in fund currency.

20. Inmarsat (UK)
Company (GBP000's)
Cost                        6,031
Value                       10,128
% of net assets             1.5%
Date of Acquisition         Dec 2003

As a leading provider of global mobile satellite communication services, Inmarsat has been designing, implementing and operating satellite networks for over 23 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors. The valuation basis is earnings.


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

                                   19
     In order to ensure that the Company satisfies both the 15% and 20% investment limitations described above, the general partner or manager of the Fund will notify the Company in advance of any proposed investment in excess of specified thresholds so that the Company can assess the effect of the investment and, if necessary, take appropriate action in order to avoid violating either of such restrictions. The Company will only make new investments in future funds if either (i) the Directors are satisfied that the investment restrictions set forth above cannot be breached or (ii) appropriate opt-out mechanisms can be obtained with the relevant Fund that will enable the Company, without penalty, to limit or eliminate its investment in an Investee Company if necessary to permit the Company to ensure its own compliance with the above restrictions. In making other investments, the Directors intend to ensure, where necessary, that similar opt-out mechanisms are available to the Company and that the investment restrictions set forth above can be satisfied.

Borrowing Facility

     The Directors expect the Company to meet its commitments to pay future Calls in respect of its existing holdings in immature Funds from (i) the existing cash resources of the Company, (ii) the facilities available under the EUR285,000,000 Revolving Credit Facility Agreement (the "Facility Agreement") dated September 24, 2004 between the Company, Barings (Guernsey) Limited (as trustee of the Platinum Trust), The Governor and Company of The Bank of Scotland and The Royal Bank of Scotland plc, and (iii) from the proceeds of distributions from its holdings in the Funds. These distributions are expected to be principally the net proceeds of realizations of investments held by the Funds. The timing of future realizations and the dates of future Calls are necessarily uncertain. The Directors are able to draw on the Facility Agreement to enable the Company to meet its commitment to pay future Calls. In addition, the Company may use this borrowing facility to make new investments or for general corporate purposes. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources," below, for additional information relating to the Facility Agreement.

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

     The Company's investments in the various Schroder Ventures and Permira funds are valued by the Directors at the balance sheet date by valuing the underlying investments comprising the portfolios of the Schroder Ventures and Permira funds in accordance with the valuation policies set out below, as adjusted, where appropriate, for other assets and liabilities of the Schroder Ventures and Permira funds. The valuation policies of the Company are consistent with the guidelines issued by the British Venture Capital Association ("BVCA"), which came into effect on August 1, 2003. In accordance with these guidelines, where, in an exceptional case, the strict application of the valuation policies set out below would not, in the opinion of the Directors, result in a fair value being ascribed to an investment, the Directors may adopt an alternative valuation in accordance with the overriding BVCA principle that the value should be a fair one.

         Valuation of the Portfolio at December 31, 2004.

     The valuations of the Company's holdings were based on the value of the underlying assets of the Funds as of December 31, 2004, determined as described above and adjusted where appropriate for other assets and liabilities of the Funds.

Description of the Funds

         Background.

     Members of the Schroder Group established Schroder Ventures in 1983, which has since developed into a number of independent entities. As of December 31, 2004, these combined entities had 16 offices world-wide, providing management advisory or consultancy services to private equity funds. In November 2001, Schroder Ventures Europe changed its name to Permira and the Funds advised by Permira were also renamed. As of December 31, 2004, there were a total of 23 buy-out and development capital Funds, with combined uncalled commitments of GBP3.4 billion.

     Of the 23 Schroder Ventures or Permira Funds, 20 are for investment primarily within a single country or region, and three are international Funds focusing on investment in the life sciences sector. The geographical spread of the Funds and their advisers as of December 31, 2004 are summarized in the table below:



                          Number of Funds   Total Value of     Total Uncalled   Location of Advisers
Region                                            Funds at        Commitments
                                             (GBP Millions)     (GBP Millions)

Continental Europe                      9            532.8              343.8   France, Germany, Italy, Spain, Sweden,
                                                                                United Kingdom and United States

Asia                                    5             67.7               43.2   Hong Kong, India, Japan, Singapore

North America /                         6             82.2               39.2   Canada, United States, United Kingdom
International (Life
Sciences)

United Kingdom                          3              5.5                 -    France, Germany, Italy, Spain, Sweden,
                                                                                United Kingdom and United States

                                       23            688.2              426.2

The value of Funds and uncalled commitments shown above is based on the Company's exposure to those Private Equity Funds at December 31, 2004. In addition, the Company also has uncalled commitments of GBP35.6 million to SVG Diamond Holdings Limited and GBP2.7 million to the Strategic Recovery Fund.

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

     Advisory or consultancy services to the Funds are provided by Schroder Ventures or Permira entities wholly owned by their individual principals. Affiliates of Schroders plc act as general partner or manager to Funds launched prior to January 1, 2000. For Funds launched after January 1, 2000, entities connected with Schroder Ventures or Permira act as general partner or manager.

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

     Management contracts are typically terminable on 6 or 12 months' prior notice by either party.

         Co-Investment by Schroder Ventures or Permira Executives

     When a new Fund is offered, executives of Schroder Ventures or Permira (each of which included executives of the Company in the past) are usually offered the opportunity to co-invest alongside the Fund (via a Fund-specific co-investment scheme) on the same or substantially the same terms on which the Fund invests. Co-investment schemes have been offered for all Funds with a final closing after 1992, except Permira Europe III, SV Life Sciences Fund III and Japan Fund IV.

     In addition, Schroder Ventures Investments Limited was established in 1997 to provide Schroder Group and senior executives of Schroder Ventures or Permira (each of which included executives of the Company) with the opportunity to co-invest alongside new Funds on the same or substantially the same terms on which those Funds invest.

         Advisory Committees

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

     A key feature of the investment policies of each Fund is to achieve diversity of risk. Consequently, there are restrictions in the investment policies of each Fund which limit the amount that can be invested in a single entity. In all of the country- or region-specific Funds, a balanced portfolio in terms of industry sectors is sought, with investment focusing on those sectors where there is particular expertise within the investment adviser. SV Life Sciences Fund, SV Life Sciences Fund II and SV Life Sciences Fund III, which are industry specific, are diversified between the United States and Europe.

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

                                   24
Remuneration

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

         Special Allocation of Profits

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

         Distributions

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

         Qualification as an Investment Trust

In order to qualify as an investment trust for U.K. tax purposes, the Company must comply with certain specific requirements relating to its structure and operation. See "Item 10. Additional Information - Taxation" for a full discussion of material tax regulations.

         Listing Rules

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

C.       Organizational Structure

         A detailed description of the subsidiaries of the Company as at December 31, 2004 is set out below:




                                                                                                                     Net revenue/
                                         Country of                                                                     (deficit)
                                      registration,                                                  Capital and    after tax for
                                      incorporation            Number of class of                    reserves at   the year ended
                                                and      shares/units held by the         Group     December 31,     December 31,
                                          operation                         Group     holding %             2004             2004
                                                                                                          GBP'000          GBP'000

Company and business

The Platinum Trust (unit trust)           Guernsey            23,112,'A' units(1)            99           41,298               189
- investment vehicle                                             900 'B' units(1)            90


SVG Advisers Limited                            UK   4,250,000 Ordinary Shares(2)           100            2,632               127
- advisory and administration
services


SVG North America Inc                           US         3,000 Common Shares(3)           100              219               (1)
- registered broker/dealer
providing marketing services


SVG Advisers Inc.                               US           100 Common Shares(4)           100               74                 -
- investment advisor


SVG Investment Managers Limited                 UK     100,000 Ordinary Shares(5)           100              100                 -
- investment manager




(1) On termination of The Platinum Trust, the 'B' units (non-equity) are entitled to a return of the original amount subscribed. The 'A' units (equity) are entitled to the remaining net assets.
(2) The Company acquired 100 ordinary GBP1 shares in SVG Advisers Limited ("SVGA") for GBP100 on June 18, 2001. On June 26, 2001,
         SVGA issued 749,900 ordinary GBP1 shares to the Company for GBP749,900. On April 22, 2002, SVGA issued a further 750,000 ordinary GBP1 shares to the Company for GBP750,000. On December 19, 2002, SVGA issued a further 1,500,000 ordinary GBP1 shares to the Company for GBP1,500,000. On April 29, 2004, SVGA issued a further 1,250,000 ordinary GBP1 shares to the Company for GBP1,250,000.
(3) SVG North America Inc. ("SVGNA") is a subsidiary of SVGA. SVGA acquired SVGNA on June 18, 2001 for $50,000 and subscribed for additional paid-in capital of $250,000 in the year ended June 30, 2002.
(4)      SVG Advisers  Inc.  ("SVGA  Inc.") is also a subsidiary  of SVGA.
         SVGA Inc. commenced operations on January 1, 2003. SVGA acquired 100 common $1 shares for $100 on December 13, 2002. SVGA subscribed for additional paid-in capital of $141,463 during the year ended December 31, 2004.
(5) The Company acquired 100 ordinary GBP1 shares in SVG Investment Managers Limited ("SVG IM") for GBP100 on October 16, 2002. On
         May 16, 2003, SVG IM issued 99,900 ordinary GBP1 shares to the Company for GBP99,900.

Relationship between the Funds and the Company

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

D.       Property, Plants and Equipment

     SVG Capital plc does not own or lease any real property. The Company's registered office is maintained at the offices of Schroder Investment Management Limited, the company secretary and a wholly owned subsidiary of Schroders plc. The Company's principal place of business and head office is maintained at 111 Strand, London WC2R 0AG, England. SVGA is the lessee of this property, and the Company guarantees SVGA's payment obligations under the lease.

Item 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS


A.       Operating Results

Overview

     Over the three years to December 31, 2004, SVG Capital's fully diluted net asset value per share has increased by 36.2% from 396.3p to 539.7p.

     Key contributing factors to this increase have been improved earnings and a focus on cash flow generation and debt repayment within the underlying portfolio companies, which have had a positive impact on portfolio company valuations. In addition, SVG Capital has benefited from several large realizations which have been at substantial premiums to carrying value, including Homebase which was sold in December 2002 at a multiple of 5 times cost and an uplift of 57.0p and Premiere which listed on the Frankfurt Stock Exchange in March 2005 at a multiple of 5 times cost and an uplift of 42.5p.

SUMMARY RESULTS FOR THE YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

     The Company's consolidated net assets per share increased by 17.7% from 458.7p to 539.7p (fully diluted) in the year ended December 31, 2004, compared to an increase of 2.9% for the year ended December 31, 2003.

     The consolidated total return for the year ended December 31, 2004 amounted to a surplus of GBP110.4 million, compared to a total return of GBP17.4 million for the year ended December 31, 2003.

     During the year ended December 31, 2004, the Company received notices of Calls aggregating approximately GBP159.5 million, compared to notices of Calls during the year ended December 31, 2003 aggregating approximately GBP110.7 million, and received proceeds from dispositions of underlying investments of the Funds of approximately GBP143.9 million, compared to proceeds of approximately GBP57.9 million during the year ended December 31, 2003. Uncalled commitments to the Funds were approximately GBP464.5 million as of December 31, 2004, compared to GBP594.4 million at December 31, 2003.

INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2004

         Portfolio Overview

     The Company's net assets increased by 17.7% to 539.7p per share (fully diluted) in the 12 months to December 31, 2004, comparing favourably to public markets, with the FTSE All-Share Index increasing by 9.2% over the same period.

     This performance has been driven by a general improvement in both the operating and exit environment and by a significant increase in distributions from the portfolio, especially from recapitalizations, which together have led to several material increases in valuation.

     Over the last five years, SVG Capital has reported a compound growth in diluted net assets per share of 8.3% p.a., out-performing the FTSE All-Share Index by 14.0% p.a. over the same period.

         Outlook

     The growth in net assets over the 12 months ended December 31, 2004 is satisfactory and 2005 has got off to a good start, with a number of recapitalizations within the portfolio and the listing of Premiere on the Frankfurt Stock Exchange.

     We are seeing increased levels of distributions. By the end of the first quarter of 2005, SVG Capital received distributions of over GBP130 million, which compares to total distributions of GBP144 million in 2004. This will increase our cash balances in the short-term. However, we expect these to reduce as calls are made on our GBP464 million of uncalled commitments.

     We have been encouraged by the performance of our share price over the year ended December 31, 2004, which has appreciated by 19.6%, significantly out-performing the FTSE All-Share Index. We believe that this out-performance is in part a reflection of better market sentiment towards private equity, but also recognition of the potential returns achievable by investing in private equity and the performance of our underlying private equity advisers.

         CEO's Operating Review

     It has been over three years since the launch of SVG Capital's fund management business, SVG Advisers. In that time, combined third-party funds under management and commitments have grown from zero to approximately EUR1.5 billion and the business made a modest profit in 2004.

     This successful growth has been achieved in a difficult fund raising environment for private equity, and the team has reacted quickly to changes in the marketplace. Over this time, SVG Advisers has built a reputation for innovation and for performance in all of its products.

     The business now advises four private equity funds of funds and two public equity funds and we expect to launch further funds in 2005.

         Private equity

     The Schroder Private Equity Fund of Funds I and II, which are advised by SVG Advisers, reported strong results for the year ended December 31, 2004. Both funds of funds have benefited from early realisations in their underlying portfolios, and both are ahead of our expectations on cash generation. The Schroder Private Equity Fund of Funds I, which closed in 2002 with commitments totalling EUR242, million is almost fully committed, with commitments to 22 underlying funds broadly split between the US and Europe. Its successor fund, the Schroder Private Equity Fund of Funds II, closed in 2004 with commitments totalling EUR285 million and follows the same investment guidelines as its predecessor. It has made 12 commitments to date and we anticipate that it will be substantially committed within the next six months.

     P123, the fund of Permira pan-European buy-out funds, in which SVG Capital has a 38% holding, has benefited from significant cash distributions during the year. P123 closed in December 2003 with EUR167 million of commitments from external investors, EUR105 million of secondary assets in Permira Europe I and II and an uncalled commitment to Permira Europe III of EUR367 million. Since its establishment, distributions and uplifts in value of portfolio companies have outweighed management fees, which given the size of P123's commitment to Permira Europe III, compared to its exposure to the more cash generative secondary assets (a ratio of over 3:1), is particularly encouraging.

     In September 2004, we successfully closed SVG Diamond1, a EUR400 million Collateralised Fund Obligation of private equity funds. SVG Diamond comprised EUR260 million of investment grade bonds and preferred equity shares representing commitments of EUR140 million at closing. SVG Diamond is one of the few investment vehicles to have successfully raised capital from the fixed income markets for investment in private equity, and is the first of its kind to incorporate drawable equity, reinvestment and over commitment strategies. Its portfolio will include both secondary and primary private equity fund commitments, predominantly focused on buy-outs in Western Europe and the US. SVG Capital has an uncalled commitment of EUR50 million to the preferred equity shares.

         Public equity

     The two funds launched by SVG Advisers' public equity team, the SVG UK Focus Fund (a Dublin listed Open-Ended Investment Company) and The Strategic Recovery Fund (a UK Limited Partnership) have performed very well over the year, both significantly outperforming public markets. The team now advises combined commitments, funds and segregated mandates of approximately GBP170 million, versus GBP41 million at the beginning of 2004, and we expect to launch a successor fund to The Strategic Recovery Fund during the course of 2005.

     The SVG UK Focus Fund reported an increase in net assets per share of 19.4%, over the year to December 31, 2004. The fund was established in August 2003 with net assets of GBP15.4 million, including a GBP7.6 million cornerstone investment from SVG Capital, with the objective of maximising returns for investors, predominantly through capital growth, by investing in quoted equities using private equity techniques. At December 31, 2004, the fund held 34 investments in a variety of sectors and had grown its net assets over the year from GBP26.1 million to GBP90.6 million. Since our initial investment in the fund, in August 2003, SVG Capital's holding has appreciated by 27.6% to GBP9.7 million2, out-performing the FTSE All-Share by 9.0% over the same period.

     The Strategic Recovery Fund had a final closing in January 2004 with total capital commitments of GBP15 million, including an investment of GBP7.4 million from SVG Capital. The fund was established with an investment objective of investing in publicly listed UK companies that are undervalued and could benefit from strategic, operational or management change. Since its establishment the fund has made five investments and at December 31, 2004 reported a net IRR of 68% on its called capital, a weighted out-performance of the FTSE All-Share (Total Return) Index of 56%.


1  SVG Diamond Private Equity plc and SVG Diamond Holdings Limited

2  at 31 December 2004 exchange rates

         Outlook

     The team continue to look at potential new innovative investment products and we hope to launch at least one new private equity fund of funds and one new public equity fund during the course of 2005.

     Over the last three years we have invested in the infrastructure and staffing of SVG Advisers. The team has doubled since SVG Advisers was established in 2001, and the business is well placed to capitalise on the opportunities to create innovative products for investment in private equity or public equity using private equity techniques.

         Portfolio Review

     Over the course of 2004 the operating environment for the majority of the portfolio companies improved. Overall, increases in earnings and a focus on cash flow generation and debt repayment have had a positive impact on portfolio company valuations, despite a fall in the average weighted discounted earnings multiples used to value the portfolio. This, together with substantial cash distributions and a number of significant valuation write-ups, resulted in an increase of 17.7% in fully diluted net assets per share to 539.7p in the year to 31 December 2004.

     An improved exit environment and an increased appetite for debt amongst institutional investors has led to an increase in both sales and refinancing activity. Distributions during the year totalled GBP143.9 million, a more than four-fold increase on the previous year. These were split between sales and recapitalizations, with the latter representing 40% of distributions. These distributions were at an average 27.6% uplift to December 2003 valuations. Since inception, SVG Capital's average uplift to previous valuation on realizations is approximately 41.2%. Since the year-end, SVG Capital has received a further GBP95.4 million in distributions from the recapitalizations of Cognis, New Look, Hogg Robinson and the partial realization of Premiere.

     The most significant write-up at December 2004 was Premiere, the German Pay-TV company. Premiere successfully listed on the Frankfurt Stock Exchange in March 2005. At flotation, funds advised by Permira sold approximately 50% of their holding in the company returning GBP36.8 million to SVG Capital. The December 2004 valuation of the company of GBP73.6 million represents the cash proceeds and the post flotation valuation of the remaining shares (after the application of discounts). This represents an approximate uplift of GBP59.3 million (42.5p) to the December 2003 valuation of GBP14.3 million.



Company                                           December 31, 2004               December 31, 2003         Change in
                                                Valuation   GBP'000                       Valuation              year
                                                                                            GBP'000           GBP'000

Premiere                                                     73,616                          14,320            59,296

Cognis                                                       43,764                          19,023*           24,741

Travelodge & Little Chef                                     41,614                          31,179*           10,435

SEAT Pagine Gialle                                           38,169                          28,814*            9,355

Hogg Robinson                                                33,082                          24,716             8,366

Grammer                                                      16,954                           9,985             9,969

Inmarsat                                                     10,128                           6,031             4,097


         *attributable value

     While recapitalizations are effectively a return of cost, allowing private equity managers to return capital to investors early in the investment cycle, several recapitalizations, together with improved operating performance, have resulted in uplifts in the value of a number of portfolio companies held at December 2004. The most significant of these was Cognis, the specialty chemicals company, which returned a total of GBP49.3 million (or 1.6x cost) through two recapitalizations, the first in May and a further one after the year-end in January 2005. At December 2004, Cognis was valued at GBP43.8 million (of which GBP30.2 million represents the cash proceeds from the January 2005 recapitalization), which together with the distribution received from the recapitalization in May, represents an aggregate uplift of GBP24.7 million (17.7p) to the December 2003 valuation. In addition to Cognis, Rodenstock completed a recapitalization towards the end of last year, returning 1.7x cost (GBP14.4 million) and was valued at GBP4.4 million at December 2004, an aggregate uplift of GBP10.5 million (7.6p) to the December 2003 valuation.

         Significant realizations during the year include:



                                                                  31 December 2003
                                            Realization value            Valuation                 Cost
                                                     GBP'000*              GBP'000              GBP'000
Company

Eyetech Pharmaceuticals                                14,067                2,451                2,373

SEAT Pagine Gialle                                     12,330                7,069                6,760


* including P123


     A general improvement in capital markets over the twelve months resulted in a number of IPOs and disposals during the year. Eyetech Pharmaceuticals floated on NASDAQ in January 2004 and by the year-end funds advised by SV Life Sciences had realized all of their holding in the company. SVG Capital received total proceeds of GBP14.1 million from this realization, an uplift of GBP11.6 million (8.3p) to the December 2003 valuation. In addition, in the first half of the year funds advised by Permira sold 19% of their holding in SEAT Pagine Gialle, at an uplift of GBP5.6 million (3.9p) to the attributable December 2003 valuation.

     The portfolio is relatively focused, with the 20 largest underlying companies at December 31, 2004 representing 72% of gross assets. Of the 129 companies in the portfolio, 44% have been valued on an earnings basis, of which 3% are valued below cost, bringing the total percentage of the portfolio valued below cost to 5%. Approximately 15% of the portfolio is valued on a quoted basis with the remainder either valued at cost (24%) or on a third-party basis (15%). Taking into account the flotation of Premiere in March 2005, the percentage of the portfolio valued on a quoted basis will increase to approximately 25%, with the percentage of the portfolio valued on a third-party basis decreasing to 5%.

     The average discounted weighted earnings multiple used to value the portfolio fell during the year ended December 31, 2004 from 8.6 to 6.6. While this sharp decrease was mainly influenced by the fall in semiconductor multiples, weighted discounted earnings multiples for non-semiconductor companies also fell from 6.6 to 6.4. The impact of foreign exchange, which adversely affected the portfolio's valuation by approximately GBP16.4 million in June, reversed somewhat in the second half of the year. For the year to 31 December 2004, foreign exchange movements had a negative impact on the valuation of the portfolio of approximately GBP9.4 million.

         Portfolio changes

     Since December 2003 there have been a number of changes in the portfolio's valuation profile, with several companies moving from a cost to an earnings, quoted basis or third party basis valuation for the first time. The majority of these changes were in the first half of the year, with only two significant changes in the second half, Premiere, which moved from a cost to a third-party valuation basis and Inmarsat, which moved from a cost to an earnings valuation basis. During 2004, Inmarsat completed two recapitalizations, returning approximately 55% of the cost of the investment and at December 2004, SVG Capital's holding in Inmarsat was valued at GBP10.1 million (attributable December 2003 valuation: GBP6.0 million).

         Valuation changes - positive

     There have been several material positive valuation changes in the year, the two most significant being the specialty chemicals group Cognis and the German Pay-TV company, Premiere, which together added GBP84.0 million (60.2p) to net assets. In addition to these, the portfolio also benefited from a number of other uplifts in valuation, namely the revaluations of Travelodge & Little Chef, SEAT Pagine Gialle, Hogg Robinson, Grammer, Inmarsat and Rodenstock.

     Travelodge & Little Chef completed a sale and lease back of a number of its properties in the fourth quarter of 2004 which has enabled the company to repay some of its acquisition debt and return some of the cost of the investment to investors. This, together with the improved operating performance of the company, has resulted in the company being written back up to cost, representing an uplift of GBP10.4 million (7.5p) to the attributable December 2003 valuation.

     Approximately 19% of SVG Capital's holding in the Italian quoted telephone directories, directory assistance and business information company SEAT Pagine Gialle was sold in the first half of 2004, at an approximate gross multiple of two times original attributable cost (in local currency). The increase in value of this company at December 2004 reflects the quoted value of SVG Capital's remaining holding (after the application of discounts), representing a GBP9.4 million (6.7p) uplift to the attributable December 2003 valuation.

     As highlighted in the interim accounts, both Rodenstock and Hogg Robinson are performing well and continue to increase earnings. In the case of Rodenstock, the company's performance has been stronger than anticipated and in the fourth quarter of 2004 the company completed a recapitalization which returned 1.7x cost. This return of capital together with the revaluation of Rodenstock at December 2004 has led to an aggregate uplift of GBP10.5 million (7.6p) to its December 2003 valuation.

     On the back of improved performance and the acquisition of the business travel operations of Kuoni Reisen Holdings AG in the first half of 2004, Hogg Robinson has been written up by GBP8.4 million (6.0p) at December 2004. The acquisition of Kuoni's business travel operations was completed without the need for additional equity from investors and has given Hogg Robinson's travel management business a leading position in the European market and access to the German and Swiss business travel markets. Since the year end, the company has completed a recapitalization, returning GBP14.7 million of cost to SVG Capital.

     Grammer, the German manufacturer of truck, train and car seats was acquired by funds advised by Permira in June 2001. The company is performing well, continues to repay its acquisition debt and has been written up by GBP7.0 million (5.0p) at December 2004.

         Valuations changes - negative

     There were four significant write-downs in the year ended December 31, 2004: Takko, Memec, austriamicrosystems and Holmes Place.

     Takko has been adversely affected by the performance of the German retail market, which has been in decline since 2000. While the company has successfully grown its store portfolio, increased gross margins and reduced costs, its operating environment remains difficult and sales have been below expectations. SVG Capital's investment in Takko was initially written down in June 2004. Due to continued weak performance, the investment has been further written down to GBP4.2 million (25% of cost in local currency) at December 2004 representing a write-down of GBP12.3 million (8.8p) to its December 2003 valuation.

     The valuation of Memec has been written down by GBP12.2 million (8.8p) against the attributable December 2003 valuation to GBP29.7 million. This write-down has been driven by comparable earnings multiples in the semiconductor sector, which fell sharply during the year, and the negative impact of the weakening US$ on the company's valuation. The company has increased its sales volumes, grown profitability and completed a recapitalisation during the year which returned approximately 20% of its cost to investors.

     austriamicrosystems floated on the SWX Swiss Exchange in May 2004, with shares being placed at CHF 35 per share. Funds advised by Permira sold 20% of their holding in the company at the flotation and the December 2004 valuation of the company is the quoted value of SVG Capital's remaining holding (after the application of discounts). This valuation of GBP15.2 million, together with the cash proceeds received from the partial realizations (GBP3.8 million) represent an aggregate write-down of GBP7.7 million (5.5p) to the December 2003 valuation (GBP26.7 million). The underlying performance of the company remains strong, and it recently reported strong growth in revenues and earnings.

     SVG Capital's investment in Holmes Place has been written down on an earnings basis to GBP6.6 million (December 2003: GBP13.0 million). Competitive operating conditions, particularly in the UK, continued to deteriorate following the investment in July 2003. The new management team have restructured the business and trading results to date in 2005 have been encouraging.

         Realizations
     With the exception of recapitalizations, which are a return of cost, the two most significant disposals in the year were the full realization of Eyetech Pharmaceuticals, following its flotation on NASDAQ in January 2004 and the partial realization of SEAT Pagine Gialle. The remainder of distributions were made up by smaller realizations, the largest two of which were the GBP5.9 million distribution from the sale of the Japanese property management company Darwin, and the GBP4.7 million distribution from the sale of Physician Dialysis, a US based dialysis company.

         New investments

     There has been a pick up in the level of new transactions completed during the year, with calls of GBP159.5 million being paid, a 44% increase on the previous year. 11 new and 15 follow-on investments were made, of which seven feature in the 20 largest underlying companies, namely debitel, New Look, the AA, Grand Navi Veloci, Vendex, Dinosol Supermercados (formerly Ahold Supermercados) and Marazzi.

     debitel is Europe's largest mobile phone service provider, offering a wide range of telecommunications products. The company is headquartered in Germany and has over 10.2 million customers and operates via a network of 5,000 retail partners and 100 of its own shops.

     New Look is a leading UK fashion retailer targeting the young (15-44) female market. The company was established in 1969 and has grown to become one of the UK's largest retailers of womenswear with around 4% of the UK womenswear market. New Look has over 500 stores in the UK and around 200 stores in France (trading under the MIM brand).

     The AA has a pre-eminent position in the roadside services market, with approximately 15 million members, providing both private and fleet motorists with breakdown cover across the UK. The business comprises roadside recovery, insurance, personal loans, service centres, mobile tyre fitting, publishing and driving schools. Its financial services division provides motor and home insurance policies and a GBP1 billion loan book.

     Grand Navi Veloci (GNV) is a leading European ferry company, with a fleet of eight ships. Funds advised by Permira and the Grimaldi family announced an agreement to acquire 71.3% of GNV and an intention to launch a public tender offer for the remainder of the shares in the company., which is listed on the Milan Stock Exchange. GNV owns the youngest ferry fleet in Europe. The first of its eight ships was launched in 1993, while its two largest and most recent ships, Superba and Suprema, were launched in 2002 and 2003. The acquisition of GNV will aid its development plans, which involve developing the 'cruise-ferry' concept, and will combine passengers on cruise ships with the transportation of cars and heavy goods vehicles.

     Vendex is the largest non-food retailer in the Benelux with market leading positions in the department store, DIY, apparel and consumer electronics sectors. The company trades from 15 stores fascias and around 1,800 outlets, employing 43,000 people. Vendex has a diversified portfolio of strong brands with most of the company's retail formats being household names in the Netherlands and Belgium. The company owns a property portfolio consisting of 83 stores.

     Dinosol Supermercados (formerly Ahold Supermercados) operates 572 stores in Spain and the Canary Islands, trading under a number of brands including:
SuperSol, HiperSol, HiperDino, Netto and CashDiplo. The transaction represents the first Spanish transaction by funds advised by Permira since Permira opened an office in Madrid earlier last year.

     Marazzi is the world's largest manufacturer of ceramic tiles. The company is active in 130 countries and has over 4,000 employees and 18 plants located in Italy, Spain, France and the US with a new plant opening in Russia in 2005.

     In August 2004, funds advised by Permira announced an investment in Intelsat, a leading global satellite communications company. This transaction closed after the year-end and SVG Capital's share of this investment is expected to be approximately GBP8.8 million. Intelsat offers wholesale internet, broadcast, telephony and corporate network solutions to leading service providers in approximately 200 countries and territories worldwide. Its global communications network includes 28 geostationary satellites, servicing more than 600 customers around the world, including internet service providers, telecommunications companies, broadcasters and corporate network service providers.


         Valuation basis (% of Portfolio by value)


                                 December 31, 2004     December 31, 2003

Cost                                            24                    21

Earnings                                        41                    43

W/down - earnings                                3                     8

W/down                                           2                    10

Third party                                     15                    10

Quoted                                          15                     8


     The majority of the portfolio continues to be valued on an earnings basis. The percentage of the portfolio valued below cost has decreased to 5% at December 31, 2004, primarily as a result of the revaluation of Travelodge & Little Chef and the flotation of austriamicrosystems. The percentage of the portfolio valued on a quoted basis has increased to 15%, a result of the change of valuation basis of SEAT Pagine Gialle from a cost to a quoted basis and the flotation of austriamicrosystems.

     The average discounted earnings multiple used to value the portfolio decreased to 6.6 at December 31, 2004 (December 2003: 8.6). This average number is influenced by the higher than average discounted earnings multiple used to value semiconductor companies, ignoring the semiconductor companies, average discounted earnings multiple for the non-semiconductor companies was 6.4 at December 31, 2004 (December 2003: 6.6).

     At December 31, 2004, the average discount applied to companies valued on an earnings basis was 29%, and 21% for quoted investments.


         Geographical and sector distribution (% of Portfolio by value)



                                December 31, 2004    December 31, 2003

Multinational                                  26                   30

Continental Europe                             35                   30

UK                                             22                   19

North America                                   8                   10

Far East/Asia Pacific                           9                   11

     The only major change in the portfolio's geographical exposure is the increase in its weighting to Continental Europe, which has increased to 35% as a result of the revaluation of Premiere.
     Due to the number of new investments in the consumer sector this represented 41% of the portfolio at December 31, 2004. The decrease in the portfolio's weighting to medical and health is a result of the sale of Sirona, Euro Dental and Eyetech. The portfolio's exposure to computer/other electronics has decreased to 16% at December 31, 2004, partly a reflection of the revaluation of Memec and also in part due to investments in other sectors.


         Sector Analysis (% of Portfolio by value)


                                                 December 31, 2004           December 31, 2003

Consumer                                                        41                          29

Medical/health                                                  11                          21

Computer/other electronics                                      16                          22

Chemicals                                                        6                           7

Industrial products/services                                     6                           7

Other manufacturing                                              3                           3

Other services                                                  17                          10

Construction                                                     0                           1


         Portfolio maturity

     The average age of the portfolio at December 31, 2004 has reduced, with 58% of investments held for less than three years, 43% held for under two years, of which 23% have been held for less than a year.

         Deal type

     SVG Capital's portfolio at December 31, 2004 is focused towards Management Buy-Outs/Ins (85%) with a small exposure to Development Capital (12%). SVG Capital's exposure to early stage companies (3%) is entirely in the life sciences sectors.

         Fund commitments
     At December 31, 2004, SVG Capital had GBP411.4 million of uncalled commitments to seven private equity funds (December 2003: GBP557.5 million to 10 funds). In addition, SVG Capital had a GBP2.7 million uncalled commitment to The Strategic Recovery Fund; a GBP14.8 million uncalled commitment to P123, which is due in October 2005; and an uncalled commitment of GBP35.6 million to SVG Diamond.


                        Uncalled Fund Commitments at December 31, 2004



Fund                                                           Amount                   Amount                 SVG Capital
                                                               called                 uncalled                    uncalled
                                                     (local currency)          (local currency)                commitment*
                                                             millions                 millions                GBP millions
Permira Europe III                                           EUR128.5                 EUR379.5                       268.7

Permira Europe II                                            EUR565.0                  EUR85.2                        60.3

The Japan Fund IV                                          YEN2,350.6               YEN8,363.0                        42.5

The Japan Venture Fund III                                 YEN2,962.6                 YEN142.4                         0.7

Schroder Ventures US Fund                                   US$60.0m                   US$13.2                         6.9

Schroder Ventures
International Life Sciences Fund II                         US$67.7                    US$14.0                         7.3

International Life Sciences Fund III                        US$27.0                    US$48.0                        25.0

Strategic Recovery Fund                                      GBP4.7                     GBP2.7                         2.7

P123                                                        EUR83.8                    EUR21.0                        14.8

SVG Diamond                                                       -                    EUR50.3                        35.6

--------------------------------------------------------------------------------------------------------------------------
Total                                                                                                                464.5
--------------------------------------------------------------------------------------------------------------------------


*based on exchange rates at December 31, 2004.

         Return on holdings of Permira and Schroder Ventures' funds


                                                                                  Year to                     Year to
                                                                        December 31, 2004           December 31, 2003
                                                                                     GBPm                        GBPm

Opening valuation                                                                   560.3                       484.0

Calls payable                                                                       159.5                       110.7

Distributions receivable                                                          (143.9)                      (59.4)

                                                                                    575.9                       535.3

Increase in value of portfolio                                                      121.7                        21.4

(Less)/plus foreign exchange movement                                               (9.4)                         3.6

                                                                                    112.3                        25.0

Closing portfolio                                                                   688.2                       560.3



         Cash & marketable securities

     At December 31, 2004, SVG Capital's gross cash balance of GBP25.1 million (December 2003: GBP47.7 million) was held in a combination of bank deposits and money market funds, reflecting anticipated short-term cash flows.

         Company's Business

     The Company carries on business as an investment trust and is an investment company within the meaning of section 266 of the Companies Act 1985. In order to obtain exemption from capital gains tax, the Company has conducted itself with a view to being an approved investment trust for the purposes of Section 842. The last accounting period for which the Company has been treated as approved by the Inland Revenue as meeting the qualifying criteria for investment trust status is the period ended December 31, 2002 and the Company has subsequently conducted its affairs so as to enable it to continue to qualify for such approval.

         Revenue and Earnings

     The consolidated net revenue deficit for the year after expenses, interest, taxation and minority interests was GBP4,746,000 (year ended December 31, 2003: deficit of GBP5,531,000), equivalent to a deficit per ordinary share of 4.19p (year ended December 31, 2003: deficit of 5.32p).

         Dividend

     The Company is prohibited by its Articles of Association from distributing as dividends any capital surpluses that arise from the realisation of investments. Accordingly, any dividends paid by the Company will be funded out of its revenue account.

     The Company's investment objective is one of capital growth and it is anticipated that returns for shareholders will derive primarily from capital. The Directors do not recommend the payment of a final dividend as the Company has reported a deficit for the financial year on its revenue account.

         Purchases of Shares for Cancellation

     The Directors have not used the authority given to them at the Annual General Meeting of the Company held on April 29, 2004 to purchase any of the ordinary shares of the Company.

     The total number of shares in issue on March 24, 2005 was 122,529,853 shares. To provide maximum flexibility, the Directors renewed the authority to purchase up to 14.99% of the share capital in issue on March 24, 2005 at the Annual General Meeting on April 25, 2005.

     This authority will lapse at the conclusion of the Company's Annual General Meeting in April 2006, unless renewed earlier.

     As at June 30, 2005, the Company held no shares in treasury. Accordingly, the percentage figures in this and other sections of the report are all calculated exclusive of treasury shares.

     The total number of options to subscribe for ordinary shares outstanding at June 30, 2005 was 7,908,124, which represented approximately 6.15% of the issued ordinary share capital at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this authority and by the existing buy back authority given on April 25, 2005 (for 18,367,224 shares) then the options outstanding at June 30, 2005 would represent approximately 7.17% of the issued ordinary share capital. However, the Directors do not presently intend to exercise the existing authority prior to its expiry in April 2006.

         Issue of New Shares
     At the Annual General Meeting of the Company on April 29, 2004, the Directors were given powers (in substitution for the powers taken at the Annual General Meeting of the Company in April 2003) to allot relevant securities and to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply. The Directors renewed these powers at the Annual General Meeting held on April 25, 2005 pursuant to Resolutions 12 and 13, as detailed below.

     Resolution 12 gave the Directors the power to allot relevant securities up to an aggregate nominal amount of (a) GBP1,225,298 (equivalent to 1% of the Company's issued ordinary share capital as at March 24, 2005) in connection with the Company's Executive Share Option Plan, and (b) GBP40,843,284 (equivalent to one-third of the Company's issued ordinary share capital as at March 24, 2005).

     Resolution 13 gave the Directors the power to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply (a) up to an aggregate nominal amount of GBP1,225,298 (equivalent to 1% of the Company's issued ordinary share capital as at March 24, 2005) in connection with the Company's Executive Share Option Plan; (b) pursuant to rights issues and other pre-emptive issues; and (c) up to an aggregate nominal amount of GBP12,252,985 (equivalent to 10% of the Company's issued ordinary share capital as at March 24, 2005).

     The Directors were granted the authority referred to in paragraph (c) of Resolution 13 in order to provide flexibility in raising monies to take advantage of opportunities arising through the launch of new funds, and for general corporate purposes. It is the intention of the Board that any equity securities allotted under this authority will be allotted at an effective premium to the estimated net asset value per ordinary share at the date of pricing of the issue of the relevant equity securities.

     The Directors intend to exercise the authority referred to in paragraph (b) of Resolution 12 generally to issue relevant securities whenever they believe it is advantageous to shareholders to do so.

     The Directors intend to exercise the authority referred to in paragraph (a) of Resolution 12 and paragraph (a) of Resolution 13 to grant options under part D of the Company's Executive Share Option Plan to individuals seconded to the Company or its subsidiaries (which, for this purpose, include joint ventures). Options granted pursuant to this authority will nevertheless count towards limits on the number of new ordinary shares that may be issued pursuant to the exercise of options.

     The authorities taken under Resolutions 12 and 13 will lapse at the conclusion of the Company's Annual General Meeting in 2006, unless renewed earlier.

         Foreign Currency Fluctuations

     Information regarding the impact of foreign currency fluctuations on the Company is contained in Note 29 of the accompanying financial statements.

INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2003

     During calendar year 2002, the Company changed its fiscal year end from June 30 to December 31, with the 12 months ended December 31, 2003 being the first full year with a December 31 year-end. Therefore no comparison of the 12 months ended December 31, 2003 and the 12 months ended December 31, 2002 is available for inclusion in this Form 20-F.

         Portfolio Performance

     Against a backdrop of continued economic uncertainty, conflict in the Middle East and a weakening US$, the portfolio of companies continued to perform well, generating cash and repaying debt, in spite of a slight decrease in portfolio company earnings in aggregate.

     The portfolio was sensitive to currency fluctuations, which affected both valuations and individual company earnings. In terms of valuations, the portfolio benefited from the strengthening of the euro against sterling over the year, despite a weakening US$. On the other hand, the depreciating US$ impacted a number of SVG Capital's portfolio company earnings, particularly those with euro costs and US$ sales. Despite this, cash generation and debt repayment, in addition to an increase in comparable EBIT multiples, meant that the majority of the portfolio valuations remained relatively robust in local currency terms.

     SVG Capital reported compound annual growth in net assets per share over five years to December 31, 2003 of 10%, which compared to negative compound annual returns of the FTSE All-Share and FTSE World Index of (4%) and (3%) respectively.

         Capital Raisings

     In what was a difficult fund raising environment, especially in the public markets, SVG Capital raised a total of GBP96.9 million of new capital during 2003; GBP49 million through a placement of convertible bonds in May and August and GBP47.9 million from an equity placing in October.

         Portfolio Review for the year ended December 31, 2003

     In the year to December 31, 2003, SVG Capital's fully diluted net assets per share increased by 3% to 458.7p (GBP526.6 million) (December 2002: GBP463.2 million - 445.8p per share fully diluted).

     In a difficult operating environment, SVG Capital's portfolio of companies continued to perform well, generating cash and repaying debt, in spite of a slight decrease in portfolio company earnings in aggregate. In addition, many of the portfolio company valuations benefited from the rally in public markets, which had a positive impact on the overall EBIT multiples used for valuations, particularly in the semi-conductor sector.

     The portfolio was sensitive to currency fluctuations, which affected both valuations and individual company earnings. The overall valuation of the portfolio benefited from the strengthening of the euro against sterling in 2003, despite a weakening US$. Conversely, the depreciating US$ impacted a number of SVG Capital's portfolio company earnings, particularly those with euro costs and US$ sales. In spite of this, cash generation and debt repayment, in addition to an increase in comparable EBIT multiples, meant that the majority of the portfolio valuations remained relatively robust in local currency terms.

     The largest change in valuation in the year was the write-up of austriamicrosystems, which was written-up to GBP26.7 million (December 2002:
GBP14.1 million). While still valued at 30% below original cost (in local currency) at December 31, 2003, earnings improved and the company benefited from a more favorable operating environment.

     The other major change in valuation during 2003 was Travelodge & Little Chef, which moved from a cost to an EBIT valuation for the first time and was written-down on an EBIT basis to GBP45.3 million (December 2002: GBP51.8 million). A difficult operating environment, especially in the first half of 2003, meant that Travelodge's revenues and earnings growth were slightly behind expectations, while cash generation remained on target. At Little Chef, a new management team was recruited to focus on improving the performance of the business in the short term and the development of a medium term strategy.

     Memec, which was written-down in June 2003 due to lower comparable EBIT multiples and the negative impact of the US$ on its valuation, was written back up to GBP53.6 million at December 31, 2003 (December 2002: GBP50.4 million). Memec benefited from an improved operating environment, in addition to an increase in comparable EBIT multiples used for the valuation.

     Excluding the sale of the dental manufacturing business of Sirona Dental Systems, which was executed in November 2003, but was subject to the approval of anti-trust authorities (which was granted in February 2004), SVG Capital received distributions of GBP30.2 million during 2003 at an average premium of 36.7% to December 2002 valuations.

     Since inception to December 31, 2003, SVG Capital reported an average uplift on realisations to previous valuations of approximately 45%. Calls payable during 2003 were GBP110.7 million, weighted towards the second half of the year.

     Fifty-one per cent of the portfolio was valued on an earnings basis, of which 8% was written-down on an earnings basis (Travelodge & Little Chef), bringing the total percentage of the portfolio valued below cost to 18% at December 31, 2003 (December 2002: 12%). The percentage of the portfolio valued on a quoted basis increased to 8%, as a result of the increase in the share prices of a number of the Asian portfolio companies. The remainder of the portfolio was valued at cost (21%) or on a Third-Party basis (10%).

     The  sector,  geographical  and stage  profile  of the  portfolio  remained
relatively   unchanged  in  2003.  The  Twenty  Largest   Underlying   Companies
represented 67% of the portfolio (135 companies in total) at December 31, 2003.

         Investments in 2003

     Fifteen new and 29 follow-on investments were made in the year, with a total of GBP110.7 million of calls paid. Of the 15 new investments, 5 featured in the Twenty Largest Underlying Companies: SEAT Pagine Gialle, Premiere, Inmarsat, Holmes Place and Rodenstock.

     The largest new investment, SEAT Pagine Gialle, is a telephone directories, business information and directory assistance company which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher. The investment was made through an initial acquisition of Telecom Italia's stake and a subsequent public tender offer for the company, which is listed on the Milan Stock Exchange. At December 31, 2003, Funds advised by Permira owned approximately 16% of the share capital of the company, of which SVG Capital's share of the investment was valued at GBP35.6 million (cost). In recent years, substantial management time and resource had been devoted to dealing with a series of acquisitions and the resulting management of a more diversified group. Since the investment in August 2003, a new CEO was appointed and the management team focused on operational improvements within the company's core directories business.

     Premiere is the leading Pay-TV operator in Germany and Austria. Fund's advised by Permira invested in Premiere to fund the restructuring of the loss-making company until break-even. The main objectives for reaching profitability for the company were growing subscribers, increasing revenue per subscriber and strict cost control. The new management team reduced costs, and subscribers increased from 2.6 million to 2.9 million. Increased revenue per subscriber was in-line with budget and the 'churn' rate was reduced. In the second half of 2003, the new CEO exercised his option to co-invest alongside Permira, thereby reducing the fund's investment in the company.

     In October 2003, funds advised by Permira and Apax Partners made an offer for the share capital of Inmarsat, which was finalized in December 2003. As a leading provider of global mobile satellite communication services, Inmarsat has been designing, implementing and operating satellite networks for over 23 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors.

     Holmes Place is one of Europe's leading premium health club operators and funds advised by Bridgepoint and Permira invested in the company in July 2003. Since the investment, the new management team has been focused on implementing operational improvements, financial controls and delivering on the company's existing pipeline of 18 new clubs.

     Rodenstock is the leading German manufacturer of ophthalmic lenses for spectacles. Funds advised by Permira invested in the company in September 2003. The core management team of the company was unchanged and, in addition to increasing the Rodenstock brand awareness in international markets, was focused on cost control and improving sales and profitability of the company.

         Realizations

     After a three-year hiatus, the last quarter of 2003 saw some signs of an improvement in exit activity with renewed interest from trade participants for strategic assets and an increase in activity in capital markets.

     The two most substantial realizations announced during 2003 were the partial realization of Sirona Dental Systems and the full realization of TFL.

     The sale of the dental equipment division of Sirona Dental Systems was executed in November 2003, at a 23% premium to the June 2003 value. The net value of this partial realization for SVG Capital was GBP21.2 million, of which SVG Capital expected to receive net proceeds of GBP17.8 million, with the remainder held within P123 for reinvestment in Permira Europe III.

     In addition to Sirona, funds advised by Permira sold TFL, the supplier of speciality chemicals to the leather processing industry. The net value of this realization for SVG Capital was GBP11.3 million, a 22% uplift to the June 2003 value. SVG Capital received proceeds of GBP10.7 million from this sale, the remainder held within P123 for reinvestment in Permira Europe III.


         Significant realisations during 2003 include:


                                                                           December 31, 2002
                                                   Proceeds                        Valuation
Company                                             GBP'000                          GBP'000

Sirona Dental Systems*                            ** 17,800                       *** 14,635

TFL                                                  10,682                          # 6,562

Palini & Bertoli                                      3,624                            2,338


* SVG Capital expected to receive proceeds from the partial realisation of Sirona Dental Systems in March 2004.

**  Proceeds of the partial realization

*** Value for the entire investment in Sirona Dental Systems at December 2002.
    A follow-on investment of GBP2.5 million was made in May 2003.

#   A follow-on investment of GBP0.7 million was made in April 2003.


         Valuation Changes in 2003

     There have been a number of changes in valuations in 2003. The three most significant write-ups were austriamicrosystems, Strides Arcolab and EEMS. The most significant write-down was Travelodge & Little Chef.

     austriamicrosystems was written-up to GBP26.7 million due to an improved operating environment and earnings. The company built a new manufacturing plant soon after the initial investment in the company was made in 2000, which had been slow to reach full capacity. This, coupled with uncertainty in its core markets and a reduction in comparable EBIT multiples, meant that the investment was written-down to 40% of cost in June 2002. In 2003, the operating environment for the company improved, the manufacturing plant continued to build-up to full capacity and earnings improved. As a result, the company was written-up to 70% of original cost (in local currency).

     The other major change in valuation during the year was Strides Arcolab, which was valued at GBP9.6 million at December 2003 (December 2002: GBP4.1 million). Strides is based in India and manufactures a range of generic drugs and tablets for supply to Western and developing markets. The company is listed on the National Stock Exchange of India and the increase in its value was driven by a general rally in the Indian stock market and the encouraging performance of the company.

     EEMS performs assembly and test services for DRAM and flash memory chip manufacturers. An improved operating environment for its key customers meant that the company performed well and was written-up to GBP12.6 million at December 31, 2003 (December 2002: GBP7.5 million).

     The other major write-up in the year was Euro Dental Holdings, which was realised in January 2004 and was valued at net proceeds.


                                          December 31, 2003         December 31, 2002
                                                  Valuation                 Valuation                    Change in
Company                                             GBP'000                   GBP'000                     the Year
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


     At December 31, 2003, Travelodge & Little Chef moved from a cost to an EBIT valuation for the first time and was written-down on an EBIT basis to GBP45.3 million (December 2002: GBP51.8 million). Travelodge is the second largest operator of UK budget hotels and Little Chef is the largest roadside restaurant chain in the UK. The operating environment in the UK budget hotels sector had been difficult, especially in the first half of 2003 where fears surrounding the Iraq war impacted the travel and tourism industry. The performance of Travelodge in the second half of 2003 improved strongly on the first half, but on a full-year basis profit growth was not sufficient to offset the impact of discounts applied when valuing the company on an EBIT basis. Travelodge was ahead on cash generation and was repaying debt early.

         Cash and Marketable Securities

     At December 31, 2003, SVG Capital's gross cash balance of GBP47.7 million (December 2002: GBP18.8 million) was held principally in money market funds, reflecting anticipated short-term cash flows.

         Revenue and Earnings

     The consolidated net revenue deficit for the year after expenses, interest, taxation and minority interests was GBP5,531,000 (six months ended 31 December 2002: deficit of GBP2,185,000), equivalent to a deficit per ordinary share of 5.32p (six months ended 31 December 2002: deficit of 2.14p).

         Dividend

     The Directors did not recommend the payment of a final dividend as the Company reported a deficit for the financial year 2003 on its revenue account.

         Purchase of Shares for Cancellation
     During the year ended December 31, 2003 the Directors did not use the authority given to them to purchase ordinary shares for cancellation.

     The total number of shares in issue on March 26, 2004 was 112,655,174 shares. To provide maximum flexibility, the Directors renewed the authority to purchase up to 14.99% of the share capital in issue on March 26, 2004 at the Annual General Meeting on April 29, 2004.

     This authority lapsed at the conclusion of the Company's Annual General Meeting on April 25, 2005. As at March 26, 2004, the Company held no shares in treasury.

     Accordingly, the percentage figures in this and other sections of the report are all calculated exclusive of treasury shares. The total number of options to subscribe for ordinary shares outstanding at March 26, 2004 was 6,775,690, which represented approximately 6.0 per cent. of the issued ordinary share capital at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution and by the existing buy back authority given on April 25, 2003 (for 15,348,412 shares) then the options outstanding at March 26, 2004 would represent approximately 8.4% of the issued ordinary share capital. The Directors did not exercise the authority prior to its expiry on April 29, 2004.

         Issue of New Shares

     At the Annual General Meeting of the Company on April 25, 2003, the Directors were given powers (in substitution for the powers taken at the Annual General Meeting of the Company in November 2002) to allot relevant securities and to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply. The Directors renewed these powers at the Annual General Meeting held on April 29, 2004, and Resolutions 7 and 8 were approved by shareholders at the Annual General Meeting.

         Foreign Currency Fluctuations

     Information regarding the impact of foreign currency fluctuations on the Company is contained in Note 29 of the accompanying financial statements.

SUMMARY RESULTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2002 COMPARED TO THE SIX MONTHS ENDED DECEMBER 31, 2001

     In the six months to December 31, 2002, SVG Capital's consolidated net assets per share increased by 8.1% to 445.8p (fully diluted), compared to a decrease of 2.8% for the six months ended December 31, 2001.

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

INFORMATION FOR THE SIX MONTHS ENDED DECEMBER 31, 2002

         Portfolio Activity for the Six Months to December 31, 2002

     Over the six months to December 31, 2002, net assets increased by 9.5% to GBP463.2 million and net assets per share, on a fully-diluted basis, increased to 445.8p. This compares to falls in the FTSE All-Share and FTSE World Indices over the same period of (16.3)% and (17.1)% respectively.

     The largest contributor to the increase in net assets was the realization of Homebase at a substantial premium (GBP58 million) to the June 2002 valuation. However, the increase can also be credited to the portfolio of companies as a whole, which in aggregate continue to increase earnings, generate cash and pay down debt in spite of difficult economic conditions.

         Operating Review

     SVG Capital's fund advisory business continued to meet its key milestones and the business was on track to build revenue and profit streams.

     The first SVG Capital advised product, the EUR242 million Schroder Private Equity Fund of Funds I, had been operating for nearly 12 months and had already reported strong investment performance, with a number of realizations within the portfolio. The fund was approximately 70% committed.

         Portfolio Review for the six months ended December 31, 2002

     The overall performance of SVG Capital's portfolio in the six months to December 31, 2002 resulted in a 9.5% increase in net assets to GBP463.2 million and an increase in net assets per share, on a fully-diluted basis, to 445.8p (452.9p undiluted) (June 2002: GBP423.1 million - 413.7p per share undiluted).

     This increase principally reflected two key factors. Firstly, the successful realization of Homebase at a substantial premium to the June 2002 valuation added 57p to net assets per share. Secondly, at the underlying company level, the overall valuation of the portfolio remained relatively robust. In aggregate, SVG Capital's portfolio of companies continued to increase earnings, generate cash and pay down debt, in spite of difficult economic and business conditions.

     The total calls of GBP122.7 million paid during the six-month period were well ahead of the GBP77.5 million of calls paid in the preceding 12 months to June 2002 and were dominated by two new investments; Travelodge and Little Chef (GBP56.5 million) and Ferretti (GBP31.8 million). With public markets remaining closed as a funding alternative for companies, private equity became a larger part of merger and acquisition activity.

     SVG Capital received a total of GBP104.5 million of distributions in the six months since June 2002, the majority of which came from the successful sale of Homebase to GUS plc in November.

     Half of the portfolio (51%) was valued on an earnings basis at December 31, 2002, with a bias towards EBIT valuations due to its concentration on buy-outs. The percentage of the portfolio held on a cost basis increased to 28% (June 2002: 17%). The proportion of the portfolio valued on a write-down basis increased to 12% (June 2002: 9%).

     The portfolio continued to have a clear weighting towards Multinational and Continental European companies (58% in total). The portfolio's weighting to the UK increased to 19% due to the investment in Travelodge and Little Chef.

     The Twenty Largest Underlying Companies represented 72% of the portfolio at December 31, 2002. The total number of portfolio companies held by the 22 buy-out and development capital funds in which the Company invested decreased to 141 from 151, a result of realizations.

         Fund Transactions in the six months ended December 31, 2002

     A total of GBP122.7 million in calls were paid during the six months, funding 8 new and 18 follow-on investments. Of the eight new investments, two featured in the Twenty Largest Underlying Companies; Travelodge and Little Chef (GBP56.5 million) and Ferretti (GBP31.8 million).

     The investment in Travelodge and Little Chef, through funds advised by Permira, was the largest investment to date for SVG Capital and was its largest portfolio company representing 12.2% of net assets.

     Ferretti was originally acquired by a fund advised by Permira (Permira Italy II) in 1998 and floated on the Milan Stock Exchange in June 2000. At flotation Permira sold the majority of its interest in Ferretti and subsequently sold its remaining holding. Since 1998 the Ferretti Group grew organically and through acquisitions, and is currently Europe's largest builder of luxury motor yachts. Following a successful tender offer, the company was taken private by Permira Europe II. Ferretti was SVG Capital's fourth largest underlying company, representing 7.1% of net assets.

     Another investment, Silverlink, did not feature in the Twenty Largest Underlying Companies as only the initial tranche of the investment (GBP4.4 million) had been made at December 31, 2002. Since December a further investment was made taking SVG Capital's total investment in this company to approximately GBP8.8+ million. Silverlink is the holding company for the Amanresorts,a group of high-end luxury resorts and spas.

+ The full GBP8.8 million in Silverlink was called from and paid by SVG Capital before December 31, 2002.



     SVG Capital received a total of GBP104.5 million of distributions in the period, the most substantial being from the sale of Homebase to GUS plc in November 2002. Funds advised by Permira backed the buy-out of Homebase in March 2001. In April 2002, the company underwent a recapitalization, returning the majority of the cost of the investment to investors and at June 2002 was valued at GBP36.8 million. SVG Capital received GBP95.2 million from this realization and, including the recapitalization, had received approximately GBP109.2 million in total from this investment against a total cost of GBP20.0 million.

     There were several changes to valuations in the period. The three most significant write-ups were Cognis, Med Eng and Takko. Cognis was revalued from cost to an EBITDA basis and was valued at GBP38.1 million (cost: GBP33.7 million).



                                                           December 31, 2002        June 30, 2002        Change in
                                                                   Valuation            Valuation           Period
Company                                                              GBP'000              GBP'000          GBP'000

Cognis                                                                38,114               34,611            3,503

Med Eng                                                                5,549                2,163            3,386

Takko**                                                               20,029               17,027            3,002


** In order to provide a more meaningful illustration of the valuation uplift in the period, the valuation at June 30, 2002 has been adjusted to include a follow-on investment in the company after June 30, 2002

     Based in  Ontario,  Canada,  Med Eng designs  and  manufactures  protection systems worn by individuals working with explosive devices (including anti-personnel land mines and chemical/biological devices) and by crowd control security forces. The Schroder Canadian Buy-Out Fund II backed the buy-out of a controlling interest in the company in April 2000 and subsequently the company's earnings grew rapidly. As a result, the company was written up on an EBITDA basis to GBP5.5 million, against a cost of GBP1.8 million.

     Takko was written-up having been written-down in June 2001. The company's earnings subsequently improved strongly and it was performing in-line with its original budget and was revalued on an EBIT basis to GBP20.0 million.

     There were some reductions in valuations in the period. The two most significant were Leica Microsystems and Kiekert. The valuation of Leica Microsystems was reduced by 30%, mainly a result of declining comparable EBIT multiples and a projected fall in forecast 2003 earnings in its semiconductor business. The valuation of Kiekert was reduced by 35%, a result of a fall in comparable EBIT multiples and a projected fall in 2003/2004 earnings.


                                        December 31, 2002        June 30, 2002            Change in
                                                Valuation            Valuation               Period
Company                                           GBP'000              GBP'000              GBP'000

Leica Microsystems                                 12,635               18,718              (6,083)

Kiekert                                             9,924               15,177              (5,253)


         Portfolio Performance

     Distributions from realizations of GBP104.5 million were at an average premium of 120.1% to the June 30, 2002 valuations. Calls payable during the period amounted to GBP122.7 million to fund eight new and 18 follow-on investments.


     The Company's return on its holdings of Schroder Ventures and Permira funds is summarised below:


                                                                  6 months to        12 months to
                                                            December 31, 2002       June 30, 2002
                                                                         GBPm                GBPm

Opening Valuation                                                       422.8               387.0

Calls Payable                                                           122.7                77.5

Distributions Receivable                                              (104.5)              (49.0)

                                                                        441.0               415.5

Increase in Value of Portfolio                                           43.0                 7.3

Closing Portfolio                                                       484.0               422.8


         Cash and Marketable Securities

     At December 31, 2002, the Company's gross cash balance of GBP18.8 million (June 2002: GBP40.3 million) was held principally in two money market funds.

         Revenue and Earnings

     The consolidated net revenue deficit for the six months ended December 31, 2002 after expenses, interest, taxation and minority interests was GBP2,185,000 (year ended June 30, 2002: deficit of GBP1,555,000), equivalent to a deficit per ordinary share of 2.14p (June 2002: deficit of 1.52p).

         Dividend

     The Directors did not recommend the payment of a final dividend as the Company reported a deficit for the financial period ended December 31, 2002 on its revenue account.

         Purchase of Shares for Cancellation

     During the six months ended December 31, 2002 the Directors did not use the authority given to them to purchase ordinary shares for cancellation. The total number of shares in issue on March 21, 2003 was 102,391,012 shares.

     This authority lapsed at the conclusion of the Company's Annual General Meeting on April 25, 2003.

         Issue of New Shares

     At the Annual General Meeting of the Company on November 26, 2002, the Directors were given powers (in substitution for the powers taken at the Annual General Meeting of the Company in November 2001) to allot relevant securities and to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply. The Directors renewed these powers at the Annual General Meeting held on April 25, 2003 pursuant to Resolutions 8 and 10, as detailed below.

     Resolution 8 gave the Directors the power to allot relevant securities up to an aggregate nominal amount of (a) GBP1,023,910 (equivalent to 1% of the Company's issued ordinary share capital as at March 21, 2003) in connection with the Company's Executive Share Option Plan; and (b) GBP34,130,337 (equivalent to one-third of the Company's issued ordinary share capital as at 21 March 2003).

     Resolution 10 gave the Directors the power to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply (a) up to an aggregate nominal amount of GBP1,023,910 (equivalent to 1% of the Company's issued ordinary share capital as at March 21, 2003) in connection with the Company's Executive Share Option Plan; (b) pursuant to rights issues and other preemptive issues; and (c) up to an aggregate nominal amount of GBP10,239,101 (equivalent to 10% of the Company's issued ordinary share capital as at March 21, 2003).

     The Directors were granted the authority referred to in paragraph (c) of Resolution 10 in order to provide flexibility in raising monies to take advantage of opportunities arising through the launch of Schroder Ventures or Permira funds, and for general corporate purposes. It was the intention of the Board that any equity securities allotted under this authority be allotted at an effective premium to the estimated net asset value per ordinary share at the date of pricing of the issue of the relevant equity securities.

     The Directors  intended to exercise the authority  referred to in paragraph
(b) of Resolution 8 to issue relevant securities whenever they believed it advantageous to shareholders to do so.

     The Directors  intended to exercise the authority  referred to in paragraph
(a) of Resolution 8 and paragraph (a) of Resolution 10 to grant options under part D of the Company's Executive Share Option Plan to individuals seconded to the Company or its subsidiaries (which, for this purpose, includes joint ventures).

     Options granted pursuant to this authority will nevertheless count towards limits on the number of new ordinary shares which may be issued pursuant to the exercise of options.

     The authorities taken under Resolutions 8 and 10 lapsed at the conclusion of the Company's Annual General Meeting on April 29, 2004, unless renewed earlier.

         Foreign Currency Fluctuations

     Information regarding the impact of foreign currency fluctuations on the Company is contained in Note 29 of the accompanying financial statements.

SUMMARY RESULTS FOR THE YEAR ENDED JUNE 30, 2002 COMPARED TO THE YEAR ENDED JUNE 30, 2001

     In the year to June 30, 2002, SVG Capital's consolidated net assets per share increased by 1.5% from 407.6p to 413.7p, compared to a decrease of 9.6% for the year ended June 30, 2001.

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

INFORMATION FOR THE YEAR ENDED JUNE 30, 2002

         Portfolio Activity

     With global markets falling in excess of 20% and the economic and business environment weakening, the twelve months to June 30, 2002 was a difficult period for investment markets.

     Against this uncertain market backdrop, the Company's performance over the year was robust. The Company had a strong underlying portfolio of companies, with good cash generation, tight cost controls and well-structured balance sheets and as a result the overall valuation of the portfolio remained relatively stable. In addition, the Company benefited from positive foreign exchange movements, especially in the latter half of the year, which have contributed GBP6.7 million to net assets in the year ended June 30, 2002 (GBP11.1 million since December 2001). As a result, net assets increased by 1.5% over the year to GBP423.1 million - 413.7p per share (June 2001: GBP416.9 million - 407.6p per share).

     Performance was particularly strong in Japan and Europe, with the partial realization of the Japanese property management company, Xymax and the write-up and subsequent recapitalization of Homebase.

     Homebase continued to perform well and was written up again to GBP36.8 million.

         Convertible Bond

     In order to provide SVG Capital with greater flexibility to commit to new private equity funds, in November 2001 we issued GBP40 million subordinated convertible bonds, which are convertible into fully paid ordinary shares and were listed on the London Stock Exchange in July 2002.

         Portfolio Review for the year ended June 30, 2002

         Overview

     In the year to June 30, 2002, SVG Capital's net assets increased by 1.5% to GBP423.1 million, equivalent to 413.7p per share (June 2001: GBP416.9 million - 407.6p per share).

     The increase was principally a product of two factors. Firstly, at the underlying portfolio company level, cash generation led to reduced debt levels, as well as profit performance, meant that the overall valuation of the portfolio remained stable. Secondly, the Company benefited from positive foreign exchange movements, especially in relation to the Euro, which contributed GBP6.7 million to net assets during the year to June 30, 2002 (GBP11.1 million since December
2001).

     While the overall valuation of the portfolio remained relatively unchanged, there were two principal changes in specific underlying company valuations. austriamicrosystems, which was written-down at December 2001, was written-down further due to a combination of lower comparable EBIT multiples and continuing poor sales visibility in its key markets. In addition, Homebase, which was written-up at December 2001 and subsequently underwent a recapitalization in April 2002 that returned the majority of the cost of the investment to investors, was written-up again to GBP36.8 million at June 30, 2002.

     The level of completed transactions declined compared to the same period last year, with 15 new and 44 follow-on investments made during the year ended June 30, 2002 and total calls paid of GBP77.5 million (June 2001: GBP155.4 million). With public markets fragile and the economic outlook uncertain, many companies found themselves under increasing pressure to sell non-core assets.

     In addition to reduced investment activity, an uncertain economic outlook, public market volatility and reduced M&A activity also resulted in a difficult environment for realizations. The Company received a total of GBP49.0 million of distributions during the year (June 2001: GBP51.9 million), dominated by the recapitalization of Homebase, which returned GBP14 million of our original cost of the investment (GBP20.0 million) and the partial realization of Xymax, for which we received GBP9.5 million at a 34.3% premium to its June 2001 value.

     As a function of a maturing portfolio and the reduced level of new investments, only 17% of the portfolio was valued on a cost basis (June 2001:
58%). The proportion of the portfolio valued on an earnings basis rose markedly to 60%, compared to 22% in June 2001. Again, this was a reflection of the overall maturity of the portfolio with a number of the larger companies, such as Memec and Homebase, revalued from cost.

     The portfolio continued to be weighted to Multinational and Continental European companies (37% and 21% respectively) with the remainder of the portfolio broadly split between companies based in North America, Asia and the UK.

     The composition of the Twenty Largest Underlying Companies, which represented 76% of the portfolio (June 2001: 74%), remained similar to June 2001, with only three new entrants: Cognis, which was acquired in November 2001; TFL, which was acquired in March 2001; and Euro Dental, which was originally acquired in January 2000. As a result of these new entrants, Twinwood, Thoughtworks and Matra Plast no longer formed part of the Twenty Largest Underlying Companies.

         Fund Commitments

     At June 30, 2002, SVG Capital had total uncalled commitments of GBP403.2 million to nine funds (June 2001: GBP456.3 million to nine funds).

     During the year ended June 30, 2002, the International Life Sciences Fund III (ILSF III), advised by Schroder Ventures Life Sciences had a first closing at US$147.7 million. Since the year-end, ILSF III had a further close at US$254 million and a final close at US$377.4 million in 2003. The Company committed US$75 million to this fund.

         Cash and Marketable Securities

     At June 30, 2002, the Company's gross cash balance of GBP40.3 million (June 2001: GBP32.0 million) was held principally in a portfolio of short dated treasury bills, reflecting anticipated short-term cash flows. The overall performance of sterling during the year resulted in a modest gain on exchange on cash and marketable securities of GBP0.5 million.

         Revenue and Earnings

     The consolidated net revenue deficit for the year ended June 30, 2002 after expenses, interest, taxation and minority interests was GBP1,555,000 (2001: return of GBP2,655,000), equivalent to a deficit per ordinary share of 1.52p (2001: return of 2.60p).

         Dividend

     The Directors did not recommend the payment of a final dividend as the Company reported a deficit for the year on its revenue account.

         Purchase of Shares for Cancellation

     During the year ended June 30, 2002 the Directors did not use the authority given to them to purchase ordinary shares for cancellation. The total number of shares in issue on October 1, 2002 was 102,265,699 shares.

     This authority lapsed at the conclusion of the Company's Annual General Meeting in 2003.

         Issue of New Shares

     At the Annual General Meeting of the Company on 22 November 2001, the Directors were given powers (in substitution for the powers taken at the Extraordinary General Meeting of the Company in May 2001) to allot relevant securities and to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply. The Directors renewed these powers at the Annual General Meeting in November 2002 pursuant to Resolutions 9 and 10, as detailed below.

     Resolution 9 gave the Directors the power to allot relevant securities up to an aggregate nominal amount of (a) GBP1,022,656 (equivalent to 1 per cent. of the Company's issued ordinary share capital as at October 1, 2002) in connection with the Company's Executive Share Option Plan; and (b) GBP34,088,566 (equivalent to one-third of the Company's issued ordinary share capital as at October 1, 2002).

     Resolution 10 gave the Directors the power to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply (a) up to an aggregate nominal amount of GBP1,022,656 (equivalent to 1 per cent. of the Company's issued ordinary share capital as at October 1, 2002) in connection with the Company's Executive Share Option Plan; (b) pursuant to rights issues and other pre-emptive issues; and (c) up to an aggregate nominal amount of GBP10,226,569 (equivalent to 10 per cent. of the Company's issued ordinary share capital as at October 1, 2002).

     The Directors were granted the authority referred to in paragraph (c) of Resolution 10 in order to provide flexibility in raising monies, including to take advantage of opportunities arising through the launch of Schroder Ventures' or Permira funds. It was the intention of the Board that any equity securities allotted under this authority be allotted at an effective premium to the estimated net asset value per ordinary share at the date of pricing of the issue of the relevant equity securities.

     The Directors  intended to exercise the authority  referred to in paragraph
(b) of Resolution 9 to issue relevant securities whenever they believed it advantageous to shareholders to do so.

     The Directors  intended to exercise the authority  referred to in paragraph
(a) of Resolution 9 and paragraph (a) of Resolution 10 to grant options under part D of the Company's Executive Share Option Plan to individuals seconded to the Company or its subsidiaries (which, for this purpose, includes joint ventures). Options granted pursuant to this authority will nevertheless count towards limits on the number of new ordinary shares which may be issued pursuant to the exercise of options.

         Foreign Currency Fluctuations

     Information regarding the impact of foreign currency fluctuations on the Company is contained in Note 29 of the accompanying financial statements.

B.       Liquidity and Capital Resources

     You should read this section in conjunction with the selected financial data and the consolidated financial statements and the accompanying notes contained in "Item 3. Key Information - Selected Financial Data" and "Item 17. Financial Statements," respectively, of this annual report. Historical results and percentage relationships set forth in these Items and this section should not be taken as indicative of future operations of the Company.

     As described more fully in "Item 4. Information on the Company," SVG Capital's main activity is to invest in private equity Funds, which entails providing financial commitments that may be called by the General Partner of such Funds at any time (see "Item 3. Risk Factors - Risks Relating to Capital Calls). In addition, the Company has issued GBP49 million of convertible debt, repayable in May 2013 if not previously converted into Ordinary Shares.

     The Company expects to finance its commitments, over the longer term, out of existing financial resources and from dispositions received from its Fund investments. In addition, the Company has a EUR285 million loan facility that could be drawn on to meet commitments as they fall due.

General

     Please refer to "Item 5. Operating and Financial Review and Prospects" for general information about the Company's liquidity and capital resources, including details of calls paid to and dispositions received from Fund investments.

         Recent Developments.

     Danaher Corporation has signed a definitive agreement to purchase Leica Microsystems in a deal that valued the company at US$550 million. SVG Capital expects to receive proceeds broadly in-line with the December 2004 valuation for the company of GBP11.1 million. The acquisition is subject to regulatory approval and customary closing conditions and is expected to close in the third quarter of 2005.

     On June 17, 2005, the Company announced that it had been advised that Inmarsat has listed on the LSE. Shares have been placed at 245p per share, capitalizing the company at GBP1.1 billion. Funds advised by Permira have not sold any of their shareholding in the company at the flotation and own approximately 16% of Inmarsat's shares. Funds advised by Permira have entered into an over-allotment arrangement which may result in the disposal of a percentage of their holding at the IPO offer price. Following the flotation, SVG Capital's holding in Inmarsat (after the application of a 25% discount) is valued at GBP24.2 million (including the redemption of GBP6.4 million of shareholder loans), representing an uplift of GBP14.1 million (9.6p per share - fully diluted) to the December 2004 valuation of GBP10.1 million. Funds advised by Permira are subject to a six-month lock-up period in relation to their holding in Inmarsat.

     On April 27, 2005, the Company announced that it had been advised by Permira and SV Investment Partners that Avnet Inc (NYSE: AVT) ("Avnet") and Memec Group Holdings Limited ("Memec") have reached a definitive agreement for Avnet to acquire Memec in a stock and cash transaction valued at approximately $676 million, including the assumption of approximately $194 million of Memec's net debt. Under the terms of the agreement, Memec investors will receive a total of approximately 24 million shares of Avnet common stock plus approximately $64 million of cash. The transaction is expected to generate annual synergies of approximately $130 million from cost savings (including $10 million from reduced interest expense) and is expected to be immediately accretive to earnings (excluding integration charges). The closing of the transaction, which is subject to customary regulatory approvals, is anticipated in July 2005. Closing of the acquisition is subject to anti-trust clearances. Funds advised by Permira and SV Investment Partners will be subject to a six month lock-up period in relation to their holding in Avnet, Inc. Following this acquisition, SVG Capital expects to receive up to GBP4.7 million in cash proceeds, with its remaining holding in Avnet (prior to the application of any discount) valued at GBP36.2 million (based on a closing price of Avnet shares on April 26, 2005 of $17.21). At December 31, 2004, SVG Capital's holding in Memec was valued at GBP29.7 million.

     On April 28, 2005, the Company received GBP36 million on the issue of 6 million Ordinary Shares to PCL. See "Item 10. Additional Information - Material Contracts" for further information on this transaction.

     In March 2005, the Company transferred interests in some of its Funds to SVG Diamond Holdings Limited, a fund in which the Company holds a 36% equity interest and SVG Advisers Limited is the Investment Adviser. In particular, the Company made full or partial transfers of the following funds: Permira UK III; Schroder Canadian Buy-Out Fund II; Schroder Ventures International Life Sciences Fund; Schroder Ventures International Life Sciences Fund II; and Schroder US
Fund. These funds were all transferred at fair value, for total proceeds of GBP25 million.

     Premiere successfully listed on the Frankfurt Stock Exchange in March 2005, further details of which are set out on page 31.

     Following a recapitalization of Hogg Robinson, the Company received approximately GBP20.2 million in February 2005.

     Cognis completed a recapitalization in January 2005, further details of which are set out on page 32.

     New Look, one of the UK's leading fashion retailers aimed at the young (15-44) female market, completed two recapitalizations returning approximately 100% of cost. SVG Capital expects to receive approximately GBP21.0 million from these recapitalizations.

Commitments and Contingencies


         Fund Commitments

     The Company's total uncalled commitments decreased from approximately GBP594.4 million as of December 31, 2003 to approximately GBP464.5 million as of December 31, 2004. Further details of the Company's uncalled commitments at December 31, 2004 are included in Note 17 in "Item 17. Financial Statements." During the year ended December 31, 2004, the Company made an initial commitment of EUR50 million to SVG Diamond Holdings Limited and increased its commitment to The Japan Fund IV by YEN6,966 billion to YEN10,713.6 billion. During the year ended December 31, 2003, the Company made commitments to two new private equity funds. The Company made a commitment of EUR508 million to Permira Europe III and YEN3,747.6 billion to The Japan Fund IV. In addition, the Company made an overall commitment of EUR104.8 million to P123, of which 60% was initially called and satisfied by a transfer of certain interests in Permira Europe I and II, respectively, less a cash rebate. Furthermore, the Company made a commitment of GBP7.4 million to the Strategic Recovery Fund, a limited partnership, and GBP7.5 million to the SVG Focus Fund, a Dublin-listed OEIC. During the six months ended December 31, 2002, the Company made no commitments to new private equity funds.

         Convertible Bonds Outstanding

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

         Share Repurchases

     At the Annual General Meeting of the Company held on April 25, 2005, the Company was authorized to purchase up to 18,367,224 Ordinary Shares (representing 14.99% of the Ordinary Shares in issue as of March 24, 2005). The minimum purchase price authorized to be paid per Ordinary Share is GBP1.00 and the maximum price is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share taken from the Official List for the five business days immediately preceding the purchase. The Company has not yet used the authority granted at the 2005 Annual General Meeting, to purchase any Ordinary Shares.

Potential Sources of Capital

         Subscription Agreement

     On March 21, 2005 the Company entered into an agreement with PCL pursuant to which the Company issued 6 million New Shares to PCL at a subscription price of 600 pence per New Share.

     The total subscription price paid by PCL to the Company under the Subscription Agreement was GBP36.0 million. This amount was paid upon completion of the allotment of the New Shares to PCL.

     PCL has agreed to a lock-up in respect of the New Shares for the period from completion of the Subscription Agreement until termination of the Operating Agreement (or, if earlier, if the Permira partner appointed to the Board is removed and, save in certain circumstances, SVG Capital does not appoint a Permira partner nominated by PHL to the Board in his place within a specified period). Accordingly, subject to certain limited exceptions, PHL has agreed not to dispose of any of its interest in the New Shares during this period.

         Borrowing Limitations and Policy

     The Company's Articles of Association limit the Company's ability to borrow to an amount equal to the Company's "adjusted capital and reserves" (as such term is defined in the Company's Articles of Association) unless otherwise authorized by an ordinary resolution of the shareholders. See "Item 10. Additional Information - Memorandum and Articles of Association - Borrowing
Powers" for a summary of the relevant provisions of the Company's Articles of Association. It is intended that total borrowings less cash and cash equivalents (excluding the Bonds and their proceeds) will not exceed 40% of the Company's consolidated net assets.

         Facility Agreement

     On September 24, 2004, the Company, Barings (Guernsey) Limited (as trustee of the Platinum Trust), The Governor and Company of The Bank of Scotland and The Royal Bank of Scotland plc entered into the Facility Agreement to permit borrowings of up to EUR285 million (approximately GBP201.8 million as of December 31, 2004). The Facility Agreement is available for a five-year period. The Company is obligated to pay, on a quarterly basis, an annual commitment fee on any undrawn and uncancelled amount outstanding from time to time between the date of the Facility Agreement and the termination date of the Facility Agreement. The Company expensed a non-utilization fee of approximately GBP1.4 million for the fiscal year ended December 31, 2004.

     The Facility Agreement is a multi-currency revolving loan facility with an available aggregate principal amount of up to EUR285 million. The Facility Agreement is on normal commercial terms (including representations, undertakings and events of default) and loans under the Facility Agreement bear interest at the rate of LIBOR or, in relation to any loan in euro, EURIBOR, plus mandatory costs, if any, a margin of 1.50% annually (or 2.50% annually if there is any default in relation to the payment of any sums due under the Finance Documents (as defined in the Facility Agreement) has occurred or is continuing) and a utilization fee that ranges between 0.125% - 0.50% depending on the amount outstanding. The Facility Agreement may be used to meet future Calls in respect of the Company's existing holdings in immature Funds, to make new investments or for general corporate purposes.

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

     As of December 31, 2004, EUR50.3 million was utilized under the Facility Agreement. See "Item 10. - Other Information - Material Contracts" for more details about the Facility Agreement.

Issues of New Shares

     At the April 25, 2005 Annual General Meeting, the Directors, on behalf of the Company, were authorized to issue relevant securities and to issue equity securities as if the pre-emption provisions in Section 89(1) of the Companies Act did not apply. The following authorities were approved at the April 25, 2005 Annual General Meeting:

1.       To issue relevant  securities up to an aggregate  nominal amount of
         (a) GBP1,225,298 (equivalent to 1% of the Company's issued ordinary share capital as of March 24, 2005) in connection with the Company's Executive Share Option Plan 2001; and (b) GBP40,843,284 (equivalent to one-third of the Company's issued ordinary share capital as of March 24, 2005), and

2.       To issue equity  securities as if the  preemption  provisions in section 89(1) of the Companies Act did not apply (a) up to an aggregate nominal amount of GBP1, 225,298 (equivalent to 1% of the Company's issued ordinary share capital as of March 24, 2005) in connection with the Company's Executive Share Option Plan 2001;
         (b) pursuant  to rights  issues and other preemptive  issues;  and
         (c) up to an aggregate nominal amount of GBP12,252,985 (equivalent to 10% of the Company's issued ordinary share capital as of March 24,
         2005).

     Refer also to the "Issue of New Shares" section in "Item 5. Operating and Financial Review and Prospects" and the description of the Subscription
Agreement in "Item 10. Additional Information - Material Contracts" for more information about the recent share issue.

Dividend Policy

     In order to comply with the current conditions for approval as an investment trust for U.K. tax purposes, the Company is prohibited by its Articles of Association from distributing as dividends any capital surpluses arising from the sale or other disposition of its investments. Accordingly, any dividends paid by the Company will be funded out of its revenue account. The Directors expect the Company to make sufficient dividend payments to ensure the Company is able to meet the current conditions for approval as an investment trust for U.K. tax purposes. The Company's investment objective is one of capital growth, and the Directors expect that any returns for holders of Ordinary Shares will derive primarily from the capital appreciation of the Ordinary Shares rather than from the dividend income of the Ordinary Shares. The Directors have not recommended the payment of a final dividend for the year ended December 31, 2004 because the Company has reported a deficit for the financial year on its revenue account.

     The Company has been in compliance with its dividend policy since its inception. See "Item 3. Key Information - Selected Financial Data - Dividend per Ordinary Share Information" for additional information about the Company's dividend payments.

Liquidity Requirements

     The Directors believe that capital resources and revenues of the Company, together with any new issuances of Ordinary Shares or borrowings that the Directors deem necessary under the Facility Agreement or other issues of capital or debt instruments, will be sufficient to fund the Company's short-term and long-term obligations relating to commitments, contingencies, investments, proposed operations and required cash distributions to the holders of the Ordinary Shares. See "Item 10. Additional Information - Taxation - Dividend Policy" for additional information about the Company's dividend payments.

Critical Accounting Policies

     The Directors consider that the Company's only critical accounting policy relates to the valuation of investments as the Company's investment portfolio is the most significant asset in its balance sheet and therefore judgmental errors in applying this policy could have a material impact on returns and shareholders' funds. See Note 1 in "Item 17. Financial Statements" for further details on the Company's accounting policies. The valuation policies of the Company are consistent with the guidelines issued by the BVCA on August 1, 2003. The guidelines are intended to provide a framework for BVCA members carrying out such valuations for their investors. The objective of the guidelines is to promote best practice and to improve consistency and comparability across the industry, thereby enabling better economic decisions by investors. Two of the key criteria used in developing the guidelines were that they should have conceptual integrity from a valuation perspective and be consistent with generally accepted accounting principles.

     It is important to recognize the subjective nature of private equity investment valuation. It is inherently based on forward-looking estimates and judgments about the underlying business itself, its market and the environment in which it operates, the state of the mergers and acquisitions market, stock market conditions and other factors. As such, while valuations do provide useful interim indications of the progress of a particular investment or portfolio of investments, ultimately it is not until realization that true performance is firmly apparent.

     In estimating fair value for an investment, the valuer should apply a methodology that is appropriate in light of the nature, facts and circumstances of the investment and its materiality in the context of the total investment portfolio and should use reasonable assumptions and estimates.

     Where the reporting currency of the Fund is different from the currency in which the investment is denominated, translation is done using the exchange rate prevailing at the reporting date.

     In valuing its private equity portfolio, the Company takes into account the time, uncertainty and risk involved in crystallizing the investment value, and particularly the risk that value may be eroded before a sale can be achieved.

         There are no material differences between the valuation policies adopted by the Company and those applicable under US GAAP.

C.       Research and Development, Patents and Licenses, etc.

         None.

D.       Trend Information

     For additional  information about the performance of the Company, see "Item
5. Operating and Financial Review and Prospects."

     There is a large degree of uncertainty and risk involved in investing in private equity, as described more fully in "Item 3. Key Information - D. Risk Factors" and Note 29 in "Item 17. Financial Information." The table below sets out the Company's historic performance from inception to December 31, 2004. As detailed in "Item 10. Additional Information - Material Contracts," the Company has agreed that it should focus its future investments mainly on Permira Funds. As such, and given that our largest exposures currently are to Permira Funds, we expect that the future performance of the Company will be largely dependent on the future performance of the Permira Funds in which we invest.

     A summary of events since December 31, 2004 is included in section B above. The Company's share price at June 30, 2005 is 662.0p.


HISTORICAL RECORD TO 31 DECEMBER/30 JUNE*
                                                                            Diluted      Price of     Share price
                                                           Shareholders'        NAV      ordinary        premium/
                                               Total assets      funds    per share        shares      (discount)
                                                    GBP'000    GBP'000        pence         pence               %

2004 (December)                                     726,386    676,403        539.7         579.0             7.3
2003 (December)                                     615,145    526,618        458.7         484.0             5.5
2002 (December)                                    502,746     463,192        445.8         379.0          (15.0)
2002 (June)                                         462,613    423,087        412.3         354.5          (14.0)
2001 (June)                                         417,260    416,872        407.6         393.0           (3.6)
2000 (June)                                         461,615    461,125        450.9         461.5             2.4
1999 (June)                                         333,630    322,485        325.9         262.5          (19.5)
1998 (June)                                         230,822    219,730        215.1         182.0          (15.4)
1997 (June)                                         207,655    182,548        189.2         174.5           (7.8)
1996 (launched 23 May 1996)                         240,733    186,493        193.3         200.0             3.5


*The Company changed its financial year-end from June 30 to December 31, effective from December 31, 2002.

E.       Off-Balance Sheet Arrangements

         None

F.       Tabular Disclosure of Contractual Arrangements

     The Company has contractual obligations that require it to provide further capital to certain Funds in which it has invested. An analysis of the uncalled commitments to these Funds at December 31, 2004 is shown below. The uncalled commitments may be called, or not called, at any time until the termination date of the Fund in accordance with the Limited Partnership Agreement of such Fund or, in the case of a company, its Articles of Association.

                                                                            Fund         Amount             Uncalled
                                                                     Termination       uncalled         Commitment**
                                                                           Date*         (local        (GBP million)
                                                                                      currency)

Fund Commitments:

   International Life Sciences Fund III                                     2013         $48.0m                 25.0

   Permira Europe II                                                        2010       EUR85.2m                 60.3

   Permira Europe III                                                       2013      EUR379.5m                268.7

   P123****                                                              2005***       EUR21.0m                 14.8

   SV Life Sciences Fund II                                                 2009         $14.0m                  7.3

   SV Investments Fund                                                      2009         $13.2m                  6.9

   SVG Diamond Holdings Limited****                                         2026        EUR50.3                 35.6

   The Japan Venture Fund III                                               2007      YEN142.4m                  0.7

   The Japan Venture Fund IV                                                2014    YEN8,363.0m                 42.5

   The Strategic Recovery Fund                                              2010        GBP2.7m                  2.7
--------------------------------------------------------------------------------------------------------------------
   Total*****                                                                                                  464.5
--------------------------------------------------------------------------------------------------------------------

* Uncalled commitments can be called at any time over the investment period of the Funds and, thereafter, over the life of the
       Funds for specified limited purposes. The life of the Funds may be extended with investor consent.
**     Based on exchange rates at December 31, 2004.
***    Date of final call.
**** P123 and SVG Diamond commitments represent uncalled amounts due on ordinary shares.
***** The total commitments shown above include GBP12.3m in relation to Funds held by Platinum Trust.


                                                      Total    Less than     1-3 years      3-5 years   More than 5
                                                                  1 year                                     years*

                                                                          (GBP millions)

Operating Lease Obligation:                             1.4          0.1           0.8            0.5            --


Bond Repayments:

   Subordinated Convertible         Bonds              49.0           --            --             --          49.0
2013

Total                                                  50.4          0.1           0.8            0.5          49.0


* Time periods calculated from the fiscal year ended December 31, 2004.

Item 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

     The descriptions of the Directors as at June 30, 2005 are shown below. There are no family relationships between a Director and any other Director.

1 Nicholas Ferguson
Chairman (aged 56)
Nicholas Ferguson was appointed as a Director of the Company on February 12, 1996 and became the non-executive Chairman of the Company at the conclusion of the Annual General Meeting held on April 25, 2005, following the retirement of John McLachlan. He is Chairman of SVG Advisers Limited and was formerly Chairman of Schroder Ventures and instrumental in its development since 1984. He is non-executive Director of BskyB plc. He retired as a non-executive Director of Schroders plc in April 2004.

2 Damon Buffini
Non-Executive Director (aged 43)
Damon Buffini was appointed as a Director of the Company on April 25, 2005. He joined Permira in 1988. He became a partner of Permira in 1992, Managing Partner of the UK in 1999 and Managing Partner of Europe in 2000. He is Chairman of Permira's operating committee and has worked on numerous buy-outs, buy-ins and growth capital transactions.

3 Francis Finlay
Non-Executive Director (aged 62)
Francis Finlay was appointed as a Director of the Company on October 1, 2004. He is Chairman and Chief Executive Officer of Clay Finlay Inc., a New York based investment management firm with offices in London and Tokyo. Other corporate directorships include: Scottish Investment Trust plc, East Europe Development Fund, Blakeney Investors, Lebanon Holdings, Bayer Allan Funds and the Australian Development Fund.

4 Anthony Habgood
Non-Executive Director (aged 58)
Anthony Habgood was appointed as a Director of the Company on February 12, 1996 and is Chairman of Bunzl plc and a non-executive Director of Marks & Spencer Group plc.

5 Edgar Koning
Non-Executive Director (aged 52)
Edgar Koning was appointed as a Director of the Company February 12, 1996 and is Executive Vice President with AEGON Nederland NV. He joined AEGON in 1981 and has held various senior management positions in the Group.

6 Denis Raeburn
Non-Executive Director (aged 61)
DenisRaeburn was appointed as a Director of the Company on June 25, 2001 and was Managing Director of the asset management company Global Asset Management (GAM) between 1986 and 1999.

7 Charles Sinclair
Non-Executive Director (aged 57)
Charles Sinclair was appointed as a Director of the Company on January 1, 2005. He is Chief Executive of Daily Mail and General Trust plc. He is a non-executive Director of Euromoney Institutional Investor PLC and Reuters Group PLC. He retired as a non-executive Director of Schroders plc in April 2004.

8 Andrew Williams
Executive Director (aged 53)
     Andrew Williams was appointed as a Director of the Company on May 3, 2002. He is Chief Executive of SVG Advisers Limited and Managing Principal of SVG North America Inc and a non-executive Director of CDC Group plc.

Andrew Williams is the only executive Director of the Company.

     Damon Buffini will not participate in any decisions relating to commitments that have been or may be made by the SVG Capital Group to any Permira Funds or Permira Products. See "Item 10 - Material Contracts" for further information relating to the Company's relationship with Permira.

     In accordance with the Company's Articles of Association, the elections of Francis Finlay and Charles Sinclair were proposed and approved at the Annual General Meeting held on April 25, 2005. Anthony Habgood and Edgar Koning retired at the Annual General Meeting in accordance with the Articles of Association and in accordance with the Company's policy on tenure that any Director who has served on the Board for more than nine years will be subject to annual re-election and, being eligible, offered themselves for re-election and were appointed. Nicholas Ferguson also retired in accordance with the Company's policy on tenure and, being eligible, offered himself for re-election and was appointed. John McLachlan, former Chairman, also retired at the Annual General Meeting and did not seek re-election.

     Nicholas Ferguson, Anthony Habgood and Edgar Koning have served as Directors of the Company for more than nine years. Anthony Habgood and Edgar Koning are considered to be independent in both character and judgement. Francis Finlay and Charles Sinclair are also independent non-executive Directors.

         Directors Interests

         The Directors of the Company and their beneficial and family interests in the Company's share capital at June 30, 2005 are given below:



                                                                           Ordinary Shares
                                                                           of GBP1.00 each

                                                                               At June 30,
                                                                                      2005

Beneficial

D Buffini                                                                              Nil

N E H Ferguson*                                                                    447,341

D F K Finlay                                                                           Nil

A J Habgood                                                                         25,000

E W Koning                                                                             Nil

D Raeburn                                                                           60,000

C Sinclair                                                                          67,062

A C Williams*                                                                       13,091

Non-Beneficial

N E H Ferguson                                                                      42,900

A J Habgood                                                                         12,500

C Sinclair                                                                           6,250


* Nicholas Ferguson and Andrew Williams have options over ordinary shares, details of which are given on page 67.

     Nicholas Ferguson also holds GBP500,000 of SVG Capital's 4.5 per cent subordinated convertible bonds 2013.

     Denis Raeburn also holds GBP500,000 of SVG Capital's 4.5 per cent subordinated convertible bonds 2013.

     Anthony Habgood also holds GBP200,000 of SVG Capital's 4.5 per cent subordinated convertible bonds 2013.

     The Directors do not have service contracts with the Company. However, Andrew Williams is employed by Schroder Investment Management Limited and seconded to the Company. As part of the secondment arrangements, SVGA reimburse Schroder Investment Management Limited for the salary, bonus and other benefits paid by Schroder Investment Management Limited to Andrew Williams. Until his retirement as an executive Director of the Company on April 25, 2005, Nicholas Ferguson was also employed by Schroder Investment Management Limited and seconded to the Company.

     Nicholas Ferguson and members of his family, Andrew Williams and Damon Buffini have an interest in the Carried Interest in respect of certain Funds. Nicholas Ferguson and Andrew Williams have foregone a portion of their entitlement to Carried Interest on existing Funds and any entitlement they may have to Carried Interest on Permira or Schroder Ventures' funds launched after 2001 in return for share options granted by the Company under the Executive Share Option Plan. Damon Buffini participates in the Permira Co-Investment Scheme and Permira Investments Limited. Nicholas Ferguson and Andrew Williams also participate in the Schroder Ventures Co-Investment Scheme and Schroder Ventures Investments Limited. Nicholas Ferguson was, until April 2004, a non-executive Director of Schroders plc, whose subsidiaries include Schroder Investment Management Limited, which receives fees from the Company in accordance with the terms of a company secretarial agreement and for the provision of cash management services. Full details of fees paid to Schroder Investment Management Limited can be found in Note 29 of the accompanying financial statements. No other Director has any material interest in any other contract that is significant to the Company's business.

B.       Compensation

Compensation of Directors

     Each non-executive Director is paid a fee at the rate determined by the Directors, subject to a cap on the total fees paid to non-executive Directors (excluding amounts payable under other provisions of the Articles of Association of the Company). For the year ended December 31, 2004, the cap was GBP200,000 per annum. The cap may be increased from time to time as approved by an ordinary resolution of a majority of the holders of the issued Ordinary Shares represented at a shareholders' meeting. At the Annual General Meeting held on April 25, 2005 the shareholders passed an ordinary resolution to increase the aggregate cap on fees paid to Directors to GBP600,000.

Current Remuneration

     The emoluments of the Directors in respect of the year ended December 31, 2004 were as specified below:

                                                                                            Total
                                                                                       Emoluments
                                                                                          year to
                                                    Salary    Benefits      Annual   December 31,
                                                    & fees     in kind     bonus(S)          2004
                                                   GBP'000     GBP'000     GBP'000        GBP'000

Executive
N E H Ferguson                                         313           1         500            814
A C Williams                                           288           1         500            789
Non-Executive
J J McLachlan                                           75           -           -             75
F Finlay                                                 9           -           -              9
C J Govett                                              21           -           -             21
A J Habgood                                             30           -           -             30
E W Koning                                              26           -           -             26
D Raeburn                                               30           -           -             30
A F Sykes                                                6           -           -              6
-------------------------------------------------------------------------------------------------
Aggregate emoluments                                   798          2        1,000          1,800
-------------------------------------------------------------------------------------------------

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

     The following information deals with the additional remuneration paid to the Directors including the Company's current and former executive Directors for the year ended December 31, 2004. It also addresses the policy for future remuneration of the
Directors.

Pension arrangements

     The following figures, prepared in accordance with UK legislation and the Listing Rules of the Financial Services Authority, apply to Nicholas Ferguson and Andrew Williams (who are members of Schroder's Retirement Benefits Scheme) in respect of the year ended December 31, 2004, for which they were executive Directors of the Company. No pension contributions are payable by either executive Director. Mr Ferguson retired as an executive Director of the Company on April 25, 2005 and was appointed non-executive Chairman. No further contributions will be made to the Schroder's Retirement Benefit Scheme in respect of Mr Ferguson and, as a non-executive Director, he will not qualify for future allocations under the Company's Executive Share Option Plan. His compensation for 2005 will reflect his reduced role and responsibilities.


Executive Directors' Pensions
                                                                                                                   Transfer
                                                                                                                   value at
                                                                                                               December 31,
                                                                                                            2004 in respect
                                        Increase in                                  Increase                   of increase
               Accrued    Increase in       accrued     Accrued       Transfer    in transfer      Transfer      in accrued
             benefit at      accrued    benefit due   benefit at     value at       value net      value at         benefit
           December 31,   benefit due      to other December 31, December 31,   of director's   December 31,     (excluding
                   2003  to inflation       factors         2004         2003   contributions          2004      inflation)
                GBP'000       GBP'000       GBP'000      GBP'000      GBP'000         GBP'000       GBP'000         GBP'000

N E H Ferguson      110             4             1          115        1,473           264         1,737            20
A C Williams         89             3             1           93          999           198         1,197            22

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

     The Plan has a 10-year term and the number of shares issued and issuable under the Plan may not exceed 10% of the Company's issued Ordinary Shares. Exercise of the options typically will be subject to vesting over a period of years and to satisfaction of performance targets established by the Remuneration Committee. As of December 31, 2004, the total number of Ordinary Shares issued and issuable (assuming the exercise of all options and the conversion of all convertible bonds) totaled 138,186,790 Ordinary Shares.

     So as to link a significant proportion of their remuneration to the long term stock market performance of the Company and to the achievement of predetermined financial targets, the interests of the Company's executive Directors and other executives of the Group are aligned with shareholders' through the operation of the Company's Executive Share Option Plan, which was introduced at the Extraordinary General Meeting held on May 3, 2001.

     Options will be granted regularly to qualifying employees and secondees of the Group and the Committee will determine grant levels, taking into account the development of the business and individual performance.

         All options are granted at the prevailing market price around the time of grant.

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

Options held by Directors over ordinary shares of the Company


     The following Directors have been granted options over Ordinary Shares under the Executive Share Option Plan:

                  Shares                                         Shares
              underlying                                     underlying
              options at                                     options at
             December 31,     Options   Options    Options December 31,    Exercise              Exercise dates+
                     2003     granted exercised     lapsed         2004       price          Earliest             Latest

N E H Ferguson    715,446           -         -          -      715,446    410.00p       June 21,2004(S)   June 20, 2011
                  357,724           -         -          -      357,724     410.00p     June 21, 2005(S)   June 20, 2011
                  404,484           -         -          -      404,484     334.50p     April 5, 2005(S)   April 4, 2012
                  349,840           -         -          -      349,840     392.75p    March 13, 2006     March 12, 2013
                        -     363,256         -          -      363,256     479.00p    March 12, 2007     March 11, 2014

A C Williams      373,983           -         -          -      373,983     410.00p     June 21, 2004(S)   June 20, 2011
                  186,992           -         -          -      186,992     410.00p     June 21, 2005(S)   June 20, 2011
                  272,645           -         -          -      272,645     334.50p     April 5, 2005(S)   April 4, 2012
                  239,847           -         -          -      239,847     392.75p    March 13, 2006     March 12, 2013
                        -     248,851         -          -      248,851     479.00p    March 12, 2007     March 11, 2014
------------------------------------------------------------------------------------------------------------------------
Total           2,900,961     612,107         -          -    3,513,068
------------------------------------------------------------------------------------------------------------------------


+ Options are exercisable subject to appropriate performance targets being met.
(S) Performance conditions have been met.

For the options that were granted in March 2003 and March 2004, the target is for growth in the Company's net asset value per ordinary share to exceed the growth in the Retail Prices Index plus 4% per annum over the three years from the date of grant. If the performance target is not satisfied on the third anniversary of the date of grant, they may be re-tested every six months up to six years from grant.

The mid-market price of shares at December 31, 2004 was 579.0p and the range during the year was 445.0p to 579.0p.

     The following table presents information with respect to option grants to Directors of the Company under the Plan subsequent to December 31, 2004:




     Director                       Shares           Grant Date      Exercise         Earliest           Latest
                                  Underlying                           Price       Exercise Date      Exercise Date
                                   Options

N.E.H. Ferguson                    250,704         March 23, 2005     564.00p      March 23, 2008    March 22, 2015

A.C. Williams                      242,957         March 23, 2005     564.00p      March 23, 2008    March 22, 2015



     The Remuneration Committee intends to continue to set performance targets on the exercise of options. For options granted in 2005, the target is for growth in the Company's net asset value per ordinary share to exceed the growth in the Retail Prices Index plus 4% per annum over the three years from the date of grant. If the performance target is not satisfied on the third anniversary of the date of grant it will lapse (i.e. there will be no retesting of this performance condition). This change has been introduced from 2005 to reflect best practice. It is not anticipated that the value of shares under options granted in any financial year will, other than in exceptional circumstances, exceed two times an individual's remuneration.

     The performance of the net asset value of the Company has been chosen as the target in order to align the interests of executive Directors and other executives of the Group with shareholders' interests.

     External advisers will confirm the performance criteria calculations for the Committee, which will be measured on a consistent basis.

The Remuneration Committee (the "Committee")

     The Committee's members during the year ended December 31, 2004, were John McLachlan (Chairman), Denis Raeburn, Anthony Habgood and John Govett, until he resigned, all considered by the Board to be independent non-executive Directors. From the date of the Annual General Meeting in 2005, the Committee's members are Francis Finlay (Chairman), Anthony Habgood and Denis Raeburn, all of whom are considered by the Board to be independent non-executive Directors.

     The Committee meets at least twice a year and invites selected executives and advisers to attend as appropriate.

     The Committee is responsible for determining the remuneration policy for executives, including executive Directors, of the SVG Group (the "Group") and the operation of the Company's Executive Share Option Plan. Its terms of reference take into account the provisions of the Combined Code on corporate governance. The Committee has appointed New Bridge Street Consultants LLP and Towers Perrin, independent remuneration consultants, to advise it. New Bridge Street Consultants LLP also provides advice on the operation of the Company's share schemes.

     The terms of reference of the Committee are set out on page 75 and available on request from the Company Secretary.

Non-executive Directors

     All Directors are appointed for an initial term of 3 years subject to election at the first Annual General Meeting following their appointment. Thereafter Directors retire by rotation at least every three years. The Chairman meets with each Director before such Director is proposed for re-election, and, subject to the evaluation of performance carried out each year, the Board agrees whether it is appropriate for such Director to seek an additional term. When recommending whether an individual Director should seek re-election, the Board will take into account the provisions of the Combined Code, including the need to refresh the Board and its committees.

     Appointment letters were issued to John Govett, Anthony Habgood, Edgar Koning, John McLachlan and Denis Raeburn on February 26, 2004, all of which included notice periods of not less than three months. The terms of appointment for John Govett, Anthony Habgood, Edgar Koning and John McLachlan were for a period ending February 11, 2005, and Denis Raeburn's appointment was for a period ending June 24, 2004. Anthony Habgood, Edgar Koning and Denis Raeburn have been invited and have agreed to serve for a further period of three years. A letter of appointment with the Company was issued to Francis Finlay on October 1, 2004, for an initial period of three years with a minimum notice period of three months in writing by either party.

     Remuneration paid to non-executive Directors is determined by the Board and reviewed each year. When considering remuneration levels, the Board will consider, amongst other things, industry practice and contribution to various committees and time spent on the business of the Company.

Policy on the remuneration of the Directors

     The Committee's aim is to ensure that remuneration packages should attract, retain and motivate senior executives but should avoid paying more than is necessary for this purpose. Basic salaries are set on this basis and the Committee has due regard to competitive market data on similar positions in other private equity organisations and financial institutions (this is provided by Towers Perrin). The Committee is sensitive to wider issues including pay and employment conditions in the Group when setting pay levels. No executive Director of the Company is involved in deciding his own remuneration.

     Performance-related elements of remuneration form a significant proportion of the total remuneration package of the executive Directors.

     During  the  year  the  Committee   will  be  reviewing  the  structure  of
remuneration for the Company's executives, which may result in proposals being presented to shareholders in General Meeting.

     The basic salaries of the executive Directors are reviewed annually, having regard to individual performance and comparative market data. In addition, they are eligible for a non-pensionable discretionary bonus, which is conditional on Group performance and the achievement of predetermined personal objectives based on the successful implementation of the business plan and strategies agreed by the Board. The normal maximum annual bonus for an executive Director has been set at 300% of salary.

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

     Nicholas Ferguson was appointed as a non-executive Director of BSkyB plc on June 16, 2004, following consultation with the former Chairman and the Board. Directors' fees of GBP45,600 for this appointment are retained by Mr Ferguson.

     Andrew Williams was, throughout the year, a non-executive Director of CDC Group plc. Directors' fees of GBP21,333 for this appointment are retained by Mr Williams.

Service contracts

     The sole executive Director does not have a service contract with the Company. He is employed by Schroder Investment Management Limited (SIM) and is seconded to the Group. His contract with SIM provides for three months' notice and does not include liquidated damages provisions. Mr Williams' contract is dated March 1, 2004. It is the Company's policy to have regard to the duty of a departing executive Director to mitigate his loss when determining the level of any termination payment.

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

     provided, however, that the annual fee shall, at a minimum, equal GBP75,000 per annum. During the fiscal year ended December 31, 2004, total fees paid or payable to Schroder Investment Management Limited, in consideration of services it rendered to the Company in the capacity of company secretary, totalled GBP342,000, of which GBP180,000 was outstanding at December 31, 2004. The appointment of Schroder Investment Management Limited as Company Secretary may be terminated upon four months' prior written notice and immediately upon the occurrence of certain insolvency events and other events of default. Schroder Investment Management Limited also provides taxation services to the Company. Total fees payable for such services during the fiscal year ended December 31, 2004 totalled GBP22,000, all of which was outstanding as of such date.

     Schroder Investment Management Limited also facilitates investment trust dealing services. Total fees paid or payable to Lloyds TSB Registrars for such services during the fiscal year ended December 31, 2004 totalled GBP9,000.

     Schroder Investment Management Limited is also entitled to receive a fee for the management of the Company's fixed interest portfolio from the Company based on the average value of the Company's month-end cash and fixed interest portfolio, calculated at the rate of:

  -   0.10% per annum on the first GBP75 million of assets,

  -   0.05% per annum on the next GBP75 million, and

  -   0.03% per annum on the excess,

     provided, however, that the minimum annual fee shall not be less than GBP20,000 per year. The total fees paid or payable for these services during the year ended December 31, 2004 was GBP44,000, of which GBP10,000 was outstanding as of December 31, 2004.

Compensation of Officers and Employees

     The Directors have appointed Nicholas Ferguson as Non-Executive Chairman and Andrew Williams as an Executive Director. SVG Capital plc currently has no other Executive officers or employees (other than the company secretary) and it is anticipated that SVG Capital plc will have no other employees or officers (other than the company secretary) in the future. As of December 31, 2004, the Company's subsidiaries, SVGA and SVGNA, had an aggregate of 24 employees and four secondees from Schroder Investment Management Limited. However, the Directors may from time to time appoint one or more Directors to hold any employment or executive office with SVG Capital plc (including that of managing director) for such period (subject to the provisions of the Companies Act) and upon such other terms as the Directors may decide and may revoke or terminate any appointment so made. A Director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Directors may decide either in addition to or in lieu of his remuneration as a Director.

C.       Board Practices

     At every Annual General Meeting of the Company, one-third of the Directors, or if their number is not three or any multiple of three then the number nearest to and less than one third, who are subject to retirement by rotation, will retire by rotation and be eligible for re-election. The Directors who retire by rotation on each occasion will be those who have been longest in office since their appointment but as between persons who became or were last reappointed directors on the same day, those to retire will be determined by lot. Anthony Habgood, Edgar Koning and Nicholas Ferguson retired at the Annual General Meeting on April 25, 2005, sought re-election and were re-elected. John McLachlan, former Chairman, also retired at the Annual General Meeting and did not seek re-election.

     The Company's Articles of Association also require that a majority of the Directors, including the Chairman, be independent of Schroder Ventures and the Schroder Group. For this purpose, a Director is deemed to be "independent" of the Schroder Group unless (a) he is a director, officer, general partner, or employee of a member of the Schroder Group or (b) a member of the Schroder Group is connected with him within the meaning given to that expression by Section 346 of the Companies Act. Francis Finlay, Anthony Habgood, Edgar Koning, Denis Raeburn and Charles Sinclair are independent for the purposes of the Articles of Association. Any decision of the Directors requires a simple majority vote; however, a majority of the Directors voting in favor of the decision must be independent Directors.

     The "Board Committees" are shown below. Also refer to Section A of "Item 6. Directors, Senior Management and Employees" for additional information about our Directors, and to Section B of "Item 6. Directors, Senior Management and
Employees"  for  additional  information  on the policy on the  remuneration  of
Directors:

         Audit Committee

         The members of the Committee as at December 31, 2004 were:

         John McLachlan (Chairman)
         Anthony Habgood
         Denis Raeburn

     With effect from March 11, 2005, Charles Sinclair was appointed as a member of the Committee. With effect from April 25, 2005, John McLachlan retired as Chairman and as a member of the Committee and Charles Sinclair succeeded him as Chairman.

     The Board considers each member of the Committee to be independent. The Board also considers that the Chairman of the Committee has recent and relevant financial experience.

Terms of reference

     The Company established an Audit Committee in 1996. The role of the Audit Committee is to ensure that the Company maintains the highest standards of integrity in financial reporting and internal control. The responsibilities of the Committee include the following:

Financial statements
(a) to monitor the integrity of the financial statements of the Company, and any formal announcements relating to the Company's financial performance, reviewing significant financial reporting judgements contained in them;
(b) to review and, if appropriate, recommend to the Board, the Company's annual and interim reports;

Internal control
(c) to monitor and review annually whether an internal audit function is required;
(d) to monitor the Company's accounting and financial internal control systems, and to monitor the internal control systems of subsidiaries to make recommendations on any improvements to such systems;
(e) to monitor the Company's procedures for ensuring compliance with regulatory and financial reporting requirements and its relationship with the relevant regulatory authorities;

External audit and relationship with the external auditor
(f) to discuss any matters arising from the audit and recommendations made by the auditors;
(g) to make recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;
(h) to review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements; and
(i) to develop and implement policy on the engagement of the external auditor to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm and to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

Report on the Committee's activities
         To discharge its duties, the Committee met on two occasions during 2004 and considered the following:
- the annual financial statements for 2003 and interim financial statements for 2004
-        group internal Audit review
- the external auditors' interim and year-end reports and management letters
-        the effectiveness of the audit process
-        the independence and objectivity of the external auditor
-        pre-approval of non-audit services
-        revised Terms of Reference

     The Committee has also reviewed arrangements for staff of subsidiaries to raise concerns about possible improprieties relating to the Group's operations. A copy of the full Terms and Reference of the Audit Committee is available on request from the Company Secretary.

Attendance

         Both of the meetings held during 2004 were attended by all members of the Committee.

         Investment Committee

         The members of the Committee as at December 31, 2004 were:

         Nicholas Ferguson (Chairman)
         Anthony Habgood
         Edgar Koning
         John McLachlan
         Denis Raeburn
         Andrew Williams

     With effect from March 11, 2005, Francis Finlay and Charles Sinclair were appointed as members of the Committee. With effect from April 25, 2005, John McLachlan retired as a member of the Committee.

Terms of reference

     The Company established an Investment Committee in 1996. A copy of the full Terms of Reference of the Investment Committee is available on request from the Company Secretary.

         The responsibilities of the Committee include the following:
-        to review investment proposals for the Company
-        to provide investment recommendations to the Board; and,
-        to implement the Board's decision as regards any investment

Report on the Committee's activities

         To discharge its duties, the Committee met on several occasions during 2004, and considered the following:

-        Investment proposals
-        Consideration of amended delegation authorities and composition.

Attendance

         Each of the meetings held during 2004 were attended by all members of the Committee.

         Nominations Committee

         The members of the Committee as at December 31, 2004 were:

         Anthony Habgood (Chairman)
         Nicholas Ferguson
         Edgar Koning
         John McLachlan
         Denis Raeburn

     With effect from March 11, 2005, Francis Finlay was appointed as a member of the Committee. With effect from April 25, 2005, John McLachlan retired as a member of the Committee. With effect from June 28, 2005, Damon Buffini was appointed as a member of the Committee. Nicholas Ferguson replaced Anthony Habgood as Chairman of the Committee with effect from June 28, 2005.

         The Board considers a majority of the Committee to be independent.

Terms of reference

     The Company established a Nominations Committee in 1999. The role of the Committee is to consider and make recommendations to the Board on its composition and balance of skills and experience, and on individual appointments, to lead the process and make recommendations to the Board.

         The responsibilities of the Committee include the following:

(a) to evaluate the balance of skills, knowledge and experience of the Board of Directors and to prepare a description of the role and capabilities required for a particular appointment. In the case of the appointment of a Chairman, to prepare a job specification;
(b) to select potential candidates to fill vacancies on the Board of Directors for recommendation to the Board;
(c) to interview, or arrange for suitable Directors to interview, candidates for Directors;
(d) to consider and, if appropriate, approve all outside appointments of executive Directors;
(e) to review periodically the terms of appointment of the non-executive Directors; and
(f) to consider whether a senior independent director should be appointed and, if appropriate, to identify and recommend to the Board suitable candidates for the role.

     A formal procedure for the appointment of new Directors is contained in the Terms of Reference of the Committee, a full copy of which is available on request from the Company Secretary.

Report on the Committee's activities

         To discharge its duties, the Committee met on two occasions during 2004 and considered the following:

- an evaluation of the balance of skills, knowledge and experience of the Board
-        the selection of suitable candidates to fill vacancies on the Board
-        arranging for selected candidates to be interviewed
-        revised Terms of Reference
-        a revised procedure for the appointment of new Directors
-        a job specification for the role of the Chairman

     The Committee considered the appointment of two non-executive Directors during the year under review. On both occasions, the Committee did not believe that it was necessary to approach an external search consultancy or use open advertising, as the calibre of candidate found from sources within the Group was sufficiently high.

Attendance

         Both of these meetings were attended by all members of the Committee.

         Remuneration Committee

         The members of the Committee as at December 31, 2004 were:

         John McLachlan (Chairman)
         Anthony Habgood
         Denis Raeburn

     With effect from March 11, 2005, Francis Finlay was appointed as a member of the Committee. With effect from April 25, 2005, John McLachlan retired as Chairman and as a member of the Committee and Francis Finlay succeeded him as Chairman.

         The Board considers each member of the Committee to be independent.

Terms of reference

     The Company established a Remuneration Committee in 2001. The role of the Committee is to determine the remuneration policy for executives, including executive directors, of the SVG Group and the operation of the Company's
Executive Share Option Plan. A copy of the full Terms of Reference of the Remuneration Committee is available on request from the Company Secretary.


         The responsibilities of the Committee include the following:

(a) to determine remuneration policy (including salaries, bonuses, pensions and other benefits) throughout the SVG Group, including:
         (i) to recommend to the Board the remuneration and benefits of the CEO and other executive Directors of SVG Capital and, from time to time, to review the terms of the CEO's service agreement;
         (ii) to review the overall remuneration costs and budgets for employees of the SVG Group;
         (iii) to approve annual bonus plans and to review performance against objectives;
         (iv) to make proposals for the level of fees payable to non-executive Directors; and
         (v) to approve exit packages on an individual basis and to oversee severance policy throughout the SVG Group.
(b) to operate the Company's share option schemes and other incentive schemes (if any), including:
         (i) to determine grants of options to be made to the CEO of SVG Capital and other eligible participants, including setting any performance targets to be met as a condition of the exercise of such options;
         (ii) to liaise with the trustees of the employee trusts operating in conjunction with the Company's share option schemes and other incentive schemes (if any);
         (iii) to make amendments to the terms of such schemes (subject to the provisions of the schemes relating to amendment); and
         (iv) to agree, amend and approve all documents required in connection with the grant of options under, or the employee trusts and other incentive schemes (if any), execution of all such documents by any Director or the company secretary, or where any documents are to be executed as a deed, by any two Directors or any one Director and the company secretary.

Report on the Committee's activities

     To discharge its duties, the Committee met on three occasions during 2004 and considered the following:

- evaluation of remuneration philosophy and the structure of incentivisation and retention of executive Directors and key staff
- approving the annual bonus plan proposals for recommendation to the Board
- approving appropriate targets and long term incentives for the executive Directors and key staff based on performance
-        review of the composition of the Committee
-        revised Terms of Reference
- review of the operation of the Company's share option schemes and approval of grant of options

Attendance

         Each of the meetings held in 2004 were attended by all members of the Committee.

D.       Employees

     See "Item 6. Directors, Senior Management and Employees - Compensation - Compensation of Officers and Employees" above for information about the compensation of employees.

E.       Share Ownership

         The following table presents the number of Ordinary Shares beneficially owned by each Director or their families as of June 30, 2005:



                         Name of Director                                          Ordinary Shares
                                                                                Beneficially Owned

                         D. Buffini                                                              -

                         N.E.H. Ferguson                                                   447,341

                         D.F.K. Finlay                                                           -

                         A.J. Habgood                                                       25,000

                         E.W. Koning                                                             -

                         D. Raeburn                                                         60,000

                         C. Sinclair                                                        67,062

                         A.C. Williams                                                      13,091

                         --------------------------------------------------------------------------
                         Total                                                             612,494
                         --------------------------------------------------------------------------

         See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management - Directors Interests" for further details of the share ownership of the Directors of the Company.

     See "Item 6. Directors, Senior Management and Employees - Compensation-Executive Share Option Plan" for information about the option ownership of the Directors of the Company under the Plan.

Item 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

     The Company's issued share capital at December 31, 2004 consisted of 122,529,853 Ordinary Shares, par value GBP1 each, all of which were fully paid as of December 31, 2004. Each Ordinary Share has the same voting rights as every other Ordinary Share. The following information is presented, to the Company's knowledge, with respect to the Company's major shareholders, which means shareholders that are the beneficial owners of 3% or more of the Company's Ordinary Shares.


     At June 30, 2005, the Company's issued share capital consisted of 128,529,853 Ordinary Shares and the Company had been notified of the following interests in excess of 3% of the issued capital of the Company:



                                                              # of Ordinary         % of Class
                                                                 Shares

         Schroders plc and its subsidiaries:

             --non beneficial, managed for clients             23,472,602              18.3

             --beneficial                                       7,113,449               5.5

         Aegon Investment Management BV                        24,603,665              19.1

         Lansdowne Partners                                     9,339,965               7.3

         Permira Capital Limited                                6,000,000               4.7

         Metropolitan Life Insurance Company                    5,012,531               3.9

         Morley Fund Management                                 4,107,340               3.2


     As of June 30, 2005, the Directors and their families were the beneficial owners of an aggregate of 612,494 Ordinary Shares or approximately 0.48% of all Ordinary Shares outstanding as of such date. Nicholas Ferguson and Andrew Williams have also been granted options representing 7,908,124 Ordinary Shares or 6.15% of the total number of Ordinary Shares outstanding as of such date. See
Item 6. "Directors, Senior Management and Employees - Compensation - Executive Share Option Plan for additional information on the share ownership of our Directors."

     The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. There are no arrangements known to the Company the operations of which may, at a date subsequent to the date of this annual report, result in a change of control of the Company.

Changes in Major Shareholder Ownership in Most Recent Three Years

     In addition to the table shown above, detailing substantial share interests as at the most recent practicable date, the following tables illustrate the holdings of the Company's major shareholders during the last three years:

         At March 26, 2004 the Company had been notified of the following interests in excess of 3% of the issued capital.


                                                                                        Number of          Percentage
                                                                                  ordinary shares            of class
Schroders plc and its subsidiaries:

-     non beneficial, managed for clients                                              19,335,951               17.16
-     beneficial                                                                        7,113,449                6.31

Aegon Investment Management BV                                                         24,603,665               21.84

Lansdowne Partners                                                                      9,338,262                8.29

Morley Fund Management Limited                                                          3,861,340                3.43

Morgan Stanley Securities Limited                                                       3,543,595                3.15



         At March 25, 2003 the Company had been notified of the following interests in excess of 3% of the issued capital.


                                                                                        Number of          Percentage
                                                                                  ordinary shares            of class

Schroders plc and its subsidiaries:

-     non beneficial, managed for clients                                              16,622,251               16.23
-     beneficial                                                                        7,113,449                6.95

Aegon Investment Management BV                                                         22,403,665               21.88

Lansdowne Partners                                                                      5,758,162                5.62

Fidelity International Limited                                                          4,551,451                4.45



         At October 1, 2002 the Company had been notified of the following interests in excess of 3% of the issued capital.

                                                                                        Number of          Percentage
                                                                                  ordinary shares            of class

Schroders plc and its subsidiaries:

-     non beneficial, managed for clients                                              15,334,808               15.00
-     beneficial                                                                       13,113,449               12.82

Aegon Aandelenfonds NV                                                                 19,378,665               18.95

Lansdowne Partners                                                                      5,258,000                5.14

British Aerospace Pension Fund                                                          4,425,000                4.33

BBC Pension Trust Limited                                                               4,384,554                4.29



Record Ownership of the Ordinary Shares in the United States

     At June 30, 2005, the Company had been notified of the following interest in excess of 3% of the issued capital of the Company:



                                                                                        Number of          Percentage
                                                                                  ordinary shares            of class

Metropolitan Life Insurance Company                                                     5,012,531                4.09


     As of December 31, 2004, Metropolitan Life Insurance Company, or Met Life, owned GBP13 million in principal amount of Bonds 2013. Because Met Life has the right to convert the Bonds 2013 into Ordinary Shares at 480p per Ordinary Share, respectively, Met Life is deemed, under applicable U.S. securities laws, to beneficially own Ordinary Shares. If Met Life converted its entire holding of the Bonds 2013, it would own approximately 7,720,864 Ordinary Shares in total, or approximately 5.57% of the total number of Ordinary Shares outstanding at June 30, 2005, assuming the conversion of all the Bonds 2013.

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

     Nicholas Ferguson, a Director and the Company's Chairman, is also the Chairman of the Board of SVGA, a wholly owned subsidiary of the Company. Andrew Williams, a Director, is Chief Executive Officer of SVGA. Damon Buffini, a Director, is also Managing Partner of Permira.

     Andrew Williams is employed by Schroder Investment Management Limited and seconded to the Company. As part of the secondment arrangements, SVG Capital plc reimburses Schroder Investment Management Limited for the salary, bonus and other benefits paid by Schroder Investment Management Limited to Andrew Williams. Until his retirement as an executive Director of the Company on April 25, 2005, Nicholas Ferguson was also employed by Schroder Investment Management Limited and seconded to the Company. Schroder Investment Management Limited, a wholly owned subsidiary of Schroders plc, provides certain administrative and secretarial services to the Company in exchange for the fees specified in "Item
6. Directors, Senior Management and Employees - Compensation - Compensation of the Company Secretary."

     Nicholas Ferguson represents the Company on the advisory committees that advise certain Funds. In addition, Nicholas Ferguson and members of his family, Andrew Williams are entitled to receive a specified percentage of the profits of each Fund raised before January 1, 2001 when the returns to investors in that Fund exceed specified performance standards, as described in "Item 4. Information on the Company - Business Overview - Special Allocation of Profits." Damon Buffini, as a Permira partner, is entitled to a percentage of the profits of each Permira Fund.

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

Dividend Policy

     For a description of the Company's policy on dividend distribution, see "Item 10. Additional Information - Taxation - Dividend Policy."

B.       Significant Changes

     In April 2005, shareholders approved new arrangements with Permira, including an issue of six million shares to PCL at GBP6 per share. See "Item 10. Additional Information - Material Contracts" for summary details of the Operating Agreement with PHL and the Subscription Agreement with PCL.

International Financial Reporting Standards

The Company has adopted International Financial Reporting Standards ("IFRS") with effect from January 1, 2005. The Company has announced that the main impacts on its accounts of adopting IFRS in their present form will be:

1. Accounting for share options. The cost to the Company of granting share options will be charged to the revenue account. The cost should equate to the value of services received by the Company in respect of which the options are granted. This should typically be measured as the fair value of the options on the date they are granted. If there is a vesting period, the services are assumed to be rendered over that period and the cost should be amortized accordingly. Vesting conditions also need to be taken into account, as well as an estimate of the frequency of staff turnover.
2. Accounting for convertible bonds. The Company has issued convertible bonds. The redemption value of these bonds amounted to GBP49.0 million at December 31, 2004 and is included in long-term creditors. Under IFRS these instruments will have to be separately valued as debt and equity. The debt component will be valued by reference to an equivalent 'straight' bond and the equity component will be the value of the option element of converting the bonds into ordinary shares. The debt will be accounted for as a creditor and the equity will form part of reserves.
3. Valuation of quoted investments. In the December 31, 2004 accounts, investments were valued in accordance with the British Venture Capital Association Guidelines issued in August 2003. These guidelines recommended that market prices should be reduced by a marketability discount if either there was a formal restriction on trading in the relevant securities or there was a risk that the holding may not be able to be sold immediately. In contrast, IFRS presume that the available price for a security may be applied to a holding of any size. Accordingly to comply with IFRS, marketability discounts should generally not be applied to quoted prices.

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

A.       Offer and Listing Details

Price Range of the Ordinary Shares

     The  principal  trading  market  for the  Ordinary  Shares is the LSE.  The
Ordinary Shares were admitted to the Official List on May 23, 1996. The following tables set forth the range of the high and low closing sales prices of our common stock for the periods indicated:



         Five Most Recent Fiscal Years

                                              Year                       Six Months          Year             Year
                                             Ended,                   Ended, December       Ended,      Ended, December
                                            June 30                         31          December 31           31

                               2000          2001           2002            2002             2003             2004

    High Market price         462.0p        533.0p         393.0p          379.0p           508.5p           579.0p

    Low Market Price          255.0p        380.5p         296.5p          456.0p           379.0p           445.0p




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

    Fiscal Year Ended December 31,
    2003

    First Quarter                                        422.0p                   379.0p

    Second Quarter                                       456.0p                   414.5p

    Third Quarter                                        508.5p                   440.0p

    Fourth Quarter                                       495.3p                   457.5p


    Fiscal Year Ended December 31,
    2004

    First Quarter                                        497.8p                   445.0p

    Second Quarter                                       518.8p                   479.5p

    Third Quarter                                        524.3p                   505.0p

    Fourth Quarter                                       579.0p                   539.5p


         Most Recent Full Six Months


                                              High Market Price         Low Market Price

    January 05                                           585.5p                   554.0p

    February 05                                          587.5p                   561.5p

    March 05                                             614.0p                   564.0p

    April 05                                             620.0p                   583.0p

    May 05                                               653.0p                   588.0p

    June 05                                              662.0p                   626.0p



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

         Interested Director Transactions

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

     A Director generally shall not vote on, or be counted in the quorum in relation to, any resolution of the Board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he does, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:

  - The giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the Company's request or for the benefit of the Company or any of its subsidiaries,

  - The giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security,

  - Where the Company or any of its subsidiary undertakings are offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate,

  - Any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or any of its subsidiaries or by reason of any other interest in or through the Company or any of its subsidiaries,

  - Any contract concerning any other company (not being a company in which the director and any persons connected with him owns 1% or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise,

  - Any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors and employees of the Company or of any of its subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to whom the fund or scheme relates,

  - Any contract for the benefit of employees of the Company or of any of its subsidiaries under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contracts relates, and

  - Any contract for the purchase or maintenance for any director or directors of insurance against any liability.

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

     See Exhibit 1.2, Articles of Association, Part 2, Article 92.

     Voting on Compensation

     Each of the Directors shall be paid a fee at such rate as may from time to time be determined by the Board, provided that that aggregate of all fees so paid to Directors (excluding amounts payable under any other provision of the Company's Articles of Association) shall not exceed GBP600,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company.

     Director Employment

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

     Borrowing Powers

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

     Retirement of Directors

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

     Requirements for Qualification

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

     Declaration of Dividends

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

     Voting Rights

     Each holder of Ordinary Shares entitled to vote on a matter is entitled to one vote for each Ordinary Share held in such holder's name on the record date. All Directors are appointed for an initial term of three years subject to election by the shareholders at the first Annual General Meeting following their appointment. Thereafter Directors retire by rotation at least every three years.

     Profit Sharing

     See "Declaration of Dividends," above.

     Liquidation Rights

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

     Capital Call Liability

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

     Action Required to Alter Rights of Holders

     All or any of the rights attached to any class of shares issued may from time to time be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or by extraordinary resolution obtained at a separate general meeting of the holders of those shares. See Exhibit 1.2, Articles of Association, Part 2, Article 8.

     Convocation of Shareholder Meetings and Conditions of Admission

     Any general meeting other than an Annual General Meeting is an Extraordinary General Meeting, and such meeting may be convened at the discretion of the Board. The Board shall convene general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts. See
Exhibit 1.2, Articles of Association, Part 2, Articles 48-50.

     Limitations on Rights to Hold Shares

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

     Alteration of Share Capital

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

     Please see "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Share Placing".

Agreements with Permira

     Definitions
     "Existing Fund Commitments" means all uncalled commitments, understandings and other arrangements (whether or not legally binding) made prior to the date of the Operating Agreement by or on behalf of any member of the SVG Capital Group to invest in any fund or product

     "Japan Fund" means any fund managed or advised by MKS Advisers (or any other member of the MKS group), the principal investment policy of which is to make private equity investments in Japan

     "New Shares" means 6,000,000 Shares in the Company to be issued to PCL pursuant to the Subscription Agreement

     "P123" means the product known as P123 designed, managed and advised by members of the SVG Capital Group to acquire, whether by secondary purchase or as subscriber, limited partner or other capital interests in all or some of the Permira Europe Funds

     "P1234" means the product or products to be established from time to time as a successor to P123, under whatever name or names and to be managed or advised by members of the SVG Capital Group, to acquire solely, whether by secondary purchase or as subscriber, limited partner or other capital interests in all or some of the Permira Europe Funds and Permira V

     "PCL"  means  Permira  Capital   Limited,   registered  in  Guernsey  under
registered number 42908.

     "Permira" or "Permira Entities" means the international network of entities providing management, advisory or consultancy services to, or conducting the business of designing, managing or advising, private equity and other funds or products under the overall business name "Permira"

     "Permira Europe Funds" means Permira Funds known as Permira Europe I, Permira Europe II, Permira Europe III and Permira IV

     "Permira IV" means the Permira Fund to be established as a follow on or successor fund to the Permira Fund known as Permira Europe III

     "Permira V" means the fund to be established as a follow on or successor fund to Permira IV

     "Permira Funds" means those private equity funds or products designed, managed or advised by any Permira Entity from time to time in respect of which equity funding is obtained, or to be obtained, in whole or in part, from persons other than Permira Entities (ignoring for this purpose certain preferential investors)

     "Permira Product" means any fund or product (excluding Permira Funds but including, for the avoidance of doubt, debt or mezzanine funds) designed, managed or advised by any Permira Entity from time to time, in respect of which equity funding is obtained, or to be obtained, in whole or in part, from persons other than Permira Entities (ignoring for this purpose certain preferential investors)

     "PHL"  means  Permira  Holdings  Limited,   registered  in  Guernsey  under
registered number 40432.

     "SVG Capital Group" means SVG Capital plc and its subsidiaries and subsidiary undertakings (including for this purpose the Platinum Trust) from time to time, or any of them

     "SVG Products" means any private equity fund or product, any structured fund or product or any other fund or product for quoted or unquoted investment (including, without limitation, any fund of funds), in each case managed or advised by any member of the SVG Capital Group from time to time (including, without limitation, P123, P1234 and Sapphire 4) for so long as a member of the SVG Capital Group is the adviser thereto or manager thereof

     Operating Agreement

     On March 21, 2005 SVG Capital entered into an agreement with PHL pursuant to which the parties agreed to a number of undertakings. On the same date, SVG Capital also entered into an agreement with certain other Permira Entities in which they gave similar undertakings to SVG Capital.

     The Operating Agreement requires that, subject to the exceptions set out in paragraph (ii) below, investments made by the SVG Capital Group in private equity funds and products for direct investment (not including funds of funds) will be made in Permira Funds or Permira Products (or otherwise with the consent of PHL). Subject thereto, and to the limits described in paragraphs (iii) and
(iv) below, the SVG Capital Group may invest in SVG Products and other non-Permira funds and products.

     SVG Capital's principal undertakings

     The Company has agreed, inter alia, that:

     (i) it, or another member of the SVG Capital Group, through direct investment or through SVG Products, will, subject to the cash flow projections of the SVG Capital Group at the relevant time, due diligence, agreement on terms and approval from the board of directors of the Company or relevant member of the SVG Capital Group or SVG Product, make contributions and commitments to Permira IV. The Company also expects, in a similar manner to that described above, to make contributions and commitments to Permira V (when that fund is raised by Permira);

     (ii) save for the following:
     (a) performing the commitments and contributions to SV Investment Fund II and SV Life Sciences Fund IV described in the letter from the Chairman of SVG Capital in Part I of this document;
     (b) performing all other Existing Fund Commitments;
     (c) making commitments and contributions to any Japan Fund; and
     (d) the temporary warehousing, within certain limits, of investments for any structured products designed by the SVG Capital Group prior to the final closing of that structured product,

the Company will not make, and will procure that no other member of the SVG Capital Group makes, any investments in private equity funds or products for direct investment, other than investments made in Permira Funds, Permira Products or with the consent of PHL. This restriction does not apply to SVG Products, which may continue to invest in any funds and products. However, neither the Company nor any other member of the SVG Capital Group will be able to make investments in or commitments to any SVG Product that, save for the exceptions referred to above, makes investments in any private equity fund or product for direct investment other than in Permira Funds or Permira Products;

     (iii) it will operate with the intention that, following the making of commitments by SVG Capital or another member of the SVG Capital Group to Permira IV, no more than 20 per cent. of the gross assets and uncalled commitments of the SVG Capital Group will be in SVG Products or other non-Permira funds or products (subject to certain limited exceptions such as Japan Funds, the commitments and contributions to SV Investment Fund II and SV Life Sciences Fund IV and temporary warehousing referred to above and Existing Fund Commitments); and

     (iv) once SVG Capital or another member of the SVG Capital Group has made a commitment to Permira IV, no more than 25 per cent. of the gross assets and uncalled commitments of the SVG Capital Group (calculated at the time each relevant investment is made) will be in SVG Products or other non-Permira funds or products (subject to certain limited exceptions such as Japan Funds, the commitments and contributions to SV Investment Fund II and SV Life Sciences Fund IV referred to above and Existing Fund Commitments).

     PHL's principal undertakings

     PHL has agreed, inter alia, that it will not permit any fund or product to be established using the name "Permira", or provide any information, assistance (including by acting as general partner) or advice to any fund or product, unless:

     (a) that fund or product gives advance notice of the launch of that fund or product to SVG Capital and, subject to agreement on terms and the compliance by SVG Capital with certain procedural matters relating to the making of that commitment, accepts any commitment that SVG Capital, any member of the SVG Capital Group or any SVG Product wishes to make to that fund or product;

     (b) subject to certain limited exceptions, SVG Capital has 'most favoured nation' status in respect of the terms of investment in the relevant fund or product; and

     (c) in respect of Permira IV and Permira V, SVG Capital has the right, in priority to Permira (save for certain limited exceptions for Permira vehicles), to design, launch, manage and advise structured equity products around Permira IV and Permira V. PHL has also agreed to provide certain information and assistance in respect of such SVG Products.

     Certain other Permira Entities have also agreed not to provide information, assistance (including by acting as a general partner) or advice to any fund or product unless the requirements described above are met.

     PHL and certain other Permira Entities have also agreed not to set up a publicly traded permanent capital vehicle except in certain very limited circumstances and, in any case, not to set up a publicly traded permanent capital vehicle that competes with SVG Capital for investors.

     Permira director

     SVG Capital and PHL have agreed that PHL will have the right, subject to the fiduciary duties of the Directors, to have an appropriate Permira partner appointed to the Board whilst the Operating Agreement remains in force. PHL has nominated Damon Buffini to be the first such Director and his appointment as a Director was approved at the AGM held on April 25, 2005.

     Term and termination

     Subject to earlier termination in accordance with the terms of the agreement, the Operating Agreement will terminate on the date on which the first closing of Permira V occurs if none of SVG Capital, any other member of the SVG Capital Group or any SVG Product makes any commitment to Permira V or, if SVG Capital, any other member of the SVG Capital Group or any SVG Product does so, the date of final closing of that fund. Permira V is currently expected to be raised in 2011/2012.

     Each of PHL and SVG Capital may terminate the Operating Agreement if there is a change of control of the other, there is a material breach of the agreement by the other, either Permira IV or Permira V is not raised by agreed long-stop dates and in certain other specified circumstances.

     Subscription Agreement

     On March 21, 2005 the Company entered into an agreement with PCL pursuant to which the Company issued 6 million New Shares to PCL at a subscription price of 600 pence per New Share.

     The total subscription price paid by PCL to the Company under the Subscription Agreement was GBP36.0 million. This amount was paid upon completion of the allotment of the New Shares to PCL.

     PCL has agreed to a lock-up in respect of the New Shares for the period from completion of the Subscription Agreement until termination of the Operating Agreement (or, if earlier, if the Permira partner appointed to the Board is removed and, save in certain circumstances, SVG Capital does not appoint a Permira partner nominated by PHL to the Board in his place within a specified period). Accordingly, subject to certain limited exceptions, PHL has agreed not to dispose of any of its interest in the New Shares during this period.

     Facility Agreement

     The Company, Barings (Guernsey) Limited, as trustee of the Platinum Trust, The Governor and Company of The Bank of Scotland and The Royal Bank of Scotland plc entered into the Facility Agreement on September 24, 2004.

     Please see "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Facility Agreement" for a description of the Facility Agreement.

     Except as disclosed in this Item, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by the Company within the two years immediately preceding the date of this document and there are no other contracts (other than contracts entered into in the ordinary course of business) entered into by the Company which contain any provision under which the Company has any obligation or entitlement which is material to the Company as of December 31, 2004.

D.   Exchange Controls

     Limitations Imposed by the Laws of the United Kingdom. While there are no governmental laws, decrees or regulations in the United Kingdom that directly restrict the export or import of capital (including foreign exchange controls) or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities, certain transactions involving the issue or transfer of shares or debentures of foreign subsidiaries of UK companies require the consent of the UK Treasury. The laws of the United Kingdom do not impose any limitations on the right of non-resident or foreign owners to hold or vote in connection with the Company's securities.

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

E.   Taxation

     Investment Trust Status.


     The current conditions for a company to be approved by the Inland Revenue as an investment trust are set forth in Section 842. In order to be approved as an investment trust for U.K. tax purposes, the Company must comply with the following conditions throughout each of the accounting periods for which it seeks such approval:

     (i)  the  Company  must not be a close  company  as  defined  for U.K.  tax purposes;
     (ii) the Company must be resident in the U.K. for U.K. tax purposes;
     (iii)the Company's income must consist wholly or mainly of "eligible investment income," meaning, in the context of the Company, that its income must be derived wholly or mainly from shares or securities;
     (iv) the Company must not acquire shares or securities in any one company if such shares or securities (taken together) would represent more than 15% of the Company's investments by value at the time of acquisition. For this purpose, unit trusts will normally be treated as companies and units therein as shares of such companies. There are also special rules under which all of the Company's holdings of shares or securities in a group (as defined for the purposes of Section 842) will be aggregated and treated as one holding in a single company for the purposes of this condition. Further, if the Company's interest in a company or group increases due to additional investment being made in that company or in any member of that group, the entire interest will be treated as having been acquired at the time of the increased investment for the purposes of satisfying the above condition;
     (v) the shares making up the Company's ordinary share capital must be listed in the Official List and admitted to trading on the LSE;
     (vi) the   distribution   as  dividends  of  surpluses   arising  from  the
          realization of investments must be prohibited by the Company's memorandum or Articles of Association; and
     (vii)The Company must not retain more than 15% of its eligible investment income, meaning in the context of the Company the income it derives from shares and securities.

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

          The last accounting period for which the Company has been treated as approved by the Inland Revenue as an investment trust is the accounting period ended on December 31, 2002. The Directors believe that the actions which the Company has already taken, and those which it proposes to take, should together enable the Company to continue to satisfy the conditions of
     Section 842 for accounting periods commencing after December 31, 2002. See "Item 4. Information on the Company - Business Overview."

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

     Tax Treaty Between the United Kingdom and the United States.

     A U.S. investor in Ordinary Shares that is a U.S. Holder (as defined below under "United States Taxation") entitled to the benefits of the double tax treaty between the U.S. and the U.K. (the "Treaty") and that does not hold the Ordinary Shares as part of a permanent establishment located in the United Kingdom will be entitled to certain benefits under the Treaty with respect to the receipt of dividends on the Ordinary Shares. Capital gains realized on the disposition of such a U.S. investor's investments in the Ordinary Shares will not be subject to tax in the U.K. While the Treaty allows the United Kingdom to tax dividend distributions paid to U.S. Holders, the Treaty limits to 15% the rate of tax that may apply to such distributions. The Company is not currently required to withhold at source any amount in respect of UK tax from any distribution paid by the Company.

United States Taxation

     General

     The following is a statement of material U.S. federal income tax considerations for investors in Ordinary Shares that are U.S. Holders, as defined below, and is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules, including: financial institutions, insurance companies, broker-dealers, tax-exempt organizations, persons subject to the alternative minimum tax, persons that will hold Ordinary Shares as part of a straddle, hedge, conversion, or constructive sale, or other integrated transaction for U.S. federal income tax purposes or that have a functional currency other than the U.S. dollar, or holders of 10% or more of the Ordinary Shares, by vote or value, all of which may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, or U.S. state or local, tax considerations. This summary assumes that investors will hold their Ordinary Shares as "capital assets" for U.S. federal income tax purposes. Investors should consult with their own tax advisors regarding the U.S. federal, state and local, as well as foreign, income and other tax considerations of the purchase, ownership, and disposition of Ordinary Shares.

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

     Taxation of Dividends

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


     Taxation on Sale, Exchange or Other Disposition of Ordinary Shares

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

     Passive Foreign Investment Company Status

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

     Under the PFIC rules, unless a U.S. Holder makes either a "QEF election" or a "mark-to-market election," each as described below, the U.S. Holder will be subject to special, usually punitive taxation rules with respect to any "excess distribution" by the Company (defined as the U.S. Holder's (i) ratable share of distributions (including return of capital distributions) in any year after the first taxable year in which the shareholder's holding period begins that exceeds 125% of the "average annual distribution" received by such U.S. Holder in the three preceding years (or the U.S. Holder's holding period, if shorter) and (ii) the entire amount of any gain realized on the sale or other disposition of PFIC shares. Average annual distributions for prior years are computed by excluding the "excess distribution" portion of any distributions in those prior years. Under the special taxation rules, an excess distribution or gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over the U.S. Holder's holding period, (ii) the amount deemed realized in each prior year had been subject to tax in that prior year of that holding period at the highest applicable tax rate for such year, and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the additional taxes thus deemed to have been payable in all years prior to the year in which the excess distribution or gain was actually realized. For purposes of the foregoing rules, a U.S. Holder who uses such Ordinary Shares as security for a loan will be treated as having disposed of such Ordinary Shares.

     The tax consequences described above may be avoided if a U.S. Holder is eligible for and timely makes an election either (i) to treat the Company as a "qualified electing fund" ("QEF") or (ii) to mark the Company's Ordinary Shares to market, each as described below. Generally, a QEF election should be made on or before the due date for filing a U.S. Holder's federal income tax return for the first taxable year for which it held Ordinary Shares. If a timely QEF election is made, an electing U.S. Holder will be required to include in gross income such holder's pro rata share of our ordinary earnings and to include as long-term capital gain such holder's pro rata share of our net capital gain for the taxable year, whether or not any of our income is distributed to U.S. Holders in such year. If the Company does not distribute all of its earnings in a taxable year, a U.S. shareholder making a QEF election may also be permitted to elect to defer payment of some or all of the taxes on the QEF's income, subject to an interest charge on the deferred amount. Inclusions denominated in British pounds are translated into US dollars by reference to the average exchange rate for the corporation's taxable year. Although a later distribution of a previously taxed inclusion is not separately taxable, it may result in a foreign currency gain or loss to the extent of movements in exchange rates between the time of the inclusion and the time of the distribution. The Company intends to provide, upon request, the information required for U.S. federal income tax purposes to permit U.S. Holders to make a QEF election.

     Generally, a U.S. shareholder of "marketable stock" under the PFIC rules may be able to avoid the application of the interest charge rules described above by making a "mark-to-market election." As with a QEF election, generally, a mark-to-market election should be made on or before the due date for filing a U.S. Holder's federal income tax return for the first taxable year for which it held Ordinary Shares. A valid mark-to-market election terminates any QEF election effective for the first year of the mark-to-market election applies. The Ordinary Shares will be treated as marketable stock if (i) the exchange on which the Ordinary Shares are traded (the LSE) has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly market, and to protect investors, (ii) the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced, (iii) the rules of the exchange effectively promote active trading of listed stocks, and (iv) the Ordinary Shares are actively traded on that exchange, meaning that they are traded other than in de minimis quantities on at least 15 days during each calendar quarter. If the mark-to-market election is available, a U.S. Holder making the election would include as ordinary income, for each taxable year during which such stock is held, an amount equal to the increase in value of the U.S. Holder's Ordinary Shares (measured as of the close of the U.S. Holder's taxable year) and any additional gain on the sale of the Shares, and would be allowed a deduction for any decrease in the value of its Shares for the year, but only to the extent of previously included mark-to-market income.

     Whether or not the QEF or mark-to-market elections are made, a U.S. Holder of PFIC stock must annually file IRS Form 8621.

     Information Reporting and Backup Withholding

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

F.   Dividends and Paying Agents

     Not applicable to this Form 20-F.

G.   Statement by Experts

     Not applicable to this Form 20-F.

H.   Documents on Display

     It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The Company's SEC filings since May 22, 2002 are also publicly available through the SEC's website located at http://www.sec.gov.

I.   Subsidiary Information

     Not applicable to this Form 20-F.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     A summary of the main risks faced by the Company are shown in Note 29 in "Item 17. Financial Statements."

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

     (b) There have not been significant changes in the registrant's internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting. There have not been significant changes in other factors that could significantly affect these controls subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses that required the Company to take any corrective actions.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that C. Sinclair, a member and the Chairman of the Audit Committee, is the audit committee financial expert.

Item 16B. CODE OF ETHICS

     The Company is reviewing its governance arrangements in response to recent changes to the U.K. Listing Rules and, as part of this review, has developed a Code of Ethics that is applicable to our principal executive officer and principal financial officer.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Our principal independent auditor is Ernst & Young LLP.

Fees and Services

     During the years ended June 30, 2002, December 31, 2003 and December 31, 2004, and the 6-month period ended December 31, 2002, we paid the following fees for professional services to Ernst & Young:


----------------------- ---------------------- ------------------- -------------------- ------------------
                               Year Ended          Year Ended        Six Months Ended       Year Ended
                           December 31, 2004    December 31, 2003    December 31, 2002     June 30, 2002
----------------------- ----------------------------------------------------------------------------------
                                                       (GBP in thousands)
----------------------- ----------------------------------------------------------------------------------
Audit Fees                       95                    50                  51                  89
----------------------- ---------------------- ------------------- -------------------- ------------------
Audit-Related Fees               --                    --                  --                  21
----------------------- ---------------------- ------------------- -------------------- ------------------
Tax Fees                         12                    --                  --                  --
----------------------- ---------------------- ------------------- -------------------- ------------------
All Other Fees                   --                    --                  --
----------------------- ---------------------- ------------------- -------------------- ------------------
Total                            107                   50                  51                  110
----------------------- ---------------------- ------------------- -------------------- ------------------

     Audit-Related Services comprise services provided in relation to the issue of convertible bonds.

     Tax Services have been provided by Ernst & Young LLP to the US subsidiary companies.

     Other Services have not been provided by Ernst & Young LLP.

     Our Audit Committee is responsible for the oversight of our independent auditor's work. Our Audit Committee's policy is to pre-approve all audit and non-audit services provided by Ernst & Young. These services may include audit services, audit-related services and other services, as described above. In such an event, the Audit Committee sets forth its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. The Chairman of the Audit Committee, J.J. McLachlan until his retirement and C. Sinclair from April 25, 2005, may issue such a pre-approval. Additional services may be pre-approved on an individual basis.

     In  the  fiscal  year  ended  December  31,  2004,   our  Audit   Committee
pre-approved all audit and non-audit services provided by Ernst & Young LLP.

Item 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

Item 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
         PURCHASERS

Not applicable.

                                    PART III


Item 17. FINANCIAL STATEMENTS

     The financial statements required by Item 17, together with the report of Ernst & Young thereon, are included as follows on Pages F1 through F34 of this report:

     Report of independent registered public accounting firm
     ........................................................................F-1
     Consolidated statement of total return for the years ended December 31,
       2004 and December 31, 2003, the six-months ended December 31, 2002 and 2001 (unaudited) and the year ended June 30, 2002
     ........................................................................F-2
     Consolidated balance sheets at  December 31, 2004 and December 31, 2003
     ........................................................................F-3
     Consolidated cash flow statements for the years ended December 31, 2004 and
        December 31, 2003, the six months ended December 31, 2002 and 2001 (unaudited) and the year ended June 30, 2002
     ........................................................................F-4
     Notes to the accounts
     ........................................................................F-6

Item 18. FINANCIAL STATEMENTS

     Not applicable to this Form 20-F.

Item 19. EXHIBITS

     The following exhibits are filed as a part of this annual report:


--------------- --------------------------------------------------------------------------------------- --------------
Exhibit                                             Exhibit Name
Number
--------------- --------------------------------------------------------------------------------------- --------------
1.1             Memorandum of Association                                                                    *
--------------- --------------------------------------------------------------------------------------- --------------
1.2             Articles of Association, as adopted on December 5, 2000                                    Filed
                                                                                                          herewith
--------------- --------------------------------------------------------------------------------------- --------------
2.1             Trust Deed, dated May 20, 2003, between the Company and The Law Debenture Trust            *****
                Corporation p.l.c.
--------------- --------------------------------------------------------------------------------------- --------------
2.2             First Supplemental Trust Deed, dated July 17, 2003, between the Company and The Law        *****
                Debenture Trust Corporation p.l.c.
--------------- --------------------------------------------------------------------------------------- --------------
2.3             Second Supplemental Trust Deed, dated July 21, 2003, between the Company and The Law       *****
                Debenture Trust Corporation p.l.c.
--------------- --------------------------------------------------------------------------------------- --------------
2.4             Third Supplemental Trust Deed, dated August 8, 2003, between the Company and The Law       *****
                Debenture Trust Corporation p.l.c.
--------------- --------------------------------------------------------------------------------------- --------------

4.1             Deposit Agreement, dated November 30, 2000, between the Company and The Bank of New          **
                York
--------------- --------------------------------------------------------------------------------------- --------------
4.2             Services Agreement, dated March 16, 2001, between the Company and Schroder Ventures          **
                K.K. (Japan)
--------------- --------------------------------------------------------------------------------------- --------------
4.3             Services Agreement, dated March 16, 2001, between the Company and Schroder Capital           **
                Partners Limited (Asia)
--------------- --------------------------------------------------------------------------------------- --------------
4.4             Services Agreement, dated March 16, 2001, between the Company and Schroders &                **
                Associates Canada Inc. (Canada)
--------------- --------------------------------------------------------------------------------------- --------------
4.5             Services Agreement, dated March 16, 2001, between the Company and Schroder Ventures          **
                Life Sciences Advisers Limited (Life Sciences)
--------------- --------------------------------------------------------------------------------------- --------------
4.6             Services Agreement, dated March 16, 2001, between the Company and Schroder Venture           **
                Partners LLC (U.S.)
--------------- --------------------------------------------------------------------------------------- --------------
4.7             Services Agreement, dated March 16, 2001, among the Company, Schroder Ventures               **
                (London) Limited and Schroder Ventures Europe BV
--------------- --------------------------------------------------------------------------------------- --------------
4.8             Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited         **
                and Schroder Ventures Limited
--------------- --------------------------------------------------------------------------------------- --------------
4.9             Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited         **
                and Schroder Ventures Investments Limited
--------------- --------------------------------------------------------------------------------------- --------------
4.10            Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited         **
                and Schroders plc
--------------- --------------------------------------------------------------------------------------- --------------
4.11            Fund of Funds Agreement, dated March 16, 2001, between Schroder Ventures (London)            **
                Limited and Schroder Investment Management (Ireland) Limited
--------------- --------------------------------------------------------------------------------------- --------------
4.12            Facility Agreement, dated September 24, 2004, between the Company,  Barings                Filed
                (Guernsey) Limited, The Governor and Company of The Bank of Scotland and The Royal        herewith
                Bank of Scotland plc
--------------- --------------------------------------------------------------------------------------- --------------
4.13            The Executive Share Option Plan                                                              **
--------------- --------------------------------------------------------------------------------------- --------------
4.14            Placing Agreement, dated October 3, 2003, between the Company and J.P. Morgan              *****
                Securities Limited
--------------- --------------------------------------------------------------------------------------- --------------
4.15            Operating Agreement, dated March 21, 2005, between the Company and Permira Holdings        Filed
                Limited                                                                                   herewith
--------------- --------------------------------------------------------------------------------------- --------------
4.16            Subscription Agreement, dated March 21, 2005, between the Company and Permira              Filed
                Capital Limited                                                                           herewith
--------------- --------------------------------------------------------------------------------------- --------------
8.1             List of Subsidiaries of the Company                                                          **
--------------- --------------------------------------------------------------------------------------- --------------
11.1            The Company's Code of Ethics                                                               Filed
                                                                                                          herewith
--------------- --------------------------------------------------------------------------------------- --------------
12.1            Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)                    Filed
                                                                                                          herewith
--------------- --------------------------------------------------------------------------------------- --------------
12.2            Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)                    Filed
                                                                                                          herewith
--------------- --------------------------------------------------------------------------------------- --------------
13.1            Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)                  Furnished
                                                                                                          herewith
--------------- --------------------------------------------------------------------------------------- --------------
13.2            Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)                  Furnished
                                                                                                          herewith
----------------------------------------------------------------------------------------------------------------------

* Incorporated herein by reference to the Company's 2000 annual report on Form 20-F, filed with the Commission on January 16, 2001

** Incorporated herein by reference to the Company's 2001 annual report on Form 20-F, filed with the Commission on November 8, 2001

*** Incorporated herein by reference to the Company's 2002 annual report on Form 20-F, filed with the Commission on December 20, 2002

**** Incorporated herein by reference to the Company's December 2002 transition report on Form 20-F, filed with the Commission on April 3, 2003

***** Incorporated herein by reference to the Company's 2003 annual report on Form 20-F, filed with the Commission on July 13, 2004

--------------------------------------------------------------------------------

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

         SVG CAPITAL PLC
         (Registrant)


                   By:  /s/ John Spedding
                        John Spedding, for and on behalf of Schroder Investment Management Limited, Secretaries


Date: July 11, 2005

SVG Capital plc
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To: The Directors
    SVG Capital plc

We have audited the consolidated balance sheets of SVG Capital plc at December 31, 2004 and 2003, and the related consolidated statements of total return and cash flows for the years ended December 31, 2004 and 2003, the six months ended December 31, 2002 and the year ended June 30, 2002. These accounts are the responsibility of the Company's management. Our responsibility is to express an opinion on these accounts based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free from material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts, assessing the accounting principles used and significant estimates made by management, and evaluating the overall accounts presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accounts referred to above present fairly, in all material respects, the consolidated financial position of SVG Capital plc at December 31, 2004 and 2003, and its consolidated total return and its consolidated cash flows for the years ended December 31, 2004 and 2003, the six months ended December 31, 2002 and the year ended June 30, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 30 of Notes to the Accounts).

Ernst & Young LLP
London, England
March 24, 2005, except for
Note 30 - Differences Between United Kingdom and
United States Generally Accepted Accounting Principles, as to which the date is July 11, 2005

                                       F1



SVG Capital plc
CONSOLIDATED STATEMENT OF TOTAL RETURN (Incorporating The Revenue Account)






                                                             For the year ended               For the year ended
                                                              December 31, 2004                December 31, 2003
                                               Note        Revenue   Capital      Total    Revenue    Capital     Total
                                                            GBP000    GBP000     GBP000     GBP000     GBP000    GBP000
Realized gains on investments                   12               -    31,201     31,201          -     10,894     10,894
Unrealized gains on investments                 12               -    84,929     84,929          -     15,128     15,128
--------------------------------------------- -------  ----------- --------- ---------- ---------- ---------- ----------
Gains on investments                                             -   116,130    116,130          -     26,022     26,022
Foreign exchange gains on                                        -         -         12          -        938        938
  non-cash balances
Foreign exchange (losses)/gains on                            (75)        18       (57)        178      (630)      (452)
  cash balances
Income                                          2           11,171         -     11,171      6,857          -      6,857
Expenses                                       3/22        (9,932)     (928)   (10,860)    (7,642)    (3,357)   (10,999)
--------------------------------------------- -------  ----------- --------- ---------- ---------- ---------- ----------
Net return/(deficit) before finance                          1,164   115,232    116,396      (607)     22,973     22,366
  costs and taxation
Interest payable and similar charges            7          (5,980)         -    (5,980)    (5,106)          -    (5,106)
--------------------------------------------- -------  ----------- --------- ---------- ---------- ---------- ----------
Net (deficit)/return on ordinary                           (4,816)   115,232    110,416    (5,713)     22,973     17,260
  activities before taxation
Tax on ordinary activities                      9               72         -         72        182          -        182
--------------------------------------------- -------  ----------- --------- ---------- ---------- ---------- ----------
Net (deficit)/return on ordinary                           (4,744)   115,232    110,488    (5,531)     22,973     17,442
activities after taxation
Minority interest - equity                                     (2)      (84)       (86)          -       (66)       (66)
--------------------------------------------- -------  ----------- --------- ---------- ---------- ---------- ----------
(Deficit)/return on ordinary activities                    (5,531)   (4,746)    115,148    110,402    (5,531)     22,907
  after tax and minority interest
  attributable to equity shareholders (1)
Dividends                                       8                -         -          -          -          -          -
--------------------------------------------- -------  ----------- --------- ---------- ---------- ---------- ----------
(Deficit)/surplus transferred (from)/to                    (4,746)   115,148    110,402    (5,531)     22,907     17,376
reserves
--------------------------------------------- -------  ----------- --------- ---------- ---------- ---------- ----------
(Deficit)/return per ordinary share             10         (4.19)p   101.60p     97.41p    (5.32)p     22.02p     16.70p
(Deficit)/return per ordinary share -           10         (4.19)p    98.95p               (5.32)p     21.64p
diluted



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

                                       F2

SVG Capital plc
CONSOLIDATED STATEMENT OF TOTAL RETURN (Incorporating The Revenue Account)


                                                                                          For the six months ended
                                                         For the six months ended             December 31, 2001
                                                            December 31, 2002                    (unaudited)
                                             Note       Revenue     Capital      Total   Revenue    Capital       Total
                                                         GBP000      GBP000     GBP000    GBP000     GBP000      GBP000
Realized gains on investments                 12              -      57,997     57,997         -      5,077       5,077
Unrealized losses on investments              12              -    (15,420)   (15,420)         -   (16,756)    (16,756)
------------------------------------------- -------  ---------- ------------ --------- ---------- ----------- ----------
Gains/(losses) on investments                                 -      42,577     42,577         -   (11,679)    (11,679)
Foreign exchange gains on                                     -       (901)      (901)         -          -           -
  non-cash balances
Foreign exchange gains/(losses) on                         (17)         591        574        26       (94)        (68)
  cash balances
Income                                        2           3,385           -      3,385     4,681          -       4,681
Expenses                                      3         (4,065)           -    (4,065)   (4,131)          -     (4,131)
------------------------------------------- -------  ---------- ------------ --------- ---------- ----------- ----------
Net (deficit)/return before finance                       (697)      42,267     41,570       576   (11,773)    (11,197)
  costs and taxation
Interest payable and similar charges          7         (1,523)           -    (1,523)     (276)          -       (276)
------------------------------------------- -------  ---------- ------------ --------- ---------- ----------- ----------
Net (deficit)/return on ordinary                        (2,220)      42,267     40,047       300    (11,773)   (11,473)
  activities before taxation
Tax on ordinary activities                    9              36           -         36     (122)          -       (122)
------------------------------------------- -------  ---------- ------------ --------- ---------- ----------- ----------
Net (deficit)/return on ordinary                        (2,184)      42,267     40,083       178    (11,773)   (11,595)
  activities after tax
Minority interest - equity                                  (1)          23         22       (1)          20         19
------------------------------------------- -------  ---------- ------------ --------- ---------- ----------- ----------
(Deficit)/return on ordinary activities                    177       (5,531)   42,290      40,105        177   (11,753)
 after tax and minority interest
 attributable to equity shareholders (1)
Dividends                                      8              -           -          -         -          -           -
--------------------------------------------- -----  ---------- ------------ --------- ---------- ----------- ----------
(Deficit)/surplus transferred (from)/to                 (2,185)      42,290     40,105       177    (11,753)   (11,576)
reserves
--------------------------------------------- -----  ---------- ------------ --------- ---------- ----------- ----------
(Deficit)/return per ordinary share            10       (2.14)p      41.35p     39.21p     0.17p   (11.49)p    (11.32)p
(Deficit)/return per ordinary share -          10       (2.14)p      41.35p                0.17p   (11.49)p
diluted

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

                                       F3



SVG Capital plc
CONSOLIDATED STATEMENT OF TOTAL RETURN (Incorporating The Revenue Account)


                                                                         For the year ended
                                                                            June 30 2002
                                                         Note       Revenue    Capital        Total
                                                                     GBP000     GBP000       GBP000
Realized gains on investments                             12              -     11,914       11,914
Unrealized losses on investments                          12              -    (4,202)      (4,202)
------------------------------------------------------ ---------  --------- ----------- -----------
Gains on investments                                                      -      7,712        7,712
Foreign exchange gains on                                                 -           -
  non-cash balances                                                                              -
Foreign exchange (losses)/gains on                                        3                       5
  cash balances                                                                     42           4
Income                                                    2           7,674          -        7,674
Expenses                                                  3         (7,293)          -      (7,293)
------------------------------------------------------ ---------  --------- ----------- -----------
Net return/(deficit) before finance costs and                           384      7,754       8,138
taxation
Interest payable and similar charges                      7         (1,832)          -     (1,832)
------------------------------------------------------ ---------  --------- ----------- -----------
Net (deficit)/return on ordinary activities before                  (1,448)      7,754        6,306
taxation
Tax on ordinary activities                                9           (105)          -        (105)
------------------------------------------------------ ---------  --------- ----------- -----------
Net (deficit)/return on ordinary activities after                   (1,553)      7,754        6,201
taxation
Minority interest - equity                                              (2)         16           14
------------------------------------------------------ ---------  --------- ----------- -----------
(Deficit)/return on ordinary activities                             (1,555)      7,770       6,215
  after tax and minority interest
  attributable to equity shareholders (1)
Dividends                                                 8               -          -            -
------------------------------------------------------ ---------  --------- ----------- -----------
(Deficit)/surplus transferred (from)/to reserves                    (1,555)      7,770        6,215
------------------------------------------------------ ---------  --------- ----------- -----------
(Deficit)/return per ordinary share                       10        (1.52)p      7.60p        6.08p
(Deficit)/return per ordinary share - diluted             10        (1.52)p      7.60p



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

                                       F4



SVG Capital plc

CONSOLIDATED BALANCE SHEETS


                                                                                       At December 31      At December 31
                                                                                                 2004                2003
                                                                    Notes                      GBP000              GBP000

TANGIBLE FIXED ASSETS                                                  11                       1,161                 399
----------------------------------------------------------------- -------- --------------------------- -------------------

FIXED ASSET INVESTMENTS
Private equity funds and co-investments                                12                     688,198             560,287
UK listed equity funds                                                 12                      15,179               8,184
Money market instruments                                               12                      10,987              41,877
----------------------------------------------------------------- -------- --------------------------- -------------------
                                                                                              714,364             610,348
----------------------------------------------------------------- -------- --------------------------- -------------------

CURRENT ASSETS
Debtors                                                                14                       4,390               6,718
Cash at bank                                                                                   14,161               5,791
----------------------------------------------------------------- -------- --------------------------- -------------------
                                                                                               18,551              12,509
----------------------------------------------------------------- -------- --------------------------- -------------------

CURRENT LIABILITIES
Creditors: amounts falling due within one year                         15                     (7,764)             (8,111)
----------------------------------------------------------------- -------- --------------------------- -------------------
NET CURRENT ASSETS                                                                             10,787               4,398
----------------------------------------------------------------- -------- --------------------------- -------------------

----------------------------------------------------------------- -------- --------------------------- -------------------
Debtors: amounts falling due after more than one year                                              74                   -
----------------------------------------------------------------- -------- --------------------------- -------------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                                         726,386             615,145

Creditors: amounts falling due after more than one year                16                    (49,479)            (88,108)

Minority interest - non-equity                                                                  (100)               (100)
Minority interest - equity                                                                      (404)               (319)

----------------------------------------------------------------- -------- --------------------------- -------------------
NET ASSETS                                                                                    676,403             526,618
----------------------------------------------------------------- -------- --------------------------- -------------------

CAPITAL AND RESERVES
Called up share capital                                                18                     122,530             112,655
Share premium account                                                  19                      72,622              43,114
Capital redemption reserve                                             20                       3,204               3,204
Share purchase reserve                                                 21                      92,054              92,054
Capital reserve                                                        22                     397,050             281,902
Revenue reserve                                                        23                    (11,057)             (6,311)

----------------------------------------------------------------- -------- --------------------------- -------------------
EQUITY SHAREHOLDERS' FUNDS                                             24                     676,403             526,618
----------------------------------------------------------------- -------- --------------------------- -------------------

Net asset value per ordinary share -undiluted                          25                      552.0p              467.5p
                                   -diluted                            25                      539.7p              458.7p


The notes to the accounts form an integral part of these accounts.

                                       F5



SVG Capital plc

CONSOLIDATED CASH FLOW STATEMENTS


                                                   For the year     For the year       For the six       For the six  For the year
                                                 ended December   ended December      months ended      months ended         ended
                                                       31, 2004         31, 2003      December 31,      December 31,      June 30,
                                                                                              2002              2001          2002
                                                                                                        (unaudited)
                                        Note             GBP000           GBP000            GBP000           GBP'000        GBP000
OPERATING ACTIVITIES
Income received on investments                            1,858              931               440             1,182         1,567
Bank interest received                                      409              424               228               227           454
Investment advisory fee income received                  10,563            4,442             1,857             3,468         5,047
Administrative expenses paid                            (10,262)          (8,068)           (2,433)           (3,626)        (7,279)
--------------------------------------- ----- ----------------- ---------------- ----------------- ----------------- --------------
Net cash inflow/(outflow) from            26              2,568           (2,271)               92             1,251           (211)
operating activities
--------------------------------------- ----- ----------------- ---------------- ----------------- ----------------- --------------

RETURN ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid                                           (4,025)          (2,808)           (1,801)                -              -
Loan facility finance costs                             (1,198)          (2,361)             (634)              (64)          (550)
----------------------------------------- -------- ------------ ---------------- ----------------- ----------------- --------------
Net cash outflow from investments and servicing         (5,223)          (5,169)           (2,435)              (64)          (550)
of finance
----------------------------------------- -------- ------------ ---------------- ----------------- ----------------- --------------

TAXATION
UK tax (paid)/recovered                                    (27)             131                 -                 -              -
Overseas tax suffered                                       (4)              (8)              (24)             (122)          (117)
----------------------------------------- -------- ------------ ---------------- ----------------- ----------------- --------------
                                                           (31)             123               (24)             (122)          (117)
Total tax (paid)/recovered
----------------------------------------- -------- ------------ ---------------- ----------------- ----------------- --------------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of money market instruments                  (239,040)        (100,720)         (127,797)         (101,752)      (316,731)
Purchase of UK listed equity funds                      (4,699)          (7,477)                -                 -              -
Purchase of tangible fixed assets                       (1,004)            (221)              (34)             (310)          (311)
Calls paid                                            (159,477)        (110,737)         (122,677)          (53,697)       (77,474)
Sale of money market instruments                       270,012           73,052           144,494           102,165        311,001
Sale of UK listed equity funds                           1,394                -                 -                 -              -
Capital distributions received                         143,924           59,426           104,510            15,784         48,976
----------------------------------------- -------- ------------ ---------------- ----------------- ----------------- --------------
Net cash inflow/(outflow) from capital                  11,110          (86,677)           (1,504)          (37,810)       (34,539)
expenditure and financial investment
----------------------------------------- -------- ------------ ---------------- ----------------- ----------------- --------------

EQUITY DIVIDENDS PAID
Dividends                                                    -                -                 -            (1,841)        (1,841)
----------------------------------------- -------- ------------ ---------------- ----------------- ----------------- --------------
Total dividends paid                                         -                -                 -            (1,841)        (1,841)
----------------------------------------- -------- ------------ ---------------- ----------------- ----------------- --------------

FINANCING
Drawdown from loan facility               15                 -           39,996            25,110                 -              -
Repayment of loan facility                15                 -          (39,028)          (26,011)                -              -
Proceeds from ordinary share placing      19                 -           47,919                 -                 -              -
Issue and listing costs of ordinary shares                  (9)          (2,448)                -                 -              -
Proceeds from convertible bond issue      16                 -           49,797                 -            40,000         40,000
Issue and listing costs of convertible bonds                 -             (886)             (218)             (579)          (675)
-------------------------------------------------- ------------ ---------------- ----------------- ----------------- --------------
Net cash inflow/(outflow) from financing                     3           95,350           (1,119)            39,421         39,325
-------------------------------------------------- ------------ ---------------- ----------------- ----------------- --------------
NET CASH INFLOW                                          8,415            1,356           (4,990)               835          2,067
-------------------------------------------------- ------------ ---------------- ----------------- ----------------- --------------

                                       F6



SVG Capital plc

CONSOLIDATED CASH FLOW STATEMENTS (continued)


RECONCILIATION OF NET                           For the year      For the year      For the six       For the six    For the year
CASH FLOW TO MOVEMENT                                  ended             ended     months ended      months ended           ended
IN NET (DEBT)/FUNDS                             December 31,      December 31,     December 31,      December 31,        June 30,
                                                        2004              2003             2002              2001            2002
                                                                                                      (unaudited)
                                                      GBP000            GBP000           GBP000           GBP'000          GBP000

Increase/(decrease) in cash during the period          8,415             1,356          (4,990)               835           2,067
Exchange (loss)/gain on currency balances
                                                        (45)             (452)              574              (68)              45
Decrease/(increase) in convertible bonds              38,693          (48,418)             (49)          (39,343)        (39,152)
------------------------------------------- ---------------- ----------------- ---------------- ---------------- ----------------

Change in net debt                                    47,063          (47,514)          (4,465)          (38,576)        (37,040)
Net (debt)/funds brought forward                    (81,828)          (34,314)         (29,849)             7,191           7,191
------------------------------------------- ---------------- ----------------- ---------------- ---------------- ----------------
Net debt carried forward                 28         (34,765)          (81,828)         (34,314)          (31,385)        (29,849)
---------------------------------------- ------- ----------- ----------------- ---------------- ---------------- ----------------

                                       F7




SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)

1.        ACCOUNTING POLICIES

          A summary  of the more important accounting policies is set out below:

          a) These accounts have been prepared under the historical cost convention modified to include certain investments at valuation, and in accordance with accounting standards applicable in the United Kingdom and the Statement of Recommended Practice "Financial Statements of Investment Trust Companies". The preparation of accounts requires Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

          Revenue distributions receivable by the Company which arise from dividends, interest and other revenue items through the Schroder Ventures' or Permira funds are credited to the Company's revenue account when such income distributions are declared. Investment income arising from directly held investments of the Company are, in the case of dividends, included as revenue in the period in which they go ex-dividend, and, in the case of interest income which, together with interest payable and all other revenue expenses, are treated on an accruals basis.

          Realized profits on capital distributions receivable by the Company which arise from the realization of investments within the Schroder Ventures' and Permira funds are credited to the Company's capital reserve when they are declared.

                                       F8

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)

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

          h)     Taxation
          Deferred tax is provided in accordance with UK Financial Reporting Standard 19 on all timing differences that have originated but not reversed by balance sheet date. Deferred tax assets are only recognized to the extent that they are recoverable.

          i)     Basis of consolidation
          The Consolidated Statement of Total Return and Balance Sheet include the accounts of SVG Capital plc ("the Company") and its subsidiary undertakings (together, the "Group") made up to the balance sheet date using the purchase method.

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

                                       F9



SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


2.   INCOME
                                                                                              For the          For the
                                                                                           year ended       year ended
                                                                                          December 31      December 31
                                                                                                 2004             2003
                                                                                               GBP000           GBP000

Income from money market instruments                                                            1,092              454
Income from venture funds and co-investments                                                    1,120              564
Interest receivable and similar income                                                            409              401
Income from investment advisory services                                                        8,550            5,438
------------------------------------------------------------------------------------ ----------------- ----------------
                                                                                               11,171            6,857
------------------------------------------------------------------------------------ ----------------- ----------------




                                                                        For the six       For the six          For the
                                                                       months ended      months ended       year ended
                                                                        December 31       December 31          June 30
                                                                               2002              2001             2002
                                                                                          (unaudited)
                                                                             GBP000           GBP'000           GBP000

Income from money market instruments                                            267               394              767
Income from venture funds and co-investments                                    153               764              770
Interest receivable and similar income                                          249               292              452
Income from investment advisory services                                      2,716             3,231            5,685
---------------------------------------------------------------- ------------------- ----------------- ----------------

                                                                              3,385             4,681            7,674
---------------------------------------------------------------- ------------------- ----------------- ----------------
Income arises mainly from UK assets or operations.

                                      F10




SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


3.       EXPENSES                                                                                    For the          For the
                                                                                                  year ended       year ended
                                                                                                 December 31      December 31
                                                                                                        2004             2003
                                                                                                      GBP000           GBP000
Fees payable to Schroder Investment Management Ltd (note 28)                                             451              322
Directors' remuneration (note 4)                                                                       1,800            1,504
Staff costs (note 5)                                                                                   5,056            3,773
Depreciation (note 11)                                                                                   161              100
General expenses                                                                                       2,357            1,893
Enlargement of operations costs                                                                            -                -
Auditors' remuneration
- audit                                                                                                   67               40
- non-audit                                                                                               40               10
------------------------------------------------------------------------------------------ ------------------ ----------------
                                                                                                       9,932            7,642
------------------------------------------------------------------------------------------ ------------------ ----------------



                                                                              For the six        For the six          For the
                                                                             months ended       months ended       year ended
                                                                              December 31        December 31          June 30
                                                                                     2002               2001             2002
                                                                                                 (unaudited)
                                                                                   GBP000             GBP000           GBP000
Fees payable to Schroder Investment Management Ltd (note 28)                          192                141              293
Directors' remuneration (note 4)                                                      885                579            1,110
Staff costs (note 5)                                                                1,746              2,408            4,258
Depreciation (note 11)                                                                 45                 12               65
General expenses                                                                    1,146                896            1,416
Enlargement of operations costs                                                         -                 62               62
Auditors' remuneration
- audit                                                                                49                 33               89
- non-audit                                                                             2                  -                -
----------------------------------------------------------------------- ------------------ ------------------ ----------------
                                                                                    4,065              4,131            7,293
----------------------------------------------------------------------- ------------------ ------------------ ----------------

                                      F11



SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


4.   DIRECTORS' REMUNERATION                                                                   For the           For the
                                                                                            Year ended        Year ended
                                                                                           December 31       December 31
                                                                                                  2004              2003
                                                                                                GBP000            GBP000
NEH Ferguson                                                                                       814               761
F Finlay                                                                                             9
CJ Govett                                                                                           21                24
AJ Habgood                                                                                          30                24
EW Koning                                                                                           26                21
JJ McLachlan                                                                                        75                75
D Raeburn                                                                                           30                24
IP Sedgwick                                                                                          -                 -
AF Sykes                                                                                             6                23
AC Williams                                                                                        789               552
-------------------------------------------------------------------------------------- ---------------- -----------------
                                                                                                 1,800             1,504
-------------------------------------------------------------------------------------- ---------------- -----------------




                                                                          For the six      For the six           For the
                                                                         months ended     months ended        year ended
                                                                          December 31      December 31           June 30
                                                                                 2002             2001              2002
                                                                                           (unaudited)
                                                                               GBP000           GBP000            GBP000

NEH Ferguson                                                                      467              485               823
F Finlay                                                                            -                -                 -
CJ Govett                                                                          12               12                24
AJ Habgood                                                                         12               12                24
EW Koning                                                                          11               10                20
JJ McLachlan                                                                       38               38                75
D Raeburn                                                                          12               11                22
IP Sedgwick                                                                         -                9                17
AF Sykes                                                                           10                2                 4
AC Williams                                                                       323                -               101
--------------------------------------------------------------------- ---------------- ---------------- -----------------
                                                                                  885              579             1,110
--------------------------------------------------------------------- ---------------- ---------------- -----------------

--------------------------------------------------------------------------------
The amounts shown above do not include any payments or rights to pensions. As shown above, Nicholas Ferguson is the highest paid director for the year ended December 31, 2004.
--------------------------------------------------------------------------------

                                      F12



SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


5.       STAFF COSTS                                                                   For the year         For the year
                                                                                              ended                ended
                                                                                        December 31          December 31
                                                                                               2004                 2003
                                                                                             GBP000               GBP000
Salaries and other remuneration                                                               3,990                2,924
Social security costs                                                                           646                  442
Pension costs (note 6)                                                                          420                  407
--------------------------------------------------------------------------------- ------------------ --------------------
                                                                                              5,056                3,773
-------------------------------------------------------------------------------------------------------------------------

The Company has no employees. The average number of employees employed by Group undertakings was:


                                                                                             Number               Number
Full-time employees                                                                              24                   20
Seconded staff                                                                                    4                    4
--------------------------------------------------------------------------------- ------------------ --------------------
                                                                                                 28                   24
--------------------------------------------------------------------------------- ------------------ --------------------



                                                                     For the six          For the six            For the
                                                                    months ended         months ended         year ended
                                                                     December 31          December 31            June 30
                                                                            2002                 2001               2002
                                                                                          (unaudited)
                                                                          GBP000               GBP000             GBP000
Salaries and other remuneration                                            1,401                1,958              3,491
Social security costs                                                        237                  217                409
Pension costs (note 6)                                                       108                  233                358
-------------------------------------------------------------- ------------------ -------------------- ------------------
                                                                           1,746                2,408              4,258
-------------------------------------------------------------- ------------------ -------------------- ------------------

The Company has no employees. The average number of employees employed by Group undertakings was:


                                                                          Number             Number               Number
Full-time employees                                                           20                 14                   17
Seconded staff                                                                 4                  4                    4
-------------------------------------------------------------- ------------------ ------------------ --------------------
                                                                              24                 18                   21
-------------------------------------------------------------- ------------------ ------------------ --------------------

                                      F13

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)

6.   PENSION COSTS






                                               For the           For the      For the six       For the six        For the
                                           year  ended       year  ended     months ended      months ended     year ended
                                           December 31       December 31      December 31       December 31        June 30
                                                  2004              2003             2002              2001           2002
The charge for pension costs                                                                    (unaudited)
comprises:                                      GBP000            GBP000           GBP000            GBP000         GBP000

Defined benefit schemes                            172               172               29                26             52
Money purchase schemes                             248               235               79               207            306
-------------------------------------- ---------------- ----------------- ---------------- ----------------- --------------
                                                   420               407              108               233            358
-------------------------------------- ---------------- ----------------- ---------------- ----------------- --------------

The Group does not participate in a SVG Group pension scheme. Costs in respect of defined benefit schemes relate to payments due to the Schroders Retirement Benefits Scheme ("the Scheme") in respect of four employees, including the Company's executive Directors, seconded from Schroder Investment Management Limited to SVG Advisers Limited ("SVGA"), a wholly owned subsidiary of SVG Capital plc. SVGA and the Scheme's trustees, taking advice from the independent actuaries, agree the contributions.

In accordance with UK Financial Reporting Standard 17, the Scheme is accounted for as a defined contribution scheme on the basis that the Group is unable to identify its share of the underlying assets and liabilities of the Scheme at the balance sheet date. In particular, the Scheme had 515 active members in the defined benefit section at December 31, 2004 and the accounts of Schroders plc disclosed a net pension deficit in respect of the Scheme of GBP21.2 million, calculated under UK Financial Reporting Standard 17 based on valuations prepared by independent qualified actuaries.


7.    INTEREST PAYABLE AND SIMILAR CHARGES


                                               For the          For the        For the six       For the six      For the
                                            Year ended       Year ended      months  ended     months  ended   year ended
                                           December 31      December 31        December 31       December 31      June 30
                                                  2004             2003               2002              2001         2002
                                                                                                 (unaudited)
                                                GBP000           GBP000             GBP000            GBP000       GBP000

Convertible bond interest                        3,787            3,050                900               213        1,100
Amortization of convertible bond                   707               95                 45                 -           45
premium, issue and listing costs
Loan facility finance costs                      1,439            1,961                577                63          687
Other interest                                      47                -                  1                 -            -
-------------------------------------- ---------------- ---------------- ------------------ ----------------- ------------
                                                 5,980            5,106              1,523               276        1,832
-------------------------------------- ---------------- ---------------- ------------------ ----------------- ------------

                                      F14



SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)

8.    DIVIDENDS
No dividends have been declared in respect of any of the financial periods included herein.



9.    TAXATION                                                                                   For the          For the
(a) The (credit)/charge for taxation for the period is made up as follows:                    Year ended       Year ended
                                                                                             December 31      December 31
                                                                                                    2004             2003
                                                                                                  GBP000           GBP000
Current Tax
Corporation tax                                                                                        -                -
Double taxation relief                                                                                 -                -
---------------------------------------------------------------------------------------- ---------------- ----------------
                                                                                                       -                -
Income tax suffered by the venture funds                                                               -              (9)
Overseas tax                                                                                           2                1
Prior year adjustment                                                                               (74)            (174)
---------------------------------------------------------------------------------------- ---------------- ----------------
Total current tax (note 9(b))                                                                       (72)            (182)
---------------------------------------------------------------------------------------- ---------------- ----------------
Deferred Tax
Deferred tax - prior year adjustment                                                                   -                -
---------------------------------------------------------------------------------------- ---------------- ----------------
Total deferred tax                                                                                     -                -
---------------------------------------------------------------------------------------- ---------------- ----------------
                                                                                                    (72)            (182)
Total tax (credit)/charge
---------------------------------------------------------------------------------------- ---------------- ----------------


                                                                            For the six      For the six          For the
                                                                           months ended     months ended       year ended
                                                                            December 31      December 31          June 30
                                                                                   2002             2001             2002
                                                                                             (unaudited)
                                                                                 GBP000           GBP000           GBP000
Current Tax
Corporation tax                                                                       -                -                -
Double taxation relief                                                                -                -                -
----------------------------------------------------------------------- ---------------- ---------------- ----------------
                                                                                      -                -                -
Income tax suffered by the venture funds                                              -                -                -
Overseas tax                                                                          8              122              133
Prior year adjustment                                                              (44)                -             (64)
----------------------------------------------------------------------- ---------------- ---------------- ----------------
Total current tax (note 9(b))                                                      (36)              122               69
----------------------------------------------------------------------- ---------------- ---------------- ----------------
Deferred Tax
Deferred tax - prior year adjustment                                                  -                -               36
----------------------------------------------------------------------- ---------------- ---------------- ----------------
Total deferred tax                                                                    -                -               36
----------------------------------------------------------------------- ---------------- ---------------- ----------------
Total tax (credit)/charge                                                          (36)              122              105
----------------------------------------------------------------------- ---------------- ---------------- ----------------

--------------------------------------------------------------------------------------------------------------------------

There are no profits chargeable to corporation tax in the current period. Excess management expenses relating to the private equity fund investments are available to set against the taxable income of the Company. These excess management expenses are included within the investments in venture funds in the balance sheet of the Company and are not reflected in the Company's revenue account.
If in a future year in relation to the venture fund investments, income exceeds expenses, the taxation charge to the Company's revenue account will include tax on this excess with a suitable note by way of explanation.

                                      F15


SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


9.    TAXATION (continued)
(b) Factors affecting current tax (credit)/charge for the period:                                For the      For the six
                                                                                              year ended       year ended
                                                                                             December 31      December 31
                                                                                                    2004             2003
                                                                                                  GBP000           GBP000
Deficit on ordinary activities before taxation                                                    (4,816)          (5,713)
---------------------------------------------------------------------------------------- ---------------- ----------------
Corporation tax at 30%                                                                            (1,445)          (1,714)
Effects of:
Unutilized current period expenses carried forward                                                   542            1,700
Estimated income from funds less non-taxable distributions                                           959                -
Losses brought forward utilized in the year                                                          (5)                -
Non deductible expenses                                                                                7               17
Overseas taxation written off                                                                          -                1
Overseas tax claimed as an expense                                                                     -                -
Depreciation in excess of capital allowances                                                        (26)                -
Other short-term timing differences                                                                    2                -
Income tax recoverable on private equity funds                                                         -               (9)
Income of subsidiary not taxable                                                                     (57)              (3)
Taxable dividend credited to capital                                                                   -                -
Private equity funds expenses utilized in period                                                       -                -
Restriction to current tax re prior year adjustments                                                   25               -
Prior year adjustments                                                                               (74)            (174)
---------------------------------------------------------------------------------------- ---------------- ----------------
                                                                                                    (72)            (182)
Current tax credit for the period (note 9(a))
---------------------------------------------------------------------------------------- ---------------- ----------------


                                                                            For the six       For the six          For the
                                                                           months ended      months ended       year ended
                                                                            December 31       December 31          June 30
                                                                                   2002              2001             2002
                                                                                              (unaudited)
                                                                                 GBP000            GBP000           GBP000
(Deficit)/return on ordinary activities before taxation                          (2,220)              300          (1,448)
----------------------------------------------------------------------- ---------------- ---------------- ----------------
Corporation tax at 30%                                                             (666)               90            (434)
Effects of:
Unutilized current period expenses carried forward                                  625                -              250
Estimated income from funds less non-taxable distributions                            -                -                -
Losses brought forward utilized in the year                                           -                -                -
Non deductible expenses                                                               8              122               54
Overseas taxation written off                                                         8                -              133
Overseas tax claimed as an expense                                                    -                -              (86)
Other short-term timing differences                                                  61                -                -
Income tax recoverable on private equity funds                                        -                -                -
Income of subsidiary not taxable                                                    (28)               -              (58)
Taxable dividend credited to capital                                                  -                -              274
Private equity funds expenses utilized in period                                      -             (90)                -
Restriction to current tax re prior year adjustments                                  -                -                -
Prior year adjustments                                                              (44)               -              (64)
----------------------------------------------------------------------- ---------------- ---------------- ----------------
                                                                                   (36)              122               69
Current tax charge for the period (note 9(a))
----------------------------------------------------------------------- ---------------- ---------------- ----------------

---------------------------------------------------------------------------------------- -------------- ------------------

(c) Factors affecting future tax charges
The Group currently has and expects to generate surplus tax losses. A deferred tax asset in respect of these surplus losses is not recognized because their utilization is considered unlikely in the foreseeable future.

                                      F16

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


10.    RETURN PER ORDINARY SHARE

                                                             For the year ended                  For the year ended
                                                             December 31, 2004                   December 31, 2003
                                                      Revenue     Capital      Total      Revenue     Capital      Total
Return per ordinary share - basic                     (4.19)p     101.60p      97.41p     (5.32)p      22.02p      16.70p
Return per ordinary share - fully diluted             (4.19)p      98.95p                 (5.32)p      21.64p

                                                          For the six months ended            For the six months ended
                                                             December 31, 2002             December 31, 2001 (unaudited)
                                                      Revenue     Capital      Total      Revenue     Capital      Total
Return per ordinary share - basic                     (2.14)p      41.35p      39.21p      0.17p      (11.49)p    (11.32)p
Return per ordinary share - fully diluted             (2.14)p      41.35p                  0.17p      (11.49)p

                                                                                                 For the year ended
                                                                                                   June 30, 2002
                                                                                          Revenue     Capital      Total
Return per ordinary share - basic                                                         (1.52)p      7.60p       6.08p
Return per ordinary share - fully diluted                                                 (1.52)p      7.60p


The basic revenue return per ordinary share is based on the net deficit on ordinary activities after taxation and minority interest of GBP4,746,000 (year ended December 31, 2003: deficit of GBP5,531,000; six months ended December 31, 2002: deficit of GBP2,185,000; six months ended December 31, 2001: return of GBP177,000; year ended June 30, 2002: deficit of GBP1,555,000) and on 113,329,674 ordinary shares (year ended December 31, 2003: 104,018,459); six months ended December 30, 2002: 102,265,699; six months ended December 31, 2001:
102,265,699; year ended June 30, 2002: 102,265,699) being the weighted average number of shares in issue during each period.

The capital return per ordinary share is based on the net return for the year of GBP115,148,000 (year ended December 31, 2003: return of GBP22,907,000; six months ended December 31, 2002: return of GBP42,290,000; six months ended December 31, 2001: deficit of GBP11,753,000; year ended June 30, 2002: return of GBP7,770,000) and on 113,329,674 ordinary shares (year ended December 31, 2003:
104,018,459); six months ended December 31, 2002: 102,265,699; six months ended December 31, 2001: 102,265,699; June 30, 2002: 102,265,699) being the weighted average number of shares in issue during each period.

The diluted revenue returns per ordinary share have been calculated in accordance with UK Financial Reporting Standard 14 under which the convertible bonds are regarded as dilutive if, on conversion, the increased returns attributable to equity shareholders arising from interest saved (less taxation), divided by the increased weighted average number of shares, are less than the basic returns per ordinary share. These calculations assume that conversion of dilutive potential ordinary shares takes place at the beginning of each financial period, at an exercise price of 399p for the 2011 bonds, and 480p for the 2013 bonds. The convertible bonds in issue do not have a dilutive effect on revenue returns in any of the financial periods covered by this report.

The diluted revenue returns per ordinary share have also been calculated assuming the exercise of all potential dilutive ordinary shares arising from the share options in issue (see note 18). The share options in issue do not have a dilutive effect on revenue returns in any of the financial periods included herein.

The diluted capital returns are based on 116,370,467 ordinary shares (year ended December 31, 2003: 105,858,888; six months ended December 31, 2002: 102,265,699;
six months  ended  December  31,  2001:  102,265,699;  year ended June 30, 2002:
102,265,699) being the weighted average number of shares in issue during each period assuming conversion of the bonds and exercise of the options.

                                      F17

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


11.      TANGIBLE FIXED ASSETS                                   For the year ended December 31, 2004
                                                                                 Telecomm-
                                                      Leasehold                 unications
                                                       Improve-      Computer   and Office
                                                          ments     equipment    equipment         Art         Total
                                                         GBP000        GBP000       GBP000      GBP000        GBP000
 Cost
 Opening balance                                            150           353          100           -           603
 Additions                                                  577           159          231          37         1,004
 Disposals                                                (140)           (2)         (22)           -         (164)
 Exchange translation adjustments                           (1)           (3)          (1)           -           (5)
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 Closing balance                                            586           507          308          37         1,438
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------


 Depreciation
 Opening balance                                             65            99           40           -           204
 Charge for the year                                         47            99           15           -           161
 Disposals                                                 (73)           (2)         (11)           -          (86)
 Exchange translation                                         -           (2)            -           -           (2)
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 Closing balance                                             39           194           44           -           277
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------


 Net Book Value
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 Opening balance                                             85           254           60           -           399
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 Closing balance                                            547           313          264          37         1,161
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------

                                                                 For the year ended December 31, 2003
                                                                                 Telecomm-
                                                      Leasehold                 unications
                                                       Improve-      Computer   and Office
                                                          ments     equipment    equipment         Art         Total
                                                         GBP000        GBP000       GBP000      GBP000        GBP000
 Cost
 Opening balance                                            150           142           99           -           391
 Additions                                                    1           217            3           -           221
 Disposals                                                    -           (2)            -           -           (2)
 Exchange translation adjustments                           (1)           (4)          (2)           -           (7)
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 Closing balance                                            150           353          100           -           603
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------

 Depreciation
 Opening balance                                             35            53           21           -           109
 Charge for the year                                         30            50           20           -           100
 Disposals                                                    -           (1)            -           -           (1)
 Exchange translation                                         -           (3)          (1)           -           (4)
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 Closing balance                                             65            99           40           -           204
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------

 Net Book Value
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 Opening balance                                             85           254           60           -           399
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 Closing balance                                            115            89           78           -           282
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------

                                      F18

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


12.      INVESTMENTS                             For the year ended December 31, 2004          For the year ended December 31, 2003
                                                 Private                              Private Equity
                                                  Equity Listed       Money                    funds  Listed
                                               funds and equity      market     Total        and Co-  equity Money market     Total
                                          Co-investments  funds instruments portfolio    investments   funds  instruments portfolio
                                                  GBP000 GBP000      GBP000    GBP000         GBP000  GBP000       GBP000    GBP000
 Valuation at the beginning of the period        560,287  8,184      41,877   610,348        483,959       -       13,911   497,870
 Calls and purchases payable                     159,477  4,699     239,040   403,216        110,737   8,015      100,720   219,472
 Distributions and sales receivable             (143,924)(1,394)   (270,012) (415,330)       (59,426)   (538)     (73,052) (133,016)
 Realized gain/(loss) for the period              30,849    278          74    31,201         10,985     143         (234)   10,894
 Unrealized gain/(loss) for the period            81,509  3,412           8    84,929         14,032     564          532    15,128
------------------------------------------- ------------- ------- ----------- --------- ------------- -------- ----------- --------
 Valuation carried forward                       688,198  15,179     10,987   714,364        560,287   8,184       41,877   610,348
------------------------------------------- ------------- ------- ----------- --------- ------------- -------- ----------- --------



                                        For the six months ended December 31, 2002    For the six months ended December 31, 2001
                                                                                                          (unaudited)
                                            Private Equity                           Private Equity
                                                 funds and  Money market     Total        funds and  Money market          Total
                                            co-investments   instruments portfolio   Co-investments   instruments      portfolio
                                                    GBP000        GBP000    GBP000           GBP000        GBP000         GBP000
Valuation at the beginning of the period           422,823        31,000   453,823          387,030        24,853        411,883
Calls and purchases payable                        122,677       127,797   250,474           53,697       101,752        155,449
Distributions and sales receivable                (104,510)     (144,494) (249,004)         (15,784)     (102,165)      (117,949)
Realized gain/(loss) for the period                 58,425          (428)   57,997            4,765           312          5,077
Unrealized (loss)/gain for the period              (15,456)           36   (15,420)         (16,488)         (268)       (16,756)
-------------------------------------------- --------------- ------------ --------- ------------------ ------------ --------------
Valuation at end of the period                     483,959        13,911   497,870           413,220       24,484        437,704
-------------------------------------------- --------------- ------------ --------- ------------------ ------------- --------------



                                                                                                     For the year ended 30 June 2002
                                                                                      Private Equity
                                                                                           funds and      Money market       Total
                                                                                      Co-investments       instruments   portfolio
                                                                                              GBP000            GBP000      GBP000
 Valuation at the beginning of the period                                                    387,030            24,853     411,883
 Calls and purchases payable                                                                  77,474           316,731     394,205
 Distributions and sales receivable                                                          (48,976)         (311,001)   (359,977)
 Realized gain                                                                                11,553               361      11,914
 Unrealized (loss)/gain                                                                       (4,258)               56      (4,202)
---------------------------------------------------------------------------------- ------------------ -----------------  ----------
 Valuation carried forward                                                                   422,823            31,000     453,823
---------------------------------------------------------------------------------- ------------------ ----------------- ------------

                                      F19

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)

13.   GEOGRAPHICAL ANALYSIS OF INVESTMENTS



                                                                             At December 31, 2004    At December 31, 2003
                                                                                           GBP000                  GBP000
Venture funds and co-investments
Europe
United Kingdom                                                                              5,485                  12,983
France                                                                                        479                     310
Germany                                                                                     9,690                   8,577
Italy                                                                                       1,572                   1,643
Spain                                                                                           -                   1,242
Pan Europe                                                                                521,032                 396,191
---------------------------------------------------------------------------- --------------------- -----------------------
Total Europe                                                                              538,258                 420,946
---------------------------------------------------------------------------- --------------------- -----------------------
Asia
Asia Pacific                                                                               45,173                  44,652
Japan                                                                                      22,502                  14,625
---------------------------------------------------------------------------- --------------------- -----------------------
Total Asia                                                                                 67,675                  59,277
---------------------------------------------------------------------------- --------------------- -----------------------
North America
Canada                                                                                     11,537                  15,764
United States*                                                                             70,728                  64,300
---------------------------------------------------------------------------- --------------------- -----------------------
Total Americas                                                                             82,265                  80,064
---------------------------------------------------------------------------- --------------------- -----------------------
Total private equity funds and co-investments                                             688,198                 560,287
---------------------------------------------------------------------------- --------------------- -----------------------

UK listed equity funds
SVG UK Focus Fund                                                                           9,724                   8,184
Strategic Recovery Fund                                                                     5,455                       -
---------------------------------------------------------------------------- --------------------- -----------------------
Total UK listed equity funds                                                               15,179                   8,184
---------------------------------------------------------------------------- --------------------- -----------------------
Money market instruments
Sterling denominated                                                                        9,713                   9,960
Euro denominated                                                                            1,274                  31,917
---------------------------------------------------------------------------- --------------------- -----------------------
Total money market instruments                                                             10,987                  41,877
---------------------------------------------------------------------------- --------------------- -----------------------
Total investment portfolio                                                                714,364                 610,348
---------------------------------------------------------------------------- --------------------- -----------------------


* Schroder Ventures International Life Sciences Funds I and II and International Life Sciences Fund III have been included within the United States.

All private equity funds held by the Group are unlisted. However, some of the underlying companies held within those funds are listed. Included in the value of total private equity funds and co-investments of GBP688,198,000 (December 31, 2003: GBP560,287,000) are listed investments amounting to GBP104,467,000 (December 31, 2003: GBP43,500,000).

                                      F20

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)

13.    GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)

Significant interests in investment funds

Details of the Group's investments, as at December 31, 2004, are shown in the list of investments below. All of these funds are managed or advised by Schroder Ventures or Permira. In addition, as at December 31, 2004, the Group had a 13.8% interest in the I Class units of SVG UK Focus Fund, a Dublin-listed OEIC managed by SVG Investment Management Limited.


                                                                                                      SVG Value of SVG
                                                                                   Original     Capital's    Capital's SVG Capital's
                                                                          Year         life    holding in      holding    net assets
                                                                        formed      (years)      the fund
                                                                                                        %       GBP000             %
           ASIA

           Asia Pacific Trust
           Formed to invest in equity and near-equity investments
           in the high growth economies of the Asia Pacific
           region. This trust has been in liquidation since 1998.         1990           8*           6.4         454           0.1

           Asia Pacific Fund II
           Established to make equity and near-equity investments
           in buy-outs, buy-ins, development capital businesses
           and turnarounds, principally in the Asia Pacific region
           with an emphasis on Australia, China, Hong King, India
           Indonesia, Malaysia, Singapore and Thailand.                   1994          10*          14.0      14,477           2.1

           Schroder Ventures Asia Pacific Fund
           Established to make equity or near equity investments
           in companies that have significant exposure to the Asia
           Pacific region.  The fund focuses principally on
           management buy-outs and buy-ins, financial acquisitions
           and larger development capital opportunities.                  1999           10          29.9      28,557           4.2

           Co-investments with Asia Pacific Fund II and Schroder
           Ventures Asia Pacific Fund                                                                           1,685           0.3


           The Japan Venture Fund III
           Established to invest directly or indirectly in equity
           and near equity investment in a diversified portfolio
           of early stage, or development capital investments in
           leveraged and management buy-outs and buy-ins
           principally in Japan.                                          1997           10          20.3       9,756           1.4


           The Japan Venture Fund IV
           Established to invest in buy-out transactions in Japan
           across a range of industries and sectors.                      2004           10          27.2      12,746           1.9
           --------------------------------------------------------- ---------- ------------ ------------- ------------- ----------
           TOTAL ASIA                                                                                          67,675          10.0
           --------------------------------------------------------- ---------- ------------ ------------- ------------- ----------


                                      F21

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


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

Permira Europe I
The first $1 billion fund raised for private equity
investment in Europe focusing on large and
medium-sized leveraged buy-out opportunities.             1997          10              13.5           21,362           3.2

Permira Europe II
Formed as the successor to Permira Europe I, the
fund focuses on European Buy-Outs and Buy-Ins, in
addition to growth capital investments.                   2000          10              19.7          356,041          52.6

Permira Europe III
Formed as the successor to Permira Europe II, the
fund focuses on buy-outs/ins and growth capital
investments in European businesses or global
businesses with a strong European presence.               2003          10              10.2           80,893          12.0

P123
A fund of permira pan-European buy-out funds, with
interests in Permira Europe I, II and III.                2003          15              38.6           62,736           9.3

Permira France I
The fund's policy was to invest in  leveraged
buy-outs and development capital businesses
primarily in France. The fund was put into
liquidation in December 1999.                             1989         10*              39.8              416           0.1

Permira France Venture I
Formed with a policy of investing in development
capital opportunities, principally in France.             1992         10*              19.0               63           0.0

Permira German Buy-Outs
Established to invest in buy-outs of companies in
Germany and some of its neighboring countries.            1986         10*              29.7            9,608           1.4

Permira German Buy-Outs 1992
Established to invest in a diverse portfolio of
buy-outs, buy-ins, development capital businesses
and turnarounds, principally in Germany, Austria
and Switzerland.                                          1991         10*              19.4               82           0.0

Permira Italy II
Established  to make equity and near-equity
investments in buy-outs and  buy-ins, including
development capital businesses, principally in
Italy.                                                    1993         10*              21.0            1,572           0.2
----------------------------------------------------- --------- ----------- ----------------- ---------------- -------------
TOTAL CONTINENTAL EUROPE                                                                              532,773          78.8
----------------------------------------------------- --------- ----------- ----------------- ---------------- -------------


                                      F22
SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


13.  GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)
                                                                               SVG Capital's     Value of SVG           SVG
                                                                                  holding in        Capital's     Capital's
                                                   Year formed      Original        the fund          holding    net assets
                                                                life (years)               %           GBP000             %

UNITED KINGDOM

Permira UK III
Established as Permira's third buy-out fund in
the United Kingdom to invest in equity and
near-equity investments in buy-outs, buy-ins,
development capital businesses and turnarounds            1993           10*            18.8            4,645           0.7

Permira UK Venture III
Established to invest in a diversified
portfolio of venture or development capital
businesses and buy-outs principally in the
United Kingdom.                                           1990           10*             8.7               55           0.0

Permira UK Venture IV
Established to follow the policies of the
fully invested Permira UK Venture III.                    1995            10             4.2              785           0.1
------------------------------------------------- ------------- ------------- --------------- ---------------- -------------
TOTAL UNITED KINGDOM                                                                                    5,485           0.8
------------------------------------------------- ------------- ------------- --------------- ---------------- -------------


NORTH AMERICA

Schroder Canadian Buy-Out Fund II
Established to invest in buy-outs and
development capital opportunities, principally
in Canada.                                                1994            10            22.6            5,016           0.7

Schroder Canadian Buy-Out Fund III
Established to invest pricipally in buy-outs,
buy-ins, leveraged build-ups and development
capital opportunities in Canada.                          2000            10            26.6            1,097           0.2

Co-investments with Schroder Canadian Buy-Out
Funds II and III                                                                                        5,424           0.8

Schroder Ventures International Life Sciences
Fund
Established to invest in life sciences
companies principally in the United States, the
United Kingdom and Continental Europe.                    1993           10*             6.8              975           0.1


                                      F23


SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)



13.  GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)
                                                                               SVG Capital's     Value of SVG           SVG
                                                                    Original      holding in        Capital's     Capital's
                                                   Year formed  life (years)        the fund          holding    net assets
                                                                                           %           GBP000             %
NORTH AMERICA  (continued)
Schroder Ventures International Life Sciences
Fund II

Established as a successor to Schroder Ventures
International Life Sciences Fund, to invest in
a diversified portfolio of life sciences
companies principally in the United States and
Europe.  The majority of these investments will
be in early stage opportunities.                          1999            10            29.2           29,533           4.4

International Life Sciences Fund III
The successor to Schroder Ventures
International Life Sciences Fund II,
established to invest in a diversified
portfolio of life sciences companies
principally in the United States and Europe.
The majority of these investments will be early
stage opportunities.                                     2002            10            19.1           11,136           1.6

Schroder Ventures US Fund
Established to invest in larger development
capital and mid-sized buy-outs in the US, with
a particular focus on media, telecommunications
and technology sectors.                                   1999            10            29.9           27,370           4.1


Co-investments with Schroder Ventures US Fund                                                           1,714           0.3
------------------------------------------------- ------------- ------------- --------------- ---------------- -------------

------------------------------------------------- ------------- ------------- --------------- ---------------- -------------
TOTAL NORTH AMERICA                                                                                    82,265          12.2
------------------------------------------------- ------------- ------------- --------------- ---------------- -------------

TOTAL PRIVATE EQUITY PORTFOLIO                                                                        688,198         101.8
Money market instruments                                                                               10,987           1.6
UK listed equity investments                                                                           15,179           2.2
------------------------------------------------- ------------- ------------- --------------- ---------------- -------------
TOTAL INVESTMENT PORTFOLIO                                                                            714,364         105.6
Other assets less total liabilities                                                                   (37,960)         (5.6)
------------------------------------------------- ------------- ------------- --------------- ---------------- -------------
TOTAL NET ASSETS                                                                                      676,403         100.0
------------------------------------------------- ------------- ------------- --------------- ---------------- -------------

*    The lives of these funds have been extended.

                                      F24

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)



14.      DEBTORS
                                                                                        At December 31,     At December 31,
                                                                                                   2004                2003
                                                                                                 GBP000              GBP000
Amounts falling due within one year:
Accrued investment advisory fee income                                                            2,359               4,460
Interest receivable                                                                                 461                 107
Prepayments and other debtors                                                                     1,570               2,151
------------------------------------------------------------------------------------ ------------------- -------------------
                                                                                                  4,390               6,718
------------------------------------------------------------------------------------ ------------------- -------------------


15.      CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
                                                                                        At December 31,     At December 31,
                                                                                                   2004                2003
                                                                                                 GBP000              GBP000

Interest payable and similar charges                                                                301                 442
Other creditors and accruals                                                                      7,463               7,669
------------------------------------------------------------------------------------ ------------------- -------------------
                                                                                                  7,764               8,111
------------------------------------------------------------------------------------ ------------------- -------------------

The group has in place a multicurrency revolving loan facility of EUR285 million with the Royal Bank of Scotland. No draw-downs were made under the facility during the year, although EUR50.3 million was utilized as a guarantee over SVG Capital's commitment to SVG Diamond Holdings Limited (note 17).

16.      CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
                                                                                        At December 31,    At December 31,
                                                                                                   2004               2003
                                                                                                 GBP000             GBP000
4.5% Subordinated Convertible Bonds 2011                                                              -             39,400
Unamortized issue and listing costs                                                                   -               (698)
------------------------------------------------------------------------------------ ------------------- -------------------
------------------------------------------------------------------------------------ ------------------- -------------------
                                                                                                      -             38,702
------------------------------------------------------------------------------------ ------------------- -------------------
------------------------------------------------------------------------------------ ------------------- -------------------
4.5% Subordinated Convertible Bonds 2013                                                         49,000             49,000
Unamortized premium, issue and listing costs                                                        (74)               (83)
------------------------------------------------------------------------------------ ------------------- -------------------
------------------------------------------------------------------------------------ ------------------- -------------------
                                                                                                 48,926             48,917
------------------------------------------------------------------------------------ ------------------- -------------------
------------------------------------------------------------------------------------ ------------------- -------------------
Deferred staff compensation                                                                         553                489
------------------------------------------------------------------------------------ ------------------- -------------------
                                                                                                 49,479             88,108
------------------------------------------------------------------------------------ ------------------- -------------------

Creditors due after more than one year comprise GBP49.0 million nominal of 4.5% subordinated convertible bonds which mature on May 21, 2013. These bonds are convertible, at any time, into ordinary shares at a conversion price of 480p per share.

On November 22, 2004, the Company announced that it had exercised its right to call for redemption of all the 2011 Bonds in issue and gave bondholders the option to convert their holding into ordinary shares. On December 6, 2004, a total of 9,874,679 ordinary shares were allotted on conversion of all the 2011 Bonds in issue.

In accordance with UK Financial Reporting Standard 4 "Capital Instruments", issue costs and premium are charged to the revenue account over the term of the capital instrument.

UK Financial Reporting Standard 13 requires disclosure of the fair value of debt. The convertible bonds are traded on the London Stock Exchange. On December 31, 2004, the closing bid-offer spread was 126.499p to 126.501p for the 2013 Bonds. This equates to a fair valuation of GBP70.0 million for the 2013 Bonds in issue.


                                      F25

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)




17.  CAPITAL COMMITMENTS
At December 31, 2004 the Group had uncalled commitments to its fund investments as follows:

                                                                                                    Amount         Uncalled
                                                                                                  uncalled      commitment*
                                                                                          (local currency)      GBP million
International Life Sciences Fund III                                                                $48.0m             25.0
Permira Europe II                                                                                 EUR85.2m             60.3
Permira Europe III                                                                               EUR379.5m            268.7
P123                                                                                              EUR21.0m             14.8
Schroder Ventures International Life Sciences Fund II                                               $14.0m              7.3
Schroder Ventures US Fund                                                                           $13.2m              6.9
SVG Diamond Holdings                                                                              EUR50.3m             35.6
The Japan Venture Fund III                                                                       YEN142.4m              0.7
The Japan Venture Fund IV                                                                      YEN8,363.0m             42.5
The Strategic Recovery Fund                                                                        GBP2.7m              2.7
---------------------------------------------------------------------------------------- ------------------ ----------------
Total                                                                                                                 464.5
---------------------------------------------------------------------------------------- ------------------ ----------------

* based on exchange rates at December 31, 2004.

The total commitments shown above include GBP12.3m in relation to Funds held by Platinum Trust. P123 commitments represent uncalled amounts due for ordinary shares.

18.  SHARE CAPITAL
                                           For the year      For the year      For the six      For the six    For the year
                                                  ended             ended     months ended     months ended           ended
                                           December 31,      December 31,     December 31,     December 31,        June 30,
                                                   2004              2003             2002             2001            2002
                                                                                                (unaudited)
Shares of GBP1 each                              GBP000            GBP000           GBP000           GBP000          GBP000
Authorized:
Opening and closing balance:                    200,000           200,000          150,000          150,000         150,000
--------------------------------------- ---------------- ----------------- ---------------- ---------------- ---------------
--------------------------------------- ---------------- ----------------- ---------------- ---------------- ---------------

Allotted, called up and fully paid:
Opening balance                                 112,655           102,266          102,266          102,266         102,266
Issue of ordinary shares on
conversion of convertible bonds                   9,875               150                -                -               -
Placing of new ordinary shares                        -            10,239                -                -               -
--------------------------------------- ---------------- ----------------- ---------------- ---------------- ---------------
--------------------------------------- ---------------- ----------------- ---------------- ---------------- ---------------
Closing balance                                 122,530           112,655          102,266          102,266         102,266
--------------------------------------- ---------------- ----------------- ---------------- ---------------- ---------------


Issue of shares
On December 6, 2004, the Company issued 9,874,679 ordinary shares on conversion of GBP39,400,000 nominal of the 2011 convertible bonds.


                                      F26

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


18.  SHARE CAPITAL (continued)

Options over ordinary shares

During the year ended December 31, 2004, 1,327,094 options were granted (year ended December 31, 2003: 1,284,156; six months ended December 31, 2002: none; year ended June 30, 2002: 1,411,597). No options were exercised during any financial period covered by this report. During the year ended December 31, 2004, 14,674 options lapsed (year ended December 31, 2003: 88,293; six months ended December 31, 2002: none; year ended June 30, 2002: none). At December 31, 2004, 6,761,016 (December 31, 2003: 5,448,596; December 31, 2002: 4,253,363;
June 30, 2002: 4,253,363) options to subscribe for ordinary shares were outstanding, as detailed below:

Issue date                Exercise price                       December 31       December 31      December 31       June 30
                               per share                              2004              2003             2002          2002
                                                           Number in issue   Number in issue  Number in issue     Number in
                                                                                                                      issue
June 2001                        410.00p                         2,798,733         2,813,407        2,813,407     2,813,407
June 2001                        405.50p                            28,359            28,359           28,359        28,359
April 2002                       335.00p                            14,476            14,476           34,774        34,774
April 2002                       334.50p                         1,333,476         1,333,476        1,376,823     1,376,823
March 2003                       397.50p                            18,616            18,616                -             -
March 2003                       392.75p                         1,183,570         1,183,570                -             -
October 2003                     493.00p                            56,692            56,692                -             -
March 2004                        479.0p                         1,293,743                 -                -             -
March 2004                        492.0p                            33,351                 -                -             -
-------------------- -------------------- ---------------- ---------------- ----------------- ---------------- -------------
                                                                 6,761,016         5,448,596        4,253,363     4,253,363
-------------------- -------------------- ---------------- ---------------- ----------------- ---------------- -------------

In accordance with accounting principles generally accepted in the United Kingdom, no expense is recognized for the intrinsic value of option granted where the exercise price equals the market price at date of grant. See note 30 for the treatment of share options under US GAAP.

19.  SHARE PREMIUM ACCOUNT
                                                 For the year       For the year      For the six      For the six    For the year
                                                        ended              ended     months ended     months ended           ended
                                                 December 31,       December 31,     December 31,     December 31,   June 30, 2002
                                                         2004               2003             2002             2001
                                                                                                       (unaudited)
                                                       GBP000             GBP000           GBP000           GBP000          GBP000
Balance brought forward                                43,114              7,453            7,453            7,453           7,453
Premium on shares issued on conversion of
bonds                                                  29,508                438                -                -               -
Premium on issue of shares via placing                      -             35,223                -                -               -
------------------------------------------- ------------------ ------------------ ---------------- ---------------- ---------------
------------------------------------------- ------------------ ------------------ ---------------- ---------------- ---------------
Balance carried forward                                72,622             43,114            7,453            7,453           7,453
------------------------------------------- ------------------ ------------------ ---------------- ---------------- ---------------

20.      CAPITAL REDEMPTION RESERVE

                                                 For the year       For the year      For the six      For the six    For the year
                                                        ended              ended     months ended     months ended           ended
                                                 December 31,       December 31,     December 31,     December 31,   June 30, 2002
                                                         2004               2003             2002             2001
                                                                                                       (unaudited)
                                                       GBP000             GBP000           GBP000           GBP000          GBP000

------------------------------------------- ------------------ ------------------ ---------------- ---------------- ---------------
------------------------------------------- ------------------ ------------------ ---------------- ---------------- ---------------
Balance brought forward and carried
forward                                                 3,204              3,204            3,204            3,204           3,204
------------------------------------------- ------------------ ------------------ ---------------- ---------------- ---------------


                                      F27


SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


21.   SHARE PURCHASE RESERVE
                                               For the year     For the year      For the six       For the six   For the year
                                                      ended            ended     months ended      months ended          ended
                                               December 31,     December 31,     December 31,      December 31,       June 30,
                                                       2004             2003             2002              2001           2002
                                                                                                    (unaudited)
                                                     GBP000           GBP000           GBP000            GBP000         GBP000
------------------------------------------- ---------------- ---------------- ---------------- ----------------- --------------
------------------------------------------- ---------------- ---------------- ---------------- ----------------- --------------
Balance brought forward and carried
forward                                              92,054           92,054           92,054            92,054         92,054
------------------------------------------- ---------------- ---------------- ---------------- ----------------- --------------


22.   CAPITAL RESERVE
                                               For the year     For the year      For the six       For the six   For the year
                                                      ended            ended     months ended      months ended          ended
                                               December 31,     December 31,     December 31,      December 31,       June 30,
                                                       2004             2003             2002              2001           2002
                                                                                                    (unaudited)
                                                     GBP000           GBP000           GBP000            GBP000         GBP000
Capital reserve brought forward                     281,902          258,995          216,705           208,935        208,935
Realized gains on private equity fund
distributions                                        30,849           10,985           58,425             4,765         11,553
Realized gains on listed equities                       278              143                -                 -              -
Costs charged to capital                              (928)          (3,357)                -                 -              -
Realized exchange gains/(losses) on
non-currency balances                                    12              938            (901)                 -              -
Realized exchange gains/(losses) on                      52            (599)              623              (94)             42
currency balances
Realized exchange gains/(losses) on sale
of money market instruments                              74            (234)            (428)               312            361
Decrease/(increase) in unrealized losses
on private equity funds                              81,509           14,032         (15,456)          (16,488)        (4,258)
Increase in unrealized gains on listed
equities                                              3,412              564               -                 -              -
Increase in unrealized exchange gains on
money market instruments                                  8              532               36             (268)             56
Exchange losses on consolidation                       (34)             (31)             (32)                 -              -
Minority interest - equity                             (84)             (66)               23                20             16
------------------------------------------- ---------------- ---------------- ---------------- ----------------- --------------
Balance carried forward                             397,050          281,902          258,995           197,182        216,705
------------------------------------------- ---------------- ---------------- ---------------- ----------------- --------------


                                      F28

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)



23.  REVENUE RESERVE
                                             For the year     For the year      For the six       For the six    For the year
                                                    ended            ended     months ended      months ended           ended
                                             December 31,     December 31,     December 31,      December 31,   June 30, 2002
                                                     2004             2003             2002              2001
                                                                                                  (unaudited)
                                                   GBP000           GBP000           GBP000            GBP000          GBP000
Balance brought forward                           (6,311)            (780)            1,405             2,960           2,960
Transfer to revenue account                       (4,746)          (5,531)          (2,185)               177         (1,555)
----------------------------------------- ---------------- ---------------- ----------------- ---------------- ---------------
----------------------------------------- ---------------- ---------------- ----------------- ---------------- ---------------
Balance carried forward                          (11,057)          (6,311)            (780)             3,137           1,405
----------------------------------------- ---------------- ---------------- ----------------- ---------------- ---------------


24.  RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                             For the year     For the year       For the six      For the six    For the year
                                                    ended            ended      months ended     months ended           ended
                                             December 31,     December 31,      December 31,     December 31,   June 30, 2002
                                                     2004             2003              2002             2001
                                                                                                  (unaudited)
                                                   GBP000           GBP000            GBP000          GBP'000          GBP000
Revenue deficit attributable to equity
shareholders                                       (4,746)          (5,531)           (2,185)              177         (1,555)
Dividends                                               -                -                 -                -               -
----------------------------------------- ---------------- ---------------- ----------------- ---------------- ---------------
----------------------------------------- ---------------- ---------------- ----------------- ---------------- ---------------
                                                   (4,746)          (5,531)           (2,185)              177         (1,555)
Non-distributable capital gain for the
period                                            115,148           22,907            42,290         (11,753)           7,770
Shares issued on conversion of 2011
bonds                                               9,875              150                 -                -               -
Share premium on conversion of 2011
bonds                                              29,508              438                 -                -               -
Shares issued on placing of new shares                  -           10,239                 -                -               -
Share premium on placing of new shares                  -           35,223                 -                -               -
----------------------------------------- ---------------- ---------------- ----------------- ---------------- ---------------

Net addition to shareholders' funds               149,785           63,426            40,105         (11,576)           6,215
Shareholders' funds brought forward               526,618          463,192           423,087          416,872         416,872
----------------------------------------- ---------------- ---------------- ----------------- ---------------- ---------------
----------------------------------------- ---------------- ---------------- ----------------- ---------------- ---------------
Shareholders' funds carried forward               676,403          526,618           463,192          405,296         423,087
----------------------------------------- ---------------- ---------------- ----------------- ---------------- ---------------


25.  NET ASSET VALUE PER ORDINARY SHARE

Calculation of the net asset values per share are based on net assets of GBP676,403,000 (December 31, 2003: GBP526,618,000) and on 122,529,853 (December
31, 2003: 112,655,174) ordinary shares in issue at the balance sheet date.

The diluted net asset values per share assume GBP49.0 million 2013 convertible bonds are converted at the balance sheet date at an exercise price of 480p into 10,208,333 new shares (December 31, 2003: not dilutive). It is further assumed that the GBP39.4 million 2011 convertible bonds in issue at December 31,2003 are converted at that date at an exercise price of 399p into 9,874,687 new shares.

The diluted net asset values per share also assume that share options (note
18) with a strike price lower than the undiluted net asset value per share are exercised at the balance sheet date. This would result in the issue of an additional 6,761,016 ordinary shares for consideration of GBP27,462,000 (December 31, 2003: 5,391,904 shares for consideration of GBP20,881,000).



                                      F29

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)




25.  NET ASSET VALUE PER ORDINARY SHARE (continued)

Therefore, the calculation of the diluted net asset values per share are based on net assets of GBP752,865,000 and on 139,499,202 ordinary shares in issue at the balance sheet date (December 31, 2003: net assets of GBP586,899,000 and 127,921,765 ordinary shares).



26. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES

                                                                                        For the year   For the year ended
                                                                                               ended    December 31, 2003
                                                                                        December 31,
                                                                                                2004

                                                                                              GBP000               GBP000
Net return/(deficit) before finance costs and taxation                                         1,164                (607)
Foreign exchange losses/(gains) on revenue items                                                  75                (178)
Capital expenses paid                                                                          (874)                (602)
Increase in accrued income                                                                     1,659              (1,059)
Decrease/(increase) in debtors                                                                 (211)                (211)
Decrease/(increase) in creditors                                                                 755                  386
---------------------------------------------------------------------------------- ------------------ --------------------
---------------------------------------------------------------------------------- ------------------ --------------------
Net cash inflow/(outflow) from operating activities                                            2,568              (2,271)
---------------------------------------------------------------------------------- ------------------ --------------------

                                                                                         For the six   For the six months
                                                                                        months ended                ended
                                                                                        December 31,    December 31, 2001
                                                                                                2002          (unaudited)

                                                                                              GBP000               GBP000
Net return before finance costs and taxation                                                   (697)                  576
Foreign exchange losses/(gains) on revenue items                                                  17                 (26)
(Increase)/decrease in accrued income                                                          (861)                  196
(Increase)/decrease in debtors                                                                  (24)                   78
Increase in creditors                                                                          1,657                  427
---------------------------------------------------------------------------------- ------------------ --------------------
---------------------------------------------------------------------------------- ------------------ --------------------
Net cash inflow from operating activities                                                         92                1,251
---------------------------------------------------------------------------------- ------------------ --------------------


                                                                                                             For the year
                                                                                                                    ended
                                                                                                            June 30, 2002

                                                                                                                   GBP000
Net return before finance costs and taxation                                                                          384
Foreign exchange gains on revenue items                                                                               (3)
Increase  in accrued income                                                                                         (604)
Increase  in debtors                                                                                                 (15)
Increase in creditors                                                                                                  27
---------------------------------------------------------------------------------- ------------------ --------------------
---------------------------------------------------------------------------------- ------------------ --------------------
Net cash outflow from operating activities                                                                          (211)
---------------------------------------------------------------------------------- ------------------ --------------------

                                      F30

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


27.    ANALYSIS OF CHANGES IN NET (DEBT)/FUNDS

                                                                 January 1,  Exchange        Debt  Amortization  Cashflow   December
                                                                       2004      loss  conversion       of debt             31, 2004
                                                                                                          costs
                                                                     GBP000    GBP000      GBP000        GBP000    GBP000     GBP000
Cash at bank                                                          5,791      (57)           -             -     8,427     14,161
Debt due:
  within one year                                                         -         -           -             -         -          -
  after more than one year                                         (87,619)         -      39,400         (707)         -   (48,926)
----------------------------------------------------------------- ---------- --------- ----------- ------------- --------- ---------
----------------------------------------------------------------- ---------- --------- ----------- ------------- --------- ---------
Net debt                                                           (81,828)      (57)      39,400         (707)     8,427   (34,765)
----------------------------------------------------------------- ---------- --------- ----------- ------------- --------- ---------


                    January  Exchange   Amortization    Cashflow   December    July 1,   Exchange  Amortization  Cashflow   December
                    1, 2003      loss  of debt costs               31, 2003      2002        loss       of debt             31, 2002
                                                                                                          costs
                     GBP000    GBP000         GBP000      GBP000     GBP000    GBP000      GBP000        GBP000    GBP000     GBP000
Cash at bank          4,887     (452)              -       1,356      5,791     9,303         574             -   (4,990)      4,887
Debt due:
  within one year         -         -              -           -          -         -           -             -         -          -
  after more than  (39,201)         -            493    (48,911)   (87,619)  (39,152)           -          (49)         -   (39,201)
  one year
----------------- ---------- --------- -------------- ----------- ---------- --------- ----------- ------------- --------- ---------
----------------- ---------- --------- -------------- ----------- ---------- --------- ----------- ------------- --------- ---------
Net debt           (34,314)     (452)            493    (47,555)   (81,828)  (29,849)         574          (49)   (4,990)   (34,314)
----------------- ---------- --------- -------------- ----------- ---------- --------- ----------- ------------- --------- ---------


                  July 1,    Exchange   Amortization    Cashflow   December   July 1,    Exchange  Amortization  Cashflow   June 30,
                     2001        loss        of debt               31, 2001      2001        gain       of debt                 2002
                                               costs                                                      costs
                          (unaudited)    (unaudited) (unaudited)
                   GBP000      GBP000         GBP000      GBP000     GBP000    GBP000      GBP000        GBP000    GBP000     GBP000
Cash at bank        7,191        (68)              -         835      7,958     7,191          45             -     2,067      9,303
Debt due:
  within one year       -           -              -           -          -         -           -             -         -          -
  after more than       -           -           (18)    (39,325)   (39,343)         -           -           173  (39,325)   (39,152)
  one year
----------------- -------- ----------- -------------- ----------- ---------- --------- ----------- ------------- --------- ---------
----------------- -------- ----------- -------------- ----------- ---------- --------- ----------- ------------- --------- ---------
Net funds/(debt)    7,191        (68)           (18)    (38,490)   (31,385)     7,191          45           173  (37,258)   (29,849)
----------------- -------- ----------- -------------- ----------- ---------- --------- ----------- ------------- --------- ---------

                                      F31

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


28.    RELATED PARTY TRANSACTIONS

The Company has appointed Schroder Investment Management Limited ("SIM"), a wholly owned subsidiary of Schroders plc, to provide company secretarial and administrative services. Under the terms of this agreement, SIM is entitled to receive an annual fee equal to the greater of GBP75,000 or the aggregate of (i) 0.12% per annum of the first GBP50 million of net assets, (ii) 0.06% per annum of the next GBP50 million of such net assets and (iii) 0.04% of the remaining net assets. The agreement is subject to a four-month notice period. The total fees, including VAT, paid or payable to SIM for these services in respect of the year ended December 31, 2004 were GBP342,000 (year ended December 31, 2003:
GBP280,000; six months ended December 31, 2002: GBP144,000; six months ended December 31, 2001: GBP123,000; year ended June 30, 2002: GBP246,000). In addition, SIM receives fees for the provision of taxation services to the Company. The total fees paid or payable to SIM for these services in respect of the year ended December 31, 2004 was GBP22,000 (year ended December 31, 2003:
GBP22,000; six months ended December 31, 2002: GBP11,000; six months ended December 31, 2001: GBP11,000; year ended June 30, 2002: GBP22,000).

In  consideration   for  its  management  of  the  Company's  money  market
portfolio, SIM receives a fee based on the average value of the Company's month-end cash and money market portfolio, excluding funds managed by SIM, calculated at the rate of 0.10% per annum on the first GBP75 million of assets, 0.05% on the next GBP75 million and 0.03% thereafter, subject to a minimum fee of GBP20,000 per annum. The total fees, including VAT, paid or payable for these services in respect of the year ended December 31, 2004 was GBP44,000 (year ended December 31, 2003: GBP20,000; six months ended December 31, 2002:
GBP18,000; six months ended December 31, 2001: GBP18,000; year ended June 30, 2002: GBP25,000).

At December 31, 2004, SVG Capital held an investment of GBP9.71 million in the Schroder Offshore Cash Fund (December 31, 2003: GBP9.96 million). SIM also provides certain administrative services to SVG Advisers Limited. The total cost of these services for the year ended December 31, 2004 amounted to GBP44,000.

SIM has also facilitated investment trust dealing services. The total cost to the Company for this service, payable to Lloyds TSB Registrars, for the year to December 31, 2004 was GBP9,000 (year ended December 31, 2003: GBP12,000; six months ended December 31, 2002: GBP12,000; year ended June 30, 2002: GBP21,000).

On May 8, 2003, SVG Advisers Limited ("SVGA"), a wholly owned subsidiary of
SVG Capital plc ("SVG"), assigned a debt in respect of a future revenue stream for EUR2.28 million due from Schroder Investment Management (Ireland) Limited to SVG Capital plc for consideration of EUR2.28 million. At December 31, EUR0.70 million was outstanding.

John McLachlan and Nicholas Ferguson are members of the Advisory Committees of certain of the Schroder Ventures' and Permira funds in which the Company invests.

Nicholas Ferguson and members of his family and Andrew Williams have an interest in the Carried Interest in respect of certain Funds. With the introduction of the Executive Share Option Plan in May 2001, Nicholas Ferguson and Andrew Williams gave up a portion of their entitlement to Carried Interest on existing Funds and any entitlement they may have to Carried Interest on Schroder Ventures or Permira funds launched after 2001 in return for share options granted by the Company under the Executive Share Option Plan. Nicholas
Ferguson  and  Andrew  Williams  also  participate  in  the  Schroder   Ventures
Co-Investment Scheme and Schroder Ventures Investments Limited. They have received no new carried interest allocations and made no new commitments since they joined SVG Capital in 2001.



                                      F32

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


29.      RISK

The following disclosures relating to the risks faced by the Company are provided in accordance with UK Financial Reporting Standard 13, "Derivatives and other financial instruments disclosures".

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

Financial assets of the Group                  Floating       Fixed    Non-interest       Total
                                                   rate        rate         bearing
                                                 GBP000      GBP000          GBP000      GBP000
Currency denomination of assets at
December 31, 2004:
Sterling                                         23,814           -          24,899      48,713
Euro                                              1,306           -         532,779     534,085
US dollar                                            12           -         115,901     115,913
Japanese yen                                          -           -          22,501      22,501
Canadian dollar                                      16           -          11,687      11,703
------------------------------------------- ------------ ----------- --------------- -----------
------------------------------------------- ------------ ----------- --------------- -----------
                                                                  -
                                                 25,148                     707,767     732,915
------------------------------------------- ------------ ----------- --------------- -----------

Financial assets of the Group                  Floating       Fixed    Non-interest       Total
                                                   rate        rate         bearing

                                                 GBP000      GBP000          GBP000      GBP000

Currency denomination of assets at
December 31, 2003:
Sterling                                         15,680           -          26,430      42,110
Euro                                             31,943           -         409,415     441,358
US dollar                                            29           -         108,952     108,981
Japanese yen                                          -           -          14,625      14,625
Canadian dollar                                      16           -          15,767      15,783
------------------------------------------- ------------ ----------- --------------- -----------
------------------------------------------- ------------ ----------- --------------- -----------
                                                                  -
                                                 47,668                     575,189     622,857
------------------------------------------- ------------ ----------- --------------- -----------


                                      F33

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


29.      RISK (continued)

Floating rate financial assets consist of short-term deposits and money market funds. Non-interest bearing assets represent the Funds and coinvestments, and other short-term debtors. The Company did not hold any fixed rate financial assets.

Financial liabilities of the Group

The Company issued GBP49.0 million nominal of 10 year 4.5% Subordinated Convertible Bonds in the year ended December 31, 2003. The Company does not have any other borrowings at the balance sheet date, although it does have in place a loan facility of EUR285 million with The Royal Bank of Scotland plc.

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

Valuation risk

The Company's exposure to valuation risk comprises mainly movements in the value of its underlying investments. A breakdown of the Fund portfolio is given in note 13. In accordance with the Company's accounting policies, set out on pages 43 to 44, all underlying investments are valued by the Directors in accordance with the current guidelines issued by the British Venture Capital Association ("BVCA"), adopting the overriding BVCA principle that the value should be a fair one. The Company does not hedge against movements in the value of these investments. Uncertainty arises as a result of future changes in the valuation of the Company's underlying investments, the majority of which are unquoted, and the effect changes in exchange rates may have in the sterling value of these investments. Development Stage Equity Investments and Early Stage Equity Investments, by their nature, involve uncertainty as to the ultimate value likely to be realised on the disposal of those investments, particularly as their unquoted nature means that a ready market may not exist for them.

The Company's sensitivity to valuation risk will be affected by changes in levels of borrowing and liquidity, as approved by the Board. At 31 December 2004, a 10% movement in the valuation of the Group's Fund portfolio, including UK listed equity funds and co-investments, would result in a 10.4% change in net asset value per share.

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

Commitment risk

The nature of investing in buy-out and development capital funds entails making significant financial commitments, as shown in note 17. At December 31, 2004, the Group had significant uncalled commitments of GBP464.5 million, compared to its consolidated net assets of GBP676.4 million. It is anticipated that over the longer term, and in normal circumstances, commitments would be financed by distributions received on the realisation of existing investments. In addition, the Group has a EUR285 million loan facility that could be drawn on to meet commitments as they fall due. However, a residual risk remains that the Group could be unable to meet its future commitments in full.


                                      F34

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


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

Unamortized issue costs

Under UK GAAP, unamortized issue costs are disclosed net against the liability to which they relate. Under US GAAP, unamortized costs are shown as an asset. The increase in debtors and long-term creditors that would result from applying US GAAP amounts to GBP74,000 for the year ended December 31, 2004 (2003: GBP781,000), with no change to shareholders' equity.

Stock-based compensation

Under UK GAAP, no compensation expense arises in relation to the Company's employees share option plan. Under US GAAP, the Company has elected to account for these options under Accounting Principles Board Opinion No. 25 under which the plan would be regarded as variable. As a result, expenses have been calculated based on the intrinsic value of the options at the balance sheet dates and are presented in the reconciliation of revenue returns under UK GAAP and US GAAP.

Reconciliaiton of Revenue returns

The following is a summary of the significant adjustments to revenue returns which would be required if US GAAP were to be applied instead of UK
GAAP:

                                              For the year     For the year      For the six       For the six       For the
                                                     ended            ended     months ended      months ended    year ended
                                              December 31,     December 31,     December 31,      December 31,      June 30,
                                                      2004             2003             2002              2001          2002
                                                                                  (unaudited)       (unaudited)
                                                    GBP000           GBP000           GBP000            GBP000        GBP000
Revenue (deficit)/return on ordinary                (4,746)          (5,531)          (2,185)               177       (1,555)
activities after tax and minority
interest as reported in the consolidated
statement of total return under UK GAAP
Adjustments:
Share-based employee compensation expense           (6,764)          (3,231)                -                 -             -
------------------------------------------- ---------------- ---------------- ---------------- ----------------- -------------

Revenue (deficit)/return on ordinary               (11,510)          (8,762)          (2,185)               177       (1,555)
activities after tax and minority
interest as adjusted to accord with US
GAAP
------------------------------------------- ---------------- ---------------- ---------------- ----------------- -------------
------------------------------------------- ---------------- ---------------- ---------------- ----------------- -------------

Revenue (deficit)/return per share                  (10.2)p          (8.42)p          (2.14)p             0.17p       (1.52)p
calculated on US GAAP revenue deficit
shown above
------------------------------------------- ---------------- ---------------- ---------------- ----------------- -------------



                                      F35

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


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

The categories of cash flows under US GAAP can be summarized as follows:

                                                                                     Six months       Six months   Year ended
                                                  Year  ended      Year  ended   ended December            Ended      June 30
                                                  December 31      December 31          31 2002      December 31         2002
                                                         2004             2003                              2001
                                                                                                     (unaudited)
                                                       GBP000           GBP000           GBP000           GBP000       GBP000
Cash (outflow)/inflow from operating                   (2,686)          (7,317)         (2,367)          (1,065)        (878)
activities
Cash inflow/(outflow) on investing                      11,110         (86,677)         (1,504)            1,611     (34,539)
activities
Cash inflow/(outflow) from financing                         3           95,350         (1,119)          (1,841)       37,484
activities
-------------------------------------------- ----------------- ---------------- ---------------- ---------------- ------------
-------------------------------------------- ----------------- ---------------- ---------------- ---------------- ------------

Increase/(decrease) in cash and cash                    8,427            1,356          (4,990)              835        2,067
equivalents
Exchange (loss)/gain on cash balances                    (57)            (452)              574             (68)           45
Cash and cash equivalents:
At the start of the period                              5,791            4,887            9,303            7,191        7,191
-------------------------------------------- ----------------- ---------------- ---------------- ---------------- ------------
-------------------------------------------- ----------------- ---------------- ---------------- ---------------- ------------
At the end of the period                               14,161            5,791            4,887            7,958        9,303
-------------------------------------------- ----------------- ---------------- ---------------- ---------------- ------------



                                      F36

SVG Capital plc
-------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)


Changes to accounting standards

FAS 123 R: Share-Based Payment

FAS No. 123R - Share based payments, issued December 16,2004

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payments" or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year beginning January 1, 2006. We are currently analyzing the effects of the new standard including the alternative methods of adoption.

The future impact depends on options granted but had compensation cost been determined based upon the fair value of share options at grant date, the Company's net deficit and net deficit per share would have approximated the pro-forma amounts computed under SFAS 123R shown below:

                                          For the year      For the year      For the six      For the six    For the year
                                                 ended    ended December     months ended     months ended           ended
                                          December 31,          31, 2003     December 31,     December 31,        June 30,
                                                  2004                               2002             2001            2002
                                                                               (unaudited)      (unaudited)
                                                 GBP000            GBP000           GBP000           GBP000          GBP000
Revenue (deficit)/return on ordinary           (11,510)           (8,762)          (2,185)              177         (1,555)
activities after tax and minority
interest as reported under US GAAP

Reversal of share -based employee                 6,764             3,231                -                -               -
compensation expense as reported
Share-based employee compensation               (1,863)           (1,643)            (655)            (498)           (996)
expense under fair value based method
--------------------------------------- ---------------- ----------------- ---------------- ---------------- ---------------

Pro forma net deficit                           (6,609)           (7,174)          (2,840)            (321)         (2,551)
--------------------------------------- ---------------- ----------------- ---------------- ---------------- ---------------
--------------------------------------- ---------------- ----------------- ---------------- ---------------- ---------------

Revenue deficit per share - pro forma           (5.83)p           (6.90)p          (2.78)p          (0.31)p         (2.49)p
--------------------------------------- ---------------- ----------------- ---------------- ---------------- ---------------

The adjustment in respect of stock options does not affect the Company's net assets under US GAAP, as the charge to the revenue account would be matched by a corresponding credit to reserves.





--------------- --------------------------------------------------------------------------------------- --------------
                                                      Exhibit Name
Exhibit
Number
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
1.1             Memorandum of Association                                                                    *
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
1.2             Articles of Association, as adopted on December 5, 2000                                      *
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
2.1             Trust Deed, dated May 20, 2003, between the Company and The Law Debenture Trust            *****
                Corporation p.l.c.
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
2.2             First Supplemental Trust Deed, dated July 17, 2003, between the Company and The Law        *****
                Debenture Trust Corporation p.l.c.
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
2.3             Second Supplemental Trust Deed, dated July 21, 2003, between the Company and The Law       *****
                Debenture Trust Corporation p.l.c.
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
2.4             Third Supplemental Trust Deed, dated August 8, 2003, between the Company and The Law       *****
                Debenture Trust Corporation p.l.c.
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
4.1             Deposit Agreement, dated November 30, 2000, between the Company and The Bank of New          **
                York
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
4.2             Services Agreement, dated March 16, 2001, between the Company and Schroder Ventures          **
                K.K. (Japan)
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
4.3             Services Agreement, dated March 16, 2001, between the Company and Schroder Capital           **
                Partners Limited (Asia)
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
4.4             Services Agreement, dated March 16, 2001, between the Company and Schroders &                **
                Associates Canada Inc. (Canada)
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
4.5             Services Agreement, dated March 16, 2001, between the Company and Schroder Ventures          **
                Life Sciences Advisers Limited (Life Sciences)
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
4.6             Services Agreement, dated March 16, 2001, between the Company and Schroder Venture           **
                Partners LLC (U.S.)
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
4.7             Services Agreement, dated March 16, 2001, among the Company, Schroder Ventures               **
                (London) Limited and Schroder Ventures Europe BV
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
4.8             Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited         **
                and Schroder Ventures Limited
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
4.9             Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited         **
                and Schroder Ventures Investments Limited
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
4.10            Services Agreement, dated March 16, 2001, between Schroder Ventures (London) Limited         **
                and Schroders plc
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
4.11            Fund of Funds Agreement, dated March 16, 2001, between Schroder Ventures (London)            **
                Limited and Schroder Investment Management (Ireland) Limited
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
4.12            Facility Agreement, dated September 24, 2004, between the Company,  Barings                Filed
                (Guernsey) Limited, The Governor and Company of The Bank of Scotland and The Royal        herewith
                Bank of Scotland plc
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
4.13            The Executive Share Option Plan                                                              **
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
4.14            Placing Agreement, dated October 3, 2003, between the Company and J.P. Morgan              *****
                Securities Limited
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
4.15            Operating Agreement, dated March 21, 2005, between the Company and Permira Holdings        Filed
                Limited and the Company and certain other Permira Entities                                herewith
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
4.16            Subscription Agreement, dated March 21, 2005, between the Company and Permira              Filed
                Capital Limited                                                                           herewith
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
8.1             List of Subsidiaries of the Company                                                          **
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
11.1            The Company's Code of Ethics                                                               Filed
                                                                                                          herewith
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
12.1            Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(a)                    Filed
                                                                                                          herewith
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
12.2            Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(a)                    Filed
                                                                                                          herewith
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
13.1            Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)                  Furnished
                                                                                                          herewith
--------------- --------------------------------------------------------------------------------------- --------------
--------------- --------------------------------------------------------------------------------------- --------------
13.2            Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)                  Furnished
                                                                                                          herewith
--------------- --------------------------------------------------------------------------------------- --------------
----------------------------------------------------------------------------------------------------------------------

   * Incorporated herein by reference to the Company's 2000 annual report on Form 20-F, filed with the Commission on January 16, 2001

   ** Incorporated herein by reference to the Company's 2001 annual report on Form 20-F, filed with the Commission on November 8, 2001

  *** Incorporated herein by reference to the Company's 2002 annual report on Form 20-F, filed with the Commission on December 20, 2002

**** Incorporated herein by reference to the Company's December 2002 transition report on Form 20-F, filed with the Commission on April 3, 2003

 ***** Incorporated herein by reference to the Company's 2003 annual report on
             Form 20-F, filed with the Commission on July 13, 2004

--------------------------------------------------------------------------------





--------

1 SVG Diamond Private Equity plc and SVG Diamond Holdings Limited

2  at 31 December 2004 exchange rates

+ The full GBP8.8 million in Silverlink was called from and paid by SVG Capital before December 31, 2002.



                                                                   Exhibit 12.1

                                 CERTIFICATION

I, Andrew Williams, the Principal Executive Officer of SVG Capital, plc, certify that:

1. I have reviewed this annual report on Form 20-F of SVG Capital, plc.;

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

     b) (Intentionally omitted);

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


                                             /s/Andrew Williams
                                             Andrew Williams
                                             Principal Executive Officer
Date: July 11, 2005




                                                                    Exhibit 12.2

                                 CERTIFICATION

I, Christopher Morris, the Principal Financial Officer of SVG Capital, plc, certify that:

1. I have reviewed this annual report on Form 20-F of SVG Capital, plc.;

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

     b) (Intentionally omitted);

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

                                             /s/Christopher Morris
                                             Christopher Morris
                                             (Principal Financial Officer)
Date: July 11, 2005





                                                                    Exhibit 13.1

                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER
           PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Andrew Williams, the Principal Executive Officer of SVG Capital, plc (the "Company"), has executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2004 (the "Report").

The undersigned hereby certifies that:

  (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

  (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
                                             /s/Andrew Williams
                                             Andrew Williams
                                             Principal Executive Officer
Date: July 11, 2005


                                                                   Exhibit 13.2

                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER
           PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Christopher Morris, the Principal Financial Officer of SVG Capital, plc (the "Company"), has executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2004 (the "Report").

The undersigned hereby certifies that:

  (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

  (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
                                              /s/Christopher Morris
                                             Christopher Morris
                                             Principal Financial Officer
Date: July 11, 2005


                                                                   Exhibit 11.1

SVG Capital plc (the "Company")
Code of Ethics

1.  Introduction

The Board of Directors of SVG Capital Plc has adopted this code of ethics (the "Code"), which is applicable to all its Relevant Officers to deter wrongdoing and to promote:- o honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

     o the full, fair, accurate, timely and understandable disclosure of the Company's financial results in compliance with applicable accounting standards;

     o promote compliance with applicable governmental laws, rules and regulations;

     o the prompt internal reporting to an appropriate person identified in the Code of violations of the Code and accountability for adherence to, the Code.

2. Relevant Officers
The Code is applicable to:-

          The Chief Executive of SVG Advisers;
          The Principle Financial Officer;
          Directors and Executives employed by subsidiaries of SVG Capital plc

For the purposes of the Code, persons from time to time holding any of the above positions shall be a Relevant Officer.

3. Honest and Ethical Conduct
Each Relevant Officer must:

     o Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

     o Comply with applicable laws, rules and regulations and accounting and auditing standards.

     o Take all reasonable measures to protect the confidentiality of non-public information about SVG Capital plc or any subsidiary, and to prevent the unauthorised disclosure of such information unless required by applicable law or regulation or legal or regulatory process;

     o Act in good faith, responsibly, with due care, competence, prudence and diligence, without misrepresenting material facts; and

     o Adhere to a high standard of business ethics and not seek competitive advantage through unlawful or unethical business practices.

4. Disclosure
The contents of and the disclosures in the reports and documents that the Company files with the Securities and Exchange Commission (the "SEC") and other public communications shall be full, fair, accurate, timely and understandable in accordance with applicable disclosure standards, including standards of materiality, where appropriate.

Each Relevant Officer must not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company's independent auditors, in relation to his or her area of responsibility, properly review and critically analyse proposed disclosure for accuracy and completeness.

In addition, the Chief Executive of SVG Advisers and the Principle Financial Officer, must familiarise themselves with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

5.  Compliance
It is the Company's policy to comply with all applicable governmental laws, rules and regulations. It is the personal responsibility of each Relevant Officer to, and each Relevant Officer must, adhere to the standards and restrictions imposed by those laws, rules and regulations, including those relating to accounting and auditing matters.

6. Reporting and Accountability
The Audit Committee of the Board of SVG Capital Plc is responsible for applying this Code to specific situations in which questions are presented to it and has the authority to interpret this Code in any particular situation. Any Relevant Officer who becomes aware of any existing or potential breach of this Code is required to notify the Chairman of the Audit Committee promptly. Failure to do so is itself a breach of this Code.

Each Relevant Officer must not retaliate against any employee or Relevant Officer for reports of potential violations that are made in good faith.

The Company will follow the following procedures in investigating and enforcing this Code and in reporting on the Code:

          o    The  Audit  Committee  will  take  all   appropriate   action  to
               investigate any breaches reported to it.

          o If the Audit Committee determines that a breach has occurred, it will inform the Board of Directors.

          o Upon being notified that a breach has occurred, the Board will take or authorise such disciplinary or preventive action as it deems appropriate, after consultation with the Audit Committee, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of the SEC or other appropriate law enforcement authorities.

          o Any changes to or waivers of this Code will be disclosed in the Company's annual report on Form 20-F.

7. Waivers
Any waiver (a material departure from a provision of the Code) or an implicit waiver (failure to take action within a reasonable period of time regarding a material departure from a provision of the Code that has been made known to an executive officer of the Company) from a provision of this Code is required to be disclosed in the Company's Annual Report on Form 20-F or a Report on Form 6-K filed with the SEC.

8. Enquiries
All enquiries in relation to this Code or its applicability to particular people or situations should be addressed to the Company Secretary or the Chairman of the Audit Committee.





                                                                   Exhibit 4.12



                                                              EXECUTION COPY

                             DATED 24 SEPTEMBER 2004

                                 SVG CAPITAL PLC
               (FORMERLY KNOWN AS SCHRODER VENTURES INTERNATIONAL
                              INVESTMENT TRUST PLC)
                                       AND
                  BARINGS (GUERNSEY) LIMITED as trustee of the
                                 PLATINUM TRUST
                                      WITH

                THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND
                                       AND
                         THE ROYAL BANK OF SCOTLAND PLC
                         ACTING AS JOINT LEAD ARRANGERS

                         THE ROYAL BANK OF SCOTLAND PLC
                                ACTING AS TRUSTEE

                         THE ROYAL BANK OF SCOTLAND PLC
                                 ACTING AS AGENT

                         THE ROYAL BANK OF SCOTLAND PLC
                             ACTING AS ISSUING BANK

                THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND
                                       AND
                         THE ROYAL BANK OF SCOTLAND PLC
                               AS ORIGINAL LENDERS

                               AMENDMENT AGREEMENT
                          RELATING TO A EUR285,000,000
                               FACILITY AGREEMENT
                 DATED 16 MARCH 2001 AS AMENDED ON 16 JUNE 2003


THIS AGREEMENT is dated 24 September 2004 and is made between:

(1)  SVG  CAPITAL  PLC  (formerly  known  as  SCHRODER  VENTURES   INTERNATIONAL
     INVESTMENT TRUST PLC) (registered number) 3066856 and BARINGS (GUERNSEY) LIMITED as trustee of the PLATINUM TRUST (together, the "Obligors");

(2) THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND and THE ROYAL BANK OF SCOTLAND PLC (the "Joint Lead Arrangers");

(3)  THE ROYAL BANK OF SCOTLAND PLC as agent of the Lenders (the "Agent");

(4) THE ROYAL BANK OF SCOTLAND PLC as security trustee for and on behalf of the Agent and the Lenders (the "Trustee");

(5) THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND and THE ROYAL BANK OF SCOTLAND PLC as original lenders (the "Original Lenders"); and

(6)  THE ROYAL BANK OF SCOTLAND PLC as issuing bank (the  "Issuing  Bank").

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

"Original Facility Agreement" means the EUR225,000,000 multicurrency revolving facility agreement dated 16 March 2001 as amended on 16 June 2003 between the Obligors, the Agent, The Royal Bank of Scotland plc as arranger and others.

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

2.   AMENDMENT AND RESTATEMENT

2.1  Original Facility Agreement
     With effect from the Effective Date, the Original Facility Agreement shall be amended and restated so that it shall be read and construed for all purposes as set out in Schedule 2 (Restated Agreement).

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

4.3  Guarantee Facility
     With effect from the Effective Date the Lenders make available a bank guarantee facility to SVG under the terms of the Restated Agreement

4.4  Debentures
     Each of the Obligors acknowledge the Security created under the Debentures therefore secures their obligations under, inter alia, the bank guarantee facility.



5.   FEES, COSTS AND EXPENSES

5.1  Transaction expenses

     SVG shall promptly on demand pay the Joint Lead Arrangers, the Agent and the Trustee the amount of all costs and expenses (including legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing and execution of this Agreement and any other documents referred to in this Agreement.

5.2  Enforcement costs

     SVG shall, within three Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under this Agreement.

5.3  Stamp taxes

     SVG shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of this Agreement but not, for the avoidance of doubt, in respect of any transfer of a Finance Party's rights under this Agreement.

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

                                   SCHEDULE 1
                              CONDITIONS PRECEDENT

1.   Obligors


     (a)  Constitutional Documents

           (i) A certificate of Barings (Guernsey) Limited confirming that the copy of its constitutional documents and trust deed documentation delivered pursuant to the Amendment and Restatement Agreement dated 16 June 2003 are correct, complete and in full force and effect as at the date hereof.

          (ii) A copy of the constitutional documents of SVG.

         (iii) A certificate of SVG confirming that the copy of the constitutional documents delivered pursuant to this Agreement are correct, complete and in full force and effect as at the date hereof.

    (b) A copy of a resolution of the board of directors (and, if relevant, a committee of its board of directors) of SVG:

           (i) approving the terms of, and the transactions contemplated by, this Agreement and resolving that it execute this Agreement;

          (ii) authorising a specified person or persons to execute this Agreement on its behalf; and

         (iii) authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with this Agreement.

    (c) A copy of a resolution of the board of directors of Schroder Venture Managers (Guernsey) Limited:

         (i) approving the terms of, and the transactions contemplated by, this Agreement and resolving that Platinum Trust execute this Agreement;

        (ii) authorising a specified person or persons to execute this Agreement on behalf of Platinum Trust; and

       (iii) authorising a specified person or persons on behalf of the Platinum Trust to sign and/or dispatch all documents and notices to be signed and/or dispatched by the Platinum Trust under or in connection with this Agreement.

   (d) A specimen of the signature of each person authorised by the resolution referred to in paragraph (b)(ii) above.

   (e)  A specimen signature book of the authorised signatories of Platinum
        Trust.

   (f) A copy of the register of directors and secretaries of Barings (Guernsey) Limited.

   (g) A certificate of an authorised signatory of the relevant Obligor certifying that each copy document relating to it specified in this
        Schedule 1 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

   (h) A certificate of each Obligor (signed by a director of SVG or, as the case may be, Barings (Guernsey) Limited) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on such Obligor to be exceeded.

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


  (b) Evidence that the fees, costs and expenses then due from SVG pursuant to Clause 5 (Fees, Costs and Expenses)of this Agreement have been paid.

                                   SCHEDULE 2
                               RESTATED AGREEMENT

                                 EUR285,000,000

                               FACILITY AGREEMENT


         dated 16 March 2001 as amended and restated on 16 June 2003 and on 24 September 2004

                                       for
                                 SVG CAPITAL PLC
                               (formerly known as
              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC)
                                       and
                           BARINGS (GUERNSEY) LIMITED
                                as trustee of the

                                 PLATINUM TRUST

                                   arranged by

                THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND
                                       and
                         THE ROYAL BANK OF SCOTLAND PLC
                                      with

                         THE ROYAL BANK OF SCOTLAND PLC
                also acting as Agent and Trustee and Issuing Bank


                   MULTICURRENCY REVOLVING FACILITY AGREEMENT

                                    CONTENTS


CLAUSE                                                                  PAGE

1.     Definitions And Interpretation....................................9
2.     The Facility.....................................................21
3.     Purpose..........................................................21
4.     Conditions Of Utilisation........................................21
5.     Utilisation......................................................23
6.     Optional Currencies..............................................23
7.     Utilisation - Bank Guarantee.....................................24
8.     Bank Guarantee...................................................27
9.     Repayment........................................................32
10.    Prepayment And Cancellation......................................32
11.    Interest      ...................................................35
12.    Interest Periods.................................................35
13.    Changes To The Calculation Of Interest...........................36
14.    Fees          ...................................................37
15.    Tax Gross Up And Indemnities.....................................39
16.    Increased Costs..................................................41
17.    Other Indemnities................................................42
18.    Mitigation By The Lenders........................................44
19.    Costs And Expenses...............................................44
20.    Guarantee And Indemnity........................................ .46
21.    Representations..................................................49
22.    Information Undertakings.........................................51
23.    Financial Covenants..............................................54
24.    General Undertakings.............................................56
25.    Events Of Default................................................60
26.    Changes To The Lenders...........................................63
27.    Changes To The Obligors..........................................66
28.    Role Of The Agent, The Joint Lead Arrangers And Trustee..........67
29.    Conduct Of Business By The Finance Parties.......................75
30.    Sharing Among The Lenders........................................75
31.    Payment Mechanics................................................77
32.    Set-Off       ...................................................80

33.    Notices       ...................................................80
34.    Calculations And Certificates....................................82
35.    Partial Invalidity...............................................82
36.    Remedies And Waivers.............................................82
37.    Amendments And Waivers...........................................83
38.    Counterparts  ...................................................84
39.    Trustee       ...................................................84
40.    Governing Law 85
41.    Enforcement   ...................................................85

Schedule 1 The Original Lenders.........................................86

Schedule 2 Conditions Precedent.........................................87

Schedule 3 Requests.....................................................89

       Part Ia Utilisation Request Loans................................89
       Part Ib Utilisation Request Bank Guarantee.......................90

Schedule 4 Mandatory Cost Formula.......................................91

Schedule 5 Form Of Transfer Certificates................................94

Schedule 6 Form Of Compliance Certificate..............................100

Schedule 7 Lma Form Of Confidentiality Undertaking.....................102

Schedule 8 Timetables..................................................106

       Part I    Loans.................................................106
       Part Ii   Bank Guarantee........................................107

Schedule 9 Form Of Svg Diamond Bank Guarantee..........................108

THIS AGREEMENT is dated 16 March 2001, has been amended and restated on 16 June 2003 and on 24 September 2004 and is made between:

(1)  SVG CAPITAL PLC  (formerly  known as SCHRODER  VENTURES  INTERNATIONAL
     INVESTMENT  TRUST  PLC)  (registered   number  3066856)  ("SVG");

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

(6) THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND and THE ROYAL BANK OF SCOTLAND PLC (together, the "Original Lenders"); and

(7) THE ROYAL BANK OF SCOTLAND PLC in its capacity as issuing bank (the "Issuing Bank").

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

     "Amendment Agreement" means the amendment agreement relating to the Original Facility Agreement, dated 24 September 2004 and made between
     SVG, the Platinum Trust, the Joint Lead Arrangers, the Agent, the Trustee, the Issuing Bank and the Original Lenders.

     "Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing or registration.

     "Availability Period" means the period from and including the date of this Agreement to and including the date falling one month prior to the Termination Date.

     "Available  Commitment" means a Lender's Commitment minus:

     (a) the amount of its participation in any outstanding Bank Guarantee (or, in the case of the SVG Diamond Bank Guarantee, the Total Aggregate Amount (as defined in Schedule 9) and the Base Currency Amount of its participation in any outstanding Loans; and

     (b) in relation to any proposed Utilisation, the amount of its participation in any Bank Guarantee and the Base Currency Amount of its participation in any Loans in each case that are due to be made on or before the proposed Utilisation Date, other than that Lender's participation in any Utilisations that are due to be repaid or prepaid on or before the proposed Utilisation Date.

     "Available Facility" means the aggregate for the time being of each Lender's Available Commitment.

     "Bank Guarantee" means the
     SVG Diamond Bank Guarantee or any other bank guarantee in the form requested by a Borrower and agreed by the Agent (with the prior consent of the Majority Lenders and the Issuing Bank) from time to time.

     "Base Currency" means euros.

     "BaseCurrency Amount" means, in relation to a Utilisation, the amount specified in the Utilisation Request delivered by the Borrower for that Utilisation (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent's Spot Rate of Exchange on the date which is three Business Days before the Utilisation Date or, if later, on the date the Agent receives the Utilisation Request) adjusted to reflect any repayment or prepayment of the Utilisation.


     "Borrower" means SVG or, as the case may be, the Platinum Trust and "Borrowers" means both of them.

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


     "Calculation Date" means the date of issue of the SVG Diamond Guarantee and, following such date of issue, 28 March and 28 September in each year (excluding 28 September 2004) (or if such day is not a Business Day the next following Business Day).

     "Calculation Period" means each period from one Calculation Date to the next succeeding Calculation Date.

     "Callable Subscription Monies" has the meaning given to that term in the Memorandum and Articles of Association of SVG Diamond Holdings Limited.

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

     "Compliance Certificate" means a certificate substantially in the form set out in Schedule 6 (Form of Compliance Certificate).

     "Confidentiality Undertaking" means a confidentiality undertaking substantially in a recommended form of the LMA as set out in Schedule 7 (LMA Form of Confidentiality Undertaking) or in any other form agreed between SVG and the Agent.

     "Current Outstanding Amount" means at any time during a Calculation Period, the aggregate of the Remaining Initial Issue Price at that time and an amount equal to EURIBOR applied to the Remaining Initial Issue Price from time to time in respect of that Calculation Period and EURIBOR applied to the Remaining Initial Issue Price from time to time in respect of each Calculation Period falling prior to that Calculation Period, less an amount equal to the amount by which the total of (i) any Callable Subscription Monies paid by SVG in respect of PEI Preferred Equity Shares which have been held by SVG and (ii) the Callable Subscription Monies, in respect of each PEI Preferred Equity Share which SVG has disposed of (and therfore it would have no liability on a call in respect of such share), at the time of the relevant disposal, exceeds the Satisfied Initial Issue Price.

     "Debentures" means the SVG Debenture and the Platinum Trust Debenture.

     "Default" means an Event of Default or any event or circumstance specified in Clause 25 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

     "Delegate" means any delegate, agent, attorney or co-trustee appointed by the Trustee.

     "Effective Date" has the meaning given to it in the Amendment Agreement.

     "EURIBOR" means, in relation to any Loan in euro:

     (a)   the applicable Screen Rate; or

     (b) (if no Screen Rate is available for the period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the European interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in euro for a period comparable to the Interest Period of the relevant Loan and where "EURIBOR" is used in the definition of "Current Outstanding Amount", EURIBOR means (a) or (b) above as of 11.00am Brussels time on the Calculation Date in question for a period comparable to the Calculation Period which commences on such Calculation Date.

     "Event of Default" means any event or circumstance specified as such in Clause 25 (Events of Default).

     "Facility" means the revolving credit facility made available under this Agreement as described in Clause 2 (The Facility).

     "Facility Office" means the office or offices notified by a Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

     "Fee Letter" means any letter or letters between any Joint Lead Arranger and SVG (or the Agent or the Trustee and SVG) setting out any of the fees referred to in Clause 14 (Fees).

     "Finance Document" means this Agreement, any Fee Letter, the SVG Debenture, the Platinum Trust Debenture and any other document designated as such by the Agent and SVG.

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

     "Group" means SVG and its Subsidiary Undertakings for the time being (but, for the avoidance of doubt, shall not include any Investee Company).

     "Guarantor" means, SVG or, as the case may be, the Platinum Trust and "Guarantors" means both of them.

     "Holding Company" means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

     "Indebtedness for Borrowed Money" means Financial Indebtedness save for any indebtedness for or in respect of paragraph (g) of the definition of "Financial Indebtedness".

     "Interest Period" means, in relation to a Loan, each period determined in accordance with Clause 12 (Interest Periods) and in relation to an Unpaid Sum, each period determined in accordance with Clause 11.3 (Default interest).

     "Investee Company" means a company, trust, partnership, fund or other entity in which an Obligor (or fund in which an Obligor has an interest) participates as a shareholder or holder of debt.

     "Investment Adviser" means Schroder Ventures (London) Limited.

     "Investment Policy" means the investment policy referred to in the Listing Particulars.

     "Lender" means:

     (a)  any Original Lender; and

     (b) any bank or financial institution which has become a Party in accordance with Clause 26 (Changes to the Lenders),

     which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

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

     "Listing Particulars" means the listing particulars published under Part VI of the Financial Services and Markets Act 2000 by SVG dated 13 May 2003.

     "Loan" means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

     "LMA" means the Loan Market Association.

     "Majority Lenders" means:

     (a) until the Total Commitments have been reduced to zero, a Lender or Lenders whose Commitments aggregate more than 50% of the Total Commitments (or, if the Total Commitments have been reduced to zero and there are no Utilisations then outstanding, aggregated more than 50% of the Total Commitments immediately prior to the reduction); or

     (b) at any other time, a Lender or Lenders whose participations in the Utilisations then outstanding aggregate more than 50% of all the Utilisations then outstanding.

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

     "Original Facility Agreement" means the EUR225,000,000 multicurrency revolving facility agreement dated 16 March 2001 as amended on 16 June 2003 between the Obligors, the Agent, The Royal Bank of Scotland plc as arranger and others.

     "Original Financial Statements" means:

     (a) in relation to SVG, the audited consolidated financial statements of the Group for the financial half year ended 31 December 2002; and

     (b) in relation to the Platinum Trust, its audited financial statements for its financial half year ended 31 December 2002.

     "P123" means P123 Limited the closed-end investment company incorporated (or, as the case may be, to be incorporated) in Guernsey, in which SVG has (or, as the case may be, will have) an approximate 40% holding.

     "Participating Member State" means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to European Monetary Union.

     "Party" means a party to this Agreement and includes its successors in title, permitted assigns and permitted transferees.

     "PEI Preferred Equity Shares" has the meaning given to that term in the Memorandum and Articles of Association of SVG Diamond Holdings Limited.

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

     "Permitted Disposal" means the transfer or disposal by SVG or an Affiliate of SVG of a portion of its limited partnership interests in Permira Europe I and Permira Europe II to P123 undertaken substantially in accordance with the details contained in version 17 of the draft of the confidential information memorandum relating to P123 dated 3 June 2003 provided to the Lenders on 3 June 2003.

     "Platinum Trust Debenture" means the debenture dated 16 March 2001 granted by the Platinum Trust in favour of the Trustee.

     "Qualifying Lender" has the meaning given to it in Clause 15 (Tax gross-up and indemnities).

     "Quarter Dates" mean 31 March, 30 June, 30 September and 31 December in each year.

     "Quotation Day" means, in relation to any period for which an interest rate is to be determined:

     (a)  (if the currency is sterling) the first day of that period;

     (b) (if the currency is euro) two TARGET Days before the first day of that period; or

     (c) (for any other currency) two Business Days before the first day of that period,

     unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

     "Receiver" means any receiver or receiver and manager or administrative receiver of the whole or any of the Charged Property.

     "Reference Banks" means The Governor and Company of the Bank of Scotland, The Royal Bank of Scotland plc and such other banks as may be appointed by the Agent in consultation with the Borrower.

     "Relevant Borrower" means in relation to the guarantee of SVG, the Platinum Trust and, in relation to the guarantee of the Platinum Trust, SVG.

     "Relevant Interbank Market" means in relation to euro, the European interbank market and, in relation to any other currency, the London interbank market.

     "Remaining Initial Issue Price" means at any time euro 50,000,000 less the Satisfied Initial Issue Price.

     "Renewal Request" means a written notice delivered to the Agent in accordance with Clause 7.7 (Renewal of a Bank Guarantee).

     "Repeating Representations" means each of the representations set out in Clauses 21.1 (Status) to 21.6 (Governing law and enforcement), Clause 21.9 (No default), Clause 21.10 (No misleading information), Clause 21.12 (Pari passu ranking) and Clause 21.13 (No proceedings pending or threatened).

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

     "Satisfied Initial Issue Price" means euro 1 for each PEI Preferred Equity Share which has been held by SVG, and in respect of which all Callable Subscription Monies have been paid by SVG or which is no longer held by SVG.

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

     "Screen Rate" means:

     (a) in relation to LIBOR, the British Bankers' Association Interest Settlement Rate for the relevant currency and period; and

     (b) in relation to EURIBOR, the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period,

     displayed on the appropriate page of the Telerate screen. If the agreed page is replaced or service ceases to be available, the Agent may specify another page or service displaying the appropriate rate after consultation with SVG and the Lenders.

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

     "SVG Debenture" means the debenture dated 16 March 2001 granted by SVG in favour of the Trustee.

     "SVG Diamond Bank Guarantee" means a bank guarantee, substantially in the form set out in Schedule 9 (Form of SVG Diamond Bank Guarantee) proposed to be issued to SVG Diamond Holdings Limited.

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

     "Taxes Act" means the Income and Corporation Taxes Act 1988.

     "Termination Date" means unless all the Lenders and the Issuing Bank in their absolute discretion otherwise agree, 16 June 2008 (or, if that day is not a Business Day, the preceding Business Day).

     "Total   Commitments"   means  the  aggregate  of  the  Commitments   being
     EUR285,000,000.00.

     "Transfer Certificate" means a certificate substantially in one of the forms set out in Schedule 5 (Form of Transfer Certificates) or any other form agreed between the Agent and the Borrower.

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

     "Utilisation" means a Loan or a Bank Guarantee.

     "Utilisation Date" means the date on which a Utilisation is made.

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

          (viii)a time of day is a reference to London time; and

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

                                   SECTION 2
                                  THE FACILITY

2.   THE FACILITY

2.1  The Facility
     Subject to the terms of this Agreement, the Lenders make available to the Borrowers a multicurrency revolving loan facility and to SVG a bank guarantee facility in an aggregate amount equal to the Total Commitments.

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

4.4  Maximum number of Loans

     (a) A Borrower may not deliver a Utilisation Request if as a result of the proposed Utilisation fifteen or more Loans would be outstanding or fifteen or more Bank Guarantees would be outstanding.

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

5.2  Completion of a Utilisation Request

     Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

     (a) the proposed Utilisation Date is a Business Day within the Availability Period;

     (b) the currency and amount of each Utilisation complies with Clause 5.3 (Currency and amount) and paragraph (b) of Clause 24.22 (Condition Subsequent); and

     (c)  the  proposed  Interest  Period  complies  with  Clause  12  (Interest
          Periods).

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

7.       UTILISATION - BANK GUARANTEE

7.1      General

    (a)  In this Clause 7 and Clause 8 (Bank Guarantee):

         (i) "Expiry Date" means, for the Bank Guarantee, the last day of its Term;

         (ii) "Guarantee Proportion" means, in relation to a Lender in respect of the Bank Guarantee, the proportion (expressed as a percentage) borne by that Lender's Available Commitment to the Available Facility immediately prior to the issue of the Bank Guarantee, adjusted to reflect any assignment or transfer under this Agreement to or by that Lender; and

         (iii)"Term" means the period determined under this Agreement for which the Issuing Bank is under a liability under the Bank Guarantee.

    (b)   Any reference in this Agreement to:

          (i)  a "Finance Party" includes the Issuing Bank;

          (ii) the Interest Period of the Bank Guarantee will be construed as a reference to the Term of that Bank Guarantee;

          (iii)an amount borrowed includes any amount utilised by way of the Bank Guarantee;

          (iv) a Utilisation made or to be made to SVG includes the Bank Guarantee issued on its behalf;

          (v) a Lender funding its participation in a Utilisation includes a Lender participating in the Bank Guarantee;

          (vi) amounts   outstanding   under  this  Agreement  include  amounts
               outstanding under or in respect of the Bank Guarantee;

          (vii)an outstanding amount of the Bank Guarantee at any time is the maximum amount that is or may be payable by SVG in respect of that Bank Guarantee at that time;

          (viii)SVG "repaying" or "prepaying" the Bank Guarantee means:

               (A) SVG providing cash cover for the Bank Guarantee;

               (B) the maximum  amount  payable under the Bank  Guarantee  being reduced in accordance with its terms; or

               (C) the  Issuing  Bank  being  satisfied  that it has no  further liability under the Bank Guarantee,

               and the amount by which the Bank Guarantee is repaid or prepaid under sub-paragraphs (viii)(A) and (viii)(B) above is the amount of the relevant cash cover or reduction; and

          (ix) SVG providing "cash cover" for the Bank Guarantee means SVG paying an amount in the currency of the Bank Guarantee to an interest bearing account in the name of SVG or as may be otherwise agreed between SVG and the Lenders and the following conditions are met:

               (A) the  account  is with the Agent  (if the cash  cover is to be provided for all the Lenders) or the Issuing Bank (if the Original Lenders are the only Lenders) or with a Lender (if the cash cover is to be provided for that Lender);

               (B) withdrawals  from  the  account  may  only  be made to pay a
                   Finance Party amounts due and payable to it under this Agreement in respect of the Bank Guarantee until no amount is or may be outstanding under the Bank Guarantee; and

               (C) SVG has executed a security  document,  in form and substance satisfactory to the Agent or the Finance Party with which that account is held, creating a first ranking security interest over that account.

     (c) Clause 5 (Utilisation) does not apply to the Utilisation by way of Bank Guarantee.

7.2     Facility
        The Facility may be utilised by way of issue of Bank Guarantees.

7.3     Delivery of a Utilisation Request for Bank Guarantee

        SVG may request a Bank Guarantee to be issued by delivery to the Agent of a duly completed Utilisation Request in the form of Part IB of
        Schedule 3 (Utilisation Request - Banks Guarantees) not later than the Specified Time.

7.4     Completion of a Utilisation Request for Bank Guarantee
        Each Utilisation Request for a Bank Guarantee is irrevocable and will not be regarded as having been duly completed unless:

       (a) it specifies that it is for a Bank Guarantee;

       (b) the proposed Utilisation Date is a Business Day within the Availability Period;

       (c) the currency and amount of the Bank  Guarantee  comply with Clause
           7.5 (Currency and amount);

       (d) the form of Bank Guarantee is attached;

       (e) in the case of the SVG Diamond Bank Guarantee, the Expiry Date of the Bank Guarantee is no later than the date falling 90 months after the date of original issue of the Bank Guarantee and, in the case of any Bank Guarantee other than the SVG Diamond Bank Guarantee, the Expiry Date of the Bank Guarantee is on or before the Termination Date;

       (f) the  delivery   instructions  for  the  Bank  Guarantee  are
           specified; and

       (g) the identity of the beneficiary of the Bank Guarantee is SVG Diamond Holdings Limited in the case of the SVG Diamond Bank Guarantee, or such other beneficiaries may be approved by the Majority Lenders in the case of any Bank Guarantee other than the SVG Diamond Bank Guarantee.

7.5     Currency and amount
        The currency specified in the Utilisation Request must be euro.

7.6     Issue of the Bank Guarantee

       (a) If the conditions set out in this Agreement have been met, the Issuing Bank shall issue one Bank Guarantee on the Utilisation Date.

       (b) The Issuing Bank will only be obliged to comply with paragraph (a) above if on the date of the Utilisation Request and on the proposed Utilisation Date:

           (i) in the case of a Bank Guarantee renewed in accordance with Clause 7.7 (Renewal of a Bank Guarantee), no Event of Default is continuing or would result from the proposed Utilisation and, in the case of any other Utilisation, no Default is continuing or would result from the proposed Utilisation; and

          (ii) the Repeating Representations to be made by each Obligor are true in all material respects.

                                       26
       (c) The amount of each Lender's participation in a Bank Guarantee will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to the issue of the Bank Guarantee.

7.7     Renewal of a Bank Guarantee

       (a) SVG may request any Bank Guarantee issued on its behalf be renewed by delivery to the Agent of a Renewal Request by the Specified Time.

       (b) The Finance Parties shall treat any Renewal Request in the same way as a Utilisation Request for a Bank Guarantee except that the conditions set out in paragraphs (d), (f) and (g) of Clause 7.4 (Completion of a Utilisation Request for Bank Guarantee) shall not apply.

       (c) The terms of each renewed Bank Guarantee shall be the same as those of the relevant Bank Guarantee immediately prior to its renewal, except that:

           (i) its amount may be less than the amount of the Bank Guarantee immediately prior to its renewal; and

           (ii)its Term shall start on the date which was the Expiry Date of the Bank Guarantee immediately prior to its renewal, and shall end on the proposed Expiry Date specified in the Renewal Request.

       (d) If the conditions set out in this Agreement have been met, the Issuing Bank shall amend and re-issue any Bank Guarantee pursuant to a Renewal Request.

8.      BANK GUARANTEE

8.1     Immediately payable

       (a) If the Bank Guarantee or any amount outstanding under the Bank Guarantee becomes payable and no claim (as defined in paragraph
           (a) of Clause 8.4 (Claims under a Bank Guarantee) has been made in respect of the Bank Guarantee or amount outstanding under the
           Bank   Guarantee,   SVG  shall   repay  or  prepay   that  amount
           immediately.

       (b) Within 5 Business Days of SVG becoming aware that the Current Outstanding Amount is equal to or greater than the Total Aggregate Amount, SVG will pay the Callable Subscription Monies in respect of all of its PEI Preferred Equity Shares to the PEI Issuer in accordance with article 2.5(b) of the Memorandum and Articles of Association.

8.2     Assignments and transfers

       (a) Notwithstanding any other provision of this Agreement, the consent of the Issuing Bank is required for any assignment or transfer of any Lender's rights and/or obligations under the Facility.

       (b) If paragraph (a) and the conditions and procedure for transfer specified in Clause 26 (Changes to the Lenders) are satisfied, then on the Transfer Date the Issuing Bank and the New Lender shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Issuing Bank and the Existing Lender shall each be released from further obligations to each other under this Agreement.

8.3     Fee payable in respect of the Bank Guarantees

      (a) SVG shall pay to the Agent (for the account of each Lender) a bank guarantee fee in euros computed at the same rate as the Margin on the outstanding amount of the Bank Guarantee less the amount of cash cover (if any) provided by SVG in respect of all or any part of any Bank Guarantee (save that in relation to the SVG Diamond Bank Guarantee, the bank guarantee fee in euros shall be the aggregate of
          (i) an amount computed at the same rate as the Margin on the Current Outstanding Amount less the amount of cash cover (if any) provided by SVG in respect of all or any part of any Bank Guarantee and (ii) an amount computed at the same rate as the commitment fee set out in paragraph (a) of Clause 14.1 (Commitment fee) on the difference between the Total Aggregate Amount (as defined in Schedule 9) of the SVG Diamond Bank Guarantee and the Current Outstanding Amount) for the period from the issue of that Bank Guarantee until its Expiry Date provided that if at any time cash cover has been provided in respect of all or any part of any Bank Guarantee, an additional bank guarantee fee shall be payable at the rate of 0.15 per cent. per annum in respect of the whole or that part (as the case may be) of that Bank Guarantee for which cash cover is provided. This fee shall be distributed according to each Lender's Guarantee Proportion of the Bank Guarantee.

      (b) The accrued bank guarantee fee on the Bank Guarantee shall be payable on the last day of each successive period of six months (or such shorter period as shall end on the Expiry Date for the Bank Guarantee) starting on the date of issue of the Bank Guarantee.


      (c) If SVG cash covers all or any part of the Bank Guarantee then:

          (i) the bank guarantee fee payable for the account of each Lender shall continue to be payable until the expiry of the Bank Guarantee; and

          (ii)SVG will be entitled to withdraw the interest accrued on the cash cover (which shall accrue at the market rate (LIBID)) to pay those fees on each date on which it is required to pay bank guarantee fee on any Bank Guarantee or, if SVG and the Lenders agree, the bank at which the deposit is held shall be entitled to pay interest accrued on the cash cover net of the additional bank guarantee fee which is due and payable in respect of the cash cover provided thereby satisfying the obligation of SVG to pay such guarantee fee. Any such amount deducted by way of netting from the interest due shall be distributed according to each Lender's Guarantee Proportion of the Bank Guarantee and at the times set out in paragraph (b) of Clause 8.3.

                                       28
8.4     Claims under a Bank Guarantee

     (a) SVG irrevocably and unconditionally authorises the Issuing Bank to pay any claim made or purported to be made under the Bank Guarantee requested by it and which appears on its face to be in order (a "claim").

     (b) SVG shall immediately on demand pay to the Agent for the Issuing Bank an amount equal to the amount of any claim under the Bank Guarantee.

     (c) SVG acknowledges that the Issuing Bank:

         (i) is not obliged to carry out any investigation or seek any confirmation from any other person before paying a claim; and

         (ii)deals in documents only and will not be concerned with the legality of a claim or any underlying transaction or any available set-off, counterclaim or other defence of any person.

     (d) The obligations of SVG under this Clause will not be affected by:

          (i) the sufficiency, accuracy or genuineness of any claim or any other document; or

          (ii)any incapacity of, or limitation on the powers of, any person signing a claim or other document.

8.5     Indemnities

     (a) SVG shall immediately on demand indemnify the Issuing Bank against any cost, loss or liability incurred by the Issuing Bank (otherwise than by reason of the Issuing Bank's gross negligence or wilful misconduct) in acting as the Issuing Bank under the Bank Guarantee.

     (b) Each Lender shall (according to its Guarantee Proportion) immediately on demand indemnify the Issuing Bank against any cost, loss or liability incurred by the Issuing Bank (otherwise than by reason of the Issuing Bank's gross negligence or wilful misconduct) in acting as the Issuing Bank under the Bank Guarantee (unless the Issuing Bank has been reimbursed by SVG pursuant to a Finance Document).

     (c) SVG shall immediately on demand reimburse any Lender for any payment it makes to the Issuing Bank under this Clause 8.5 (Indemnities) in respect of the Bank Guarantee.

     (d) The obligations of each Lender under this Clause are continuing obligations and will extend to the ultimate balance of sums payable by that Lender in respect of the Bank Guarantee, regardless of any intermediate payment or discharge in whole or in part.

     (e) The obligations of any Lender or SVG under this Clause will not be affected by any act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause (without limitation and whether or not known to it or any other person) including:

         (i) any time, waiver or consent granted to, or composition with, SVG, any beneficiary under the Bank Guarantee or other person;

         (ii)the release of SVG or any other person under the terms of any composition or arrangement;

         (iii)the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, SVG, any beneficiary under the Bank Guarantee or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

          (iv)any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of SVG, any beneficiary under the Bank Guarantee or any other person;

          (v)any amendment (however fundamental) or replacement of a Finance Document, the Bank Guarantee or any other document or security;

          (vi)any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document, the Bank Guarantee or any other document or security; or

          (vii)any insolvency or similar proceedings.

8.6       Rights of contribution
          SVG will not be entitled to any right of contribution or indemnity from any Finance Party in respect of any payment it may make under this Clause 8.

8.7       Role of the Issuing Bank
     (a) Nothing in this Agreement constitutes the Issuing Bank as a trustee or fiduciary of any other person.

     (b) The Issuing Bank shall not be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

     (c) The Issuing Bank may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

     (d)  The Issuing Bank may rely on:

          (i) any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

          (ii) any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

     (e) The Issuing Bank may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

                                       30
     (f) The Issuing Bank may act in relation to the Finance Documents through its personnel and agents.

     (g) The Issuing Bank is not responsible for:

         (i) the adequacy, accuracy and/or completeness of any information (whether oral or written) provided by the Agent, any Party (including itself), or any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; or

        (ii) the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

8.8     Exclusion of liability

        (a) Without limiting paragraph (b) below, the Issuing Bank will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

        (b) No Party (other than the Issuing Bank) may take any proceedings against any officer, employee or agent of the Issuing Bank in respect of any claim it might have against the Issuing Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document.

8.9     Credit appraisal by the Lenders

Without affecting the responsibility of SVG for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Issuing Bank that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document, including but not limited to, those listed in paragraphs (a) to (d) of Clause 28.24 (Credit appraisal by the Lenders).

8.10     Address for notices

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of the Issuing Bank for any communication or document to be made or delivered under or in connection with the Finance Documents is that notified in writing to the Agent prior to the date of this Agreement or any substitute address or fax number or department or officer as the Issuing Bank may notify to the Agent by not less than five Business Days' notice.

8.11     Amendments and Waivers

Notwithstanding any other provision of this Agreement, an amendment or waiver which relates to the rights or obligations of the Issuing Bank may not be effected without the consent of the Issuing Bank.

REPAYMENT, PREPAYMENT AND CANCELLATION

9.     REPAYMENT

9.1 Each Borrower which has drawn a Loan shall repay that Loan on the last day of its Interest Period.

9.2 If not otherwise repaid and unless all the Lenders and the Issuing Bank in their absolute discretion otherwise agree, SVG will repay each Bank Guarantee on the Termination Date by providing cash cover.

10.     PREPAYMENT AND CANCELLATION

10.1    Illegality

        (a) If, at any time, it is or will become unlawful in any jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund its participation in any Utilisation:

        (i) that Lender shall promptly notify the Agent upon becoming aware of that event;

       (ii) upon the Agent notifying the Borrowers, the Commitment of that Lender will be immediately cancelled; and

      (iii) each Borrower shall repay that Lender's participation in the Utilisation made to that Borrower on the last day of the Interest Period for each Utilisation occurring after the Agent has notified the Borrowers or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law).

        (b) If at any time, it is or will become unlawful for the Issuing Bank to issue or leave outstanding the Bank Guarantee the Issuing Bank shall promptly notify the Agent upon becoming aware of that event and upon the Agent notifying SVG, the Facility shall cease to become available for the issue of the Bank Guarantee.

10.2    Change of control

        (a) If a group of persons who at the date hereof do not have control of SVG, acting in concert gains control of SVG:

                (i) SVG shall promptly notify the Agent upon becoming aware of that event;

               (ii) SVG and the Lenders shall immediately enter into negotiations for a period of not more than 60 days with a view to agreeing whether the Facility shall continue to be made available and whether any amendment is required;

             (iii) if no such agreement is reached within such 60 day period then:

                       (A) any Lender by notice to the Agent and to SVG may
                           cancel its Commitment and on receipt by SVG of such a notice, each Borrower to which a Utilisation is outstanding shall immediately repay that Lender's participation in the Utilisation; and

                       (B) if the Majority Lenders so require, the Agent shall,
                           by not less than 30 days notice to the Borrowers, cancel the Facility and declare all outstanding Utilisations, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Facility will be cancelled and all such outstanding amounts will become immediately due and payable.

(b)     For the purpose of paragraph (a) above "control" means:

        (i) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

                (A) cast, or control the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of SVG; or

                (B) appoint or remove all, or the majority, of the directors or other equivalent officers of SVG; or

                (C) give directions with respect to the operating and financial policies of SVG which the directors or other equivalent officers of SVG are obliged to comply with; or

       (ii) the holding of more than one-half of the issued share capital of SVG (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital).

      (iii) For the purpose of paragraph (a) above "acting in concert" means a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition by any of them, either directly or indirectly of shares in SVG, to obtain or consolidate control of SVG.

10.3     Voluntary cancellation

SVG may, if it gives the Agent not less than five Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of EUR1,000,000) of the Available Facility. Any cancellation under this Clause 10.3 shall reduce the Commitments of the Lenders rateably.

10.4     Voluntary prepayment of Utilisations

Any Borrower to which a Utilisation has been made may, if it gives the Agent not less than five Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Utilisation (but, if in part, being an amount that reduces the Base Currency Amount of the Utilisation by a minimum amount of EUR1,000,000).

10.5     Right of repayment and cancellation in relation to a single Lender

         (a)  If:

             (i) any sum payable to any Lender by an Obligor  is, or will be, required to be increased under paragraph (d) of Clause 15.2 (Tax gross-up); or

            (ii) any Lender claims indemnification from any Borrower under Clause 15.3 (Tax indemnity) or Clause 16.1 (Increased costs),

            the relevant Borrower may, whilst the circumstance giving rise to the requirement or indemnification continues, give the Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender's participation in the Utilisations.

        (b) On receipt of a notice referred to in paragraph (a) above, the Commitment of that Lender shall immediately be reduced to zero.

        (c) On the last day of each Interest Period which ends after the relevant Borrower has given notice under paragraph (a) above (or, if earlier, the date specified by the relevant Borrower in that notice), that Borrower shall repay that Lender's participation in that Utilisation.

10.6     Restrictions

        (a) Any notice of cancellation or prepayment given by any Party under this Clause 9.1 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

        (b) Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

        (c) Unless a contrary indication appears in this Agreement, any part of the Facility which is prepaid may be reborrowed in accordance with the terms of this Agreement.

        (d) The Borrowers shall not repay or prepay all or any part of the Utilisation or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

        (e) No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

        (f) If the Agent receives a notice under this Clause 9.1 it shall promptly forward a copy of that notice to the Borrowers or the affected Lender, as appropriate.

                                     SECTION 5
                              COSTS OF UTILISATION

11.     INTEREST

11.1    Calculation of interest

        The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

        (a)   Margin;

        (b)   LIBOR or, in relation to any Loan in euro, EURIBOR; and

        (c)   Mandatory Cost, if any.

11.2    Payment of interest

        The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period, (and, if the Interest Period is longer than six Months, on the dates falling at six Month intervals after the first day of the Interest Period).

11.3    Default interest

        (a) If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate one per cent. higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 11.3 shall be immediately payable by the Obligor on demand by the Agent.

       (b) Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

11.4    Notification of rates of interest

        The Agent shall promptly notify the Lenders and the relevant Borrower of the determination of a rate of interest under this Agreement.

12.     INTEREST PERIODS

12.1    Selection of Interest Periods

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

12.2    Non-Business Days

        If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

13.     CHANGES TO THE CALCULATION OF INTEREST

13.1    Absence of quotations

        Subject to Clause 13.2 (Market disruption), if LIBOR or, if applicable, EURIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable LIBOR or EURIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

13.2    Market disruption

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

13.3  Alternative basis of interest or funding

      (a) If a Market Disruption Event occurs and the Agent or either of the Borrowers so requires, the Agent and SVG shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

      (b) Any alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of all the Lenders and SVG, be binding on all Parties.

13.4  Break Costs

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

14.   FEES

14.1  Commitment fee

      (a) SVG shall pay to the Agent (for the account of each Lender) a fee in the Base Currency computed at the rate of 0.60 per cent. per annum on that Lender's Available Commitment for the Availability Period.

      (b) The accrued commitment fee is payable on the last day of each successive period of three Months which ends during the Availability Period, on the last day of the Availability Period and on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.

14.2   Utilisation Fee

     (a) SVG shall pay to the Agent (for the account of each Lender) a utilisation fee in the Base Currency computed as follows:

          (i) 0.125% per annum on the aggregate Base Currency Amount of the Utilisations outstanding hereunder for each day on which they are greater than 25%, but less than 50%, of the Total Commitments;

         (ii) 0.25% per annum on the aggregate Base Currency Amount of the Utilisations outstanding hereunder for each day on which they are equal to or greater than 50%, but less than 75%, of the Total Commitments; and

        (iii) 0.50% per annum on the aggregate Base Currency Amount of the Utilisations outstanding hereunder for each day on which they are greater than 75% of the Total Commitments.

           provided that, for these purposes, the Base Currency Amount of the Utilisations in respect of the SVG Diamond Bank Guarantee shall be deemed to be equal to the then Current Outstanding Amount less the amount of cash cover (if any) provided by SVG in respect of all or any part of such Bank Guarantee.

     (b) The accrued utilisation fee, if any, shall be payable in arrear on the last day of each successive period of three months which ends after the date of this Agreement and on the Termination Date.

14.3   Participation Fee

       SVG shall pay a participation fee to each Joint Lead Arranger in the amount and at the times agreed in the applicable Fee Letter between SVG and such Joint Lead Arranger.

                                       37
14.4   Agency fee

       SVG shall pay to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

14.5   Trustee's Fee

       SVG shall pay to the Trustee (for its own account) a trustee's fee in the amount and at the times agreed in a Fee Letter.

14.6   Trustee's Ongoing Fees

       In the event of the occurrence of (a) an Event of Default or (b) the Trustee considering it necessary or expedient or (c) being requested by an Obligor or a Lender to undertake duties which the Trustee and SVG agree to be of an exceptional nature and/or outside the scope of the normal duties of the Trustee under the Finance Documents, SVG shall pay to the Trustee such additional remuneration (together with an amount equal to any applicable VAT) as may be agreed between them. If the Trustee and SVG fail to agree upon the nature of such duties or upon such additional remuneration, that dispute shall be determined by a merchant bank (acting as an expert and not as an arbitrator) selected by the Trustee and approved by SVG or, failing such approval, nominated (on the application of the Trustee) by the President for the time being of the Law Society of England and Wales (the costs of such nomination and of the merchant bank being payable by SVG) and the determination of any such merchant bank shall be final and binding upon the parties to this Agreement.

                                      38


                                    SECTION 6
                        ADDITIONAL PAYMENT OBLIGATIONS

15.    TAX GROSS UP AND INDEMNITIES

15.1   Definitions

       (a)  In this Clause 15:

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

            "Tax Payment" means an increased payment made by an Obligor to a Finance Party under Clause 15.2 (Tax gross-up) or a payment under Clause 15.3 (Tax indemnity).

      (b) In this Clause 15 a reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

15.2  Tax gross-up

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

15.3  Tax indemnity

      (a) SVG shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party on or by reference to any sum payable or deemed payable to or by it under a Finance Document.

      (b) Paragraph (a) above shall not apply with respect to any Tax assessed on a Finance Party:


           (A) under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for Tax purposes; or

           (B) under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction, if that Tax is imposed on or calculated by reference to the net income, profits or gains of that Finance Party.

      (c) A Protected Party making, or intending to make, a claim pursuant to paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Obligors.

      (d) A Protected Party shall, on receiving a payment from an Obligor under this Clause 15.3, notify the Agent.

15.4   Tax Credit

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

15.5   Stamp taxes

       SVG shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document but not for the avoidance of doubt in respect of any transfer of a Finance Party's rights under a Finance Document.

15.6   Value added tax

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

16.    INCREASED COSTS

16.1   Increased costs

       (a) Subject to Clause 16.3 (Exceptions) SVG shall, within three Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

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

16.2  Increased cost claims

      (a) A Finance Party intending to make a claim pursuant to Clause 16.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify SVG.

      (b) Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

16.3  Exceptions

      (a) Clause 16.1 (Increased costs) does not apply to the extent any Increased Cost is:

            (i)   Tax on the net profits, income or gains of a Finance Party;

           (ii) attributable to a Tax Deduction required by law to be made by an Obligor;

          (iii) compensated for by Clause 15.3 (Tax indemnity) (or would have been compensated for under Clause 15.3 (Tax indemnity) but was not so compensated solely because one of the exclusions in paragraph 15.3(b) of Clause 15.3 (Tax indemnity) applied);

           (iv)   compensated for by the payment of the Mandatory Cost; or

            (v) attributable to the breach by the relevant Finance Party or its Affiliates of any law or regulation.

     (b) In this Clause 16.3, a reference to a "Tax Deduction" has the same meaning given to the term in Clause 15.1 (Definitions).

17.     OTHER INDEMNITIES

17.1    Currency indemnity

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

17.2    Other indemnities

        SVG shall (or shall procure that an Obligor will), within three Business Days of demand, indemnify each Lender against any cost, loss or liability properly incurred by that Lender as a result of:

        (a)   the occurrence of any Event of Default;

        (b) a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 30 (Sharing among the Lenders);

        (c) funding, or making arrangements to fund, its participation in a Utilisation requested by a Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Lender alone); or

        (d) a Utilisation (or part of a Utilisation) not being prepaid in accordance with a notice of prepayment given by a Borrower.

17.3    Indemnity to the Agent

        SVG shall promptly indemnify the Agent against any cost, loss or liability properly incurred by the Agent (acting reasonably) as a result of:

        (a) investigating any event which it reasonably believes is a Default; or

        (b) entering into or performing any foreign exchange contract for the purposes of Clause 6 (Optional Currencies); or

        (c) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

17.4     Indemnity to Trustee

         The Trustee may, in priority to any payment to the Lenders, indemnify itself out of the Charged Property in respect of, and pay and retain, all sums necessary to give effect to this indemnity and shall have a lien on the Security and the proceeds of the enforcement of the Security for all moneys payable to it under this Clause.

18.     MITIGATION BY THE LENDERS

18.1    Mitigation

        (a) Each Finance Party shall, in consultation with SVG, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under, or cancelled pursuant to, any of Clause 10.1 (Illegality), Clause 15 (Tax gross-up and indemnities) or Clause 16 (Increased costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

        (b) Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

18.2     Limitation of liability

        (a) SVG shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 18.1 (Mitigation).

        (b)   A Finance Party is not obliged to take any steps under Clause
              18.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

19.     COSTS AND EXPENSES

19.1    Transaction expenses

        SVG shall promptly on demand pay the Agent, the Joint Lead Arrangers and the Trustee the amount of all costs and expenses (including legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing and execution of:

        (a) this Agreement and any other documents referred to in this Agreement; and

        (b) any other Finance Documents executed after the date of this Agreement,

        and all costs and expenses reasonably incurred by them in connection with the perfection of the Security contemplated in the Finance Documents.

19.2    Amendment costs

        If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 31.9 (Change of currency), the Obligor requesting the amendment, waiver or consent necessitating the amendment pursuant to Clause 31.9 (Change of Currency) shall, within three Business Days of demand, reimburse the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent in responding to, evaluating, negotiating or complying with that request or requirement.

19.3    Enforcement costs

        SVG shall, within three Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

                                   SECTION 7
                                   GUARANTEE

20.     GUARANTEE AND INDEMNITY

20.1    Guarantee and indemnity

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

20.2     Continuing guarantee

         This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by the Relevant Borrower under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

20.3     Reinstatement

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

20.4     Waiver of defences

         The obligations of each Guarantor under this Clause 20 will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause 20 (without limitation and whether or not known to it or any Finance Party) including:

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

20.5     Immediate recourse

         Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 20. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

20.6     Appropriations

         Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

         (a) refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

         (b) hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor's liability under this Clause 20.

20.7     Deferral of Guarantors' rights

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

                                       47

20.8     Additional security

         This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

                                   SECTION 8
              REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

21.     REPRESENTATIONS

        Each Obligor makes the representations and warranties set out in this Clause 21 to each Finance Party on the date of this Agreement.

21.1    Status

        (a) In the case of SVG, it is a corporation duly incorporated and validly existing under the law of its jurisdiction of incorporation. In the case of the Platinum Trust, it is a trust duly constituted and established and validly existing under the laws of its jurisdiction of establishment.

        (b) It and each of its Subsidiaries (other than, for the avoidance of doubt, Investee Companies) has the power to own its assets and carry on its business as it is being conducted.

21.2    Binding obligations

        The obligations expressed to be assumed by it in each Finance Document are, subject to any general principles of law as at the date of this Agreement limiting its obligations which are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation), legal, valid, binding and enforceable obligations.

21.3    Non-conflict with other obligations

        The entry into and performance by it of, and the transactions contemplated by, the Finance Documents to which it is a party do not and will not conflict with:

        (a)     any law or regulation applicable to it;

        (b)     its constitutional documents; or

        (c) any agreement or instrument binding upon it or any of its assets.

21.4    Power and authority

        It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

21.5    Validity and admissibility in evidence

        All Authorisations required or desirable:

        (a) to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

        (b) to make the Finance Documents to which it is a party admissible in evidence in its jurisdiction of incorporation (in the case of SVG) or jurisdiction of establishment (in the case of the Platinum Trust), have been obtained or effected and are in full force and effect.

21.6    Governing law and enforcement

        (a) The choice of English law as the governing law of the Finance Documents will be recognised and enforced in its jurisdiction of incorporation (in the case of SVG) or jurisdiction of establishment (in the case of the Platinum Trust).

        (b) Any judgment obtained in England in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation (in the case of SVG) or jurisdiction of establishment (in the case of the Platinum Trust).

21.7    Deduction of Tax

        It is not required under the law of its jurisdiction of incorporation (in the case of SVG) or jurisdiction of establishment (in the case of the Platinum Trust) to make any deduction for or on account of Tax from any payment it may make under any Finance Document.

21.8    No filing or stamp taxes

        Under the law of its jurisdiction of incorporation (in the case of SVG) or jurisdiction of establishment (in the case of the Platinum Trust) it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction (save for the filing of the particulars of the Debentures with the Registrar of Companies (in the case of SVG) or that any stamp, registration or similar Tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents.

21.9    No default

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

21.10   No misleading information

        All written information supplied by an Obligor is true, complete and accurate in all material respects as at the date it was given and at such date was not misleading in any material respect.

21.11   Financial statements

        (a) Its Original Financial Statements were prepared in accordance with GAAP consistently applied.

        (b) Its Original Financial Statements fairly represent its financial condition and operations (consolidated in the case of SVG) during the relevant financial year or half-year.

        (c) There has been no material adverse change in its business or financial condition (or the business or consolidated financial condition of the Group, in the case of SVG) since the date to which the Original Financial Statements were drawn up.

21.12   Pari passu ranking

        Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

21.13   No proceedings pending or threatened

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

21.14   Security

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

21.15   Ownership of the Platinum Trust

        As at 31 December 2002, SVG held 99% of all A units and 90% of all B units in the Platinum Trust.

21.16   Constitution of the Platinum Trust

        The Platinum Trust was constituted by the Trust Deed dated 29 March 1996 between Barings (Guernsey) Limited and Schroder Ventures Managers (Guernsey) Limited.

21.17   Repetition

        The Repeating Representations are deemed to be made by each Obligor (by reference to the facts and circumstances then existing) on the date of each Utilisation Request and the first day of each Interest Period and in the case of Clause 21.9 (No default) and Clause 21.13 (No proceedings pending or threatened) such representations shall be deemed made as if paragraph (a) of the definition of "Material Adverse Effect" had been deleted.

22.     INFORMATION UNDERTAKINGS

        The undertakings in this Clause 22 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

22.1    Financial statements

        SVG shall supply to the Agent in sufficient copies for all the Lenders:

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

22.2    Compliance Certificate and Management Portfolio Valuations

        (a) SVG shall supply to the Agent, on the last day of each calendar month and with each set of financial statements delivered pursuant to paragraph 22.1(a)(i) or 22.1(b)(i) of Clause 22.1 (Financial statements), a Compliance Certificate setting out
                (in reasonable detail) computations as to compliance with Clause 23 (Financial covenants) as at such date or, as the case may be, the date as at which those financial statements were drawn up and setting out the management portfolio valuation of the investment portfolio pursuant to paragraph 22.1(c) or the valuation determined pursuant to Clause 23.4 (Valuation) as at the end of the first half of each financial year or the end of each financial year, as the case may be.

        (b) Each Compliance Certificate shall be signed by the company secretary and the Chief Financial Officer of SVG.

        (c) If the Majority Lenders believe in good faith and based on reasonable grounds that any financial statements or calculations provided pursuant to this Clause 22 are inaccurate or incomplete the Agent may seek verification of such financial statements or calculations from SVG's auditors. The costs and expenses of any such action shall be for the account of SVG. The Agent may not seek such verification unless there are amounts outstanding under this Agreement or a Utilisation Request has been delivered to the Agent.

22.3    Requirements as to financial statements

        (a) Each set of financial statements delivered pursuant to Clause 22.1 (Financial statements) shall be certified by a director of the relevant company or trustee of the relevant trust as fairly representing its financial condition as at the date as at which those financial statements were drawn up.

        (b)

                (i) SVG shall procure that each set of financial statements of an Obligor delivered pursuant to Clause 22.1 (Financial statements) is prepared using GAAP and accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements for that Obligor unless, in relation to any set of financial statements, it notifies the Agent that there has been a change in GAAP or the accounting practices or reference periods and its auditors (or, if appropriate, the auditors of the Obligor) deliver to the Agent:

                        (A) a description of any change necessary for those financial statements to reflect the GAAP, accounting practices and reference periods upon which that Obligor's Original Financial Statements were prepared; and

                        (B) sufficient information, in form and substance as may be reasonably required by the Agent, to enable the Lenders to determine whether
                                Clause 23 (Financial covenants) has been complied with and make an accurate comparison between the financial position indicated in those financial statements and that Obligor's Original Financial Statements.

                (ii) If SVG notifies the Agent of a change in accordance with paragraph (i) above then SVG and the Agent shall enter into negotiations in good faith with a view to agreeing:

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

22.4    Information: miscellaneous

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

        (c) promptly, such further information regarding the financial condition, business and operations of any member of the Group as any Finance Party (through the Agent) may reasonably request; and

        (d) in the event the SVG Bank Guarantee is issued hereunder, details of the amount of any Callable Subscription Monies paid by SVG or of any dealings by SVG in any PEI Preferred Equity Shares in respect of which there are Callable Subscription Monies to enable the Lenders to calculate the Current Outstanding Amount.

22.5    Notification of default

        (a) Each Obligor shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

        (b) Promptly upon a request by the Agent, SVG shall supply to the Agent a certificate signed by two of its directors or senior officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

23.     FINANCIAL COVENANTS

23.1    Financial definitions

        In this Clause 23:
        "Cash and Cash Equivalents" means at any time:

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

                (ii) which matures within one year after the relevant date of calculation; and

                (iii) which has a credit rating of either A-1 by Standard & Poor's Rating Services, a division of The McGraw Hill Companies, Inc. (or its successors) or Fitch IBCA, Inc. (or its successors) or P-1 by Moody's Investors Service, Inc.(or its successors) or, if no rating is available in respect of the commercial paper, the issuer of which has in respect of its long-term debt obligations, an equivalent rating;

        (d) Sterling bills of exchange eligible for rediscount at the Bank of England and accepted by an acceptable bank; or

        (e)     United States treasury bills; or

        (f) Euro denominated debt securities issued by the government of an acceptable member state of the European Union (for these purposes an "acceptable member state" means any of the United Kingdom, France, Germany, The Netherlands, Belgium, Spain, Italy, Ireland, Denmark and Sweden),in each case to which an Obligor is beneficially entitled at that time. An "acceptable bank" means any of the Original Lenders, Schroders & Co. Limited, ING Bank N.V. or any Affiliate of either of the foregoing or a commercial bank or trust company which has a rating of A or higher by Standard & Poor's Rating Services, a division of The McGraw Hill Companies, Inc. (or its successors) or Fitch IBCA, Inc. (or its successors) or A2 or higher by Moody's Investors Service, Inc. (or its successors).

                "Consolidated Gross Borrowings" means at any time the aggregate amount of all obligations of the Group (or, for the purposes of Clause 23.2(b) below, Barings (Guernsey) Limited as trustee of the Platinum Trust) for or in respect of Indebtedness for Borrowed Money but excluding any such obligations to any other member of the Group (and so that no amount shall be included or excluded more than once) and any obligations subordinated to the obligations of the Obligors under the Finance Documents on terms satisfactory to the Agent (acting on the instructions of the Majority Lenders (acting reasonably)).

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

        "Consolidated Investment Assets" means at any time the sum of the value of the Obligors' investments in Schroder Ventures Funds, Permira Funds or other funds, or held directly in Investee Companies (but
        (a) excluding the value of SVG's investment in the Platinum Trust and
        (b) for the purpose of determining the value of SVG's holding in P123 this shall be calculated by multiplying the then most recent book valuation of SVG's investment in P123 by 30% (the resultant figure being defined as the "P123 Adjusted Asset Value")), all Cash and Cash Equivalents held by the Obligors and all other investments held by the Obligors and approved by the Agent (the latter being subject to a de minimus requirement that the value thereof does not exceed 5% of total gross assets of the Obligors).

        "P123 Adjusted Asset Value" has the meaning given to such term in the definition of "Consolidated Investment Assets" in this Clause 23.1.

        "Portfolio Value" means the amount of the Consolidated Investment Assets of the Obligors.

23.2    Financial condition

        SVG shall ensure that:

        (a) Consolidated Gross Borrowings shall not be more than 30% of Consolidated Adjusted Investment Assets at any time; and

        (b) the Consolidated Gross Borrowings of Barings (Guernsey) Limited as trustee of the Platinum Trust shall be less than 15% of the Total Commitments at all times.

23.3    Financial testing

        The financial covenants set out in Clause 23.2 (Financial condition) shall be tested by reference to each of the financial statements and/or each Compliance Certificate delivered pursuant to Clause 22.2 (Compliance Certificate and Management Portfolio Valuations).

23.4    Valuation

        The value of each Investee Company shall be assessed (at the cost of the Obligors) on a semi-annual and annual basis according to the British Venture Capital Association Guidelines published from time to time.

24.     GENERAL UNDERTAKINGS

        The undertakings in this Clause 24 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

24.1    Authorisations

        Each Obligor shall promptly:

        (a) obtain, comply with and do all that is necessary to maintain in full force and effect; and

        (b)     supply certified copies to the Agent of,

        any Authorisation required under any law or regulation of its jurisdiction of incorporation (in the case of SVG) or jurisdiction of establishment (in the case of the Platinum Trust) to enable it to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation (in the case of SVG) or jurisdiction of establishment (in the case of the Platinum Trust) of any Finance Document.

24.2    Compliance with laws

        Each Obligor shall comply in all respects with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Finance Documents.

24.3    Financial Indebtedness

        Neither of the Obligors nor any of their Subsidiaries shall incur any Financial Indebtedness (including, without limitation, guaranteeing any participating loan notes or convertible bonds issued from time to time by P123) other than:

        (a) unsecured overdraft facilities with any Joint Lead Arranger or any Affiliate of any Joint Lead Arranger which in aggregate do not exceed GBP1 million (or its equivalent in other currencies);

        (b) Financial Indebtedness which is subordinated to the obligations of the Obligors under the Finance Documents on terms satisfactory to the Agent (acting on the instructions of the Majority Lenders (acting reasonably)); and

        (c) any Financial Indebtedness described in paragraph (g) of the definition of "Financial Indebtedness" contained in Clause 1.1 (Definitions) incurred by SVG in accordance with Clause 24.20 (Hedging).

24.4    Negative pledge

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

24.5    No Subsidiaries

        No Obligor will allow to exist any Subsidiary other than:

        (a) in the case of SVG, the Platinum Trust, SVG Advisers Limited, SVG North America Inc., SVG Advisers Inc., SVG
                Investment Managers Limited and SVG Managers Limited; and

        (b) any future management companies formed or acquired to provide management services to the companies comprising the Schroder Ventures and/or Permira Group or Schroders plc or third parties,

        without the prior written approval of the Majority Lenders.

24.6    Disposals

        No Obligor shall enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset other than (a) for full consideration on arm's length terms in the ordinary course of business and in accordance with the Investment Policy, or (b) the Permitted Disposal.

24.7    Merger

        No Obligor shall (and SVG shall ensure that no other member of the Group will) enter into any amalgamation, demerger or corporate reconstruction other than on a solvent basis.

24.8    Change of business

        SVG shall procure that no substantial change is made to the general nature of the business of SVG or the Group from that carried on at the date of this Agreement except as contemplated by the Listing Particulars.

24.9    Insurance

        Each Obligor shall (and SVG shall ensure that each member of the Group will) maintain insurances on and in relation to its business and assets with reputable underwriters or insurance companies against those risks and to the extent as is usual for companies carrying on the same or substantially similar business.

24.10   Taxation

        Each Obligor shall duly and punctually pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties (save to the extent that (i) payment is being contested in good faith and (ii) adequate reserves are being maintained for those Taxes.

24.11   Dividends

        Following a Default which is continuing, no Obligor shall pay, make or declare any dividend or other distribution in respect of any financial year save to the extent required to maintain its status as an investment trust for Tax purposes under section 842 of the Taxes Act.

24.12   Investment Adviser

        SVG shall ensure that there is no change of Investment Adviser without the prior written consent of the Majority Lenders.

24.13   Further investments

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

24.14   Diverse Investments

        The Obligors will ensure that their investments in Investee Companies will be held directly or indirectly through any fund in at least fifty separate companies.

24.15   Investment in Schroder Venture Funds and/or Permira Funds

        The Obligors will ensure that, at any time, at least seventy-five per cent. of Consolidated Investment Assets less Cash and Cash Equivalents will be represented by investments in Schroder Ventures Funds and/or Permira Funds.

24.16   Investment Policy

        The Obligors shall maintain the Investment Policy set forth in the Listing Particulars in all material respects.

24.17   Ownership of the Platinum Trust

        SVG will ensure that at all times it owns at least 99 per cent. of the A units and 90 per cent. of the B units in the Platinum Trust.

24.18   Investment Trust status

        SVG will ensure that at all times it will be an investment trust for Tax purposes under section 842 of the Taxes Act.

24.19   Amendments to Trust Deed

        The Obligors will ensure that no change is made to Clause 2 of the Trust Deed dated 29 March 1996 constituting the Platinum Trust and made between Barings (Guernsey) Limited and Schroder Venture Managers (Guernsey) Limited without the prior written consent of the Majority Lenders (such consent not to be unreasonably withheld or delayed).

24.20   Hedging

        At any time when amounts outstanding under this Agreement exceed
        EUR 100,000,000 in aggregate, SVG will (unless the Majority Lenders agree otherwise) enter into interest rate hedging arrangements in respect of interest due hereunder on terms and in respect of a notional principal amount satisfactory to the Agent (acting reasonably).

24.21   Capital Structure of P123

        SVG will ensure that:

        (a) the initial capital structure of P123 (the "P123 Capital Structure") shall be substantially in accordance with the details contained in version 17 of the draft of the confidential information memorandum relating to P123 dated 3 June 2003 provided to the Lenders on 3 June 2003;

        (b) no change occurs to the P123 Capital Structure which would have a material adverse effect on the ability of the relevant Obligor to perform its obligations under the Finance Documents; and

        (c) the Agent is provided (with sufficient copies for the Lenders) with the final offering document in respect of P123 at the same time (or as soon as practicable thereafter) as it is despatched to potential investors in P123.

24.22   Condition Subsequent

        (a) SVG will ensure that evidence satisfactory to the Lenders that the holders of SVG's existing GBP40,000,000 4.5% Subordinated Convertible Bonds due 2011 issued in November 2001 have consented to the increase in the Total Commitments contemplated by the Amendment Agreement shall be provided to the Lenders no later than 30 days from the date of the Amendment Agreement.

        (b) The Obligors hereby acknowledge and agree that until the condition set out in paragraph (a) of this Clause 22.22 has been satisfied, the aggregate amount of Utilisations advanced hereunder shall not exceed EUR 225,000,000 at any time.

25.     EVENTS OF DEFAULT

        Each of the events or circumstances set out in Clause 25 is an Event of Default.

25.1    Non-payment

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

25.2    Financial covenants

        Any requirement of Clause 23 (Financial covenants) is not satisfied.

25.3    Other obligations

        (a) An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 25.1 (Non-payment) and Clause 25.2 (Financial covenants)).

        (b) No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 14 days of the Agent giving notice to the relevant Obligor or the relevant Obligor becoming aware of the failure to comply.

25.4    Misrepresentation

        Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

25.5    Cross default

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

        (e) No Event of Default will occur under this Clause 25.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than GBP500,000 (or its equivalent in any other currency or currencies).

25.6    Insolvency

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

25.7    Insolvency proceedings

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

25.8     Creditors' process

     Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of an Obligor and is not discharged or released within 30 days.

25.9     Unlawfulness

     It is or becomes unlawful for an Obligor to perform any of its material obligations under the Finance Documents or any Security created or expressed to be created or evidenced by the Debentures ceases to be effective or enforceable.

25.10     Repudiation

          An Obligor repudiates a Finance Document or any Security or evidences an intention to repudiate a Finance Document or any Security.

25.11     Material adverse change

          Any event or circumstance occurs which the Majority Lenders reasonably believe might have a Material Adverse Effect.

25.12     Acceleration

          On and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by the Majority Lenders, by notice to the Obligors:

(a)  cancel the Total Commitments whereupon they shall immediately be cancelled;

(b) declare that all or part of the Utilisations, together with accrued interest, and all other amounts accrued under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(c) declare that all or part of the Utilisations be payable on demand, whereupon they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders; and/or

(d) declare that full cash cover in respect of each Bank Guarantee is immediately due and payable whereupon it shall become immediately due and payable.

                                    SECTION 9
                                CHANGES TO PARTIES

26.     CHANGES TO THE LENDERS

26.1    Assignments and transfers by the Lenders

     Subject to this Clause 26, a Lender (the "Existing Lender") may:

     (a)  assign any of its rights; or

     (b)  transfer by novation any of its rights and obligations,

     to   another bank or financial institution (the "New Lender").

26.2     Conditions of assignment or transfer

     (a) The consent of SVG is required for an assignment or transfer by a Lender, unless the assignment or transfer is to another Lender or an Affiliate of a Lender.

     (b) The consent of SVG to an assignment or transfer must not be unreasonably withheld or delayed.

     (c) The consent of SVG to an assignment or transfer must not be withheld solely because the assignment or transfer may result in an increase to the Mandatory Cost.

     (d)  An assignment will only be effective on:

          (i) receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent (acting reasonably)) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender; and

           (ii) performance by the Agent of all "know your customer" or other checks relating to any person that it is required to carry out in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Existing Lender and the New Lender.

     (e)  A transfer  will only be effective if the  procedure set out in Clause
          26.5 (Procedure for transfer) is complied with.

     (f)  If:

           (i) a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

          (ii) as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be (but for this paragraph (f)) obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 15 (Tax gross-up and indemnities) or Clause 16 (Increased costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

26.3     Assignment or transfer fee

         The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of EUR1,500.

26.4     Limitation of responsibility of Existing Lenders

          (a) Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

          (i) the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

          (ii) the financial condition of any Obligor;

         (iii) the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

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

          (c)  Nothing in any Finance Document obliges an Existing Lender to:

          (i) accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 26; or

          (ii) support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

26.5     Procedure for transfer

          (a) Subject to the conditions set out in Clause 26.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Agent shall, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement at least five Business Days prior to the proposed date of transfer, execute that Transfer Certificate.

          (b) The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

          (c)  On the Transfer Date:

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

26.6     Disclosure of information

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

27.     CHANGES TO THE OBLIGORS

          No   Obligor  may  assign  any of its  rights or  transfer  any of its rights or obligations under the Finance Documents.

                                   SECTION 10
                              THE FINANCE PARTIES

28.    ROLE OF THE AGENT, THE JOINT LEAD ARRANGERS AND TRUSTEE

28.1   Appointment of the Agent

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

28.2   Declaration of Trust

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

28.3   Trustee's Discretions

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

28.4   Trustee's Obligations

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

28.5     Duties of the Agent and Trustee

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

       (c) The Agent shall promptly notify the Lenders of any Default arising under Clause 25.1 (Non-payment) and the Trustee shall promptly notify the Agent of any such Default.

       (d) The Agent's and Trustee's duties under the Finance Documents are solely mechanical and administrative in nature.

28.6   Role of the Joint Lead Arrangers

       Except as specifically provided in the Finance Documents, no Joint Lead Arranger has any obligations of any kind to any other Party under or in connection with any Finance Document.

28.7   No fiduciary duties

      (a) Nothing in this Agreement constitutes the Agent or any Joint Lead Arranger as a trustee or fiduciary of any other person.

      (b) Neither the Agent nor any Joint Lead Arranger shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

28.8   Business with the Group

       The Agent, the Joint Lead Arrangers and the Trustee may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

28.9   Rights and discretions of the Agent

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

       (b) The Agent may assume (unless they have received notice to the contrary in their capacity as agent or trustee for the Lenders) that:

            (i) no Default has occurred (unless it has actual knowledge of a Default arising under Clause 25.1 (Non-payment));

           (ii) any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised; and

          (iii) any notice or request made by SVG (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of the Platinum Trust.

       (c) The Agent and the Trustee may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

       (d) The Agent and the Trustee may act in relation to the Finance Documents through their personnel and agents.

28.10   Majority Lenders' instructions

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

28.11   Trustee's Actions

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

28.12    Responsibility for documentation

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

28.13   Exclusion of liability

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

28.14   Trustee's Exclusions

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

28.15   Lenders' indemnity to the Agent and the Trustee

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

28.16   Resignation of the Agent and the Trustee

       (a) The Agent and/or the Trustee may resign and appoint one of its Affiliates acting through an office in the United Kingdom as successor by giving notice to the Lenders and the SVG.

       (b) Alternatively the Agent and/or the Trustee may resign by giving notice to the Lenders and SVG, in which case the Majority Lenders
            (after consultation with SVG) may appoint a successor Agent and/or Trustee.

       (c) If the Majority Lenders have not appointed a successor Agent and/or the Trustee in accordance with paragraph (b) above within 30 days after notice of resignation was given, the Agent and/or Trustee (after consultation with SVG) may appoint a successor Agent and/or Trustee (acting through an office in the United Kingdom).

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

       (f) Upon the appointment of a successor, the retiring Agent or Trustee shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 28. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

       (g) After consultation with SVG, the Majority Lenders may, by notice to the Agent or the Trustee, require it to resign in accordance with paragraph (b) above. In this event, the Agent or the Trustee shall resign in accordance with paragraph (b) above.

28.17  Delegation and Additional Trustees

       The Trustee may, at any time:

       (a) delegate by power of attorney or otherwise to any person for any period, all or any of the rights, powers and discretions vested in it by any of the Finance Documents and such delegation may be made upon such terms and conditions (including the power to sub-delegate) and subject to such restrictions as the Trustee may think fit in the interest of the Finance Parties and it shall not be bound to supervise, or be in any way responsible for any loss incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate; and

       (b) appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it (a) if it considers such appointment to be in the interests of the Finance Parties or (b) for the purposes of conforming to any legal requirements, restrictions or conditions which the Trustee deems to be relevant or (c) for obtaining or enforcing any judgement in any jurisdiction, and the Trustee shall give prior notice to the Obligors and the Agent of any such appointment. Any person so appointed (subject to the terms of this Agreement) shall have such rights, powers and discretions (not exceeding those conferred on the Trustee by this Agreement) and such duties and obligations as are conferred or imposed by the instrument of appointment. The remuneration the Trustee may pay to any such person, and any costs and expenses incurred by such person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Trustee.

28.18   Business with the Group

        The Agent, any Joint Lead Arranger and the Trustee may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

28.19   Insurance by Trustee

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

28.20   Manner of enforcement

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

28.21     Winding-up of Trust and Perpetuity Period

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

28.22     Confidentiality

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

28.23     Relationship with the Lenders

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

28.24     Credit appraisal by the Lenders

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

28.25     Reference Banks

        If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Agent shall (in consultation with SVG) appoint another Lender or an Affiliate of a Lender to replace that Reference Bank.

29.     CONDUCT OF BUSINESS BY THE FINANCE PARTIES

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

30.     SHARING AMONG THE LENDERS

30.1    Payments to Lenders

        If a Lender (a "Recovering Lender") receives or recovers any amount from an Obligor other than in accordance with Clause 31 (Payment mechanics) and applies that amount to a payment due under the Finance Documents then:

          (a) the Recovering Lender shall, within three Business Days, notify details of the receipt or recovery, to the Agent;

          (b) the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Lender would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 31 (Payment mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

          (c) the Recovering Lender shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Lender as its share of any payment to be made, in accordance with Clause 31.5 (Partial payments).
                                       75

30.2     Redistribution of payments

        The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Lender) in accordance with Clause 31.5 (Partial payments).

30.3     Recovering Lender's rights

          (a) On a distribution by the Agent under Clause 30.2 (Redistribution of payments), the Recovering Lender will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

          (b) If and to the extent that the Recovering Lender is not able to rely on its rights under paragraph (a) above, the relevant Obligor shall be liable to the Recovering Lender for a debt equal to the Sharing Payment which is immediately due and payable.

30.4     Reversal of redistribution

        If any part of the Sharing Payment received or recovered by a Recovering Lender becomes repayable and is repaid by that Recovering Lender, then:

          (a) each Lender which has received a share of the relevant Sharing Payment pursuant to Clause 30.2 (Redistribution of payments) shall, upon request of the Agent, pay to the Agent for account of that Recovering Lender an amount equal to its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Lender for its proportion of any interest on the Sharing Payment which that Recovering Lender is required to pay); and

          (b) that Recovering Lender's rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing Lender for the amount so reimbursed.

30.5     Exceptions

          (a) This Clause 30 shall not apply to the extent that the Recovering Lender would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

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

31.     PAYMENT MECHANICS

31.1    Payments to the Agent

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

31.2     Distributions by the Agent

        Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 31.3 (Distributions to an Obligor) and Clause 31.4 (Clawback) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days' notice with a bank in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London).

31.3     Distributions to an Obligor

        The Agent may (with the consent of the Obligor or in accordance with Clause 32 (Set-off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

31.4     Clawback

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

31.5     Partial payments

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

          (ii) secondly, in or towards payment pro rata of any accrued interest or commission or guarantee fee due but unpaid under this Agreement;

          (iii)thirdly, in or towards payment pro rata of any principal due but unpaid under this Agreement and any amount due but unpaid under Clauses 8.4 (Claims under Bank Guarantee) and 8.5 (Indemnities); and

          (iv) fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

     (b) The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (a)(iv) above.

     (c) Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

31.6     No set-off by Obligors

        All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

31.7     Business Days

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

31.8     Currency of account

     (a) Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.

     (b) A repayment of a Utilisation or Unpaid Sum or a part of a Utilisation or Unpaid Sum shall be made in the currency in which that Utilisation or Unpaid Sum is denominated on its due date.

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

31.9     Change of currency

     (a) Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

          (i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with SVG); and

          (ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

     (b) If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with SVG) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

31.10     Application of Proceeds by Trustee

     (a) All moneys from time to time received or recovered by the Trustee in connection with the realisation or enforcement of all or any part of the Security shall be held by the Trustee on trust to apply them at such times as the Trustee sees fit, to the extent permitted by applicable law (subject to the provisions of this Clause), in the following order of priority:

          (i) in discharging any sums owing to the Trustee (in its capacity as trustee), any Receiver or any Delegate;

         (ii) in payment to the Agent, on behalf of the Lenders, for application towards the discharge of all sums due and payable by the Obligors under any of the Finance Documents in the order set out in Clause 31.5 above;

        (iii)if none of the Obligors is under any further actual or contingent liability under any Finance Document, in payment to any person to whom the Trustee is obliged to pay in priority to any Obligor; and

    (b) the balance, if any, in payment to the relevant Obligor.

31.11     Investment of Proceeds by Trustee

        Prior to the application of the proceeds of the Security in accordance with Clause 31.10 (Application of Proceeds by Trustee) the Trustee may, at its discretion, hold all or part of those proceeds in an interest bearing suspense or impersonal account(s) in the name of the Trustee or Agent with such financial institution (including itself) for so long as the Trustee shall think fit (the interest being credited to the relevant account) pending the application from time to time of those monies at the Trustee's discretion in accordance with the provisions of this Clause.

31.12     Permitted Deductions by Trustee

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

31.13     Discharge of Secured Obligations

        Each of the Obligors agrees that the Secured Obligations shall only be discharged to the extent of the receipts by or recoveries of the Trustee pursuant to the enforcement of the Security. Any payment to be made in respect of the Secured Obligations by the Trustee may be made to the Agent and any payment so made shall be a good discharge to the extent of such payment, to the Trustee.

31.14     Sums received by Obligors

        If any of the Obligors receives any sum which, pursuant to any of the Finance Documents, should have been paid to the Trustee, that sum shall be held by that Obligor on trust for the Lenders and shall promptly be paid to the Trustee for application in accordance with this Clause.

32.     SET-OFF

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

33.     NOTICES

33.1     Communications in writing

        Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

33.2     Addresses

        The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

     (a)  in the case of each Obligor, that identified with its name below;

     (b) in the case of each Lender that notified in writing to the Agent on or prior to the date on which it becomes a Party;

     (c)  in the case of the Agent, that identified with its name below; and

     (d)  in the case of the Trustee, that identified with its name below,

        or any substitute address or fax number or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days' notice.

33.3     Delivery

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

        and, if a particular department or officer is specified as part of its address details provided under Clause 33.2 (Addresses), if addressed to that department or officer.

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

     (d) Any communication or document made or delivered to SVG in accordance with this Clause will be deemed to have been made or delivered to each of the Obligors.

33.4     Notification of address, fax number and telex number

        Promptly upon receipt of notification of an address or fax number or change of address or fax number pursuant to Clause 33.2 (Addresses) or changing its own address or fax number, the Agent shall notify the other Parties.

33.5     English language

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

34.     CALCULATIONS AND CERTIFICATES

34.1     Accounts

        In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

34.2     Certificates and Determinations

        Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of proven error, conclusive evidence of the matters to which it relates.

34.3     Day count convention

        Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

35.     PARTIAL INVALIDITY

        If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

36.     REMEDIES AND WAIVERS

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

37.     AMENDMENTS AND WAIVERS

37.1     Required consents

     (a) Subject to Clause 37.2 (Exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders (such consent not to be unreasonably withheld or delayed) and the Obligors and any such amendment or waiver will be binding on all Parties.

     (b) The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause.

37.2     Exceptions

     (a) An amendment or waiver that has the effect of changing or which relates to:

          (i)  the definition of "Majority Lenders" in Clause 1.1 (Definitions);

          (ii) an extension to the date of payment of any amount under the Finance Documents;

          (iii)a reduction in the Margin or the amount of any payment of principal, interest, fees or commission payable;

          (iv) an increase in Commitment;

          (v)  a change to a Borrower or a Guarantor;

          (vi) any provision which expressly requires the consent of all the Lenders;

          (vii)Clause 2.2 (Lenders' rights and obligations), Clause 26 (Changes to the Lenders) or this Clause 37; or

          (viii) any release of the security constituted by the Debentures,

         shall not be made without the prior consent of all the Lenders.

    (b) An amendment or waiver which relates to the rights or obligations of the Agent, any Joint Lead Arranger or the Trustee may not be effected without the consent of the Agent, the Joint Lead Arrangers or the Trustee.

37.3     Amendments by Trustee

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

37.4     Releases by Trustee

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

38.     COUNTERPARTS

        Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

39.     TRUSTEE

        The Finance Parties agree that Barings (Guernsey) Limited is entering into this Agreement in its capacity as trustee of the Platinum Trust and not in its personal capacity and with the intent (so far as it lawfully can or may) of binding any other person for the time being filling the office of trustee of the Platinum Trust in its capacity as such trustee, but not further or otherwise or, with respect to any person (including Barings (Guernsey) Limited) who has been a trustee of the Platinum Trust, at any time after any such person has ceased to be such a trustee. The Finance Parties further agree that the liability of the Platinum Trust hereunder is limited to the extent of the Trust Assets from time to time, and that nothing in this Agreement shall oblige Barings (Guernsey) Limited (or any other person to become trustee of Platinum Trust in its place) to make any payment out of any assets which may from time to time be held or owned by it (or any such other person as aforesaid) which are not part of the Trust Assets. SECTION 12 GOVERNING LAW AND ENFORCEMENT

40.     GOVERNING LAW

        This Agreement is governed by English law.

41.     ENFORCEMENT

41.1     Jurisdiction of English courts

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

          (c) This Clause 41.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

41.2     Service of process

        Without prejudice to any other mode of service allowed under any relevant law, the Platinum Trust:

          (a) irrevocably appoints SVG as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document and SVG hereby irrevocably accepts such appointment; and

          (b)  agrees  that  failure by a process  agent to notify the  Platinum
               Trust  of  the  process  will  not  invalidate  the   proceedings
               concerned.

        This Agreement has been entered into on the date stated at the beginning of this Agreement.
                                       85


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

          (b) A copy of a resolution of the board of directors (and, if relevant, a committee of its board of directors) of SVG:

               (i) approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

              (ii) authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

              (iii) authorising a specified person or persons, on its
                    behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

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

              (ii) authorising a specified person or persons to execute the Finance Documents to which the Platinum Trust is a party; and

             (iii)  authorising  a  specified  person or  persons on
                    behalf of the Platinum Trust to sign and/or dispatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or dispatched by the Platinum Trust under or in connection with the Finance Documents to which it is a party.

          (d) A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) or paragraph (c) above.

          (e) A certificate of each Obligor (signed, as applicable, by a director of SVG or Barings (Guernsey) Limited) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on any Obligor to be exceeded.

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

          (b) A copy of any other Authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable (if it has notified the SVG accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

          (c)  The Original Financial Statements of each Original Obligor.

          (d) Evidence that the fees, costs and expenses then due from the Obligors pursuant to Clause 14 (Fees) and Clause 19 (Costs and expenses) have been paid or will be paid by the first Utilisation Date.

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

                                     SCHEDULE 3
                                      REQUESTS

                                      Part IA
                                Utilisation Request
                                      Loans
From:     (Borrower)

To:     The Royal Bank of Scotland plc

Dated:

Dear Sirs

                         SVG Capital plc and the Platinum Trust
                           EUR285,000,000 Facility Agreement
             dated 16 March 2001 as amended and restated on 16 June 2003 and further amended and restated on 24 September 2004
                             (the "Facility Agreement")



1.           We wish to borrow a Loan on the following terms:


             Proposed Utilisation Date:    ( ) (or, if that is not a Business Day, the next Business Day)

             Currency of Loan:             ( )

             Amount:                       ( ) or, if less, the Available Facility

             Interest Period:              ( )


2.           We confirm that each  condition  specified in Clause 4.2 (Further
             conditions   precedent)   is   satisfied  on  the  date  of  this
             Utilisation Request.

3.           The proceeds of this Loan should be credited to (account).

4.           This Utilisation Request is irrevocable.

                                   Yours faithfully

                            ...................................
                              authorised signatory for
                            (name of relevant Borrower)

                                    Part IB
                              Utilisation Request
                                Bank Guarantee

From:     SVG Capital plc

To:       (Agent)

Dated:

Dear Sirs

                      SVG Capital plc and the Platinum Trust
                        EUR285,000,000 Facility Agreement
            dated 16 March 2001 as amended and restated on 16 June 2003 and further amended and restated on 24 September 2004
                             (the "Facility Agreement")

1. We wish to arrange for a Bank Guarantee to be issued by the Issuing Bank on the following terms:



             Proposed Utilisation Date:    ( ) (or, if that is not a Business Day, the next Business Day)

             Amount:                       ( ) or, if less, the Available Facility

             Beneficiary:                  ( )

             Term or Expiry Date:          ( )


2. We confirm that each condition specified in Clause 7.6(b) (Issue of the Bank Guarantee) is satisfied on the date of this Utilisation Request.

3.            We  attach  a copy  of the  proposed  Bank
              Guarantee.

4.            This Utilisation Request is irrevocable.

Delivery Instructions:

(specify delivery instructions)

                              Yours faithfully

                      .......................................

                         authorised signatory for
                            SVG Capital plc

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

          4. The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Agent as follows:


          (a)   in relation to a sterling Loan:

                        AB+C(B-D)Ex0.01
                    ______________________per cent. per annum
                           100-(A+C)

          (b)   in relation to a Loan in any currency other than sterling:

                        Ex0.01

                     ___________per  cent. per annum.
                         300

Where:

               A is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

               B is the percentage rate of interest (excluding the Margin and the Mandatory Cost and, if the Loan is an Unpaid Sum, the additional rate of interest specified in paragraph (a) of Clause 11.3 (Default Interest) payable for the relevant Interest Period on the Loan.

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

8.             Each Lender shall
               supply any information required by the Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:


               (a)  the jurisdiction of its Facility Office; and


               (b) any other information that the Agent may reasonably require for such purpose.Each Lender shall promptly notify the Agent of any change to the information provided by it pursuant to this paragraph.

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

13.  The Agent may from time to time,
     after consultation with SVG and the Lenders, determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all Parties.

                                  SCHEDULE 5
                      FORM OF TRANSFER CERTIFICATES

                                    Part I

To:     The Royal Bank of Scotland as Agent

From: (The Existing Lender) (the "Existing Lender") and (The New Lender) (the "New Lender")

Dated:

                     SVG Capital plc and the Platinum Trust
                        EUR285,000,000 Facility Agreement
         dated 16 March 2001 as amended and restated on 16 June 2003 and further amended and restated on 24 September 2004
                           (the "Facility Agreement")

1.   We refer to Clause 26.5 (Procedure for transfer):


        (a) The Existing Lender and the New Lender agree to the Existing Lender and the New Lender transferring by novation all or part of the Existing Lender's Commitment, rights and obligations referred to in the Schedule in accordance with Clause 26.5 (Procedure for transfer).

        (b) The proposed Transfer Date is ( ). The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 33.2 (Addresses) are set out in the Schedule.

2.   The New Lender  expressly  acknowledges  the  limitations  on the  Existing
     Lender's   obligations  set  out  in  paragraph   26.4(c)  of  Clause  26.4
     (Limitation of responsibility of Existing Lenders).

3.   This Transfer Certificate is governed by English law.


                                  THE SCHEDULE

               Commitment/rights and obligations to be transferred

                            (insert relevant details)

     (Facility Office address, fax number and attention details for notices and account details for payments,)

     (Existing Lender)                                (New Lender)

      By:                                              By:

This Transfer Certificate is accepted by the Agent and the Transfer Date is confirmed as ( ).

(Agent)

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

        (ii) the terms and conditions annexed hereto; and

        (ii) the Schedule annexed hereto,all of which are incorporated herein by reference.


The Bank                                         The Transferee
(      )                                         (            )

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

  Agent Bank:                                       No      Yes (specify)____________________

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

  Name of Tranche Facility:                         _________________     __________________

  Nature (Revolving, Term, Acceptances

  Guarantee/Letter of Credit, Other):               _________________     __________________

  Final Maturity:                                   _________________     __________________

  Participation Transferred

  Commitment transferred[1]                         _________________     __________________

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

  Settlement Date:                                  _________________________________________

  Details of outstanding Credits1

       Specify in respect of each Credit:

       Transferred Portion (amount):                _________________

       Tranche/Facility:                            _________________

       Nature:                                      Term Revolver Acceptance Guarantee/Letter of Credit Other
                                                    (specify) _________________

        Details of other Credits are set out on the attached sheet

  Administration Details

  Bank's Receiving Account:                         ________________________________

  Transferee's Receiving Account:                   ________________________________

  Addresses

  Bank                                              Transferee
  (   )                                             (        )

  Address:                                          Address:

  Telephone:                                        Telephone:

  Facsimile:                                        Facsimile:

  Telex:                                            Telex:

  Attn/Ref                                          Attn/Ref


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

                                   SCHEDULE 6
                         FORM OF COMPLIANCE CERTIFICATE

To:      The Royal Bank of Scotland plc as Agent

From:    SVG Capital plc

Dated:

Dear Sirs

                     SVG Capital plc and the Platinum Trust
                       EUR285,000,000 Facility Agreement
 dated 16 March 2001 as amended and restated on 16 June 2003 and further amended and restated on 24 September 2004
                           (the "Facility Agreement")

1.      We refer to the Facility Agreement. This is a Compliance Certificate.

2.      We confirm that:


        (a) Consolidated Gross Borrowings are ( ) and Consolidated Adjusted Investment Assets are ( ). Consequently, Consolidated Gross Borrowings are ( )% of Consolidated Adjusted Investment Assets and SVG is (in compliance with/in breach of) Clause 21.2 of the Facility Agreement; and

        (b) Consolidated Gross Borrowings of Barings (Guernsey) Limited as trustee of the Platinum Trust are ( ) and the Total Commitments are currently ( ). Consequently, Consolidated Gross Borrowings of Barings (Guernsey) Limited as trustee of the Platinum Trust are ( )% of Total Commitments and SVG is (in compliance with/in breach of) Clause 21.2 of the Facility Agreement.

3.     Calculations

        The figures referred to in paragraph 2 above are shown in the attached financial statements.

4.      Valuations

        (The portfolio valuation referred to in Clause 20.1(c) is ( )/(The portfolio valuation referred to in Clause 21.4 is ( )).

5.      (We confirm that no Default is continuing.) *

                                    Signed:     ...............................
                                         Chief Financial Officer
                                         Of
                                         SVG Capital plc

                                    Signed:     ...............................
                                         Secretary
                                         Of
                                         SVG Capital plc

        * If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.
                                      101

                                   SCHEDULE 7
                    LMA FORM OF CONFIDENTIALITY UNDERTAKING

                      LMA CONFIDENTIALITY LETTER (SELLER)
                  (Letterhead of Seller/Seller's agent/broker)
To:

                                            (insert name of Potential
                                            Purchaser/Purchaser's agent/broker)

Re:     The Agreement


Borrowers:

Date:

Amount:

Agent:


Dear Sirs

We understand that you are considering (acquiring)/(arranging the acquisition of) an interest in the Agreement (the "Acquisition"). In consideration of us agreeing to make available to you certain information, by your signature of a copy of this letter you agree as follows:

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

3. Notification of Required or Unauthorised Disclosure You agree (to the extent permitted by law) to inform us of the full circumstances of any disclosure under paragraph 2(c) or upon becoming aware that Confidential Information has been disclosed in breach of this letter.

4. Return of Copies If we so request in writing, you shall return all Confidential Information supplied to you by us and destroy or permanently erase all copies of Confidential Information made by you and use all reasonable endeavours to ensure that anyone to whom you have supplied any Confidential Information destroys or permanently erases such Confidential Information and any copies made by them, in each case save to the extent that you or the recipients are required to retain any such Confidential Information by any applicable law, rule or regulation or by any competent judicial, governmental, supervisory or regulatory body or in accordance with internal policy, or where the Confidential Information has been disclosed under paragraph 2(c) above.

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


Yours faithfully
....................................
For and on behalf of
(Seller/Seller's agent/broker)

To:     (Seller)

        (Seller's agent/broker)

        The Borrowers and each other member of the Group

We acknowledge and agree to the above:

....................................

For and on behalf of
(Potential Purchaser/Purchaser's agent/broker)

                                   SCHEDULE 8

                                   TIMETABLES

                                     Part I
                                     Loans



                                                       Loans in euro    Loans in sterling      Loans in other
                                                       or dollars                              currencies

  Agent notifies the relevant Borrower if a currency         -                   -                      U-4
  is approved as an Optional Currency in accordance
  with Clause 4.3 (Conditions relating to Optional
  Currencies)

  Delivery of a duly completed Utilisation Request          U-3                 U-1                     U-3
  (Clause 5.1 (Delivery of a Utilisation Request)         9.30am              9.30am                  9.30am

  Agent determines (in relation to a Utilisation)                               U-1                     U-3
  the Base Currency Amount of the Loan, if required          -                  noon                    noon
  under Clause 5.4 (Lenders' participation)

  Agent notifies the Lenders of the Loan in                 U-3                 U-1                     U-3
  accordance with Clause 5.4 (Lenders'                     3.00pm              3.00pm                  3.00pm
  participation)

  Agent receives a notification from a Lender under                             U-1                     U-3
  Clause 6.2 (Unavailability of a currency)                  -                 5.00pm                  5.00pm

  Agent gives notice in accordance with Clause 6.2                               U                      U-2
  (Unavailability of a currency)                             -                9.30am                  9.30am

  LIBOR or EURIBOR is fixed     Quotation Day as of 11:00 a.m. London   Quotation Day as of    Quotation Day as of
                                time in respect of LIBOR and as of      11:00 a.m.             11:00 a.m.
                                11.00 a.m. Brussels time in respect
                                of EURIBOR


"U" = date of utilisation

"U - X" = X Business Days prior to date of utilisation


                                    PART II
                                 Bank Guarantee


  Delivery of a duly completed Utilisation Request (Clause 7.3 (Delivery of a Utilisation Request      U-3 9.30 a.m.
  for Bank Guarantee))

  Delivery of a duly completed Renewal Request (Clause 7.7 (Renewal of a Bank Guarantee)               U-3 9.30 a.m.

  "U" = date of utilisation

  "U - X" = Business Days prior to date of utilisation


                                   SCHEDULE 9
                       FORM OF SVG DIAMOND BANK GUARANTEE

SVG Diamond Holdings Limited
47 Esplanade
St. Helier
Jersey JE1 0BD

Dear Sirs
GUARANTEE


1. We are informed that SVG Capital plc, a company incorporated in England and Wales with registered number 3066856, (the "Equity Contributor") has agreed to make equity contributions on or prior to the date of this guarantee to you as contemplated under the terms of the memorandum and articles of association dated 28 September 2004 of SVG Diamond Holdings Limited (the " Memorandum and Articles").

2. We, The Royal Bank of Scotland plc of Trade Services, City International Banking Centre, P O Box 39971, Devonshire Square, London EC2M 4XB, the United Kingdom, hereby give you (subject to the terms and conditions stated below) our irrevocable and unconditional guarantee and undertake to pay you any amount or amounts not exceeding the Total Aggregate Amount in respect of a claim made upon us alleging a failure by the Equity Contributor to perform any payment obligation in relation to PEI Preferred Equity Shares (as defined in the Memorandum and Articles) including any payment obligation in relation to any Callable Subscription Monies (as defined in the Memorandum and Articles) in respect of the Equity Contributor under the Memorandum and Articles provided that our aggregate liability under this guarantee in respect of a claim or claims made upon us alleging such a failure by the Equity Contributor shall not exceed the Total Aggregate Amount.

        "Total Aggregate Amount" means EUR72,000,000.

3. Any such amount or amounts will be paid within ten Business Days after the receipt by us at any time, at the then effective address for delivery to us on a Business Day in accordance with paragraph 6 below, of all of the following:

        (a) your demand in writing substantially in the form scheduled hereto to us; and


        (b) a copy of this  guarantee.

        For the avoidance of doubt, it is hereby confirmed that this guarantee constitutes our direct obligation to make payment in accordance with the terms of this guarantee and without reference to the Equity Contributor or any other person, whether or not the Equity Contributor or any other person disputes the truth or accuracy of any statement made in your demand and without examination of the liability of the Equity Contributor under the Memorandum and Articles.

                                      108

4.

     (a) Payment by us to you of all and any sums paid by us under this guarantee shall be a good discharge of our liability under this guarantee to the extent of the sum(s) so paid and we shall not be concerned to see to the application of any such sum(s).

      (b) We may rely on any demand or other documents or information believed by us to be genuine and correct and to have been signed or communicated by the person(s) by whom it purports to have been signed or communicated and we shall not be liable for the consequences of such reliance and shall have no obligation to verify that the facts or matters stated therein are true and correct.

5.

      (a) This  guarantee  will expire at 11.00am  (London time) on the date falling 90 months after the date of this guarantee (the "Expiry Date") except in respect of any written demand for payment complying with all the requirements hereof received by us at our then effective address for delivery applicable under paragraph 6 below before 11.00 am (London time) on the Expiry Date. After such time, this guarantee shall be null and void and we shall have no liability under it, whether returned to us or not, save to the extent of any demand delivered to us prior to such time which complies with the requirements of this guarantee.

      (b) Our obligations under this guarantee will not be affected by any act, omission, matter or thing which, but for this clause would reduce, release or prejudice any of our obligations under this clause (without limitation and whether or not known to it or any other person) including:

        (i) any time, waiver or consent granted to, or composition with, the Equity Contributor under this guarantee;

        (ii) the release of the Equity Contributor under the terms of any composition or arrangement;

        (iii) the taking, variation, compromise, exchange, renewal or release or, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, the Equity Contributor under this guarantee or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

        (iv) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Equity Contributor under this guarantee;

        (v) any enforceability, illegality or invalidity of any obligation of the Equity Contributor under the Memorandum and Articles; or

        (vi)  any  insolvency  or  similar  proceedings   affecting  the  Equity
        Contributor.

6. Where a notice or demand relating to this guarantee is given by you to us, it may be serviced by leaving it or sending it by recorded delivery post to us at:

     The Royal Bank of Scotland plc
     Trade Services
     City International Banking Centre
     P O Box 39971
     Devonshire Square
     London EC2M 4XB

     marked for the attention of Bonds and Guarantees

     (or such other address in the United Kingdom as we notify you from time to time), and to you at your address stated above (or such other address in the United Kingdom as you notify us in writing from time to time).

7. We hereby waive any right we may have of first requiring you to proceed against or enforce any other rights or security or claim payment from any person before claiming from us under this guarantee. This waiver applies irrespective of any law to the contrary.

8. Payment of any demand complying with the requirements of this guarantee shall be made by us in euros to such bank(s) in the United Kingdom as you shall specify in your demand. For the avoidance of doubt, our aggregate liability under this guarantee (and the figures in paragraph 2 above) will reduce on a euro for euro basis for each payment made by us by virtue of this guarantee.

9. The benefit of this guarantee is personal to you and may not be assigned or transferred without our prior written consent. We hereby agree to the assignment by way of security of the benefits of this guarantee to the PEI Trustee (as defined in the Memorandum and Articles) to secure amounts owing under and in relation to the PEI Notes (as defined in the Memorandum and Articles) and the trust deed constituting the PEI Notes.

10. For the purposes of this guarantee, "Business Day" has the meaning given to such term in the Memorandum and Articles

11. This guarantee is governed by, and construed in accordance with, English law and shall be subject to the exclusive jurisdiction of the English courts.


SUBSCRIBED FOR AND ON BEHALF OF                    )

THE ROYAL BANK OF SCOTLAND plc                     )

by ( ) acting under a power of attorney in his     )

favour dated 30 October 2003 at Edinburgh          )

on     (      )

In the presence of:

Signature of Witness:      ____________________________

Full Name of Witness:      ____________________________

Address:     The Royal Bank of Scotland plc
             Bonds and Guarantees
             Trade Services
             City International Banking Centre
             P O Box 39971
             Devonshire Square
             London EC2M 4XB

                                    SCHEDULE

                                 Form of Demand

The Royal Bank of Scotland plc
Trade Services
City International Banking Centre
P O Box 39971
Devonshire Square
London EC2M 4XB

Attention: Bonds and Guarantees

Dated:     *

Dear Sirs

We refer to the guarantee issued by you to us dated * 2004 in relation to certain payment obligations of * (the "Guarantee"). A copy of the Guarantee is appended to this demand.

Terms used in this demand shall have the same meanings as given to them in the Guarantee unless otherwise defined in this demand.

We confirm the following:

1. the Equity Contributor is obliged to pay us euro* in relation to PEI Preferred Equity Shares under the Memorandum and Articles on * (specify date for satisfaction) (the "Memorandum and Articles Obligation") after we made a call in relation to the Callable Subscription Monies in respect of the Equity Contributor on ( );

2. the Memorandum and Articles Obligation has not been cancelled or fulfilled in full;

3. we have demanded that the Equity Contributor fulfil the Memorandum and Articles Obligation (in full) which it has failed to do within the time specified in our demand; and

4. accordingly, the Memorandum and Articles Obligation of euro* is due and payable under the Memorandum and Articles and has not been paid.

We hereby demand you to pay us euro* within ten Business Days of your receipt of this demand into the following account:

Account No.:

Bank:

Sort Code:

Name of Account:

Reference:

Yours faithfully

                                      1112
...............................

for and on behalf of
SVG Diamond Holdings Limited

                                   SIGNATURES

The Obligors

SVG CAPITAL PLC

By:

BARINGS (GUERNSEY) LIMITED as trustee of the PLATINUM TRUST

By:

The Joint Lead Arrangers

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

By:


THE ROYAL BANK OF SCOTLAND PLC

By:

The Trustee

THE ROYAL BANK OF SCOTLAND PLC

By:

The Agent

THE ROYAL BANK OF SCOTLAND PLC

By:


The Original Lenders

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

By:

                                      114

THE ROYAL BANK OF SCOTLAND PLC

By:

The Issuing Bank

THE ROYAL BANK OF SCOTLAND PLC

By:

--------------------------------------------------------------------------------
(1)      As at the date of the Transfer Certificate

(*) If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.

                                                                   Exhibit 4.15



THIS AGREEMENT is made on 21 March 2005 BETWEEN:

1. PERMIRA CAPITAL LIMITED, registered in Guernsey under registered number 42908 and whose registered office is at Trafalgar Court, Les Banques, St. Peter Port (the "Subscriber"); and

2. SVGCAPITAL PLC, registered in England under number 03066856 and whose registered office is at 31 Gresham Street, London EC2V 7QA (the "Company").

WHEREAS:

(A) The Company is incorporated with limited liability under the Act (as defined below) with an authorised share capital of GBP200,000,000 divided into 200,000,000 shares of GBP1 each (each of them "Shares") of which 122,529,853 Shares have been issued, are fully paid and currently listed on the Official List of the UKLA (as defined below.

(B) The Company and the Subscriber have agreed, on the terms and subject to the conditions set out in this Agreement, that the Subscriber will subscribe for the New Shares (as defined below) and the Company will issue and allot the New Shares to the Subscriber.

NOW IT IS HEREBY AGREED as follows:

     DEFINITIONS

1.2 In this Agreement and the Schedule to it the following definitions shall apply:



     "Act"                               means the Companies Act 1985, as amended;

     "Admission"                         means the  admission of the New Shares to the  Official
                                         List and to  trading  by the Stock  Exchange  each
                                         becoming effective  in  accordance  with  paragraph
                                         7.1  of the Listing  Rules and  paragraph  2.1 of the
                                         Admission and Disclosure  Standards of  the Stock Exchange respectively;

"Annual General Meeting"                means the annual general meeting of the Company to be convened pursuant to the Notice of Annual General Meeting, to be held on 25 April 2005, together with any meeting arising from an adjournment of that general meeting;

  "Business Day"                        means a day (other than a Saturday or Sunday) on which banks are generally open for business in England;

  "Completion"                          means the completion of the issue and allotment of the New Shares under this
                                        Agreement;

  "Completion Date"                     has the meaning given in Clause 4.1;

  "Conditions"                          means the conditions set out in Clause 2.1;

  "General Partner"                     means any member of Permira which acts as general partner to a Permira Fund;

  "Group"                               means SVG Advisers Limited (registered in England no. 03368611), SVG
                                        Investment Managers Limited (registered in England no. 4493500) and their respective subsidiaries and subsidiary undertakings;

  "Listing Rules"                       means the Listing Rules of the UKLA;

  "New Shares"                          means 6,000,000 ordinary shares in the capital of the Company to be issued and allotted pursuant to the terms of this Agreement;

  "Notice of Annual General Meeting"    Means the notice of annual general meeting of the Company in the form set out in Schedule 1;

  "Official List"                       means the official list maintained by the UKLA;

  "Operating Agreement"                 Means the operating agreements dated the same date as this Agreement and made between SVG Capital and Permira Holdings Limited (registered in Guernsey no.
                                        40432) and between SVG Capital and certain other Permira companies, in each case relating, inter alia, to certain undertakings in respect of Permira
                                        Funds;

  "Permira"                             means the international network of entities providing management, advisory or consultancy services to, or conducting the business of designing, managing or advising, private equity and other funds or products under the overall business name of "Permira" (or, if such network is rebranded, under such rebranded name), or any such entity;

  "Permira Funds"                       means those private equity and other funds managed or advised by members of
                                        Permira;

  "PHL"                                 has the meaning given in the Operating Agreement;

  "PHL Group"                           has the meaning given in the Operating Agreement;

  "Proceedings"                         has the meaning given in Clause 18.1;

  "Service Document"                    has the meaning given in Clause 19.5;

  "Shares"                              has the meaning given in Recital (A) above;

  "Stock Exchange"                      means the London Stock Exchange plc;

  "Subscription Price"                  has the meaning given in Clause 3.2; and

  "UKLA"                                means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and
                                        Markets Act 2000.


1.3     In this Agreement, unless otherwise specified:

       (A)      use of the singular shall include the plural and vice versa;

       (B) references to a "company" shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

       (C) references to a "person" shall be construed so as to include any individual, firm, company, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

       (D) a reference in this Agreement to a date or time is a reference to that date or time in London, England; and

       (E) a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied or supplemented at any time.

2.     CONDITIONS

2.1     Completion is conditional on:

       (A) the resolution numbered 1 in the Notice of Annual General Meeting being validly passed by the shareholders of the Company at the Annual General Meeting; and

       (B) the UKLA having agreed, subject only to the allotment of the New Shares, to list the New Shares on the Official List and the Stock Exchange having agreed to admit the New Shares to trading.

2.2 The Company undertakes to make an application to the UKLA for the New Shares to be listed on the Official List and to the Stock Exchange for the New Shares to be admitted to trading and to take all other appropriate steps to the extent it is reasonably able to procure the satisfaction of the Condition set out in Clause 2.1(B) as soon as reasonably practicable after the satisfaction of the Condition set out in Clause 2.1(A).

2.3 If this Agreement has not become unconditional in all respects within 20 Business Days of the Annual General Meeting it shall automatically terminate on that date and neither party shall subsequently have any rights or obligations under this Agreement save in respect of the provisions referred to in Clause 2.4 but all rights and liabilities of the parties which have accrued prior to termination shall continue.

2.4 The provisions of Clauses 1 and 9 to 21 shall survive the termination of this Agreement.

3.   SUBSCRIPTION

3.1 In accordance with Clause 4, on the Completion Date, the Subscriber shall subscribe for, and the Company will allot, the New Shares fully paid and free from all liens, charges, security interests, encumbrances and adverse claims and the New Shares shall rank pari passu in all respects with the Shares in issue at the Completion Date.

3.2 The subscription price for each New Share will be GBP6.00 (the "Subscription Price").

4.   COMPLETION

4.1 Completion shall take place on a date and at a place to be fixed between the parties and in any event within two Business Days of the Conditions having been satisfied (the "Completion Date").

4.2  On the Completion Date, subject only to Admission occurring:

    (A) the Company shall deliver to the Subscriber a share certificate in respect of the New Shares; and

    (B) the Subscriber shall pay for value on the Completion Date, to such sterling account as the Company shall have specified to the Subscriber by not later than 12 noon on the Business Day that is two Business Days prior to the Completion Date, an amount equal to GBP36,000,000 (being the aggregate Subscription Price in respect of the New Shares), provided that if either the Company or the Subscriber does not fulfil its obligations under this Clause 4.2 on the Completion Date, the other party shall not be obliged to fulfil its obligations under this Clause 4.2 on that date and Completion shall be postponed to the next following Business Day (without prejudice to the rights either party may have as a result of the other party's failure or inability to comply with its obligations under this Clause 4.2).

4.3 Following the payment of the aggregate Subscription Price pursuant to Clause 4.2(B), the Company shall procure that its registrars effect registration of the Subscriber in the Company's register of members as holder of the New Shares without charge within five Business Days of the Completion Date.

5.   LOCK UP

5.1 Subject as provided in Clauses 5.2 and 5.3 below, the Subscriber undertakes with the Company that, for the period beginning on the Completion Date and ending upon termination of the Operating Agreement in accordance with its terms, it will not:

     (A) offer, lend, sell, deposit, agree to sell, mortgage, pledge, create liens over, charge, assign, create any other security interest or equity over, issue options, warrants or other derivative instruments in respect of, or grant any option to purchase, or otherwise dispose of, directly or indirectly, any New Shares or any interest therein or any right attaching thereto (or any other securities convertible into or exchangeable for New Shares or which carry rights to subscribe or purchase New Shares or any interest therein or right attaching thereto or in respect thereof);

     (B) enter into any swap or other arrangement which transfer to another person, in whole or in part, the economic consequences of ownership of any New Share; or

     (C)  announce any intention to do, or agree to do, any of the foregoing,

     whether any such transaction is settled by delivery of New Shares, other securities, cash or otherwise, in each case without the prior written consent of the Company.

5.2  Nothing in Clause 5.1 shall prohibit the Subscriber from:

     (A) accepting a general offer made to all the holders of the issued and allotted equity share capital of the Company from time to time (other than shares held or contracted to be acquired by the offeror or its associates within the meaning of section 430E of the Act) made in accordance with the City Code on Takeovers and Mergers and which has either become or been declared unconditional in all respects or been recommended for acceptance by the directors of the Company;

     (B) effecting any transfer or disposal pursuant to a compromise or arrangement between the Company and its members, or any class of them, which is agreed to by the members and sanctioned by the court under section 425 of the Act;

     (C) entering into a mortgage, pledge, charge or any other security interest in respect of any of the New Shares, provided that the beneficiary of such security shall first provide to the Company a binding written undertaking in favour of the Company in the form set out in Part 1 of Schedule 2 (together with, save where the Company otherwise agrees in writing, if the beneficiary of such security is not incorporated in England and Wales, a legal opinion in respect of the due execution of that undertaking by such entity in such form as the Company may reasonably require), pursuant to which undertaking such beneficiary shall agree to be bound by the obligations in Clause
          5.1 (without reference to this Clause 5.2(C)) as if it were the Subscriber;

     (D) transferring all of the New Shares (but not only some of them) to a company which is wholly owned (directly or through any of its wholly owned subsidiaries) by PHL, provided that any such transferee shall first provide to the Company a binding written undertaking in favour of the Company in the form set out in Part 2 of Schedule 2 (together with, if such transferee is not incorporated in England and Wales, a legal opinion in respect of the due execution of that undertaking by such transferee in such form as the Company may reasonably require), pursuant to which undertaking such transferee shall agree to be bound by the obligations in Clause 5.1 as if it were the Subscriber and that such transfer is subject to the condition that if such transferee shall subsequently cease to be a wholly owned subsidiary (directly or indirectly) of PHL, the Subscriber shall procure that prior to its ceasing to be such a member of the PHL Group, such transferee shall transfer all of the New Shares to another wholly owned subsidiary (directly or indirectly) of PHL on the same terms as set out in this Clause 5.2(D); or

     (E) disposing of any of the New Shares pursuant to an offer by the Company to purchase its own shares which is made on identical terms to all holders of Shares and otherwise complies with the Act and the Listing Rules.

5.3 The provisions of Clause 5.1 shall cease to apply in the circumstances set out in clause 4.10(C) of the Operating Agreement between the Company and Permira Holdings Limited.

5.4 The Company hereby agrees for the purposes of Clause 5.2(C) that if the Subscriber wishes to grant a security interest in respect of any of the New Shares to The Royal Bank of Scotland plc, and The Royal Bank of Scotland plc provides a binding written undertaking in favour of the Company in respect thereof, in each case in accordance with Clause 5.2(C), the Company shall not require a legal opinion from The Royal Bank of Scotland plc in respect of the due execution of that undertaking (or otherwise).

6.   WARRANTIES

6.1 The Company warrants to the Subscriber that it has full power, authority and capacity to allot and issue the New Shares pursuant to this Agreement under the memorandum and articles of association of the Company and the directors of the Company have full power and authority to effect such allotment.

6.2 The Subscriber warrants to the Company that it has made such enquiries of relevant Permira personnel which it considers are sufficient to ensure that none of it, a General Partner or any other member of Permira has, after 31 December 2004, become aware of any information (including, without limitation, any proposed or potential arrangement, directly or indirectly, for monetising, disposing of, or realising value from, any investments), which would, or would be reasonably likely to, affect the value of any of the material investments made by the Permira Funds in which the Company is an investor to a material extent, which has not been, or the effect on valuation has not been, disclosed in writing to the Subscriber between 1 January 2005 and 5.30 p.m. on the Business Day immediately preceding the date of this Agreement.

6.3 The Subscriber warrants to the Company that the results of the enquiries described in Clause 6.2 above have been disclosed to the Company pursuant to a letter dated 18 March 2005.

6.4  The Subscriber warrants to the Company that:

     (A) it has the requisite power and authority to enter into and perform this Agreement;

     (B) the obligations of the Subscriber under this Agreement constitute binding obligations of the Subscriber in accordance with its terms; and

     (C) the execution and delivery of, and the performance by the Subscriber of its obligations under, this Agreement will not:

          (i) result in a material breach of any provision of the memorandum or articles of association of the Subscriber;

          (ii) result in a material breach of, or constitute a default under, any instrument to which the Subscriber is a party or by which the Subscriber is bound;

          (iii) result in a breach of any order, judgment or decree of any court or governmental agency to which the Subscriber is a party or by which the Subscriber is bound; or

          (iv) require the consent of its shareholders or of any other person.

7.   NOTICES

7.1 A notice under this Agreement shall only be effective if it is in writing. Faxes are permitted.

7.2 Notices under this Agreement shall be sent to a party at its address or number and for the attention of the individual set out below:

Party and title of individual     Address                   Facsimile no.

Permira Capital Limited          Trafalgar Court,           01481 745078
                                 Les Banques,
Att: Alastair Boyle              St. Peter Port, Guernsey

Copy to: Ian Sellars             20 Southampton Street,     020 7497 2174
                                 London,
                                 WC2E 7QH

SVG Capital                      111 Strand,                020 7240 5346
                                 London,
Att: The Chairman                WC2R 0AG


     PROVIDED THAT a party may change its notice details on giving seven days notice to the other party of the change in accordance with this clause.

7.3 Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

     (A)  if delivered personally, on delivery;

     (B) if sent by first class inland post, three clear days after the date of posting; and

     (C)  if sent by facsimile, when sent.

8.   REMEDIES AND WAIVERS

8.1 No delay or omission by either party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall:

     (A)  affect that right, power or remedy; or

     (B)  operate as a waiver of it.

8.2 The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

8.3 The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

9.   NO PARTNERSHIP AND CONFLICT

     Nothing in this Agreement and no action taken by the parties under this Agreement shall constitute a partnership, association, joint venture or other co-operative entity between the parties.

10.  CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

     The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

11.  FURTHER ASSURANCE

     Each party shall at its own cost, from time to time on request, do or procure the doing of all acts and/or execute or procure the execution of all documents which the other party may reasonably consider necessary for giving full effect to this Agreement and securing to the requesting party the full benefit of the rights, powers and remedies conferred upon the requesting party in this Agreement.

12.  ENTIRE AGREEMENT

12.1 This Agreement and the Operating Agreement constitute the whole and only agreement between the parties relating to the matters referred to herein or therein.

12.2 Except in the case of fraud, neither party to this Agreement shall have any right of action against the other party to this Agreement arising out of or in connection with any draft, agreement, heads of terms, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to the date of this Agreement except to the extent that it is repeated in this Agreement or any of the agreements and documents referred to herein.

12.3 This Agreement may only be varied in writing signed by each of the parties.

13.  ASSIGNMENT

     Neither party shall assign, or declare a trust over, all or any part of the benefit of, or its rights or benefits under, this Agreement without the prior written consent of the other party.

14.  ANNOUNCEMENTS

14.1 No announcement concerning the matters contemplated by this Agreement or any ancillary matter shall be made by either party without the prior written approval of the other party, that approval not to be unreasonably withheld or delayed. This sub-clause does not apply in the circumstances described in Clause 14.2 and Clause 14.3.

14.2 Either party may, after consultation with the other party, make an announcement concerning the matters contemplated by this Agreement or any ancillary matter if required by:

     (A)  law or regulation; or

     (B) any securities exchange or regulatory or governmental body to which that party is subject or submits, wherever situated, including (amongst other bodies) the UKLA, the Stock Exchange, the Financial Services Authority or the Panel on Takeovers and Mergers, whether or not the requirement has the force of law.

14.3 SVG Capital shall be entitled to make an announcement or disclosure solely of the provisions of Clauses 5.1, 5.2 and 5.3 (but not Clause 5.4) in its discretion.

14.4 The restrictions contained in this clause shall apply without limit in time.

15.  COSTS AND EXPENSES

     Each party shall pay its own, including its own adviser's, costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement.

16.  COUNTERPARTS

16.1 This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

16.2 Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

17.  CHOICE OF GOVERNING LAW

     This Agreement is governed by, and shall be construed in accordance with, English law.

18.  JURISDICTION

18.1 The courts of England are to have jurisdiction to settle any dispute arising out of or in connection with this Agreement. Any proceeding, suit, claim or action arising out of or in connection with this Agreement ("Proceedings") may therefore be brought in the English courts.

18.2 Nothing contained in this clause shall limit the right of a party to take Proceedings against the other party in any other court or in the courts of more than one jurisdiction at the same time.

19.  AGENT FOR SERVICE

19.1 The Subscriber irrevocably appoints Permira Advisers Limited of 20 Southampton Street, London WC2E 7QH to be its agent for the receipt of service of process in England with respect to any Service Document. It agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent.

19.2 Any Service Document shall be deemed to have been duly served upon the Subscriber if marked for the attention of the Managing Partner of Permira Advisers Limited at 20 Southampton Street, London WC2E 7QH or such other address within England and Wales as may be notified to the party wishing to serve the Service Document and:

     (A)  left at the specified address; or

     (B)  sent to the specified address by first class post.

     In the case of (A), the Service Document will be deemed to have been duly served when it is left. In the case of (B), the Service Document shall be deemed to have been duly served three clear days after the date of posting.

19.3 If the agent described in Clause 19.1 at any time ceases for any reason to act as such, the Subscriber shall appoint a replacement agent having an address for service in England or Wales and shall notify the Company of the name and address of the replacement agent. Failing such appointment and notification, the Company shall be entitled by notice to the Subscriber to appoint a replacement agent to act on behalf of the Subscriber. The provisions of this clause applying to service on an agent apply equally to service on a replacement agent.

19.4 A copy of any Service Document served on an agent shall be sent by post to the Subscriber. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.

19.5 "Service Document" means a claim form, order or judgment issued out of the courts of England and Wales/document relating to or in connection with any Proceedings.

                                   SCHEDULE 1
                       (Notice of Annual General Meeting)


NOTICE is hereby given that the ninth Annual General Meeting of SVG Capital plc will be held at 12.00 noon on Monday, 25 April 2005 at 111 Strand, London, WC2R 0AG, to consider and, if thought fit, pass the following resolutions, of which resolutions 1 to 12 will be proposed as Ordinary Resolutions and resolutions 13 and 14 will be proposed as Special Resolutions:

1.     (a)     That the  Operating  Agreement,  as  described in Part III of the circular to shareholders dated (xx) 2005, be approved.

       (b) That the investment policy of the Company be changed as set out in the letter from the Chairman of the Company in Part I of the
               circular  to   shareholders   dated  (xx)  2005.

       (c) That the Subscription Agreement, as described in Part III of the circular to shareholders dated (xx) 2005, and the issue of the New Shares on the terms set out in the Subscription Agreement, be approved.


       (d)     That Damon Buffini be elected as Director of the Company.

2. That the Report of the Directors and the Accounts for the year ended 31 December 2004 be adopted.

3. That the Directors' Remuneration Report for the year ended 31 December 2004 be adopted.

4.   That Charles Sinclair be elected as a Director of the Company.

5.   That Francis Finlay be elected as a Director of the Company.

6.   That Anthony Habgood be re-elected as a Director of the Company.

7.   That Edgar Koning be re-elected as a Director of the Company.

8.   That Nicholas Ferguson be re-elected as a Director of the Company

9.   That Ernst & Young LLP be re-appointed as Auditors of the Company.

10.  That the Board be authorised to agree the Auditors' remuneration.

11.  That the aggregate  limit of all fees payable to  Directors,  as set out in
     Article 1(F) of the Company's Articles of Association, be increased to GBP600,000.

12.  That, in substitution  for the authority  granted at the Company's
     Annual General Meeting held on 29 April 2004, the Board be and is hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985):

     (A) up to an aggregate nominal amount of GBP(1,225,298) (equivalent to 1 per cent. of the issued ordinary share capital of the Company as at * March 2005) in connection with the SVG Capital plc Executive Share Option Plan 2001; and

     (B) up to an aggregate nominal amount of GBP(40,843,284) (equivalent to one-third of the issued ordinary share capital of the Company as at * March 2005),

which authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting) save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

13.  That, in  substitution  for the authority  granted at the Company's  Annual
     General Meeting held on 29 April 2004, the Board be and is hereby empowered, pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within the meaning of Section 94 of the said Act) for cash, pursuant to the authority conferred by resolution 12 above and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the said Act, as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

     (A) the allotment of equity securities up to an aggregate nominal amount of GBP(1,225,298) (equivalent to 1 per cent. of the issued ordinary share capital of the Company as at * March 2005) in connection with the SVG Capital plc Executive Share Option Plan 2001;

     (B) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

     (C) the allotment (otherwise than pursuant to sub-paragraphs (A) and (B) above) of equity securities up to an aggregate nominal amount of GBP(12,252,985) (equivalent to 10 per cent of the issued ordinary share capital of the Company as at * March 2005), and shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

14. That the Company be and is hereby generally and unconditionally authorised in accordance with Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163 of the said Act) of ordinary shares of GBP1 each in the capital of the Company ("Shares"), provided that:

     (A) the maximum number of Shares hereby authorised to be purchased shall be (18,367,224) (equivalent to 14.99 per cent. of the issued ordinary share capital of the Company as at * March 2005);

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

Registered Office:

31 Gresham Street
London EC2V 7QA

By Order of the Board
Schroder Investment Management Limited
Secretary
* 2005

Explanatory Notes and Additional Information

1.     Explanatory Notes

The following notes give an explanation of the business to be conducted at the Annual General Meeting to be held at 12.00 noon on Monday, 25 April 2005 at 111 Strand, London, WC2R 0AG.

Resolution 1 - The Proposals

As part of the proposed arrangements with Permira (set out in further detail in the letter from the Chairman of the Company in Part I of this document), shareholder approval is sought to approve the Operating Agreement, to amend the investment policy of the Company, to approve the Subscription Agreement and to appoint Damon Buffini to the Board. Summaries of the Operating Agreement and the Subscription Agreement are set out in Part III of this document.

Resolutions 2 - 11

Relevant information relating to Resolutions 2 to 11 is set out on page(s) (xx) of the Company's 2004 Annual Report and Accounts.

Resolutions 12 and 13 - Authority to allot Shares and disapplication of pre-emption rights

At the Annual General Meeting of the Company held on 29 April 2004, the Directors were given powers (in substitution for the powers taken at the Annual General Meeting of the Company in April 2003) to allot relevant securities and to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply. Subject to the approval by shareholders of Resolution 1, the powers given to the Directors by those resolutions will be used to allot and issue the New Shares pursuant to the Subscription Agreement.

The Directors wish to renew those powers at the forthcoming Annual General Meeting. Resolutions 12 and 13 will be proposed at the Annual General Meeting as ordinary and special resolutions respectively.

If passed, Resolution 12 will give the Directors the power to allot relevant securities up to an aggregate nominal amount of (a) GBP(1,225,298) (equivalent to 1 per cent. of the Company's issued ordinary share capital as at * March 2005 excluding treasury shares) in connection with the Company's Executive Share Option Plan; and (b) GBP(40,843,284) (equivalent to one-third of the Company's issued ordinary share capital as at * March 2005 excluding treasury shares).

If passed, Resolution 13 will give the Directors the power to allot (or, in the case of treasury shares, sell) equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply (a) up to an aggregate nominal amount of GBP(1,225,298) (equivalent to 1 per cent. of the Company's issued ordinary share capital as at * March 2005) in connection with the Company's Executive Share Option Plan; (b) pursuant to rights issues and other pre-emptive issues; and (c) up to an aggregate nominal amount of GBP(12,252,985) (equivalent to 10 per cent. of the Company's issued ordinary share capital as at * March 2005).

The Directors are seeking the authority referred to in paragraph (C) of Resolution 13 in order to provide flexibility in raising monies to take advantage of opportunities arising through the launch of new funds, and for general corporate purposes. It is the intention of the Board that any equity securities allotted (or, in the case of any treasury shares, sold) under this authority will be allotted, or sold, at an effective premium to the estimated net asset value per ordinary share at the date of pricing of the issue of the relevant equity securities.

The Directors intend to exercise the authority referred to in paragraph (B) of Resolution 12 generally to issue relevant securities whenever they believe it is advantageous to shareholders to do so.

The Directors intend to exercise the authority referred to in paragraph (A) of Resolution 12 and paragraph (a) of Resolution 13 to grant options under part D of the Company's Executive Share Option Plan 2001 to individuals seconded to the Company or its subsidiaries (which, for this purpose, includes joint ventures). Options granted pursuant to this authority will nevertheless count towards limits on the number of new ordinary shares which may be issued pursuant to the exercise of options.

The authorities proposed to be taken under Resolutions 12 and 13 will lapse at the conclusion of the Company's Annual General Meeting in 2006, unless renewed earlier.

Resolution 14 - Purchase of own Shares

The Directors have not used the authority given to them at the Annual General Meeting of the Company held on 29 April 2004 to purchase any of the ordinary shares of the Company.

The total number of shares in issue on * March 2005 was (122,529,853) shares. To provide maximum flexibility, the Directors wish to renew the authority to purchase shares for cancellation. A resolution authorising the Directors to purchase up to 14.99 per cent. of the share capital in issue on * March 2005 will be proposed at the Annual General Meeting as a special resolution.

This  authority  will lapse at the  conclusion of the Company's  Annual  General
Meeting in 2006, unless renewed earlier. The Directors currently have no intention to utilise this authorisation.

As at * March 2005, the Company held no shares in treasury. Accordingly, the relevant percentage figures in this and other parts of this document are calculated exclusive of treasury shares.

The total number of options to subscribe for ordinary shares outstanding at * March 2005 was *, which represented approximately * per cent. of the issued ordinary share capital at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution and by the existing buy back authority given at the Annual General Meeting of the Company held on 29 April 2004 (for 16,887,010 shares) then the options outstanding at * March 2005 would represent approximately * per cent. of the issued ordinary share capital. However, the directors do not presently intend to exercise the existing authority prior to its expiry on 25 April 2005.

2.     Additional Information

An ordinary Shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and (insofar as permitted by the Company's Articles of Association) to vote instead of him.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those Shareholders registered in the Register of Members of the Company at 6.00 p.m. on 23 April 2005 shall be entitled to attend and vote at the meeting in respect of the number of Shares registered in their name at that time. Changes to the Register of Members after 6.00 p.m. on 23 April 2005 shall be disregarded in determining the right of any person to attend and vote at the meeting.

A proxy need not be a member. A form of proxy is enclosed for ordinary shareholders which should be completed and returned to the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6LE not later than 48 hours before the time fixed for the meeting. Completion of the proxy will not preclude an ordinary shareholder from attending and voting in person.

Shareholders who prefer to register the appointment of their proxy electronically via the internet can do so through the registrars' website at www.sharevote.co.uk where full instructions are given. The personal reference number, card ID and account number printed on the proxy form will be required. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 12.00 noon on 23 April 2005. Please note that any communication found to contain a computer virus will not be accepted.

Copies of the terms and conditions of appointment of the (non-executive) Directors and, in accordance with the requirements of the Companies Act 1985, a statement of all transactions of each Director and of his family interests in the shares of the Company will be available for inspection by any member of the Company at the registered office of the Company, 31 Gresham Street, London EC2V 7QA, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and by any person attending the Annual General Meeting, during the continuance of the Meeting. None of the Directors have a contract of service with the Company.

Profiles of each of the persons offering themselves for election or re-election as Directors (other than Damon Buffini) are set out in the Company's 2004 Annual Report and Accounts. Biographical details of Damon Buffini are set out in the letter from the Chairman of SVG Capital in Part I of this document.

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

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by a particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

                                   SCHEDULE 2
                             (Forms of undertaking)

Part 1 - Form of undertaking to be provided by any beneficiary of security pursuant to clause 5.2(C)

"THIS DEED dated ( ), is given in respect of a subscription  agreement dated ( )
March  2005  between   Permira   Capital   Limited  and  SVG  Capital  plc  (the
"Agreement").

Words and expressions defined in the Agreement have the same meaning when used in this Deed.

The Subscriber wishes to grant security in the form of (insert brief description of security) in respect of (number) New Shares (the "Secured Shares") in favour of (full name and details of person entering into the Deed) (the "Security").

Accordingly, (name of person entering into Deed) hereby undertakes to the Company that:

     (A) with effect on and from (insert date on which the security is to be granted) until the date on which the Operating Agreement terminates or, if earlier, the date on which the Subscriber is released from the provisions of clause 5 of the Agreement, it shall be bound by clause
          5.1 of the Agreement as if it were the Subscriber and had been party originally to the Agreement in that capacity, save that the provisions of clause 5.2(C) of the Agreement shall not at any time apply in respect of (name of person entering into Deed); and

     (B) it shall notify the Company promptly in writing upon it taking any steps to enforce the Security (or any part thereof) over any or all of the Secured Shares at any time.

     The address for notices of (name of person entering into the Deed) for the purposes of this Deed is:

    (              ),


     and the provisions of clause 7 of the Agreement shall apply to this Deed as if set out herein mutatis mutandis.

     This document takes effectas a deed.

     This Deed is governed by English law.

     (Insert appropriate execution language for person entering into the Deed.)

     Acknowledged.

     SVG Capital plc

     by: (          )"

Part 2 - Form of undertaking to be provided by any wholly owned subsidiary of PHL pursuant to clause 5.2(D)

"THIS DEED dated ( ), is given in respect of a subscription  agreement dated
          ( ) March 2005 between Permira Capital Limited and SVG Capital plc (the "Agreement").

Words and expressions defined in the Agreement have the same meaning when used in this Deed.

The Subscriber wishes to transfer all of the New Shares to (full name and details of person entering into the Deed).

(Name of person entering into the Deed) warrants to the Company as at the date of this Deed that the entire issued and allotted share capital of (name of person entering into the Deed) is held by PHL or by one or more wholly owned subsidiaries of PHL.

(Name of person entering into the Deed) hereby undertakes to the Company that with effect on and from the date hereof it shall be bound by clause 5.1 of the Agreement as if it were the Subscriber and had been party originally to the Agreement in that capacity, and, accordingly, (name of person entering into the Deed) hereby agrees that if, at any time after the date hereof, it shall cease to be a wholly owned subsidiary (directly or indirectly) of PHL, it shall, prior to its ceasing to be such a member of the PHL Group, transfer all of the New Shares to another wholly owned subsidiary (directly or indirectly) of PHL on the terms set out in clause 5.2(D) of the Agreement.

The address for notices of (name of person entering into the Deed) for the purposes of this Deed is:

(              ),

and the provisions of clause 7 of the Agreement shall apply to this Deed as if set out herein mutatis mutandis.

This document takes effect as a deed.

This Deed is governed by English law.

(Insert appropriate execution language for person entering into the Deed.)

Acknowledged.

SVG Capital plc

by: (          )"

Signed by                     )
SVG CAPITAL PLC               )     Andrew C. Williams (signed)
acting by:                    )

Name:  Andrew Christopher Williams
Director


Signed by                    )
PERMIRA CAPITAL LIMITED      )     John M. Marren (signed)
acting by:                   )

Name: John M. Marren
Director

                                                                   Exhibit 4.16

                              DATED 21 MARCH 2005



                            PERMIRA CAPITAL LIMITED

                                    - and -

                                SVG CAPITAL PLC


                          ___________________________
                             SUBSCRIPTION AGREEMENT
                           __________________________





                               Slaughter and May
                                One Bunhill Row
                                London EC1Y 8YY
                                   (RRO/ADJ)


                               TABLE OF CONTENTS



1.       DEFINITIONS                                       1

2.       CONDITIONS                                        3

3.       SUBSCRIPTION                                      4

4.       COMPLETION                                        4

5.       LOCK UP                                           5

6.       WARRANTIES                                        6

7.       NOTICES                                           7

8.       REMEDIES AND WAIVERS                              8

9.       NO PARTNERSHIP AND CONFLICT                       8

10.      CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999      9

11.      FURTHER ASSURANCE                                 9

12.      ENTIRE AGREEMENT                                  9

13.      ASSIGNMENT                                        9

14.      ANNOUNCEMENTS                                     9

15.      COSTS AND EXPENSES                                10

16.      COUNTERPARTS                                      10

17.      CHOICE OF GOVERNING LAW                           10

18.      JURISDICTION                                      10

19.      AGENT FOR SERVICE                                 10

SCHEDULE 1 (Notice of Annual General Meeting)              12

SCHEDULE 2 (Forms of undertaking)                          19



THIS AGREEMENT is made on 21 March 2005 BETWEEN:

1. PERMIRA HOLDINGS LIMITED, registered in Guernsey under registered no. 40432 and whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey ("PHL"); and

2. SVG CAPITAL PLC, registered in England under no. 3066856 and whose registered office is at 31 Gresham Street, London EC2V 7QA ("SVG Capital").

WHEREAS:

     (A) The parties have agreed that it is mutually desirable and beneficial for SVG Capital and Permira to build upon their existing relationship by facilitating the opportunity for the SVG Group to invest as the cornerstone investor in future funds and products raised by Permira and to be advised by the Permira Advisory Entities.

     (B) Accordingly, the parties wish to record the terms upon which it has been agreed that members of the SVG Group will have access, and make commitments, to Permira Funds and Permira Products.

     (C) The parties also wish to provide for SVG Capital to give and receive the benefit of certain undertakings in respect of Permira Funds and Permira Products and related issues.

     (D) On completion of the Subscription Agreement, PCL will subscribe, and SVG Capital will allot, 6,000,000 ordinary shares in the capital of SVG Capital (the "Shares") on the terms set out in that agreement.

     1.  Interpretation

     1.1 In this Agreement:



         "Annual General Meeting"     has the same meaning as set out in the
                                      Subscription Agreement;


         "Business Day"               means a day (other than a Saturday or
                                      Sunday) on which banks are generally open
                                      for business in England and Guernsey;

         "Code"                       has the meaning given in clause 5.2(A);

         "Existing Fund Commitments"  means all those uncalled commitments, understandings and other arrangements
                                      (whether or not legally binding) made
                                      prior to the date of this Agreement by or on behalf of any member of the SVG Group to invest in any fund or product that is set out in Schedule 2;

       "General Partner"              means any  member of Permira  which  acts
                                      as general  partner to a Permira  Fund;

       "Gross  Assets"                in  respect of SVG Capital, means the
                                      aggregate of consolidated  gross assets of
                                      the SVG  Group  and  uncalled  commitments
                                      of the SVG  Group  at the relevant time;


        "Investment Objective"        means the investment objective of SVG
                                      Capital to be put to the shareholders of
                                      SVG Capital for approval at the Annual
                                      General Meeting and which is set out in
                                      clause 3.5;

        "IP Licence  Agreement"       means  the  trade  mark  licence  between
                                      Permira  Advisers Limited  and  Permira
                                      I.P.  Limited  dated 28  August  2003
                                      relating, inter alia, to the name
                                      "Permira";


        "Japan  Fund"                 means any fund managed or advised by MKS
                                      Consulting  KK (or any other member of the
                                      MKS group), the principal investment
                                      policy of which is to make  private
                                      equity  investments  in Japan;

      "Life Sciences Fund IV"         means the follow on fund to  International
                                      Life Sciences III, to be known as
                                      "International  Life Sciences Fund IV"
                                      (or a similar name),  to be managed or
                                      advised by SV Life  Sciences  and to be
                                      established to invest in a diversified
                                      portfolio of life sciences
                                      companies principally in the United
                                      States of America and Europe;


       "Liquid Securities"            means liquid or easily realisable stocks, shares,
                                      bonds, treasury bills and other securities admitted to
                                      any investment or stock exchange anywhere in the world
                                      and any cash, bank deposits, money market accounts and
                                      cash equivalents including, without limitation, cash
                                      at bank and in hand and interest accrued on the
                                      foregoing;

      "Long-Stop Date"                means the date falling 20 Business Days after the
                                      Annual General Meeting;

      "P123"                         means the product known as P123 designed, managed and
                                     advised by members of the SVG Group to acquire,
                                     whether by secondary purchase or as subscriber,
                                     limited partner or other capital interests in all or
                                     some of the Permira Europe Funds;

      "P1234"                        means the product or products to be established from
                                     time to time as a successor to P123, under whatever
                                     name or names, and to be managed or advised by members
                                     of the SVG Group, to acquire solely, whether by
                                     secondary purchase or as subscriber, limited partner
                                     or other capital interests in all or some of the
                                     Permira Europe Funds and Permira Europe V;

       "PAE Agreement"               means the operating agreement dated the same date as
                                     this Agreement and made between SVG Capital and the
                                     Permira Advisory Entities relating, inter alia, to
                                     certain undertakings regarding Permira Funds and
                                     Permira Products;

       "PAE Entities"                means, in respect of each Permira Advisory Entity, its
                                     subsidiaries and subsidiary undertakings from time to
                                     time, or any of them;

       "PCL"                         means Permira Capital Limited, registered in Guernsey
                                     under registered no.42908;

       "Permira" or
          "Permira Entities"         means the international network of entities providing
                                     management, advisory or consultancy services to, or
                                     conducting the business of designing, managing or
                                     advising, private equity and other funds or products
                                     under the overall business name "Permira" (or, if such
                                     network is rebranded, under such rebranded name),
                                     including, without limitation, PHL, each of the other
                                     members of the PHL Group, each Permanent Advisory
                                     Entity and each PAE Entity, and "Permira Entity" shall
                                     mean any one of them;

      "Permira Advisory Entities"    means those Permira Entities details of which are set
                                     out in Schedule 1;

       "Permira Director"            has the meaning given in clause 4.10(B);

       "Permira Europe Funds"        means the Permira Funds known as Permira Europe I,
                                     Permira Europe II and Permira Europe III and Permira
                                     Europe IV;

       "Permira Europe IV"           means the Permira Fund to be established as a follow
                                     on or successor fund to the Permira Fund known as
                                     Permira Europe III;

       "Permira Europe V"            means the Permira Fund to be established as a follow
                                     on or successor fund to Permira Europe IV;

       "Permira Funds"               means those private equity funds or products designed,
                                     managed or advised by any Permira Entity from time to
                                     time in respect of which equity funding is obtained,
                                     or to be obtained, in whole or in part, from persons
                                     other than Permira Entities or any Permira
                                     Preferential Investor;

       "Permira MAC"                 means a public financial scandal involving, or the
                                     commencement of any material litigation or criminal
                                     proceedings (which counsel advises has a reasonable
                                     chance of success) alleging fraud against, any or all
                                     of the Permira partners or any Permira Entity, in each
                                     case, which either materially adversely affects the
                                     business of Permira or gives rise to a material
                                     adverse change in the public or market perception or
                                     reputation of Permira;

       "Permira Name"                means the name "Permira" and the unregistered trade
                                     marks, registered trade marks and any applications for
                                     trade mark registrations, and any domain names, which
                                     are the subject of the IP Licence Agreement;

       "Permira Nominee"            has the meaning given in clause 4.10(A);


       "Permira Preferential
                Investors"          means any of the following:

                                    (1)  any current or former partners and executives
                                         of any Permira Entity at the relevant time,
                                         any of their respective family members and
                                         any trust or similar arrangement of which the
                                         only beneficiaries are one or more of any
                                         such persons or any charity; or

                                    (2)  Permira Investments Limited, any
                                         co-investment scheme or any similar vehicle
                                         established to facilitate the investment in
                                         Permira Funds or Permira Products by any
                                         person, trust or similar arrangement referred
                                         to in (1) above;

                                    (3)  any current or former senior executive of any
                                         current or former investee company of any
                                         Permira Fund or Permira Product at the
                                         relevant time (and his respective family
                                         members) or any trust or similar arrangement
                                         of which the only beneficiaries are one or
                                         more of any such persons or any charity;

                                    (4)  any investor or potential investor in respect
                                         of which PHL, acting reasonably, has reason
                                         to believe, at the relevant time, that the
                                         inclusion of such person as an investor in
                                         any Permira Fund or Permira Product will or
                                         may provide a strategic relationship or
                                         benefit in respect of potential investment
                                         opportunities for that Permira Fund or
                                         Permira Product; or

                                    (5)  any entity or arrangement established solely
                                         to facilitate investments in any Permira Fund
                                         or Permira Product by or for the benefit
                                         solely of any person or persons referred to
                                         in (3) and (4) above;

       "Permira Products"            means any fund or product (excluding Permira Funds but
                                     including, for the avoidance of doubt, debt or
                                     mezzanine funds) designed, managed or advised by any
                                     Permira Entity from time to time, in respect of which
                                     equity funding is obtained, or to be obtained, in
                                     whole or in part, from persons other than Permira
                                     Entities or any Permira Preferential Investor;

       "Permitted Permira Investors" means any of the following:

                                    (A)     any Permira Preferential Investor; or

                                    (B)     any person which is at the relevant time an
                                            investor in an existing or former Permira
                                            Fund or Permira Product (or any person
                                            related or associated with such investor);

       "Permitted Permira Products" means:

                                    (A)     any vehicle, entity or arrangement referred
                                            to in paragraph (2) or paragraph (5) of the
                                            definition of "Permira Preferential
                                            Investor" above;

                                    (B)     any entity or arrangement established solely
                                            to facilitate the investment in investment
                                            transactions alongside any Permira Fund or
                                            Permira Product by any person which is at
                                            the relevant time an investor in such
                                            Permira Fund or Permira Product (or any
                                            person related or associated with such
                                            investor);

                                    (C)     subject to the provisions of clause 4.8, any
                                            entity, the form of which is consistent with
                                            market practice at the relevant time in
                                            respect of the structuring of funds and
                                            products that are comparable with the
                                            relevant Permira Fund or Permira Product,
                                            which, pursuant to the legal agreements
                                            governing the terms of the relevant Permira
                                            Fund or Permira Product, either forms part
                                            of, or invests as part of, the relevant
                                            Permira Fund or Permira Product, or operates
                                            as a conduit into any entity forming part,
                                            or investing as part, of the relevant
                                            Permira Fund or Permira Product;

       "PHL Group"                          means PHL and its subsidiaries and subsidiary
                                            undertakings from time to time, or any of them;

       "Proceedings"                        has the meaning given in clause 18.1;

       "Proposed Date"                      has the meaning given in clause 4.1(A);

       "Relevant Date"                      has the meaning given in clause 3.4(A);

       "s842 of ICTA"                       means section 842 of the Income and Corporate Taxes
                                            Act 1988, as amended from time to time, or any
                                            statutory provision enacted in substitution therefor
                                            or in replacement thereof;

       "Sapphire"                           means the feeder vehicle designed by members of the
                                            SVG Group for investment in the Permira Fund known as
                                            Permira Europe II;

                                        6
       "Sapphire 4"                         means feeder vehicles or products designed, managed or
                                            advised by members of the SVG Group as a successor to
                                            Sapphire from time to time for investment solely in
                                            Permira Europe IV or Permira Europe V;

       "Scaled-Back Amount"                 means, if the SVG Final Amount ("B") is less than the
                                            SVG Capital Commitment in respect of Permira Europe IV
                                            ("A") for the reasons set out in the proviso to clause
                                            4.1, the amount equal to "X" where: X = A - B;

       "Service Document"                   has the meaning given in clause 19.5;

       "Shares"                             has the meaning given in recital (D) above;

       "Specified Commitments"              has the meaning given in clause 4.1(C);"

       "Subscription Agreement"             means the subscription agreement dated the same date
                                            as this Agreement and made between SVG Capital and PCL
                                            relating to the subscription and allotment of the
                                            Shares;

       "SV Investment Fund II"              means the follow on fund to Schroder Ventures US Fund,
                                            to be known as "SV Investment Fund II" (or a similar
                                            name), to be managed or advised by SVP LLC and to be
                                            established to invest in a diversified portfolio of
                                            management buy-out and development capital investments
                                            principally in the United States of America;

       "SVG Capital Commitment"             has the meaning given in clause 4.1(C);

       "SVG Final Amount"                   means the aggregate amount committed by SVG Capital to
                                            Permira Europe IV at final close of Permira Europe IV
                                            (excluding, for the avoidance of doubt, any amounts
                                            committed to Permira Europe IV by any other member of
                                            the SVG Group and any SVG Product) following the
                                            application of any relevant scaling-back procedures in
                                            accordance with the proviso to clause 4.1;

       "SVG Group"                          means SVG Capital and its subsidiaries and subsidiary
                                            undertakings (including, for this purpose, the
                                            Platinum Trust) from time to time, or any of them;

       "SVG Group and Product Commitment"   has the meaning given in clause 4.1(C);

       "SVG Products"                       means any private equity fund or product, any
                                            structured fund or product or any other fund or
                                            product for quoted or unquoted investment (including,
                                            without limitation, any fund of funds), in each case,
                                            managed or advised by any member of the SVG Group from
                                            time to time, (including, without limitation, P123,
                                            P1234 and Sapphire 4) for so long as a member of the
                                            SVG Group is the adviser thereto or manager thereof;

       "SVG Unrestricted Investments"       means:

                                           (1) investments made in Permira Funds or Permira
                                               Products;

                                           (2) commitments and contributions of up to
                                               US$120 million made to the SV Investment Fund
                                               II;

                                           (3) commitments and contributions of up to
                                               US$50million made to the Life Sciences Fund
                                               IV;

                                           (4) commitments and contributions made in respect
                                               of the performance of all other Existing Fund
                                               Commitments;

                                           (5) commitments and contributions made to any
                                               Japan Fund;

                                           (6) any investments made in Liquid Securities as
                                               part of the ongoing cash management of the
                                               uncommitted or uncalled capital of the SVG
                                               Group; and

                                          (7)  any other investment or commitment made with
                                               the prior written consent of PHL;

       "UKLA"                              has the meaning given in clause 13.2(B); and

       "Warehoused Investment"             has the meaning given in clause 3.2(H).



1.2  In this Agreement, unless otherwise specified:

     (A)  use of the singular shall include the plural and vice versa;

     (B)  use of any gender includes the other genders;

     (C) references to a "company" shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established (including, without limitation, a unit trust or equivalent entity);

     (D) references to a "person" shall be construed so as to include any individual, firm, company, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

     (E) references to "in writing" or "written" shall include references to any method of representing or reproducing words in a legible and non-transitory form (including by e-mail); and

     (F) a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied or supplemented at any time.

2. Conditions

The obligations of the parties under this Agreement, save for clauses 3.5, 4.4, 4.5, 4.8, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16, 4.17, 4.18 and 5 to 19, are
conditional upon:

     (A) SVG Capital despatching, in accordance with clause 3.5, the circular to shareholders described in clause 3.5(A)(i); and

     (B)  completion occurring under the Subscription Agreement.

3.   Commitments from SVG Capital

3.1 SVG Capital agrees that it will, or it will procure that other members of the SVG Group will, through direct investment or through SVG Products, subject to the cash flow projections of the SVG Group at the relevant time, agreement on terms, due diligence and the approval (in its absolute discretion) of the board of directors of SVG Capital (and in respect of any commitment to be made by any member of the SVG Group or by any SVG Product, the approval of the board of directors of the relevant member of the SVG Group or other relevant party on behalf of the relevant SVG Product), make contributions and commitments to Permira Europe IV, such commitments to be made in accordance with the terms of clause 4. SVG Capital acknowledges that, as at the date of this Agreement, it expects that the contributions and commitments to Permira Europe IV referred to above will be in the range of EUR1.2 billion to EUR1.9 billion. SVG Capital also expects that, subject to the cash flow projections of the SVG Group at the relevant time, agreement on terms, due diligence and the approval (in its absolute discretion) of the board of directors of SVG Capital (and in respect of any commitment to be made by any member of the SVG Group or by any SVG Product, the approval of the board of directors of the relevant member of the SVG Group or other relevant party on behalf of the relevant SVG Product), SVG Capital and other members of the SVG Group, through direct investment or through SVG Products, will make contributions and commitments to Permira Europe V in accordance with clause 4 when that fund is raised.

3.2 SVG Capital agrees that it shall not make, and shall procure that no other member of the SVG Group shall make, directly or indirectly (including by making investments in any SVG Product), any investments in any private equity fund or product for direct investment, save for:

     (A)  investments  made  in,  or  co-investments   alongside,   directly  or
          indirectly, Permira Funds or Permira Products;

     (B) the making of commitments and contributions of up to US$120 million to the SV Investment Fund II;

     (C) the making of commitments and contributions of up to US$50 million to the Life Sciences Fund IV;

     (D)  the performance of all other Existing Fund Commitments;

     (E)  the making of commitments and contributions to any Japan Fund;

     (F) the making of commitments and contributions to any SVG Products (or any other products designed by any member of the SVG Group) which are, or which are to be, invested exclusively (save for investments in Liquid Securities as part of the cash management of such SVG Product (or such other product) made pending such investment) in Permira Funds or Permira Products;

     (G) with effect from the Relevant Date, the making, directly or indirectly, of commitments, contributions or investments of an aggregate amount up to the Scaled-Back Amount to or in any private equity fund or product for direct investment;

     (H) on or prior to the final closing of any structured product to be managed or advised by any member of the SVG Group, and for the purpose of launching that structured product, the making of commitments and contributions to, and the purchase of units or interests in, any private equity funds or products for direct investment, provided that SVG Capital (or the relevant member of the SVG Group) (i) intends to, and markets the relevant structured product on the basis that it will, sell down such investments following the closing of such structured product, and (ii) effects such sell down within 12 months of the making of such commitment, contribution or purchase (whichever is earlier) (any such commitment, contribution or purchase being a "Warehoused Investment"); and

     (I) any other investments in any private equity fund or product for direct investment that are made with the prior written consent of PHL.

3.3 For the avoidance of doubt, nothing in clause 3.2 or any other provision of this Agreement shall prevent, restrict or prohibit:

     (A) SVG Capital, any other member of the SVG Group or any SVG Product from making any commitments or investments, directly or indirectly, to or in any private equity (or other) fund of funds, or alongside a fund of funds pursuant to a parallel investment agreement pursuant to which SVG Capital, any other member of the SVG Group or any SVG Product is required to invest alongside the fund of funds in all of the investments (save for limited, customary exceptions under the relevant parallel investment agreement) made by that fund of funds;

     (B) SVG Capital or any other member of the SVG Group from acting solely as adviser to, or manager of, any private equity fund or product for direct investment or otherwise, provided that SVG Capital shall not, and shall procure that no other member of the SVG Group shall, make any investment in such fund or product save for any special equity interest, limited partnership or equivalent investments in, or co-investments alongside, such fund or product which relate solely to the role of SVG Capital or the relevant member of the SVG Group as an adviser to, or manager of, such fund or product and are in an amount of no than more GBP20,000 in respect of each such fund or product; or

     (C) any SVG Product from making any commitments or investments, directly or indirectly, to or in any private equity fund or product for direct investment or otherwise, provided that SVG Capital shall not, and shall procure that no other member of the SVG Group shall, make any investment in such fund or product save for any special equity interest, limited partnership or equivalent investments in, or co-investments alongside, such fund or product which relate solely to the role of SVG Capital or the relevant member of the SVG Group as an adviser to, or manager of, such fund or product and are in an amount of no more than GBP20,000 in respect of each such fund or product.

3.4 Without prejudice to the provisions of clause 3.2, SVG Capital agrees that, in respect of its capital:

     (A) it shall not, and it shall procure that the members of the SVG Group shall not, at any time after SVG Capital or any other member of the SVG Group has made a commitment of capital to Permira Europe IV in accordance with clause 4.1 (the "Relevant Date"), make or have investments in or commitments to:

          (i) any SVG Products (excluding any part of any amount invested or committed by SVG Capital or any other member of the SVG Group in or to any SVG Product that is invested in or committed to a Permira Fund or a Permira Product); and

          (ii) any other investments or products (excluding the SVG Unrestricted Investments),

          in an aggregate amount which, as at the time at which any such investment or, if earlier, commitment as described in (i) or (ii) above is made, and after deducting, after the Relevant Date, the Scaled-Back Amount, exceeds 25 per cent. of the Gross Assets at that time; and

     (B) it shall, and it shall procure that each member of the SVG Group shall, operate with the intention of ensuring that, following the Relevant Date, the amount invested in or committed to funds or products to which the 25 per cent. limit set out in clause 3.4(A) applies (excluding, for this purpose only, any Warehoused Investment), after deducting, after the Relevant Date, the Scaled-Back Amount, is not more than 20 per cent. of the Gross Assets from time to time, it being acknowledged by the parties that from time to time but without prejudice to the obligation in clause 3.4(A) above, the amount so invested by members of the SVG Group may exceed such percentage but that the intention of SVG Capital will be to ensure that the amounts so invested or committed will be managed by it so as to result in the said amount usually being no more than 20 per cent. of Gross Assets.


3.5 (A) SVG Capital agrees that, subject to the fiduciary duties of the directors of SVG Capital:

          (i) the circular to be sent to the shareholders of SVG Capital for the purpose of satisfying the condition to completion of the Subscription Agreement set out in sub-clause 2.1(A) of the Subscription Agreement shall include a unanimous recommendation from the directors of SVG Capital that the shareholders of SVG Capital vote in favour of the resolution referred to in clause 2.1(A) of the Subscription Agreement; and

          (ii) SVG Capital shall not send the circular referred to in clause 3.5(A)(i) to the shareholders of SVG Capital unless that circular includes a confirmation that SVG Capital has received statements of intention to vote in favour of the resolution referred to in clause 2.1(A) of the Subscription Agreement from shareholders holding or controlling more than 50 per cent. of the total issued share capital of SVG Capital as at the latest practicable date prior to the publication of the circular.

     (B) SVG Capital further agrees that the resolution referred to in clause 2.1(A) of the Subscription Agreement shall include a proposal to amend the investment objective of SVG Capital to the following:

          "SVG Capital's investment objective is to achieve capital appreciation by investing principally in private equity funds that are managed or advised by Permira, one of Europe's leading private equity firms. In addition, SVG Capital invests in private equity funds that invest in Japan, North America, Asia and the life sciences sectors, and in unquoted and quoted businesses through specialist funds and coinvestments alongside these funds."

4.   Access to Permira Funds and Permira Products

4.1 PHL agrees that it shall not permit any fund or product to be established using the Permira Name (or, so far as it is reasonably able, any name confusingly similar thereto) and that it shall not provide, and shall procure that no member of the PHL Group shall provide, any information or assistance, directly or indirectly (including, without limitation, acting as a general partner), in respect of the establishment, development, marketing or management of, or the provision of advice to, any fund or product unless the steps to be taken by or on behalf of the relevant fund or product pursuant to this clause 4.1 have been taken by or on behalf of that fund or product in accordance with this clause 4.1:

     (A) prior to the launch of the information memorandum relating to such fund or product, SVG Capital shall be given at least 3 months' advance notice of such proposed launch (which notice shall be accompanied by a statement of the proposed principal terms and an overview of the key information proposed to be included in the information memorandum relating to such fund or product and must include the proposed date of the launch of the information memorandum (the "Proposed Date") and the proposed amount to be raised by final close of that fund or product (which amount, for the avoidance of doubt, may be a range));

     (B) during the minimum 3 month period referred to in clause 4.1 (A), SVG Capital, SVG Advisers Limited and their respective external legal and tax advisers shall be given the opportunity to conduct such due diligence as is customarily undertaken by investors in similar funds or products into the proposed fund or product together with the opportunity (subject always to the provisions of clause 4.3) to review and negotiate with PHL in good faith for a period of not less than 2 months (which 2 month period must have expired at least seven days prior to the Proposed Date) the terms of the draft limited partnership agreement (or equivalent agreement) and side letter thereto proposed to be entered into by investors in connection with the establishment of the relevant fund or product (which draft agreement and side letter shall have been provided to SVG Capital for such purpose, together with a draft of the information memorandum relating to such fund or product, prior to the commencement of such 2 month period);

     (C) subject to the satisfaction of the requirements of clauses 4.1(A) and 4.1(B), at least 7 days prior to the Proposed Date, SVG Capital shall notify PHL in writing of (i) the amount of the commitment which SVG Capital itself wishes to make to the relevant fund or product (the "SVG Capital Commitment"), and (ii) the additional amount of the commitment which any member of the SVG Group and any relevant party on behalf of any SVG Product wishes to make to the relevant fund or product (the "SVG Group and Product Commitment") (the SVG Capital Commitment and the SVG Group and Product Commitment being together the "Specified Commitments");

     (D) if notice in respect of Specified Commitments is given in accordance with clause 4.1(C), SVG Capital, any relevant members of the SVG Group and the relevant party on behalf of any relevant SVG Product shall be committed to the Specified Commitment of the relevant parties to subscribe, and the relevant legal entity or person on behalf of the relevant fund or product shall be committed to accept such subscription and to issue, the relevant interests in respect of that fund or product, in each case subject only to:

          (i) the relevant Permira Fund or Permira Product having a first close; and

          (ii) the terms of the relevant Permira Fund or Permira Product or product being consistent with those agreed pursuant to clause 4.1(B), save for any amendment permitted to be made under the terms of the limited partnership agreement and side letter agreed in accordance with clause 4.1(B) in respect of the relevant fund or product by the general partner (or equivalent entity) of the relevant fund or product without consent of the investors therein, provided always that, on each and every close in respect of the relevant fund or product, the amount of the SVG Capital Commitment to be invested by SVG Capital on any such close and any subsequent close shall be scaled back:

          (a) if and to the extent that SVG Capital reasonably determines it is necessary to do so to ensure that SVG Capital shall not, at the relevant time, breach any requirement with which SVG Capital needs to comply in order for SVG Capital to continue to be approved as an investment trust for United Kingdom tax purposes as a result of such investment; and/or

          (b) if and to the extent that SVG Capital reasonably determines it is necessary to do so to avoid any investment arising that may result in a person being treated as a member of the SVG Group for the purposes of s842 of ICTA, and SVG Capital shall, at the same time, provide to PHL the detailed basis for any such determination, but without prejudice to the rights and obligations of SVG Capital to subscribe the balance of the SVG Capital Commitment on any subsequent close of the relevant fund or product to the extent of such scale back (subject, on any such subsequent close, to the provisions of this proviso).

In the event of any scale back of the amount of the SVG Capital Commitment at the final close in respect of any fund or product pursuant to this clause 4.1 other members of the SVG Group or any SVG Product shall be entitled, by notice in writing to PHL, to increase their commitment to the relevant fund or product by an aggregate amount equal to the amount of such scale back.

In respect of the SVG Group and Product Commitment (but for avoidance of doubt not the SVG Capital Commitment), such commitment may on subscription be satisfied by any one or more of SVG Capital, any member of the SVG Group or any relevant entity on behalf of a SVG Product by notice in writing to PHL at least 7 days prior to the date of the proposed close for the relevant fund or product.

4.2 If, having entered into a commitment pursuant to clause 4.1 (C), SVG Capital, a member of the SVG Group or the relevant entity on behalf of an SVG Product notifies PHL of its desire to make additional commitments to the relevant Permira Fund or Permira Product prior to the final closing thereof, PHL and SVG Capital shall discuss such proposals in good faith (but without obligation on either party) with a view to reaching agreement as to the amount (if any) of such additional commitment which will be made.

4.3 (A) Any financial commitments and contributions made by SVG Capital or any other member of the SVG Group or the relevant entity on behalf of any SVG Product pursuant to the procedures set out in clauses 4.1 and 4.2 shall be on such terms as SVG Capital, on the one hand, and PHL (or such other entity on behalf of the relevant fund or product), on the other, may agree in accordance with such procedures, provided that the parties acknowledge that the terms to be offered to SVG Capital, the other members of the SVG Group and any SVG Product, and on which SVG Capital, any member of the SVG Group or the relevant entity on behalf of any SVG Product may make any such commitment and contribution to Permira Europe IV, shall be broadly consistent with the terms on which members of the SVG Group have made commitments to Permira Europe II or Permira Europe III (including, for the avoidance of doubt, the terms of any side letters in respect the relevant fund for the benefit of members of the SVG Group), save, in the event that PHL proposes an amendment to such terms, to the extent that such amendment is consistent with a change in the terms offered in the market by Permira's principal competitors in respect of funds and products that are comparable with Permira Europe IV which change has occurred prior to the launch of the information memorandum relating to Permira Europe
          IV. For the avoidance of doubt, the provisions of clause 14 shall apply to such terms and any information relating to the proposed fund or product or the status of discussions or negotiations in respect thereof and SVG Capital agrees that it shall not, and shall procure that no member of the SVG Group or any person on behalf of any SVG Product shall, make any direct or indirect contact or enter into any direct or indirect discussions with any potential investor in the relevant fund or product for the purpose of discussing such terms, the nature or content of such discussions or negotiations, or the due diligence undertaken by SVG Capital, any other member of the SVG Group or any person on behalf of any SVG Product in respect of that fund or product, in each case without the prior consent of PHL.

     (B) If, following the agreement of terms between SVG Capital, any other member of the SVG Group or the relevant party on behalf of any SVG Product in respect of any Permira Fund or Permira Product, any investor (other than any Permira Preferential Investor) shall be given the right to invest in that Permira Fund or Permira Product on terms which are more favourable than the terms of the investment made or to be made by SVG Capital, any other member of the SVG Group or any entity on behalf of any SVG Product, SVG Capital and any relevant other members of the SVG Group and any entity on behalf of any relevant SVG Product shall be entitled to most favoured nation status in respect of such more favourable terms (provided that, following agreement of the terms of the relevant fund or product pursuant to clause 4.1 and the entry into of the relevant legal agreements and any side letter on first close of such fund or product, the right to such status shall be subject to the terms of such agreements and side letter), PHL shall notify SVG Capital in writing of such more favourable terms from which it is entitled to benefit in accordance with this clause 4.3 and SVG Capital shall be able to elect, by notice in writing to PHL in accordance with the relevant legal agreements or side letter in respect of such fund or product, if executed, or, if such legal agreements and side letter have not then been executed, within 15 Business Days of receipt of such notice, that the terms on which SVG Capital, any relevant other members of the SVG Group and any entity on behalf of any relevant SVG Product shall invest in that Permira Fund or Permira Product shall be amended accordingly.

4.4 Without prejudice to the provisions of clause 4.3, PHL shall not permit any fund or product established after the date of this Agreement to use the Permira Name (or, so far as it is reasonably able, any name confusingly similar thereto), and PHL shall not, and shall procure that no member of the PHL Group shall, provide any information, advice or assistance, directly or indirectly (including, without limitation, acting as general partner), in respect of any Permira Fund or Permira Product in respect of which any third party is granted a right to invest in Permira Funds and/or Permira Products on a similar basis to that granted to SVG Capital under any of clauses 4.1 to 4.3 above. PHL confirms that, as at the date of this Agreement, neither it nor any other Permira Entity is a party to any such agreement or arrangement with any third party and PHL further undertakes to SVG Capital that it shall not, and it shall procure that no member of the PHL Group shall, enter into any such agreement or arrangement with any third party at any time prior to the expiry or termination of this Agreement.

4.5 Notwithstanding the other provisions of this clause 4, PHL shall not permit Permira Europe IV or Permira Europe V to use the Permira Name (or, so far as it is reasonably able, any name confusingly similar thereto), and PHL shall not provide, and shall procure that no member of the PHL Group shall provide, any information, advice or assistance, directly or indirectly (including, without limitation, acting as a general partner), to Permira Europe IV or Permira Europe V, unless, subject to the provisions of clause 4.16, the relevant Permira Fund (or PHL or the relevant member or members of the PHL Group) has agreed to provide, and provides, in relation to P1234 and Sapphire 4:

     (A) save to the extent any such waiver is required from a third party and that third party withholds such waiver, such waivers of confidentiality in relation to the information provided in the information memorandum relating to the relevant Permira Fund or Permira Product as SVG Capital may reasonably request to launch P1234 and Sapphire 4 and to market P1234 and Sapphire 4 to prospective investors;

     (B) such further information as SVG Capital may reasonably request in order to launch P1234 and Sapphire 4 and to market P1234 and Sapphire 4 to prospective investors;

     (C) the attendance of Permira partners at a reasonable number of investor meetings or roadshows organised by SVG Capital (or by any adviser to SVG Capital), provided that a reasonable number of investors or potential investors in P1234 or Sapphire 4 have been invited to attend such meetings and roadshows, in each case in order to assist the marketing of P1234 and Sapphire 4 to prospective investors; and

     (D) such consents to transfers to P1234 and Sapphire 4 of limited partner or other capital interests in the Permira Europe Funds or Permira Europe V as SVG Capital may reasonably request and as may be provided without putting PHL or any other Permira Entity in breach of the legal agreements constituting Permira Europe IV or Permira Europe V as relevant.

4.6 PHL agrees that it shall not, and that it shall procure that no member of the PHL Group shall, design, launch, manage or advise (or assist, directly or indirectly (including by acting as the general partner or, in the case of PHL, by allowing any person to use the Permira Name or, so far as it is reasonably able, any name confusingly similar thereto), any person other than SVG Capital or any member of the SVG Group to design, launch manage or advise) any equity structured funds or products for investment in Permira Europe IV and/ or Permira Europe V, other than any Permitted Permira Products. SVG Capital or such other member of the SVG Group shall be entitled to retain all fees arising out of P1234 and Sapphire 4 (or any other structured funds or products in respect of investments in Permira Europe IV or Permira Europe V which it manages or advises), excluding, for the avoidance of doubt, any such fees that are payable under the agreements establishing Permira Europe IV or Permira Europe V. For the avoidance of doubt, this clause 4.6 shall not prohibit the customary marketing of Permira Europe IV or Permira Europe V to potential investors by any Permira Entity, in respect of which marketing the provisions of clause 4.7 shall apply.

4.7 PHL and SVG Capital agree that in respect of Permira Europe IV and Permira Europe V:

     (A) subject to the final sentence of this clause 4.7, SVG Capital shall not and shall procure that no member of the SVG Group shall, without the prior written consent of PHL, accept any application in relation to any SVG Product in respect of Permira Europe IV or Permira Europe
          V:

          (i)  from any Permitted Permira Investor; or

          (ii) in respect of an amount of more than EUR10 million;

     (B) PHL shall not, and PHL shall procure that no member of the PHL Group shall, without the prior written consent of SVG Capital, accept any application to invest an amount of less than EUR10 million in respect of Permira Europe IV or Permira Europe V (save for an application from any Permitted Permira Investor); and

     (C) each party shall market and promote their respective funds and products to which this clause 4.7 relates with the aim of giving effect to the provisions of clauses 4.7(A) and (B),

provided that, in any case, applications from related or associated investors or applications from investors coordinated by a common adviser will be aggregated for the purposes of determining the appropriate level of any application as long as such relationship, association or coordination is bona fide and not the result of any scheme or arrangement instigated by any person with the aim of circumventing the provisions of this clause 4.7.

It is further provided that nothing in this clause 4.7 shall prevent SVG Capital from marketing any SVG Product to, or accepting applications (in any amount) in respect of any SVG Product from, any person which is, at the relevant time, an existing or former investor in any SVG Product or an existing shareholder in SVG Capital.

4.8 PHL agrees that it shall not, and that it shall procure that no member of the PHL Group shall, design, establish, launch, manage or advise, or assist in any way (whether directly or indirectly) in the establishment or development of, any publicly traded permanent capital vehicle and PHL shall not permit any such entity to use the Permira Name (or, so far as it is reasonably able, any name confusingly similar thereto), save, in each case, for any such vehicle that (i) is established as part of a Permira Fund,
     (ii) is in a form consistent with market practice at the relevant time in respect of the structuring of funds and products that are comparable with Permira Funds and Permira Products, (iii) is established and structured such that the maximum number of persons who can hold investments in such vehicle at any one time is two, and (iv) does not compete with SVG Capital for investors. The parties acknowledge that a "permanent capital vehicle" is not a fixed and certain concept and, accordingly, if, at any time, PHL is not certain as to whether any particular proposed entity to which this clause 4.8 may apply is or will be a "permanent capital vehicle", or SVG Capital considers that any entity established, launched, developed, managed or advised, or to be established, launched, developed, managed or advised, by PHL or any other member of the PHL Group, any Permira Advisory Entity or any PAE Entity may be a "permanent capital vehicle", or either party is not certain whether the provisos set out in (i) to (iv) above apply to any entity, the parties shall meet in good faith to discuss that matter and the appropriate treatment of that entity under this Agreement. For the avoidance of doubt, nothing in this Agreement shall prevent any member of the PHL Group or any Permira Fund or Permira Product seeking or accepting investment from any third party permanent capital investor in respect of any Permira Fund or Permira Product or providing information to such person in accordance with the terms of that investment, provided, in each case, that the other provisions of this clause 4 have been complied with.

4.9 (A) The parties agree that prior to the launch of any New Product by any member of the SVG Group (in the case of SVG Capital) or any member of the PHL Group or any person permitted by PHL to use the Permira Name (or any name confusingly similar thereto) (in the case of PHL), SVG Capital or PHL (as the case may be) will notify the other of such proposed launch and, if so requested by the other party, SVG Capital and PHL will meet to discuss in good faith whether such other party may be able to be granted an advisory, co-operation or other role in respect of such New Product. For the avoidance of doubt, nothing in this clause 4.9 shall oblige SVG Capital, PHL or any other member of the SVG Group or the PHL Group, or any person permitted by PHL to use the Permira Name, to enter into any agreement or arrangement with the other with respect to any New Product.

     (B) For the purposes of this clause 4.9, "New Product" shall mean any fund or product designed, established or raised at any time after the date of this Agreement (including, without limitation, any fund or product, the principal investment policy of which is to invest in debt instruments or a particular industry sector (including, without limitation, real estate, oil and gas or timber)), but excluding, for the avoidance of doubt, any Permira Fund, P1234, Sapphire 4 and any Permitted Permira Products.

4.10 (A) PHL and SVG Capital agree that, subject to the provisions of clause 4.10(D), if the Permira partner who is to be appointed to the board of directors of SVG Capital at the Annual General Meeting (or any person appointed as a director of SVG Capital in replacement therefor pursuant to the provisions of this clause 4.10) ceases to be a director of SVG Capital for any reason (including in the circumstances set out in the next sentence) at any time whilst this Agreement remains in force, subject to the provisions of clause 4.10(D), PHL shall put forward for approval by the board of SVG Capital (and, subsequently, the members of SVG Capital in annual general meeting) as a director of SVG Capital a willing candidate who is a Permira partner at the relevant time and who PHL reasonably expects will be able to fulfil the duties of a non-executive director of SVG Capital (including, without limitation, being able regularly to attend board meetings of SVG Capital in the UK) (such person, a "Permira Nominee"). Further, if at any time, a Permira Director ceases to be a Permira partner, PHL shall, if requested by SVG Capital, procure that such Permira Director resigns from the board of SVG Capital. If the board or the shareholders of SVG Capital do not approve the appointment of any Permira Nominee put forward by PHL in accordance with this clause 4.10(A) at any time, PHL shall, if so requested by SVG Capital, put forward, within 20 Business Days of such request, another such candidate for approval in the same manner.

     (B) Without prejudice to the provisions of clause 4.10(A), but subject to the provisions of clause 4.10(D), SVG Capital agrees that PHL shall have the right to require that the directors of SVG Capital shall, subject at all times to their fiduciary duties, if there is no director of SVG Capital who has been proposed by PHL at the relevant time (a "Permira Director"), appoint a Permira Nominee to the board of SVG Capital. SVG Capital further agrees that, subject at all times to the fiduciary duties of the directors of SVG Capital and the provisions of clause 4.10(D), if any Permira Nominee or Permira Director is subject to election or re-election at an annual general meeting of SVG Capital, the directors of SVG Capital shall put a resolution to shareholders at that annual general meeting for the election of that Permira Nominee, or the re-election of that Permira Director, to the board of directors SVG Capital in the same manner as resolutions regarding the election or re-election of other directors are put to shareholders of SVG Capital.

     (C) Subject to the final sentence of this clause 4.10(C) SVG Capital agrees that if a Permira Director ceases to be a director of SVG Capital as a result of his removal or failure to be elected or re-elected at any annual general meeting and a Permira Nominee put forward by PHL in accordance with the provisions of clause 4.10(A) has not been appointed to the board of SVG Capital by the directors thereof by the end of the next scheduled board meeting of SVG Capital after PHL first nominates a Permira Nominee in replacement for that Permira Director or, if such board meeting is to be held within 20 Business Days of such nomination, by the end of the next following scheduled board meeting of SVG Capital, then the provisions of clause
          5.1 of the Subscription Agreement shall cease to apply. The parties agree that the provisions of this clause 4.10(C) shall not apply in the circumstances set out in clause 4.10(D).

      (D) Nothing in clauses 4.10(A) to (C) shall require:


          (i) PHL to nominate any Permira partner for appointment as a director of SVG Capital, or require any such person to agree to be appointed, or to remain, as a Permira Director, if the appointment or election of such Permira Nominee as a director of SVG Capital, or the continuation in such office by a Permira Director, would conflict with the fiduciary duties owed by that individual to Permira; or

          (ii) SVG Capital (or the directors of SVG Capital) to appoint a Permira Nominee to the board of SVG Capital, to put a resolution to shareholders for the election of any Permira Nominee, or the re-election of any Permira Director, to the board of SVG Capital, and SVG Capital may remove a Permira Director, if such appointment, election or re-election, or the continuation in such office of such individual, would conflict with the fiduciary duties which the relevant individual owes to Permira and SVG Capital reasonably considers that such conflict may have an adverse impact on the business plans or operations of the SVG Group.

4.11 PHL warrants to SVG Capital that:

     (A) it has the requisite power and authority to enter into and perform this Agreement;

     (B) the obligations of PHL under this Agreement constitute binding obligations of PHL in accordance with its terms;

     (C) the execution and delivery of, and the performance by PHL of its obligations under, this Agreement will not:

          (i) result in a material breach of any provision of the memorandum or articles of association of PHL, or any equivalent constitutional documents;

          (ii) result in a material breach of, or constitute a default under, any instrument to which PHL is a party or by which PHL is bound;

          (iii)result in a breach of any order, judgment or decree of any court or governmental agency to which PHL is a party or by which PHL is bound; or

          (iv) require the consent of its shareholders or of any other person;

     (D) the warranties given by the Permira Advisory Entities to SVG Capital as set out in clause 3.10 of the PAE Agreement are true and correct; and

     (E) PHL is the legal and beneficial owner of the entire issued and allotted share capital of PCL.

4.12 SVG Capital warrants to PHL that:

     (A) subject to the passing of the resolutions to be proposed at the Annual General Meeting, it has the requisite power and authority to enter into and perform this Agreement;

     (B) the obligations of SVG Capital under this Agreement constitute binding obligations of SVG Capital in accordance with its terms; and

     (C) the execution and delivery of, and the performance by SVG Capital of its obligations under, this Agreement will not:

          (i) result in a material breach of any provision of the memorandum or articles of association of SVG Capital;

          (ii) result in a material breach of, or constitute a default under, any instrument to which SVG Capital is a party or by which SVG Capital is bound; or

          (iii)result in a breach of any order, judgment or decree of any court or governmental agency to which SVG Capital is a party or by which SVG Capital is bound.

4.13 (A) 4.13 (A) PHL warrants and represents to SVG Capital, as at the date of this Agreement, that:

          (i) the Trade Marks and Domain Names (as defined in the IP Licence Agreement) are held by a member of the PHL Group or the Licensor (as defined in the IP Licence Agreement) free from all charges, options, liens or encumbrances (save, whilst it remains in force, for the IP Licence Agreement);

          (ii) the copy of the IP Licence Agreement that has been made available to SVG Capital is a complete and up-to-date copy of the IP Licence Agreement, the Licence Agreement has not been amended and there is no other agreement or arrangement between the parties to the IP Licence Agreement in respect of the Permira Name;

          (iii)no party to the IP Licence Agreement is in breach, or has breached, any of its obligations under the IP Licence Agreement; and

          (iv) as far as PHL is aware, there is no unauthorised use or infringement by any person of, or any oppositions or actions in existence or threatened for challenging the validity of, or the ownership by any member of the PHL Group or the Licensor (as defined in the IP Licence Agreement) of, any intellectual property rights in the Permira Name owned by the Licensor (as defined in the IP Licence Agreement).

          (B) PHL further warrants and represents to SVG Capital in the terms set out in clause 4.13(A) on a continuing basis at all times that this Agreement remains in force.

4.14 PHL shall procure that Permira I.P. Limited shall not:

     (A) agree to any amendment to the terms of the IP Licence Agreement to the extent such amendment may have any adverse impact on the ability of PHL to perform its obligations under this Agreement; or

     (B) agree to the termination of the IP Licence Agreement save in circumstances where Permira I.P. Limited has already exercised, or exercises, fully its rights under clause 8 of the IP Licence Agreement, and PHL shall procure that Permira I.P. Limited shall not grant, or agree to grant, any sub-licences of its rights under the IP Licence Agreement otherwise than to a Permira Fund or Permira Product in accordance with the provisions of this Agreement (including, without limitation, clause 4.1) or to any other Permira Entity, provided that such grant does not have any adverse impact on the ability of PHL to perform its obligations under this Agreement or of any Permira Advisory Entity to perform its obligations under the PAE Agreement.

4.15 PHL undertakes to SVG Capital to take such steps as it is reasonably able to do to ensure that no Permira Entity or any Permira partner takes any action the purpose or effect of which is to avoid the commercial effect of this Agreement.

4.16 Notwithstanding any other provision of this Agreement, any commitment or arrangement relating to the provision of information or the agreement to provide consents in favour of, or assistance to, any person shall be subject to the overriding qualifications that:

     (A) no such information, consent or assistance shall be required to be provided pursuant to or as a result of the operation of this Agreement if the provision thereof would result in that party or, in the case of SVG Capital, any member of the SVG Group, and, in the case of PHL or any Permira Fund or Permira Product, any Permira Entity, being in breach of any law or regulatory requirement or rule applicable to it howsoever arising or any legal agreements governing any Permira Fund or Permira Product;

     (B) such information shall be provided on the basis that no representation, warranty or undertaking of any nature is given, and no liability is or may be assumed, by or on behalf of any person as to the accuracy or completeness of any such information or otherwise in respect of such information;

     (C) no such information or assistance shall be provided if, acting and assessed reasonably, it would result in any actual or potential liability for any Permira Entity, any member of the SVG Group or any partner, director, officer or employee of any Permira Entity or any member of the SVG Group; and

     (D)  such information shall be provided subject to the terms of clause 14,

     provided that nothing in this clause 4.16 shall operate to exclude any liability of the party providing such information, consent or assistance in respect of fraud.

4.17 PHL undertakes to SVG Capital that, at all times prior to the expiry or termination of this Agreement, the entire issued and allotted share capital of PCL shall be owned, legally and beneficially, by PHL or a wholly-owned subsidiary of PHL.

4.18 If Permira is rebranded at any time prior to the expiry or termination of this Agreement, the provisions of this Agreement that refer or relate to the Permira Name shall continue to apply in respect of such rebranded name mutatis mutandis.

5.   Termination

5.1 Subject to earlier termination in accordance with clause 5.2, 5.3 or 5.4, this Agreement shall commence on the date hereof and, unless otherwise agreed by the parties in writing, shall automatically terminate on the earliest to occur of:

     (A) if completion under the Subscription Agreement has not occurred by the Long-Stop Date, the Long-Stop Date;

     (B) if none of SVG Capital, any other member of the SVG Group or any SVG Product decides to make a commitment to Permira Europe V, the date on which the first closing of Permira Europe V occurs; and

     (C) if SVG Capital, any other member of the SVG Group or any SVG Product makes a commitment to Permira Europe V, the date on which the final closing of Permira Europe V occurs.

5.2 SVG Capital shall be able to terminate this Agreement immediately, by notice in writing to PHL, if:

     (A) any person, together with those persons acting in concert with it within the meaning of the City Code on Takeovers and Mergers (the "Code ") (provided that, for these purposes, any person who is a Permira partner will only be treated as acting in concert with any such person if and to the extent that he is a party to an agreement or arrangement with such person (not being a Permira partner) giving control over all or any of the interests of the relevant Permira partner in PHL in respect of the management or strategy of PHL, the PHL Group or its business):

          (i) acquires, directly or indirectly, greater than 50 per cent. of the issued share capital of any class of PHL or PCL; or

          (ii) acquires, directly or indirectly, the right to receive greater than 50 per cent. of any distribution or other amount which may be made or paid to the shareholders of PHL or PCL from time to time (including on a winding-up); or

          (iii)acquires, directly or indirectly, the right to appoint a director or directors of PHL or PCL who hold or control a majority of the voting rights at board meetings of PHL or PCL;

     (B) any general partner of Permira Europe IV or Permira Europe V ceases to be a member of the PHL Group; or

     (C) the main focus of Permira Europe IV is not to make investments in Europe; or

     (D) any person alone or together with any person acting in concert with it for the purposes of the Code (provided that, for these purposes, any person who is a Permira partner will only be treated as acting in concert with any such person if and to the extent that he is a party to an agreement or arrangement with such person (not being a Permira partner) giving control over all or any of the interests of the relevant Permira partner in PHL or any Permira Entities in respect of the management or strategy of Permira, PHL or any Permira Entity) acquires, directly or indirectly, more than 30 per cent. of the economic interest in Permira, PHL or any other Permira Entity and any Permira Entity enters into an agreement or arrangement with such person or a party related to, or associated with, it relating to a formal business co-operation or contribution, or any other strategic alliance, excluding any agreement or arrangement in the ordinary course of business, and, in the reasonable opinion of SVG Capital, as a result of that agreement or arrangement, such person is able to exercise significant strategic control or influence over the business of Permira; or

     (E)  a Permira MAC occurs prior to the first closing of Permira  Europe IV;
          or

     (F) PHL commits a material breach of any of the provisions of this Agreement and, if the breach is capable of remedy, fails to remedy such breach within 15 Business Days of service of a written notice by SVG Capital requiring the breach to be remedied. Without prejudice to the generality of the foregoing, the parties acknowledge that any breach of any provision of clause 4 relating to the use of the Permira Name by PHL, or any breach of clause 4.13 or clause 4.14, shall in any event constitute a material breach of this Agreement; or

     (G) any Permira Advisory Entity commits a material breach of any of the provisions of the PAE Agreement and, if the breach is capable of remedy, fails to remedy such breach within 15 Business Days of service of a written notice by SVG Capital requiring the breach to be remedied; or

     (H) PCL, any person who may be granted the benefit of security over, or in respect of, the Shares in accordance with clause 5 of the Subscription Agreement or any member of the PHL Group to whom the Shares may be transferred in accordance with clause 5 of the Subscription Agreement, commits a breach of clause 5 of the Subscription Agreement or any undertaking entered into pursuant to such clause 5; or

     (I) on or after 30 June 2008, if the first closing of Permira Europe IV has not occurred by that date; or

     (J) on or after 30 June 2012 if the first closing of Permira Europe V has not occurred by that date; or

     (K) if any Permira Entity, or any then current Permira partner, does any such thing, or assists any other person to do any such thing, which, if such thing had been done by, or with the assistance of, PHL, any other member of the PHL Group, any Permira Advisory Entity or any PAE Entity, would have been a material breach of clause 4 of this Agreement; or

     (L) the IP Licence Agreement is terminated by Permira Advisers Limited and all rights, privileges and advantages in respect of the Trade Marks (as defined in the IP Licence Agreement) are not vested in a member of the PHL Group within 10 Business Days of the date of such termination; or

     (M) all rights, privileges and advantages in respect of the Trade Marks (as defined in the IP Licence Agreement) do not remain vested in a member of the PHL Group.

5.3 Permira shall be able to terminate this Agreement immediately, by notice in writing to SVG Capital, if:

     (A) any person, together with those persons acting in concert with it within the meaning of the Code:

          (i) acquires, directly or indirectly, greater than 50 per cent. of the issued share capital of any class of SVG Capital; or

          (ii) acquires, directly or indirectly, the right to receive greater than 50 per cent. of any distribution or other amount which may be made or paid to the shareholders of SVG Capital from time to time (including on a winding-up); or

          (iii)acquires,   directly  or  indirectly,  the  right  to  appoint  a
               director or directors of SVG Capital who hold or control a majority of the voting rights at board meetings of SVG Capital; or

     (B) SVG Capital commits a material breach of any of the provisions of this Agreement and, if the breach is capable of remedy, fails to remedy such breach within 15 Business Days of service of a written notice by PHL requiring the breach to be remedied; or

     (C) the Investment Objective is amended by SVG Capital or by a resolution of the shareholders of SVG Capital at any time following its adoption at the Annual General Meeting in such a manner as results in it ceasing to be clear that the investment policy of SVG Capital is to invest principally in private equity funds that are managed or advised by Permira; or

     (D) on or after 30 June 2008, if the first closing of Permira Europe IV has not occurred by that date; or

     (E) on or after 30 June 2012 if the first closing of Permira Europe V has not occurred by that date.

5.4 SVG Capital shall be able to terminate this Agreement immediately, by notice in writing to Permira, if any event occurs at any time such that the prohibition on the acquisition of investments described in clause 5.2.1(j) of the limited partnership agreement of Permira Europe III L.P.1 dated 22 July 2003 (as amended on 6 August 2003, 8 September 2003 and 3 October
     2003), or, following the notification of a Specified Commitment in respect of Permira Europe IV or Permira Europe V (as the case may be) pursuant to clause 4.1, in any equivalent clause included in the agreed form of the limited partnership agreement in respect of Permira Europe IV or Permira Europe V (as the case may be), is triggered, in each case in accordance with its terms, and ignoring, for the purposes of this clause 5.4, any subsequent lifting of such prohibition in accordance with the terms of such clause 5.2.1(j) (or such equivalent clauses), provided that any such termination shall be without prejudice to any existing commitment made to any Permira Fund or Permira Product pursuant to the legal agreements constituting such fund or product.

5.5 Any termination of this Agreement shall be without prejudice to any and all rights and liabilities of the parties which have accrued and not been satisfied prior to such termination.

6.   Notices

6.1 A notice under this Agreement shall only be effective if it is in writing. Faxes are permitted.

6.2 Notices under this Agreement shall be sent to a party at its address or number and for the attention of the individual set out below:

     Party and title of individual    Address                     Facsimile no.

     PHL                              Trafalgar Court,            01481 745078
     Att: Alastair Boyle              Les Banques,
                                      St. Peter Port, Guernsey    020 7497 2174

     Copy to: Ian Sellars             20 Southampton Street,
                                      London,
                                      WC2E 7QH

     SVG Capital                      111 Strand,                 020 7240 5346
     Att: The Chairman                London,
                                      WC2R 0AG

PROVIDED THAT a party may change its notice details on giving seven days notice to the other party of the change in accordance with this clause.

6.3 Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

     (A)  if delivered personally, on delivery;

     (B) if sent by first class inland post, three clear days after the date of posting; and

     (C)  if sent by facsimile, when sent.

7.   Remedies and Waivers

7.1 No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall:

     (A)  affect that right, power or remedy; or

     (B)  operate as a waiver of it.

7.2 The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

7.3 The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

8.   No Partnership and Conflict

     Nothing in this Agreement and no action taken by either party under this Agreement shall constitute a partnership, association, joint venture or other co-operative entity between the parties (or any of them).

9.   Contracts (Rights of Third Parties) Act 1999

     The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

10.  Further Assurance

     Each party shall at its own cost, from time to time on request, do or procure the doing of all acts and/or execute or procure the execution of all documents which the other party may reasonably consider necessary for giving full effect to this Agreement and securing to the requesting party the full benefit of the rights, powers and remedies conferred upon the requesting party in this Agreement.

11.  Entire Agreement

11.1 This Agreement, the Subscription Agreement and the PAE Agreement constitute the whole and only agreement between the parties relating to the matters referred to herein or therein.

11.2 Except in the case of fraud, neither party to this Agreement shall have any right of action against the other party to this Agreement arising out of or in connection with any draft, agreement, heads of terms, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to the date of this Agreement except to the extent that it is repeated in this Agreement or any of the agreements and documents referred to herein.

11.3 This Agreement may only be varied in writing signed by each party.

12.  Assignment

     Neither party to this Agreement shall assign, or declare a trust over, all or any part of the benefit of, or its rights or benefits under, this Agreement without the prior written consent of the other party, and SVG Capital shall not assign, or declare a trust over, all or any part of the benefit of, or its rights or benefits under, the PAE Agreement without the prior written consent of PHL.

13.  Announcements

13.1 No announcement concerning the matters contemplated by this Agreement, the PAE Agreement or any ancillary matter shall be made by either party without the prior written approval of the other party such approval not to be unreasonably withheld or delayed. This sub-clause does not apply in the circumstances described in clause 13.2 and clause 14.5.

13.2 Either party may, after consultation with the other party, make an announcement concerning the matters contemplated by this Agreement, the PAE Agreement or any ancillary matter if required by:

     (A)  law or regulation; or

     (B) any securities exchange or regulatory or governmental body to which that party is subject or submits, wherever situated, including (amongst other bodies) the United Kingdom Listing Authority (the
          "UKLA"), the London Stock Exchange plc, the Financial Services Authority or the Panel on Takeovers and Mergers, whether or not the requirement has the force of law.

13.3 The restrictions contained in this clause shall apply without limit in time notwithstanding termination in accordance with clause 5.

14.  Confidentiality

14.1 Each party shall treat as confidential, and SVG Capital shall procure that each member of the SVG Group shall, and PHL shall procure that each member of the PHL Group shall, treat as confidential all information obtained by it, after the date hereof as a result of the relationship between the parties contemplated by this Agreement and the PAE Agreement, from the other party (or from any person on behalf of that party, or, in the case of PHL, from any Permira Entity, or, in the case of SVG Capital, from any other member of the SVG Group), or obtained as a result of entering into or performing this Agreement, the PAE Agreement and/or the Subscription Agreement, including, without limitation, information which relates to:

     (A) the provisions of this Agreement, the PAE Agreement, the Subscription Agreement or any of the other agreements and documents referred to herein;

     (B) the negotiations relating to this Agreement, the PAE Agreement and the Subscription Agreement; or

     (C) any other party (including, respectively, any other member of the SVG Group or any SVG Products, or PCL, any other Permira Entity or any Permira Funds or Permira Products).

14.2 SVG Capital agrees that no information provided to it pursuant to the terms of this Agreement, the PAE Agreement or the Subscription Agreement, or obtained by it after the date hereof as a result of the relationship between the parties contemplated by this Agreement and the PAE Agreement from PHL, any person on behalf of PHL or any Permira Entity, shall be disclosed by it, directly or indirectly, to any other member of the SVG Group or any entity in respect of any SVG Product, save (i) to the extent contemplated by this Agreement, the PAE Agreement or the Subscription Agreement; (ii) as permitted pursuant to clause 14.3; (iii) to any entity in respect of any SVG Product that invests exclusively in Permira Funds or Permira Products, provided that, in such circumstances, such information is only disclosed to the board of directors of that entity; or (iv) to any other member of the SVG Group where and to the extent that information is reasonably required by such member of the SVG Group for accounting, legal or other regulatory reasons.

14.3 Notwithstanding the other provisions of this clause 14, any party may disclose any such confidential information:

     (A) if and to the extent required by applicable law or regulation or for the purpose of any judicial proceedings;

     (B) if and to the extent required, in that party's view, acting reasonably, by applicable law or regulation to be included in any circular, prospectus or listing particulars issued, or to be issued, by that party;

     (C) if and to the extent required by any securities exchange or regulatory or governmental body to which that party is subject or submits, wherever situated, including (amongst other bodies) the UKLA, the London Stock Exchange plc, the Financial Services Authority, the Panel on Takeovers and Mergers or any tax authority, whether or not the requirement for information has the force of law;

     (D) for the purposes of satisfying the conditions to the Subscription Agreement (including, for the avoidance of doubt, despatching a circular to shareholders of SVG Capital, inter alia, describing the terms of this Agreement, the PAE Agreement and the Subscription Agreement);

     (E) to (i) its auditors or accountants to the extent reasonably required for the purpose of the preparation of its audited or other accounts, the making of any of its regulatory filings or any circular, prospectus or listing particulars issued by that party; (ii) its legal advisors to the extent reasonably required for the provision of professional advice; (iii) its tax advisers to the extent reasonably required for the purposes of the preparation and filing of its relevant tax returns; or (iv) its lending bankers to the extent required in order for its bankers to consider the provision of any finance to the relevant party; or

     (F) if and to the extent the information has come into the public domain through no fault of that party, provided that, subject to the provisions of clauses 14.3(A) and 14.3(B), no party shall make any public statement containing or otherwise publish any such information to which clause 14.1 applies which relates to another company or companies until such company or companies or, in the case of information relating to Permira or any Permira Funds or Permira Products or any investment made by any of the foregoing, any Permira Entity (or, in each case, any person on their behalf) has made a public statement in respect thereof; or

     (G) if and to the extent each other relevant party has given prior written consent to the disclosure.

     Any information to be disclosed pursuant to paragraphs (A), (B) or (C) shall be disclosed only after consultation with the other party in each case to the extent practicable in the circumstances.

14.4 PHL and SVG Capital agree that if and to the extent that any information to which this clause 14 may apply is subject to separate confidentiality and disclosure arrangements agreed between any Permira Entity, any Permira Fund or any Permira Product, on the one hand, and any member of the SVG Group or any SVG Product, on the other, then the provisions of such agreed arrangements shall prevail over the provisions of this clause 14 in respect of that information (including, without limitation, where any member of the SVG Group or any SVG Product is an investor in any Permira Fund or Permira Product the relevant terms of the legal agreements (including any side letters applicable to such member of the SVG Group or such SVG Product) establishing that Permira Fund or Permira Product).

14.5 Notwithstanding the other provisions of this clause 14, SVG Capital shall be entitled to make an announcement or disclosure solely of the provisions of clauses 5.1, 5.2 and 5.3 (but not clause 5.4) of the Subscription Agreement.

14.6 The restrictions contained in this clause shall apply without limit in time notwithstanding termination of this Agreement in accordance with clause 5.

15.  Costs and Expenses

     Each party shall pay its own, including its own advisers', costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement.

16.  Counterparts

16.1 This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

16.2 Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

17.  Choice of Governing Law

     This Agreement is governed by, and shall be construed in accordance with, English law.

18.  Jurisdiction

18.1 The courts of England are to have jurisdiction to settle any dispute arising out of or in connection with this Agreement. Any proceeding, suit, claim or action arising out of or in connection with this Agreement ("Proceedings") may therefore be brought in the English courts.

18.2 Nothing contained in this clause shall limit the right of either party to take Proceedings against the other party in any other court or in the courts of more than one jurisdiction at the same time.

19.  Agent for Service

19.1 PHL irrevocably appoints Permira Advisers Limited of 20 Southampton Street, London, WC2E 7QH to be its agent for the receipt of service of process in England with respect to any Service Document. It agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent.

19.2 Any Service Document shall be deemed to have been duly served upon Permira Advisers Limited if marked for the attention of the Managing Partner of Permira Advisers Limited at 20 Southampton Street, London, WC2E 7QH or such other address within England and Wales as may be notified to the party wishing to serve the Service Document and:

     (A)  left at the specified address; or

     (B)  sent to the specified address by first class post.

     In the case of (A), the Service Document will be deemed to have been duly served when it is left. In the case of (B), the Service Document shall be deemed to have been duly served three clear days after the date of posting.

19.3 If the agent described in clause 19.1 at any time ceases for any reason to act as such, PHL shall appoint a replacement agent having an address for service in England or Wales and shall notify SVG Capital of the name and address of the replacement agent. Failing such appointment and notification, SVG Capital shall be entitled by notice to PHL to appoint a replacement agent to act on behalf of PHL. The provisions of this clause applying to service on an agent apply equally to service on a replacement agent.

19.4 A copy of any Service Document served on an agent shall be sent by post to PHL. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.

19.5 "Service Document" means a claim form, order or judgment issued out of the courts of England and Wales/document relating to or in connection with any Proceedings.
                                       32

                                   SCHEDULE 1
                          (Permira Advisory Entities)

PERMIRA Europe B.V., whose registered office is at Parnassustoren, Locatellikade 1, 1076 AZ, Amsterdam, the Netherlands.

PERMIRA CONSEIL S.A.S., whose registered office is at 41 Avenue George V, 75008 Paris, France.

PERMIRA ADVISERS LLC, a New York limited liability company whose registered office is at 399 Park Avenue, 36th Floor, New York, New York, 10022-4690, United States.

PERMIRA s.a., a British Virgin Islands company acting through its branch based at 13 Via Maggio, 6900, Lugano, Switzerland.

PERMIRA ADVISERS AB, a Swedish company carrying on business at Birger Jarlsgatan 12, SE-114 34 Stockholm Sweden.

PERMIRA PARTNERS LLP, a limited liability partnership carrying on business at 20 Southampton Street, London WC2E 7QG.

PERMIRA ASSOCIATI S.P.A. a company established under the laws of Italy whose registered office is at Corso Europa 12, Milan, Italy.

PERMIRA BETEILIGUNGSBERATUNG GMBH, whose registered office is at ClemensstraBe 9, 60487 Frankfurt, Germany.

PERMIRA ASESORES S.L., whose address is at Plaza del Marques de Salamanca, 10, Primero Izda, 28006 Madrid, Spain.

                                   SCHEDULE 2
                          (Existing Fund Commitments)

Fund                               Currency      Total Committed      Called*
                                                (local currency)          (%)

Permira Europe II                       EUR          650,200,000        86.90
Permira Europe III                      EUR          508,000,000        25.30
The Japan Venture Fund III              JPY        3,450,000,000        85.87
Japan Venture Fund IV                   JPY       10,713,600,000        21.94
Schroder Ventures Asia Pacific Fund**   USD          135,700,000        49.50
Schroder Ventures US Fund**             USD           73,200,000        81.92
Schroder Canadian Buy-Out Fund II**     CAD           17,900,000        95.00
Schroder Canadian Buy-Out Fund III**    CAD           50,500,000        32.75
Schroder Ventures International Life    USD           81,700,000        82.87
Sciences Fund II
International Life Sciences Fund III    USD           75,000,000        36.00
P123                                    EUR          104,773,471        80.00
Strategic Recovery Fund                 GBP            7,400,000        63.50
SVG Diamond                             EUR           50,286,822         0.00



*    As at 31 December 2004.

** SVG Capital may also make follow-on investments in portfolio companies pursuant to commitments existing as at the date of this Agreement. Further calls in respect of Schroder Ventures Asia Pacific Fund, Schroder Canadian Buy-Out Fund II and Schroder Canadian Buy-Out Fund III are limited to partnership expenses and follow-ons to existing investments.

Signed by                       )
Permira Holdings Limited        )       John M. Marren (signed)
acting by:                      )

Name: John M. Marren

Director

Signed by                       )
SVG Capital PLC                 )       Andrew C. Williams (signed)
acting by:                      )

Name: Andrew Christopher Williams

Director


CD050810101

                               TABLE OF CONTENTS

1.   Interpretation 1

2.   Conditions 9

3.   Commitments from SVG Capital 9

4.   Access to Permira Funds and Permira Products 13

5.   Termination 23

6.   Notices 27

7.   Remedies and Waivers 27

8.   No Partnership and Conflict 28

9.   Contracts (Rights of Third Parties) Act 1999 28

10.  Further Assurance 28

11.  Entire Agreement 28

12.  Assignment 28

13.  Announcements 29

14.  Confidentiality 29

15.  Costs and Expenses 31

16.  Counterparts 31

17.  Choice of Governing Law 31

18.  Jurisdiction 32

19.  Agent for Service 32

Schedule 1 (Permira Advisory Entities) 32

Schedule 2 (Existing Fund Commitments) 33



                               DATED 21 March 2005



                            PERMIRA HOLDINGS LIMITED

                                     - and -

                                 SVG CAPITAL PLC


                     _______________________________________

                                    OPERATING
                                    AGREEMENT

                     _______________________________________




                                Slaughter and May
                                 One Bunhill Row
                                 London EC1Y 8YY
                                    (RRO/ADJ)
                                   CD050810101


THIS AGREEMENT is made on 21 March 2005 BETWEEN:

1. THE PERMIRA ADVISRY ENTITIES, details of which are set out in Schedule 1 (each a "Permira Advisory Entity", and together the "Permira Advisory Entities"); and

2. SVG CAPITAL PLC, registered in England under no. 3066856 and whose registered office is at 31 Gresham Street, London EC2V 7QA ("SVG Capital").

WHEREAS:

(A) SVG Capital and Permira have agreed that it is mutually desirable and beneficial for SVG Capital and Permira to build upon their existing relationship by facilitating the opportunity for the SVG Group to invest as the cornerstone investor in future funds and products raised by Permira and to be advised by the Permira Advisory Entities.

(B)  Accordingly,  the  parties  wish to record the terms upon which it has been
     agreed  that  members  of  the  SVG  Group  will  have  access,   and  make
     commitments, to Permira Funds and Permira Products.

(C) The parties also wish to provide for SVG Capital receive the benefit of certain undertakings in respect of Permira Funds and Permira Products and related issues.

1.   Interpretation

1.1  In this Agreement:

     "Business Day"                     means a day (other than a Saturday or
                                        Sunday) on which banks are generally
                                        open for business in England and
                                        Guernsey;

       "IP Licence Agreement"           means the trade mark licence between
                                        Permira Advisers Limited and Permira
                                        I.P. Limited dated 28 August 2003
                                        relating, inter alia, to the name
                                        "Permira";

       "Operating Agreement"            means the operating agreement dated the
                                        same date as this Agreement and made
                                        between SVG Capital and PHL relating,
                                        inter alia, to certain undertakings

                                        regarding Permira Funds and Permira
                                        Products;

       "P123" means the product known as P123 designed, managed and advised by members of the SVG Group to acquire, whether by secondary purchase or as subscriber, limited partner or other capital interests in all or some of the Permira Europe Funds;

       "P1234" means the product or products to be established from time to time as a successor to P123, under whatever name or names, and to be managed or advised by members of the SVG Group, to acquire solely, whether by secondary purchase or as subscriber, limited partner or other capital interests in all or some of the

                                        Permira Europe Funds and Permira Europe
                                        V;

       "PAE Entities"                   means, in respect of each Permira
                                        Advisory Entity, its subsidiaries and
                                        subsidiary undertakings from time to
                                        time, or any of them;

       "Permira" or "Permira Entities"  means the international network of entities providing management, advisory
                                        or consultancy services to, or
                                        conducting the business of designing,
                                        managing or advising, private equity and other funds or products under the overall business name "Permira" (or, if such network is rebranded, under such rebranded name), including, without limitation, PHL, each of the other members of the PHL Group, each Permanent Advisory Entity and each PAE Entity, and "Permira Entity" shall mean any one of them;

       "Permira Europe Funds"          means the Permira Funds known as Permira
                                       Europe I, Permira Europe II and Permira
                                       Europe III and Permira Europe IV;

       "Permira Europe IV"              means the Permira Fund to be established
                                        as a follow on or successor fund to the
                                        Permira Fund known as Permira Europe
                                        III;

       "Permira Europe V"               means the Permira Fund to be established
                                        as a follow on or successor fund to
                                        Permira Europe IV;

       "Permira Funds"                  means those private equity funds or
                                        products designed, managed or advised by any Permira Entity from time to time in respect of which equity funding is obtained, or to be obtained, in whole or in part, from persons other than Permira
                                        Entities or any Permira Preferential
                                        Investor;

       "Permira Name"                   means the name "Permira" and the
                                        unregistered trade marks, registered
                                        trade marks and any applications for
                                        trade mark registrations, and any domain names, which are the subject of the IP
                                        Licence Agreement;

       "Permira Preferential Investors" means any of the following:

                                        (1)    any current or former partners
                                               and executives of any Permira
                                               Entity at the relevant time, any
                                               of their respective family
                                               members and any trust or similar
                                               arrangement of which the only
                                               beneficiaries are one or more of
                                               any such persons or any charity;
                                               or

                                        (2)    Permira Investments Limited, any
                                               co-investment scheme or any
                                               similar vehicle established to
                                               facilitate the investment in
                                               Permira Funds or Permira Products
                                               by any person, trust or similar
                                               arrangement referred to in (1)
                                               above;

                                        (3)    any current or former senior
                                               executive of any current or
                                               former investee company of any
                                               Permira Fund or Permira Product
                                               at the relevant time (and his
                                               respective family members) or any
                                               trust or similar arrangement
                                               of which the only beneficiaries
                                               are one or more of any such
                                               persons or any charity;


                                        (4)    any investor or potential
                                               investor in respect of which PHL,
                                               acting reasonably, has reason to
                                               believe, at the relevant time,
                                               that the inclusion of such person
                                               as an investor in any Permira
                                               Fund or Permira Product will or
                                               may provide a strategic
                                               relationship or benefit in
                                               respect of potential investment
                                               opportunities for that Permira
                                               Fund or Permira Product; or

                                        (5)    any entity or arrangement
                                               established solely to facilitate
                                               investments in any Permira Fund
                                               or Permira Product by or for the
                                               benefit solely of any person or
                                               persons referred to in (3) and
                                               (4) above;

       "Permira Products"                      means any fund or product
                                               (excluding Permira Funds but
                                               including, for the avoidance of
                                               doubt, debt or mezzanine funds)
                                               designed, managed or advised by
                                               any Permira Entity from time to
                                               time, in respect of which equity
                                               funding is obtained, or to be
                                               obtained, in whole or in part,
                                               from persons other than Permira
                                               Entities or any Permira
                                               Preferential Investor;

       "Permitted Permira Investors"           means any of the following:

                                               (A)    any Permira Preferential
                                                      Investor; or

                                               (B)   any person which is at the
                                                     relevant time an investor
                                                     in an existing or former
                                                     Permira Fund or Permira
                                                     Product (or any person
                                                     related or associated with
                                                     such investor);

       "Permitted Permira Products"            means:

                                               (A)    any vehicle, entity or
                                                      arrangement referred to in
                                                      paragraph (2) or paragraph
                                                     (5) of the definition of
                                                      "Permira Preferential
                                                      Investor" above;

                                               (B)    any entity or arrangement
                                                      established solely to
                                                      facilitate the investment
                                                      in investment transactions
                                                      alongside any Permira Fund
                                                      or Permira Product by any
                                                      person which is at the
                                                      relevant time an investor
                                                      in such Permira Fund or
                                                      Permira Product (or any
                                                      person related or
                                                      associated with such
                                                      investor);

                                               (C)    subject to the provisions
                                                      of Clause 3.8, any entity,
                                                      the form of which is
                                                      consistent with market
                                                      practice at the relevant
                                                      time in respect of the
                                                      structuring of funds and
                                                      products that are
                                                      comparable with the
                                                      relevant Permira Fund or
                                                      Permira Product, which,
                                                      pursuant to the legal
                                                      agreements governing the
                                                      terms of the relevant
                                                      Permira Fund or Permira
                                                      Product, either forms part
                                                      of, or invests as part of,
                                                      the relevant Permira Fund
                                                      or Permira Product, or
                                                      operates as a conduit into
                                                      any entity forming part,
                                                      or investing as part, of
                                                      the relevant Permira Fund
                                                      or Permira Product;

       "PHL" means Permira Holdings Limited, registered in Guernsey with registered number 40432;

       "Proceedings"                           has the meaning given in clause
                                               17.1;

       "Proposed Date"                         has the meaning given in clause
                                               3.1(A);

       "s842 of ICTA"                          means section 842 of the Income
                                               and Corporate Taxes Act 1988, as
                                               amended from time to time, or any
                                               statutory provision enacted in
                                               substitution therefor or in
                                               replacement thereof;

       "Sapphire"                              means the feeder vehicle designed
                                               by members of the SVG Group for
                                               investment in the Permira Fund
                                               known as Permira Europe II;

       "Sapphire 4"                            means feeder vehicles or products
                                               designed, managed or advised by
                                               members of the SVG Group as a
                                               successor to Sapphire from time
                                               to time for investment solely in
                                               Permira Europe IV or Permira
                                               Europe V;

       "Service Document"                      has the meaning given in clause
                                               18.5;

       "Specified Commitments"                 has the meaning given in clause
                                               3.1(C);

       "SVG Capital Commitment"                has the meaning given in clause
                                               3.1(C);

       "SVG Group"                             means SVG Capital and its
                                               subsidiaries and subsidiary
                                               undertakings (including, for this
                                               purpose, the Platinum Trust) from
                                               time to time, or any of them;

       "SVG Group and Product Commitment"      has the meaning given in clause
                                               3.1(C);

       "SVG Products"                          means any private equity fund or
                                               product, any structured fund or
                                               product or any other fund or
                                               product for quoted or unquoted
                                               investment (including, without
                                               limitation, any fund of funds),
                                               in each case, managed or advised
                                               by any member of the SVG Group
                                               from time to time, (including,
                                               without limitation, P123, P1234
                                               and Sapphire 4) for so long as a
                                               member of the SVG Group is the
                                               adviser thereto or manager
                                               thereof; and

                                       5
       "UKLA"                                  has the meaning given in clause
                                               12.2(B).

1.2  In this Agreement, unless otherwise specified:

     (A)  use of the singular shall include the plural and vice versa;

     (B)  use of any gender includes the other genders;

     (C) references to a "company" shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established (including, without limitation, a unit trust or equivalent entity);

     (D) references to a "person" shall be construed so as to include any individual, firm, company, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

     (E) references to "in writing" or "written" shall include references to any method of representing or reproducing words in a legible and non-transitory form (including by e-mail); and

     (F) a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied or supplemented at any time.

2.   Conditions

     The obligations of the parties under this Agreement, save for clauses 3.4, 3.5, 3.8, 3.10, 3.11, 3.12, 3.13, 3.14, and 4 to 18, are conditional upon the Operating Agreement becoming unconditional in accordance with its terms.

3.   Access to Permira Funds and Permira Products

3.1 Each Permira Advisory Entity agrees that it shall not provide, and shall procure that no other PAE Entity shall provide, any information or assistance, directly or indirectly (including, without limitation, acting as a general partner), in respect of the establishment, development, marketing or management of, or the provision of advice to, any fund or product unless the steps to be taken by or on behalf of the relevant fund or product pursuant to this clause3.1 have been taken by or on behalf of that fund or product in accordance with this clause 3.1:

     (A) prior to the launch of the information memorandum relating to such fund or product, SVG Capital shall be given at least 3months' advance notice of such proposed launch (which notice shall be accompanied by a statement of the proposed principal terms and an overview of the key information proposed to be included in the information memorandum relating to such fund or product and must include the proposed date of the launch of the information memorandum (the "Proposed Date") and the proposed amount to be raised by final close of that fund or product (which amount, for the avoidance of doubt, may be a range));

     (B) during the minimum 3month period referred to in clause3.1(A), SVG Capital, SVG Advisers Limited and their respective external legal and tax advisers shall be given the opportunity to conduct such due diligence as is customarily undertaken by investors in similar funds or products into the proposed fund or product together with the opportunity (subject always to the provisions of clause 3.3) to review and negotiate with PHL in good faith for a period of not less than 2 months (which 2 month period must have expired at least seven days prior to the Proposed Date) the terms of the draft limited partnership agreement (or equivalent agreement) and side letter thereto proposed to be entered into by investors in connection with the establishment of the relevant fund or product (which draft agreement and side letter shall have been provided to SVG Capital for such purpose, together with a draft of the information memorandum relating to such fund or product, prior to the commencement of such 2month period);

     (C) subject to the satisfaction of the requirements of clauses3.1(A) and 3.1(B), at least 7 days prior to the Proposed Date, SVG Capital shall notify PHL in writing of (i)the amount of the commitment which SVG Capital itself wishes to make to the relevant fund or product (the "SVG Capital Commitment"), and (ii) the additional amount of the commitment which any member of the SVG Group and any relevant party on behalf of any SVG Product wishes to make to the relevant fund or product (the "SVG Group and Product Commitment") (the SVG Capital Commitment and the SVG Group and Product Commitment being together the "Specified Commitments");

     (D) if notice in respect of Specified Commitments is given in accordance with clause3.1(C), SVG Capital, any relevant members of the SVG Group and the relevant party on behalf of any relevant SVG Product shall be committed to the Specified Commitment of the relevant parties to subscribe, and the relevant legal entity or person on behalf of the relevant fund or product shall be committed to accept such subscription and to issue, the relevant interests in respect of that fund or product, in each case subject only to:

          (i) the relevant Permira Fund or Permira Product having a first close; and

          (ii) the terms of the  relevant  Permira  Fund or  Permira  Product or product being consistent with those agreed pursuant to clause3.1(B), save for any amendment permitted to be made under the terms of the limited partnership agreement and side letter agreed in accordance with clause3.1(B) in respect of the relevant fund or product by the general partner (or equivalent entity) of the relevant fund or product without consent of the investors therein, provided always that, on each and every close in respect of the relevant fund or product, the amount of the SVG Capital Commitment to be invested by SVG Capital on any such close and any subsequent close shall be scaled back:

          (a) if and to the extent that SVG Capital reasonably determines it is necessary to do so to ensure that SVG Capital shall not, at the relevant time, breach any requirement with which SVG Capital needs to comply in order for SVG Capital to continue to be approved as an investment trust for United Kingdom tax purposes as a result of such investment; or

          (b) if and to the extent that SVG Capital reasonably determines it is necessary to do so to avoid any investment arising that may result in a person being treated as a member of the SVG Group for the purposes of s842 of ICTA, and SVG Capital shall, at the same time, provide to PHL the detailed basis for such determination, but without prejudice to the rights and obligations of SVG Capital to subscribe the balance of the SVG Capital Commitment on any subsequent close of the relevant fund or product to the extent of such scale back (subject, on any such subsequent close, to the provisions of this proviso).

     In the event of any scale back of the amount of the SVG Capital Commitment at the final close in respect of any fund or product pursuant to this clause 3.1 other members of the SVG Group or any SVG Product shall be entitled, by notice in writing to PHL, to increase their commitment to the relevant fund or product by an aggregate amount equal to the amount of such scale back.

     In respect of the SVG Group and Product Commitment (but for avoidance of doubt not the SVG Capital Commitment), such commitment may on subscription be satisfied by any one or more of SVG Capital, any member of the SVG Group or any relevant entity on behalf of a SVG Product by notice in writing to PHL at least 7 days prior to the date of the proposed close for the relevant fund or product.

3.2 The Permira Advisory Entities acknowledge that, if, having entered into a commitment pursuant to clause 3.1(C), SVG Capital, a member of the SVG Group or the relevant entity on behalf of an SVG Product notifies PHL of its desire to make additional commitments to the relevant Permira Fund or Permira Product prior to the final closing thereof, PHL and SVG Capital shall discuss such proposals in good faith (but without obligation on either party) with a view to reaching agreement as to the amount (if any) of such additional commitment which will be made.

3.3 (A) The Permira Advisory Entities acknowledge that any financial commitments and contributions made by SVG Capital or any other member of the SVG Group or the relevant entity on behalf of any SVG Product pursuant to the procedures set out in clauses 3.1 and 3.2 shall be on such terms as SVG Capital, on the one hand, and PHL (or such other entity on behalf of the relevant fund or product), on the other, may agree in accordance with such procedures, provided that the parties acknowledge that the terms to be offered to SVG Capital, the other members of the SVG Group and any SVG Product, and on which SVG Capital, any member of the SVG Group or the relevant entity on behalf of any SVG Product may make any such commitment and contribution to Permira Europe IV, shall be broadly consistent with the terms on which members of the SVG Group have made commitments to Permira Europe II or Permira Europe III (including, for the avoidance of doubt, the terms of any side letters in respect the relevant fund for the benefit of members of the SVG Group), save, in the event that PHL proposes an amendment to such terms, to the extent that such amendment is consistent with a change in the terms offered in the market by Permira's principal competitors in respect of funds and products that are comparable with Permira Europe IV which change has occurred prior to the launch of the information memorandum relating to Permira Europe IV.

     (B) The Permira Advisory Entities acknowledge that, if, following the agreement of terms between SVG Capital, any other member of the SVG Group or the relevant party on behalf of any SVG Product in respect of any Permira Fund or Permira Product, any investor (other than any Permira Preferential Investor) shall be given the right to invest in that Permira Fund or Permira Product on terms which are more favourable than the terms of the investment made or to be made by SVG Capital, any other member of the SVG Group or any entity on behalf of any SVG Product, SVG Capital and any relevant other members of the SVG Group and any entity on behalf of any relevant SVG Product shall be entitled to most favoured nation status in respect of such more favourable terms (provided that, following agreement of the terms of the relevant fund or product pursuant to clause 3.1 and the entry into of the relevant legal agreements and any side letter on first close of such fund or product, the right to such status shall be subject to the terms of such agreements and side letter), PHL shall notify SVG Capital in writing of such more favourable terms from which it is entitled to benefit in accordance with this clause3.3 and SVG Capital shall be able to elect, by notice in writing to PHL in accordance with the relevant legal agreements or side letter in respect of such fund or product, if executed, or, if such legal agreements and side letter have not then been executed, within 15Business Days of receipt of such notice, that the terms on which SVG Capital, any relevant other members of the SVG Group and any entity on behalf of any relevant SVG Product shall invest in that Permira Fund or Permira Product shall be amended accordingly.

3.4 Without prejudice to the provisions of clause 3.3, each Permira Advisory Entity shall not, and shall procure that no other PAE Entity shall, provide any information, advice or assistance, directly or indirectly (including, without limitation, acting as general partner), in respect of any Permira Fund or Permira Product in respect of which any third party is granted a right to invest in Permira Funds and/or Permira Products on a similar basis to that granted to SVG Capital under any of clauses 3.1 to 3.3 above. Each Permira Advisory Entity confirms that, as at the date of this Agreement, neither it nor any other PAE Entity is a party to any such agreement or arrangement with any third party and each Permira Advisory Entity further undertakes to SVG Capital that it shall not, and it shall procure that no other PAE Entity shall, enter into any such agreement or arrangement with any third party at any time prior to the expiry or termination of this Agreement.

3.5 Notwithstanding the other provisions of this clause 3, none of the Permira Advisory Entities shall provide, and each Permira Advisory Entity shall procure that none of the other PAE Entities shall provide, any information, advice or assistance, directly or indirectly (including, without limitation, acting as a general partner), to Permira Europe IV or Permira Europe V, unless, subject to the provisions of clause 3.17, the relevant Permira Fund (or the relevant Permira Advisory Entity or other PAE Entity) has agreed to provide, and provides, in relation to P1234 and Sapphire 4:

     (A) save to the extent any such waiver is required from a third party and that third party withholds such waiver, such waivers of confidentiality in relation to the information provided in the information memorandum relating to the relevant Permira Fund or Permira Product as SVG Capital may reasonably request to launch P1234 and Sapphire 4 and to market P1234 and Sapphire 4 to prospective investors;

     (B) such further information as SVG Capital may reasonably request in order to launch P1234 and Sapphire 4 and to market P1234 and Sapphire 4 to prospective investors;

     (C) the attendance of Permira partners at a reasonable number of investor meetings or roadshows organised by SVG Capital (or by any adviser to SVG Capital), provided that a reasonable number of investors or potential investors in P1234 or Sapphire 4 have been invited to attend such meetings and roadshows, in each case in order to assist the marketing of P1234 and Sapphire 4 to prospective investors; and

     (D) such consents to transfers to P1234 and Sapphire 4 of limited partner or other capital interests in the Permira Europe Funds or Permira Europe V as SVG Capital may reasonably request and as may be provided without putting PHL or any other Permira Entity in breach of the legal agreements constituting Permira Europe IV or Permira Europe V as relevant.

3.6 Each Permira Advisory Entity agrees that it shall not, and each Permira Advisory Entity further agrees that it shall procure that no PAE Entity shall, design, launch, manage or advise (or assist, directly or indirectly (including by acting as the general partner), any person other than SVG Capital or any member of the SVG Group to design, launch manage or advise) any equity structured funds or products for investment in Permira Europe IV and/or Permira Europe V, other than any Permitted Permira Products. SVG Capital or such other member of the SVG Group shall be entitled to retain all fees arising out of P1234 and Sapphire 4 (or any other structured funds or products in respect of investments in Permira Europe IV or Permira Europe V which it manages or advises), excluding, for the avoidance of doubt, any such fees that are payable under the agreements establishing Permira Europe IV or Permira Europe V. For the avoidance of doubt, this clause 3.6 shall not prohibit the customary marketing of Permira Europe IV or Permira Europe V to potential investors by any Permira Entity, in respect of which marketing the provisions of clause3.7 shall apply.

3.7 Each Permira Advisory Entity agrees that in respect of Permira Europe IV and Permira Europe V:

     (A) it shall not, and shall procure that no other PAE Entity shall, without the prior written consent of SVG Capital, accept any application to invest an amount of less than EUR10 million in respect of Permira Europe IV or Permira Europe V (save for an application from any Permitted Permira Investor); and

     (B) it shall, and shall procure that each other PAE Entity shall, market and promote the funds and products to which this clause 3.7 relates with the aim of giving effect to the provisions of clause 3.7(A), provided that, in any case, applications from related or associated investors or applications from investors coordinated by a common adviser will be aggregated for the purposes of determining the appropriate level of any application as long as such relationship, association or coordination is bona fide and not the result of any scheme or arrangement instigated by any person with the aim of circumventing the provisions of this clause 3.7.

3.8 Each Permira Advisory Entity agrees that it shall not, and shall procure that no PAE Entity shall, design, establish, launch, manage or advise, or assist in any way (whether directly or indirectly) in the establishment or development of, any publicly traded permanent capital vehicle, save for any such vehicle that (i)is established as part of a Permira Fund, (ii)is in a form consistent with market practice at the relevant time in respect of the structuring of funds and products that are comparable with Permira Funds and Permira Products, (iii)is established and structured such that the maximum number of persons who can hold investments in such vehicle at any one time is two, and (iv)does not compete with SVG Capital for investors. For the avoidance of doubt, nothing in this Agreement shall prevent any Permira Advisory Entity or any Permira Fund or Permira Product seeking or accepting investment from any third party permanent capital investor in respect of any Permira Fund or Permira Product or providing information to such person in accordance with the terms of that investment, provided, in each case, that the other provisions of this clause 3 have been complied with.

3.9 (A) Each Permira Advisory Entity agrees that prior to the launch of any New Product by any Permira Advisory Entity or any PAE Entity, the relevant Permira Advisory Entity will notify PHL and SVG Capital of such proposed launch and, if so requested by SVG Capital, SVG Capital, the relevant Permira Advisory Entity and PHL will meet to discuss in good faith whether SVG Capital may be able to be granted an advisory, co-operation or other role in respect of such New Product. For the avoidance of doubt, nothing in this clause 3.9 shall oblige any Permira Advisory Entity or any PAE Entity to enter into any agreement or arrangement with SVG Capital with respect to any New Product.

     (B) For the purposes of this clause 3.9, "New Product" shall mean any fund or product designed, established or raised at any time after the date of this Agreement (including, without limitation, any fund or product, the principal investment policy of which is to invest in debt instruments or a particular industry sector (including, without limitation, real estate, oil and gas or timber)), but excluding, for the avoidance of doubt, any Permira Fund and any Permitted Permira Products.

3.10 Each Permira Advisory Entity warrants to SVG Capital that:

     (A) it has the requisite power and authority to enter into and perform this Agreement;

     (B) the obligations of that Permira Advisory Entity under this Agreement constitute binding obligations of that Permira Advisory Entity in accordance with its terms;

     (C) the execution and delivery of, and the performance by that Permira Advisory Entity of, its obligations under, this Agreement will not:

        (i)    result in a material breach of any provision of the memorandum or
               articles  of  association   or  any   equivalent   constitutional
               documents of the relevant Permira Advisory Entity;

       (ii) result in a material breach of, or constitute a default under, any instrument to which the relevant Permira Advisory Entity is a party or by which that Permira Advisory Entity is bound;

       (iii) result in a breach of any order, judgment or decree of any court or governmental agency to which the relevant Permira Advisory Entity is a party or by that Permira Advisory Entity is bound; or

       (iv)    require the consent of its shareholders or of any other person.

3.11 Each Permira Advisory Entity undertakes to SVG Capital to take such steps as it is reasonably able to do to ensure that no Permira Entity or any Permira partner takes any action the purpose or effect of which is to avoid the commercial effect of this Agreement.

3.12 Each Permira Advisory Entity undertakes to SVG Capital that it shall not, and it shall procure that no PAE Entity shall, act as adviser to any Permira Fund or Permira Product (whether in a formal or informal capacity) unless the relevant steps set out in clause3.1 in respect of that Permira Fund or Permira Product have been taken by or on behalf of that Permira Fund or Permira Product in accordance with clause3.1 and, in the case of a Permira Europe IV or Permira Europe V only, a member of the PHL Group acts as the general partner to that Permira Fund.

3.13 Notwithstanding any other provision of this Agreement, any commitment or arrangement relating to the provision of information or the agreement to provide consents in favour of, or assistance to, any person shall be subject to the overriding qualifications that:

     (A) no such information, consent or assistance shall be required to be provided pursuant to or as a result of the operation of this Agreement if the provision thereof would result in that party or, in the case of SVG Capital, any member of the SVG Group, and, in the case of any Permira Advisory Entity, Permira Fund or Permira Product, any Permira Entity, being in breach of any law or regulatory requirement or rule applicable to it howsoever arising or any legal agreements governing any Permira Fund or Permira Product;

     (B) such information shall be provided on the basis that no representation, warranty or undertaking of any nature is given, and no liability is or may be assumed, by or on behalf of any person as to the accuracy or completeness of any such information or otherwise in respect of such information;

     (C) no such information or assistance shall be provided if, acting and assessed reasonably, it would result in any actual or potential liability for any Permira Entity, any member of the SVG Group or any partner, director, officer or employee of any Permira Entity or any member of the SVG Group; and

     (D)  such information shall be provided subject to the terms of clause 13,

     provided that nothing in this clause 3.13 shall operate to exclude any liability of the party providing such information, consent or assistance in respect of fraud.

3.14 If Permira is rebranded at any time prior to the expiry or termination of this Agreement, the provisions of this Agreement that refer or relate to the Permira Name shall continue to apply in respect of such rebranded name mutatis mutandis.

4.   Termination

4.1 This Agreement shall commence on the date hereof and, unless otherwise agreed by the parties in writing, shall automatically terminate upon the termination of the Operating Agreement in accordance with its terms.

4.2 Any termination of this Agreement shall be without prejudice to any and all rights and liabilities of the parties which have accrued and not been satisfied prior to such termination.

5.   Notices

5.1 A notice under this Agreement shall only be effective if it is in writing. Faxes are permitted.

5.2 Notices under this Agreement shall be sent to a party at its address or number and for the attention of the individual set out below:

Party and title of individual       Address                   Facsimile no.

Permira Advisory Entities           20 Southampton Street,    020 7497 2174
                                    London,
Att: Ian Sellars                    WC2E 7QH

SVG Capital                         111 Strand,                020 7240 5346
                                    London,
Att:  The Chairman                  WC2R 0AG


PROVIDED THAT a party may change its notice details on giving seven days notice to the other parties of the change in accordance with this clause.

5.3 Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

     (A)  if delivered personally, on delivery;

     (B) if sent by first class inland post, three clear days after the date of posting; and

     (C)  if sent by facsimile, when sent.

6. Remedies and Waivers

6.1 No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall:

     (A)  affect that right, power or remedy; or

     (B)  operate as a waiver of it.

6.2 The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

6.3 The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

7.   No Partnership and Conflict

     Nothing in this Agreement and no action taken by any of the parties under this Agreement shall constitute a partnership, association, joint venture or other co-operative entity between the parties (or any of them).

8.   Contracts (Rights of Third Parties) Act 1999

     The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

9.   Further Assurance

     Each party shall at its own cost, from time to time on request, do or procure the doing of all acts and/or execute or procure the execution of all documents which any other party may reasonably consider necessary for giving full effect to this Agreement and securing to the requesting party the full benefit of the rights, powers and remedies conferred upon the requesting party in this Agreement.

10.  Entire Agreement

10.1 This Agreement constitutes the whole and only agreement between the parties relating to the matters referred to herein or therein.

10.2 Except in the case of fraud, no party to this Agreement shall have any right of action against any other party to this Agreement arising out of or in connection with any draft, agreement, heads of terms, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to the date of this Agreement except to the extent that it is repeated in this Agreement or any of the agreements and documents referred to herein.

10.3 This Agreement may only be varied in writing signed by each of the parties.

11.  Assignment

     None of the Permira Advisory Entities party shall assign, or declare a trust over, all or any part of the benefit of, or its rights or benefits under, this Agreement without the prior written consent of SVG Capital.

12.  Announcements

12.1 No announcement concerning the matters contemplated by this Agreement or any ancillary matter shall be made by any Permira Advisory Entity without the prior written approval of SVG Capital, such approval not to be unreasonably withheld or delayed. This sub-clause does not apply in the circumstances described in clause12.2.

12.2 Any Permira Advisory Entity may, after consultation with SVG Capital, make an announcement concerning the matters contemplated by this Agreement or any ancillary matter if required by:

     (A)  law or regulation; or

     (B) any securities exchange or regulatory or governmental body to which that party is subject or submits, wherever situated, including (amongst other bodies) the United Kingdom Listing Authority (the
          "UKLA"), the London Stock Exchange plc, the Financial Services Authority or the Panel on Takeovers and Mergers, whether or not the requirement has the force of law.

12.3 The restrictions contained in this clause shall apply without limit in time notwithstanding termination in accordance with clause 5.

13.  Confidentiality

13.1 Each Permira Advisory Entity shall treat as confidential, and shall procure that each PAE Entity shall, treat as confidential all information obtained by it after the date hereof as a result of the relationship between the parties contemplated by this Agreement from the other party (or from any person on behalf of that party or from any other member of the SVG Group), or obtained as a result of entering into or performing this Agreement, including, without limitation, information which relates to:

     (A) the provisions of this Agreement or any of the other agreements and documents referred to herein;

     (B)  the negotiations relating to this Agreement; or

     (C)  SVG Capital, any other member of the SVG Group or any SVG Products.

13.2 Notwithstanding the other provisions of this clause13, each Permira Advisory Entity may disclose any such confidential information:

     (A) if and to the extent required by applicable law or regulation or for the purpose of any judicial proceedings;

     (B) if and to the extent required by any securities exchange or regulatory or governmental body to which that party is subject or submits, wherever situated, including (amongst other bodies) the UKLA, the London Stock Exchange plc, the Financial Services Authority, the Panel on Takeovers and Mergers or any tax authority, whether or not the requirement for information has the force of law;

     (C) to (i) its auditors or accountants to the extent reasonably required for the purpose of the preparation of its audited or other accounts, the making of any of its regulatory filings or any circular, prospectus or listing particulars issued by that party; (ii)its legal advisors to the extent reasonably required for the provision of professional advice; (iii) its tax advisers to the extent reasonably required for the purposes of the preparation and filing of its relevant tax returns; or (iv)its lending bankers to the extent required in order for its bankers to consider the provision of any finance to the relevant party; or

     (D) if and to the extent the information has come into the public domain through no fault of that party, provided that, subject to the provisions of clauses 13.2(A) and 13.2(B), no Permira Advisory Entity shall make any public statement containing or otherwise publish any such information to which clause 13.1 applies which relates to another company or companies until such company or companies (or any person on their behalf) has made a public statement in respect thereof; or

     (E) if and to the extent SVG Capital has given prior written consent to the disclosure.

     Any information to be disclosed pursuant to paragraphs (A), (B) or (C) shall be disclosed only after consultation with SVG Capital to the extent practicable in the circumstances.

13.3 Each Permira Entity and SVG Capital agree that if and to the extent that any information to which this clause 13 may apply is subject to separate confidentiality and disclosure arrangements agreed between any Permira Entity, any Permira Fund or any Permira Product, on the one hand, and any member of the SVG Group or any SVG Product, on the other, then the provisions of such agreed arrangements shall prevail over the provisions of this clause 13 in respect of that information (including, without limitation, where any member of the SVG Group or any SVG Product is an investor in any Permira Fund or Permira Product the relevant terms of the legal agreements (including any side letters applicable to such member of the SVG Group or such SVG Product) establishing that Permira Fund or Permira Product).

13.4 The restrictions contained in this clause shall apply without limit in time notwithstanding termination of this Agreement in accordance with clause 5.

14.  Costs and Expenses

     Each party shall pay its own, including its own advisers', costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Agreement.

15.  Counterparts

15.1 This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

15.2 Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

16.  Choice of Governing Law

     This Agreement is governed by, and shall be construed in accordance with, English law.

17.  Jurisdiction

17.1 The courts of England are to have jurisdiction to settle any dispute arising out of or in connection with this Agreement. Any proceeding, suit, claim or action arising out of or in connection with this Agreement ("Proceedings") may therefore be brought in the English courts.

17.2 Nothing contained in this clause shall limit the right of either party to take Proceedings against the other party in any other court or in the courts of more than one jurisdiction at the same time.

18.  Agent for Service

18.1 Each Permira Advisory Entity incorporated outside England and Wales irrevocably appoints Permira Advisers Limited of 20 Southampton Street, London, WC2E 7QH to be its agent for the receipt of service of process in England with respect to any Service Document. It agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent.

18.2 Any Service Document shall be deemed to have been duly served upon Permira Advisers Limited if marked for the attention of the Managing Partner of Permira Advisers Limited at 20 Southampton Street, London, WC2E 7QH or such other address within England and Wales as may be notified to the party wishing to serve the Service Document and:

     (A) left at the specified address; or

     (B)  sent to the specified address by first class post.

     In the case of (A), the Service Document will be deemed to have been duly served when it is left. In the case of (B), the Service Document shall be deemed to have been duly served three clear days after the date of posting.

18.3 If the agent described in clause 18.1 at any time ceases for any reason to act as such, the Permira Advisory Entities shall appoint a replacement agent having an address for service in England or Wales and shall notify SVG Capital of the name and address of the replacement agent. Failing such appointment and notification, SVG Capital shall be entitled by notice to the Permira Advisory Entities to appoint a replacement agent to act on behalf of the Permira Advisory Entities. The provisions of this clause applying to service on an agent apply equally to service on a replacement agent.

18.4 A copy of any Service Document served on an agent shall be sent by post to the relevant Permira Advisory Entity. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.

18.5 "Service Document" means a claim form, order or judgment issued out of the courts of England and Wales/document relating to or in connection with any Proceedings.

                                   SCHEDULE 1
                          (Permira Advisory Entities)

PERMIRA EUROPE B.V., whose registered office is at Parnassustoren, Locatellikade 1, 1076 AZ, Amsterdam, the Netherlands.

PERMIRA CONSEIL S.A.S., whose registered office is at 41 Avenue George V, 75008 Paris, France.

PERMIRA ADVISERS LLC, a New York limited liability company whose registered office is at 399 Park Avenue, 36th Floor, New York, New York, 10022-4690, United States.

PERMIRA S.A., a British Virgin Islands company acting through its branch based at 13 Via Maggio, 6900, Lugano, Switzerland.

PERMIRA ADVISERS AB, a Swedish company carrying on business at Birger Jarlsgatan 12, SE-114 34 Stockholm Sweden.

PERMIRA PARTNERS LLP, a limited liability partnership carrying on business at 20 Southampton Street, London WC2E 7QG.

PERMIRA ASSOCIATI S.P.A., a company established under the laws of Italy whose registered office is at Corso Europa 12, Milan, Italy.

PERMIRA BETEILIGUNGSBERATUNG GMBH, whose registered office is at ClemensstraXe 9, 60487 Frankfurt, Germany.

PERMIRA ASESORES S.L., whose address is at Plaza del Marques de Salamanca, 10, Primero Izda, 28006 Madrid, Spain.

Signed by                          )
SVG Capital PLC                    )      Andrew C. Williams (signed)
acting by:                         )

Name:    Andrew Christopher Williams

Director


Signed for and on behalf of        )
PERMIRA EUROPE B.V.                )      Johannes J. Schellingerhout (signed)
acting by:                         )

Name(s): Johannes J. Schellingerhout

Title(s)          Director



Signed for and on behalf of        )
PERMIRA CONSEIL S.A.S              )      Philippe Robert (signed)
acting by:                         )

Name(s):          Philippe Robert

Title(s)          President Directeur general




Signed for and on behalf of        )
PERMIRA ADVISERS LLC               )      Allen Haight (signed)
acting by:                         )

Name(s):          Richard Allen Haight

Title(s)          Managing Director

Signed for and on behalf of         )
PERMIRA S.A.                        )     Guido Turati (signed)
acting by:                          )

Name(s): Guido Turati

Title(s)



Signed for and on behalf of         )
PERMIRA ADVISERS AB                 )      Kurt Bjorklund (signed)
acting by:                          )

Name(s):         Kurt Bjorklund

Title(s)         Managing Director



Signed for and on behalf of         )
PERMIRA PARTNERS LLP                )      Ian Sellars (signed)
acting by:                          )

Name(s):         Ian Sellars

Title(s)         Partner



Signed for and on behalf of         )
PERMIRA ASSOCIATI S.P.A.            )      Guido Paolo Gamucci (signed)
acting by:                          )

Name(s):        Guido Paolo Gamucci

Title(s)        Chief Executive Officer

Signed for and on behalf of         )
PERMIRA                             )      Thomas Krenz (signed)
BETEILIGUNGSBERATUNG GMBH           )
acting by:                          )

Name(s):        Thomas Krenz

Title(s)        Managing Director and "Geschaftsfuhrer"



Signed for and on behalf of         )
PERMIRA ASESORES S.L.               )      Carlos Mallo (signed)
acting by:                          )

Name(s):         Carlos Mallo

Title(s)         Managing director


                               TABLE OF CONTENTS

1.      Interpretation                                           1

2.      Conditions                                               6

3.      Access to Permira Funds and Permira Products             6

4.      Termination                                             13

5.      Notices                                                 13

6.      Remedies and Waivers                                    14

7.      No Partnership and Conflict                             14

8.      Contracts (Rights of Third Parties) Act 1999            14

9.      Further Assurance                                       15

10.     Entire Agreement                                        15

11.     Assignment                                              15

12.     Announcements                                           15

13.     Confidentiality                                         16

14.     Costs and Expenses                                      17

15.     Counterparts                                            17

16.     Choice of Governing Law                                 17

17.     Jurisdiction                                            17

18.     Agent for Service                                       18

SCHEDULE 1 (Permira Advisory Entities)                          19




                                                             CONFORMED COPY




                              DATED 21 March 2005







                         THE PERMIRA ADVISORY ENTITIES



                                    - and -



                                SVG CAPITAL PLC







                    _______________________________________

                                 PAE OPERATING
                                   AGREEMENT

                    _______________________________________









                               Slaughter and May
                                One Bunhill Row
                                London EC1Y 8YY
                                   (RRO/ADJ)