Form 20-F
SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC
filed 2006-07-17
CIK 1004623

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
                                   (Mark One)
      |_|    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
      |X|      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     For fiscal year ended December 31, 2005
                                       OR
      |_|    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     For the transition period from __ to __
                                       OR
      |_|   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                Date of event requiring this shell company report

                         Commission File Number: 0-27336

                                 SVG Capital plc
             (Exact name of Registrant as Specified in Its Charter)
                                England and Wales
                         (Jurisdiction of Incorporation)

                               31 Gresham Street,
                            London EC2V 7QA, England
                    (Address of Principal Executive Offices)
                       __________________________________

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:                  Name of Each Exchange On Which Registered:
None                                  Not applicable

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Class:   Ordinary Shares of GBP1 each

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 128,529,853 Ordinary Shares of GBP1 each.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 |X| Yes |_| No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 |_| Yes |X| No


Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 |X| Yes |_| No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (Check one):

   Large Accelerated Filer |X| Accelerated Filer |_| Non-Accelerated Filer |_|

    Indicate by check mark which financial statement item the registrant has elected to follow:

                             |X| Item 17 |_| Item 18

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). |_| Yes |X| No


                                        i
                                 SVG Capital plc
                           Annual Report on Form 20-F
                            for the fiscal year ended
                                December 31, 2005

                                TABLE OF CONTENTS


                                 Item Page No.

PART I........................................................................1
Item 1.      Identity of Directors, Senior Management and Advisers............1
Item 2.      Offer Statistics and Expected Timetable..........................2
Item 3.      Key Information..................................................2
A.       Selected Financial Data..............................................2
B.       Capitalization and Indebtedness......................................7
C.       Reasons for the Offer and Use of Proceeds............................7
D.       Risk Factors.........................................................7
Item 4.     Information on the Company.......................................12
A.       History and Development of the Company..............................12
B.       Business Overview...................................................15
C.       Organizational Structure............................................34
D.       Property, Plants and Equipment......................................34
Item 4A.       Unresolved Staff Comments.....................................34
Item 5.     Operating and Financial Review and Prospects.....................35
A.       Operating Results...................................................35
B.       Liquidity and Capital Resources.....................................59
C.       Research and Development, Patents and Licenses, etc.................66
D.       Trend Information...................................................66
E.       Off-Balance Sheet Arrangements......................................67
F.       Tabular Disclosure of Contractual Arrangements......................68
Item 6.     Directors, Senior Management and Employees.......................69
A.       Directors and Senior Management.....................................69
B.       Compensation........................................................71
C.       Board Practices.....................................................78
D.       Employees...........................................................83
E.       Share Ownership.....................................................83
Item 7.     Major Shareholders and Related Party Transactions................84
A.       Major Shareholders..................................................84
B.       Related Party Transactions..........................................86
C.       Interests of Experts and Counsel....................................88
Item 8.     Financial Information............................................88
A.       Consolidated Statements and Other Financial Information.............88
B.       Significant Changes.................................................88
Item 9.     The Offer and Listing............................................89
A.       Offer and Listing Details...........................................89
B.       Plan of Distribution................................................90
C.       Markets.............................................................90
D.       Selling Shareholders................................................91
E.       Dilution............................................................91
F.       Expenses of the Issue...............................................91
Item 10.    Additional Information...........................................91
A.       Share Capital.......................................................91
B.       Memorandum and Articles of Association of SVG Capital plc...........91
C.       Material Contracts..................................................97
D.       Exchange Controls..................................................101
E.       Taxation...........................................................102


                                       i

F.       Dividends and Paying Agents........................................108
G.       Statement by Experts...............................................108
H.       Documents on Display...............................................108
I.       Subsidiary Information.............................................108
Item 11.    Quantitative and Qualitative Disclosures About Market Risk......109
Item 12     Description of Securities other than Equity Securities..........111
PART II.....................................................................111
Item 13.    Defaults, Dividend Arrearages and Delinquencies.................111
Item 14.    Material Modifications to the Rights of Security Holders
            and use of Proceeds.............................................111
Item 15.    Controls and Procedures.........................................111
Item 16.    [RESERVED]......................................................112
Item 16A.      Audit Committee Financial Expert.............................112
Item 16B.      Code of Ethics...............................................112
Item 16C.      Principal Accountant Fees and Services.......................113
Item 16D.      Exemptions from the Listing Standards for Audit Committees...113
Item 16E.      Purchases of Equity Securities by the Issuer and
               Affiliated Purchasers........................................114
PART III....................................................................115
Item 17.    Financial Statements............................................115
Item 18.    Financial Statements............................................115
Item 19.    Exhibits........................................................115

                                       ii

                         FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated herein, all information in this annual report is presented as of December 31, 2005. Amounts expressed in "GBP" are in United Kingdom ("U.K.") pounds sterling. Amounts expressed in "EUR" are in euro. According to the Federal Reserve Bank of New York, the Noon Buying Rate for pounds sterling in New York City expressed in U.S. dollars per GBP1.00 (rounded to the nearest cent) on December 30, 2005 was $1.72 and the Noon Buying Rate for euro in New York City expressed in U.S. dollars per EUR1.00 (rounded to the nearest cent) on December 30, 2005 was $1.18.

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

                                     PART I

This annual report on Form 20-F (this "annual report" or "Form 20-F") constitutes the annual report of SVG Capital plc (the "Company"). Unless the context requires otherwise, the term "Company" includes SVG Capital plc, its subsidiary undertakings and associated undertakings (as defined in the Companies Act 1985 of Great Britain (the "Companies Act")), the Platinum Trust (a Guernsey unit trust referred to in this annual report as the "Trust"), SVG Advisers Limited ("SVGA"), SVG Investment Managers Limited ("SVGIM"), SVG Advisers, Inc. ("SVGI") and SVG North America, Inc. ("SVGNA"). For the purposes of this annual report, "SVGA Group" includes SVGA, SVGIM, SVGNA and SVGI.

Item 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable to this Form 20-F.

Item 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to this Form 20-F.

Item 3.           KEY INFORMATION

A.       Selected Financial Data

The following selected financial information for the fiscal years ended December 31, 2004 and 2005 and at December 31, 2004 and December 31, 2005 are derived from the audited consolidated financial statements included elsewhere in this Form 20-F. The selected financial information for the years ended June 30, 2001 and 2002, the six month period ended December 31, 2001 and 2002, the year ended December 31, 2003 and at June 30, 2001 and 2002 and December 31, 2002 and 2003, are derived from the Company's audited consolidated financial statements, which are not included in this Form 20-F. The selected financial information for periods prior to 2004 are US GAAP figures only, as comparative data in accordance with International Financial Reporting Standards as adopted by the European Union are not available. The "Operating Data" are for the Company and the Trust, an operating subsidiary of the Company described in more detail in "Item 4. Information on the Company - Organizational Structure - Description of the Trust," and also include SVGA, SVGNA, SVGIM and SVGI after their respective dates of incorporation.

The audited consolidated financial statements for the years ended December 31, 2004 and 2005 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted in the European Union ("EU"). IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board ("IASB"). However, the consolidated financial statements for the periods presented would be no different had the Company applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU. Earlier reporting periods have not been restated in accordance with IFRS and are therefore not included in this Form 20-F.

The operating data set out below include both capital returns and revenue returns.

Operating data                                                                              Year ended  Year ended
                                                                                           December 31 December 31
                                                                                                  2004        2005
                                                                                            (restated)*
IFRS                                                                                           GBP'000     GBP'000
Investment gains and
foreign exchange
movements                                                                                      134,836     143,382
Total operating
income                                                                                          11,171      33,368
Total operating
expenses                                                                                       (11,767)    (14,596)
Interest payable and
similar charges                                                                                 (5,402)     (4,588)
Taxation                                                                                            72        (855)
Minority interest                                                                                  (86)        137
Profit after taxation
attributable to equity
holders of the parent                                                                          128,824     156,574
Earnings per
ordinary share                                                                                   113.7p      123.7p

                              Year ended  Year ended      6 months     6 months   Year ended   Year ended   Year ended
                                                             ended        ended
                                 June 30     June 30   December 31  December 31  December 31  December 31  December 31
                                    2001        2002          2001         2002         2003         2004         2005
                                 GBP'000     GBP'000       GBP'000      GBP'000      GBP'000      GBP'000      GBP'000
US GAAP
Profit after taxation            (42,412)       6,215      (11,576)      40,105       14,145      103,638      169,289
Earnings per
ordinary share                     (41.5)p        6.1p       (11.3)p       39.2p        13.6p        91.4p       133.7p
Diluted
earnings per
ordinary share                     (41.5)p        6.1p       (11.3)p       39.2p        13.6p        79.0p       122.9p
Dividends per
ordinary share                       3.8p         1.8p         1.8p         0.0p         0.0p         0.0p         0.0p

Balance sheet data                                                           December 31 December 31
                                                                                    2004        2005
IFRS                                                                             GBP'000     GBP'000
Total assets                                                                     760,045     955,398
Current liabilities                                                               (8,194)     (7,763)
Non-current liabilities                                                          (42,927)    (44,205)
Minority interest                                                                    505         642
Net assets attributable
to equity holders of the
parent                                                                           708,850     902,357
Net asset value per
Ordinary Share                                                                     578.5p      702.1p
Capital stock (excluding
long-term debt and
redeemable preferred stock)                                                      708,850     902,357
Number of Ordinary Shares
outstanding as adjusted to
reflect changes in capital                                                       122,530     128,530

                                 June 30     June 30  December 31  December 31  December 31  December 31
                                    2001        2002         2002         2003         2004         2005
US GAAP                          GBP'000     GBP'000      GBP'000      GBP'000      GBP'000      GBP'000
Total assets                     419,574     464,755      507,176      622,837      733,645      954,714
Net assets                       414,827     421,246      463,192      526,618      676,403      896,411
Net asset value per
Ordinary Share                     405.6p      411.9p       452.9p       467.5p       552.0p       697.4p
Capital stock (excluding
long-term debt and redeemable
preferred stock)                 414,827     421,246      463,192      526,618      676,403      902,357
Number of Ordinary Shares
outstanding as adjusted to
reflect changes in capital       102,266     102,266      102,266      112,655      122,530      128,530

On January 1, 2005 the Company changed its valuation policy to a more preferable policy for the valuation of investments in certain quoted companies (see note 36 to the financial statements). Had this valuation policy been in place previously, the pro forma effects on the Company's (loss)/profit after tax and
(loss)/earnings per share adjusted for US GAAP would have been as follows:



Pro forma (loss)/profit disclosure             Year ended   Year ended  6 months ended  6 months ended   Year ended    Year ended
                                                  June 30      June 30     December 31      December 31  December 31   December 31
                                                     2001         2002           2001              2002         2003          2004



(Loss)/profit after taxation as adjusted for
US GAAP before the cumulative effect of
change in accounting principle                   (42,412)       6,215       (11,576)            40,105       14,145       103,638



(Loss)/gains for the change in the fair value
of investments                                    (8,826)      (1,152)          391            (2,268)        2,242        18,751



Pro forma net(loss)/profit for US GAAP           (51,238)       5,063       (11,185)           37,837        16,387      122,389



Pro forma net(loss)/earnings per ordinary
share as adjusted for US GAAP after the
change in accounting principle                   (50.1)p         5.0p         (10.9)p            37.0p        15.8p        108.0p



Pro forma diluted net(loss)/earnings per
ordinary share as adjusted for US GAAP after
the change in accounting principle               (50.1)p         5.0p         (10.9)p            37.0p        15.8p         93.0p



Dividend per Ordinary Share Information

For the fiscal year ended December 31, 2005, the board of directors of the Company (each a "Director," and collectively, the "Directors") has not recommended the payment of, and the Company will not pay, a final dividend. The Company reported a deficit for the fiscal year on its revenue account. See "Item
5. Operating and Financial Review and Prospects" for more information on the Company's operations during its fiscal year ended December 31, 2005.

The following table presents a complete summary of dividends per Ordinary Share stated in both pounds sterling and U.S. dollars. The amounts in U.S. dollars are based on the exchange rates at each respective payment date.

Payment Date                             Pounds Sterling                        U.S. Dollars

November 26, 2001                          1.80p                                  $0.0261
Calendar Year Ended 2002                   0.00p                                  $0.0000
Calendar Year Ended 2003                   0.00p                                  $0.0000
Calendar Year Ended 2004                   0.00p                                  $0.0000
Calendar Year Ended 2005                   0.00p                                  $0.0000


The Company paid an interim dividend of 3.1p per share on May 31, 2006. Exchange Rate Information

(a) The Federal Reserve Bank of New York Noon Buying Rate for pounds sterling in New York City expressed in U.S. dollars per GBP1.00 (rounded to the nearest cent) (the "Noon Buying Rate") at June 30, 2006 was $1.85.

(b) The table below sets forth, for the periods indicated the high and low Noon Buying Rates for each of the most recent six full months.

Last Six Months                          High              Low

January                                  $1.7885           $1.7404
February                                 $1.7807           $1.7343
March                                    $1.7567           $1.7256
April                                    $1.8220           $1.7389
May                                      $1.8911           $1.8286
June                                     $1.8817           $1.8108

(c) The table below sets forth for the periods indicated the average Noon Buying Rate for each period, calculated by using the average of the Noon Buying Rates on the last day of each month during the period.

Fiscal Year Ended                                          Average

June 30, 2001                                              $1.47
June 30, 2002                                              $1.46
December 31, 2002 (six-month period)                       $1.57
December 31, 2003                                          $1.64
December 31, 2004                                          $1.84
December 31, 2005                                          $1.72


B.       Capitalization and Indebtedness

         Not applicable to this Form 20-F.

C.       Reasons for the Offer and Use of Proceeds

         Not applicable to this Form 20-F.

D.       Risk Factors

Risks Relating to Value and Liquidity of Ordinary Shares

The Company's Ordinary Shares are listed on the Official List (the "Official List") of the United Kingdom Listing Authority ("UKLA") and admitted to trading on the market for listed securities of London Stock Exchange plc (the "LSE"). There is no guarantee that the market price of the Ordinary Shares will reflect the underlying net asset value of the Company, nor is there any guarantee as to the level of liquidity in the market for Ordinary Shares. The Ordinary Shares have not been and will not be registered in the United States under the Securities Act or the securities laws of any state. The Company has not registered under the Exchange Act for the purpose of facilitating secondary market trading with respect to its securities in the United States, and the Company does not intend, directly or indirectly, to facilitate such secondary market activity. Accordingly, it is expected that there will be no market for these securities in the United States.

Risks Relating to the Company's Lack of Control of Underlying Investments

The Company's portfolio consists largely of holdings in Funds that are principally managed or advised by Permira, one of Europe's leading private equity firms. See also "Item 10. Additional Information - Material Contracts" for further details regarding the Company's relationship with Permira. Pursuant to statutory requirements governing U.K. investment trusts and the listing rules of the UKLA (the "Listing Rules"), however, the Company may not hold interests in any Fund which would enable the Company to control that Fund. As a result, the Company will only be able to alter the investment policies of a particular Fund in which it is invested by acting in conjunction with other investors in that Fund. As a result, the Directors have no control over the investment decisions made by the managers of individual investee companies. An "Investee Company" is a company in which one of the Funds has invested. Although Fund managers must act in accordance with common investment objectives and policies and are subject to the restrictions set out in the documents establishing each Fund, the Company can make no assurance that the Funds' managers will make investment decisions according to the Directors' expectations. See "Item 4.
Information on the Company - Business Overview - Investment Portfolio - Diversification of Investment Portfolio Relating to Fund Investments."

Risks Relating to Changes in Value of the Company's Portfolio

Investment in Funds is speculative and requires a long-term commitment with no certainty of return. The ability to achieve capital appreciation of the Funds could be affected by any significant general change in the value of the investments held by the Funds. Private equity investments, by their nature, involve uncertainty as to the ultimate value likely to be realized upon disposition of those investments, particularly because their predominantly unquoted nature means that a ready market may not exist for them. The value of these investments could decrease and the Company, as an investor in these Funds, may not recover the full amount of its original investment, which may affect the market price of the Ordinary Shares.


Risks Relating to Illiquidity of the Company's Investments

Many of the interests will be highly illiquid and, in the case of a liquidation of the interests, may not be capable of being realized in a timely manner or at all. Consequently, the timing of cash distributions, if any, to the Company is uncertain and unpredictable. Fund investments may be difficult to value and dispositions, if any, of such investments may require a lengthy time period since there is only a limited market for secondary sales of Fund investments. In certain circumstances, the Company may wish to transfer its holdings in one or more Funds. In a majority of the Funds, the general partner, trustee or manager has the ultimate right, similar to that exercised by the board of directors of a private corporation, to refuse to register the transfer of an interest in such Fund. While the Company has no reason to believe that any request for the transfer of an interest in a Fund would be refused, it is possible that the overriding fiduciary duty of the general partner, trustee or manager of the Fund could require it to refuse to register a particular transfer of an interest in that Fund proposed by the Company.

Risks Relating to Indemnities

Funds documentation typically contains indemnities from each investor in Funds in favor of the general partner or manager (as applicable) and related persons such as directors, officers, employees and agents, in respect of specified or general liabilities incurred in connection with the business of the Funds or as a result of acting in the relevant capacity. Such indemnities are often limited to the assets of the relevant Funds and therefore, as regards each investor in a Fund, to the amount of the capital contribution of such investor in a Fund but potential investors should be aware that claims under such indemnities could result in the loss in whole or in part of the Company's investment in any relevant Funds.

Risks Relating to Fund Clawback

During the term of a Fund the general partner or manager (as applicable) of the Fund will in some circumstances be permitted to make capital calls on a limited basis to indemnify the general partner or manager (as applicable) or to pay the claims of the creditors of that Fund. If obligations to indemnify such general partner or manager (as applicable) or to pay third party claims arise when the Fund has insufficient assets, the general partner or manager (as applicable) will often have a contractual right to a Clawback in order to fund this obligation. "Clawback" means the right of a general partner or manager (as applicable) of a Fund to require its investors to return specified amounts of distributions received by such investors from the relevant Fund if assets otherwise available to such Fund are insufficient to satisfy certain liabilities of such Fund.

Risks Relating to Key Individuals

Investors in Funds need to rely on key individuals to determine their investment strategies and to make investment and disposition decisions. The loss of any of such individuals may jeopardize investment results of that Fund.


Risks Relating to Unregulated Investment Vehicles

Substantially all of the Funds will constitute limited partnership interests and are not registered under the Securities Act or the Investment Company Act of 1940. Therefore, substantially all of the Funds may be wholly unregulated investment vehicles.

Risks Relating to Operational History of the Funds

Certain of the Funds may have limited or no operational history and have no proven track record in achieving their stated investment objectives. Past performance of the Funds, or other vehicles managed by the same persons as such Funds, cannot be considered a guarantee of, or necessarily a guide to, future performance. No assurance can be given that the performance of a Fund will match industry averages.

Risks Relating to Fund Leverage could Subject Assets of the Fund to the Claims of Creditors of the Fund

The general partners or managers (as applicable) of certain Funds have the right to cause the Fund to enter into a credit facility. The obligations under such credit facility are sometimes secured by all or a portion of the aggregate unpaid capital obligations of all investors in the Fund. Such a credit facility is generally used to bridge the period between the making of a call and the payment of such call by investors in the Fund and for other similar cash flow purposes. The existence of leverage at the Fund level could subject the assets of such Funds to the claims of creditors of the Fund or adversely impact the distributions of income to its investors.

Risks Relating to Contingent Liabilities on Disposition of Funds Investments

In connection with the disposition of interests, a Fund may be required to make representations about its business and financial affairs that are typical of those made in connection with the sale of a business. Such Fund also may be required to indemnify the purchasers of such investment to the extent that any such representations are inaccurate. These arrangements may result in the incurrence of contingent liabilities for which the general partner or manager (as applicable) of such Fund may establish reserves or escrow accounts. In addition, investors in such Funds may be required to return some or all amounts distributed to them to fund indemnity obligations.

Risks Relating to Capital Calls

Generally, the Funds documentation provides for certain penalties in the event that an investor in the Funds fails to meet a capital call. There is typically a grace period during which interest accrues on the unpaid amount. If the default continues, the investor may become subject to an escalating level of sanctions, including termination of the investor's right to participate in future investments, loss of its entitlement to distributions or income but not its liability for losses or expenses, mandatory transfer or sale of its interest, continuing liability for interest in respect of the defaulted amount, partial or total forfeiture of the investor's interest and liability for any other rights and remedies (including legal remedies) the general partner or manager (as applicable) may have against the investor. Certain of the Funds give the general partner or manager (as applicable) the right to proceed directly to forfeiture proceedings following notice and continuation of default by an investor. In the case of a forfeiture, the share of the defaulting investor would generally be allocated among the general partner or manager (as applicable) and the remaining investors. Consequently, any failure by the Company to meet any capital call may adversely affect the net asset value of the Fund. See "Item 4. Information on the Company - Business Overview - Description of the Funds - Calls."


Risks Relating to Over-Commitment

An important factor in the performance of the Funds is the Company's over-commitment program. Although the Company will monitor cash flow projections relating to the Funds, there can be no assurance that all commitments to Funds will be met in full or at all or otherwise that the over-commitment program will be successfully implemented.

The Company will be permitted to make over-commitments in making investments. The Company's ability to make over-commitments could result in periods in which the Company has inadequate liquidity to fund its commitments or to pay other amounts payable by the Company. Failure by the Company to meet its commitments would result in defaults by the Company under the documentation pursuant to which the investments are made, which would likely result in the Company incurring losses on such investments.

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

Risks Relating to the Company's Investment Flexibility

The Company's principal investment objective is to achieve capital appreciation by investing principally in private equity funds that are managed or advised by Permira. Other than this important investment restriction, which is set out more fully in the Operating Agreement that is discussed in "Item 10. Additional Information - Material Contracts," and certain investment restrictions and diversification obligations required by applicable laws and regulations relating to qualification as an investment trust, there are no restrictions on the types of funds in which the Company may invest. Many of these investments involve a high degree of risk, including a possible loss of the entire investment.

Risks Relating to Investment Returns

The Company's past performance is not necessarily a guide to its future performance. The income from the Company's investments is subject to change, which in turn could affect the Company's investment return and may affect the amount of dividends the Company pays to its investors. The investment returns for the Company in the future may differ materially from the historical returns of the Funds and will depend, among other things, on changes in the composition of the Company's portfolio.


The task of identifying investment opportunities in private operating companies, managing such investments and realizing a significant return for investors is difficult. Many organizations operated by persons of competence and integrity have been unable to manage and realize gains on such investments successfully. There is no assurance that the Funds will be able to invest their capital on attractive terms or generate returns for the Company.

Risk of Limited Number of Investments; Dependence on Performance of Certain Investments

The Funds will participate in a limited number of investments and, as a consequence, the aggregate return of any Fund may be adversely affected by the unfavorable performance of any single investment. Moreover, because it can not reasonably be expected that all of a Fund's investments will perform well or even return capital, such Fund generally can achieve above-average returns only if one or a few of its investments perform very well. There can be no assurance that this will be the case.

Risks Relating to Competition for Investments

The Funds expect to encounter competition from other entities having similar investment objectives. Potential competitors include other investment partnerships and corporations, business development companies, strategic industry acquirers and other financial investors investing directly or through affiliates. Furthermore, over the past several years, there has been a substantial increase in the number of private equity funds that have been formed and in the size of many existing funds. Additional funds with similar investment objectives may be formed in the future by other unrelated parties.

The private equity investment industry in which the Funds are engaged is highly competitive. There can be no assurance that the Funds will be able to locate and complete investments which satisfy each Fund's rate of return objectives or realize upon their values, or that the Funds will be able to invest fully their committed capital, in which cases the Funds could generate lower than expected returns.

Risks Relating to Leverage

The Funds' investments are expected to include companies whose capital structures may have significant leverage. Such investments are inherently more sensitive to declines in revenues and to increases in expenses and interest rates. Although the general partner of each Fund is expected to use leverage in a prudent manner, the leveraged capital structure of such investments will increase the exposure of the portfolio companies to adverse economic factors such as downturns in the economy or deterioration in the condition of the portfolio company or its industry. Additionally, the securities acquired by the Funds may be the most junior in what will typically be a complex capital structure, and thus subject possibly to the greatest risk of loss.

Risks Relating to Taxation

There can be no guarantee in advance that the Company will be approved as an investment trust for U.K. tax purposes by H.M. Revenue and Customs for any accounting periods. See "Item 10. Additional Information - Taxation."

There is a risk that certain of the Company's holdings in unit trusts and non-U.K. resident companies (held through partnerships or directly) could be treated as "loan relationships" for the purposes of the regime for borrowers and lenders established by the UK Finance Act 1996. The consequence of such treatment would be that the amount of any movements in the value of that loan relationship taken to income are taxable/deductible. Any movements taken to capital are not taxable/not deductible.


There is a risk that tax regimes in both the UK and overseas might change, adversely affecting the Company's returns on its investments.

Risks Relating to U.S. Federal Income Taxation Of Ordinary Shares

The Company believes that it was a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes for its taxable year ended December 31, 2005 and expects to be so classified for the foreseeable future. Under the PFIC rules, a U.S. Holder will be subject to generally adverse rules with respect to certain distributions on, and gains realized from the disposition of, Ordinary Shares. U.S. Holders may be permitted to make a mark-to-market election which may, under certain circumstances, ameliorate the generally adverse tax consequences of owning shares in a PFIC. For further information, See "Taxation
- United States Taxation" under Item 10.E.

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

Nature of the business

The Company carries on business as an investment trust, and is listed on the Official List and admitted to trading on the London Stock Exchange. The Company's investment objective is to achieve capital appreciation by investing principally in private equity funds.

Financial position

The consolidated net assets of the group attributable to equity holders of the parent amounted to GBP902.4 million at December 31, 2005, of which GBP675.1 million related to investments in private equity.


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

On June 18, 2001, SVGA acquired SVGNA, a broker-dealer registered with the Securities and Exchange Commission ("SEC"), from Schroder Venture Managers Inc. for $50,000, and subsequently paid the Schroder Group an additional $250,000 in respect of an increase in required capital for regulatory reasons. SVGA subscribed for additional capital of SVGNA amounting to $279,000 during the year ended December 31, 2004. SVGNA repaid $275,000 of capital to SVGA on December, 31 2005. On December 31, 2005 SVGA subscribed for a further $275,000 of additional paid-in capital of SVG Advisers Inc. ("SVGI").

On December 13, 2002, SVGA acquired 100 common shares of $1 each in SVGI for $100. SVGA subscribed for additional capital of $141,463 during the year ended December 31, 2004. On December, 31 2005 SVGA subscribed for $275,000 of additional paid-in capital of SVGI. On May 26, 2006 SVGA subscribed for a further $300,000 of additional paid-in capital of SVGI.

The Company acquired 100 ordinary shares of GBP1 each in SVGIM for GBP100 on October 16, 2002. On May 16, 2003 and May 4, 2005, SVGIM issued 99,900 and 150,000 ordinary shares of GBP1 each to the Company for GBP99,900 and GBP150,000, respectively.

The acquisitions of SVGA, SVGIM and SVGNA have allowed the Company to provide the following specialist financial advisory services: SVGA, SVGIM and SVGNA manage or advise investment vehicles that invest in private equity or public equity using private equity techniques. These products seek to generate absolute returns or outperform public markets.

On December 30, 2005, the Company invested EUR1.25 million in KC II Limited, acquiring an equity stake of almost 20%.

The Company has also granted options over its own shares to employees of SVGA and SVGI. Further details regarding option grants are included in note 21 to the Financial Statements, included in Part III.

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

Subordinated Convertible Bonds due 2011

On November 21, 2001, the Company issued GBP40,000,000 nominal of 4.5% Subordinated Convertible Bonds due November 2011 (the "Bonds 2011"). The Bonds 2011 are convertible, at the option of the holders of the Bonds 2011, into Ordinary Shares at a price of 399p per Ordinary Share. The Bonds 2011 were listed on the Official List and were admitted to trading on the LSE on July 5, 2002. During the year ended December 31, 2003, a total of GBP600,000 Bonds 2011 were converted into 150,375 Ordinary Shares. On January 19, 2005, the listing of the Bonds 2011 was cancelled.

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

On May 22, 2006, the Company announced that it had exercised its right to call for redemption of all the Bonds 2013 in issue and gave holders of the Bonds 2013 the option to convert their holding into Ordinary Shares. On June 7, 2006, a total of 10,208,327 Ordinary Shares were allotted on conversion of all the Bonds 2013 in issue. On June 14, 2006, the listing of the Bonds 2013 was cancelled.

Electronic Settlement

The  Company's   Ordinary  Shares  are  traded  through  the  CREST  system,   a
multi-currency electronic settlement system for securities in the United Kingdom and Ireland.

Registered and Head Offices

The Company's registered office is 31 Gresham Street, London EC2V 7QA England (Tel: +44 20 7658 3206), and its head office and principal place of business is 111 Strand, London WC2R 0AG (Tel: +44 20 7010 8900).



B.       Business Overview

Summary

The Company carries on business as an investment trust, and is listed on the Official List and admitted to trading on the LSE. Following the investment review and the decision of the Board referred to and described in more detail on page 16, the Company obtained shareholder approval at the Annual General Meeting held on April 25, 2005, to change its investment policy. As a result of this change, the Company's investment objective is to achieve capital appreciation by investing principally in private equity funds that are managed or advised by Permira, one of Europe's leading private equity firms. In addition, the Company invests in private equity funds that invest in Japan, North America, Asia and the life sciences sectors, and in unquoted and quoted businesses through specialist funds and co-investments alongside these funds. See "Item 10. Additional Information - Material Contracts" for more information on the relationship between the Company and Permira.

To complement this investment objective and create capital and income for the Company, its fund advisory business structures, markets, manages and advises products for investment in private equity and in public equity using private equity techniques. The Company's consolidated revenues are expected to arise mainly from UK operations.

The Directors intend to manage the affairs of the Company so that it will continue to satisfy the current conditions for approval by the U.K. Inland Revenue as an investment trust under section 842 of the U.K. Income and Corporation Taxes Act 1988 ("Section 842"). The last accounting period for which the Company has been treated as approved by the U.K. Inland Revenue as meeting the qualifying criteria for investment trust status is the period ended December 31, 2004, and the Company subsequently has conducted its affairs so as to enable it to continue to qualify for such approval.

Investment Portfolio

         Investment in the Funds.

In order to satisfy the Company's investment objective, its investment portfolio at December 31, 2005 consisted of interests in 18 private equity funds ("Funds"), which for purposes of this annual report means private equity funds that are directly or indirectly managed or advised by Permira, or other private equity funds that invest in Japan, North America, Asia and the life sciences sectors, including various co-investments, and is expected to continue to consist primarily of interests in these Funds and similar funds offered in the future. Of these Funds, 11 were mature and 7 were immature. A mature Fund is one that has substantially completed its investment program, while an immature Fund is one that has yet to complete its investment program. See "- Description of the Funds - Calls."

The Funds, which consist of limited partnerships, corporations and unit trusts organized in the United States and various foreign countries, have been organized at various times since 1985 for the purpose of making venture capital and buy-out investments in various business ventures located in various countries, including the United States. As of December 31, 2005, the Funds held investments in 125 business enterprises. The Funds have not been offered or traded publicly in the United States and are subject to various restrictions on transfers of interests therein. There is no public market for any of the Funds in any country, and there is no intention to create a public market for any of the Funds in the future. Of the 18 Funds, 16 are 10-year closed-end funds, one is an 8-year closed-end fund and one is a 15-year closed-end fund. Seven of the Funds that have reached the end of their original terms have, with the consent of their respective investors, had their original terms extended. Following the expiration of their respective terms, the Funds will dissolve to permit an orderly liquidation of their assets, and then terminate. The life of the Funds generally may be extended only with the consent of investors and/or Advisory Committees.


In addition to the Funds discussed above, the Company also had investments in other private equity funds of funds or public equity funds managed or advised by SVGA or SVGIM. SVG Capital may also warehouse investments for existing or future products.

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

In addition, both the conditions for qualification as an investment trust and the Listing Rules impose certain investment diversification requirements. A list of the Company's investments at December 31, 2005 is shown below:


List of Fund Investments                                                        Value of SVG        SVG Capital's
                                                                          Capital's  Holding           Net Assets
                                                                                    GBP'000                    %
Asia
Asia Pacific Trust                                                                       825                0.1
Asia Pacific Fund II                                                                   6,408                0.7
Schroder Ventures Asia Pacific Fund ("SVAPF")                                         45,343                5.0
Co-investments with APF II and SVAPF                                                   3,237                0.4
The Japan Venture Fund III                                                               641                0.1
The Japan Venture Fund IV                                                             29,519                3.3

-----------------------------------------------------------------------------------------------------------------
Total Asia                                                                            85,973                9.6
-----------------------------------------------------------------------------------------------------------------


Europe
Permira Europe I                                                                      13,034                1.4
Permira Europe II                                                                    253,687               28.1
Permira Europe III                                                                   159,564               17.7
P123                                                                                  80,762                8.9
Permira German Buy-Outs                                                               10,171                1.1
Permira Italy II                                                                       1,562                0.2
Permira UK III                                                                            55                0.0
Permira UK Venture III                                                                   120                0.0
Permira UK Venture IV                                                                    962                0.1
-----------------------------------------------------------------------------------------------------------------
Total Europe                                                                         519,917               57.5
-----------------------------------------------------------------------------------------------------------------


North America
Schroder Canadian Buy-Out Fund III                                                     1,177                0.1
Co-investments  with  Schroder  Canadian  Buy-Out  Fund III and SV
Investments Fund I                                                                     5,177                0.6
SV Life Sciences Fund II                                                              20,344                2.2
SV Life Sciences Fund III                                                             19,787                2.2
SV Investments Fund I                                                                 21,676                2.4
-----------------------------------------------------------------------------------------------------------------
Total North America                                                                   68,161                7.5
-----------------------------------------------------------------------------------------------------------------


Total private equity funds and co-investments                                        674,051               74.6
Generalist private equity funds of funds                                               1,031                0.1
Public equity funds and other investments                                             28,643                3.2


-----------------------------------------------------------------------------------------------------------------
Total investment portfolio                                                           703,725               77.9
Other assets less total liabilities                                                  199,274               22.1


-----------------------------------------------------------------------------------------------------------------
Total net assets                                                                     902,999              100.0
-----------------------------------------------------------------------------------------------------------------


         Diversification by Geographical Area and Sector.

Although the Company has no formal guidelines concerning diversification by geographical area and sector, the Directors expect that the Company's investment portfolio of private equity funds and co-investments will continue to reflect the broad geographical spread and sector diversification of the underlying investments of the Funds. The information below provides a brief description of the diversification of the Company's investment portfolio of private equity funds and co-investments by geographical area and sector. The Directors do not believe that there are any risks specific to the countries in which the Funds have invested that would have a materially adverse effect on the Company.

Geographical Analysis

                                                December 31, 2005          December 31, 2004
                                                   % of Portfolio             % of Portfolio
                                                       (by Value)                 (by Value)


Multinational                                                  21                         25


Continental Europe                                             36                         36


UK                                                             26                         21


North America                                                   7                          8


Far East/Asia Pacific                                          10                         10


There were two small changes in the portfolio's geographical weighting during the year ended December 31, 2005. First, there was an increase in its exposure to companies operating in the UK and, second, there was a decrease in its exposure to multinational companies. These changes are a reflection of realizations and revaluations in the portfolio, such as the recapitalization of Cognis and write-ups of companies such as New Look and the AA, which has been written up on an earnings basis to GBP34.1 million.

There have been several changes to the portfolio's sector exposure, the largest of which is the increase in its exposure to computer/other electronics/communications sectors, a result of new investments such as Intelsat and TDC, in addition to the uplifts in value of Avnet, Inc. and Inmarsat.

Of the 49% invested in the consumer and leisure sector as a whole, 21% is invested in companies in the leisure sector, 16% in retail companies, 5% in media companies and 7% in 'other consumer'.

Sector Analysis

                                                     December 31, 2005           December 31, 2004
                                                        % of Portfolio              % of Portfolio
                                                            (by Value)                  (by Value)


Consumer and Leisure                                                49                          29


Medical/Health                                                      11                          21


Computer/Other Electronics/                                         25                          22
Communications


Chemicals                                                            1                           7


Industrial Products/Services                                         3                           7


Other Manufacturing                                                  1                           3


Other Services                                                      10                          10


         Future Investments

It has been agreed with Permira that, subject to the cashflow projections of the SVG Capital Group, as defined in "Item 10. Additional Information - Material Contracts", agreement on terms, due diligence and Board approval, the Company will be the major investor in future Permira Funds, including Permira IV and Permira V. On that basis, the Company will be entitled to full access to such funds.

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

The Company intends that, once it, or any other member of the SVG Capital Group, has made a commitment to Permira IV, which is expected to be on or around June 30, 2006, the SVG Capital Group will operate so that not more than 20% of the gross assets and uncalled commitments of the SVG Capital Group are invested in or committed to SVG Products, as defined in "Item 10. Additional Information - Material Contracts", or other non-Permira funds or products (subject to certain limited exceptions), over time. After that commitment to Permira IV is made, the aggregate amount invested in or committed to such funds or products (at the time of such investment or commitment) will not exceed 25% of the gross assets and uncalled commitments of the SVG Capital Group. Within these restrictions, the SVG Capital Group may also invest in private equity (or other) funds of funds.

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

As part of the agreement, the SVG Capital Group also has the right to launch, manage and advise future structured products for third party funding around Permira IV and Permira V in priority, subject to certain limited exceptions, to Permira. In other words, the SVG Capital Group can launch funds that will invest in Permira IV and Permira V.

SVG Capital plc will remain self managed. None of Permira, the SVGA Group or any third party will have management discretion over the Company's capital available for investment or any authority to take investment management decisions on behalf of the Company.

Any surplus capital that the Company has beyond its permitted investments and commitments, as outlined in this document, will continue to be invested in cash and liquid securities.

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

Co-Investment and Limitations. The Company may also co-invest alongside one or more of the Funds. Co-investment opportunities arise principally where a proposed investment in an Investee Company exceeds the capacity of the relevant Fund. The aggregate of a single co-investment and participation in the same company through the Funds may not exceed 5% of the Company's consolidated net assets. The overall restriction on co-investments remains at 10% of the Company's consolidated net assets. The calculation of these percentages will be made at the time any such co-investment is made. These percentage restrictions on co-investments are subject to change and are regularly reviewed by the Directors. Any co-investment by the Company will be on an arm's-length basis on terms that are at least substantially similar to those of the co-investing Fund's investment. At December 31, 2005, the Company held co-investments totaling GBP8.4 million and representing 1.0% of the net assets of the Company.

Other Permitted Investments. The Company may also invest in alternative listed or unlisted companies or other entities with exposure to buy-out and development capital markets. In addition, the Company may, from time to time, invest in other listed companies and fixed interest securities and other marketable debt securities that are unrelated to buy-out and development capital markets or retain cash balances pending re-investment. At December 31, 2005, the Company's gross cash balance of GBP205.0 million was held principally in a portfolio of money market funds and cash deposits. The Company also has the power to enter into transactions involving synthetic or traded derivative instruments over a range of different underlying securities and currencies. The Directors expect this power may be used for hedging or to gain exposure to quoted equity instruments, but not for speculative or trading purposes. Subject to the terms of the Operating Agreement discussed in "Item 10. Material Contracts," there are no restrictions on the types of funds in which the Company may invest.

Portfolio at Fiscal Year End

As of December 31, 2005, the Company's investment portfolio consisted of interests in each of the 18 Funds, which for purposes of this annual report includes various co-investments. The "List of Investments" table on page 17 presents summary information, as of December 31, 2005, on each of the Funds, as well as the Company's percentage ownership of each Fund, the value of the Company's holdings in each Fund and the percentage of the Company's net assets constituted by each Fund.

As of December 31, 2005, no underlying Investee Company comprised more than 6.3% by value of the Company's net assets. The "Twenty Largest Underlying Companies" table set out below provides a brief description of the 20 largest underlying Investee Companies which, as of December 31, 2005, represented 74% by value of the Company's portfolio, determined based on the value of investments.



Twenty Largest Underlying Companies


1. Seat Pagine Gialle (Italy)
Company (GBP000's)
Cost                        28,486
Value                       57,227
% of net assets             6.3%
Date of Acquisition         July 2003
SEAT Pagine Gialle is a telephone directories, business information and directory assistance company, which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher. The valuation basis is quoted.


2. Avnet, Inc. (US)
Company (GBP000's)
Cost                        34,876
Value                       53,154
% of net assets             5.9%
Date of Acquisition         October 2000
Avnet is one of the world's largest electronic component distributors. Serving customers in 68 countries, Avnet markets inventories and adds value to these products and provides supply chain management and engineering services. The valuation basis is quoted. Since December 31, 2005, SVG Capital's entire holding in Avnet, Inc. has been sold.


3. Gala Group (UK)
Company (GBP000's)
Cost                        42,760
Value                       42,760
% of net assets             4.7%
Date of Acquisition         September 2005
The Gala Coral Group is one of Europe's pre-eminent gaming groups operating in the low stake, high volume betting, casino and online gaming sector. The valuation basis is cost.


4. Travelodge (UK)
Company (GBP000's)
Cost                        31,973
Value                       34,934
% of net assets             3.9%
Date of Acquisition         December 2002
Travelodge is the second largest operator in the UK budget hotel sector, providing around 16,000 rooms in 260 hotels located around Britain. It also has operations in Spain and the Republic of Ireland. The valuation basis is earnings.


5. AA (UK)
Company (GBP000's)
Cost                        28,197
Value                       34,148
% of net assets             3.8%
Date of Acquisition         September 2004
The AA is the UK's largest roadside recovery business and one of the leading insurance brokers. The AA's other activities include providing personal loans, publishing and driving school services. The roadside division has over 15 million members, of which six million are personal customers. The valuation basis is earnings.


6. SBS (The Netherlands)
Company (GBP000's)
Cost                        32,078
Value                       32,078
% of net assets             3.6%
Date of Acquisition         October 2005
SBS  Broadcasting  is  a  leading  European  commercial   television  and  radio
broadcasting company with operations across Western and Central Europe. The company operates 16 television stations, 21 premium pay channels, 11 radio networks and 11 stand-alone radio stations. The valuation basis is cost in fund currency.


7. Ferretti (Italy)
Company (GBP000's)
Cost                        21,130
Value                       31,596
% of net assets             3.5%
Date of Acquisition         October 2002
Ferretti Group is a world leading producer of luxury motor yachts larger than 40 feet, created through a buy and build strategy of complementary motor yacht builders. The valuation basis is earnings.


8. New Look (UK)
Company (GBP000's)
Cost                        599
Value                       26,908
% of net assets             3.0%
Date of Acquisition         April 2004
New Look is one of the leading UK fashion retailers targeting the young (15-44) female market. The company was established in 1969 and has grown to become the UK's third largest single fascia retailer of womenswear with around 4% of the UK market. New Look has 543 stores in the UK and 215 stores in France (trading under the MIM fascia). The valuation basis is earnings.



9. Parkway Holdings (Singapore)
Company (GBP000's)
Cost                        18,909
Value                       24,893
% of net assets        2.8%
Date of Acquisition         December 1999
Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted.


10. Marazzi (Italy)
Company (GBP000's)
Cost                        9,259
Value                       23,781
% of net assets        2.6%
Date of Acquisition         December 2004
Marazzi is the world's largest manufacturer of ceramic tiles. The company is active in 130 countries and has over 5,800 employees and 20 plants located in Italy, Spain, France, Russia and the US. The valuation basis is third-party. Since December 31, 2005, Marazzi has had a successful IPO on the Milan Stock Exchange.


11. TDC (Denmark)
Company (GBP000's)
Cost                        23,186
Value                       22,823
% of net assets        2.5%
Date of Acquisition         December 2005
TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organised as
six  main  business  lines:  TDC  Solutions,   TDC  Mobile  International,   TDC
Switzerland, TDC Cable TV, TDC Directories and TDC Services. The valuation basis is quoted.


12. austriamicrosystems (Austria)
Company (GBP000's)
Cost                       14,419
Value                      21,637
% of net assets            2.4%
Date of Acquisition        June 2000
austriamicrosystems is a market leader in the design, development and manufacture of semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial, medical and automotive end-customer markets. The valuation basis is quoted. Since December 31, 2005, SVG Capital's holding in austriamicrosystems has been completely sold.


13. Dinosol Supermercados (Spain)
Company (GBP000's)
Cost                        18,023
Value                       21,456
% of net assets             2.4%
Date of Acquisition         December 2004
Dinosol Supermercados (formerly Ahold Supermercados) operates 572 stores in Spain and the Canary Islands, trading primarily under the SuperSol and HiperDino fascias. The valuation basis is earnings.


14. Inmarsat (UK)
Company (GBP000's)
Cost                        375
Value                       19,710
% of net assets             2.2%
Date of Acquisition         December 2003
As a leading provider of global mobile satellite services, Inmarsat has been designing, implementing and operating satellite networks for over 26 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors. The valuation basis is quoted. Since December 31, 2005, SVG Capital's entire holding in Inmarsat has been sold.


15. Intelsat (Bermuda)
Company (GBP000's)
Cost                        436
Value                       19,694
% of net assets             2.2%
Date of Acquisition         January 2005
Intelsat is a leading provider of fixed satellite communications services worldwide, supplying video, data and voice connectivity in over 200 countries and territories. The valuation basis is earnings.


16. debitel (Germany)
Company (GBP000's)
Cost                        361
Value                       19,209
% of net assets             2.1%
Date of Acquisition         June 2004
debitel is Europe's largest mobile service provider, offering a wide range of telecommunications products (mobile, fixed line and internet). The company is headquartered in Germany and has over 10.8 million customers and operates via a network of 8,000 retail partners and 213 of its own shops. The valuation basis is earnings.


17. Cortefiel (Spain)
Company (GBP000's)
Cost                        16,803
Value                       16,803
% of net assets             1.9%
Date of Acquisition         September 2005
Cortefiel is the number two specialist apparel retailer in Spain. It operates a multi-format network with three main fascias: Cortefiel, with 222 stores primarily in the Iberian market offering casual wear for 30+; Springfield, with 329 stores and 113 franchises targeting the 18-30s and Women's Secret, selling underwear through 169 stores and 70 franchises. Headquartered in Madrid, Cortefiel employs around 10,000 people. The valuation basis is cost in fund currency.


18. Jet Aviation (Switzerland)
Company (GBP000's)
Cost                        16,668
Value                       16,668
% of net assets             1.8%
Date of Acquisition         October 2005
Jet Aviation was founded in 1967 and is a leading global business aviation service company employing more than 3,500 personnel in over 60 facilities and stations around the world. The company provides maintenance, completions and engineering services, fixed base operations and airline handling, along with aircraft sales, charter and management on a global basis. In addition, Jet Aviation operates an aircraft management and charter fleet of more than 160 jets in Europe, Asia, the Middle East and the US. The valuation basis is cost in fund currency.


19. Vendex (Benelux)
Company (GBP000's)
Cost                        9,793
Value                       16,609
% of net assets             1.8%
Date of Acquisition         September 2004
Vendex is the largest non-food retailer in the Benelux with market leading positions in the department store, DIY, apparel and consumer electronics sectors. The company trades from 15 store fascias and around 1,800 outlets, employing 43,000 people. Vendex has a diversified portfolio of strong brands with most of the company's retail formats being household names in the Netherlands and Belgium. The valuation basis is earnings.


20. Grand Navi Veloci (GNV) (Italy)
Company (GBP000's)
Cost                        12,713
Value                       14,113
% of net assets             1.6%
Date of Acquisition         October 2004
GNV is a leading European ferry company, with a fleet of eight ships. The first of its eight ships was launched in 1993, while its two largest and most recent ships, Superba and Suprema, were launched in 2002 and 2003. The valuation basis is earnings.

For a description of the analyses used to determine the value of the Company's investments, see "Valuation Policies," below.

Investment Restrictions and Diversification Obligations

The Directors intend to continue to manage the affairs of the Company so that the Company will satisfy the current conditions for approval by the Inland Revenue as an investment trust under Section 842. One of these conditions restricts the investments that a company seeking such approval can make. In order to satisfy this condition, the Company will not acquire shares or securities in any one company if such shares or securities (taken together) would represent more than 15% of the Company's investments by value at the time of acquisition. For this purpose, unit trusts will normally be treated as companies and units therein as shares of such companies. There are also special rules under which all of the Company's holdings in subsidiary companies in which it owns 51% or more (as defined for purposes of Section 842) will be aggregated and treated as one holding in a single company for purposes of the 15% test. Further, if the Company's interest in a company increases due to additional investment in the same company (including further investment in the same company through different funds or co-investment), the entire interest will be treated as having been acquired at the time of the increased investment for the purposes of satisfying the 15% test.

In addition, the Listing Rules independently require that the Company maintain an adequately diverse spread of investments by investing no more than 20% of its total assets by value at the time of acquisition in any Investee Company or investee group. For the purposes of calculating the above percentage interest for the Listing Rules, the Company's interest in an underlying Investee Company of the Funds is calculated, where applicable, by aggregating all of the Company's interests in investments in such Investee Company or investee group, irrespective of the Funds through which the Company holds its interest in the Investee Company. If the Company's interest in an underlying Investee Company increases due to further investment in that Investee Company, the existing holding must be aggregated with the proposed new investment for the purpose of calculating this percentage interest.

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


Borrowing Facility

The Directors expect the Company to meet its commitments to pay future Calls in respect of its existing holdings in immature Funds from (i) the existing cash resources of the Company, (ii) the facilities available under the EUR600,000,000 Revolving Credit Facility Agreement (the "Facility Agreement") dated March 10, 2006 between the Company, The Governor and Company of The Bank of Scotland and The Royal Bank of Scotland plc, (iii) subject to completion of documentation, the proceeds of the $170,000,000 7.10% Fixed Rate Series A Senior Notes due July 18, 2013, the EUR20,000,000 5.57% Fixed Rate Series B Senior Notes due July 18, 2013 and the GBP7,000,000 Floating Rate Series C Senior Notes due July 18, 2013 (together, the "Notes"), and (iv) from the proceeds of distributions from its holdings in the Funds. These distributions are expected to be principally the net proceeds of realizations of investments held by the Funds. The timing of future realizations and the dates of future Calls are necessarily uncertain. The Directors are able to draw on the Facility Agreement to enable the Company to meet its commitment to pay future Calls. In addition, the Company may use this borrowing facility to make new investments or for general corporate purposes. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources," below, for additional information relating to the Facility Agreement.

Valuation Policies

         General Valuation Policies.

In valuing its investments, the Company has complied and intends to continue to comply with the International Private Equity and Venture Capital Valuation Guidelines and International Financial Reporting Standards . In particular, the Directors will consider whether a fixed asset investment falls within the definition of a subsidiary undertaking or associated undertaking (as defined in the Companies Act) and apply the relevant provisions of the Companies Act and accounting standards. Accordingly, investments in limited partnerships or unit trusts will not usually be consolidated with the Company's financial statements, because control of the affairs of these entities typically rests with the general partners or trustees. In addition, where the Company does not exercise significant influence over the operating and financial policy of a fixed asset investment due to the nature of that investment (for example, a limited partnership interest or unit in a trust), the Directors believe that the equity method of accounting does not give a true and fair value.

The Company's investments in the various Funds are valued by the Directors at the balance sheet date by valuing the underlying investments comprising the portfolios of the Funds in accordance with the valuation policies set out below, as adjusted, where appropriate, for other assets and liabilities of the Funds. The valuation policies of the Company are consistent with the International Private Equity and Venture Capital Valuation Guidelines developed by the British Venture Capital Association, the European Private Equity & Venture Capital Association and the Association Francaise des Investisseurs en Capital, effective from January 1, 2005, and in accordance with International Financial Reporting Standards.



         Valuation of the Portfolio at December 31, 2005.

The valuations of the Company's holdings were based on the value of the underlying assets of the Funds as of December 31, 2005, determined as described above and adjusted where appropriate for other assets and liabilities of the Funds.

Description of the Funds

Of the 18 Funds, 16 are for investment primarily within a single country or region, and 2 are international Funds focusing on investment in the life sciences sector. The geographical spread of the Funds and their advisers as of December 31, 2005 are summarized in the table below:





                          Number of Funds   Total Value of     Total Uncalled     Location of Advisers
Region                                            Funds at        Commitments
                                             (GBP Millions)      (GBP Millions)





Europe                                  9            519.9              268.0     France, Germany, Italy, Spain, Sweden,
                                                                                  United Kingdom and United States


Asia                                    5             86.0               31.0     Hong Kong, India, Japan, Singapore


North America /                         4             68.2               29.8     Canada, United States, United Kingdom
International (Life
Sciences)


                                       18            674.1              328.8



The value of Funds and uncalled commitments shown above is based on the Company's exposure to those private equity funds at December 31, 2005. In addition, the Company also had an uncalled commitment of GBP35.3 million to SVG Diamond Holdings Limited.

Following the year-end the Company made commitments of EUR72.5 million to SVG Diamond Holdings II Limited, EUR5 million to Schroder Private Equity Fund of Funds III and $50 million to SV Life Sciences Fund IV. In addition, the Company will also be committing up to EUR2.8 billion to Permira IV.

Operation of Funds

The following information relates to the structure, operations, investment policies and restrictions, and management of the Funds.

The Funds do not seek to take day-to-day management control of Investee Companies. However, in exceptional circumstances, Funds, through the exercise of shareholder rights, may take management control for a short period of time to facilitate a reorganization or financial restructuring of the investment. The Funds work closely with the Investee Companies throughout the life of the investment to assist it in achieving its full potential and to seek to maximize returns for the Funds.

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

Advisory or consultancy services to the Funds are provided by entities wholly owned by their individual principals. Affiliates of Schroders plc act as general partner or manager to Funds launched prior to January 1, 2000. For Funds launched after January 1, 2000, entities connected with the Fund's advisers act as general partner or manager.

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

         Co-Investment by Executives

When a new Fund is offered, executives of the general partner and/or the Fund's advisers (which included executives of the Company in the past) are usually offered the opportunity to co-invest alongside the Fund (via a Fund-specific co-investment scheme) on the same or substantially the same terms on which the Fund invests. Co-investment schemes have been offered for all Funds with a final closing after 1992, except Permira Europe III, SV Life Sciences Fund III and Japan Fund IV.

In addition, Schroder Ventures Investments Limited was established in 1997 to provide Schroder Group and senior executives of Schroder Ventures or Permira (each of which included executives of the Company) with the opportunity to co-invest alongside new Funds on the same or substantially the same terms on which those Funds invest.

         Advisory Committees

Each Fund has an advisory committee which consists of a majority of representatives of investors in the Fund or other individuals who are independent of the Fund's advisers and the Schroder Group. The advisory committee is not involved in the management of the Fund, but may be consulted by the general partner or the Fund's manager for advice on matters such as issues of policy, strategy and potential conflicts of interest, although neither the general partner nor the Fund's manager is required to follow the recommendations of the advisory committee. The advisory committee is not responsible for making investment decisions. In some of the Funds, advisory committee approval is required for certain actions of the general partner or manager.

         Investment Policies

Despite the increasing globalization of industry and commerce, significant national differences in business methods and business cultures remain, particularly in Europe. A key element of the Funds' investment philosophy is the use of local country advisers, many of whom are industry specialists.

While each of the individual Funds pursues the same investment objective of seeking above average returns for investors, each of the Funds has its own investment policies to achieve this end. These policies are agreed to by the investors at the time of the formation of the Fund and cannot be changed without the consent of the investors. To the extent that a Fund consists of several entities, the consent of each component entity is required before the investment policies can be changed. In some cases, however, the required consent is based on the relative percentages of capital committed by the investors across the whole Fund. Typically, a Fund that is a limited partnership can only change its investment policies with the consent of investors holding at least 60% to 75% of its committed capital (and in certain cases with the consent of the general partner), and a Fund that is a unit trust can only change its investment policies with the approval of 75% of the unitholders present and voting at a meeting for which a special quorum will apply. The terms of certain unit trusts, however, require the consent of holders of at least 75% in nominal value of units in addition to, or instead of, the approval described in the preceding sentence.

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

         Distributions

When an investment is realized or income from an investment is received, the capital realized or income received (after payment of expenses and special allocation of profits interest to individuals connected with a particular Fund in accordance with the terms of the Fund's organizational documents, as described in more detail in "- Special Allocation of Profits," below) is generally distributed to the investors in proportion to their holdings in the Fund. In certain limited circumstances, which may vary between Funds, capital realizations can be reinvested by the Fund. Investors generally receive distributions (principally the proceeds of capital realizations) both before and after the Fund becomes fully called. The Fund's term may be extended for a specified period to enable an orderly disposition of the Fund's investments. Alternatively, the Fund's investments may be distributed as a dividend in kind. Extension of a Fund's term usually requires the consent of investors holding, in total, at least 60% to 75% of the interests in that Fund. If, toward the end of any such extension, there are still unrealized investments in the Fund, investors may agree either to a further extension or to a distribution in kind of the Fund's investments.

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

         Special Allocation of Profits

Individuals connected with the Funds are entitled to an allocation, as a "carried interest," of an aggregate of 20% of the profits arising in each Fund. In some Funds, performance hurdles must be met before the carried interest is payable. The performance hurdles are established upon the formation of each Fund and are based on a range of criteria. These usually take the form of a specified internal rate of return for investors, which is generally in the range of 5% to 12% for any one Fund.

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

Material Regulations

         Distributions

Pursuant to section 263 of the Companies Act, the Company may not make a distribution except out of profits available for that purpose. For these purposes a "distribution" includes the payment of a dividend, and "profits available for distribution" are the Company's accumulated, realized profits (so far as not previously utilized by distribution or capitalization) less its accumulated realized losses (to the extent not previously written off in a reduction or reorganization of capital duly made). In addition, because the Company has "investment company" status within the meaning of Section 266 of the Companies Act, it may also, subject to and in accordance with the provisions of
Section 265 of the Companies Act, make a distribution at any time out of its accumulated, realized revenue profits (so far as not previously utilized by a distribution or capitalization), less its accumulated revenue losses (whether realized or unrealized), so far as not previously written off in a reduction or reorganization of capital duly made, if at the time the amount of its assets is at least equal to one and one-half times the aggregate of its liabilities, and if, and to the extent that, the distribution does not reduce that amount to less than one and one-half times that aggregate. This section provides a short summary of the provisions contained in the Companies Act relating to distributions by companies that have "investment company" status for the purposes thereof; further detailed provisions are set out in Section 265 of the Companies Act.

         Qualification as an Investment Trust

In order to qualify as an investment trust for U.K. tax purposes, the Company must comply with certain specific requirements relating to its structure and operation. See "Item 10. Additional Information - Taxation" for a full discussion of material tax regulations.

         Listing Rules

The Listing Rules include certain requirements relating to investment trusts and the Company's ongoing status as a listed company. In order to maintain the listing of its securities on the Official List, the Company must be able to demonstrate that the Directors will act independently of any investment managers. In addition, a majority of the Directors cannot be directors or employees of or professional advisers to the investment managers or any other company in the same group as the investment managers or to other investment companies that are managed by the investment managers or any other company in the same group as the investment manager. The Listing Rules contain extensive provisions dealing with, among other matters, the announcement of information to the UKLA and the LSE and to shareholders of the Company, transactions entered into by the Company and Directors' responsibilities.

C.       Organizational Structure

A detailed description of the subsidiaries of the Company as at December 31, 2005 is set out below:

                                          Country of                                                                    Profit after
                                       registration,                                                   Capital and       tax for the
                                       incorporation             Number of class of                    reserves at        year ended
                                                 and       shares/units held by the         Group     December 31,      December 31,
                                           operation     Group at December 31, 2005     holding %             2005              2005
                                                                                                           GBP'000           GBP'000
Company and business
The Platinum Trust (unit trust)             Guernsey               23,112,'A' units            99           55,243            13,803
- investment                                                          900 'B' units            90
SVG Advisers Limited                              UK      4,250,000 Ordinary Shares           100            2,454           (1,509)
- advisory and administration
services
SVG North America Inc                             US            3,000 Common Shares           100              112                12
- broker/dealer
SVG Advisers Inc.                                 US              375 Common Shares           100              200              (40)
- investment advisor
SVG Investment Managers Limited                   UK        250,000 Ordinary Shares           100              375                30
- investment manager

Further details relating to the Company's subsidiaries are included in "Item 4. Information on the Company - Enlargement of the Company's Operations."

Relationship between the Funds and the Company

The Company is an independent fund of funds that has holdings in 18 Funds.

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

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS


A.       Operating Results

Overview

As required by the Companies Act 1985 and Article 4 of the European Union IAS Regulation, the consolidated financial statements of the Group have been prepared, for the first time, in accordance with International Financial Reporting Standards as adopted by the European Union.

To facilitate comparison, a balance sheet as at 1 January 2005 and a reconciliation of shareholders' funds as at 31 December 2004 are shown in note 34 to the financial statements. For a further discussion of the Group's adoption of IFRS, see notes 1 and 2 to the financial statements.

The Group's 2004 financial statements were prepared in accordance with then current UK generally accepted accounting principles ("UK GAAP" or "previous GAAP") comprising standards issued by the UK Accounting Standards Board, pronouncements of the Urgent Issues Task Force, relevant Statements of Recommended Accounting Practice and provisions of the Companies Act 1985.

The  Group  also  presents   information  under  generally  accepted  accounting
principles in the US ("US GAAP"). Please refer to note 36 to the financial statements.

As discussed above, the results for the years to December 31, 2004 and 2005, have been prepared in accordance with IFRS, which SVG Capital adopted for the first time during 2005. The results for earlier years have not been restated on a comparable basis and are therefore not discussed in this section.

Over the two years to December 31, 2005, SVG Capital's fully diluted net asset value per share, calculated in accordance with IFRS, has increased by 43.6% from 465.0p to 667.8p.

Key contributing factors to this increase have been improved earnings and a focus on cash flow generation and debt repayment within the underlying portfolio companies, which have had a positive impact on portfolio company valuations. In addition, SVG Capital has benefited from several large realizations during the two years in the period ended December 31, 2005.

SUMMARY RESULTS FOR THE YEAR ENDED DECEMBER 31, 2005 COMPARED TO THE YEAR ENDED DECEMBER 31, 2004

The Company's consolidated net assets per share increased by 19.6% from 558.2p at December 31, 2004 to 667.8p at December 31, 2005 (shareholders' funds of GBP902.4 million). This compares with a 20.0% increase in consolidated net assets per share (from 465.0p to 558.2p) during the year ended December 31, 2004.

Overall, the operating environment for the portfolio companies improved during the year ended December 31, 2005, with many companies successfully growing earnings, and there were several material write-ups during the year. In addition, the portfolio benefited from rising equity markets, which had a significant impact on the valuation of the quoted portfolio.

         Company's Business

The Company carries on business as an investment trust and is an investment company within the meaning of section 266 of the Companies Act 1985. In order to obtain exemption from capital gains tax, the Company has conducted itself with a view to being an approved investment trust for the purposes of Section 842. The last accounting period for which the Company has been treated as approved by H.M. Revenue and Customs as meeting the qualifying criteria for investment trust status is the year ended December 31, 2004 and the Company has subsequently conducted its affairs so as to enable it to continue to qualify for such approval.

         Profitability

Total consolidated profit for the year attributable to equity shareholders was GBP156.6 million (2004: GBP128.8 million). Consolidated profits are dominated by returns on the investment portfolio, as would be expected given the nature of the Company's activities.

As an investment trust and an investment company, it is important to distinguish between revenue profits and capital profits, and it is anticipated that returns for shareholders will derive primarily from capital profits. The consolidated revenue profit attributable to equity shareholders for the year ended December 31, 2005 was GBP14.3 million (2004: loss of GBP5.1 million). The increase in net revenue was largely because returns on the investment portfolio in the form of income rather than capital increased from GBP1.1 million in 2004 to GBP17.7 million in 2005. The consolidated capital profit attributable to equity shareholders for the year was GBP142.2 million (2004: GBP133.9 million).

         Dividend

The Company is prohibited by its Articles of Association from distributing as dividends any capital surpluses that arise from the realisation of investments. Accordingly, any dividends paid by the Company will be funded out of its revenue account.

The Company's investment objective is one of capital growth and it is anticipated that returns for shareholders will derive primarily from capital. However, following the Annual General Meeting in April 2006 at which the accounts for the year ended December 31, 2005 were laid, the Directors declared an interim dividend of 3.1p per share out of available profits for the year ended December 31, 2005 in order to meet the requirements to ensure that the Company continues to qualify as an Investment Trust.

         Purchases of Shares for Cancellation

The Directors have not used the authority given to them at the Annual General Meeting of the Company held on April 25, 2005 to purchase any of the ordinary shares of the Company.

The total number of shares in issue on March 20, 2006 was 128,545,588 shares. To provide maximum flexibility, the Directors renewed the authority to purchase up to 14.99% of the share capital in issue on March 20, 2006 at the Annual General Meeting on April 24, 2006.

This authority will lapse at the conclusion of the Company's Annual General Meeting in 2007, unless renewed earlier.

As at June 30, 2006, the Company held no shares in treasury. Accordingly, the percentage figures in this and other sections of the report are all calculated exclusive of treasury shares.

The total number of options to subscribe for ordinary shares outstanding at June 30, 2006 was 8,555,060, which represented approximately 6.2% of the issued ordinary share capital at that date.

         Issue of New Shares

At the Annual General Meeting of the Company on April 25, 2005, the Directors were given powers to allot relevant securities and to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply. The Directors renewed these powers at the Annual General Meeting held on April 24, 2006 pursuant to Resolutions 9 and 10, as detailed below.

Resolution 9 gave the Directors the power to allot relevant securities up to an aggregate nominal amount of (a) GBP1,285,455 (equivalent to 1% of the Company's issued ordinary share capital as at March 20, 2006) in connection with the Company's Executive Share Option Plan, and (b) GBP42,848,529 (equivalent to one-third of the Company's issued ordinary share capital as at March 20, 2006).

Resolution 10 gave the Directors the power to allot equity securities as if the pre-emption provisions in section 89(1) of the Companies Act 1985 did not apply
(a) up to an aggregate nominal amount of GBP1,285,455 (equivalent to 1% of the Company's issued ordinary share capital as at March 20, 2006) in connection with the Company's Executive Share Option Plan; (b) pursuant to rights issues and other pre-emptive issues; and (c) up to an aggregate nominal amount of GBP12,854,558 (equivalent to 10% of the Company's issued ordinary share capital as at March 20, 2006).

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

The Directors intend to exercise the authority referred to in paragraph (b) of Resolution 9 generally to issue relevant securities whenever they believe it is advantageous to shareholders to do so.

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

The authorities taken under Resolutions 9 and 10 will lapse at the conclusion of the Company's Annual General Meeting in 2007, unless renewed earlier.

         Foreign Currency Fluctuations

Information regarding the impact of foreign currency fluctuations on the Company is contained in Note 33 of the accompanying financial statements.

INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2005

         Portfolio Overview

The private equity portfolio was very cash generative during the year. In particular, both the debt and equity capital markets were favourable, and a significant percentage of distributions were the result of recapitalizations or successful IPOs and subsequent sales of quoted holdings.

Over the longer period, SVG Capital's growth in net assets continues to outperform public markets. SVG Capital reported a compound growth in net assets per share of 8.7% p.a. over the last five years and 13.8% p.a. since listing in 1996, a respective out-performance of 9.7% p.a. and 9.4% p.a. of the FTSE All-Share (capital only).

         Outlook

The portfolio of companies is well diversified, by vintage year, industry and geography, with many companies successfully growing earnings and repaying debt, through strong underlying cash flows.

SVG Capital has outperformed public markets since its launch in 1996. However, manager selection is key, as the differential between top and median managers is far more pronounced than in most other asset classes. SVG Capital is aligned with one of Europes' leading private equity firms, Permira, who have produced top quartile returns for investors.

         CEO's Operating Review

SVG Advisers has continued to build on its strong start. The business has grown substantially and, at December 31, 2005, had over 40 employees, advising six private equity fund of funds and three public equity funds. Third-party funds under management and commitments totalled EUR2.8 billion at June 30, 2006.

In line with its principal investment objective, SVG Capital will be making a commitment of EUR2.8 billion to Permira IV, as outlined in "Item 5. B. Liquidity and Capital Resources - Permira IV commitment".

         Private equity fund of funds

         New fund launches

         Schroder Private Equity Fund of Funds III (SPEFOF III)

Launched in September 2005, SPEFOF III had a final close in April 2006 with total commitments of EUR422 million. SVG Advisers is the investment adviser to SPEFOF III. Like its predecessors, the fund is listed on the Dublin Stock Exchange and has been structured to meet the requirements of both high-net-worth individuals, in addition to small and large institutions. The Company has committed EUR5 million to SPEFOF III, of which EUR1.25 million was called in April 2006.

         SVG Diamond II(1)

In February 2006, SVG Diamond II successfully raised EUR500 million through a Collateralised Fund Obligation ('CFO') of private equity funds, comprising
EUR325 million of investment grade bonds and preferred equity shares representing commitments of EUR175 million as at closing. A similar structure to its award-winning predecessor, SVG Diamond II is a CFO of private equity funds incorporating drawable equity, reinvestment and over-commitment strategies. The CFO will be focused predominantly on buy-outs in Western Europe and the US and will have an over-commitment facility of 140% (allowing a target investment capacity of EUR700 million). SVG Capital has a long-term commitment of EUR60 million to the preferred equity shares and a total initial commitment of EUR72.5 million.


(1) SVG Diamond Holdings II Limited and SVG Diamond Private Equity II plc


         Existing funds

All of the fund of funds advised by SVG Advisers have reported strong results in 2005.

         Schroder Private Equity Fund of Fund (SPEFOF)

The 2001 vintage SPEFOF completed its investment program during the year. In total, the fund has commitments of EUR290 million to 25 funds and has reported growth in net assets of 21.3% since launch (as at 30 September 2005).

         Schroder Private Equity Fund of Fund II (SPEFOF II)

SPEFOF II raised EUR285 million in 2003. As at 30 September 2005, the fund had made commitments totalling approximately EUR299 million to 20 funds and had reported growth in net assets of 9.9% since launch.

         P123

P123, which launched in 2003 as a fund of Permira pan-European buy-out funds, benefited from significant distributions and several material write-ups in its portfolio during 2005. Since its inception, P123 has reported growth in net assets of 37.4%. SVG Capital has a 38.6% holding in P123. It is included in the Company's core portfolio of 18 Funds that form the basis for achieving its primary investment objective.

         SVG Diamond(2)

SVG Diamond, is a EUR400 million CFO of private equity funds that closed in September 2004 comprising EUR260 million of investment grade bonds and preferred equity shares representing commitments of EUR140 million as at closing. At December 31, 2005, SVG Diamond had an investment portfolio valued at EUR191.6 million, with EUR179.9 million of uncalled commitments. On closing, SVG Capital had a long-term commitment of EUR50 million to the preferred equity shares.

         Public equity

The SVG Advisers public equity team was established in 2002 and managed or advised combined commitments, funds and segregated mandates of approximately GBP307 million (EUR450 million) at the year end.

         New fund launches

         Strategic Equity Capital plc

Strategic Equity Capital plc is an investment trust listed on the London Stock Exchange. Strategic Equity Capital plc listed in July 2005 having raised GBP70.4 million, which at the time represented the largest primary fund-raising for a UK investment trust since the start of 2003. The investment objective of Strategic Equity Capital plc is to achieve absolute returns over a medium-term period, principally through capital growth, by primarily investing in UK public companies that the Manager believes are undervalued and could benefit from strategic, operational and management initiatives. The investment appraisal process used for Strategic Equity Capital plc involves private equity investment techniques and a practice of constructive corporate engagement. At December 31, 2005, Strategic Equity Capital plc was approximately 40% invested with holdings in 10 companies. SVG Capital plc purchased 15 million Strategic Equity Capital plc shares at launch, equating to 21% of the issued share capital.


(2) SVG Diamond Holdings Limited and SVG Diamond Private Equity plc


         Existing funds

The funds advised by the team have produced strong results.

         SVG UK Focus Fund

The SVG UK Focus Fund, a sub-fund of SVG Investment Funds (Dublin) plc, which is an open-ended investment company, finished the year with net assets of GBP190.5 million (up from GBP15.4 million at launch in 2003) and reported a growth in net assets per share of 45% since launch. A new sub-fund, the SVG UK Alpha Fund, was launched in 2006.

The SVG UK Alpha Fund aims to invest in publicly listed equities to maximise absolute returns. The fund will invest in a maximum of 60 companies that are listed on the UK stock market. The fund was launched in March 2006 and had assets of GBP5.6 million at June 21, 2006.

SVG Capital plc invested GBP7.6 million in the SVG UK Focus Fund at launch and has invested a further GBP1 million in the SVG UK Alpha Fund.

         The Strategic Recovery Fund

The Strategic Recovery Fund, had a final close in January 2004 with commitments totalling GBP15 million, including a GBP7.4 million co-investment commitment by SVG Capital plc. At May 31, 2006, the fund had generated a net IRR of 46% since launch, after realizing its final investments. On April 26, 2006, the fund distributed the proceeds from the disposal of its final portfolio investment and is now in the process of being wound-up. Following on from the success of this fund, SVG is launching a successor fund, The Strategic Recovery Fund II.

         Outlook

The team has been quick to react to new changes in the marketplace and has built a reputation for innovation and we are seeing the benefits of sound structuring and good investment selection.

The private equity team committed over EUR830 million to new partnerships including approximately EUR380 million of secondaries during the year ended December 31, 2005, which compares to a total of EUR125 million committed in 2004. This substantial growth in investment rate has been accomplished at a time of increasing competition for quality primary funds and tightening of prices for secondaries. The public equity team has almost doubled funds under management in the year and the team has expanded.

We are planning to launch a number of new funds during the course of 2006, including several feeder vehicles into Permira's next fund, Permira IV. These vehicles will seek to provide investors with an attractive structured access to Permira IV.

         Portfolio Review

Overall, the operating environment for the portfolio companies improved during the year, with many portfolio companies successfully growing earnings, despite concerns regarding a softening of consumer spending and rising commodity and oil prices. Again, a focus on cash generation and debt repayment had a positive impact on valuations and a number of the portfolio companies have undergone recapitalizations during the year.

The portfolio was very cash generative, with distributions from the private equity portfolio reaching GBP285.8 million(3) during the year, double that of 2004 and well ahead of total calls paid of GBP89.1 million(4). The exit environment improved. In particular, the capital markets were favourable and a significant percentage of distributions were the result of recapitalizations or successful IPOs and subsequent sales of quoted holdings.

The improved operating environment and positive earnings growth led to several material write-ups during the year, including New Look, Intelsat and debitel, all of which underwent recapitalizations in the first half and have been written up on an earnings basis.

The majority of the portfolio (38%) at the year-end continues to be valued on an earnings basis. Given the strong performance of the quoted portfolio, the flotation of Premiere and Inmarsat and the sale of Memec to Avnet, Inc., the portfolio's weighting to quoted companies at December 31, 2005 was relatively high (35%), despite the partial realisations of a number of holdings in quoted companies. The remainder of the portfolio is either valued on a cost (20%) or third-party basis (7%). Since the year-end a number of quoted holdings have been sold and one portfolio company has had a successful IPO (Marazzi). Allowing for these movements, the percentage of the portfolio valued on a quoted basis is expected to decrease.

In total there were 125 companies in the portfolio at December 31, 2005, of which the 20 largest underlying companies represent 74% of the portfolio(5) and 61% of net assets. The portfolio is focused on four key sectors: consumer and leisure; computer/other electronics/communications; medical and health; and other services, which together make up 95% of the portfolio. European and multinational companies continue to dominate the portfolio, with the remainder invested in North American or Asian companies.

Overall, foreign exchange movements had a positive impact of GBP4.9 million on the portfolio's sterling valuation as sterling's strengthening against the euro was more than offset by its 11% weakening against the US$.

         Portfolio changes

There  were a number  of  material  write-ups  over the 12 months  with  several companies moving from cost to an earnings, quoted or third-party valuation basis. In particular, New Look, Intelsat and debitel all underwent recapitalizations and have been written-up at December 2005, adding GBP69.0 million (47.0p) to the value of the portfolio during the year.


(3) Including GBP17.7 million of income

(4) Excluding GBP16.8 million investment in Strategic Equity Capital plc and Strategic Recovery Fund

(5) Gross investment portfolio of GBP739.8 million


         Uplifts in valuation:

Company                           December 31, 2005              December 31, 2004       Proceeds in      Change in year
                                          Valuation                      Valuation              year *
                                            GBP'000                        GBP'000           GBP'000             GBP'000
New Look                                     26,908                          20,292           22,030              28,646
debitel                                      19,209                          20,387           21,648              20,470
Intelsat                                     19,694                         **8,520            8,666              19,840

* Including P123
** Investment in Intelsat was made in January 2005


There were several other smaller write-ups, predominantly as a result of companies moving from a cost to an earnings or third-party basis for the first time. The three most notable were Vendex, Marazzi and Ferretti.

Vendex is the largest non-food retailer in the Benelux with market leading positions in the department store, DIY, apparel and consumer electronics sectors. The company completed a sale and leaseback of its property portfolio in the fourth quarter of 2005, returning approximately 65% of cost to investors. At December 31, 2005, SVG Capital's holding in the company was valued on an earnings basis at GBP16.6 million which, together with the value of the sale and leaseback of its property portfolio, represents a GBP9.0 million (6.2p) uplift to its December 2004 valuation.

Marazzi, the world leader in design, manufacturing and sales of ceramic tiles successfully listed on the Italian Stock Exchange in February 2006, with shares being placed at EUR10.25 each. Funds advised by Permira sold approximately two-thirds of their shareholding in the company at the flotation and the value of this partial realisation for SVG Capital was approximately GBP14.8 million. The December 2005 third-party valuation of GBP23.8 million represents the approximate cash proceeds from the partial realization and a discounted post flotation valuation of the remaining shares(6). This represents an approximate uplift of GBP8.7 million (6.0p per share) to the December 2004 valuation.

Ferretti, the world's leading producer of luxury motor yachts, completed a recapitalization during the year, returning approximately 45% of cost to investors. The value of this recapitalization for SVG Capital is GBP17.0 million which, together with the December 2005 valuation of the company of GBP31.6 million, represents a GBP7.7 million (5.2p) uplift to the December 2004 valuation.

         Uplifts in valuation:

Company                           December 31, 2005              December 31, 2004       Proceeds in      Change in year
                                          Valuation                      Valuation              year *
                                            GBP'000                        GBP'000           GBP'000             GBP'000
Vendex                                       16,609                          20,100         **12,521               9,030
Marazzi                                      23,781                          15,772              740               8,749
Ferretti                                     31,596                          40,974         **17,065               7,687

* Including P123
** Not distributed at December 31,2005


(6) At December 31, 2005 Marazzi was valued on a third-party basis and a discount of 25% has been applied to the remaining holding in the company. The IFRS value of this remaining holding at February 28, 2006 was GBP11.2 million


The portfolio also benefited from favourable equity capital markets and a number of quoted portfolio companies share prices have performed well during the year, including Inmarsat, Avnet, Inc., austriamicrosystems and Washtec.

Inmarsat, the leading provider of global mobile satellite communications, floated on the London Stock Exchange in June 2005, with shares being placed at 245p. In October 2005, funds advised by Permira sold 40% of their holding in the company realizing approximately GBP11.8 million of value for SVG Capital. At December 31, 2005, SVG Capital's remaining holding in Inmarsat was valued at GBP19.7 million. This, together with the proceeds from the partial realization and the redemption of GBP7.2 million of shareholder loans at the flotation, represents an uplift of GBP28.6 million (19.5p) to the December 2004 valuation.

Funds advised by Permira sold their holding in the global semiconductor distribution company, Memec, to the New York listed Avnet, Inc. in a stock and cash transaction which completed in July 2005. At December 31, 2005, SVG Capital's holding in Avnet, Inc. was valued at GBP53.2 million, an uplift of GBP28.2 million (19.2p) to the December 31, 2004 valuation of Memec.

         Uplifts in valuation:

Company                           December 31, 2005              December 31, 2004     Proceeds in    Change in year
                                          Valuation                      Valuation            year *
                                            GBP'000                        GBP'000         GBP'000           GBP'000
Inmarsat                                     19,710                          10,128         19,066           28,648
Avnet, Inc.                                  53,154                          29,721          4,763           28,196
austriamicrosystems                          21,637                          20,087         12,087           14,357
Washtec                                      12,482                           9,395          5,586            8,673

* Including P123

Mark-downs in the year included Premiere, whose share price fell in December 2005 following the announcement of its loss of the TV rights for the 2007 German football season.

         Mark-downs in valuation:

Company                           December 31, 2005              December 31, 2004       Proceeds in      Change in year
                                          Valuation                      Valuation              year *
                                            GBP'000                        GBP'000           GBP'000             GBP'000
Premiere                                      7,588                         73,616            57,875              (8,153)

* Including P123

         Realizations

The portfolio was very cash generative and distributions from the private equity portfolio totalled GBP285.8 million(7) for the year, double that of 2004. Approximately 37% of these were a result of recapitalizations, with the remainder being made up of 19 full and 30 partial realizations. With the exception of recapitalizations, the most material distributions during the year were the partial realizations of Premiere, Inmarsat (mentioned above) and austriamicrosystems.


(7) Including GBP17.7 million of income


Funds advised by Permira sold approximately 75% of their holding in Premiere in two tranches, the first at the flotation of the company in March 2005 and the second in October 2005. In total, the value of these two realizations for SVG Capital was GBP57.9 million, with its remaining holding in Premiere valued at GBP7.6 million at December 2005. This valuation, together with the value of the two partial realizations, represents an approximate multiple of 5 times SVG Capital's original investment cost.

Approximately 40% of SVG Capital's holdings in austriamicrosystems, the Zurich listed specialist semiconductor manufacturer, was sold in November 2005. The value of this partial realization for SVG Capital was approximately GBP12.8 million.

Since the year-end, SVG Capital's holdings in Avnet, Inc., Washtec, Inmarsat and austriamicrosystems have been fully realized. The respective value of these realizations for SVG Capital is expected to be GBP50.8 million, GBP16.0 million, GBP20.8 million and GBP22.8 million.

         New investments

18 new and 29 follow-on investments were made during the year with a total of GBP89.1 million(8) of calls paid. The larger new investments were Jet Aviation, the Gala Group(9), including a follow-on investment to fund its acquisition of Coral Eurobet, Cortefiel, SBS Broadcasting(10), and a new investment in TDC(11).

Jet Aviation was founded in 1967 and is a leading global business aviation company employing more than 3,500 personnel in over 60 facilities and stations around the world. The company provides maintenance, completions and engineering services, fixed base operations and airline handling, along with aircraft sales, charter and management on a global basis. In addition, Jet Aviation operates an aircraft management and charter fleet of more than 160 jets in Europe, Asia, the Middle East and the US. SVG Capital's share of this investment is expected to be approximately GBP14.5 million.

In August, funds advised by Permira announced an agreement to buy an equity stake in the Gala Group, one of the UK's largest gaming companies. The Group's principal business is its operation of 166 bingo clubs and 30 casinos. SVG Capital's share of this investment is expected to be approximately GBP26.1 million.

Funds advised by Permira have backed the GBP2.2 billion acquisition of Coral Eurobet by one of their portfolio companies, Gala Group. The transaction creates Europe's pre-eminent integrated betting and gaming company with strong market positions in licensed betting offices, bingo and casinos and a high quality multimedia offer. Coral Eurobet is one of the leading betting and gaming operations in the world. After this follow-on investment, the total value of SVG Capital's interest in Gala Group is approximately GBP42.8 million, making it SVG Capital's third largest investment at December 31, 2005.

Cortefiel is the number two specialist apparel retailer in Spain. It operates a multi-format network with three main concepts: Cortefiel, with 222 stores primarily in the Iberian market offering casual wear for 30+; Springfield, with 329 stores and 113 franchises targeting the 18-30s and Women's Secret, selling underwear through 169 stores and 70 franchises. Headquartered in Madrid, Cortefiel, employs around 10,000 people. SVG Capital's share of this investment is expected to be up to approximately GBP17.6 million.


(8) Excluding GBP16.8 million investment in Strategic Equity Capital plc and Strategic Recovery Fund

(9)  SVG Capital's follow-on investment in Gala of GBP17.1 million is uncalled

(10) SVG Capital's investment in SBS of GBP32.1 million was called in February 2006

(11) SVG Capital's investment in TDC of GBP22.8 million was partially called in February 2006


In August, funds advised by Permira, in partnership with KKR, announced that they had entered into a definitive agreement with SBS Broadcasting for its acquisition. SBS Broadcasting is a European commercial television and radio broadcasting company with operations across Western and Central Europe. The company operates 16 television stations, 21 premium pay channels and 11 radio networks, reaching 100 million people in nine countries. SVG Capital's share of this investment is expected to be approximately GBP32.8 million.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organised as six main business lines: TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories and TDC Services. Funds advised by Permira, alongside other private equity investors, backed a public to private offer for this company in November 2005. SVG Capital's share of this investment is approximately GBP22.8 million.

         Valuation basis

The most significant change in the valuation basis analysis is the increase of the portfolio's weighting to quoted holdings to 35%. In addition to the strong performance of the quoted portfolio, this increase is a result of the flotation of Premiere and Inmarsat, the sale of Memec to Avnet, Inc., and the new investment in TDC. The decrease in the portfolio's weighting to companies valued on a third-party basis is a result of the flotation of Premiere in March 2005, which was valued on a third-party basis at December 2004.

         Valuation analysis (% of Portfolio by value)

                                 December 31, 2005   December 31, 2004 *
Cost (12)                                       20                    23
Earnings                                        36                    39
Written down - earnings                          2                     3
Written down                                     0                     2
Third-party                                      7                    15
Quoted                                          35                    18



         *   Restated for IFRS valuations.

Since the year end, several of SVG Capital's holdings in quoted companies have been fully realized and the portfolio's weighting to quoted companies is expected to fall to approximately 26%.

The average weighted discounted earnings multiple used to value the portfolio increased to 6.7 (December 2004: 6.6). This slight increase was predominantly a result of several companies moving from a cost to an earnings valuations basis at slightly higher discounted earnings multiples. The average discount applied to companies valued on an earnings basis was 33%.


(12) Investments are carried at cost where this represents the Directors' best estimate of fair value


         Geographical and sector distribution (% of Portfolio by value)

There have been two small changes in the portfolio's geographical weighting with an increase in its exposure to companies operating in the UK and a decrease in its exposure to multinational companies. These changes are a reflection of realizations and revaluations in the portfolio, such as the recapitalization of Cognis and write-ups of companies such as New Look and the AA, which has been written up on an earnings basis to GBP34.1 million.

                                December 31, 2005   December 31, 2004*
Multinational                                  21                   25
Continental Europe                             36                   36
UK                                             26                   21
North America                                   7                    8
Far East/Asia Pacific                          10                   10



         *   Restated for IFRS valuations

There have been several changes to the portfolio's sector exposure, the largest of which is the increase in its exposure to computer/other electronics/communications sectors, a result of new investments such as Intelsat and TDC, in addition to the uplifts in value of Avnet, Inc. and Inmarsat.


         Sector Analysis (% of Portfolio by value)

                                                 December 31, 2005            December 31, 2004 *
Consumer and leisure                                            49                             49
Medical/health                                                  11                             12
Computer/other                                                  25                             16
electronics/communications
Chemicals                                                        1                              6
Industrial produces/services                                     3                              6
Other manufacturing                                              1                              3
Other services                                                  10                              8

* Restated for IFRS valuations

Of the 49% invested in the consumer and leisure sector as a whole, 21% is invested in companies in the leisure sector, 16% in retail companies, 5% in media companies and 7% in 'other consumer'.

         Portfolio maturity

The average age of the portfolio at December 31, 2005 had fallen with 61% of investments held for less than three years; 47% being held for under two years; and 22% held for less than a year.

         Deal type

SVG Capital's portfolio remains focused towards Management Buy-Outs/Ins (85%) with a small exposure to Development Capital (12%). SVG Capital's exposure to early stage companies (3%) is entirely in the life sciences sectors.

         Fund commitments

At December 31, 2005, SVG Capital had GBP314.4 million of uncalled commitments to six private equity funds (December 2004: GBP411.4 million to seven funds). In addition, SVG Capital also had a GBP14.4 million uncalled commitment to P123; and an uncalled commitment of GBP35.3 million to SVG Diamond.

On March 20, 2006, SVG Capital announced a commitment of EUR2.8 billion to Permira IV. In addition, since December 31, 2005, the Company has made further commitments of EUR72.5 million to SVG Diamond Holdings II Limited; EUR5 million to Schroder Private Equity Fund of Funds III; and $50 million to SV Life Sciences Fund IV.

                        Uncalled Fund Commitments at December 31, 2005

Fund                                                         Amount                 Amount        SVG Capital uncalled
                                                             called               uncalled
                                                   (local currency)       (local currency)                 commitment*
                                                           millions               millions                GBP millions
Permira Europe II                                          EUR565.0                EUR85.2                        58.5
Permira Europe III                                         EUR224.0               EUR284.0                       195.1
The Japan Fund IV                                        YEN4,423.6             YEN6,290.0                        31.0
SV Investments Fund I                                       US$52.6                US$10.6                         6.2
Schroder Ventures
International Life Sciences Fund II                         US$40.1                 US$6.6                         3.9
Schroder Ventures Life Sciences Fund III                    US$41.3                US$33.8                        19.7
P123                                                        EUR83.8                EUR21.0                        14.4
SVG Diamond                                                       -                EUR51.4                        35.3

Total                                                                                                            364.1


*based on exchange rates at December 31, 2005.

SVG Capital's return on its holdings of its private equity funds, including P123, is summarised below.

         Holdings of private equity funds - IFRS valuation basis

                                                                                  Year to                     Year to
                                                                        December 31, 2005           December 31, 2004
                                                                                     GBPm                        GBPm
Opening valuation                                                                   714.1                       567.4
Calls payable                                                                        89.1                       159.5
Distributions receivable                                                         (268.1)*                     (143.9)

                                                                                    535.1                       583.0

Increase in value of portfolio                                                      135.1                       140.5
(Less)/plus foreign exchange movement                                                 4.9                       (9.4)

                                                                                    140.0                       131.1

Closing portfolio                                                                   675.1                       714.1


* Not including GBP17.7 million of income

         Cash and marketable securities

At December 31, 2005, SVG Capital's gross cash balance of GBP205.0 million (December 2004: GBP25.1 million) was held principally in money market funds and treasury bills. Between the year-end and May 31, 2006, SVG Capital has received further Fund distributions totalling GBP175.1 million and paid calls of GBP94.5 million. In addition, following the closing of SVG Diamond II after the year-end, SVG Capital received approximately GBP37.2 million from the transfer of warehoused funds to SVG Diamond II.

INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2004

         Portfolio Overview

The Company's net assets increased by 20.0% to 558.2p per share (fully diluted) in the 12 months to December 31, 2004, comparing favourably to public markets, with the FTSE All-Share Index increasing by 9.2% over the same period.

This performance was driven by a general improvement in both the operating and exit environment and by a significant increase in distributions from the portfolio, especially from recapitalizations, which together led to several material increases in valuation.

         CEO's Operating Review

It has been over three years since the launch of SVG Capital's fund management business, SVG Advisers. In that time, combined third-party funds under management and commitments have grown from zero to approximately EUR1.5 billion at December 31, 2004 and the business made a modest profit in 2004.

This successful growth has been achieved in a difficult fund raising environment for private equity, and the team has reacted quickly to changes in the marketplace. Over this time, SVG Advisers has built a reputation for innovation and for performance in all of its products.

The business now advises four private equity funds of funds and two public equity funds.

         Private equity

The Schroder Private Equity Fund of Funds I and II, which are advised by SVG Advisers, reported strong results for the year ended December 31, 2004. Both funds of funds benefited from early realizations in their underlying portfolios, and both were ahead of our expectations on cash generation. The Schroder Private Equity Fund of Funds I, which closed in 2002 with commitments totalling EUR242, million was almost fully committed at December 31, 2004, with commitments to 22 underlying funds broadly split between the US and Europe. Its successor fund, the Schroder Private Equity Fund of Funds II, closed in 2004 with commitments totalling EUR285 million and follows the same investment guidelines as its predecessor.

P123, the fund of Permira pan-European buy-out funds, in which SVG Capital has a 38% holding, benefited from significant cash distributions during the year. P123 closed in December 2003 with EUR167 million of commitments from external investors, EUR105 million of secondary assets in Permira Europe I and II and an uncalled commitment to Permira Europe III of EUR367 million. Since its establishment, distributions and uplifts in value of portfolio companies have outweighed management fees, which given the size of P123's commitment to Permira Europe III, compared to its exposure to the more cash generative secondary assets (a ratio of over 3:1), is particularly encouraging.

In September 2004, we successfully closed SVG Diamond(13), a EUR400 million Collateralised Fund Obligation of private equity funds. SVG Diamond comprised EUR260 million of investment grade bonds and preferred equity shares representing commitments of EUR140 million at closing. SVG Diamond is one of the few investment vehicles to have successfully raised capital from the fixed income markets for investment in private equity, and is the first of its kind to incorporate drawable equity, reinvestment and over commitment strategies. Its portfolio will include both secondary and primary private equity fund commitments, predominantly focused on buy-outs in Western Europe and the US. On closing, SVG Capital had an uncalled commitment of EUR50 million to the preferred equity shares.


(13) SVG Diamond Private Equity plc and SVG Diamond Holdings Limited


       Public equity

The two funds launched by SVG Advisers' public equity team, the SVG UK Focus Fund (a Dublin listed Open-Ended Investment Company) and The Strategic Recovery Fund (a UK Limited Partnership) performed very well over the year, both significantly outperforming public markets. At December 31, 2004, the team advised combined commitments, funds and segregated mandates of approximately GBP170 million, versus GBP41 million at the beginning of 2004.

The SVG UK Focus Fund reported an increase in net assets per share of 19.4%, over the year to December 31, 2004. The fund was established in August 2003 with net assets of GBP15.4 million, including a GBP7.6 million cornerstone investment from SVG Capital, with the objective of maximising returns for investors, predominantly through capital growth, by investing in quoted equities using private equity techniques. At December 31, 2004, the fund held 34 investments in a variety of sectors and had grown its net assets over the year from GBP26.1 million to GBP90.6 million. Since our initial investment in the fund, in August 2003, SVG Capital's holding has appreciated by 27.6% to GBP9.7 million(14), out-performing the FTSE All-Share by 9.0% over the same period.

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

         Outlook

The team has doubled since SVG Advisers was established in 2001, and the business is well placed to capitalise on the opportunities to create innovative products for investment in private equity or public equity using private equity techniques.

         Portfolio Review

Over the course of 2004 the operating environment for the majority of the portfolio companies improved. Overall, increases in earnings and a focus on cash flow generation and debt repayment had a positive impact on portfolio company valuations, despite a fall in the average weighted discounted earnings multiples used to value the portfolio. This, together with substantial cash distributions and a number of significant valuation write-ups, resulted in an increase of 20.0% in fully diluted net assets per share to 558.2p in the year to December 31, 2004.


(14) at December 31, 2004 exchange rates


An improved exit environment and an increased appetite for debt amongst institutional investors has led to an increase in both sales and refinancing activity. Distributions during the year ended December 31, 2004 totalled GBP143.9 million, a more than four-fold increase on the previous year. These were split between sales and recapitalizations, with the latter representing 40% of distributions.

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

Company                                           December 31, 2004               December 31, 2003    Change in year
                                                          Valuation                       Valuation           GBP'000
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

         Significant realizations during the year include:

                                                  Realization     31 December 2003                 Cost
                                                        value            Valuation
Company                                               GBP'000*             GBP'000              GBP'000
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

The portfolio is relatively focused, with the 20 largest underlying companies at December 31, 2004 representing 72% of gross assets. Of the 129 companies in the portfolio, 44% have been valued on an earnings basis, of which 3% are valued below cost, bringing the total percentage of the portfolio valued below cost to 5%. Approximately 15% of the portfolio is valued on a quoted basis with the remainder either valued at cost (24%) or on a third-party basis (15%). Taking into account the flotation of Premiere in March 2005, the percentage of the portfolio valued on a quoted basis will increase, with the percentage of the portfolio valued on a third-party basis decreasing.

The average discounted weighted earnings multiple used to value the portfolio fell during the year ended December 31, 2004 from 8.6 to 6.6. While this sharp decrease was mainly influenced by the fall in semiconductor multiples, weighted discounted earnings multiples for non-semiconductor companies also fell from 6.6 to 6.4. For the year to December 31, 2004, foreign exchange movements had a negative impact on the valuation of the portfolio of approximately GBP9.4 million.

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

SVG Capital's investment in Holmes Place has been written down on an earnings basis to GBP6.6 million (December 2003: GBP13.0 million). Competitive operating conditions, particularly in the UK, continued to deteriorate in 2004 following the investment in July
2003.

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


         Portfolio maturity

The average age of the portfolio at December 31, 2004 reduced, with 58% of investments held for less than three years, 43% held for under two years, of which 23% held for less than a year.

         Deal type

SVG Capital's portfolio at December 31, 2004 was focused towards Management Buy-Outs/Ins (85%) with a small exposure to Development Capital (12%). SVG Capital's exposure to early stage companies (3%) was entirely in the life sciences sectors.

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

                        Uncalled Fund Commitments at December 31, 2004

Fund                                                         Amount                 Amount        SVG Capital uncalled
                                                             called               uncalled
                                                   (local currency)       (local currency)                 commitment*
                                                           millions               millions                GBP millions
Permira Europe III                                         EUR128.5               EUR379.5                       268.7
Permira Europe II                                          EUR565.0                EUR85.2                        60.3
The Japan Fund IV                                        YEN2,350.6             YEN8,363.0                        42.5
The Japan Venture Fund III                               YEN2,962.6               YEN142.4                         0.7
Schroder Ventures US Fund                                  US$60.0m                US$13.2                         6.9
Schroder Ventures
International Life Sciences Fund II                         US$67.7                US$14.0                         7.3
International Life Sciences Fund III                        US$27.0                US$48.0                        25.0
Strategic Recovery Fund                                      GBP4.7                 GBP2.7                         2.7
P123                                                        EUR83.8                EUR21.0                        14.8
SVG Diamond                                                       -                EUR50.3                        35.6

Total                                                                                                            464.5

*based on exchange rates at December 31, 2004.


         Return on holdings of Funds

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


         Cash and marketable securities

At December 31, 2004, SVG Capital's gross cash balance of GBP25.1 million (December 2003: GBP47.7 million) was held in a combination of bank deposits and money market funds.

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

The Company expects to finance its commitments, over the longer term, out of existing financial resources and from distributions received from its Fund investments. In addition, the Company has a EUR600 million loan facility that could be drawn on to meet commitments as they fall due. Furthermore the Company is expected to raise, subject to completion of documentation, a combination of $170 million, EUR20 million and GBP7 million in 2006 through a private placement of senior unsecured loan notes.

General

Please refer to "Item 5. Operating and Financial Review and Prospects" for general information about the Company's liquidity and capital resources, including details of calls paid to and dispositions received from Fund investments.

         Recent Developments.

         Marazzi

Marazzi, the world leader in design, manufacturing and sales of ceramic tiles successfully listed on the Italian Stock Exchange in February 2006, with shares being placed at EUR10.25 each. Funds advised by Permira sold approximately two-thirds of their shareholding in the company at the flotation and the value of this partial realisation for SVG Capital was approximately GBP20.9 million. The December 2005 third-party valuation of GBP23.8 million represents the approximate cash proceeds from the partial realization and a discounted post flotation valuation of the remaining shares(15). This represents an approximate uplift of GBP14.8 million (10.0p per share) to the December 2004 valuation.


         SVG Diamond Holdings II Limited

In February 2006, SVG Diamond II successfully raised EUR500 million through a Collateralised Fund Obligation ('CFO') of private equity funds, comprising
EUR325 million of investment grade bonds and preferred equity shares representing commitments of EUR175 million as at closing. A similar structure to its award-winning predecessor, SVG Diamond II is a CFO of private equity funds incorporating drawable equity, reinvestment and over-commitment strategies. The CFO will be focused predominantly on buy-outs in Western Europe and the US and will have an over-commitment facility of 140% (allowing a target investment capacity of EUR700 million). SVG Capital has a long-term commitment of EUR60 million to the preferred equity shares and a total initial commitment of EUR72.5 million.


(15) At December 31, 2005 Marazzi was valued on a third-party basis and a discount of 25% has been applied to the remaining holding in the company. The IFRS value of this remaining holding at February 28, 2006 was GBP11.2 million



         Inmarsat

In March 2006, the Company realized their remaining holding in Inmarsat, the LSE quoted provider of satellite communication services. The value of this realization for SVG Capital is expected to be approximately GBP10.6 million. This realization, together with the value of the partial realization in January 2006 (GBP10.2 million), represents an uplift of GBP1.1 million (0.8p) to the December 2005 valuation of GBP19.7 million.

         austriamicrosystems

In March 2006, the Company realized their remaining holding in austriamicrosystems, the Zurich listed specialist semiconductor manufacturer. The value of this realization for SVG Capital is expected to be approximately GBP22.8 million, an uplift of GBP1.2 million (0.8p) to the December 2005 valuation of GBP21.6 million.

         Schroder Private Equity Fund of Funds III

Launched in September 2005, SPEFOF III had a final close in April 2006 with total commitments of EUR422 million. SVG Advisers is the investment adviser to SPEFOF III. Like its predecessors, the fund is listed on the Dublin Stock Exchange and has been structured to meet the requirements of both high-net-worth individuals, in addition to small and large institutions. The Company has committed EUR5 million to SPEFOF III, of which EUR1.25 million was called in April 2006.

         Platinum Trust

In April 2006, following a reorganization, the Platinum Trust paid cash distributions to SVG Capital plc of GBP29.0 million and EUR12.6 million. In addition, it made an in-specie distribution of Fund investments valued at approximately GBP18.3 million.

         EEMS

In April 2006, EEMS listed on the Italian Stock Exchange with shares placed at EUR8.20 per share, capitalizing the company at EUR337 million. Funds advised by Permira have sold approximately 30% of their shareholding in the company at the flotation. The value of this partial realization for SVG Capital was approximately GBP5.5 million.

Following the flotation, the IFRS value of SVG Capital's remaining holding in EEMS is GBP14.2 million(16). This, together with the value of the partial realization, represents an uplift of GBP7.4 million (5.0 p per share - fully diluted) to the December 2005 valuation of GBP12.3 million. Funds advised by Permira are subject to a 180 day lock-up period in relation to their holding in EEMS.

         Bond conversion

On May 22, 2006, the Company announced that it had exercised its right to call for redemption of the GBP49 million Bonds 2013 in issue and gave holders of the Bonds 2013 the option to convert their holding into Ordinary Shares. On June 7, 2006, a total of 10,208,327 Ordinary Shares were allotted on conversion of all the Bonds 2013 in issue. On June 14, 2006, the listing for the Bonds 2013 was cancelled.


(16) As at June 26, 2006.


         New Look

One of the leading UK fashion retailers completed its second recapitalization. The value of this recapitalization for the Company is GBP18.9 million, bringing total proceeds back to investors to 2.1x original cost.

         AA
The UK's largest roadside recovery business and one of the leading insurance brokers successfully completed a refinancing returning approximately 80% of cost to investors. The value of this recapitalization for the Company is GBP25.4 million, bringing total proceeds back to investors to 1.0x original cost.

         Vendex

The largest non-food retailer in the Benelux area successfully completed a recapitalization returning approximately 46% of cost to investors. The value of this recapitalization for the Company is GBP8.8 million, which together with the sale and leaseback that was completed in November 2005, brings total proceeds back to investors to 1.1x original cost.

         GNV

A leading European ferry company, GNV recapitalized returning approximately 35% of cost to investors. The value of this recapitalization for the Company is GBP4.4 million (not distributed by the fund to date).

         GlycoFi

GlycoFi was purchased by Merck in June 2006. The Company received proceeds of GBP6.7 million from this sale, an uplift of 3.8p per share to the December 2005 valuation and a multiple of 9.0x cost.

         Rinat

Rinat was sold to Pfizer in April 2006. The Company received proceeds of GBP4.5 million from this sale, an uplift of 2.5p per share to the December 2005 valuation and a multiple of 6.0x cost.

         Aearo Technologies

Funds advised by Permira have backed the management buy-out of Aearo Technologies, Inc. The company is a global leader in the personal protection equipment industry, competing primarily in the higher value added hearing, eye, head, face, respiratory and fall protection market segments. The Company's share of this investment is approximately GBP20.1 million.

         TDC

Following the tender offer for TDC, a Danish provider of communincations solutions, the Company's share of this investment has increased to approximately GBP49.5 million.

         Intelsat

Intelsat has completed the acquisition of PanAmSat creating the world's largest fixed satellite services provider. This acquisition required no further funding from investors.

         Senior Unsecured Notes

-See "Item 5. B. Liquidity and Capital  Resources - Potential Sources of Capital
- Senior Unsecured Notes" for further details.

         Permira IV commitment

In line with its principal investment objective of achieving capital appreciation by investing in private equity funds that are managed or advised by Permira, SVG Capital has made a EUR2.8 billion commitment to Permira's next private equity fund, Permira IV. It is expected SVG Capital's commitment to Permira IV will be drawn down during the fund's six year Investment Period.

Permira IV will focus on investments in established businesses, capable of performance improvement and/or significant growth. The core focus will continue to be European buy-out opportunities, in addition Permira IV will consider opportunities originated by the Permira offices in New York and Toyko (the former only in international as opposed to domestic US buy-outs). Permira has a sector-focused approach to deal initiation and selection and has considerable experience in investing in Consumer, TMT (technology, media, telecoms), Chemicals and Industrial Products and Services sectors.

         Permira IV products

In addition to investing directly in Permira IV, SVGA expects to launch various products providing investors with access to Permira IV. These products are expected to include Sapphire PCC Limited, a feeder vehicle for Permira IV only; P25, which will invest in Permira Europe III and Permira IV; and P1234, which will invest in Permira Europe I, Permira Europe II, Permira Europe III and Permira IV.

Commitments and Contingencies

         Fund Commitments

The Company's total uncalled commitments decreased from approximately GBP464.5 million as of December 31, 2004 to approximately GBP364.1 million as of December 31, 2005. Further details of the Company's uncalled commitments at December 31, 2005 are included in Note 17 in "Item 17. Financial Statements." During the year ended December 31, 2005, the Company made no new Fund commitments. During the year ended December 31, 2004, the Company made an initial commitment of EUR50 million to SVG Diamond Holdings Limited and increased its commitment to The Japan Fund IV by YEN6,966 billion to YEN10,713.6 billion.

Following the year ended December 31, 2005, the Company made a commitment of EUR72.5 million to SVG Diamond Holdings II Limited, EUR5 million to Schroder Private Equity Fund of Funds III and $50 million to SV Life Sciences Fund IV. As outlined above, the Company also committed EUR2.8 billion to Permira IV.

         Share Repurchases

At the Annual General Meeting of the Company held on April 24, 2006, the Company was authorised to purchase up to 19,268,983 Ordinary Shares (representing 14.99% of the Ordinary Shares in issue as of March 20, 2006). The minimum purchase price authorized to be paid per Ordinary Share is GBP1.00 and the maximum price is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share taken from the Official List for the five business days immediately preceding the purchase. The Company has not yet used the authority granted at the 2006 Annual General Meeting to purchase any Ordinary Shares.

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

         Borrowing Limitations and Policy

The Company's Articles of Association limit the Company's ability to borrow to an amount equal to the Company's "adjusted capital and reserves" (as such term is defined in the Company's Articles of Association) unless otherwise authorized by an ordinary resolution of the shareholders. See "Item 10. Additional Information - Memorandum and Articles of Association - Borrowing Powers" for a summary of the relevant provisions of the Company's Articles of Association. It is intended that total borrowings less cash and cash equivalents will not exceed 40% of the Company's consolidated net assets.

         Senior Unsecured Notes

Subject to documentation, it is expected that the Company will issue the Notes (defined on page 27 hereof) on July 18, 2006. The Notes are senior unsecured obligations of the Company and mature on July 18, 2013.

The Series A and Series B Notes are Fixed Rate Notes. The Series C Notes are Floating Rate Notes in respect of which the Company is expected to enter into a swap arrangement with The Royal Bank of Scotland plc that will fix the interest rate payable to holders of such Series C Notes at 6.65%.

         Facility Agreement

On March 10, 2006, the Company, The Governor and Company of The Bank of Scotland and The Royal Bank of Scotland plc entered into a new senior Facility Agreement to permit borrowings of up to EUR600 million. The Facility Agreement is available for a five-year period and is unsecured. The Company is obligated to pay, on a quarterly basis, an annual commitment fee on any undrawn and uncancelled amount outstanding from time to time between the date of the Facility Agreement and the termination date of the Facility Agreement. The Company expensed a non-utilization fee of approximately GBP1.5 million for the fiscal year ended December 31, 2005. In addition, the Company paid issue costs of EUR3 million in March 2006 in relation to the Facility Agreement.

The Facility Agreement is a multi-currency revolving loan facility with an available aggregate principal amount of up to EUR600 million. The Facility Agreement is on normal commercial terms (including representations, undertakings and events of default) and loans under the Facility Agreement bear interest at the rate of LIBOR or, in relation to any loan in euro, EURIBOR, plus mandatory costs, if any, a margin of 1.25% annually (or 2.25% annually if there is any default in relation to the payment of any sums due under the Finance Documents (as defined in the Facility Agreement) has occurred or is continuing) and a utilization fee that ranges between 0. 25% - 0.50% depending on the amount outstanding. The Facility Agreement may be used to meet future Calls in respect of the Company's existing holdings in immature Funds, to make new investments or for general corporate purposes.

The Facility Agreement also requires the Company to maintain certain ratios of borrowings to assets and the margin stated above is increased by 0.25% for any interest period where the ratio of borrowings to assets exceeds 30%.

As of December 31, 2005, EUR51.4 million was utilized under the Facility Agreement by way of a guarantee to cover SVG Capital's uncalled commitment to SVG Diamond Holdings Limited. As of June 30, 2006, the amount utilized under the Facility Agreement had increased to EUR125.3 million, as a result of a guarantee over the Company's commitment to SVG Diamond Holdings II Limited, following its closing on February 22, 2006. See "Item 10. - Other Information - Material Contracts" for more details about the Facility Agreement.

Issues of New Shares

At the April 24, 2006 Annual General  Meeting,  the Directors,  on behalf of the
Company, were authorized to issue relevant securities and to issue equity securities as if the pre-emption provisions in Section 89(1) of the Companies Act did not apply. The following authorities were approved at the April 24, 2006 Annual General Meeting in relation to the issue of shares:

1. To issue relevant securities up to an aggregate nominal amount of (a) GBP1,285,455 (equivalent to 1% of the Company's issued ordinary share capital as of March 20, 2006) in connection with the Company's Executive Share Option Plan 2001; and (b) GBP42,848,529 (equivalent to one-third of the Company's issued ordinary share capital as of March 20, 2006), and

2. To issue equity securities as if the preemption provisions in section 89(1) of the Companies Act did not apply (a) up to an aggregate nominal amount of GBP1, 285,455 (equivalent to 1% of the Company's issued ordinary share capital as of March 20, 2006) in connection with the Company's Executive Share Option Plan 2001; (b) pursuant to rights issues and other preemptive issues; and (c) up to an aggregate nominal amount of GBP12,854,558 (equivalent to 10% of the Company's issued ordinary share capital as of March 20, 2006).

Refer also to the "Issue of New Shares" section in "Item 5. Operating and Financial Review and Prospects" and the description of the Subscription
Agreement in "Item 10. Additional Information - Material Contracts" for more information about the issue of 6 million shares to PCL on April 28, 2005.

In addition, 10,208,327 new shares were issued in June 2006 on conversion of the Bonds 2013 and a further 66,865 new shares have been issued in 2006 following the exercise of options over Ordinary Shares.

Dividend Policy

In order to comply with the current conditions for approval as an investment trust for U.K. tax purposes, the Company is prohibited by its Articles of Association from distributing as dividends any capital surpluses arising from the sale or other disposition of its investments. Accordingly, any dividends paid by the Company will be funded out of its revenue account. The Directors expect the Company to make sufficient dividend payments to ensure the Company is able to meet the current conditions for approval as an investment trust for U.K. tax purposes. The Company's investment objective is one of capital growth, and the Directors expect that any returns for holders of Ordinary Shares will derive primarily from the capital appreciation of the Ordinary Shares rather than from the dividend income of the Ordinary Shares. Following the Annual General Meeting in April 2006, the Directors declared an interim dividend of 3.1p per share out of available profits for the year ended December 31, 2005 in order to meet the requirements to ensure that the Company continues to qualify as an Investment Trust.

The Company has been in compliance with its dividend policy since its inception. See "Item 3. Key Information - Selected Financial Data - Dividend per Ordinary Share Information" for additional information about the Company's dividend payments.

Liquidity Requirements

The Directors believe that capital resources and profits of the Company, together with any new issuances of Ordinary Shares or borrowings that the Directors deem necessary under the Facility Agreement or other issues of capital or debt instruments, will be sufficient to fund the Company's short-term and long-term obligations relating to commitments, contingencies, investments, proposed operations and required cash distributions to the holders of the Ordinary Shares. See "Item 10. Additional Information - Taxation - Dividend Policy" for additional information about the Company's dividend payments.

Critical Accounting Policies

The Directors consider that the Company's only critical accounting policy relates to the valuation of investments as the Company's investment portfolio is the most significant asset in its balance sheet and therefore judgmental errors in applying this policy could have a material impact on returns and shareholders' funds. See Note 1 in "Item 17. Financial Statements" for further details on the Company's accounting policies. The valuation policies of the Company are consistent with the International Private Equity and Venture Capital Valuation Guidelines developed by the British Venture Capital Association, the European Private Equity & Venture Capital Association and the Association Francaise des Investisseurs en Capital, effective from January 1, 2005, and in accordance with IFRS. The guidelines set out recommendations, intended to represent current best practice. Where there is conflict between a recommendation contained in the guidelines and the requirements of any applicable laws, regulations, accounting standard or generally accepted accounting principle, the latter requirements should take precedence.

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

Investments are reported at fair value, being the amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's length transaction, at the reporting date. In estimating fair value for an investment, the valuer should apply a methodology that is appropriate in light of the nature, facts and circumstances of the investment and its materiality in the context of the total investment portfolio and should use reasonable assumptions and estimates.

In determining the fair value of an investment, the valuer should use judgement and consider a variety of factors, including thespecific terms of the investment which may impact its fair value. In this regard, the valuer should consider the substance of the investment, which takes precedence over the strict legal form.

Where the reporting currency of the Fund is different from the currency in which the investment is denominated, translation is done using the exchange rate prevailing at the reporting date.

To comply with IFRS, marketability discounts should generally not be applied to prices quoted on an active market. The Company does not therefore apply discounts to quoted stocks held within the portfolio, even if there is a formal restriction on trading in the relevant securities or, for other reasons such as the size of our investment, there is a risk that the holding may not be able to be sold immediately at the prevailing market price. This represents a significant departure to the way the Company valued its investments in quoted private equity companies prior to the adoption of IFRS, which were typically valued at a discount to the quoted market price. As discussed in note 36 to the financial statements, the Company also considers that this is now the most appropriate method of determining the fair value of quoted investments under US GAAP.

There are no material differences between the valuation policies adopted by the Company and those applicable under US GAAP.

C.       Research and Development, Patents and Licenses, etc.

None.

D.       Trend Information

For additional information about the performance of the Company, see "Item 5. Operating and Financial Review and Prospects - Operating Results."

There is a large degree of uncertainty and risk involved in investing in private equity, as described more fully in "Item 3. Key Information - Risk Factors" and
Note 33 in "Item 17. Financial Information." The table below sets out the Company's historic performance from inception to December 31, 2005. As detailed in "Item 10. Additional Information - Material Contracts," the Company has agreed that it should focus its future investments mainly on Permira Funds. As such, and given that our largest exposures currently are to Permira Funds, we expect that the future performance of the Company will be largely dependent on the future performance of the Permira Funds in which we invest, and in particular on the performance of Permira IV.

A summary of events since December 31, 2005 is included in "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources" above. The Company's share price at June 30, 2006 is 717.0p.

HISTORICAL RECORD TO 31 DECEMBER/30 JUNE*

                                                                              Diluted      Price of    Share price
                                                            Shareholders'         NAV      ordinary       premium/
                                               Total assets        funds    per share        shares     (discount)
                                                    GBP'000      GBP'000        pence         pence              %
IFRS
2005 (December)                                     955,398      902,357        667.8         716.5            7.3
2004 (December)                                     760,045      708,850        558.2         579.0            3.7

UK GAAP
2003 (December)                                     615,145      526,618        458.7         484.0            5.5
2002 (December)                                     502,746      463,192        445.8         379.0          (15.0)
2002 (June)                                         462,613      423,087        412.3         354.5          (14.0)
2001 (June)                                         417,260      416,872        407.6         393.0           (3.6)
2000 (June)                                         461,615      461,125        450.9         461.5            2.4
1999 (June)                                         333,630      322,485        325.9         262.5          (19.5)
1998 (June)                                         230,822      219,730        215.1         182.0          (15.4)
1997 (June)                                         207,655      182,548        189.2         174.5           (7.8)
1996 (launched 23 May 1996)                         240,733      186,493        193.3         200.0            3.5

*The Company changed its financial year-end from June 30 to December 31, effective from December 31, 2002. Balance sheet data for December 2003 onwards has been calculated in accordance with IFRS. Earlier periods are based on UK GAAP as it existed on the relevant reporting dates and have not been restated in accordance with IFRS.

E.       Off-Balance Sheet Arrangements

None

F.       Tabular Disclosure of Contractual Arrangements

The Company has contractual obligations that require it to provide further capital to certain Funds in which it has invested. An analysis of the uncalled commitments to these Funds at December 31, 2005 is shown below. The uncalled commitments may be called, or not called, at any time until the termination date of the Fund in accordance with the Limited Partnership Agreement of such Fund or, in the case of a company, its Articles of Association.

                                                                            Fund         Amount             Uncalled
                                                                     Termination       uncalled          Commitment*
                                                                            Date         (local         (GBP million)
                                                                                      currency)
Fund Commitments:
   Permira Europe II                                                        2010       EUR85.2m                 58.5
   Permira Europe III                                                       2013      EUR284.0m                195.1
   The Japan Venture Fund IV                                                2014    YEN6,290.0m                 31.0
   SV Investments Fund I                                                    2009         $10.6m                  6.2
   SV Life Sciences Fund II                                                 2009          $6.6m                  3.9
   SV Life Sciences Fund III                                                2013         $33.8m                 19.7
   P123                                                                     2005       EUR21.0m                 14.4
   SVG Diamond                                                              2026        EUR51.4                 35.3
   Total                                                                                                       364.1

*      Based on exchange rates at December 31, 2005.

                                                      Total    Less than     1-3 years      3-5 years   More than 5
                                                                  1 year          (GBP                        years*
                                                                              millions)
Operating Lease Obligation:                             1.3          0.4           0.8            0.1            --

Bond Repayments:
   Subordinated Convertible         Bonds              49.0           --            --             --          49.0
2013**
Total                                                  50.3          0.4           0.8            0.1          49.0

**       The Bonds 2013 were converted into Ordinary Shares in June 2006.

         Time periods calculated from the fiscal year ended December 31, 2005.

Item 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

The descriptions of the Directors as at June 30, 2006 are shown below. There are no family relationships between a Director and any other Director.

1 Nicholas Ferguson
Chairman (aged 57)
Nicholas Ferguson was appointed as a Director of the Company on 12 February 1996 and Chairman on 25 April 2005. He currently is the non-executive Chairman of SVG Advisers Limited, was formerly the Chairman of Schroder Ventures and has been instrumental in its development since 1984. He is a non-executive Director of BSkyB plc.

2 Damon Buffini
Non-Executive Director (aged 44)
Damon Buffini was appointed as a Director of the Company on April 25, 2005. He joined Permira in 1988. He became a partner in Permira in 1992, Managing Partner of the UK in 1999 and Managing Partner in 2000. He is Chairman of Permira's operating committee and has worked on numerous buy-outs, buy-ins and growth capital transactions.

3 Francis Finlay
Non-Executive Director (aged 63)
Francis Finlay was appointed as a Director of the Company on October 1, 2004. He is Chairman and Chief Executive Officer of Clay Finlay Inc., a New York based investment management firm with offices in London and Tokyo. Other corporate directorships include: Scottish Investment Trust plc, East Europe Development Fund, Blakeney Investors, Lebanon Holdings, Bayer Allan Funds and Old Mutual
(US) Holdings.

4 Anthony Habgood
Non-Executive Director (aged 59)
Anthony Habgood was appointed as a Director of the Company on February 12, 1996 and is Chairman of Bunzl plc and Chairman of Whitbread plc.

5 Edgar Koning
Non-Executive Director (aged 53)
Edgar Koning was appointed as a Director of the Company February 12, 1996 and is Executive Vice President with AEGON Nederland NV. He joined AEGON in 1981 and has held various senior management positions in the Group.

6 Denis Raeburn
Non-Executive Director (aged 61)
Denis Raeburn was appointed as a Director of the Company on June 25, 2001 and was Managing Director of the asset management company Global Asset Management
(GAM) between 1986 and 1999.

7 Charles Sinclair
Non-Executive Director (aged 58)
Charles Sinclair was appointed as a Director of the Company on January 1, 2005. He is Chief Executive of Daily Mail and General Trust plc. He is a non-executive Director of Euromoney Institutional Investor PLC. He retired from the Board of Reuters Group PLC in December 2005.

8 Andrew Williams
Executive Director (aged 54)
Andrew Williams was appointed as a Director of the Company on May 3, 2002. He is Chief Executive of SVG Advisers Limited, Managing Principal of SVG North America Inc and a non-executive Director of CDC Group plc.

Andrew Williams is the only executive Director of the Company.

Damon Buffini will not participate in any decisions relating to commitments that have been or may be made by the SVG Capital Group to any Permira Funds or Permira Products. See "Item 10 - Material Contracts" for further information relating to the Company's relationship with Permira.

In accordance with the Company's Articles of Association, Denis Raeburn and Andrew Williams retired at the Annual General Meeting held on April 24, 2006 and, being eligible, offered themselves for re-election and were re-appointed. Anthony Habgood and Edgar Koning retired at the Annual General Meeting in accordance with the Company's policy on tenure that any Director who has served on the Board for more than nine years will be subject to annual re-election and, being eligible, offered themselves for re-election and were appointed.

Anthony Habgood and Edgar Koning have served as non-executive Directors of the Company for more than nine years. Anthony Habgood and Edgar Koning are considered to be independent in both character and judgement. Francis Finlay, Denis Raeburn and Charles Sinclair are also independent non-executive Directors.

Directors Interests

The Directors of the Company and their beneficial and family interests in the Company's share capital at June 30, 2006 are given below:


                                                             Ordinary Shares
                                                              of GBP1.00 each

                                                                             At June 30, 2006
Beneficial
N E H Ferguson*                                                                       551,507
D Buffini                                                                                 Nil
D F K Finlay                                                                          100,000
A J Habgood                                                                            66,666
E W Koning                                                                                Nil
D Raeburn                                                                             164,166
C Sinclair                                                                             67,062
A C Williams*                                                                          13,091

Non-Beneficial
N E H Ferguson                                                                         42,900
A J Habgood                                                                            12,500
C Sinclair                                                                              6,250

* In addition, Nicholas Ferguson and Andrew Williams have options over Ordinary Shares, details of which are given on page 74.

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

Andrew Williams, Damon Buffini, and Nicholas Ferguson (along with members of Mr. Ferguson's family) each have an interest in the Carried Interest in respect of certain Funds. Nicholas Ferguson and Andrew Williams have foregone a portion of their entitlement to Carried Interest on existing Funds and any entitlement they may have to Carried Interest on Permira or Schroder Ventures' funds launched after 2001 in return for share options granted by the Company under the Executive Share Option Plan. Damon Buffini participates in the Permira
Co-Investment Scheme, Schroder Ventures Investments Limited and Permira Investments Limited. Nicholas Ferguson and Andrew Williams also participate in the Schroder Ventures Co-Investment Scheme and Schroder Ventures Investments Limited. No other Director has any material interest in any other contract that is significant to the Company's business.

B.       Compensation

Compensation of Directors

Each non-executive Director is paid a fee at the rate determined by the Directors, subject to a cap on the total fees paid to non-executive Directors under the Articles of Association of the Company (excluding amounts payable under other provisions of the Articles). The cap may be increased from time to time as approved by an ordinary resolution of a majority of the holders of the issued Ordinary Shares represented at a shareholders' meeting. At the Annual General Meeting held on April 25, 2005 the shareholders passed an ordinary resolution to increase the aggregate cap on fees paid to Directors from GBP200,000 to GBP600,000.

Current Remuneration

The emoluments of the Directors in respect of the year ended December 31, 2005 were as specified below:

                                                                                            Total
                                                                                       Emoluments
                                                                                          year to
                                                    Salary    Benefits      Annual   December 31,
                                                    & fees     in kind     bonus**           2005
                                                   GBP'000     GBP'000     GBP'000        GBP'000
Executive
A C Williams                                           297           1         550            848
Non-Executive
N E H Ferguson *                                       224           1         167            392
D Buffini                                               16           -           -             16
F Finlay                                                32           -           -             32
A J Habgood                                             36           -           -             36
E W Koning                                              24           -           -             24
J J McLachlan                                           46           -           -             46
D Raeburn                                               36           -           -             36
C Sinclair                                              35           -           -             35

Aggregate emoluments                                   746           2         717          1,465

* Nicholas Ferguson retired as an executive Director and became the Chairman of the Company at the conclusion of the Annual General Meeting held on April 25, 2005. His remuneration for the year ended December 31, 2005 includes Chairman's fees of GBP120,000. He is currently entitled to Chairman's fees of GBP180,000 per annum.

** Bonuses include provision for amounts accrued but not paid in each year. Annual bonuses are awarded in respect of calendar years.

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

The following information deals with the additional remuneration paid to the Directors including the Company's current and former executive Directors for the year ended December 31, 2005. It also addresses the policy for future remuneration of the Directors.

Pension arrangements

The following figures, prepared in accordance with UK legislation and the Listing Rules of the Financial Services Authority, apply to Nicholas Ferguson and Andrew Williams (who are members of Schroder's Retirement Benefits Scheme) in respect of the year ended December 31, 2005, for which they were executive Directors of the Company. No pension contributions are payable by either individual.

Executive Directors' Pensions

                                                                                                                  Transfer
                                                                                                                  value at
                                                                                                              December 31,
                                                                                                           2005 in respect
                                        Increase in                                 Increase                   of increase
                Accrued   Increase in       accrued      Accrued      Transfer   in transfer      Transfer      in accrued
             benefit at       accrued   benefit due   benefit at      value at     value net      value at         benefit
           December 31,   benefit due      to other December 31,  December 31, of director's  December 31,      (excluding
                   2004  to inflation       factors       2005++          2004 contributions        2005++      inflation)
                GBP'000       GBP'000       GBP'000      GBP'000       GBP'000       GBP'000       GBP'000         GBP'000
N E H Ferguson +    115             1             1          117         1,737           629         2,366               9
A C Williams         93             3             6          102         1,197           350         1,547              97

++ Or date of retirement, if earlier.

+ Nicholas Ferguson retired as an executive Director and became the Chairman of the Company at the conclusion of the Annual General Meeting held on April 25, 2005. The increase of GBP629,000 in the transfer value arose because Nicholas Ferguson ceased to accrue pension on April 30, 2005 and drew his retirement benefits from that date.

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

The Plan has a 10-year term and the number of Ordinary Shares issued and issuable under the Plan may not exceed 10% of the Company's issued Ordinary Shares. Exercise of the options typically will be subject to vesting over a period of years and to satisfaction of performance targets established by the Remuneration Committee. As of December 31, 2005, the total number of Ordinary Shares issued and issuable (assuming the exercise of all options over Ordinary Shares and the conversion of all convertible bonds) totaled 146,634,684 Ordinary Shares. As of June 30, 2005, the total number of Ordinary Shares issued and issuable (assuming the exercise of all options) totaled 147,360,105 Ordinary Shares.

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

Options held by Directors over ordinary shares of the Company

The following Directors have been granted options over Ordinary Shares under the Executive Share Option Plan:

                   Shares                                        Shares
               underlying                                    underlying
               options at                                    options at
             December 31,     Options   Options    Options December 31,    Exercise              Exercise dates+
                     2004     granted exercised     lapsed         2005       price          Earliest           Latest
N E H Ferguson    715,446           -         -          -      715,446     410.00p      June 21,2004*   June 20, 2011
                  357,724           -         -          -      357,724     410.00p     June 21, 2005*   June 20, 2011
                  404,484           -         -          -      404,484     334.50p     April 5, 2005*   April 4, 2012
                  349,840           -         -          -      349,840     392.75p    March 13, 2006   March 12, 2013
                  363,256           -         -          -      363,256     479.00p    March 12, 2007   March 11, 2014
                        -     250,704         -          -      250,704     564.00p    March 23, 2008   March 22, 2015

A C Williams      373,983           -         -          -      373,983     410.00p     June 21, 2004*   June 20, 2011
                  186,992           -         -          -      186,992     410.00p     June 21, 2005*   June 20, 2011
                  272,645           -         -          -      272,645     334.50p     April 5, 2005*   April 4, 2012
                  239,847           -         -          -      239,847     392.75p    March 13, 2006   March 12, 2013
                  248,851           -         -          -      248,851     479.00p    March 12, 2007   March 11, 2014
                        -     242,957         -          -      242,957     564.00p    March 23, 2008    March 22,2015

Total           3,513,068     493,661         -          -    4,006,729

+ Options are exercisable subject to appropriate performance targets being met.
* Performance conditions have been met.

The Committee intends to continue to set appropriately demanding performance targets on the exercise of options. For options granted in 2005, the target is for growth in the Company's net asset value per ordinary share to exceed the growth in the Retail Prices Index ("RPI") plus 4% per annum over the three years from the date of grant. If the performance target is not satisfied on the third anniversary of the date of grant it will lapse (i.e. there will be no retesting of this performance condition). This change was introduced in 2005 in order to reflect best practice. For the options that were granted in March 2004, the target is for growth in the Company's net asset value per ordinary share to exceed the growth in the RPI plus 4% per annum over the three years from the date of grant. If the performance target is not satisfied on the third anniversary of the date of grant, it may be re-tested every six months up to six years from grant. For all options granted up to the end of March 2003, performance targets have been met. The performance of the net asset value of the Company has been chosen as the target in order to align the interests of executive Directors and other executives of the Group with shareholders' interests. External advisers will confirm the performance criteria calculations for the Committee, which will be measured on a consistent basis.

The mid-market price of shares at December 31, 2005 was 716.5p, and the lowest and highest market prices of shares during the year were 554.0p and 720.5p.

All of the options reflected in the table above were granted for nil consideration.

The number of options in issue at December 31, 2005 in respect of current and former executive directors represented 3.1% (2004: 2.9%) of the Company's issued share capital.

It is not anticipated that the value of shares under options granted in any financial year will, other than in exceptional circumstances, exceed two times an individual's remuneration, including bonuses.



The Company has established an employee benefit trust to enable it to purchase shares in the market to satisfy options exercised by employees of the Group. New shares will be issued in respect of options exercised by seconded individuals. The Board will regularly review the benefit of using the trust to make market purchases.

The following table presents information with respect to option grants to Directors of the Company under the Plan subsequent to December 31, 2005:

          Director                  Shares           Grant Date      Exercise         Earliest           Latest
                                  Underlying                           Price       Exercise Date      Exercise Date
                                   Options
A.C. Williams                      178,313         March 24, 2006     831.40p      March 24, 2009    March 23, 2016

For options granted in 2006, the target is for growth in the Company's net asset value per ordinary share to exceed the growth in the Retail Prices Index plus 4% per annum over the three years from the date of grant. If the performance target is not satisfied on the third anniversary of the date of grant it will lapse (i.e. there will be no retesting of this performance condition).

The Remuneration Committee (the "Committee")

The Committee's members during the year ended December 31, 2005 were John McLachlan (Chairman, until he retired on April 25, 2005), Francis Finlay (Chairman from April 25, 2005), Anthony Habgood and Denis Raeburn, all considered by the Board to be independent non-executive Directors.

The Committee meets at least twice a year and invites selected executives and advisers to attend as appropriate. All members of the Committee attended all of the Committee Meetings held during the year, and no member of the Committee participated in any discussions or decisions regarding his own remuneration.

The Committee is responsible for determining the remuneration policy for executives, including executive Directors and the Chairman, of the SVG Group and the operation of the Company's Executive Share Option Plan. Its terms of reference take into account the provisions of the Combined Code on corporate governance. The Committee has appointed New Bridge Street Consultants LLP and Towers Perrin, independent remuneration consultants, to advise it. New Bridge Street Consultants LLP also provides advice on the operation of the Company's share schemes.

The terms of reference of the Committee are set out on page 82 and are available on request from the Company Secretary.

Non-executive Directors

All Directors are appointed for an initial term of three years subject to election at the first Annual General Meeting following their appointment. Thereafter Directors retire by rotation at least every three years. The Chairman meets with each Director before a Director is proposed for re-election, and, subject to the evaluation of performance carried out each year, the Board agrees whether it is appropriate for that Director to seek an additional term. When recommending whether an individual Director should seek re-election, the Board will take into account the provisions of the Combined Code, including the need to refresh the Board and its committees.

A letter of appointment with the Company was issued to Charles Sinclair on January 1, 2005, Damon Buffini on April 25, 2005 and Nicholas Ferguson on April 25, 2005, following the latter's appointment as Chairman, each for an initial period of three years with a minimum notice period of three months in writing by either party. The same notice period applies to all Directors.

Remuneration paid to non-executive Directors is determined by the Board and reviewed each year. When considering remuneration levels, the Board will consider, amongst other things, industry practice and contribution to various committees and time spent on the business of the Company.

Policy on the remuneration of the Directors

The Committee's aim is to ensure that remuneration packages should attract, retain and motivate senior executives (including executive directors) but should avoid paying more than is necessary for this purpose. Basic salaries are set on this basis and the Committee has due regard to competitive market data on similar positions in other private equity organisations and financial institutions (this is provided by Towers Perrin). The Committee is sensitive to wider issues including pay and employment conditions in the Group when setting pay levels. No executive Director of the Company is involved in deciding his own remuneration.

Andrew   Williams   is   the   only   executive   Director   of   the   Company.
Performance-related elements of remuneration form a significant proportion of the total remuneration package of any executive Director.

External appointments

The Company permits executive Directors of the Company to accept limited non-executive directorships and other similar appointments, it being recognized that such appointments increase their commercial knowledge and business experience to the general benefit of the Company. Fees earned from such directorships may be retained by the executive Directors.

Andrew   Williams  was,   throughout   the  year  ended  December  31,  2005,  a
non-executive Director of CDC Group plc. Mr. Williams earned Directors' fees of GBP26,000 for this appointment.

Andrew Williams is also a Director of various funds managed or advised by SVGIM or SVGA.

Service contracts

Andrew Williams, the only executive Director, does not have a service contract with the Company. He is employed by Schroder Investment Management Limited (SIM) and is seconded to the Group. His contract with SIM provides for three months' notice for termination and does not include liquidated damages provisions.

Mr Williams' contract with SIM is dated March 1, 2004. It is the Company's policy to have regard to the duty of a departing executive Director to mitigate his loss when determining the level of any termination payment.

No other Director has a service contract with the Company.

Compensation of the Company Secretary

Schroder Investment Management Limited, a subsidiary of Schroders plc, has been appointed as the company secretary and provides secretarial and administrative services to the Company. The company secretary's duties include monitoring the ability of the Company to satisfy the conditions for approval as an investment trust for U.K. tax purposes.

During the fiscal year ended December 31, 2005, total fees payable to Schroder Investment Management Limited, in consideration of services it rendered to the Company in the capacity of company secretary, totalled GBP186,000, all of which was outstanding at December 31, 2005. The appointment of Schroder Investment Management Limited as Company Secretary may be terminated upon four months' prior written notice and immediately upon the occurrence of certain insolvency events and other events of default. Schroder Investment Management Limited also provides taxation services to the Company. Total fees payable for such services during the fiscal year ended December 31, 2005 totalled GBP35,000, of which GBP26,000 was outstanding as of such date.

Schroder Investment Management Limited also facilitates investment trust dealing services. Total fees paid or payable to Lloyds TSB Registrars for such services during the fiscal year ended December 31, 2005 totalled GBP5,000.

Schroder Investment Management Limited is also entitled to receive a fee for the management of the Company's fixed interest portfolio from the Company based on the average value of the Company's month-end cash and fixed interest portfolio, calculated at the rate of:

     o    0.10% per annum on the first GBP75 million of assets,
     o    0.05% per annum on the next GBP75 million, and
     o    0.03% per annum on the excess,

provided, however, that the minimum annual fee shall not be less than GBP20,000 per year. The total fees paid or payable for these services during the year ended December 31, 2005 was GBP123,000, of which GBP34,000 was outstanding as of December 31, 2005.

Compensation of Officers and Employees

The Directors have appointed Nicholas Ferguson as Chairman and Andrew Williams as an Executive Director. SVG Capital plc currently has no other Executive officers or employees (other than the company secretary) and it is anticipated that SVG Capital plc will have no other employees or officers (other than the company secretary) in the future. As of December 31, 2005, the Company's subsidiaries, SVGA and SVGNA, had an aggregate of 37 employees and three secondees from Schroder Investment Management Limited. However, the Directors may from time to time appoint one or more Directors to hold any employment or executive office with SVG Capital plc (including that of managing director) for such period (subject to the provisions of the Companies Act) and upon such other terms as the Directors may decide and may revoke or terminate any appointment so made. A Director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Directors may decide either in addition to or in lieu of his remuneration as a Director.

C.       Board Practices

At every Annual General Meeting of the Company, one-third of the Directors, or if their number is not three or any multiple of three then the number nearest to and less than one third, who are subject to retirement by rotation, will retire by rotation and be eligible for re-election. The Directors who retire by rotation on each occasion will be those who have been longest in office since their appointment but as between persons who became or were last reappointed directors on the same day, those to retire will be determined by lot. Anthony Habgood, Edgar Koning, Denis Raeburn and Andrew Williams retired at the Annual General Meeting on April 24, 2006, sought re-election and were re-elected.

The Company's Articles of Association also require that a majority of the Directors, including the Chairman, be independent of Schroder Ventures and the Schroder Group. For this purpose, a Director is deemed to be "independent" of the Schroder Group unless (a) he is a director, officer, general partner, or employee of a member of the Schroder Group or (b) a member of the Schroder Group is connected with him within the meaning given to that expression by Section 346 of the Companies Act. Francis Finlay, Anthony Habgood, Edgar Koning, Denis Raeburn and Charles Sinclair are independent for the purposes of the Articles of Association. Any decision of the Directors requires a simple majority vote; however, a majority of the Directors voting in favor of the decision must be independent Directors for the purposes of the Articles of Association

The Board Committees are outlined below. Also refer to Section A of "Item 6. Directors, Senior Management and Employees" for additional information about the Company's Directors, and to Section B of "Item 6. Directors, Senior Management and Employees" for additional information on the policy on the remuneration of Directors.

         Audit Committee

         The members of the Committee as at December 31, 2005 were:

         Charles Sinclair (Chairman)
         Anthony Habgood
         Denis Raeburn

The Board considers each member of the Committee to be independent. The Board also considers that the Chairman of the Committee has recent and relevant financial experience.

Terms of reference

The Company established an Audit Committee in 1996. The role of the Audit Committee is to ensure that the Company maintains the highest standards of integrity in financial reporting and internal control. A copy of the Audit Committee Charter is available on request from the Company Secretary. The responsibilities of the Committee include the following:

Financial statements

(a) to monitor the integrity of the financial statements of the Company, and any formal announcements relating to the Company's financial performance, including reviewing significant financial reporting judgements contained in such financial statements or formal announcements;

(b) to review and, if appropriate, recommend to the Board the Company's annual and interim reports;

Internal control

(c) to monitor and review annually whether an internal audit function is required;

(d) to monitor the Company's accounting and financial internal control systems, and to monitor the internal control systems of subsidiaries and to make recommendations on any improvements to such systems;

(e) to monitor the Company's procedures for ensuring compliance with regulatory and financial reporting requirements and the Company's relationship with the relevant regulatory authorities;

External audit and relationship with the external auditor

(f) to oversee and discuss any matters arising from any services provided to the Company by the auditors, including the audit, and to discuss any recommendations made by the auditors, and to serve as the entity to which the auditors report directly;

(g) to make recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

(h) to determine the appropriate funding, to be provided by the Company, for payment of compensation to the auditors and any independent counsel or other advisors employed by the Committee, and payment of the ordinary administrative expenses of the Committee;

(i) to review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements;

(j) to develop and implement policy on the engagement of the external auditor to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm and to report to the Board on any matters in respect of which the Committee considers that action or improvement is needed and to make recommendations as to the steps to be taken;

(k) to consider other topics, as requested and defined by the Board; and

(l) to establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of the Company of concerns regarding the same matters.

Report on the Committee's activities

To discharge its duties, the Committee met on three occasions during 2005 and considered the following:

- the annual financial statements for 2004 and interim financial statements for 2005
- the external auditors' interim and year-end reports and management letters
-        the effectiveness of the audit process
-        the independence and objectivity of the external auditor
-        pre-approval of non-audit services
-        the impact of the introduction of IFRS
-        revised Terms of reference

The Committee has also reviewed arrangements for staff of subsidiaries to raise concerns about possible improprieties relating to the Group's operations. A copy of the full Terms and Reference of the Audit Committee is available on request from the Company Secretary.

Attendance

         Each of the meetings held during 2005 were attended by all members of the Committee.

         Investment Committee

         The members of the Committee as at December 31, 2005 were:

         Nicholas Ferguson (Chairman)
         Francis Finlay
         Anthony Habgood
         Edgar Koning
         Denis Raeburn
         Charles Sinclair
         Andrew Williams

Terms of reference

The Company established an Investment Committee in 1996. A copy of the full Terms of Reference of the Investment Committee is available on request from the Company Secretary.

         The responsibilities of the Committee include the following:

-        to review investment proposals for the Company;
-        to provide investment recommendations to the Board; and,
-        to implement the Board's decision as regards any investment

Report on the Committee's activities

To discharge its duties, the Committee met on several occasions during 2005, and considered various investment proposals.

Attendance

         Each of the meetings held during 2005 were attended by all members of the Committee.

         Nominations Committee

         The members of the Committee as at December 31, 2005 were:

         Nicholas Ferguson (Chairman)
         Damon Buffini
         Francis Finlay
         Anthony Habgood
         Edgar Koning
         Denis Raeburn

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

Report on the Committee's activities

To discharge its duties, the Committee met once during 2005 and considered the succession of the Chairman.

         All members of the Committee, except Mr McLachlan, attended this meeting.

         Remuneration Committee

         The members of the Committee as at December 31, 2005 were:

         Francis Finlay (Chairman)
         Anthony Habgood
         Denis Raeburn

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

         The responsibilities of the Committee include the following:

(a) to determine remuneration policy (including salaries, bonuses, pensions and other benefits) throughout the SVG Group, including:
         (i) to recommend to the Board the remuneration and benefits of executive Directors of SVG Capital;
         (ii) to review the overall remuneration costs and budgets for employees of the SVG Group;
         (iii) to approve annual bonus plans and to review performance against objectives;
         (iv) to make proposals for the level of fees payable to non-executive Directors; and
         (v) to approve exit packages on an individual basis and to oversee severance policy throughout the SVG Group.
(b) to operate the Company's share option schemes and other incentive schemes (if any), including:
         (i) to determine grants of options to be made to eligible participants, including the setting any performance targets to be met as a condition of the exercise of such options;
         (ii) to liaise with the trustees of the employee trusts operating in conjunction with the Company's share option schemes and other incentive schemes (if any);
         (iii) to make amendments to the terms of such schemes (subject to the provisions of the schemes relating to amendment); and

         (iv) to agree, amend and approve all documents required in connection with the grant of options under, or the operations of, the Company's share option schemes, employee trusts and other incentive schemes (if any), execution of all such documents by any Director or the company secretary, or where any documents are to be executed as a deed, by any two Directors or any one Director and the company secretary.

Report on the Committee's activities

To discharge its duties, the Committee met on four occasions during 2005 and considered the following:

- evaluation of remuneration philosophy and the structure of incentivisation and retention of executive Directors and key staff;
-    approving the annual bonus plan proposals for recommendation to the Board;
- approving appropriate targets and long term incentives for the executive Directors and key staff based on performance;
-    review of the composition of the Committee; and
- review of the operation of the Company's share option schemes and approval of grant of options.

Attendance

         Each of the meetings held in 2005 were attended by all members of the Committee.

D.       Employees

As of December 31, 2005, 2004 and 2003, respectively, SVG Capital plc and its subsidiaries employed 40, 32 and 28 employees, including of which approximately 33, 27 and 23 were in the United Kingdom (including 3, 4 and 4 seconded staff) and 7, 5 and 5_were in the United States. None of the employees is represented by a labor union.

E.       Share Ownership

The following table presents the number of Ordinary Shares beneficially owned by each Director or their families as of June 30, 2006:


Name of Director                                          Ordinary Shares
D. Buffini                                                            Nil
N.E.H. Ferguson                                                   551,507
D.F.K. Finlay                                                     100,000
A.J. Habgood                                                       66,666
E.W. Koning                                                           Nil
D. Raeburn                                                        164,166
C. Sinclair                                                        67,062
A.C. Williams                                                      13,091
Total                                                             962,492

See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management - Directors Interests" for further details of the share ownership of the Directors of the Company.

See "Item 6. Directors, Senior Management and Employees - Compensation-Executive Share Option Plan" for information about the option ownership of the Directors of the Company under the Plan.

Employees of the SVGA Group are entitled to options over the Ordinary Shares of the Company, granted on a discretionary basis, in accordance with the SVG Capital plc Executive Share Option Plan 2001.

Item 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The Company's issued share capital at December 31, 2005 consisted of 128,529,853 Ordinary Shares, par value GBP1 each, all of which were fully paid as of December 31, 2005. Each Ordinary Share in issue ranks pari passu and has the same voting rights as every other Ordinary Share. The following information is presented, to the Company's knowledge, with respect to the Company's major shareholders, which means shareholders that are the beneficial owners of 3% or more of the Company's Ordinary Shares.

At June 30, 2006, the Company's issued share capital consisted of 138,805,045 Ordinary Shares and the Company had been notified of the following interests in excess of 3% of the issued capital of the Company:


                                                                # of Ordinary           % of Class
                                                                       Shares
Schroders plc and its subsidiaries:
    --non beneficial, managed for clients                          24,065,714                17.34
    --beneficial                                                    7,113,449                 5.12
Aegon Investment Management BV*                                    24,603,665                17.73
Lansdowne Partners                                                  9,339,965                 6.73
Metropolitan Life Insurance Company                                 7,720,864                 5.56
Permira Capital Limited**                                           6,000,000                 4.32
Legal and General Group plc                                         4,259,354                 3.07

* Edgar Koning is Executive Vice President of Aegon Nederland NV and a non-executive Director of SVG Capital plc.

** Damon Buffini is Managing Partner of Permira and a non-executive Director of SVG Capital plc.

As of June 30, 2006, the Directors and their families were the beneficial owners of an aggregate of 962,492 Ordinary Shares or approximately 0.69% of all Ordinary Shares outstanding as of such date. Nicholas Ferguson and Andrew Williams have also been granted options representing 4,185,042 Ordinary Shares or 3.0% of the total number of Ordinary Shares outstanding as of such date. See "Item 6 Directors, Senior Management and Employees - Compensation - Executive Share Option Plan for additional information on the share ownership of our Directors."

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

At March 20, 2006 the Company had been notified of the following interests in excess of 3% of the issued capital.

                                                                                        Number of          Percentage
                                                                                  Ordinary Shares            of class
Schroders plc and its subsidiaries:
-     non beneficial, managed for clients                                              23,472,602                18.3
-     beneficial                                                                        7,113,449                 5.5
Aegon Investment Management BV                                                         24,603,665                19.1
Lansdowne Partners                                                                      9,339,965                 7.3
Permira Capital Limited                                                                 6,000,000                 4.7
Metropolitan Life Insurance Company                                                     5,012,531                 3.9
Morley Fund Management Limited                                                          4,107,340                 3.2
Legal & General                                                                         3,915,354                 3.0

At March 24, 2005 the Company had been notified of the following interests in excess of 3% of the issued capital.

                                                                                        Number of          Percentage
                                                                                  Ordinary Shares            of class
Schroders plc and its subsidiaries:
-     non beneficial, managed for clients                                              22,755,417               18.57
-     beneficial                                                                        7,113,449                5.80
Aegon Investment Management BV                                                         24,603,665               20.08
Lansdowne Partners                                                                      9,339,965                7.62
Metropolitan Life Insurance Company                                                     5,012,531                4.09
Morley Fund Management Limited                                                          4,107,340                3.35

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

Record Ownership of the Ordinary Shares in the United States

At June 30, 2006, the Company had been notified of the following interest in excess of 3% of the issued capital of the Company:

                                                                                        Number of          Percentage
                                                                                  Ordinary Shares            of class
Metropolitan Life Insurance Company                                                     7,720,864                5.56

Based solely on the records of the Company's registrar, in addition to notifications received from shareholders, the Company believes that approximately 5.6% of its Ordinary Shares are beneficially held in the United States. There are 2 record holders of Ordinary Shares in the United States.

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

Nicholas Ferguson, a Director and the Company's Chairman, is also the non-executive Chairman of the Board of SVGA, a wholly owned subsidiary of the Company. Andrew Williams, a Director, is Chief Executive Officer of SVGA. Damon Buffini, a Director, is also Managing Partner of Permira.

Andrew Williams is employed by Schroder Investment Management Limited ("SIM") and seconded to the Company. As part of the secondment arrangements, SVG Capital plc reimburses SIM for the salary, bonus and other benefits paid by Schroder Investment Management Limited to Andrew Williams. Until his retirement as an executive Director of the Company on April 25, 2005, Nicholas Ferguson was also employed by SIM and seconded to the Company. SIM, a wholly owned subsidiary of Schroders plc, provides certain administrative and secretarial services to the Company in exchange for the fees specified in "Item 6. Directors, Senior Management and Employees - Compensation - Compensation of the Company Secretary."

Nicholas Ferguson represents the Company on the advisory committees that advise certain Funds. In addition, Nicholas Ferguson and members of his family, and Andrew Williams are entitled to receive a specified percentage of the profits of each Fund raised before January 1, 2001 when the returns to investors in that Fund exceed specified performance standards, as described in "Item 4. Information on the Company - Business Overview - Remuneration - Special Allocation of Profits." Damon Buffini, as a Permira partner, is entitled to a percentage of the profits of each Permira Fund.

In addition, Damon Buffini, as a Permira partner, has an interest in the Operating Agreement with PHL and the Subscription Agreement with PCL, further details of which are set out in "Item 10. Additional Information - Material Contracts".

As a result of these relationships, these Directors may have interests in transactions between the Company and these entities that may differ from those of the holders of the Ordinary Shares.

On 8 May 2003, SVGA, a wholly owned subsidiary of the Company, assigned a debt in respect of a future revenue stream for EUR2.28 million due from Schroder Investment Management (Ireland) Limited to the Company for consideration of EUR2.28 million. The loan was fully repaid during the year.

In July 2005, the Company invested GBP15 million (representing a 21% interest) in Strategic Equity Capital plc ("SEC"), a UK-listed investment trust managed by SVGIM, a wholly-owned subsidiary of the Company. SVGIM earned management fees of GBP0.2 million (2004: nil) during the year from SEC, of which GBP0.1 million (2004: nil) was outstanding at the year-end.

In March 2006, the Company invested GBP1 million in the SVG UK Alpha Fund, which is managed by SVGIM.

In March 2005, the Company transferred interests in some of its private equity funds to SVG Diamond Holdings Limited ("Diamond I"), a fund in which the Company holds a 36% equity interest and SVG Advisers Limited is the Investment Adviser. In particular, the Company made full or partial transfers of the following funds: Permira UK III; Schroder Canadian Buy-Out Fund II; SV Life Sciences Fund; SV Life Sciences Fund II; and SV Investments Fund I. These funds were all transferred at fair value, for total proceeds of GBP25 million.

The Company has warehoused various private equity fund investments for subsequent transfer to Diamond I and SVG Diamond Holdings II Limited ("Diamond II"). The Company is a significant investor in both these funds (Diamond II closed on 22 February 2006), which are also advised by SVGA, a wholly-owned subsidiary of the Company. All funds warehoused by the Company were subject to forward sale agreements whereby they would be transferred, subject to compliance with the investment guidelines of Diamond I and II, at cost plus an interest charge, based on 6 month Euribor plus a margin of 2% per annum.

During the year the Company made primary commitments to four private equity funds that were subsequently transferred to Diamond I. No calls were made on these funds prior to transfer and therefore no consideration was involved.

The Company also made six primary commitments to, and eight secondary purchases of, private equity funds. The total cost of these fund investments amounted to GBP40.6 million (2004:

nil) at 31 December 2005. Interest of GBP0.6 million (2004: nil) was accrued at the year-end. Diamond II closed on 22 February 2006 and the funds have now been transferred.

During the year SVGA received EUR1.5 million of BBB-rated Diamond I Loan Notes, as part of its ongoing investment advisory fee arrangements. These Notes were purchased from SVGA by SVG Capital plc at par value on the date of issue, as the holding of investments is the main activity of the Company. In addition, SVGA received investment advisory fees in cash during the year from Diamond I of EUR1.6 million (2004: nil).

Following the year-end, the Company made a EUR5 million commitment to Schroder Private Equity Fund of Funds III ("SPEFoF III"), a fund in which SVGA is the Investment Adviser.

At June 30, 2006, the Company had uncalled commitments to Diamond I: EUR52.0 million; Diamond II: EUR73.2 million; and SPEFoF III: EUR3.75 million.

C.       Interests of Experts and Counsel

         Not applicable to this Form 20-F.

Item 8.           FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

         See Item 17.

Legal and Arbitration Proceedings

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

Dividend Policy

For a description of the Company's  policy on dividend  distribution,  see "Item
10. Additional Information - Taxation - Dividend Policy."

B.       Significant Changes

         Permira IV commitment

See "Item 5. B. Liquidity and Capital Resources - Potential Sources of Capital - Permira IV commitment".

         Facility Agreement

See "Item 5. B. Liquidity and Capital Resources - Potential Sources of Capital - Facility Agreement".

         Senior Unsecured Notes

See "Item 5. B. Liquidity and Capital Resources - Potential Sources of Capital - Senior Unsecured Notes".

         Bond conversion

See "Item 5. B. Liquidity and Capital Resources - Potential Sources of Capital - Bond conversion".

         Platinum Trust

See "Item 5. B. Liquidity and Capital Resources - Potential Sources of Capital - Platinum Trust".

Except as disclosed herein, there has been no significant change in our financial position since December 31, 2005, the date of our last audited financial statements.

Item 9.           THE OFFER AND LISTING

All portions of Item 9 other than Items 9.A.4 and 9.C are inapplicable to this Form 20-F.

A.       Offer and Listing Details

Price Range of the Ordinary Shares

The principal trading market for the Ordinary Shares is the London Stock Exchange. The Ordinary Shares were admitted to the Official List on May 23, 1996. The following tables set forth the range of the high and low closing sales prices of our common stock for the periods indicated:

         Five Most Recent Fiscal Years

                                 Year      Six Months             Year             Year               Year
                               Ended,          Ended,           Ended,           Ended,             Ended,
                              June 30     December 31      December 31      December 31        December 31
                                 2002            2002             2003             2004               2005
    High Market price          393.0p          379.0p           508.5p           579.0p             720.5p
    Low Market Price           296.5p          456.0p           379.0p           445.0p             554.0p

         Two Most Recent Fiscal Years

                                              High Market Price         Low Market Price
    Fiscal Year Ended
    December 31, 2004
    First Quarter                                        497.8p                   445.0p
    Second Quarter                                       518.8p                   479.5p
    Third Quarter                                        524.3p                   505.0p
    Fourth Quarter                                       579.0p                   539.5p

    Fiscal Year Ended
    December 31, 2005
    First Quarter                                        614.0p                   554.0p
    Second Quarter                                       662.0p                   583.0p
    Third Quarter                                        710.5p                   661.0p
    Fourth Quarter                                       720.5p                   645.0p

         Most Recent Full Six Months

    Fiscal Year Ending                        High Market Price         Low Market Price
    December 31, 2006
    January 06                                           773.0p                   712.0p
    February 06                                          853.5p                   770.0p
    March 06                                             843.5p                   808.5p
    April 06                                             831.0p                   790.0p
    May 06                                               803.5p                   748.0p
    June 06                                              784.0p                   695.0p

B.       Plan of Distribution

         Not applicable to this Form 20-F.

C.       Markets

No Trading Market for the Ordinary Shares in the United States

The Ordinary Shares are traded on the London Stock Exchange and are not, and are not intended to be, registered in the United States under the Securities Act or the securities laws of any state. The Ordinary Shares will not be listed for trading on any securities exchange in the United States, nor has the Company registered its securities under the Exchange Act for the purpose of facilitating such secondary market trading with respect to its securities in the United States. The Company has not facilitated and does not intend, directly or indirectly, to facilitate secondary market activity. Therefore, the transfer of the Ordinary Shares in the United States is subject to restrictions which are designed to prevent the development of a secondary market for any of the Company's securities in the United States.

D.       Selling Shareholders

         Not applicable to this Form 20-F.

E.       Dilution

         Not applicable to this Form 20-F.

F.       Expenses of the Issue

         Not applicable to this Form 20-F.

Item 10. ADDITIONAL INFORMATION

A.       Share Capital

         Not applicable to this Form 20-F.

B.       Memorandum and Articles of Association of SVG Capital plc

Set forth below is information concerning the Company's equity capital structure and related summary information concerning provisions of its Memorandum of Association and Articles of Association and applicable English law. Since it is a summary, it does not contain all of the information that may be important to you, and the summary is qualified in its entirety by reference to the Companies Act 1985 and the Company's Memorandum of Association and Articles of Association. A copy of each of the Company's Memorandum of Association and Articles of Association has been filed as an exhibit to this annual report on Form 20-F.

The Company is incorporated under the name SVG Capital plc and is registered in England and Wales with the registered number 3066856. The Memorandum of Association states that the Company's objects are, inter alia, to carry on the business of an investment trust company and to undertake all kinds of trust and agency business. The Company's Memorandum of Association and Articles of Association allow for a wide range of activities by which to carry out the Company's objectives. See Exhibit 1.1, Memorandum of Association, Article 4(A).

Board of Directors

The Company's Articles of Association provide that unless otherwise determined by ordinary resolution, the Board of Directors shall consist of not less than two nor more than nine members.

Except as noted below, the Board may at any time appoint any person to be a Director either to fill a vacancy or as an additional Director, provided that the number of Directors does not exceed nine. Any person so appointed by the Board shall hold office only until the next Annual General Meeting of the Company at which he or she shall then be eligible for election by shareholders, but shall not be taken into account in determining the number of directors who are to retire by rotation at such meeting as set out below. See Exhibit 1.2, Articles of Association, Part 2, Article 79.

         Interested Director Transactions

Subject to certain provisions of the Companies Act designed to enforce fair dealing by directors and prevent their taking financial advantage, and provided that a Director has disclosed to the Directors the nature and extent of any interest, a Director:

     o may be party to or otherwise interested in any contract, transaction, or arrangement with the Company or in which the Company is otherwise interested;

     o may be a director or other officer of or employed by a party to any contract, transaction or arrangement with or otherwise interested in any corporate entity promoted by the Company or in which the Company is in any way interested; and

     o may act in a professional capacity for the Company (other than as auditor) and be compensated therefore and shall not (unless otherwise agreed by him) be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such corporate body or for such compensation.

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

A Director generally shall not vote on, or be counted in the quorum in relation to, any resolution of the Board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he does, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:

     o The giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the Company's request or for the benefit of the Company or any of its subsidiaries,

     o The giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security,

     o Where the Company or any of its subsidiary undertakings are offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate,

     o Any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or any of its subsidiaries or by reason of any other interest in or through the Company or any of its subsidiaries,

     o Any contract concerning any other company (not being a company in which the director and any persons connected with him owns 1% or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise,

     o Any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors and employees of the Company or of any of its subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to whom the fund or scheme relates,

     o Any contract for the benefit of employees of the Company or of any of its subsidiaries under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contracts relates, and

     o Any contract for the purchase or maintenance for any director or directors of insurance against any liability.

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

"Sapphire" means the feeder vehicle designed by members of the SVG Capital Group for investment in the Permira Fund known as Permira Europe II.

"Sapphire 4" means the feeder vehicle designed, managed or advised by members of the SVG Capital Group as a successor to Sapphire for investment solely in Permira IV and/or Permira V.

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

         Facility Agreement

The Company, The Governor and Company of The Bank of Scotland and The Royal Bank of Scotland plc entered into the Facility Agreement on March 10, 2006.

Please see "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Facility Agreement" for a description of the Facility Agreement.

         Unsecured Loan Notes

It is anticipated that the Company will enter into a Note Purchase Agreement in respect of the issue of the Notes in July 2006. See "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Unsecured Loan Notes".

Except as disclosed in this Item, there are no material contracts (other than contracts entered into in the ordinary course of business, including commitments to Funds) which have been entered into by the Company within the two years immediately preceding the date of this document and there are no other contracts (other than contracts entered into in the ordinary course of business) entered into by the Company which contain any provision under which the Company has any obligation or entitlement which is material to the Company as of December 31, 2005.

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

E.       Taxation

         Investment Trust Status.


The current conditions for a company to be approved by H.M. Revenue and Customs as an investment trust are set forth in Section 842. In order to be approved as an investment trust for U.K. tax purposes, the Company must comply with the following conditions throughout each of the accounting periods for which it seeks such approval:

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

The last accounting period for which the Company has been treated as approved by H.M. Revenue and Customs as an investment trust is the accounting period ended on December 31, 2004. The Directors believe that the actions which the Company has already taken, and those which it proposes to take, should together enable the Company to continue to satisfy the conditions of Section 842 for accounting periods commencing after December 31, 2004. See "Item 4. Information on the Company - Business Overview."

The Company will not be liable for U.K. corporation tax on capital gains realized during any accounting period for which it is approved as an investment trust. However, the Company will be liable for U.K. corporation tax on its income in each of its accounting periods. Certain investments in Investee Companies will be held by the Company through Delaware limited partnerships. As long as H.M. Revenue and Customs maintains its current view, the disposition of Investee Companies held though Delaware limited partnerships should be treated as giving rise to proceeds of a capital nature. There can be no assurances, however, that H.M. Revenue and Customs will not change its view of Delaware limited partnerships, which could cause the Company to be treated as realizing income (rather than capital proceeds) upon a realization of an interest in an Investee Company which is so held.

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

United States Taxation

         General

The following is a statement of material U.S. federal income tax considerations for investors in Ordinary Shares that are U.S. Holders, as defined below, and is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules, including: financial institutions, insurance companies, regulated investment companies, broker-dealers, tax-exempt organizations, persons subject to the alternative minimum tax, former citizens or long-term residents of the United States, persons that will hold Ordinary Shares as part of a straddle, hedge, conversion, or constructive sale, or other integrated transaction for U.S. federal income tax purposes or that have a functional currency other than the U.S. dollar, or holders of 10% or more of the Ordinary Shares, by vote or value, all of which may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, or U.S. state or local, tax considerations. This summary assumes that investors will hold their Ordinary Shares as "capital assets" within the meaning of Section 1221 of the Code. Investors should consult their own tax advisors regarding the U.S. federal, state and local, as well as foreign, income and other tax considerations of the purchase, ownership, and disposition of Ordinary Shares.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity that is taxable as a corporation, created or organized under the laws of the United States or any state or political subdivision of the United States, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or which has a valid election in effect under U.S. Treasury regulations to be treated as a U.S. person. If a partnership holds Ordinary Shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold Ordinary Shares should consult their own tax advisors.

         Taxation of Dividends

Subject to the discussion under "Passive Foreign Investment Company Status" below, distributions to U.S. Holders will constitute dividend income for U.S. federal income tax purposes to the extent such distributions are made from the Company's current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Notwithstanding the foregoing, the Company does not intend to maintain calculations of its earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. Such dividends will not be eligible for the dividends-received deduction otherwise allowed to U.S. corporations in respect of dividends received from other U.S. corporations. For taxable years beginning before January 1, 2011, dividends received from a "qualified foreign corporation" by a U.S. Holder who is an individual are eligible for a maximum U.S. federal income tax rate of 15% provided that certain holding period requirements are met. The amount of any dividend will be the U.S. dollar value of the British pounds sterling received, determined at the spot British pound / U.S. dollar exchange rate on the date such distribution is includible in the income of the U.S. Holder, regardless of whether the distribution is in fact converted into U.S. dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion of pounds sterling for a different amount generally will be U.S. source ordinary income or loss.

Subject to the discussion under "Passive Foreign Investment Company Status" below, to the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. Holder's tax basis in its Ordinary Shares to the extent thereof, and then as capital gain. The Company does not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles. Dividends paid by the Company will constitute foreign source dividend income for U.S. federal income tax purposes, which may be relevant to a U.S. Holder in calculating such holder's foreign tax credit limitation with respect to foreign taxes paid or accrued by such U.S. Holder. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by the Company in taxable years beginning before January 1, 2007 will generally be "passive" income or, in the case of certain holders, "financial services" income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on a holder's circumstances, be "passive" or "general" income.

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

Any gain or loss resulting from currency exchange fluctuations during the period from the date of the receipt of proceeds from sale, exchange or other disposition to the date such proceeds are converted into U.S. dollars will generally be treated as U.S. source ordinary income or loss.

         Passive Foreign Investment Company Status

In general, a non-U.S. corporation such as the Company will be treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes if at least 75% of its gross income for the taxable year is passive income or at least 50% of the value, determined on the basis of a quarterly average, of its assets produce or are held for the production of passive income. A corporation that owns (directly or indirectly) at least 25% (by value) of the stock of another corporation takes into account its proportionate share of the owned corporation's assets and income in applying the PFIC asset and income tests. The Company believes that it was a PFIC for its taxable year ended December 31, 2005 and expects to be classified as a PFIC for the foreseeable future.

Under the PFIC rules, unless a U.S. Holder makes a "mark-to-market election" (which may have its own adverse tax consequences), as described below, the U.S. Holder will be subject to special, generally adverse tax rules with respect to any gain realized by the U.S. Holder on the sale or other disposition of Ordinary Shares and any "excess distribution" made by the Company (generally any distributions to a U.S. Holder during a single taxable year that exceed 125% of the "average annual distribution" received by such U.S. Holder in the three preceding years (or the U.S. Holder's holding period, if shorter)). Under these rules, (i) any excess distribution or gain will be allocated ratably over the U.S. Holder's holding period, (ii) the amount allocated to the taxable year in which the U.S. Holder realizes the excess distribution or gain will be taxed as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, will be subject to tax in that prior year at the highest applicable tax rate for such year, and (iv) the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Furthermore, if the Company is a PFIC, then a U.S. Holder may be subject to the foregoing rules as if the U.S. Holder owned its pro rata share of any of the Company's direct or indirect corporations that are themselves PFICs. Accordingly, a U.S. Holder may be subject to tax under the excess distribution rules with respect to distributions to the Company by, and dispositions by the Company of stock of, any direct or indirect PFIC stock held by the Company, as if the U.S. Holder received directly its pro rata share of either the distribution or proceeds from such disposition. U.S. Holders should consult their tax advisors on the potential application of the indirect PFIC rules to them.

Pursuant to the specific provisions of the excess distribution rules, a U.S. Holder may also recognize gain if the Ordinary Shares are pledged as security for a loan or are transferred by gift or death. A U.S. Holder that acquires Ordinary Shares from a decedent generally will not receive a "stepped-up" fair market value basis in such Ordinary Shares unless all of the gain is recognized to the decedent pursuant to the specific provisions of the excess distribution rules but, instead, will receive a tax basis equal to the decedent's basis, if lower.

The tax consequences described above may generally be avoided if a U.S. Holder is eligible for and timely makes a mark-to-market election with respect to its Ordinary Shares provided that the Ordinary Shares meet certain minimum trading requirements. The mark-to-market election is made on IRS Form 8621 and applies to all Ordinary Shares owned or subsequently acquired by the electing U.S. Holder. The election is effective for the taxable year for which it is made and all subsequent years, unless the Ordinary Shares cease to meet the applicable trading requirements, the IRS consents to its revocation or the Company ceases to be a PFIC with respect to the U.S. Holder. The excess distribution rules, as specially modified by a coordination rule, may apply to the first taxable year in which a mark-to-market election is effective if the Company was a PFIC for any taxable year, prior to such first taxable year, during the U.S. Holder's holding period in the Ordinary Shares. U.S. Holders should consult their own tax advisors as to whether a mark-to-market election is available in respect of the Ordinary Shares.

If a mark-to-market election is made and for so long as the election is effective, the electing U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Ordinary Shares at the end of the taxable year over its adjusted basis in its Ordinary Shares. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder's basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts. Gain on the sale or other disposition of Ordinary Shares will be treated as ordinary income. Any loss recognized on the sale or other disposition of Ordinary Shares in excess of any prior unreversed mark-to-market inclusions will be subject to the rules generally applicable to losses provided elsewhere in the Code.

Whether or not a U.S. Holder makes a mark-to-market election with regard to the Ordinary Shares, dividends that a U.S. Holder receives from the Company will not constitute qualified dividend income if the Company is a PFIC either in the taxable year of the distribution or the preceding taxable year.

A U.S. Holder that acquires Ordinary Shares from a decedent where a mark-to-market election with respect to the Ordinary Shares was in effect as of the date of the decedent's death will be subject to special, generally adverse rules for purposes of determining the basis of the Ordinary Shares in the hands of the acquiring U.S. Holder.

Whether or not a mark-to-market election is made, a U.S. Holder of PFIC stock must annually file IRS Form 8621.

The Company does not currently intend to provide the information necessary for a U.S. Holder to make a "qualified electing fund" election with respect to Ordinary Shares.

The PFIC rules are very complex. U.S. Holders should consult their own tax advisors concerning the status of the Company as a PFIC, the application of the PFIC rules to them and the relative economic and U.S. federal income tax merits of a mark-to-market election, if available, with respect to the Ordinary Shares.

         Information Reporting and Backup Withholding

U.S. Holders that are "exempt recipients" (such as corporations) generally will not be subject to U.S. backup withholding tax and related information reporting requirements on dividend payments on, and the proceeds from the disposition of, Ordinary Shares unless, when required, they fail to demonstrate their status as exempt recipients. Other U.S. Holders (including individuals) generally will be subject to U.S. backup withholding tax at the applicable statutory rate on dividend payments on, and the proceeds from the disposition of, Ordinary Shares if they fail to furnish a correct taxpayer identification number or otherwise fail to comply with applicable backup withholding requirements. In general, information reporting may apply to payments of dividends on, and the proceeds from the disposition of, Ordinary Shares to a U.S. Holder that is not an exempt recipient.

The backup withholding tax is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a beneficial owner's U.S. federal income tax liability, and the beneficial owner may obtain a refund of any excess amounts withheld by filing a claim for refund with the IRS.


F.       Dividends and Paying Agents

         Not applicable to this Form 20-F.

G.       Statement by Experts

         Not applicable to this Form 20-F.

H.       Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The Company's SEC filings since May 22, 2002 are also publicly available through the SEC's website located at http://www.sec.gov.


I.       Subsidiary Information

         Not applicable to this Form 20-F.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                  MARKET RISK

A summary of the main risks  faced by the  Company are shown in Note 33 in "Item
17. Financial Statements." In addition, the Company has carried out some sensitivity analyses in respect of its exposure to valuation risk and foreign exchange risk, as set out below.

         Valuation risk

The Company's principal investment objective is to achieve capital appreciation by investing in private equity funds. These investments are designated as fair value through profit and loss, with unrealized gains or losses reported in the income statement. "Item 5. Operating and Financial Review and Prospects"

The risks faced by the Company are more fully discussed in "Item 3. Key Information - Risk Factors". It should be noted, however, that a large proportion of the underlying investee companies are expected to be unquoted investments and therefore the valuation of such companies involves exercising judgement (see "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Critical Accounting Policies").

At December 31, 2005, the value of private equity funds and co-investments amounted to GBP675.1 million (2004: GBP714.1 million), out of total assets of GBP955.4 million (2004: GBP760.0 million). As such, changes in the valuation of investee companies will have a significant impact on the overall value of the Company.

A sensitivity analysis has been performed on the valuations of the 20 largest investee companies, which had a combined valuation at December 31, 2005 of GBP550.2 million or 81.5% of the private equity portfolio (2004: GBP544.9 million or 76.3%), the results of which are set out in the table below:

                                                                                Hypothetical            Hypothetical
                                                              Fair value          fair value              fair value
                                                                               (10% uplift)*           (10% w/down)*
                                                                 GBP'000             GBP'000                 GBP'000
December 31, 2005
Valuation of 20 largest investments                              550,201             633,445                 466,523
Change in valuation                                                                   +15.5%                  -15.2%

December 31, 2004
Valuation of 20 largest investments                              544,935             619,996                 473,349
Change in valuation                                                                   +13.8%                  -13.1%

* All investments are included in the balance sheet at fair value. Quoted companies are valued based on market prices and recently acquired unquoted investments may be carried at cost. For such investments, a 10% movement in the valuation basis will have a 10% impact on fair value. For unquoted investments valued on a different basis, such as earnings-related, a 10% movement in the earnings of the investee company will not necessarily result in a 10% change in fair value, because of other factors such as gearing.

         Currency risk

As explained in note 33 of the financial statements, the Company is exposed to currency risk as a significant proportion of its assets are denominated in foreign currency.

A sensitivity analysis has been performed on the effect of exchange rate fluctuations on the valuation of the 20 largest investee companies, the results of which are set out in the table below:

                                                                                Hypothetical            Hypothetical
                                                              Fair value          fair value              fair value
                                                                                        (10%     (10% appreciation)*
                                                                              depreciation)*
                                                                 GBP'000             GBP'000                 GBP'000
December 31, 2005
Valuation of 20 largest investments                              550,201             591,346                 509,056
Change in valuation                                                                    +7.5%                   -7.5%

December 31, 2004
Valuation of 20 largest investments                              544,935             586,731                 503,139
Change in valuation                                                                    +7.7%                   -7.7%

* For the purposes of this analysis, depreciation means a 10% weakening of sterling relative to other currencies and appreciation means a 10% strengthening of sterling relative to other currencies.

In addition to fund investments, the Company is also exposed to currency risk through its holdings of cash and cash equivalents, which amounted to GBP205.0 million at December 31, 2005 (2004: GBP25.1 million).

A sensitivity analysis has been performed on the effect of exchange reate fluctuations on the valuations of cash and cash equivalents, the results of which are set out in the table below:

                                                                                Hypothetical            Hypothetical
                                                              Fair value               value                   value
                                                                                        (10%     (10% appreciation)*
                                                                              depreciation)*
                                                                 GBP'000             GBP'000                 GBP'000
December 31, 2005
Cash and cash equivalents                                        205,006             221,244                 188,767
Change in value                                                                        +7.9%                   -7.9%

December 31, 2004
Cash and cash equivalents                                         25,148              25,497                  24,798
Change in value                                                                        +1.4%                   -1.4%

* For the purposes of this analysis, depreciation means a 10% weakening of sterling relative to other currencies and appreciation means a 10% strengthening of sterling relative to other currencies.

The Company's exposure to currency risk has increased as cash balances have grown because the majority of its cash balances are now held in euro-denominated treasury bills. A breakdown of the Company's cash balances by currency is shown in note 36 to the financial statements.

         Interest rate risk

As explained in note 33 of the financial statements, the Company is exposed to interest rate risk as it earns interest on its holdings of cash and cash equivalents. Conversely, the Company is expected to issue as series of Bonds in July 2006 (see "Item 5. B. Liquidity and Capital Resources - Potential Sources of Capital - Senior Unsecured Notes") and has increased its loan facility to EUR600 miilion (see "Item 5. B. Liquidity and Capital Resources - Potential Sources of Capital - Facility Agreement"). Interest rate risk on the Bonds will be mitigated as they are expected to be predominantly fixed-rate and, in the case of floating-rate notes, the Company will enter into a suitable interest rate swap.

It should be noted, however, that the Company's primary objective is to achieve capital returns and, as such, the main exposure to interest rate risk is indirect, through its impact on the valuations of the private equity funds, although it is not possible to quantify such effects.

Interest rates are one of the key determinants of economic growth. At a more specific level, interest rates also have an important role in the ability of private equity funds to secure profitable deals, as many transactions are partly financed by debt.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable to this Form 20-F.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                  HOLDERS AND USE OF PROCEEDS
None.

Item 15. CONTROLS AND PROCEDURES

The Board of directors is responsible for the Group's system of internal control that is designed to facilitate effective and efficient operations and to ensure the quality of internal and external reporting and compliance with applicable laws and regulations. In devising internal controls, the Board has regard to the nature and extent of the risk, the likelihood of it crystallizing and the cost of controls. A system of internal control is designed to manage, but not eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against the risk of material misstatement, fraud or losses. The Board has established a process for the identification, evaluation and management of the significant risks faced by the Group, which operated throughout the year ended December 31, 2005 and to date in 2006. The Board has adopted a risk map that identifies significant strategic, investment-related, operational and service provider risks and a monitoring system to ensure that risk management and all aspects of internal control are reviewed on a regular basis.

The Board believes that the key risks identified and the implementation of an on-going system to identify, evaluate and manage these risks are based upon and relevant to the Group's business as an investment trust. The on-going risk assessment includes consideration of the scope and quality of the systems of internal control adopted by major service providers, and ensures regular communication of the results of monitoring by third parties to the Board, the incidence of significant control failings or weaknesses that have been identified at any time and the extent to which they have resulted in unforeseen outcomes or contingencies that may have a material impact on the Group's performance or condition.

         (a) Disclosure controls and procedures

Our principal executive officer and principal financial officer have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, the principal executive officer and principal financial officer concluded that such controls and procedures were adequate and effective to ensure that material information regarding our company, including our consolidated subsidiaries, was made known to such officers by others within those entities, for the period for which this annual report was being prepared.

         (b) Changes in internal control over financial reporting

There have not been significant changes in the Group's internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Group's internal control over financial reporting.

Item 16. [RESERVED]

Item 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that C. Sinclair, a member and the Chairman of the Audit Committee, is the audit committee financial expert. The Board is satisfied that he has recent and relevant financial experience. Although the Board has determined that Mr. Sinclair is an 'Audit Committee Financial Expert' and is independent, each as defined in the SEC rules under the US Securities Exchange Act of 1934 and related guidance, the members of the Audit Committee are selected with a view to the expertise and experience of the Audit Committee as a whole, and the Audit Committee reports to the Board as a single entity. The designation of a director as an 'Audit Committee Financial Expert' does not impose on such director any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such director as a member of the Audit Committee and Board in the absence of such a designation. Nor does the designation of a director as an 'Audit Committee Financial Expert' affect the duties, obligations or liability of any other member of the Board. Mr. Sinclair meets the independence criteria applicable to audit committee members under the listing standards of the New York Stock Exchange.

Item 16B.         CODE OF ETHICS

The Company has adopted a Code of Ethics that is applicable to our principal executive officer, principal financial officer and all Directors and Executives employed by subsidiaries of the Company. A copy is available on request from the Company Secretary at the following address: Schroder Investment Management Limited, 31 Gresham Street, London, EC2V 7QA, United Kingdom. The information is also published on the Company's website - www.svgcapital.com.

Item 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Our principal independent auditor is Ernst & Young LLP.

Fees and Services

During the years ended December 31, 2004 and December 31, 2005, we paid the following fees for professional services to Ernst & Young:

                                                                   Year Ended              Year Ended
                                                               December 31, 2005        December 31, 2004
                                                                              (GBP in thousands)
      Audit Fees                                                      188                      95
      Audit-Related Fees                                               --                      --
      Tax Fees                                                         8                       12
      All Other Fees                                                   --                      --
      Total                                                           196                      107

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

In the fiscal year ended December 31, 2005, our Audit Committee pre-approved all audit and non-audit services provided by Ernst & Young LLP.

Item 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

Item 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                  PURCHASERS

The Directors have not used the authority given to them at the Annual General Meeting of the Company held on April 25, 2005 to purchase any of the ordinary shares of the Company.

The total number of shares in issue on March 20, 2006 was 128,545,588 shares. To provide maximum flexibility, the Directors renewed the authority to purchase up to 14.99% of the share capital in issue on March 20, 2006 at the Annual General Meeting on April 24, 2006.

This authority will lapse at the conclusion of the Company's Annual General Meeting in 2007, unless renewed earlier.

As at June 30, 2006, the Company held no shares in treasury. Accordingly, the percentage figures in this and other sections of the report are all calculated exclusive of treasury shares.

                                    PART III


Item 17. FINANCIAL STATEMENTS

The financial statements required by Item 17, together with the report of Ernst & Young thereon, are included as follows on Pages F1 through F34 of this report:


Report of independent registered public accounting firm                                                 F-1

Consolidated income statement for the years ended December 31, 2005 and  December 31, 2004              F-2

Consolidated statement of changes in equity for the years ended December 31, 2005 and  December 31,     F-3
2004

Consolidated balance sheets at  December 31, 2005 and December 31, 2004                                 F-4

Consolidated cash flow statements for the years ended December 31, 2005 and December 31, 2004           F-5

Notes to the accounts                                                                                   F-6


Item 18. FINANCIAL STATEMENTS

         Not applicable to this Form 20-F.

Item 19. EXHIBITS

         The following exhibits are filed as a part of this annual report:


Exhibit                                             Exhibit Name
Number


1.1             Memorandum of Association                                                                    *

1.2             Articles of Association, as adopted on December 5, 2000                                     ***

4.1             Facility Agreement, dated March 10, 2006, between the Company,  The Governor and           Filed
                Company of The Bank of Scotland and The Royal Bank of Scotland plc                        herewith

4.2             The Executive Share Option Plan                                                              **

4.3             Operating Agreement, dated March 21, 2005, between the Company and Permira Holdings         ***
                Limited and the Company and certain other Permira Entities

4.4             Subscription Agreement, dated March 21, 2005, between the Company and Permira               ***
                Capital Limited

8.1             List of Subsidiaries of the Company                                                          **

11.1            The Company's Code of Ethics                                                               Filed
                                                                                                          herewith

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

13.1            Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)                  Furnished
                                                                                                          herewith

13.2            Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)                  Furnished
                                                                                                          herewith



* Incorporated herein by reference to the Company's 2000 annual report on Form 20-F, filed with the Commission on January 16, 2001

** Incorporated herein by reference to the Company's 2001 annual report on Form 20-F, filed with the Commission on November 8, 2001

*** Incorporated herein by reference to the Company's 2004 annual report on Form 20-F, filed with the Commission on July 15, 2005

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

                  SVG CAPITAL PLC
                  (Registrant)


                                    By:  /s/ John Spedding
                                           John Spedding, for and on behalf of
                                           Schroder Investment
                                           Management Limited, Secretaries


Date: July 14, 2006








                                       F1
SVG Capital plc
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To: The Directors
     SVG Capital plc

We have audited the Consolidated Balance Sheets of SVG Capital plc as of December 31, 2005 and 2004, and the related Consolidated Statements of Income, Changes in Equity and Cash Flows for each of the two years in the period ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SVG Capital plc at December 31, 2005 and 2004, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended December 31, 2005 and 2004 in conformity with International Financial Reporting Standards as adopted by the European Union which differ in certain respects from United States generally accepted accounting principles (see Note 36 of Notes to the Accounts).

Ernst & Young LLP
London, England
March 20, 2006, except for
Note 36 - Differences Between IFRS and
United States Generally Accepted Accounting Principles, as to which the date is July 14, 2006


                                       F1

SVG Capital plc
CONSOLIDATED INCOME STATEMENT (Incorporating The Revenue Account)


                                                  For the year ended                     For the year ended
                                                  December 31, 2005                      December 31, 2004
                                             Revenue  Capital                        Revenue  Capital
                                              return      return        Total         return      return       Total
                                 Notes       GBP'000     GBP'000      GBP'000        GBP'000     GBP'000     GBP'000
Gains on investments - gains
on fair value through profit
and loss                                           -     142,451      142,451              -     134,799     134,799
Exchange (losses)/gains on
other items                                     (63)         994          931           (75)         112          37
------------------------------ -------- ------------- ----------- ------------ -------------- ----------- -----------
                                                (63)     143,445      143,382           (75)     134,911     134,386
------------------------------ -------- ------------- ----------- ------------ -------------- ----------- -----------
Operating income
Investment income                    4        21,314           -       21,314          2,212           -       2,212
Other operating income               4        12,054           -       12,054          8,959           -       8,959
------------------------------ -------- ------------- ----------- ------------ -------------- ----------- -----------
Total operating income                        33,368           -       33,368         11,171           -      11,171
------------------------------ -------- ------------- ----------- ------------ -------------- ----------- -----------
Operating expenses
Administrative expenses              5      (14,079)           -     (14,079)       (10,839)           -    (10,839)
Other operating expenses                           -       (517)        (517)              -       (928)       (928)
------------------------------ -------- ------------- ----------- ------------ -------------- ----------- -----------
Total expenses                              (14,079)       (517)     (14,596)       (10,839)       (928)    (11,767)
------------------------------ -------- ------------- ----------- ------------ -------------- ----------- -----------
Operating profit/(loss)                       19,289       (517)       18,772            332       (928)       (596)
Finance costs                       11       (4,588)           -      (4,588)        (5,402)           -     (5,402)
------------------------------ -------- ------------- ----------- ------------ -------------- ----------- -----------
Profit/(loss) before tax                      14,638     142,928      157,566        (5,145)     133,983     128,838
Tax                                 10         (328)       (527)        (855)             72           -          72
------------------------------ -------- ------------- ----------- ------------ -------------- ----------- -----------
Profit/(loss) for the year                    14,310     142,401      156,711        (5,073)     133,983     128,910
------------------------------ -------- ------------- ----------- ------------ -------------- ----------- -----------
Attributable to: Equity                       14,300     142,274      156,574        (5,075)     133,899     128,824
holders of the parent
Minority interest                                 10         127          137              2          84          86
------------------------------ -------- ------------- ----------- ------------ -------------- ----------- -----------

Earnings per ordinary share
From continuing activities
Basic                               13                                 123.7p                                 113.7p
------------------------------ -------- ------------- ----------- ------------ -------------- ----------- -----------
Diluted                             13                                 113.7p                                  97.8p
------------------------------ -------- ------------- ----------- ------------ -------------- ----------- -----------


The total columns of this statement represents the income statement of the Group, prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The supplementary revenue return and capital return columns are both prepared under guidance published by the Association of Investment Trust Companies. All items in the above statement derive from continuing operations.

                                       F2

SVG Capital plc
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY


                                Share      Share      Revenue     Capital     Share          Other     Total     Minority      Total
                                                                             option       reserves    equity
                              capital     premium     reserve     reserve   reserve                  holders     interest
                              GBP'000     GBP'000     GBP'000     GBP'000   GBP'000        GBP'000   GBP'000      GBP'000   GBP'000
For the year ended
December 31, 2005
Profit for the year                 -           -      14,300     142,274         -            -     156,574        137     156,711
Issue of share options              -           -           -           -     1,425            -       1,425          -       1,425
Issue of shares via
placing                         6,000      30,000           -           -         -            -      36,000          -      36,000
Issue costs                         -       (492)           -           -         -            -       (492)          -       (492)
--------------------------- ---------- ----------- ----------- ----------- --------- ------------ ----------- ---------- -----------
Changes in equity for the
year ended
December 31, 2005               6,000      29,508      14,300     142,274     1,425            -     193,507        137     193,644
Balance at
December 31, 2004             122,530      72,622    (13,201)     422,945     1,250      102,704     708,850        505     709,355
--------------------------- ---------- ----------- ----------- ----------- --------- ------------ ----------- ---------- -----------
Balance at                    128,530     102,130       1,099     565,219     2,675      102,704     902,357        642     902,999
December 31, 2005
--------------------------- ---------- ----------- ----------- ----------- --------- ------------ ----------- ---------- -----------

For the year ended
December 31, 2004
Profit for the period               -           -     (5,075)     133,899         -            -     128,824         86     128,910
Issue of share options              -           -           -           -       907            -         907          -         907
Issue of shares on
conversion of bonds             9,875      29,508           -           -         -      (7,333)      32,050          -      32,050
--------------------------- ---------- ----------- ----------- ----------- --------- ------------ ----------- ---------- -----------
Changes in equity for the
year ended
December 31, 2004               9,875      29,508     (5,075)     133,899       907      (7,333)     161,781         86     161,867
Balance at
December 31, 2003             112,655      43,114     (8,126)     289,046       343      110,037     547,069        419     547,488
--------------------------- ---------- ----------- ----------- ----------- --------- ------------ ----------- ---------- -----------
Balance at                    122,530      72,622    (13,201)     422,945     1,250      102,704     708,850        505     709,355
December 31, 2004
--------------------------- ---------- ----------- ----------- ----------- --------- ------------ ----------- ---------- -----------

                                       F3


SVG Capital plc

CONSOLIDATED BALANCE SHEET

                                                                  Notes                   As at                   As at
                                                                                    December 31,            December 31,
                                                                                           2005                    2004
                                                                                        GBP'000                 GBP'000
------------------------------------------------------- ---------------- ----------------------- -----------------------
Non-current assets
Investments designated as fair value through profit
and loss                                                             15                 703,725                 729,272
Property, plant and equipment                                        14                   1,099                   1,161
Deferred tax asset                                                                           38                      74
------------------------------------------------------- ---------------- ----------------------- -----------------------
                                                                                        704,862                 730,507
------------------------------------------------------- ---------------- ----------------------- -----------------------
Current assets
Financial assets                                                     17                  40,565                       -
Other receivables                                                    17                   4,965                   4,390
Cash and cash equivalents                                            17                 205,006                  25,148
------------------------------------------------------- ---------------- ----------------------- -----------------------
                                                                                        250,536                  29,538
------------------------------------------------------- ---------------- ----------------------- -----------------------
Total assets                                                                            955,398                 760,045
------------------------------------------------------- ---------------- ----------------------- -----------------------
Current liabilities
Other payables                                                       18                 (8,152)                 (7,763)
Tax payable                                                          18                    (42)                       -
------------------------------------------------------- ---------------- ----------------------- -----------------------
                                                                                        (8,194)                 (7,763)
------------------------------------------------------- ---------------- ----------------------- -----------------------
Total assets less current liabilities                                                   947,204                 752,282
------------------------------------------------------- ---------------- ----------------------- -----------------------
Non-current liabilities
Convertible loan notes                                               19                (42,989)                (42,374)
Deferred staff compensation                                          19                   (689)                   (553)
Deferred tax liability                                               19                   (527)                       -
------------------------------------------------------- ---------------- ----------------------- -----------------------
                                                                                       (44,205)                (42,927)
------------------------------------------------------- ---------------- ----------------------- -----------------------
Net assets                                                                              902,999                 709,355
------------------------------------------------------- ---------------- ----------------------- -----------------------
Equity
Called up share capital                                              21                 128,530                 122,530
Share premium account                                                22                 102,130                  72,622
Capital redemption reserve                                           23                   3,204                   3,204
Share purchase reserve                                               24                  92,054                  92,054
Share option reserve                                                 25                   2,675                   1,250
Convertible loan notes - equity                                      26                   7,446                   7,446
Capital reserve                                                      27                 565,219                 422,945
Revenue reserve                                                      28                   1,099                (13,201)
------------------------------------------------------- ---------------- ----------------------- -----------------------
Capital and reserves attributable to equity holders                                     902,357                 708,850
of the parent
Minority interest                                                                           642                     505
------------------------------------------------------- ---------------- ----------------------- -----------------------
Total equity                                                                            902,999                 709,355
------------------------------------------------------- ---------------- ----------------------- -----------------------
Net asset value per ordinary share
From continuing activities
- basic                                                              29                  702.1p                  578.5p
- diluted                                                            29                  667.8p                  558.2p
------------------------------------------------------- ---------------- ----------------------- -----------------------


                                       F4


SVG Capital plc

CONSOLIDATED CASH FLOW STATEMENT

                                                                                 For the year      For the year
                                                                                        ended             ended
                                                                                 December 31,      December 31,
                                                                                         2005              2004
                                                                       Notes          GBP'000           GBP'000
-------------------------------------------------------------------- -------- ---------------- -----------------
Interest income                                                                         3,583             1,293
Other income                                                                           29,659            11,537
Expenses                                                                             (13,507)          (10,262)
Interest paid                                                                         (3,357)           (5,223)
Tax paid                                                                                (244)              (31)
-------------------------------------------------------------------- -------- ---------------- -----------------
Net cash from/(used in) operating activities                              30           16,134           (2,686)
-------------------------------------------------------------------- -------- ---------------- -----------------
Investing activities
Capital distributions from public equity funds                                          6,674             1,394
Capital distributions from private equity funds                                       268,113           143,924
Purchases of public equity funds/other investments                                   (17,672)           (4,699)
Calls paid to private equity funds                                                   (89,117)         (159,477)
Purchase of warehoused funds                                                         (39,016)                 -
Purchases of property, plant and equipment                                              (131)           (1,004)
-------------------------------------------------------------------- -------- ---------------- -----------------
Net cash from/(used) in investing activities                                          128,851          (19,862)
-------------------------------------------------------------------- -------- ---------------- -----------------
Financing
Share placing                                                                          36,000                 -
Issue and listing costs of ordinary shares                                              (510)               (9)
-------------------------------------------------------------------- -------- ---------------- -----------------
Net cash from/(used in) financing activities                                           35,490               (9)
-------------------------------------------------------------------- -------- ---------------- -----------------
Net increase/(decrease) in cash and cash equivalents                                  180,475          (22,557)
Cash and cash equivalents at beginning of year                                         25,148            47,668
Effect of foreign exchange rates on cash and cash equivalents                           (617)                37
-------------------------------------------------------------------- -------- ---------------- -----------------
Cash and cash equivalents at end of year                                              205,006            25,148
-------------------------------------------------------------------- -------- ---------------- -----------------

                                       F5



SVG Capital plc
------------------------------------------------------------------------------
NOTES TO THE ACCOUNTS (continued)

1         Accounting policies

          Basis of accounting
          The financial statements of the Company and the Group have been prepared in accordance with International Financial Reporting Standards, which comprise standards and interpretations approved by the International Accounting Standards Board ("IASB"), and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee ("IASC") that remain in effect, and to the extent that they have been adopted by the European Union ("EU") and as applied in accordance with the provisions of the Companies Act 1985. The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are given in note 2 and note 34.

          International Financial Reporting Standards as adopted by the EU differ in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB"). However, the consolidated financial statements for the periods presented would be no different had the Company applied International Financial Reporting Standards as issued by the IASB. References to "IFRS" hereafter should be construed as references to International Financial Reporting Standards as adopted by the EU.

          The principal accounting policies adopted are set out below. Where presentational guidance set out in the Statement of Recommended Practice ("SORP") for investment trusts issued by the Association of Investment Trusts ("AITC") in January 2005 is consistent with the requirements of IFRS, the financial statements have been prepared on a basis compliant with the SORP.

          The Group financial statements are presented in Sterling and all values are rounded to the nearest thousand pounds (GBP'000) except when otherwise indicated.

          Basis of consolidation
          The  consolidated   financial  statements  incorporate  the  financial
          statements of the Company and all entities controlled by the Company (its subsidiaries), together, the "Group

          Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

          Financial statements of all Group companies are prepared for the same reporting period.

          The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognized. Subsequently, minority interests represent the portion of profit or loss and net assets in subsidiaries that is not held by the Group and are presented separately in the income statement and within equity in the consolidated balance sheet, separately from parent shareholders' equity. However, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

          The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

          Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the group.

          All intra-group transactions, balances, income and expenses are eliminated on consolidation.

          Presentation of income statement
          In order to better reflect the activities of an investment trust company and in accordance with guidance issued by the AITC, supplementary information which analyses the income statement between items of a revenue and capital nature has been presented alongside the income statement. In accordance with the Company's status as a UK investment company under section 266 of the Companies Act 1985, net capital returns may not be distributed by way of dividend.

          Financial instruments
          Financial assets and financial liabilities are recognized on the Group's balance sheet when the group becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the Company's contractual right to the cash flow from the asset expires or substantially all the risks and rewards of ownership are transferred. Financial liabilities are derecognized when the contractual obligation is discharged, with gains and losses recognized in the income account.


                                       F6

          Investments
          Investments are recognized and derecognized on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value.

          As the Company's business is investing in financial assets with a view to profiting from their total return in the form of income or capital gains, such financial assets are designated as fair value through profit or loss on initial recognition. Incidental costs on acquisition of such assets are expensed.

          Financial assets designated as fair value through profit or loss are measured at subsequent reporting dates at fair value, which for investment funds is at their net asset value based on the fair value of the underlying investments.

          Quoted instruments are valued at either the bid price or the last traded price, depending on the convention of the exchange on which the investment is quoted.

          In respect of unquoted instruments, or where the market for a financial instrument is not active, fair value is established by using recognized valuation methodologies, in accordance with International Private Equity and Venture Capital ("IPEVC") Valuation Guidelines. New investments are initially carried at cost, for a limited period, being the price of the most recent investment in the investee. This is in accordance with IPEVC Guidelines as the cost of recent investments will generally provide a good indication of fair value. Fair value is the amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's length transaction.

          Gains and losses arising from investments, designated as investments held at fair value through profit or loss, are included in the income statement in the period in which they arise. Foreign exchange gains and losses on fair value through profit or loss investments are included within the changes in its fair value.

          Current financial assets
          Financial assets purchased with a view to subsequent resale to an associated entity ("warehoused investments") are carried at fair value, being the proposed transfer price of the asset, and included in current assets.

          Investments in subsidiaries
          In its separate financial statements the Company recognizes its investment in subsidiaries at cost, unless they are investment vehicles, in which case they are included at fair value.

          Investments in associates
          In accordance with IAS 28 "Investments in Associates", the standard does not apply to investments held in associates by venture capital organisations that are designated as fair value through profit and loss. Such investments are measured at fair value, with changes in fair value recognized in profit or loss in the period in which they occur.

          An associate is an entity over which the group is in a position to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investee.

          Bank borrowings
          Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis in the income statement account using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

          Convertible loan notes
          Convertible loan notes are regarded as compound instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds of issue of the convertible loan notes and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the group, is included in equity. Issue costs are allocated proportionately to the liability and equity components. The carrying amount to maturity of the liability component is measured at amortised cost.

          Equity instruments
          Equity instruments issued by the Company are recorded as the proceeds received, net of direct issue costs.

                                       F7

          Share-based payments
          The group has applied the requirements of IFRS 2 'Share-based Payments'. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005.

          The cost of equity-settled share-based payments with employees of the Group are measured at fair value at the date of grant and recognized as an expense over the vesting period, which ends on the date on which the employees become unconditionally entitled to the award. Fair value is determined by an external valuer using an appropriate valuation model. In valuing equity-settled transactions, no account is taken of any non-market vesting conditions.

          At each balance sheet date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management's best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous balance sheet date is recognized in the consolidated income statement, with a corresponding entry in equity. No expense is recognized in the Company's income statement as there are no options issued in consideration for the provision of employee services to the Company.

          Revenue recognition
          Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business.

          Interest income is accrued on a time basis, by reference to the principal outstanding and the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount. Interest income is classified within operating activities in the cash flow statement.

          Dividend income from investments is recognized when the shareholders' rights to receive payment has been established and is classified within operating activities in the cash flow statement.

          The Company's revenue and capital gains are expected to be derived primarily from future distributions in respect of its holdings in fund investments.

          The Company will account for such distributions by reference to the underlying source of the distribution. Realized profits on capital distributions which arise from the realisation of investments within the funds will be credited to the income statement and taken to the Company's capital reserve. Income distributions will be credited to the income statement and taken to the Company's revenue reserve.

          Management and advisory fee income are accrued over the period for which the service is provided.

          Leasing
          Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

          The group as lessee
          Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

          Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

          Borrowing costs
          Borrowing costs are recognized in profit or loss in the period in which they are incurred. All borrowing costs are charged directly to revenue and are classified within operating activities in the cash flow statement.

          Retirement benefit costs
          Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. The costs relating to defined benefit schemes are accounted for in the same way as for defined contribution schemes where the group is unable to identify its share of the underlying performance and financial position of the plan with sufficient reliability for accounting purposes. Such situations arise where the contributions payable by the Group are set in terms of the scheme as a whole and, as such, there is no consistent and reliable basis for allocating the Group's obligations, plan assets, or costs.

                                       F8


          Other employee benefits
          Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

          Foreign currencies
          The functional currency of the Company is pounds sterling. Transactions in currencies other than pounds sterling are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Gains and losses arising on retranslation are included in net profit or loss for the period.

          On consolidation, the assets and liabilities of the group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are classified as equity and transferred to the group's translation reserve. Such translation differences are recognized as income or as expenses in the period in which the operation is disposed of.

          Taxation
          The tax expense represents the sum of the tax currently payable and deferred tax.

          The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

          Investment trusts which have approval under Section 842 Income and Corporation Taxes Act 1988 are not liable for taxation on capital gains.

          Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

          Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

          The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

          Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

          Property, plant and equipment
          Fixtures  and   equipment  are  stated  at  cost,   including   direct
          acquisition costs, less accumulated depreciation and any recognized impairment loss.

          Depreciation is charged so as to write off the cost less estimated residual value of assets over their estimated useful lives, using the straight-line method, on the following bases:

          Telecommunications and office equipment     10% - 20%
          Leasehold improvements                      10%
          Computer equipment                          20% - 33%

          The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income.

          The carrying values of property, plant and equipment are reviewed for impairment when events or circumstances indicate the carrying value may not be recoverable.

                                       F9

          Cash and cash equivalents
          Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment purposes. Assets are classified as cash equivalents if they are readily convertible to cash and are not subject to significant changes in value. The Company has classified short-term bank deposits, investments in money market funds and short-dated treasury bills as cash equivalents.

          Summary of new standards and interpretations not applied
          During the year, the IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements:

                                                                                                    Effective date, periods
                                                                                                                 commencing
International Financial Reporting Standards (IFRS)
IFRS 1       Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and
             IFRS 6 Exploration for and Evaluation of Mineral Resources                                     January 1, 2006
IFRS 4       Amendments to International Financial Reporting Standards IAS 39 Financial Instruments:
             Recognition and Measurement IFRS 4 Insurance Contracts Financial Guarantee Contracts           January 1, 2006
IFRS 6       IFRS 6 Exploration for and Evaluation of Mineral Resource                                      January 1, 2006
IFRS 6       Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and
             IFRS 6 Exploration for and Evaluation of Mineral Resources                                     January 1, 2006
IFRS 7       IFRS 7 Financial Instruments: Disclosure                                                       January 1, 2007

International Accounting Standards (IAS)
IAS 1        Amendments to IAS 1 Presentation of Financial Statements Capital Disclosures                   January 1, 2007
IAS 19       Amendment to IAS 19 Employee Benefits Actuarial Gains and Losses, Group Plans
             and Disclosures                                                                                January 1, 2006
IAS 21       Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates Net Investment
             in a Foreign Operation                                                                         January 1, 2006
IAS 39       Amendment to IAS 39 Financial Instruments: Recognition and Measurement Cash Flow
             Hedge Accounting of Forecast Intragroup Transactions                                           January 1, 2006
IAS 39       Amendments to International Financial Reporting Standards IAS 39 Financial Instruments:
             Recognition and Measurement IFRS 4 Insurance Contracts Financial Guarantee Contracts           January 1, 2006

International Financial Reporting Interpretations Committee (IFRIC)
IFRIC 4      Determining whether an Arrangement contains a Lease                                            January 1, 2006
IFRIC 5      Rights to Interests arising from Decommissioning, Restoration and Environmental
             Rehabilitation Funds Incorporating an Amendment to IAS 39 Financial Instruments
             Recognition and Measurement                                                                    January 1, 2006
IFRIC 6      Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic
             Equipment                                                                                     December 1, 2005
IFRIC 7      Applying the Restatement Approach under IAS 29 Financial Reporting in
             Hyperinflationary Economies                                                                      March 1, 2006
IFRIC 8      Scope of IFRS                                                                                      May 1, 2006
IFRIC 9      Reassessment of Embedded Derivatives                                                              June 1, 2006

             The Directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group's financial statements in the period of initial application.


2         IFRS restatement

          Basis of preparation

          The restatement has been prepared on the basis of all IFRS currently issued by the International Accounting Standards Board effective for 2005 reporting and adopted by the European Union. The Company has prepared its restatements based on a transition date to IFRS of 1 January 2004. The Company has not relied on any exemptions detailed in IFRS 1.

         Major differences between UK GAAP and IFRS
         a) Under IAS 39 - 'Financial instruments: recognition and measurement'; quoted investments previously reported at mid-market value are now shown at bid price and classified as 'investments held at fair value through profit and loss'. In addition, marketability discounts previously applied to quoted valuations are no longer applied. The effects of these changes are recorded in the Income Statements and are included in note 34.

                                      F10

          b) Under IAS 39 - 'Financial instruments: recognition and measurement'; convertible loan notes are regarded as compound instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The carrying amount to maturity of the liability component is measured at amortized cost. The difference between the proceeds of issue of the convertible loan notes and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the group, is included in equity and are included in note 34.

         c) Under IFRS 2 - 'Share-based Payment'; the Group has to recognize a charge to income in respect of the fair value of outstanding share options granted to employees after 7 November 2002. The fair value has been calculated using a Stochastic option valuation model and is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. The total costs of these options are recorded in the Income Statements and are included in note 34.

         d) There are other reclassifications in accordance with IAS 1 - 'Presentation of Financial Statements'.

3         Business segments

          For management purposes, the group is currently organized into the following principal activities:

          Investing activities
          SVG Capital's investment objective is to achieve capital appreciation by investing principally in private equity funds that are managed or advised by Permira, one of Europe's leading private equity firms. In addition, the Company invests in private equity funds that invest in Japan, North America, Asia and the life sciences sectors, and in unquoted and quoted businesses through specialist funds and co-investments alongside these funds. Investing activities are undertaken by SVG Capital plc and The Platinum Trust.

          Investment management and advisory services
          To complement this investment objective and create capital and income for the Company, its fund advisory business structures, markets, manages and advises products for investment in private equity and in public equity using private equity techniques.

          These activities are undertaken by SVG Advisers Limited, SVG Investment Managers Limited, SVG Advisers Inc. and SVG North America Inc. Segment information about these business activities is presented below.

                                               For the year ended December 31, 2005      For the year ended December 31, 2004
                                                               Investment                                Investment
                                                               management                            management and
                                                             and advisory              Investing           advisory
                                                 Investing       services       Total  activities          services        Total
                                                activities
Group                                              GBP'000        GBP'000     GBP'000     GBP'000           GBP'000      GBP'000
--------------------------------------------- ------------- -------------- ----------- ----------- ----------------- ------------
Total operating income                              22,574         10,794      33,368       2,545             8,626       11,171
Share option costs                                       -        (1,425)     (1,425)           -             (907)        (907)
Other administrative expenses                      (1,919)       (10,735)    (12,654)     (1,530)           (8,402)      (9,932)
Other operating expenses                             (517)              -       (517)       (928)                 -        (928)
--------------------------------------------- ------------- -------------- ----------- ----------- ----------------- ------------
Operating profit/(loss)                             20,138        (1,366)      18,772          87             (683)        (596)
Finance costs                                      (4,588)              -     (4,588)     (5,402)                 -      (5,402)
Gains on fair value through profit and loss        142,439             12     142,451     134,798                 1      134,799
Exchange gains/(losses)                                997           (66)         931         188             (151)           37
--------------------------------------------- ------------- -------------- ----------- ----------- ----------------- ------------
Profit before tax                                  158,986        (1,420)     157,566     129,671             (833)      128,838
--------------------------------------------- ------------- -------------- ----------- ----------- ----------------- ------------
Total assets                                       945,672          9,726     955,398     752,558             7,487      760,045
Total liabilities                                 (45,620)        (6,779)    (52,399)    (45,644)           (5,046)     (50,690)
--------------------------------------------- ------------- -------------- ----------- ----------- ----------------- ------------
Net assets                                         900,052          2,947     902,999     706,914             2,441      709,355
--------------------------------------------- ------------- -------------- ----------- ----------- ----------------- ------------

Income arises mainly from UK operations.  A geographical analysis of investments is included in note 16.

                                      F11

4.   REVENUE

                                                                                              For the          For the
                                                                                           year ended       year ended
                                                                                         December 31,     December 31,
                                                                                                 2005             2004
                                                                                              GBP'000          GBP'000
------------------------------------------------------------------------------------ ----------------- ----------------
Investment income:
Income from money market instruments                                                            2,999            1,092
Income from Funds and co-investments                                                           17,724            1,120
Interest on warehoused funds                                                                      591                -
Other operating income:
Income from investment advisory services                                                       10,603            8,550
Other interest receivable and other income                                                      1,451              409
------------------------------------------------------------------------------------ ----------------- ----------------
                                                                                               33,368           11,171
------------------------------------------------------------------------------------ ----------------- ----------------
Represented by:
Interest                                                                                        4,842            1,501
Income from investment advisory services                                                       10,603            8,550
Income from funds and co-investments                                                           17,724            1,120
Other income                                                                                      199                -
------------------------------------------------------------------------------------ ----------------- ----------------
                                                                                               33,368           11,171
------------------------------------------------------------------------------------ ----------------- ----------------
Income arises mainly from UK assets or operations.



5.  ADMINISTRATIVE EXPENSES                                                                          For the          For the
                                                                                                  year ended       year ended
                                                                                                December 31,     December 31,
                                                                                                        2005             2004
                                                                                                     GBP'000          GBP'000
Fees payable to Schroder Investment Management Ltd                                                       388              451
Directors' remuneration                                                                                1,465            1,800
Share option costs (note 21)                                                                           1,425              907
Staff costs (note 7)                                                                                   7,561            5,201
Depreciation (note 14)                                                                                   193              161
General expenses                                                                                       2,851            2,212
Auditors' remuneration
- Statutory audit fees                                                                                   183               91
- Regulatory reporting                                                                                     5                4
- Other assurance services                                                                                 -                -
- Other services                                                                                           8               12
------------------------------------------------------------------------------------------ ------------------ ----------------
                                                                                                      14,079           10,839
------------------------------------------------------------------------------------------ ------------------ ----------------

The Company has no employees (2004: nil). The directors are the only key management personnel of the Company.
Their remuneration is discussed in more detail in the Remuneration Report. Directors of the Company received remuneration of GBP1,120,000 in respect of their services to SVG Advisers Limited, a wholly-owned subsidiary.

Statutory audit fees include costs relating to the filing of returns with the US Securities and Exchange
Commission.

                                      F12

6.   DIRECTORS' REMUNERATION

                                                                                               For the           For the
                                                                                            year ended        year ended
                                                                                          December 31,      December 31,
                                                                                                  2005              2004
                                                                                               GBP'000           GBP'000

NEH Ferguson +                                                                                     392               814
D Buffini                                                                                           16                 -
F Finlay                                                                                            32                 9
CJ Govett                                                                                            -                21
AJ Habgood                                                                                          36                30
EW Koning                                                                                           24                26
JJ McLachlan                                                                                        46                75
D Raeburn                                                                                           36                30
C Sinclair                                                                                          35                 -
AF Sykes                                                                                             -                 6
AC Williams                                                                                        848               789
-------------------------------------------------------------------------------------- ---------------- -----------------
                                                                                                 1,465             1,800
-------------------------------------------------------------------------------------- ---------------- -----------------

+ Nicholas Ferguson retired as an executive director and became the Chairman of the Company at the conclusion of the Annual General Meeting held on April 25, 2005. He is currently entitled to Chairman's fees of GBP180,000 per annum. His remuneration for the year ended December 31, 2005 includes Chairman's fees of GBP120,000.


7.   STAFF COSTS
                                                                                       For the year         For the year
                                                                                              ended                ended
                                                                                       December 31,          December 31
                                                                                               2005                 2004
                                                                                              GBP'000                GBP'000
Salaries and other remuneration                                                               5,485                4,135
Social security costs                                                                           694                  646
Pension costs (note 8)                                                                        1,382                  420
--------------------------------------------------------------------------------- ------------------ --------------------
                                                                                              7,561                5,201
--------------------------------------------------------------------------------- ------------------ --------------------

The Company has no employees. The average number of employees employed by Group undertakings was:

                                                                                             Number               Number
Full-time employees                                                                              32                   24
Seconded staff                                                                                    3                    4
--------------------------------------------------------------------------------- ------------------ --------------------
                                                                                                 35                   28
--------------------------------------------------------------------------------- ------------------ --------------------

                                      F13


8.   PENSION COSTS

The charge for pension costs comprises:                                                     For the              For the
                                                                                        year  ended          year  ended
                                                                                       December 31,         December 31,
                                                                                               2005                 2004
                                                                                            GBP'000              GBP'000
Defined benefit schemes                                                                       1,118                  172
Money purchase schemes                                                                          264                  248
----------------------------------------------------------- ---------------------------------------- --------------------
                                                                                              1,382                  420
----------------------------------------------------------- ---------------------------------------- --------------------

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

In accordance with IAS 19, the Scheme is accounted for as a defined contribution scheme on the basis that the Group is unable to readily identify its share of the underlying assets and liabilities of the Scheme at the balance sheet date as there is no consistent and reliable basis for allocating the obligations, plan assets and costs to the Group. The Scheme had 419 active members in the defined benefit section at December 31, 2005 and the accounts of Schroders plc disclosed a net pension deficit in respect of the Scheme of GBP8.8 million, calculated under IAS 19 based on interim valuations prepared by independent qualified actuaries.


9   OPERATIONS IN THE YEAR

          There is a large degree of uncertainty and risk involved in investing in private equity and the results of the Group and the Company are primarily dependent on the performance of its private equity fund investments. During the year ended December 31, 2005, gains on investments amounted to GBP142.5 million (2004: GBP134.8 million) for the Group.

          As detailed in note 33, the Company has agreed that it should focus its future investments mainly on Permira Funds. As such, and given that our largest exposures currently are to Permira Funds, we expect that the future performance of the Company will be largely dependent on the future performance of the Permira Funds in which we invest.


                                      F14

10.   TAXATION

                                                                                                 For the          For the
(a) The charge/(credit) for taxation for the period is made up as follows:                    year ended       year ended
                                                                                            December 31,     December 31,
                                                                                                    2005             2004
                                                                                                  GBP000           GBP000
Current Tax
Corporation tax                                                                                       42                -
Double taxation relief                                                                                 -                -
---------------------------------------------------------------------------------------- ---------------- ----------------
                                                                                                      42                -
Income tax suffered by the venture funds                                                               9                -
Overseas tax                                                                                          (3)               2
Prior year adjustment                                                                                318              (74)
---------------------------------------------------------------------------------------- ---------------- ----------------
Total current tax (note 10(b))                                                                       366              (72)
---------------------------------------------------------------------------------------- ---------------- ----------------
Deferred Tax
Deferred tax                                                                                         563                -
Prior year adjustment                                                                                (74)               -
---------------------------------------------------------------------------------------- ---------------- ----------------
Total deferred tax (note 19)                                                                         489                -
---------------------------------------------------------------------------------------- ---------------- ----------------
                                                                                                     855              (72)
Total tax charge/(credit)
---------------------------------------------------------------------------------------- ---------------- ----------------

There are no profits chargeable to corporation tax in the current year. Excess management expenses relating to the private equity fund investments are available to set against the taxable income of the Company. These excess management expenses are included within the investments in private equity fund investments in the balance sheet of the Company and are not reflected in the Company's revenue account. If in a future year in relation to the private equity fund investments, income exceeds expenses, the taxation charge to the Company's revenue account will include tax on this excess with a suitable note by way of explanation.

(b) Factors affecting current tax charge/(credit) for the period:
The tax assessed for the period is lower than the standard rate of corporation tax in the UK for a large company (30%). The differences are explained below:

                                                                                                 For the          For the
                                                                                              year ended       year ended
                                                                                            December 31,     December 31,
                                                                                                    2005             2004
                                                                                                  GBP000           GBP000
Profit before tax                                                                                157,566          128,838
---------------------------------------------------------------------------------------- ---------------- ----------------
Corporation tax at 30%                                                                            47,270           38,651
Effects of:
Non-taxable capital gains                                                                       (43,034)         (40,474)
Non deductible expenses                                                                              191              286
Difference between accounting and taxable income from funds                                      (2,354)              786
Losses brought forward utilized in the year                                                      (2,443)              (5)
Depreciation of items not eligible for capital allowances                                              8                -
Restriction to current tax re prior year adjustments                                                    -              25
Income of subsidiary not taxable                                                                    (315)            (57)
Income taxable at higher rates                                                                         3                -
UK income tax                                                                                          9                -
Prior year adjustments re overseas tax                                                                11             (74)
Prior year adjustments re UK corporation tax                                                         244                -
Marginal relief - UK smaller companies rate of tax                                                    (9)               -
Temporary differences arising in the period on which deferred tax is not recognized                   315             518
Options costs temporarily disallowed in the period on which deferred tax is not                       427             272
recognized
Overseas deferred tax                                                                                 527               -
Foreign exchange on consolidation                                                                       5               -
---------------------------------------------------------------------------------------- ---------------- ----------------
Total tax charge/(credit) for the year (note 10(a))                                                   855             (72)
---------------------------------------------------------------------------------------- ---------------- ----------------

                                      F15

11.   INTEREST PAYABLE AND SIMILAR CHARGES

                                                                                            For the               For the
                                                                                         year ended            year ended
                                                                                       December 31,          December 31,
                                                                                               2005                  2004
                                                                                            GBP'000               GBP'000

Convertible loan note interest                                                                2,199                 3,787
Amortization of issue and listing costs plus premium to redemption                              615                   129
reconvertibles
Loan facility finance costs                                                                   1,541                 1,202
Amortization of loan facility issue costs                                                       233                   237
Other interest                                                                                    -                    47
--------------------------------------------------------------------- ------------------------------ ---------------------
                                                                                              4,588                 5,402
--------------------------------------------------------------------- ------------------------------ ---------------------

12.   DIVIDENDS

The Company has a retained revenue reserve equivalent to 3.1p per share. In order to maintain investment trust status, the Directors intend to declare an interim dividend of 3.1p per share out of available profits for the year ended December 31, 2005, following the Annual General Meeting in April 2006.

13.    EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share, in accordance with IAS 33, is based on the following data:

                                                                                   For the year ended    For the year ended
                                                                                    December 31, 2005     December 31, 2004
                                                                                              GBP'000               GBP'000
------------------------------------------------------------------------------ ----------------------- ---------------------
Earnings for the purposes of basic earnings per share being net                               156,574               128,824
Effect of dilutive potential ordinary shares:
Interest on convertible loan notes (net of tax)                                                 1,970                 2,072
------------------------------------------------------------------------------ ----------------------- ---------------------
Earnings for the purposes of diluted earnings per share                                       158,544               130,896
------------------------------------------------------------------------------ ----------------------- ---------------------
                                                                                               Number                Number
------------------------------------------------------------------------------ ----------------------- ---------------------
Number of shares
Weighted average number of ordinary shares for the purposes of basic                      126,590,127           113,329,674
earnings per share
Effect of dilutive potential ordinary shares:
Share options                                                                               2,599,452             1,151,085
Convertible loan notes                                                                     10,208,333            19,408,520
------------------------------------------------------------------------------ ----------------------- ---------------------
Weighted average number of ordinary shares for the purposes of diluted                    139,397,912           133,889,279
earnings per share
------------------------------------------------------------------------------ ----------------------- ---------------------
Earnings per share
Basic                                                                                          123.7p                113.7p
------------------------------------------------------------------------------ ----------------------- ---------------------
Diluted                                                                                        113.7p                 97.8p
------------------------------------------------------------------------------ ----------------------- ---------------------

                                      F16


14.   PROPERTY, PLANT AND EQUIPMENT

                                                                   For the year ended December 31, 2005
                                                                                 Telecomm-
                                                      Leasehold                 unications
                                                       Improve-      Computer   and Office
                                                          ments     equipment    equipment         Art         Total
                                                        GBP'000       GBP'000      GBP'000     GBP'000       GBP'000
 Cost
 At January 1, 2005                                         586           507          308          37         1,438
 Additions                                                   11           105           10           -           126
 Disposals                                                    -          (44)            -           -          (44)
 Exchange translation                                         1             7            3           -            11
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 At December 31, 2005                                       598           575          321          37         1,531
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 Depreciation
 At January 1, 2005                                          39           194           44           -           277
 Charge for the year                                         60            94           39           -           193
 Disposals                                                    -          (44)            -           -          (44)
 Exchange translation                                         1             4            1           -             6
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 At December 31, 2005                                       100           248           84           -           432
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 Net Book Value
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 At January 1, 2005                                         547           313          264          37         1,161
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 At December 31, 2005                                       498           327          237          37         1,099
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------

                                                                 For the year ended December 31, 2004
                                                                                 Telecomm-
                                                      Leasehold                 unications
                                                       Improve-      Computer   and Office
                                                          ments     equipment    equipment         Art         Total
                                                         GBP000        GBP000       GBP000      GBP000        GBP000
 Cost
 At January 1, 2004                                         150           353          100           -           603
 Additions                                                  577           159          231          37         1,004
 Disposals                                                (140)           (2)         (22)           -         (164)
 Exchange translation                                       (1)           (3)          (1)           -           (5)
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 At December 31, 2004                                       586           507          308          37         1,438
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 Depreciation
 At January 1, 2004                                          65            99           40           -           204
 Charge for the year                                         47            99           15           -           161
 Disposals                                                 (73)           (2)         (11)           -          (86)
 Exchange translation
                                                              -           (2)            -           -           (2)
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 At December 31, 2004                                        39           194           44           -           277
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 Net Book Value
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 At January 1, 2004                                          85           254           60           -           399
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------
 At December 31, 2004                                       547           313          264          37         1,161
-------------------------------------------------- ------------- ------------- ------------ ----------- -------------

                                      F17


15.      INVESTMENTS

                                                                   For the year ended December 31, 2005
                                                                Private equity     Public equity
                                                                     funds and   funds and other          Total
Fair value through profit or loss assets                        co-investments       investments      portfolio
                                                                        GBP000            GBP000         GBP000
 Valuation brought forward                                             714,093            15,179        729,272
 Calls and purchases payable                                            89,117            17,672        106,789
 Distributions and sales receivable                                   (268,113)           (6,674)      (274,787)
 Gains on investments                                                  139,985             2,466        142,451
------------------------------------------------------------ ------------------ ----------------- --------------
 Valuation carried forward                                             675,082            28,643        703,725
------------------------------------------------------------ ------------------ ----------------- --------------

                                                                    For the year ended December 31, 2004
                                                                Private equity     Public equity
                                                                     funds and   funds and other          Total
                                                                co-investments       investments      portfolio
                                                                        GBP000            GBP000         GBP000
 Valuation brought forward                                             567,431             8,184        575,615
 Calls and purchases payable                                           159,477             4,699        164,176
 Distributions and sales receivable                                   (143,924)           (1,394)      (145,318)
 Gains on investments                                                   131,109             3,690        134,799
------------------------------------------------------------ ------------------ ----------------- --------------
 Valuation carried forward                                             714,093            15,179        729,272
------------------------------------------------------------ ------------------ ----------------- --------------

                                      F18


16.   GEOGRAPHICAL ANALYSIS OF INVESTMENTS

                                                                             At December 31, 2005    At December 31, 2004
                                                                                           GBP000                 GBP000
Private equity funds and co-investments
Europe                                                                                    520,433                 556,576
---------------------------------------------------------------------------- --------------------- -----------------------
Total Europe                                                                              520,433                 556,576
---------------------------------------------------------------------------- --------------------- -----------------------
Asia
Asia Pacific                                                                               55,813                  50,898
Japan                                                                                      30,160                  23,752
---------------------------------------------------------------------------- --------------------- -----------------------
Total Asia                                                                                 85,973                  74,650
---------------------------------------------------------------------------- --------------------- -----------------------
North America
Canada                                                                                      4,196                  11,537
United States*                                                                             64,480                  71,330
---------------------------------------------------------------------------- --------------------- -----------------------
Total Americas                                                                             68,676                  82,867
---------------------------------------------------------------------------- --------------------- -----------------------
Total private equity funds and co-investments                                             675,082                 714,093
---------------------------------------------------------------------------- --------------------- -----------------------

Public equity funds (UK investment focus):
Strategic Equity Capital plc                                                               14,775                       -
SVG UK Focus Fund                                                                          11,041                   9,724
Strategic Recovery Fund                                                                     1,968                   5,455
---------------------------------------------------------------------------- --------------------- -----------------------
Total UK listed equity funds                                                               27,784                  15,179
---------------------------------------------------------------------------- --------------------- -----------------------
Other investments                                                                             859                       -
---------------------------------------------------------------------------- --------------------- -----------------------
Total investment portfolio                                                                703,725                 729,272
---------------------------------------------------------------------------- --------------------- -----------------------

* SV Life Sciences Funds II and SV Life Sciences Fund III have been included within the United States. SVG Diamond has been split equally between Europe and the United States.

Allocations are based on the expected geographical focus of the funds.

All private equity funds held by the Group are unlisted. However, some of the underlying companies held within those funds are listed. Included in the value of total private equity funds and co-investments of GBP675,082,000 are gross valuations of listed investments amounting to GBP257,504,000 (December 31, 2004:
GBP130,362,000).

Significant interests in investment funds
Details of investments in which the Group has an interest of 10% or more of any class of share/units are detailed in the list of investments on pages F21 to F23. All of these private equity funds are managed or advised by Permira or the old SV network.

In addition, SVG Capital has a 7% interest in the I Class units of SVG UK Focus Fund, a Dublin-listed OEIC managed by SVG Investment Managers Limited, and a 21% interest in Strategic Equity Capital plc, a UK-listed investment trust managed by SVG Investment Managers Limited.

                                      F19

16.    GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)

Significant interests in investment funds

Details of the Group's investments, as at December 31, 2005, are shown in the list of investments below. All of these funds are managed or advised by Schroder Ventures or Permira. In addition, as at December 31, 2005, the Group had a 13.8% interest in the I Class units of SVG UK Focus Fund, a Dublin-listed OEIC managed by SVG Investment Management Limited.

                                                                                                     SVG  Value of SVG
                                                                      Original    Capital's    Capital's SVG Capital's
                                                                          Year   life (years) holding in       holding    net assets
                                                                        formed                 the fund
                                                                                                        %        GBP000           %
           ASIA

           Asia Pacific Trust
           Formed to invest in equity and near-equity investments
           in the high growth economies of the Asia Pacific
           region. This trust has been in liquidation since 1998.         1990            8*          6.4           825          0.1

           Asia Pacific Fund II
           Established to make equity and near-equity investments
           in buy-outs, buy-ins, development capital businesses
           and turnarounds, principally in the Asia Pacific region
           with an emphasis on Australia, China, Hong King, India
           Indonesia, Malaysia, Singapore and Thailand.                   1994           10*         14.0         6,408         0.7

           Schroder Ventures Asia Pacific Fund
           Established to make equity or near equity investments
           in companies that have significant exposure to the Asia
           Pacific region.  The fund focuses principally on
           management buy-outs and buy-ins, financial acquisitions
           and larger development capital opportunities.                  1999            10         29.9        45,343         5.0

           Co-investments with Asia Pacific Fund II and Schroder
           Ventures Asia Pacific Fund                                                                             3,237         0.4
           The Japan Venture Fund III
           Established to invest directly or indirectly in equity
           and near equity investment in a diversified portfolio
           of early stage, or development capital investments in
           leveraged and management buy-outs and buy-ins
           principally in Japan.                                          1997            10         20.3           641         0.1
           The Japan Fund IV
           Established to invest in buy-out transactions in Japan
           across a range of industries and sectors.                      2004            10         27.2        29,519         3.3
           --------------------------------------------------------- ---------- ------------- ------------ --------------- --------
           TOTAL ASIA                                                                                           85,973          9.6
           --------------------------------------------------------- ---------- ------------- ------------ --------------- --------

                                      F20


16.  GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)

                                                                Original       SVG Capital's     Value of SVG           SVG
                                                          Year      life      holding in the        Capital's     Capital's
                                                        formed     (years)              fund          holding    net assets
                                                                                           %           GBP000             %
EUROPE

Permira Europe I
The first $1 billion fund raised for private equity
investment in Europe focusing on large and
medium-sized leveraged buy-out opportunities.             1997          10              13.5           13,034           1.4


Permira Europe II
Formed as the successor to Permira Europe I, the
fund focuses on European buy-outs and buy-ins, in
addition to growth capital investments.                   2000          10              19.7          253,687          28.1


Permira Europe III
Formed as the successor to Permira Europe II, the
fund focuses on buy-outs/ins and growth capital
investments in European businesses or global
businesses with a strong European presence.               2003          10              10.3          159,564          17.7

P123
A fund of Permira pan-European buy-out funds, with
interests in Permira Europe I, II and III.                2003          15              38.6           80,762           8.9


Permira German Buy-Outs
Established to invest in buy-outs of companies in
Germany and some of its neighboring countries.            1986         10*              29.7           10,171           1.1


Permira Italy II
Established  to make equity and near-equity
investments in buy-outs and  buy-ins, including
development capital businesses, principally in
Italy.                                                    1993         10*              21.0            1,562           0.2

Permira UK III
Established as Permira's third buy-out fund in the
United Kingdom to invest in equity and near-equity
investments in buy-outs, buy-ins, development
capital businesses and turnarounds                        1993         10*               0.3               55           0.0


Permira UK Venture III
Established to invest in a diversified portfolio of
venture or development capital businesses and
buy-outs principally in the United Kingdom.               1990         10*               8.7              120           0.0


Permira UK Venture IV
Established to follow the policies of the
fully invested Permira UK Venture III.                    1995         10*               4.2              962           0.1

SVG Diamond Holdings**
A EUR400 million Collateralised Fund Obligation of
private equity funds.  SVG Diamond comprised EUR260
million investment grade bonds and preferred equity
shares representing commitments of EUR140 million at
closing.                                                  2004          22              35.7            1,031           0.1
----------------------------------------------------- --------- ----------- ----------------- ---------------- -------------
TOTAL EUROPE                                                                                          520,948         57.6
----------------------------------------------------- --------- ----------- ----------------- ---------------- -------------


                                      F21

16.  GEOGRAPHICAL ANALYSIS OF INVESTMENTS (continued)
                                                                               SVG Capital's
                                                                                  holding in     Value of SVG           SVG
                                                   Year formed      Original        the fund        Capital's     Capital's
                                                                life (years)                          holding    net assets
                                                                                           %             GBP000             %
NORTH AMERICA

Schroder Canadian Buy-Out Fund III
Established to invest pricipally in buy-outs,
buy-ins, leveraged build-ups and development
capital opportunities in Canada.                          2000            10            26.6            1,177           0.1

Co-investments with Schroder Canadian Buy-Out
Fund III and SV Investments Fund I                                                                      5,177           0.6

SV Life Sciences Fund II
Formerly known as  Schroder Ventures
International Life Sciences Fund II.  SV Life
Sciences Fund II invests in a diversified
portfolio of life sciences companies
principally in the United States and Europe.
The majority of these investments will be in
early stage opportunities.                                1999            10            16.7           20,344           2.2

SV Life Sciences Fund III
Formerly known as International Life Sciences
Fund III.  The successor to SV Life Sciences
Fund II, established to invest in a diversified
portfolio of life sciences companies
principally in the United States and Europe.
The majority of these investments will be early
stage opportunities.                                      2002            10            19.1           19,787           2.2

SV Investments Fund I
Established to invest in larger development
capital and mid-sized buy-outs in the United
States, with a particular focus on media,
telecommunications and technology sectors.                1999            10            25.9           21,676           2.4
------------------------------------------------- ------------- ------------- --------------- ---------------- -------------
TOTAL NORTH AMERICA                                                                                    68,161           7.5
------------------------------------------------- ------------- ------------- --------------- ---------------- -------------
TOTAL PRIVATE EQUITY FUNDS AND CO-INVESTMENTs                                                         675,082          74.7
Public equity funds and other investments                                                              28,643           3.2
------------------------------------------------- ------------- ------------- --------------- ---------------- -------------
TOTAL INVESTMENT PORTFOLIO                                                                            703,725          77.9
Other assets less total liabilities                                                                    199,274          22.1
------------------------------------------------- ------------- ------------- --------------- ---------------- -------------
TOTAL NET ASSETS                                                                                      902,999         100.0
------------------------------------------------- ------------- ------------- --------------- ---------------- -------------
*    The lives of these funds have been extended.
**   SVG Diamond has been included but actually invests in Europe and the US.

                                      F21

17.   CURRENT ASSETS                                                December 31, 2005                   December 31, 2004
Financial Assets                                                              GBP'000                             GBP'000
----------------------------------------------------- -------------------------------- -----------------------------------
Warehoused fund investments *                                                  40,565                                   -
----------------------------------------------------- -------------------------------- -----------------------------------
                                                                               40,565                                   -
----------------------------------------------------- -------------------------------- -----------------------------------
*   Further details on warehoused fund investments are included in note 32.  Further calls and distributions in respect of warehoused funds have been made following the year-end.

                                                                    December 31, 2005                   December 31, 2004
Other receivables                                                             GBP'000                             GBP'000
----------------------------------------------------- -------------------------------- -----------------------------------
Amounts falling due within one year:
Amounts owed by group undertakings                                                  -                                   -
Interest receivable                                                             1,803                                 461
Prepayments and other debtors                                                   1,524                               1,570
Accrued investment advisory fee income                                          1,638                               2,359
----------------------------------------------------- -------------------------------- -----------------------------------
                                                                                4,965                               4,390
----------------------------------------------------- -------------------------------- -----------------------------------

                                                                    December 31, 2005                   December 31, 2004
Cash and cash equivalents                                                     GBP'000                             GBP'000
----------------------------------------------------- -------------------------------- -----------------------------------
Bank balances and short-term deposits                                          36,978                              14,161
Money market funds                                                             40,713                              10,987
Treasury bills                                                                127,315                                   -
----------------------------------------------------- -------------------------------- -----------------------------------
                                                                              205,006                              25,148
----------------------------------------------------- -------------------------------- -----------------------------------

Cash equivalents are highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of change in value, other than those arising from fluctuations in foreign exchange rates.

Cash at bank and investments in money market funds earn interest at floating rates. Short-term deposits are typically made for periods of between one week and three months, earning interest at the respective short-term deposit rates. Treasury bills earn a yield to redemption.

18.   CURRENT LIABILITIES                                           December 31, 2005                   December 31, 2004
                                                                              GBP'000                              GBP000
Interest payable and similar charges                                              684                                 301
Other creditors and accruals                                                    7,468                               7,462
----------------------------------------------------- -------------------------------- -----------------------------------
                                                                                8,152                               7,763
----------------------------------------------------- -------------------------------- -----------------------------------

Borrowings

SVG Capital plc has a EUR285 million (GBP195.8 million) loan facility with The Royal Bank of Scotland plc and The Governor and Company of The Bank of Scotland. No drawdowns were made under the facility during the year ended December 31, 2005, although EUR51.4 million (GBP35.3 million) was effectively utilized by way of a guarantee over SVG Capital's commitment to SVG Diamond Holdings Limited (note 20).

On March 10, 2006, SVG Capital plc agreed a new loan facility for a maximum of EUR600 million (GBP412.3 million) with The Royal Bank of Scotland plc and The Governor and Company of The Bank of Scotland.


                                      F23



18.  CURRENT LIABILITIES (continued)

Tax payable
                                                                         December 31, 2005              December 31, 2004
                                                                                   GBP'000                        GBP000
Current tax liability - corporation tax
Balance brought forward                                                                  -                              -
Corporation tax charged to income statement (note 10(a))                                42                              -
--------------------------------------------------------------- --------------------------- ------------------------------
Balance carried forward                                                                 42                              -
--------------------------------------------------------------- --------------------------- ------------------------------

19.   NON-CURRENT LIABILITIES                                            December 31, 2005              December 31, 2004
                                                                                                               (restated)
                                                                                   GBP'000                         GBP000
4.5% Subordinated Convertible Bonds 2013 - Nominal                                  49,000                         49,000
Unamortized premium, issue and listing costs                                       (6,011)                        (6,626)
--------------------------------------------------------------- --------------------------- ------------------------------
Convertible loan notes                                                              42,989                         42,374
Deferred staff compensation                                                            689                            553
Deferred tax liability                                                                 527                              -
--------------------------------------------------------------- --------------------------- ------------------------------
                                                                                    44,205                         42,927
--------------------------------------------------------------- --------------------------- ------------------------------

Non-current liabilities include GBP49.0 million nominal of 4.5% Subordinated Convertible loan notes, which were issued in 4 tranches in 2003 and mature on May 21, 2013. These bonds are convertible, at any time, into ordinary shares at a conversion price of 480p per share. The Company may redeem some or all of the Bonds 2013 at their principal amount together with accrued interest if at any time on or after May 21 2006, the average of the market price of the Ordinary Shares over a 20 consecutive day trading period is equal to or greater than 130% of the conversion price. The share price was 716.5p per share at December 31, 2005, equivalent to 149% of the conversion price.

Issue costs and premium are charged to the revenue account over the term of the capital instrument.

The loan notes were split on issue into a liability element and an equity component, representing the fair value of the embedded option to convert the liability into the equity of the Group, as follows:

Separation at issue date
--------------------------------------------------------------------------------- ----------------------------------------
                                                                                                              Company and
                                                                                                                    Group
--------------------------------------------------------------------------------- ----------------------------------------
                                                                                                                   GBP000
Net issue proceeds of convertible loan notes                                                                       48,911
Equity component (note 26)                                                                                        (7,446)
--------------------------------------------------------------------------------- ----------------------------------------
Liability component at the date of issue                                                                           41,465
--------------------------------------------------------------------------------- ----------------------------------------

The convertible bonds are listed on the London Stock Exchange. On December 31, 2005, the closing bid-offer spread was 148.999p to 149.001p for the 2013 Bonds. This equates to a fair valuation of GBP73.0 million (2004: GBP62.0 million) for the 2013 Bonds in issue.

Deferred staff compensation relates to obligations in respect of SVG Advisers Inc. under a Supplemental Executive Retirement Plan.

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 30% (2004: 30%). The deferred tax liability relates entirely to overseas tax expected to be payable in respect of one of our private equity funds.

A deferred tax asset of GBP38,000 has been recognized in respect of US taxation.

A deferred tax asset of GBP11.4 million (2004 GBP10.5 million) has not been recognized as it is not certain that there will be sufficient taxable profits to enable the asset to be utilised. The excess management expenses and other temporary differences to which this unrecognized asset relates are available indefinitely for offset against future taxable profits.

                                      F24


20.  CAPITAL COMMITMENTS AND CONTINGENCIES

At December 31, 2005 the Group had uncalled commitments to its fund investments as follows:

                                                                                   2005             2005               2004
                                                                                 Amount         Uncalled           Uncalled
                                                                               uncalled      commitment*         Commitment
                                                                       (local currency)      GBP million        GBP million
Permira Europe II                                                              EUR85.2m             58.5               60.3
Permira Europe III                                                            EUR284.0m            195.1              268.7
P123                                                                           EUR21.0m             14.4               14.8
SV Investments Fund I                                                          US$10.6m              6.2                6.9
SV Life Sciences Fund II                                                        US$6.6m              3.9                7.3
SV Life Sciences Fund III                                                      US$33.8m             19.7               25.0
SVG Diamond Holdings Limited                                                   EUR51.4m             35.3               35.6
The Japan Venture Fund III                                                            -                -                0.7
The Japan Fund IV                                                           YEN6,290.0m             31.0               42.5
The Strategic Recovery Fund                                                           -                -                2.7
-------------------------------------------------------------------- ------------------- ---------------- ------------------
Total                                                                                              364.1              464.5
-------------------------------------------------------------------- ------------------- ---------------- ------------------
* based on exchange rates at December 31, 2005

For the year ended December 31, 2005, SVG Capital plc guaranteed drawings taken out by Platinum Trust under the EUR285 million loan facility with The Royal Bank of Scotland plc and The Governor and Company of The Bank of Scotland (GBP195.8 million, translated at the balance sheet date). To date, Platinum Trust has made no drawings under the facility and the guarantee is no longer applicable under the new facility (see note 18). SVG Capital plc also uses the loan facility to guarantee its uncalled commitment to SVG Diamond Holdings Limited.

Operating leases
The Group has the following obligations under operating leases:

                                                                <1 year            1-5 years            >5 years          Total
                                                                GBP'000               GBP'000            GBP'000        GBP'000
As at December 31, 2005                                             400                   900                  -          1,300
Operating lease obligation
------------------------------------------- ---------------------------- --------------------- ------------------ --------------
As at December 31, 2004                                             100                 1,200                100          1,400
Operating lease obligation
------------------------------------------- ---------------------------- --------------------- ------------------ --------------

21.  SHARE CAPITAL

                                                                                  For the year ended     For the year ended
                                                                                   December 31, 2005      December 31, 2004
                                                                                              GBP000                 GBP000
Authorized:
Opening and closing balance of 200,000 ordinary shares with a nominal value                  200,000                200,000
of GBP1.00 each
------------------------------------------------------------------------------- --------------------- ----------------------
Allotted, called up and fully paid:
Opening balance of 122,529,853 ordinary shares of GBP1.00 each                               122,530                112,655
Issue of ordinary shares on conversion of bonds                                                    -                  9,875
Placing of new ordinary shares                                                                 6,000                      -
------------------------------------------------------------------------------- --------------------- ----------------------
Closing balance of 128,529,853 ordinary shares of GBP1.00 each                               128,530                122,530
------------------------------------------------------------------------------- --------------------- ----------------------


Issue of shares

On March 21, 2005, the Company entered into an Operating Agreement with Permira Holdings Limited ('PHL') and a Subscription Agreement with Permira Capital Limited ('PCL'). Both of these agreements were approved by the Company's shareholders at the Annual General Meeting held on April 25, 2005.

                                      F25

As part of these arrangements, on April 28, 2005 the Company issued 6 million New Shares to PCL at a subscription price of 600 pence per share. The total subscription price paid by PCL to the Company under the Subscription Agreement was GBP36.0 million. This amount was paid upon completion of the allotment of shares to PCL.


21.  SHARE CAPITAL (continued)

On December 6, 2004, the Company issued 9,874,679 ordinary shares on conversion of GBP39.4 million nominal of the 2011 convertible bonds.

Options over ordinary shares

During the year ended December 31, 2005,  1,147,108  options were granted (2004:
1,327,094). No options were exercised during the year and 11,666 (2004: 14,674) lapsed.

At December 31,  2005,  7,896,498  (2004:  6,761,056)  options to subscribe  for ordinary shares were outstanding, as detailed below:


Issue date                        Options granted       Options        Options     Exercise price
                          Latest      in the year     exercised         lapsed                           December 31 2005
                   exercise date                    in the year    in the year          per share         Number in issue

June 2001         June 2011                     -             -              -            410.00p               2,798,773
June 2001         June 2011                     -             -              -            405.50p                  28,359
April 2002        April 2012                    -             -              -            335.00p                  14,476
April 2002        April 2012                    -             -              -            334.50p               1,333,476
March 2003        March 2013                    -             -              -            397.50p                  18,616
March 2003        March 2013                    -             -              -            392.75p               1,183,570
October 2003      October 2013                  -             -          4,969            493.00p                  51,723
March 2004        March 2014                    -             -            861             479.0p               1,292,882
March 2004        March 2014                    -             -              -             492.0p                  33,351
March 2005        March 2015            1,117,696             -          5,836             564.0p               1,111,860
March 2005        March 2015               29,412             -              -             569.5p                  29,412
----------------- --------------- ---------------- ------------- -------------- ------------------ -----------------------
                                        1,147,108             -         11,666                                  7,896,498
----------------- --------------- ---------------- ------------- -------------- ------------------ -----------------------

Issue date                        Options granted       Options        Options     Exercise price
                          Latest      in the year     exercised         lapsed                          December 31, 2004
                   exercise date                    in the year    in the year          per share         Number in issue

June 2001         June 2011                     -             -              -            410.00p               2,798,773
June 2001         June 2011                     -             -              -            405.50p                  28,359
April 2002        April 2012                    -             -              -            335.00p                  14,476
April 2002        April 2012                    -             -              -            334.50p               1,333,476
March 2003        March 2013                    -             -              -            397.50p                  18,616
March 2003        March 2013                    -             -              -            392.75p               1,183,570
October 2003      October 2013                  -             -          4,969            493.00p                  56,692
March 2004        March 2014                    -             -            861             479.0p               1,293,743
March 2004        March 2014                    -             -              -             492.0p                  33,351
March 2005        March 2015            1,117,696             -          5,836             564.0p                       -
March 2005        March 2015               29,412             -              -             569.5p                       -
----------------- --------------- ---------------- ------------- -------------- ------------------ -----------------------
                                        1,147,108             -         11,666                                  6,761,056
----------------- --------------- ---------------- ------------- -------------- ------------------ -----------------------

For all options in issue, the performance target is for growth in the Company's net asset value per ordinary share to exceed the growth in the Retail Prices Index plus 4% per annum over the 3 years from the date of grant.

The performance target has been met for all options issued by the end of March 2003.

                                      F26

For options issued in October 2003 and March 2004, if the performance target is not met on the 3rd anniversary of the grant date, they may be re-tested every 6 months up to 6 years from grant.




21.  SHARE CAPITAL (continued)


For the options issued in March 2005, if the performance target is not met on the 3rd anniversary of the grant date, they lapse (i.e. there will be no re-testing of the performance condition).

Share-based payments

The weighted average fair value of options granted during the year was 162p (2004: 147p). The range of exercise prices for options outstanding at the year-end was 334.5p to 569.5p (2004: 334.5p to 493.0p). The weighted average exercise price of options in issue at the year end was 492.1p (2004: 402.5p). All options in issue will be equity-settled.

The mid-market price of shares at December 31, 2005 was 716.5p and the range during the year was 554.0p to 720.5p.

The fair value of equity-settled share options granted is estimated as at the date of grant using a stochastic model, taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used for the years ended December 31, 2005 and December 31, 2004.

------------------------------------------------------------------------ -------------------- ------------------
                                                                                        2005               2004
------------------------------------------------------------------------ -------------------- ------------------
Dividend yield (%)                                                                         0                  0
Expected share price volatility (%)                                                       19                 21
Historical volatility (%)                                                                 19                 21
Risk-free interest rate (%)                                                              4.8                4.5
Expected life of options (years)                                                         5.7                5.7
Weighted average share price (pence)                                                     570                492
------------------------------------------------------------------------ -------------------- ------------------

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

No other features of options grant were incorporated into the measurement of fair value.


22.  SHARE PREMIUM ACCOUNT

                                                                        For the year ended    For the year ended
                                                                         December 31, 2005     December 31, 2004
                                                                                   GBP'000               GBP'000

Balance brought forward                                                             72,622                43,114
Premium on shares issued on conversion of bonds                                          -                29,508
Premium on issue of shares via placing                                              29,508                     -
-------------------------------------------------------------------- ---------------------- ---------------------
Balance carried forward                                                            102,130                72,622
-------------------------------------------------------------------- ---------------------- ---------------------


23.      CAPITAL REDEMPTION RESERVE
                                                                        For the year ended    For the year ended
                                                                         December 31, 2005     December 31, 2004
                                                                                   GBP'000               GBP'000
------------------------------------------------------------------- ----------------------- ---------------------
Balance brought forward and carried forward                                          3,204                 3,204
------------------------------------------------------------------- ----------------------- ---------------------

                                      F27


24.   SHARE PURCHASE RESERVE
                                                                        For the year ended             For the year ended
                                                                         December 31, 2005              December 31, 2004
                                                                                   GBP'000                       GBP'000
--------------------------------------------------------------- --------------------------- ------------------------------
Balance brought forward and carried forward                                         92,054                         92,054
--------------------------------------------------------------- --------------------------- ------------------------------

25.   SHARE OPTION RESERVE                                               December 31, 2005              December 31, 2004
                                                                                   GBP'000                          GBP'000
Balance brought forward                                                              1,250                            343
Fair value charge re options issued                                                  1,425                            907
--------------------------------------------------------------- --------------------------- ------------------------------
Balance carried forward                                                              2,675                          1,250
--------------------------------------------------------------- --------------------------- ------------------------------

The Group's share option reserve represents the fair value amounts in respect of options issued that have been charged through the income statement of SVG Advisers Limited.

26.   CONVERTIBLE LOANS - EQUITY                                         December 31, 2005              December 31, 2004
                                                                                   GBP'000                        GBP'000
Balance brought forward                                                              7,446                         14,779
Released on conversion of bonds                                                          -                        (7,333)
--------------------------------------------------------------- --------------------------- ------------------------------
Balance carried forward                                                              7,446                          7,446
--------------------------------------------------------------- --------------------------- ------------------------------

This reserve represents the equity component of the convertible loan notes detailed in note 19.

27.   CAPITAL RESERVES                                                   December 31, 2005              December 31, 2004
                                                                                   GBP'000                        GBP'000
Balance brought forward                                                            422,945                        289,046
Profit for the year                                                                142,274                        133,899
--------------------------------------------------------------- --------------------------- ------------------------------
Balance carried forward                                                            565,219                        422,945
--------------------------------------------------------------- --------------------------- ------------------------------

This reserve represents cumulative capital profits. As an investment trust (defined by the Income and Corporation
Taxes Act 1988), the Company is prohibited by its articles of association from distributing as dividend any surpluses arising from the realisation of investments.

28.  REVENUE RESERVE                                                     December 31, 2005              December 31, 2004
                                                                                   GBP'000                       GBP'000

Balance brought forward                                                           (13,201)                        (8,126)
Profit/(loss) for the year                                                          14,300                        (5,075)
--------------------------------------------------------------- --------------------------- ------------------------------
Balance carried forward                                                              1,099                       (13,201)
--------------------------------------------------------------- --------------------------- ------------------------------

As an investment company (defined by the Companies Act 1985, as amended), the Company's revenue reserve represents its profits available for distribution.

                                      F28


29.  NET ASSET VALUE PER ORDINARY SHARE                                  December 31, 2005              December 31, 2004
                                                                                   GBP'000                        GBP'000
Basic                                                                               702.1p                         578.5p
--------------------------------------------------------------- --------------------------- ------------------------------
Diluted                                                                             667.8p                         558.2p
--------------------------------------------------------------- --------------------------- ------------------------------

Calculation of the net asset values per share are based on Group net assets attributable to equity shareholders of GBP902,357,000 (December 31, 2004:
GBP708,850,000),  and on 128,529,853  (December 31, 2004:  122,529,853) ordinary shares in issue at the year end.

The Group diluted net asset values per share assume the GBP49.0 million nominal 2013 convertible bonds are converted at the balance sheet date at an exercise price of 480p into 10,208,333 new shares (December 31, 2004: 10,208,333 new shares), removing debt of GBP42,989,000 (2004: GBP42,374,000) from the balance sheet.

The Group diluted net asset values per share also assume that share options (note 21) with a strike price lower than the undiluted net asset value per share are exercised at the balance sheet date. This would result in the issue of 7,896,498 ordinary shares (December 31, 2004: 6,761,056) for consideration of GBP33,871,000 (December 31, 2004: GBP27,462,000).

Therefore, the calculation of the diluted net asset values per share are based on Group net assets attributable to equity shareholders of GBP979,217,000 (December 31, 2004: GBP778,686,000), and on 146,634,684 ordinary shares
(December 31, 2004: 139,499,242) in issue at the year end.

30. RECONCILIATION OF OPERATING PROFIT/(LOSS) TO NET CASH FROM OPERATING ACTIVITIES

                                                                                       Year ended     Year ended December
                                                                                December 31, 2005                31, 2004
                                                                                          GBP'000                 GBP'000
Operating profit/(loss)                                                                    18,772                   (596)
Adjustments for:
Depreciation of property, plant and equipment                                                 193                      78
Share option expense                                                                        1,425                     907
-------------------------------------------------------------------------- ----------------------- -----------------------
Operating cash flows before movements in working capital                                   20,390                     389
(Increase)/decrease in receivables                                                          (813)                   1,448
Increase/(decrease) in payables                                                               158                     731
-------------------------------------------------------------------------- ----------------------- -----------------------
Cash generated by operations                                                               19,735                   2,568
Taxes (paid)/recovered                                                                      (244)                    (31)
Interest paid                                                                             (3,357)                 (5,223)
-------------------------------------------------------------------------- ----------------------- -----------------------
Net cash from/(used) in operating activities                                               16,134                 (2,686)
-------------------------------------------------------------------------- ----------------------- -----------------------

Purchases and sales of investments are considered to be investing activities rather than operating activities.


                                      F29



31.    ANALYSIS OF CHANGES IN NET DEBT

For the year ended December 31, 2005                                  Cash and    Short-term     Long-term     Net cash/
                                                              cash equivalents          debt          debt        (debt)
Group                                                                   GBP000        GBP000        GBP000        GBP000
------------------------------------------------------------ ------------------ ------------- ------------- -------------
Balance brought forward                                                 25,148             -      (42,374)      (17,226)
Foreign exchange movements                                               (617)             -             -         (617)
Debt conversion                                                              -             -             -             -
Amortization of issue and listing costs and convertible
premium to redemption                                                        -             -         (615)         (615)
Cash flow                                                              180,475             -             -       180,475
------------------------------------------------------------ ------------------ ------------- ------------- -------------
Balance carried forward                                                205,006             -      (42,989)       162,017
------------------------------------------------------------ ------------------ ------------- ------------- -------------


For the year ended December 31, 2004                                  Cash and    Short-term     Long-term     Net cash/
                                                              cash equivalents          debt          debt        (debt)
Group                                                                   GBP000        GBP000        GBP000        GBP000
------------------------------------------------------------ ------------------ ------------- ------------- -------------
Balance brought forward                                                 47,668             -      (74,312)      (26,644)
Foreign exchange movements                                                  37             -             -            37
Debt conversion                                                              -             -        32,067        32,067
Amortization of issue and listing costs and convertible
premium to redemption                                                        -             -         (129)         (129)
Cash flow                                                             (22,557)             -             -      (22,557)
------------------------------------------------------------ ------------------ ------------- ------------- -------------
Balance carried forward                                                 25,148             -      (42,374)      (17,226)
------------------------------------------------------------ ------------------ ------------- ------------- -------------

                                      F30



32.    RELATED PARTY TRANSACTIONS

Nicholas Ferguson is a member of the Advisory Committees of certain of the Permira funds in which the Company invests.

Nicholas Ferguson and members of his family and Andrew Williams have an interest in the Carried Interest in respect of certain private equity funds. With the introduction of the Executive Share Option Plan in May 2001, Nicholas Ferguson and Andrew Williams gave up a portion of their entitlement to Carried Interest on existing private equity funds and any entitlement they may have to Carried Interest on certain private equity funds launched after 2001 in return for share options granted by the Company under the Executive Share Option Plan. Nicholas
Ferguson  and  Andrew  Williams  also  participate  in  the  Schroder   Ventures
Co-Investment Scheme and Schroder Ventures Investments Limited. They have received no new carried interest allocations and made no new commitments since they joined SVG Capital in 2001.

Damon Buffini has a material interest in contracts entered into by the Company with Permira during the year as more fully described in the Report of the Directors.

No other Director has any material interest in any other contract that is significant to the Company's business.

The Directors are the only key management personnel of the Company. Details of their remuneration are included in the Remuneration Report.

On May 8, 2003, SVG Advisers Limited ("SVGA"), a wholly owned subsidiary of SVG Capital plc, assigned a debt in respect of a future revenue stream for EUR2.28 million due from Schroder Investment Management (Ireland) Limited to SVG Capital plc for consideration of EUR2.28 million. The loan was fully repaid during the year.

In July 2005, the Company invested GBP15 million (representing a 21% interest) in Strategic Equity Capital plc, a UK-listed investment trust managed by SVG Investment Managers Limited ("SVG IM"), a wholly-owned subsidiary of SVG Capital plc. SVG IM earned management fees of GBP0.2 million (2004: nil) during the year from Strategic Equity Capital plc, of which GBP0.1 million (2004: nil) was outstanding at the year-end.

In March 2005, the Company transferred interests in some of its private equity funds to SVG Diamond Holdings Limited ("Diamond I"), a fund in which the Company holds a 36% equity interest and SVG Advisers Limited is the Investment Adviser. In particular, the Company made full or partial transfers of the following funds: Permira UK III; Schroder Canadian Buy-Out Fund II; SV Life Sciences Fund; SV Life Sciences Fund II; and SV Investments Fund I. These funds were all transferred at fair value, for total proceeds of GBP25 million.

The Company has warehoused various private equity fund investments for subsequent transfer to Diamond I and SVG Diamond Holdings II Limited ("Diamond II"). SVG Capital plc is a significant investor in both these funds (Diamond II closed on February 22, 2006), which are also advised by SVGA, a wholly-owned subsidiary. All funds warehoused by SVG Capital plc were subject to forward sale agreements whereby they would be transferred, subject to compliance with the investment guidelines of Diamond I and II, at cost plus an interest charge, based on 6 month Euribor plus a margin of 2% per annum.

During the year the Company made primary commitments to four private equity funds that were subsequently transferred to Diamond I. No calls were made on these funds prior to transfer and therefore no consideration was involved.

The Company also made six primary commitments to, and eight secondary purchases of, private equity funds. The total cost of these fund investments amounted to GBP40.6 million (2004: nil) at December 31, 2005 (note 17). Interest of GBP0.6 million (2004: nil) was accrued at the year-end. Diamond II closed on February 22, 2006 and the funds are in the process of being transferred.

During the year SVGA received EUR1.5 million of BBB-rated Diamond I Loan Notes, as part of its ongoing investment advisory fee arrangements. These Notes were purchased from SVGA by SVG Capital plc at par value on the date of issue, as the holding of investments is the main activity of the parent company. In addition, SVGA received investment advisory fees in cash during the year from Diamond I of EUR1.6 million (2004: nil).

At December 31, 2005, the Company had an uncalled commitment of EUR51.4 million (2004: EUR50.3 million) to Diamond I (note 20).

There were no dividends paid by subsidiaries during the year (2004: none).

                                      F31

33.      RISK

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

Financial instruments

(a) Financial assets of the Group

                                               Floating       Fixed    Non-interest       Total
                                                   rate        rate         bearing
                                                 GBP000      GBP000          GBP000       GBP000
Currency denomination of assets at
December 31, 2005:
Sterling                                         45,191           -          41,456      86,647
Euro                                             31,553     127,315         520,164     679,032
US dollar                                           922           -         153,279     154,201
Japanese yen                                          -           -          30,160      30,160
Canadian dollar                                      25           -           4,196       4,221
------------------------------------------- ------------ ----------- --------------- -----------
                                                 77,691     127,315         749,255     954,261
------------------------------------------- ------------ ----------- --------------- -----------


                                               Floating       Fixed    Non-interest       Total
                                                   rate        rate         bearing
                                                 GBP000      GBP000          GBP000      GBP000
Currency denomination of assets at
December 31, 2004:
Sterling                                         23,814           -          24,899      48,713
Euro                                              1,306           -         551,096     552,402
US dollar                                            12           -         122,228     122,240
Japanese yen                                          -           -          23,752      23,752
Canadian dollar                                      16           -          11,687      11,703
------------------------------------------- ------------ ----------- --------------- -----------
                                                 25,148           -         733,662     758,810
------------------------------------------- ------------ ----------- --------------- -----------

Non-interest bearing assets represent the Funds and co-investments, and other short-term debtors. Floating rate financial assets consist of short-term deposits and money market funds. Fixed rate financial assets comprise Treasury Bills, which have a known yield to redemption. All financial assets are included at fair value.

                                      F32

33.      RISK (continued)

(b) Financial liabilities of the Group

The Company issued GBP49.0 million nominal of 10 year 4.5% Subordinated Convertible Bonds in the year ended December 31, 2003. The Company does not have any other borrowings at the balance sheet date, although it does have in place a loan facility of EUR285 million with The Royal Bank of Scotland plc and The Governor and Company of The Bank of Scotland.

The 2013 Bonds are included in the balance sheet at GBP43.0 million. This compares to a fair value estimate of GBP73.0 million (note 19).

The main risk arising from the Company's financial instruments is valuation risk. The Board reviews and agrees policy for managing this risk as summarised below. This policy has remained substantially unchanged since the launch of the Company.

Currency risk

The Company is exposed to currency risk directly since the majority of its assets and liabilities are denominated in foreign currency and their sterling value can be significantly affected by movements in foreign exchange rates. The Company does not normally hedge against foreign currency movements affecting the value of its investments, but takes account of this risk when making investment decisions. At December 31, 2005 the Company had a EUR285 million loan facility which, if drawn, would act as a hedge against the currency risk on the value of its euro-denominated assets. Following the year-end, the facility was increased to EUR600 million.

Interest rate risk

The Company's revenue will be affected by changes in prevailing interest rates since the majority of its income ordinarily derives from money market instruments and bank deposit interest. It also pays interest on short-term loans that may be taken out from time to time. The effect of interest rate changes on the valuation of investments and debt forms part of valuation risk, which is considered separately below.

At December 31, 2005, the Company held investments in money market funds valued at GBP40.7 million (2004: GBP11.0 million), earning interest at market rates. The money market funds were redeemable on less than 24 hours notice. Other floating rate financial assets comprised cash at bank or short-term deposits.

At December 31, 2005, the Company held investments in short-dated treasury bills valued at GBP127.3 million (2004: nil), earning interest at a weighted average rate of 2.1%. The treasury bills had maturity dates ranging from January 5, 2006 to February 23, 2006.

Valuation/market price risk

The Company's exposure to valuation risk comprises mainly movements in the value of its underlying investments. A breakdown of the Fund portfolio is given on pages F21 to F23. In accordance with the Company's accounting policies, set out on pages F6 to F11, all underlying investments are valued at fair value by the Directors in accordance with the current International Private Equity and Venture Capital Valuation Guidelines ("IPEVC"). The IPEVC guidelines contain detailed methodology setting out best practice with respect to valuing unquoted investments. The Company does not hedge against movements in the value of these investments. Uncertainty arises as a result of future changes in the valuation of the Company's underlying investments, the majority of which are unquoted, and the effect changes in exchange rates may have in the sterling value of these investments. Development-stage equity investments and early-stage equity investments, by their nature, involve uncertainty as to the ultimate value likely to be realized on the disposal of those investments, particularly as their unquoted nature means that a ready market may not exist for them.

The Company's sensitivity to valuation risk will be affected by changes in levels of borrowing and liquidity, as approved by the Board. At December 31, 2005, a 10% movement in the valuation of the Group's investments designated as fair value through profit and loss, would result in a 8% change in net asset value per share.

The Board manages valuation risk by reviewing and approving the valuation of the private equity fund portfolio.

                                      F33



33.      RISK (continued)

Commitment/liquidity risk

The nature of investing in buy-out and development capital funds entails making significant financial commitments, as shown in note 20. At December 31, 2005, the Group had significant uncalled commitments of GBP364.1 million (2004:
GBP464.5 million), compared to its consolidated net assets of GBP903.0 million (2004: GBP709.4 million). Following the year-end, the Company made a commitment of EUR2.8 billion to Permira's next private equity fund, Permira IV.

It is anticipated that over the longer term, and in normal circumstances, commitments would be financed by distributions received on the realization of existing investments. In addition, the Group had a EUR285 million loan facility at the year-end that could be drawn on to meet commitments as they fall due. In order to support the Company's proposed commitment to Permira IV, the Board is considering funding options, including increasing its current bank facility and issuing long-term debt (see note 18). However, a residual risk remains that the Group could be unable to meet its future commitments in full. If as a consequence of a failure to pay a call, the Company is treated as a defaulting investor under the relevant Fund, it will suffer a resultant dilution in interest and possibly the compulsory sale of its interest.

The Board manages liquidity risk by regularly reviewing cash flow forecasts and available funding options. Commitments to fund investments are reviewed by the Investment Committee and approved by the Board.

Holdings risk

In certain circumstances, the Company may wish to transfer its holdings in particular Funds. In a majority of the Funds in which the Company will invest, the general partner, trustee or manager has the ultimate right, similar to that exercizable by a board of a private company, to refuse to register the transfer of an interest. While the Company has no reason to believe that any request for the transfer of an interest would be refused, it is of course conceivable that the general partner's, trustee's or manager's overriding fiduciary duty could result in its refusing to register a particular transfer proposed by the Company.

Concentration risk

The Directors believe that the diversified nature of the Company's portfolio and the number of underlying investments in the Funds reduces the risks normally associated with making investments in the buy-out and development capital markets. However, it should be noted that the Company intends to focus future investments on a smaller number of private equity managers, particularly Permira. As outlined in note 9, the future performance of the Company will therefore be largely dependent on the future performance of the Permira Funds in which we invest. The Directors believe that this represents an opportunity, but investors should also be aware that greater concentration of the investment portfolio also presents a risk.

Following a review of its future investment policy during the year, the Board concluded that the Company's core focus should remain on international private equity and, within that, its primary focus should be on Europe and, to a lesser extent, Japan. While the Company will continue to have valuable commitments in the US in smaller company buy-outs and in the life sciences sectors, the Board believes that the buy-out markets of Europe and Japan will provide excellent investment opportunities over the next five to ten years.

Within these two markets the Board has decided to concentrate the Company's investments with our existing, highly rated investment advisers, Permira and MKS Advisers. SVG Capital plc has therefore entered into agreements with Permira (approved by shareholders on April 25, 2005), which give the Company full access to the next two funds which Permira is expected to raise, Permira IV and Permira V, and which strengthen the Company's long-standing relationship with Permira.

                                      F34


34.      EXPLANATION OF TRANSITION TO IFRS (GROUP)

The reconciliations of equity at January 1, 2004 (date of transition to IFRS) and at December 31, 2004 (date of last UK GAAP financial statements) and the reconciliation of profit for 2004 are required by IFRS 1 First-time adoption of International Financial Reporting Standards in the year of transition.

Reconciliation of Group equity at January 1, 2004 (date of transition to IFRS)

-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
                                                                     IFRS format       UK GAAP
                                                                     adjustments       in IFRS
                                                         UK GAAP            only        format
                                                         GBP'000         GBP'000       GBP'000
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
Fixed Assets                                                                                    Non-current assets
Tangible fixed assets                                        399               -           399  Property, plant and equipment
-------------------------------------------------- --------------
Fixed asset investments
Funds and co-investments                                 560,287       (560,287)
Listed UK equities                                         8,184         (8,184)
Money market instruments                                  41,877        (41,877)
                                                                         568,471       568,471  Investments designated as fair
                                                                                                value through profit and loss
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
                                                         610,348        (41,877)       568,870
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
Current assets                                                                                  Current assets
Debtors                                                    6,718               -         6,718  Other receivables
Cash at bank                                               5,791          41,877        47,668  Cash and cash equivalents
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
                                                          12,509          41,877        54,386
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
                                                                               -       623,256  Total assets
Current liabilities                                                                             Current liabilities
Creditors: amounts falling due within one year           (8,111)               -       (8,111)  Other payables
-------------------------------------------------- --------------
Net current assets                                         4,398
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
Total assets less current liabilities                    615,145               -       615,145  Total assets less current
                                                                                                liabilities
                                                                                                Non-current liabilities
Creditors: due after more than one year                 (88,108)          88,108
                                                                        (87,619)      (87,619)  Convertible loan notes
                                                                           (489)         (489)  Deferred staff compensation
Minority interest - non-equity                             (100)             100
Minority interest - equity                                 (319)             319
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
Net assets                                               526,618             419       527,037  Net assets
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------

Capital and reserves                                                                            Equity
Called up share capital                                  112,655               -       112,655  Called up share capital
Share premium account                                     43,114               -        43,114  Share premium account
Capital redemption reserve                                 3,204               -         3,204  Capital redemption reserve
Share purchase reserve                                    92,054               -        92,054  Share purchase reserve
Capital reserve                                          281,902               -       281,902  Capital reserve
Revenue reserve                                          (6,311)               -       (6,311)  Revenue reserve
                                                                                       526,618  Equity attributable to equity
                                                                                                holders of the parent
                                                                             419           419  Minority interest
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
Equity shareholders' funds                               526,618             419       527,037  Total equity
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------

Net asset value per ordinary share
- undiluted                                               467.5p               -        467.5p
- diluted                                                 458.7p               -        458.7p
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------

Notes to the reclassification of Group equity at January 1, 2004

(a) Fixed asset investments, other than money market instruments, have been reclassified as investments designated as fair value through profit and loss under IFRS.
(b) The definition of gross cash differs between UK GAAP and IFRS. Under UK GAAP cash comprises cash on hand and only demand deposits. IFRS includes short-term highly liquid investments, i.e. those that can be turned into cash with insignificant changes in value, within cash equivalents. Consequently, investments in money market instruments have been reclassified as cash equivalents under IFRS.

                                      F35


34.      EXPLANATION OF TRANSITION TO IFRS (GROUP) (continued)

Reconciliation of Group equity at January 1, 2004 (date of transition to IFRS)

------------------------------------------------------------------------ ------------------ ----------------- --------------
                                                                           UK GAAP in IFRS           UK GAAP
                                                                                    format       Adjustments           IFRS
                                                                                   GBP'000           GBP'000        GBP'000
------------------------------------------------------------------------ ------------------ ----------------- --------------
Non-current assets
Property, plant and equipment                                                          399                 -            399
Investments designated as fair value through profit and loss                       568,471             7,144        575,615
                                                                         ------------------                   --------------
                                                                                   568,870                          576,014
                                                                         ------------------                   --------------
Current assets
Other receivables                                                                    6,718                 -          6,718
Cash and cash equivalents                                                           47,668                 -         47,668
                                                                         ------------------                   --------------
                                                                                    54,386                           54,386
                                                                         ------------------                   --------------
Total assets                                                                       623,256                          630,400
Current liabilities
Other payables                                                                     (8,111)                 -        (8,111)
                                                                         ------------------                   --------------
Total assets less current liabilities                                              615,145                          622,289
Non-current liabilities
Convertible loan notes                                                            (87,619)            13,307       (74,312)
Deferred staff compensation                                                          (489)                 -          (489)
------------------------------------------------------------------------ ------------------ ----------------- --------------
Net assets                                                                         527,037            20,451        547,488
------------------------------------------------------------------------ ------------------ ----------------- --------------
Equity
Called up share capital                                                            112,655                 -        112,655
Share premium account                                                               43,114                 -         43,114
Capital redemption reserve                                                           3,204                 -          3,204
Share purchase reserve                                                              92,054                 -         92,054
Share option reserve                                                                     -               343            343
Convertible loan notes - equity                                                          -            14,779         14,779
Capital reserve                                                                    281,902             7,144        289,046
Revenue reserve                                                                    (6,311)           (1,815)        (8,126)
                                                                         ------------------                   --------------
Equity attributable to equity holders of the parent                                526,618                          547,069
Minority interest                                                                      419                 -            419
------------------------------------------------------------------------ ------------------ ----------------- --------------
Total equity                                                                       527,037            20,451        547,488
------------------------------------------------------------------------ ------------------ ----------------- --------------
Net asset value per ordinary share
- undiluted                                                                         467.5p             18.1p         485.6p
- diluted                                                                           458.7p              6.3p         465.0p
------------------------------------------------------------------------ ------------------ ----------------- --------------

Notes to the reconciliation of Group equity at January 1, 2004

     (a) The valuation of investments designated as fair value through profit and loss has increased, mainly due to the adjustment of fund valuations for the removal of discounts previously applied to quoted companies held in fund investments. This treatment is in accordance with IAS 39 'Financial instruments: recognition and measurement'.

     (b) The 'embedded option' elements of the Company's convertible loan notes have been transferred to equity. The equity component has been measured at the date of issue. The remaining liability represents the carrying amount to maturity of a 'straight bond' with a 4.5% coupon and maturity dates of 2011 and 2013, measured at amortized cost using the effective interest method. This treatment is in accordance with IAS 39 'Financial instruments recognition and measurement'. (c) A charge to profit and loss has been made in respect of the value of share options issued since November 7, 2002 for the relevant period to December 31, 2003. This treatment is in accordance with IFRS 2 'Share-based Payment'.

                                      F35

34.      EXPLANATION OF TRANSITION TO IFRS (GROUP)

Reconciliation of Group equity at December 31, 2004 (date of last UK GAAP financial statements)

-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
                                                                     IFRS format       UK GAAP
                                                                     adjustments       in IFRS
                                                         UK GAAP            only        format
                                                         GBP'000         GBP'000       GBP'000
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
Fixed Assets                                                                                    Non-current assets
Tangible fixed assets                                      1,161               -         1,161  Property, plant and equipment
-------------------------------------------------- --------------
Fixed asset investments
Funds and co-investments                                 688,198       (688,198)
Listed UK equities                                        15,179        (15,179)
Money market instruments                                  10,987        (10,987)
                                                                         703,377       703,377  Investments designated as fair
                                                                                                value through profit and loss
                                                                              74            74  Deferred tax asset
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
                                                         714,364        (10,913)       704,612
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
Current assets                                                                                  Current assets
Debtors                                                    4,390               -         4,390  Other receivables
Cash at bank                                              14,161          10,987        25,148  Cash and cash equivalents
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
                                                          18,551          10,987        29,538
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
                                                                              74       734,150  Total assets
Current liabilities                                                                             Current liabilities
Creditors: amounts falling due within one year           (7,763)               -       (7,763)  Other payables
-------------------------------------------------- --------------
Net current assets                                        10,788
-------------------------------------------------- --------------
Debtors: amounts falling due after more than one
year                                                          74            (74)
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
Total assets less current liabilities                    726,387               -       726,387  Total assets less current
                                                                                                liabilities
                                                                                                Non-current liabilities
Creditors: due after more than one year                 (49,479)          49,479
                                                                        (48,926)      (48,926)  Convertible loan notes
                                                                           (553)         (553)  Deferred staff compensation
Minority interest - non-equity                             (100)             100
Minority interest - equity                                 (405)             405
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
Net assets                                               676,403             505       676,908  Net assets
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
Capital and reserves                                                                            Equity
Called up share capital                                  122,530               -       122,530  Called up share capital
Share premium account                                     72,622               -        72,622  Share premium account
Capital redemption reserve                                 3,204               -         3,204  Capital redemption reserve
Share purchase reserve                                    92,054               -        92,054  Share purchase reserve
Capital reserve                                          397,050               -       397,050  Capital reserve
Revenue reserve                                         (11,057)               -      (11,057)  Revenue reserve
                                                                                  ------------- -----------------------------------
                                                                                       676,403  Equity attributable to equity
                                                                                                holders of the parent
                                                                             505           505  Minority interest
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
Equity shareholders' funds                               676,403             505       676,908  Total equity
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------
Net asset value per ordinary share
- undiluted                                               552.0p               -        552.0p
- diluted                                                 539.7p               -        539.7p
-------------------------------------------------- -------------- --------------- ------------- -----------------------------------

Notes to the reclassification of Group equity at December 31, 2004

     (a) Fixed asset investments, other than money market instruments, have been reclassified as investments designated as fair value through profit and loss under IFRS.

     (b) The definition of gross cash differs between UK GAAP and IFRS. Under UK GAAP cash comprises cash on hand and only demand deposits. IFRS includes short-term highly liquid investments, i.e. those that can be turned into cash with insignificant changes in value, within cash equivalents. Consequently, investments in money market instruments have been reclassified as cash equivalents under IFRS.

                                      F36


34.      EXPLANATION OF TRANSITION TO IFRS (GROUP) (continued)

Reconciliation of Group equity at December 31, 2004 (date of last UK GAAP financial statements)

------------------------------------------------------------------------ ------------------ ----------------- --------------
                                                                           UK GAAP in IFRS           UK GAAP
                                                                                    format       Adjustments           IFRS
                                                                                   GBP'000           GBP'000        GBP'000
------------------------------------------------------------------------ ------------------ ----------------- --------------
Non-current assets
Property, plant and equipment                                                        1,161                 -          1,161
Investments designated as fair value through profit and loss                       703,377            25,895        729,272
Deferred tax asset                                                                      74                 -             74
                                                                         ------------------                   --------------
                                                                                   704,612                          730,507
                                                                         ------------------                   --------------
Current assets
Other receivables                                                                    4,390                 -          4,390
Cash and cash equivalents                                                           25,148                 -         25,148
                                                                         ------------------                   --------------
                                                                                    29,538                           29,538
                                                                         ------------------                   --------------
Total assets                                                                       734,150                          760,045
Current liabilities
Other payables                                                                     (7,763)                 -        (7,763)
                                                                         ------------------                   --------------
Total assets less current liabilities                                              726,387                          752,282
Non-current liabilities
Convertible loan notes                                                            (48,926)             6,552       (42,374)
Deferred staff compensation                                                          (553)                 -          (553)
------------------------------------------------------------------------ ------------------ ----------------- --------------
Net assets                                                                         676,908            32,447        709,355
------------------------------------------------------------------------ ------------------ ----------------- --------------
Equity
Called up share capital                                                            122,530                 -        122,530
Share premium account                                                               72,622                 -         72,622
Capital redemption reserve                                                           3,204                 -          3,204
Share purchase reserve                                                              92,054                 -         92,054
Share option reserve                                                                     -             1,250          1,250
Convertible loan notes - equity                                                          -             7,446          7,446
Capital reserve                                                                    397,050            25,895        422,945
Revenue reserve                                                                   (11,057)           (2,144)       (13,201)
                                                                         ------------------                   --------------
Equity attributable to equity holders of the parent                                676,403                          708,850
Minority interest                                                                      505                 -            505

------------------------------------------------------------------------ ------------------ ----------------- --------------
Total equity                                                                       676,908            32,447        709,355
------------------------------------------------------------------------ ------------------ ----------------- --------------

Net asset value per ordinary share
- undiluted                                                                         552.0p             26.5p         578.5p
- diluted                                                                           539.7p             18.5p         558.2p
------------------------------------------------------------------------ ------------------ ----------------- --------------

Notes to the reconciliation of Group equity at December 31, 2004

     (a) The valuation of investments designated as fair value through profit and loss has increased, mainly due to the adjustment of fund valuations for the removal of discounts previously applied to quoted companies held in fund investments. This treatment is in accordance with IAS 39 'Financial instruments: recognition and measurement'.

     (b) The 'embedded option' elements of the Company's convertible loan notes have been transferred to equity. The equity component has been measured at the date of issue. The remaining liability represents the carrying amount to maturity of a 'straight bond' with a 4.5% coupon and maturity dates of 2013, measured at amortized cost using the effective interest method. This treatment is in accordance with IAS 39 'Financial instruments recognition and measurement'.

     (c) A charge to profit and loss has been made in respect of the value of share options issued since November 7, 2002 for the relevant period to December 31, 2004. This treatment is in accordance with IFRS 2 'Share-based Payment'.


                                      F37


34.      EXPLANATION OF TRANSITION TO IFRS (GROUP) (continued)

Reconciliation of Group profit for the year ended December 31, 2004

------------------------------------------------------------------------ ------------------ ----------------- --------------
                                                                                                        IFRS
                                                                                   UK GAAP       Adjustments           IFRS
                                                                                   GBP'000           GBP'000        GBP'000
------------------------------------------------------------------------ ------------------ ----------------- --------------
Gains on investments - gains on fair value through profit and loss                 116,130            18,669        134,799
Exchange (losses)/gains on liquid assets                                              (45)                82             37
------------------------------------------------------------------------ ------------------ ----------------- --------------
                                                                                   116,085            18,751        134,836
------------------------------------------------------------------------ ------------------ ----------------- --------------
Operating income
Investment income                                                                    2,212                 -          2,212
Other operating income                                                               8,959                 -          8,959
------------------------------------------------------------------------ ------------------ ----------------- --------------
                                                                                    11,171                 -         11,171
------------------------------------------------------------------------ ------------------ ----------------- --------------
Operating expenses
Administrative expenses                                                            (9,932)             (907)       (10,839)
Other operating expenses                                                             (928)                 -          (928)
------------------------------------------------------------------------ ------------------ ----------------- --------------
                                                                                  (10,860)             (907)       (11,767)
------------------------------------------------------------------------ ------------------ ----------------- --------------
Operating profit/(loss)                                                                311             (907)          (596)
Finance costs                                                                      (5,980)               578        (5,402)
------------------------------------------------------------------------ ------------------ ----------------- --------------
Profit before tax                                                                  110,416            18,422        128,838
Tax                                                                                     72                 -             72
------------------------------------------------------------------------ ------------------ ----------------- --------------
Profit for the year                                                                110,488            18,422        128,910
------------------------------------------------------------------------ ------------------ ----------------- --------------

Notes to the reconciliation of Group profit for the year ended December 31, 2004

     (a) Gains on fair value through profit and loss increased as a result of the removal of discounts previously applied to quoted companies held in fund investments. The portfolio had a higher exposure to quoted investments at December 31, 2004 than at December 31, 2003.

     (b) A charge to profit and loss has been made in respect of the value of share options.

     (c) A net credit adjustment to profit and loss has been made for a reversal of previous charges amortized in respect of the 2011 Bonds following their conversion in December 2004, which outweighs the additional interest charge in respect of the 2013 Bonds using the effective interest method.

Explanation of material adjustments to the Group cash flow statement for the year ended December 31, 2004 The transition from UK GAAP to IFRS has no effect upon the reported cash flows generated by the Group. The IFRS cash flow statement is presented in a different format from that required under UK GAAP with cash flows split into three categories of activities - operating activities, investing activities and financing activities. The reconciling items between the UK GAAP presentation and the IFRS presentation have no net impact on the cash flows generated.

In preparing the cash flow statement under IFRS, cash and cash equivalents include cash at bank and in hand, highly liquid interest bearing securities with original maturities of three months or less, and bank overdrafts. Under UK GAAP highly liquid interest bearing securities were not classified as cash equivalents.

                                      F39


35.      TEN LARGEST FUND INVESTMENTS

------------------------------------------------ ---------------------------------- ---------------- ---------------
                                                                          Manager/             2005            2004
                                                                           Adviser            GBP'000      (restated)
                                                                                                             GBP'000
------------------------------------------------ ---------------------------------- ---------------- ---------------
Permira Europe II                                                          Permira          253,687         371,992
Permira Europe III                                                         Permira          159,564          80,893
P123                                                                          SVGA           80,762          63,888
Schroder Ventures Asia Pacific Fund                      Symphony Capital Partners           45,343          32,322
The Japan Fund IV                                                   MKS Consulting           29,519          13,996
SV Investments Fund I                                       SV Investment Partners           21,676          27,370
SV Life Sciences Fund II                                 SV Life Sciences Advisers           20,344          30,135
SV Life Sciences Fund III                                SV Life Sciences Advisers           19,787          11,136
Strategic Equity Capital plc                                                SVG IM           14,775               -
Permira Europe I                                                           Permira           13,034          22,207
------------------------------------------------ ---------------------------------- ---------------- ---------------
                                                                                            658,491         653,939
------------------------------------------------ ---------------------------------- ---------------- ---------------

                                      F40

36. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The group's consolidated accounts are prepared in accordance with IFRS, which differ from United States generally accepted accounting principles ("US GAAP"). The significant differences applicable to the Group are summarized below:

Unamortized issue costs
Under IFRS, unamortized issue costs are disclosed net against the liability to which they relate. Under US GAAP, unamortized costs are shown as an asset. The increase in debtors and long-term creditors that would result from applying US
GAAP  amounts  to  GBP65,000  for  the  year  ended  December  31,  2005  (2004:
GBP74,000), with no change to shareholders' equity.

Share-based employee compensation expense
Under IFRS, the Company is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

Under US GAAP, the Company has elected to account for these options under Accounting Principles Board Opinion No. 25 under which the plan would be regarded as variable. As a result, expenses have been calculated based on the intrinsic value of the options at the balance sheet dates and the differences arising from adopting different valuation bases are presented in the reconciliation of profit under IFRS and US GAAP.

Had compensation expense for such options been determined consistent with the fair value method prescribed by SFAS 123, Accounting for Stock-Based Compenstion, using the Stochastic model, the Company's pro-forma net profit and earnings and diluted earnings per share would have been:

                                                                                         For the year      For the year
                                                                                       ended December    ended December
                                                                                             31, 2005          31, 2004
                                                                                               GBP000            GBP000
Profit after tax and minority interest as adjusted to comply with US GAAP                     169,289           103,638

Reversal of share -based employee compensation expense as reported                             15,211             6,764
Share-based employee compensation expense under fair value based method                       (1,647)           (1,863)
------------------------------------------------------------------------------------ ----------------- -----------------
Pro forma net profit                                                                          182,853           108,539
------------------------------------------------------------------------------------ ----------------- -----------------
Earnings per share - pro forma                                                                 144.4p             95.8p
------------------------------------------------------------------------------------ ----------------- -----------------
Diluted earnings per share - pro forma                                                         131.2p             82.6p
------------------------------------------------------------------------------------ ----------------- -----------------

Convertible bonds
Under IAS 39 - 'Financial instruments: recognition and measurement'; convertible loan notes are regarded as compound instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The carrying amount to maturity of the liability component is measured at amortized cost. The difference between the proceeds of issue of the convertible loan notes and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the Company, is included in equity.

Under US GAAP, such convertible bonds are treated as a liability only, not as a mixture of debt and equity.

                                      F41

36. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Revaluation of quoted investments classified as fair value through profit and loss Under IAS 39 - 'Financial instruments: recognition and measurement', marketability discounts are not applied to quoted investments when determining fair values.

Previuosly under US GAAP, the Company applied blockage discounts when determining the fair values of certain quoted investments in accordance with the guidance provided by the AICPA Investment Companies Guide ("the Gude"). The Company is allowed to apply blockage discounts when determining the fair values of certain quoted investments since this was the Company's policy prior to the financial year ended June, 30 1999. The Guide however requires that if a company does not meet the criteria to apply blockage discounts when determining fair values of certain types of investments, that where available, quoted market prices are to be used when determining fair values of quoted investments. The Company believes that the use of quoted market prices is a more preferable method for quoted investments. Therefore, on January 1, 2005, the Company amended its valuation policy to adopt the use, of where available, quoted market prices when determining fair values of quoted investments. The Company changed its accounting policy under US GAAP because it believes the new policy results in a more comparable measure of fair value, aligning it with industry peers and current best practice.

As a consequence of this change in accounting principle, the cumulative effect on period prior to adoption has been shown as a cumulative effect of a change in accounting principle in the reconciliation of profit for the year ended December 31, 2005. The effect of the change was to increase profit from continuing operations in that year by GBP25,895,000 (or 20.4p per share and 18.6p per share on a diluted basis). The pro forma effect of the change on the year ended
December 31, 2004 was to increase profit from continuing opertations by GBP18,751,000 (or 16.5p per share and 14.0p per share on a diluted basis).

                                      F42

36. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)


Minority interests
Under US GAAP, minority interests are treated as liabilities, whereas under IFRS they are treated as part of equity.

Reconciliation of Profit
The following is a summary of the significant adjustments to profit after tax attributable to equity holders of the parent company that would be required if US GAAP were to be applied instead of IFRS:

                                                                          For the year ended    For the year ended
                                                                           December 31, 2005     December 31, 2004
Consolidated income statement                                                         GBP000                GBP000
Capital returns                                                                      142,401               133,983
Revenue returns                                                                       14,310               (5,073)
---------------------------------------------------------------------- ---------------------- ---------------------
Profit after tax as reported under IFRS                                              156,711               128,910
Minority interest                                                                      (137)                  (86)
---------------------------------------------------------------------- ---------------------- ---------------------
Profit after tax attributable to equity holders of the parent                        156,574               128,824
company as reported under IFRS
Adjustments:
Revaluation of quoted investments                                                          -              (18,751)
Convertible bonds                                                                        606                 (578)
Share-based employee compensation expense                                           (13,786)               (5,857)
---------------------------------------------------------------------- ---------------------- ---------------------
Profit after tax and minority interest as adjusted to comply with US                 143,394               103,638
GAAP before the cumulative effect of change in accounting principle

Revaluation of quoted investments                                                     25,895                     -
---------------------------------------------------------------------- ---------------------- ---------------------
Profit after tax and minority interest as adjusted to comply with US
GAAP after the cumulative effect of change in accounting principle
                                                                                     169,289               103,638
---------------------------------------------------------------------- ---------------------- ---------------------
Earnings per share calculated on US GAAP profit shown above before the cumulative effect of the change in accounting principle

Basic earnings per share                                                              113.3p                 91.4p

Diluted earnings per share                                                            104.3p                 79.0p

Earnings per share calculated on US GAAP profit shown above after the cumulative effect of the change in accounting principle

Basic earnings per share                                                              133.7p                 91.4p

Diluted earnings per share                                                            122.9p                 79.0p
---------------------------------------------------------------------- ---------------------- ---------------------

There are no tax effects resulting from the reconciliation of profits to US GAAP.


                                      F43



36. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

On January 1, 2005 the Company changed its valuation policy to a more preferable policy for the valuation of investments in certain quoted investments (Please see "Revaluation of quoted investments classified as fair value through profit and loss note above").

Had this valuation policy been in place previous to this date, the pro forma effects on the Company's profit after tax and (loss)/earnings per share adjusted for US GAAP would have been as follows:


Pro forma profit disclosure                                                                     For the year ended
                                                                                                 December 31, 2004
                                                                                                           GBP'000
Profit after taxation as adjusted for US GAAP before the cumulative effect of change in
accounting principle                                                                                       103,368
Gain on change of fair value of investments (please refer to "Revaluation of quoted                         18,751
investments classified as fair value through profit and loss" above)
Pro forma net(loss)/profit for US GAAP                                                                     122,389
Pro forma net(loss)/earnings per ordinary share as adjusted for US GAAP after the change in
accounting principle                                                                                        108.0p
Pro forma diluted net(loss)/earnings per ordinary share as adjusted for US GAAP after the
change in accounting principle                                                                               93.0p


Consolidated shareholders' equity
The following is a summary of the significant adjustments to consolidated net assets that would be required if US GAAP were to be applied instead of IFRS:

                                                                          December 31, 2005      December 31, 2004
                                                                                     GBP000                 GBP000
Capital and reserves attributable to equity holders of the parent                    902,357               708,850
company as reported under IFRS
Minority interest                                                                        642                   505
---------------------------------------------------------------------- ---------------------- ---------------------
Total equity as reported under IFRS                                                  902,999               709,355
Adjustments:
Revaluation of quoted investments                                                          -              (25,895)
Convertible bonds: treatment of option element under IFRS                            (5,946)               (6,552)
Reclassification of minority interest                                                  (642)                 (505)
---------------------------------------------------------------------- ---------------------- ---------------------
Shareholders' funds as adjusted to comply with US GAAP                               896,411               676,403
---------------------------------------------------------------------- ---------------------- ---------------------
Net assets per share calculated on US GAAP shareholders' funds shown                  697.4p                552.0p
above
---------------------------------------------------------------------- ---------------------- ---------------------

                                      F44


36. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Additional disclosures under US GAAP:

Under US GAAP, realized and unrealized profits are disclosed separately. Gains on investments treated as gains on fair value through profit and loss amounted to GBP160.7 million for the year ended December 31, 2005 (year ended December 31, 2004: GBP123.7 million) and are analyzed below:

                                                                          For the year ended    For the year ended
                                                                           December 31, 2005     December 31, 2004
                                                                                      GBP000                GBP000
Realized profits on investments                                                       31,201                19,479
Unrealized profits on investments                                                    129,493               104,221
---------------------------------------------------------------------- ---------------------- ---------------------
Gains on investments - gains on fair value through profit and loss                   160,694               123,700
as adjusted to accord with US GAAP
---------------------------------------------------------------------- ---------------------- ---------------------

Local currency balances of cash and cash equivalents:
                                                                           December 31, 2005      December 31, 2004
Cash and cash equivalents                                                             GBP000                GBP000
Denominated in:
- sterling  (2005: GBP42,618,000; 2004: GBP21,651,000)                                42,618                 21,651
- euro  (2005: EUR233,448,000; 2004: EUR3,620,000)                                   160,401                  2,563
- US dollars  (2005: $3,369,000; 2004: $1,762,000)                                     1,962                    918
- Canadian dollars  (2005: C$49,000; 2004: C$36,000)                                      25                     16
------------------------------------------------------------------------------------------------------------------
Total cash and cash equivalents                                                      205,006                 25,148
------------------------------------------------------------------------------------------------------------------
Local currency equivalents in parenthesis.


                                      F45


36. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Changes to accounting standards

FAS 123(R): Share-Based Payment

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payments" or SFAS 123(R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123(R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). SFAS 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123(R) will be effective for the Company's fiscal year beginning January 1, 2006.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods: (1) a "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and
(b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date or (2) a "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company expects to adopt SFAS 123(R) effective January 1, 2006 under the modified-prospective method.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method. The adoption of SFAS 123(R)'s fair value method will have an impact on our result of operations, although it is not expected to have a material impact on our overall financial position. We are currently analyzing the effects of the new standard and can not currently quantify the impact that adoption of the standard is expected to have on the financial statements.

SOP 03-03: Accounting for Certain Loans or Debt Securities Acquired in a
Transfer

The Statement of Position 03-03 (SOP 03-03) addresses accounting for differences between the contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004.

The Group adopted this SOP from January 1, 2005. Adoption did not have an impact on the Group's results of operations or financial condition as determined under US GAAP for the year ended December 31, 2005.

SFAS 154: Accounting Changes and Error Corrections

In May  2005,  the FASB  issued  SFAS no.  154,  'Accounting  Changes  and Error
Corrections' Statement (SFAS 154). SFAS 154 replaces APB 20 and SFAS 3 and changes the requirements for the accounting and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle, and requires the retrospective application to prior periods' financial statements of such changes.

SFAS 154 also requires that a change in depreciation, amortisation or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 carries forward without change the guidance in Opinion 20 for reporting the correction of an error in previously issued financial statements.

The statement is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.


                                      F46


36. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

SFAS 155: Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155, 'Accounting for Certain Hybrid Financial Instruments' (SFAS 155), an amendment of SFAS 140 and SFAS 133. SFAS 155 permits election to measure any hybrid financial instrument at fair value (with changes in fair value recognised in earnings) if the hybrid instruments contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible.

The Statement will be effective for all instruments acquired, issued, or subject to a remeasurement event occuring after the beginning of fiscal years that begin after September 15, 2006, with earlier adoption permitted as of the beginning of the Group's 2006 fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued.

It is not anticipated that this will have a material impact on the Group's results.

SFAS 156: Accounting for Servicing of Financial Assets

In March 2006, the FASB issued SFAS No.156 'Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140' (SFAS1 156).

SFAS 156 addresses the recognition and measurement of separately recognised servicing assets and liabilities and provides an approach to obtain hedge-like (offset) accounting. The standard also: clarifies when an obligation to service financial assets should be separately recognised as a servicing asset or liability; requires fair value measurement for these assets and liabilities, if practicable; permits fair value or amortisation for subsequent measurement of these assets and liabilities; and permits a servicer using derivatives to offset servicing risk to measure both the derivative and related servicing asset or liability at fair value.

It is not anticipated that this will have a material impact on the Group's results.

                                      F47

Exhibit         Exhibit Name
Number


1.1             Memorandum of Association                                                                     *

1.2             Articles of Association, as adopted on December 5, 2000                                     ***

4.1             Facility Agreement, dated March 10, 2006, between the Company,  The Governor and           Filed
                Company of The Bank of Scotland and The Royal Bank of Scotland plc                        herewith

4.2             The Executive Share Option Plan                                                              **

4.3             Operating Agreement, dated March 21, 2005, between the Company and Permira Holdings         ***
                Limited and the Company and certain other Permira Entities

4.4             Subscription Agreement, dated March 21, 2005, between the Company and Permira               ***
                Capital Limited

8.1             List of Subsidiaries of the Company                                                          **

11.1            The Company's Code of Ethics                                                               Filed
                                                                                                          herewith

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

13.1            Certification of Chief Executive Officer pursuant to SEC Rule 13a-14(b)                  Furnished
                                                                                                          herewith

13.2            Certification of Chief Financial Officer pursuant to SEC Rule 13a-14(b)                  Furnished
                                                                                                          herewith

 * Incorporated herein by reference to the Company's 2000 annual report on Form 20-F, filed with the Commission on
                                                  January 16, 2001

 ** Incorporated herein by reference to the Company's 2001 annual report on Form 20-F, filed with the Commission on
                                                  November 8, 2001

*** Incorporated herein by reference to the Company's 2004 annual report on Form 20-F, filed with the Commission on
                                                   July 15, 2005
